Harvest Energy Trust

04036581

Via Courier

August 25, 2004

Securities and Exchange Commission
Judiciary Plaza
450 - 5th Street NW
Washington, D.C. 20549
U.S.A.

SUPPL

AUG 27 2004

Dear Sir or Madam:

Re: Harvest Energy Trust (the "Trust")
File No. 82-34779
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the *Securities Exchange Act of 1934*, as amended, enclosed are copies of the Trust's documents listed on the attached "Exhibit A". As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

PROCESSED
AUG 31 2004
THOMSON FINANCIAL

Yours truly,

HARVEST OPERATIONS CORP.

Per: [signature]

dlw 8/31

G:\057686\0010\Harvest Letter to SEC.doc

T: 403 265 1178 F: 403 265 3490 www.harvestenergy.ca

1900, 330 - 5th Avenue SW, Calgary, Alberta T2P 0L4

Exhibit A

1. Press release dated March 15, 2004 announcing the April 15, 2004 distribution.
2. Press release dated March 19, 2004 announcing the taxability information for 2003 fiscal year distributions.
3. Early warning report filed April 8, 2004 (National Instrument 62-103 Report Filed by Eligible Institutional Investor Under Part 4)
4. Press release dated April 16, 2004 announcing the year end 2003 financial results, MD&A and reserves.
5. Press release dated April 16, 2004 announcing the May 17, 2004 distribution.
6. Press release dated April 19, 2004 announcing a business acquisition and Plan of Arrangement with Storm Energy.
7. Notice of meeting letter sent by Valiant Trust to Securities Commissions dated April 26, 2004.
8. Interim MD&A for period ending March 31, 2004, filed May 14, 2004.
9. Interim financial statements for period ending March 31, 2004 filed May 14, 2004.
10. Form 52-109F2 – CFO Certification of Interim Filings filed May 14, 2004
11. Form 52-109F2 – CEO Certification of Interim Filings filed May 14, 2004
12. Amended Interim financial statements for period ending March 31, 2004, filed May 18, 2004
13. Notice of Meeting filed May 19, 2004
14. Annual MD&A for period ended December 31, 2003, filed May 19, 2004.
15. Management Information Circular and Proxy Statement for the Annual and Special Meeting of Unitholders to be held on Tuesday, June 22, 2004, filed May 19, 2004.
16. Instrument of Proxy for the Annual and Special Meeting of Unitholders.
17. Audited annual financial statements for period ended December 31, 2003.
18. Annual Report for Harvest for fiscal year ended December 31, 2003.
19. Notice regarding filing of Annual Information Form, dated May 20, 2004
20. Certificate dated May 19, 2004 regarding dissemination to Unitholders of the Annual Meeting materials.
21. Renewal Annual Information Form dated April 30, 2004.
22. Form 52-109F2 – CFO Certification of Interim Filings filed May 21, 2004
23. Form 52-109F2 – CEO Certification of Interim Filings filed May 21, 2004
24. Report in respect of voting results from Annual and Special meeting.
25. Press release dated June 30, 2004 regarding completion of the Storm Plan of Arrangement.
26. Material change report dated June 30, 2004 regarding closing of the Storm Plan of Arrangement.
27. Press release dated July 15, 2004 regarding the acquisition of oil and natural gas producing properties, and bought deal financing.
28. Press release dated July 14, 2004 regarding the August 16, 2004 distribution payment.

29. French version of preliminary short form prospectus for bought deal offering dated July 19, 2004.
30. Preliminary short form prospectus for bought deal offering dated July 19, 2004.
31. French version of Notice of Meeting filed July 19, 2004.
32. French version of Material change report filed July 19, 2004.
33. French version of Management Information circular filed July 19, 2004.
34. French version of Form of proxy filed July 19, 2004.
35. Material change report pertaining to the acquisition of properties announced July 15, 2004.
36. French version of MD&A for the period ended December 31, 2003.
37. French version of MD&A for the period ended March 31, 2004.
38. French version of material change report pertaining to the acquisition of properties announced July 15, 2004.
39. French version of interim financial statements for period ending March 31, 2004.
40. French version of audited annual financial statements for period ending December 31, 2003.
41. French version of Annual Information Form dated April 30, 2004.
42. Underwriting / Agency agreement dated July 19, 2004.
43. French version of final short form prospectus dated July 30, 2004.
44. Final short form prospectus dated July 30, 2004.
45. Consent letter of reserve evaluators dated July 30, 2004.
46. Consent letter of underwriters legal counsel dated July 30, 2004.
47. Consent letter of Harvest's legal counsel dated July 30, 2004.
48. Auditor's consent letter (PricewaterhouseCoopers) dated July 30, 2004.
49. Auditor's consent letter (Deloitte & Touche) dated July 30, 2004.
50. Auditor's consent letter (KPMG) dated July 30, 2004.
51. Press release dated August 10, 2004 announcing closing of financing.
52. Press release dated August 12, 2004 announcing Sept. 15, 2004 distribution payment.
53. Press release dated August 12, 2004 announcing financial results for period ending June 30, 2004.
54. Interim MD&A for period ending June 30, 2004.
55. Interim financial statements for period ending June 30, 2004.
56. Form 52-109F2 – CFO Certification of Interim Filings filed August 13, 2004
57. Form 52-109F2 – CEO Certification of Interim Filings filed August 13, 2004
58. Business acquisition report dated May 28, 2004 regarding Plan of Arrangement and acquisition of Storm Energy.

FILE NO.
82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release
(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS APRIL 15th, 2004 CASH DISTRIBUTION OF $0.20 PER UNIT

Calgary, March 15th, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on April 15th, 2004 to Unitholders of record on March 31st, 2004. Harvest trust units are expected to commence trading on an ex-distribution basis on March 29th, 2004. This distribution amount represents Distributable Cash earned in the month of March 2004.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality light, medium and heavy gravity crude oil properties in East Central Alberta and South East Saskatchewan, and its hands-on operating strategy underpin Harvest's objective to deliver consistent returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

FILE NO. 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release
(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES TAX INFORMATION.

Calgary, March 19, 2004 (TSX: HTE.UN) — Harvest Energy Trust (the "Trust" or "Harvest") announces the tax on distributions declared and paid. The Trust paid $2.40 Canadian per Trust Unit in distributions in 2003. The distribution declared in December 2002 and paid in January 2003 was deemed to be 100% return of capital. For the distributions declared in 2003 and paid in the months of February 2003 through to January 2004, 41% of the distributions are taxable and 59% are a return of capital.

The table below sets out the distributions declared since inception of the Trust to December 31, 2003 and also indicates the income and return of capital allocation for each distribution.

Canadian $'s

Record Date	Payment Date	Payment per Trust Unit	Distribution Taxability		Per Trust Unit	
			Income	Return of Capital	Income	Capital
December 31, 2002	January 15, 2003	$0.20	0%	100%	$0.000	$0.200
January 31, 2003	February 17, 2003	$0.20	41%	59%	$0.082	$0.118
February 28, 2003	March 17, 2003	$0.20	41%	59%	$0.082	$0.118
March 31, 2003	April 15, 2003	$0.20	41%	59%	$0.082	$0.118
April 30, 2003	May 15, 2003	$0.20	41%	59%	$0.082	$0.118
May 30, 2003	June 16, 2003	$0.20	41%	59%	$0.082	$0.118
June 30, 2003	July 15, 2003	$0.20	41%	59%	$0.082	$0.118
July 31, 2003	August 15, 2003	$0.20	41%	59%	$0.082	$0.118
August 29, 2003	September 15, 2003	$0.20	41%	59%	$0.082	$0.118
September 30, 2003	October 15, 2003	$0.20	41%	59%	$0.082	$0.118
October 31, 2003	November 14, 2003	$0.20	41%	59%	$0.082	$0.118
November 28, 2003	December 15, 2003	$0.20	41%	59%	$0.082	$0.118
December 16, 2003	January 15, 2004	$0.20	41%	59%	$0.082	$0.118

<u>**Canadian Unitholders**</u>

Unitholders holding their Harvest Energy Trust units in a Registered Retirement Savings Plan, Registered Retirement Income Fund or Deferred Profit Savings Plan should not report any income related to distributions on their income tax return. Unitholders holding their units outside such plans will receive a T3 Supplementary Information Slip ("T3"), postmarked on or before March 30, 2004. Harvest's registered Unitholders will receive a T3 from Harvest's transfer agent, Valiant Trust Company ("Valiant"). Unitholders that hold their units through a broker or other intermediary will receive a T3 directly from their broker or intermediary. Unitholders are to report the taxable portion of distributions as "other income" on their 2003 income tax return.

Canadian Unitholders are required to reduce the adjusted cost base ("ACB") of their trust units by an amount equal to the return of capital portion of the distributions. The ACB is used to calculate capital gains or losses on the disposition of trust units.

Harvest encourages all Unitholders to seek independent competent legal or tax advice in respect of their specific circumstances.

U.S. and Non-resident Unitholders

The following information is provided for general information only. **As such, Harvest recommends that all U.S. and Non-resident Unitholders obtain independent legal or tax advice as to their particular consequences of holding Harvest Trust Units.** Given that the largest component of Non-resident Unitholders are U.S. persons, the following discussion is intended to provide general guidance for U.S. Unitholders.

Harvest is considered a "corporation" for U.S. federal income tax purposes. This means that the distributions paid to U.S. Unitholders, where the Harvest Trust Units are held outside of a qualified retirement plan, will be treated as dividends. U.S. individuals will report the amount of such dividends on Internal Revenue Service ("IRS") Form 1040 "U.S. Individual Tax Return" ("Form 1040"). These dividends may be eligible for the recently implemented low rate of tax on "qualified dividends". Distributions paid by Harvest where the Trust Units are held by a qualified retirement plan are not required to be reported on the Form 1040.

Registered Unitholders will receive a T3 slip directly from Harvest's transfer agent, Valiant, that indicates the 2003 distributions denominated in Canadian dollars. Unitholders that hold their investment in Harvest through a broker or other intermediary will likely receive an IRS Form 1099-DIV "Dividends and Distributions" ("Form 1099-DIV") that contains information in respect of the 2003 distributions. Unitholders are encouraged to review the Form 1099-DIV carefully as it may contain incorrect information.

The U.S. tax rules state that no portion of the distribution will be considered a tax deferred return of capital unless Harvest computes its current and accumulated earnings and profits in accordance with U.S. income tax principles. U.S. Unitholders should note that Harvest has not prepared a current and accumulated earnings and profits calculation. Accordingly, the Harvest distributions are 100% taxable as a dividend to U.S. Unitholders.

Generally, the portion of the distributions paid by Harvest to a Non-Resident is subject to Canadian withholding tax under the *Income Tax Act - Canada* at a rate of 25%. For a Non-Resident Unitholder who is a resident of the United States, the withholding tax rate is generally reduced to 15%, as per the Canada-United States Income Tax Convention. The amount of Canadian withholding tax deducted from the cash distributions may be reported by U.S. individual Unitholders on IRS Form 1116 "Foreign Tax Credit" to offset a portion of the U.S. tax liability as a result of the distributions; alternatively U.S. Unitholders may elect to deduct the Canadian withholding tax in the determination of taxable income.

An NR4 tax slip ("Statement of Amounts Paid or Credited to Non-residents of Canada") indicating the amount of Canadian withholding tax deducted (in Canadian dollars) will be issued to U.S. and Non-resident Unitholders. Registered Unitholders will receive an NR4 directly from Valiant. In respect of Unitholders that hold their units through a broker or other intermediary, the broker or intermediary will receive the NR4. In respect of Unitholders that hold their investment through a broker or other intermediary the Unitholder is likely to only receive a Form 1099-DIV (see above) that reflects the Canadian withholding tax deducted. Similar to above the Unitholder should review the Form 1099-DIV carefully as it may be incorrect. Unitholders should note that Harvest does not nor is it obligated to prepare the Form 1099-DIV documents.

U.S. resident Unitholders may attempt to recover (i.e. receive a refund from the Canadian Revenue Agency) the amount of Canadian withholding tax deducted that relates to the return of capital portion of the distribution paid (see table above). Unitholders that wish to do this will be required to file an NR7-R "Application for Refund of Non-resident Tax Withheld" form with the Canadian Revenue Agency.

The information above is not exhaustive of all possible U.S. income tax considerations nor is it intended to provide legal or tax advice to any particular holder or potential holder of Harvest Trust Units. Holders or potential holders of Harvest Trust Units should consult their own competent legal and tax advisors as to their particular tax consequences of holding Harvest Trust Units and the most beneficial way of reporting the distributions received and Canadian withholding tax paid to the appropriate taxation authorities located in the various jurisdictions.

The securities of Harvest have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the

registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Harvest's trust units trade on the Toronto Stock Exchange under the symbol HTE.UN.

This press release is not for release or distribution in the United States.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
www.harvestenergy.ca
TSX Symbol: HTE.UN

FILE NO 82-34779

NATIONAL INSTRUMENT 62-103
REPORT FILED BY ELIGIBLE INSTITUTIONAL INVESTOR
UNDER PART 4

Report for the period ending March 31, 2004.

(a) Name and Address of the eligible institutional investor:

Acuity Investment Management Inc.
65 Queen Street West
Suite 1800
Toronto, Ontario
M5H 2M5

(b) Net Increase or decrease in the number or principal amount of securities, and in the eligible institutional investor's security holding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

This is a report filed by Acuity Investment Management Inc. ("Acuity") for the purposes of reporting the acquisition of 150,000 units of Harvest Energy (the "Reporting Issuer"). For the period March 1, 2004 through March 31, 2004 Acuity acquired 150,000 units of the Reporting Issuer, representing 0.86% of the outstanding units of the Reporting Issuer.

(c) Designation and number or principal amount of securities and the eligible institutional investor's security holding percentage in the class of securities at the end of the month for which the report is made:

1,890,600 units of the Reporting Issuer representing 10.87% of the outstanding units of the Reporting Issuer.

(d) Designation and number or principal amount of securities and the percentage of outstanding securities referred to in paragraph (c) over which

(i) the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None

(ii) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actor:

None

(iii) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

1,890,600 units of the Reporting Issuer representing 10.87% of the outstanding units of the Reporting Issuer.

(e) The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future

intention to acquire ownership of, or control over, additional securities of the Reporting Issuer:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Reporting Issuer. Acuity managed accounts may from time to time acquire additional units, dispose of some or all of existing or additional units or may continue to hold the units.

(f) The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the Reporting Issuer entered into by the eligible institutional investor, or any joint actor, and the Reporting Issuer of the securities or any other person or company in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Not applicable.

(g) The names of any joint actors in connection with the disclosure required by Appendix G of National Instrument 62-103:

Not applicable.

(h) If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the Reporting Issuer's securities:

None

(i) A statement that the person or company is eligible to file reports under Part 4 of National Instrument 62-103 in respect of the Reporting Issuer:

I certify that Acuity is an eligible institutional investor eligible to file reports under Part 4 of National Instrument 62-103. Neither Acuity nor any of its managed accounts presently intend to:

(1) Make a formal take-over bid for securities of the Reporting Issuer, or

(2) Propose a reorganization, amalgamation, merger arrangement or similar business combination with the Reporting Issuer that if completed would reasonably be expected to result in Acuity or its managed accounts either alone or together with any joint actors, possessing effective control over the Reporting Issuer or a successor to all or part of the business of the Reporting Issuer.

Signed "George Henry"
Signature

George Henry, Chief Financial Officer
Name and Title

(416) 366-1737
Telephone

Acuity Investment Management Inc.
Eligible Institutional Investor

::ODMA\PCDOCS\CCT\511116\1

FILE NO. 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release
(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES YEAR END 2003 AUDITED FINANCIAL RESULTS AND RESERVES

Calgary, April 16, 2004 (TSX: HTE.UN) — Harvest Energy Trust (the "Trust" or "Harvest") announced today its 2003 audited financial and operating results and a summary of its independent engineering evaluation, effective January 1, 2004, completed by McDaniel & Associates Consultants Ltd. ("McDaniel"). The evaluation of the oil and natural gas reserves was prepared in accordance with National Instrument 51-101 ("NI 51-101").

FINANCIAL[1] & OPERATIONAL HIGHLIGHTS

Financial ($000's, except per trust unit and per BOE[2])	Three Months Ended Dec. 31, 2003	Year Ended Dec. 31, 2003	Period Ended Dec. 31, 2002[3]
Oil and natural gas sales	39,825	119,351	22,709
Net Income	6,043	16,710	5,136
Per trust unit, basic[6]	0.37	1.33	3.69
Per trust unit, diluted[6]	0.36	1.29	3.46
Per BOE	4.42	4.15	6.81
Cash flow from operations[4]	13,692	46,487	9,504
Per trust unit, basic (non GAAP)[6]	0.85	3.69	6.83
Per trust unit, diluted (non GAAP)[6]	0.82	3.58	6.43
Per BOE	10.02	11.54	12.61
Cash distributions declared	10,210	30,685	1,863
Cash distributions declared per unit	0.60	2.40	0.20
Payout ratio[5]	75%	66%	20%
Debt, net of working capital	53,555	53,555	34,563
Capital expenditures:			
Exploitation, development and other	5,096	26,623	770
Acquisitions	79,500	108,677	76,153
Weighted average trust units outstanding (000's)[6]			
Basic	16,175	12,591	1,392
Diluted	16,668	13,003	1,479

[1] All financial figures should be read in conjunction with the attached audited consolidated financial statements and accompanying notes and the Management's Discussion and Analysis for the year ended December 31, 2003.
[2] Unit Equivalency: Natural gas is converted to an oil equivalent basis utilizing a 6 mcf:1 bbl conversion ratio. BOE's may be misleading, if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
[3] From the date of formation on July 10, 2002 to December 31, 2002.
[4] Represents cash provided by operating activities before change in non-cash working capital.
[5] Cash distributions declared divided by cash flow from operations.
[6] On December 5, 2002, the Trust became a public entity listed on the Toronto Stock Exchange, at which time 9,312,500 trust units were issued. Thus these trust units were outstanding for only 27 days in 2002 and thus net income per trust unit and cash flow from operations per trust unit for the period ended December 31, 2002 reflect a low weighted average of trust units outstanding.

Operating	Three Months Ended Dec. 31, 2003	Year Ended Dec. 31, 2003	Period Ended Dec. 31, 2002
Production			
Light and medium crude oil (bbl/d)	8,741	5,314	2,718
Heavy crude oil (bbl/d)	5,756	5,444	1,463
Natural gas liquids (bbl/d)	70	64	22
Natural gas (mcf/d)	1,744	1,311	624
Total (BOE/d)	14,858	11,040	4,307
Product prices:			
Light and medium oil ($/bbl)	32.66	32.83	34.21
Heavy oil ($/bbl)	24.92	27.34	22.63
Natural gas liquids ($/bbl)	29.18	29.92	37.64
Natural gas ($/mcf)	6.01	6.70	4.54
Oil equivalent ($/BOE)	29.13	29.62	30.13
Operating expenses ($/BOE)	9.50	8.94	8.49

Trading Statistics ($ per trust unit, except volume)	Three Months Ended Dec. 31, 2003	Year Ended Dec. 31, 2003	Period Ended Dec. 31, 2002 [1]
High	14.20	14.20	9.50
Low	11.97	9.45	8.25
Close	14.07	14.07	9.50
Volume traded	2,925,275	7,496,032	561,757

(1) On December 5, 2002, the trust units began trading on the Toronto Stock Exchange.

MESSAGE TO UNITHOLDERS

The year ended December 31, 2003 was Harvest's first complete year of operations. Harvest's business plan has remained constant since its formation in July 2002, and has proved to be successful in the past year in achieving its fundamental objectives of providing Unitholders with stable and reliable distributions while sustaining asset value per unit. This plan employs a strategy of focusing on a hands-on approach to acquiring, developing and operating high quality, mature oil and natural gas properties in the Western Canadian sedimentary basin. Harvest's current production consists of primarily oil producing properties located in the Provost region of East Central Alberta and the Carlyle region of Southeastern Saskatchewan. During the first full year of operations Harvest achieved strong financial and operating results. Harvest doubled production through acquisitions, most significantly acquiring the Carlyle properties in Southeastern Saskatchewan, and an active optimization and development program. Performance at operated properties exceeded internal targets for production and reserve replacement. These successes supported our primary goal of delivering to Unitholders monthly distributions of $0.20 per unit throughout 2003, while enabling Harvest to retain approximately 30% of cash flow for reinvestment. Our capital expenditure and acquisition program supported a successful year of asset renewal, with strong reserve replacement performance.

2003 Highlights

- Harvest maintained a stable monthly distribution payment of $0.20 per trust unit per month throughout 2003 for a total of $2.40 per trust unit in distributions for the year;
- Capital investment totaled $135.3 million in 2003, of which $108.7 million was for acquisitions of producing properties. The remainder was used to fund our capital program, including 21 wells drilled with a 100% success ratio;
- Harvest acquired high quality producing oil properties at Carlyle in Southeastern Saskatchewan in October 2003 for $80 million, adding production of 5,100 BOE per day;
- The December 2003 exit rate production was approximately 15,400 BOE per day resulting in an 80% increase from December 2002;
- Year-end independent engineering evaluation provided positive reserve appreciation, an increase in working interest reserves before the deduction of royalties of 139% on a proved plus probable basis and a replacement of production of 577% on a gross working interest basis before deduction of royalties. Finding, development and acquisition costs amounted to $6.75 per BOE on a proved plus probable basis;
- Harvest exited 2003 with net debt (demand loan plus working capital) to annualized fourth quarter cash flow of 1.0:1.

Hedging

Harvest has developed a risk management policy that uses commodity hedges to mitigate commodity price risk, particularly as it relates to oil sales. The objective of Harvest's risk management policy is to provide Unitholders with greater distribution stability and certainty. Note 12 to the attached Consolidated Financial Statements describes Harvest's commodity contracts as at December 31, 2003.

Taxability

Cash distributions are comprised of a return of capital portion (tax deferred) and a return on capital portion (taxable). For cash distributions received by a Canadian resident, outside of a registered pension or retirement plan the distribution declared in December 2002 and paid in January 2003 was deemed to be 100% tax deferred. For the distributions declared in 2003 and paid in the months of February 2003 through to January 2004, 41% of the distributions were taxable and 59% were tax deferred.

RESERVES

Reserve estimates have been calculated in compliance with the newly implemented NI 51-101. These new standards establish a higher mandated confidence level for both proven and probable reserve determination. Under NI 51-101, proven reserves are defined as reserves that can be estimated with a high degree of certainty to be recoverable with a target of a 90% probability that the actual reserves recovered over time will equal or exceed proven reserve estimates, while probable reserves are defined as having an equal (50%) probability that the actual reserves recovered will equal or exceed the proven plus probable reserve estimates. In accordance with NI 51-101, proven undeveloped reserves have been recognized in cases where plans are in place to bring the reserves on production within a short, well defined time frame. Proven undeveloped reserves often involve infill drilling into existing pools.

Reserve Highlights

- Total proved plus probable reserves increased 139% from the prior year to 33.0 million BOE, prior to accounting for production on a gross working interest basis before deduction of royalties. Accounting for 2003 production (4.029 MBOE), total proved plus probable reserves increased by 168%;
- Over 577% of 2003 production was replaced through reserve additions on a gross working interest basis before deduction of royalties;
- Proved plus probable reserve life index (RLI) increased 40%, from 4.5 years to 6.3 years;
- Proven plus probable finding, development and acquisition costs for 2003 were $6.75 per BOE;
- The cost of acquiring proven plus probable reserves was $5.32 per BOE on a gross basis before deduction of royalties.

Additional reserve disclosure tables, as required under NI 51-101, will be contained in the Annual Information Form that will be filed on SEDAR. The reserve estimates contained in the following table are working interest reserves before the deduction of royalties.

Reserves Summary January 1, 2004 – McDaniel Jan. 1/04 Pricing	**Crude Oil** (Mbbl)	**NGLs** (Mbbl)	**Natural Gas** (Mmcf)	**Total** (MBOE)
Proved Producing	25,437	115	1,910	25,870
Total Proved	26,763	122	1,988	27,216
Probable	5,670	32	711	5,821
Total Proved plus Probable	32,433	154	2,699	33,037
Established Reserves: Equivalent to 2004 Proved + Probable January 1, 2003	13,387	90	2,108	13,829
% Increase	142%	71%	28%	139%

2004 OUTLOOK

- Based on current operations Harvest provides the following guidance for 2004:

	Guidance 2004	**Results 2003**
Daily production (BOE/d)	15,000 - 15,500	11,040
Average Royalty Rate	15% - 17%	13.8%
Operating expense ($/BOE)	$10.00 - $10.50	$8.94

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
www.harvestenergy.ca
TSX Symbol: HTE.UN

ADVISORY: Certain information regarding Harvest Energy Trust and Harvest Operations Corp. including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and natural gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Harvest Energy Trust

Consolidated Balance Sheets (Audited)

	December 31, 2003	December 31, 2002
Assets		
Current assets		
Cash and short-term investments	$ -	$ 4,502,947
Accounts receivable	**19,167,646**	13,577,870
Prepaid expenses and deposits	**12,130,895**	534,573
	31,298,541	18,615,390
Deferred financing charges, net of amortization	**1,988,728**	2,209,792
Future income tax *[Note 11]*	**11,585,000**	1,272,000
Property, plant and equipment *[Notes 4 and 5]*	**175,377,231**	71,631,507
	$ **220,249,500**	$ 93,728,689
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ **17,186,335**	$ 5,640,176
Cash distributions payable	**3,421,801**	1,862,500
Accrued interest payable	**231,507**	389,349
Equity bridge interest payable *[Notes 10 and 14]*	**665,069**	-
Demand loan *[Note 6]*	**63,348,972**	45,286,396
	84,853,684	53,178,421
Site restoration provision *[Note 7]*	**4,321,558**	544,178
	89,175,242	53,722,599
Unitholders' equity		
Unitholders' capital *[Note 8]*	**117,406,737**	36,727,997
Equity bridge notes *[Note 10]*	**25,000,000**	-
Accumulated income	**20,975,821**	5,136,093
Contributed surplus	**239,063**	4,500
Accumulated cash distributions	**(32,547,363)**	(1,862,500)
	131,074,258	40,006,090
	$ **220,249,500**	$ 93,728,689

Subsequent events [Note 15]

Commitments and contingencies [Note 16]

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income (Audited)

		Year ended December 31, 2003		Period from July 10 (date of formation) to December 31, 2002
Revenue				
Oil and natural gas sales	$	**119,351,486**	$	22,708,921
Hedging loss		**(18,924,364)**		(1,009,060)
Royalty income		**660,452**		119,982
Royalty expense		**(17,072,534)**		(2,864,411)
		84,015,040		18,955,432
Expenses				
Operating		**36,044,629**		6,396,294
General and administrative		**4,339,738**		576,780
Interest		**2,975,236**		2,010,032
Finance charges and amortization of deferred finance charges		**2,607,240**		635,511
Site restoration and reclamation		**4,354,620**		544,178
Depletion, depreciation and amortization		**29,361,741**		5,136,829
Foreign exchange gain		**(4,373,510)**		(255,056)
		75,309,694		15,044,568
Income before taxes		**8,705,346**		3,910,864
Taxes				
Large corporation tax		**157,382**		46,771
Future tax recovery *[Note 11]*		**(8,162,038)**		(1,272,000)
Net income for the period		**16,710,002**		5,136,093
Interest on equity bridge notes *[Note 10]*		**(870,274)**		-
Accumulated income, beginning of period		**5,136,093**		-
Accumulated income, end of period	$	**20,975,821**	$	5,136,093
Net income per trust unit *[Note 9]*				
Basic	$	**1.33**	$	3.69
Diluted	$	**1.29**	$	3.46

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows (Audited)

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Cash provided by (used in)		
Operating Activities		
Net income for the period	$ 16,710,002	$ 5,136,093
Items not requiring cash		
Site restoration and reclamation	4,354,620	544,178
Depletion, depreciation and amortization	29,361,741	5,136,829
Foreign exchange (gain) loss	1,432,074	(255,056)
Amortization of finance charges	2,555,769	209,788
Future tax expense	(8,162,038)	(1,272,000)
Unit based compensation	234,563	4,500
Cash flow from operations	46,486,731	9,504,332
Change in non-cash working capital *[Note 13]*	(12,285,485)	(6,974,243)
	34,201,246	2,530,089
Financing Activities		
Issue of trust units, net of costs	61,691,083	31,727,997
Issue of trust units under the distribution reinvestment plan, net of costs *[Note 8]*	10,637,657	-
Issue of equity bridge notes *[Note 10 and 14]*	33,500,000	-
Repayment of equity bridge notes *[Note 10 and 14]*	(8,500,000)	-
Issue of bridge notes *[Note 14]*	25,000,000	-
Repayment of bridge notes *[Note 14]*	(25,000,000)	-
Interest on equity bridge notes	(205,205)	-
Initial financing	-	55,041,491
Repayment of initial financing	-	(55,041,491)
Issuance of debentures	-	5,000,000
Increase in demand loan	143,660,601	60,202,789
Repayment of demand loan	(128,397,535)	(14,661,337)
Repayment of promissory note payable	(850,000)	-
Financing costs	(2,334,705)	(2,419,580)
Cash distributions	(29,125,562)	-
Change in non-cash working capital balances related to financing activities *[Note 13]*	2,224,370	781,049
	82,300,704	80,630,918
Investing Activities		
Acquisition of properties	(90,549,403)	(76,153,324)
Acquisition of a private company *[Note 4]*	(3,000,000)	-
Additions to property, plant and equipment	(27,208,770)	(770,162)
Site restoration and reclamation	(577,240)	-
Proceeds on disposition of property, plant and equipment	-	155,150
Change in non-cash working capital balances related to investing activities *[Note 13]*	330,516	(1,889,724)
	(121,004,897)	(78,658,060)
Increase (decrease) in cash and short-term investments	(4,502,947)	4,502,947
Cash and short-term investments, beginning of period	4,502,947	-
Cash and short-term investments, end of period	$ -	$ 4,502,947
Cash interest payments	$ 2,865,684	$ 1,886,921
Cash tax payments	$ 157,382	$ -
Cash distributions declared per unit *[Note 8]*	$ 2.40	$ 0.20

See accompanying notes to consolidated financial statements.

1. Structure of the trust

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to trust indentures and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest Operations"). The Trust acquires and holds net profit interests in oil and natural gas properties in Alberta acquired and held by Harvest Operations and WestCastle Energy Inc. ("WestCastle"). The Trust acquires and holds net profit interests in oil and natural gas properties in Saskatchewan and held by Harvest Sask. Energy Trust. The Trust is the sole unitholder of the Harvest Sask. Energy Trust. Harvest Operations is the sole shareholder of WestCastle. All properties under the Trust, are operated by Harvest Operations.

The beneficiaries of the Trust are the holders of trust units. The Trust makes monthly distributions of its distributable cash to unitholders of record on the last business day of each calendar month.

2. Significant accounting policies

These consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(a) Consolidation

These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries Harvest Operations, WestCastle and Harvest Sask. Energy Trust. All inter-entity transactions and balances have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization and site restoration and reclamation and amounts used for the ceiling test calculation are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates are subject to measurement uncertainty.

(c) Revenue recognition

Revenues associated with the sale of the subsidiaries crude oil, natural gas and natural gas liquids are recognized when title passes from the subsidiaries to their customers.

(d) Cash and short-term investments

Short-term investments with maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximate market value.

(e) Joint venture accounting

The subsidiaries of the Trust conduct substantially all of their oil and natural gas production activities through joint ventures, and the accounts reflect only their proportionate interest in such activities.

(f) Property, plant and equipment

The Trust follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. Maintenance and repairs are charged against income. Renewals and enhancements that extend the economic life of the capital assets are capitalized.

Gains and losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more.

Ceiling test

The Trust places a limit on the aggregate cost of capital assets, which may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is a cost recovery test whereby the capitalized costs, less accumulated depletion and site restoration and the lower of cost and market value of unproved land, are limited to an amount equal to estimated undiscounted future net revenues from proved reserves, less general and administrative expenses, site restoration, management fees, future financing costs and applicable income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to income.

Site restoration and reclamation provision

The Trust provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

Depletion, depreciation and amortization

Provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation and amortization of office furniture and equipment is provided for at rates ranging from 20% to 50% per annum.

(g) Income taxes

The Trust and Harvest Sask. Energy Trust are taxable entities under the *Income Tax Act (Canada)* and are taxable only on income that is not distributed or distributable to the unitholders. As both the Trust and Harvest Sask. Energy Trust plan to distribute all of their taxable income to their respective unitholders and meet the requirements of the *Income Tax Act (Canada)* applicable to a Trust, neither the Trust nor Harvest Sask. Energy Trust make provisions for future income taxes.

Harvest Operations and WestCastle follow the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and its respective tax base, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

(h) Unit-based compensation

The Trust uses the fair value method of accounting for the Trust Unit incentive plan *[Note 9]*. Under the terms of the plan, the exercise price of rights granted may be reduced in future periods based on the distributions made to Trust unitholders. The compensation expense is recognized into income over the vesting period of the associated unit appreciation right.

(i) Deferred financing charges

Deferred financing charges relate to costs incurred on the issuance of debt and are amortized on a straight-line basis over the term of the debt, and are included in the associated interest expense.

(j) Financial instruments

Harvest Operations enters into financial instruments to manage its exposure to adverse fluctuations in commodity prices, foreign currency exchange rates, electricity costs and interest rates. Harvest Operation's policy is not to utilize derivative financial instruments for trading or speculative purposes. Realized gains or losses on financial instruments that are designated and assessed effective as hedges are recognized in income concurrently with the underlying hedged transaction. If the hedge of an anticipated transaction is terminated or ceases to be effective, the associated gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in value of the financial instruments are reflected in income. Harvest may also enter into debt denominated in U.S. dollars as an economic hedge of the impact of foreign currency exchange rates on future revenues.

(k) Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

(l) Comparative figures

Certain prior period's comparative figures have been reclassified to conform to the current year's presentation.

3. Changes in accounting policy

Trust unit incentive plan

The Trust has elected to prospectively adopt the amendments to CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments". Under this section, the Trust has chosen to recognize compensation expense when trust unit rights are granted under the trust unit incentive plan with no cash settlement features on a prospective basis. As such, compensation expense has been calculated on all trust unit rights issued on or subsequent to January 1, 2003. The fair value of trust unit rights issued has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

As a result of adopting this amendment, the net income for the year ended December 31, 2003 has decreased by $234,503.

4. Acquisitions

On June 1, 2003, the Trust acquired all of the common shares and the Net Profit Interest of a private company. Total consideration paid by the Trust was $10.1 million, and consisted of the issuance of 625,000 trust units at a price of $10.00 per trust unit *[Note 8]*, $3 million in cash and an $850,000 unsecured demand promissory note that bears interest at 10% per annum effective June 27, 2003. The acquisition has been accounted for using the purchase price method.

On October 16, 2003, the Trust acquired the Carlyle Properties in Southeastern Saskatchewan for total consideration of approximately $79.5 million before costs and purchase price adjustments. The acquisition was partially financed by the issue of trust units on October 16, 2003 *[Note 8]* with the balance being funded by Harvest Operations bank facility.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Harvest Operations has not yet completed its final calculation of the assets acquired and liabilities assumed and therefore, the purchase price allocation maybe subject to change.

		Amount
Acquisition of Private Company		
Property, plant & equipment	$	15,400,255
Working capital, net		(2,500,745)
Bank debt		(2,799,510)
		10,100,000
Acquisition of Carlyle properties		
Property, plant & equipment		79,500,000
	$	89,600,000

5. Property, plant and equipment

	December 31, 2003					
		Cost		Accumulated depletion, depreciation and amortization		Net book value
Oil and natural gas properties	$	162,079,020	$	(25,977,561)	$	136,101,459
Production facilities and equipment		47,071,008		(8,345,533)		38,725,475
Office furniture and equipment		707,773		(157,476)		550,297
	$	209,857,801	$	(34,480,570)	$	175,377,231

December 31, 2002						
		Cost		Accumulated depletion, depreciation and amortization		Net book value
Oil and natural gas properties	$	55,188,754	$	(3,841,661)	$	51,347,093
Production facilities and equipment		21,343,287		(1,271,752)		20,071,535
Office furniture and equipment		236,295		(23,416)		212,879
	$	76,768,336	$	(5,136,829)	$	71,631,507

General and administrative costs of $1,311,233 and $174,425 have been capitalized during the year ended December 31, 2003 and period ended December 31, 2002, respectively.

All costs are subject to depletion and depreciation at December 31, 2003. In addition, future development costs of $15.2 million (2002 - $9.9 million) are included in depletion and depreciation calculations at December 31, 2003.

In accordance with Canadian GAAP, the Trust has performed a ceiling test as at December 31, 2003. Using December 31, 2003 commodity prices of WTI $US 32.78 per barrel for crude oil and AECO $5.87 per mcf for natural gas, resulted in a ceiling test excess.

6. Demand loan

On October 16, 2003, Harvest Operations Corp. entered into a credit agreement with a syndicate of Canadian chartered banks and the Alberta Treasury Branches. The revolving reducing demand loan provides a borrowing base of $89 million with availability reducing by $4.5 million on the last day of each calendar month starting January 31, 2004. The demand loan permits drawings in Canadian or U.S. dollars, and includes bankers acceptances, LIBOR, $10 million in letters of credit and a $3 million mark to market facility to be used for financial instrument hedging. The demand loan bears interest at rates ranging from 0.25% to 2% above the applicable Canadian or U.S. prime depending upon the type of borrowing and the debt to annualized cash flow ratio. The demand loan is secured by a $150 million debenture with a floating charge over all of the assets of the Corporation. The distributions payable to the Trust's unitholders, the Equity Bridge notes *[Note 10]*, and the convertible debentures *[Note 15]* are subordinate to the obligations of the demand loan. Certain restrictive covenants, including a working capital ratio of at least one to one and that Harvest maintains a minimum hedging of 50% and 25% of oil volumes for the first four forward quarters and next four calendar quarters respectively, are required to be maintained for the purpose of measuring Harvest Operations' ability to meet its obligation under the credit agreement.

7. Site restoration and reclamation

Site restoration involves the surface clean up and reclamation of well site and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantlement of facilities as well as the decontamination and reclamation of these lands. Total estimated future costs are approximately $29.9 million of which $4.3 million has been accrued to December 31, 2003. The board of directors has established a notional fund to ensure that cash is available to carry out the future site restoration and reclamation work. This fund is an allocation restricting utilization of the borrowing base under the demand loan, and is currently being accrued at $125,000 per month, the monthly accrued amount is reviewed annually. The fund is reduced for actual site restoration and reclamation expenditures incurred. The balance of the fund as at December 31, 2003 was $1,047,760.

8. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

Each trust unitholder is entitled to a beneficiary interest in any distribution of the Trust and in any net assets in the event of termination or wind-up. Trust units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the trust units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Trust in respect of redemptions in any calendar month shall not exceed $100,000. To the extent that a unitholder is entitled to a redemption payment, it will be satisfied by a cash payment from the Trust or by the Trust distributing a pro-rata number of Harvest Operations notes or distributing its own notes.

(b) Issued

	Number of units	Amount
Issued for cash on formation (i)	100	$ 100
Initial public offering (ii)	4,312,500	34,500,000
Settlement of debenture (iii)	5,000,000	5,000,000
Cancel the initial units issued on formation (i)	(100)	(100)
Unit issue costs	–	(2,772,003)
As at, December 31, 2002	9,312,500	$ 36,727,997
Exercise of warrants (iv)	150,000	150,000
Special warrant exercise (v)	1,500,000	15,000,000
Acquisitions (vi)	825,000	8,350,000
Trust unit issue (vii)	4,312,500	48,645,000
Distribution reinvestment plan issuance (iix)	1,009,006	10,637,657
Share issue costs	–	(2,103,917)
As at, December 31, 2003	17,109,006	$ 117,406,737

(i) On July 10, 2002, the Trust issued 100 units for cash proceeds of $100. As per the agreement on the initial issuance, the units were cancelled upon the completion of the initial public offering on December 5, 2002.

(ii) On December 5, 2002, the Trust issued 3,750,000 trust units for $27.6 million, net of a 6% underwriters' fee and $702,003 of issue costs. The net proceeds were used to fully repay a loan from a corporation controlled by a director of Harvest Operations and partially repay the bank loans. In conjunction with this initial public offering, the Trust granted the underwriters an option, to purchase up to an additional 562,500 trust units at a price of $8.00 per unit. On December 17, 2002, the underwriters exercised the option; the net proceeds were used to partially repay the bank loans.

(iii) Upon completion of the initial public offering the Trust paid the trust debenture principal and interest thereon, by the issuance of 5,000,000 trust units and a cash payment of $34,829.

(iv) On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

(v) On March 7, 2003, 1,500,000 special warrants were exercised into trust units. The special warrants were issued on February 4, 2003 for $13,700,000 net of a 5% underwriters' fee and approximately $550,000 of issues costs.

(vi) On May 27, 2003, the Trust issued 200,000 trust units at a price of $10.50 per trust unit, for consideration of the purchase of a crude oil producing property.

On June 27, 2003, the Trust issued 625,000 trust units at a price of $10.00 per trust unit, for partial consideration of the purchase of a private company *[Note 4]*.

(vii) On October 16, 2003, the Trust issued 4,312,500 trust units at a price of $12.00 per trust unit, for proceeds of $51.75 million net of a 6% underwriters' fee and $346,000 of issue costs. The net proceeds were used to partially fund the acquisition of Carlyle properties in South East Saskatchewan.

(iix) The following table summarizes the issuance of trust units under the distribution reinvestment plan ("DRIP"):

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP		Amount
January	January 31, 2003	February 17, 2003	79,208	$	794,650
February	February 28, 2003	March 17, 2003	73,230		780,223
March	March 31, 2003	April 15, 2003	96,019		907,805
April	April 30, 2003	May 15, 2003	98,535		925,662
May	May 31, 2003	June 16, 2003	103,059		990,697
June	June 30, 2003	July 15, 2003	104,425		989,718
July	July 31, 2003	August 15, 2003	92,818		989,612
August	August 29, 2003	September 15, 2003	88,095		1,007,068
September	September 30, 2003	October 15, 2003	89,578		1,028,349
October	October 31, 2003	November 14, 2003	88,256		1,046,629
November	November 28, 2003	December 15, 2003	95,783		1,177,244
As at, December 31, 2003			1,009,006	$	10,637,657

(c) Per unit information

The following table summarizes the trust units used in calculating income per trust unit.

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Weighted average trust units outstanding, basic	12,590,937	1,391,608
Effect of trust unit rights	411,868	87,500
Weighted average trust units outstanding, diluted	13,002,805	1,479,108

9. Trust unit incentive plan

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,121,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the

cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights		Weighted average exercise price
Granted on November 25, 2002	787,500	$	8.00
Average reduction in exercise price due to distributions	-		(0.20)
As at, December 31, 2002	787,500		7.80
Granted, January 24, 2003	32,500		10.21
Granted, February 14, 2003	34,500		10.75
Granted, July 15, 2003	12,500		10.18
Granted, July 17, 2003	7,500		10.20
Granted, July 18, 2003	11,000		10.30
Granted, October 17, 2003	73,400		12.19
Granted, December 15, 2003	106,250		13.15
Average reduction in exercise price due to distributions	-		(2.02)
As at, December 31, 2003	1,065,150	$	6.86

All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Expected volatility	23.30%	25.60%
Risk free interest rate	4.08%	3.00%
Expected life of the trust unit rights	4 years	4 years
Estimated annual distributions per unit	$2.40	$2.40

For the purposes of pro forma disclosures, the estimated fair value of all of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

		Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Net income	As reported	$16,710,002	$5,136,093
	Pro forma	$15,422,502	$4,969,520
Income per unit - basic	As reported	$1.33	$3.69
	Pro forma	$1.20	$3.57
Income per unit - diluted	As reported	$1.29	$3.46
	Pro forma	$1.16	$3.35

During the year ended December 31, 2003 and the period from July 10 to December 31, 2002, the Trust has recognized $234,563 and $4,500 respectively, in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income.

10. Equity bridge note

On July 28, 2003, the Trust entered into two equity bridge note agreements, which provide for advances in aggregate of up to $40 million. The terms and conditions are identical for both agreements, which is comprised of a $30 million agreement with a corporation controlled by a director of Harvest Operations, and a $10 million agreement with a director of Harvest Operations.

Under the terms of the agreements, interest is paid quarterly in arrears and is calculated daily at a fixed rate of 10% per annum. The Trust has the option to settle the quarterly interest payments with cash or the issue of trust units. If the Trust elects to issue trust units, the number of trust units to be issued to settle a quarterly payment shall be the equivalent to the quarterly payment amount divided by 90% of the most recent ten-day weighted average trading price.

The Trust also has the option to repay the principal amounts outstanding at any time. If the Trust chooses to partially repay the outstanding principal amount, such payment is to be made in cash. If the Trust elects to repay the full principal amount plus the accrued quarterly payment at maturity, the Trust then has the option to settle its obligation with cash or with the issue of trust units. The terms to settle with units is the same as with the interest option described above. The outstanding principal portion and all accrued and unpaid interest on the equity bridge note agreements is due and payable in full on January 1, 2005. Security has been provided in the form of a fixed and floating debenture on the Trust's NPI. The equity bridge lenders may demand payment of the full amount if specified events of default under the equity bridge note agreements occur. On September 29, 2003, the equity bridge note agreements were amended to extend the uses permitted under the previous agreements, to include repayment of bank debt. As at December 31, 2003, there was $25 million drawn on the equity bridge notes, and accrued interest of $665,069 which was paid subsequent to the year end *[Note 15]*. Total interest incurred and paid during the year on the equity bridge was $870,274 and $205,205 respectively. Interest in respect of the equity bridge notes is a charge to unitholders' equity and not included in income.

11. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities of Harvest Operations and WestCastle Energy Inc. for financial reporting purposes and the amounts used for income tax purposes. During 2003, legislation regarding the reduction of certain Federal and Provincial corporate income tax rates have received Royal Assent. These rate changes are expected to be applied in varying degrees over the next five years, and have resulted in an effective tax rate of approximately 34% for the Trust, to be applied on the temporary difference in the future tax calculation.

The provisions for future income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates to the reported income before taxes as follows:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Income before taxes	$ 8,705,346	$ 3,910,864
Computed income tax expense at the statutory rates of 40.6% and 42.1%, respectively	3,536,112	1,646,473
Amount included in Trust income	(13,293,485)	(2,912,280)
	(9,757,373)	(1,265,807)
Increase (decrease) resulting from the following:		
Non-deductible crown royalties and other payments	(61,482)	9,400
Federal resource allowance	2,061,812	(17,000)
Unit appreciation rights expense	98,935	-
Foreign exchange gain	(1,281,561)	-
Rate change	794,419	
Other	(16,788)	1,407
Future income taxes	$ (8,162,038)	$ (1,272,000)

The components of the future tax assets are as follows:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Future tax assets:		
Tax pools of oil and natural gas in excess of net book value	$ 8,782,000	$ 552,700
Resource allowance	1,203,000	172,000
Tax loss carryforwards	1,600,000	547,300
Net future tax asset	$ 11,585,000	$ 1,272,000

At December 31, 2003, the Trust has tax pools aggregating $118 million, including $0.8 million in non-capital losses which will expire in 2009. The tax pools exceed the corresponding book values by approximately $7.7 million.

At December 31, 2003, Harvest Sask Energy Trust has tax pools aggregating $47.5 million. The corresponding book values exceed the tax pools by approximately $4 million.

At December 31, 2003, Harvest Operations has tax pools aggregating $44.8 million, including $4.1 million in non-capital losses of which $1.1 million and $3 million expire in 2009 and 2010, respectively. The tax pools exceed the corresponding book values by approximately $24.7 million.

At December 31, 2003, Westcastle Energy Inc. has tax pools aggregating $7.1 million. The tax pools exceed the corresponding book values by approximately $7 million.

12. Financial instruments

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

(a) Fair values

Financial instruments of the Trust consist mainly of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, distributions payable, large corporation taxes payable and current debt. As at December 31, 2003, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair value.

(b) Interest rate risk

The Trust is exposed to interest rate risk on its long-term debt.

(c) Credit risk

Substantially all of the accounts receivable are due from customers in the oil and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with the Trust. The Trust periodically assesses the financial strength of its partners and customers, including parties involved in the marketing or other commodity arrangements. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

(d) Foreign exchange rate risk

The Trust is exposed to the risk of changes in the Canadian / U.S. dollar exchange rate on sales of commodities that are denominated in U.S. dollars or directly influenced by U.S. dollar benchmark prices. During 2003, the Trust borrowed funds denominated in U.S. dollars as an economic hedge of the impact of exchange rates on sales during the year. As at December 31, 2003 all of the U.S. dollar debt had been repaid.

(e) Commodity risk management

The Trust uses oil sales contracts and derivative financial instruments to comply with this requirement. Under the terms of some of the derivative instruments, Harvest Operations is required to provide security from time to time based on the underlying market commodity price of those contracts. The Trust is also exposed to counterparty risk for theses derivative contracts. This risk is managed by diversifying the Trust's derivative portfolio among a number of counterparties.

The following is a summary of the oil sales contracts with price swap or collar features as at December 31, 2003, that have fixed future sales prices:

Commodity collar contracts based on West Texas Intermediate

Daily Quantity	Term	Price per Barrel (Note 1)	Mark to Market Gain (Loss) Cdn $
2,500 Bbls/d	January through December 2004	U.S. $22.00 – 28.10	($2,456,677)
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95 ($18.00)	($1,095,885)
1,000 Bbls/d	January through December 2004	U.S. $25.00 – 28.25 ($18.00)	($954,367)
500 Bbls/d	January through December 2004	U.S. $27.50 – 31.00 ($20.25)	$154,929
500 Bbls/d	January through December 2004	U.S. $27.65 – 33.00 ($21.00)	($47,173)

Note 1 Harvest has sold a put option at the price denoted in parenthesis, for the same volumes as the associated commodity contract. The counterparty may exercise this option if the respective index falls below the specified price on a monthly settlement basis.

Commodity swap contracts based on West Texas Intermediate

Daily Quantity	Term	Price per Barrel (Note 1)	Mark to Market Gain (Loss) Cdn $
1,510 Bbls/d	January through March 2004	U.S. $23.23	($1,553,580)
1,300 Bbls/d	January through March 2004	U.S. $24.33	($1,171,187)
500 Bbls/d	January through December 2004	U.S. $24.12 ($15.50)	($1,441,863)
500 Bbls/d	January through December 2004	U.S. $24.25	($1,399,408)
500 Bbls/d	January through December 2004	U.S. $29.32	($203,583)
1,430 Bbls/d	April through June 2004	U.S. $22.93	($1,297,309)
1,200 Bbls/d	April through June 2004	U.S. $25.50	($2,911,765)
1,380 Bbls/d	July through September 2004	U.S. $22.70	($1,098,458)
500 Bbls/d	July through September 2004	U.S. $24.56	($287,414)
1,325 Bbls/d	October through December 2004	U.S. $22.54	($957,680)
500 Bbls/d	October through December 2004	U.S. $24.03	($272,808)
500 Bbls/d	January through December 2004	U.S. $30.50	$74,736
500 Bbls/d	January through December 2005	U.S. $24.00	($811,076)
1,100 Bbls/d	January through March 2005	U.S. $22.38	($714,041)
1,030 Bbls/d	April through June 2005	U.S. $22.18	($652,039)

Commodity swap contracts based on the Lloydminster Blend Crude differential

2,000 Bbls/d	January through December 2004	U.S. ($7.75)	$1,368,005
1,000 Bbls/d	January through December 2004	U.S. ($8.20)	$471,726
500 Bbls/d	January through December 2004	U.S. ($7.90)	$306,622

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at December 31, 2003:

Commodity swap contracts based on electricity prices

Quantity	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2004	Cdn $46.00	$384,300
5MW	January through December 2004	Cdn. $46.00	$384,300
5MW	January through December 2004	Cdn. $45.50	$406,260
5MW	January through December 2005	Cdn $43.00	$153,300
9.75MW	January 2004 through March 2006	Cdn $44.50	$1,372,920

Commodity swap contracts based on electricity heat rate

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2005	8.40 GJ/MWh	$46,253

Foreign Currency Contracts

Monthly Contract Amount	Term	Contract Rate	Mark to Market Gain (Loss) Cdn $
U.S. $3 million	January through December 2004	1.3333 Cdn / U.S.	$1,735,435

At December 31, 2003 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $12,467,527. Harvest Operations has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at December 31, 2003, this amount totaled $11,899,127 and is recorded in the prepaid expense and deposits balance.

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS MAY 17th, 2004 CASH DISTRIBUTION OF $0.20 PER UNIT

Calgary, April 16th, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on May 17th, 2004 to Unitholders of record on April 30th, 2004. Harvest trust units are expected to commence trading on an ex-distribution basis on April 28th, 2004. This distribution amount represents Distributable Cash earned in the month of April 2004.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality light, medium and heavy gravity crude oil properties in East Central Alberta and South East Saskatchewan, and its hands-on operating strategy underpin Harvest's objective to deliver consistent returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

FILE NO 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST AND STORM ENERGY LIMITED ANNOUNCE AGREEMENT TO COMBINE THROUGH A PLAN OF ARRANGEMENT, AND THE CREATION OF A NEW GROWTH-ORIENTED JUNIOR PRODUCER

Calgary, April 19, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") (HTE.UN - TSX) and Storm Energy Limited ("Storm") (SEM -TSX) announced today that they have entered into an agreement to effect a business combination through a Plan of Arrangement (the "Arrangement") whereby Harvest will acquire all the outstanding shares of Storm for approximately $189 million, including assumed net debt of approximately $64 million. The Arrangement contemplates Harvest and Storm combining their assets into Harvest and transferring certain of Storm's growth assets to a separate growth-oriented junior exploration and production company ("ExploreCo").

Each Storm shareholder will receive $4.15 of consideration per Storm share from Harvest, in addition to other consideration from Storm, pursuant to the Arrangement. The consideration from Harvest will be in the following form, at the election of the Storm shareholder:

- $4.15 per share in cash to a maximum aggregate cash amount of $75 million; or
- 0.281 of an exchangeable share of Harvest Operations Corp., exchangeable into Harvest trust units, to a maximum aggregate of 2 million exchangeable shares; or
- 0.281 of a Harvest trust unit, to a maximum aggregate of 8 million units and exchangeable shares combined.

Should Storm shareholders elect to receive more than 2 million exchangeable shares, each Storm shareholder will receive a pro rata amount based on their elected amount as a percentage of the total amount elected, and trust units for the remainder. Should the number of trust units and exchangeable shares elected exceed 8 million, in aggregate, each Storm shareholder who elected to receive such consideration will receive a pro rata amount and cash for the remainder. Should all Storm shareholders elect cash, each Storm common share will be exchanged for $2.51 cash and 0.111 of a Harvest trust unit.

Each exchangeable share will be exchangeable into a Harvest trust unit at any time following completion of the Plan of Arrangement, at no additional consideration. This exchange ratio will increase by the amount of monthly distributions made by Harvest subsequent to that date. Non-resident and tax exempt shareholders of Storm will only be eligible to receive trust units or cash from Harvest.

In addition, each Storm shareholder will receive one common share of ExploreCo and approximately 0.053 common shares of Rock Energy Inc. ("Rock") for each common share of Storm held.

The shareholders of Storm will be asked to approve the Arrangement at a special meeting to be held in June 2004.

Arrangement Highlights (net of ExploreCo assets):

- current production of approximately 4,200 BOE per day (acquisition parameter of $45,000 per BOE per day), concentrated primarily in the Red Earth area of North Central Alberta;
- proven plus probable reserves at January 1, 2004, as determined by McDaniel & Associates and Paddock Lindstrom & Associates, of 14.2 million BOE (acquisition parameter of $13.30 per BOE);
- reserve life index of 9.2;
- recycle ratio of approximately 2x;
- light gravity crude oil averaging 38° API and natural gas;
- predominately high quality, mature production from large original-oil-in-place reservoirs supported by waterflood;
- 80% of the acquired production is operated;
- an inventory of property enhancement projects including infill drilling, fluid handling optimization, waterflood opportunities and natural gas development; and
- included with these properties, Harvest will acquire the following complementary assets:
  - approximately 10,048 net acres of undeveloped land;
  - 8 central processing batteries 2 natural gas processing facility.

Benefits to Harvest Unitholders:
Harvest believes the properties acquired through the Arrangement will enhance value for Unitholders by providing the following strategic and financial benefits:

- accretive to Harvest's 2004 cash flow per trust unit;
- diversify Harvest's production base by adding current production of approximately 4,200 BOE/d (1.4 mmcfd, 4,000 bpd) of natural gas and light oil production;
- increase Harvest's reserve weighting to light/medium oil to 68%, reducing heavy oil weighting to approximately 28%;
- increase Harvest's proved plus probable reserve base to approximately 47 million BOE;
- based on current production, increase Harvest's proved plus probable reserve life index from approximately 6 to 6.7;
- enhance Harvest's netbacks as a result of the average lower operating cost of the Storm properties and higher per BOE realizations;
- provide an expanded base of production compatible with Harvest's proven operating competencies; and
- add a new core area for additional low cost growth in the form of property enhancement and consolidation of additional interests through acquisitions.

Although the Arrangement is accretive to cash flow per trust unit, Harvest currently forecasts that it will maintain its monthly distribution at $0.20 per trust unit. Additional cash flow derived from the Arrangement will be used to fund Harvest's ongoing property enhancement program, acquisition strategy and to repay debt.

Reserves Summary:
An evaluation of the properties being acquired through the Arrangement has been performed by McDaniel & Associates Consultants ("McDaniel") and Paddock Lindstrom & Associates ("PLA") adjusted to give effect to reserve additions achieved in the first quarter and certain assets to be assigned to ExploreCo. The following table outlines the reserves forecast to be acquired effective January 1, 2004:

	Oil (mbbl)	NGL (mbbl)	Natural Gas (mmcf)	BOE (mboe) (2)
Total Proven	9,162	660	7,635	11,094
Proved Plus Probable	11,842	776	9,410	14,186

Property Summary:
The properties being acquired through the Arrangement are predominantly comprised of a producing area located in the Red Earth area of North Central Alberta as well as minor properties located in West Central Alberta and Northeast British Columbia. The Red Earth area is comprised of large operated oil pools produced into predominately company-operated facilities. The majority of the drilling has occurred during the 1990lizs, with subsequent modern facilities construction. In addition to the stable, predictable base of existing production, Harvest has identified 38 additional infill-drilling locations and other production optimization and cost reduction opportunities. Harvest senior management has direct experience in the Red Earth area of Alberta and possesses considerable expertise in both the operational and technical features of this area.

Arrangement Summary:
The Directors of each of Harvest and Storm have approved the Arrangement. Storm management and Directors, representing approximately 23% of the issued and outstanding Storm common shares, have *indicated they intend to vote in favour of the Arrangement. The Board of Directors of Storm has agreed to* pay Harvest a fee of $6.0 million if the Arrangement is not completed under certain conditions. Storm has agreed to terminate any discussions with other parties and will not solicit any other proposals. As well, Harvest has agreed to pay Storm $1.6 million in the event the Arrangement does not proceed due to a breach of certain conditions by Harvest.

The Board of Directors of Storm has concluded, based on considerations including the recommendation of a committee of independent Directors that the Arrangement is in the best interests of the shareholders and has unanimously resolved to recommend that shareholders vote their shares in favour of the Arrangement. FirstEnergy Capital Corp. is acting as financial advisor to Storm and has also provided an opinion to the Board of Directors of Storm that the consideration to be received by the shareholders of Storm, pursuant to the Arrangement, is fair from a financial point of view, to Storm shareholders.

Storm anticipates mailing an Information Circular with details of the Arrangement in May and expects to call a shareholder meeting to consider the Arrangement in June. The effective date of the Arrangement is expected to be in June 2004. The Arrangement will be subject to the receipt of all necessary shareholder, court and regulatory approvals and consents.

2004 Full Year Guidance:
Combining the incremental production from the properties being acquired through the Arrangement, for the period from July 1, 2004 to December 31, 2004 with Harvest's existing base of production, Harvest expects average production for 2004 to be between 16,750 and 17,500 BOE/d, with an estimated exit rate in 2004 of between 18,750 and 19,250 BOE/d.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance
Harvest Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
www.harvestenergy.ca
TSE Symbol: HTE.UN

FILE NO
82-34779

VALIANT
Trust Company

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

April 26, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
New Brunswick Administrator of Securities *(via SEDAR)*
Newfoundland Securities Division *(via SEDAR)*
Yukon Registrar of Securities *(via SEDAR)*
Nunavut Registrar of Securities *(via SEDAR)*
Quebec Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
Nova Scotia Securities Commission *(via SEDAR)*
P.E.I. Registrar of Securities *(via SEDAR)*
Northwest Territories Registrar of Securities *(via SEDAR)*
The Toronto Stock Exchange *(via SEDAR)*

Dear Sirs,

Re: Harvest Energy Trust
CUSIP: 417 52X 101
Annual Meeting of Unitholders

We are pleased to advise you of the details of the upcoming meeting of the unitholders of Harvest Energy Trust:

Issuer:	Harvest Energy Trust
CUSIP:	417 52X 101
Type of Meeting:	Annual and Special Meeting of Unitholders
Date:	June 22, 2004
Place:	Calgary, Alberta
Record Date:	May 18, 2004

We are filing this information in compliance with the Canadian Securities Administrators' National Instrument 54 -101 regarding Shareholder Communication, in our capacity as the agent for Harvest Energy Trust.

Yours truly,

"Cheryl Dahlager"
Cheryl Dahlager
Manager, Income Trusts

c.c. Harvest Energy Trust
Attn: Ms. Debbie Harrison

FILE NO 82-34779

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Forward-Looking Information

The following disclosure contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to, factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserves estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available at May 2004.

Certain Financial Reporting Measures

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas production industry in the following MD&A discussion. The measures discussed are widely accepted measures of performance and value within the industry, and are used by analysts and investors to compare and evaluate oil and natural gas producing entities. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader.

Trust Overview

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high quality, mature properties. The Trust employs a conservative approach to the oil and natural gas production business, whereby it acquires high working interest, mature producing properties and employs distinct management techniques. These techniques include diligent, hands-on management to maintain and maximize production rates, application of technologies and selective capital investment to maximize reservoir recovery, enhancing operational efficiencies to control and reduce expenses, unique marketing arrangements and corporate hedging techniques to effectively manage cash flow. The Trust has operations in the Provost region of Eastern Alberta and in the Carlyle region of Southeastern Saskatchewan.

Industry Overview

Prices	(average for the three month period ended) March 31, 2004	March 31, 2003	% Change
West Texas intermediate crude oil (US$ per barrel)	$ 35.25	$ 33.80	4%
Edmonton light crude ($ per barrel)	45.68	50.96	(10%)
Lloyd blend crude oil ($ per barrel)	33.22	38.48	(14%)
Bow river blend crude oil ($ per barrel)	34.74	39.70	(12%)
AECO natural gas ($ per mcf)	6.44	8.44	(24%)
Alberta Power Pool electricity price ($ per MWh)	48.83	83.91	(42%)
U.S. / Canadian dollar exchange rate (US$)	1.318	1.510	(13%)
Bank of Canada bank rate	2.72%	3.08%	(12%)

The average price for world crude oil increased period over period, with the North American benchmark West Texas Intermediate crude oil price averaging U.S. $35.25 in the first three months of 2004, in comparison with U.S. $33.80 for the same period in 2003, primarily due to increased international demand, low inventory levels and geo-political uncertainty. With continued geo-political uncertainty in the Middle East and strong demand for crude oil, particularly for gasoline, robust commodity prices are expected to persist through the remainder of 2004.

The exchange rate trend between the U.S. and Canadian dollars showed an increase in the value of the Canadian dollar in 2003. During the three months ended March 31, 2004 relative to the corresponding period of 2003 the average U.S. / Canadian dollar exchange rate increased in value by approximately 12.7%. Recently, due to growing employment levels and anticipation in increases in interest rates in the U.S., the value of the Canadian dollar has retreated. Significantly volatility is anticipated over the remainder of 2004.

Even though the price of WTI in U.S. dollars has increased period on period, crude prices in Canadian dollar terms suffered primarily as a result of the strengthening of the Canadian versus the U.S. dollar. The overall average price increase in the price of WTI was approximately 4.3%, was mitigated by the 12.7% increase in the value of the Canadian dollar relative to the U.S. dollar. This is evidenced by the 10.4% decrease in the average price received for Edmonton light (posted price for light oil delivered to Edmonton) during the first quarter of 2004 relative to the same period of 2003.

The differential between heavy and light crude oil is locally recognized in the pricing of Lloyd and Bow River blend crude prices. Quarter on quarter these differentials widened slightly in Canadian dollar terms

The average Alberta Electricity System Operator (AESO) electricity price decreased approximately 42% over the same period in 2003. The decrease is due to a combination of factors, including: the 24% decrease in the average AECO natural gas prices, reduction in demand loads as a result of winter weather conditions and electrical generation facilities that were under maintenance in the first quarter of 2003 were in production in 2004.

Summary of Quarterly Results

			(Restated - Refer to note 3 of the consolidated financial statements)		
	2004		2003		
Financial	Q1	Q4	Q3	Q2	Q1
Revenue, net of royalties and hedging	$ 30,418	$ 30,474	$ 21,181	$ 17,622	$ 14,738
Operating expense	13,674	12,984	9,661	6,596	6,804
Net operating income	$ 16,744	$ 17,490	$ 11,520	$ 11,026	$ 7,934
Net income (loss)	(1,065)	6,134	5,673	1,063	3,468
Per trust unit, basic	(0.06)	0.38	0.45	0.09	0.33
Per trust unit, diluted	(0.06)	0.37	0.44	0.09	0.31
Per BOE	(0.79)	4.49	5.42	1.21	4.69
Cash flow from operations	14,839	13,115	16,759	9,547	6,489
Per trust unit, basic (non GAAP)	0.87	0.81	1.35	0.84	0.62
Per trust unit, diluted (non GAAP)	0.84	0.79	1.31	0.82	0.60
Per BOE	11.00	9.59	16.02	11.12	8.77
Sales Volumes					
Crude oil (bbl/d)	14,626	14,497	11,054	9,371	8,034
Natural gas liquids (bbl/d)	50	70	77	67	43
Natural gas (mcf/d)	915	1,744	1,453	1,161	875
Total (BOE/d)	14,829	14,858	11,373	9,632	8,223

Sales Volumes

Harvest's production consists of light, medium and heavy crude oil, natural gas liquids, and natural gas from properties located in East Central Alberta and Southeastern Saskatchewan. Sales volumes, on a barrel of oil equivalent, averaged 14,829 BOE/d, in comparison to 8,223 BOE/d for the three month period ended March 31, 2004 and 2003, respectively. The increased average production in the first quarter of 2004, when compared to the first quarter of 2003, reflects the impact of acquisitions completed in the last three calendar quarters of 2003 and the ongoing optimization and development programs conducted by Harvest on its oil and natural gas properties.

The average production for the first three months of 2004 of 14,829 BOD/d is slightly lower than the 14,858 recorded in the fourth quarter of 2004. This is due to natural production declines, extremely cold weather related field outages and equipment failure and weather related delays in the performance of the planned optimization and development activities planned to maintain or increase production during the first three months of 2004.

The average daily sales volumes by product were as follows:

	Three month period ended March 31, 2004		Three month period ended March 31, 2003	
Light crude oil (Bbls/d)	**5,053**	**34%**	-	0%
Medium crude oil (Bbls/d)	**4,150**	**28%**	3,181	39%
Heavy crude oil (Bbls/d)	**5,423**	**37%**	4,853	59%
Total oil (Bbls/d)	**14,626**	**99%**	8,034	98%
Natural gas liquids (Bbls/d)	**50**	**0%**	43	1%
Total oil and natural gas liquids (Bbls/d)	**14,676**	**99%**	8,077	98%
Natural gas (mcf/d)	**915**	**1%**	875	2%
Total oil equivalent (6:1 BOE/d)	**14,829**	**100%**	8,223	100%

Harvest exited March 31, 2004 with a daily production rate of approximately 15,200 BOE/d, a 76% increase over the exit rate of 8,627 BOE/d for the period ended March 31, 2003.

The average production rate of 14,829 BOE/d is about the same as the expectations imbedded within the 2004 performance goal of 15,000 – 15,500 BOE/d average disclosed in the MD&A for December 31, 2003. On April 19, 2004 Harvest announced the acquisition of Storm Energy Ltd. ("Storm") via a plan of arrangement. Assuming that this transaction is completed prior to the end of June 2004, Harvest anticipates that 2004 production will increase by approximately 2,000 BOE/d and thus average 17,000 – 17,500 BOE/d.

Revenues

Revenues net of hedging loss and before royalties totaled $38.4 million and $17.7 million which was the result of the Harvest average realized prices of $35.20 and $35.44 per barrel of oil equivalent for the periods ended March 31, 2004 and 2003, respectively. The relative similarity in realized prices period over period is somewhat misleading, as the overall, higher priced, corporate quality (API gravity) of crude increased substantially quarter over quarter offset by a decrease in the overall benchmark for Canadian crude.

	Three month period ended March 31, 2004	Three month period ended March 31, 2003
Product prices:		
Light oil ($/bbl)	$ **41.09**	$ -
Medium oil ($/bbl)	**36.44**	41.60
Heavy oil ($/bbl)	**28.79**	31.16
Natural gas liquids ($/bbl)	**35.00**	39.00
Natural gas ($/mcf)	**5.46**	7.05
BOE ($/BOE)	$ **35.20**	$ 35.44

Operating Netbacks

The following is a summary of Harvest's operating netbacks:

	(Amounts are expressed on a $ per barrel of oil equivalent)	
	Three month period ended March 31, 2004	Three month period ended March 31, 2004
Market price	**$35.20**	$35.44
Realized hedging loss	**6.71**	11.58
Realized price	**28.49**	23.86
Royalties, net	**5.95**	3.95
Operating costs	**10.13**	9.19
Netback	**$12.41**	$10.72

Harvest paid net royalties of $8.0 million and $2.9 million during the period ended March 31, 2004 and 2003, or approximately $5.95 per BOE and $3.95 per BOE, respectively. The net royalty amount for the three month period ended March 31, 2004 is comprised of $4.8 million in freehold royalties and freehold mineral tax, $3.0 million in crown royalties and $1.2 million in gross overriding royalties net of $1.0 million in royalty income received. In comparison, the net royalty amount for the three month period ended March 31, 2003 was comprised of $2.1 million in freehold royalties and freehold mineral tax, $0.7 million in crown royalties and $0.2 million in gross overriding royalties net of $0.1 million in royalty income received. The net realized royalty percentage with respect to revenue has increased to 16.9% versus 11.1% over the prior year's quarter. This is due to the change in Harvest's royalty structure as the result of the addition of the higher royalty burdened Saskatchewan properties.

Harvest's operating expenses were $13.7 million and $6.8 million or approximately $10.13 and $9.19 per BOE for the three month periods ended March 31, 2004 and 2003, respectively. The $0.94 per BOE ($10.13 less $9.19) year over year increase in unit operating expenses reflects the cost associated with incremental medium and heavy oil production and the addition of the higher per unit operating costs properties in Saskatchewan.

Approximately 40% of Harvest's respective operating costs are related to the consumption of electricity in the first quarter of 2004. Management has utilized fixed price delivery contracts to mitigate electricity price risk within Alberta. For the remainder of fiscal year 2004 Harvest anticipates realizing further benefits from its electricity hedges with approximately 25 MWh of its estimated Alberta electricity hedged at an average price of $45.34 per MWh.

The $10.13 per BOE figure for the first quarter of 2004 is in line with Harvest's performance goals set out in the December 31, 2003 MD&A. The impact of the further efficiencies realized from the Harvest capital program and

additional production from the Storm purchase is an anticipated reduction in the overall 2004 average operating expenses to approximately $9.75 - $10.25 per BOE.

General and Administration Expenses

The portion of general and administrative expenditures charged against income totaled $1.6 million or $1.15 per BOE for the three month period ended March 31, 2004, in comparison to $0.7 million or $0.99 per BOE for the three month period ended March 31, 2003. The increase in general and administrative expenses on a per BOE basis quarter over quarter, is the direct result of approximately $0.2 million in expenses related to unit appreciation right expenses, as the result of adoption of the new CICA HB section on stock based compensation, and additional staff and systems required to operate a growing enterprise. The impact on Harvest of the Storm transaction on general and administrative expenses charged against income is anticipated to be a decrease to about $1.00 per BOE for the 2004 calendar year due to anticipated economies of scale.

During the respective periods ended March 31, 2004 and 2003, $0.6 million and $0.2 million of general and administrative costs were capitalized with regards to field enhancement and acquisition activities. The development and optimization opportunities associated with the properties to be added through the Storm transaction will mean that the 2004 capitalized general and administrative expenditures will total nearly $2.4 million.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.3 million and $1.1 million for the period ended March 31, 2004 and 2003, respectively.

Depletion, Depreciation and Accretion

Harvest's depletion, depreciation, and accretion totaled $12.1 million and $6.2 million for the three month periods ended March 31, 2004 and 2003, respectively. This balance is primarily comprised of crude oil and natural gas properties depletion and depreciation of $9.5 million and $5.2 million, depletion of capitalized asset retirement costs of $1.8 million and $0.7 million and approximately $0.8 million and $0.3 million for accretion on the asset retirement obligation for the periods ended March 31, 2004 and 2003, respectively. The depletion rate for oil and natural gas properties was approximately $8.98 and $7.50 per BOE for the respective periods, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred, capitalization of general and administrative expenses and the long-lived asset retirement costs.

Future taxes

Future tax recoveries for the three month period ended March 31, 2004 and 2003 ended are comprised of approximately $2.6 million and $1.1 million, respectively. Other than large corporations tax, neither the Trust nor its operating subsidiaries are expected to pay cash taxes in 2004.

The anticipated value of the tax pools associated with the Storm transaction will be less than the net assets acquired. This will result in a decrease in the future tax recovery currently recorded and disclosed as an asset on Harvest's balance sheet. The precise impact has not been determined as Harvest, Storm and our advisors are reviewing various alternatives associated with the contemplated transaction. Nonetheless, following completion of the Storm transaction, other than an increase in large corporation tax, neither the Trust nor its operating subsidiaries anticipate paying cash income taxes in 2004.

Liquidity and Capital Resources

The Trust's capital investment and operational enhancement programs, as well as current financial commitments are expected to be supported by cash flow generated by operations, bank credit facilities and unitholder reinvestment of distributions paid to the Trust through the distribution reinvestment plan.

The Trust's cash flow from operations and net loss for the three month period ended March 31, 2004 was $14.8 million and $1.1 million, in comparison to cash flow from operations and net income of $6.5 million and $3.5 million respectively, for the corresponding period ended 2003. The net loss of $1.1 million recorded in the first quarter of 2004 includes a $5.5 million non-cash loss ($3.5 million loss after tax) relating to mark to market accounting on certain commodity derivative contracts as required under the new hedge accounting standard. The net income before the non-cash charges was $1.4 million ($0.14 per weighted average trust unit outstanding). There was no impact on cash flow from operations as a result of this change.

As at March 31, 2004 and December 31, 2003 the Trust had working capital, excluding the demand loan, of $7.0 million and $6.5 million respectively.

The Trust's net debt (working capital plus demand loan) at March 31, 2004 was $28.7 million, which is a decrease of $24.9 million in comparison to net debt of $53.6 million as at December 31, 2003. The decrease is primarily the result of the issue of convertible debentures on January 29, 2004, from which the Trust received gross proceeds of $60 million and approximately $57.3 million net of issue costs. Funds from this financing was utilized to repay the $25 million balance of the equity bridge notes issued in the fourth quarter of 2003 with the $32.3 million balance being applied to the demand loan and working capital.

During the first quarter of 2004, the Trust declared $10.3 million in distributions payable to unitholders; $0.20 per trust unit for each of January, February and March 2004. Of the distributions paid, $1.2 million was reinvested into the Trust by unitholders through the issue of 94,844 trust units under the Trust Unitholders' Distribution Reinvestment Plan ("DRIP"). This reflects 12% participation under the DRIP. The Trust anticipates maintaining this distribution rate of $0.20 per trust unit per calendar month in 2004. The distributions will be financed with cash flow generated by operations.

Capital Expenditures

Capital expenditures totaled $12.0 million for the three month period ended March 31, 2004, in comparison to $5.9 million for the same period ended 2003. During both periods, the capital expenditures were dedicated to ongoing optimization and development of existing assets.

Excluding the Storm acquisition Harvest anticipates 2004 capital expenditures of approximately $35 million for the year ending December 31, 2004. The $189 million Storm purchase is currently anticipated to lead to an increase in capital spending of approximately $7.0 million. Thus following completion of the Storm transaction, the anticipated total 2004 optimization and development expenditures will be increased to about $42 million.

Capital Fund

The Trust maintains a notional Capital Fund to ensure that funds derived from cash flow are available for future acquisitions and capital spending. As the Capital Fund is a notional item, the fund is not specifically segregated in the financial statements. The Capital Fund balance is calculated as follows: prior period ending balance plus cash flow from operations and amounts financed with net proceeds from equity issues, less distributions declared payable to unitholders and other equity charges (such as interest on Equity Bridge Notes and convertible debentures) less capital and acquisition expenditures. The Trust does not segregate the Capital Fund nor is a liability recorded in the consolidated financial statements. The Trust's policy is to retain and contribute up to 50% of cash flow as contributions to the notional Capital Fund.

At March 31, 2004 the Capital Fund balance was $10.9 million which has been applied to reduce bank debt.

Reclamation Fund

Site restoration involves the surface clean up and reclamation of well sites and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantling facilities and reclamation of theses properties. Harvest's total estimated future costs, net of related salvage values, are $35.2 million.

The Board of Directors has established a notional fund to ensure that cash is available to carry out the future site restoration and reclamation work. This fund is notional and the fund is not specifically segregated in the financial statements. The amounts allocated under the fund restrict the utilization of the borrowing base under Harvest's bank credit facilities. The amount currently being accrued is $250,000 per month less actual site restoration and reclamation expenditures incurred. The monthly accrual amount is reviewed annually by Management and the Board of Directors and is adjusted as required.

Future Liquidity Requirements

Harvest intends to continue with its plan to optimize current production with the use of the Capital Fund. From time to time the Trust may require external financing, through both debt and equity, to maintain its business plan of growing through acquisitions and capital expenditures. Access to Harvest obtaining the necessary financing is subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest and foreign exchange rates. Adverse changes in these factors could require Harvest's Management to alter the current business plan of the Trust.

Harvest anticipates a significant increase in its bank credit facilities or bank calculated borrowing base, based upon the performance of Harvest's existing asset base and the incremental lending value resulting from soon to be acquired Storm assets. The incremental borrowing capacity combined with the issue of trust units elected by Storm shareholders and the assumed Storm working capital is expected to be sufficient to close the $189 million Storm transaction. However, dependent upon market conditions, the Trust will consider additional equity issues in the form of convertible debentures or trust units to strengthen the balance sheet, expand the capital program or to finance additional acquisitions. The Trust currently has access to and may also utilize bridge financing, similar to that used in 2003, if required.

Following the Storm purchase the Trust anticipates that the remaining borrowing capacity, cash flow generated from operating activities and funds from the DRIP will be sufficient for the Trust to pay unitholder distributions of $0.20 per trust unit per month, pay the interest obligations associated with the convertible debentures at the end of May 2004 and November 2004 and carry out the anticipated optimization and development plan currently contemplated.

Off-Balance Sheet Arrangements

The Trust has a number of non-material operating leases attributable to moveable field equipment and vehicles. These leases require periodic lease payments and are recorded as operating costs. The Trust also finances its corporate insurance requirements, whereby a portion of the annual premium is deferred and paid monthly over the balance of the term.

Contractual Obligations

The Trust has entered into the following contractual obligations:

	Maturity			
Annual Contractual Obligation ($ thousands)	Less than 1 year	Years 1 - 3	Years 4 - 5	After 5 Years
Product transportation agreements	35	39	25	-
Operating and premise leases	275	646	646	-

At March 31, 2004, the Trust also had $35.6 million of bank debt outstanding related to short term borrowing through its revolving credit facility and approximately $3.3 million in letters of credit issued primarily to electricity suppliers.

As at March 31, 2004 Harvest Operations Corp. has entered into physical and financial contracts for production with average deliveries of approximately 9,700 barrels per day for the balance of 2004 and 2,800 barrels per day in 2005. Harvest has also entered into financial contracts to minimize its exposure to fluctuating electricity prices and the US / Canadian dollar exchange rate. Please see Note 8 in the Consolidated Financial Statements for further details.

The Trust has entered into a number of insignificant contractual obligations under operating leases and normal course oil and natural gas business relationships. All of these agreements are cancelable on a month to month basis, and do not require additional payment upon defeasance.

Critical Accounting Policies

The Management of the Trust is required to make estimates and assumptions that affect the reported amounts of assets and liabilities when applying Canadian generally accepted accounting principles. The following is a discussion of the accounting policies that are deemed critical by Management in the preparation of the financial results of the Trust.

Oil and Natural Gas Accounting

The Trust follows the Canadian Institute of Chartered Accountants guideline for the full cost method of accounting for the oil and natural gas industry. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. The maintenance and repairs are charged against income, and renewals and enhancements that extend the economic life of the capital assets are capitalized. Any gains or losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more. The provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production

method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil. The reserve estimates used in these calculations can have a significant impact on the net income, and any revision in this estimate could result in a material change to depletion and depreciation expense. In addition, a downward revision of this reserve estimate could require an additional charge against income as a result of the ceiling test calculation prescribed under this guideline. Note 2 to the Consolidated Financial Statements discloses the application of this accounting policy by Harvest.

Asset retirement obligation

The Trust provides for the cost of future site restoration and reclamation based on estimates by Management. These estimates are applied against earnings and to the asset retirement obligation liability account over the expected service life of the underlying assets. Management estimates the expected future costs to abandon and environmentally restore a well or battery site under specific environmental legislation and regulations. These estimates are characteristically difficult to assess due to their expected timing and associated costs at that future date. Due to this estimation, any upward revision of these expected costs or revisions in timing could adversely affect the amount being charged to income. Further details regarding the Trust's asset retirement obligation is disclosed in Note 2 and Note 3 of the Consolidated Financial Statements. Note 2 to the Consolidated Financial Statements discloses the application of this accounting policy by Harvest.

Trust unit incentive plan

The Trust has established a trust unit incentive plan whereby the Trust is authorized to grant to directors, officers, employees, consultants and other service personnel non-transferable rights to purchase trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units subject to a specific return as outlined in the Trust Units Rights Incentive Plan. Under GAAP the Trust records a compensation expense based on the binomial model of valuation. The binomial model has been utilized by the Trust as it allows for the estimation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to date of exercise. Management is required to make certain assumptions and estimates when applying the binomial model. Further details regarding the Trust's trust unit incentive plan and assumptions and estimates used are included in the Note 6 of the Consolidated Financial Statements.

Changes in Accounting Policies

Asset retirement obligation

The Effective January 1, 2004 the Trust has adopted the CICA Handbook standard for accounting for asset retirement obligation. The new standard requires the Trust to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived

assets that result from the acquisition, construction, development, and the normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Trust has retroactively applied this standard, and restated prior periods presented for comparability purposes, refer to Note 3 of the Consolidated Financial Statements for specific changes in respect of the application of this accounting standard.

Oil and Natural Gas Accounting

Effective January 1, 2004, the Trust has adopted the CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The changes under the new guideline include modifications to the ceiling test and depletion and depreciation calculations. There were no changes to the net income, property plant and equipment or any other financial statement amount as a result of the implementations of this guideline.

Changes in Accounting Standards

Note 2 to the Consolidated Financial Statements describes Harvest's application of each of the accounting standards discussed below. The following is a list of changes to accounting standards that will affect the financial reporting of the Trust in the upcoming year as at April 2004:

Asset retirement obligation

The CICA has issued a new Handbook section 3110 "Accounting for Asset Retirement Obligation" which requires that entities recognize the liability associated with the fair value of future site reclamation and abandonment costs in the financial statements at the time when the liability is incurred. The new standard is effective for fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. The Trust has elected to adopt this standard in the upcoming fiscal year.

Full cost accounting guideline

In September 2003 the CICA issued Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The guideline replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry" and is effective for fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. Under the new guideline the definition for proved and probable reserves has been changed to comply with the new reserve definitions under the recently issued National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" issued by the Canadian Securities Administrators. These changes include modifications to the ceiling test calculation, additional disclosure within the notes to the financial statements and changes in accounting for disposals of properties other than by sale. The Trust has elected to adopt this standard in the upcoming fiscal year.

Hedging

In December 2001 the CICA issued Accounting Guideline 13 "Hedging Relationships" that provides guidance on the identification, designation, documentation and measurement of the effectiveness of hedging relationships for the purposes of applying hedge accounting. This guideline is effective for fiscal years beginning on or after July 1, 2003. The Trust has implemented the requirements of this guideline, and determined that its applicable hedges were deemed to be effective as at January 1, 2004. Under the new accounting guideline, certain commodity derivatives entered into do not qualify as effective hedges and are subject to fair value accounting. The commodity derivative contracts that do not qualify are "three-way hedges", whereby crude oil price collars are purchased in conjunction with the sale of an "out of the money" put option to reduce the cost of entering into the contract. Although this contract forms an integral part of the commodity risk management portfolio of the Trust, it does not qualify as a hedge under the new guideline.

Transactions with Related Parties

A director and a corporation controlled by a director of Harvest Operations Corp. were repaid $25 million under the equity bridge notes during the three month period ended March 31, 2004. The Trust also paid $850 in interest in respect of the equity bridge notes.

A director of Harvest Operations Corp., owns 4,500 of the convertible debentures issued on January 29, 2004.

A corporation controlled by a director of Harvest Operations sublets office space and is provided administrative services at fair market value.

Risk Management Activities

All of Harvest's risk management activities are carried out under policies approved by the Board of Directors. Harvest intends to execute its business plan to create value for unitholders by paying stable monthly distributions.

As at March 31, 2004 Harvest Operations Corp. had entered into physical and financial contracts for production with a current delivery of approximately 9,700 barrels per day for the balance of 2004 and 2,800 barrels per day in 2005. Harvest has also entered into financial swap and collared contracts for WTI crude oil, LLB differential, US / Canadian dollar exchange rate, electricity and natural gas heat rate, collectively these contracts had a mark to market unrealized loss of $23.1 million as at March 31, 2004. Please refer to Note 8 in the Consolidated Financial Statements for further information.

The following table summarizes the risk management activities undertaken by the Trust, the volumes hedged and the associated unrecognized mark to market gains and losses as at March 31, 2004:

	Maturity		
	2004	2005	2006
Volumes Hedged			
West Texas intermediate crude oil price based swaps (bbls/d)	4,110	785	-
West Texas intermediate crude oil price based collars (bbls/d)	5,500	1,744	-
Lloyd blend crude oil price based swaps (bbls/d)	4,500	-	-
Alberta electricity price based swaps (MW)	25	15	3
Electricity heat rate (GJ/MWh)	-	5	-
Canadian / U.S. dollar based swap (Cdn $ million)	3	-	-
Mark to Market Gains (Losses) ($ thousands)			
West Texas intermediate crude oil price based swaps	(12,886)	(3,934)	-
West Texas intermediate crude oil price based collars	(10,364)	(462)	-
Lloyd blend crude oil price based swaps	1,488	-	-
Alberta electricity price based swaps	1,371	807	208
Electricity heat rate	-	(156)	-
Canadian / U.S. dollar put option	807	-	-
	(19,584)	(3,745)	208

Under Harvest's risk management policy Management enters into crude oil based financial and physical contracts to mitigate the risk of price volatility for its expected production. Management also enters into electricity price based swaps to assist in maintaining stable operating costs. Finally, as a further means to manage revenue risks, Management has entered into foreign exchange contracts to minimize the effect of adverse foreign exchange fluctuations of the Canadian dollar against the U.S. dollar.

Taxability of Cash Distributions paid to Unitholders

Harvest has declared distributions of $0.20 per trust unit in each month of the first quarter of 2004, and anticipates that this rate of distribution will continue throughout the balance of the year. Cash distributions are comprised of a return of capital portion (tax deferred) and a return on capital portion (taxable). Harvest anticipates that between 10% and 25% of the distributions will be a return of capital in 2004.

Key Performance Indicators and 2004 Outlook

Based upon current operations and assuming the successful completion of the Storm transaction prior to the end of the second quarter, the following table provides guidance in respect to 2004 and relative performance for the past year:

	Results Q1 2004	Performance Goals 2004	Results 2003
Daily production (BOE/d)	14,829	16,750 - 17,500	11,040
Average Royalty Rate, net	16.9%	16% - 18%	13.8%
Operating expense ($/BOE)	$10.13	$9.75 - $10.25	$8.94

Harvest plans to continue with its business plan of acquiring and operating high quality, mature crude oil and natural gas properties that can be enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new areas in the Western Canadian sedimentary basin that can provide the required growth and stability for sustainable distributions and growth in net asset value per unit.

It is important to note that the above figures are estimates based upon Management's current expectations. The ultimate results may vary, perhaps materially.

The table below indicates the impact of changes of key variables on Harvest's cash flow and distributions including the impacts of the hedging program.

Sensitivities

	Variable				
	WTI price/bbl	Heavy Oil LLB differential/bbl	Crude Oil production	Canadian bank prime rate	Foreign exchange Cdn. / U.S.
Assumption	$32.00 US	$9.50 US	16,900 bbl/d	4.25%	1.34
Change (plus or minus)	$1.00 US	$1.00 US	1,000 bbl/d	1.00%	0.01
Cash flow from operations ($000's)	$2,500	$1,900	$6,100	$990	$1,100
Per trust unit, basic	$0.13	$0.10	$0.32	$0.05	$0.06
Per trust unit, diluted	$0.12	$0.10	$0.31	$0.05	$0.06
Payout ratio	2.0%	1.5%	5.0%	0.8%	0.9%

FILE NO 82-34779

For the three months ended March 31, 2004	**Harvest Energy Trust** **2004 Quarterly Report to Unitholders**	Q1

Harvest Energy Trust Announces First Quarter 2004 Results

Calgary, May 14, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced its unaudited operating and financial results for the three and nine month periods ended March 31, 2004.

First Quarter Highlights

- Distributions of $0.60 per trust unit;
- Cash flow from operations of $14.8 million or $0.87 per trust unit, for the three month periods ended March 31, 2004, an increase of 8.4% from the fourth quarter of 2003 and a 129% increase for the same period last year;
- Sales volume averaged 14,829 BOE/d for the three month period ended March 31, 2004, an 80% increase over the same period last year;
- Harvest continued its development activities in its core areas with capital expenditures of approximately $12.0 million resulting in an exit rate of 15,200 BOE/d at March 31, 2004; and
- Harvest announced the signing of an agreement to acquire 4,200 BOE/d of predominantly light oil properties in the Red Earth area of North Central Alberta through a Plan of Arrangement with Storm Energy Ltd. Harvest expects to close the Red Earth acquisition in June 2004, for consideration of approximately $189 million.

First Quarter Financial and Operational Summary

Financial	**Three months ended March 31**		
($000's except per BOE and per trust unit amounts)	**2004**	**2003**	**% Change**
Revenue, before hedging	47,500	26,230	81%
Revenue, net of hedging	38,445	17,660	118%
Realized hedging loss	9,055	8,570	6%
Cash flow from operations	14,839	6,489	129%
Cash flow from operations per trust unit, basic	$0.87	$0.62	40%
Net income (loss)	(1,065)	3,469	(131%)
Net income (loss) per trust unit, basic	($0.06)	$0.33	(118%)
Distributions declared	10,325	6,024	71%
Distributions declared per trust unit	$0.60	$0.60	-
Payout ratio	69%	93%	(25%)
Capital expenditures	12,011	5,892	104%
Net debt	28,657	22,068	(30%)
Weighed average trust units outstanding, basic	17,179,955	10,387,522	65%
Trust units outstanding at the end of the period	17,281,528	11,114,938	55%

Operating and Reserves	**Three months ended March 31**		
	2004	**2003**	**% Change**
Average daily sales volumes			
Crude oil and natural gas liquids (Bbls/d)	14,676	8,077	82%
Natural gas (mcf/d)	915	875	5%
Total (BOE/d)	**14,829**	**8,223**	**80%**
Production exit rate (BOE/d)	15,200	8,600	77%

(Natural gas converted to barrel of oil equivalent BOE on a 6:1 basis)

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Forward-Looking Information

The following disclosure contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to, factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserves estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available at May 2004.

Certain Financial Reporting Measures

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas production industry in the following MD&A discussion. The measures discussed are widely accepted measures of performance and value within the industry, and are used by analysts and investors to compare and evaluate oil and natural gas producing entities. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader.

Trust Overview

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high quality, mature properties. The Trust employs a conservative approach to the oil and natural gas production business, whereby it acquires high working interest, mature producing properties and employs distinct management techniques. These

techniques include diligent, hands-on management to maintain and maximize production rates, application of technologies and selective capital investment to maximize reservoir recovery, enhancing operational efficiencies to control and reduce expenses, unique marketing arrangements and corporate hedging techniques to effectively manage cash flow. The Trust has operations in the Provost region of Eastern Alberta and in the Carlyle region of Southeastern Saskatchewan

Industry Overview

Prices	(average for the three month period ended) March 31, 2004	March 31, 2003	% Change
West Texas intermediate crude oil (US$ per barrel)	$ 35.25	$ 33.80	4%
Edmonton light crude ($ per barrel)	45.68	50.96	(10%)
Lloyd blend crude oil ($ per barrel)	33.22	38.48	(14%)
Bow river blend crude oil ($ per barrel)	34.74	39.70	(12%)
AECO natural gas ($ per mcf)	6.44	8.44	(24%)
Alberta Power Pool electricity price ($ per MWh)	48.83	83.91	(42%)
U.S. / Canadian dollar exchange rate (US$)	1.318	1.510	(13%)
Bank of Canada bank rate	2.72%	3.08%	(12%)

The average price for world crude oil increased period over period, with the North American benchmark West Texas Intermediate crude oil price averaging U.S. $35.25 in the first three months of 2004, in comparison with U.S. $33.80 for the same period in 2003, primarily due to increased international demand, low inventory levels and geo-political uncertainty. With continued geo-political uncertainty in the Middle East and strong demand for crude oil, particularly for gasoline, robust commodity prices are expected to persist through the remainder of 2004.

The exchange rate trend between the U.S. and Canadian dollars showed an increase in the value of the Canadian dollar in 2003. During the three months ended March 31, 2004 relative to the corresponding period of 2003 the average U.S. / Canadian dollar exchange rate increased in value by approximately 12.7%. Recently, due to growing employment levels and anticipation in increases in interest rates in the U.S., the value of the Canadian dollar has retreated. Significantly volatility is anticipated over the remainder of 2004.

Even though the price of WTI in U.S. dollars has increased period on period, crude prices in Canadian dollar terms suffered primarily as a result of the strengthening of the Canadian versus the U.S. dollar. The overall average price increase in the price of WTI was approximately 4.3%, was mitigated by the 12.7% increase in the value of the Canadian dollar relative to the U.S. dollar. This is evidenced by the 10.4% decrease in the average price received for Edmonton light (posted price for light oil delivered to Edmonton) during the first quarter of 2004 relative to the same period of 2003.

The differential between heavy and light crude oil is locally recognized in the pricing of Lloyd and Bow River blend crude prices. Quarter on quarter these differentials widened slightly in Canadian dollar terms.

The average Alberta Electricity System Operator (AESO) electricity price decreased approximately 42% over the same period in 2003. The decrease is due to a combination of factors, including: the 24% decrease in the average AECO natural gas prices, reduction in demand loads as a result of winter weather conditions and electrical generation facilities that were under maintenance in the first quarter of 2003 were in production in 2004.

Summary of Quarterly Results

	2004	*(Restated - Refer to note 3 of the consolidated financial statements)* 2003			
Financial	Q1	Q4	Q3	Q2	Q1
Revenue, net of royalties and hedging	$ 30,418	$ 30,474	$ 21,181	$ 17,622	$ 14,738
Operating expense	13,674	12,984	9,661	6,596	6,804
Net operating income	$ 16,744	$ 17,490	$ 11,520	$ 11,026	$ 7,934
Net income (loss)	(1,065)	6,134	5,673	1,063	3,468
Per trust unit, basic	(0.06)	0.38	0.45	0.09	0.33
Per trust unit, diluted	(0.06)	0.37	0.44	0.09	0.31
Per BOE	(0.79)	4.49	5.42	1.21	4.69
Cash flow from operations	14,839	13,115	16,759	9,547	6,489
Per trust unit, basic (non GAAP)	0.87	0.81	1.35	0.84	0.62
Per trust unit, diluted (non GAAP)	0.84	0.79	1.31	0.82	0.60
Per BOE	11.00	9.59	16.02	11.12	8.77
Sales Volumes					
Crude oil (bbl/d)	14,626	14,497	11,054	9,371	8,034
Natural gas liquids (bbl/d)	50	70	77	67	43
Natural gas (mcf/d)	915	1,744	1,453	1,161	875
Total (BOE/d)	14,829	14,858	11,373	9,632	8,223

Sales Volumes

Harvest's production consists of light, medium and heavy crude oil, natural gas liquids, and natural gas from properties located in East Central Alberta and Southeastern Saskatchewan. Sales volumes, on a barrel of oil equivalent, averaged 14,829 BOE/d, in comparison to 8,223 BOE/d for the three month period ended March 31, 2004 and 2003, respectively. The increased average production in the first quarter of 2004, when compared to the first quarter of 2003, reflects the impact of acquisitions completed in the last three calendar quarters of 2003 and the ongoing optimization and development programs conducted by Harvest on its oil and natural gas properties.

The average production for the first three months of 2004 of 14,829 BOD/d is slightly lower than the 14,858 recorded in the fourth quarter of 2004. This is due to natural production declines, extremely cold weather related

field outages and equipment failure and weather related delays in the performance of the planned optimization and development activities planned to maintain or increase production during the first three months of 2004.

The average daily sales volumes by product were as follows:

	Three month period ended March 31, 2004		Three month period ended March 31, 2003	
Light crude oil (Bbls/d)	**5,053**	**34%**	-	0%
Medium crude oil (Bbls/d)	**4,150**	**28%**	3,181	39%
Heavy crude oil (Bbls/d)	**5,423**	**37%**	4,853	59%
Total oil (Bbls/d)	**14,626**	**99%**	8,034	98%
Natural gas liquids (Bbls/d)	**50**	**0%**	43	1%
Total oil and natural gas liquids (Bbls/d)	**14,676**	**99%**	8,077	98%
Natural gas (mcf/d)	**915**	**1%**	875	2%
Total oil equivalent (6:1 BOE/d)	**14,829**	**100%**	8,223	100%

Harvest exited March 31, 2004 with a daily production rate of approximately 15,200 BOE/d, a 76% increase over the exit rate of 8,627 BOE/d for the period ended March 31, 2003.

The average production rate of 14,829 BOE/d is about the same as the expectations imbedded within the 2004 performance goal of 15,000 – 15,500 BOE/d average disclosed in the MD&A for December 31, 2003. On April 19, 2004 Harvest announced the acquisition of Storm Energy Ltd. ("Storm") via a plan of arrangement. Assuming that this transaction is completed prior to the end of June 2004, Harvest anticipates that 2004 production will increase by approximately 2,000 BOE/d and thus average 17,000 – 17,500 BOE/d.

Revenues

Revenues net of hedging loss and before royalties totaled $38.4 million and $17.7 million which was the result of the Harvest average realized prices of $35.20 and $35.44 per barrel of oil equivalent for the periods ended March 31, 2004 and 2003, respectively. The relative similarity in realized prices period over period is somewhat misleading, as the overall, higher priced, corporate quality (API gravity) of crude increased substantially quarter over quarter offset by a decrease in the overall benchmark for Canadian crude.

	Three month period ended March 31, 2004	Three month period ended March 31, 2003
Product prices:		
Light oil ($/bbl)	**$ 41.09**	$ -
Medium oil ($/bbl)	**36.44**	41.60
Heavy oil ($/bbl)	**28.79**	31.16
Natural gas liquids ($/bbl)	**35.00**	39.00
Natural gas ($/mcf)	**5.46**	7.05
BOE ($/BOE)	**$ 35.20**	$ 35.44

Operating Netbacks

The following is a summary of Harvest's operating netbacks:

	(Amounts are expressed on a $ per barrel of oil equivalent)	
	Three month period ended March 31, 2004	Three month period ended March 31, 2004
Market price	**$35.20**	$35.44
Realized hedging loss	**6.71**	11.58
Realized price	**28.49**	23.86
Royalties, net	**5.95**	3.95
Operating costs	**10.13**	9.19
Netback	**$12.41**	$10.72

Harvest paid net royalties of $8.0 million and $2.9 million during the period ended March 31, 2004 and 2003, or approximately $5.95 per BOE and $3.95 per BOE, respectively. The net royalty amount for the three month period ended March 31, 2004 is comprised of $4.8 million in freehold royalties and freehold mineral tax, $3.0 million in crown royalties and $1.2 million in gross overriding royalties net of $1.0 million in royalty income received. In comparison, the net royalty amount for the three month period ended March 31, 2003 was comprised of $2.1 million in freehold royalties and freehold mineral tax, $0.7 million in crown royalties and $0.2 million in gross overriding royalties net of $0.1 million in royalty income received. The net realized royalty percentage with respect to revenue has increased to 16.9% versus 11.1% over the prior year's quarter. This is due to the change in Harvest's royalty structure as the result of the addition of the higher royalty burdened Saskatchewan properties.

Harvest's operating expenses were $13.7 million and $6.8 million or approximately $10.13 and $9.19 per BOE for the three month periods ended March 31, 2004 and 2003, respectively. The $0.94 per BOE ($10.13 less $9.19) year over year increase in unit operating expenses reflects the cost associated with incremental medium and heavy oil production and the addition of the higher per unit operating costs properties in Saskatchewan.

Approximately 40% of Harvest's respective operating costs are related to the consumption of electricity in the first quarter of 2004. Management has utilized fixed price delivery contracts to mitigate electricity price risk within Alberta. For the remainder of fiscal year 2004 Harvest anticipates realizing further benefits from its electricity hedges with approximately 25 MWh of its estimated Alberta electricity hedged at an average price of $45.34 per MWh.

The $10.13 per BOE figure for the first quarter of 2004 is in line with Harvest's performance goals set out in the December 31, 2003 MD&A. The impact of the further efficiencies realized from the Harvest capital program and additional production from the Storm purchase is an anticipated reduction in the overall 2004 average operating expenses to approximately $9.75 - $10.25 per BOE.

General and Administration Expenses

The portion of general and administrative expenditures charged against income totaled $1.6 million or $1.15 per BOE for the three month period ended March 31, 2004, in comparison to $0.7 million or $0.99 per BOE for the three month period ended March 31, 2003. The increase in general and administrative expenses on a per BOE basis quarter over quarter, is the direct result of approximately $0.2 million in expenses related to unit appreciation right expenses, as the result of adoption of the new CICA HB section on stock based compensation, and additional staff and systems required to operate a growing enterprise. The impact on Harvest of the Storm transaction on general and administrative expenses charged against income is anticipated to be a decrease to about $1.00 per BOE for the 2004 calendar year due to anticipated economies of scale.

During the respective periods ended March 31, 2004 and 2003, $0.6 million and $0.2 million of general and administrative costs were capitalized with regards to field enhancement and acquisition activities. The development and optimization opportunities associated with the properties to be added through the Storm transaction will mean that the 2004 capitalized general and administrative expenditures will total nearly $2.4 million.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.3 million and $1.1 million for the period ended March 31, 2004 and 2003, respectively.

Depletion, Depreciation and Accretion

Harvest's depletion, depreciation, and accretion totaled $12.1 million and $6.2 million for the three month periods ended March 31, 2004 and 2003, respectively. This balance is primarily comprised of crude oil and natural gas properties depletion and depreciation of $9.5 million and $5.2 million, depletion of capitalized asset retirement costs of $1.8 million and $0.7 million and approximately $0.8 million and $0.3 million for accretion on the asset retirement obligation for the periods ended March 31, 2004 and 2003, respectively. The depletion rate for oil and natural gas properties was approximately $8.98 and $7.50 per BOE for the respective periods, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred, capitalization of general and administrative expenses and the long-lived asset retirement costs.

Future taxes

Future tax recoveries for the three month period ended March 31, 2004 and 2003 ended are comprised of approximately $2.6 million and $1.1 million, respectively. Other than large corporations tax, neither the Trust nor its operating subsidiaries are expected to pay cash taxes in 2004.

The anticipated value of the tax pools associated with the Storm transaction will be less than the net assets acquired.

This will result in a decrease in the future tax recovery currently recorded and disclosed as an asset on Harvest's balance sheet. The precise impact has not been determined as Harvest, Storm and our advisors are reviewing various alternatives associated with the contemplated transaction. Nonetheless, following completion of the Storm

transaction, other than an increase in large corporation tax, neither the Trust nor its operating subsidiaries anticipate paying cash income taxes in 2004.

Liquidity and Capital Resources

The Trust's capital investment and operational enhancement programs, as well as current financial commitments are expected to be supported by cash flow generated by operations, bank credit facilities and unitholder reinvestment of distributions paid to the Trust through the distribution reinvestment plan.

The Trust's cash flow from operations and net loss for the three month period ended March 31, 2004 was $14.8 million and $1.1 million, in comparison to cash flow from operations and net income of $6.5 million and $3.5 million respectively, for the corresponding period ended 2003. The net loss of $1.1 million recorded in the first quarter of 2004 includes a $5.5 million non-cash loss ($3.5 million loss after tax) relating to mark to market accounting on certain commodity derivative contracts as required under the new hedge accounting standard. The net income before the non-cash charges was $1.4 million ($0.14 per weighted average trust unit outstanding). There was no impact on cash flow from operations as a result of this change.

As at March 31, 2004 and December 31, 2003 the Trust had working capital, excluding the demand loan, of $7.0 million and $6.5 million respectively.

The Trust's net debt (working capital plus demand loan) at March 31, 2004 was $28.7 million, which is a decrease of $24.9 million in comparison to net debt of $53.6 million as at December 31, 2003. The decrease is primarily the result of the issue of convertible debentures on January 29, 2004, from which the Trust received gross proceeds of $60 million and approximately $57.3 million net of issue costs. Funds from this financing was utilized to repay the $25 million balance of the equity bridge notes issued in the fourth quarter of 2003 with the $32.3 million balance being applied to the demand loan and working capital.

During the first quarter of 2004, the Trust declared $10.3 million in distributions payable to unitholders; $0.20 per trust unit for each of January, February and March 2004. Of the distributions paid, $1.2 million was reinvested into the Trust by unitholders through the issue of 94,844 trust units under the Trust Unitholders' Distribution Reinvestment Plan ("DRIP"). This reflects 12% participation under the DRIP. The Trust anticipates maintaining this distribution rate of $0.20 per trust unit per calendar month in 2004. The distributions will be financed with cash flow generated by operations

Capital Expenditures

Capital expenditures totaled $12.0 million for the three month period ended March 31, 2004, in comparison to $5.9 million for the same period ended 2003. During both periods, the capital expenditures were dedicated to ongoing optimization and development of existing assets.

Excluding the Storm acquisition Harvest anticipates 2004 capital expenditures of approximately $35 million for the year ending December 31, 2004. The $189 million Storm purchase is currently anticipated to lead to an increase in

capital spending of approximately $7.0 million. Thus following completion of the Storm transaction, the anticipated total 2004 optimization and development expenditures will be increased to about $42 million.

Capital Fund

The Trust maintains a notional Capital Fund to ensure that funds derived from cash flow are available for future acquisitions and capital spending. As the Capital Fund is a notional item, the fund is not specifically segregated in the financial statements. The Capital Fund balance is calculated as follows: prior period ending balance plus cash flow from operations and amounts financed with net proceeds from equity issues, less distributions declared payable to unitholders and other equity charges (such as interest on Equity Bridge Notes and convertible debentures) less capital and acquisition expenditures. The Trust does not segregate the Capital Fund nor is a liability recorded in the consolidated financial statements. The Trust's policy is to retain and contribute up to 50% of cash flow as contributions to the notional Capital Fund.

At March 31, 2004 the Capital Fund balance was $10.9 million which has been applied to reduce bank debt.

Reclamation Fund

Site restoration involves the surface clean up and reclamation of well sites and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantling facilities and reclamation of theses properties. Harvest's total estimated future costs, net of related salvage values, are $35.2 million.

The Board of Directors has established a notional fund to ensure that cash is available to carry out the future site restoration and reclamation work. This fund is notional and the fund is not specifically segregated in the financial statements. The amounts allocated under the fund restrict the utilization of the borrowing base under Harvest's bank credit facilities. The amount currently being accrued is $250,000 per month less actual site restoration and reclamation expenditures incurred. The monthly accrual amount is reviewed annually by Management and the Board of Directors and is adjusted as required.

Future Liquidity Requirements

Harvest intends to continue with its plan to optimize current production with the use of the Capital Fund. From time to time the Trust may require external financing, through both debt and equity, to maintain its business plan of growing through acquisitions and capital expenditures. Access to Harvest obtaining the necessary financing is subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest and foreign exchange rates. Adverse changes in these factors could require Harvest's Management to alter the current business plan of the Trust.

Harvest anticipates a significant increase in its bank credit facilities or bank calculated borrowing base, based upon the performance of Harvest's existing asset base and the incremental lending value resulting from soon to be acquired Storm assets. The incremental borrowing capacity combined with the issue of trust units elected by Storm shareholders and the assumed Storm working capital is expected to be sufficient to close the $189 million Storm

transaction. However, dependent upon market conditions, the Trust will consider additional equity issues in the form of convertible debentures or trust units to strengthen the balance sheet, expand the capital program or to finance additional acquisitions. The Trust currently has access to and may also utilize bridge financing, similar to that used in 2003, if required.

Following the Storm purchase the Trust anticipates that the remaining borrowing capacity, cash flow generated from operating activities and funds from the DRIP will be sufficient for the Trust to pay unitholder distributions of $0.20 per trust unit per month, pay the interest obligations associated with the convertible debentures at the end of May 2004 and November 2004 and carry out the anticipated optimization and development plan currently contemplated.

Off-Balance Sheet Arrangements

The Trust has a number of non-material operating leases attributable to moveable field equipment and vehicles. These leases require periodic lease payments and are recorded as operating costs. The Trust also finances its corporate insurance requirements, whereby a portion of the annual premium is deferred and paid monthly over the balance of the term.

Contractual Obligations

The Trust has entered into the following contractual obligations:

	Maturity			
Annual Contractual Obligation ($ thousands)	Less than 1 year	Years 1 - 3	Years 4 - 5	After 5 Years
Product transportation agreements	35	39	25	-
Operating and premise leases	275	646	646	-

At March 31, 2004, the Trust also had $35.6 million of bank debt outstanding related to short term borrowing through its revolving credit facility and approximately $3.3 million in letters of credit issued primarily to electricity suppliers.

As at March 31, 2004 Harvest Operations Corp. has entered into physical and financial contracts for production with average deliveries of approximately 9,700 barrels per day for the balance of 2004 and 2,800 barrels per day in 2005. Harvest has also entered into financial contracts to minimize its exposure to fluctuating electricity prices and the US / Canadian dollar exchange rate. Please see Note 8 in the Consolidated Financial Statements for further details.

The Trust has entered into a number of insignificant contractual obligations under operating leases and normal course oil and natural gas business relationships. All of these agreements are cancelable on a month to month basis, and do not require additional payment upon defeasance.

Critical Accounting Policies

The Management of the Trust is required to make estimates and assumptions that affect the reported amounts of assets and liabilities when applying Canadian generally accepted accounting principles. The following is a discussion of the accounting policies that are deemed critical by Management in the preparation of the financial results of the Trust.

Oil and Natural Gas Accounting

The Trust follows the Canadian Institute of Chartered Accountants guideline for the full cost method of accounting for the oil and natural gas industry. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. The maintenance and repairs are charged against income, and renewals and enhancements that extend the economic life of the capital assets are capitalized. Any gains or losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more. The provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil. The reserve estimates used in these calculations can have a significant impact on the net income, and any revision in this estimate could result in a material change to depletion and depreciation expense. In addition, a downward revision of this reserve estimate could require an additional charge against income as a result of the ceiling test calculation prescribed under this guideline. Note 2 to the Consolidated Financial Statements discloses the application of this accounting policy by Harvest.

Asset retirement obligation

The Trust provides for the cost of future site restoration and reclamation based on estimates by Management. These estimates are applied against earnings and to the asset retirement obligation liability account over the expected service life of the underlying assets. Management estimates the expected future costs to abandon and environmentally restore a well or battery site under specific environmental legislation and regulations. These estimates are characteristically difficult to assess due to their expected timing and associated costs at that future date. Due to this estimation, any upward revision of these expected costs or revisions in timing could adversely affect the amount being charged to income. Further details regarding the Trust's asset retirement obligation is disclosed in Note 2 and Note 3 of the Consolidated Financial Statements. Note 2 to the Consolidated Financial Statements discloses the application of this accounting policy by Harvest.

Trust unit incentive plan

The Trust has established a trust unit incentive plan whereby the Trust is authorized to grant to directors, officers, employees, consultants and other service personnel non-transferable rights to purchase trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of

the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units subject to a specific return as outlined in the Trust Units Rights Incentive Plan. Under GAAP the Trust records a compensation expense based on the binomial model of valuation. The binomial model has been utilized by the Trust as it allows for the estimation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to date of exercise. Management is required to make certain assumptions and estimates when applying the binomial model. Further details regarding the Trust's trust unit incentive plan and assumptions and estimates used are included in the Note 6 of the Consolidated Financial Statements.

Changes in Accounting Policies

Asset retirement obligation

The Effective January 1, 2004 the Trust has adopted the CICA Handbook standard for accounting for asset retirement obligation. The new standard requires the Trust to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and the normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Trust has retroactively applied this standard, and restated prior periods presented for comparability purposes, refer to Note 3 of the Consolidated Financial Statements for specific changes in respect of the application of this accounting standard.

Oil and Natural Gas Accounting

Effective January 1, 2004, the Trust has adopted the CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The changes under the new guideline include modifications to the ceiling test and depletion and depreciation calculations. There were no changes to the net income, property plant and equipment or any other financial statement amount as a result of the implementations of this guideline.

Changes in Accounting Standards

Note 2 to the Consolidated Financial Statements describes Harvest's application of each of the accounting standards discussed below. The following is a list of changes to accounting standards that will affect the financial reporting of the Trust in the upcoming year as at April 2004:

Asset retirement obligation

The CICA has issued a new Handbook section 3110 "Accounting for Asset Retirement Obligation" which requires that entities recognize the liability associated with the fair value of future site reclamation and abandonment costs in the financial statements at the time when the liability is incurred. The new standard is effective for fiscal years

beginning on or after January 1, 2004, with earlier adoption encouraged. The Trust has elected to adopt this standard in the upcoming fiscal year.

Full cost accounting guideline

In September 2003 the CICA issued Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The guideline replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry" and is effective for fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. Under the new guideline the definition for proved and probable reserves has been changed to comply with the new reserve definitions under the recently issued National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" issued by the Canadian Securities Administrators. These changes include modifications to the ceiling test calculation, additional disclosure within the notes to the financial statements and changes in accounting for disposals of properties other than by sale. The Trust has elected to adopt this standard in the upcoming fiscal year.

Hedging

In December 2001 the CICA issued Accounting Guideline 13 "Hedging Relationships" that provides guidance on the identification, designation, documentation and measurement of the effectiveness of hedging relationships for the purposes of applying hedge accounting. This guideline is effective for fiscal years beginning on or after July 1, 2003. The Trust has implemented the requirements of this guideline, and determined that its applicable hedges were deemed to be effective as at January 1, 2004. Under the new accounting guideline, certain commodity derivatives entered into do not qualify as effective hedges and are subject to fair value accounting. The commodity derivative contracts that do not qualify are "three-way hedges", whereby crude oil price collars are purchased in conjunction with the sale of an "out of the money" put option to reduce the cost of entering into the contract. Although this contract forms an integral part of the commodity risk management portfolio of the Trust, it does not qualify as a hedge under the new guideline.

Transactions with Related Parties

A director and a corporation controlled by a director of Harvest Operations Corp. were repaid $25 million under the equity bridge notes during the three month period ended March 31, 2004. The Trust also paid $850 in interest in respect of the equity bridge notes.

A director of Harvest Operations Corp., owns 4,500 of the convertible debentures issued on January 29, 2004.

A corporation controlled by a director of Harvest Operations sublets office space and is provided administrative services at fair market value.

Risk Management Activities

All of Harvest's risk management activities are carried out under policies approved by the Board of Directors. Harvest intends to execute its business plan to create value for unitholders by paying stable monthly distributions.

As at March 31, 2004 Harvest Operations Corp. had entered into physical and financial contracts for production with a current delivery of approximately 9,700 barrels per day for the balance of 2004 and 2,800 barrels per day in 2005. Harvest has also entered into financial swap and collared contracts for WTI crude oil, LLB differential, US / Canadian dollar exchange rate, electricity and natural gas heat rate, collectively these contracts had a mark to market unrealized loss of $23.1 million as at March 31, 2004. Please refer to Note 8 in the Consolidated Financial Statements for further information.

The following table summarizes the risk management activities undertaken by the Trust, the volumes hedged and the associated unrecognized mark to market gains and losses as at March 31, 2004:

	Maturity		
	2004	2005	2006
Volumes Hedged			
West Texas intermediate crude oil price based swaps (bbls/d)	4,110	785	-
West Texas intermediate crude oil price based collars (bbls/d)	5,500	1,744	-
Lloyd blend crude oil price based swaps (bbls/d)	4,500	-	-
Alberta electricity price based swaps (MW)	25	15	3
Electricity heat rate (GJ/MWh)	-	5	-
Canadian / U.S. dollar based swap (Cdn $ million)	3	-	-
Mark to Market Gains (Losses) ($ thousands)			
West Texas intermediate crude oil price based swaps	(12,886)	(3,934)	-
West Texas intermediate crude oil price based collars	(10,364)	(462)	-
Lloyd blend crude oil price based swaps	1,488	-	-
Alberta electricity price based swaps	1,371	807	208
Electricity heat rate	-	(156)	-
Canadian / U.S. dollar put option	807	-	-
	(19,584)	(3,745)	208

Under Harvest's risk management policy Management enters into crude oil based financial and physical contracts to mitigate the risk of price volatility for its expected production. Management also enters into electricity price based swaps to assist in maintaining stable operating costs. Finally, as a further means to manage revenue risks, Management has entered into foreign exchange contracts to minimize the effect of adverse foreign exchange fluctuations of the Canadian dollar against the U.S. dollar.

Taxability of Cash Distributions paid to Unitholders

Harvest has declared distributions of $0.20 per trust unit in each month of the first quarter of 2004, and anticipates that this rate of distribution will continue throughout the balance of the year. Cash distributions are comprised of a

return of capital portion (tax deferred) and a return on capital portion (taxable). Harvest anticipates that between 10% and 25% of the distributions will be a return of capital in 2004.

Key Performance Indicators and 2004 Outlook

Based upon current operations and assuming the successful completion of the Storm transaction prior to the end of the second quarter, the following table provides guidance in respect to 2004 and relative performance for the past year:

	Results Q1 2004	Performance Goals 2004	Results 2003
Daily production (BOE/d)	14,829	16,750 - 17,500	11,040
Average Royalty Rate, net	16.9%	16% - 18%	13.8%
Operating expense ($/BOE)	$10.13	$9.75 - $10.25	$8.94

Harvest plans to continue with its business plan of acquiring and operating high quality, mature crude oil and natural gas properties that can be enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new areas in the Western Canadian sedimentary basin that can provide the required growth and stability for sustainable distributions and growth in net asset value per unit.

It is important to note that the above figures are estimates based upon Management's current expectations. The ultimate results may vary, perhaps materially.

The table below indicates the impact of changes of key variables on Harvest's cash flow and distributions including the impacts of the hedging program.

Sensitivities

	Variable				
	WTI price/bbl	Heavy Oil LLB differential/bbl	Crude Oil production	Canadian bank prime rate	Foreign exchange Cdn. / U.S.
Assumption	$32.00 US	$9.50 US	16,900 bbl/d	4.25%	1.34
Change (plus or minus)	$1.00 US	$1.00 US	1,000 bbl/d	1.00%	0.01
Cash flow from operations ($000's)	$2,500	$1,900	$6,100	$990	$1,100
Per trust unit, basic	$0.13	$0.10	$0.32	$0.05	$0.06
Per trust unit, diluted	$0.12	$0.10	$0.31	$0.05	$0.06
Payout ratio	2.0%	1.5%	5.0%	0.8%	0.9%

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality light, medium and heavy gravity crude oil properties in East Central Alberta and South East Saskatchewan, and its hands on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 04
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, David M. Fisher, Vice President, Finance of Harvest Operations Corp. on behalf of Harvest Energy Trust certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Harvest Energy Trust for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based in my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2004

"David M. Fisher" (signed)

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I , Jacob Roorda, President of Harvest Operations Corp. on behalf of Harvest Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Harvest Energy Trust for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based in my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2004

"Jacob Roorda" (signed)

FILE NO 82-34779

For the three months ended March 31, 2004	Harvest Energy Trust 2004 Quarterly Report to Unitholders	Q1

Harvest Energy Trust Announces First Quarter 2004 Results

Calgary, May 14, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced its unaudited operating and financial results for the three and nine month periods ended March 31, 2004.

First Quarter Highlights

- Distributions of $0.60 per trust unit;
- Cash flow from operations of $14.8 million or $0.87 per trust unit, for the three month periods ended March 31, 2004, an increase of 8.4% from the fourth quarter of 2003 and a 129% increase for the same period last year;
- Sales volume averaged 14,829 BOE/d for the three month period ended March 31, 2004, an 80% increase over the same period last year;
- Harvest continued its development activities in its core areas with capital expenditures of approximately $12.0 million resulting in an exit rate of 15,200 BOE/d at March 31, 2004; and
- Harvest announced the signing of an agreement to acquire 4,200 BOE/d of predominantly light oil properties in the Red Earth area of North Central Alberta through a Plan of Arrangement with Storm Energy Ltd. Harvest expects to close the Red Earth acquisition in June 2004, for consideration of approximately $189 million.

First Quarter Financial and Operational Summary

Financial	**Three months ended March 31**		
($000's except per BOE and per trust unit amounts)	**2004**	**2003**	**% Change**
Revenue, before hedging	47,500	26,230	81%
Revenue, net of hedging	38,445	17,660	118%
Realized hedging loss	9,055	8,570	6%
Cash flow from operations	14,839	6,489	129%
Cash flow from operations per trust unit, basic	$0.87	$0.62	40%
Net income (loss)	(1,065)	3,469	(131%)
Net income (loss) per trust unit, basic	($0.06)	$0.33	(118%)
Distributions declared	10,325	6,024	71%
Distributions declared per trust unit	$0.60	$0.60	-
Payout ratio	69%	93%	(25%)
Capital expenditures	12,011	5,892	104%
Net debt	28,657	22,068	(30%)
Weighed average trust units outstanding, basic	17,179,955	10,387,522	65%
Trust units outstanding at the end of the period	17,281,528	11,114,938	55%

Operating and Reserves	Three months ended March 31		
	2004	2003	% Change
Average daily sales volumes			
Crude oil and natural gas liquids (Bbls/d)	14,676	8,077	82%
Natural gas (mcf/d)	915	875	5%
Total (BOE/d)	**14,829**	**8,223**	**80%**
Production exit rate (BOE/d)	15,200	8,600	77%

(Natural gas converted to barrel of oil equivalent BOE on a 6:1 basis)

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Forward-Looking Information

The following disclosure contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to, factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserves estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available at May 2004.

Certain Financial Reporting Measures

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas production industry in the following MD&A discussion. The measures discussed are widely accepted measures of performance and value within the industry, and are used by analysts and investors to compare and evaluate oil and natural gas producing entities. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader.

Trust Overview

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high quality, mature properties. The Trust employs a conservative approach to the oil and natural gas production business, whereby it acquires high working interest, mature producing properties and employs distinct management techniques. These

techniques include diligent, hands-on management to maintain and maximize production rates, application of technologies and selective capital investment to maximize reservoir recovery, enhancing operational efficiencies to control and reduce expenses, unique marketing arrangements and corporate hedging techniques to effectively manage cash flow. The Trust has operations in the Provost region of Eastern Alberta and in the Carlyle region of Southeastern Saskatchewan

Industry Overview

Prices	(average for the three month period ended) March 31, 2004		March 31, 2003		% Change
West Texas intermediate crude oil (US$ per barrel)	$	35.25	$	33.80	4%
Edmonton light crude ($ per barrel)		45.68		50.96	(10%)
Lloyd blend crude oil ($ per barrel)		33.22		38.48	(14%)
Bow river blend crude oil ($ per barrel)		34.74		39.70	(12%)
AECO natural gas ($ per mcf)		6.44		8.44	(24%)
Alberta Power Pool electricity price ($ per MWh)		48.83		83.91	(42%)
U.S. / Canadian dollar exchange rate (US$)		1.318		1.510	(13%)
Bank of Canada bank rate		2.72%		3.08%	(12%)

The average price for world crude oil increased period over period, with the North American benchmark West Texas Intermediate crude oil price averaging U.S. $35.25 in the first three months of 2004, in comparison with U.S. $33.80 for the same period in 2003, primarily due to increased international demand, low inventory levels and geo-political uncertainty. With continued geo-political uncertainty in the Middle East and strong demand for crude oil, particularly for gasoline, robust commodity prices are expected to persist through the remainder of 2004.

The exchange rate trend between the U.S. and Canadian dollars showed an increase in the value of the Canadian dollar in 2003. During the three months ended March 31, 2004 relative to the corresponding period of 2003 the average U.S. / Canadian dollar exchange rate increased in value by approximately 12.7%. Recently, due to growing employment levels and anticipation in increases in interest rates in the U.S., the value of the Canadian dollar has retreated. Significantly volatility is anticipated over the remainder of 2004.

Even though the price of WTI in U.S. dollars has increased period on period, crude prices in Canadian dollar terms suffered primarily as a result of the strengthening of the Canadian versus the U.S. dollar. The overall average price increase in the price of WTI was approximately 4.3%, was mitigated by the 12.7% increase in the value of the Canadian dollar relative to the U.S. dollar. This is evidenced by the 10.4% decrease in the average price received for Edmonton light (posted price for light oil delivered to Edmonton) during the first quarter of 2004 relative to the same period of 2003.

The differential between heavy and light crude oil is locally recognized in the pricing of Lloyd and Bow River blend crude prices. Quarter on quarter these differentials widened slightly in Canadian dollar terms.

The average Alberta Electricity System Operator (AESO) electricity price decreased approximately 42% over the same period in 2003. The decrease is due to a combination of factors, including: the 24% decrease in the average AECO natural gas prices, reduction in demand loads as a result of winter weather conditions and electrical generation facilities that were under maintenance in the first quarter of 2003 were in production in 2004.

Summary of Quarterly Results

			(Restated - Refer to note 3 of the consolidated financial statements)						
		2004				2003			
Financial		Q1		Q4		Q3		Q2	Q1
Revenue, net of royalties and hedging	$	30,418	$	30,474	$	21,181	$	17,622	$ 14,738
Operating expense		13,674		12,984		9,661		6,596	6,804
Net operating income	$	16,744	$	17,490	$	11,520	$	11,026	$ 7,934
Net income (loss)		(1,065)		6,134		5,673		1,063	3,468
Per trust unit, basic		(0.06)		0.38		0.45		0.09	0.33
Per trust unit, diluted		(0.06)		0.37		0.44		0.09	0.31
Per BOE		(0.79)		4.49		5.42		1.21	4.69
Cash flow from operations		14,839		13,115		16,759		9,547	6,489
Per trust unit, basic (non GAAP)		0.87		0.81		1.35		0.84	0.62
Per trust unit, diluted (non GAAP)		0.84		0.79		1.31		0.82	0.60
Per BOE		11.00		9.59		16.02		11.12	8.77
Sales Volumes									
Crude oil (bbl/d)		14,626		14,497		11,054		9,371	8,034
Natural gas liquids (bbl/d)		50		70		77		67	43
Natural gas (mcf/d)		915		1,744		1,453		1,161	875
Total (BOE/d)		14,829		14,858		11,373		9,632	8,223

Sales Volumes

Harvest's production consists of light, medium and heavy crude oil, natural gas liquids, and natural gas from properties located in East Central Alberta and Southeastern Saskatchewan. Sales volumes, on a barrel of oil equivalent, averaged 14,829 BOE/d, in comparison to 8,223 BOE/d for the three month period ended March 31, 2004 and 2003, respectively. The increased average production in the first quarter of 2004, when compared to the first quarter of 2003, reflects the impact of acquisitions completed in the last three calendar quarters of 2003 and the ongoing optimization and development programs conducted by Harvest on its oil and natural gas properties.

The average production for the first three months of 2004 of 14,829 BOD/d is slightly lower than the 14,858 recorded in the fourth quarter of 2004. This is due to natural production declines, extremely cold weather related

field outages and equipment failure and weather related delays in the performance of the planned optimization and development activities planned to maintain or increase production during the first three months of 2004.

The average daily sales volumes by product were as follows:

	Three month period ended March 31, 2004		Three month period ended March 31, 2003	
Light crude oil (Bbls/d)	**5,053**	**34%**	-	0%
Medium crude oil (Bbls/d)	**4,150**	**28%**	3,181	39%
Heavy crude oil (Bbls/d)	**5,423**	**37%**	4,853	59%
Total oil (Bbls/d)	**14,626**	**99%**	8,034	98%
Natural gas liquids (Bbls/d)	**50**	**0%**	43	1%
Total oil and natural gas liquids (Bbls/d)	**14,676**	**99%**	8,077	98%
Natural gas (mcf/d)	**915**	**1%**	875	2%
Total oil equivalent (6:1 BOE/d)	**14,829**	**100%**	8,223	100%

Harvest exited March 31, 2004 with a daily production rate of approximately 15,200 BOE/d, a 76% increase over the exit rate of 8,627 BOE/d for the period ended March 31, 2003.

The average production rate of 14,829 BOE/d is about the same as the expectations imbedded within the 2004 performance goal of 15,000 – 15,500 BOE/d average disclosed in the MD&A for December 31, 2003. On April 19, 2004 Harvest announced the acquisition of Storm Energy Ltd. ("Storm") via a plan of arrangement. Assuming that this transaction is completed prior to the end of June 2004, Harvest anticipates that 2004 production will increase by approximately 2,000 BOE/d and thus average 17,000 – 17,500 BOE/d.

Revenues

Revenues net of hedging loss and before royalties totaled $38.4 million and $17.7 million which was the result of the Harvest average realized prices of $35.20 and $35.44 per barrel of oil equivalent for the periods ended March 31, 2004 and 2003, respectively. The relative similarity in realized prices period over period is somewhat misleading, as the overall, higher priced, corporate quality (API gravity) of crude increased substantially quarter over quarter offset by a decrease in the overall benchmark for Canadian crude.

	Three month period ended March 31, 2004		Three month period ended March 31, 2003	
Product prices:				
Light oil ($/bbl)	$	**41.09**	$	-
Medium oil ($/bbl)		**36.44**		41.60
Heavy oil ($/bbl)		**28.79**		31.16
Natural gas liquids ($/bbl)		**35.00**		39.00
Natural gas ($/mcf)		**5.46**		7.05
BOE ($/BOE)	$	**35.20**	$	35.44

Operating Netbacks

The following is a summary of Harvest's operating netbacks:

	(Amounts are expressed on a $ per barrel of oil equivalent)	
	Three month period ended March 31, 2004	Three month period ended March 31, 2004
Market price	**$35.20**	$35.44
Realized hedging loss	**6.71**	11.58
Realized price	**28.49**	23.86
Royalties, net	**5.95**	3.95
Operating costs	**10.13**	9.19
Netback	**$12.41**	$10.72

Harvest paid net royalties of $8.0 million and $2.9 million during the period ended March 31, 2004 and 2003, or approximately $5.95 per BOE and $3.95 per BOE, respectively. The net royalty amount for the three month period ended March 31, 2004 is comprised of $4.8 million in freehold royalties and freehold mineral tax, $3.0 million in crown royalties and $1.2 million in gross overriding royalties net of $1.0 million in royalty income received. In comparison, the net royalty amount for the three month period ended March 31, 2003 was comprised of $2.1 million in freehold royalties and freehold mineral tax, $0.7 million in crown royalties and $0.2 million in gross overriding royalties net of $0.1 million in royalty income received. The net realized royalty percentage with respect to revenue has increased to 16.9% versus 11.1% over the prior year's quarter. This is due to the change in Harvest's royalty structure as the result of the addition of the higher royalty burdened Saskatchewan properties.

Harvest's operating expenses were $13.7 million and $6.8 million or approximately $10.13 and $9.19 per BOE for the three month periods ended March 31, 2004 and 2003, respectively. The $0.94 per BOE ($10.13 less $9.19) year over year increase in unit operating expenses reflects the cost associated with incremental medium and heavy oil production and the addition of the higher per unit operating costs properties in Saskatchewan.

Approximately 40% of Harvest's respective operating costs are related to the consumption of electricity in the first quarter of 2004. Management has utilized fixed price delivery contracts to mitigate electricity price risk within Alberta. For the remainder of fiscal year 2004 Harvest anticipates realizing further benefits from its electricity hedges with approximately 25 MWh of its estimated Alberta electricity hedged at an average price of $45.34 per MWh.

The $10.13 per BOE figure for the first quarter of 2004 is in line with Harvest's performance goals set out in the December 31, 2003 MD&A. The impact of the further efficiencies realized from the Harvest capital program and additional production from the Storm purchase is an anticipated reduction in the overall 2004 average operating expenses to approximately $9.75 - $10.25 per BOE.

General and Administration Expenses

The portion of general and administrative expenditures charged against income totaled $1.6 million or $1.15 per BOE for the three month period ended March 31, 2004, in comparison to $0.7 million or $0.99 per BOE for the three month period ended March 31, 2003. The increase in general and administrative expenses on a per BOE basis quarter over quarter, is the direct result of approximately $0.2 million in expenses related to unit appreciation right expenses, as the result of adoption of the new CICA HB section on stock based compensation, and additional staff and systems required to operate a growing enterprise. The impact on Harvest of the Storm transaction on general and administrative expenses charged against income is anticipated to be a decrease to about $1.00 per BOE for the 2004 calendar year due to anticipated economies of scale.

During the respective periods ended March 31, 2004 and 2003, $0.6 million and $0.2 million of general and administrative costs were capitalized with regards to field enhancement and acquisition activities. The development and optimization opportunities associated with the properties to be added through the Storm transaction will mean that the 2004 capitalized general and administrative expenditures will total nearly $2.4 million.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.3 million and $1.1 million for the period ended March 31, 2004 and 2003, respectively.

Depletion, Depreciation and Accretion

Harvest's depletion, depreciation, and accretion totaled $12.1 million and $6.2 million for the three month periods ended March 31, 2004 and 2003, respectively. This balance is primarily comprised of crude oil and natural gas properties depletion and depreciation of $9.5 million and $5.2 million, depletion of capitalized asset retirement costs of $1.8 million and $0.7 million and approximately $0.8 million and $0.3 million for accretion on the asset retirement obligation for the periods ended March 31, 2004 and 2003, respectively. The depletion rate for oil and natural gas properties was approximately $8.98 and $7.50 per BOE for the respective periods, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred, capitalization of general and administrative expenses and the long-lived asset retirement costs.

Future taxes

Future tax recoveries for the three month period ended March 31, 2004 and 2003 ended are comprised of approximately $2.6 million and $1.1 million, respectively. Other than large corporations tax, neither the Trust nor its operating subsidiaries are expected to pay cash taxes in 2004.

The anticipated value of the tax pools associated with the Storm transaction will be less than the net assets acquired.

This will result in a decrease in the future tax recovery currently recorded and disclosed as an asset on Harvest's balance sheet. The precise impact has not been determined as Harvest, Storm and our advisors are reviewing various alternatives associated with the contemplated transaction. Nonetheless, following completion of the Storm

transaction, other than an increase in large corporation tax, neither the Trust nor its operating subsidiaries anticipate paying cash income taxes in 2004.

Liquidity and Capital Resources

The Trust's capital investment and operational enhancement programs, as well as current financial commitments are expected to be supported by cash flow generated by operations, bank credit facilities and unitholder reinvestment of distributions paid to the Trust through the distribution reinvestment plan.

The Trust's cash flow from operations and net loss for the three month period ended March 31, 2004 was $14.8 million and $1.1 million, in comparison to cash flow from operations and net income of $6.5 million and $3.5 million respectively, for the corresponding period ended 2003. The net loss of $1.1 million recorded in the first quarter of 2004 includes a $5.5 million non-cash loss ($3.5 million loss after tax) relating to mark to market accounting on certain commodity derivative contracts as required under the new hedge accounting standard. The net income before the non-cash charges was $1.4 million ($0.14 per weighted average trust unit outstanding). There was no impact on cash flow from operations as a result of this change.

As at March 31, 2004 and December 31, 2003 the Trust had working capital, excluding the demand loan, of $7.0 million and $6.5 million respectively.

The Trust's net debt (working capital plus demand loan) at March 31, 2004 was $28.7 million, which is a decrease of $24.9 million in comparison to net debt of $53.6 million as at December 31, 2003. The decrease is primarily the result of the issue of convertible debentures on January 29, 2004, from which the Trust received gross proceeds of $60 million and approximately $57.3 million net of issue costs. Funds from this financing was utilized to repay the $25 million balance of the equity bridge notes issued in the fourth quarter of 2003 with the $32.3 million balance being applied to the demand loan and working capital.

During the first quarter of 2004, the Trust declared $10.3 million in distributions payable to unitholders; $0.20 per trust unit for each of January, February and March 2004. Of the distributions paid, $1.2 million was reinvested into the Trust by unitholders through the issue of 94,844 trust units under the Trust Unitholders' Distribution Reinvestment Plan ("DRIP"). This reflects 12% participation under the DRIP. The Trust anticipates maintaining this distribution rate of $0.20 per trust unit per calendar month in 2004. The distributions will be financed with cash flow generated by operations

Capital Expenditures

Capital expenditures totaled $12.0 million for the three month period ended March 31, 2004, in comparison to $5.9 million for the same period ended 2003. During both periods, the capital expenditures were dedicated to ongoing optimization and development of existing assets.

Excluding the Storm acquisition Harvest anticipates 2004 capital expenditures of approximately $35 million for the year ending December 31, 2004. The $189 million Storm purchase is currently anticipated to lead to an increase in

capital spending of approximately $7.0 million. Thus following completion of the Storm transaction, the anticipated total 2004 optimization and development expenditures will be increased to about $42 million.

Capital Fund

The Trust maintains a notional Capital Fund to ensure that funds derived from cash flow are available for future acquisitions and capital spending. As the Capital Fund is a notional item, the fund is not specifically segregated in the financial statements. The Capital Fund balance is calculated as follows: prior period ending balance plus cash flow from operations and amounts financed with net proceeds from equity issues, less distributions declared payable to unitholders and other equity charges (such as interest on Equity Bridge Notes and convertible debentures) less capital and acquisition expenditures. The Trust does not segregate the Capital Fund nor is a liability recorded in the consolidated financial statements. The Trust's policy is to retain and contribute up to 50% of cash flow as contributions to the notional Capital Fund.

At March 31, 2004 the Capital Fund balance was $10.9 million which has been applied to reduce bank debt.

Reclamation Fund

Site restoration involves the surface clean up and reclamation of well sites and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantling facilities and reclamation of theses properties. Harvest's total estimated future costs, net of related salvage values, are $35.2 million.

The Board of Directors has established a notional fund to ensure that cash is available to carry out the future site restoration and reclamation work. This fund is notional and the fund is not specifically segregated in the financial statements. The amounts allocated under the fund restrict the utilization of the borrowing base under Harvest's bank credit facilities. The amount currently being accrued is $250,000 per month less actual site restoration and reclamation expenditures incurred. The monthly accrual amount is reviewed annually by Management and the Board of Directors and is adjusted as required.

Future Liquidity Requirements

Harvest intends to continue with its plan to optimize current production with the use of the Capital Fund. From time to time the Trust may require external financing, through both debt and equity, to maintain its business plan of growing through acquisitions and capital expenditures. Access to Harvest obtaining the necessary financing is subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest and foreign exchange rates. Adverse changes in these factors could require Harvest's Management to alter the current business plan of the Trust.

Harvest anticipates a significant increase in its bank credit facilities or bank calculated borrowing base, based upon the performance of Harvest's existing asset base and the incremental lending value resulting from soon to be acquired Storm assets. The incremental borrowing capacity combined with the issue of trust units elected by Storm shareholders and the assumed Storm working capital is expected to be sufficient to close the $189 million Storm

transaction. However, dependent upon market conditions, the Trust will consider additional equity issues in the form of convertible debentures or trust units to strengthen the balance sheet, expand the capital program or to finance additional acquisitions. The Trust currently has access to and may also utilize bridge financing, similar to that used in 2003, if required.

Following the Storm purchase the Trust anticipates that the remaining borrowing capacity, cash flow generated from operating activities and funds from the DRIP will be sufficient for the Trust to pay unitholder distributions of $0.20 per trust unit per month, pay the interest obligations associated with the convertible debentures at the end of May 2004 and November 2004 and carry out the anticipated optimization and development plan currently contemplated.

Off-Balance Sheet Arrangements

The Trust has a number of non-material operating leases attributable to moveable field equipment and vehicles. These leases require periodic lease payments and are recorded as operating costs. The Trust also finances its corporate insurance requirements, whereby a portion of the annual premium is deferred and paid monthly over the balance of the term.

Contractual Obligations

The Trust has entered into the following contractual obligations:

	Maturity			
Annual Contractual Obligation ($ thousands)	Less than 1 year	Years 1 - 3	Years 4 - 5	After 5 Years
Product transportation agreements	35	39	25	-
Operating and premise leases	275	646	646	-

At March 31, 2004, the Trust also had $35.6 million of bank debt outstanding related to short term borrowing through its revolving credit facility and approximately $3.3 million in letters of credit issued primarily to electricity suppliers.

As at March 31, 2004 Harvest Operations Corp. has entered into physical and financial contracts for production with average deliveries of approximately 9,700 barrels per day for the balance of 2004 and 2,800 barrels per day in 2005. Harvest has also entered into financial contracts to minimize its exposure to fluctuating electricity prices and the US / Canadian dollar exchange rate. Please see Note 8 in the Consolidated Financial Statements for further details.

The Trust has entered into a number of insignificant contractual obligations under operating leases and normal course oil and natural gas business relationships. All of these agreements are cancelable on a month to month basis, and do not require additional payment upon defeasance.

Critical Accounting Policies

The Management of the Trust is required to make estimates and assumptions that affect the reported amounts of assets and liabilities when applying Canadian generally accepted accounting principles. The following is a discussion of the accounting policies that are deemed critical by Management in the preparation of the financial results of the Trust.

Oil and Natural Gas Accounting

The Trust follows the Canadian Institute of Chartered Accountants guideline for the full cost method of accounting for the oil and natural gas industry. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. The maintenance and repairs are charged against income, and renewals and enhancements that extend the economic life of the capital assets are capitalized. Any gains or losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more. The provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil. The reserve estimates used in these calculations can have a significant impact on the net income, and any revision in this estimate could result in a material change to depletion and depreciation expense. In addition, a downward revision of this reserve estimate could require an additional charge against income as a result of the ceiling test calculation prescribed under this guideline. Note 2 to the Consolidated Financial Statements discloses the application of this accounting policy by Harvest.

Asset retirement obligation

The Trust provides for the cost of future site restoration and reclamation based on estimates by Management. These estimates are applied against earnings and to the asset retirement obligation liability account over the expected service life of the underlying assets. Management estimates the expected future costs to abandon and environmentally restore a well or battery site under specific environmental legislation and regulations. These estimates are characteristically difficult to assess due to their expected timing and associated costs at that future date. Due to this estimation, any upward revision of these expected costs or revisions in timing could adversely affect the amount being charged to income. Further details regarding the Trust's asset retirement obligation is disclosed in Note 2 and Note 3 of the Consolidated Financial Statements. Note 2 to the Consolidated Financial Statements discloses the application of this accounting policy by Harvest.

Trust unit incentive plan

The Trust has established a trust unit incentive plan whereby the Trust is authorized to grant to directors, officers, employees, consultants and other service personnel non-transferable rights to purchase trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of

the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units subject to a specific return as outlined in the Trust Units Rights Incentive Plan. Under GAAP the Trust records a compensation expense based on the binomial model of valuation. The binomial model has been utilized by the Trust as it allows for the estimation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to date of exercise. Management is required to make certain assumptions and estimates when applying the binomial model. Further details regarding the Trust's trust unit incentive plan and assumptions and estimates used are included in the Note 6 of the Consolidated Financial Statements.

Changes in Accounting Policies

Asset retirement obligation

The Effective January 1, 2004 the Trust has adopted the CICA Handbook standard for accounting for asset retirement obligation. The new standard requires the Trust to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and the normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Trust has retroactively applied this standard, and restated prior periods presented for comparability purposes, refer to Note 3 of the Consolidated Financial Statements for specific changes in respect of the application of this accounting standard.

Oil and Natural Gas Accounting

Effective January 1, 2004, the Trust has adopted the CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The changes under the new guideline include modifications to the ceiling test and depletion and depreciation calculations. There were no changes to the net income, property plant and equipment or any other financial statement amount as a result of the implementations of this guideline.

Changes in Accounting Standards

Note 2 to the Consolidated Financial Statements describes Harvest's application of each of the accounting standards discussed below. The following is a list of changes to accounting standards that will affect the financial reporting of the Trust in the upcoming year as at April 2004:

Asset retirement obligation

The CICA has issued a new Handbook section 3110 "Accounting for Asset Retirement Obligation" which requires that entities recognize the liability associated with the fair value of future site reclamation and abandonment costs in the financial statements at the time when the liability is incurred. The new standard is effective for fiscal years

beginning on or after January 1, 2004, with earlier adoption encouraged. The Trust has elected to adopt this standard in the upcoming fiscal year.

Full cost accounting guideline

In September 2003 the CICA issued Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The guideline replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry" and is effective for fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. Under the new guideline the definition for proved and probable reserves has been changed to comply with the new reserve definitions under the recently issued National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" issued by the Canadian Securities Administrators. These changes include modifications to the ceiling test calculation, additional disclosure within the notes to the financial statements and changes in accounting for disposals of properties other than by sale. The Trust has elected to adopt this standard in the upcoming fiscal year.

Hedging

In December 2001 the CICA issued Accounting Guideline 13 "Hedging Relationships" that provides guidance on the identification, designation, documentation and measurement of the effectiveness of hedging relationships for the purposes of applying hedge accounting. This guideline is effective for fiscal years beginning on or after July 1, 2003. The Trust has implemented the requirements of this guideline, and determined that its applicable hedges were deemed to be effective as at January 1, 2004. Under the new accounting guideline, certain commodity derivatives entered into do not qualify as effective hedges and are subject to fair value accounting. The commodity derivative contracts that do not qualify are "three-way hedges", whereby crude oil price collars are purchased in conjunction with the sale of an "out of the money" put option to reduce the cost of entering into the contract. Although this contract forms an integral part of the commodity risk management portfolio of the Trust, it does not qualify as a hedge under the new guideline.

Transactions with Related Parties

A director and a corporation controlled by a director of Harvest Operations Corp. were repaid $25 million under the equity bridge notes during the three month period ended March 31, 2004. The Trust also paid $850 in interest in respect of the equity bridge notes.

A director of Harvest Operations Corp., owns 4,500 of the convertible debentures issued on January 29, 2004.

A corporation controlled by a director of Harvest Operations sublets office space and is provided administrative services at fair market value.

Risk Management Activities

All of Harvest's risk management activities are carried out under policies approved by the Board of Directors. Harvest intends to execute its business plan to create value for unitholders by paying stable monthly distributions.

As at March 31, 2004 Harvest Operations Corp. had entered into physical and financial contracts for production with a current delivery of approximately 9,700 barrels per day for the balance of 2004 and 2,800 barrels per day in 2005. Harvest has also entered into financial swap and collared contracts for WTI crude oil, LLB differential, US / Canadian dollar exchange rate, electricity and natural gas heat rate, collectively these contracts had a mark to market unrealized loss of $23.1 million as at March 31, 2004. Please refer to Note 8 in the Consolidated Financial Statements for further information.

The following table summarizes the risk management activities undertaken by the Trust, the volumes hedged and the associated unrecognized mark to market gains and losses as at March 31, 2004:

	Maturity		
	2004	2005	2006
Volumes Hedged			
West Texas intermediate crude oil price based swaps (bbls/d)	4,110	785	-
West Texas intermediate crude oil price based collars (bbls/d)	5,500	1,744	-
Lloyd blend crude oil price based swaps (bbls/d)	4,500	-	-
Alberta electricity price based swaps (MW)	25	15	3
Electricity heat rate (GJ/MWh)	-	5	-
Canadian / U.S. dollar based swap (Cdn $ million)	3	-	-
Mark to Market Gains (Losses) ($ thousands)			
West Texas intermediate crude oil price based swaps	(12,886)	(3,934)	-
West Texas intermediate crude oil price based collars	(10,364)	(462)	-
Lloyd blend crude oil price based swaps	1,488	-	-
Alberta electricity price based swaps	1,371	807	208
Electricity heat rate	-	(156)	-
Canadian / U.S. dollar put option	807	-	-
	(19,584)	(3,745)	208

Under Harvest's risk management policy Management enters into crude oil based financial and physical contracts to mitigate the risk of price volatility for its expected production. Management also enters into electricity price based swaps to assist in maintaining stable operating costs. Finally, as a further means to manage revenue risks, Management has entered into foreign exchange contracts to minimize the effect of adverse foreign exchange fluctuations of the Canadian dollar against the U.S. dollar.

Taxability of Cash Distributions paid to Unitholders

Harvest has declared distributions of $0.20 per trust unit in each month of the first quarter of 2004, and anticipates that this rate of distribution will continue throughout the balance of the year. Cash distributions are comprised of a

return of capital portion (tax deferred) and a return on capital portion (taxable). Harvest anticipates that between 10% and 25% of the distributions will be a return of capital in 2004.

Key Performance Indicators and 2004 Outlook

Based upon current operations and assuming the successful completion of the Storm transaction prior to the end of the second quarter, the following table provides guidance in respect to 2004 and relative performance for the past year:

	Results Q1 2004	Performance Goals 2004	Results 2003
Daily production (BOE/d)	14,829	16,750 - 17,500	11,040
Average Royalty Rate, net	16.9%	16% - 18%	13.8%
Operating expense ($/BOE)	$10.13	$9.75 - $10.25	$8.94

Harvest plans to continue with its business plan of acquiring and operating high quality, mature crude oil and natural gas properties that can be enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new areas in the Western Canadian sedimentary basin that can provide the required growth and stability for sustainable distributions and growth in net asset value per unit.

It is important to note that the above figures are estimates based upon Management's current expectations. The ultimate results may vary, perhaps materially.

The table below indicates the impact of changes of key variables on Harvest's cash flow and distributions including the impacts of the hedging program.

Sensitivities

	Variable				
	WTI price/bbl	Heavy Oil LLB differential/bbl	Crude Oil production	Canadian bank prime rate	Foreign exchange Cdn. / U.S.
Assumption	$32.00 US	$9.50 US	16,900 bbl/d	4.25%	1.34
Change (plus or minus)	$1.00 US	$1.00 US	1,000 bbl/d	1.00%	0.01
Cash flow from operations ($000's)	$2,500	$1,900	$6,100	$990	$1,100
Per trust unit, basic	$0.13	$0.10	$0.32	$0.05	$0.06
Per trust unit, diluted	$0.12	$0.10	$0.31	$0.05	$0.06
Payout ratio	2.0%	1.5%	5.0%	0.8%	0.9%

Harvest Energy Trust

Consolidated Balance Sheets

(thousands of dollars)

		March 31, 2004		December 31, 2003
				(Restated, Note 3)
Assets		***(Unaudited)***		*(Audited)*
Current assets				
Accounts receivable	$	**13,696**	$	19,168
Prepaid expenses and deposits		**19,309**		12,131
		33,005		31,299
Deferred financing charges, net of amortization		**1,245**		1,989
Future income tax		**15,172**		12,609
Property, plant and equipment *[Note 3]*		**211,236**		210,543
	$	**260,658**	$	256,440
Liabilities and Unitholders' Equity				
Current liabilities				
Bank indebtedness	$	**2,819**	$	3,274
Accounts payable and accrued liabilities		**18,714**		17,186
Accrued interest payable		**1,061**		232
Cash distributions payable		**3,456**		3,422
Demand loan		**35,611**		60,075
Equity bridge interest payable *[Notes 4 and 10]*		**-**		665
		61,661		84,854
Commodity derivative contracts *[Note 8]*		**5,491**		-
Asset retirement obligation *[Note 3]*		**42,744**		42,009
		109,896		126,863
Unitholders' equity				
Unitholders' capital *[Note 5]*		**119,527**		117,407
Equity bridge notes *[Notes 4 and 10]*		**-**		25,000
Convertible debentures *[Note 7]*		**56,374**		-
Accumulated income		**17,311**		19,478
Contributed surplus		**422**		239
Accumulated cash distributions		**(42,872)**		(32,547)
		150,762		129,577
	$	**260,658**	$	256,440

Subsequent events [Note 11]

Commitments and contingencies [Note 12]

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

Director Director

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income

(Unaudited)

(thousands of dollars, except per trust unit amounts)

	Three Months Ended March 31, 2004		(Restated, Note 3) Three Months Ended March 31, 2003	
Revenue				
Oil and natural gas sales	$	**47,500**	$	26,230
Royalty expense, net		**(8,027)**		(2,922)
Hedging loss		**(9,055)**		(8,570)
Mark to market loss of commodity derivative contracts *[Note 8]*		**(5,491)**		-
		24,927		14,738
Expenses				
Operating		**13,674**		6,804
General and administrative		**1,554**		731
Interest		**519**		651
Finance charges and amortization of deferred finance charges		**744**		462
Depletion, depreciation and accretion		**12,116**		6,229
Foreign exchange gain		**(68)**		(2,503)
		28,539		12,374
Income (loss) before taxes		**(3,612)**		2,364
Taxes				
Large corporation tax		**16**		20
Future tax expense		**(2,563)**		(1,125)
Net income (loss) for the period		**(1,065)**		3,469
Interest on equity bridge notes *[Note 4]*		**(185)**		-
Interest on convertible debentures *[Note 7]*		**(917)**		-
Accumulated income, beginning of period		**19,478**		5,136
Accumulated income, end of period	$	**17,311**	$	8,605
Net income (loss) per trust unit *[Notes 5 and 6]*				
Income (loss) per trust unit, basic	$	**(0.06)**	$	0.33
Income (loss) per trust unit, diluted	$	**(0.06)**	$	0.32

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows

(Unaudited)

(thousands of dollars, except per trust unit amounts)

				(Restated, Note 3)
		Three Months Ended March 31, 2004		Three Months Ended March 31, 2003
Cash provided by (used in)				
Operating Activities				
Net income (loss) for the period	$	**(1,065)**	$	3,469
Items not requiring cash				
Depletion, depreciation and accretion		**12,116**		6,229
Foreign exchange (gain) loss		**(68)**		(2,503)
Amortization of finance charges		**745**		406
Mark to market loss of commodity derivative contracts *[Note 8]*		**5,491**		-
Future tax recovery		**(2,563)**		(1,125)
Unit based compensation		**183**		13
Cash flow from operations		**14,839**		6,489
Site restoration and reclamation expenditures		**(64)**		-
Change in non-cash working capital *[Note 9]*		**(270)**		2,090
		14,505		8,579
Financing Activities				
Issue of trust units, net of costs		**(72)**		13,844
Issue of trust units under the distribution reinvestment plan, net of costs *[Note 5]*		**1,235**		1,575
Repayment of equity bridge notes *[Notes 4 and 10]*		**(25,000)**		-
Interest on equity bridge notes		**(850)**		-
Issuance of debentures, net of costs		**57,331**		-
Increase in demand loan		**27,500**		5,631
Repayment of demand loan		**(52,151)**		(23,666)
Cash distributions		**(10,290)**		(5,663)
Change in non-cash working capital balances related to financing activities *[Note 9]*		**34**		650
		(2,263)		(7,629)
Investing Activities				
Additions to property, plant and equipment		**(12,011)**		(5,892)
Change in non-cash working capital balances related to investing activities *[Note 9]*		**224**		2,205
		(11,787)		(3,687)
Increase (decrease) in cash and short-term investments		**455**		(2,737)
Cash (bank indebtedness), beginning of period		**(3,274)**		4,503
Cash (bank indebtedness), end of period	$	**(2,819)**	$	1,766
Cash interest payments	$	**518**	$	56
Cash tax payments	$	**16**	$	36
Cash distributions declared per unit	$	**0.60**	$	0.60

See accompanying notes to consolidated financial statements.

1. Significant accounting policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of the Trust for the year ended December 31, 2003 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiaries.

2. Changes in accounting policy

a) Full cost accounting guideline

Effective January 1, 2004, the Trust has adopted the CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The changes under the new guideline include modifications to the ceiling test and depletion and depreciation calculations. There were no changes to the net income, property plant and equipment or any other financial statement amount as a result of the implementations of this guideline.

b) Asset retirement obligation

Effective January 1, 2004, the Trust has adopted the CICA Handbook standard for accounting for asset retirement obligation. The new standard requires the Trust to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and the normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

c) Financial instruments

Effective January 1, 2004, the Trust has implemented CICA Accounting Guideline 13 "Hedging Relationships". This guideline addresses the identification, designation and effectiveness of financial contracts for the purpose of application of hedge accounting. Under this guideline, financial derivative contracts must be designated to the underlying revenue or expense stream that they are intended to hedge, and tested to ensure they remain sufficiently effective. For transactions that do not qualify as designated hedges, the Trust applies a fair value method of accounting by initially recording an asset or liability, and recognizing changes in the fair value of the derivative instruments in income. *[Note 8]*

3. Asset retirement obligation

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $77 million which will be incurred between 2004 and 2019. The majority of the costs will be incurred between 2015 and 2019. A credit-adjusted risk-free rate of 7.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations	Three month period ended March 31, 2004	Three month period ended March 31, 2003	Year ended December 31, 2003
Balance, beginning of period	$ 42,010	$ 15,566	$ 15,566
Liabilities incurred in the period	-	-	25,176
Liabilities settled in the period	(64)	-	(577)
Accretion expense	798	292	1,845
Balance, end of period	$ 42,744	$ 15,858	$ 42,010

The effect of this change in accounting policy *[Note 2]* has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance sheet		As at December 31, 2003
Asset retirement costs, included in property, plant and equipment	$	35,166
Asset retirement obligations		42,009
Site restoration provision		(4,899)
Future income tax		1,024
Retained earnings	$	(1,498)

Income statement		Three month period ended March 31, 2003
Accretion expense	$	292
Depletion and depreciation on asset retirement costs		726
Site restoration and reclamation		(565)
Future tax recovery		(184)
Net earnings change		(269)
Basic net earnings per share		(0.03)
Diluted net earnings per share	$	(0.02)

4. Equity bridge note

On January 26 and 29, 2004, the Trust repaid the two equity bridge note agreements outstanding in the amounts of $7.4 million and $17.6 million, respectively. During the month, the Trust also paid the accrued and outstanding interest in the amount $850.

5. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

(b) Issued

	Number of units		Amount
As at, December 31, 2003	17,109,006	$	117,407
Trust unit issue (i)	71,428		957
Unit appreciation rights exercise (ii)	6,250		57
Distribution reinvestment plan issuance (iii)	94,844		1,235
Share issue costs	-		(129)
As at, March 31, 2004	17,281,528	$	119,527

(i) On March 15, 2004, 1,000 convertible debentures were converted at the option of the holder, into 71,428 trust units and $11 in accrued interest and fractional units. *[Note 7]*

(ii) On March 17, 2004, 6,250 trust unit appreciation rights were exercised, for proceeds of $57.

(iii) The following table summarizes the issuance of trust units under the distribution reinvestment plan ("DRIP"):

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP		Amount
As at, December 31, 2003			1,009,006	$	10,638
December	December 31, 2003	January 15, 2004	54,761		719
January	January 31, 2004	February 16, 2004	15,103		185
February	February 27, 2004	March 15, 2004	24,980		331
As at, March 31, 2004			1,103,850	$	11,873

(c) Per trust unit information

The following table summarizes the trust units used in calculating income per trust unit:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Weighted average trust units outstanding, basic	17,130,519	10,387,522
Effect of trust unit rights	430,194	221,767
Weighted average trust units outstanding, diluted	17,560,713	10,609,289

6. Trust unit incentive plan

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,121,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights		Weighted average exercise price
As at, December 31, 2003	1,065,150	$	6.86
Granted	25,700		13.54
Cancelled	(15,875)		(8.59)
Exercised in trust units	(6,250)		(5.20)
Exercised in cash	(5,000)		(7.62)
Average reduction in exercise price due to distributions	-		(0.59)
As at, March 31, 2004	1,063,725	$	6.39

All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Expected volatility	23.3%	27.5%
Risk free interest rate	4.06%	3.00%
Expected life of the trust unit rights	4 years	4 years
Estimated annual distributions per unit	$2.40	$2.40

For the purposes of pro forma disclosures, the estimated fair value of all of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

			(Restated, Note 3)
		Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Net income	As reported	($1,066)	$3,469
	Pro forma	($1,449)	$3,035
Income per unit - basic	As reported	($0.06)	$0.33
	Pro forma	($0.07)	$0.29
Income per unit - diluted	As reported	($0.06)	$0.32
	Pro forma	($0.08)	$0.28

During the three month periods ended, the Trust has recognized $183 and $13 respectively in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income.

7. Convertible debentures

On January 29, 2004, the Trust closed an issue of 60,000 9% convertible unsecured subordinated debentures due May 31, 2009. Interest on the debentures is payable semi-annually in arrears in equal installments on May 31 and November 30 in each year, commencing May 31, 2004. The debentures are convertible into fully paid and non-assessable trust units at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per trust unit plus a cash payment for accrued interest and in lieu of the fractional trust units resulting on the conversion. The debentures may be redeemed by the Trust at its option in whole or in part subsequent to May 31, 2007, at a price equal to $1,050 per debenture between June 1, 2007 and May 31, 2008 and at $1,025 per debenture between June 1, 2008 and May 31, 2009. Any redemption will include accrued and unpaid interest at such time when completed. The Trust may also elect to redeem the debentures upon maturity with the issue of trust units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date. Under both redemption options, the Trust may elect to pay both the debenture and accrued interest in the form of trust units. A settlement in trust units is subject to specified notice and regulatory approval.

The impact of the convertible debentures on the diluted earnings per share calculation was anti-dilutive for the three month period ended March 31, 2004, and not included in the calculation.
On March 15, 2004, 1,000 convertible debentures were converted at the option of the holder, into 71,428 trust units and $11 in accrued interest and fractional units.

8. Financial instruments

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices on prices realized. The following is a summary of the oil sales contracts with price swap or collar features as at March 31, 2004, that have fixed future sales prices:

Commodity swap contracts based on West Texas Intermediate			
Daily Quantity	Term	Price per Barrel (Note 1)	Mark to Market Gain (Loss)
500 Bbls/d	April through December 2004	U.S. $24.12 ($15.50)	$ (1,784)
1,500 Bbls/d	April through December 2004	U.S. $28.02	(3,243)
2,630 Bbls/d	April through June 2004	U.S. $24.10	(3,398)
1,880 Bbls/d	July through September 2004	U.S. $23.19	(2,346)
1,825 Bbls/d	October through December 2004	U.S. $22.95	(2,115)
500 Bbls/d	January through December 2005	U.S. $24.00	(1,634)
1,100 Bbls/d	January through March 2005	U.S. $22.38	(1,212)
1,030 Bbls/d	April through June 2005	U.S. $22.18	(1,088)
Commodity swap contracts based on the Lloydminster Blend Crude differential			
4,500 Bbls/d	April through December 2004	U.S. ($7.85)	$ 1,488
Commodity collar contracts based on West Texas Intermediate			
2,500 Bbls/d	April through December 2004	U.S. $22.00 – 28.10	$ (5,337)
3,000 Bbls/d	April through December 2004	U.S. $25.79 – 30.05 ($19.31)	(5,027)
2,500 Bbls/d	January through June 2005	U.S. $28.40 – 32.25 ($21.80)	(276)
1,000 Bbls/d	July though December 2005	U.S. $27.75 – 30.65 ($22.00)	(186)

Note 1 Harvest has sold put options at the average price denoted in parenthesis, for the same volumes as the associated commodity contracts. The counterparty may exercise these options if the respective index falls below the specified price on a monthly settlement basis.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations Corp. to fix the cost of future electricity usage as at March 31, 2004:

Commodity swap contracts based on electricity prices			
Quantity	Term	Price per Megawatt	Mark to Market Gain (Loss)
15MW	April through December 2004	Cdn $45.83	$957
5MW	January through December 2005	Cdn $43.00	$186
9.75MW	April 2004 through March 2006	Cdn $44.50	$1,243

Commodity swap contracts based on electricity heat rate			
Swaps	Term	Price	Mark to Market Gain (Loss)
5MW	January through December 2005	8.40 GJ/MWh	($156)

Foreign Currency Contracts				
Monthly Contract Amount	Term	Contract Rate		Mark to Market Gain
U.S. $3 million	April through December 2004	1.3333 Cdn / U.S.	$	807

At March 31, 2004 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations Corp. was approximately $23.1 million. Harvest Operations Corp. has provided deposits to some counterparties for a portion of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at March 31, 2004, the amounts deposited totaled $19.2 million and are recorded in the prepaid expense and deposits balance.

Upon the implementation of the CICA Accounting Guideline 13, the Trust recorded a liability and a corresponding unrealized mark to market loss of $5.5 million.

9. Change in non-cash working capital

		Three Months Ended March 31, 2004		Three Months Ended March 31, 2003
Changes in non-cash working capital items:				
Accounts receivable	$	5,472	$	1,148
Prepaid expenses and deposits		(7,178)		(983)
Accounts payable and accrued liabilities		1,528		4,167
Cash distributions payable		34		650
Accrued interest payable		829		(36)
Equity bridge interest payable		(665)		-
	$	20	$	4,946
Changes relating to operating activities	$	(270)	$	2,090
Changes relating to financing activities		34		651
Changes relating to investing activities		224		2,205
Add: Non cash changes		32		-
	$	20	$	4,946

10. Related party transactions

A director and a corporation controlled by a director of Harvest Operations Corp., were repaid $25 million under the equity bridge note during the three month period ended March 31, 2004. The Trust paid $850 of the total interest accrued and payable during the year. *[Note 4]*

A director of Harvest Operations Corp., owns 4,500 of the convertible debentures issued on January 29, 2004. *[Note 7]*

A corporation controlled by a director of Harvest Operations Corp. sublets office space and is provided administrative services at fair market value.

11. Subsequent events

On April 12, 2004, Harvest Operations Corp. sold forward U.S.$4.4 million to be settled for Cdn.$5.9 million on May 25, 2004. On the same date, Harvest Operations Corp. sold forward U.S.$10.4 million settled for Cdn.$13.8 million on April 26, 2004. The purpose of these transactions was to fix the Canadian dollar equivalent on oil and natural gas revenues that will be paid to Harvest Operations Corp. in U.S. dollars by the purchaser.

On April 19, 2004, the Trust announced a plan of arrangement with Storm Energy Ltd. ("Storm"), whereby the Trust will acquire all of the outstanding shares of Storm for approximately $189 million, including assumed net debt of approximately $64 million. The shareholders of Storm will be asked to approve the plan of arrangement at a special meeting to be held in June 2004.

On April 28, 2004, Harvest Operations Corp. sold forward U.S.$8 million to be settled for Cdn.$11 million on May 25, 2004.

On May 6, 2004, 24,000 trust unit appreciation rights were granted to employees of Harvest Operations Corp., with an exercise price of $15.08.

On May 11, 2004, $100 of the convertible debentures issued on January 29, 2004 were converted into 7,142 trust units. In conjunction with this conversion, the Trust also paid an approximate total of $3 in cash for accrued interest and in lieu of fractional units.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations Corp. subsequent to March 31, 2004, that have fixed future sales and purchase prices:

Commodity collar contracts based on West Texas Intermediate			
Trade Date	Collar	Term	Price per Barrel
April 28, 2004	500 Bbls/d	July through December 2005	U.S. $29.00 – 35.00 ($23.00)

The following is a summary of the Trust distributions announced and paid subsequent to March 31, 2004:

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP	Total Amount of Distribution
March	March 31, 2004	April 15, 2004	21,825	3,456
April	April 30, 2004	May 17, 2004		3,461
May	May 31, 2004	June 15, 2004		

Note: The trust units to be distributed under the DRIP for the April distribution have not yet been determined. The amount to be distributed and the allocation to the DRIP for the May distribution have not yet been determined.

12. Commitments and contingencies

From time to time, the Trust is involved in litigation or has claims sought against it in the normal course of business operations. Management of the Trust is not currently aware of any claims or actions that would materially affect the Trust's reported financial position or results from operations.

The Trust has letters of credit outstanding in the amount of approximately $3.3 million, related to electricity infrastructure usage. These letters are provided by the Trust's lenders under the availability of the demand loan. The letters expire throughout 2004, and are expected to be renewed as required.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Harvest's assets, comprised of high quality light, medium and heavy gravity crude oil properties in East Central Alberta and South East Saskatchewan, and its hands on operating strategy underpin Harvest's objective to deliver superior economic returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 04
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

FILE NO 82-34779

HARVEST ENERGY TRUST
Notice of Annual and Special Meeting of Unitholders

TO: THE UNITHOLDERS OF HARVEST ENERGY TRUST

TAKE NOTICE that an Annual and Special Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of Harvest Energy Trust (the "Trust") will be held in the Royal Room, Metropolitan Centre, 333 - 4th Avenue S.W., Calgary, Alberta, on the 22nd day of June, 2004, at 3:00 p.m. (Calgary time) for the following purposes:

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2003 and the auditors' report thereon;

2. to appoint the trustee of the Trust (the "Trustee");

3. to elect the directors of Harvest Operations Corp.;

4. to appoint the auditor of the Trust;

5. to consider, and if thought fit to approve, an ordinary resolution authorizing an increase in the number of Trust Units issuable pursuant to the Trust Unit Incentive Plan of the Trust as more particularly described in the Trust's Information Circular – Proxy Statement dated May 12, 2004 (the "Information Circular");

6. to consider, and if thought fit, pass an ordinary resolution of disinterested Unitholders approving the adoption of a Unit Award Incentive Plan of the Trust including the issuance of Trust Units pursuant thereto, as more particularly described in the Information Circular;

7. to consider, and if thought fit, pass an ordinary resolution of disinterested Unitholders approving the adoption of a Directors and Officers Compensation Plan of the Trust including the issuance of Trust Units pursuant thereto, as more particularly described in the Information Circular;

8. to consider, and if thought fit, pass a special resolution approving an amendment to the Articles of Harvest Operations Corp. to add a class of exchangeable shares, issuable in series, as more particularly described in the Information Circular; and

9. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Unitholders of the Trust who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to or deposit it with Valiant Trust Company, 510, 550 – 6th Avenue, S.W. Calgary, Alberta, T2P 0S2. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address before 4:30 p. m. (Calgary time) on the 18th day of June, 2004.

Valiant Trust Company, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on May 21, 2004 (the "Record Date"). Unitholders of record will be entitled to vote those Units included in the list of Unitholders prepared as at the Record Date at the Meeting. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

DATED at Calgary, Alberta, this 12th day of May, 2004.

BY ORDER OF VALIANT TRUST COMPANY OF CANADA, by HARVEST OPERATIONS CORP.

(signed) Jacob Roorda
President
Harvest Operations Corp.

FILE NO
82-34779

Management's Discussion and Analysis

> 2003 Highlights

- > Achieved average production of 11,040 boe per day for the year, and 14,858 boe per day in the fourth quarter.
- > Capital expenditures totalled $135.3 million, including acquisitions of $108.7 million. The acquisitions added infrastructure and production of approximately 7,375 boe per day in Alberta and Saskatchewan.
- > Net income was $16.7 million in 2003, or $1.33 per basic unit and $1.29 per fully diluted unit.

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Forward-Looking Information

The following disclosure contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserves estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available at April 2004.

Certain Financial Reporting Measures

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas production industry in the following MD&A discussion. The measures discussed are widely accepted measures of performance and value within the industry, and are used by analysts and investors to compare and evaluate oil and natural gas producing entities. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader.

Natural gas is converted to an oil equivalent basis ("boe") utilizing a 6 mcf:1 bbl conversion ratio. This boe conversion may be misleading, if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Trust Overview

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high-quality, mature producing crude oil and natural gas properties. The Trust employs a conservative approach to the oil and natural gas production business, whereby it acquires high-working-interest, mature producing properties and employs unique management techniques. These techniques include diligent, hands-on management to maintain and maximize production rates, application of leading-edge technologies and operating practices, selective capital investment to maximize reserve recovery, enhancement of operational efficiencies to control and reduce expenses and unique marketing arrangements and corporate hedging techniques to effectively manage cash flow. During 2003 the Trust had operations in the Provost region of eastern Alberta and in the Carlyle region of southeastern Saskatchewan.

Industry Overview

Prices (average for the year)	2003	2002	Change
West Texas Intermediate crude oil (US$ per barrel)	$ 30.99	$ 26.15	$ 18.5%
Edmonton light crude oil ($ per barrel)	43.77	40.41	8.3%
Lloydminster blend crude oil ($ per barrel)	31.48	30.73	2.4%
Bow River blend crude oil ($ per barrel)	32.39	31.77	2.0%
AECO natural gas ($ per mcf)	6.67	4.09	63.1%
Alberta Power Pool electricity price ($ per MWh)	62.99	43.93	43.4%
U.S./Canadian dollar exchange rate	0.713	0.637	12.0%
Bank of Canada bank rate	3.19%	2.70%	18.2%

The average price for world crude oil increased year-over-year, with the North American benchmark West Texas Intermediate ("WTI") crude oil price averaging US$30.99 per barrel in 2003, in comparison with US$26.15 for 2002. The price varied throughout the year with a low of US$25.24 and a high of US$37.83, primarily due to tensions in the Middle East and uncertainty regarding international supply. With low inventories persisting, uncertainty in Iraq and renewed possibility of turmoil in Venezuela, these fluctuating prices are expected to persist through at least the first part of 2004.

The differential between heavy and light crude oil is locally recognized in the pricing of Lloydminster and Bow River blend crude prices. Although heavy differentials widened in 2003, heavy prices followed light prices, increasing slightly during the year by 2.4 percent and 2 percent, respectively.

The exchange rate between the U.S. and Canadian dollars changed substantially during the year relative to 2002, with the Canadian dollar increasing in value by approximately 12 percent on an average annual basis. The increase in closing rate year-over-year was even more substantial, with the Canadian dollar closing at US$0.774 in comparison to US$0.635 as at December 31, 2003 and 2002 respectively. With no signs of the U.S. Federal Reserve supporting the U.S. dollar against worldwide currencies, the Canadian dollar is anticipated by many to remain strong relative to the U.S. dollar throughout the upcoming year.

The overall average price increase in WTI of approximately 18.5 percent during the year was mitigated by the 12 percent increase in the Canadian dollar versus the U.S. dollar. The benchmark for Canadian crude oil prices is the posted price for light crude oil delivered to Edmonton ("Edmonton Light"). The average Edmonton Light crude price increased by 8.3 percent in 2003. This increase was due to a combination of higher WTI prices offset by a stronger Canadian dollar.

The average Alberta Power Pool electricity price increased by approximately 43 percent over 2002, mostly due to the 63 percent increase in the 2003 average AECO natural gas prices. Marginal electricity prices are driven by natural gas fired electrical generation in Alberta. There was also a slight increase of 5.5 percent in overall Alberta consumer demand which contributed to this price increase.

Acquisitions

During April and May, 2003 Harvest closed the acquisition of various interests in two properties in the Killarney area of Alberta. On the acquisition date the properties were producing approximately 925 boe per day. The properties, including an interest in two oil batteries, were acquired from two major oil and natural gas producers for $13.2 million and the issuance of 200,000 trust units. The cash consideration was financed through the Trust's credit facilities.

On June 27, 2003, Harvest completed the acquisition of all of the common shares and Net Profit Interest ("NPI") of a private company in exchange for total consideration of approximately $10.1 million (consisting of the issuance of 625,000 trust units, $3 million in cash and a $850,000 unsecured promissory note) plus the assumption of $2.8 million in bank debt and $2.3 million in working capital deficit. The oil and natural gas producing properties acquired provided production of approximately 1,350 boe per day at the acquisition date and include working interests ranging from 20 percent to 100 percent in the Amisk, Czar and Killarney areas, all of which are operated by the Trust.

On October 16, 2003, the Trust closed the acquisition of oil and natural gas properties producing about 5,200 boe per day in the Carlyle region of southeastern Saskatchewan. The total consideration for the properties was approximately $79.5 million, prior to adjustments and transaction costs.

Summary of Results

Financial ($000s except per trust unit)	Year ended Dec 31, 2003	Period ended Dec 31, 2002	Quarterly Information for 2003 Q4	Q3	Q2	Q1
Revenue, net of royalties and hedging	$ 84,015	$ 18,955	$ 30,474	$ 21,181	$ 17,622	$ 14,738
Operating expense	36,045	6,396	12,984	9,661	6,596	6,804
Net operating income	47,970	12,559	17,490	11,520	11,026	7,934
Net income	16,710	5,136	6,043	5,751	1,180	3,736
Per trust unit, basic	1.33	3.69	0.37	0.46	0.10	0.36
Per trust unit, diluted	1.29	3.46	0.36	0.45	0.10	0.34
Per boe	4.15	6.81	4.42	5.50	1.37	5.05
Cash flow from operations	46,487	9,504	13,692	16,759	9,547	6,489
Per trust unit, basic (non-GAAP)	3.69	6.83	0.85	1.35	0.84	0.62
Per trust unit, diluted (non-GAAP)	3.58	6.43	0.82	1.31	0.82	0.60
Per boe	11.54	12.61	10.02	16.02	11.12	8.77
Sales volumes						
Crude oil (bbls per day)	10,758	4,181	14,497	11,054	9,371	8,034
Natural gas liquids (bbls per day)	64	22	70	77	67	43
Natural gas (mcf per day)	1,311	624	1,744	1,453	1,161	875
Total (boe per day)	11,040	4,307	14,858	11,373	9,632	8,223

Sales Volumes

Harvest's production consists of light, medium and heavy crude oil, natural gas liquids, and natural gas from properties located in east central Alberta and southeastern Saskatchewan. Sales volumes, on a barrel of oil equivalent basis, averaged 11,040 boe per day for the year ended December 31, 2003, in comparison to 4,307 boe per day for the period ended December 31, 2002. In the fourth quarter of 2003, average crude oil and natural gas sales were 14,858 boe per day with the increase primarily due to acquisition of the properties in Saskatchewan in mid-October. The average daily sales volumes by product were as follows:

	Three months ended December 31, 2003		Year ended December 31, 2003		Period ended December 31, 2002	
Light and medium crude oil (bbls per day)	8,741	59%	5,314	48%	2,718	63%
Heavy crude oil (bbls per day)	5,756	39%	5,444	49%	1,463	34%
Total oil (bbls per day)	14,497	98%	10,758	97%	4,181	97%
Natural gas liquids (bbls per day)	70	0%	64	1%	22	1%
Total oil and natural gas liquids (bbls per day)	14,567	98%	10,822	98%	4,203	98%
Natural gas (mcf per day)	1,744	2%	1,311	2%	624	2%
Total (boe per day)	14,858	100%	11,040	100%	4,307	100%

Harvest exited 2003 with a daily production rate of approximately 15,400 boe per day, a 79 percent increase year-over-year, which reflects the impact of the ongoing development optimization activities, and acquisitions throughout the year. In comparison, the exit rate for 2002 was approximately 8,600 boe per day.

Revenues

Revenues net of hedging loss and before royalties totaled $100.4 million for the year ended December 31, 2003 and $21.7 million for the period ended December 31, 2002, which was the result of average realized prices of $24.95 per boe and $28.79 per boe, respectively. For the three months ended December 31, 2003, revenue before royalties was $36.8 million, with an average realized price of $26.95 per boe. The increase in realized prices of approximately 13 percent in the fourth quarter versus the third quarter of 2003 was primarily due to the increase in the overall corporate quality (API gravity) of crude oil produced, and the addition of unhedged production as a result of the properties acquired in Saskatchewan.

Average product prices	Three months ended December 31, 2003	Year ended December 31, 2003	Period ended December 31, 2002
Light oil ($/bbl)	35.56	35.56	–
Medium oil ($/bbl)	30.13	32.18	34.21
Heavy oil ($/bbl)	24.92	27.34	22.63
Natural gas liquids ($/bbl)	29.18	29.92	37.64
Natural gas ($/mcf)	6.01	6.70	4.54
Combined average ($/boe)	29.13	29.62	30.13

Operating Netbacks

The following is a summary of Harvest's operating netbacks:

($/boe)	Three months ended December 31, 2003	Year ended December 31, 2003	Period ended December 31, 2002
Market price	$ 29.13	$ 29.62	$ 30.13
Hedging loss	2.18	4.67	1.34
Realized price	26.95	24.95	28.79
Royalties, net	4.66	4.07	3.64
Operating costs	9.50	8.94	8.49
Netback	$ 12.79	$ 11.94	$ 16.66

Harvest paid net royalties of $16.4 million during the year ended December 31, 2003 and $2.8 million during the period ended December 31, 2002, or approximately $4.07 per boe and $3.64 per boe, respectively. The net royalty amount for the year ended December 31, 2003 is comprised of $11.1 million in freehold royalties and freehold mineral tax, $5.2 million in Crown royalties and $0.8 million in gross overriding royalties net of $0.7 million in royalty income received. In comparison, the net royalty amount for the period ended December 31, 2002 was comprised of $1.5 million in freehold royalties and freehold mineral tax, $1.2 million in Crown royalties and $0.2 million in gross overriding royalties net of $0.1 million in royalty income received. For the three-months ended December 31, 2003, the net royalties paid were $6.4 million which is approximately a three percent increase over the previous quarter, due to the change in the Harvest royalty structure as a result of the addition of the Saskatchewan properties.

Harvest's operating expenses were $36.0 million for the year ended December 31, 2003 and $6.4 million for the period ended December 31, 2002 or approximately $8.94 per boe and $8.49 per boe, respectively. For the three months ended December 31, 2003 the operating costs were $13 million or $9.50 per boe. Harvest operates nearly all of its properties. Approximately 60 percent of Harvest's operating costs are in respect of electricity. Management has utilized fixed-price delivery contracts to mitigate electricity price risk within Alberta. For fiscal year 2004 Harvest anticipates realizing further benefits from its electricity hedges with approximately 25 MWh of its estimated Alberta electricity hedged at an average price of $45.34 per MWh. This accounts for approximately 89 percent of the electricity used in Alberta.

General and Administration Expenses

The portion of general and administrative expenditures charged against income totaled $4.3 million or $1.08 per boe for the year ended December 31, 2003, in comparison to $0.6 million or $0.77 per boe for the period ended December 31, 2002. During the year and period ended December 31, 2003 and December 31, 2002, $1.3 million and $0.2 million, respectively, of general and administrative costs were capitalized with regard to field enhancement and acquisition activities. For the three months ended December 31, 2003, general and administrative expenses were $2.2 million, an increase from the third quarter, primarily due to the application of the new CICA Handbook standard on stock-based compensation of approximately $0.2 million and an increase in general and administrative costs as a result of the Saskatchewan property acquisition.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $5.6 million and $2.6 million for the year and period ended December 31, 2003 and 2002, respectively. The amortization of deferred financing charges associated with fees to secure bank lending facilities amounted to $2.6 million and $0.2 million for the year and period ended, December 31, 2003 and 2002, respectively.

Depletion, Depreciation and Amortization and Future Site Reclamation Expenses

Harvest's depletion, depreciation, and amortization and site restoration provision totaled $33.7 million for the year ended December 31, 2003 and $5.7 million for the period ended December 31, 2002. The balance for the year ended December 31, 2003 is comprised of crude oil and natural gas properties' depletion and depreciation of $29.2 million, approximately $0.1 million for depreciation of office furniture and equipment, and $4.4 million for future abandonment and site restoration. The balance for the period ended December 31, 2002 is comprised of crude oil and natural gas properties' depletion and depreciation of $5.1 million, $23,000 for depreciation of office furniture and equipment, and $0.5 million for future abandonment and site restoration. The depletion rate for oil and natural gas properties was approximately $7.29 per boe for the year ended December 31, 2003 and $6.77 per boe for the period ended December 31, 2002, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred and capitalization of general and administrative expenses. The $1.08 per boe rate for the year ended December 31, 2003 and $0.72 per boe rate for the period ended December 31, 2002, used to provide for future site reclamation costs is founded on an estimate of ultimate net future expenditures of approximately $29.9 million as at December 31, 2003. The depreciation of office furniture and equipment and leasehold improvement costs has been calculated on a straight-line basis ranging from 20 percent to 50 percent.

Income taxes

Income taxes for the year and period ended December 31, 2003 and 2002 are comprised of approximately $0.2 million and $0.1 million in Large Corporations Tax and $8.2 million and $1.3 million of recoveries of future income tax expense, respectively. Other than Large Corporations Tax, neither the Trust nor its operating subsidiaries are expected to pay cash taxes in 2004.

Liquidity and Capital Resources

The Trust's capital investment and operational enhancement programs, as well as current and future financial commitments, are expected to be supported by expected cash flow from operations and existing credit facilities while taking into account distributions to its unitholders.

The Trust's cash flow from operations and net income for the year ended December 31, 2003 was $46.5 million and $16.7 million, respectively, in comparison to $9.5 million and $5.1 million, respectively, for the period ended December 31, 2002. While the strengthening Canadian dollar reduced the cash flows from the sales of oil and natural gas, the impact was partially offset through the gains realized when the U.S.-denominated debt was repaid in the third quarter of 2003.

As at December 31, 2003 the Trust had working capital, excluding demand loan of $9.8 million, in comparison to working capital of $10.7 million at the same date in 2002.

The Trust's net debt (working capital plus demand loan) at December 31, 2003 was $53.6 million, an increase of $18.9 million in comparison to net debt of $34.7 million as at December 31, 2002. This increase is the result of property and corporate acquisitions throughout the year, which were partially financed with bank debt. On September 30, 2003, the Trust changed its debt structure by extinguishing a demand loan denominated in U.S. dollars, and replaced it with equity bridge financing and a credit agreement with a syndicate of Canadian financial institutions. This series of transactions lowered the overall effective interest rate on the Trust's debt, and has consolidated the financing requirements of counterparty collateral including a portion of the hedging activity.

During 2003 the Trust paid $29.1 million in unitholder distributions, of which $10.6 million was reinvested through the issue of 1,009,006 trust units under the Trust Unitholders' Distribution Reinvestment Plan ("DRIP"), reflecting 37 percent participation under the plan. The distributions paid amounted to $0.20 per month per trust unit for unitholders on record at the last business day of each month. The Trust anticipates maintaining this distribution rate in 2004.

Excluding trust units issued under the DRIP, the Trust issued 6.8 million trust units during 2003 in relation to two equity financings, acquisition of a private corporation, exercise of warrants and the purchase of oil and natural gas properties.

Capital Expenditures

Capital expenditures totaled $135.3 million for the year ended December 31, 2003, in comparison to $76.9 million for the period ended December 31, 2002. Of these expenditures, acquisitions of oil and natural gas producing properties in eastern Alberta accounted for approximately $29.2 million, which complemented Harvest's current operations and production in this area. Additionally, Harvest purchased oil and natural gas properties in the Carlyle area in southeastern Saskatchewan for approximately $79.5 million.

The following table itemizes the balance of capital expenditures:

($000s)	Year ended December 31, 2003	Period ended December 31, 2002
Land and undeveloped lease rentals	78	–
Geological and geophysical	182	156
Drilling and completion	10,095	37
Well equipment, pipelines & facilities	14,521	167
Capitalized general and administrative expenses	1,311	174
Furniture, leaseholds & office equipment	436	236
Acquisitions	108,677	76,153
Total capital expenditures	135,300	76,923

Capital Fund

The Trust maintains a notional capital fund to ensure that funds derived from cash flow are available for future acquisitions and capital spending. As the capital fund is a notional item the fund is not specifically segregated in the financial statements. The capital fund balance is calculated as follows: prior period ending balance plus cash flow from operations and amounts financed with net proceeds from equity issues, net of distributions declared payable to unitholders and other equity charges (such as interest on equity bridge notes and convertible debentures), less capital and acquisition expenditures. The Trust does not segregate the capital fund nor is a liability recorded in the consolidated financial statements. The Trust's policy is to retain and contribute up to 50 percent of cash flow net of contributions to the notional capital fund.

At December 31, 2003 the capital fund balance was a deficit of $14.2 million which represents the portion of capital and acquisition expenditures financed with bank debt and working capital.

Future Liquidity Requirements

Harvest expects to continue with its plan to optimize current production with the use of the capital fund. From time to time the Trust may utilize external financing, through both debt and equity, to maintain its business plan of growing through acquisitions and the execution of its efficient capital programs. These requirements are subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest and foreign exchange rates. Adverse changes in these factors could require Harvest's management to alter the current business plan of

the Trust. For fiscal year 2004 the Trust anticipates a capital program of approximately $34 million which will be funded with the capital fund, working capital management, prudent use of bank debt, DRIP activity and if necessary equity funding. Acquisitions will typically be funded with equity financings and additional bank debt resulting from an increase in the Trust's borrowing base as a result of the acquisition.

The Trust has been able to utilize equity to carry out its business plan. The financial capability of the Trust was enhanced by an issue of $60 million in convertible debentures bearing interest at nine percent per annum in January 2004. Access to lower cost of capital funding improves the Trust's ability to compete and cost-effectively carry out its business plan. Upon filing of its Annual Information Form in late 2003, the Trust became a qualified "POP" issuer, which allows the Trust to use a "short form" prospectus for equity financing. This means that the Trust can quickly and more easily access equity markets.

Off-Balance Sheet Arrangements

The Trust has a number of immaterial operating leases in place on moveable field equipment, vehicles and office space. The leases require periodic lease payments and are recorded as operating costs. The Trust also finances its annual insurance premiums requirements, whereby a portion of the annual premium is deferred and paid monthly over the balance of the term.

Contractual Obligations

The Trust has entered into the following contractual obligations:

	Maturity			
Annual Contractual Obligation ($000s)	Less than 1 year	Years 1 – 3	Years 4 – 5	After 5 Years
Product transportation agreements	35	39	25	–
Operating and premise leases	293	646	646	–

The Trust also had $63.3 million of bank debt outstanding related to short-term borrowing through its revolving credit facility. The Trust intends to extend this facility on an ongoing basis as terms permit.

As at December 31, 2003 Harvest Operations Corp., the operating subsidiary of Harvest Energy Trust, had entered into physical and financial contracts for production with a current delivery of approximately 9,800 boe per day in 2004 and 2,500 boe per day in 2005. Harvest had also entered into financial contracts to minimize its exposure to fluctuating electricity prices and the U.S./Canadian dollar exchange rate. Please see Note 12 to the consolidated financial statements for further details.

The Trust has entered into a number of minor contractual obligations under operating leases and normal course oil and natural gas business relationships. All of these agreements are cancelable on a month-to-month basis, and do not require additional payment upon defeasance.

Critical Accounting Policies

The management of the Trust is required to make estimates and assumptions that affect the reported amounts of assets and liabilities when applying Canadian GAAP. The following is a discussion of the accounting policies that are deemed critical by management in the preparation of the financial results of the Trust.

Oil and Gas Accounting

The Trust follows the Canadian Institute of Chartered Accountants' (CICA) guideline for the full cost method of accounting

for the oil and natural gas industry. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost centre. Maintenance and repair losses are charged against income, while renewals and enhancements that extend the economic life of the capital assets are capitalized. Any gains or losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20 percent or more. The provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of 6 mcf of natural gas to 1 bbl of oil. The reserve estimates used in these calculations can have a significant impact on net income, and any revision in these estimates could result in an increased depletion and depreciation expense. In addition, a downward revision of these reserve estimates could require an additional charge to income as a result of the computation of the prescribed ceiling test calculation under this guideline.

Site restoration and reclamation provision

The Trust provides for the cost of future site restoration and reclamation based on estimates by management using the unit-of-production method and associated reserve estimates. Management estimates the expected future costs to abandon and environmentally restore a well or battery site under specific environmental legislation. These estimates are characteristically difficult to assess due to their expected timing and associated costs at that future date. Due to this estimation, any revision of these expected costs or revisions in timing could affect the provision being charged to income.

Trust unit incentive plan

The Trust has established a trust unit incentive plan whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, employees, consultants and other service personnel. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downward from time to time based upon the cash distributions made on the trust units subject to a specific return as outlined in the trust unit rights incentive plan. Under GAAP, the Trust records a compensation expense associated with grants of trust unit rights based on the binomial model of valuation. The binomial model has been utilized by the Trust as it allows for the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to date of exercise. Further details regarding the Trust's trust unit incentive plan and assumptions and estimates used are included in Note 9 to the consolidated financial statements.

Changes in Accounting Policies

Trust unit incentive plan

The Trust has elected to prospectively adopt the amendments to CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments". Under this section, the Trust has chosen to recognize compensation expense when trust unit rights are granted under the trust unit incentive plan on a prospective basis. As such, compensation expense has been calculated on all trust unit rights issued on or subsequent to January 1, 2003. The fair value of trust unit rights issued has been determined using a binomial option pricing model.

Changes in Accounting Standards

The following is a list of changes to accounting standards, at April 2004, that will affect the financial reporting of the Trust in the upcoming year:

Asset retirement obligation

The CICA has issued a new Handbook section 3110 "Accounting for Asset Retirement Obligation" which requires that entities recognize the liability associated with the fair value of future site reclamation and abandonment costs in the financial statements at the time when the liability is incurred. The new standard is effective for fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. The Trust has elected to adopt this standard in the upcoming fiscal year.

Full cost accounting guideline

In September 2003 the CICA issued Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The guideline replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry" and is effective for fiscal years beginning on or after January 1, 2004. Under the new guideline the definition for proved and probable reserves has been changed to correspond to the new reserve definitions under the recently issued National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" issued by the Canadian Securities Administrators. These changes include modifications to the ceiling test calculation, additional disclosure within the notes to the financial statements and changes in accounting for disposals of properties other than by sale. The Trust has elected to adopt this standard in the upcoming fiscal year.

Hedging

In December 2001 the CICA issued Accounting Guideline 13 "Hedging Relationships", which provides guidance on the identification, designation, documentation and measurement of the effectiveness of hedging relationships for the purposes of applying hedge accounting. This guideline is effective for fiscal years beginning on or after July 1, 2003. The Trust implemented the requirements of this guideline in 2003.

Transactions with Related Parties

A director and a corporation controlled by a director of Harvest Operations Corp., have advanced $58.5 million and were repaid $35.5 million during the year ended December 31, 2003. In addition, interest totaling nearly $0.3 million was paid in respect of these advances. Also during the year, a corporation controlled by a director of Harvest Operations Corp. exercised a warrant to purchase 150,000 trust units for proceeds of $150,000. The funds generated in these transactions were used for ongoing operations and acquisition activities of the Trust. The terms under these agreements and amounts transacted were based upon arms-length fair market values at the time. A corporation controlled by a director of Harvest Operations Corp. sublets office space and is provided administrative services at fair market value.

Risk Management Activities

All of Harvest's risk management activities are carried out under policies approved by the Board of Directors. Harvest intends to execute its business plan to create value for unitholders by paying stable monthly distributions and increasing the net asset value per trust unit. Harvest's management has identified the following risks associated with the Trust's business:

- Operational risk associated with the production of oil and natural gas;
- Reserve risk with respect to the quantity of recoverable reserves;
- Commodity price risk, as oil and natural gas prices fluctuate due to market forces;
- Financial risks, such as volatility in equity markets, foreign exchange rates, interest rates, and credit risk and debt service obligation;
- Environmental, health and safety risks associated with well and production facilities; and
- Changing government policy risks, including revisions to royalty legislation, income tax laws, and incentive programs related to the oil and natural gas industry.

Under Harvest's risk management policies approved by the Board of Directors the Trust intends to mitigate risks listed on page 32 as follows:

Operational risk:

> Applying a proactive management approach to Harvest's properties;

> Selectively adding skilled and experienced employees and providing encouragement and opportunities to maintain and improve technical competence; and

> Remunerating employees with a combination of average industry salary and benefits combined with a merit-based bonus plan to reward success in execution of the Trust's business plan.

Reserve risk:

> Acquiring oil and natural gas properties that have high-quality reservoirs combined with mature, predictable and reliable production and thus reduce technical uncertainty;

> Subjecting all property acquisitions to rigorous operational, geological, financial and environmental review; and

> Pursuing a capital expenditure program to reduce production decline rates, improve operating efficiency and increase ultimate recovery of the resource-in-place.

Commodity price risk:

> Maintaining a risk-management policy and committee to continuously review effectiveness of existing actions, identify new or developing issues and devise and recommend to the Board of Directors action to be taken;

> Maintaining a program to hedge (via utilizing swaps, collars and option contracts) commodity prices and electricity costs with a portfolio of credit-worthy counterparties; and

> Maintaining a low cost structure to maximize product netbacks.

Financial risk:

> Monitoring financial markets to ensure the cost of debt and equity capital is kept as low as reasonably possible;

> Retaining up to 50 percent of the cash available for distribution to finance capital expenditures and future property acquisitions;

> Monitoring the Trust's financial position and foreign exchange markets with the intent of taking the steps necessary to minimize the impact of fluctuations in foreign currency exchange rates;

> Comparing actual financial performance against pre-determined expectations and making changes where necessary; and

> Carrying adequate insurance to cover losses and business interruption.

Environmental, health and safety risks:

> Adhering to the Trust's safety program and keeping abreast of current industry practices;

> Committing funds on an ongoing basis, toward the remediation of potential environmental issues; and

> Accumulating sufficient cash resources to pay for future abandonment and site restoration costs.

Regulatory risks:

> Retaining an experienced, diverse and actively involved Board of Directors to ensure good corporate governance; and

> Engaging technical specialists when necessary to advise and assist with the implementation of policies and procedures to assist in dealing with the changing regulatory environment.

As at December 31 2003, Harvest Operations Corp. has entered into market price, physical contracts with a current average delivery of approximately 5,825 boe per day for 2004 and 1,000 boe per day for 2005. Harvest has also entered into financial swap and collared contracts for WTI crude oil, Lloydminster blend differential, U.S./Canadian dollar exchange rate, electricity and natural gas heat rate, the combined result of which was a mark to market unrealized loss of $12.5 million as at December 31, 2003. Please refer to Note 12 to the consolidated financial statements for further information.

The following table summarizes the risk management activities undertaken by the Trust, the volumes hedged and the associated unrecognized mark to market gains and losses as at December 31, 2003:

	Maturity		
	2004	2005	2006
Volumes Hedged			
West Texas Intermediate crude oil price-based swaps (bbls per day)	4,286	1,033	–
West Texas Intermediate crude oil price-based collars (bbls per day)	5,500	–	–
Lloydminster blend crude oil price-based swaps (bbls per day)	3,500	–	–
Alberta electricity price-based swaps (MWh)	25	15	3
Electricity heat rate (GJ/MWh)	–	5	–
Canadian/U.S. dollar exchange rate put (Cdn$ million)	3	–	–
Mark to Market Gains (Losses) ($000s)			
West Texas Intermediate crude oil price-based swaps	(12,520)	(2,177)	–
West Texas Intermediate crude oil price-based collars	(4,399)	–	–
Lloydminster blend crude oil price-based swaps	2,146	–	–
Alberta electricity price-based swaps	1,785	763	153
Electricity heat rate swap	–	46	–
Canadian/U.S. dollar put option	1,735	–	–
Net gains (losses)	(11,253)	(1,368)	153

Under Harvest's risk management policy the Trust's management enters into crude oil-based financial and physical contracts to mitigate the risk of price volatility for its expected production. Management also enters into electricity price-based swaps to assist in maintaining stable operating costs. Finally, as a further means to manage revenue risks, management has entered into foreign exchange contracts to minimize the effect of adverse fluctuations in the value of the Canadian dollar relative to the U.S. dollar. Readers are advised to refer to the notes to the consolidated financial statements of Harvest for the year ended December 31, 2003 for additional information on these contracts.

Taxability of Cash Distributions paid to Unitholders

Cash distributions are comprised of a return-of-capital portion (tax-deferred) and a return-on-capital portion (taxable). For cash distributions received by a Canadian resident, outside of a registered pension or retirement plan, the distribution declared in December 2002 and paid in January 2003 was deemed to be 100 percent tax-deferred. For the distributions declared in 2003 and paid in the months of February 2003 through January 2004, 41 percent of the distributions are taxable and 59 percent are tax-deferred.

Key Performance Indicators and 2004 Outlook

Based upon current operations, the following table provides guidance in respect to 2004 and relative performance for the past year:

	Performance Goals 2004	Results 2003
Daily production (boe per day)	15,000 – 15,500	11,040
Average royalty rate	15% – 17%	13.8%
Operating expense ($/boe)	$ 10.00 – $10.50	$ 8.94

Harvest plans to continue with its business plan of acquiring and operating high-quality, mature crude oil and natural gas properties that are enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new areas in the Western Canada Sedimentary Basin that can provide the required growth and stability for sustainable distributions and asset value per unit.

It is important to note that the above figures are estimates based upon management's current expectations. The ultimate results may vary, perhaps materially.

The table below indicates the impact of changes to key variables on Harvest's cash flow including the impacts of the hedging program.

Sensitivities

	Variable				
	WTI US$ per bbl	Heavy Oil Lloyd blend differential US$ per bbl	Crude Oil production bbls per day	Canadian bank prime rate	Foreign exchange Cdn./U.S.
Assumption	$ 32.00	$ 9.00	15,000	4.25%	1.32
Change (plus or minus)	$ 1.00	$ 1.00	1,000	1.00%	0.01
Cash flow from operations ($000s)	$ 1,700	$ 1,900	$ 6,300	$ 421	$ 800
Per trust unit, basic	$ 0.10	$ 0.11	$ 0.36	$ 0.03	$ 0.05
Per trust unit, diluted	$ 0.10	$ 0.11	$ 0.36	$ 0.03	$ 0.05
Payout ratio	2.0%	2.3%	7.5%	0.5%	1.0%

FILE NO 82-34779

HARVEST ENERGY TRUST

Instrument of Proxy
For the Annual and Special Meeting of Unitholders

The undersigned unitholder (the "Unitholder") of Harvest Energy Trust (the "Trust") hereby appoints M. Bruce Chernoff, Chairman of Harvest Operations Corp., of the City of Calgary, in the Province of Alberta, or, failing him, Jacob Roorda, President of Harvest Operations Corp., of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,____, as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual and Special Meeting of the Unitholders of the Trust (the "Meeting"), to be held on June 22, 2004 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders' discretion, except as specified below. Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Harvest Energy Trust Units (the "Units") represented by this instrument of proxy in the following manner:

1. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the ordinary resolution re-appointing Valiant Trust Company as the Trustee of the Trust to hold office until the end of the next annual meeting as specified in the Information Circular – Proxy Statement of the Trust dated May 12, 2004 (the "Information Circular");

2. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the election as directors of Harvest Operations Corp., for the ensuing year, the five (5) nominees as specified in the Information Circular;

3. **FOR ☐ or WITHHOLD FROM VOTING FOR ☐** the appointment of KPMG LLP, Chartered Accountants, to serve as auditors of the Trust until the next annual meeting of Unitholders as specified in the Information Circular;

4. **FOR ☐ or AGAINST ☐** the ordinary resolution authorizing an increase in the number of Trust Units issuable pursuant to the Trust Unit Incentive Plan of the Trust;

5. **FOR ☐ or AGAINST ☐** the ordinary resolution of disinterested Unitholders approving the adoption of a Unit Award Incentive Plan of the Trust including the issuance of Trust Units pursuant thereto;

6. **FOR ☐ or AGAINST ☐** the ordinary resolution of disinterested Unitholders approving the adoption of a Directors and Officers Compensation Plan of the Trust including the issuance of Trust Units pursuant thereto;

7. **FOR ☐ or AGAINST ☐** the special resolution approving an amendment to the Articles of Harvest Operations Corp. to add a class of exchangeable shares, issuable in series; and

8. At the discretion of the said proxyholder, for or against any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of Harvest Operations Corp. The Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed or, if no direction is given, will be voted in favour of the above matters. Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this ____ day of _______________, 2004.

____
(Signature of Unitholder)

____
(Name of Unitholder - please print)

NOTES:

1. If the Unitholder is a corporation, its corporate seal must be affixed or this form of proxy must be signed by a duly authorized officer or attorney of the corporation.

2. This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4. This instrument of proxy will not be valid and will not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Valiant Trust Company, 510, 550 – 6th Avenue S.W., Calgary, Alberta, T2P 0S2, before 4:30 p.m. (Calgary time) on June 18, 2004. A proxy is valid only at the Meeting in respect of which it is given or any adjournment or adjournments of that Meeting.

Management's Report to Unitholders

Management is responsible for the integrity and objectivity of the information contained in this Annual Report and for the consistency between the financial statements and other financial reporting data contained elsewhere in the report. The accompanying consolidated financial statements of Harvest Energy Trust have been prepared by management in accordance with accounting principles generally accepted in Canada using estimates and careful judgment, particularly in those circumstances where the transactions affecting a current period are dependent upon future events. The accompanying financial statements have been prepared using policies and procedures established by management and reflect fairly the Trust's financial position, results of operations and cash flow within reasonable limits of materiality and within the framework of the accounting policies as outlined in the notes to the financial statements.

Management has established and maintains a system of internal controls to provide reasonable assurance that Harvest Energy Trust's assets are safeguarded from loss and unauthorized use, and that the financial information is reliable and accurate.

External auditors have examined the financial statements. Their examination provides an independent view as to management's discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition of Harvest Energy Trust.

The Audit Committee of Harvest Board of Directors has reviewed in detail the financial statements with management and the external auditors. The financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.

36

"Signed"

Jacob Roorda
President
April 15, 2004

"Signed"

David M. Fisher
Vice President, Finance
April 15, 2004

Auditors' Report

To the Trustee of Harvest Energy Trust and Directors of Harvest Operations Corp.

We have audited the consolidated balance sheets of Harvest Energy Trust as at December 31, 2003 and 2002 and the consolidated statements of income and accumulated income and cash flows for the year ended December 31, 2003 and for the period from July 10, 2002 (date of formation) to December 31, 2002. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period from July 10, 2002 (date of formation) to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

"Signed: KPMG LLP"

Chartered Accountants
Calgary, Canada
April 15, 2004

Consolidated Balance Sheet

	December 31, 2003	December 31, 2002
Assets		
Current assets		
Cash and short-term investments	$ –	$ 4,502,947
Accounts receivable	19,167,646	13,577,870
Prepaid expenses and deposits	12,130,895	534,573
	31,298,541	18,615,390
Deferred financing charges, net of amortization	1,988,728	2,209,792
Future income tax (Note 11)	11,585,000	1,272,000
Property, plant and equipment (Notes 4 and 5)	175,377,231	71,631,507
	$ 220,249,500	$ 93,728,689
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 17,186,335	$ 5,640,176
Cash distributions payable	3,421,801	1,862,500
Accrued interest payable	231,507	389,349
Equity bridge interest payable (Notes 10 and 14)	665,069	–
Demand loan (Note 6)	63,348,972	45,286,396
	84,853,684	53,178,421
Site restoration provision (Note 7)	4,321,558	544,178
	89,175,242	53,722,599
Unitholders' equity		
Unitholders' capital (Note 8)	117,406,737	36,727,997
Equity bridge notes (Note 10)	25,000,000	–
Accumulated income	20,975,821	5,136,093
Contributed surplus	239,063	4,500
Accumulated cash distributions	(32,547,363)	(1,862,500)
	131,074,258	40,006,090
	$ 220,249,500	$ 93,728,689
Subsequent events (Note 15)		
Commitments and contingencies (Note 16)		
See accompanying notes to consolidated financial statements.		

Approved by the Board of Directors:

"Signed" "Signed"

John A. Brussa, Director

Verne G. Johnson, Director

Consolidated Statement of Income and Accumulated Income

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Revenue		
Oil and natural gas sales	$ 119,351,486	$ 22,708,921
Hedging loss	(18,924,364)	(1,009,060)
Royalty income	660,452	119,982
Royalty expense	(17,072,534)	(2,864,411)
	84,015,040	18,955,432
Expenses		
Operating	36,044,629	6,396,294
General and administrative	4,339,738	576,780
Interest	2,975,236	2,010,032
Finance charges and amortization of deferred finance charges	2,607,240	635,511
Site restoration and reclamation	4,354,620	544,178
Depletion, depreciation and amortization	29,361,741	5,136,829
Foreign exchange gain	(4,373,510)	(255,056)
	75,309,694	15,044,568
Income before taxes	8,705,346	3,910,864
Taxes		
Large corporation tax	157,382	46,771
Future tax recovery (Note 11)	(8,162,038)	(1,272,000)
Net income for the period	16,710,002	5,136,093
Interest on equity bridge notes (Note 10)	(870,274)	–
Accumulated income, beginning of period	5,136,093	–
Accumulated income, end of period	$ 20,975,821	$ 5,136,093
Net income per trust unit (Note 9)		
Basic	$ 1.33	$ 3.69
Diluted	$ 1.29	$ 3.46
See accompanying notes to consolidated financial statements.		

39

Consolidated Statement of Cash Flows

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Cash provided by (used in)		
Operating Activities		
Net income for the period	$ 16,710,002	$ 5,136,093
Items not requiring cash		
Site restoration and reclamation	4,354,620	544,178
Depletion, depreciation and amortization	29,361,741	5,136,829
Foreign exchange (gain) loss	1,432,074	(255,056)
Amortization of finance charges	2,555,769	209,788
Future tax expense	(8,162,038)	(1,272,000)
Unit based compensation	234,563	4,500
Cash flow from operations	46,486,731	9,504,332
Change in non-cash working capital (Note 13)	(12,285,485)	(6,974,243)
	34,201,246	2,530,089
Financing Activities		
Issue of trust units, net of costs	61,691,083	31,727,997
Issue of trust units under the distribution reinvestment plan, net of costs (Note 8)	10,637,657	–
Issue of equity bridge notes (Note 10 and 14)	33,500,000	–
Repayment of equity bridge notes (Note 10 and 14)	(8,500,000)	–
Issue of bridge notes (Note 14)	25,000,000	–
Repayment of bridge notes (Note 14)	(25,000,000)	–
Interest on equity bridge notes	(205,205)	–
Initial financing	–	55,041,491
Repayment of initial financing	–	(55,041,491)
Issuance of debentures	–	5,000,000
Increase in demand loan	143,660,601	60,202,789
Repayment of demand loan	(128,397,535)	(14,661,337)
Repayment of promissory note payable	(850,000)	–
Financing costs	(2,334,705)	(2,419,580)
Cash distributions	(29,125,562)	–
Change in non-cash working capital balances related to financing activities (Note 13)	2,224,370	781,049
	82,300,704	80,630,918
Investing Activities		
Acquisition of properties	(90,549,403)	(76,153,324)
Acquisition of a private company (Note 4)	(3,000,000)	–
Additions to property, plant and equipment	(27,208,770)	(770,162)
Site restoration and reclamation	(577,240)	–
Proceeds on disposition of property, plant and equipment	–	155,150
Change in non-cash working capital balances related to investing activities (Note 13)	330,516	(1,889,724)
	(121,004,897)	(78,658,060)
Increase (decrease) in cash and short-term investments	(4,502,947)	4,502,947
Cash and short-term investments, beginning of period	4,502,947	–
Cash and short-term investments, end of period	$ –	$ 4,502,947
Cash interest payments	$ 2,865,684	$ 1,886,921
Cash tax payments	$ 157,382	$ –
Cash distributions declared per unit (Note 8)	$ 2.40	$ 0.20
See accompanying notes to consolidated financial statements.		

Notes to Consolidated Financial Statements

1. *Structure of the trust*

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to trust indentures and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest Operations"). The Trust acquires and holds net profit interests in oil and natural gas properties in Alberta acquired and held by Harvest Operations and WestCastle Energy Inc. ("WestCastle"). The Trust acquires and holds net profit interests in oil and natural gas properties in Saskatchewan and held by Harvest Sask. Energy Trust. The Trust is the sole unitholder of the Harvest Sask. Energy Trust. Harvest Operations is the sole shareholder of WestCastle. All properties under the Trust, are operated by Harvest Operations.

The beneficiaries of the Trust are the holders of trust units. The Trust makes monthly distributions of its distributable cash to unitholders of record on the last business day of each calendar month.

2. *Significant accounting policies*

These consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(A) CONSOLIDATION

These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries Harvest Operations, WestCastle and Harvest Sask. Energy Trust. All inter-entity transactions and balances have been eliminated upon consolidation.

(B) USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization and site restoration and reclamation and amounts used for the ceiling test calculation are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates are subject to measurement uncertainty.

(C) REVENUE RECOGNITION

Revenues associated with the sale of the subsidiaries crude oil, natural gas and natural gas liquids are recognized when title passes from the subsidiaries to their customers.

(D) CASH AND SHORT-TERM INVESTMENTS

Short-term investments with maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximate market value.

(E) JOINT VENTURE ACCOUNTING

The subsidiaries of the Trust conduct substantially all of their oil and natural gas production activities through joint ventures, and the accounts reflect only their proportionate interest in such activities.

(F) PROPERTY, PLANT AND EQUIPMENT

The Trust follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. Maintenance and repairs are charged against income. Renewals and enhancements that extend the economic life of the capital assets are capitalized.

Gains and losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20 percent or more.

CEILING TEST

The Trust places a limit on the aggregate cost of capital assets, which may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is a cost recovery test whereby the capitalized costs, less accumulated depletion and site restoration and the lower of cost and market value of unproved land, are limited to an amount equal to estimated undiscounted future net revenues from proved reserves, less general and administrative expenses, site restoration, management fees, future financing costs and applicable income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to income.

SITE RESTORATION AND RECLAMATION PROVISION

The Trust provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

DEPLETION, DEPRECIATION AND AMORTIZATION

Provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation and amortization of office furniture and equipment is provided for at rates ranging from 20 percent to 50 percent per annum.

(G) INCOME TAXES

The Trust and Harvest Sask. Energy Trust are taxable entities under the Income Tax Act (Canada) and are taxable only on income that is not distributed or distributable to the unitholders. As both the Trust and Harvest Sask. Energy Trust plan to distribute all of their taxable income to their respective unitholders and meet the requirements of the Income Tax Act (Canada) applicable to a Trust, neither the Trust nor Harvest Sask. Energy Trust make provisions for future income taxes.

Harvest Operations and WestCastle follow the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and its respective tax base, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

(H) UNIT-BASED COMPENSATION

The Trust uses the fair value method of accounting for the trust unit incentive plan (Note 9). Under the terms of the plan, the exercise price of rights granted may be reduced in future periods based on the distributions made to Trust unitholders. The compensation expense is recognized into income over the vesting period of the associated unit appreciation right.

(I) DEFERRED FINANCING CHARGES

Deferred financing charges relate to costs incurred on the issuance of debt and are amortized on a straight-line basis over the term of the debt, and are included in the associated interest expense.

(J) FINANCIAL INSTRUMENTS

Harvest Operations enters into financial instruments to manage its exposure to adverse fluctuations in commodity prices, foreign currency exchange rates, electricity costs and interest rates. Harvest Operation's policy is not to utilize derivative financial instruments for trading or speculative purposes. Realized gains or losses on financial instruments that are designated and assessed effective as hedges are recognized in income concurrently with the underlying hedged transaction. If the hedge of an anticipated transaction is terminated or ceases to be effective, the associated gain or loss at that date is deferred and recognized concurrently with

the anticipated transaction. Subsequent changes in value of the financial instruments are reflected in income. Harvest may also enter into debt denominated in U.S. dollars as an economic hedge of the impact of foreign currency exchange rates on future revenues.

(K) **FOREIGN CURRENCY TRANSLATION**

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

(L) **COMPARATIVE FIGURES**

Certain prior period's comparative figures have been reclassified to conform to the current year's presentation.

3. *Changes in accounting policy*

TRUST UNIT INCENTIVE PLAN

The Trust has elected to prospectively adopt the amendments to CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments". Under this section, the Trust has chosen to recognize compensation expense when trust unit rights are granted under the trust unit incentive plan with no cash settlement features on a prospective basis. As such, compensation expense has been calculated on all trust unit rights issued on or subsequent to January 1, 2003. The fair value of trust unit rights issued has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

As a result of adopting this amendment, the net income for the year ended December 31, 2003 has decreased by $234,503.

4. *Acquisitions*

On June 1, 2003, the Trust acquired all of the common shares and the Net Profit Interest ("NPI") of a private company. Total consideration paid by the Trust was $10.1 million, and consisted of the issuance of 625,000 trust units at a price of $10.00 per trust unit (Note 8), $3 million in cash and an $850,000 unsecured demand promissory note that bears interest at 10 percent per annum effective June 27, 2003. The acquisition has been accounted for using the purchase price method.

On October 16, 2003, the Trust acquired the Carlyle Properties in southeastern Saskatchewan for total consideration of approximately $79.5 million before costs and purchase price adjustments. The acquisition was partially financed by the issue of trust units on October 16, 2003 (Note 8) with the balance being funded by Harvest Operations bank facility.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Harvest Operations has not yet completed its final calculation of the assets acquired and liabilities assumed and therefore, the purchase price allocation maybe subject to change.

	Amount
Acquisition of Private Company	
Property, plant & equipment	$ 15,400,255
Working capital, net	(2,500,745)
Bank debt	(2,799,510)
	10,100,000
Acquisition of Private Company	
Property, plant & equipment	79,500,000
	$ 89,600,000

5. *Property, plant and equipment*

December 31, 2003	Cost	Accumulated depletion, depreciation and amortization	Net book value
Oil and natural gas properties	$ 162,079,020	$ (25,977,561)	$ 136,101,459
Production facilities and equipment	47,071,008	(8,345,533)	38,725,475
Office furniture and equipment	707,773	(157,476)	550,297
	$ 209,857,801	$ (34,480,570)	$ 175,377,231

December 31, 2002	Cost	Accumulated depletion, depreciation and amortization	Net book value
Oil and natural gas properties	$ 55,188,754	$ (3,841,661)	$ 51,347,093
Production facilities and equipment	21,343,287	(1,271,752)	20,071,535
Office furniture and equipment	236,295	(23,416)	212,879
	$ 76,768,336	$ (5,136,829)	$ 71,631,507

General and administrative costs of $1,311,233 and $174,425 have been capitalized during the year ended December 31, 2003 and period ended December 31, 2002, respectively.

All costs are subject to depletion and depreciation at December 31, 2003. In addition, future development costs of $15.2 million (2002 – $9.9 million) are included in depletion and depreciation calculations at December 31, 2003.

In accordance with Canadian GAAP, the Trust has performed a ceiling test as at December 31, 2003. Using December 31, 2003 commodity prices of WTI US$ 32.78 per barrel for crude oil and AECO $5.87 per mcf for natural gas, resulted in a ceiling test excess.

6. *Demand loan*

On October 16, 2003, Harvest Operations entered into a credit agreement with a syndicate of Canadian chartered banks and the Alberta Treasury Branches. The revolving reducing demand loan provides a borrowing base of $89 million with availability reducing by $4.5 million on the last day of each calendar month starting January 31, 2004. The demand loan permits drawings in Canadian or U.S. dollars, and includes bankers acceptances, LIBOR, $10 million in letters of credit and a $3 million mark to market facility to be used for financial instrument hedging. The demand loan bears interest at rates ranging from 0.25 percent to 2 percent above the applicable Canadian or U.S. prime depending upon the type of borrowing and the debt to annualized cash flow ratio. The demand loan is secured by a $150 million debenture with a floating charge over all of the assets of the Corporation. The distributions payable to the Trust's unitholders, the equity bridge notes (Note 10), and the convertible debentures (Note 15) are subordinate to the obligations of the demand loan. Certain restrictive covenants, including a working capital ratio of at least one to one and that Harvest maintains a minimum hedging of 50 percent and 25 percent of oil volumes for the first four forward quarters and next four calendar quarters respectively, are required to be maintained for the purpose of measuring Harvest Operations' ability to meet its obligation under the credit agreement.

7. *Site restoration and reclamation*

Site restoration involves the surface clean up and reclamation of well site and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantlement of facilities as well as the decontamination and reclamation of these lands. Total estimated future costs are approximately $29.9 million of

which $4.3 million has been accrued to December 31, 2003. The Board of Directors has established a notional fund to ensure that cash is available to carry out the future site restoration and reclamation work. This fund is an allocation restricting utilization of the borrowing base under the demand loan, and is currently being accrued at $125,000 per month, the monthly accrued amount is reviewed annually. The fund is reduced for actual site restoration and reclamation expenditures incurred. The balance of the fund as at December 31, 2003 was $1,047,760.

8. *Unitholders' capital*

(A) AUTHORIZED

The authorized capital consists of an unlimited number of trust units.

Each trust unitholder is entitled to a beneficiary interest in any distribution of the Trust and in any net assets in the event of termination or wind-up. Trust units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95 percent of the average market price of the trust units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Trust in respect of redemptions in any calendar month shall not exceed $100,000. To the extent that a unitholder is entitled to a redemption payment, it will be satisfied by a cash payment from the Trust or by the Trust distributing a pro-rata number of Harvest Operations' notes or distributing its own notes.

(B) ISSUED

	Number of units	Amount
Issued for cash on formation(i)	100	$ 100
Initial public offering(ii)	4,312,500	34,500,000
Settlement of debenture(iii)	5,000,000	5,000,000
Cancel the initial units issued on formation(i)	(100)	(100)
Unit issue costs	–	(2,772,003)
As at, December 31, 2002	9,312,500	$36,727,997
Exercise of warrants(iv)	150,000	150,000
Special warrant exercise(v)	1,500,000	15,000,000
Acquisitions(vi)	825,000	8,350,000
Trust unit issue(vii)	4,312,500	48,645,000
Distribution reinvestment plan issuance(viii)	1,009,006	10,637,657
Share issue costs	–	(2,103,917)
As at, December 31, 2003	17,109,006	$ 117,406,737

(i) On July 10, 2002, the Trust issued 100 units for cash proceeds of $100. As per the agreement on the initial issuance, the units were cancelled upon the completion of the initial public offering on December 5, 2002.

(ii) On December 5, 2002, the Trust issued 3,750,000 trust units for $27.6 million, net of a 6 percent underwriters' fee and $702,003 of issue costs. The net proceeds were used to fully repay a loan from a corporation controlled by a director of Harvest Operations and partially repay the bank loans. In conjunction with this initial public offering, the Trust granted the underwriters an option, to purchase up to an additional 562,500 trust units at a price of $8.00 per unit. On December 17, 2002, the underwriters exercised the option; the net proceeds were used to partially repay the bank loans.

(iii) Upon completion of the initial public offering the Trust paid the trust debenture principal and interest thereon, by the issuance of 5,000,000 trust units and a cash payment of $34,829.

(iv) On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

(v) On March 7, 2003, 1,500,000 special warrants were exercised into trust units. The special warrants were issued on February 4, 2003 for $13,700,000, net of a 5 percent underwriters' fee and approximately $550,000 of issues costs.

(vi) On May 27, 2003, the Trust issued 200,000 trust units at a price of $10.50 per trust unit, for consideration of the purchase of a crude oil producing property.

On June 27, 2003, the Trust issued 625,000 trust units at a price of $10.00 per trust unit, for partial consideration of the purchase of a private company (Note 4).

(vii) On October 16, 2003, the Trust issued 4,312,500 trust units at a price of $12.00 per trust unit, for proceeds of $51.75 million, net of a 6 percent underwriters' fee and $346,000 of issue costs. The net proceeds were used to partially fund the acquisition of Carlyle properties in southeast Saskatchewan.

(iix) The following table summarizes the issuance of trust units under the distribution reinvestment plan ("DRIP"):

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP		Amount
January	January 31, 2003	February 17, 2003	79,208	$	794,650
February	February 28, 2003	March 17, 2003	73,230		780,223
March	March 31, 2003	April 15, 2003	96,019		907,805
April	April 30, 2003	May 15, 2003	98,535		925,662
May	May 31, 2003	June 16, 2003	103,059		990,697
June	June 30, 2003	July 15, 2003	104,425		989,718
July	July 31, 2003	August 15, 2003	92,818		989,612
August	August 29, 2003	September 15, 2003	88,095		1,007,068
September	September 30, 2003	October 15, 2003	89,578		1,028,349
October	October 31, 2003	November 14, 2003	88,256		1,046,629
November	November 28, 2003	December 15, 2003	95,783		1,177,244
December 31, 2003			1,009,006	$	10,637,657

(c) **Per unit information**

The following table summarizes the trust units used in calculating income per trust unit.

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Weighted average trust units outstanding, basic	12,590,937	1,391,608
Effect of trust unit rights	411,868	87,500
Weighted average trust units outstanding, diluted	13,002,805	1,479,108

9. *Trust unit incentive plan*

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,121,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights	Weighted average exercise price
Granted on November 25, 2002	787,500	$ 8.00
Average reduction in exercise price due to distributions	–	(0.20)
As at, December 31, 2002	787,500	7.80
Granted, January 24, 2003	32,500	10.21
Granted, February 14, 2003	34,500	10.75
Granted, July 15, 2003	12,500	10.18
Granted, July 17, 2003	7,500	10.20
Granted, July 18, 2003	11,000	10.30
Granted, October 17, 2003	73,400	12.19
Granted, December 15, 2003	106,250	13.15
Average reduction in exercise price due to distributions	–	(2.02)
As at, December 31, 2003	1,065,150	$ 6.86

All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Expected volatility	23.30%	25.60%
Risk free interest rate	4.08%	3.00%
Expected life of the trust unit rights	4 years	4 years
Estimated annual distributions per unit	$ 2.40	$ 2.40

For the purposes of pro forma disclosures, the estimated fair value of all of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Net income		
As reported	$ 16,710,002	$ 5,136,093
Pro forma	$ 15,422,502	$ 4,969,520
Income per unit – basic		
As reported	$ 1.33	$ 3.69
Pro forma	$ 1.20	$ 3.57
Income per unit – diluted		
As reported	$ 1.29	$ 3.46
Pro forma	$ 1.16	$ 3.35

During the year ended December 31, 2003 and the period from July 10 to December 31, 2002, the Trust has recognized $234,563 and $4,500 respectively, in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income.

10. Equity bridge note

On July 28, 2003, the Trust entered into two equity bridge note agreements, which provide for advances in aggregate of up to $40 million. The terms and conditions are identical for both agreements, which is comprised of a $30 million agreement with a corporation controlled by a director of Harvest Operations, and a $10 million agreement with a director of Harvest Operations.

Under the terms of the agreements, interest is paid quarterly in arrears and is calculated daily at a fixed rate of 10 percent per annum. The Trust has the option to settle the quarterly interest payments with cash or the issue of trust units. If the Trust elects to issue trust units, the number of trust units to be issued to settle a quarterly payment shall be the equivalent to the quarterly payment amount divided by 90 percent of the most recent ten-day weighted average trading price.

The Trust also has the option to repay the principal amounts outstanding at any time. If the Trust chooses to partially repay the outstanding principal amount, such payment is to be made in cash. If the Trust elects to repay the full principal amount plus the accrued quarterly payment at maturity, the Trust then has the option to settle its obligation with cash or with the issue of trust units. The terms to settle with units is the same as with the interest option described above. The outstanding principal portion and all accrued and unpaid interest on the equity bridge note agreements is due and payable in full on January 1, 2005. Security has been provided in the form of a fixed and floating debenture on the Trust's NPI. The equity bridge lenders may demand payment of the full amount if specified events of default under the equity bridge note agreements occur. On September 29, 2003, the equity bridge note agreements were amended to extend the uses permitted under the previous agreements, to include repayment of bank debt. As at December 31, 2003, there was $25 million drawn on the equity bridge notes, and accrued interest of $665,069 which was paid subsequent to the year end (Note 15). Total interest incurred and paid during the year on the equity bridge was $870,274 and $205,205 respectively. Interest in respect of the equity bridge notes is a charge to unitholders' equity and not included in income.

11. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities of Harvest Operations and WestCastle for financial reporting purposes and the amounts used for income

tax purposes. During 2003, legislation regarding the reduction of certain Federal and Provincial corporate income tax rates have received Royal Assent. These rate changes are expected to be applied in varying degrees over the next five years, and have resulted in an effective tax rate of approximately 34 percent for the Trust, to be applied on the temporary difference in the future tax calculation.

The provisions for future income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates to the reported income before taxes as follows:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Income before taxes	$ 8,705,346	$ 3,910,864
Computed income tax expense at the statutory rates of 40.6 percent and 42.1 percent, respectively	3,536,112	1,646,473
Amount included in trust income	(13,293,485)	(2,912,280)
	(9,757,373)	(1,265,807)
Increase (decrease) resulting from the following:		
Non-deductible Crown royalties and other payments	(61,482)	9,400
Federal resource allowance	2,061,812	(17,000)
Unit appreciation rights expense	98,935	–
Foreign exchange gain	(1,281,561)	–
Rate change	794,419	–
Other	(16,788)	1,407
Future income taxes	$ (8,162,038)	$ (1,272,000)

The components of the future tax assets are as follows:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Future tax assets:		
Tax pools of oil and natural gas in excess of net book value	$ 8,782,000	$ 552,700
Resource allowance	1,203,000	172,000
Tax loss carryforwards	1,600,000	547,300
Net future tax asset	$ 11,585,000	$ 1,272,000

At December 31, 2003, the Trust has tax pools aggregating $118 million, including $0.8 million in non-capital losses which will expire in 2009. The tax pools exceed the corresponding book values by approximately $7.7 million.

At December 31, 2003, Harvest Sask Energy Trust has tax pools aggregating $47.5 million. The corresponding book values exceed the tax pools by approximately $4 million.

At December 31, 2003, Harvest Operations has tax pools aggregating $44.8 million, including $4.1 million in non-capital losses of which $1.1 million and $3 million expire in 2009 and 2010, respectively. The tax pools exceed the corresponding book values by approximately $24.7 million.

At December 31, 2003, Westcastle has tax pools aggregating $7.1 million. The tax pools exceed the corresponding book values by approximately $7 million.

12. *Financial instruments*

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

(A) FAIR VALUES

Financial instruments of the Trust consist mainly of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, distributions payable, large corporation taxes payable and current debt. As at December 31, 2003, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair value.

(B) INTEREST RATE RISK

The Trust is exposed to interest rate risk on its long-term debt.

(C) CREDIT RISK

Substantially all of the accounts receivable are due from customers in the oil and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with the Trust. The Trust periodically assesses the financial strength of its partners and customers, including parties involved in the marketing or other commodity arrangements. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

(D) FOREIGN EXCHANGE RATE RISK

The Trust is exposed to the risk of changes in the Canadian/U.S. dollar exchange rate on sales of commodities that are denominated in U.S. dollars or directly influenced by U.S. dollar benchmark prices. During 2003, the Trust borrowed funds denominated in U.S. dollars as an economic hedge of the impact of exchange rates on sales during the year. As at December 31, 2003 all of the U.S. dollar debt had been repaid.

(E) COMMODITY RISK MANAGEMENT

The Trust uses oil sales contracts and derivative financial instruments to comply with this requirement. Under the terms of some of the derivative instruments, Harvest Operations is required to provide security from time to time based on the underlying market commodity price of those contracts. The Trust is also exposed to counterparty risk for theses derivative contracts. This risk is managed by diversifying the Trust's derivative portfolio among a number of counterparties.

The following is a summary of the oil sales contracts with price swap or collar features as at December 31, 2003, that have fixed future sales prices:

	Commodity collar contracts based on West Texas Intermediate		
Daily Quantity	Term	Price per Barrel (Note 1)	Mark to Market Gain (Loss) Cdn $
2,500 bbls per day	January through December 2004	U.S.$22.00 – 28.10	($2,456,677)
1,000 bbls per day	January through December 2004	U.S.$23.00 – 27.95 ($18.00)	($1,095,885)
1,000 bbls per day	January through December 2004	U.S.$25.00 – 28.25 ($18.00)	($954,367)
500 bbls per day	January through December 2004	U.S.$27.50 – 31.00 ($20.25)	$154,929
500 bbls per day	January through December 2004	U.S.$27.65 – 33.00 ($21.00)	($47,173)

Note 1: Harvest has sold a put option at the price denoted in brackets, for the same volumes as the associated commodity contract. The counterparty may exercise this option if the respective index falls below the specified price on a monthly settlement basis.

	Commodity collar contracts based on West Texas Intermediate		
Daily Quantity	Term	Price per Barrel (Note 1)	Mark to Market Gain (Loss) Cdn $
1,510 bbls per day	January through March 2004	U.S.$23.23	($1,553,580)
1,300 bbls per day	January through March 2004	U.S.$24.33	($1,171,187)
500 bbls per day	January through December 2004	U.S.$24.12 ($15.50)	($1,441,863)
500 bbls per day	January through December 2004	U.S.$24.25	($1,399,408)
500 bbls per day	January through December 2004	U.S.$29.32	($203,583)
1,430 bbls per day	April through June 2004	U.S.$22.93	($1,297,309)
1,200 bbls per day	April through June 2004	U.S.$25.50	($2,911,765)
1,380 bbls per day	July through September 2004	U.S.$22.70	($1,098,458)
500 bbls per day	July through September 2004	U.S.$24.56	($287,414)
1,325 bbls per day	October through December 2004	U.S.$22.54	($957,680)
500 bbls per day	October through December 2004	U.S.$24.03	($272,808)
500 bbls per day	January through December 2004	U.S.$30.50	$74,736
500 bbls per day	January through December 2005	U.S.$24.00	($811,076)
1,100 bbls per day	January through March 2005	U.S.$22.38	($714,041)
1,030 bbls per day	April through June 2005	U.S.$22.18	($652,039)
	Commodity swap contracts based on the Lloydminster Blend Crude differential		
2,000 bbls per day	January through December 2004	U.S.($7.75)	$1,368,005
1,000 bbls per day	January through December 2004	U.S.($8.20)	$471,726
500 bbls per day	January through December 2004	U.S.($7.90)	$306,622

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at December 31, 2003:

	Commodity swap contracts based on electricity prices		
Quantity	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2004	Cdn$46.00	$384,300
5MW	January through December 2004	Cdn$46.00	$384,300
5MW	January through December 2004	Cdn$45.50	$406,260
5MW	January through December 2005	Cdn$43.00	$153,300
9.75MW	January 2004 through March 2006	Cdn$44.50	$1,372,920

	Commodity swap contracts based on electricity prices		
Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2005	8.40 GJ/MWh	$46,253

	Foreign Currency Contracts		
Monthly Contract Amount	Term	Contract Rate	Mark to Market Gain (Loss) Cdn $
US$ 3 million	January through December 2004	1.3333 Cdn/U.S.	$1,735,435

At December 31, 2003 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $12,467,527. Harvest Operations has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at December 31, 2003, this amount totaled $11,899,127 and is recorded in the prepaid expense and deposits balance.

13. *Change in non-cash working capital*

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Changes in non-cash working capital items:		
Accounts receivable	$ (5,589,776)	$ (13,577,870)
Prepaid expenses and deposits	(11,596,322)	(534,573)
Accounts payable and accrued liabilities	11,546,159	5,640,176
Cash distributions payable	1,559,301	–
Accrued interest payable	(57,842)	389,349
Equity bridge interest payable	665,069	–
	$ (3,473,411)	$ (8,082,918)
Changes relating to operating activities	$ (12,285,485)	$ (6,974,243)
Changes relating to financing activities	2,224,370	781,049
Changes relating to investing activities	330,516	(1,889,724)
Add: Non cash changes	6,257,188	–
	$ (3,473,411)	$ (8,082,918)

14. *Related party transactions*

A director and a corporation controlled by a director of Harvest Operations, have advanced $33.5 million and were repaid $8.5 million under the equity bridge note during the year ended December 31, 2003. The Trust paid $205,205 of the total $870,274 interest accrued during the year. (Note 10)

A corporation controlled by a director of Harvest Operations, had advanced $25 million and was repaid $25 million under a bridge note during the year ended December 31, 2003. The Trust paid $71,233 in interest on this bridge note during the year.

A corporation controlled by a director of Harvest Operations exercised warrants to purchase 150,000 trust units for proceeds of $150,000 on January 24, 2003. (Note 8)

A corporation controlled by a director of Harvest Operations sublets office space and is provided administrative services at fair market value.

15. *Subsequent events*

On January 1, 2004, WestCastle amalgamated with Harvest Operations.

On January 2, 2004, the Trust paid $665,069 of the accrued interest payable related to the equity bridge note. (Notes 10 and 14)

On January 29, 2004, the Trust closed an issue of 60 thousand 9 percent convertible unsecured subordinated debentures due May 31, 2009. This financing provided proceeds of $60 million. Interest on the debentures is payable semi-annually in arrears in equal installments on May 31 and November 30 in each year, commencing May 31, 2004. The debentures are convertible into fully paid and non-assessable trust units at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per trust unit plus a cash payment for accrued interest and in lieu of the fractional trust units resulting on the conversion. The debentures may be redeemed by the Trust at its option in whole or in part subsequent to May 31, 2007, at a price equal to $1,050 per debenture between June 1, 2007 and May 31, 2008 and at $1,025 per debenture between June 1, 2008 and May 31, 2009. Any redemption will include accrued and unpaid interest at such time when completed. The Trust may also elect to redeem the debentures upon maturity with the issue of trust units at a price equal to 95 percent of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date A settlement in trust units is subject to specified notice and regulatory approval. Upon the issue of the debentures, the Trust repaid the $25 million equity bridge note outstanding as at December 31, 2003 (Note 10), and accrued interest of $185,232.

On February 16, 2004, 13,700 trust unit rights were issued to employees under the trust unit incentive plan with an exercise price of $13.35 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On February 24, 2004, 12,000 trust unit rights were issued to employees under the trust unit incentive plan with an exercise price of $13.75 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

Between January 22, 2004 and March 31, 2004 11,250 trust unit rights were exercised or settled, of which 5,000 were settled in cash for approximately $30,000 by the Trust, and 6,250 trust units were issued at an exercise price of $5.20 per unit. Also during this period, 15,875 trust unit appreciation rights were cancelled.

On March 15, 2004, $1 million of the convertible debentures issued on January 29, 2004 were converted into 71,428 trust units. In conjunction with this conversion, the Trust also paid a total of $11,350 in cash for accrued interest and in lieu of fractional units.

On March 19, 2004, Harvest Operations entered into a fixed price swap to purchase 1,008 GJ of natural gas at $6.05 per GJ, from January 1 to December 31, 2005. This contract was purchased with the intent to be combined with the previously purchased swap on the electricity heat rate for $8.40 GJ/MWh for 5MW during the same period. These two instruments in combination, have effectively resulted in the purchase of 5MW of electricity at $50.82 per MWh.

The following is a summary of the Trust distributions announced and paid subsequent to the year end:

Distribution Month	Record Date	Payment Date	Trust Units Issued Under DRIP	Total Amount of Distribution
December, 2003	December 31, 2003	January 15, 2004	54,761	$ 3,421,801
January	January 31, 2004	February 16, 2004	14,870	3,432,753
February	February 27, 2004	March 15, 2004	24,980	3,435,774
March	March 31, 2004	April 15, 2004	21,825	3,456,300

On April 14, 2004 the Trust declared a distribution of $0.20 per trust unit payable to unitholders of record on April 30, 2004. The distribution payment is estimated to total $3,460,671 and will be paid on May 14, 2004.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations subsequent to December 31, 2003, that have fixed future sales prices:

Commodity collar contracts based on West Texas Intermediate			
Trade date	Daily Quantity	Term	Price per Barrel (Note 1)
January 21, 2004	500 bbls per day	January through June 2005	U.S.$28.00 – 31.20 ($21.00)
February 20, 2004	500 bbls per day	January through June 2005	U.S.$28.00 – 30.70 ($22.00)
February 20, 2004	500 bbls per day	July through December 2005	U.S.$27.50 – 29.80 ($22.00)
February 27, 2004	500 bbls per day	January through June 2005	U.S.$28.00 – 32.25 ($22.00)
March 10, 2004	500 bbls per day	January through June 2005	U.S.$29.00 – 32.50 ($22.00)
March 10, 2004	500 bbls per day	July through December 2005	U.S.$28.00 – 31.50 ($22.00)
March 18, 2004	500 bbls per day	January through June 2005	U.S.$29.00 – 34.60 ($22.00)

Note 1: Harvest has sold a put option at the price denoted in parenthesis, for the same volumes as the associated commodity contract. The counterparty may exercise this option if the respective index falls below the specified price on a monthly settlement basis.

16. Commitments and contingencies

From time to time, the Trust is involved in litigation or has claims sought against it in the normal course of business operations. Management of the Trust is not currently aware of any claims or actions that would materially affect the Trust's reported financial position or results from operations.

The Trust has letters of credit outstanding in the amount of approximately $3.3 million, related to electricity infrastructure usage. These letters are provided by the Trust's lenders under the availability of the demand loan. The letters expire throughout 2004, and are expected to be renewed as required.

FILE NO 82-34779

Burnet,
Duckworth
& Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 57686-11

Via Sedar

May 20, 2004

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Securities Administration Branch, New Brunswick
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Yukon Territory
Registrar of Securities, Northwest Territories
Registrar of Securities, Nunavit

Dear Sirs:

Re: Harvest Energy Trust – Notice of Filing of Annual Information Form

Please take notice that Harvest Energy Trust has filed its Renewal Annual Information Form for the year ended December 31, 2003, under National Instrument 51-102 – Continuous Disclosure Obligations under Project No. 649790. Please note that Harvest Energy Trust intends to rely on that Annual Information Form for the purposes of National Instrument 44-101 – Short Form Prospectus Distributions.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "Keith A. Greenfield"

KEITH A. GREENFIELD

KAG/lr

G:\057686\0011\AIF Notice of Filing.doc

FILE NO 82-34779

VALIANT
Trust Company

510, 550~6th Avenue S.W.
Calgary, Alberta, Canada
T2P 0S2

Telephone: 403.233.2801
Facsimile: 403.233.2857
Email: valiant@telusplanet.net

May 19, 2004

Alberta Securities Commission *(via SEDAR)*
British Columbia Securities Commission *(via SEDAR)*
Saskatchewan Securities Commission *(via SEDAR)*
Manitoba Securities Commission *(via SEDAR)*
Ontario Securities Commission *(via SEDAR)*
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Dear Sirs:

Re: Harvest Energy Trust
Annual and Special Meeting of Unitholders
To Be Held on June 22, 2004

In our capacity as the Agent for Harvest Energy Trust, we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual meeting material which was mailed to the unitholders of Harvest Energy Trust, on **May 19, 2004**.

We trust this is satisfactory.

Yours truly,

"Beau Cairns"
Beau Cairns
Officer, Income Trusts

c.c. Harvest Energy Trust
Attn: Ms. Debbie Harrison

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF **HARVEST ENERGY TRUST** ("TRUST"),
OF	)	THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
ALBERTA	)	TO BE HELD ON **JUNE 22, 2004**.

I, BEAU CAIRNS, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1. I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2. ON **MAY 19, 2004**, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON MAY 18, 2004, **WERE THE REGISTERED HOLDERS OF TRUST UNITS OF THE TRUST, COPIES OF EXHIBITS "A" THROUGH "E" AND "G";**

   (a) **a copy of the NOTICE OF ANNUAL AND SPECIAL MEETING OF UNITHOLDERS marked EXHIBIT "A" and identified by me;**

   (b) **a copy of the INFORMATION CIRCULAR-PROXY STATEMENT marked EXHIBIT "B" and identified by me;**

   (c) **a copy of the INSTRUMENT OF PROXY marked EXHIBIT "C" and identified by me;**

   (d) **a copy of the 2003 ANNUAL REPORT marked EXHIBIT "D" and identified by me;**

   (e) **a copy of the NOTICE REGARDING THE CHANGE IN RECORD DATE marked EXHIBIT "E" and identified by me;**

   (f) **a SUPPLEMENTAL MAIL LIST CARD marked EXHIBIT "F" and identified by me;**

   (g) **a RETURN ENVELOPE marked EXHIBIT "G" and identified by me.**

3. I FURTHER CONFIRM THAT COPIES OF EXHIBITS "A" THROUGH "F" AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER **STARTING ON MAY 18, 2004 AND COMPLETED ON MAY 19, 2004 TO EACH INTERMEDIARY HOLDING TRUST UNITS OF THE TRUST WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS' NATIONAL INSTRUMENT 54-101 REGARDING UNITHOLDER COMMUNICATION.**

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVINCE OF ALBERTA
THIS 19TH DAY OF MAY 2004.

"Pam Elliott"	"Beau Cairns"
COMMISSIONER FOR OATHS IN AND FOR THE PROVINCE OF ALBERTA My commission expires on November 15, 2006.	BEAU CAIRNS

FILE NO 82-34779

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, David M. Fisher, Vice President, Finance, and acting as Chief Financial Officer, of Harvest Operations Corp. on behalf of Harvest Energy Trust certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Harvest Energy Trust for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based in my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

(signed) "David M. Fisher"

FILE NO 82-3477

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, Jacob Roorda, President, and acting as Chief Executive Officer, of Harvest Operations Corp. on behalf of Harvest Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Harvest Energy Trust for the interim period ending March 31, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based in my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 14, 2004

(signed) "Jacob Roorda"

FILE NO. 82-34779

HARVEST ENERGY TRUST

2003 RENEWAL ANNUAL INFORMATION FORM

APRIL 30, 2004

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Trust is hereby providing cautionary statements identifying important factors that could cause the Trust's actual results to differ materially from those projected in forward-looking statements made in this Annual Information Form. Any statements that express or involve discussions as to expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always through use of words or phrases such as "will likely result", "are expected to", "will continue", "is anticipated", "estimated", "intends", "plans", "projection" and "outlook") are not historical facts and may be forward-looking and may involve estimates, assumptions and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Accordingly, any such statements are qualified in their entirety by reference to, and are accompanied by, the factors discussed throughout this Annual Information Form, and particularly in the risk factors set forth herein under "Risk Factors". Because actual results or outcomes could differ materially from those expressed in any forward-looking statements of the Trust made by or on behalf of the Trust, investors should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made, and the Trust undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law including applicable securities laws. New factors emerge from time to time, and it is not possible for management of the Corporation to predict all of such factors and to assess in advance the impact of each such factor on the Trust or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

SUPPLEMENTAL DISCLOSURE

Distributable cash and cash available for distribution and cash-on-cash yield are not recognized generally accepted accounting principles. Management believes that in addition to net income and net income per Trust Unit, distributable cash and cash available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that distributable cash, cash available for distribution and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles. **Investors are also cautioned that cash-on-cash yield represents a blend of return *of* investors' initial investment and a return *on* investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

GLOSSARY OF TERMS

In this Annual Information Form, the following terms shall have the meanings set forth below, unless otherwise indicated.

"ABCA" means the *Business Corporations Act* (Alberta), together with any or all regulations promulgated thereunder, as amended from time to time.

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and the Corporation pursuant to which the Corporation provides certain administrative and advisory services in connection with the Trust. See "Description of the Trust" and "Information Respecting the Corporation".

"Affiliate" means, with respect to the relationship between corporations, that one of them is controlled by the other or that both of them are controlled by the same Person and for this purpose a corporation shall be deemed to be controlled by the Person who owns or effectively controls, other than by way of security only, sufficient voting shares of the corporation (whether directly through the ownership of shares of the corporation or indirectly through the ownership of shares of another corporation or otherwise) to elect the majority of its board of directors.

"ARTC" means the Alberta Royalty Tax Credit, an Alberta provincial government program under which, in certain circumstances, tax credits may be provided against royalties on oil and natural gas production payable to the Province of Alberta.

"Board of Directors" or **"Harvest Board"** means the board of directors of the Corporation.

"Bridge Agreements" means, collectively, the Bridge Notes and the Equity Bridge Notes.

"Bridge Lenders" means, collectively, Caribou and the Chairman of the Corporation.

"Bridge Notes" means, collectively, the bridge notes dated September 29, 2003 between the Trust and each of the Bridge Lenders providing for advances of up to $30 million to the Trust to assist with the payout of the then existing credit facility and the payment of the Deferred Purchase Price Obligation as a result of the acquisition of the Carlyle Properties.

"Business Day" means a day, other than a Saturday, Sunday or statutory holiday in the Province of Alberta or any other day on which banks in Calgary, Alberta are not open for business.

"Capital Fund" means the cumulative amount of funds that the Trust retains from Cash Available For Distributions to finance future acquisitions and development of properties. See "Description of the Trust – Capital Fund".

"Caribou" means Caribou Capital Corp.

"Carlyle Properties" means various working, royalty, proprietary 3D seismic and other interests acquired pursuant to the Carlyle Properties Transaction as described under "Acquisition of Carlyle Properties".

"Carlyle Properties Acquisition Agreement" means the agreement of purchase and sale between the Carlyle Properties Vendor and the Corporation dated effective October 1, 2003 for the purchase of the Carlyle Properties.

"Carlyle Properties Transaction" means the acquisition of the Carlyle Properties by the Corporation pursuant to the Carlyle Properties Acquisition Agreement.

"Carlyle Properties Vendor" means a senior oil and natural gas partnership.

"Cash Available For Distribution" means, for any particular period, all amounts available for distribution during any applicable period by the Trust to holders of Trust Units prior to any retention by the Trust for the Capital Fund. See "Description of the Trust – Cash Available For Distribution".

"COGPE" means Canadian oil and natural gas property expense, as defined in the Tax Act.

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Corporation" means, as the context requires, the Trust's wholly-owned subsidiary, Harvest Operations Corp., a corporation amalgamated under the *Business Corporations Act* (Alberta) on January 1, 2004 and, prior to January 1, 2004, a corporation incorporated under the *Business Corporations Act* (Alberta);

"Corporation" means Harvest Operations Corp., a wholly-owned subsidiary of the Trust, and its wholly-owned subsidiaries.

"Current Bank Facility" means the credit facility provided by the Current Lender as more fully described under "Information Respecting the Corporation – Borrowing by the Corporation".

"Current Lender" means a syndicate of lenders comprised of two Canadian chartered banks and Alberta Treasury Branches.

"Debenture Indenture" means the trust indenture dated January 29, 2004 made among the Trust, the Corporation and the Debenture Trustee, as trustee.

"Debenture Trustee" means the trustee of the Debentures, Valiant Trust Company.

"Debentures" means the 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009.

"Deferred Purchase Price Obligation" means, collectively, the ongoing obligation of the Trust to pay to the Corporation and HST, to the extent of the Trust's available funds, an amount equal to 99% of the cost of, including any amount borrowed to acquire, any Canadian resource property acquired by the Corporation or HST, and the cost of, including any amount borrowed to fund, certain designated capital expenditures in relation to the Properties.

"Direct Royalties" means royalty interests in petroleum and natural gas rights acquired by the Trust from time to time pursuant to a Direct Royalties Sale Agreement.

"Direct Royalties Sale Agreement" means any purchase and sale agreement between the Trust and an Operating Subsidiary providing for the purchase by the Trust from an Operating Subsidiary of Direct Royalties.

"Distributable Cash" means, for any particular period, the Cash Available For Distribution less any amounts retained by the Trust for the Capital Fund.

"DRIP Plan" means the Trust's Distribution Reinvestment and Optional Unit Purchase Plan.

"Equity Bridge Notes" means, collectively, the equity bridge notes dated July 28, 2003 and amended September 29, 2003 between the Trust and each of the Bridge Lenders providing for advances of up to $40 million to the Trust to assist in the payout of the Corporation's then existing credit facility and the payment of the Deferred Purchase Price Obligation as a result of the Carlyle Properties Transaction.

"Exchangeable Shares" means the non-voting exchangeable shares in the capital of the Corporation.

"farmout" means an agreement whereby a third party agrees to pay for all or a portion of the drilling of a well on one or more of the Properties in order to earn an interest therein, with an Operating Subsidiary retaining a residual interest in such Properties.

"**Gross**" means:

(a) in relation to the Operating Subsidiaries' interest in production and reserves, its "Corporation gross reserves", which are the Operating Subsidiaries' interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Operating Subsidiaries;

(b) in relation to wells, the total number of wells in which the Operating Subsidiaries have an interest; and

(c) in relation to properties, the total area of properties in which the Operating Subsidiaries have an interest.

"HST" means Harvest Sask Energy Trust, a trust established under the laws of the Province of Alberta, wholly owned by the Trust.

"Initial Public Offering" means the initial public offering of 3,750,000 Trust Units at a price of $8.00 per Trust Unit completed on December 5, 2002, resulting in gross proceeds of $30,000,000, and includes the over-allotment option granted in favour of and exercised by the underwriters to acquire an additional 562,500 Trust Units at a price of $8.00 per Trust Unit, resulting in gross proceeds of $4,500,000.

"Interim Bank Facility" means the interim credit facility provided by the Interim Lender as more fully described under "Information Respecting the Corporation – Borrowing by the Corporation", which interim credit facility was replaced with the Current Bank Facility.

"Interim Lender" means the Canadian chartered bank providing the Interim Bank Facility.

"Management Group" means those directors and officers of the Corporation and their family members, close friends and business associates who owned the Management Group Debentures. See "Risk Factors – Public and Insider Ownership".

"Management Group Debentures" means debentures of 990148 Alberta Ltd. previously held by the Management Group. See "Risk Factors – Public and Insider Ownership".

"McDaniel" means McDaniel & Associates Consultants Ltd., independent oil and natural gas reservoir engineers of Calgary, Alberta.

"McDaniel Report" means the report of McDaniel dated April 1, 2004 evaluating the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries as at December 31, 2003.

"**Net**" means:

(a) in relation to the Operating Subsidiaries' interest in production and reserves, the Operating Subsidiaries' interest (operating and non-operating) share after deduction of royalties obligations, plus the Operating Subsidiaries' royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating the Operating Subsidiaries' working interest in each of its gross wells; and

(c) in relation to the Operating Subsidiaries' interest in a property, the total area in which the Operating Subsidiaries have an interest multiplied by the working interest owned by the Operating Subsidiaries.

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"Notes" means, collectively, the promissory notes issuable by the Corporation in series pursuant to a note indenture to be redeemed in consideration for a portion of the NPI, having a fair market value equal to such principal amount, and being subject to the following terms and conditions:

(a) being unsecured and bearing interest at 6% per annum payable monthly in arrears on the 20th day of the next following month;

(b) being subordinate to all senior indebtedness which includes all indebtedness for borrowed money or owing in respect of property purchases on any default in payment of any such senior indebtedness, and to all trade debt of the Corporation or any subsidiary of the Corporation or the Trust on any creditor proceedings such as bankruptcy, liquidation or insolvency;

(c) being subject to earlier prepayment, being due and payable on the 15th anniversary of the date of issuance;

(d) being an aggregate principal amount not to exceed $500 million, and

(e) being subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the Harvest Board.

"NPI" means, collectively, the net profit interest owing by the Operating Subsidiaries to the Trust pursuant to the NPI Agreements.

"NPI Agreements" means, collectively, the amended and restated net profit interest agreement dated September 27, 2002 between the Corporation and the Trust, the royalty agreement dated effective January 17, 2003 between WEI and BNY Trust Company of Canada and the net profit interest agreement dated October 17, 2003 between HST and the Trust and **"NPI Agreement"** means any one of these agreements, as applicable.

"NYMEX" means the New York Mercantile Exchange.

"Operating Subsidiaries" means, collectively, the Corporation and HST, each a wholly-owned subsidiary of the Trust, and **"Operating Subsidiary"** means either of the Corporation or HST, as applicable.

"Ordinary Resolution" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting.

"Permitted Investments" means:

(a) loan advances to the Corporation;

(b) interest bearing accounts of certain financial institutions including Canadian chartered banks and the Trustee;

(c) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(d) term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee) the short term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation or Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited;

(e) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and

(f) investments in bodies corporate, partnerships or trusts engaged in the oil and natural gas business;

provided that an investment is not a Permitted Investment if it:

(g) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(h) is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(i) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Person" includes an individual, a body corporate, a trust, a union, a pension fund, a government and a governmental agency.

"Prior Bank Facility" means the credit facility provided by the Prior Lender to the Corporation which was repaid in full on September 30, 2003.

"Prior Lender" means a syndicate of lenders with a U.S. bank as a lender and as administrative agent for all of the lenders.

"Pro Rata Share" means, of any particular amount in respect of a Unitholder at any time, the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time.

"Production" means the produced petroleum, natural gas and natural gas liquids attributed to the Properties.

"**Properties**" means the working, royalty or other interests of the Corporation and HST in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by the Corporation or HST from time to time.

"Property Interests" means petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by the Corporation or HST.

"Provost Properties" means Properties other than the Carlyle Properties.

"Provost Properties Vendors" means, collectively, the vendors from whom the Operating Subsidiaries acquired the Provost Properties.

"Record Date" means December 31 of each year hereafter and the last day of each calendar month or such other date as may be determined from time to time by the Trustee upon the recommendation of the Board of Directors.

"Reserve Fund" means the cumulative amount of production and other revenues entitled to be retained by the Operating Subsidiaries pursuant to the NPI Agreements to provide for payment of production costs which the Operating Subsidiaries estimate will or may become payable in the following six months for which there may not be sufficient production revenues to satisfy such production costs in a timely manner. See "Description of the Trust – The NPI and Direct Royalties – Reserve Fund".

"Reserve Life Index" or **"RLI"** means the amount obtained by dividing the quantity of proved plus probable reserves as at December 31, 2003, by the annualized 2004 production of petroleum, natural gas and natural gas liquids from those reserves as projected in the McDaniel Report.

"Reserve Value" means, for any petroleum and natural gas property at any time, the present worth of all of the estimated pre-tax cash flow net of capital expenditures from the proved plus probable reserves shown in the

McDaniel Report for such property, discounted at 10% and using forecast price and cost assumptions (a common benchmark in the oil and natural gas industry).

"Senior Indebtedness" means all indebtedness, liabilities and obligations of the Trust (whether outstanding as at the date of the Indenture or thereafter created, incurred or assumed or for which it is liable in respect of any guarantee, indemnity, suretyship or joint and several liability) (i) in respect of borrowed money of itself or any subsidiary; (ii) in connection with the acquisition of any business, properties or asset by itself or any subsidiary; (iii) in connection with risk mitigation instruments or agreements of itself or a subsidiary; (iv) to any trade creditors of itself or any subsidiary; or (v) renewals, extensions, restructurings, refinancings and refunding of any of the foregoing; unless the instrument creating or evidencing any of the foregoing provides that such indebtedness, liabilities or obligations are to rank *pari passu*, or subordinate, in right of payment to the Debentures.

"Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

"Special Warrants" means the special trust unit purchase warrants sold to a syndicate of underwriters on February 4, 2003, which warrants were exchanged for Trust Units upon their deemed exercise on March 7, 2003.

"Storm" means Storm Energy Limited.

"Subsequent Investments" means any of the investments that the Trust may make pursuant to the Trust Indenture, which includes:

(a) making payments to the Corporation pursuant to the Deferred Purchase Price Obligations under the NPI Agreement;

(b) making loans to the Corporation in connection with the Capital Fund; and

(c) temporarily holding cash and investments for the purposes of paying the expenses and liabilities of the Trust, making certain other investments as contemplated by Section 4.2 of the Trust Indenture, paying amounts payable to the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

provided that such investments will not be a Subsequent Investment if it:

(d) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(e) is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(f) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder.

"Trust" or **"Harvest"** means Harvest Energy Trust.

"Trust Fund" at any time, shall mean any of the following monies, properties and assets that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under the Trust Indenture:

(a) the amount paid to settle the Trust;

(b) all funds realized from the issuance of Trust Units;

(c) any Permitted Investments in which funds may from time to time be invested;

(d) all rights in respect of and income generated under the NPI Agreement with the Corporation, including the applicable NPI;

(e) all rights in respect of and income generated under a Direct Royalties Sale Agreement;

(f) any Subsequent Investment;

(g) any proceeds of disposition of any of the foregoing property including, without limitation, the Direct Royalties; and

(h) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition.

"Trust Indenture" means the amended and restated trust indenture dated July 10, 2003 between the Trustee and the Corporation as such indenture may be further amended by supplemental indentures from time to time.

"Trust Unit" means a trust unit of the Trust created, issued and certified under the Trust Indenture and outstanding and entitled to the benefits thereof.

"Trustee" means Valiant Trust Company, or its successor as trustee of the Trust.

"TSX" means the Toronto Stock Exchange.

"Unitholders" means the holders from time to time of one or more Trust Units.

"Unit Incentive Plan" means the Trust's unit incentive plan described under "Trust Unit Incentive Plan".

"U.S. Securities Act" means the *United States Securities Act of 1933*, as amended.

"WEI" means the Trust's former wholly-owned subsidiary, Westcastle Energy Inc., a corporation incorporated under the *Business Corporations Act* (Alberta) and which amalgamated with the Corporation on January 1, 2004, with the amalgamated corporation continuing under the name "Harvest Operations Corp.".

"Working Interest" or **"WI"** means an undivided interest held by a party in an oil and/or natural gas or mineral lease granted by a Crown or freehold mineral owner, which interest gives the holder the right to "work" the property (lease) to explore for, develop, produce and market the lease substances but does not include, among other things, a royalty, overriding royalty, gross overriding royalty, net profits interest or other interest that entitles the holder thereof to a share of production or proceeds of sale of production without a corresponding right or obligation to "work" the property.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	Barrel
Bbls	Barrels
Mbbls	thousand barrels
Bbls/d	barrels per day
Mmbbls	million barrels
NGLs	natural gas liquids

Natural Gas

Mcf	thousand cubic feet
Mmcf	million cubic feet
Bcf	billion cubic feet
Mcf/d	thousand cubic feet per day
Mmcf/d	million cubic feet per day
MMBTU	million British Thermal Units

Other

AECO	EnCana Corporation's natural gas storage facility located at Suffield, Alberta.
BOE	means barrel of oil equivalent, using the conversion factor of 6 Mcf of natural gas being equivalent to one Bbl of oil, unless otherwise specified. The conversion factor used to convert natural gas to oil equivalent is not necessarily based upon either energy or price equivalents at this time.
BOE/d	barrels of oil equivalent per day.
MBOE	means thousand barrels of oil equivalent.
MMBOE	means million barrels of oil equivalent.
OOIP	means original oil in place.
WTI	means West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade.
°API	means the measure of the density or gravity of liquid petroleum products derived from a specific gravity.
MW	megawatts of electrical power.
3D	three dimensional.
Darcies	means the measure of permeability (being the ease with which a single fluid will flow through connected pore space when a pressure gradient is applied).
porosity	means the measure of the fraction of pore space of a reservoir.
$000	thousands of dollars
$millions	millions of dollars

CONVERSIONS

The following table sets forth certain conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	cubic metres	28.174
cubic metres	cubic feet	35.494
Bbls	cubic metres	0.159
feet	metres	0.305
metres	feet	3.281
miles	kilometres	1.609
kilometres	miles	0.621
acres	hectares	0.405
hectares	acres	2.471

ALL DOLLAR AMOUNTS SET FORTH IN THIS ANNUAL INFORMATION FORM ARE IN CANADIAN DOLLARS, EXCEPT WHERE OTHERWISE INDICATED.

DATE OF INFORMATION

Unless otherwise specified, information in this Annual Information Form is as at the end of the Trust's most recently completed financial year, being December 31, 2003.

HARVEST ENERGY TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4. Although the Trust receives income from the NPI from each of the Operating Subsidiaries, all oil and natural gas operations are conducted through the Corporation and the Trust is managed solely by the Corporation pursuant to the Trust Indenture and the Administration Agreement.

Structure of the Trust

The structure of the Trust and the flow of cash from the Properties to the Operating Subsidiaries, from the Operating Subsidiaries to the Trust and from the Trust to Unitholders are set forth below:


Unitholders
Distributable Cash
Equity Bridge Notes
Harvest Energy Trust
Capital Fund (6)
Capital Fund Contribution
NPI Income (5)
Debt Service
Banking Facilities
Credit Advances
Operating Subsidiaries (1)(2)
Direct Royalties (4)
Net Revenue from the Sale of 99% of Production
Reclamation Fund
Reserve Fund
Properties (3)

Notes:

(1) As of January 1, 2004, the Operating Subsidiaries consist of Harvest Operations Corp. and Harvest Sask Energy Trust, each of which is a wholly-owned subsidiary of the Trust.

(2) Although the Trust receives NPI income from each of the Operating Subsidiaries, all operations and management of the Trust are conducted through the Corporation.

(3) The Operating Subsidiaries own the Properties.

(4) In addition to the NPI, the Trust holds various Direct Royalties.

(5) The Trust receives regular monthly payments in accordance with the NPI Agreements. See "Description of the Trust – The NPI and Direct Royalties".

(6) The Trust may retain up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of the Properties.

General Development of the Business

The following is a description of the general development of the business of the Trust.

The Corporation was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. The Board of Directors then reviewed its strategic alternatives and based on such review determined that the formation of an energy royalty trust was the optimal structure. On July 10, 2002, the Trust was formed pursuant to the Trust Indenture. On the same date, the Corporation and the Trust entered into a net profit agreement which has been amended and restated effective September 27, 2002 pursuant to which the Corporation

granted to the Trust the right to receive income from the net profit interest created thereby on Properties held by the Corporation from time to time. Pursuant to that NPI Agreement, the Trust paid to the Corporation $12.6 million using the proceeds from an interim loan provided by Caribou to the Trust.

On July 10, 2002 the Corporation acquired certain direct royalties and properties from a major oil and natural gas producer for an aggregate purchase price of $26.1 million. The acquisition consisted of an overriding royalty interest of 7.10688% in the Choice Viking Gas Unit No. 1, and an approximate 99% working interest in oil and natural gas producing properties that are both unitized and non-unitized. The purchase price was funded by an advance under the Corporation's credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust.

On August 1, 2002 the Corporation entered into an Agreement of Purchase and Sale with a major oil and natural gas producer to purchase certain direct royalties and properties effective June 1, 2002 for an aggregate purchase price of $71.8 million. The Corporation completed the acquisition on November 15, 2002 for a closing price of $53.2 million. The acquisition consisted of a direct royalty interest and an interest in oil and natural gas producing properties located in East Central Alberta. The purchase price was funded by an advance under the Corporation's credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust.

On December 5, 2002, the Trust completed the Initial Public Offering, which resulted in the issuance of 3,750,000 Trust Units and aggregate gross proceeds of $30.0 million. Approximately $22.9 million from the net proceeds of the Initial Public Offering was used to repay interim loans which had been provided by Caribou to the Trust (including accrued interest) and approximately $5.4 million from the net proceeds of the Initial Public Offering was used to partially repay bank indebtedness. The balance was used for general working capital purposes.

On December 17, 2002, the Trust issued 562,500 Trust Units to FirstEnergy Capital Corp. and Haywood Securities Inc. as a result of the exercise of an over-allotment option granted to them in connection with the Initial Public Offering. The gross proceeds from the sale of such Trust Units were $4.5 million.

On February 4, 2003, the Trust sold 1,500,000 Special Warrants to a syndicate of underwriters at a price of $10.00 per Special Warrant for net proceeds of $13.7 million. Each Special Warrant entitled the holder to receive on exercise or deemed exercise one Trust Unit for the payment of no additional consideration. On March 7, 2003, the Trust received receipts for a (final) prospectus qualifying the Trust Units issuable on exercise of the Special Warrants and on March 7, 2003, the Trust issued 1,500,000 Trust Units on the deemed exercise of the Special Warrants. The net proceeds were used to partially repay bank indebtedness and for working capital.

During April and May, 2003, the Corporation closed the acquisition of various interests in two properties in the Killarney area of Alberta. The properties were acquired from two major oil and natural gas producers for $13.2 million and the issuance of 200,000 Trust Units respectively. The cash acquisition was financed through the Corporation's credit facilities. Included with the acquisition was an interest in two oil batteries.

At the Annual and Special Meeting of Unitholders of the Trust held on June 12, 2003 (the "2003 Unitholders' Meeting"), Unitholders approved resolutions respecting each of the matters set forth below:

- to amend the Trust Indenture to authorize the creation of an unlimited number of special voting units ("Special Voting Units"). Each Special Voting Unit entitles the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such Special Voting Units;

- to amend the Trust Indenture to grant the Corporation (through the Board of Directors) the specific authority and responsibility for any and all matters relating to the terms of the NPI Agreement and other material contracts of the Trust (other than as otherwise provided in the Trust Indenture) including any amendments thereto;

- to amend the Trust Indenture to clarify and elaborate upon the responsibility which had previously been delegated to the Corporation in respect of matters relating to an issuance or offering of Trust Units or any other rights, warrants or other securities to purchase, to convert into or to exchange into Trust Units;

- to authorize an amendment of the articles of the Corporation to create a new class of non-voting common shares, issuable in series ("Non-Voting Shares"). Except for the right to notice of and to attend at any meetings of the shareholders of the Corporation, the holder of the Non-Voting Shares will have the same rights as the holders of common shares of the Corporation;

- to increase the number of Trust Units which may be reserved for issuance under the Unit Incentive Plan by 246,000 Trust Units from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units; and

- approving the issuance by the Trust in one or more private placements during the 12 month period commencing June 12, 2003, of up to 11,210,957 Trust Units, subject to certain restrictions.

On June 27, 2003, the Trust completed the acquisition of all of the common shares of WEI and an NPI in certain producing oil and natural gas properties held by WEI in exchange for total consideration of approximately $10.1 million (consisting of the issuance of 625,000 Trust Units, $3 million in cash and a $850,000 unsecured promissory note) plus the assumption of $2.8 million in bank debt and $2.3 million in working capital deficit. The oil and natural gas producing properties acquired included working interests ranging from 20% to 100% in the fields of Amisk, Czar and Killarney, all of which are operated by the Corporation.

On July 28, 2003, the Trust entered into the Equity Bridge Notes to provide funds to pay the Deferred Purchase Price Obligation associated with the Carlyle Properties Transaction. On July 29, 2003, $11 million was advanced to the Trust pursuant to the Equity Bridge Notes to fund a deposit relating to the purchase of the Carlyle Properties. On September 29, 2003, the Trust amended the Equity Bridge Notes to allow advances to be used to pay out the Corporation's then existing credit facility and entered into the Bridge Notes. On September 29, 2003, the Trust received additional advances under the Equity Bridge Notes in the amount of $22.5 million and also received advances of $25.0 million under the Bridge Notes. These amounts were advanced by the Trust to the Corporation on September 30, 2003 and used to pay out in part the approximately $48.1 million owing under the Corporation's then existing credit facility. On October 1, 2003, the $11 million deposit in connection with the Carlyle Properties Transaction was refunded and the Trust used this amount to repay $11 million of principal in respect of the Bridge Notes.

On July 29, 2003 the Corporation entered into an agreement in respect of the purchase of partnership interests in a New Brunswick limited partnership which held the Carlyle Properties. On September 29, 2003 the Corporation entered into an agreement wherein the interests of the Corporation in the July 29, 2003 agreement referred to above were assigned to the Carlyle Properties Vendor and wherein it was agreed that substantially all of the Carlyle Properties would be conveyed to the Corporation. On October 1, 2003, the Corporation entered into the Carlyle Properties Acquisition Agreement with the Carlyle Properties Vendor to acquire substantially all of the Carlyle Properties effective October 1, 2003 for total consideration of approximately $80 million, prior to adjustments and transaction costs. Closing of the Carlyle Properties Acquisition occurred on October 16, 2003.

Immediately following the completion of the Carlyle Properties Transaction, the Trust completed an internal reorganization pursuant to which substantially all of the Carlyle Properties were conveyed to HST, a trust which is wholly-owned by the Trust.

The Carlyle Properties Acquisition was financed as to $48.65 million through an offering of 4,312,500 Trust Units at a price of $12.00 per Trust Unit for gross proceeds of $51.8 million and as to $31.35 million through advances under the Current Bank Facility.

The Carlyle Properties are located in South East Saskatchewan near the town of Carlyle. The majority of the production is situated between Township 7 Range 32 W1M to Township 13 Range 13 W2M. For the month of September 2003, the Carlyle Properties produced approximately 5,200 BOE/d of light (28° to 34° API) oil

concentrated in the Mississippian-aged Tilson subcrop play trend. As evaluated by McDaniel in the McDaniel Report, the Carlyle Properties contained, as at December 31, 2003, 14.0 MMBOE of proved plus probable reserves, with an RLI of 8.3 years. The recovery mechanism is bottom water drive supported by an active aquifer affording an efficient recovery of reserves, making operating characteristics of the Carlyle Properties similar to those of the other Properties. The Trust acquired an average 98% Working Interest in the Carlyle Properties and assumed operatorship of over approximately 95% of the total production from the properties. All the production is concentrated geographically which promotes ease of access and operating synergies. To support ongoing growth of the properties, management has identified upside value associated with production optimization, development drilling, the undeveloped land holdings and the proprietary seismic database, which are part of the assets associated with the Carlyle Properties.

A schedule of revenue and expenses for the Carlyle Properties for the years ended December 31, 2002, 2001 and 2000 and the nine months ended September 30, 2003 and 2002 are contained in this Annual Information Form. Pro forma financial statements of the Trust for the year ended December 31, 2003 are also contained in this Annual Information Form.

Upon closing of the Carlyle Properties Transaction on October 16, 2003, the Corporation put in place its Current Bank Facility and the Corporation used a portion of this facility to repay $8.5 million of the Equity Bridge Notes and approximately $14 million was used to repay in full the Bridge Notes.

On October 16, 2003, the Trust issued 4,312,500 Trust Units at a price of $12.00 per Trust Unit for gross proceeds of $51.8 million. The Trust Units were offered to the public through a syndicate of underwriters, which was led by National Bank Financial Inc. and included CIBC World Markets Inc., FirstEnergy Capital Corp. and Haywood Securities Inc.

Significant Acquisitions and Significant Dispositions

There were no significant acquisitions or significant dispositions by the Trust or any significant probable acquisition by the Trust within or since the completion of the most recently completed financial year of the Trust other than as described above in "- General Development of the Business" and as described in "Recent Developments – Acquisition of Storm Energy Limited".

Trends

There are a number of trends in the oil and natural gas industry that are shaping the near term future of the business. The first trend is the ongoing consolidation phase that the industry has been going through which has affected companies of all sizes from the small emerging companies to the senior integrated organizations. Although consolidation is nothing new for the industry, the pace at which it has occurred during the past 30 months and the nature of the companies involved are unique. The companies which have been consolidated include the traditional small to medium size companies as well as a number of large, well established companies. The most active acquirors have been royalty trusts and one large Canadian oil and natural gas producer.

Another continuing trend has been small to medium sized exploration and production companies converting to royalty trusts. These new trusts have become active in the consolidation of the industry thereby increasing competition for the previously existing trusts.

Including recently announced conversions of several exploration and production companies to trusts, approximately half of the top 30 publicly listed oil and natural gas issuers on the TSX are now trusts. Annual production declines from the trusts will likely result in a continued high level of competition for available oil and natural gas properties and companies. This increased competition within the trust sector, as well as the influence of U.S. based companies, has resulted in higher valuation parameters for corporate and asset acquisitions. Those trusts with substantial opportunities for production replacement through internal development drilling should be in an advantaged position relative to those more exposed to production replacement through acquisitions.

Another ongoing trend is the continued volatility of oil and natural gas prices with oil and natural gas company capital budgets highly responsive to commodity prices. As the supply/demand balance for both natural gas and crude oil tightens, commodity prices increase and drilling activity rises reflecting increased capital spending by oil and natural gas companies. Conversely, as commodity prices decline, capital budgets are reduced and drilling activity declines. In tight markets such as those the Trust is currently encountering, the supply response resulting from changing drilling activity has a material impact on prices. In addition, oil prices have been stronger due to higher demand associated with growing world economies. This has been supported by the influence of the political instability in the Middle East. Price volatility is expected to be an ongoing characteristic of the oil and natural gas industry.

The Canadian/U.S. exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is priced in U.S. dollars. The strengthening witnessed in 2003 of the Canadian dollar has had a negative impact on Canadian oil and natural gas production revenue. The recent weakening trend for the Canadian dollar has served to improve Canadian dollar revenue from oil and natural gas sales.

RECENT DEVELOPMENTS

Amalgamation of Subsidiaries

On January 1, 2004 WEI amalgamated with Harvest Operations Corp. and the amalgamated corporation continued under the name "Harvest Operations Corp.".

Issue of Debentures

On January 29, 2004, the Trust issued $60 million principal amount of Debentures. The Debentures were offered to the public through a syndicate of underwriters which was led by National Bank Financial Inc. and included CIBC World Markets Inc., FirstEnergy Capital Corp., Haywood Securities Inc., TD Securities Inc. and Canaccord Capital Corporation.

On March 15, 2004, 1,000 convertible debentures were converted at the option of the holder, into 71,428 trust units and $11 for accrued interest and fractional units.

Acquisition of Storm Energy Limited

On April 19, 2004, the Trust announced that it had entered into an agreement with Storm to effect a business combination through a Plan of Arrangement whereby the Trust will acquire all of the outstanding shares of Storm for approximately $189 million, including assumed net debt of approximately $64 million. The proposed transaction contemplates the Trust and Storm combining their assets into the Trust and transferring certain of Storm's assets into a separate junior exploration and development company whose shares will be held by the former shareholders of Storm ("ExploreCo"). The properties to be acquired produce approximately 4,200 BOE per day and are primarily concentrated in the Red Earth area of north central Alberta. The consideration to be paid by the Trust to each shareholder of Storm will be $4.15 per share in cash to a maximum aggregate cash amount of $75 million; or 0.281 of an exchangeable share of the Corporation, exchangeable into Trust Units, to a maximum aggregate of 2 million exchangeable shares; or 0.281 of a Trust Unit, to a maximum aggregate of 8 million units and exchangeable shares combined. In addition, each Storm shareholder will receive one common share of ExploreCo and approximately 0.053 common shares of Rock Energy Inc., a company which Storm presently has an interest in.

Shareholders of Storm will be asked to approve the transaction at a special meeting of shareholders to be held in June 2004. If Storm shareholder approval is obtained and all other conditions are satisfied, it is anticipated that the transaction will close in late June 2004.

Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several

potential acquisitions at any one time which individually or together could be material. As of the date hereof, the Trust has not reached agreement on the price or terms of any potential material acquisitions other than as described above under "- Acquisition of Storm Energy Limited". The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

STATEMENT OF RESERVES DATA AND OTHER OIL AND NATURAL GAS INFORMATION

The statement of reserves data and other oil and natural gas information set forth below (the "Statement") is dated April 30, 2004. The effective date of the Statement is December 31, 2003 and the preparation date of the Statement is April 1, 2004.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by McDaniel with an effective date of December 31, 2003 contained in the McDaniel Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The McDaniel Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Operating Subsidiaries engaged McDaniel to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Operating Subsidiaries' reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Operating Subsidiaries' crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND NATURAL GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
CONSTANT PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	20,985	19,088	7,501	6,327	2,080	1,779	127	107
Developed Non-Producing	26	25	-	-	6.6	4.6	0.4	0.3
Undeveloped	1,100	1,000	275.5	205.3	74	67	8	7
TOTAL PROVED	22,111	20,114	7,776	6,532	2,161	1,850	136	114
PROBABLE	5,446	5,044	1,475	1,247	784	625	35	30
TOTAL PROVED PLUS PROBABLE	27,557	25,158	9,252	7,779	2,945	2,475	171	144

	NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED BEFORE INCOME TAXES [(1)]				
RESERVES CATEGORY	0% ($000)	5% ($000)	10% ($000)	15% ($000)	20% ($000)
PROVED					
Developed Producing	296,004	265,461	234,732	209,207	188,627
Developed Non-Producing	99	145	158	157	150
Undeveloped	17,170	12,602	9,371	7,025	5,278
TOTAL PROVED	313,274	278,208	244,262	216,390	194,055
PROBABLE	74,945	50,462	35,962	26,690	20,433
TOTAL PROVED PLUS PROBABLE	388,219	328,671	280,225	243,080	214,489

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE ($000)	ROYALTIES ($000)	OPERATING COSTS ($000)	DEVELOPMENT COSTS ($000)	WELL ABANDONMENT COSTS ($000)	FUTURE NET REVENUE BEFORE INCOME TAXES(1) ($000)
Proved Reserves	954,753	122,051	465,088	15,248	39,090	313,274
Proved Plus Probable Reserves	1,179,052	143,625	576,505	30,972	39,729	388,219

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000)
Proved Reserves	Light and Medium Crude Oil	196,748
	Heavy Crude Oil	38,607
	Natural Gas (including by-products)	8,908
Proved Plus Probable Reserves	Light and Medium Crude Oil	227,814
	Heavy Crude Oil	41,067
	Natural Gas (including by-products)	11,344

Reserves Data (Forecast Prices and Costs) – December 31, 2003

SUMMARY OF OIL AND NATURAL GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
FORECAST PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	18,201.5	16,557.8	7,235.7	6,101.9	1,909.9	1,630.2	114.5	95.0
Developed Non-Producing	17.5	17.0	-	-	4.5	3.1	0.3	0.2
Undeveloped	1,032.6	937.3	275.5	205.3	73.8	67.1	7.4	6.6
TOTAL PROVED	19,251.6	17,512.1	7,511.3	6,307.1	1,988.2	1,700.5	122.1	101.8
PROBABLE	4,617.5	4,279.7	1,052.9	895.6	710.8	564.1	31.6	27.2
TOTAL PROVED PLUS PROBABLE	23,869.1	21,791.8	8,564.2	7,202.7	2,699.0	2,264.6	153.6	129.0

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year) (1)				
RESERVES CATEGORY	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
PROVED					
Developed Producing	171,659	161,319	149,533	138,481	128,691
Developed Non-Producing	(89)	(28)	8	28	38
Undeveloped	10,585	7,586	5,381	3,743	2,506
TOTAL PROVED	182,155	168,878	154,922	142,252	131,235
PROBABLE	26,267	19,372	14,249	10,572	7,916
TOTAL PROVED PLUS PROBABLE	208,422	188,250	169,171	152,824	139,152

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE ($000)	ROYALTIES ($000)	OPERATING COSTS ($000)	DEVELOPMENT COSTS ($000)	WELL ABANDONMENT COSTS ($000)	FUTURE NET REVENUE BEFORE INCOME TAXES(1) ($000)
Proved Reserves	746,372	98,174	400,807	15,476	49,758	182,155
Proved Plus Probable Reserves	909,733	113,674	504,668	31,706	51,262	208,422

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000)
Proved Reserves	Light and Medium Crude Oil	118,218
	Heavy Crude Oil	29,263
	Natural Gas (including by-products)	7,440
Proved Plus Probable Reserves	Light and Medium Crude Oil	130,361
	Heavy Crude Oil	29,510
	Natural Gas (including by-products)	9,299

Notes to Reserves Data Tables:

1. The Trust is entitled to deduct from its income all amounts which are paid or payable by it to Unitholders in a given financial year. As a result of amounts paid to Unitholders in the course of the most recent financial year, the Trust is not liable for any material amount of income tax on income. The net present values of future net revenue after income taxes are, therefore, the same as the net present values of future net revenue before income taxes.

2. Columns may not add due to rounding.

3. The crude oil, natural gas liquids and natural gas reserve estimates presented in the McDaniel Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and

- specified economic conditions (see the discussion of "Economic Assumptions" below).

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

4. **Forecast Prices and Costs – January 1, 2004**

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Operating Subsidiaries is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized in the McDaniel Report, which were McDaniel's then current forecasts at the date of the McDaniel Report, were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of January 1, 2004
FORECAST PRICES AND COSTS

Year	OIL WTI Cushing Oklahoma ($US/bbl)	Edmonton Light Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Bow River Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	INFLATION RATES(1) (%/Year)	EXCHANGE RATE(2) ($US/$Cdn)
Forecast								
2004	29.00	37.70	22.70	27.70	5.50	27.90	2.00	0.75
2005	26.50	34.30	21.55	26.65	5.19	25.50	2.00	0.75
2006	25.50	33.00	21.56	26.24	4.87	24.50	2.00	0.75
2007	25.00	32.30	20.63	25.40	4.68	23.80	2.00	0.75
2008	25.00	32.30	20.39	25.26	4.53	23.70	2.00	0.75
2009	25.50	32.90	20.76	25.72	4.57	24.10	2.00	0.75
2010	26.00	33.50	21.11	26.18	4.60	24.50	2.00	0.75
2011	26.50	34.20	21.56	26.73	4.69	25.00	2.00	0.75
2012	27.00	34.80	21.91	27.18	4.78	25.40	2.00	0.75
2013	27.50	35.50	22.35	27.73	4.87	26.00	2.00	0.75
2014	28.10	36.20	22.79	28.28	4.97	26.50	2.00	0.75
2015	28.70	37.00	23.32	28.92	5.08	27.10	2.00	0.75
2016	29.30	37.80	23.85	29.56	5.19	27.60	2.00	0.75
2017	29.90	38.60	24.37	30.19	5.29	28.20	2.00	0.75
2018	30.50	39.30	24.79	30.72	5.40	28.70	2.00	0.75
2019	31.10	40.10	25.30	31.35	5.51	29.30	2.00	0.75
2020	31.70	40.90	25.80	31.98	5.61	29.90	2.00	0.75
2021	32.30	41.70	26.30	32.60	5.72	30.50	2.00	0.75
2022	32.90	42.40	26.69	33.12	5.82	31.00	2.00	0.75
2023	33.60	43.30	27.28	33.83	5.95	31.60	2.00	0.75
Thereafter	33.60	43.30	27.28	33.83	5.95	31.60	0	0.75

Notes:

(1) Inflation rates for forecasting prices and costs.

(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Operating Subsidiaries for the year ended December 31, 2003, were $6.70/mcf for natural gas, $29.92/bbl for natural gas liquids and $27.34/bld for heavy oil.

5. **Constant Prices and Costs**

Constant prices and costs are:

(a) the Operating Subsidiaries' prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Operating Subsidiaries is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Operating Subsidiaries' prices are the posted prices for oil and the spot price for natural gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the McDaniel Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2003
CONSTANT PRICES AND COSTS

Year	OIL WTI Cushing Oklahoma ($US/bbl)	OIL Edmonton Par Price 40° API ($Cdn/bbl)	OIL Hardisty Heavy 12° API ($Cdn/bbl)	OIL Cromer Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	EXCHANGE RATE[2] ($US/$Cdn)
Historical 2003[1]	32.78	39.76	22.75	34.25	5.87	31.50	0.75

Notes:
(1) Prices as at December 31, 2003
(2) The exchange rate used to generate the benchmark reference prices in this table.

6. **Future Development Costs**

The following table sets forth development costs deducted in the estimation of the Operating Subsidiaries' future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs ($000)		Constant Prices and Costs ($000)
	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves
2004	11,600	16,583	11,522
2005	3,876	11,923	3,726
2006	0	3,199	0
Thereafter	0	0	0
Total Undiscounted	15,476	31,706	15,248
Total Discounted at 10%	14,420	28,666	14,215

7. Estimated future abandonment and reclamation costs related to a property have been taken into account by McDaniel in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

8. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

9. The extent and character of all factual data supplied to McDaniel were accepted by McDaniel as represented. No field inspection was conducted.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF
OPERATING SUBSIDIARIES NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			HEAVY OIL			ASSOCIATED AND NON-ASSOCIATED NATURAL GAS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
December 31, 2002	4,258	235	4,493	5,930	528	6,458	1,435	120	1,555
Extensions	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	589	108	698	-	-	-
Technical Revisions	579	940	1,519	1,181	212	1,392	(91)	387	296
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	14,330	3,105	17,435	284	49	333	760	57	817
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(1,655)	-	(1,655)	(1,677)	-	(1,677)	(403)	-	(403)
December 31, 2003	17,512	4,280	21,792	6,307	896	7,203	1,701	564	2,265

Note:

(1) The evaluation as at December 31, 2002 was prepared using National Policy 2-B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. The Operating Subsidiaries previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by the Operating Subsidiaries.

(2) Natural gas liquids reserves have not been reconciled as they represent less than 0.05% of total reserves.

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	2003 ($000)
Estimated Future Net Revenue at Beginning of Year	203,914
Sales and Transfers of Oil and Natural Gas Produced, Net of Production Costs and Royalties	(84,015)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(73,792)
Development Costs During the Period	17,630
Changes in Forecast Development Costs	(13,365)
Extensions and Improved Recovery	7,403
Discoveries	-
Acquisitions of Reserves	150,860
Dispositions of Reserves	-
Net Change Resulting from Revisions in Quantity Estimates	15,237
Accretion of Discount	20,391
Net Change in Income Taxes	-
Estimated Future Net Revenue at End of Year	244,263

Reserves Information – Updated Pricing

The information set forth below is based upon an evaluation by McDaniel with an effective date of December 31, 2003. Such reserves information summarizes the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries and the net present values of future net revenue for these reserves using McDaniel's April 1, 2004, forecast prices and costs (rather than McDaniel's forecasts as at January 1, 2004, as described above under "Disclosure of Reserves Data".

The reserves information presented below is in addition to the detailed information respecting the Operating Subsidiaries and their reserves which has been prepared as required under NI 51-101. In particular, the forecast prices and costs which have been utilized in the McDaniel evaluation upon which the reserves information presented below is based were McDaniel's forecasts as at April 1, 2004, rather than McDaniel's forecasts as at January 1, 2004:

Reserves Data (Forecast Prices and Costs) – April 1, 2004

SUMMARY OF OIL AND NATURAL GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of April 1, 2004
FORECAST PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	18,396	16,711	7,251	6,112	1,919	1,638	115	95
Developed Non-Producing	18	17	-	-	4	3	-	-
Undeveloped	1,040	944	275	205	74	67	7	6
TOTAL PROVED	19,454	17,673	7,526	6,317	1,997	1,708	123	102
PROBABLE	4,873	4,516	1,037	882	724	575	32	28
TOTAL PROVED PLUS PROBABLE	24,328	22,189	8,564	7,199	2,722	2,284	155	130

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year) [1]				
RESERVES CATEGORY	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
PROVED					
Developed Producing	225,615	211,189	196,023	182,191	170,080
Developed Non-Producing	(682)	(517)	(407)	(332)	(279)
Undeveloped	12,548	9,314	6,930	5,153	3,806
TOTAL PROVED	237,481	219,985	202,546	187,012	173,607
PROBABLE	33,207	24,812	18,728	14,409	11,299
TOTAL PROVED PLUS PROBABLE	270,689	244,798	221,275	201,421	184,907

Forecast Prices and Costs – April 1, 2004

Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by McDaniel, which were McDaniel's forecasts as at April 1, 2004, were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of April 1, 2004
FORECAST PRICES AND COSTS

Year	OIL WTI Cushing Oklahoma ($US/bbl)	OIL Edmonton Light Par Price 40° API ($Cdn/bbl)	OIL Hardisty Heavy 12° API ($Cdn/bbl)	OIL Bow River Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	INFLATION RATES(1) (%/Year)	EXCHANGE RATE(2) ($US/$Cdn)
Forecast								
2004(3)	34.00	44.30	29.30	34.30	6.05	32.40	2.00	0.75
2005	29.00	37.60	24.90	30.00	5.65	28.00	2.00	0.75
2006	27.00	35.00	23.60	28.20	5.10	25.90	2.00	0.75
2007	25.50	32.90	21.20	26.00	4.80	24.30	2.00	0.75
2008	25.50	32.90	21.00	25.90	4.70	24.20	2.00	0.75
2009	26.00	33.60	21.50	26.40	4.75	24.70	2.00	0.75
2010	26.50	34.20	21.80	26.90	4.90	25.10	2.00	0.75
2011	27.00	34.90	22.30	27.40	5.00	25.70	2.00	0.75
2012	27.50	35.50	22.60	27.90	5.05	26.10	2.00	0.75
2013	28.10	36.30	23.20	28.50	5.15	26.70	2.00	0.75
2014	28.70	37.00	23.60	29.10	5.25	27.20	2.00	0.75
2015	29.30	37.80	24.10	29.70	5.40	27.80	2.00	0.75
2016	29.90	38.60	24.60	30.40	5.50	28.50	2.00	0.75
2017	30.50	39.40	25.20	31.00	5.65	29.10	2.00	0.75
2018	31.10	40.10	25.60	31.50	5.75	29.60	2.00	0.75
2019	31.70	40.90	26.10	32.20	5.85	30.10	2.00	0.75
2020	32.30	41.70	26.60	32.80	5.95	30.70	2.00	0.75
2021	32.90	42.50	27.10	33.40	6.05	31.30	2.00	0.75
2022	33.60	43.40	27.70	34.10	6.20	32.00	2.00	0.75
2023	34.30	44.30	28.30	34.80	6.30	32.60	2.00	0.75
Thereafter	34.30	44.30	28.30	34.80	6.30	32.60	0	0.75

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.
(3) 2004 Forecast for 9 months only.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The Operating Subsidiaries carries a relatively minor amount of undeveloped reserves. These reserves are infill wells primarily located in undrilled spacing units at its Hayter and Carlyle property areas. A portion of these infill wells are projected to be upgraded to producing status in 2004 and the remainder in 2005 and 2006.

The Operating Subsidiaries does not see a major uncertainty related to the upgrading of undeveloped reserves. Nevertheless, a catastrophic drop in oil prices might delay infill drilling activity.

Important economic factors that should be taken into consideration that may affect particular components of the reserve data include: oil pricing, power costs and operating expenses.

Significant Factors or Uncertainties

Information in this Annual Information Form contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserves

estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available at December 31, 2003.

Other Oil and Natural Gas Information

Oil and Natural Gas Properties

The Operating Subsidiaries' portfolio of Properties are discussed below. Although the Trust receives income from the NPI from each of the Operating Subsidiaries, all oil and natural gas operations and the management of the Trust are conducted by the Corporation.

In general, the Properties include major oil accumulations which benefit from active pressure support due to an underlying regional aquifer. Generally, the properties have predictable decline rates with costs of production and oil price key to determining the economic limits of production. The Corporation is actively engaged in cost reduction, production and reserve replacement optimization efforts directed at reserve addition through extending the economic life of these producing properties beyond the limits used in the McDaniel Report and developing new proven reserves previously not evaluated by McDaniel. In respect of the Properties, the Corporation has entered into a number of electrical power swaps to manage a portion of the risk associated with electrical power cost volatility, which is a significant portion of the production costs associated with the Properties.

Principal Provost Properties

The following is a description of the Operating Subsidiaries' principal oil and natural gas properties which constitute the Provost Properties as at December 31, 2003. Production stated is gross production to the Operating Subsidiaries, namely the Operating Subsidiaries' interest share before deducting royalties owned by others and without including any royalty interest of the Operating Subsidiaries and, unless otherwise stated, is the exit production for 2003 excluding production from non-operated properties. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2003.

Hayter

The Operating Subsidiaries have an average 93.1% Working Interest in this operated property, which produces approximately 5,000 net BOE/d of 15° API oil from the Dina "B" Pool located in Sections 24, 25, 34 and 35-40-1 W4M. The Hayter pool contains 176 gross (167 net) producing wells. OOIP is estimated at 138 Mmbbls of oil on the Operating Subsidiaries' Working Interest acreage.

The Hayter fluid production is gathered into one of two central batteries located at 8-35-40-1 W4M or 1-34-40-1 W4M in which the Operating Subsidiaries have a 95% Working Interest and is the operator. The batteries have a combined capacity of approximately 200,000 Bbls/d of fluid. Oil from the Hayter area is blended with condensate and shipped from the battery via the Gibson Provost pipeline to the Hardisty terminal. Solution natural gas is conserved and utilized as fuel gas at the batteries, with the remainder processed at the Husky North Hansman Gas Plant located at 8-14-39-03 W4M. Future development of this pool will include additional in-fill drilling on closer spacing, pool extensions through the identification of by-passed reserves and re-completion of existing wells by isolating portions of the horizontal wells that are experiencing higher water production. There is also an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery, employing inclined free-water knockouts and additional disposal. Initial low pressure water disposal results are encouraging for continuing reduction of operating costs and increase in disposal volumes.

Thompson Lake

The Operating Subsidiaries operate the Thompson Lake properties with approximately a 99% Working Interest. Production from the properties is approximately 1,230 BOE/d of 27° API oil, at a 99% water cut, from the Provost Glauconite "A" Pool located in Township 40 and 41 and Range 10 and 11 W4M. The field contains 192 gross producing wells. OOIP is estimated at 50 Mmbbls of oil.

The Thompson Lake fluid production is gathered at a central battery located at 4-2-41-11 W4M in which the Co has a 100% Working Interest. The battery has a capacity of approximately 210,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky Provost Gas Plant at 13-30-40-10 W4M.

A primary operating tactic to enhance the future performance of the Thompson Lake field is to improve overall fluid handling efficiency and by reducing the electrical power requirements associated with water handling. Additional low pressure water disposal capacity will allow production optimization through total fluid increases at the wells that could have a favourable impact on production rates, reserve recoveries and production costs. Additionally, production prioritization is expected to optimize total fluids handling by focusing operational efforts on the most prolific wells.

Killarney

The Operating Subsidiaries own a 93% average Working Interest and the Operating Subsidiaries operate the Killarney field, which was acquired by the Operating Subsidiaries and by the Trust, through the acquisition of certain properties in Killarney directly and through the acquisition of WEI, in the second quarter of 2003. The Killarney field is a Cummings/Dina oil pool within 3.5 miles of Harvest's existing Hayter field. Production is approximately 1,020 BOE/d of 20.4° API oil. The Killarney pool contains 123 gross (114 net) producing oil wells. OOIP is estimated at 51 Mmbbls of oil.

The Killarney fluid production is gathered at two central batteries located at 6-29-41-1 W4M and 10-20-41-1 W4M. The batteries have a total maximum capacity of approximately 175,000 Bbls/d of fluid. Upside may be realized by increasing water disposal capacity for this field.

David North

The Operating Subsidiaries have a 100% Working Interest in this operated property, which produces approximately 700 BOE/d of primarily 23° API oil, at a 98% water cut, from the Lloydminster (which is under waterflood) and Dina sands located in Sections 26 and 27-40-3 W4M. The field contains 54 gross (54 net) producing wells. OOIP is estimated at 18 Mmbbls of oil for the two producing zones.

The fluid production is gathered to the central battery located at 15-26-40-3 W4M in which the Operating Subsidiaries have a 100% Working Interest. The battery has a capacity of approximately 40,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky North Hansman Gas Plant 8-14-39-3 W4M.

Selected well speed-ups and expanded use of inclined free-water knockouts could result in increased efficiency, lower operating costs and increased fluid handling capacity. The Operating Subsidiaries are also considering targeting re-completions for wells that have produced in the Lloydminster and/or Dina zones to be converted to Cummings or Sparky oil producers. Numerous wells have been identified by the Operating Subsidiaries for re-completion.

West Provost

The Operating Subsidiaries hold an average 43.1% Working Interest in this area. Production from the area is approximately 610 BOE/d of primarily 26° API oil, at a 98% water cut, primarily from the Mannville "L" Pool located in Townships 37, 38 and 39-3 W4M. Natural gas production is approximately 200 Mcf/d. The West Provost pool contains 114 gross (43 net) producing oil wells and 15 gross (6 net) producing natural gas wells. OOIP is estimated at 35 Mmbbls of oil.

The majority of the West Provost fluid production in the area is gathered at a central battery located at 3-15-38-03 W4M, in which the Operating Subsidiaries have a 37.5% Working Interest. The battery has a capacity of approximately 115,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Provost pipeline to the Hardisty terminal. Solution and non-associated natural gas is conserved and processed at the Husky North,

Hansman Lake Gas Plant at 8-14-39-03 W4M. The West Provost area also produces natural gas from 15 gross wells, primarily from the Viking and Colony Formations.

There is an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery employing inclined free-water knockouts and increased water disposal capacity.

Amisk

WEI owns a 75% average Working Interest in the Amisk field and the Operating Subsidiaries operate all production, which was acquired by the Trust through the acquisition of WEI on June 27, 2003. The Amisk field is located on the producing trend, which includes Thompson Lake, Hayter, Killarney and West Provost. Amisk is located 15 miles east of Thompson Lake, produces from the same formation and has similar production characteristics. Production from the field is approximately 690 BOE/d of 22° API oil. The Amisk pool contains 88 gross (66 net) producing oil wells. OOIP is estimated at 62 Mmbbls oil for the entire Amisk pool area.

The Amisk fluid production is gathered at an operated central battery located at 12-15-40-08W4M. The Operating Subsidiaries has identified an opportunity to improve netbacks and ultimate recovery by reducing operating costs, suspending marginal wells and increasing water disposal capacity for the field.

Czar

The Operating Subsidiaries own an average 100% Working Interest in this area (and the Operating Subsidiaries operate all production), which interests acquired by the Trust through the acquisition of WEI on June 27, 2003. The Czar field is located 8 miles due east of Amisk on the same producing trend. Production is approximately 480 BOE/d of 16° API oil. The Czar pool contains 67 gross (67 net) producing oil wells. OOIP is estimated at 34 Mmbbls of oil.

The Czar fluid production is gathered at an operated central battery located at 2-19-40-06W4M. The Operating Subsidiaries have identified an opportunity to improve netbacks and ultimate recovery by reducing operating costs and increasing water disposal capacity for the field.

Bellshill Lake

The Operating Subsidiaries have a 100% Working Interest in 1,120 acres of land in Sections 5 and 6-41-12 W4M which is in proximity to the Bellshill Blairmore Unit. Production from this operated property is approximately 420 BOE/d of primarily 18° API oil, at a 98% water cut, from the Ellerslie "A" Pool and natural gas from the Glauconite "A" Pool. The field contains 20 gross (20 net) producing wells. OOIP is estimated at 27 Mmbbls of oil.

The Bellshill Lake fluid production is gathered at a central battery located at 11-5-41-12 W4M in which the Operating Subsidiaries have a 100% Working Interest. The battery has a capacity of approximately 40,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Bellshill Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky Hastings Coulee Gas Plant at 1-14-41-15 W4M. Water is re-injected back into the lower Cretaceous aquifer. Development upside includes an additional horizontal drilling location and increases to water injection capacity.

Metiskow

The Operating Subsidiaries have a 100% Working Interest in this operated property, which produces approximately 140 BOE/d of 16° API oil from the Provost Dina "E" Pool located in Sections 22 and 23-39-6 W4M. The field has been developed exclusively with horizontal wells. The pool contains 9 gross (9 net) producing wells. OOIP is estimated at 3.0 Mmbbls of oil.

The Metiskow fluid production is gathered at a central battery located at 5-22-39-6 W4M in which the Operating Subsidiaries have a 100% Working Interest. The battery has a capacity of approximately 13,500 Bbls/d of fluid. Oil

is trucked from the battery to the Hardisty terminal. Upside may be realized by increasing water disposal capacity for this field.

Principal Carlyle Properties

The following is a description of the Operating Subsidiaries' principal oil and natural gas properties which constitute the Carlyle Properties (which were acquired by the Operating Subsidiaries in October 2003) as at December 31, 2003. Production stated is gross production to the Operating Subsidiaries, namely the Operating Subsidiaries' interest share before deducting royalties owned by others and without including any royalty interest of the Operating Subsidiaries and, unless otherwise stated, is the exit production for 2003 excluding production from non-operated properties. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2003.

The properties described below constitute the majority of the Carlyle Properties. Additional production of approximately 260 BOE/d is derived from various minor properties. OOIP numbers are published values from the Saskatchewan Government. All oil production is delivered into the Enbridge Saskatchewan pipeline system.

Hazelwood

This area is comprised of nine separate pools producing approximately 1,940 BOE/d of 34° API oil from 142 oil wells in the Tilston formation. As at December 31, 2003, the Operating Subsidiaries held an average 98% Working Interest in 19,107 gross acres including 8,669 net undeveloped acres. The area contains 142 gross (139 net) producing oil wells. OOIP is estimated at 160 Mmbbls of oil for all Hazelwood pools. Operatorship (100% Working Interest in all but one facility) along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase oil production and reserve life through workovers, step-out drilling and horizontal infill drilling. Natural gas volumes at Hazelwood are marketed through an area rural natural gas co-operative.

Moose Valley

This area is comprised of five pools producing approximately 1,070 BOE/d of 28° API oil from 98 oil wells in the Tilston formation. As at December 31, 2003, the Operating Subsidiaries held an average 97% Working Interest in 8,417 gross acres including 3,794 net undeveloped acres. The area contains 98 gross (97 net) producing oil wells. OOIP is estimated at 80 Mmbbls of oil for all Moose Valley pools. Operatorship (100% Working Interest in all but one facility) along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers, water handling upgrades and water control measures and additional infill and step-out drilling.

Whitebear

This area is comprised of three main pools producing approximately 800 BOE/d of 34° API oil from 67 oil wells in the Tilston formation. As at December 31, 2003, the Operating Subsidiaries held a 100% Working Interest in 11,245 gross acres including 6,204 net undeveloped acres. The area contains 67 gross (58 net) producing oil wells. OOIP is estimated at 120 Mmbbls of oil for all Whitebear pools. A significant portion of the property is located on the Whitebear First Nation Reserve. The Carlyle Properties Vendor holds an option to acquire an additional 23% average Working Interest in 960 gross acres plus royalty interests in 96 acres at Willmar, which is part of the Whitebear area (the "Whitebear Reserve Option Lands"). Operatorship of all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase oil production and reserve life through workovers, water handling upgrades and water control measures, horizontal infill drilling .

Corning/Flinton

This area is comprised of five pools producing approximately 740 BOE/d of 28.5° API oil from 67 oil wells in the Tilston formation. As at December 31, 2003, the Operating Subsidiaries held an average 100% Working Interest in 13,748 gross acres, including 6,309 net undeveloped acres. The area contains 67 gross (66 net) producing oil wells. OOIP is estimated at 53 Mmbbls of oil for all Corning/Flinton pools. Operatorship (100% WI) in all facilities along

with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers and drilling of selected infill and step-out wells.

Parkman East

This area is comprised of the Parkman East pools, producing approximately 280 BOE/d of 33.5° API oil from 37 oil wells in the Tilston formation. As at December 31, 2003, the Operating Subsidiaries held an average 88.1% Working Interest in 6,198 gross acres including 2,506 net undeveloped acres. The area contains 37 gross (26 net) producing oil wells. OOIP is estimated at 230 Mmbbls of oil for all Parkman East pools. Opportunity exists to increase oil production and reserve life through workovers, water handling upgrades and water control measures, and selective infill drilling.

Wauchope/Lightning

This area is comprised of three pools producing approximately 110 BOE/d of 33° API oil from 12 oil wells in the Tilston formation. As at December 31, 2003, the Operating Subsidiaries held an average 93% Working Interest in 4,079 gross acres including 2,514 net undeveloped acres. The area contains 12 gross (11 net) producing oil wells. OOIP is estimated at 26 Mmbbls of oil for all Wauchope/Lightning pools. Operatorship (100% WI) in all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers, water handling upgrades and water control measures and additional step-out and new pool drilling.

Incremental Exploitation and Development Potential

Management of the Corporation has identified several opportunities to take advantage of possible development potential in order to increase existing production supplemental to the future development projects included in the determination of the Reserve Values contained in the McDaniel Report. Neither the capital costs nor the potential incremental production associated with these opportunities are reflected in the McDaniel Report. Opportunities being considered include:

- Increasing water handling and water disposal capacity at key fields to add incremental oil volumes. This includes the use of inclined free water knock-outs and additional disposal wells;
- Debottlenecking existing fluid handling facilities and surface infrastructure;
- Infill horizontal drilling and step-out drilling opportunities at Hazelwood beyond those included in the McDaniel Report. Locations are fully defined by 3D seismic;
- Optimizing field oil cut management through the shut-in of select wells and increased total fluid from offset higher oil cut wells. Shut-in wells would be available for restart as oil cuts vary;
- Reperforating existing shut-in wells to access undrained reserves;
- Numerous exploratory opportunities defined by seismic from which value might be extracted by sale or farmout; and
- Selected development drilling opportunities for prolific Alida and Souris Valley subcrop oil accumulations.

Oil And Natural Gas Wells

The following table sets forth the number and status of wells in which the Operating Subsidiaries have a working interest as at December 31, 2003.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	723	598	476	439	21	5	7	3
Saskatchewan	385	369	232	221	-	-	-	-
Total	1,108	967	708	660	21	5	7	3

Properties with no Attributable Reserves

The following table sets out the Operating Subsidiaries' undeveloped land holdings as at January 1, 2004.

	Undeveloped Acres	
	Gross	Net
Alberta	15,549	10,398
Saskatchewan	26,372	25,598
Total	41,921	35,996

The Operating Subsidiaries expect that rights to explore, develop and exploit 5,832 net acres of its undeveloped land holdings will expire by December 31, 2004.

Forward Contracts

For details of material commitments to sell natural gas and crude oil which were outstanding at December 31, 2003 – see note 12 to the Financial Statements contained on pages 50 to 52 in the Trust's annual report, which pages are incorporated herein by reference.

Additional Information Concerning Abandonment and Reclamation Costs

The following table sets forth information respecting future abandonment and reclamation costs for surface leases, wells, facilities and pipelines which are expected to be incurred by the Operating Subsidiaries and for the periods indicated:

Period	Abandonment & Reclamation costs net of salvage value (undiscounted and using a 2% inflation rate) ($000)	Abandonment & Reclamation costs net of salvage value (discounted at 10% using a 2% inflation rate) ($000)
Total as at Dec. 31, 2004	29,000	12,200
Anticipated to be paid in 2004	68	65
Anticipated to be paid in 2005	72	61
Anticipated to be paid in 2006	89	71

The number of net wells for which McDaniel estimated that the Operating Subsidiaries would incur abandonment and reclamation costs is 1,969 wells.

Only abandonment costs associated with wells were deducted by McDaniel in estimating future net revenue in the McDaniel Report and all of such costs (without accounting for salvage values) were so deducted.

Capital Expenditures

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Operating Subsidiaries' activities for the year ended December 31, 2003 ($000):

Property acquisition costs	
Proved properties	$108,677
Undeveloped properties	-
Exploration costs	-
Development costs	26,623
Total	$135,300

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Operating Subsidiaries participated during the year ended December 31, 2003:

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Light and Medium	-	-	21	18.5
Natural Gas	-	-	-	-
Service	-	-	1	1
Dry	-	-	-	-
Total:	-	-	22	19.5

During 2004, the Operating Subsidiaries plan to drill 32 wells. Fourteen were drilled during the first quarter. The Operating Subsidiaries have commenced a development drilling program in SE Saskatchewan targeting 15 wells drilled for Tilston oil production. As of April 30, 2004 five of these SE Saskatchewan wells have been drilled. The Operating Subsidiaries are continuing development drilling at East Hayter with the addition of up to 12 new wells. Six of these East Hayter wells have been drilled to date. The Operating Subsidiaries are also continuing with a program to add low pressure water disposal to reduce operating costs by reducing consumption of electricity. At Thompson Lake, two new disposal wells were added and an additional three wells are planned in the Provost area.

Production Estimates

The following table sets out the volume of the Operating Subsidiaries' net production estimated for the year ended December 31, 2004 which is reflected in the estimate of future net revenue disclosed in the tables contained under "- Disclosure of Reserves Data" and forecast by McDaniel.

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	(bbls/d)	(bbls/d)	(mcf/d)	(bbls/d)	(BOE/d)
Proved Producing	8,765	4,595	1,115	53	13,599
Proved Developed Non-Producing	-	-	-	-	-
Proved Undeveloped	194	82	12	2	280
Total Proved	8,958	4,677	1,127	55	13,879
Total Probable	294	204	54	-	509
Total Proved Plus Probable	9,241	4,893	1,181	57	14,388

Hayter is the Operating Subsidiaries' largest producing property representing 32% of forecast 2004 production. It is forecast by McDaniel to produce 4,525 Bbls/d of heavy oil.

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

Average Daily Production Volumes
(before the deduction of royalties)

	2003				
	Q1	Q2	Q3	Q4	Total
Natural Gas(mcfd)	875	1,161	1,453	1,744	1,311
Heavy Oil (bopd)	4,853	5,139	6,010	5,756	5,444
Medium Oil (bopd)	3,181	4,232	5,044	4,662	4,286
Light Oil (bopd)	-	-	-	4,079	1,028
NGL (blpd)	43	67	77	70	64
Total Liquids (blpd)	8,077	9,438	11,131	14,567	10,822
BOE – 6:1					
Total Sales Production:					
Natural Gas (mcf)	78,750	105,651	133,676	160,448	478,515
Heavy Oil (bbls)	436,770	467,649	552,920	529,571	1,987,060
Medium Oil (bbls)	286,290	385,112	464,048	428,912	1,564,390
Light Oil (bbls)	-	-	-	375,310	375,220
NGL (bbls)	3,870	6,097	7,084	6,397	23,360
Total Liquids (bbls)	726,930	858,858	1,024,052	1,340,190	3,950,030
BOE – 6:1	**740,055**	**876,467**	**1,046,331**	**1,366,931**	**4,029,783**

Average Sales Prices Received:	2003				
	Q1	Q2	Q3	Q4	Total
Natural Gas (mcf)	8.85	6.81	6.17	6.01	6.70
Heavy Oil ($/bbl)	33.86	27.16	24.96	24.92	27.34
Medium Oil ($/bbl)	38.96	31.54	31.09	30.13	32.18
Light Oil ($/bbl)	-	-	-	35.56	35.56
Total Oil ($/bbl)	35.88	29.14	27.76	29.59	30.05
NGL ($bbl)	43.28	28.91	23.80	29.18	29.92
Total Oil & Liquids ($/bbl)	35.92	29.14	27.73	29.59	30.05
BOE – 6:1	**35.44**	**28.69**	**27.27**	**29.13**	**29.59**

Royalties Paid[1]

	2003				
	Q1	Q2	Q3	Q4	Total
Heavy Oil ($000)	1,638	1,584	1,665	1,635	6,522
Medium & Light Oil ($000)	1,160	1,576	1,887	4,513	9,135
Natural gas & NGL's ($000)	125	130	281	2220	755
Total Oil ($000)	2,923	3,290	3,832	6,367	6,412
Heavy Oil ($/bbl)	3.75	3.39	3.01	3.09	3.28
Medium & Light Oil ($/bbl)	4.05	4.09	4.07	5.61	4.71
Natural gas & NGL's ($/boe)	7.35	5.50	9.56	6.62	6.36
Total Oil ($/bbl)	3.95	3.96	3.66	4.85	4.18

Operating Expenses[1]

	2003				
	Q1	Q2	Q3	Q4	Total
Heavy Oil ($000)	3,624	3,212	3,838	3,984	14,658
Medium & Light Oil ($000)	3,075	3,256	5,602	734	20,666
Natural gas & NGL's ($000)	106	128	221	265	721
Total Oil ($000)	6,804	6,596	9,661	12,983	36,045
Heavy Oil ($/bbl)	8.30	6.87	6.94	7.52	7.38
Medium & Light Oil ($/bbl)	10.74	8.45	12.07	10.86	10.65
Natural gas & NGL's ($/boe)	6.25	5.42	7.53	7.99	6.99
Total Oil ($/bbl)	9.19	7.53	9.23	9.50	8.94

Netback Received[1]

	2003				
	Q1	Q2	Q3	Q4	Total
Heavy Oil ($/bbl)	21.81	16.90	15.01	14.31	16.68
Medium & Light Oil ($/bbl)	24.17	18.99	14.95	16.19	16.82
Natural gas & NGL's ($/boe)	82.78	58.87	43.75	50.65	56.78
Total Oil ($/bbl)	22.29	17.41	14.38	14.97	16.61

Note:
(1) Information respecting Natural Gas and NGLs has not been reported as production volumes are not material.

DESCRIPTION OF THE TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta. The Trust is not managed by a third party manager. Instead, the Trust is managed by the Corporation, its wholly-owned subsidiary, pursuant to the Trust Indenture and the Administration Agreement.

The Trust was established for the purposes of:

(a) acquiring the NPI and similar interests from the Corporation and similar interests and acquiring Direct Royalties;

(b) making payments to the Corporation, to the extent of the Trust's available funds, for 99% of the Corporation's cost of (including any amount borrowed to acquire) any Canadian resource property acquired by the Corporation, and the cost of (including any amount borrowed to fund) certain designated capital expenditures in relation to the Properties;

(c) acquiring or investing in securities of the Corporation and in the securities of any other entity including, without limitation, bodies corporate, partnerships or trusts that are Permitted Investments, and borrowing funds or otherwise obtaining credit for that purpose;

(d) disposing of any part of the Trust Fund, including, without limitation, any securities of the Corporation;

(e) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(f) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

See "Description of the Trust – Cash Available For Distribution" and "Description of the Trust – Distributable Cash".

The NPI and Direct Royalties

Overview

The NPI consists of the right to receive a monthly payment from the Operating Subsidiaries pursuant to the terms of the NPI Agreements, equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The residual 1% share of gross proceeds from the sale of production which does not form part of the NPI is retained by the Operating Subsidiaries, together with any income of the Operating Subsidiaries derived from Properties that are not Working Interests in Canadian resource properties (including the Corporation's 1% share of income from the royalty interests from which the Direct Royalties are derived), is used to defray certain expenses and capital expenditures of the Operating Subsidiaries.

In calculating the NPI, the Operating Subsidiaries deduct various costs and expenses. The Trust also reimburses the Operating Subsidiaries for Crown royalties and other Crown charges payable by the Operating Subsidiaries in respect of production from or ownership of the Corporation's Properties. The Operating Subsidiaries are entitled to set off the right to be so reimbursed against the obligation to pay the NPI.

Pursuant to the NPI Agreements, the Trust must pay to the Operating Subsidiaries the Deferred Purchase Price Obligation. To satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the NPI on any Properties are paid to the Corporation. The Trust is not required to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available. See "Deferred Purchase Price Obligation" below for a more detailed description of the Deferred Purchase Price Obligation.

Pursuant to the NPI Agreements substantially all of the economic benefit derived from the assets of the Operating Subsidiaries accrues to the benefit of the Trust and ultimately to the Unitholders. The term of each of the NPI Agreements is for so long as there are petroleum and natural gas rights to which the NPI Agreement applies.

In addition to the NPI, the Trust owns a beneficial interest in the Direct Royalties and the Trust may acquire further Direct Royalties. Such Direct Royalties may consist of direct petroleum and natural gas royalty interests and may be acquired from time to time.

Deferred Purchase Price Obligation

Pursuant to the NPI Agreements, the Deferred Purchase Price Obligation consists of an ongoing obligation of the Trust to pay to the Operating Subsidiaries, to the extent of the Trust's available funds, an amount equal to:

(a) the portion of acquisition costs incurred by the Operating Subsidiary from time to time which are attributable to Canadian resource property; plus

(b) certain designated drilling, completion, equipping and other costs, in respect of the Properties; plus

(c) the portion of indebtedness incurred in respect of such acquisition costs and capital expenditures, payable at the time of satisfaction by the Corporation of such indebtedness.

To satisfy the Deferred Purchase Price Obligation, the Trust is required to pay over to the Corporation the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the NPI of any Properties held by the Corporation. The Trust is not obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

To the extent that the Corporation designates an expenditure as a Deferred Purchase Price Obligation:

(a) if the designated expenditure is funded by issuing additional Trust Units, by the proceeds of dispositions of the Canadian resource property component of Properties, by the disposition of Direct Royalties or by the issuance of debt, it will not be a charge against the income from the NPI, and therefore will not reduce payments of income from the NPI to the Trust or distributions to Unitholders;

(b) the Trust will be obliged to pay to the Corporation 99% of the amount of the designated expenditure to the extent not funded by borrowing by the Corporation;

(c) the cost to the Trust of the designated expenditure will be added to the Canadian oil and natural gas property expenditures account of the Trust, thus creating additional tax deductions (see "Canadian Federal Income Tax Considerations"); and

(d) the additional revenue generated from the Properties acquired by the designated expenditure will be added to the revenues used to calculate income from the NPI, thereby potentially increasing the amount payable to the Trust under the NPI Agreements.

Reserve Fund

Under the NPI Agreements, the Operating Subsidiaries are entitled to pay such amounts of the revenues received from Production and other income received by the Corporation in respect of the Properties into the Reserve Fund if, as and when the Corporation determines, in its reasonable discretion, that it is prudent to do so in accordance with prudent business practices, to provide for payment of production costs which the Corporation estimates will or may become payable in the next six months for which there may not be sufficient revenues to satisfy such costs in a timely manner. Funds retained by the Corporation in the Reserve Fund are required to be used by the Corporation to fund the payment of production costs. To the extent that funds are drawn from the Reserve Fund and used to pay production costs, such amounts will be deducted from the NPI.

Reclamation Fund

Each of the Operating Subsidiaries are liable for their share of ongoing environmental obligations and for the ultimate reclamation of the Properties upon abandonment. Pursuant to the NPI Agreements, the Operating Subsidiaries have established a funding strategy for the purpose of funding currently estimated future environmental and reclamation obligations. To the extent that funds from the reclamation funds are used for site restoration and well and facility abandonment expenditures such amounts are deducted in calculating income from the NPI.

Ongoing environmental obligations are expected to be funded out of debt and cash flow. Those obligations will reduce the amount of income from the NPI payable to the Trust. The Corporation currently estimates that the future environmental and reclamation obligations in respect of the Properties will aggregate approximately $35 million, net of estimated salvage value, over the life of the Properties.

In addition to the identified producing wells and wells capable of production, the Properties include interests in approximately 215 gross (212 net) active injection, disposal or service wells and 294 gross (254 net) suspended or shut-in wells, all of which have been included in the total estimate of the Corporation's future environmental and reclamation obligations.

Cash Available For Distribution

Cash Available For Distribution consists of any amounts received by the Trust pursuant to the NPI and the Direct Royalties, any interest or other income from Permitted Investments, ARTC received by the Trust net of non-deductible Crown royalties that are reimbursed by the Trust to the Operating Subsidiaries, dividends on the shares of the Operating Subsidiaries or any other dividends on securities of the Operating Subsidiaries less all expenses and liabilities of the Trust, including debt service costs, which are due or accrued and which are chargeable to income.

Pursuant to the Trust Indenture and the Administration Agreement, the Corporation calculates income from the NPI for each calendar month and arranges for payment of certain direct expenses of the Trust from the NPI.

The actual amount of Cash Available For Distribution depends on, among other things, the quantity and quality of crude oil, natural gas and natural gas liquids produced, prices received for such production, direct expenses of the Trust, taxes, operating costs, transportation and processing costs, capital expenditures, debt service costs, Crown and other royalties, other Crown charges, net contributions to the reclamation funds, net contributions by the Operating Subsidiaries to the Reserve Fund, and general and administrative costs of the Trust and the Operating Subsidiaries. See "Risk Factors".

The Operating Subsidiaries also have the discretion to incur debt or retain cash in order to modify seasonal and other variations in Cash Available For Distribution. Unitholders may also receive distributions of the net proceeds received from sales of Properties to the extent the Corporation determines not to use those proceeds to acquire additional Properties.

Delay in Cash Available For Distribution

In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the Properties, and by the operator to the Operating Subsidiaries or the Trust, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Properties, or the establishment by the operator of reserves for such expenses.

Capital Fund

The Trust retains up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of Properties with the intent that it will be able to continue to provide or maintain the Cash Available For Distribution over a longer period of time than would otherwise be the case. As at December 31, 2003,

the Capital Fund had a deficit of approximately $14.2 million (on March 31, 2004, the Capital Fund has a positive balance of approximately $10.9 million).

Distributable Cash

Distributable Cash consists of the balance of the Cash Available For Distribution after the retention of funds by the Trust for the Capital Fund, which is distributed to Unitholders.

Unitholders of record on a Record Date are entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Record Date, and if such date of payment is not a Business Day on the next Business Day after the 15th day following the Record Date.

Income Tax Treatment

Any amounts paid by the Trust in respect of acquisition costs and the Deferred Purchase Price Obligation is COGPE of the Trust in the year incurred. The Trust's share of any proceeds of disposition of Canadian resource properties which are receivable as a result of the release of the NPI will reduce the Trust's cumulative COGPE. In determining the portion of Distributable Cash that is taxable to a Unitholder, the Trust is entitled to an annual deduction in respect of its cumulative COGPE account, resource allowance and capitalized issue expenses in accordance with the provisions of the Tax Act. The portion of Distributable Cash to Unitholders that is not taxable in the Trust is treated as a return of capital and reduces the adjusted cost base of Trust Units held as capital property by a Unitholder. In this respect, the taxation of capital distributions is deferred until an actual or deemed disposition of Trust Units occurs or a holder's Trust Units have an adjusted cost base which is less than zero. See "Canadian Federal Income Tax Considerations".

Board of Directors

The Corporation has a board of directors consisting of 5 individuals. Pursuant to the Trust Indenture, Unitholders are entitled to elect the Board of Directors annually. Prior to all annual meetings, the Corporation will deliver an information circular and form of proxy to Unitholders with respect to the election of the directors of the Corporation at any such meeting. See "Information Respecting the Corporation – Directors and Officers of the Corporation".

Delegation of Authority, Administration and Trust Governance

The Corporation (and, accordingly, the Board of Directors of the Corporation) has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to the Corporation responsibility for any and all matters relating to the following: (i) an offering of securities; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Under the NPI Agreements, the Operating Subsidiaries have the exclusive control and authority over development of, and recovery of petroleum, natural gas and natural gas liquids from, the Properties and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests. The Harvest Board has determined that all significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5 million; (ii) the approval of capital expenditure budgets; (iii) the approval of risk management policies and activities proposed to be undertaken, and (iv) the establishment of credit facilities, shall be made by the Board of Directors.

In exercising its powers and discharging its duties, the Corporation must act honestly and in good faith and exercise the degree of care, diligence and skill that a reasonably prudent oil and natural gas industry advisor and administrator would exercise in comparable circumstances. The Corporation's objective in exercising its powers and discharging its duties is to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust. In pursuing such an objective, the Corporation employs and will continue to employ prudent oil and natural gas business practices. All of the Corporation's business is and will continue to be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

The Harvest Board reviews on an ongoing basis both the nature and extent of the services required of the Corporation by the Trust and the costs of providing such services.

General and administrative costs are deducted from production revenues in computing income from the NPI to the extent not paid from the residual income of the Corporation or deducted by the Trust in computing Cash Available For Distribution. General and administrative costs are generally charged to the Trust by the Corporation based on direct costs incurred in fulfilling the obligations of the Corporation to the Trust pursuant to the Trust Indenture and the Administration Agreement. The Corporation is entitled to reimbursement for all of its direct and indirect expenses, costs and expenditures in connection with the creation, start-up, set-up and organization of the Trust and the transition from the Provost Properties Vendors and the Carlyle Properties Vendor to the Corporation of ownership, management and operatorship of the Provost Properties and the Carlyle Properties. To the extent that such costs have been incurred to date, they have been paid by the Corporation through drawdowns under a prior credit facility and an interim loan which had been provided to the Trust by Caribou.

Borrowing by the Trust

On July 28, 2003, the Trust entered into the Equity Bridge Notes with the Bridge Lenders which provide for advances of up to $40 million to the Trust to assist with the payment of the Deferred Purchase Price Obligation in connection with the acquisition of the Carlyle Properties. On September 29, 2003, the Equity Bridge Notes were amended to permit advances to be used to pay out the Prior Bank Facility and the Trust entered into the Bridge Notes. The Bridge Notes provide for advances of up to $30 million to the Trust to assist with the payment of the Deferred Purchase Price Obligations as a result of the acquisition of the Carlyle Properties and to pay out the Prior Bank Facility. No commitment or arrangement fee has or will be earned by the Bridge Lenders through the provision of the Bridge Agreements.

The terms of the Bridge Agreements call for quarterly interest payments to be made to the Bridge Lenders in arrears due on the first business day following a calendar quarter. The payments are calculated daily at a fixed rate of 10% per annum using a 365 or 366 (as the case may be) year. Under the Equity Bridge Notes, the Trust has the option to settle the quarterly interest payments with cash or, subject to receipt or applicable regulatory approval, the issue of Trust Units. If the Trust elects to issue Trust Units the Trust is required to give the Bridge Lenders at least 5 business days notice. The number of Trust Units to be issued to the Bridge Lenders to settle a quarterly payment shall be equivalent to the quarterly payment amount divided by 90% of the ten-day weighted average trading price of the Trust Units on TSX over the last 10 trading days of the calendar quarter.

The Trust also has the option to repay the principal amounts outstanding at any time. The Trust is required to give the Bridge Lenders ten business days written notice prior to the Trust's repayment of principal. If the Trust chooses to partially repay the outstanding principal amount, such payment is to be made in cash. Under the Equity Bridge Notes, if the Trust elects to repay the full principal amount plus the accrued quarterly payment at maturity, the Trust then has the option to settle its obligation with cash or, subject to receipt of applicable regulatory approvals, the issue of Trust Units. If the Trust elects to issue Trust Units, the Trust is required to give the Bridge Lenders at least five business days notice. The number of Trust Units to be issued to the Bridge Lenders to settle the principal amount and accrued quarterly payment amount shall be equivalent to the sum of the principal and accrued quarterly payment amounts divided by 90% of the ten-day weighted average trading price of the Trust Units on TSX over the last ten trading days immediately prior to the date that the obligation will be settled. Notwithstanding the above, the outstanding principal portion and all accrued and unpaid interest on the Bridge Agreements is due and payable in full on January 1, 2005. The amount due on January 1, 2005 may be settled by the payment of cash and in the case of the Equity Bridge Notes, subject to receipt of applicable regulatory approvals, the issue of Trust Units, with notice provided and the calculation of the number of Trust Units to be issued as indicated above. Security has been

provided to the Bridge Lenders in the form of a fixed and floating debenture on the Trust's NPI. The Bridge Lenders may demand payment of the full amount if specified events of default under the Bridge Agreements occur. The Trust does not have the option to issue Trust Units to satisfy its repayment obligations under such a demand.

Upon completion of the Carlyle Properties Transaction on October 16, 2003, the Corporation repaid $8.5 million of the Equity Bridge Notes (resulting in $25 million being outstanding thereunder) and $25 million of the Bridge Notes resulting in no amount being outstanding thereunder through drawings under the Current Bank Facility.

In 2004, the Trust repaid in full the $25 million outstanding under the Equity Bridge Notes with proceeds from the issuance of the Convertible Debentures.

INFORMATION RESPECTING THE CORPORATION

The Corporation was incorporated under the *Business Corporations Act* (Alberta) on May 14, 2002 as 989131 Alberta Ltd. On May 17, 2002, the Corporation amended its Articles of Incorporation to change its name to Coyote Energy Inc. and on September 17, 2002, the Corporation changed its name to "Harvest Operations Corp.". On January 1, 2004, the Corporation amalgamated with WEI and the amalgamated corporation continued under the name "Harvest Operations Corp.". The head and principal office of the Corporation is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9. All of the issued and outstanding shares of the Corporation are held in the name of the Trustee for the benefit of, and on behalf of, the Trust.

Business

The Corporation manages and administers the Trust and HST on behalf of the Trust and is responsible for the oil and natural gas technical, investment, engineering, geological, land management, financial and administrative services and commodity marketing services relating to the Properties and the Trust. Each of the directors and senior management of the Corporation have been involved in the oil and natural gas industry for, on average, in excess of 18 years. At April 30, 2004, the Corporation has a staff made up of 48 head office employees and consultants and 62 field employees and consultants/contractors dedicated to the Properties, with key personnel having extensive experience in all technical, operating and financial aspects of the oil and natural gas industry including:

- organizing, operating, managing, developing and optimizing petroleum and natural gas properties;
- evaluating, acquiring and disposing of petroleum and natural gas properties; and
- marketing petroleum, natural gas and natural gas liquids.

Management Policies and Strategies

As a result of management's past experience, the members of the management team have established proven track records in acquiring, developing and operating oil and natural gas reserves. Management of the Corporation believes that the success derived from these experiences can be attributed to several management principles, including:

(a) a focused and rigorous evaluation and acquisition strategy having an objective of acquiring operated oil and natural gas reserves at low costs;

(b) employing operating and management strategies and controls to increase production rates and enhance production netbacks, primarily through production cost reduction;

(c) identifying and exploiting upside opportunities in acquired Properties to increase production and reserve recovery;

(d) acquiring other assets within existing operating areas to achieve operating and development efficiencies; and

(e) managing risk effectively through prudent insurance and commodity hedging programs and hands-on property management.

Activities undertaken by the management of the Corporation on behalf of the Trust are intended to be directed towards:

- optimizing consistent levels of Cash Available For Distribution and ultimately, the Distributable Cash paid to Unitholders;
- capturing the maximum cash flow, production and reserve recovery from the Properties; and
- striving for long-term growth in the value of the Properties and consequently the value of the NPI and the Direct Royalties held by the Trust by improving recovery levels from Provost Properties and acquiring additional Properties.

Borrowing by the Corporation

The Operating Subsidiaries and the Trust are permitted to incur indebtedness to purchase Property Interests, effect capital expenditures or other obligations or expenditures in respect of the Properties or for working capital purposes. Indebtedness of the Operating Subsidiaries to fund the purchase of Canadian resource properties may be repaid with funds received from the Trust pursuant to the Deferred Purchase Price Obligation. The Harvest Board has established the following guidelines with respect to the indebtedness of the Operating Subsidiaries: (i) amounts borrowed to finance the purchase of Properties should not exceed 50% of the Reserve Value of all Properties including those to be acquired at the time of borrowing as shown on the latest available independent engineering report, unless specifically approved by the Board of Directors; and (ii) the estimated annual debt service costs for the 12 months following the borrowing on amounts borrowed to finance capital expenditures or other financial obligations or expenditures required to maintain or improve production from the Properties should not exceed 50% of the estimated income from the NPI and income from Direct Royalties for such 12 month period, unless specifically approved by the Board of Directors. The Operating Subsidiaries are entitled to grant security in priority to the NPI and the Trust is permitted to grant security on the NPI and Direct Royalties to secure the loan of funds directly to the Trust or secure guarantees granted by the Trust of indebtedness of the Operating Subsidiaries. The borrowings of the Trust require approval by the Board of Directors.

Debt service costs of the Operating Subsidiaries are deducted in computing NPI income and debt service costs of the Trust are deducted in computing Cash Available For Distribution. Debt repayment by the Operating Subsidiaries is scheduled to minimize, to the extent possible, any income tax payable by the Operating Subsidiaries.

On October 3, 2003, the Corporation entered into an interim credit facility to provide a $15 million revolving operating demand loan which was used to pay out WEI's credit facility with a Canadian chartered bank and for general working capital purposes. On October 3, 2003, the Corporation paid out $2.9 million in respect of the borrowings and accrued interest on WEI's credit facility. Upon closing of the Carlyle Properties Transaction on October 16, 2003, the interim credit facility was paid out and replaced with the Current Bank Facility described below.

On October 16, 2003, Harvest Operations Corp. entered into the $89 million Current Bank Facility with the Current Lender. The facility bears interest at rates ranging from 0.25% to 1.5% above prime rate, and is dependent upon the Trust's debt to cash flow ratio. The borrowing base is reduced monthly by $4.5 million commencing January 31, 2004. A portion of this facility was used to pay out the $15 million Interim Bank Facility, $31.35 million was used to finance in part the acquisition of the Carlyle Properties, $8.5 million was used to repay a portion of the Equity Bridge Notes and $25 million was used to repay the Bridge Notes.

Borrowing	Base Rate	Debt to Annualized Cash Flow Ratio <1.0x	1.0x – 1.5x	1.5x – 2.0x	2.0x – 3.0x	>3.0x
Canadian $	Cdn. Bank Prime	+0.25%	+0.375%	+0.50%	+0.75%	+1.50%
Banker's Acceptances	Market rates	+1.25%	+1.50%	+1.75%	+2.00%	N/A
U.S. $	U.S. Bank Prime	+0.25%	+0.375%	+0.50%	+0.75%	+1.50%
LIBOR	Market rates	+1.25%	+1.50%	+1.75%	+2.00%	N/A

The Corporation is subject to a standby fee equal to 0.125% per annum on the undrawn amount of the Current Bank Facility.

Security for the Current Bank Facility consists of: a general assignment of book debts; a $150,000,000 debenture with a floating charge over all of the assets of the Corporation; representation as to title of oil and natural gas leases and reserves; subordination agreements on NPI payments, Bridge Agreements payments, and distribution payment restrictions to Unitholders upon demand for repayment or an event of default, or under certain circumstances, upon a borrowing base shortfall or default. Covenants for the Current Bank Facility include: maintenance of a working capital ratio (current assets plus unused portion of the Current Bank Facility divided by current liabilities excluding bank debt) of at least 1:1; maintenance of minimum hedging of 50% and 25% of oil volumes for the first four forward and next four calendar quarters, respectively; and industry standard requirements in respect of reporting, operations, compliance with laws, payment of taxes, environmental, lender access to books and records, maintenance of records, change in control, merger, amalgamation, payment of dividends or distribution of capital, incur additional secured indebtedness or guarantee of obligations of others, dispose of assets with annual proceeds greater than $100,000 and hedge more than 75% of working interest production volumes.

Events of default under the Current Bank Facility include: failure to pay interest or principal when due; failure to meet security or covenants; material misrepresentation; material adverse change in the financial condition of operations of the Corporation; uncontested proceedings initiated to enforce encumbrances on the Corporation's assets that have an aggregate value of $500,000; liquidation, winding-up or dissolution of the Corporation; ceasing to carry on business; and appointment of receiver or trustee appointed by judicial body or pursuant to another agreement.

As of April 30, 2004, approximately $39.7 million is outstanding under the Current Bank Facility.

Commodity Hedging

The following is a summary of the oil sales contracts with price swap or collar features as at December 31, 2003 that have fixed future sales prices:

Commodity collar contracts based on West Texas Intermediate

Daily Quantity	Term	Price per Barrel	Mark to Market Gain (Loss) Cdn $
2,500 Bbls/d	January through December 2004	U.S. $22.00 – 28.10	($2,456,677)
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95 ($18.00)[1]	(1,095,885)
1,000 Bbls/d	January through December 2004	U.S. $25.00 – 28.25 ($18.00)[1]	($954,367)
500 Bbls/d	January through December 2004	U.S. $27.50 – 31.00 ($20.25)[1]	$154,929
500 Bbls/d	January through December 2004	U.S. $27.65 – 33.00 ($21.00)[1]	($47,173)

Commodity swap contracts based on West Texas Intermediate

Daily Quantity	Term	Price per Barrel	Mark to Market Gain (Loss) Cdn $
1,510 Bbls/d	January through March 2004	U.S. $23.23	($1,553,580)
1,300 Bbls/d	January through March 2004	U.S. $24.23	($1,171,187)
500 Bbls/d	January through December 2004	U.S. $24.12 ($15.50)[1]	($1,441,863)
500 Bbls/d	January through December 2004	U.S. $24.25	($1,399,408)
500 Bbls/d	January through December 2004	U.S. $29.32	($203,583)
1,430 Bbls/d	April through June 2004	U.S. $22.93	($1,297,309)
1,200 Bbls/d	April through June 2004	U.S. $25.50	($2,911,765)
1,380 Bbls/d	July through September 2004	U.S. $22.70	($1,098,458)
500 Bbls/d	July through September 2004	U.S. $24.56	($287,414)
1,325 Bbls/d	October through December 2004	U.S. $22.54	($957,680)
500 Bbls/d	October through December 2004	U.S. $24.03	($272,808)
500 Bbls/d	January through December 2004	U.S. $30.50	$74,736
500 Bbls/d	January through December 2005	U.S. $24.00	($811,076)
1,100 Bbls/d	January through March 2005	U.S. $22.38	($714,041)
1,030 Bbls/d	April through June 2005	U.S. $22.18	($652,039)

Commodity swap contracts based on the Lloydminster Blend Crude differential

2,000 Bbls/d	January through December 2004	U.S. ($7.75)[1]	$1,368,005
1,000 Bbls/d	January through December 2004	U.S. ($8.20)[1]	$471,726
500 Bbls/d	January through December 2004	U.S. ($7.90)[1]	$306,622

Note:

(1) The Corporation has sold a put option at the price denoted in parenthesis, for the same volumes as the associated commodity contract. The counterparty may exercise this option if the respective index falls below the specified price on a monthly basis.

The following is a summary of electricity price hedging swap contracts entered into by the Corporation to fix the cost of future electricity usage as at December 31, 2003:

Commodity swap contracts based on electricity prices

Quantity	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2004	Cdn $46.00	$384,300
5MW	January through December 2004	Cdn $46.00	$384,300
5MW	January through December 2004	Cdn $45.50	$406,260
5MW	January through December 2005	Cdn $43.00	$153,300
9.75MW	January 2004 through March 2006	Cdn $44.50	$1,372,920

Commodity swap based on electricity heat rate

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2005	8.40 GJ/MWh	$46,253

Foreign Currency Contracts

Monthly Contract Amount	Term	Contract Rate	Mark to Market Gain (Loss) Cdn $
U.S. $3 million	January through December 2004	1.3333 Cdn / U.S.	$1,735,435

At December 31, 2003, the net mark-to-market unrealized loss for all the financial derivative contracts entered into by the Corporation was approximately $12,467,527. The Corporation has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at December 31, 2003, this amount totalled $11,899,127 and is recorded in the prepaid expense and deposits balance.

Directors and Officers of the Corporation

The names, municipalities of residence, present positions with the Corporation and principal occupations during the past five years of the directors and officers of the Corporation are set out in the table below and in the text which follows thereafter.

Name and Municipality of Residence	Position with the Corporation	No. of Trust Units Held (1)	Principal Occupation
John A. Brussa (2)(4) Calgary, Alberta	Director	241,600	Barrister and Solicitor; Partner of Burnet, Duckworth & Palmer LLP (a law firm).
M. Bruce Chernoff (3)(4) Calgary, Alberta	Director, Chairman	5,222,723 (7)	Professional Engineer; Chairman of the Corporation; President and Director of Caribou (a private investment management company) since June 1999; from April 2000 to October 2001, Executive Vice President and Chief Financial Officer of Petrobank Energy and Resources Ltd. ("Petrobank") (a public oil and natural gas company); from February to June 1999, Executive Vice President and Chief Financial Officer of Pacalta Resources Ltd. ("Pacalta") (a public oil and natural gas company); prior thereto, Executive Vice President of Pacalta.
Hank B. Swartout (3) Calgary, Alberta	Director	628,774	Chairman, President and Chief Executive Officer of Precision Drilling Corporation since July, 1987.

Name and Municipality of Residence	Position with the Corporation	No. of Trust Units Held [(1)]	Principal Occupation
Verne G. Johnson [(2)(3)] Calgary, Alberta	Director	20,000	President of KristErin Resources Inc., a private family company since January 2000; Senior Vice President, Funds Management of Enerplus Resources Group from 2000 to 2002; prior thereto, President and Chief Executive Officer of AltaQuest Energy Corporation from 1999 to 2000; prior thereto, President of Ziff Energy Group (an energy consulting company) from 1997 to 1999; prior thereto, President and Chief Executive Officer of ELAN Energy Inc. (a public oil and natural gas company) from 1989 to 1997.
Hector J. McFadyen [(2)(4)] Calgary, Alberta	Director	20,000	Independent businessman and Director of Hunting PLC (a UK based public international oil services company); director of Computershare Trust Company of Canada (a private Canadian company that manages various trust related activities for public and private companies throughout North America); director of Aluma Systems (a private Canadian company providing industrial and concrete construction services); formerly, President, Midstream Division, Alberta Energy Company Ltd. (a public oil and natural gas company).
Jacob Roorda Calgary, Alberta	President	158,348 [(8)]	Professional Engineer, President of the Corporation; from June 1999 to July 2002, Managing Director, Research Capital (a mid-sized investment banking dealer); from January 1996 to March 1999, Vice President, Corporate, Director and co-founder of PrimeWest Energy Trust ("PrimeWest") (a public energy trust); from May 1991 to January 1996, Manager, Business Development, Fletcher Challenge (a private oil and natural gas company).
J.A. Ralston Calgary, Alberta	Vice President, Operations	107,262	Vice President, Operations of the Corporation; from 1996 to 2002, Manager, Production of Penn West Petroleum ("PennWest") (a public oil and natural gas company).
David M. Fisher Calgary, Alberta	Vice President, Finance	76,424 [(9)]	Vice President, Finance of the Corporation since October 2002; from September 1998 to October 2002, Director, Vice President, Finance and Chief Financial Officer of Integra Resources Ltd. ("Integra") (a private oil and natural gas corporation); from April 1995 to July 1998, Vice President, Finance and Chief Financial Officer of Canrise Resources Ltd. (a public oil and natural gas corporation); from June 1994 to April 1995 independent consultant; from April 1985 to May 1994, Manager, Corporate Reporting of Canadian Hunter Exploration Ltd.
David J. Rain Calgary, Alberta	Corporate Secretary	80,700 [(10)]	Chartered Accountant; Corporate Secretary of the Corporation; Vice President, Finance and Chief Financial Officer of Petrobank since October 2001; Vice President and Director of Caribou since April 2001; from April 2000 to September 2001, Director, Corporate Finance of Petrobank; from May 1997 to June 1999, Corporate Controller and Treasurer of Pacalta.

Notes:

(1) Represents all Trust Units held directly or indirectly or over which such person exercises control or direction as at September 30, 2003. Based upon information provided by the director or officer to the Trust.

(2) Member of the Audit and Corporate Governance Committee.
(3) Member of the Reserves, Safety and Environment Committee.
(4) Member of the Compensation Committee.
(5) The Corporation does not have an executive committee.
(6) The terms of office of all of the directors will expire at the next annual shareholders' meeting of the Corporation.
(7) Includes Trust Units held by Caribou, a company controlled by Mr. Chernoff, and Trust Units held in RESP accounts for the benefit of Mr. Chernoff's children.
(8) Includes 43,919 Trust Units held in Mr. Roorda's spouse's account which is controlled by Mr. Roorda.
(9) Excludes 7,250 Trust Units held in the name of Mr. Fisher's children but otherwise controlled by Mr. Fisher.
(10) Includes 30,700 Trust Units held by Mr. Rain's spouse.

As at April 30, 2004, the directors and officers of the Corporation and their associates and affiliates, as a group, hold, directly or indirectly, or exercise control or direction over, approximately 6,555,831 Trust Units or 37.9% of the outstanding Trust Units.

The following is a brief description of the background of each of the senior officers and directors of the Corporation. The past performance of each of the individuals indicated below is not necessarily indicative of future performance.

Jacob Roorda, President

Mr. Roorda is a Professional Engineer and holds a Bachelor of Applied Science (Eng.) degree from Queen's University and an MBA from the University of Calgary.

Following university, Mr. Roorda held a number of senior engineering positions with Dome Petroleum Ltd. From 1987 to 1991, Mr. Roorda was a Vice President in the equity research group and was a ranked oil and natural gas analyst at BZW Canada Ltd., in Toronto.

From 1991 to 1996, Mr. Roorda was Manager, Business Development at Fletcher Challenge. In January 1996, Mr. Roorda co-founded PrimeWest (a public energy trust) and served as Vice President, Corporate and Director of PrimeWest. Mr. Roorda was responsible for overseeing the acquisition strategies of PrimeWest. While at Fletcher and PrimeWest, Mr. Roorda was responsible for closing in excess of $650 million of oil and natural gas property acquisitions.

From June 1999 to July 2002, Mr. Roorda was a Managing Director of Research Capital, an investment-banking firm. At Research Capital, Mr. Roorda was responsible for the overall direction and operations of the Calgary investment banking office of the firm.

J.A. Ralston, Vice President, Operations

Mr. Ralston completed the Management Development Program at the University of Calgary in 1994.

Mr. Ralston was employed with Petro-Canada from 1980 through June 1994 in a broad range of field operating positions of increasing responsibility. During his tenure at Petro-Canada, Mr. Ralston was responsible for construction of field facilities and pipelines, natural gas plant and field operations, procurement, reservoir management, drilling and workovers.

Mr. Ralston commenced employment with Penn West in July 1994 where he worked until June 2002. Since 1997, Mr. Ralston served as Production Manager, responsible for overseeing all of Penn West's 100,000 BOE/d production operations, 270 field staff and an annual budget of $200 million. Mr. Ralston was responsible for all areas of operations including engineering, exploitation, production optimization, capital management, planning, construction and budgeting.

David M. Fisher, Vice President, Finance

Mr. Fisher is a Chartered Accountant and graduated in 1980 with a Bachelor of Commerce degree from the University of Alberta. Mr. Fisher has in excess of 20 years experience in financial reporting, management and administration of entities active in the oil and natural gas industry.

From September 1998 to October 2002, Mr. Fisher was a founder, Director and Vice President, Finance and Chief Financial Officer of Integra, a private upstream oil and natural gas corporation with assets located in the province of Alberta. Mr. Fisher was responsible for all financial aspects of Integra including reporting systems, financial reporting, securing equity and bank financing, managing financial assets, taxation, and working with legal counsel and transfer agents in the management of shareholder and regulatory items.

From April 1995 to July 1998, Mr. Fisher was the Vice President, Finance and Chief Financial Officer of Canrise. Canrise was a public upstream oil and natural gas corporation with assets located in west-central Alberta.

During the period June 1980 to April 1995 Mr. Fisher's was an external auditor for KPMG Chartered Accountants (formerly Peat Marwick Mitchell & Co.), incentives auditor for Energy Mines and Resources Canada, Manager of Corporate Reporting for Canadian Hunter Exploration Ltd. and an independent consultant providing financial administration for domestic and international entities.

John A. Brussa, Director

Mr. Brussa is a barrister and solicitor and has been a partner at Burnet, Duckworth & Palmer LLP in Calgary since 1987. Mr. Brussa is recognized as a leading tax practitioner in Canada and sits on the board of directors of several Canadian public companies.

M. Bruce Chernoff, Director and Chairman

Mr. Chernoff is a Professional Engineer with a Bachelor of Applied Science degree in Chemical Engineering from Queen's University. Mr. Chernoff commenced employment with Pacalta in 1988. Pacalta was a public junior oil and natural gas company with operations in Canada. Mr. Chernoff held various senior positions with Pacalta including Executive Vice-President and Chief Financial Officer. Mr. Chernoff was a director of Pacalta from 1992 until Pacalta was purchased by Alberta Energy Company in May 1999 for $1 billion.

Mr. Chernoff initiated the formation of Caribou, of which he is the President and a Director, in June 1999, to make various investments. Mr. Chernoff became a Director, and the Executive Vice President and Chief Financial Officer of Petrobank in March 2000. Mr. Chernoff resigned as Chief Financial Officer of Petrobank in October 2001 to focus on his other business interests, but remains a director of the company. Mr. Chernoff initiated the formation of the Corporation in June 2002 to pursue oil and natural gas development and acquisition opportunities.

Hank B. Swartout, Director

Mr. Swartout is the Chairman of the Board, President and Chief Executive Officer of Precision Drilling Corporation, the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry.

Verne G. Johnson, Director

Mr. Johnson received a Bachelor of Science degree in Mechanical Engineering from the University of Manitoba in 1966. He immediately commenced employment with Imperial Oil Limited, which continued until 1981 (including two years with Exxon Corporation in New York from 1977 to 1979). In 1981, Mr. Johnson joined Liberty Petroleum Ltd. as President and Chief Executive Officer. In 1982, he joined Roxy Petroleum Ltd. as Vice President, Production, remaining until 1987 when he joined Paragon Petroleum Ltd. as President. In 1989, Mr. Johnson joined ELAN Energy Inc. (then Lasmo Canada Inc.) as President and a Director. Following the sale of ELAN in 1997, he became President of Ziff Energy Group until 1999, then President of AltaQuest Energy Corporation and he then

joined the Enerplus Resources Group in 2000, becoming Senior Vice President of Funds Management. In February 2002, he departed from the Enerplus Resources Group and remains as President of his private family company, KristErin Resources Inc.

Hector J. McFadyen, Director

Mr. McFadyen holds a Master of Arts (Econ.) degree from the University of Calgary and a Bachelor of Arts (Econ.) degree from Sir George Williams University.

Mr. McFadyen was employed at the Alberta Energy and Utilities Board (formerly the Oil and natural gas Conservation Board) between 1969 and 1976, primarily within its Economics Department.

Mr. McFadyen began work for Alberta Energy Company Ltd. ("AEC"), now EnCana Corporation ("EnCana"), in 1976. EnCana is one of the largest independent oil and natural gas producers in North America. Mr. McFadyen developed a number of significant business units within AEC, developing experience in a broad range of businesses and disciplines. Such experience included project development and investments across North America, Latin America, Asia and Europe. At AEC, Mr. McFadyen served as a member of the senior executive team involved in recommending and implementing the strategic plan for the company. As President of the Forest Products Division, he assumed responsibility for development and implementation of the business strategy for an Alberta based forest products business. Mr. McFadyen also served as the President of the Midstream Division of AEC since 1995, having responsibility for the company's pipelines and natural gas storage businesses. Mr. McFadyen retired from EnCana in 2002.

Mr. McFadyen is a member of the board of directors of Hunting PLC ("Hunting"), a UK-based public corporation engaged in oil services, and oil and natural gas marketing and distribution activities internationally. Hunting carries on its oil and natural gas marketing and distribution activities in North America through its wholly-owned subsidiary, Gibson Energy Ltd. Mr. McFadyen is also a member of the Board of Directors of Computershare Trust Company of Canada, a private Canadian company that manages various trust related activities for public and private companies throughout North America. Mr. McFadyen is also a director of Aluma Systems, a private Canadian company providing industrial and concrete construction services.

David J. Rain, Corporate Secretary

Mr. Rain is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Saskatchewan (1986).

Mr. Rain articled at KPMG LLP Chartered Accountants and was a Manager in their audit group until he departed in 1992. Mr. Rain served in senior financial positions at Nowsco Well Service Ltd., an oilfield service company with worldwide operations, from 1992 through August 1996. Mr. Rain was the Chief Financial Officer of Trican Well Service Ltd, an oilfield service company with operations in Alberta and Saskatchewan, from October 1996 through April 1997. Mr. Rain joined Pacalta in May 1997 as Corporate Controller. Pacalta was an oil and natural gas exploration and production company with operations primarily in Ecuador. When AEC acquired Pacalta in 1999, Mr. Rain joined Mr. Chernoff at Caribou, and became Director, Corporate Finance at Petrobank in March 2000. Mr. Rain assumed the position of Vice President, Finance and Chief Financial Officer of Petrobank in October 2001 and resigned in March 2004. Currently, Mr. Rain is the Chief Financial Officer of Caribou.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of the Corporation or shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation has, within the last 10 years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the reporting issuer access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of the Corporation or shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding sufficient securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons, has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

SHARE CAPITAL OF THE CORPORATION

The share capital of the Corporation currently consists of an unlimited number of common shares and an unlimited number of first preferred shares. As at the date hereof, one hundred common shares of the Corporation are outstanding. Such shares are held by the Trustee for and on behalf of the Trust. The voting of such shares is governed by the provisions of the Trust Indenture and the Trust is not entitled, without the direction of Unitholders, to exercise its rights as a shareholder of the Corporation except as permitted by the Trust Indenture. See "Trust Indenture – Exercise of Voting Rights Attached to Shares of the Corporation".

TRUST INDENTURE

The following is a summary of the Trust Indenture and other matters regarding the structure and operations of the Trust.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As of April 30, 2004, there were 17,303,353 Trust Units issued and outstanding. Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right" below) and to one vote at all meetings of Unitholders for each Trust Unit held. See "Risk Factors – Nature of Trust Units".

Special Voting Units

At the 2003 Unitholders' Meeting, the Unitholders approved an amendment to the Trust Indenture to provides for the issuance of an unlimited number of special voting units. Each special voting unit will entitle the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Board of Directors of the Corporation in the resolution authorizing the issuance of any such special voting units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or

exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability. See "Risk Factors – Unitholder Limited Liability".

Issuance Of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. The Trust Indenture also provides that the Corporation may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as the Corporation may determine.

Borrowing By the Trust

Pursuant to the Trust Indenture, the Trustee is permitted to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, the Corporation and any subsidiary of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person.

Debt service costs incurred by the Trust are deducted in computing the Cash Available For Distribution.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cheque drawn on a Canadian chartered bank or trust company in Canadian money payable on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that, the Corporation may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (i) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes (herein referred to as "Redemption Notes") to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall.

If, at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which the Corporation considers, in its sole discretion, to represent fair market value for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to 90% of the fair market value thereof as determined by the Corporation as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this Redemption Right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Redemption Notes. Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interests of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units. If at any time the Trust becomes aware that the beneficial owners of 49% or more of the outstanding Trust Units are or may be Non-Residents or that such a situation is imminent, the Trust, by or through the Corporation on the Trust's behalf, shall take such action as may be necessary to carry out the intentions evidenced herein. For the purposes of this Section, "Non-Residents" means non-residents of Canada within the meaning of the Tax Act.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "– Amendments to the Trust Indenture"), the sale of

the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of the Corporation and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by the Corporation and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Shares of the Corporation

The Trust Indenture prohibits the Trustee from voting the shares of the Corporation with respect to (i) the election of directors of the Corporation, (ii) the appointment of auditors of the Corporation or (iii) the approval of the Corporation's financial statements, except in accordance with an Ordinary Resolution adopted at an annual meeting of Unitholders. The Trust Indenture also provides that the Trustee shall not, after the Closing, vote the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of the Corporation, except in conjunction with an internal reorganization of the direct or indirect assets of the Corporation as a result of which either the Corporation or the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of the Corporation with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving the Corporation except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of the Corporation to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of the Corporation to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of the Corporation's shares in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Special Resolution at a meeting of Unitholders called for that purpose.

Trustee

Valiant Trust Company is the trustee of the Trust. All of the administrative and management powers of the Trustee relating to the Trust and the operations of the Trust have been delegated to the Corporation pursuant to the Trust Indenture and the Administration Agreement. See "Description of the Trust – Delegation of Authority, Administration and Trust Governance". Notwithstanding this general delegation, pursuant to the Administration Agreement, the Trustee has agreed not to delegate any authority to manage the following affairs of the Trust:

(a) the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Trust Units;

(b) the maintenance of a register of Unitholders;

(c) the distribution of Distributable Cash to Unitholders, although the calculation of the amount of the distribution shall be made by the Corporation and approved by the Harvest Board and submitted by the Corporation to the Trustee for distribution to the Unitholders;

(d) the mailing of notices, financial statements and reports to Unitholders pursuant to the Trust Indenture, although the Corporation shall be responsible for the preparation or causing the preparation of such notices, financial statements and reports;

(e) the provision of a basic list of registered Unitholders to Unitholders in accordance with the procedures outlined in the Trust Indenture;

(f) the amendment or waiver of the performance or breach of any term or provision of the Trust Indenture on behalf of the Trust;

(g) the renewal or termination of the Administration Agreement on behalf of the Trust; and

(h) any matter which requires the approval of the Unitholders under the terms of the Trust Indenture.

The Trustee is required under the Trust Indenture to exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of Unitholders. The Unitholders shall, at the first annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional one year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by the Corporation upon delivery of a notice in writing by the Corporation to the Trustee in limited circumstances. Such resignation or removal becomes effective only upon the approval of the Unitholders by Special Resolution, the acceptance or appointment of a successor trustee and the assumption by the successor trustee of all obligations of the Trustee and in the same capacity.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any valuation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the Corporation, or any other person to whom the Trustee has, with the consent of the Corporation, delegated any of its duties under the Trust Indenture, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee

under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Special Resolution. The Trustee may, without the consent, approval or ratification of any of the Unitholders, amend the Trust Indenture for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, any Direct Royalties Sale Agreement, and any other agreement of the Trust or any Offering Document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby;
- providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and
- making any modification in the form of the Trust Unit certificates to conform with the provisions of the Trust Indenture, or any other modifications provided the rights of the Trustee and the Unitholder are not prejudiced thereby.

Take-Over Bid

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered.

Termination of the Trust

Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and

convert into cash the Direct Royalties and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. However, in no event shall the Trust be wound-up until the Direct Royalties have been disposed of. After paying, retiring or discharging, or making provision for the payment, retirement, or discharge of all known liabilities and obligations of the Trust and after providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

Reporting to Unitholders

The consolidated financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited consolidated financial statements of the Trust, together with the report of such chartered accountants, will be mailed by the Corporation to Unitholders and the unaudited interim consolidated financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31. The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

DEBENTURES

As at April 30, 2004, $59,000,000 principal amount of Debentures of the Trust were outstanding.

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Debenture Indenture with respect to the Debentures.

General

The Debentures were issued under the Debenture Indenture. The Debentures authorized for issue are limited in aggregate principal amount to $60,000,000. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Debenture Indenture, in addition to the Debentures offered hereby.

The Debentures are dated January 29, 2004 and mature on May 31, 2009. The Debentures are issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures bear interest from the date of issue at 9% per annum, which is payable semi-annually in arrears in equal instalments (other than in respect of the period from January 29, 2004 to, but excluding, May 31, 2004) on May 31 and November 30 in each year, commencing on May 31, 2004. The first interest payment will include interest accrued from January 29, 2004 to, but excluding, May 31, 2004.

The principal amount of the Debentures is payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures are direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "- Subordination". The Debenture Indenture does not restrict the Trust from incurring additional indebtedness or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures are convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per Trust Unit, being a conversion rate of 71.4286 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the 5 Business Days preceding and including May 31 and November 30 and in each year, commencing May 31, 2004, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Debenture Indenture provides for the adjustment of the conversion price in certain events.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" is defined in the Debenture Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Redemption and Purchase

The Debentures are not redeemable on or before May 31, 2007. After May 31, 2007 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a Redemption Price of $1,050 per Debenture after May 31, 2007 and on or before May 31, 2008 and at a Redemption Price of $1,025 per Debenture after May 31, 2008 and before maturity, in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Subordination

The payment of the principal of, and premium, if any, and interest on, the Debentures is subordinated in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness of the Trust.

The Debenture Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust or any sale of all or substantially all of the assets of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Debenture Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures at any time when a default has occurred under the Senior Indebtedness and is continuing and the notice of such default has been given to the Debenture Trustee under the Debenture Indenture by the Trust, any holder of a Debenture or any holder of Senior Indebtedness, unless the Senior Indebtedness has been repaid in full. No holder of a Debenture has the right to institute any act or proceeding to enforce the Debentures in a manner inconsistent with the terms of the Debenture Indenture.

The Debentures are effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures are subordinated in right of payment to the prior payment in full of all indebtedness under the Current Bank Facility.

Priority over Trust Distributions

The Trust Debenture Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units (a "**Change of Control**"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "**Debenture Offer**"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "**Debenture Offer Price**").

The Debenture Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "**Interest Obligation**"), on the date it is payable under the Debenture Indenture (an "**Interest Payment Date**"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Debenture Indenture (the "**Unit Interest Payment Election**"). The Debenture Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Debenture Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Debenture Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Debenture Indenture provides that an event of default ("**Event of Default**") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; (d) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same; (e) a resolution is passed for the liquidation or winding–up of the Trust; or (f) any proceedings are taken with respect to a compromise or arrangement of the Trust. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Debenture Indenture contains provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose,

among others, the Debenture Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Debenture Indenture provides that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Debenture Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust by the current market price of the Trust Units on the relevant date.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Trust Units, on a fully diluted basis, including any Trust Units which may be issued upon conversion, redemption or maturity of the Debentures. The Trustee may require declarations as to the jurisdictions in which beneficial owners of the Debentures are resident. If the Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents of Canada or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents of Canada, the Trustee may send a notice to non-resident holders of Debentures, chosen in inverse order to the order of acquisition or registration of the Debentures or in such manner as the Trustee may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days. If the Debenture holders receiving such notice have not sold the specified number of Debentures or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee may, on behalf of such Debenture holder, sell such Debentures, and, in the interim, shall suspend the rights attached to such Debentures. Upon such sale, the affected holders shall cease to be holders of Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures. The trustees of the Trust have similar obligations in respect of the Trust Units which are outlined in the Trust Debenture Indenture.

TRUST UNIT INCENTIVE PLAN

The Trust has adopted the Unit Incentive Plan which permits the Harvest Board to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to the directors, officers, consultants, employees and other ongoing service providers of the Trust and its subsidiaries, including the Corporation. The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and distributions. Effective June 12, 2003 the total number of Trust Units issuable under the Unit Incentive Plan was increased from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units. The total number of Trust Units issuable under the Unit Incentive Plan as at April 30, 2004 was 1,063,725.

The Harvest Board administers the Unit Incentive Plan and determines participants in the Unit Incentive Plan, numbers of Incentive Rights granted, and the terms of vesting of Incentive Rights. The grant price of the Incentive Rights (the "Grant Price") shall be equal to the per Trust Unit closing price on the trading date immediately preceding the date of grant, unless otherwise permitted. The exercise price ("Exercise Price") per Right shall be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less all debt, working capital deficiency (surplus) or debt equivalent instruments, depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

Incentive Rights are exercisable for a maximum of five years from the date of the grant thereof and are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder. In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of 30 days and the end of the exercise period, to exercise vested Incentive Rights. In the case of death, the estate of the holder is entitled, from the date of death to the earlier of 6 months and the end of the exercise period, to exercise vested Incentive Rights at the Exercise Price in effect at the date of death. Incentive Rights not vested at the date of termination of the holder or at date of the holder's death are immediately null and void. The Trust has the option to settle outstanding Incentive Rights with Trust Units and/or cash. The number of Trust Units to be issued to settle outstanding Incentive Rights shall equal the amount determined by multiplying the number of Incentive Rights by the quotient obtained by dividing the difference between the current market price of a Trust Unit and the Exercise Price by the current market price of a Trust Unit. Cash paid to settle outstanding Incentive Rights will equal the difference between the current market price of a Trust Unit less the Exercise Price multiplied by the number of Incentive Rights to be settled.

The following table sets forth information with respect to the Incentive Rights outstanding under the Unit Incentive Plan as at April 30, 2004.

Group	Date Incentive Rights Granted	Trust Units Under Option	Grant Price	Closing Price on Day Prior to Grant	Exercise Price as at April 30, 2004	Expiry Date	Market Value of Incentive Right [1]
Executive Officers (5)	November 25, 2002	475,000	$8.00	$8.00	$4.80	November 25, 2007	$4,797,000
	February 14, 2003	9,500	$10.75	$10.75	$7.85	February 14, 2008	$66,975
Directors (4)	November 25, 2002	75,000	$8.00	$8.00	$4.80	November 25, 2005	$757,500
	February 14, 2003	25,000	$10.75	$10.75	$7.85	February 14, 2008	$176,250
Employees and Consultants (46)	November 25, 2002	231,250	$8.00	$8.00	$4.80	November 25, 2005	$2,335,625
	January 24, 2003	18,125	$10.21	$10.21	$7.16	January 24, 2008	$140,324
	July 15, 2003	12,500	$10.18	$10.18	$8.29	July 15, 2008	$82,625
	July 17, 2003	7,500	$10.30	$10.30	$8.41	July 17, 2008	$48,675
	July 18, 2003	11,000	$10.45	$10.45	$8.56	July 18, 2008	$69,740
	October 17, 2003	73,400	$12.19	$12.19	$10.89	October 17, 2008	$294,040
	December 15, 2003	99,750	$13.15	$13.15	$12.24	December 15, 2008	$265,335
	February 16, 2004	13,700	$13.35	$13.35	$12.87	February 16, 2009	$493,710
	February 24, 2004	12,000	$13.75	$13.75	$13.33	February 24, 2009	$974,896

Note:

(1) Based on the difference between the closing price of $14.90 per Trust Unit on the TSX on April 30, 2004 and the grant price of the Incentive Right less distributions per Trust Unit paid after the date the Incentive Right was granted multiplied by the number of Trust Units under the Incentive Right.

DRIP PLAN

The Trust has received all applicable regulatory approvals and has implemented a DRIP Plan. **The DRIP Plan is not available to Unitholders who are residents of the United States.** The DRIP Plan provides eligible holders of Trust Units the means of accumulating additional Trust Units by reinvesting any Distributable Cash received. At the discretion of the Corporation, Trust Units will either be acquired at prevailing market rates (not exceeding 115% of the volume weighted average trading price of the Trust Units on the TSX for the 10 trading days immediately preceding the date the Trust Units are purchased) or issued from treasury at 95% of the market price of the Trust Units (calculated as the weighted average trading price of the Trust Units on the TSX for the period commencing on the second Business Day following the distribution record date and ending on the second Business Day immediately prior to the distribution payment date on which at least a board lot of Trust Units is traded). Participants in the DRIP Plan are also permitted to purchase additional Trust Units at 100% of the market price (as described above) of the Trust Units by investing additional sums to a maximum of $5,000 per month and a minimum of $1,000 per remittance; provided that the total number of Trust Units that may be issued each fiscal year pursuant to optional cash payments is restricted to not more than 2% of the number of issued and outstanding Trust Units at the

commencement of that year. As at April 30, 2004, 1,125,675 Trust Units have been issued from treasury since February 15, 2003 for proceeds of approximately $12.2 million due to DRIP Plan participation associated with cash distributions by the Trust.

CONFLICTS OF INTEREST

Properties will not be acquired from officers or directors of the Corporation or persons not at arm's length with such persons at prices which are greater than fair market value, nor will Properties be sold to officers or directors of the Corporation or persons not at arm's length with such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Harvest Board. There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of Unitholders in accordance with the requirements of Ontario Securities Commission Rule 61-501.

Circumstances may arise where members of the Harvest Board serve as directors or officers of corporations which are in competition with the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust.

SELECTED FINANCIAL INFORMATION

Annual and Financial Information

The following is a summary of selected consolidated financial information of the Trust for the period from July 10 to December 31, 2002 and the three month period ended on each of March 31, 2003, June 30, 2003, September 30, 2003 and December 31, 2003. The following should be read in conjunction with the information contained under the heading "Management's Discussion and Analysis" below and the audited consolidated financial statements of the Trust for the year ended December 31, 2003 and the audited consolidated financial statements of the Trust for the period from July 10, 2002 to December 31, 2002. The selected consolidated financial information is not necessarily reflective of the Trust's future results from operations or financial condition.

	For the period	2003			
($000, except unit amounts)	from July 10 to December 31, 2002	Three month period ended March 31	Three month period ended June 30	Three month period ended September 30	Three month period ended December 31
Net Revenue	8,955	14,738	17,622	21,181	30,474
Net Income	5,136	3,736	1,180	5,751	6,043
Net Income per unit - basic	3.46	0.36	0.10	0.46	0.37
Net Income per unit - diluted	3.69	0.34	0.10	0.45	0.36
Total Assets	93,729	92,041	120,122	144,369	220,250
Total Liabilities	53,723	38,891	61,645	51,473	89,175
Distributions declared, per unit	0.20	0.60	0.60	0.60	0.60

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since the completion of the Initial Public Offering.

2003	Distribution Per Trust Unit
January [1]	$0.20
February	$0.20
March	$0.20
April	$0.20
May	$0.20
June	$0.20
July	$0.20
August	$0.20
September	$0.20
October	$0.20
November[2]	$0.20
December	$0.20
2004	
January	$0.20
February	$0.20
March	$0.20

Notes:

(1) This distribution was the first cash distribution paid by the Trust following the completion of the Initial Public Offering.

(2) The Trust announced on April 15, 2004 that the next monthly cash distribution of $0.20 per Trust Unit will be paid on May 17, 2004 to Unitholders of record on April 30, 2004.

Unitholders of record on a Record Date will be entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Record Date, and if such date of payment is not a Business Day on the next Business Day after the 15th day following the Record Date.

ESCROWED SECURITIES

In connection with the completion of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of debentures of 990148 Alberta Ltd. (which were settled with 4,777,500 Trust Units which, as at September 30, 2003 represented approximately 38.4% of the then outstanding Trust Unit and as at the date hereof approximately 28.1%) executed an undertaking in favour of the underwriters of the Initial Public Offering not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the "Management's Discussion and Analysis" for the year ended December 31, 2003 contained on pages 23 to 35 of the Trust's 2003 Annual Report, which is incorporated herein by reference. The Management's Discussion and Analysis should be read in connection with the audited consolidated financial statements of the Trust for the year ended December 31, 2003 which are included in the Trust's 2003 Annual Report and which are incorporated herein by reference.

MARKET FOR SECURITIES

The Trust Units are listed and traded on the TSX. The trading symbol for the Trust Units is HTE.

RISK FACTORS

The following are certain factors relating to the business of the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Annual Information Form.

Public and Insider Ownership

As at April 30, 2004, the directors and officers of the Corporation and their associates and affiliates, as a group, held, directly or indirectly, or exercised control or direction over, approximately 6,555,831 Trust Units or approximately 37.9% of the outstanding Trust Units.

As part of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of the Management Group Debentures executed an undertaking in favour of the Underwriters not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or the Corporation, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or the Corporation then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004.

Dilution

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. In addition, the Trust may issue additional Trust Units from time to time pursuant to the Unit Incentive Plan and the DRIP Plan. The possible issuance of these Trust Units could result in dilution to holders of Trust Units. See "Trust Indenture – Issuance of Trust Units", "Trust Unit Incentive Plan" and "DRIP Plan".

Purchase of the NPI, the Properties and the Direct Royalties

The price paid for the purchase of the NPI, the Provost Properties and the Direct Royalties or to be paid for the purchase of the Carlyle Properties was based on engineering and economic assessments made by independent engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of crude oil, natural gas and natural gas liquids, future prices of oil, natural gas and natural gas liquids and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the Corporation and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas and natural gas liquids from those anticipated at the time of making such assessments will affect the return on the value of the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than those currently attributed to the Provost Properties and the Carlyle Properties.

Changes in Legislation

There can be no assurance that income and capital tax laws and government incentive programs relating to the oil and natural gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education savings plans ("RESPs") (collectively, "Exempt Plans"). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units or any gains realized on a disposition of the Trust Units while they are not qualified investments. See "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

Operational Matters

The operation of oil and natural gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation and possible liability to third parties. The Corporation will employ prudent risk management practices and maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce income from the NPI.

Continuing production from a property and to some extent, the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although the Corporation operates the Provost Properties and believes it will become the operator of the Carlyle Properties, there is no guarantee that it will remain operator of the Provost Properties or that the Corporation will operate the Carlyle Properties or any other Properties it may acquire.

A significant portion of the operating expenses of the Provost Properties, and to a lesser degree, the Carlyle Properties, is attributable to electrical power costs. Since deregulation of the electrical power system in Alberta in recent years, the unit cost of electrical power has been set by a market driven mechanism based upon supply and demand. As a result, the prices for electrical power have become volatile. This volatility in electrical power pricing can impact the Corporation's operating expenses, and in turn, the Cash Available For Distribution. The Corporation has implemented an electrical power hedging program to mitigate its exposure to electrical power cost volatility. In respect of the Carlyle Properties, the Saskatchewan power system is regulated and as such, electrical power costs are not subject to significant volatility. However, there can be no certainty that the Saskatchewan power system will not deregulate in the future.

Although satisfactory title reviews will generally be conducted on the Properties in accordance with industry standards, such reviews do not guarantee or certify that a defect in title may not arise to defeat the claim of the Corporation to certain Properties. A reduction of income from the NPI or income from Direct Royalties could result in such circumstances.

Reserve Estimates

The reserve and recovery information contained in the McDaniel Report is only an estimate and the actual production and ultimate reserves from the Properties may differ from the estimates prepared by McDaniel.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or the issuance of clean up orders in respect of the Corporation or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on the Corporation. See "Industry Conditions – Environmental Regulation". Although the Operating Subsidiaries have established reclamation funds for the purpose of funding estimated future environmental and reclamation obligations, there can be no assurance that the Operating Subsidiaries will be able to satisfy its actual environmental and reclamation obligations. See "Description of the Trust – The NPI and Direct Royalties – Reclamation Fund".

In December 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 levels during the period between 2008 and 2012. The Protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the Protocol. If the Protocol is ratified and becomes legally binding, it is expected to affect the operation of all industries in Canada, including the oil and natural gas industry. As details of

the implementation of this Protocol have yet to be announced, it is difficult to determine what, if any, the impact the Protocol may have on the Corporation's ongoing environmental liabilities, on prices for oil and natural gas or on other general economic factors, which may affect the Trust's Cash Available For Distribution.

Debt Service

As at the date hereof, the Trust had indebtedness of approximately $64 million under the Current Bank Facility. In addition, the New Lender has issued letters of credit to third parties of approximately $3.3 million on behalf of the Corporation to secure services on the Properties. See "Information Respecting the Corporation – Borrowing by the Corporation". In addition, as of the date hereof, approximately $25 million is outstanding under the Equity Bridge Notes. See "Description of the Trust – Borrowing by the Trust.

The Current Lender was provided with security over all of the assets of the Operating Subsidiaries. See "Information Respecting the Corporation – Borrowing by the Corporation". If the Corporation, WEI and the Trust experience an unremedied borrowing base shortfall or default, commit an event of default or the Current Lender demands repayment, the Current Lender may foreclose on or sell the Properties free from, or together with, the NPI.

Dividends and other distributions by the Corporation are prohibited in certain circumstances upon a borrowing base shortfall or default, or upon an event of default or demand for repayment under the Current Bank Facility. The NPI, any indebtedness of the Corporation to the Trust, and amounts payable to the Trustee under the Trust Indenture are subordinate to the Current Bank Facility pursuant to a subordination agreement between the Current Lender, the Trustee, and the Corporation dated October 16, 2002. This Subordination Agreement may restrict the ability of the Corporation to pay the NPI to the Trust or pay interest or principal on any indebtedness to the Trust, and therefore may limit or eliminate the Cash Available For Distribution.

The Corporation must meet certain ongoing hedging and financial covenants under the Current Bank Facility. The covenants are customary restrictions on the Corporation's operations and activities, including restrictions on the incurring of indebtedness, the granting of security, the issuance of incremental debt, and the sale of its assets.

Debt Repayment

The Corporation and the Trust are permitted to borrow funds to finance the purchase of Properties, capital expenditures, or other financial obligations in respect of the Properties or for working capital purposes. Borrowings of the Corporation to fund the purchase of Canadian resource properties may be repaid with funds received from the Trust. Debt service costs of the Operating Subsidiaries are deducted in computing income from the NPI and debt service costs of the Trust are deducted in computing Cash Available For Distribution. Variations in interest rates could result in significant changes in the amount required to be applied to debt service before payment of the NPI and Cash Available For Distribution. To the extent that borrowings under the New Interim Bank Facility are made in U.S. dollars, the interest payable thereunder is also payable in U.S. dollars. Variations in the Canadian/U.S. dollar exchange could result in a significant increase in the amount of the interest paid under the New Interim Bank Facility, thereby reducing the Cash Available For Distribution. See "Information Respecting the Corporation – Borrowing by the Corporation".

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to the Corporation, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Properties or the establishment by the operator of reserves for such expenses.

Variability of Cash Distributions

The Operating Subsidiaries retain a portion of the cash flows from the Properties in their Reserve Fund to facilitate future acquisitions and development of the Properties. The Corporation believes this will assist in maintaining

distributions for a longer period than would otherwise be the case if all cash flows from the Properties were paid to the Trust pursuant to the NPI and subsequently distributed to the Unitholders. Future cash flows generated by such additional Properties may not be similar to those of the Provost Properties and may not generate sufficient cash flows to allow the Operating Subsidiaries to generate sufficient income from the NPI to allow the Trust to maintain consistent distributions from the Trust over a long period of time.

Reliance on Management of the Corporation

Unitholders will be dependent on the management of the Corporation in respect of the administration and management of all matters relating to the Properties, the NPI, the Direct Royalties, the Trust, and the Trust Units. Investors who are not willing to rely on the management of the Corporation should not invest in the Trust Units.

Depletion of Reserves (Sustainability)

The Trust has certain unique attributes which differentiate it from other oil and natural gas industry participants. Cash Available For Distribution in respect of Properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Trust and the Corporation will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent additional capital investment in Properties through the use of the Capital Fund or otherwise, initial production levels and reserves attributable to the Properties will decline.

The Corporation's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on the Corporation's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, the Corporation's reserves and production will decline over time as reserves are exploited.

Trust Units will have no value when reserves from the Properties can no longer be economically marketed and, as a result, subscribers for Trust Units will need to obtain a return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than the Corporation.

There can be no assurance that the Corporation will be successful in developing or acquiring additional reserves on terms that meet the Corporation's investment objectives.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Trust Units, becomes limited or unavailable, the Trust's and the Corporation's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent the Trust or the Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the level of Cash Available For Distribution will be reduced.

Limited Operational History

The Corporation and the Trust were only recently organized and have a limited history of operations and the Trust has made only limited distributions.

Impact of Future Capital Expenditures

The Reserve Value of the Properties as estimated by McDaniel is based in part on cash flows to be generated in future years as a result of future capital expenditures. The Reserve Value of the Properties as estimated by McDaniel will be reduced to the extent that such capital expenditures on the Properties do not achieve the level of success assumed by McDaniel.

Volatility of Commodity Prices and Foreign Exchange Risk

The Trust's results of operations and financial condition, and therefore the NPI and the Direct Royalties, will be dependent on the prices received for petroleum, natural gas and natural gas liquids production. Prices for petroleum, natural gas and natural gas liquids have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Corporation or the Trust. Oil prices received from production in Canada also reflect changes in the Canadian/U.S. currency exchange rate. Any decline in petroleum oil and natural gas prices or increases in differentials could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. The Corporation may manage the risk associated with changes in commodity prices and foreign exchange rates by entering, or causing the Trust to enter, from time to time, into crude oil and natural gas price hedges and foreign exchange contracts. To the extent that the Corporation or the Trust engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to counterparty risk. In addition, commodity hedge contracts may require, from time to time, margin payments to be made which could impact negatively on the Trust's ability to make distributions to Unitholders. The Corporation must also meet certain ongoing hedging covenants under its credit facility. To the extent that commodity prices increase significantly, Cash Available for Distribution could be negatively affected.

Crude Oil Differentials

The Corporation's crude oil production from the Properties will be approximately 73% light and medium oil, 26% heavy oil and 1% natural gas and natural gas liquids. Processing medium oil and heavy oil is more expensive than processing conventional light oil, and such processing yields less valuable products compared to refining light oil; accordingly, producers of heavy oil or medium oil receive lower wellhead prices. The differential between light oil and heavy oil or medium oil has fluctuated widely during recent years and when considered with the fluctuating prices of light oil, substantially increases the volatility of prices for heavy oil and medium oil. Any increase in the differentials could result in lower prices being received for petroleum, natural gas and natural gas liquids and could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. Volatility in the differential is a result of an availability of supply, seasonal demand, pipeline constraints and conversion capacity of refineries, which are beyond the control of the Trust or the Corporation.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation and the Trust will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Corporation and the Trust. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Potential Conflicts of Interest

Circumstances may arise where members of the Board of Directors or officers of the Corporation are directors or officers of corporations which are in competition to the interests of the Corporation and the Trust. No assurances can be given that opportunities identified by such board members will be provided to the Corporation and the Trust. See "Conflicts of Interest".

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders. The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Corporation. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be Permitted Investments, the NPI, the Direct Royalties and related contractual rights. The market price per Trust Unit will be a function of anticipated Cash Available For Distribution, the value of the Properties acquired by the Corporation and the Corporation's ability to effect long-term growth in the value of the Trust. The issue price of each Trust Unit is greater than the per Trust Unit Reserve Value of the Provost Properties. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any that liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture also provides that all contracts signed by or on behalf of the Trust, whether by the Corporation, the Trustee, or otherwise, must (except as the Trustee or the Corporation may otherwise expressly agree with respect to their own personal liability) contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely by the Harvest Board in view of the fact that all business operations are carried on by the Corporation.

The activities of the Trust and the Corporation, its wholly-owned subsidiary, are conducted and are intended to be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Corporation and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Net Asset Value

The net asset value of the Trust will vary dependent upon a number of factors beyond the control of management, including oil and natural gas prices. The trading prices of the Trust Units is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than or less than the net asset value of the Trust.

Change in the Trust's Status Under Tax Laws

Harvest presently qualifies as a mutual fund trust for purposes of the Tax Act and it is intended that the Trust continue to qualify as a mutual fund trust for such purposes; however, should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise. The material consequences of losing mutual fund trust status are as follows: (i) Trust Units would not constitute qualified investments for Exempt Plans upon the Trust ceasing to be a mutual fund trust. Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable n income attributable to the Trust Units while they are not qualified investments. RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency; (ii) the Trust would be required to pay a tax under Part XII.2 of the Tax Act on certain types of income distributed to unitholders including income generated by oil and natural gas royalties held by the Trust. The payment of the Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, since the amount of cash available for distribution would be reduced by the amount of the tax; (iii) the Trust would cease being eligible for the capital gains refund mechanism available under the Tax Act upon ceasing to be a mutual fund trust; (iv) Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property upon the Trust ceasing to be a mutual fund trust. Such Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units constituting taxable Canadian property; and (v) the Trust would be subject to alternative minimum tax under Part I of the Tax Act.

Structure of the Trust

From time to time, the Trust may take steps to organize its affairs in a manner which minimizes taxes and other expenses payable with respect to the operation of the Trust and the Operating Subsidiaries and which maximizes the amount of cash available for distributions to Unitholders. If the manner in which the Trust structures its affairs is successfully challenged by a taxation or other authority, the amount of cash available for distribution to Unitholders may be affected.

ADDITIONAL INFORMATION

Additional information including remuneration of directors and officers of the Corporation, principal holders of the Trust Units, is contained in the Information Circular - Proxy Statement of the Trust dated May 12, 2004 which relates to the Annual and Special Meeting of Unitholders to be held on June 22, 2004, and additional financial information is provided in the consolidated financial statements of the Trust for the year ended December 31, 2003.

The Trust shall provide to any person, upon request to the Secretary of the Corporation on behalf of the Trust:

(a) when the securities of the Trust are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities,

(b) one copy of the Annual Information Form of the Trust, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(c) one copy of the consolidated financial statements of the Trust for the most recently completed fiscal year together with the accompanying report of the auditor and one copy of any subsequent interim financial statements;

(d) one copy of the Information Circular - Proxy Statement of the Trust dated May 12, 2004; and

(e) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under (i) to (iii) above; or

(f) at any other time, one copy of any other documents referred to in (a)(i), (ii) and (iii) above, provided the Trust may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Trust.

For additional copies of the Annual Information Form and the materials listed in the preceding paragraphs please contact:

Harvest Energy Trust
c/o Harvest Operations Corp.
1900, 330 – 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Toll free in Canada: 1-866-666-1178
Fax: (403) 265-3940

APPENDIX A
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Harvest Operations Corp. (the "Company") on behalf of Harvest Energy Trust (the "Trust") are responsible for the preparation and disclosure of information with respect to the Company's and the Trust's other subsidiaries' oil and natural gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(g) (i) proved and proved plus probable oil and natural gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(h) (i) proved oil and natural gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's and the Trust's other subsidiaries' reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves, Safety & Environment Committee (the "RSE Committee") of the board of directors of the Company has

(i) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(j) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(k) reviewed the reserves data with management and the independent qualified reserves evaluator.

The RSE Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and natural gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Audit Committee, approved

(l) the content and filing with securities regulatory authorities of the reserves data and other oil and natural gas information;

(m) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(n) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Jacob Roorda"
Jacob Roorda
President

(signed) "J. A. Ralston"
J. A. Ralston
Vice President, Operations

(signed) "Verne Johnson"
Verne Johnson
Director and Chairman of the RSE Committee

(signed) "Hank B. Swartout"
Hank B. Swartout
Director and Member of the RSE Committee

April 30, 2004

APPENDIX B
REPORT ON RESERVES DATA

To the board of directors of Harvest Operations Corp. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2003. The reserves data consist of the following:

   (a) proved and proved plus probable oil and natural gas reserves estimated as at December 31, 2003 using forecast prices and costs and the related estimated future net revenue; and

   (b) proved oil and natural gas reserves estimated as at December 31, 2003 using constant prices and costs; and the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management:

Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue $M (before income taxes, 10% discount rate)			
		Audited	Evaluated	Reviewed	Total
December 31, 2003	Canada	-	169,171	-	169,171

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above.

McDaniel & Associates Consultants Ltd.

(signed) "B.H. Emslie, P.Eng."
Senior Vice President

Calgary, Alberta
April 30, 2004

APPENDIX C
FINANCIAL STATEMENTS

1. Schedule of Revenue and Expenses for certain of the Provost Properties Acquired from Devon Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001.

2. Schedule of Revenue and Expenses for certain of the Provost Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001.

3. Schedule of Revenue and Expenses for the Carlyle Properties – Years Ended December 31, 2002, 2001 and 2000 and Nine Months Ended September 30, 2003 and 2002.

4. Pro Forma Consolidated Financial Statements of Harvest Energy Trust as at and for the Year Ended December 31, 2003.

kpmg

Schedule of Revenue and Expenses for the

INITIAL PROPERTIES

Acquired from Devon Canada Corporation

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the properties (the "Initial Properties") referred to in the purchase and sale agreement dated May 28, 2002 between Harvest Operations Corp. and Devon Canada Corporation and Devon ARL Corporation for each of the years in the three year period ended December 31, 2001. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Initial Properties referred to in the purchase and sale agreement dated May 28, 2002 for each of the years in the three-year period ended December 31, 2001.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
September 18, 2002

INITIAL PROPERTIES

Schedule of Revenue and Expenses for the Initial Properties

	Six months ended June 30,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)		(audited)		
Revenue	$ 13,935,019	$ 16,772,213	$ 30,675,360	$ 46,395,299	$ 30,506,217
Royalties	(1,210,816)	(1,630,888)	(2,791,810)	(4,406,652)	(2,984,815)
	12,724,203	15,141,325	27,883,550	41,988,647	27,521,402
Operating costs	5,050,362	6,901,821	11,587,364	9,333,045	7,266,639
Operating income	$ 7,673,841	$ 8,239,504	$ 16,296,186	$ 32,655,602	$ 20,254,763

See accompanying notes to schedule of revenue and expenses for the Initial Properties.

INITIAL PROPERTIES

Notes to Schedule of Revenue and Expenses for the Initial Properties

Years ended December 31, 2001, 2000 and 1999
(Information for the six months ended June 30, 2002 and 2001 is unaudited)

---

1. **Basis of presentation:**

   On May 28, 2002 Harvest Operations Corp. entered into a purchase and sale agreement to acquire the Thompson Lake properties (the "Initial Properties") from Devon Canada Corporation and Devon ARL Corporation (collectively "Devon Canada"). This acquisition closed on July 10, 2002.

   The schedule of revenue and expenses for the Initial Properties includes the operations of the Initial Properties by Devon Canada.

   The schedule of revenue and expenses for the Initial Properties includes only amounts applicable to the working interest of Devon Canada for the Initial Properties.

   The schedule of revenue and expenses for the Initial Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Initial Properties as these amounts are based on the consolidated operations of Devon Canada of which the Initial Properties formed only a part.

2. **Significant accounting policies:**

   (a) Revenue:

   Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

   (b) Royalties:

   Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

   (c) Operating expenses:

   Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the Initial Properties.

Schedule of Revenue and Expenses for the

ADDITIONAL PROPERTIES

Acquired from Anadarko Canada Corporation

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the Additional Properties referred to in the purchase and sale agreement dated August 1, 2002 between Harvest Operations Corp. and Anadarko Canada Corporation for each of the years in the three-year period ended December 31, 2001. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Additional Properties referred to in the purchase and sale agreement dated August 1, 2002 for each of the years in the three-year period ended December 31, 2001.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
September 18, 2002

ADDITIONAL PROPERTIES

Schedule of Revenue and Expenses for the Additional Properties

	Nine months ended September 30,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)			(audited)	
Revenue	$ 55,459,785	$ 48,198,918	$ 57,615,104	$ 72,026,276	$ 42,693,456
Royalties	(7,323,940)	(7,860,337)	(11,340,031)	(14,465,051)	(7,268,179)
	48,135,845	40,338,581	46,275,073	57,561,225	35,425,277
Operating costs	12,665,536	10,404,008	12,832,174	8,799,976	7,452,752
Operating income	$ 35,470,309	$ 29,934,573	$ 33,442,899	$ 48,761,249	$ 27,972,525

See accompanying notes to schedule of revenue and expenses for the Additional Properties.

ADDITIONAL PROPERTIES

Notes to Schedule of Revenue and Expenses for the Additional Properties

Years ended December 31, 2001, 2000 and 1999
(Information for the nine months ended September 30, 2002 and 2001 is unaudited)

---

1. **Basis of presentation:**

On August 1, 2002, Harvest Operations Corp. entered into a purchase and sale agreement to acquire the Hayter and Provost properties (the "Additional Properties") from Anadarko Canada Corporation ("Anadarko"). This acquisition closed on November 15, 2002.

The schedule of revenue and expenses for the Additional Properties includes the operations of the Additional Properties by Anadarko.

The schedule of revenue and expenses for the Additional Properties includes only amounts applicable to the working interest of Anadarko for the Additional Properties.

The schedule of revenue and expenses for the Additional Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Additional Properties as these amounts are based on the consolidated operations of Anadarko of which the Additional Properties form only a part.

2. **Significant accounting policies:**

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same and variable operating overhead as established by Anadarko.

KPMG

Schedule of Revenue and Expenses for the

CARLYLE PROPERTIES

Years ended December 31, 2002, 2001 and 2000

KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the properties (the "Carlyle Properties") referred to in the purchase and sale agreement dated October 1, 2003 between Harvest Operations Corp. and the vender for each of the years in the three year period ended December 31, 2002. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Carlyle Properties referred to in the purchase and sale agreement dated July 29, 2003 for each of the years in the three-year period ended December 31, 2002.

KPMG LLP

Chartered Accountants

Calgary, Canada
October 3, 2003

CARLYLE PROPERTIES

Schedule of Revenue and Expenses for the Carlyle Properties

	Nine months ended September 30,		Years ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)		(audited)		
Revenue	$ 59,838,735	$ 60,740,813	$ 85,270,787	$ 89,172,498	$ 119,482,399
Royalties	(12,646,317)	(13,595,661)	(18,163,421)	(19,099,841)	(27,813,069)
	47,192,418	47,145,152	67,107,366	70,072,657	91,669,330
Operating costs	18,057,001	19,334,790	24,688,372	22,610,861	25,202,098
Operating income	$ 29,135,417	$ 27,810,362	$ 42,418,994	$ 47,461,796	$ 66,467,232

See accompanying notes to schedule of revenue and expenses for the Carlyle Properties.

CARLYLE PROPERTIES

Notes to Schedule of Revenue and Expenses for the Carlyle Properties

Years ended December 31, 2002, 2001 and 2000
(Information for the six months ended June 30, 2003 and 2002 is unaudited)

---

1. **Basis of presentation:**

   On October 1, 2003 Harvest Operations Corp. entered into a purchase and sale agreement to acquire the properties (the "Carlyle Properties") from an arm's length vender.

   The schedule of revenue and expenses for the Carlyle Properties includes the operations of the Carlyle Properties by the previous owners. The schedule of revenue and expenses for the Carlyle Properties includes only amounts applicable to the working interest of the previous owners for the Carlyle Properties.

   The schedule of revenue and expenses for the Carlyle Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Carlyle Properties as these amounts are based on the consolidated operations of the previous owners of which the Carlyle Properties formed only a part.

2. **Significant accounting policies:**

   (a) Revenue:

   Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

   (b) Royalties:

   Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

   (c) Operating expenses:

   Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the Carlyle Properties.

COMPILATION REPORT

To the Trustee of Harvest Energy Trust and the Directors of Harvest Operations Corp.

We have read the accompanying unaudited pro forma consolidated statement of income of Harvest Energy Trust (the "Trust") for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Harvest Energy Trust" to the consolidated financial statements of the Trust for year ended December 31, 2003 and found them to be in agreement.
2. Compared the figures in the columns captioned "Carlyle Properties" to the unaudited schedule of revenue and expenses for the nine-month period ended September 30, 2003.
3. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) The basis for the determination of the pro forma adjustments; and

   (b) Whether the pro forma consolidated statement of income comply in all material respects with the applicable regulatory requirements.

   The officers:

   (a) Described to us the basis for determination of the pro forma adjustments, and

   (b) Stated that the pro forma consolidated statement of income comply as to form in all material respects with the applicable regulatory requirements.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other columns the year ended December 31, 2003 and found the amounts in the column captioned to "Pro forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

KPMG LLP

Chartered Accountants

Calgary, Canada
May 10, 2004

HARVEST ENERGY TRUST

Pro Forma Consolidated Statement of Income

Year ended December 31, 2003
(Unaudited)

	Harvest Energy Trust	Carlyle Properties	Adjustments	Notes	Pro Forma Consolidated
Revenue:					
Petroleum and natural gas sale	$ 119,351,486	$ 59,838,736	$ –	2(a)	$ 179,190,222
Hedging loss	(18,924,364)	–	–		(18,924,364)
Royalty income	660,452	–	–		660,452
Royalties	(17,072,534)	(12,646,317)	–	2(a)	(29,718,851)
	84,015,040	47,192,419	–		131,207,459
Expenses:					
Operating	36,044,629	18,057,001	–	2(a)	54,101,630
General and administrative	4,339,738	–	–		4,339,738
Interest and amortization of deferred financing charges	5,582,476	–	1,367,902	2(d)	6,950,378
Site restoration and reclamation	4,354,620	–	1,290,112	2(c)	5,644,732
Depletion, depreciation and amortization	29,361,741	–	4,216,399	2(b)	33,578,140
Foreign exchange gain	(4,373,510)	–	–		(4,373,510)
	75,309,694	18,057,001	6,874,413		100,241,108
Income (loss) before taxes	8,705,346	29,135,418	(6,874,413)		30,966,351
Taxes:					
Large corporation taxes	157,382	–	100,000	2(e)	257,382
Future tax expense	(8,162,038)	–	3,338,245	2(e)	(4,566,411)
	(8,004,656)	–	3,438,245		(4,309,029)
Net income (loss)	$ 16,710,002	$ 29,135,418	$ (10,312,658)		$ 35,275,380
Net income per trust unit:					
Basic	$ 1.33			2(e)	$ 2.09
Diluted	$ 1.29			2(e)	$ 1.80

See accompanying notes to pro forma consolidated financial statements.

HARVEST ENERGY TRUST

Notes to Pro Forma Consolidated Statement of Income

Year ended December 31, 2003
(Unaudited)

---

1. Basis of presentation:

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to a trust indenture and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp (the "Corporation"). The Trust acquires and holds net profits interests in oil and gas properties acquired and held by the Corporation.

The accompanying unaudited pro forma consolidated statement of income have been prepared by the management of the Corporation in accordance with accounting principles generally accepted in Canada. In the opinion of management, the pro forma consolidated statement of income includes all material adjustments necessary for fair presentation in accordance with generally accepted accounting principles in Canada.

The pro forma financial statement is not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

On October 1, 2003 the Trust and the Corporation entered into an agreement to acquire properties from a third party (the "Carlyle Properties"). The cost to the Corporation was approximately $81.1 million including the closing adjustments and estimated transaction costs of approximately $2 million.

The unaudited pro forma consolidated statement of income for the year ended December 31, 2003 has been based on:

- The audited statement of income and accumulated income of the Trust for the year ended; and
- the unaudited schedule of revenue and expenses for the Carlyle Properties for the six-month period ended June 30, 2003 plus the figures from the applicable accounting information for the three months ended September 30, 2003.

2. Pro forma consolidated statement of income and assumptions and adjustments:

The pro forma consolidated statement of income for the year ended December 31, 2003 have been prepared assuming that the transactions described in note 1 were completed on January 1, 2003 as follows:

(a) Acquisition of Carlyle Properties:

The amounts included in the pro forma consolidated statement of income for the revenue, royalties and operating costs for the Carlyle Properties for the year ended December 31, 2002 have been derived from the schedule of revenue and expenses for the respective periods.

(b) Depletion, depreciation and amortization:

The pro forma adjustments for depletion, depreciation and amortization have been determined using the full cost method of accounting based on combined proved reserves, future development costs and production volumes and incorporation of the costs of acquiring the Carlyle Properties (including estimated future development costs of $10 million).

(c) Provision for future site restoration and reclamation costs:

The pro forma consolidated statements of income include adjustments to the provision for future site restoration and reclamation costs determined on the basis of the rate per unit of production recorded by the Trust and the pro forma production volumes.

(d) Interest and amortization of deferred financing charges:

As the Trust has the ability to settle the interest and principal amounts outstanding under the Equity Bridge Agreement through the issue of trust units, the amounts drawn have been presented in Unitholders' Equity in these pro forma financial statements. The corresponding interest amounts of $1.88 million for the year period ended December 31, 2003 will be presented as a direct charge to accumulated income rather than as a deduction in determining income for the applicable periods.

(e) Taxes:

Large Corporation Tax has been adjusted for each period for the tax that would be applicable to the additional capital resulting from the acquisition of the Carlyle Properties.

For income tax purposes, the Trust is able to, and intends to, claim a deduction for all amounts paid or payable to unitholders, and then to allocate the remaining income, if any, to the unitholders. However, the pro forma adjustment for future income taxes has been based on the assumption that 50% of the incremental cash flow would have been paid by the Corporation to the Trust as a royalty payment.

2. Pro forma consolidated statement of income and assumptions and adjustments (continued):

(f) Income per trust unit:

The number of trust units included in the basic weighted average number outstanding for the period was based on the weighted average number of trust units actually outstanding for the period and the 4,312,500 trust units issued under the terms of the underwriting agreement dated October 7, 2003. The pro forma income available to unitholders was reduced by the interest applicable to amounts drawn under the Equity Bridge Agreement.

The diluted weighted average number of trust units 300,000 trust units with respect to the trust unit incentive plan and 2,509,284 trust units with respect to the settlement of the amounts drawn under the Equity Bridge Agreement.

FILE NO. 82-34779

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

In respect of the Annual and Special Meeting of holders of trust units of Harvest Energy Trust held June 22, 2004 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	Outcome of Vote
1.	Ordinary resolution to approve the appointment of Valiant Trust Company as trustee of Harvest Energy Trust	Resolution approved
2.	Ordinary resolution to approve the election of the five nominees as directors of Harvest Operations Corp. to hold office until the next annual election of directors or until their successors are elected or appointed as described in the information circular – proxy statement of Harvest Energy Trust dated May 12, 2004 (the "Information Circular")	Resolution approved
3.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants, as auditors of Harvest Energy Trust to hold office until the next annual meeting or until their successors are appointed	Resolution approved
4.	Ordinary resolution approving amendment to the trust unit incentive plan of Harvest Energy Trust as described in the Information Circular	Resolution approved
5.	Ordinary resolution of disinterested unitholders of Harvest Energy Trust to approve the adoption of a unit award incentive plan of Harvest Energy Trust and the issuance of up to 150,000 trust units pursuant to such plan, all as described in the Information Circular	Resolution approved
6.	Special resolution to authorize the amendment of the articles of Harvest Operations Corp. to create an unlimited number of exchangeable shares, issuable in series, as described in the Information Circular	Resolution approved

The resolutions to approve matter numbers 4, 5 and 6 noted above were conducted by way of ballot. Attached to this report is a report of Valiant Trust Company, the scrutineers of the Meeting, in respect of each of these ballots.

Dated at Calgary, Alberta this 25 day of June, 2004.

HARVEST ENERGY TRUST
by Harvest Operations Corp.

Per: [signature]
Jacob Roorda
President

G:\057686\0012\Report in Respect of Voting Results.doc

HARVEST ENERGY TRUST
ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
JUNE 22, 2004

SCRUTINEERS' REPORT ON BALLOT

We, the undersigned scrutineers, hereby report on Resolution No. 4:

The ordinary resolution authorizing an increase in the number of Trust Units issuable pursuant to the Trust Unit Incentive Plan of the Trust.

In favour:	7,053,740	OR	76%	
Against:	2,236,776	OR	24%	
Total Votes:	9,290,516	OR	100%	*(of total votes cast)*

VALIANT TRUST COMPANY

Cheryl Dahlager, Scrutineer

Beau Cairns, Scrutineer

Dated this 22nd day of June, 2004

VALIANT
Trust Company

HARVEST ENERGY TRUST
ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
JUNE 22, 2004

SCRUTINEERS' REPORT ON BALLOT

We, the undersigned scrutineers, hereby report on Resolution No. 5:

The ordinary resolution of disinterested Unitholders approving the adoption of a Unit Award Incentive Plan of the Trust including the issuance of Trust Units pursuant thereto.

In favour:	2,357,864	OR	87%	
Against:	346,411	OR	13%	
Total Votes:	2,704,275	OR	100%	*(of total votes cast)*

6,586,241 shares have abstained from voting on this resolution due to the fact they are insiders

VALIANT TRUST COMPANY

Cheryl Dahlager, Scrutineer

Beau Cairns, Scrutineer

Dated this 22nd day of June, 2004

VALIANT
Trust Company

HARVEST ENERGY TRUST
ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
JUNE 22, 2004

SCRUTINEERS' REPORT ON BALLOT

We, the undersigned scrutineers, hereby report on Resolution No. 7:

The special resolution approving an amendment to the Articles of Harvest Operations Corp. to add a class of exchangeable shares, issuable in series.

In favour:	7,062,312	OR	76%	
Against:	2,228,204	OR	24%	
Total Votes:	9,290,516	OR	100%	*(of total votes cast)*

VALIANT TRUST COMPANY

Cheryl Dahlager, Scrutineer

Beau Cairns, Scrutineer

Dated this 22nd day of June, 2004

VALIANT
Trust Company

FILE NO 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST, STORM ENERGY LTD. AND STORM EXPLORATION INC. ANNOUNCE COMPLETION OF PLAN OF ARRANGEMENT

Calgary, June 30, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") (HTE.UN - TSX), Storm Energy Ltd. ("Storm") (SEM - TSX) and Storm Exploration Inc ("ExploreCo") (SEO – TSX) announced today that they have completed the previously announced Plan of Arrangement (the "Arrangement") whereby Harvest acquired all the outstanding shares of Storm for approximately $189 million. Pursuant to the Arrangement, Harvest and Storm have combined their assets into Harvest and have transferred certain of Storm's assets to ExploreCo, a separate junior exploration and production company which will be owned by the former Storm shareholders.

Each Storm shareholder received $4.15 of consideration per Storm share from Harvest either in cash, Harvest trust units and exchangeable shares or a combination thereof. Additional consideration payable to shareholders of Storm is made up of one share of ExploreCo or a cash amount of $2.00, and 0.053 of a share in Rock Energy Inc. ("Rock") (RE – TSXV) for each Storm share. The consideration paid by Harvest consisted of an aggregate $75 million in cash, 601,000 exchangeable shares of Harvest Operations Corp., exchangeable into an equivalent number of Harvest trust units and 2.720 million Harvest trust units.

As a result of elections made by Storm shareholders each Storm shareholder who elected to receive exchangeable shares will receive their entire total elected amount in exchangeable shares. Each Storm shareholder who elected to receive trust units will receive their entire total elected amount in trust units. Lastly, each Storm shareholder who elected to receive cash will receive 79% of their total elected amount in cash and 21% of their total elected amount in trust units.

Each exchangeable share is exchangeable into one Harvest trust unit at any time following completion of the Plan of Arrangement for no additional consideration. This exchange ratio will increase by the amount of monthly distributions made by Harvest subsequent to June 30, 2004, including the distribution payable on July 15th, 2004. Non-resident and tax exempt shareholders of Storm were only eligible to receive trust units or cash from Harvest.

The shareholders of Storm approved the Arrangement at a special meeting held on June 28, 2004.

Benefits to Harvest Unitholders:
Harvest believes the properties acquired through the Arrangement will enhance value for Unitholders by providing the following strategic and financial benefits:

- accretive to Harvest's 2004 cash flow per trust unit;
- effective June 30, 2004, increase Harvest's production by approximately 27% to 19,000 BOE/d;
- diversify Harvest's production base by adding current production of approximately 4,000 BOE/d (1.5 mmcfd, 3,800 bpd) of natural gas and light oil production;
- increase Harvest's proved plus probable reserve base(1) by 42%, to approximately 47 million BOE;
- increase Harvest's reserve weighting to light/medium oil to 76%, reducing heavy oil weighting to approximately 18%;
- based on current production, increase Harvest's proved plus probable reserve life index from approximately 6 to 6.6;
- enhance Harvest's netbacks as a result of the average lower operating cost of the Storm properties and higher per BOE realizations;
- provide an expanded base of production compatible with Harvest's proven operating competencies; and
- add a new core area for additional low cost growth in the form of property enhancement and consolidation of additional interests through acquisitions.

(1) As determined by independent evaluation, effective January 1, 2004.

Although the Arrangement is accretive to cash flow per trust unit, Harvest currently forecasts that it will maintain its monthly distribution at $0.20 per trust unit, subject to the approval of Harvest's Board of Directors. Additional cash flow derived from the Arrangement will be used to fund Harvest's ongoing property enhancement program, acquisition strategy and to repay debt.

2004 Full Year Guidance:
Combining the incremental production from the properties being acquired through the Arrangement for the period from July 1, 2004 to December 31, 2004 with Harvest's existing base of production, Harvest expects average production for 2004 to be between 16,750 and 17,000 BOE/d, with an estimated exit rate for December 2004 of between 18,750 and 19,250 BOE/d.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance
Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
www.harvestenergy.ca
TSE Symbol: HTE.UN

FILE No. 82-34779

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer:

Harvest Energy Trust
1900, 330 –5th Avenue SW
Calgary, Alberta
T2P 0L4

BEST AVAILABLE COPY

Item 2. Date of Material Change:

June 30, 2004

Item 3. News Release:

A Press Release reporting the material change was issued by Harvest Energy Trust ("Harvest") on June 30, 2004 through CCN Matthews.

Item 4. Summary of Material Change:

Harvest Energy Trust (HTE.UN – TSX), Storm Energy Ltd. (SEM – TSX) and Storm Exploration Inc. (SEO – TSX) announced that the plan of arrangement under the provisions of Section 193 of the *Business Corporations Act* (Alberta) involving Harvest, Harvest Operations Corp. ("Harvest Operations"), Storm Energy Ltd., Storm Exploration Inc. and the shareholders of Storm Energy Ltd. (the "Arrangement") became effective on June 30, 2004.

Item 5. Full Description of Material Change:

Harvest Energy Trust (HTE.UN – TSX), Storm Energy Ltd. (SEM – TSX) and Storm Exploration Inc. (SEO – TSX) announced that the plan of arrangement pursuant to the provisions of Section 193 of the *Business Corporations Act* (Alberta) involving Harvest, Harvest Operations, Storm Energy Ltd. ("Storm"), Storm Exploration Inc. ("ExploreCo") and the shareholders of Storm became effective on June 30, 2004.

Pursuant to the Arrangement, Harvest acquired all of the outstanding common shares of Storm ("Storm Shares") for consideration of approximately $189 million. Pursuant to the Arrangement, Harvest and Storm combined their assets into Harvest and transferred certain of Storm's assets to ExploreCo, a separate junior exploration and production company which, pursuant to the Arrangement, will be owned by the former Storm shareholders.

Each Storm shareholder received $4.15 of consideration per Storm Share from Harvest either in cash, trust units of Harvest ("Trust Units") or exchangeable shares of Harvest Operations ("Exchangeable Shares") or a combination thereof. Additional consideration payable to shareholders of Storm is made up of one (1) share of ExploreCo or a cash amount of $2.00 and 0.053 of a common share of Rock Energy Inc. ("Rock") (RE – TSXV) for each Storm share. The consideration paid by Harvest consisted of an aggregate $75 million in cash, 600,586 Exchangeable Shares of Harvest Operations exchangeable into an equivalent number of Trust Units of Harvest and 2,720,837 Trust Units of Harvest.

As a result of elections made by Storm shareholders, each Storm shareholder who elected to receive Exchangeable Shares of Harvest Operations will receive their entire total elected amount in Exchangeable Shares. Each Storm shareholder who elected to receive Trust Units of Harvest will receive their entire

FILE No. 82-34779

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer:

Harvest Energy Trust
1900, 330 –5th Avenue SW
Calgary, Alberta
T2P 0L4

Item 2. Date of Material Change:

June 30, 2004

Item 3. News Release:

A Press Release reporting the material change was issued by Harvest Energy Trust ("Harvest") on June 30, 2004 through CCN Matthews.

Item 4. Summary of Material Change:

Harvest Energy Trust (HTE.UN – TSX), Storm Energy Ltd. (SEM – TSX) and Storm Exploration Inc. (SEO – TSX) announced that the plan of arrangement under the provisions of Section 193 of the *Business Corporations Act* (Alberta) involving Harvest, Harvest Operations Corp. ("Harvest Operations"), Storm Energy Ltd., Storm Exploration Inc. and the shareholders of Storm Energy Ltd. (the "Arrangement") became effective on June 30, 2004.

Item 5. Full Description of Material Change:

Harvest Energy Trust (HTE.UN – TSX), Storm Energy Ltd. (SEM – TSX) and Storm Exploration Inc. (SEO – TSX) announced that the plan of arrangement pursuant to the provisions of Section 193 of the *Business Corporations Act* (Alberta) involving Harvest, Harvest Operations, Storm Energy Ltd. ("Storm"), Storm Exploration Inc. ("ExploreCo") and the shareholders of Storm became effective on June 30, 2004.

Pursuant to the Arrangement, Harvest acquired all of the outstanding common shares of Storm ("Storm Shares") for consideration of approximately $189 million. Pursuant to the Arrangement, Harvest and Storm combined their assets into Harvest and transferred certain of Storm's assets to ExploreCo, a separate junior exploration and production company which, pursuant to the Arrangement, will be owned by the former Storm shareholders.

Each Storm shareholder received $4.15 of consideration per Storm Share from Harvest either in cash, trust units of Harvest ("Trust Units") or exchangeable shares of Harvest Operations ("Exchangeable Shares") or a combination thereof. Additional consideration payable to shareholders of Storm is made up of one (1) share of ExploreCo or a cash amount of $2.00 and 0.053 of a common share of Rock Energy Inc. ("Rock") (RE – TSXV) for each Storm share. The consideration paid by Harvest consisted of an aggregate $75 million in cash, 600,586 Exchangeable Shares of Harvest Operations exchangeable into an equivalent number of Trust Units of Harvest and 2,720,837 Trust Units of Harvest.

As a result of elections made by Storm shareholders, each Storm shareholder who elected to receive Exchangeable Shares of Harvest Operations will receive their entire total elected amount in Exchangeable Shares. Each Storm shareholder who elected to receive Trust Units of Harvest will receive their entire

total elected amount in Trust Units. Lastly, each Storm shareholder who elected to receive cash will receive 79% of their total elected amount in cash and 21% of their total elected amount in Trust Units of Harvest.

Each Exchangeable Share of Harvest Operations is exchangeable into one (1) Trust Unit of Harvest at any time following completion of the Plan of Arrangement for no additional consideration. This exchange ratio will increase to reflect the amount of monthly distributions made by Harvest subsequent to June 30, 2004, including the distribution payable on July 15, 2004. Non-resident and tax exempt shareholders of Storm were only eligible to receive Trust Units or cash from Harvest.

The shareholders of Storm approved the Arrangement at a special meeting held on June 28, 2004.

Item 6. Reliance on Section 146(2) of the Securities Act (Alberta):

Not applicable

Item 7. Omitted Information:

Not applicable

Item 8. Senior Officer:

Jacob Roorda
President
Telephone: (403) 265-1178
Facsimile: (403) 265-3490

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of July 8, 2004, at Calgary, Alberta.

HARVEST ENERGY TRUST
by Harvest Operations Corp.

By: (signed) "David Rain"
David Rain
Corporate Secretary

cc: Toronto Stock Exchange

FILE NO. 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES ACQUISITION OF OIL AND NATURAL GAS PRODUCING ASSETS AND FINANCING

Calgary, July 15, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") is pleased to announce that it has entered into a definitive agreement to acquire conventional oil and natural gas producing properties (the "Acquisition") from a subsidiary of EnCana Corporation for Cdn$526 million. Harvest intends to fund the Acquisition with a bought deal financing and new credit facilities. The Acquisition is expected to close on or about September 1st, 2004, with an adjustment date of July 1st, 2004. National Bank Financial Inc. is acting as financial advisor to Harvest on the Acquisition. Management and Directors have committed to subscribe for approximately $25 million of trust units offered in the financing.

Acquisition Highlights:

- Current production of approximately 19,500 boe/d (before royalties), comprised of 14,900 bbl/d of oil and natural gas liquids and 27.4 mmcf/d of natural gas, concentrated primarily in East Central Alberta and Southern Alberta;
- 57.8 mmboe of proven plus probable reserves (before royalties) as determined by independent reserve engineers;
- Favorable acquisition parameters of $26,900 per boe/d on current production, $9.10 per BOE of proved plus probable reserves, and 3x EBITDA;
- Reserve life index of 8.3;
- Low royalties (2004 forecast average 13.6%) and low operating costs (2004 forecast less than $6.00/boe) resulting in high netbacks. Favorable recycle ratio of 2.6x based on the independent engineering assessment;
- High quality properties with significant original oil in place which are complementary to Harvest's existing operations;
- High working interest of 86% and operatorship in excess of 95%;
- Inventory of property enhancement projects including infill drilling, fluid handling optimization, waterflood opportunities and natural gas development; and
- Approximately 293,000 net acres of undeveloped land.

Benefits to Harvest Unitholders:

- Significant accretion to fully-diluted cash flow per trust unit of approximately 40% in the fourth quarter of 2004 and approximately 30% in 2005 assuming full subscription of the equity offering. The accretion figures are based on Harvest's estimates of current production and the independent engineering assessment of proved developed producing reserves of the Acquisition, at current forward commodity prices net of corporate hedges;
- Financial flexibility with a proforma payout ratio less than 45%, which is among the lowest of all Canadian public energy trusts;
- Accretion to net asset value per unit, production per unit, and reserves per unit;

- Increases Harvest's proved plus probable reserve life index from 6.7 to approximately 7.5;
- Greater commodity diversification by increasing natural gas weighting to 13%;
- Creation of a new core area in Southern Alberta, compatible with Harvest's proven operating competencies; and
- Harvest will be the 6th largest energy trust in Canada, based on estimated Q4 2004 production of approximately 37,000 to 38,000 BOE per day, and will also offer increased market size and liquidity for Unitholders.

Reserves:
The table below is a summary of the acquired reserves (before royalties) as at July 1st, 2004. The reserves were evaluated by Gilbert Laustsen Jung Associates Ltd. ("GLJ") and McDaniel & Associates Consultants Ltd. ("McDaniel") in accordance with National Instrument 51-101.

	Crude Oil (mbbl)	Natural Gas Liquids (mbbl)	Natural Gas (mmcf)	Oil Equivalent (mboe)
Proved Producing	25,608	1,541	55,557	36,409
Total Proved	28,776	1,586	61,414	40,598
Proved Plus Probable	42,906	1,953	77,656	57,802

Property Summary:
The acquired properties provide a strategic fit with Harvest's existing East Central Alberta core area as well as create a new core area in Southern Alberta.

East Central Alberta
The East Central property package is situated directly adjacent to Harvest's current operation in the Provost area and is compatible with Harvest's proven operating capabilities in this area. Current production from the East Central Alberta properties is approximately 4,700 BOE/d comprised of 4,400 bbl/d of oil and natural gas liquids and 2.0 mmcf/d of natural gas with the majority of production operated.

Southeast Alberta
The Southeast Alberta properties are situated in Harvest's new Southern Alberta core area. Current production from the Southeast Alberta properties is approximately 11,500 BOE/d comprised of 10,000 bbl/d of oil and natural gas liquids and 8.4 mmcf/d of natural gas with working interests over 90%. Harvest expects to operate 100% of the production.

Crossfield
Crossfield is also located in Harvest's new Southern Alberta core area. Current production from the Crossfield area is approximately 3,300 BOE/d comprised of 500 bbl/d of natural gas liquids and 17.0 mmcf/d of natural gas with an average working interest of 71%.

Financing:
In conjunction with the transaction, Harvest has entered into an agreement to sell, on a bought deal basis, 8,000,000 subscription receipts ("Subscription Receipts") at a price of $14.40 each for gross proceeds of approximately $115.2 million and approximately $80 million of 8% convertible extendible unsecured subordinated debentures ("Debentures"), to a syndicate of underwriters led by National Bank Financial Inc. Harvest has also granted the underwriters an option to purchase up to an additional $80 million of Subscription Receipts and Debentures in aggregate on the same terms as above.

Each Subscription Receipt represents the right to receive one trust unit on the closing of the Acquisition. The proceeds from the offering of Subscription Receipts will be deposited in escrow pending closing of the Acquisition. If the Acquisition closes on or before September 30th, 2004, the net proceeds will be released

to Harvest and used to pay part of the purchase price of the Acquisition. If the offering closes before the Acquisition closes, holders of Subscription Receipts will receive a payment equivalent to the amount of any cash distributions to Unitholders for which record dates occur between the closing of the offering and the closing of the Acquisition. If the Acquisition fails to close by September 30th, 2004, or the Acquisition is terminated at an earlier time, Harvest will return the issue proceeds and the pro rata entitlement to interest thereon to holders of Subscription Receipts.

The Debentures will have a face value of $1,000 per Debenture, a coupon of 8%, a final maturity date, if extended, of September 30th, 2009, and will be convertible into trust units of Harvest at a price of $16.25 per trust unit. The initial maturity date of the Debentures will be September 30, 2004, with an automatic extension to September 30th, 2009 upon the closing of the Acquisition. If the Acquisition does not close on or before September 30th, 2004, or if the Acquisition is terminated at any earlier time, holders of the Debentures will have the option to require Harvest to extend up to $40 million of Debentures to September 30th, 2009. The remaining Debentures will mature on the initial maturity date. The Debentures will pay interest semi-annually on March 31 and September 30th, with the initial interest payment on March 31st, 2005.

Harvest has received from National Bank of Canada, as Sole Lead Arranger, a fully underwritten commitment for credit facilities totalling $480 million. The credit facilities will be used to finance the Acquisition, for general corporate purposes and to refinance Harvest's existing revolving credit facility.

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Trust units of Harvest are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". For further information on Harvest, please visit our website at www.harvestenergy.ca.

Investor & Media Contacts:

Jacob Roorda	David M. Fisher	Cindy Gray
President	Vice President, Finance	Communications Advisor

Phone: (403) 265-1178
Email: information@harvestenergy.ca

Corporate Head Office:
Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4 Canada
Phone: (403) 265-1178
Fax: (403) 265-3490
Website: www.harvestenergy.ca

FILE NO. 82-34778

Harvest Energy Trust

Harvest Energy Trust – News Release
(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS AUGUST 16th, 2004 CASH DISTRIBUTION OF $0.20 PER UNIT

Calgary, July 14th, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") announces that a cash distribution of $0.20 per trust unit will be paid on August 16th, 2004 to Unitholders of record on July 30th, 2004. Harvest trust units are expected to commence trading on an ex-distribution basis on July 28th, 2004. This distribution amount represents Distributable Cash earned in the month of July 2004.

Harvest Energy Trust is a Calgary based oil and natural gas trust that strives to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids properties. Harvest's assets, comprised of high quality crude oil properties in East Central Alberta, North Central Alberta and South East Saskatchewan, and its hands-on operating strategy underpin Harvest's objective to deliver consistent returns to Unitholders.

For further information, please contact either:

Jacob Roorda, President or David M. Fisher, Vice President, Finance

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 0L4
Canada

Telephone: (403) 265-1178
Facsimile: (403) 265-3490
Email address: information@harvestenergy.ca
Website: www.harvestenergy.ca
TSE Symbol: HTE.UN

FILE NO 82-34779

Un exemplaire du présent prospectus simplifié provisoire a été déposé auprès de l'autorité en valeurs mobilières de chacune des provinces du Canada; toutefois, il n'est pas encore dans sa forme définitive aux fins de la vente de titres. Les renseignements qu'il contient sont susceptibles d'être complétés ou modifiés. Les titres qu'il décrit ne peuvent être vendus avant que les autorités en valeurs mobilières n'aient visé le prospectus simplifié.

Aucune autorité en valeurs mobilières ne s'est prononcée sur la qualité des titres offerts dans le présent prospectus simplifié; quiconque donne à entendre le contraire commet une infraction.

Les titres décrits dans le présent prospectus simplifié ne sont offerts que là où l'autorité compétente a accordé son visa. Ils ne peuvent être proposés que par des personnes dûment inscrites. Ces titres n'ont pas été et ne seront pas inscrits en vertu de la Securities Act of 1933 *des États-Unis, en sa version modifiée, ou des lois sur les valeurs mobilières d'un État. Par conséquent, sauf si la convention de prise ferme l'autorise et aux termes d'une dispense des exigences d'inscription de la* Securities Act of 1933 *des États-Unis ou des lois sur les valeurs mobilières d'un État, ces titres ne peuvent être placés ou vendus aux États-Unis et le présent prospectus simplifié ne constitue pas une offre de vente ou une sollicitation d'une offre d'achat de ces titres aux États-Unis. Voir « Mode de placement ».*

Nouvelle émission **Le 19 juillet 2004**

PROSPECTUS SIMPLIFIÉ PROVISOIRE

Harvest Energy Trust

115 200 000 $
8 000 000 de reçus de souscription,
représentant chacun le droit de recevoir une part de fiducie
et
des débentures subordonnées non garanties convertibles à 8,0 %
d'un capital de 80 000 000 $

Reçus de souscription

Harvest Energy Trust (la « **Fiducie** ») assure par les présentes l'admissibilité du placement de 8 000 000 de reçus de souscription (les « **reçus de souscription** »), au prix de 14,40 $ chacun, dont chacun donne à son porteur le droit de recevoir, sans autre contrepartie, une part de fiducie (une « **part** ») de la Fiducie au moment de la clôture de l'acquisition (l'« **acquisition** »), par la Fiducie, de Breeze Resources Partnership de EnCana Corporation, qui est décrite plus amplement à la rubrique « Faits nouveaux – L'acquisition ». Valiant Trust Company détiendra, à titre d'agent d'entiercement (l'« **agent d'entiercement** »), le produit de la vente des reçus de souscription (les « **fonds entiercés** ») et l'investira dans des obligations à court terme émises ou garanties par le gouvernement du Canada (et dans d'autres placements approuvés) en attendant que l'acquisition se réalise. Dès la réalisation de l'acquisition, au plus tard le 30 septembre 2004, les fonds entiercés et l'intérêt sur ceux-ci seront remis à la Fiducie et les parts seront émises aux porteurs de reçus de souscription. La Fiducie utilisera les fonds entiercés pour payer une partie du prix d'achat versé dans le cadre de l'acquisition.

Si la clôture de l'acquisition n'a pas lieu au plus tard le 30 septembre 2004 à 17 h (heure de Calgary), si l'acquisition prend fin auparavant ou si la Fiducie a avisé les preneurs fermes ou annoncé publiquement qu'elle n'avait pas l'intention de donner suite à l'acquisition (dans l'un ou l'autre des cas, l'« **heure de résiliation** »), les porteurs de reçus de souscription auront le droit de recevoir une somme correspondant au prix de souscription intégral de ceux-ci ainsi que leur quote-part dans l'intérêt sur cette somme. Les fonds entiercés seront affectés au paiement de cette somme.

Si la clôture de l'acquisition a lieu avant l'heure de résiliation et que les porteurs de reçus de souscription obtiennent le droit de recevoir des parts, ces derniers auront le droit de recevoir une somme par reçu de souscription correspondant au montant par part des distributions en espèces pour lesquelles les dates de clôture des registres sont survenues au cours de la période allant de la date de clôture du présent placement à la date précédant la date d'émission des parts aux termes des reçus de souscription. En outre, si la clôture de l'acquisition survient au plus tard le 1er septembre 2004, comme il est envisagé actuellement, les porteurs de reçus de souscription deviendront des porteurs de parts au plus tard le 30 septembre 2004 et auront droit, s'ils détiennent, le 30 septembre 2004, les parts qu'ils auront reçues aux termes des reçus de souscription, à la distribution mensuelle qui devrait être versée le 15 octobre 2004 aux porteurs de parts inscrits le 30 septembre 2004. Voir « Description des placements ».

(suite à la page suivante)

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Débentures

La Fiducie assure également par les présentes l'admissibilité du placement de 80 000 débentures subordonnées non garanties convertibles à 8,0 % (les « **débentures** ») de la Fiducie au prix de 1 000 $ chacune. Si la clôture de l'acquisition n'a pas lieu avant l'heure de résiliation, les porteurs de débentures auront le droit, pendant la période de 10 jours ouvrables suivant l'heure de résiliation, de remettre ou de faire remettre un avis écrit à la Fiducie exigeant que celle-ci rembourse toutes les débentures au prix de 1 000 $ chacune, majoré de l'intérêt couru et impayé, s'il y a lieu. En outre, pendant la période de 10 jours ouvrables suivant l'expiration du droit des porteurs d'exiger que la Fiducie rembourse les débentures, celle-ci pourra rembourser les débentures au prorata au prix de 1 000 $ en espèces chacune, majoré de l'intérêt couru et impayé, s'il y a lieu, à la condition qu'après ce remboursement, au plus 40 000 débentures soient en circulation. Voir « Description des placements ».

Les débentures portent intérêt au taux annuel de 8,0 %, payable semestriellement le 31 mars et le 30 septembre de chaque année, à compter du 31 mars 2005. Outre le droit au remboursement anticipé décrit ci-dessus, les débentures sont remboursables par la Fiducie au prix de 1 050 $ chacune après le 30 septembre 2007 et jusqu'au 30 septembre 2008, inclusivement, et au prix de 1 025 $ chacune après le 30 septembre 2008 et avant l'échéance, soit le 30 septembre 2009, dans chaque cas, plus l'intérêt couru et impayé, le cas échéant. Voir « Description des placements ».

Privilège de conversion des débentures

Chaque débenture sera convertible en parts au gré du porteur à tout moment avant la fermeture des bureaux à la date d'échéance ou le jour ouvrable précédant la date stipulée par la Fiducie en vue du remboursement des débentures, selon la première éventualité, au prix de conversion de 16,25 $ par part, sous réserve de rajustements dans certains cas. Les porteurs qui convertissent leurs débentures recevront l'intérêt couru et impayé sur celles-ci.

De l'avis des conseillers juridiques, compte tenu des réserves et des hypothèses dont il est question à la rubrique « Considérations fiscales fédérales canadiennes », à la date de clôture, les reçus de souscription, les débentures et les parts pouvant être émises aux termes des reçus de souscription et au moment de la conversion, du remboursement ou de l'échéance des débentures (i) constitueront des placements admissibles, en vertu de la *Loi de l'impôt sur le revenu* (Canada) et du règlement y afférent, pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices (sauf, dans le cas des débentures, un régime de participation différée aux bénéfices auquel la Fiducie a cotisé) et des régimes enregistrés d'épargne-études et (ii) ne constitueront pas des placements interdits en vertu de certaines autres lois énoncées à la rubrique « Admissibilité à des fins de placement ».

Les parts émises et en circulation sont inscrites à la Bourse de Toronto (la « **TSX** ») sous le symbole « HTE.UN ». Le 14 juillet 2004, soit le jour de bourse précédant l'annonce du présent placement au public, le cours de clôture des parts s'est établi à 14,85 $ à la TSX. La Fiducie a demandé à la TSX d'inscrire à sa cote les reçus de souscription, les débentures et les parts pouvant être émises aux termes des reçus de souscription et au moment de la conversion des débentures. Cette inscription a pour condition que la Fiducie remplisse toutes les exigences en matière d'inscription de la TSX. Le prix d'émission des reçus de souscription et des débentures a été fixé par voie de négociation entre la Société, pour le compte de la Fiducie, d'une part, et Financière Banque Nationale Inc., Marchés mondiaux CIBC Inc., Valeurs Mobilières TD Inc., BMO Nesbitt Burns Inc., RBC Dominion valeurs mobilières Inc., FirstEnergy Capital Corp., La Corporation Canaccord Capital, Haywood Securities Inc. et Valeurs Mobilières GMP Ltée (collectivement, les « **preneurs fermes** »), d'autre part.

	Prix d'émission	Rémunération des preneurs fermes(1)	Produit net pour la Fiducie(2)
Par reçu de souscription	14,40 $	0,72 $	13,68 $
Total(3)	115 200 000 $	5 760 000 $	109 440 000 $
Par débenture	1 000 $	40 $	960 $
Total	80 000 000 $	3 200 000 $	76 800 000 $
Total(3)	195 200 000 $	8 960 000 $	186 240 000 $

Notes

(1) La rémunération des preneurs fermes relative aux reçus de souscription est payable à raison de 50 % à la clôture du présent placement et de 50 % au moment de la remise des fonds entiercés à la Fiducie. Si l'acquisition n'est pas réalisée, les preneurs fermes ne toucheront, à l'égard des reçus de souscription, que la somme payable au moment de la clôture du présent placement. La rémunération des preneurs fermes relative aux débentures est payable intégralement à la clôture du présent placement.

(2) Excluant l'intérêt, le cas échéant, sur les fonds entiercés et sans déduire les frais liés au présent placement, estimés à 1 000 000 $, qui seront réglés au moyen des fonds de la Fiducie affectés à des fins générales.

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(3) La Fiducie a également octroyé aux preneurs fermes une option (l'« **option des preneurs fermes** »), qui permet à ceux-ci d'acheter des reçus de souscription ou des débentures supplémentaires d'un capital pouvant aller jusqu'à 80 000 000 $, selon les modalités stipulées ci-dessus, et qui peut être levée à tout moment, en totalité ou en partie, jusqu'à 48 heures avant la clôture du présent placement. Si l'option des preneurs fermes est levée intégralement, le présent placement, la rémunération des preneurs fermes et le produit net pour la Fiducie totaliseront respectivement 275 200 000 $, 12 760 000 $ et 262 440 000 $, en supposant qu'une tranche de 60 000 000 $ de l'option des preneurs fermes est levée en contrepartie de reçus de souscription et qu'une tranche de 20 000 000 $ de l'option des preneurs fermes est levée en contrepartie de débentures. Voir « Mode de placement ».

Les preneurs fermes offrent conditionnellement les reçus de souscription et les débentures, sous les réserves d'usage concernant leur vente antérieure, leur émission par la Fiducie et leur remise et leur acceptation par les preneurs fermes, conformément aux conditions énoncées dans la convention de prise ferme dont il est question à la rubrique « Mode de placement » et sous réserve de l'approbation de certaines questions d'ordre juridique ayant trait au présent placement par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Blake, Cassels & Graydon LLP, pour le compte des preneurs fermes. Voir « Mode de placement ».

Financière Banque Nationale Inc. et Valeurs Mobilières TD Inc. sont chacune, directement ou indirectement, une filiale en propriété exclusive d'une banque à charte canadienne qui est un prêteur de la Société, filiale en propriété exclusive de la Fiducie, et envers laquelle la Société est actuellement endettée. En outre, Financière Banque Nationale Inc., Marchés mondiaux CIBC Inc., Valeurs Mobilières TD Inc., BMO Nesbitt Burns Inc. et RBC Dominion valeurs mobilières Inc. sont chacune, directement ou indirectement, une filiale en propriété exclusive d'une banque à charte canadienne qui pourrait devenir un prêteur de la Société au moment de la clôture de l'acquisition. Par conséquent, la Fiducie peut être considérée comme un émetteur « associé » à chacun de ces preneurs fermes au sens des lois canadiennes sur les valeurs mobilières applicables. En outre, la Fiducie a retenu les services de Financière Banque Nationale Inc. dans le cadre de l'acquisition et celle-ci touchera une rémunération de la Fiducie au moment de la réalisation de l'acquisition. Voir « Liens entre la Fiducie, la Société et certains des preneurs fermes ».

Il n'y a actuellement aucun marché par l'entremise duquel les reçus de souscription ou les débentures peuvent être vendus et les acquéreurs pourraient ne pas être en mesure de revendre les reçus de souscription ou les débentures qu'ils auront acquis aux termes du présent prospectus simplifié.

Les souscriptions de reçus de souscription et de débentures seront reçues sous réserve du droit de les rejeter ou de les répartir en totalité ou en partie et de clore les livres de souscription à tout moment sans avis. Il est prévu que la clôture aura lieu vers le 10 août 2004 ou à une autre date dont la Fiducie et les preneurs fermes pourraient convenir, au plus tard le 31 août 2004. Les certificats définitifs représentant les reçus de souscription pourront être remis à la clôture. Les certificats représentant le capital global des débentures seront émis sous forme nominative à La Caisse canadienne de dépôt de valeurs limitée (« **CDS** ») et seront déposés auprès de CDS à la date de clôture. Aucun certificat attestant les débentures ne sera émis aux souscripteurs de débentures, sauf dans certaines circonstances restreintes, et l'inscription sera effectuée au moyen du service de dépôt de CDS. Les souscripteurs de débentures recevront seulement une confirmation d'achat de la part du preneur ferme ou du courtier inscrit qui est un adhérent de CDS et auquel ou par l'intermédiaire duquel une participation véritable dans les débentures a été achetée. Sous réserve des lois applicables, les preneurs fermes peuvent, dans le cadre du présent placement, faire des opérations visant à fixer ou à stabiliser le cours des reçus de souscription, des parts ou des débentures à un niveau autre que celui qui serait formé sur le marché libre. Voir « Mode de placement ».

Les reçus de souscription, les parts et les débentures ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ils ne sont pas assurés aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

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TABLE DES MATIÈRES

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

Certains énoncés faits dans le présent prospectus simplifié et dans certains documents qui y sont intégrés par renvoi constituent des énoncés prospectifs. Les mots « prévoir », « continuer », « estimer », « s'attendre à », « peut », « pourrait », « projeter », « devrait », « être d'avis » et les expressions similaires signalent des énoncés prospectifs. Ces énoncés comportent des risques, des incertitudes et d'autres facteurs connus et inconnus qui pourraient faire en sorte que les résultats ou les faits réels diffèrent considérablement de ceux qui sont exprimés par ces énoncés prospectifs. La Fiducie et la Société estiment que les attentes qu'expriment ces énoncés prospectifs sont raisonnables, mais il n'est aucunement certain qu'elles se réaliseront. Par conséquent, les acquéreurs éventuels sont priés de ne pas se fier indûment aux énoncés prospectifs qui figurent dans le présent prospectus simplifié ou dans les documents qui y sont intégrés par renvoi. Ces énoncés ne sont valables qu'à la date du présent prospectus simplifié ou à la date indiquée dans les documents qui y sont intégrés par renvoi, selon le cas.

En particulier, le présent prospectus simplifié et les documents qui y sont intégrés par renvoi contiennent des énoncés prospectifs ayant trait à ce qui suit :

- les taux de production de pétrole et de gaz naturel;
- la quantité des réserves de pétrole et de gaz naturel;
- les projections relatives aux prix du marché et aux coûts et leur incidence sur les distributions;
- l'offre et la demande de pétrole et de gaz naturel;
- les attentes relatives à la capacité de réunir des capitaux et d'obtenir des réserves supplémentaires de façon constante par le biais d'acquisitions et d'activités de mise en valeur;
- le traitement prévu par la réglementation gouvernementale;
- les programmes de dépenses en immobilisations.

Les résultats réels pourraient différer sensiblement de ceux prévus dans ces énoncés prospectifs en raison des facteurs de risque énoncés ci-dessous et ailleurs dans le présent prospectus simplifié :

- la volatilité du prix du pétrole et du gaz naturel sur le marché;
- les responsabilités inhérentes aux activités pétrolières et gazières;
- l'incertitude inhérente à l'estimation des réserves de pétrole et de gaz naturel;
- la concurrence à l'égard, notamment, des capitaux, de l'acquisition de réserves de pétrole et de gaz naturel et de terrains non mis en valeur et du recrutement de personnel compétent;
- l'évaluation incorrecte de la valeur des acquisitions;
- les problèmes géologiques et techniques, les problèmes relatifs au forage et au traitement et d'autres difficultés à mettre en production les réserves de pétrole et de gaz;
- l'incertitude politique et économique nationale et internationale;
- le terrorisme;
- la fluctuation des cours du change et des taux d'intérêt et la volatilité des marchés boursiers;
- l'incapacité de réaliser les avantages prévus des acquisitions, y compris l'acquisition faisant l'objet des présentes;
- les autres facteurs décrits à la rubrique « Facteurs de risque ».

Ces facteurs ne devraient pas être considérés comme exhaustifs. La Fiducie et la Société déclinent toute obligation de mettre à jour ou de réviser publiquement les énoncés prospectifs

CERTAINES ABRÉVIATIONS ET DÉFINITIONS

Dans le présent prospectus simplifié, les termes suivants ont le sens qui leur est donné ci-après :

« **acquisition** » désigne l'acquisition de Breeze Resources Partnership, qui est propriétaire des nouvelles propriétés, du vendeur, par Harvest Breeze Trust No. 1 et Harvest Breeze Trust No. 2 conformément à la convention d'acquisition;

« **acte** » désigne, collectivement, l'acte de fiducie daté du 29 janvier 2004 et l'acte de fiducie complémentaire, devant porter la date de la clôture du présent placement, conclus entre la Fiducie, la Société et le fiduciaire des débentures et régissant les modalités des débentures;

« **acte de fiducie** » désigne l'acte de fiducie modifié et mis à jour daté du 1er janvier 2004, conclu entre le fiduciaire et la Société, en sa version modifiée au moyen d'actes de fiducie complémentaires;

« **actions échangeables de Harvest** » désigne les actions échangeables de série 1 de la Société;

« **agent d'entiercement** » désigne Valiant Trust Company ou son successeur à titre d'agent d'entiercement aux termes de la convention relative aux reçus de souscription;

« **arrangement relatif à Storm** » désigne le plan d'arrangement de Storm dans le cadre duquel la Société a acquis la totalité des actions de Storm émises et en circulation, qui est décrit plus amplement à la rubrique « Faits nouveaux – Arrangement relatif à Storm »;

« **BCAA** » désigne la *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, en sa version modifiée, y compris le règlement y afférent;

« **billet de financement provisoire** » désigne le billet de financement provisoire daté du 29 septembre 2003 conclu entre la Fiducie et Caribou, qui prévoit que des avances pouvant aller jusqu'à 25 000 000 $ peuvent être consenties à la Fiducie afin de faciliter le remboursement intégral de la facilité de crédit existante et le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des propriétés Carlyle;

« **billets** » désigne les billets à ordre subordonnés non garantis que la Société a émis à la Fiducie;

« **billets de financement provisoire par capitaux propres** » désigne, collectivement, les billets de financement provisoire par capitaux propres datés du 28 juillet 2003 et modifiés le 29 septembre 2003 conclus entre la Fiducie et chacun des prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 50 M$ peuvent être consenties à la Fiducie afin de faciliter le remboursement intégral de la facilité de crédit existante de la Société et le paiement de l'obligation différée de versement du prix d'achat résultant de l'opération visant les propriétés Carlyle et les billets de financement provisoire par capitaux propres, modifiés de nouveau le 29 juin 2004 et le 7 juillet 2004 afin de faciliter le paiement de l'obligation différée de versement du prix d'achat résultant de l'arrangement relatif à Storm et de l'acquisition;

« **billets de rachat** » désigne des billets à ordre émis par la Fiducie;

« **Breeze Resources Partnership** » désigne Breeze Resources Partnership, société de personnes établie en vertu des lois de l'Alberta;

« **Caribou** » désigne Caribou Capital Corp.;

« **CDS** » désigne La Caisse canadienne de dépôt de valeurs limitée;

« **conseil d'administration** » désigne le conseil d'administration de la Société;

« **convention d'acquisition** » désigne la convention d'achat et de vente d'une participation dans une société de personnes datée du 15 juillet 2004 conclue entre Harvest Breeze Trust No. 1, Harvest Breeze Trust No. 2 et le vendeur;

« **convention d'acquisition des propriétés Carlyle** » désigne la convention d'acquisition et de vente conclue entre le vendeur des propriétés Carlyle et la Société en date du 1er octobre 2003 en vue de l'acquisition des propriétés Carlyle;

« **convention d'administration** » désigne la convention datée du 27 septembre 2002 conclue entre le fiduciaire et la Société aux termes de laquelle cette dernière fournit certains services d'administration et de consultation à la Fiducie;

« **convention de prise ferme** » désigne la convention conclue en date du 15 juillet 2004 entre la Fiducie, la Société et les preneurs fermes relativement au présent placement;

« **convention de vente de redevances directes** » désigne une convention d'achat et de vente conclue entre la Fiducie et une filiale en exploitation prévoyant l'achat de redevances directes, par la Fiducie, à une filiale en exploitation;

« **convention de vote fiduciaire** » désigne la convention de vote et d'échange datée du 30 juin 2004 conclue entre la Fiducie, la Société, Harvest Exchangeco Ltd. et Valiant Trust Company, à titre de fiduciaire;

« **convention relative aux reçus de souscription** » désigne la convention devant porter la date de la clôture du présent placement et être conclue entre la Fiducie, les preneurs fermes et l'agent d'entiercement, qui régira les modalités des reçus de souscription;

« **conventions relatives à la PBN** » désigne, collectivement, la convention relative à la participation au bénéfice net modifiée et mise à jour datée du 27 septembre 2002, conclue entre la Société et la Fiducie, la convention de redevances conclue en date du 17 janvier 2003 entre WEI et Compagnie Trust BNY Canada et la convention relative à la participation au bénéfice net datée du 17 octobre 2003, conclue entre HST et la Fiducie, et « **convention relative à la PBN** » désigne l'une ou l'autre de ces conventions, selon le cas;

« **cours du marché en vigueur** » désigne, à l'égard d'une part, à quelque date que ce soit, le cours moyen pondéré des parts à la TSX pendant la période de cinq jours de bourse précédant cette date ou, si les parts ne sont pas alors inscrites à la cote de la TSX, à une autre bourse ou à un système de cotation automatisé auquel les parts sont inscrites ou cotées, selon le cas, qui pourrait être choisi par le conseil d'administration à cette fin. Toutefois, si le conseil d'administration juge qu'un appel public à l'épargne ou des opérations visant les parts au cours de cette période ne donnent pas un cours moyen pondéré qui reflète la juste valeur marchande d'une part, le cours du marché en vigueur d'une part sera établi par le conseil d'administration, de bonne foi et à son entière discrétion, et les décisions de celui-ci seront finales et exécutoires;

« **date d'échéance** » désigne le 30 septembre 2009;

« **débentures** » désigne les débentures subordonnées non garanties convertibles à 8,0 % de la Fiducie qui font l'objet des présentes;

« **débentures à 9 %** » désigne les débentures subordonnées non garanties convertibles à 9 % de la Fiducie émises le 29 janvier 2004;

« **dette de premier rang** » désigne toutes les dettes, responsabilités et obligations de la Fiducie (qu'elles soient impayées à la date de l'acte de fiducie, créées, contractées ou prises en charge par la suite ou dont la Fiducie est ou pourrait être tenue responsable relativement à une garantie, à une indemnité, à une sûreté ou à une responsabilité conjointe et individuelle) (i) se rapportant à des sommes qu'elle-même ou une filiale a empruntées, (ii) se rapportant à l'acquisition d'une entreprise, d'une propriété ou d'un élément d'actif par elle-même ou une filiale, (iii) se rapportant à ses documents ou à ses conventions visant à atténuer certains risques ou à ceux de ses filiales, (iv) se rapportant à ses comptes fournisseurs ou à ceux de ses filiales ou (v) se rapportant à un renouvellement, à une prolongation ou à un refinancement de la dette, de la responsabilité ou de l'obligation en question, sauf si le document créant ou attestant l'un ou l'autre des éléments qui précède prévoit que cette dette, responsabilité ou obligation est de rang égal ou inférieur aux débentures en ce qui concerne le droit de paiement;

« **espèces distribuables** » désigne, pour une période donnée, toutes les sommes que la Fiducie pourrait distribuer, pendant la période applicable, aux porteurs de parts avant d'effectuer les prélèvements destinés au fonds de capital;

« **États-Unis** » ou « **É.-U.** » désigne les États-Unis d'Amérique;

« **facilité bancaire actuelle** » désigne la facilité de crédit consentie par les prêteurs actuels;

« **fiduciaire** » désigne Valiant Trust Company ou son successeur à titre de fiduciaire de la Fiducie;

« **fiduciaire ayant droit de vote** » désigne Valiant Trust Company, en sa qualité de fiduciaire aux termes de la convention de vote fiduciaire;

« **fiduciaire des débentures** » désigne Valiant Trust Company ou son successeur à titre de fiduciaire aux termes de l'acte;

« **Fiducie** » désigne Harvest Energy Trust, fiducie établie en vertu des lois de l'Alberta et, à moins que le contexte ne s'y oppose, ses filiales, fiducies et sociétés de personnes;

« **filiales en exploitation** » désigne, collectivement, la Société et HST, chacune étant une filiale en propriété exclusive de la Fiducie, Harvest Breeze Trust No. 1 et Harvest Breeze Trust No. 2 et, au moment de la réalisation de l'acquisition, Breeze Resources Partnership, et « **filiale en exploitation** » désigne l'une ou l'autre de la Société, de HST, de Harvest Breeze Trust No. 1, de Harvest Breeze Trust No. 2 ou de Breeze Resources Partnership, selon le cas;

« **fonds de capital** » désigne le montant cumulatif des fonds que la Fiducie prélève sur les espèces distribuables afin de financer les acquisitions futures et la mise en valeur des propriétés;

« **fonds entiercés** » désigne le produit tiré de la vente des reçus de souscription;

« **GLJ** » désigne Gilbert Laustsen Jung Associates Ltd., consultants en pétrole indépendants de Calgary, en Alberta;

« **Harvest Breeze Trust No. 1** » désigne Harvest Breeze Trust No. 1, fiducie établie en vertu des lois de l'Alberta;

« **Harvest Breeze Trust No. 2** » désigne Harvest Breeze Trust No. 2, fiducie établie en vertu des lois de l'Alberta;

« **HST** » désigne Harvest Sask Energy Trust, fiducie établie en vertu des lois de la province d'Alberta, dont la Fiducie est propriétaire exclusive;

« **jour ouvrable** » désigne un jour autre qu'un samedi, un dimanche ou un jour férié, où les banques de Calgary, en Alberta, sont habituellement ouvertes;

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada), L.R.C., 1985, c.1 (5e suppl.), en sa version modifiée, y compris le règlement y afférent;

« **McDaniel** » désigne McDaniel & Associates Consultants Ltd., consultants pétroliers indépendants de Calgary, en Alberta;

« **notice annuelle** » désigne la notice annuelle de renouvellement de la Fiducie datée du 30 avril 2004;

« **nouvelles facilités de crédit** » a le sens qui lui est donné à la note 1 du tableau qui figure à la rubrique « Structure du capital consolidé de la Fiducie »;

« **nouvelles propriétés** » désigne les propriétés recelant du pétrole brut et du gaz naturel et les éléments d'actif connexes appartenant à Breeze Resources Partnership que Harvest Breeze Trust No. 1 et Harvest Breeze Trust No. 2 doivent acquérir conformément à la convention d'acquisition, qui sont décrites plus amplement à la rubrique « Renseignements sur les nouvelles propriétés »;

« **obligation différée de versement du prix d'achat** » désigne, collectivement, l'obligation permanente qui incombe à la Fiducie, dans la mesure des fonds dont elle dispose, de verser à la Société et à HST une somme correspondant à 99 % du coût, y compris les sommes empruntées en vue de l'acquisition, des avoirs miniers canadiens acquis par une filiale en exploitation et du coût, y compris les sommes empruntées en vue du financement, de certaines dépenses en immobilisations stipulées relatives aux propriétés;

« **opération visant les propriétés Carlyle** » désigne l'acquisition des propriétés Carlyle par la Société conformément à la convention d'acquisition des propriétés Carlyle;

« **option des preneurs fermes** » désigne l'option octroyée aux preneurs fermes, qui permet à ceux-ci d'acheter des reçus de souscription ou des débentures supplémentaires d'un capital maximal de 80 000 000 $, selon les modalités du présent placement, et qui peut être levée à tout moment, en totalité ou en partie, jusqu'à 48 heures avant la clôture du présent placement;

« **Paddock** » désigne Paddock Lindstrom & Associates Ltd., consultants pétroliers indépendants de Calgary, en Alberta;

« **parts** » désigne les parts de fiducie de la Fiducie;

« **parts spéciales à droit de vote** » désigne les parts spéciales à droit de vote autorisées par l'acte de fiducie, dont une est en circulation et détenue par le fiduciaire ayant droit de vote aux termes de la convention de vote fiduciaire;

« **PBN** » désigne, collectivement, la participation au bénéfice net que les filiales en exploitation doivent à la Fiducie aux termes des conventions relatives à la PBN;

« **porteurs de parts** » désigne les porteurs des parts;

« **premier appel public à l'épargne** » désigne le premier appel public à l'épargne de 3 750 000 parts de fiducie au prix de 8,00 $ chacune réalisé le 5 décembre 2002, qui a donné un produit brut de 30 000 000 $, y compris l'option d'attribution excédentaire octroyée aux preneurs fermes qui a permis à ces derniers d'acheter, au moment de la levée, 562 500 parts supplémentaires au prix de 8,00 $ chacune, ce qui a donné un produit brut de 4 500 000 $;

« **preneurs fermes** » désigne, collectivement, Financière Banque Nationale Inc., Marchés mondiaux CIBC Inc., Valeurs Mobilières TD Inc., BMO Nesbitt Burns Inc., RBC Dominion valeurs mobilières Inc., FirstEnergy Capital Corp., La Corporation Canaccord Capital, Haywood Securities Inc. et Valeurs Mobilières GMP Ltée;

« **prêteurs actuels** » désigne un consortium de banques à charte canadiennes et la Alberta Treasury Branch;

« **prêteurs du financement provisoire** » désigne, collectivement, Caribou et le président du conseil de la Société;

« **propriétés** » désigne les intérêts économiques directs, les droits de redevances ou les autres intérêts de la Société et de HST dans des droits pétroliers et gaziers, des biens corporels et des participations diverses, y compris les propriétés qui pourraient être acquises par la Société ou HST;

« **propriétés Carlyle** » désigne divers intérêts économiques directs, droits de redevance, droits sur les données sismiques tridimensionnelles exclusives et autres participations acquis dans le cadre de l'opération visant les propriétés Carlyle;

« **propriétés de Storm** » désigne les propriétés recelant du pétrole brut et du gaz naturel et les éléments d'actif connexes de Storm, qui sont décrits plus en détail à la rubrique « Renseignements sur les propriétés de Storm »;

« **rapport GLJ** » désigne, collectivement, les rapports de GLJ datés du 26 mai 2004 et du 8 juillet 2004, qui évaluent les réserves de pétrole brut, de LGN et de gaz naturel attribuables aux nouvelles propriétés du vendeur situées dans le centre-est de l'Alberta au 1er juillet 2004;

« **rapport McDaniel** » désigne, collectivement, les rapports de McDaniel datés du 27 mai 2004, du 28 mai 2004 et du 8 juillet 2004, qui évaluent les réserves de pétrole brut, de LGN et de gaz naturel attribuables aux nouvelles propriétés du vendeur situées dans la zone Crossfield, en Alberta, et dans le sud-est de l'Alberta au 1er juillet 2004;

« **rapport sur Storm** » désigne le rapport McDaniel daté du 5 mai 2004 qui évalue, au 1er janvier 2004, certaines réserves de pétrole brut, de LGN et de gaz naturel attribuables aux propriétés de Storm et le rapport Paddock daté du 20 avril 2004 qui évalue, au 1er janvier 2004, certaines réserves de pétrole brut, de LGN et de gaz naturel attribuables aux propriétés de Storm;

« **ratio d'échange** » désigne, à tout moment et à l'égard de chaque action échangeable de Harvest, un ratio correspondant à 1,00000 au 30 juin 2004 et, entre le moment où cette action échangeable de Harvest a été émise et celui où le ratio d'échange est calculé, le ratio rajusté de façon cumulative a) en augmentant le ratio d'échange, à chaque date de versement d'une distribution, d'un montant, arrondi à la cinquième décimale, correspondant à la fraction dont le numérateur est la distribution, exprimée en montant par part, versée à cette date de versement d'une distribution, et dont le dénominateur est le cours du marché en vigueur le jour ouvrable suivant la date de clôture des registres aux fins de la distribution en question et b) en diminuant le ratio d'échange à chaque date de clôture de registres aux fins d'un dividende d'un montant, arrondi à la cinquième décimale, correspondant à la fraction dont le numérateur est le dividende payable aux porteurs des actions échangeables de Harvest, exprimé en montant par action échangeable de Harvest, et dont le dénominateur est le cours du marché en vigueur le septième jour précédant la date de clôture des registres aux fins du dividende en question;

« **reçus de souscription** » désigne les reçus de souscription de la Fiducie qui font l'objet des présentes;

« **redevances directes** » désigne les droits de redevance sur des droits pétroliers et gaziers acquis par la Fiducie aux termes d'une convention de vente de redevances directes;

« **RRD** » désigne le régime de réinvestissement des distributions et d'achat facultatif de parts de la Fiducie;

« **Société** » désigne Harvest Operations Corp., société par actions fusionnée en vertu de la BCAA le 30 juin 2004;

« **Storm** » désigne Storm Energy Ltd., société par actions constituée en vertu de la BCAA et fusionnée avec la Société le 30 juin 2004 dans le cadre de l'arrangement relatif à Storm;

« **TSX** » désigne la Bourse de Toronto;

« **vendeur** » désigne, collectivement, EnCana Corporation et une société en nom collectif qu'elle contrôle;

« **vendeur des propriétés Carlyle** » désigne une grande société de personnes du secteur pétrolier et gazier;

« **WEI** » désigne l'ancienne filiale en propriété exclusive de la Fiducie, Westcastle Energy Inc., société par actions constituée en vertu de la BCAA qui a fusionné avec la Société le 1er janvier 2004, la société issue de la fusion ayant été prorogée sous la dénomination « Harvest Operations Corp. ».

« **b** » désigne un baril ou des barils

« **b/j** » désigne des barils par jour

« **Gpi^3** » désigne un milliard de pieds cubes

« **bep** » désigne des barils équivalents de pétrole. Un baril équivalent de pétrole est établi en convertissant un volume de gaz naturel en barils selon un ratio de un baril par six kpi^3. Les bep peuvent être trompeurs, particulièrement lorsqu'on les utilise de façon isolée. Le ratio de conversion des bep utilisé, soit un baril par six kpi^3, est fondé sur une méthode d'équivalence énergétique principalement applicable au bec du brûleur et ne représente pas un équivalent de valeur en tête de puits.

« **bep/j** » désigne des barils équivalents de pétrole par jour

« **kb** » désigne un millier de barils

« **kbep** » désigne un millier de barils équivalents de pétrole

« **MBtu** » désigne un million d'unités thermales britanniques

« **Mpi^3** » désigne un million de pieds cubes

« **Mpi^3/j** » désigne un million de pieds cubes par jour

« **LGN** » désigne les liquides de gaz naturel

Le singulier englobe le pluriel et le masculin englobe le féminin, et vice versa.

Sauf indication contraire, toutes les sommes indiquées dans le présent prospectus simplifié sont exprimées en dollars canadiens.

DOCUMENTS INTÉGRÉS PAR RENVOI

L'information intégrée par renvoi au présent prospectus simplifié provient de documents déposés auprès des commissions des valeurs mobilières ou d'autorités analogues au Canada. On peut se procurer sans frais un exemplaire des documents intégrés aux présentes par renvoi en s'adressant au secrétaire général de la Société au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4 (sans frais : 1 866 666-1178). Aux fins de la province de Québec, le présent prospectus simplifié contient une information conçue pour être complétée par la consultation du dossier d'information. On peut se procurer un exemplaire du dossier d'information en s'adressant au secrétaire de la Société, à l'adresse et au numéro de téléphone indiqués ci-dessus. En outre, on peut obtenir les documents intégrés par renvoi aux présentes auprès des commissions des valeurs mobilières ou autorités similaires au Canada par l'intermédiaire du site Web de SEDAR, à l'adresse www.sedar.com. Le numéro de profil SEDAR de la Fiducie est le 18577, et celui de Storm, le 18616.

Les documents suivants, qui ont été déposés auprès des diverses commissions des valeurs mobilières ou organismes de réglementation similaires des provinces canadiennes, sont expressément intégrés au présent prospectus simplifié et en font partie intégrante :

a) la notice annuelle de renouvellement de la Fiducie datée du 30 avril 2004;

b) les états financiers consolidés comparatifs vérifiés de la Fiducie au 31 décembre 2003 et pour l'exercice terminé à cette date, ainsi que les notes complémentaires et le rapport des vérificateurs y afférent;

c) le rapport de gestion de la Fiducie pour l'exercice terminé le 31 décembre 2003;

d) les états financiers consolidés intermédiaires comparatifs non vérifiés de la Fiducie au 31 mars 2004 et pour le trimestre terminé à cette date;

e) le rapport de gestion de la Fiducie pour le trimestre terminé le 31 mars 2004;

f) la circulaire d'information de la Fiducie datée du 12 mai 2004 ayant trait à l'assemblée annuelle et extraordinaire des porteurs de parts tenue le 22 juin 2004 (à l'exclusion des rubriques intitulées « Graphique sur le rendement » et « Énoncé des pratiques en matière de régie d'entreprise »);

g) l'avis de changement important de la Fiducie daté du 8 juillet 2004 portant sur l'arrangement relatif à Storm;

h) les états financiers consolidés comparatifs vérifiés de Storm au 31 décembre 2003 et pour l'exercice terminé à cette date, ainsi que les notes complémentaires et le rapport des vérificateurs y afférent;

i) les états financiers consolidés intermédiaires comparatifs non vérifiés de Storm au 31 mars 2004 et pour le trimestre terminé à cette date;

j) l'avis de changement important de la Fiducie daté du • juillet 2004 portant sur l'acquisition.

Les avis de changement important et les documents dont il est question dans les alinéas précédents (à l'exclusion des avis de changement important confidentiels) déposés par la Fiducie auprès des commissions des valeurs mobilières ou des organismes de réglementation similaires des provinces canadiennes entre la date du présent prospectus simplifié et la fin du présent placement sont réputés intégrés par renvoi au présent prospectus simplifié.

Tout énoncé faisant partie d'un document intégré aux présentes par renvoi, ou réputé l'être, est réputé modifié ou remplacé aux fins du présent prospectus simplifié dans la mesure où un énoncé contenu dans les présentes ou dans un autre document déposé par la suite, qui est également intégré aux présentes par renvoi, ou réputé l'être, modifie ou remplace cet énoncé. Il n'est pas nécessaire que le nouvel énoncé indique qu'il modifie ou remplace un énoncé antérieur, ni qu'il donne d'autres renseignements énoncés dans le document qu'il modifie ou remplace. Si une telle modification ou un tel remplacement est fait, cela ne doit pas être réputé signifier, à quelque fin que ce soit, que l'énoncé modifié ou remplacé, au moment où il a été fait, constituait une information fausse ou trompeuse, un énoncé faux d'un fait important ou une omission d'énoncer un fait important qui est requis ou dont la mention est nécessaire pour faire en sorte qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait. Tout énoncé ainsi modifié ou remplacé n'est pas réputé faire partie du présent prospectus simplifié, sauf dans la mesure où il est ainsi modifié ou remplacé.

HARVEST ENERGY TRUST

Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta et créée conformément à l'acte de fiducie. Le siège social et établissement principal de la Fiducie est situé au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4. Bien que la Société et HST versent à la Fiducie le revenu provenant de la PBN, toutes les activités pétrolières et gazières sont exercées par l'entremise de la Société et la Fiducie est gérée uniquement par celle-ci, conformément à l'acte de fiducie et à la convention d'administration.

Organigramme de la Fiducie

L'organigramme suivant présente, compte tenu de l'acquisition, la structure de la Fiducie ainsi que le flux des espèces tirées des propriétés et des nouvelles propriétés aux filiales en exploitation, de celles-ci à la Fiducie et de cette dernière aux porteurs de parts :


Porteurs de parts
Espèces distribuables
Harvest Energy Trust
Versements au fonds de capital
Fonds de capital
Billet et revenu provenant de la PBN (4)
Revenu provenant de la PBN (4)
HST (4)
Redevances directes (3)
Service de la dette
Facilités bancaires
Avances de crédit
Société (1)
Revenu net tiré de la vente de 99 % de la production
Harvest Breeze Trust No. 1 (1)(5)
Harvest Breeze Trust No. 2 (1)(4)(5)
Fonds de remise en état
Fonds de réserve
Revenu net tiré de la vente de 99 % de la production
Breeze Resources Partnership
Propriétés (2)
Nouvelles propriétés (6)

Notes

(1) Toutes les activités de la Fiducie et des filiales en exploitation sont exercées par l'entremise de la Société, qui en assure la gestion.

(2) La Société et HST sont propriétaires des propriétés.

(3) En plus de la PBN, la Fiducie détient diverses redevances directes.

(4) Conformément aux billets et aux conventions relatives à la PBN, la Fiducie touche régulièrement des versements mensuels, ainsi que des distributions et des versements d'intérêt de HST et de Harvest Breeze Trust No.2.

(5) Harvest Breeze Trust No. 1 et Harvest Breeze Trust No. 2 émettront également des parts privilégiées à la Société.

(6) Compte tenu de l'acquisition. Voir « Faits nouveaux – L'acquisition ».

Évolution générale de l'entreprise

Le texte qui suit est une description de l'évolution générale de l'entreprise de la Fiducie.

La Société a été constituée le 14 mai 2002 pour exercer des activités d'acquisition, de mise en valeur et de production de pétrole et de gaz naturel. Le conseil d'administration a alors examiné ses possibilités stratégiques et a décidé, d'après cet examen, que la formation d'une fiducie de redevances du secteur énergétique représentait la meilleure structure. Le 10 juillet 2002, la Fiducie a été formée conformément à l'acte de fiducie. À la même date, la Société et la Fiducie ont conclu une convention relative à la participation au bénéfice net, en sa version modifiée et mise à jour le 27 septembre 2002, aux termes de laquelle la Société a octroyé à la Fiducie le droit de toucher le revenu provenant de la participation au bénéfice net qui est tiré des propriétés détenues par la Société. Conformément à cette convention relative à la PBN, la Fiducie a versé à la Société 12,6 M$ au moyen d'un crédit-relais que Caribou lui avait consenti.

Le 10 juillet 2002, la Société a acquis certaines redevances directes et propriétés d'un important producteur de pétrole et de gaz naturel moyennant un prix d'achat global de 26,1 M$. L'acquisition visait un droit de redevance dérogatoire de 7,10688 % sur la concession de gaz Choice Viking n° 1 et un intérêt économique direct d'environ 99 % dans des propriétés productrices de pétrole et de gaz naturel faisant l'objet d'une exploitation concertée et non concertée. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou a consenti à la Fiducie.

Le 1er août 2002, la Société a conclu une convention d'achat et de vente avec un important producteur pétrolier et gazier en vue de l'achat de certaines redevances directes et propriétés avec prise d'effet le 1er juin 2002 moyennant un prix d'achat global de 71,8 M$. La Société a réalisé l'acquisition le 15 novembre 2002. L'acquisition visait un droit de redevance directe et une participation dans des propriétés productrices de pétrole et de gaz naturel situées dans le centre-est de l'Alberta. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou a consenti à la Fiducie.

Le 5 décembre 2002, la Fiducie a réalisé le premier appel public à l'épargne, qui a entraîné l'émission de 3 750 000 parts et lui a permis de réunir un produit brut global de 30,0 M$. Du produit net du premier appel public à l'épargne, une tranche d'environ 22,9 M$ a été affectée au remboursement des crédits-relais que Caribou avait consentis à la Fiducie (y compris l'intérêt couru) et une tranche d'environ 5,4 M$ a été affectée au remboursement partiel de la dette bancaire. Le solde a été affecté aux fins générales du fonds de roulement.

Le 17 décembre 2002, la Fiducie a émis 562 500 parts de fiducie à FirstEnergy Capital Corp. et à Haywood Securities Inc. au moment de la levée d'une option d'attribution excédentaire qui leur avait été octroyée dans le cadre du premier appel public à l'épargne. Le produit brut tiré de la vente de ces parts s'est élevé à 4,5M$.

Le 4 février 2003, la Fiducie a vendu 1 500 000 bons de souscription de parts de fiducie spéciaux (les « **bons de souscription spéciaux** ») à un syndicat de prise ferme au prix de 10,00 $ chacun, à raison d'un produit net de 13,7 M$. Chaque bon de souscription spécial donnait à son porteur le droit d'obtenir, au moment de l'exercice ou de l'exercice réputé de celui-ci, une part sans contrepartie supplémentaire. Le 7 mars 2003, le prospectus de la Fiducie assurant l'admissibilité du placement des parts pouvant être émises au moment de l'exercice des bons de souscription spéciaux a été visé et, à la même date, la Fiducie a émis 1 500 000 parts au moment de l'exercice réputé des bons de souscription spéciaux. Le produit net a été affecté au remboursement partiel de la dette bancaire et au fonds de roulement.

En avril et en mai 2003, la Société a procédé à la clôture de l'acquisition de diverses participations dans deux propriétés situées dans la zone Killarney, en Alberta. Les propriétés ont été acquises de deux importants producteurs de pétrole et de gaz naturel moyennant 13,2 M$ et l'émission de 200 000 parts, respectivement. La partie en espèces du prix d'acquisition a été financée grâce aux facilités de crédit de la Société. L'acquisition comprenait une participation dans deux installations pétrolières.

Le 27 juin 2003, la Fiducie a réalisé l'acquisition de la totalité des actions ordinaires de WEI et d'une PBN dans certaines propriétés productrices de pétrole et de gaz naturel détenues par celle-ci moyennant une contrepartie totale d'environ 10,1 M$ (composée de l'émission de 625 000 parts, d'une somme de 3 M$ en espèces et d'un billet à ordre non garanti de 850 000 $), qui comportait également la prise en charge d'une dette bancaire de 2,8 M$ et d'un fonds de roulement déficitaire

de 2,3 M$. Les propriétés productrices de pétrole et de gaz naturel acquises comportaient des intérêts économiques directs allant de 20 % à 100 % dans les champs Amisk, Czar et Killarney, qui sont tous exploités par la Société.

Le 29 juillet 2003, la Société a conclu une convention d'achat de participations dans une société en commandite du Nouveau-Brunswick qui détenait les propriétés Carlyle et certaines autres propriétés. Le 29 septembre 2003, la Société a conclu une convention aux termes de laquelle elle a cédé au vendeur des propriétés Carlyle ses participations qui faisaient l'objet de la convention du 29 juillet 2003 dont il est fait état ci-dessus, et aux termes de laquelle les propriétés Carlyle lui seraient transférées. Le 1er octobre 2003, la Société a conclu, avec le vendeur des propriétés Carlyle, la convention relative à l'acquisition des propriétés Carlyle, en vue de l'achat des propriétés Carlyle avec prise d'effet le 1er octobre 2003 en contrepartie d'une somme totalisant environ 80 M$, sans tenir compte des rajustements et des frais d'opération. La clôture de l'acquisition des propriétés Carlyle a eu lieu le 16 octobre 2003. Après avoir acquis les propriétés Carlyle, la Société les a vendues à HST et cette dernière a octroyé à la Fiducie une PBN à l'égard de ces propriétés.

Le 28 juillet 2003, la Fiducie a conclu les billets de financement provisoire par capitaux propres afin de financer l'obligation différée de versement du prix d'achat résultant de l'opération visant les propriétés Carlyle. Le 29 juillet 2003, une avance de 11 M$ a été consentie à la Fiducie aux termes des billets de financement provisoire par capitaux propres afin de financer le dépôt relatif à l'acquisition des propriétés Carlyle. Le 29 septembre 2003, la Fiducie a modifié les billets de financement provisoire par capitaux propres afin de permettre que les avances consenties soient affectées au remboursement intégral de la facilité bancaire existante à ce moment-là de la Société et a conclu le billet de financement provisoire. À la même date, la Fiducie a prélevé d'autres avances sur les billets de financement provisoire par capitaux propres et le billet de financement provisoire, de 22,5 M$ et de 25,0 M$, respectivement. Elle les a consenties à la Société le 30 septembre 2003 et celle-ci les a affectées au remboursement partiel de la somme d'environ 48,1 M$ qui était exigible aux termes de sa facilité bancaire existante à ce moment-là. Le 1er octobre 2003, le dépôt de 11 M$ relatif à l'opération visant les propriétés Carlyle a été remboursé et la Fiducie a utilisé cette somme pour rembourser une tranche de 11 M$ du capital du billet de financement provisoire.

Le 1er octobre 2003, la Société a conclu une convention avec une banque à charte canadienne en vue d'obtenir une facilité de crédit provisoire de 15 M$ devant être affectée au remboursement intégral de la facilité de crédit de WEI et au financement du fonds de roulement. Le 3 octobre 2003, la Société a remboursé une tranche d'environ 3,8 M$ des sommes empruntées sur la facilité de crédit de WEI, plus l'intérêt couru. Au moment de la clôture de l'opération visant les propriétés Carlyle, le 16 octobre 2003, la facilité de crédit provisoire a été remboursée et remplacée par la facilité bancaire actuelle et la Société a affecté une partie de cette facilité au remboursement d'une tranche de 8,5 M$ des billets de financement provisoire par capitaux propres, et environ 14 M$, au remboursement intégral du billet de financement provisoire.

Le 16 octobre 2003, la Fiducie a réalisé le placement de 4 312 500 parts au prix de 12,00 $ chacune en contrepartie d'un produit brut de 51,8 M$. Les parts ont été placées par l'entremise d'un syndicat de prise ferme dirigé par Financière Banque Nationale Inc. et comprenant Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp. et Haywood Securities Inc.

FAITS NOUVEAUX

Fusion des filiales

Le 1er janvier 2004, WEI a fusionné avec la Société et la société issue de la fusion a été prorogée sous la dénomination « Harvest Operations Corp. ».

Appel public à l'épargne de débentures à 9 %

Le 29 janvier 2004, la Fiducie a réalisé un appel public à l'épargne de débentures à 9 % d'un capital de 60 M$. La Fiducie a affecté le produit net de ce placement au remboursement des billets de financement provisoire par capitaux propres et le reste a été affecté au remboursement de la dette bancaire jusqu'à ce que la Fiducie en ait besoin aux fins générales de son entreprise.

Modification des statuts de la Société

Le 22 juin 2004, les porteurs de parts de la Fiducie ont approuvé une résolution autorisant la modification des statuts de constitution de la Société en vue de créer les actions échangeables de Harvest. Voir « Actions échangeables ».

Arrangement relatif à Storm

Le 30 juin 2004, la Fiducie a réalisé un regroupement d'entreprises par voie de plan d'arrangement avec Storm dans le cadre duquel elle a acquis la totalité des actions de Storm en circulation moyennant environ 189 M$, y compris la prise en charge d'une dette nette et des frais de l'opération d'environ 65 M$. Dans le cadre du plan d'arrangement, la Fiducie et Storm ont regroupé leurs actifs et transféré certains éléments d'actif de Storm à une petite société d'exploration et de mise en valeur distincte dont les actions étaient détenues initialement par les anciens actionnaires de Storm (« **ExploreCo** »). Chacun des actionnaires de Storm avait le droit de recevoir 4,15 $ en espèces par action, jusqu'à concurrence d'une somme globale de 75 M$, 0,281 action échangeable de Harvest, échangeable contre 0,281 part, jusqu'à concurrence d'un nombre global de deux millions d'actions échangeables de Harvest, ou 0,281 part, jusqu'à concurrence d'un nombre global de huit millions de parts et d'actions échangeables de Harvest. En outre, chaque actionnaire de Storm avait le droit de recevoir une action ordinaire de ExploreCo ou une somme en espèces et environ 0,053 action ordinaire de Rock Energy Inc., société ouverte dans laquelle Storm avait une participation. Dans le cadre du plan d'arrangement, la Fiducie a versé 75 M$ en espèces et a émis 2 720 837 parts et 600 587 actions échangeables de Harvest aux anciens actionnaires de Storm. Dans le cadre du plan d'arrangement, Storm a fusionné avec Harvest Operations Corp. et la société issue de la fusion a été prorogée sous la dénomination « Harvest Operations Corp. ».

Les propriétés de Storm acquises par la Fiducie ont produit environ 4 177 bep/j durant le trimestre terminé le 31 mars 2004 et sont principalement concentrées dans la zone Red Earth du centre-nord de l'Alberta. Voir « Renseignements sur les propriétés de Storm ».

Loi sur la responsabilité limitée des porteurs de parts

Le 1er juillet 2004, la *Income Trusts Liability Act* (Alberta) (la « **ITLA** ») est entrée en vigueur. Cette loi protège les porteurs de parts de fiducies à revenu albertaines, telles que la Fiducie, de certaines incertitudes juridiques ayant trait à la responsabilité éventuelle en limitant la responsabilité des porteurs de parts. Plus particulièrement, la ITLA prévoit qu'un porteur de parts ne pourra être, à titre de bénéficiaire, tenu responsable d'une action, d'un défaut, d'une obligation ou d'une responsabilité du fiduciaire survenant après l'entrée en vigueur de la ITLA. La ITLA n'a pas encore fait l'objet d'une interprétation des tribunaux de la province d'Alberta ou d'ailleurs. Pour obtenir de plus amples renseignements, voir « Facteurs de risque – Responsabilité limitée des porteurs de parts ».

L'acquisition

Le 15 juillet 2004, Harvest Breeze Trust No. 1 et Harvest Breeze Trust No. 2 ont conclu la convention d'acquisition avec le vendeur, qui prévoit l'acquisition de Breeze Resources Partnership en contrepartie d'un prix d'acquisition d'environ 526 M$. L'acquisition de Breeze Resources Partnership aura comme date de rajustement le 1er juillet 2004 et sa clôture devrait avoir lieu le 1er septembre 2004. Breeze Resources Partnership est propriétaire exclusive des nouvelles propriétés.

Les nouvelles propriétés se composent de biens pétroliers et gaziers situés dans la zone Crossfield, en Alberta, dans le sud-est de l'Alberta et dans le centre-est de l'Alberta, dont la production nette moyenne s'est établie à environ 20 066 bep/j au cours du premier trimestre de 2004. Voir « Renseignements sur les nouvelles propriétés ».

Acquisitions éventuelles

La Fiducie continue d'évaluer des acquisitions éventuelles de biens pétroliers et gaziers et liés à l'énergie de tous les types dans le cadre de son programme d'acquisition courant. Elle procède habituellement à l'évaluation de plusieurs acquisitions éventuelles à un moment ou à un autre; certaines de ces opérations, individuellement ou dans l'ensemble, pourraient être importantes. En date des présentes, sauf pour ce qui est divulgué dans le présent prospectus, la Fiducie n'a pas conclu d'entente quant au prix ou aux modalités d'acquisitions importantes éventuelles. La Fiducie ne peut prédire si des possibilités actuelles ou futures donneront lieu à une ou plusieurs acquisitions.

RENSEIGNEMENTS SUR LES NOUVELLES PROPRIÉTÉS

Étant donné que la Fiducie n'est actuellement pas propriétaire des nouvelles propriétés, les renseignements sur ces dernières qui figurent dans le présent prospectus simplifié sont tirés des renseignements fournis par le vendeur.

Historique de forage

Le tableau suivant indique le nombre de puits bruts et de puits nets au forage desquels le vendeur a procédé ou participé sur les nouvelles propriétés au cours des périodes indiquées :

	Exercice terminé le 31 décembre 2003		**Exercice terminé le 31 décembre 2002**	
	Bruts(1)	**Nets(2)**	**Bruts(1)**	**Nets(2)**
Puits de pétrole	100	97,8	58	57,8
Puits de gaz	7	6,1	4	3,0
Puits secs et abandonnés(3)	3	3,0	10	10,0
Total	110	106,9	72	70,8

Notes

(1) « **Puits bruts** » désigne le nombre total de puits dans lesquels le vendeur a un intérêt.

(2) « **Puits nets** » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct du vendeur dans celui-ci, exprimé en pourcentage.

(3) « **Puits sec** » désigne un puits qui n'est pas productif. Un puits productif est un puits qui est capable de produire des hydrocarbures selon des quantités que l'exploitant juge suffisantes pour justifier les coûts requis pour le conditionner, l'équiper et le mettre en production.

Puits de pétrole et de gaz

Le tableau suivant indique le nombre et l'état des puits dans lesquels le vendeur a un droit de redevance ou un intérêt économique direct important qui seront acquis en date du 1er juillet 2004, qui étaient productifs ou que le vendeur considérait comme susceptibles de l'être.

	Puits productifs				**Puits fermés(1)**			
	Pétrole brut		**Gaz naturel**		**Pétrole brut**		**Gaz naturel**	
	Bruts(2)	**Nets(3)**	**Bruts(2)**	**Nets(3)**	**Bruts(2)**	**Nets(3)**	**Bruts(2)**	**Nets(3)**
Alberta	627	516	72	56	107	90	35	24

Notes

(1) « **Puits fermés** » désigne les puits dans lesquels on a découvert du pétrole brut ou du gaz naturel et qui peuvent être productifs, mais ne le sont pas en raison de l'absence d'installations de transport ou de marchés ou pour d'autres motifs.

(2) « **Puits bruts** » désigne le nombre de puits dans lesquels le vendeur a un intérêt.

(3) « **Puits nets** » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct du vendeur dans celui-ci, exprimé en pourcentage.

Propriétés productives principales

Le texte qui suit décrit les propriétés principales constituant les nouvelles propriétés qui étaient en production ou en cours de mise en valeur au 1er juillet 2004. Le terme « net », lorsqu'il sert à décrire la quote-part du vendeur dans la production, désigne la quote-part totale attribuable à l'intérêt économique direct du vendeur, sans déduire les redevances appartenant à d'autres. Les montants des réserves sont indiqués, sans déduire les redevances, au 1er juillet 2004, selon les hypothèses des prix et des coûts prévisionnels conformément à l'évaluation du rapport GLJ et du rapport McDaniel. Voir « – Relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz touchant les nouvelles propriétés ». Les données suivantes sur les acres bruts et nets sont au 1er juillet 2004 et les données sur la production, nette pour le vendeur, sont au 1er juillet 2004, sauf indication contraire. Les réserves indiquées ci-dessous dans la description des propriétés principales sont

telles qu'elles sont présentées dans le rapport GLJ et le rapport McDaniel. Ces réserves supplémentaires sont présentées sous forme consolidée dans les tableaux sur les réserves de pétrole et de gaz naturel figurant à la rubrique « – Relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz touchant les nouvelles propriétés ». Il est prévu que la totalité des réserves prouvées productives du vendeur seront en production d'ici le 1er juillet 2004.

Zone du sud-est de l'Alberta

Le vendeur a un intérêt économique direct moyen de 92 % dans des terrains de 236 985 acres bruts (217 823 acres nets), dont 175 647 acres nets ne sont pas mis en valeur et occupent une position stratégique aux fins de l'exploitation et de la mise en valeur de pétrole et de gaz naturel. Au cours du premier trimestre de 2004, la production nette moyenne du vendeur provenant de cette zone a été d'environ 11 452 bep/j, soit 9 188 b/j de pétrole, 13,0 Mpi³/j de gaz naturel et 100 b/j de LGN. Le vendeur exploite la totalité de la production tirée de ces propriétés.

Le rapport McDaniel a attribué des réserves prouvées de 615 kb de pétrole léger et de densité moyenne, de 13 602 kb de pétrole lourd, de 16,1 Gpi³ de gaz naturel et de 122 kb de LGN à ces propriétés. En outre, des réserves probables de 179 kb de pétrole léger et de densité moyenne, de 10 868 kb de pétrole lourd, de 5,8 Gpi³ de gaz naturel et de 38 kb de LGN ont été attribuées à ces propriétés.

Zone Crossfield de l'Alberta

Le vendeur a un intérêt économique direct moyen de 78 % dans des terrains de 246 743 acres bruts (192 523 acres nets), dont 110 258 acres nets ne sont pas mis en valeur et occupent une position stratégique aux de l'exploitation et de la mise en valeur de gaz naturel. Au cours du premier trimestre de 2004, la production nette moyenne du vendeur provenant de cette zone a été d'environ 3 336 bep/j, soit 16,7 Mpi³/j de gaz naturel et 545 b/j de LGN. Le vendeur et un autre producteur de pétrole et de gaz canadien important exploitent la totalité de la production tirée de ces propriétés.

Le rapport McDaniel a attribué des réserves prouvées de 42,6 Gpi³ de gaz naturel et de 1 371 kb de LGN à ces propriétés. En outre, des réserves probables de 9,3 Gpi³ de gaz naturel et de 301 kb de LGN ont été attribuées à ces propriétés.

Zone du centre-est de l'Alberta

Le vendeur a un intérêt économique direct moyen de 93 % dans des terrains de 74 572 acres bruts (69 085 acres nets), dont 6 815 acres nets ne sont pas mis en valeur et occupent une position stratégique aux fins de l'exploitation et de la mise en valeur de pétrole et de gaz naturel. Au cours du premier trimestre de 2004, la production nette moyenne du vendeur provenant de cette zone a été d'environ 5 278 bep/j, soit 4 647 b/j de pétrole, 3,3 Mpi³/j de gaz naturel et 86 b/j de LGN. Le vendeur exploite 95 % de la production tirée de ces propriétés.

Le rapport GLJ a attribué des réserves prouvées de 1 054 kb de pétrole léger et de densité moyenne, de 13 505 kb de pétrole lourd, de 2,7 Gpi³ de gaz naturel et de 93 kb de LGN à ces propriétés. En outre, des réserves probables de 214 kb de pétrole léger et de densité moyenne, de 2 869 kb de pétrole lourd, de 1,1 Gpi³ de gaz naturel et de 28 kb de LGN ont été attribuées à ces propriétés.

Terrains non mis en valeur

Le tableau suivant présente la superficie des terrains non mis en valeur du vendeur liés aux nouvelles propriétés au 1er juillet 2004 :

	Acres bruts(1)	Acres nets(2)	Intérêt économique direct moyen
Alberta	202 235	156 073	77,2 %
Saskatchewan	148 751	136 647	91,9 %
Total	350 986	292 720	83,4 %

Notes

(1) « **Bruts** » désigne le nombre total d'acres dans lesquels le vendeur a un intérêt.

(2) « **Nets** » désigne le nombre total d'acres dans lesquels le vendeur a un intérêt, multiplié par l'intérêt économique direct du vendeur dans ceux-ci, exprimé en pourcentage.

Relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz touchant les nouvelles propriétés

Le relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz présenté ci-dessous (le « **relevé** ») est daté du 26 mai 2004 pour ce qui est des données sur les réserves de la zone du centre-est de l'Alberta et du 27 mai 2004 pour ce qui est de la zone Crossfield de l'Alberta et de la zone du sud-est de l'Alberta. Le relevé a été dressé le 15 juillet 2004 en date du 1er juillet 2004.

Présentation des données sur les réserves

Les données sur les réserves présentées ci-après (les « **données sur les réserves** ») quant aux nouvelles propriétés sont fondées sur l'évaluation effectuée par McDaniel et GLJ en date du 1er juillet 2004 qui figurent respectivement dans le rapport McDaniel et le rapport GLJ. Les données sur les réserves résument les réserves de pétrole, de LGN et de gaz naturel des nouvelles propriétés ainsi que la valeur actualisée nette des produits d'exploitation nets futurs qui seront tirés de ces réserves au moyen des prix et des coûts constants et au moyen des prix et des coûts prévisionnels. Les données sur les réserves sont conformes aux exigences du règlement 51-101 sur l'information concernant les activités pétrolières et gazières (le « **règlement 51-101** »). D'autres renseignements qui n'étaient pas requis par le règlement 51-101 ont été présentés afin d'assurer la continuité de l'information et de donner d'autres renseignements que nous estimons importants pour le lecteur. McDaniel et GLJ avaient été chargés d'évaluer les réserves prouvées et les réserves prouvées et probables.

Toutes les réserves des nouvelles propriétés sont situées au Canada, plus particulièrement dans la province d'Alberta.

Les renseignements donnés dans les présentes à l'égard des bep peuvent être trompeurs, particulièrement si on les prend isolément. Un ratio de conversion en bep de 6 kpi³ pour un baril est fondé sur une méthode de conversion des équivalences énergétiques applicable principalement au bec du brûleur et ne représente pas une équivalence des valeurs à la tête du puits.

On ne doit pas présumer que les estimations des produits d'exploitation nets futurs présentées dans les tableaux ci-après représentent la juste valeur marchande des réserves. Il n'est pas certain que l'hypothèse des prix et des coûts constants et l'hypothèse des prix et des coûts prévisionnels s'avéreront et les écarts pourraient être importants.

Données sur les réserves (prix et coûts constants)

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS en date du 1er juillet 2004 PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Gaz naturel		Liquides de gaz naturel		Pétrole léger et de densité moyenne		Pétrole lourd	
	Brutes	Nettes	Brutes	Brutes	Nettes	Nettes	Brutes	Nettes
	(Mpi³)	(Mpi³)	(kb)	(kb)	(kb)	(kb)	(kb)	(kb)
Réserves prouvées productives	55 607	50 105	1 544	1 361	1 679	1 577	24 261	22 201
Réserves prouvées non productives	5 074	4 995	34	34	38	38	0	0
Total des réserves prouvées mises en valeur	60 681	55 100	1 578	1 395	1 717	1 615	24 261	22 201
Réserves prouvées non mises en valeur	786	606	11	10	29	24	3 112	2 612
Total des réserves prouvées	61 467	55 706	1 589	1 405	1 746	1 639	27 373	24 813
Réserves probables	16 239	14 705	366	332	388	368	13 773	11 894
Total des réserves prouvées et probables	77 706	70 411	1 955	1 737	2 134	2 007	41 146	36 707

VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS ACTUALISÉS À (en pourcentage par année)

Catégorie de réserves	0	5	10	15	20
	(en milliers de dollars)				
Réserves prouvées productives	1 012 621	803 729	674 263	586 204	522 153
Réserves prouvées non productives	31 829	27 102	23 506	20 704	18 479
Total des réserves prouvées mises en valeur	1 044 450	830 831	697 769	606 908	540 632
Réserves prouvées non mises en valeur	67 726	58 360	50 906	44 897	37 604
Total des réserves prouvées	1 112 176	889 191	748 675	651 805	578 236
Réserves probables	452 089	321 291	246 930	198 804	163 773
Total des réserves prouvées et probables	1 564 265	1 210 482	995 605	850 609	742 009

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS (NON ACTUALISÉS) en date du 1er juillet 2004 PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Produits d'exploitation	Redevances	Frais d'exploitation	Frais de mise en valeur	Frais d'abandon des puits	Produits d'exploitation nets futurs avant impôts
	(en milliers de dollars)					
Réserves prouvées	1 768 342	178 225	398 964	52 075	26 902	1 112 176
Réserves prouvées et probables	2 470 147	269 931	513 683	93 720	28 547	1 564 265

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 1er juillet 2004
PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôts (actualisés au taux de 10 % par année)
		(en milliers de dollars)
Réserves prouvées	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	43 929
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	449 409
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant de puits de pétrole)	255 337
Réserves prouvées et probables	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	55 198
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	638 175
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant de puits de pétrole)	302 232

Données sur les réserves (prix et coûts prévisionnels)

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ
ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
en date 1er juillet 2004
PRIX ET COÛTS PRÉVISIONNELS

	Gaz naturel		Liquides de gaz naturel		Pétrole léger et de densité moyenne		Pétrole lourd	
Catégorie de réserves	**Brutes**	**Nettes**	**Brutes**	**Brutes**	**Nettes**	**Nettes**	**Brutes**	**Nettes**
	(Mpi³)	(Mpi³)	(kb)	(kb)	(kb)	(kb)	(kb)	(kb)
Réserves prouvées productives	55 557	50 062	1 541	1 360	1 611	1 516	23 997	22 237
Réserves prouvées non productives	5 074	4 997	34	34	38	38	0	0
Total des réserves prouvées mises en valeur	60 631	55 059	1 575	1 394	1 649	1 554	23 997	22 237
Réserves prouvées non mises en valeur	784	605	11	10	20	16	3 110	2 774
Total des réserves prouvées	61 414	55 664	1 586	1 403	1 669	1 570	27 107	25 011
Réserves probables	16 242	14 708	367	332	393	374	13 779	12 490
Total des réserves prouvées et probables	77 656	70 372	1 953	1 736	2 062	1 944	40 886	37 501

VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
AVANT IMPÔTS ACTUALISÉS À
(en pourcentage par année)

Catégorie de réserves	**0**	**5**	**10**	**15**	**20**
	(en milliers de dollars)				
Réserves prouvées productives	478 633	401 598	350 571	314 246	286 915
Réserves prouvées non productives	18 441	15 925	13 992	12 475	11 261
Total des réserves prouvées mises en valeur	497 074	417 523	364 563	326 721	298 177
Réserves prouvées non mises en valeur	27 399	23 601	20 447	17 850	15 697
Total des réserves prouvées	524 473	441 124	385 010	344 571	313 874
Réserves probables	215 123	155 475	120 885	98 072	81 794
Total des réserves prouvées et probables	739 596	596 599	505 895	442 643	395 668

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS
(NON ACTUALISÉS)
en date du 1er juillet 2004
PRIX ET COÛTS PRÉVISIONNELS

Catégorie de réserves	**Produits d'exploitation**	**Redevances**	**Frais d'exploitation**	**Frais de mise en valeur**	**Frais d'abandon des puits**	**Produits d'exploitation nets futurs avant impôts**
	(en milliers de dollars)					
Réserves prouvées....................................	1 151 179	103 622	432 741	56 125	34 218	524 473
Réserves prouvées et probables................	1 593 780	146 948	570 448	100 079	36 709	739 596

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 1er juillet 2004
PRIX ET COÛTS PRÉVISIONNELS

Catégorie de réserves	**Groupe de production**	**Produits d'exploitation nets futurs avant impôts (actualisés au taux de 10 % par année)**
		(en milliers de dollars)
Réserves prouvées	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)..	19 950
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits).............	206 890
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant de puits de pétrole)...	158 170
Réserves prouvées et probables	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)..	24 251
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits).............	296 918
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant de puits de pétrole)...	184 726

Définitions et autres notes

Sauf indication contraire, les définitions et autres notes suivantes s'appliquent aux tableaux présentés ci-dessus et ailleurs dans le présent prospectus simplifié :

(1) « **bruts** » ou « **brutes** » désigne :

a) à l'égard de l'intérêt du vendeur dans la production et les réserves, les « réserves brutes du vendeur », qui représentent la quote-part attribuable à l'intérêt du vendeur (en exploitation ou hors exploitation), sans déduire les redevances et sans tenir compte des droits de redevance de celui-ci;

b) à l'égard des puits, le nombre total de puits dans lesquels le vendeur a un intérêt;

c) à l'égard des propriétés, le nombre total de propriétés dans lesquelles le vendeur a un intérêt.

(2) « **nets** » ou « **nettes** » désigne :

a) à l'égard de l'intérêt du vendeur dans la production et les réserves, les « réserves nettes du vendeur », qui représentent la quote-part attribuable à l'intérêt du vendeur (en exploitation et hors exploitation), déduction faite des redevances à payer, plus les droits de redevance du vendeur sur la production ou les réserves;

b) à l'égard des puits, le nombre de puits obtenus en additionnant l'intérêt économique direct du vendeur dans chacun de ses puits bruts;

c) à l'égard de la participation du vendeur dans une propriété, la superficie totale dans laquelle le vendeur a un intérêt, multipliée par l'intérêt économique direct dont le vendeur est propriétaire.

(3) « **puits d'exploration** » désigne un puits qui n'est ni un puits de développement, ni un puits de service ni un puits d'essai stratigraphique.

(4) « **frais de mise en valeur** » désigne les frais engagés afin d'accéder aux réserves et d'implanter des installations d'extraction, de traitement, de collecte et de stockage du pétrole et du gaz tirés des réserves. Plus précisément, les frais de mise en valeur, y compris les frais d'exploitation du matériel et des installations de soutien applicables et les autres frais liés aux activités de mise en valeur, sont les frais engagés afin de faire ce qui suit :

a) accéder aux emplacements de puits et les préparer en vue du forage, y compris la prospection de ceux-ci visant à déterminer les emplacements précis de forage de développement, le déblaiement, le drainage, la construction de routes, le déplacement de routes publiques, de conduites de gaz et de lignes électriques, le matériel de pompage et les têtes de puits;

b) forer et équiper les puits de développement, les puits de développement résultant de forages stratigraphiques et les puits de service, y compris les frais liés aux plate-formes et au matériel comme le tubage, les colonnes de production, le matériel de pompage et les têtes de puits;

c) acquérir, construire et mettre en place des installations de production comme les conduites d'écoulement, les séparateurs, les purificateurs, les réchauffeurs, les collecteurs, les appareils de mesure et les réservoirs de stockage, les installations de conditionnement et de traitement du gaz naturel et les systèmes de services généraux et d'évacuation des déchets;

d) mettre en place des systèmes de récupération améliorée.

(5) « **puits de développement** » désigne un puits foré dans les limites établies d'un gisement de pétrole ou de gaz, ou à proximité du bord d'un gisement, jusqu'à la profondeur d'un horizon stratigraphique reconnu comme productif;

(6) « **frais d'exploration** » désigne les frais engagés en vue de repérer des zones qui pourraient justifier une étude et d'étudier des zones particulières qui sont jugées susceptibles de contenir des réserves de pétrole et de gaz, y compris les frais des forages d'exploration et des forages stratigraphiques d'exploration. Les frais d'exploration peuvent être engagés avant ou après l'acquisition de la propriété en question. Les frais d'exploration, qui comprennent les frais d'exploitation du matériel et des installations de soutien applicables et les autres frais liés aux activités d'exploration, sont les suivants :

a) les frais liés aux études topographiques, géochimiques, géologiques et géophysiques, les droits d'accès aux propriétés pour effectuer ces études et les salaires et autres frais des géologues, des équipes géophysiques et du personnel effectuant ces études;

b) les frais de possession et de conservation des propriétés non prouvées, comme les loyers différés, les impôts sur les propriétés (autres que l'impôt sur les bénéfices et l'impôt sur le capital), les frais juridiques relatifs à la défense des titres, à la conservation des terrains et des registres de baux;

c) les contributions liées aux puits secs et aux conditionnements de puits;

d) les frais de forage et d'équipement des puits d'exploration;

e) les frais liés aux forages stratigraphiques d'exploration.

(7) « **puits de service** » désigne un puits foré ou complété en vue de soutenir la production dans un champ existant. Les puits de cette catégorie sont forés aux fins précises suivantes : injection de gaz (gaz naturel, propane, butane ou gaz de combustion), injection d'eau, injection de vapeur, injection d'air, élimination de l'eau salée, approvisionnement d'eau en vue de l'injection, observation ou injection en vue de la combustion.

(8) Les définitions des catégories de réserves utilisées sont les suivantes :

Les définitions qui suivent s'appliquent aux estimations tant d'entités de réserves individuelles qu'à l'ensemble des réserves d'entités multiples.

Catégories de réserves

Les réserves sont les quantités restantes estimatives de pétrole, de gaz naturel et de substances apparentées qu'on prévoit pouvoir récupérer de gisements connus, à partir d'une date donnée, en fonction de ce qui suit :

a) l'analyse des données de forage ainsi que des données géologiques, géophysiques et techniques;

b) l'utilisation de la technologie établie;

c) des conditions économiques précises (voir la partie traitant des « hypothèses économiques » ci-après).

Les réserves sont classées en fonction du degré de certitude qui se rattache aux estimations.

a) Les réserves prouvées sont les réserves qu'on estime récupérables avec un degré élevé de certitude. Il est probable que les quantités restantes effectivement récupérées seront supérieures aux réserves prouvées estimatives.

b) Les réserves probables sont les réserves additionnelles qu'on est moins certain de récupérer que les réserves prouvées. Il est tout aussi probable que les quantités restantes effectivement récupérées seront supérieures ou inférieures à la somme des réserves prouvées et probables estimatives.

Les « hypothèses économiques » seront les prix et les coûts utilisés dans l'estimation, à savoir :

a) les prix et les coûts constants au 27 mai 2004;

b) les prix et les coûts prévisionnels.

Stade de la mise en valeur et de la production

Chacune des catégories de réserves (prouvées et probables) peut être divisée en réserves mises en valeur ou non mises en valeur :

a) Les réserves mises en valeur sont celles qu'on prévoit récupérer à partir des puits et des installations existants ou, à défaut d'installations déjà montées, dont la mise en production nécessiterait des dépenses peu élevées (par exemple, comparativement au coût du forage d'un puits). Les réserves mises en valeur peuvent être subdivisées en réserves productives ou non productives.

   (i) Les réserves mises en valeur productives sont les réserves qu'on prévoit récupérer d'intervalles de conditionnement ouverts au moment de l'estimation. Ces réserves peuvent être actuellement en production, ou, si elles sont inutilisées, elles doivent avoir été mises en production antérieurement et la date de reprise de la production doit être connue avec une certitude raisonnable;

   (ii) Les réserves mises en valeur non productives sont les réserves qui n'ont pas été mises en production ou qui ont déjà été en production, mais qui sont inutilisées et dont la date de reprise de la production est inconnue.

b) Les réserves non mises en valeur sont les réserves qu'on prévoit récupérer à partir de gisements connus dont la mise en production nécessiterait des dépenses considérables (par exemple, comparativement au coût du forage d'un puits). Elles doivent respecter pleinement les critères de la catégorie de réserves (prouvées ou probables) dont elles font partie.

Dans les gisements multipuits, il peut être approprié de répartir les réserves totales du gisement entre les catégories de réserves mises en valeur et de réserves non mises en valeur ou de subdiviser les réserves mises en valeur du gisement en réserves mises en valeur productives et en réserves mises en valeur non productives. Cette répartition doit se fonder sur la façon dont l'évaluateur évalue les réserves qui seront récupérées des puits, des installations et des intervalles de conditionnement du gisement ainsi que sur le stade de mise en valeur ou de production des réserves.

Degrés de certitude à l'égard des réserves présentées

Les degrés de certitude qualitatifs dont il est question dans les définitions données ci-dessus s'appliquent aux entités de réserves individuelles (qui s'entendent du niveau le plus bas auquel les calculs de réserves sont effectués) et aux réserves présentées (qui s'entendent de la somme la plus élevée des estimations d'entités individuelles pour lesquelles les estimations de réserves sont présentées). Les réserves présentées devraient viser les degrés de certitude suivants selon un ensemble donné de conditions économiques :

a) il existe une probabilité d'au moins 90 % que les quantités effectivement récupérées seront égales ou supérieures aux réserves prouvées estimatives;

b) il existe une probabilité d'au moins 50 % que les quantités effectivement récupérées seront égales ou supérieures à la somme des réserves prouvées et probables estimatives.

Une mesure qualitative des degrés de certitude se rattachant aux estimations établies pour les diverses catégories de réserves est souhaitable pour mieux comprendre les risques et incertitudes s'y rattachant. Cependant, la majeure partie des estimations de réserves sont effectuées par l'application de méthodes déterministes qui ne fournissent pas une mesure quantitative de la probabilité dérivée mathématiquement. En principe, il ne devrait pas y avoir de différence entre les estimations établies par l'application de méthodes probabilistes ou déterministes.

(9) Prix et coûts prévisionnels

Il s'agit des prix et des coûts futurs qui correspondent à l'un ou l'autre des critères suivants :

a) ceux qui sont généralement acceptables comme perspective raisonnable;

b) dans la seule mesure où il existe des prix ou des coûts futurs fixes ou actuellement déterminables auxquels le vendeur est lié légalement par une obligation, contractuelle ou autre, de livrer un produit, y compris ceux qui se rapportent à une période de prolongation d'un contrat susceptible d'être prolongé, ces prix et coûts plutôt que ceux dont il est question à l'alinéa a).

Le tableau résumant les prévisions de la rubrique « – Hypothèses relatives aux prix » indique les prix de référence s'appliquant au vendeur.

(10) Prix et coûts constants

Il s'agit des prix et des coûts utilisés dans une estimation qui correspondent à l'un ou l'autre des critères suivants :

a) les prix et les coûts de la Société à la date d'effet de l'estimation, maintenus constants pendant toute la durée estimative des propriétés faisant l'objet de l'estimation;

b) dans la seule mesure où il existe des prix ou coûts futurs fixes ou actuellement déterminables auxquels le vendeur est lié légalement par une obligation, contractuelle ou autre, de livrer un produit, y compris ceux qui se

rapportent à une période de prolongation d'un contrat susceptible d'être prolongé, ces prix et coûts plutôt que ceux dont il est question à l'alinéa a).

Aux fins de l'alinéa a), les prix de la Société sont le prix affiché pour le pétrole et le prix au comptant pour le gaz, après les rajustements historiques pour le transport, la densité et les autres facteurs.

(11) Aux fins du calcul des réserves qui devraient être attribuées à une propritéé, McDaniel et GLJ ont tenu compte des frais d'abandon et de remise en état futurs estimatifs relatifs à cette propriété et, aux fins du calcul des produits d'exploitation nets futurs totaux tirés de celle-ci, des frais d'abandon de puits futurs estimatifs raisonnables.

(12) Les chiffres peuvent sembler inexacts, étant donné qu'ils ont été arrondis.

(13) Les hypothèses relatives aux prix et aux coûts constants et aux prix et aux coûts prévisionnels supposent le maintien des lois et règlements actuels.

(14) GLJ et McDaniel ont accepté telles quelles toutes les données factuelles qui leur ont été données. Aucune inspection des lieux n'a été effectuée.

(15) Les estimations des produits d'exploitation nets futurs présentées dans les tableaux précédents ne représentent pas la juste valeur marchande.

Hypothèses relatives aux prix

Les tableaux suivants présentent les prix de référence, au 1er avril 2004, utilisés dans les données sur les réserves. Les hypothèses relatives aux prix prévisionnels ont été fournies par GLJ. Les prix constants en date du 27 mai 2004 ont été fournis par la Société.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX
en date du 1er avril 2004
PRIX ET COÛTS CONSTANTS

	Pétrole				
Année	**WTI à Cushing (Oklahoma)**	**Prix au pair à Edmonton 40° API**	**Prix du gaz naturel à l'AECO**	**LGN FAB[1] à la sortie de l'usine**	**Cours du change[1]**
	($ US/b)	($ CA/b)	($ CA/MBtu)	($ CA/b)	($ US/$ CA)
1er avril 2004 et par la suite............	•	•	•	•	•

Note

(1) Cours du change employé pour établir les prix de référence du présent tableau.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX ET AUX TAUX D'INFLATION
en date du 1er avril 2004
PRIX ET COÛTS PRÉVISIONNELS

	Pétrole					
Année	**WTI à Cushing (Oklahoma)**	**Prix au pair à Edmonton 40° API**	**Prix du gaz naturel à l'AECO**	**LGN FAB à la sortie de l'usine**	**Taux d'inflation(1)**	**Cours du change(2)**
	($ US/b)	($ CA/b)	($ CA/MBtu)	($ CA/b)	(en pourcentage annuel)	($ US/$ CA)
Prévisions						
2004	34,25	44,75	6,70	33,75	1,5	•
2005	29,00	37,75	5,55	25,75	1,5	•
2006	27,00	35,25	5,20	23,25	1,5	•
2007	25,00	32,50	5,00	20,50	1,5	•
2008	25,00	32,50	5,00	20,50	1,5	•
2009	25,00	32,50	5,00	20,50	1,5	•
2010	25,50	33,00	5,10	21,00	1,5	•
2011	25,75	33,50	5,20	21,50	1,5	•
Par la suite	Augmenté à 1,5 % par année	Augmenté à 1,5 % par année	Augmenté à 1,5 % par année	Augmenté à 1,5 % par année		

Notes

(1) Taux d'inflation applicable aux prix et aux coûts prévisionnels.

(2) Cours du change employé pour établir les prix de référence du présent tableau.

Les prix historiques moyens pondérés réalisés par le vendeur pour l'exercice terminé le 31 décembre 2003 se sont élevés à 29,95 $/b pour le pétrole, à 7,05 $/kpi³ pour le gaz naturel et à 30,64 $/b pour les LGN.

Renseignements supplémentaires relatifs aux données sur les réserves

La récupération des réserves prouvées non mises en valeur et des réserves probables des nouvelles propriétés se fera principalement au moyen du forage d'emplacements de puits de développement intercalaires sur la propriété Suffield, qui se trouve dans la zone du sud-est de l'Alberta. La récupération de ces réserves dépendra du fait que ces puits futurs présentent ou non des caractéristiques de rendement similaires aux puits existants forés dans le gisement.

Frais de mise en valeur futurs

Le tableau suivant présente les frais de mise en valeur déduits dans le cadre de l'estimation des produits d'exploitation nets futurs du vendeur attribuables aux catégories de réserves indiquées ci-dessous.

	Prix et coûts prévisionnels				Prix et coûts constants			
	Réserves prouvées		Réserves prouvées et probables		Réserves prouvées		Réserves prouvées et probables	
Année	**0 %**	**10 %**	**0 %**	**10 %**	**0 %**	**10 %**	**0 %**	**10 %**
2004	2 869		5 862		2 869		5 862	
2005	27 138		62 844		26 738		61 916	
2006	1 870		1 870		1 815		1 815	
Par la suite	24 247		29 502		20 653		24 127	
Total	56 124	37 664	100 078	73 550	52 075	36 235	93 720	71 452

Ces frais de mise en valeur futurs seront financés au moyen de la tranche non prélevée des nouvelles facilités de crédit de la Société. Voir la note 1) du tableau de la rubrique « Structure du capital consolidé de la Fiducie ».

Dépenses en immobilisations

Le tableau suivant résume les dépenses en immobilisations engagées par le vendeur relativement à des acquisitions, à du forage d'exploration et de développement et à des installations et autres biens de production à l'égard des nouvelles propriétés pendant les périodes indiquées.

	Trimestre terminé le 31 mars 2004[1]	Exercice terminé le 31 décembre[1] 2003	2002
	(non vérifié) (en milliers de dollars)		
Acquisitions de propriétés[2]	–	–	–
Dépenses de mise en valeur[3]	4 248	43 565	22 520
Biens de production[4]	3 786	24 668	17 661
Dépenses d'exploration[5]	764	374	318
TOTAL	8 798	68 607	40 499

Notes

(1) D'après des renseignements fournis à la Société par le vendeur.

(2) Les acquisitions de propriétés comprennent les achats de baux et de redevances sur la production et les échanges de propriétés visées par des baux et des droits de redevance.

(3) Les dépenses de mises en valeur comprennent les frais de forage de développement et diverses dépenses liées à des biens incorporels.

(4) Les biens de production comprennent le matériel de production et des installations et divers éléments d'actif corporels liés à la production.

(5) Les dépenses d'exploration comprennent les frais de forage d'exploration, les frais géologiques et géophysiques et diverses dépenses liées à des biens incorporels.

Historique de production et prix obtenus

Le tableau suivant présente certains renseignements relatifs à la production, aux prix auxquels les produits ont été vendus, aux redevances, aux frais de production et au rentrées nettes touchées par le vendeur à l'égard des nouvelles propriétés pour les périodes indiquées.

	Production de gaz naturel[1]	Production de pétrole et de LGN[1]	Prix de vente du gaz naturel[2]	Prix de vente du pétrole et des LGN[2]	Frais de redevances[4]	Frais de production[3][4]	Rentrées nettes touchées[4]
	(Mpi³/j)	(b/j)	($/kpi³)	($/b)	($/bep)	($/bep)	($/bep)
2004							
Premier trimestre	33,0	14 566	6,85	31,55	4,13	5,75	24,28
2003							
Premier trimestre	44,5	14 861	8,38	37,54	5,22	5,84	30,72
Deuxième trimestre	41,9	14 590	7,29	29,20	4,24	5,45	24,22
Troisième trimestre	39,9	15 769	6,54	28,32	3,94	5,86	21,75
Quatrième trimestre	36,3	16 151	5,83	25,41	3,50	5,33	19,19
2002							
Premier trimestre	48,2	13 897	3,37	24,62	2,71	4,45	15,84
Deuxième trimestre	39,9	13 392	4,50	30,41	3,45	7,21	18,61
Troisième trimestre	50,6	14 913	3,40	33,57	3,40	4,91	20,50
Quatrième trimestre	47,4	15 410	5,51	30,77	3,72	5,76	22,07

Notes

(1) Sans déduire les redevances.

(2) Les prix des produits tiennent compte des frais de transport des produits jusqu'au marché.

(3) Ce chiffre comprend tous les frais d'exploitation sur le terrain.

(4) Le vendeur ne déclare pas les redevances, les frais d'exploitation et les rentrées nettes touchées selon la marchandise.

RENSEIGNEMENTS SUR LES PROPRIÉTÉS DE STORM

Historique de forage

Le tableau suivant indique le nombre de puits bruts et de puits nets au forage desquels Storm a procédé ou participé sur les propriétés de Storm au cours des périodes indiquées :

	Trimestre terminé le 31 mars 2004		Exercice terminé le 31 décembre 2003	
	Bruts(1)	**Nets(2)**	**Bruts(1)**	**Nets(2)**
Puits de pétrole	–	–	20	11,3
Puits de gaz	–	–	3	1,4
Puits secs et abandonnés(3)	–	–	6	3,9
Total	–	–	29	16,6

Notes

(1) « **Puits bruts** » désigne le nombre total de puits dans lesquels Storm a un intérêt.

(2) « **Puits nets** » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct de Storm dans celui-ci, exprimé en pourcentage.

(3) « **Puits sec** » désigne un puits qui n'est pas productif. Un puits productif est un puits qui est capable de produire des hydrocarbures selon des quantités que l'exploitant juge suffisantes pour justifier les coûts requis pour le conditionner, l'équiper et le mettre en production.

Puits de pétrole et de gaz

Le tableau suivant indique le nombre et l'état des puits dans lesquels Storm avait un droit de redevance ou un intérêt économique direct important, qui étaient productifs ou que Storm considérait comme susceptibles de l'être en date du 30 juin 2004.

	Puits productifs				Puits fermés(1)			
	Pétrole brut		Gaz naturel		Pétrole brut		Gaz naturel	
	Bruts(2)	**Nets(3)**	**Bruts(2)**	**Nets(3)**	**Bruts(2)**	**Nets(3)**	**Bruts(2)**	**Nets(3)**
Alberta	228	141,5	2	1,9	60	38,3	–	–

Notes

(1) « **Puits fermés** » désigne les puits dans lesquels on a découvert du pétrole brut ou du gaz naturel et qui peuvent être productifs, mais ne le sont pas en raison de l'absence d'installations de transport ou de marchés ou pour d'autres motifs.

(2) « **Puits bruts** » désigne le nombre de puits dans lesquels Storm a un intérêt.

(3) « **Puits nets** » désigne la somme des nombres obtenus en multipliant chaque puits brut par l'intérêt économique direct de Storm dans celui-ci, exprimé en pourcentage.

Propriétés productives principales

Le texte qui suit décrit les propriétés principales constituant les propriétés de Storm qui étaient en production ou en cours de mise en valeur au 1er juillet 2004. Le terme « net », lorsqu'il sert à décrire la quote-part de Storm dans la production, désigne la quote-part totale attribuable à l'intérêt économique direct de Storm, sans déduire les redevances appartenant à d'autres. Les montants des réserves sont indiqués, sans déduire les redevances, au 1er janvier 2004, selon les hypothèses des prix et des coûts prévisionnels évaluées dans le rapport sur Storm. Voir « – Relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz touchant les propriétés de Storm ». Les données suivantes sur les acres bruts et nets sont au 1er juillet 2004 et les données sur la production, nette pour Storm, sont au 31 mars 2004, sauf indication contraire. Les réserves indiquées ci-dessous dans la description des propriétés principales sont telles qu'elles sont présentées dans le rapport sur Storm. Ces réserves supplémentaires sont présentées sous forme consolidée dans les tableaux sur les réserves de pétrole et de gaz naturel figurant à la rubrique « – Relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz touchant les propriétés de Storm ». La totalité des réserves prouvées productives de Storm étaient en production au 31 décembre 2003.

Red Earth (Alberta)

Storm avait un intérêt économique direct moyen de 74 % dans des terrains de 73 416 acres bruts (54 156 acres nets), dont 25 785 acres nets ne sont pas mis en valeur et occupent une position stratégique aux fins de l'exploitation et de la mise en valeur de gaz naturel. Au cours du premier trimestre de 2004, la production nette moyenne de Storm provenant de cette zone a été d'environ 4 177 bep/j, soit 3 939 b/j de pétrole léger et de LGN et 1,4 Mpi³/j de gaz naturel. Storm exploitait la totalité de la production tirée de ces propriétés.

Le rapport sur Storm a attribué, en date du 31 décembre 2003, des réserves prouvées de 9 168 kb de pétrole léger, de 6,3 Gpi³ de gaz naturel et de 553 kb de LGN à ces propriétés. En outre, des réserves probables de 2 681 kb de pétrole léger, de 1,5 Gpi³ de gaz naturel et de 93 kb de LGN ont été attribuées à ces propriétés.

Terrains non mis en valeur

Le tableau suivant présente la superficie des terrains non mis en valeur de Storm au 31 décembre 2003 :

	Acres bruts(1)	Acres nets(2)	Intérêt économique direct moyen
Alberta	33 816	25 785	76,3 %

Notes

(1) « **Bruts** » désigne le nombre total d'acres dans lesquels Storm avait un intérêt.

(2) « **Nets** » désigne le nombre total d'acres dans lesquels Storm avait un intérêt, multiplié par l'intérêt économique direct de Storm dans ceux-ci, exprimé en pourcentage.

Relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz touchant les propriétés de Storm

Le relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz présenté ci-dessous (le « **relevé relatif aux propriétés de Storm** ») est daté du 20 avril 2004 pour ce qui est des données évaluées par Paddock et du 16 janvier 2004 pour ce qui est des données évaluées par McDaniel. Le relevé relatif aux propriétés de Storm a été dressé le 15 juillet 2004 en date du 1er janvier 2004.

Présentation des données sur les réserves

Les données sur les réserves présentées ci-après (les « **données sur les réserves de Storm** ») quant aux propriétés de Storm sont fondées sur l'évaluation effectuée par McDaniel et Paddock en date du 1er janvier 2004 qui figure dans le rapport sur Storm. Les données sur les réserves de Storm résument les réserves de pétrole brut, de LGN et de gaz naturel des propriétés de Storm ainsi que la valeur actualisée nette des produits d'exploitation nets futurs qui seront tirés de ces réserves au moyen des prix et des coûts constants et au moyen des prix et des coûts prévisionnels. Les données sur les réserves de Storm sont conformes aux exigences du règlement 51-101. D'autres renseignements qui n'étaient pas requis par le règlement 51-101 ont été présentés afin d'assurer la continuité de l'information et de donner d'autres renseignements que nous estimons importants pour le lecteur. McDaniel et Paddock ont été chargés d'évaluer les réserves prouvées et les réserves prouvées et probables.

Toutes les réserves des propriétés de Storm sont situées au Canada, plus particulièrement dans la province d'Alberta.

Les renseignements donnés dans les présentes à l'égard des bep peuvent être trompeurs, particulièrement si on les prend isolément. Un ratio de conversion en bep de 6 kpi³ pour un baril est fondé sur une méthode de conversion des équivalences énergétiques applicable principalement au bec du brûleur et ne représente pas une équivalence des valeurs à la tête du puits.

On ne doit pas présumer que les estimations des produits d'exploitation nets futurs présentées dans les tableaux ci-après représentent la juste valeur marchande des réserves. Il n'est pas certain que l'hypothèse des prix et des coûts constants et l'hypothèse des prix et des coûts prévisionnels s'avéreront et les écarts pourraient être importants.

Données sur les réserves de Storm (prix et coûts prévisionnels)

**SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ
ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
en date du 31 décembre 2003
PRIX ET COÛTS PRÉVISIONNELS**

Catégorie de réserves	Gaz naturel		Liquides de gaz naturel		Pétrole léger et de densité moyenne	
	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes
	(Mpi³)	(Mpi³)	(kb)	(kb)	(kb)	(kb)
Réserves prouvées productives	3 423	2 353	497	451	7 181	6 202
Réserves prouvées non productives	1 805	1 551	12	11	365	337
Total des réserves prouvées mises en valeur	5 228	3 904	509	462	7 546	6 539
Réserves prouvées non mises en valeur	1 091	656	44	44	1 622	1 453
Total des réserves prouvées	6 319	4 560	553	506	9 168	7 992
Réserves probables	1 505	1 085	93	85	2 681	2 397
Total des réserves prouvées et probables	7 824	5 645	646	591	11 849	10 389

**VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
AVANT IMPÔTS ACTUALISÉS À
(en pourcentage par année)**

Catégorie de réserves	0	5	10	15	20
	(en milliers de dollars)				
Réserves prouvées productives	169 551	138 712	118 667	104 627	101 238
Réserves prouvées non productives	10 805	7 831	6 102	4 974	4 790
Total des réserves prouvées mises en valeur	180 356	146 543	124 769	109 601	106 028
Réserves prouvées non mises en valeur	33 436	21 304	14 267	9 900	7 532
Total des réserves prouvées	213 792	167 847	139 036	119 501	113 560
Réserves probables	64 875	37 175	24 028	16 906	14 405
Total des réserves prouvées et probables	278 667	205 022	163 064	136 407	127 965

**TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS
(NON ACTUALISÉS)
en date du 31 décembre 2003
PRIX ET COÛTS PRÉVISIONNELS**

Catégorie de réserves	Produits d'exploitation	Redevances	Frais d'exploitation	Frais de mise en valeur	Frais d'abandon des puits	Produits d'exploitation nets futurs avant impôts
	(en milliers de dollars)					
Réserves prouvées	385 580	55 362	98 799	13 138	4 489	213 792
Réserves prouvées et probables	497 746	68 551	127 783	17 792	4 953	278 667

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 31 décembre 2003
PRIX ET COÛTS PRÉVISIONNELS

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôts (actualisés au taux de 10 % par année)
		(en milliers de dollars)
Réserves prouvées	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	125 821
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant de puits de pétrole)	13 215
Réserves prouvées et probables	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	147 447
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant de puits de pétrole)	15 617

Données sur les réserves de Storm (prix et coûts constants)

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ
ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
en date 31 décembre 2003
PRIX ET COÛTS CONSTANTS

	Gaz naturel		Liquides de gaz naturel		Pétrole léger et de densité moyenne	
Catégorie de réserves	Brutes	Nettes	Brutes	Nettes	Brutes	Nettes
	(Mpi³)	(Mpi³)	(kb)	(kb)	(kb)	(kb)
Réserves prouvées productives	3 423	2 361	497	450	7 221	6 165
Réserves prouvées non productives	1 786	1 538	12	10	374	342
Total des réserves prouvées mises en valeur	5 209	3 899	509	460	7 595	6 507
Réserves prouvées non mises en valeur	1 091	656	44	44	1 624	1 432
Total des réserves prouvées	6 300	4 555	553	504	9 219	7 939
Réserves probables	1 525	1 103	93	86	2 700	2 371
Total des réserves prouvées et probables	7 825	5 658	646	590	11 919	10 310

VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
AVANT IMPÔTS ACTUALISÉS À
(en pourcentage par année)

Catégorie de réserves	0	5	10	15	20
	(en milliers de dollars)				
Réserves prouvées productives	196 907	156 798	131 381	113 888	109 594
Réserves prouvées non productives	13 227	9 293	7 069	5 644	5 403
Total des réserves prouvées mises en valeur	210 134	166 091	138 450	119 532	114 997
Réserves prouvées non mises en valeur	41 728	27 277	18 816	13 501	10 559
Total des réserves prouvées	251 862	193 368	157 266	133 033	125 556
Réserves probables	74 771	43 157	28 199	20 027	17 177
Total des réserves prouvées et probables	326 633	236 525	185 465	153 060	142 733

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS
(NON ACTUALISÉS)
en date du 31 décembre 2003
PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Produits d'exploitation	Redevances	Frais d'exploitation	Frais de mise en valeur	Frais d'abandon des puits	Produits d'exploitation nets futurs avant impôts
			(en milliers de dollars)			
Réserves prouvées	415 549	62 713	84 929	12 691	3 443	251 773
Réserves prouvées et probables	533 646	78 852	107 211	17 220	3 731	326 632

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 31 décembre 2003
PRIX ET COÛTS CONSTANTS

Catégorie de réserves	Groupe de production	Produits d'exploitation nets futurs avant impôts (actualisés au taux de 10 % par année)
		(en milliers de dollars)
Réserves prouvées	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	142 386
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant de puits de pétrole)	14 880
Réserves prouvées et probables	Pétrole brut léger et de densité moyenne (y compris le gaz dissous et les autres sous-produits)	167 736
	Pétrole lourd (y compris le gaz dissous et les autres sous-produits)	0
	Gaz naturel (y compris les sous-produits, mais à l'exclusion du gaz dissous provenant de puits de pétrole)	17 730

Définitions et autres notes

Les définitions et autres notes qui s'appliquent aux tableaux présentés ci-dessus et ailleurs à la rubrique « Renseignements sur les propriétés de Storm – Relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz touchant les propriétés de Storm » sont présentées à la rubrique « Renseignements sur les nouvelles propriétés – Relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz touchant les nouvelles propriétés – Définitions et autres notes », s'il y a lieu, sauf que les mentions des prix constants sont au 1er janvier 2004, que les mentions du vendeur renvoient à Storm et que les mentions de McDaniel et GLJ renvoient à McDaniel et Paddock.

Hypothèses relatives aux prix

Les tableaux suivants présentent les prix de référence, au 1er janvier 2004, utilisés dans les données sur les réserves de Storm. Ces hypothèses relatives aux prix prévisionnels ont été fournies par McDaniel et Paddock. Les prix constants en date du rapport (le 1er janvier 2004) ont été fournis par Storm.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX
en date du 31 décembre 2003
PRIX ET COÛTS CONSTANTS

	Pétrole				
Année	**WTI à Cushing (Oklahoma)**	**Prix au pair à Edmonton 40° API**	**Prix du gaz naturel à l'AECO**	**LGN FAB[1] à la sortie de l'usine**	**Cours du change[1]**
	($ US/b)	($ CA/b)	($ CA/MBtu)	($ CA/b)	($ US/$ CA)
31 décembre 2003 et par la suite.....	32,78	39,76	5,87	31,50	•

Note

(1) Cours du change employé pour établir les prix de référence du présent tableau.

RÉSUMÉ DES HYPOTHÈSES RELATIVES AUX PRIX ET AUX TAUX D'INFLATION
en date du 31 décembre 2003
PRIX ET COÛTS PRÉVISIONNELS

	Pétrole					
Année	**WTI à Cushing (Oklahoma)**	**Prix au pair à Edmonton 40° API**	**Prix du gaz naturel à l'AECO**	**LGN FAB[1] à la sortie de l'usine**	**Taux d'inflation[1]**	**Cours du change[1]**
	($ US/b)	($ CA/b)	($ CA/MBtu)	($ CA/b)	(en pourcentage annuel)	($ US/$ CA)
Prévisions						
2004	29,00	37,61	6,00	26,32	2,0	0,750
2005	26,50	34,25	5,31	23,29	2,0	0,750
2006	25,50	32,90	4,83	21,71	2,0	0,750
2007	25,00	32,21	4,87	20,61	2,0	0,750
2008	25,50	32,85	4,92	20,37	2,0	0,750
2009	26,01	33,51	4,96	20,11	2,0	0,750
2010	26,53	34,18	5,01	20,51	2,0	0,750
2011	27,06	34,86	5,05	20,92	2,0	0,750
2012	27,60	35,56	5,15	21,34	2,0	0,750
2013	28,15	36,27	5,26	21,76	2,0	0,750
2014	28,72	37,00	5,39	22,20	2,0	0,750
Par la suite	Augmenté à 2 % par année	Augmenté à 2 % par année	Augmenté à 2 % par année	Augmenté à 2 % par année	2,0	0,750

Notes

(1) Taux d'inflation applicable aux prix et aux coûts prévisionnels.

(2) Cours du change employé pour établir les prix de référence du présent tableau.

Les prix historiques moyens pondérés réalisés par Storm pour l'exercice terminé le 31 décembre 2003 se sont élevés à 41,54 $/b pour le pétrole et les LGN et à 6,78 $/kpi³ pour le gaz naturel.

Renseignements supplémentaires relatifs aux données sur les réserves

La récupération des réserves prouvées non mises en valeur et des réserves probables des propriétés de Storm se fera principalement au moyen du forage d'un nombre maximal de 40 emplacements de puits intercalaires et d'extension à Red Earth axés sur les gisements Granite Wash et Slave Point ainsi que d'activités de forage gazier à Parkland dans le cadre d'une coentreprise avec Storm Exploration Inc. La récupération de ces réserves dépendra du fait que ces puits futurs présentent ou non des caractéristiques de rendement similaires aux puits existants forés dans le gisement.

Frais de mise en valeur futurs

Le tableau suivant présente les frais de mise en valeur déduits dans le cadre de l'estimation des produits d'exploitation nets futurs de Storm attribuables aux catégories de réserves indiquées ci-dessous.

	Prix et coûts prévisionnels				**Prix et coûts constants**			
	Réserves prouvées		**Réserves prouvées et probables**		**Réserves prouvées**		**Réserves prouvées et probables**	
Année	**0 %**	**10 %**	**0 %**	**10 %**	**0 %**	**10 %**	**0 %**	**10 %**
2004	5 548	5 289	7 760	7 398	5 492	5 236	7 680	7 322
2005	3 717	3 222	5 951	5 159	3 573	3 097	5 720	4 958
2006	3 419	2 694	3 529	2 781	3 222	2 538	3 325	2 620
Par la suite	455	263	552	325	404	234	495	293
Total	13 139	11 468	17 792	15 663	12 691	11 105	17 220	15 193

Ces dépenses seront financées au moyen de la tranche non prélevée des nouvelles facilités de crédit de la Société. Voir la note (1) du tableau de la rubrique « Structure du capital consolidé de la Fiducie ».

Dépenses en immobilisations

Le tableau suivant résume les dépenses en immobilisations engagées par Storm relativement à des acquisitions, à du forage d'exploration et de développement et à des installations et autres biens de production à l'égard des propriétés de Storm pendant les périodes indiquées.

	Trimestre terminé le 31 mars 2004[1]	**Exercice terminé le 31 décembre**[1]	
		2003	**2002**
	(non vérifié) (en milliers de dollars)		
Acquisitions de propriétés[2]	31	–	487
Dépenses de mise en valeur[3]	2 090	1 519	6 778
Dépenses d'exploration[5]	–	–	1 936
Biens de production[4]	1 920	440	1 866
TOTAL	4 041	1 959	11 067

Notes

(1) À l'exclusion des dépenses consacrées aux propriétés transférées à Storm Exploration Inc. dans le cadre de l'arrangement relatif à Storm.

(2) Les acquisitions de propriétés comprennent les achats de baux et de redevances sur la production et les échanges de propriétés visées par des baux et des droits de redevance.

(3) Les dépenses de mises en valeur comprennent les frais de forage de développement et diverses dépenses liées à des biens incorporels.

(4) Les biens de production comprennent le matériel de production et des installations et divers éléments d'actif corporels liés à la production.

(5) Les dépenses d'exploration comprennent les frais de forage d'exploration, les frais géologiques et géophysiques et diverses dépenses liées à des biens incorporels.

Historique de production et prix obtenus

Le tableau suivant présente certains renseignements relatifs à la production, aux prix auxquels les produits ont été vendus, aux redevances, aux frais de production et aux rentrées nettes touchées par Storm pour les périodes indiquées.

	Production de gaz naturel[(1)]	Production de pétrole et de LGN[(1)]	Prix de vente du gaz naturel[(2)]	Prix de vente du pétrole et des LGN[(2)]	Frais de redevances[(4)]	Frais de production[(3)(4)]	Rentrées nettes touchées[(4)]
	(kpi^3/j)	(b/j)	(\$/kpi^3)	(\$/b)	(\$/bep)	(\$/bep)	(\$/bep)
2004							
Premier trimestre	1 430	3 939	6,99	45,28	10,00	4,48	30,62
2003							
Premier trimestre	445	3 115	8,96	49,76	13,24	3,47	33,14
Deuxième trimestre	551	3 859	10,13	39,87	9,61	3,96	26,74
Troisième trimestre.......	1 152	3 843	4,30	40,15	8,52	4,62	26,32
Quatrième trimestre......	1 138	3 954	6,81	38,04	7,92	4,80	25,46
2002							
Troisième trimestre[(5)] ...	994	3 056	3,58	44,43	12,46	4,68	26,12
Quatrième trimestre......	1 292	3 080	5,43	41,46	10,38	4,20	26,30

Notes

(1) Sans déduire les redevances.

(2) Les prix des produits tiennent compte des frais de transport des produits jusqu'au marché.

(3) Ce chiffre comprend tous les frais d'exploitation sur le terrain.

(4) Storm n'a pas déclaré les redevances, les frais d'exploitation et les rentrées nettes touchées selon la marchandise.

(5) Storm est entrée en exploitation le 23 août 2002.

EFFET DE L'ARRANGEMENT RELATIF À STORM ET DE L'ACQUISITION SUR LA FIDUCIE

Le tableau suivant présente certains renseignements relatifs à l'exploitation de la Fiducie, des propriétés de Storm et des nouvelles propriétés ainsi que certaines données d'exploitation cumulées pro forma, compte tenu de l'arrangement relatif à Storm et de l'acquisition.

Données d'exploitation cumulées pro forma choisies

	Fiducie	Propriétés de Storm	Nouvelles propriétés	Cumulées pro forma
Production quotidienne moyenne				
(sans tenir compte des redevances, pour le trimestre terminé le 31 mars 2004)				
Pétrole brut et LGN (b/j)........................	14 676	3 939	14 566	33 181
Gaz naturel (kpi^3/j)	915	1 430	33 000	35 345
Équivalents de pétrole (bep/j)........................	14 829	4 177	20 066	39 072
Production quotidienne moyenne[(1)]				
(sans tenir compte des redevances, pour l'exercice terminé le 31 décembre 2003)				
Pétrole brut et LGN (b/j)........................	10 822	3 695	15 348	29 865
Gaz naturel (kpi^3/j)	1 311	824	40 600	42 735
Équivalents de pétrole (bep/j)........................	11 040	3 832	22 115	36 987
Réserves prouvées[(2)(3)(4)]				
(sans tenir compte des redevances)				
Pétrole brut et LGN (kb)........................	27 103	9 721	30 362	67 186
Gaz naturel (Mpi^3)........................	1 997	6 319	61 414	69 730
Équivalents de pétrole (kbep)	27 436	10 774	40 598	78 808

	Fiducie	Propriétés de Storm	Nouvelles propriétés	Cumulées pro forma
Réserves prouvées et probables[(2)(3)(4)]				
(sans tenir compte des redevances)				
Pétrole brut et LGN (kb)	33 047	12 495	44 859	90 401
Gaz naturel (Mpi^3)	2 722	7 824	77 656	88 202
Équivalents de pétrole (kbep)	33 501	13 799	57 802	105 101

Notes

(1) La production quotidienne moyenne de la Fiducie pour l'exercice terminé le 31 décembre 2003 comprend la production provenant des propriétés Carlyle ainsi que de diverses propriétés des zones Amisk, Czar et Killarney uniquement à compter de la date de clôture de l'acquisition.

(2) Les données sur les réserves des propriétés de Storm sont établies au 1er janvier 2004 au moyen du rapport sur Storm.

(3) Les données sur les réserves des nouvelles propriétés sont établies au 1er juillet 2004 au moyen du rapport GLJ et du rapport McDaniel.

(4) Les données sur les réserves de la Fiducie sont au 31 décembre 2003.

Principaux renseignements financiers consolidés pro forma

Les tableaux qui suivent présentent certains principaux renseignements financiers consolidés pro forma. Ces renseignements doivent être lus à la lumière des états financiers consolidés pro forma non vérifiés de la Fiducie, compte tenu de l'arrangement relatif à Storm et de l'acquisition, au 31 mars 2004 et pour la période de trois mois terminée à cette date et au 31 décembre 2003 et pour l'exercice terminé à cette date, lesquels sont inclus dans le présent prospectus simplifié.

Les rajustements pro forma sont fondés sur les hypothèses décrites dans les notes afférentes aux états financiers consolidés pro forma non vérifiés. Les états financiers consolidés pro forma non vérifiés sont présentés à titre indicatif seulement et ne sont pas nécessairement une indication des résultats d'exploitation ou des résultats financiers qui auraient été atteints si l'arrangement relatif à Storm et l'acquisition avaient réellement eu lieu au moment prévu dans les notes afférentes aux états financiers consolidés pro forma non vérifiés ou des résultats prévus au cours des périodes à venir.

Les renseignements présentés ci-après ainsi que dans les états financiers consolidés pro forma non vérifiés de la Fiducie supposent que seront menés à terme l'arrangement relatif à Storm, l'acquisition et l'émission de 12 167 000 reçus de souscription et de débentures d'un montant en capital de 100 millions de dollars aux termes du placement et de l'exercice de l'option des preneurs fermes.

	Au 31 mars 2004 et pour les trois mois terminés à cette date			
	Fiducie[(4)]	**Arrangement relatif à Storm**[(5)]	**Nouvelles propriétés**[(6)]	**Montants consolidés pro forma**[(8)]
	(en milliers de dollars, sauf le nombre de parts)			
Produits, montant net[(1)]	39 473	11 536	55 197	106 206
Bénéfice net (perte)	(1 065)	(737)	17 965	16 163
Flux de trésorerie liés à l'exploitation[(2)]	14 839	7 124	41 224	63 187
Total de l'actif	260 658	242 427	550 500	1 053 585
Dette à long terme et fonds de roulement[(3)]	28 656	115 897	275 450	420 003
Capitaux propres	150 762	74 058	246 550	471 370
Parts en circulation (en milliers au 31 mars 2004)[(9)]	17 281 528	2 720 837	12 167 000	32 169 365

	Pour l'exercice terminé le 31 décembre 2003				
	Fiducie[4]	**Propriétés Carlyle[7]**	**Arrangement relatif à Storm[5]**	**Nouvelles propriétés[6]**	**Montants consolidés pro forma**
			(en milliers de dollars)		
Produits, montant net[1]	102 939	47 193	44 276	240 367	434 775
Bénéfice net (perte)	16 710	22 262	(2 724)	81 763	118 011
Flux de trésorerie liés à l'exploitation	46 487	27 768	30 902	181 096	286 253

Notes

(1) Le montant net des produits se compose du montant brut des produits, déduction faite des redevances applicables.

(2) Les flux de trésorerie liés à l'exploitation sont établis avant les variations du fonds de roulement hors caisse. De ce fait, ils ne constituent pas une mesure reconnue selon les principes comptables généralement reconnus (« **PCGR** ») du Canada et ils n'ont pas de signification normalisée conformément aux PCGR. Par conséquent, les flux de trésorerie liés à l'exploitation de la Fiducie ne peuvent être comparés aux mesures semblables présentées par d'autres émetteurs, et les souscripteurs sont invités à la prudence quant au fait que cette mesure ne doit pas être interprétée comme un substitut au bénéfice net, aux flux de trésorerie liés à l'exploitation ou à d'autres mesures de la performance financière calculées conformément aux PCGR.

(3) La dette à long terme et le fonds de roulement incluent la dette bancaire et la totalité du passif à court terme (déduction faite de l'actif à court terme).

(4) Les renseignements financiers relatifs à la Fiducie pour l'exercice terminé le 31 décembre 2003 proviennent des états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2003, et ceux au 31 mars 2004 et pour les trois mois terminés à cette date proviennent des états financiers consolidés non vérifiés de la Fiducie au 31 mars 2004 et pour les trois mois terminés à cette date.

(5) Les renseignements financiers sur Storm pour l'exercice terminé le 31 décembre 2003 proviennent des états financiers consolidés vérifiés de Storm pour l'exercice terminé le 31 décembre 2003, et ceux au 31 mars 2004 et pour les trois mois terminés à cette date proviennent des états financiers consolidés non vérifiés de Storm au 31 mars 2004 et pour les trois mois terminés à cette date. Ces montants incluent les rajustements pro forma exigés aux termes de l'arrangement relatif à Storm.

(6) Les renseignements financiers relatifs aux Nouvelles propriétés pour l'exercice terminé le 31 décembre 2003 proviennent du tableau vérifié des produits, des redevances et des charges d'exploitation des Nouvelles propriétés pour l'exercice terminé le 31 décembre 2003, ci-joints, et ceux pour les trois mois terminés le 31 mars 2004 proviennent du tableau non vérifié des produits, des redevances et des charges d'exploitation des Nouvelles propriétés pour les trois mois terminés le 31 mars 2004, ci-joints, et ces tableaux reflètent les rajustements pro forma, de la façon décrite dans les états financiers consolidés pro forma, joints aux présentes.

(7) Les renseignements financiers sur les Propriétés Carlyle pour l'exercice terminé le 31 décembre 2003 proviennent du tableau non vérifié des produits, des redevances et des charges des Propriétés Carlyle pour la période de six mois terminée le 30 juin 2003 ainsi que des chiffres tirés des renseignements comptables correspondants pour les trois mois terminés le 30 septembre 2003. Ces montants incluent les rajustements pro forma exigés aux termes de la convention d'achat relative à l'acquisition de ces propriétés.

(8) Il y a lieu de se reporter aux notes afférentes aux états financiers consolidés pro forma non vérifiés, ci-joints, en ce qui a trait aux hypothèses et aux rajustements. Les états financiers consolidés pro forma non vérifiés ne sont pas nécessairement une indication des résultats qui auraient réellement été atteints si les événements reflétés dans les présentes avaient eu lieu aux dates indiquées, ni des résultats prévus pour les périodes à venir.

(9) À l'exception de 600 587 actions échangeables de Harvest émises dans le cadre de l'arrangement relatif à Storm et échangeables contre des parts.

DESCRIPTION DES PARTS

Parts

Un nombre illimité de parts peuvent être créées et émises aux termes de l'acte de fiducie. Chaque part représente une participation véritable indivise égale dans les distributions (qu'elles soient faites sur le bénéfice net, les gains en capital réalisés nets ou d'autres sommes) et dans l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts en circulation permettent à leurs porteurs de recevoir une part égale des distributions et de l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts ont égalité de rang, proportionnellement, sans discrimination, privilège ni priorité. Chaque part est transférable, ne comporte aucun droit de conversion ou droit préférentiel de souscription, permet à son porteur d'exiger que la Fiducie rachète une partie ou la totalité des parts qu'il détient et confère une voix à toutes les assemblées des porteurs de parts. Les porteurs de parts n'engagent aucune responsabilité contractuelle, délictuelle ou autre relativement à

l'actif, aux obligations ou aux affaires de la Fiducie ou aux mesures prises par le fiduciaire ou d'autres personnes aux termes de l'acte de fiducie.

Au 15 juillet 2004, 20 312 489 parts étaient en circulation.

Parts spéciales à droit de vote

Afin de donner à la Fiducie la latitude nécessaire pour acquérir des entreprises, l'acte de fiducie permet la création de parts spéciales à droit de vote qui donneront à la Fiducie la possibilité d'effectuer des opérations sur titres échangeables. Les opérations sur titres échangeables sont communément utilisées dans le cadre d'acquisitions d'entreprises pour permettre aux porteurs de titres vendeurs de bénéficier d'un report d'impôt au moment de la vente de leurs titres, ce qui ne serait pas nécessairement possible autrement. Dans le cadre d'une opération sur titres échangeables, l'imposition est généralement reportée jusqu'à ce que les titres échangeables soient effectivement échangés.

Un nombre illimité de parts spéciales à droit de vote peuvent être créées et émises aux termes de l'acte de fiducie. Les porteurs de parts spéciales à droit de vote n'ont droit à aucune distribution, de quelque nature que ce soit, de la Fiducie, mais ils ont le droit d'exprimer, aux assemblées des porteurs de parts, le nombre de voix prescrit par le conseil d'administration de la Société dans la résolution autorisant l'émission de parts spéciales à droit de vote. À l'exception du droit de voter aux assemblées des porteurs de parts, les parts spéciales à droit de vote ne confèrent aucun autre droit à leurs porteurs.

Une part spéciale à droit de vote a été émise et est en circulation dans le cadre de l'émission des actions échangeables de Harvest. Chaque action échangeable de Harvest peut être échangée à parité numérique contre des parts, sous réserve de rajustements pour tenir compte des distributions. Les porteurs des actions échangeables de Harvest peuvent exprimer une voix par action échangeable de Harvest à toutes les assemblées des porteurs de parts. Au 15 juillet 2004, 600 587 actions échangeables de Harvest étaient en circulation. Voir « Actions échangeables ».

Émission de parts

L'acte de fiducie prévoit que les parts, y compris les droits, les bons de souscription, les options et les autres titres visant l'achat de parts ou pouvant être échangés contre celles-ci ou convertis en celles-ci, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil d'administration.

Distributions en espèces

La Fiducie verse des distributions en espèces d'un montant équivalant à la totalité de ses intérêts créditeurs, de son revenu de redevances et de son revenu de dividendes, déduction faite de ses frais administratifs. De plus, les porteurs de parts peuvent, à la discrétion du conseil d'administration de la Société, recevoir des distributions à l'égard des remboursements de capital effectués par la Société à la Fiducie sur les billets. La Société s'efforce depuis toujours de conserver environ jusqu'à 50 % de ses rentrées de fonds afin de financer les dépenses en immobilisations et de distribuer le solde à la Fiducie. Le pourcentage effectivement conservé par la Société est établi à la discrétion du conseil d'administration de celle-ci et varie d'un mois à l'autre selon, entre autres choses, le prix actuel et prévu des marchandises. En supposant la réalisation de l'acquisition et en tenant compte du prix à terme des marchandises actuel, la Société prévoit que la tranche des rentrées de fonds qu'elle conservera pour le reste de 2004 s'établira à environ 65 %, et en 2005, à environ 60 %.

La politique actuelle de la Fiducie est de distribuer 0,20 $ par part par mois (2,40 $ par part par année).

Pour obtenir de plus amples renseignements au sujet des parts, y compris au sujet de la responsabilité limitée des porteurs de parts, des restrictions relatives aux porteurs de parts non résidents, du droit de rachat lié aux parts, des assemblées des porteurs de parts et des modifications de l'acte de fiducie, voir la rubrique « Acte de fiducie » de la notice annuelle, qui est intégrée aux présentes par renvoi.

ACTIONS ÉCHANGEABLES

La Société est autorisée à émettre un nombre illimité d'actions échangeables sans valeur nominale, qui peuvent être émises en une ou plusieurs séries, chaque série étant composée du nombre d'actions, ayant l'appellation et comportant les droits, les privilèges, les restrictions et les conditions qui sont établis par le conseil d'administration de la Société avant l'émission. La Société est autorisée à émettre un nombre illimité d'actions échangeables de Harvest, série 1, comportant les droits, les privilèges, les restrictions et les conditions décrits ci-dessus. Les actions échangeables de Harvest ont priorité de rang sur les actions ordinaires de la Société et sur les autres actions de rang inférieur aux actions échangeables de Harvest en ce qui a trait au versement de dividendes et à la répartition de l'actif en cas de liquidation ou de dissolution de la Société.

Valiant Trust Company est l'agent des transferts des actions échangeables de Harvest.

Chaque action échangeable de Harvest comporte des droits économiques (y compris le droit de faire rajuster le ratio d'échange pour tenir compte des distributions versées aux porteurs de parts) qui correspondent à ceux des parts contre lesquelles elle peut être échangée et donne droit à une voix (par l'intermédiaire des parts spéciales à droit de vote octroyées au fiduciaire). En outre, les porteurs d'actions échangeables de Harvest ont le droit de recevoir des parts à tout moment en échange de leurs actions échangeables de Harvest, selon le ratio d'échange en vigueur au moment de l'échange. Aucune fraction de part ne sera remise au moment de l'échange des actions échangeables de Harvest. Si le ratio d'échange en vigueur au moment d'un échange est tel qu'un porteur d'actions échangeables de Harvest aurait droit à une fraction de part, le nombre de parts qui sera remis au porteur sera arrondi au nombre entier inférieur le plus près. Les porteurs d'actions échangeables de Harvest ne recevront aucune distribution en espèces de la Fiducie ou de la Société. Le ratio d'échange sera plutôt rajusté afin de tenir compte des distributions versées aux porteurs de parts au cours de la période durant laquelle les actions échangeables sont en circulation.

Rang

Les actions échangeables de Harvest sont de rang proportionnel aux actions de toutes les autres séries d'actions échangeables et de rang supérieur aux actions ordinaires de la Société et à toutes les autres actions de rang inférieur aux actions échangeables de Harvest en ce qui a trait au versement de dividendes déclarés, s'il y a lieu, et à la répartition de l'actif en cas de liquidation ou de dissolution de la Société.

Dividendes

Les porteurs d'actions échangeables de Harvest ont le droit de recevoir les dividendes en espèces déclarés, le cas échéant, par le conseil d'administration de la Société. La Société peut déclarer des dividendes sur les actions échangeables de Harvest jusqu'à concurrence du montant des distributions en espèces sur les parts contre lesquelles ces actions échangeables de Harvest peuvent être échangées. Si de tels dividendes sont versés, le ratio d'échange sera réduit en conséquence.

Certaines restrictions

La Société ne peut, sans avoir obtenu l'approbation des porteurs des actions échangeables de Harvest, comme il est décrit ci-après à la rubrique « Modification et approbation », prendre les mesures suivantes :

a) verser des dividendes sur les actions ordinaires ou sur les autres actions de rang inférieur aux actions ordinaires, à l'exception de dividendes en actions payables sous forme d'actions ordinaires ou d'autres actions de rang inférieur aux actions échangeables de Harvest;

b) racheter ou acheter des actions ordinaires de la Société ou d'autres actions de rang inférieur aux actions échangeables de Harvest ou effectuer une distribution de capital à l'égard de celles-ci;

c) racheter ou acheter d'autres actions de la Société de rang égal aux actions échangeables de Harvest en ce qui a trait au versement de dividendes ou à toute distribution en cas de liquidation;

d) émettre des actions, sauf des actions échangeables de Harvest ou des actions ordinaires, qui sont de rang supérieur aux actions échangeables de Harvest en ce qui a trait au versement de dividendes ou à toute distribution en cas de liquidation.

Les restrictions énoncées en a), b) et c) ci-dessus ne s'appliqueront pas si la totalité des dividendes qui ont été déclarés sur les actions échangeables de Harvest en circulation ont été versés en entier.

Liquidation ou insolvabilité de la Société

En cas de liquidation ou de dissolution de la Société ou de toute autre répartition projetée de l'actif de la Société entre ses actionnaires aux fins de la liquidation de ses affaires, le porteur d'actions échangeables de Harvest aura le droit, sous réserve des lois applicables, de recevoir de la Société, relativement à chacune de ces actions échangeables de Harvest, le nombre de parts correspondant au ratio d'échange en vigueur à la date d'effet de l'événement en question.

Au moment de la survenance d'un tel événement, la Fiducie et Harvest ExchangeCo Ltd. (« **ExchangeCo** ») bénéficieront chacune du droit dérogatoire d'acheter la totalité et non moins de la totalité des actions échangeables de Harvest alors en circulation (à l'exception des actions échangeables détenues par la Fiducie ou par une filiale de celle-ci) à un prix d'achat par action échangeable de Harvest devant être réglé au moyen de l'émission ou de la remise, selon le cas, du nombre de parts correspondant au ratio d'échange à ce moment-là et, au moment de l'exercice de ce droit, les porteurs des actions échangeables de Harvest en question seront tenus de vendre celles-ci à la Fiducie ou à ExchangeCo, selon le cas. Ce droit peut être exercé soit par la Fiducie, soit par ExchangeCo.

Droit d'échange automatique en cas de liquidation de la Fiducie

La convention de vote prévoit que, en cas de liquidation de la Fiducie, comme il est indiqué ci-après, ou si la Fiducie ou ExchangeCo n'exercent pas leurs droits d'achat, comme il est indiqué ci-après, la Fiducie ou ExchangeCo sera réputée avoir acheté la totalité des actions échangeables de Harvest en circulation et les porteurs d'actions échangeables de Harvest seront réputés avoir vendu leurs actions échangeables de Harvest immédiatement avant une telle liquidation de la Fiducie à un prix d'achat par action échangeable de Harvest devant être réglé au moyen de l'émission ou de la remise, selon le cas, du nombre de parts correspondant au ratio d'échange à ce moment-là. Le terme « liquidation de la Fiducie » désigne l'un ou l'autre des faits suivants :

a) la décision de la Fiducie d'entreprendre des procédures volontaires en vue de sa liquidation ou de sa dissolution ou de procéder à toute autre répartition de son actif entre les porteurs de parts aux fins de la liquidation de ses affaires;

b) le moment où la Fiducie est avisée qu'une réclamation, une poursuite, une requête ou toute autre procédure a été entreprise ou menace de l'être en vue de sa liquidation ou de sa dissolution involontaire ou d'une autre répartition de son actif entre les porteurs de parts aux fins de la liquidation de ses affaires, ou le moment où elle apprend d'une autre manière l'existence d'une telle réclamation, poursuite, requête ou autre procédure, selon la première éventualité, dans chacun des cas, la Fiducie ne l'ayant pas contesté de bonne foi dans les 30 jours après en avoir été mise au courant.

Rachat d'actions échangeables de Harvest au gré du porteur et droit d'achat en cas de rachat au gré du porteur

Sous réserve du droit d'achat en cas de rachat au gré du porteur de la Fiducie et de ExchangeCo décrit ci-après, le porteur d'actions échangeables de Harvest aura le droit à tout moment d'exiger que la Société rachète une partie ou la totalité des actions échangeables de Harvest qu'il détient en contrepartie d'un prix de rachat au gré du porteur (le « **prix de rachat au gré du porteur** ») par action échangeable de Harvest équivalant à la valeur du nombre de parts correspondant au ratio d'échange à la date de rachat au gré du porteur (la « **date de rachat au gré du porteur** »), devant être réglé au moyen de la remise du nombre de parts en question. Aucune fraction de part ne sera remise. Si le prix de rachat au gré du porteur payable comprend une fraction de part, il sera arrondi au nombre entier inférieur le plus près. Les porteurs des actions échangeables de Harvest peuvent demander le rachat de celles-ci en présentant à la Société ou à l'agent des transferts des actions échangeables de Harvest le ou les certificats représentant le nombre d'actions échangeables de Harvest qu'ils souhaitent faire racheter, ainsi qu'une demande de rachat au gré du porteur dûment signée et tous les autres documents requis, dans une mesure raisonnable, en vue du rachat des actions échangeables de Harvest. Sous réserve de la prolongation décrite ci-après, le rachat prendra effet à la date de rachat au gré du porteur, soit trois jours ouvrables après la date à laquelle la Société ou l'agent des transferts aura reçu la demande de rachat au gré du porteur.

Si un porteur demande à la Société de racheter ses actions échangeables de Harvest, la Fiducie et ExchangeCo bénéficieront d'un droit dérogatoire (le « **droit d'achat en cas de rachat au gré du porteur** ») d'acheter, à la date de rachat au gré du porteur, la totalité et non moins de la totalité des actions échangeables de Harvest dont le porteur a demandé le rachat à la Société à un prix d'achat par action échangeable de Harvest correspondant au prix de rachat au gré du porteur, devant être réglé au moyen de la remise du nombre de parts correspondant au ratio d'échange à ce moment-là. Au moment où un porteur d'actions échangeables de Harvest fait une demande de rachat au gré du porteur, la Société avisera sans délai la Fiducie et ExchangeCo. L'une de celles-ci doit ensuite indiquer à la Société dans les deux jours ouvrables si le droit d'achat en cas de rachat au gré du porteur sera exercé. Le porteur peut révoquer sa demande de rachat au gré du porteur à tout moment avant la fermeture des bureaux le jour ouvrable précédant la date de rachat au gré du porteur, auquel cas ses actions échangeables de Harvest ne seront ni achetées par la Fiducie ou ExchangeCo ni rachetées par la Société. Si le porteur ne révoque pas sa demande de rachat au gré du porteur, les actions échangeables de Harvest dont il a demandé le rachat à la Société seront, à la date de rachat au gré du porteur, achetées par la Fiducie ou ExchangeCo ou rachetées par la Société, selon le cas, dans chaque cas, à un prix d'achat par action échangeable de Harvest correspondant au prix de rachat au gré du porteur. De plus, le porteur d'actions échangeables de Harvest peut donner au fiduciaire l'instruction d'exercer le droit d'échange facultatif (le « **droit d'échange facultatif** ») en vue d'obliger la Fiducie ou ExchangeCo à acheter ses actions échangeables de Harvest si ni la Fiducie ni ExchangeCo n'a exercé le droit d'achat en cas de rachat au gré du porteur.

Le droit d'achat en cas de rachat au gré du porteur peut être exercé par la Fiducie ou par ExchangeCo. Si, en raison des dispositions en matière de solvabilité des lois applicables, la Société n'est pas autorisée à racheter la totalité des actions échangeables de Harvest déposées par un porteur qui en demande le rachat, elle ne rachètera que celles qu'il ne serait pas contraire à ces dispositions de racheter. Le porteur d'actions échangeables de Harvest n'ayant pas été rachetées par la Société sera réputé avoir exigé que la Fiducie achète les actions en question en échange de parts à la date de rachat au gré du porteur dans le cadre de l'exercice du droit d'échange facultatif.

Rachat d'actions échangeables de Harvest

Sous réserve des lois applicables et du droit d'achat en cas de rachat de la Fiducie et de ExchangeCo, la Société prendra les dispositions suivantes :

a) au cinquième anniversaire de la date d'effet de l'arrangement relatif à Storm (la « **date de rachat automatique** »), elle rachètera la totalité et non moins de la totalité des actions échangeables de Harvest alors en circulation en contrepartie du prix de rachat (ce rachat étant un « **rachat automatique** »);

b) à une date survenant après le deuxième anniversaire de la date d'effet (la « **date de rachat facultatif** »), elle pourra racheter la totalité et non moins de la totalité des actions échangeables de Harvest alors en circulation (ce rachat étant un « **rachat facultatif** »);

c) à quelque date que ce soit où le nombre global d'actions échangeables de Harvest émises et en circulation est inférieur à 500 000 (cette date étant la « **date de rachat du nombre minimal** »), elle pourra racheter la totalité et non moins de la totalité des actions échangeables de Harvest alors en circulation en contrepartie du prix de rachat (ce rachat étant un « **rachat du nombre minimal** »);

d) à une date survenant dans les 90 premiers jours d'une année civile commençant après 2005 (cette date de rachat étant la « **date de rachat annuel** »), elle pourra racheter des actions échangeables de Harvest jusqu'à concurrence de 20 % du nombre d'actions échangeables de Harvest en circulation à la date d'effet (ce rachat étant un « **rachat annuel** »).

La Société avisera par écrit, au moins 90 jours avant une date de rachat automatique, date de rachat facultatif, date de rachat du nombre minimal ou date de rachat annuel (collectivement, la « **date de rachat** »), les porteurs inscrits des actions échangeables de Harvest du fait qu'elle prévoit racheter de telles actions.

La Fiducie et ExchangeCo bénéficieront du droit (le « **droit d'achat en cas de rachat** »), même si la Société projette de racheter les actions échangeables de Harvest à la date de rachat applicable, conformément aux dispositions des actions échangeables de Harvest, d'acheter à une date de rachat la totalité et non moins de la totalité des actions échangeables de Harvest alors en circulation (à l'exception des actions échangeables de Harvest détenues par la Fiducie ou par ses filiales) en contrepartie

du prix de rachat par action échangeable de Harvest et, au moment de l'exercice du droit d'achat en cas de rachat, les porteurs de la totalité des actions échangeables de Harvest alors en circulation seront tenus de vendre la totalité de ces actions à la Fiducie ou à ExchangeCo, selon le cas. Si la Fiducie ou ExchangeCo exerce le droit d'achat en cas de rachat, le droit de la Société de racheter les actions échangeables de Harvest à la date de rachat applicable s'éteindra. Le droit d'achat en cas de rachat peut être exercé par la Fiducie ou par ExchangeCo.

Droits de vote

Sauf si les lois applicables l'exigent, les porteurs des actions échangeables de Harvest n'ont pas le droit, à ce titre, d'être convoqués, d'assister ou de voter aux assemblées des actionnaires de la Société. Les porteurs d'actions échangeables de Harvest ont le droit d'être convoqués aux assemblées de la Fiducie et le droit d'y voter qui sont prévus dans la convention de vote.

Modification et approbation

Les droits, les restrictions, les conditions et les privilèges rattachés aux actions échangeables de Harvest peuvent être modifiés uniquement avec l'approbation des porteurs de ces actions. Une telle approbation ou tout autre consentement ou approbation devant être donné par les porteurs des actions échangeables de Harvest sera considéré comme valide s'il est donné conformément aux lois applicables et sous réserve d'une exigence minimale selon laquelle cette approbation ou ce consentement doit être attesté par une résolution adoptée par au moins les deux tiers des voix exprimées à cet égard (sauf pour ce qui est des actions dont la Fiducie ou l'une ou l'autre de ses filiales ou l'un ou l'autre des autres membres de son groupe sont propriétaires véritables) à une assemblée des porteurs des actions échangeables de Harvest dûment convoquée et tenue à laquelle les porteurs d'au moins 10 % des actions échangeables de Harvest alors en circulation assistent ou sont représentés par procuration. Si le quorum n'est pas atteint à une telle assemblée une demi-heure après le moment où elle devait commencer, l'assemblée sera ajournée à l'endroit et au moment (au moins 10 jours plus tard) fixés à l'assemblée initiale et les porteurs d'actions échangeables de Harvest présents ou représentés par procuration à la reprise de l'assemblée constitueront le quorum et pourront y traiter des questions à l'égard desquelles l'assemblée avait été convoquée à l'origine. À la reprise de l'assemblée, une résolution adoptée par au moins les deux tiers des voix exprimées à cet égard (sauf pour ce qui est des actions dont la Fiducie ou l'une ou l'autre de ses filiales ou l'un ou l'autre des autres membres de son groupe sont propriétaires véritables) constituera l'approbation ou le consentement des porteurs des actions échangeables de Harvest.

COUVERTURE DES INTÉRÊTS

La couverture des intérêts qui suit a été calculée sur une base consolidée pour les périodes de douze mois terminées le 31 décembre 2003 et le 31 mars 2004, et elle est fondée sur des renseignements financiers vérifiés dans le cas de la période terminée le 31 décembre 2003, et sur des renseignements financiers non vérifiés dans le cas de la période terminée le 31 mars 2004. Conformément aux principes comptables généralement reconnus du Canada, les débentures seront incluses dans le capital des porteurs de parts, et les intérêts versés sur les débentures seront imputés aux bénéfices non répartis à titre de distributions aux porteurs de parts.

Le bénéfice de la Fiducie avant les intérêts et la charge d'impôts sur les bénéfices pour l'exercice terminé le 31 décembre 2003 et pour la période de douze mois terminée le 31 mars 2004 s'est établi respectivement à 11,7 millions de dollars et à 11,6 millions de dollars. Les intérêts débiteurs pro forma pour l'exercice terminé le 31 décembre 2003 et pour la période de douze mois terminée le 31 mars 2004 se sont établis respectivement à 23,4 millions de dollars et à 22,7 millions de dollars, ce qui correspond à un ratio respectivement de 0,5 et de 0,4 fois.

Compte tenu de l'émission des débentures, de l'arrangement relatif à Storm et de l'acquisition, le bénéfice pro forma de la Fiducie avant les intérêts et la charge d'impôt sur les bénéfices pour l'exercice terminé le 31 décembre 2003 et pour la période de douze mois terminée le 31 mars 2004 s'établirait respectivement à 136,4 millions de dollars et à 120,1 millions de dollars. Compte tenu du traitement réservé à la composante capitaux propres des débentures, les intérêts débiteurs pro forma pour l'exercice terminé le 31 décembre 2003 et pour la période de douze mois terminée le 31 mars 2004 se sont élevés respectivement à 23,4 millions de dollars et à 22,7 millions de dollars, ce qui correspond à un ratio respectivement de 5,8 et de 5,3 fois.

Si les débentures, les billets de financement provisoire remboursables en capitaux propres et les débentures 9 % de la Fiducie qui ont été émises antérieurement avaient été incluses dans la dette à long terme, la couverture des intérêts pro forma, compte tenu de l'arrangement relatif à Storm et de l'acquisition, aurait été de 4,0 fois pour l'exercice terminé le

31 décembre 2003 et de 3,7 fois pour la période de douze mois terminée le 31 mars 2004, en fonction d'intérêts débiteurs pro forma respectivement de37,5 millions de dollars et de36,8 millions de dollars.

Il y a également lieu de se reporter à la rubrique « Facteurs de risques – Modifications futures de normes comptables applicables aux débentures convertibles ».

STRUCTURE DU CAPITAL CONSOLIDÉ DE LA FIDUCIE

Le tableau qui suit présente la structure du capital consolidé de la Fiducie au 31 décembre 2003 et au 31 mars 2004, compte non tenu et compte tenu du placement, de l'arrangement relatif à Storm et de l'acquisition.

Désignation (autorisé)	Au 31 décembre 2003	Au 31 mars 2004 compte non tenu du placement, de l'arrangement relatif à Storm et de l'acquisition	Au 31 mars 2004 compte tenu du placement, de l'arrangement relatif à Storm et de l'acquisition[7] [8]
	(en milliers de dollars, sauf le nombre de parts, d'actions et de votes)		
Dette bancaire	63 349	35 611	418 389
(440 millions de dollars)[2]			
Billets de financement provisoire remboursables en capitaux propres			
(50 millions de dollars)	25 000	–	10 110
Capital des porteurs de parts			
Débentures	–	–	95 500
(100 millions de dollars)			
Débentures, 9 %[3]	–	56 374	56 374
(60 millions de dollars)			
Parts[4]	117 407	119 527	325 654
(illimité)	(17 109 006 parts)	(17 281 528 parts)	(32 169 365 parts)
Actions échangeables de Harvest[5]	–	–	8 871
(illimité)			(600 587 actions)
Parts spéciales avec droit de vote[6]	–	–	néant
(illimité)			(1 part; 600 587 votes)

Notes

(1) La Société dispose de facilités de crédit (les « **facilités de crédit existantes** ») auprès d'un consortium bancaire, lesquelles se composent d'une facilité de crédit renouvelable de 160 millions de dollars qui reflète les propriétés acquises aux terme de l'arrangement relatif à Storm. Les facilités de crédit existantes portent intérêt au taux préférentiel du prêteur ou des acceptations bancaires majoré de la marge applicable, en fonction du ratio emprunts/flux de trésorerie. Les facilités de crédit existantes sont garanties par une débenture à charge fixe et flottante d'un montant en capital de 250 millions de dollars grevant la quasi-totalité des actifs de la Fiducie. La Société a obtenu des facilités de crédits de remplacement engagées (les « **nouvelles facilités de crédit** ») d'un montant global de 440 millions de dollars, dont elle pourra disposer à la clôture de l'acquisition. Les nouvelles facilités de crédit comprennent une facilité de crédit renouvelable de 400 millions de dollars et une facilité d'emprunt provisoire de 40 millions de dollars. Les nouvelles facilités de crédit porteront intérêt au taux préférentiel du prêteur ou au taux des acceptations bancaires majoré de la marge applicable, en fonction du ratio emprunts/flux de trésorerie. Les nouvelles facilités de crédit seront garanties par une débenture à charge fixe et flottante d'un montant en capital de 750 millions de dollars grevant la quasi-totalité des actifs de la Fiducie. La facilité d'emprunt provisoire sera remboursable sur 9 mois à compter de sa date d'émission et elle porte intérêt à des taux croissants au cours de la période où elle est en vigueur.

(2) Il y a lieu de se reporter à la note 10 afférente aux états financiers consolidés vérifiés de la Fiducie qui sont intégrés par renvoi aux présentes. Les billets de financement provisoire remboursables en capitaux propres ont été modifiés tel qu'il est indiqué dans la définition des « Billets de financement provisoire remboursables en capitaux propres » paraissant à la rubrique « Principales abréviations et définitions ».

(3) Le 29 janvier 2004, la Fiducie a émis 60 000 débentures 9 %, au prix de 1 000 $ la débenture. Le 15 mars 2004, 1 000 débentures 9 % ont été converties en parts, au gré de leur porteur. Les débentures 9 % portent intérêt au taux annuel de 9 %, les intérêts étant payables semestriellement le 31 mai et le 30 novembre de chaque année. Les débentures 9 % sont remboursables par la Fiducie au prix de 1 050 $ la débenture après le 31 mai 2007 mais au plus tard le 31 mai 2008, et au prix de 1 025 $ la débenture après le 31 mai 2008 mais avant la date

d'échéance du 31 mai 2009, dans les deux cas, avec les intérêts courus et non versés. Les débentures 9 % sont convertibles en parts, au gré de leur porteur, en tout temps avant l'échéance, au prix de conversion de 14,00 $ la part. La Fiducie peut choisir, à l'occasion, de s'acquitter de son obligation de verser les intérêts sur les débentures 9 %, en remettant un nombre suffisant de parts au fiduciaire des débentures 9 % pour qu'elles soient vendues afin d'acquitter le versement au comptant des intérêts aux porteurs. La Fiducie peut également s'acquitter de son obligation de rembourser le capital exigible, au moment du remboursement ou de l'échéance, en émettant des parts au prix réputé de 95 % du cours moyen pondéré des parts avant la date du remboursement ou la date d'échéance.

(4) En outre, le 31 mars 2004, 1 063 725 parts ont été réservées en vue de leur émission à l'exercice des droits visant l'achat de parts aux termes du régime incitatif d'achat de parts de la Fiducie.

(5) Il y a lieu de se reporter à la rubrique « Parts échangeables » pour obtenir une description des parts échangeables de Harvest.

(6) Il y a lieu de se reporter à la rubrique « Description des parts – parts spéciales avec droit de vote » pour obtenir une description des parts spéciales avec droit de vote.

(7) En fonction de l'émission de 8 000 000 de reçus de souscription (et de l'émission afférente de 8 000 000 de parts) et de débentures d'un montant en capital de 80 000 000 $, pour un produit brut totalisant 195 200 000 $, diminué des honoraires des preneurs fermes de 8 960 000 $ et des frais du placement estimés à 1 000 000 $, cette émission devant rapporter un produit net estimatif de 185 240 000 $. À cette fin, il a été présumé que les preneurs fermes exercent leur option en totalité et que 4 167 000 reçus de souscription supplémentaires (et l'émission afférente de 4 167 000 parts) et que des débentures d'un montant en capital de 20 000 000 $ sont émis, pour un produit brut totalisant 275 200 000 $ et un produit net de 261 440 000 $, déduction faite des honoraires des preneurs fermes de 12 760 000 $ et des frais de l'émission.

(8) Tient également compte de l'émission de 2 720 837 parts, de 600 587 parts échangeables de Harvest, d'une augmentation de 107,3 millions de dollars de la dette bancaire le 30 juin 2004 aux termes de l'arrangement relatif à Storm (il y a lieu de se reporter à la rubrique intitulée « Événements récents – Arrangement relatif à Storm ») ainsi qu'aux avances consenties aux termes des billets de financement provisoire remboursables en capitaux propres dans le cadre de l'arrangement relatif à Storm et de l'acquisition.

(9) Au 31 mars 2004, les bénéfices non répartis de la Fiducie s'élevaient à 17,3 millions de dollars, et les distributions cumulées aux porteurs de parts s'élevaient à 42,9 millions de dollars.

VARIATION DU COURS ET VOLUME DE NÉGOCIATION DES PARTS

Les parts en circulation sont inscrites à la cote de la TSX sous le symbole « HTE.UN ». Le tableau suivant présente les cours de clôture extrêmes et le volume de négociation des parts, selon les données affichées par la TSX pendant les périodes indiquées :

Période	Haut (en dollars)	Bas (en dollars)	Volume (en milliers)
2003			
Premier trimestre	11,75 $	9,45 $	891 879
Deuxième trimestre	10,50 $	9,55 $	1 795 326
Troisième trimestre	12,75 $	9,82 $	1 883 552
Quatrième trimestre	14,20 $	11,97 $	2 925 275
2004			
Janvier	14,40 $	12,65 $	1 091 793
Février	13,99 $	12,15 $	1 061 991
Mars	15,18 $	13,60 $	1 316 461
Avril	15,49 $	14,55 $	1 397 530
Mai	15,45 $	14,60 $	1 862 143
Juin	15,07 $	13,80 $	959 139
Juillet (jusqu'au 16)	15,79 $	14,75 $	1 954 192

Le 14 juillet 2004, soit le jour de bourse précédant l'annonce du présent placement au public, le cours de clôture des parts s'est établi à 14,85 $ à la TSX. Le 16 juillet 2004, il s'y est établi à 15,62 $.

DISTRIBUTIONS EN ESPÈCES

Le tableau suivant présente le montant des distributions en espèces mensuelles par part versées par la Fiducie depuis décembre 2002.

	Distribution par part(1)
2002	
Décembre	0,20 $
2003	
Janvier	0,20 $
Février	0,20 $
Mars	0,20 $
Avril	0,20 $
Mai	0,20 $
Juin	0,20 $
Juillet	0,20 $
Août	0,20 $
Septembre	0,20 $
Octobre	0,20 $
Novembre	0,20 $
Décembre	0,20 $
2004	
Janvier	0,20 $
Février	0,20 $
Mars	0,20 $
Avril	0,20 $
Mai	0,20 $
Juin	0,20 $

Notes

(1) Les données mensuelles renvoient au mois au cours duquel la date de clôture des registres relative à la distribution pertinente survient, la distribution étant versée le mois suivant.

(2) La Fiducie a annoncé le 14 juillet 2004 que la prochaine distribution mensuelle d'espèces distribuables, de 0,20 $ par part, serait versée le 16 août 2004 aux porteurs de parts inscrits le 30 juillet 2004.

La Fiducie verse des distributions en espèces le 15e jour de chaque mois (ou le jour ouvrable suivant) aux porteurs de parts inscrits à la date de clôture des registres précédente.

Par conséquent, si la clôture de l'acquisition survient au plus tard le 1er septembre 2004, comme il est envisagé actuellement, les porteurs de reçus de souscription deviendront des porteurs de parts au plus tard le 30 septembre 2004 et auront droit, à ce titre, s'ils détiennent, le 30 septembre 2004, les parts qu'ils auront reçues aux termes des reçus de souscription, à la distribution mensuelle qui devrait être versée le 15 octobre 2004 aux porteurs de parts inscrits le 30 septembre 2004.

EMPLOI DU PRODUIT

Le produit net que la Fiducie tirera de la vente des reçus de souscription et des débentures qui font l'objet des présentes est estimé à 185,24 M$, déduction faite de la rémunération de 8,96 M$ payable aux preneurs fermes et des frais d'émission estimés à 1,0 M$. Si l'option des preneurs fermes est levée intégralement, le produit net tiré de la vente des reçus de souscription et des débentures qui font l'objet des présentes est estimé à 261,44 M$, en présumant qu'une tranche de 60 M$ de l'option des preneurs fermes est levée en contrepartie de reçus de souscription et qu'une tranche de 20 M$ de l'option des preneurs fermes est levée en contrepartie de débentures, déduction faite de la rémunération de 12,76 M$ payable aux preneurs fermes et des frais estimatifs liés à l'émission de 1,0 M$. Voir « Mode de placement ». La Fiducie affectera le produit net tiré du présent placement

au règlement d'une partie du prix d'achat dans le cadre de l'acquisition. Voir « Liens entre la Fiducie, la Société et certains des preneurs fermes ».

Si la clôture de l'acquisition n'a pas lieu, la Fiducie pourra rembourser les débentures, à la condition qu'après un tel remboursement, au plus 40 000 débentures soient en circulation, donnant lieu à un produit net de 35,5 M$, déduction faite de la rémunération de 4,0 M$ payable aux preneurs fermes et des frais du présent placement estimés à 0,5 M$. Ce produit net sera affecté au remboursement d'autres dettes impayées ainsi qu'aux fins générales de l'entreprise.

DESCRIPTION DES PLACEMENTS

Reçus de souscription

Le présent résumé décrit les caractéristiques importantes des reçus de souscription. Il ne se veut pas complet et est présenté sous réserve du texte intégral de la convention relative aux reçus de souscription.

Les reçus de souscription seront émis à la clôture du présent placement conformément à la convention relative aux reçus de souscription. Les fonds entiercés seront remis à l'agent d'entiercement, qui les détiendra et les investira dans des obligations à court terme émises ou garanties par le gouvernement du Canada (et dans d'autres placements approuvés) jusqu'à la clôture de l'acquisition. Si la clôture de l'acquisition survient d'ici 17 h (heure de Calgary) le 30 septembre 2004, les fonds entiercés et l'intérêt réalisé sur ceux-ci seront remis à la Fiducie et les parts seront émises aux porteurs de reçus de souscription qui recevront, sans avoir à verser de contrepartie supplémentaire ou à prendre d'autres mesures, une part par reçu de souscription qu'ils détiennent.

Au moment de la clôture de l'acquisition, la Fiducie signera et remettra à l'agent d'entiercement un avis de celle-ci et émettra et remettra les parts à l'agent d'entiercement. Simultanément à la remise de cet avis, la Fiducie publiera un communiqué de presse indiquant que les parts ont été émises.

Si la clôture de l'acquisition ne survient pas d'ici 17 h (heure de Calgary) le 30 septembre 2004, que l'acquisition prend fin auparavant ou que la Fiducie a avisé les preneurs fermes ou annoncé publiquement qu'elle n'avait pas l'intention de donner suite à l'acquisition (dans tous les cas, l'« **heure de résiliation** »), les porteurs de reçus de souscription auront le droit de recevoir une somme correspondant au prix de souscription intégral de ceux-ci ainsi que leur quote-part dans l'intérêt sur cette somme. Les fonds entiercés seront affectés au versement de cette somme. L'émission d'un chèque en paiement du prix de souscription des reçus de souscription nécessitera la remise des certificats représentant ces reçus de souscription au bureau principal de l'agent d'entiercement à Calgary, en Alberta. Si des certificats représentant les reçus de souscription n'ont pas été remis un an après l'heure de résiliation, l'agent d'entiercement postera les chèques auxquels les porteurs ont droit à la dernière adresse inscrite de ceux-ci.

Si la clôture de l'acquisition survient avant l'heure de résiliation et que les porteurs de reçus de souscription obtiennent ainsi le droit de recevoir des parts conformément à la convention relative aux reçus de souscription, ceux-ci auront le droit de recevoir une somme, par reçu de souscription, correspondant au montant par part des distributions en espèces pour lesquelles les dates de clôture des registres sont survenues au cours de la période allant de la date de clôture du présent placement à la date précédant la date d'émission des parts aux termes des reçus de souscription. La totalité ou une partie de cette somme sera réglée si l'agent d'entiercement verse aux porteurs de reçus de souscription l'intérêt réalisé sur les fonds entiercés. La différence, s'il y a lieu, entre l'intérêt réalisé sur les fonds entiercés et la distribution qui aurait été payable sur les parts sera versée par la Fiducie. Si les porteurs de reçus de souscription obtiennent le droit de recevoir des parts, l'agent d'entiercement et la Fiducie verseront ces sommes aux porteurs au moment où les parts seront émises ou à la date de versement de la distribution en question aux porteurs de parts, selon la dernière éventualité. Il est entendu que si la clôture de l'acquisition survient à une date qui constitue une date de clôture des registres aux fins d'une distribution de parts, les porteurs de reçus de souscription n'auront pas le droit, à ce titre, de toucher la distribution en question, mais seront plutôt réputés être des porteurs de parts à cette date et auront droit, à titre de porteurs de parts, à la distribution mensuelle en question.

En outre, si la clôture de l'acquisition survient au plus tard le 1er septembre 2004, comme il est envisagé actuellement, les porteurs de reçus de souscription deviendront des porteurs de parts au plus tard le 30 septembre 2004 et auront droit, à ce titre, s'ils détiennent, le 30 septembre 2004, les parts qu'ils auront reçues aux termes des reçus de souscription, à la distribution mensuelle qui devrait être versée le 15 octobre 2004 aux porteurs de parts inscrits le 30 septembre 2004.

Conformément à la convention relative aux reçus de souscription, les acquéreurs initiaux de reçus de souscription aux termes du placement auront, après que des parts leur auront été émises en échange des reçus de souscription, un droit à la nullité contractuel leur permettant de recevoir la somme versée en contrepartie des reçus de souscription si le présent prospectus simplifié (y compris les documents qui y sont intégrés par renvoi) ou toute modification contient une information fausse ou trompeuse ou ne leur est pas remis; toutefois, ce recours en nullité doit être exercé dans les 180 jours suivant la clôture du présent placement.

Les porteurs de reçus de souscription ne sont pas des porteurs de parts. Les porteurs de reçus de souscription ont seulement le droit de recevoir des parts au moment où ils remettent leurs reçus de souscription à l'agent d'entiercement ou le droit que leur soient rendus le prix de souscription des reçus de souscription et toute somme tenant lieu d'intérêt ou de distribution, s'il y a lieu, comme il est décrit ci-dessus.

Débentures

Le placement de débentures est constitué de 80 000 débentures au prix de 1 000 $ chacune. Le résumé qui suit décrit les caractéristiques importantes des débentures. Il ne se veut pas complet et est présenté sous réserve du texte intégral de l'acte dont il est question ci-après.

Dispositions générales

Les débentures seront émises conformément à l'acte. Le capital global des débentures dont l'émission est autorisée dans le cadre du présent placement se limitera à 160 000 000 $. Toutefois, la Fiducie peut, à l'occasion, sans le consentement des porteurs de débentures, mais sous réserve des limites décrites dans les présentes, émettre des débentures additionnelles de la même série ou d'une série différente aux termes de l'acte, en plus de celles qui font l'objet des présentes. Les débentures ne pourront être émises qu'en coupures de 1 000 $ et de multiples de cette somme.

Si la clôture de l'acquisition n'a pas lieu avant l'heure de résiliation, les porteurs de débentures auront le droit, pendant la période de 10 jours ouvrables suivant l'heure de résiliation, d'exiger que la Fiducie rembourse la totalité des débentures au prix de 1 000 $ chacune, majoré de l'intérêt couru et impayé, s'il y a lieu. En outre, pendant la période de 10 jours ouvrables suivant l'expiration du droit des porteurs de remettre ou de faire remettre à la Fiducie un avis écrit exigeant que celle-ci rembourse les débentures, celle-ci peut rembourser les débentures au prorata, au prix de 1 000 $ en espèces chacune, majoré de l'intérêt couru et impayé, s'il y a lieu, dans la mesure où, après ce remboursement (le « **remboursement anticipé** »), au plus 40 000 débentures sont en circulation.

Les débentures porteront intérêt à compter de la date d'émission au taux annuel de 8 %, qui sera payable semestriellement à terme échu le 31 mars et le 30 septembre de chaque année, à compter du 31 mars 2005. Le premier versement d'intérêt comprendra l'intérêt couru de la clôture du présent placement au 31 mars 2005. Les débentures viennent à échéance le 30 septembre 2009.

Le capital des débentures sera payable en monnaie légale du Canada ou, au gré de la Fiducie et sous réserve de l'approbation des organismes de réglementation compétents, sous forme de parts, tel qu'il est décrit plus amplement aux rubriques « Paiement au moment du remboursement ou à l'échéance » et « Remboursement et achat ». L'intérêt sur les débentures sera payable en monnaie légale du Canada et, au gré de la Fiducie et sous réserve de l'approbation des organismes de réglementation compétents, conformément au choix de versement de l'intérêt sous forme de parts, tel qu'il est décrit à la rubrique « Option de versement de l'intérêt ».

Les débentures constitueront des obligations directes de la Fiducie, ne seront pas garanties par une hypothèque, un nantissement ou une autre charge et seront subordonnées aux autres dettes de la Fiducie, tel qu'il est indiqué ci-après à la rubrique « Subordination ». L'acte n'empêchera pas la Fiducie de contracter d'autres emprunts ni d'hypothéquer, de nantir ou de grever ses biens afin de garantir une dette. Les débentures seront de rang égal aux débentures à 9 %.

Privilège de conversion

Les débentures seront convertibles au gré du porteur en parts entièrement libérées et non susceptibles d'appels subséquents à tout moment avant 17 h (heure de Calgary) à la date d'échéance ou le jour ouvrable précédant la date fixée par la Fiducie aux fins du remboursement des débentures, selon la première de ces éventualités, au prix de conversion de 16,25 $ par part (le « **prix de conversion** »), soit un taux de conversion de 61,538462 parts par tranche de 1 000 $ du capital des débentures. Aucun rajustement ne sera fait pour tenir compte des distributions sur les parts pouvant être émises au moment de la conversion des débentures remises à des fins de conversion ou de l'intérêt couru sur celles-ci; toutefois, les porteurs qui convertissent leurs débentures recevront tout l'intérêt couru et impayé sur celles-ci.

Sous réserve des dispositions qui y sont énoncées, l'acte prévoira également le rajustement du prix de conversion dans certains cas, notamment a) le fractionnement ou le regroupement des parts en circulation, b) la distribution de parts aux porteurs de parts au moyen d'un placement ou autrement, à l'exception d'une émission de titres aux porteurs de parts ayant choisi de recevoir les distributions sous forme de titres de la Fiducie au lieu de distributions en espèces versées dans le cours normal des affaires, c) l'émission aux porteurs de parts d'options, de droits ou de bons de souscription leur donnant le droit d'acquérir des parts ou d'autres titres convertibles en parts à moins de 95 % du cours du marché en vigueur à ce moment-là (au sens donné à ce terme ci-après à la rubrique « Paiement au moment du remboursement ou à l'échéance ») des parts et d) la distribution à la totalité des porteurs de parts de titres ou d'éléments d'actif (autres que des distributions en espèces et des distributions équivalentes sous forme de titres versées au lieu de distributions en espèces dans le cours normal des affaires). Il n'y aura aucun rajustement du prix de conversion à l'égard de l'un ou l'autre des événements décrits en b), c) ou d) ci-dessus si les porteurs des débentures sont autorisés à participer comme s'ils avaient converti leurs débentures avant la date de clôture des registres ou la date d'effet applicable. La Fiducie ne sera pas tenue de rajuster le prix de conversion, à moins que l'effet cumulatif de ces rajustements ne modifie le prix de conversion d'au moins 1 %.

En cas de reclassement des parts ou de restructuration du capital (à l'exception d'une modification découlant d'un regroupement ou d'un fractionnement), ou si la Fiducie fait l'objet d'un regroupement ou d'une fusion avec une autre entreprise, si ses biens et son actif sont vendus ou transférés en totalité ou en quasi-totalité à une autre entreprise, ou si elle est liquidée ou dissoute, les modalités du privilège de conversion seront rajustées de sorte que chaque porteur de débentures pourra, après une telle opération, obtenir le nombre de parts ou d'autres titres ou biens qu'il aurait eu le droit de recevoir si, à la date d'effet de l'opération, il avait été le porteur du nombre de parts en lesquelles ses débentures étaient convertibles avant cette date d'effet.

Aucune fraction de part ne sera émise au moment de la conversion des débentures; la Fiducie réglera plutôt cette fraction au moyen d'une somme en espèces correspondant au cours du marché en vigueur de la fraction en question.

Remboursement et achat

Sauf pour ce qui est du remboursement anticipé, les débentures ne pourront être remboursées qu'après le 30 septembre 2007. Après cette date et avant l'échéance, elles seront remboursables, en totalité ou en partie, au gré de la Fiducie, moyennant un préavis d'au moins 40 jours et d'au plus 60 jours, au prix de remboursement de 1 050 $ chacune après le 30 septembre 2007 jusqu'au 30 septembre 2008, inclusivement, et de 1 025 $ chacune après le 30 septembre 2008 et avant l'échéance (chacun d'entre eux, un « **prix de remboursement** »), dans chaque cas, plus l'intérêt couru et impayé, le cas échéant.

Si les débentures ne sont pas remboursées en totalité, le fiduciaire des débentures choisira les débentures à rembourser de façon proportionnelle ou de toute autre façon qu'il jugera équitable, sous réserve du consentement de la TSX.

La Fiducie aura le droit d'acheter des débentures sur le marché, au moyen d'une offre d'achat ou de gré à gré.

Paiement au moment du remboursement ou à l'échéance

Au moment du remboursement ou à l'échéance, la Fiducie remboursera la dette représentée par les débentures en versant au fiduciaire des débentures, en monnaie légale du Canada, une somme correspondant au prix de remboursement global des débentures en circulation devant être remboursées ou au capital des débentures en circulation qui sont parvenues à échéance, selon le cas, ainsi que l'intérêt couru et impayé. La Fiducie pourra, à son gré, au moyen d'un préavis d'au plus 60 jours et d'au moins 40 jours et sous réserve de l'approbation des organismes de réglementation compétents, choisir de remplir son obligation de payer le prix de remboursement des débentures devant être remboursées ou le capital des débentures qui sont parvenues à

échéance, selon le cas, en émettant des parts aux porteurs des débentures. L'intérêt couru et impayé sera versé en espèces. Le nombre de parts devant être émises sera établi en divisant le prix de remboursement global des débentures en circulation devant être remboursées ou le capital des débentures en circulation qui sont parvenues à échéance, selon le cas, par 95 % du cours du marché en vigueur des parts à la date fixée pour le remboursement ou à la date d'échéance, selon le cas. Aucune fraction de part ne sera émise aux porteurs de débentures au moment du remboursement ou à l'échéance; la Fiducie réglera plutôt cette fraction de part au moyen d'une somme en espèces correspondant au cours du marché en vigueur de la fraction en question.

Le terme « cours du marché en vigueur » désignera, dans l'acte, le cours moyen pondéré des parts à la TSX pendant la période de 20 jours de bourse consécutifs se terminant le cinquième jour de bourse précédant la date fixée pour le remboursement ou la date d'échéance, selon le cas.

Subordination

Le remboursement du capital des débentures et le versement de l'intérêt sur celles-ci seront subordonnés, en droit de paiement, comme il est indiqué dans l'acte, au remboursement intégral préalable de la dette de premier rang de la Fiducie et des comptes fournisseurs de la Fiducie. La « dette de premier rang » de la Fiducie sera définie dans l'acte comme désignant le capital et la prime, s'il y a lieu, ainsi que l'intérêt et les autres sommes se rapportant à toutes les dettes de la Fiducie (qu'elles soient impayées à la date de l'acte ou contractées par la suite), autres que les dettes attestées par les débentures qui font l'objet des présentes et toutes les autres débentures existantes et futures ou d'autres titres d'emprunt de la Fiducie qui, selon les modalités du document les créant ou les attestant, sont indiqués comme étant de rang égal ou inférieur aux débentures qui font l'objet des présentes en ce qui concerne le droit de paiement.

L'acte prévoit qu'en cas de procédures d'insolvabilité ou de faillite, ou de mise sous séquestre, de liquidation, de réorganisation ou de toute autre procédure similaire relative à la Fiducie, à ses biens ou à son actif, en cas de procédure en vue de la liquidation ou de la dissolution volontaire de la Fiducie, entraînant ou non son insolvabilité ou sa faillite, ou l'ordonnancement de l'actif et du passif de la Fiducie, les porteurs de la dette de premier rang, y compris les comptes fournisseurs, seront payés en entier avant que les porteurs de débentures puissent recevoir un versement ou une distribution de quelque nature que ce soit, en espèces, en biens ou en titres, qui pourrait être fait dans l'un ou l'autre de ces cas relativement aux débentures ou à l'intérêt couru et impayé sur celles-ci. L'acte prévoit également que la Fiducie ne fera aucun paiement et que les porteurs de débentures n'auront pas le droit d'exiger ou de recevoir un versement ou un avantage ni d'intenter des poursuites à cette fin (notamment par voie de compensation, de regroupement de comptes ou de réalisation d'une sûreté ou autrement, de quelque manière que ce soit) en raison de la dette représentée par les débentures a) d'une manière qui ne serait pas conforme aux modalités (telles qu'elles existent à la date d'émission) des débentures ou b) à un moment où un cas de défaut est survenu aux termes de la dette de premier rang et persiste, et où l'avis d'un tel cas de défaut a été donné à la Fiducie par les porteurs de la dette de premier rang ou pour leur compte, sauf si la dette de premier rang a été remboursée en entier. Aucun porteur de débentures n'a le droit de prendre une mesure ou d'intenter une poursuite en vue de faire valoir ses droits sur les débentures d'une manière qui ne serait pas conforme aux modalités de l'acte.

Les débentures seront aussi subordonnées aux droits des créanciers des filiales de la Fiducie, sauf dans la mesure où cette dernière est un créancier de ces filiales ayant un rang au moins égal à celui de ces autres créanciers. Plus particulièrement, les débentures seront subordonnées, en droit de paiement, au remboursement intégral préalable de la dette aux termes des facilités de crédit actuelles et des nouvelles facilités de crédit.

Priorité par rapport aux distributions de la Fiducie

L'acte de fiducie prévoit que certains frais de la Fiducie doivent être déduits dans le calcul de la somme devant être distribuée aux porteurs de parts. Par conséquent, les fonds nécessaires au versement de l'intérêt sur les débentures, de même que la somme à verser au moment du remboursement ou à l'échéance des débentures ou dans l'éventualité d'un cas de défaut (au sens donné à ce terme ci-après), seront déduits des sommes qui seraient par ailleurs payables aux porteurs de parts à titre de distributions et seront retenus sur ces sommes.

Changement de contrôle de la Fiducie

Dans un délai de 30 jours suivant un changement de contrôle de la Fiducie comportant l'acquisition du contrôle des droits de vote rattachés à 66 2/3 % et plus des parts (un « **changement de contrôle** »), la Fiducie sera tenue de faire une offre écrite visant l'achat de toutes les débentures alors en circulation (l'« **offre visant les débentures** ») à un prix correspondant à 101 % du capital de celles-ci, majoré de l'intérêt couru et impayé (le « **prix de l'offre visant les débentures** »).

L'acte contient des dispositions relatives à l'avis et au rachat qui exigent que la Fiducie avise par écrit le fiduciaire des débentures qu'un changement de contrôle est survenu, dans un délai de 30 jours de ce changement, et qu'une offre visant les débentures a été faite. Le fiduciaire des débentures postera ensuite sans délai à chaque porteur de débentures un avis du changement de contrôle ainsi qu'un exemplaire de l'offre visant les débentures en circulation.

Si des débentures représentant 90 % et plus du capital global des débentures en circulation à la date à laquelle l'avis de changement de contrôle a été donné ont été déposées auprès de la Fiducie en réponse à l'offre visant les débentures, la Fiducie aura le droit et l'obligation de rembourser la totalité des débentures restantes au prix de l'offre visant les débentures. L'avis d'un tel remboursement doit être donné par la Fiducie au fiduciaire des débentures dans un délai de 10 jours suivant l'expiration de l'offre visant les débentures, et celui-ci doit donner un tel avis dès que possible par la suite aux porteurs des débentures qui n'ont pas été déposées en réponse à l'offre visant les débentures.

Option de versement de l'intérêt

La Fiducie peut choisir de remplir son obligation de verser la totalité ou une partie de l'intérêt sur les débentures (l'« **obligation relative à l'intérêt** ») à la date à laquelle l'intérêt est payable aux termes de l'acte (une « **date de versement de l'intérêt** ») en remettant au fiduciaire des débentures un nombre suffisant de parts pour satisfaire la totalité ou la partie, selon le cas, de l'obligation relative à l'intérêt conformément à l'acte (le « **choix de versement de l'intérêt sous forme de parts** »). L'acte prévoira que, lorsque la Fiducie fera ce choix, le fiduciaire des débentures a) acceptera les parts que lui remettra la Fiducie, b) acceptera des offres visant ces parts et conclura la vente de celles-ci, selon les directives que la Fiducie lui donnera, à son entière discrétion, c) investira le produit de ces ventes dans des titres gouvernementaux autorisés à court terme (au sens attribué à ce terme dans l'acte) venant à échéance avant la date de versement de l'intérêt applicable, et utilisera le produit tiré de ces titres gouvernementaux autorisés, ainsi que le produit tiré de la vente des parts n'ayant pas été investi de la façon décrite ci-dessus, afin de remplir l'obligation relative à l'intérêt et d) prendra toutes les autres mesures nécessaires à cet égard.

L'acte énoncera les formalités que devront suivre la Fiducie et le fiduciaire des débentures afin d'effectuer le choix de versement de l'intérêt sous forme de parts. Si un tel choix est fait, le seul droit du porteur de débentures en ce qui a trait à l'intérêt sera de recevoir du fiduciaire des débentures une somme en espèces sur le produit de la vente de parts (ainsi que toute somme qu'aura reçue le fiduciaire des débentures de la Fiducie qui est attribuable à des fractions de part) en règlement intégral de l'obligation relative à l'intérêt, et le porteur de ces débentures n'aura aucun autre recours envers la Fiducie à l'égard de l'obligation relative à l'intérêt.

Ni le choix de versement de l'intérêt sous forme de parts par la Fiducie ni la réalisation de la vente de parts a) n'empêcheront les porteurs de débentures de recevoir, à la date de versement de l'intérêt applicable, une somme en espèces globale correspondant à l'intérêt payable à cette date de versement de l'intérêt ni b) ne permettront à ces porteurs de recevoir des parts en règlement de l'obligation relative à l'intérêt.

Cas de défaut

L'acte stipule qu'un cas de défaut (un « **cas de défaut** ») relatif aux débentures se produira si un ou plusieurs des événements suivants surviennent et persistent à l'égard des débentures : a) un défaut de paiement de l'intérêt sur les débentures lorsqu'il est exigible qui dure 10 jours, b) un défaut de paiement du capital des débentures ou de la prime sur celles-ci, s'il y a lieu, que ce soit à l'échéance, au moment du remboursement, par voie de déclaration ou autrement, c) certains cas de faillite, d'insolvabilité ou de réorganisation de la Fiducie en vertu des lois sur la faillite ou l'insolvabilité ou d) un défaut d'observation ou d'exécution de tout engagement ou condition déterminant de l'acte et la persistance de ce défaut pendant une période de 30 jours après qu'un avis écrit a été remis à la Fiducie par le fiduciaire des débentures, précisant le défaut et exigeant que la Fiducie y remédie. Si un cas de défaut se produit et qu'il persiste, le fiduciaire des débentures pourra déclarer, à sa discrétion, et déclarera si les porteurs d'au moins 25 % du capital des débentures alors en circulation le lui demandent, le capital de toutes les débentures en

circulation et l'intérêt s'y rattachant exigibles immédiatement. Dans certains cas, les porteurs de plus de 50 % du capital des débentures alors en circulation peuvent, au nom des porteurs de toutes les débentures, renoncer à exercer leurs recours en cas de défaut ou annuler une telle déclaration selon les modalités qu'ils prescrivent.

Offres visant les débentures

L'acte prévoira que si une offre présentée à l'égard des débentures constitue une offre publique d'achat visant les débentures au sens donné au terme *take-over bid* dans la *Securities Act* (Alberta) et qu'au moins 90 % des débentures (à l'exception des débentures détenues à la date de l'offre publique d'achat par l'initiateur, les personnes avec lesquelles il a des liens ou les membres de son groupe, ou pour le compte de ceux-ci) sont prises en livraison et payées par l'initiateur, ce dernier aura le droit d'acquérir les débentures détenues par les porteurs de débentures qui n'auront pas accepté l'offre selon les modalités qu'il avait offertes initialement.

Modification

Les droits des porteurs des débentures qui font l'objet des présentes ainsi que de toutes les autres séries de débentures qui pourraient être émises aux termes de l'acte peuvent être modifiés conformément aux modalités de l'acte. À cette fin, notamment, l'acte prévoira que tous les porteurs de débentures seront liés par les résolutions adoptées aux assemblées des porteurs de débentures au moyen des voix exprimées par les porteurs d'au moins 66 2/3 % du capital des débentures alors en circulation qui assistent à l'assemblée ou y sont représentés par procuration ou par les résolutions adoptées par écrit par les porteurs d'au moins 66 2/3 % du capital des débentures alors en circulation. Dans certains cas, la modification nécessitera, à la place ou en plus de cette approbation, le consentement des porteurs du pourcentage requis de débentures de chaque série touchée.

Restriction relative à l'émission de débentures additionnelles

L'acte prévoira que la Fiducie ne pourra émettre de débentures convertibles additionnelles de rang égal si le capital de toutes les débentures convertibles émises et en circulation de la Fiducie excède 25 % de la capitalisation boursière totale de la Fiducie immédiatement après l'émission de ces débentures convertibles additionnelles. La « capitalisation boursière totale » sera définie dans l'acte comme étant le capital total de toutes les débentures émises et en circulation de la Fiducie qui sont convertibles au gré du porteur en parts de la Fiducie, plus la somme obtenue en multipliant le nombre de parts émises et en circulation de la Fiducie et toute participation en actions échangeables en circulation de la Fiducie (autre que la dette convertible subordonnée) par le cours du marché en vigueur des parts à la date pertinente.

Restriction relative au droit de propriété des non-résidents

Des non-résidents du Canada ne peuvent à aucun moment être propriétaires véritables de la majorité des parts, compte tenu de la dilution, y compris les parts susceptibles d'être émises au moment de la conversion, du remboursement ou de l'échéance des débentures. Le fiduciaire des débentures peut exiger des déclarations quant aux territoires de résidence des propriétaires véritables des débentures. Si le fiduciaire des débentures apprend, au moyen de ces déclarations de résidence, que les propriétaires véritables de 49 % des parts alors en circulation, compte tenu de la dilution, sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, il pourra l'annoncer publiquement et devra refuser d'inscrire un transfert de débentures en faveur d'une personne qui ne peut lui fournir une déclaration selon laquelle elle n'est pas un non-résident. Nonobstant ce qui précède, si le fiduciaire des débentures établit que la majorité des parts sont détenues par des non-résidents, il pourra envoyer un avis aux porteurs de débentures non-résidents, choisis dans l'ordre inverse de l'acquisition ou de l'inscription ou d'une autre manière qu'il jugera équitable et réalisable, les sommant de vendre leurs débentures ou une partie de celles-ci dans un délai stipulé d'au moins 60 jours. Si les porteurs de débentures qui reçoivent un tel avis ne vendent pas le nombre stipulé de débentures ou ne fournissent pas au fiduciaire des débentures une preuve satisfaisante du fait qu'ils ne sont pas des non-résidents dans le délai stipulé, le fiduciaire des débentures pourra vendre ces débentures pour le compte des porteurs de débentures en question et, entre-temps, il suspendra les droits rattachés à celles-ci. Au moment d'une telle vente, les porteurs touchés cesseront d'être des porteurs de débentures et leurs droits se limiteront à la réception du produit net de la vente contre remise des débentures en question. Le fiduciaire de la Fiducie a des obligations similaires à l'égard des parts. Pour obtenir de plus amples renseignements sur ces obligations, se reporter à la notice annuelle de la Fiducie, qui est intégrée aux présentes par renvoi.

Système d'inscription en compte pour les débentures

Les débentures seront émises sous forme d'inscription en compte et devront être achetées ou transférées par l'entremise d'un adhérent au service de dépôt de CDS (un « **adhérent** »). À la date de clôture du présent placement, le fiduciaire des débentures fera en sorte que les débentures soient remises à CDS et immatriculées au nom de son prête-nom. Les débentures seront attestées par un seul certificat d'inscription en compte. L'inscription des participations dans les débentures et des transferts de celles-ci ne se fera que par l'intermédiaire du service de dépôt de CDS.

Sauf pour ce qui est décrit ci-après, l'acheteur qui acquiert une participation véritable dans les débentures (un « **propriétaire véritable** ») n'aura pas droit à un certificat ni à un autre effet du fiduciaire des débentures ou de CDS attestant sa participation dans les débentures, et son nom ne figurera pas dans les registres tenus par CDS, sauf par l'entremise d'un adhérent. Cet acheteur recevra une confirmation d'achat de la part du preneur ferme ou du courtier inscrit auquel il a acheté les débentures.

Ni la Fiducie ni les preneurs fermes n'assumeront quelque responsabilité que ce soit relativement aux éléments suivants : a) quelque aspect que ce soit des registres ayant trait à la propriété véritable des débentures détenues par CDS ou les paiements s'y rapportant, b) la tenue, la supervision ou l'examen des registres relatifs aux débentures ou c) les avis donnés ou les déclarations faites par CDS, ou à l'égard de celle-ci, qui figurent dans le présent prospectus simplifié et qui ont trait aux règles régissant CDS, ou à toute mesure devant être prise par CDS ou selon les directives de ses adhérents. Les règles régissant CDS prévoient que celle-ci agit à titre de mandataire et de dépositaire pour le compte des adhérents. Par conséquent, ces derniers ne peuvent s'en remettre qu'à CDS, et les propriétaires véritables ne peuvent s'en remettre qu'aux adhérents, pour obtenir le paiement du capital des débentures et de l'intérêt sur celles-ci versé à CDS par la Fiducie ou pour son compte.

En tant que porteurs indirects des débentures, les épargnants devraient savoir (sous réserve des situations décrites ci-dessous) a) que les débentures ne peuvent être immatriculées à leur nom, b) qu'ils ne peuvent obtenir de certificats représentant leur participation dans les débentures, c) qu'il se pourrait qu'ils ne puissent vendre les débentures à des institutions tenues par la loi de détenir des certificats représentant les titres dont elles sont propriétaires et d) qu'il se pourrait qu'ils ne puissent donner les débentures en nantissement.

Les débentures ne seront émises aux propriétaires véritables sous forme nominative et attestées par un certificat (les « **certificats représentant les débentures** ») que si les conditions suivantes sont remplies : a) les lois applicables l'exigent, b) le système d'inscription en compte cesse d'exister, c) la Fiducie ou CDS avise le fiduciaire des débentures que CDS n'est plus disposée ou apte à s'acquitter convenablement de ses responsabilités à titre de dépositaire des débentures et que la Fiducie est incapable de lui trouver un remplaçant compétent, d) la Fiducie, à son gré, décide de mettre fin au système d'inscription en compte par l'intermédiaire de CDS ou e) après la survenance d'un cas de défaut (au sens donné à ce terme dans les présentes), les adhérents agissant pour le compte des propriétaires véritables représentant, dans l'ensemble, plus de 25 % du capital global des débentures alors en circulation avisent CDS par écrit qu'il n'est plus dans leur intérêt de recourir au système d'inscription en compte par l'intermédiaire de CDS, dans la mesure où le fiduciaire des débentures n'a pas renoncé à exercer ses recours en cas de défaut conformément aux dispositions de l'acte.

Si l'un ou l'autre des événements décrits dans le paragraphe précédent survient, le fiduciaire des débentures doit aviser CDS, au nom des adhérents et des propriétaires véritables, de la disponibilité des certificats représentant les débentures par l'entremise de CDS. Au moment de la remise par CDS du certificat unique représentant les débentures et de la réception des instructions de CDS à l'égard des nouvelles inscriptions, le fiduciaire des débentures remettra les certificats représentant les débentures et, par la suite, la Fiducie reconnaîtra les porteurs de ces certificats représentant les débentures comme porteurs de débentures aux termes de l'acte.

L'intérêt sur les débentures sera versé directement à CDS pendant que le système d'inscription en compte est en vigueur. Si des certificats représentant les débentures sont émis, l'intérêt sera versé au moyen d'un chèque signé par la Fiducie et envoyé par courrier affranchi aux porteurs inscrits ou par tout autre moyen qui pourrait devenir le moyen habituel de verser l'intérêt. Le remboursement du capital, y compris le paiement sous forme de parts, s'il y a lieu, ainsi que le versement de l'intérêt exigible, à l'échéance ou à une date de remboursement, seront faits directement à CDS pendant que le système d'inscription en compte est en vigueur. Si des certificats représentant les débentures sont émis, le remboursement du capital, y compris le paiement sous forme de parts, s'il y a lieu, ainsi que le versement de l'intérêt exigible, à l'échéance ou à une date de remboursement, seront faits au moment de la remise de ces certificats à un bureau du fiduciaire des débentures ou d'une autre façon stipulée dans l'acte.

MODE DE PLACEMENT

Conformément à la convention de prise ferme, la Fiducie a convenu d'émettre et de vendre aux preneurs fermes, et ces derniers ont individuellement convenu d'acheter, un nombre global de 8 000 000 de reçus de souscription et un nombre global de 80 000 débentures, le 10 août 2004, ou à une autre date, au plus tard le 31 août 2004, dont les parties pourraient convenir. Les reçus de souscription et les débentures ne seront remis que si les preneurs fermes versent à l'agent d'entiercement, à la clôture, 14,40 $ par reçu de souscription et à la Fiducie, à la clôture, 1 000 $ par débenture. La convention de prise ferme prévoit que la Fiducie versera aux preneurs fermes une rémunération de 0,72 $ par reçu de souscription qu'elle aura émis et vendu et de 40 $ par débenture qu'elle aura émise et vendue, soit une rémunération globale de 8 960 000 $, en contrepartie des services que ceux-ci auront fournis dans le cadre du présent placement. La rémunération des preneurs fermes relative aux reçus de souscription est payable à raison de 50 % au moment de la clôture du présent placement et de 50 % au moment de la clôture de l'acquisition. Si l'acquisition n'est pas réalisée au plus tard le 30 septembre 2004, les preneurs fermes ne toucheront, à l'égard des reçus de souscription, que la somme payable au moment de la clôture du présent placement. La rémunération des preneurs fermes à l'égard des débentures est payable à la clôture du présent placement. Les modalités du présent placement ont été établies par voie de négociation entre la Société, pour le compte de la Fiducie, et les preneurs fermes.

La Fiducie a octroyé aux preneurs fermes l'option des preneurs fermes, qui permet à ceux-ci d'acheter des reçus de souscription ou des débentures supplémentaires d'un capital pouvant aller jusqu'à 80 000 000 $, selon les modalités du présent placement, et qui peut être levée à tout moment, en totalité ou en partie, jusqu'à 48 heures avant la clôture du présent placement. Si l'option des preneurs fermes est levée intégralement, le présent placement, la rémunération des preneurs fermes et le produit net revenant à la Fiducie (sans tenir compte des frais liés au placement) totaliseront respectivement 275 200 000 $, 12 760 000 $ et 262 440 000 $, en présumant qu'une tranche de 60 000 000 $ de l'option des preneurs fermes est levée en contrepartie de reçus de souscription et qu'une tranche de 20 000 000 $ de l'option des preneurs fermes est levée en contrepartie de débentures.

Les obligations des preneurs fermes aux termes de la convention de prise ferme sont individuelles et ces derniers peuvent y mettre fin, à leur discrétion, si certaines conditions se réalisent. Les obligations qui incombent à la Fiducie et aux preneurs fermes, dans la convention de prise ferme, de réaliser l'achat et la vente des reçus de souscription et des débentures prendront fin automatiquement si l'acquisition prend fin ou si la Fiducie a avisé les preneurs fermes ou annoncé publiquement qu'elle n'avait pas l'intention de donner suite à l'acquisition. Si l'un des preneurs fermes n'achète pas les reçus de souscription ou les débentures qu'il avait convenu d'acheter, les autres preneurs fermes pourront, sans y être tenus, acheter les reçus de souscription ou les débentures en question. Toutefois, les preneurs fermes sont tenus de prendre en livraison et de payer tous les reçus de souscription si au moins l'un d'entre eux est acheté aux termes de la convention de prise ferme. La convention de prise ferme prévoit également que la Fiducie et la Société indemniseront les preneurs fermes ainsi que les administrateurs, les membres de la direction, les mandataires, les actionnaires et les employés de ceux-ci de certaines responsabilités et de certains frais.

Les certificats définitifs représentant les reçus de souscription pourront être remis à la clôture. Les débentures seront émises sous forme d'inscription en compte et devront être achetées ou transférées par l'entremise d'un adhérent au service de dépôt de CDS. Voir « Description des placements – Débentures – Système d'inscription en compte pour les débentures ».

Les preneurs fermes ont avisé la Fiducie que, dans le cadre du présent placement, ils peuvent faire des opérations visant à fixer ou à stabiliser le cours des reçus de souscription, des parts ou des débentures à un niveau autre que celui qui serait formé sur le marché libre. Ces opérations, si elles sont commencées, peuvent être interrompues à tout moment.

La Fiducie a convenu de ne pas, sous réserve de certaines exceptions, pendant la période de 90 jours suivant la date de clôture du présent placement, placer ou émettre des parts ou des titres convertibles en parts ou échangeables contre des parts, ou s'engager à le faire, sans le consentement de Financière Banque Nationale Inc., pour le compte des preneurs fermes, qui ne pourra refuser ce consentement sans motif valable.

La Fiducie a demandé à la TSX d'inscrire à sa cote les reçus de souscription et les débentures faisant l'objet du présent placement ainsi que les parts pouvant être émises aux termes des reçus de souscription et au moment de la conversion des débentures. L'inscription aura pour condition que la Fiducie remplisse toutes les exigences de la TSX en la matière.

Les reçus de souscription et les débentures qui font l'objet des présentes et les parts pouvant être émises aux termes des reçus de souscription et au moment de la conversion des débentures (les « **titres** ») n'ont pas été et ne seront pas inscrits en vertu de la *Securities Act of 1933* des États-Unis, en sa version modifiée (la « **loi sur les valeurs mobilières américaine** »), ou des lois sur les valeurs mobilières d'un État. Par conséquent, ils ne peuvent être placés ni vendus aux États-Unis ni à des personnes des

États-Unis (au sens donné au terme *U.S. Person* dans le règlement S de la loi sur les valeurs mobilières américaine), sauf dans le cadre d'opérations dispensées des exigences d'inscription de la loi sur les valeurs mobilières américaine et des lois sur les valeurs mobilières applicables des États. La convention de prise ferme permet aux preneurs fermes de placer et de revendre les titres qu'ils ont acquis conformément à ses modalités à certains acquéreurs institutionnels admissibles situés aux États-Unis, à la condition que ces opérations soient effectuées conformément à la règle 144A de la loi sur les valeurs mobilières américaine. De plus, la convention de prise ferme prévoit que les preneurs fermes peuvent placer et vendre les titres à l'extérieur des États-Unis uniquement si ces opérations sont réalisées conformément au règlement S de la loi sur les valeurs mobilières américaine.

En outre, pendant la période de 40 jours suivant le début du présent placement, le courtier (participant au présent placement ou non) qui place ou vend des titres aux États-Unis pourrait violer les exigences d'inscription de la loi sur les valeurs mobilières américaine si le placement ou la vente n'est pas fait conformément à une dispense d'inscription en vertu de la loi sur les valeurs mobilières américaine.

LIENS ENTRE LA FIDUCIE, LA SOCIÉTÉ ET CERTAINS DES PRENEURS FERMES

Financière Banque Nationale Inc. et Valeurs Mobilières TD Inc. sont chacune, directement ou indirectement, une filiale en propriété exclusive d'une banque à charte canadienne (collectivement, les « **banques existantes** ») qui est un prêteur de la Société. En outre, Financière Banque Nationale Inc., Marchés mondiaux CIBC Inc., Valeurs Mobilières TD Inc., BMO Nesbitt Securities Inc. et RBC Dominion valeurs mobilières Inc. sont chacune, directement ou indirectement, une filiale en propriété exclusive d'une banque à charte canadienne (collectivement, les « **nouvelles banques** ») qui est susceptible de devenir un prêteur de la Société à la clôture de l'acquisition. Par conséquent, la Fiducie peut être considérée comme un « émetteur associé » à ces preneurs fermes en vertu des lois canadiennes sur les valeurs mobilières applicables. Au 1er juillet 2004, la Société devait aux banques existantes une somme globale de 156 M$ aux termes des facilités de crédit actuelles décrites à la note 1 du tableau de la rubrique « Structure du capital consolidé de la Fiducie ». La Société respecte toutes les modalités importantes des conventions régissant les facilités de crédit actuelles et aucune des banques existantes n'a dû renoncer aux droits qu'elle aurait pu exercer en cas de violation déterminante de ces conventions par la Société depuis la signature de celles-ci. Ni la situation financière de la Société ni la valeur de la garantie donnée à l'égard des facilités de crédit actuelles n'a changé sensiblement depuis que celles-ci ont été contractées. De plus, la Société a obtenu un engagement de la banque à charte canadienne dont Financière Banque Nationale Inc. est une filiale au sujet des nouvelles facilités de crédit, qui lui permettront notamment de rembourser les sommes prélevées sur les facilités de crédit actuelles et de régler une tranche du prix d'achat dans le cadre de l'acquisition. Le produit net du présent placement sera affecté au financement d'une partie du prix d'achat dans le cadre de l'acquisition et le solde du prix d'achat sera réglé au moyen des nouvelles facilités de crédit.

En outre, la Fiducie a retenu les services de Financière Banque Nationale Inc. dans le cadre de l'acquisition et versera une rémunération à celle-ci au moment de la réalisation de l'acquisition.

La décision de placer les reçus de souscription et les débentures qui font l'objet des présentes a été prise, et les modalités du présent placement ont été établies, par voie de négociation entre la Société, pour le compte de la Fiducie, et les preneurs fermes. Les banques existantes et les nouvelles banques n'ont participé ni à cette décision ni à l'établissement de ces modalités, mais elles ont été informées de l'émission et des modalités de celle-ci. En conséquence du présent placement, les preneurs fermes recevront chacun leur part de la rémunération payable aux preneurs fermes par la Fiducie.

INTÉRÊTS DES EXPERTS

Certaines questions d'ordre juridique ayant trait au présent placement seront examinées par Burnet, Duckworth & Palmer LLP, pour le compte de la Fiducie, et par Blake, Cassels & Graydon s.r.l., pour le compte des preneurs fermes. À la date des présentes, les associés et les avocats salariés de Burnet, Duckworth & Palmer LLP sont collectivement propriétaires de moins de 2 % des parts en circulation et Blake, Cassels & Graydon s.r.l. sont collectivement propriétaires, directement ou indirectement, de moins de 1 % des parts. En outre, en date des présentes, les administrateurs et les membres de la direction de McDaniel, de Paddock et de GLJ et les personnes ayant des liens avec celles-ci sont collectivement propriétaires, directement ou indirectement, de moins de 1 % des parts.

CONSIDÉRATIONS FISCALES FÉDÉRALES CANADIENNES

De l'avis de Burnet, Duckworth & Palmer LLP et de Blake, Cassels & Graydon s.r.l. (collectivement, les « **conseillers juridiques** »), le texte qui suit résume fidèlement les principales considérations fiscales fédérales canadiennes, en vertu de la Loi de l'impôt et du règlement y afférent (le « **règlement** »), généralement applicables au souscripteur qui fait l'acquisition de reçus de souscription ou de débentures dans le cadre du présent placement et qui, aux fins de la Loi de l'impôt, détient les reçus de souscription, les débentures, les parts émises aux termes des reçus de souscription et les parts émises au moment de la conversion ou du remboursement des débentures (collectivement, les « **titres** ») à titre d'immobilisations et n'a aucun lien de dépendance avec la Fiducie et les preneurs fermes aux fins de la Loi de l'impôt. En général, les titres seront considérés comme des immobilisations pour leur porteur, à la condition que celui-ci ne les détienne pas dans le cadre de l'exploitation d'une entreprise de négociation de titres et qu'il ne les ait pas acquis au moyen d'une ou de plusieurs opérations considérées comme un risque de caractère commercial. Certaines débentures et parts qui, autrement, pourraient ne pas être considérées comme des immobilisations pourraient l'être, dans certaines circonstances, si leurs porteurs font le choix permis par le paragraphe 39(4) de la Loi de l'impôt. Le présent résumé ne s'applique pas (i) au porteur qui est une « institution financière », au sens de la Loi de l'impôt, aux fins des règles d'évaluation à la valeur du marché, (ii) au porteur dans lequel une participation constituerait un « abri fiscal déterminé » au sens de la Loi de l'impôt ni (iii) au porteur qui constitue une « institution financière déterminée », au sens de la Loi de l'impôt. Un tel porteur devrait consulter son fiscaliste avant d'investir dans les titres.

Le présent résumé est fondé sur les dispositions de la Loi de l'impôt et du règlement en vigueur en date des présentes et sur l'interprétation que donnent les conseillers juridiques aux pratiques administratives publiées actuelles de l'Agence du revenu du Canada (l'« **ARC** »). Sauf pour ce qui est des propositions expresses (les « **modifications proposées** ») visant à modifier la Loi de l'impôt et le règlement qui ont été annoncées publiquement par le ministre des Finances fédéral avant la date des présentes, le présent résumé ne tient pas compte ni ne prévoit de modifications à ceux-ci, que ce soit par voie législative, gouvernementale ou judiciaire, ni de modifications aux pratiques administratives de l'ARC. Le présent résumé n'aborde pas toutes les considérations fiscales fédérales canadiennes possibles et ne tient pas compte des considérations fiscales provinciales, territoriales ou étrangères découlant de l'acquisition, de la propriété ou de la disposition de titres. Sauf indication contraire, le présent résumé repose sur l'hypothèse selon laquelle toutes les opérations décrites dans les présentes se font à la juste valeur marchande.

Le 18 mai 2004, dans l'attente d'une consultation et d'un examen supplémentaires, le ministre des Finances du Canada a différé les modifications proposées qu'il avait annoncées dans le budget fédéral canadien présenté à la Chambre des communes le 23 mars 2004 (le « **budget** ») et qui consistaient à imposer les placements des régimes de pension agréés dans des parts de fiducie qui excèdent certaines limites, à moins que 90 % et plus de la juste valeur marchande des biens de la fiducie en question soit attribuable à, entre autres choses, des biens immeubles. De plus, le budget propose de modifier la Loi de l'impôt de façon à assujettir les personnes qui ne sont pas des résidents (ou ne sont pas réputées être des résidents) du Canada à un impôt sur certaines distributions effectuées par des fiducies de fonds communs de placement qui ne sont pas assujetties à l'imposition au Canada à l'heure actuelle. Dans la mesure où elles ne sont pas sous forme législative, il n'est pas certain que les propositions, si elles sont adoptées, entraîneront des conséquences fiscales, pour le porteur de parts, sensiblement différentes de celles dont il est question dans les présentes. **Les porteurs de parts éventuels qui sont des régimes de pension agréés ou qui ne sont pas des résidents (ou ne sont pas réputés être des résidents) du Canada devraient consulter leurs fiscalistes au sujet des considérations fiscales s'appliquant à leur cas.**

Le présent résumé est général et n'est pas destiné à constituer un avis fiscal ou juridique à l'intention des acquéreurs ou porteurs de titres éventuels, et il ne doit pas être interprété comme tel; aucune déclaration n'est faite quant aux conséquences fiscales applicables à un acquéreur ou porteur éventuel en particulier. Par conséquent, les porteurs éventuels devraient consulter leurs fiscalistes en ce qui a trait à leur situation particulière.

Porteurs de titres résidents du Canada

La présente partie du sommaire s'applique aux porteurs de titres qui, aux fins de la Loi de l'impôt et à tous les moments pertinents, sont des résidents du Canada ou sont réputés l'être.

Reçus de souscription

Aucun gain ni perte ne sera réalisé ou subie par un porteur au moment de l'émission d'une part aux termes d'un reçu de souscription. Si l'acquisition est réalisée avant l'heure de résiliation, le porteur d'un reçu de souscription sera tenu d'inclure dans son revenu la somme correspondant aux distributions qu'il aurait reçues sur cette part si celle-ci lui avait été émise à la date de clôture du présent placement, et cette somme ne réduira pas le coût des parts acquises. Le prix de base rajusté de chaque part détenue est calculé en faisant la moyenne du coût des parts acquises et du coût des autres parts détenues par le porteur de parts.

Si la clôture de l'acquisition ne survient pas avant l'heure de résiliation ou si l'acquisition prend fin auparavant, les porteurs de reçus de souscription seront tenus d'inclure leur quote-part dans l'intérêt sur les fonds entiercés aux fins du calcul de leur revenu aux fins de la Loi de l'impôt.

La disposition réelle ou réputée d'un reçu de souscription par un porteur, sauf dans le cadre de l'échange de celui-ci contre une part, donne généralement lieu à un gain (ou à une perte) en capital pour ce porteur dans la mesure où le produit de disposition est supérieur (ou inférieur) au total du prix de base rajusté de celui-ci pour le porteur et des frais de dispositions raisonnables. Avant la remise d'une part aux termes d'un reçu de souscription, il n'est pas nécessaire de faire la moyenne du coût du reçu de souscription et du coût d'une part détenue. Ces gains ou ces pertes en capital seront traités, aux fins de l'impôt, de la même manière que les gains et les pertes en capital découlant d'une disposition de parts; ce traitement est décrit ci-dessous à la rubrique « Porteurs de titres résidents du Canada – Parts».

Débentures

Intérêt sur les débentures

Le porteur de débentures qui est une société par actions, une société de personnes, une fiducie d'investissement à participation unitaire ou une fiducie dont une société par actions ou une société de personnes est bénéficiaire sera tenu d'inclure dans le calcul de son revenu d'une année d'imposition l'intérêt sur les débentures qui lui revient à la fin de l'année d'imposition en question, ou qui lui est payable ou qui lui a été versé avant la fin de celle-ci, sauf s'il l'a déjà inclus dans son revenu d'une année d'imposition antérieure.

Tout autre porteur sera tenu d'inclure dans le calcul de son revenu d'une année d'imposition la totalité de l'intérêt sur les débentures qui lui a été versé ou qui doit l'être au cours de cette année d'imposition (selon la méthode que le porteur suit régulièrement pour calculer son revenu), sauf s'il l'a déjà inclus dans son revenu d'une année d'imposition antérieure. En outre, bien que la débenture ne constitue pas un « contrat de placement » (au sens de la Loi de l'impôt), si une débenture devient un « contrat de placement » d'un porteur, celui-ci sera tenu d'inclure dans le calcul de son revenu d'une année d'imposition l'intérêt sur les débentures qui lui revient à la fin d'une « date anniversaire » (au sens de la Loi de l'impôt) survenant au cours de l'année en question, dans la mesure où il ne l'a pas déjà inclus dans son revenu de l'année en cours ou d'une année antérieure.

Le cédant d'une débenture sera généralement tenu d'inclure à titre d'intérêt, et non à titre de produit de disposition, le montant de l'intérêt couru et impayé sur cette débenture au moment du transfert, sauf si cette somme a par ailleurs été incluse au nom du cédant. Le calcul du montant de cet intérêt au moment d'un transfert de débentures est complexe et, dans certaines circonstances, obscur. Les vendeurs ou les cédants de débentures devraient consulter leurs fiscalistes relativement aux conséquences fiscales qui s'appliquent à eux.

Exercice du privilège de conversion

Le porteur d'une débenture qui convertit celle-ci en parts en exerçant le privilège de conversion sera considéré comme ayant disposé de cette débenture contre un produit de disposition égal au total de la juste valeur marchande des parts ainsi acquises au moment de la conversion et de la somme en espèces reçue au lieu de fractions de parts (sauf les parts émises ou les espèces reçues à l'égard de l'intérêt). Le porteur réalisera un gain en capital ou subira une perte en capital calculé selon la méthode décrite ci-après à la rubrique « Autres dispositions de débentures ».

Le coût, pour le porteur, des parts ainsi acquises correspondra à la juste valeur marchande de celles-ci au moment de la conversion, et il faut faire la moyenne de ce coût et du prix de base rajusté de toutes les autres parts détenues à titre d'immobilisations par le porteur aux fins du calcul du prix de base rajusté de ces parts pour celui-ci.

Remboursement de débentures

Si la Fiducie rembourse une débenture, que ce soit avant l'échéance ou à l'échéance, le porteur sera considéré comme ayant disposé de la débenture en contrepartie d'un produit de disposition égal à la somme qu'il a reçue (sauf la somme reçue à titre d'intérêt non versé ou à la place de celui-ci) au moment de ce remboursement. Si le porteur reçoit des parts au moment du remboursement (autrement qu'à l'égard de l'intérêt), il sera considéré comme ayant touché un produit de disposition égal à la juste valeur marchande des parts ainsi reçues et au montant des espèces touchées au lieu de fractions de parts. Le porteur pourrait réaliser un gain en capital ou subir une perte en capital calculé selon la méthode décrite ci-dessous à la rubrique « Autres dispositions de débentures ». Le coût, pour le porteur, des parts ainsi reçues correspondra également à la juste valeur marchande de celles-ci au moment de la conversion, et il faut faire la moyenne de ce coût et du prix de base rajusté de toutes les autres parts détenues à titre d'immobilisations par le porteur aux fins du calcul du prix de base rajusté de ces parts.

Autres dispositions de débentures

En règle générale, le porteur d'une débenture qui dispose ou est réputé disposer de celle-ci réalise un gain en capital (ou subit une perte en capital) dans la mesure où le produit de disposition (rajusté de la manière décrite ci-dessus, relativement à l'intérêt couru) est supérieur (ou inférieur) au total du prix de base rajusté de la débenture pour le porteur et des frais de disposition raisonnables. Ces gains en capital ou ces pertes en capital seront traités, aux fins de l'impôt, de la même manière que les gains et les pertes en capital découlant d'une disposition de parts; ce traitement est décrit ci-dessous à la rubrique « Porteurs de titres résidents du Canada – Parts ».

Au moment de cette disposition réelle ou réputée d'une débenture, le porteur ne doit pas, de manière générale, tenir compte de l'intérêt couru sur celle-ci jusqu'à la date de disposition aux fins du calcul du produit de disposition de la débenture pour lui.

Parts

Le porteur de parts sera généralement tenu d'inclure dans le calcul de son revenu d'une année d'imposition donnée la partie du bénéfice net de la Fiducie pour une année d'imposition, y compris les dividendes imposables et les gains en capital imposables réalisés nets, qui lui a été versée ou qui doit l'être au cours de l'année en question, que cette somme lui soit payable en espèces ou au moyen de l'émission de parts supplémentaires. Le revenu qu'un porteur de parts tire des parts sera considéré comme un revenu provenant de biens. Les pertes subies par la Fiducie aux fins de la Loi de l'impôt ne peuvent être attribuées au porteur de parts ni être considérées comme des pertes subies par ce dernier.

À la condition que la Fiducie fasse les attributions appropriées, la partie de ses gains en capital imposables nets et des dividendes imposables qui a été versée à un porteur de parts ou qui doit l'être conservera son caractère à ce titre entre les mains du porteur de parts aux fins de la Loi de l'impôt.

La partie non imposable des gains en capital réalisés nets de la Fiducie qui a été versée à un porteur de parts au cours d'une année ou qui doit l'être ne sera pas incluse dans le calcul du revenu de celui-ci pour l'année en question. Toute autre somme en sus du bénéfice net de la Fiducie qui a été versée par celle-ci à un porteur de parts au cours d'une année ou qui doit l'être ne doit pas, de manière générale, être incluse dans le revenu du porteur de parts pour l'année en question. Toutefois, lorsqu'une telle somme devient payable à un porteur de parts, sauf à titre de produit de disposition de parts ou de fractions de celles-ci, le prix de base rajusté des parts détenues par ce porteur est généralement réduit de cette somme. Dans la mesure où le prix de base rajusté d'une part de fiducie, pour son porteur, est inférieur à zéro à la fin d'une année d'imposition, ce nombre négatif est réputé constituer un gain en capital du porteur de parts découlant de la disposition de cette part de fiducie au cours de l'année en question.

Le coût initial pour le porteur d'une part émise aux termes d'un reçu de souscription correspondra au coût de ce reçu de souscription pour le porteur. Il faut faire la moyenne de ce coût initial et du prix de base rajusté de toutes les autres parts détenues par le porteur de parts aux fins du calcul du prix de base rajusté de chacune de ces parts.

Le coût, pour le porteur de parts, des parts acquises au moment de la conversion d'une débenture correspondra à la juste valeur marchande des parts à ce moment-là (y compris les parts émises à l'égard de l'intérêt couru et impayé) plus le montant des autres frais raisonnables engagés dans le cadre de cette acquisition. Il faut faire la moyenne de ce coût et du prix de base rajusté de toutes les autres parts alors détenues à titre d'immobilisations par le porteur de parts aux fins du calcul du prix de base rajusté de chacune de ces parts pour le porteur.

Au moment de la disposition réelle ou réputée d'une part de fiducie par un porteur de parts, que ce soit au moyen d'un rachat ou autrement, le porteur de parts réalisera généralement un gain en capital (ou subira une perte en capital) dans la mesure où le produit de disposition (à l'exclusion de la somme qui doit être incluse dans le revenu du porteur de parts de la manière décrite ci-dessus) est supérieur (ou inférieur) au total du prix de base rajusté de la part pour le porteur de parts et des frais de disposition raisonnables. Si des parts sont rachetées et que des billets de rachat (au sens de la notice annuelle) sont émis au porteur de parts, le produit de disposition comprendra la juste valeur marchande des billets de rachat. Si des parts sont rachetées et que des billets sont distribués au porteur de parts en règlement du prix de rachat, le produit de disposition des parts, pour le porteur de parts, sera généralement égal à la juste valeur marchande des billets ainsi distribués. En général, la moitié d'un gain en capital (un « **gain en capital imposable** ») réalisé par un porteur de parts au cours d'une année d'imposition doit être incluse dans le revenu de celui-ci pour l'année et la moitié d'une perte en capital (une « **perte en capital déductible** ») subie par un porteur de parts au cours d'une année d'imposition doit être déduite des gains en capital imposables réalisés par celui-ci au cours de l'année en question. L'excédent des pertes en capital déductibles subies au cours d'une année d'imposition sur les gains en capital imposables réalisés au cours de l'année en question peut généralement être reporté rétrospectivement et déduit des gains en capital imposables nets réalisés au cours de l'une ou l'autre des trois années d'imposition précédentes ou reporté prospectivement et déduit des gains en capital imposables nets réalisés au cours de l'une ou l'autre des années d'imposition ultérieures, dans la mesure et dans les circonstances décrites dans la Loi de l'impôt.

Une perte en capital subie au moment de la disposition d'une part sera généralement réduite du montant des dividendes non imposables reçus par la Fiducie et payables au porteur de parts et, si celui-ci est une société par actions, du montant des dividendes imposables qui sont reçus par la Fiducie, payables à ce porteur de parts et déductibles par la société par actions aux fins du calcul de son revenu imposable. Des règles similaires s'appliquent au porteur de parts qui est une société de personnes ou une fiducie.

Les gains en capital imposables réalisés par un porteur de parts qui est un particulier pourraient donner lieu à un « impôt minimum de remplacement » selon la situation propre à celui-ci. Le porteur de parts qui, pendant l'année d'imposition pertinente, est une « société privée sous contrôle canadien », au sens de la Loi de l'impôt, pourrait devoir payer un impôt remboursable supplémentaire de 6 2/3 % sur certains revenus de placement, y compris les gains en capital imposables.

Le prix de base rajusté d'un billet ou d'un billet de rachat distribué ou émis à un porteur de parts par la Fiducie au moment d'un rachat de parts correspondra à la juste valeur marchande du billet ou du billet de rachat au moment de la distribution ou de l'émission, selon le cas, déduction faite de l'intérêt couru sur celui-ci. Un tel porteur de parts sera tenu d'inclure dans son revenu l'intérêt versé sur le billet ou le billet de rachat (y compris l'intérêt qui lui revient jusqu'à la date à laquelle il a acquis le billet) conformément aux dispositions de la Loi de l'impôt. Si un porteur de parts est tenu d'inclure dans son revenu l'intérêt couru qui lui revient jusqu'à la date à laquelle il a acquis le billet, il lui sera peut-être possible de se prévaloir d'une déduction compensatoire.

Porteurs de titres non résidents du Canada

La présente partie du sommaire s'applique au porteur de titres qui, aux fins de la Loi de l'impôt et à tous les moments pertinents, n'est pas un résident du Canada ou réputé l'être, n'utilise ni ne détient, et n'est pas réputé utiliser ou détenir, des titres dans le cadre de l'exploitation d'une entreprise au Canada et n'est pas un assureur qui exploite ou qui est réputé exploiter une entreprise d'assurance au Canada ou ailleurs (un « **non-résident** »).

Reçus de souscription

Aucun gain ni perte ne sera réalisé ou subie par un porteur au moment de l'émission d'une part aux termes d'un reçu de souscription. Toutefois, si l'acquisition est réalisée avant l'heure de résiliation, le porteur d'un reçu de souscription non-résident, en plus de recevoir une part en échange de celui-ci, aura le droit de recevoir une somme correspondant aux distributions qu'il aurait reçues sur cette part si celle-ci lui avait été émise à la date de clôture du présent placement. Bien que sa nature ne soit pas complètement claire, ce paiement pourrait être assujetti à la retenue d'impôt canadien au taux de 25 %, et la Fiducie entend retenir

cette somme sur tout paiement qu'elle effectuera. Les non-résidents devraient consulter leurs conseillers quant à la façon de traiter ce paiement.

Si la clôture de l'acquisition ne survient pas avant l'heure de résiliation ou si l'acquisition prend fin auparavant, le porteur de reçus de souscription qui n'est pas ni n'est réputé être un résident du Canada sera assujetti à la retenue d'impôt sur sa quote-part dans l'intérêt sur les fonds entiercés qui lui est versée ou créditée, au taux de 25 %, à moins que ce taux ne soit réduit par les dispositions d'une convention fiscale entre le Canada et le territoire de résidence du non-résident. Le porteur de parts résident des États-Unis aux fins de la *Convention Canada – États-Unis en matière d'impôts* (la « **convention fiscale avec les États-Unis** ») pourra en règle générale faire ramener le taux de la retenue d'impôt à 10 % du montant de l'intérêt versé ou crédité. Dans la mesure où les fonds entiercés sont investis dans des obligations émises ou garanties par le gouvernement du Canada, l'intérêt sur celles-ci qui est versé ou crédité au porteur de reçus de souscription non-résident au titre, en guise ou en règlement de cet intérêt, ne sera pas assujetti à la retenue d'impôt au Canada.

La disposition réelle ou réputée d'un reçu de souscription par un non-résident ne sera pas assujettie à l'impôt en vertu de la Loi de l'impôt, dans la mesure où les parts devant être émises aux termes de celle-ci à un porteur en particulier (y compris les parts émises aux termes des reçus de souscription) ne constituent pas des « biens canadiens imposables », tel qu'il est décrit à la rubrique « Porteurs de titres non résidents du Canada – Parts ».

Débentures

L'intérêt versé ou crédité, ou réputé versé ou crédité (y compris les primes payables au moment des remboursements et l'intérêt couru à l'égard des ventes ou des transferts décrits ci-dessous), à un porteur non-résident de débentures, de billets ou de billets de rachat sera généralement assujetti à la retenue d'impôt canadien au taux de 25 %, à moins que ce taux ne soit réduit conformément à une convention fiscale applicable. Le taux de la retenue est réduit à 10 % si l'intérêt est versé ou crédité, ou réputé versé ou crédité, à des porteurs non résidents de débentures, de billets ou de billets de rachat qui sont des résidents américains aux fins de la convention fiscale avec les États-Unis. L'intérêt couru ou impayé qui découle d'un transfert ou d'une vente de débentures effectué par un porteur non-résident sera considéré, dans certaines circonstances, comme de l'intérêt reçu par ce porteur et sera assujetti à la retenue d'impôt canadien, comme il est décrit dans les présentes, et le vendeur ou le cessionnaire sera tenu de retenir et de remettre cet impôt de la manière prescrite par la Loi de l'impôt.

L'intérêt versé ou crédité, ou réputé versé ou crédité, à un non-résident sur un billet ou un billet de rachat sera généralement assujetti à la retenue d'impôt canadien de 25 %, à moins que ce taux ne soit réduit en vertu des dispositions d'une convention fiscale applicable. Le taux de la retenue est généralement réduit à 10 % si cet intérêt est versé ou crédité, ou réputé être versé ou crédité, à des non-résidents qui sont des résidents des États-Unis aux fins de la convention fiscale avec les États-Unis.

Si un porteur non-résident dispose d'une débenture, il ne sera généralement pas tenu de payer de l'impôt en vertu de la Loi de l'impôt pour les mêmes raisons que celles dont il est question ci-après si les parts que détient un porteur en particulier (y compris celles acquises au moment d'une conversion ou d'un remboursement de débentures) ne constituent pas des « biens canadiens imposables » comme il est décrit à la rubrique « Porteurs de titres non résidents du Canada – Parts », sauf si la disposition est en faveur d'un résident du Canada et qu'une partie du produit est réputée être de l'intérêt. Cet intérêt est généralement assujetti à une retenue d'impôt canadien, comme il est décrit ci-dessous.

Le calcul du montant d'intérêt qui est réputé avoir été versé au moment d'un transfert de débentures est complexe et, dans certaines circonstances, obscur. Les vendeurs ou les cédants de débentures devraient consulter leurs fiscalistes pour savoir si l'obligation de retenue s'applique à eux.

Parts

Si la Fiducie verse ou crédite, ou est réputée verser ou créditer, une somme à un porteur de parts non-résident sur son revenu, la somme en question sera assujettie à la retenue d'impôt canadien de 25 %, à moins que ce taux ne soit réduit conformément à une convention fiscale applicable. Le taux de la retenue est réduit à 15 % si ces distributions sont versées ou créditées, ou réputées versées ou créditées, à des porteurs de parts non résidents qui sont des résidents américains aux fins de la convention fiscale avec les États-Unis.

Aux termes de certaines modifications proposées comprises dans le budget, la Fiducie sera tenue de maintenir un compte distinct (le « **compte de distribution de gains provenant de BCI** ») auquel elle versera ses gains en capital nets découlant de la disposition, après le 22 mars 2004, de « biens canadiens imposables » et dont elle déduira les pertes découlant de cette disposition et les distributions qu'elle désigne comme étant des gains en capital. Les sommes que la Fiducie verse à un porteur de parts non-résident et qu'elle désigne comme étant des gains en capital seront assujetties à une retenue d'impôt canadienne au même taux que le sont les distributions sur son revenu dans la mesure où le solde de son compte de distributions de gains provenant de BCI est positif.

Également aux termes des modifications proposées, prenant effet à l'égard des distributions ultérieures à 2004, si la valeur des parts est considérée comme étant principalement attribuable à des biens immeubles situés au Canada, toutes les distributions faites par la Fiducie qui ne seraient pas par ailleurs assujetties à une retenue d'impôt, comme il est décrit ci-dessus, pourraient être assujetties à une retenue d'impôt canadienne spéciale de 15 % du montant de la distribution. Cette retenue d'impôt, le cas échéant, peut être remboursée dans certaines circonstances si le porteur dispose de parts qui lui occasionnent une perte, sous réserve des dispositions détaillées des modifications proposées. Il n'est pas certain que cette retenue d'impôt spéciale s'appliquera aux distributions faites par la Fiducie. Les modifications proposées du budget n'étant pas sous forme législative, il n'est pas clair si la Fiducie sera assujettie à ces dispositions.

Un gain en capital réalisé par un porteur de parts non-résident au moment de la disposition réelle ou réputée d'une part ne sera pas assujetti à l'impôt en vertu de la Loi de l'impôt, à la condition que la part ne constitue pas un « bien canadien imposable » pour ce porteur. Les parts d'un porteur de parts non-résident ne constituent généralement pas des « biens canadiens imposables » en vertu de la Loi de l'impôt, sauf si a) à quelque moment que ce soit pendant la période de 60 mois précédant immédiatement la disposition des parts, au moins 25 % des parts émises, ou des droits d'acquisition d'au moins 25 % des parts émises (y compris les droits découlant de reçus de souscription ou de débentures), appartenaient au porteur en question, à des personnes avec lesquelles il avait un lien de dépendance ou à une combinaison de ces personnes ou b) les parts de fiducie du porteur de parts non-résident sont par ailleurs réputées être des biens canadiens imposables. Le porteur de parts non-résident calcule généralement le prix de base rajusté de ses parts selon les mêmes règles que celles qui s'appliquent aux résidents canadiens.

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, cela pourrait avoir des conséquences fiscales défavorables pour les porteurs de parts non résidents qui acquièrent une participation dans celle-ci.

Régime fiscal de la Fiducie

Selon les déclarations faites aux conseillers juridiques par la Société, la Fiducie est actuellement admissible à titre de « fiducie d'investissement à participation unitaire » et de « fiducie de fonds commun de placement » au sens de la Loi de l'impôt et le sera à la date de clôture du présent placement et le présent sommaire présume qu'elle demeurera admissible à ces titres pendant toute son existence. Pour que la Fiducie soit admissible à titre de fiducie de fonds commun de placement en vertu de la Loi de l'impôt, elle doit généralement remplir certaines conditions factuelles durant toute son existence. Premièrement, elle ne doit pas avoir été établie ni être maintenue à quelque moment que ce soit principalement au profit de personnes qui sont des non-résidents du Canada aux fins de la Loi de l'impôt. Deuxièmement, elle doit compter au moins 150 porteurs de parts dont chacun est propriétaire d'au moins une « tranche » de parts, ces parts ayant une juste valeur marchande globale d'au moins 500 $. Dans ce cas-ci, une « tranche » de parts désigne généralement 100 parts si la juste valeur marchande d'une part est inférieure à 25 $. Troisièmement, la Fiducie est tenue de limiter ses activités au placement de ses fonds dans des biens (autre que des biens immeubles ou des intérêts dans des biens immeubles) et à l'acquisition, à la détention, à l'entretien, à l'amélioration, à la location et à la gestion de biens immeubles (ou d'intérêts dans des biens immeubles) qui sont des immobilisations pour la Fiducie.

Si la Fiducie n'était plus admissible à titre de fiducie de fonds commun de placement, les considérations fiscales applicables à la Fiducie et aux porteurs de titres seraient considérablement différentes, à certains égards, de celles décrites dans le présent sommaire.

Imposition de la Fiducie

La Fiducie est assujettie à l'impôt au cours de chaque année d'imposition sur son revenu annuel, y compris les gains en capital imposables réalisés nets, déduction faite de la partie de ceux-ci qui est versée ou qui doit l'être au cours de l'année aux porteurs de parts (que ce soit en espèces ou en parts) et qui est déduite par la Fiducie aux fins du calcul de son revenu aux fins de la Loi de l'impôt. Une somme sera considérée comme payable à un porteur de parts au cours d'une année d'imposition uniquement si elle lui est versée au cours de l'année par la Fiducie ou si le porteur de parts a le droit, au cours de l'année en question, d'exiger le paiement de cette somme. L'année d'imposition de la Fiducie correspond à l'année civile.

La Fiducie est tenue d'inclure dans son revenu de chaque année d'imposition toutes les sommes qu'elle doit toucher au cours de l'année relativement aux redevances qu'elle détient, y compris la PBN. La Fiducie est également tenue d'inclure dans son revenu la totalité de l'intérêt, y compris l'intérêt sur la dette des filiales en exploitation, qui lui revient jusqu'à la fin de l'année, ou qu'elle peut recevoir ou qu'elle reçoit avant la fin de l'année, sauf dans la mesure où cet intérêt a été inclus dans le calcul de son revenu d'une année d'imposition antérieure, ainsi que les distributions faites par HST et Harvest Breeze Trust No.2. À la condition que la Fiducie fasse les attributions appropriées, tous les dividendes qu'elle aurait dû inclure par ailleurs dans son revenu à titre de dividendes reçus à l'égard des actions dont elle est propriétaire seront réputés avoir été reçus par les porteurs de parts et non par la Fiducie.

La Fiducie a le droit de se prévaloir de déductions annuelles relativement aux frais administratifs raisonnables qu'elle a engagés dans le cadre de son exploitation courante. La Fiducie a le droit de déduire une partie des frais qu'elle a engagés dans le cadre de l'émission de titres. Le montant de ces frais d'émission déductibles par la Fiducie au cours d'une année d'imposition correspond à 20 % de ces frais, calculés proportionnellement pour les années d'imposition abrégées, dans la mesure où la Fiducie ne les a pas déduits aux fins du calcul de son revenu d'une année d'imposition antérieure. De manière générale, la Fiducie sera en mesure de déduire l'intérêt qui a été versé ou qui est payable sur les débentures à 9 %, le billet de financement provisoire, les billets de financement provisoire par capitaux propres et les débentures. L'intérêt sur les billets de rachat pourrait ne pas être déductible par la Fiducie. La Fiducie peut également déduire, aux fins du calcul de son revenu de toutes provenances d'une année d'imposition, une somme ne dépassant pas 10 %, de façon dégressive, de son compte de frais à l'égard de biens canadiens relatifs au pétrole et au gaz (les « **FBCPG** ») cumulatifs à la fin de l'année en question, calculés proportionnellement pour les années d'imposition abrégées. Les conseillers juridiques ont été informés que le coût de la PBN avait été ajouté au compte de FBCPG cumulatifs de la Fiducie. À la condition que la PBN constitue un « avoir minier canadien », si, par suite de la vente d'une propriété par une filiale en exploitation et de l'extinction de la PBN connexe, la Fiducie peut toucher un produit de disposition au cours d'une année d'imposition, le montant de ce produit (le « **produit de disposition de la redevance** ») devra être déduit du solde du compte de FBCPG cumulatifs de la Fiducie calculé par ailleurs. Si la totalité ou une partie du produit de disposition de la redevance pouvant être touché au cours d'une année d'imposition est utilisée au cours de l'année en question par la Fiducie dans le but d'acquérir des droits de redevance pétroliers et gaziers supplémentaires visant un ou plusieurs « avoirs miniers canadiens », au sens de la Loi de l'impôt, la somme ainsi utilisée sera ajoutée, au cours de l'année en question, à son compte de FBCPG cumulatifs. Si, compte tenu de tous les ajouts et de toutes les déductions effectués au cours d'une année d'imposition, le solde du compte de FBCPG cumulatifs de la Fiducie est négatif à la fin de cette année d'imposition, ce solde sera inclus dans le revenu de la Fiducie pour cette année. Des modifications récentes à la Loi de l'impôt précisent que la PBN ne constituera un « avoir minier canadien » que si, en général, 90 % et plus du revenu qui en découle provient de la production.

Sous réserve des remarques ci-dessous, la Fiducie peut déduire dans le calcul de son revenu d'une année une « déduction relative aux ressources » calculée par rapport à son « bénéfice modifié relatif à des ressources » calculé conformément au règlement et une partie des droits destinés à la Couronne qu'elle a payés ou remboursés à l'égard de la PBN. En général, le bénéfice modifié relatif à des ressources de la Fiducie correspond au revenu qu'elle tire des redevances, déduction faite des sommes déduites dans le calcul de son revenu autres que les déductions relatives à ses FBCPG cumulatifs, les intérêts débiteurs et toute somme déduite dans le cadre des distributions versées aux porteurs de parts. Selon des modifications récentes apportées à la Loi de l'impôt, la déduction relative aux ressources sera éliminée graduellement et la déductibilité des droits destinés à la Couronne sera mise en vigueur graduellement à compter de 2003. Après 2006, la déduction relative aux ressources sera éliminée et les droits destinés à la Couronne seront entièrement déductibles.

Aux termes de l'acte de fiducie, une somme correspondant à la totalité du revenu de redevance, d'intérêt et de dividendes de la Fiducie pour chaque année, ainsi que les parties imposable et non imposable des gains en capital réalisés par la Fiducie au cours de l'année en question (déduction faite des frais de la Fiducie, y compris l'intérêt sur les débentures à 9 %, le billet de financement provisoire, les billets de financement provisoire par capitaux propres et les débentures et les sommes, s'il y a lieu, qui doivent être conservées dans le but de payer l'impôt de la Fiducie), seront payables aux porteurs de parts. Le produit de disposition de la redevance sera également payable aux porteurs de parts dans la mesure où il crée un solde négatif du compte de FBCPG cumulatifs de la Fiducie au 31 décembre de l'année en question. Sous réserve des exceptions décrites ci-après, toutes les sommes payables aux porteurs de parts seront versées au moyen de distributions en espèces.

Conformément à l'acte de fiducie, la Fiducie peut affecter le revenu qu'elle touche au financement des rachats de parts contre espèces. En outre, il est possible que le revenu touché par la Fiducie soit affecté au remboursement du capital des dettes impayées (y compris les débentures et les billets de rachat). Par conséquent, le revenu ainsi utilisé ne sera pas payable aux porteurs des parts de fiducie au moyen de distributions en espèces, mais il pourrait plutôt l'être sous forme de parts de fiducie supplémentaires pour que la Fiducie ne paie pas d'impôt à son égard.

Aux fins de la Loi de l'impôt, les conseillers juridiques ont été informés que la Fiducie entend déduire, aux fins du calcul de son revenu, le montant intégral qu'elle peut déduire au cours de chaque année dans la mesure de son revenu de l'année calculé par ailleurs. En conséquence, il est prévu que la Fiducie n'aura pas beaucoup d'impôt à payer en vertu de la Loi de l'impôt.

ADMISSIBILITÉ À DES FINS DE PLACEMENT

De l'avis des conseillers juridiques, d'après les déclarations de la Société et de la Fiducie relativement à certaines questions de fait, et compte tenu des réserves et des hypothèses dont il est question à la rubrique « Considérations fiscales fédérales canadiennes », à la date de clôture, les reçus de souscription, les débentures et les parts de fiducie pouvant être émises aux termes des reçus de souscription ou au moment de la conversion ou du remboursement ou à l'échéance des débentures constitueront des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite (« **REER** »), des fonds enregistrés de revenu de retraite (« **FERR** »), des régimes de participation différée aux bénéfices (sauf, en ce qui a trait aux débentures, une fiducie régie par un régime de participation différée aux bénéfices auquel la Fiducie ou une société par actions avec laquelle la Fiducie a un lien de dépendance au sens de la Loi de l'impôt cotise) (« **RPDB** ») et des régimes enregistrés d'épargne-études (« **REEE** ») en vertu de la Loi de l'impôt (collectivement, les « **régimes à imposition reportée** ») en vigueur à la date des présentes. Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les reçus de souscription, les débentures et les parts pouvant être émises aux termes des reçus de souscription ou au moment de la conversion ou du remboursement ou à l'échéance des débentures cesseront de constituer des placements admissibles pour les régimes à imposition reportée. Si un régime à imposition reportée acquiert ou détient des biens qui ne constituent pas des placements admissibles, cela pourrait avoir des répercussions fiscales défavorables sur le régime en question ou le rentier de celui-ci.

Il n'est pas certain que la Fiducie serait une « fiducie de revenu d'entreprise » ou que les parts constitueraient un « bien de placement restreint », comme il est décrit dans les modifications proposées annoncées dans le budget. Aux termes de cette proposition, certains épargnants, y compris les fonds ou les régimes de pension agréés et les sociétés de gestion de pension, mais non les régimes à imposition différée, devaient être assujettis à une pénalité fiscale, à compter de 2005, à l'égard des biens de placement restreints et des parts de fiducie de revenu d'entreprise qu'ils détenaient en excédent des limites prescrites dans le budget. Le 18 mai 2004, le ministre des Finances du Canada a annoncé que cette proposition du budget serait différée afin de permettre la tenue d'autres consultations. Voir « Considérations fiscales fédérales canadiennes ».

La Société a avisé les conseillers juridiques que le coût indiqué des biens étrangers de la Fiducie a toujours été et continuera d'être inférieur à 30 % du coût indiqué de la totalité des biens de la Fiducie et, par conséquent, dans la mesure où la Fiducie est admissible à titre de fiducie de fonds commun de placement, les reçus de souscription, les débentures et les parts pouvant être émises aux termes des reçus de souscription et au moment de la conversion ou du remboursement ou à l'échéance des débentures ne constitueront pas des biens étrangers aux fins de la Loi de l'impôt.

Voir également « Facteurs de risque – Admissibilité à des fins de placement; statut de fiducie de fonds commun de placement ».

De l'avis des conseillers juridiques, d'après les lois en vigueur à la date des présentes, les dispositions des lois énumérées ci-dessous n'empêcheraient pas les compagnies, les sociétés par actions, les régimes de retraite ou les personnes inscrites en vertu de ces lois ou régies par ces lois d'investir dans les reçus de souscription, dans les débentures et dans les parts, sous réserve des normes ou critères de placement prudent ou, s'il y a lieu, des politiques, lignes directrices ou objectifs en matière de placement qui ont été déposés, lorsque cela était exigé, auprès des organismes de réglementation compétents, et des dispositions générales en matière de placement des lois en question :

Loi sur les sociétés d'assurances (Canada);
Loi sur les sociétés de fiducie et de prêt (Canada);
Loi sur les associations coopératives de crédit (Canada);
Loi de 1985 sur les normes de prestation de pension (Canada);
Loan and Trust Corporations Act (Alberta);
Employment Pension Plans Act (Alberta);
Financial Institutions Act (Colombie-Britannique);
The Pension Benefits Act, 1992 (Saskatchewan);
Loi sur les assurances (Manitoba)
Loi sur les fiduciaires (Manitoba);
Loi sur les prestations de pension (Manitoba);
Loi sur les régimes de retraite (Ontario);
Loi sur les sociétés de prêt et de fiducie (Ontario);
Loi sur les assurances (Québec) (à l'égard des assureurs autres que des corporations de fonds de garantie);
Loi sur les sociétés de fiducie et les sociétés d'épargne (Québec) (pour les sociétés de fiducie qui investissent leurs propres fonds et les dépôts qu'elles reçoivent et les sociétés d'épargne qui investissent leurs fonds);
Loi sur les régimes complémentaires de retraite (Québec).

FACTEURS DE RISQUE

Un placement dans les reçus de souscription, les parts et les débentures comporte certains risques. Les épargnants devraient évaluer soigneusement les facteurs de risque suivants ainsi que ceux qui sont décrits dans la notice annuelle, qui est intégrée aux présentes par renvoi.

Introduction

La Fiducie est une fiducie à vocation restreinte qui dépend entièrement de l'exploitation et de l'actif des filiales en exploitation du fait qu'elle est propriétaire des actions ordinaires de la Société, des billets et de la PBN. Par conséquent, la Fiducie est tributaire de la capacité de la Société de respecter ses obligations en matière de remboursement du capital des billets et du versement de l'intérêt sur ceux-ci et de générer des paiements à la Fiducie aux termes de la PBN ainsi que de la capacité de Harvest Breeze Trust No. 1 et de Harvest Breeze Trust No. 2 de distribuer le revenu sur leurs parts. Le revenu de la Fiducie provient de la production de pétrole et de gaz naturel des avoirs miniers canadiens existants et des propriétés dont la Société fera l'acquisition par la suite ainsi que des nouvelles propriétés, et il est assujetti aux risques et aux incertitudes inhérents au secteur pétrolier et gazier. Si les réserves de pétrole et de gaz naturel liées aux avoirs miniers canadiens des filiales en exploitation ne sont pas accrues par d'autres travaux de mise en valeur ou par l'acquisition de propriétés pétrolifères et gazéifères supplémentaires, la capacité des filiales en exploitation de remplir leurs obligations envers la Fiducie pourrait être compromise. Les porteurs de parts et les porteurs de parts éventuels devraient examiner attentivement les renseignements donnés dans le présent prospectus simplifié ou dans les documents qui y sont intégrés par renvoi et, en particulier, les facteurs de risque suivants.

Échec possible de la matérialisation des avantages prévus des acquisitions

Depuis juillet 2002, la Fiducie a réalisé un certain nombre d'acquisitions et projette de réaliser l'acquisition afin de renforcer sa situation dans le secteur du pétrole et du gaz naturel et de susciter la possibilité de concrétiser certains avantages, notamment des économies de coûts éventuelles. La matérialisation des avantages de ces acquisitions et de celles que la Fiducie pourrait réaliser à l'avenir dépendra en partie de la réussite du regroupement des fonctions et de l'intégration opportune et efficace des activités, des méthodes et du personnel, ainsi que de la capacité de la Fiducie de tirer profit des possibilités de croissance et des synergies attendues du regroupement des entreprises et des activités acquises et de celles des filiales en exploitation. L'intégration des entreprises acquises exige beaucoup d'efforts, de temps et de ressources de la part de la direction, qui pourrait ainsi ne plus être en mesure de consacrer son attention et ses ressources à d'autres occasions stratégiques et aux questions relatives à l'exploitation au cours de ce processus. Le processus d'intégration pourrait entraîner la perte d'employés clés et la perturbation des relations d'affaires et des liens avec les clients et les employés, ce qui pourrait nuire à la capacité de la Fiducie de concrétiser les avantages attendus de ces acquisitions et des acquisitions futures.

Impossibilité éventuelle de réaliser l'opération

L'acquisition est assujettie au risque commercial habituel de ne pas être réalisée ou de ne pas l'être selon les modalités qui ont été négociées. Si la clôture de l'acquisition n'a pas lieu avant l'heure de résiliation, l'agent d'entiercement et la Fiducie remettront aux porteurs de reçus de souscription, au plus tard le deuxième jour ouvrable suivant l'heure de résiliation, une somme correspondant au prix d'émission de ceux-ci ainsi que la quote-part de ces porteurs dans l'intérêt sur les fonds entiercés.

Environ 5 % des nouvelles propriétés devant être acquises par la Fiducie dans le cadre de l'acquisition sont assujetties à des « droits de premier refus » en faveur de tiers. Si ces droits sont exercés, les propriétés et les éléments d'actif visés seront acquis dans le cadre de l'acquisition et la Fiducie transférera ces propriétés aux titulaires des droits de premier refus et conservera les fonds tirés de la vente de ces propriétés.

Risques liés à l'exploitation et aux réserves inhérents aux nouvelles propriétés

Les facteurs de risque qui sont présentés dans la notice annuelle de la Fiducie et dans le présent prospectus simplifié quant aux activités pétrolières et gazières ainsi qu'à l'exploitation et aux réserves de la Fiducie s'appliquent de la même façon aux nouvelles propriétés que la Fiducie est en voie d'acquérir dans le cadre de l'acquisition. Plus particulièrement, les données sur les réserves et la récupération qui figurent dans le rapport McDaniel et le rapport GLJ portant sur les nouvelles propriétés ne sont que des estimations; la production réelle et les réserves finales des propriétés pourraient être supérieures ou inférieures aux estimations qui figurent dans ce rapport.

Marché pour les titres

Il n'y a actuellement aucun marché par l'entremise duquel les reçus de souscription ou les débentures peuvent être vendus et les acquéreurs pourraient ne pas être en mesure de revendre les reçus de souscription ou les débentures qu'ils auront acquis dans le cadre du présent prospectus simplifié. Il n'est pas assuré qu'un marché de négociation actif se matérialisera pour les reçus de souscription ou les débentures une fois le présent placement réalisé ni, le cas échéant, qu'il se maintiendra au prix d'émission.

Dettes de rang supérieur, absence de protection dans l'acte de fiducie

Les débentures seront subordonnées à toutes les dettes de premier rang et à toutes les dettes des créanciers de la Fiducie. Les débentures seront en outre subordonnées dans les faits aux réclamations des créanciers des filiales de la Fiducie, sauf dans la mesure où cette dernière est un créancier de ces filiales de rang au moins égal à celui de ces autres créanciers.

L'acte ne restreindra pas la capacité de la Fiducie de contracter d'autres dettes (y compris des dettes de premier rang) ou de verser des distributions. L'acte ne contient aucune disposition expressément destinée à protéger les porteurs des débentures en cas d'opérations par emprunt futures auxquelles la Fiducie pourrait participer, à l'exception d'une restriction portant sur l'émission de débentures convertibles supplémentaires de rang égal faisant en sorte que la totalité des débentures convertibles émises et en circulation ne peut excéder 25 % de la capitalisation boursière totale de la Fiducie. Toutefois, l'acte de fiducie, entre autres choses, restreint le degré d'endettement de la Fiducie, prévoit des directives en matière de placement et d'exploitation, rend obligatoire le versement de distributions et stipule la nature des activités que celle-ci peut exercer.

Modifications futures des normes comptables applicables aux débentures convertibles

Le 3 novembre 2003, le Conseil des normes comptables de l'Institut Canadien des Comptables Agréés a approuvé une modification des normes comptables applicable aux titres d'emprunt convertibles, comme les débentures, les débentures à 9 % et les billets de financement provisoire par capitaux propres. Les nouvelles normes exigent que les sommes impayées aux termes des débentures, des débentures à 9 % et des billets de financement provisoire par capitaux propres soient classées dans le passif et que les intérêts débiteurs connexes soient pris en compte à ce titre dans le calcul du bénéfice net. Les nouvelles normes s'appliquent aux périodes commençant à compter du 1er novembre 2004. La Fiducie estime que, si cette modification était appliquée à l'exercice terminé le 31 décembre 2003 et au trimestre terminé le 31 mars 2004, cela réduirait le bénéfice net pro forma d'environ 14,2 M$ et 3,6 M$, respectivement, en supposant l'émission des débentures et la levée de l'option des preneurs fermes.

Rachat de parts

Il est prévu que le droit au rachat afférent aux parts ne constituera pas le mécanisme principal permettant aux porteurs de parts d'aliéner leurs parts. Les billets (ou les billets de rachat), qui peuvent être distribués en nature aux porteurs de parts dans le cadre d'un rachat, ne seront pas inscrits en bourse et on ne prévoit pas qu'un marché se matérialisera à leur égard. Les billets (ou les billets de rachat) pourraient ne pas constituer des placements admissibles pour les fiducies régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite et des régimes de participation différée aux bénéfices, selon les circonstances à ce moment-là.

Estimation des réserves

Les données sur les réserves et la récupération figurant dans les rapports des ingénieurs indépendants qui sont intégrés par renvoi au présent prospectus simplifié ne sont que des estimations; la production réelle et les réserves finales des propriétés pourraient être supérieures ou inférieures aux estimations. En outre, les estimations des réserves probables pourraient devoir être révisées selon les stratégies de mise en valeur qui seront employées pour prouver ces réserves. Les réserves estimatives peuvent également subir l'incidence de la fluctuation du prix du pétrole et du gaz naturel. Le déclin des réserves des filiales en exploitation qui ne sera pas compensé par l'acquisition ou la mise en valeur de réserves supplémentaires pourrait réduire la valeur sous-jacente des parts pour les porteurs de parts.

Volatilité du prix du pétrole et du gaz naturel

Les résultats d'exploitation et la situation financière de la Fiducie sont tributaires du prix auquel les filiales en exploitation vendent leur production de pétrole et de gaz naturel. Le prix du pétrole et du gaz naturel a fluctué considérablement au cours des dernières années. Il est déterminé par des facteurs relatifs à l'offre et à la demande, y compris les conditions climatiques et la conjoncture économique générale ainsi que la situation économique, politique et autre qui prévaut dans d'autres régions pétrolières et gazières, qui sont tous indépendants de la volonté de la Fiducie. La baisse éventuelle du prix du pétrole et du gaz naturel pourrait avoir une incidence défavorable sur la situation financière de la Fiducie et, par conséquent, sur le revenu distribuable aux porteurs de parts ainsi que sur la valeur future des réserves de la Fiducie établie par les évaluateurs indépendants.

Fluctuation du cours du change et des taux d'intérêt

Le cours du change du dollar canadien par rapport au dollar américain a augmenté de manière marquée au cours des 12 derniers mois; par conséquent, la Fiducie touche une somme moins élevée, en dollars canadiens, à l'égard de sa production, ce qui pourrait avoir une incidence sur les distributions futures. La Société a mis en œuvre certains contrats de couverture afin d'atténuer ces risques. La fluctuation future du cours du change du dollar canadien par rapport au dollar américain pourrait avoir une incidence sur les distributions futures et sur la valeur future des réserves de la Fiducie établie par des évaluateurs indépendants.

En outre, la fluctuation des taux d'intérêt pourrait entraîner une augmentation considérable de la somme que la Fiducie consacre au service de la dette, ce qui pourrait réduire les distributions aux porteurs de parts.

Modifications législatives

Il n'est pas certain que les lois en matière d'impôt sur le revenu et les programmes incitatifs gouvernementaux relatifs à la Fiducie ou au secteur pétrolier et gazier en général, comme le régime fiscal des fiducies de fonds commun de placement, ne seront pas modifiés d'une façon qui aurait un effet défavorable sur les porteurs de parts.

Admissibilité à des fins de placement; statut de fiducie de fonds commun de placement

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les reçus de souscription, les débentures et les parts ne constitueront plus des placements admissibles pour les régimes à imposition différée. Si, à la fin d'un mois donné, un régime à imposition différée détient des reçus de souscription, des débentures ou des parts qui ne constituent pas des placements admissibles, il devra payer de l'impôt en vertu de la partie XI.1 de la Loi de l'impôt, à l'égard de ce mois, d'un montant correspondant à 1 % de la juste valeur marchande des reçus de souscription, des débentures ou des parts, selon le cas, au moment où il les a acquis. En outre, si une fiducie régie par un REER ou un FERR détient des reçus de souscription, des

débentures ou des parts qui ne constituent pas des placements admissibles, elle deviendra imposable à l'égard de son revenu attribuable aux reçus de souscription, aux débentures ou aux parts, selon le cas, pendant que ces derniers ne constituent pas des placements admissibles, y compris le plein montant de tout gain en capital réalisé au moment de la disposition de reçus de souscription, de débentures ou de parts pendant qu'ils ne constituent pas des placements admissibles. Si une fiducie régie par un REEE détient des reçus de souscription, des débentures ou des parts qui ne sont pas des placements admissibles, l'enregistrement de ce régime pourrait être révoqué. En outre, si la Fiducie cessait d'être admissible à titre de fiducie de fonds commun de placement, cela aurait les conséquences suivantes :

a) Les reçus de souscription, les débentures et les parts deviendraient des biens étrangers aux fins de la Loi de l'impôt;

b) La Fiducie serait imposée sur certains types de revenus distribués aux porteurs de parts, y compris le revenu généré par la PBN qu'elle détient. Le versement de cet impôt pourrait avoir des conséquences défavorables pour certains porteurs de parts, en particulier ceux qui ne sont pas des résidents du Canada ou qui sont des résidents du Canada qui sont par ailleurs exonérés de l'impôt sur le revenu canadien;

c) Les parts, les débentures et les reçus de souscription détenus par des porteurs de parts qui ne sont pas des résidents du Canada deviendraient des biens canadiens imposables. Ces porteurs non résidents seraient assujettis à l'impôt sur le revenu du Canada à l'égard de tous les gains réalisés à la disposition des débentures, des reçus de souscription et des parts qu'ils détiennent.

Questions relatives à l'exploitation

L'exploitation de puits de pétrole et de gaz naturel comporte un certain nombre de risques naturels ou liés à l'exploitation susceptibles de se traduire par des éruptions, des dommages causés à l'environnement ou d'autres conditions imprévues ou dangereuses susceptibles de causer des dommages à la Fiducie et d'entraîner la responsabilité de cette dernière envers des tiers. Les filiales en exploitation souscrivent une assurance responsabilité, lorsque cela est possible, d'un montant conforme aux normes du secteur. Une assurance contre les pertes d'exploitation peut également être souscrite à l'égard de certaines installations, dans la mesure où une telle assurance est offerte. Les filiales en exploitation pourraient être tenues responsables de dommages résultant d'événements contre lesquels elles ne peuvent s'assurer ou contre lesquels elles pourraient décider de ne pas s'assurer en raison du montant élevé des primes ou pour d'autres motifs. Les sommes engagées pour remédier à de tels dommages ou se libérer d'une telle responsabilité auront un effet défavorable sur la situation financière de la Fiducie et, par conséquent, sur le revenu distribuable aux porteurs de parts. La capacité de la Fiducie de mettre en production ses réserves déclarées de pétrole et de gaz naturel est également assujettie aux problèmes ou événements liés à la géologie, à la technologie, au forage et au traitement que la Fiducie pourrait être incapable de prévoir. Ces questions pourraient avoir une incidence défavorable sur la situation financière et les réserves déclarées de la Fiducie.

La continuité de la production d'une propriété et, dans une certaine mesure, la commercialisation de la production qui en est tirée sont largement tributaires de la compétence de l'exploitant de la propriété. Dans la mesure où l'exploitant ne remplit pas adéquatement ses fonctions, le revenu pourrait diminuer. En général, les paiements relatifs à la production passent par l'exploitant, de sorte que la réception de ces revenus pourrait faire l'objet de retards ou de frais supplémentaires si l'exploitant devenait insolvable. Même si un examen de titres satisfaisant est habituellement effectué conformément aux normes du secteur, cela ne suffit pas à garantir ou à certifier l'absence de vices dans la chaîne de titres; un tel vice pourrait faire en sorte qu'une filiale en exploitation perde ses droits sur certaines propriétés. Dans de telles circonstances, le revenu distribuable pourrait diminuer.

Questions d'ordre environnemental

Le secteur pétrolier et gazier est assujetti à la réglementation en matière d'environnement en vertu des lois locales, provinciales et fédérales. La violation de ces lois pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de remise en état ou de fermeture à l'encontre d'une filiale en exploitation ou de ses propriétés. Ces lois pourraient être modifiées de façon à imposer des normes plus strictes et, éventuellement, des obligations monétaires plus élevées à la Société.

Protocole de Kyoto

Le Canada est l'un des pays signataires de la Convention-cadre des Nations Unies sur les changements climatiques et a ratifié le protocole de Kyoto établi aux termes de celle-ci, qui vise à imposer des cibles juridiquement contraignantes en vue de la réduction des émissions de dioxyde de carbone, de méthane, d'oxyde nitreux et d'autres émissions de ce qu'on appelle les « gaz à effet de serre », à l'échelle nationale. Les installations d'exploration et de production des filiales en exploitation émettent une petite quantité de gaz à effet de serre, qui se dégagent aussi d'autres exploitations et activités de celles-ci, ce qui pourrait assujettir les filiales en exploitation à la législation réglementant les émissions de gaz à effet de serre. Le gouvernement du Canada a lancé le Plan du Canada sur les changements climatiques, qui semble indiquer que d'autres mesures législatives établiront des exigences relatives à la réduction des émissions de gaz à effet de serre dans le cadre de diverses activités industrielles, y compris l'exploration et la production pétrolières et gazières. Ces mesures législatives fédérales futures, ainsi que les exigences provinciales relatives à la réduction des émissions, telles que les exigences proposées dans le projet de loi 32 de l'Alberta, intitulé *Climate Change and Emissions Management Act*, pourraient exiger la réduction des émissions produites par les installations et les activités des filiales en exploitation, ou de l'intensité de ces émissions. Les coûts directs et indirects qui devront être engagés pour se conformer à ces règlements pourraient avoir une incidence défavorable sur les activités des filiales en exploitation.

Service de la dette

Les sommes versées sur le capital de la dette contractée à l'égard des propriétés des filiales en exploitation et l'intérêt sur celle-ci entraîneront une diminution du revenu distribuable. La fluctuation des taux d'intérêt et les remboursements de capital prévus pourraient modifier considérablement la somme devant être affectée au service de la dette avant le versement du revenu distribuable. Certains engagements des conventions conclues avec les prêteurs des filiales en exploitation pourraient également limiter les distributions versées à la Fiducie. Bien que la Société estime que les facilités de crédit des filiales en exploitation seront suffisantes pour répondre aux besoins immédiats de celles-ci, il n'est pas certain que ce montant suffira à satisfaire leurs obligations financières futures ni que des fonds supplémentaires pourront être obtenus.

Les banques des filiales en exploitation détiennent une garantie sur la quasi-totalité de l'actif de celles-ci. Si les filiales en exploitation deviennent incapables de régler le coût du service de la dette ou sont autrement en défaut, par exemple en cas de faillite, le prêteur pourra saisir ou vendre les propriétés. Voir aussi « – Subordination structurelle des parts » ci-dessous.

Subordination structurelle des parts

En cas de faillite, de liquidation ou de restructuration de la Société ou de l'une ou l'autre des autres filiales en exploitation, les porteurs de la dette des filiales en exploitation et les fournisseurs de celles-ci auront généralement droit au règlement de leurs créances au moyen de l'actif de la Société et des autres filiales en exploitation, avant que quelque partie de l'actif en question puisse être distribué à la Fiducie (y compris aux termes des billets). Les parts sont donc effectivement subordonnées à la dette bancaire et à la plupart des autres dettes (y compris les comptes fournisseurs) de la Société et des autres filiales en exploitation. Ni la Société ni aucune des autres filiales en exploitation n'est limitée dans sa capacité de contracter des dettes garanties ou non garanties.

Retard dans la réception des sommes en espèces

En plus des retards habituels pouvant se produire dans les paiements effectués par les acheteurs de pétrole et de gaz naturel aux exploitants des propriétés des filiales en exploitation et par l'exploitant à celles-ci, ces paiements peuvent également être retardés en raison de restrictions imposées par les prêteurs, de retards dans la vente ou la livraison de produits, de retards dans le raccordement de puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés dans le cadre de l'exploitation des propriétés des filiales en exploitation ou de la constitution de provisions par l'exploitant à l'égard de tels frais.

Dépendance à l'endroit de la haute direction

Les porteurs de parts sont tributaires de la haute direction et du conseil d'administration de la Société relativement à toutes les facettes de la gestion des questions liées aux filiales en exploitation et à leurs propriétés et à toutes les questions importantes liées à la Fiducie.

Épuisement des réserves

La Fiducie présente certaines caractéristiques uniques qui la distinguent des autres membres du secteur pétrolier et gazier. Les distributions sur le revenu distribuable relatif aux propriétés des filiales en exploitation, en l'absence d'augmentation du prix des produits ou d'acquisitions ou de travaux de mise en valeur rentables, iront en diminuant au fil du temps parallèlement à la baisse de la production habituelle des réserves de pétrole, de gaz naturel et de LGN. Les filiales en exploitation ne réinvestissent pas les rentrées de fonds de la même façon que les autres membres du secteur. Par conséquent, en l'absence d'injection de capital, les taux de production et les réserves des filiales en exploitation diminueront.

Les réserves et la production de pétrole et de gaz naturel futures des filiales en exploitation, et par conséquent leurs rentrées de fonds, sont largement tributaires du succès obtenu par celles-ci dans l'exploitation de leurs réserves actuelles et l'acquisition de réserves supplémentaires. Sans réserves supplémentaires obtenues au moyen d'acquisitions ou de travaux de mise en valeur, les réserves et la production des filiales en exploitation diminueront graduellement au fil de l'exploitation des réserves.

Il n'est pas certain que les filiales en exploitation réussiront à mettre en valeur ou à acquérir des réserves supplémentaires selon des modalités qui correspondent aux objectifs de placement de la Fiducie.

Financement supplémentaire

Dans la mesure où les sources de capital externes, y compris l'émission de parts supplémentaires, deviennent limitées ou inaccessibles, la capacité de la Fiducie et des filiales en exploitation d'investir les capitaux nécessaires au maintien ou à l'augmentation de leurs réserves de pétrole et de gaz naturel diminuera. Dans la mesure où la Fiducie ou les filiales en exploitation sont obligées d'affecter les rentrées de fonds au financement des dépenses en immobilisations ou à l'acquisition de propriétés, le montant du revenu distribuable reculera.

Concurrence

Tous les aspects du secteur pétrolier et gazier font l'objet d'une forte concurrence. Pour ce qui est de l'acquisition de réserves et du recrutement du personnel technique compétent, la Fiducie et les filiales en exploitation livrent une concurrence énergique à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux leurs.

Remboursement de capital

Les parts n'auront aucune valeur lorsque les réserves provenant des propriétés des filiales en exploitation ne pourront plus être exploitées de façon rentable et, par conséquent, les distributions en espèces ne représentent pas un « rendement » au sens traditionnel du terme, puisqu'elles représentent à la fois un remboursement de capital et un rendement du capital investi.

Conflits d'intérêts éventuels

Il se pourrait que les membres du conseil d'administration de la Société soient administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec la Société et la Fiducie. Il n'est aucunement certain que les possibilités découvertes par ces membres du conseil seront communiquées à la Société et à la Fiducie.

Nature des parts

Les parts ne constituent pas un placement traditionnel dans le secteur pétrolier et gazier et les épargnants ne devraient pas les considérer comme des actions de la Société. Les parts représentent une participation dans la Fiducie. Les porteurs de parts, à ce titre, ne bénéficient pas des droits prévus par la loi qui sont habituellement associés à la propriété d'actions d'une société, y compris, par exemple, le droit d'intenter un recours en cas d'abus ou une action oblique. Les titres de la Société et d'autres filiales en exploitation et d'autres placements dans des titres constituent l'unique actif de la Fiducie. Le prix d'une part est fonction du revenu distribuable prévu, des propriétés acquises par la Société et de la capacité de celle-ci d'obtenir la croissance à long terme de la valeur de la Fiducie. Le cours des parts fluctue en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment les taux d'intérêt et la capacité de la Société d'acquérir des propriétés pétrolifères et gazéifères adéquates. L'évolution de la conjoncture du marché pourrait avoir des conséquences défavorables sur le cours des parts.

Les reçus de souscription, les parts et les débentures ne sont pas des « dépôts » au sens de la *Loi sur la Société d'assurance-dépôts du Canada* et ne sont pas assurés aux termes de cette loi ni d'aucune autre loi. De plus, la Fiducie n'est pas une société de fiducie; elle n'est donc pas inscrite aux termes d'une loi régissant les sociétés de fiducie ou les sociétés de prêt, étant donné qu'elle n'exerce pas et n'a pas l'intention d'exercer les activités d'une société de fiducie.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité relativement à la Fiducie ou à ses obligations et affaires et que, dans l'éventualité où un tribunal attribuerait une telle responsabilité aux porteurs de parts, cette dernière se limitera à l'actif de la Fiducie et ne pourra être satisfaite qu'au moyen de celui-ci. Aux termes de l'acte de fiducie, la Fiducie indemnisera et tiendra quitte chaque porteur de parts des frais, dommages, responsabilités et pertes qu'il pourrait engager ou subir en raison du fait que sa responsabilité n'est pas ainsi limitée.

L'acte de fiducie prévoit également que tous les documents qui sont signés par la Fiducie ou pour son compte doivent prévoir que l'obligation en question ne lie pas les porteurs de parts personnellement. Toutefois, la responsabilité personnelle des porteurs de parts peut également découler de réclamations présentées contre la Fiducie, autres que contractuelles, y compris des actions en responsabilité délictuelle, des créances fiscales et certaines autres responsabilités prévues par la loi. La Fiducie considère comme peu probable qu'une telle responsabilité personnelle soit engagée.

La Fiducie exercera ses activités, en suivant l'avis de ses conseillers juridiques, d'une manière et dans des territoires qui lui permettront de réduire dans la mesure du possible le risque que la responsabilité des porteurs de parts soit engagée à l'égard de réclamations présentées contre la Fiducie.

Voir « Faits nouveaux – Loi sur la responsabilité limitée des porteurs de parts ».

Restrictions sur le droit de propriété des non-résidents

L'acte de fiducie restreint la proportion de parts dont les non-résidents du Canada aux fins de la Loi de l'impôt peuvent être propriétaires. Si le fiduciaire apprend que les propriétaires véritables de 49 % des parts sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, il refusera d'accepter des souscriptions de parts provenant de non-résidents, d'émettre des parts à ceux-ci ou d'inscrire un transfert de parts en leur faveur. Si le fiduciaire établit que la majorité des parts sont détenues par des non-résidents, il pourra exiger que les non-résidents vendent leurs parts ou une partie stipulée de celles-ci dans un délai prescrit d'au moins 60 jours. On trouvera à la rubrique « Porteurs de parts non résidents » de la notice annuelle de la Fiducie des renseignements supplémentaires sur les restrictions applicables au droit de propriété des non-résidents. Des restrictions similaires figurent dans l'acte régissant les débentures. Voir « Description des placements – Débentures – Restriction relative au droit de propriété des non-résidents ».

Imposition

La Fiducie distribuera tout son revenu imposable aux porteurs de parts au cours de chaque année d'imposition. Voir « Considérations fiscales fédérales canadiennes – Imposition de la Fiducie ». Dans la mesure où les déductions de la Fiducie sont insuffisantes pour compenser son revenu imposable, ces sommes seront imposables entre les mains des porteurs de parts et la partie des distributions en espèces versée aux porteurs de parts qui est imposable pourrait être modifiée.

CONTRATS IMPORTANTS

Les contrats importants conclus par la Fiducie dans le cadre du présent placement sont les suivants :

a) la convention relative aux reçus de souscription, dont il est question à la rubrique « Description des placements – Reçus de souscription »;

b) l'acte, dont il est question à la rubrique « Description des placements – Débentures »;

c) la convention de prise ferme, dont il est question à la rubrique « Mode de placement ».

On peut consulter des exemplaires de chacun de ces contrats (pour ce qui est de la convention relative aux reçus de souscription et de l'acte, sous forme de projet avant la clôture) pendant les heures d'ouverture habituelles au bureau de la Fiducie, au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4 jusqu'à l'expiration de la période de 30 jours suivant la date du prospectus simplifié définitif.

LITIGES

Il n'y a aucun litige en cours auquel la Fiducie ou la Société est partie ou qui viserait l'un ou l'autre de leurs biens respectifs et qui présenterait de l'importance pour la Fiducie, et aucun litige de cette nature ne semble imminent.

VÉRIFICATEURS, AGENT DES TRANSFERTS ET AGENT CHARGÉ DE LA TENUE DES REGISTRES

Les vérificateurs de la Fiducie sont KPMG s.r.l., comptables agréés, 205, 5th Avenue S.W., bureau 1200, Calgary (Alberta) T2P 0S7.

Valiant Trust Company, à son bureau principal de Calgary, en Alberta, et de Toronto, en Ontario, est l'agent des transferts et agent chargé de la tenue des registres à l'égard des parts, des reçus de souscription et des débentures.

DROIT DE RÉSOLUTION ET SANCTIONS CIVILES

Les lois établies par diverses autorités législatives au Canada confèrent à l'acquéreur un droit de résolution qui ne peut être exercé que dans les deux jours ouvrables suivant la réception ou la réception présumée du prospectus et des modifications. Ces lois permettent également à l'acquéreur de demander la nullité ou, dans certains cas, des dommages-intérêts par suite d'opérations de placement effectuées avec un prospectus ou des modifications contenant des informations fausses ou trompeuses ou par suite de la non-transmission du prospectus ou des modifications. Toutefois, ces diverses actions doivent être exercées dans des délais déterminés. On se reportera aux dispositions applicables et on consultera éventuellement un conseiller juridique.

En outre, les acquéreurs initiaux de reçus de souscription pourront se prévaloir d'un droit à la nullité contractuel pouvant être exercé au moment où les parts leur sont émises. Voir « Description des placements – Reçus de souscription ».

CONSENTEMENT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

Nous avons lu le prospectus simplifié de Harvest Energy Trust (la « Fiducie ») daté du 19 juillet 2004, relatif à la qualification à la distribution de 8 000 000 de reçus de souscription comportant chacun le droit de recevoir une part de fiducie de la Fiducie ainsi que d'un montant en capital de 80 millions de dollars de débentures subordonnées convertibles non garanties de la Fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soient intégrés par renvoi dans le prospectus simplifié susmentionné :

1. notre rapport daté du 15 avril 2004 au fiduciaire de la Fiducie et aux administrateurs de Harvest Operations Corp. (la « **Société** ») portant sur les états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2003 et pour la période allant du 10 juillet 2002, date de la formation, au 31 décembre 2002;

2. notre rapport daté du 18 septembre 2002 au conseil d'administration de la Société portant sur le tableau vérifié des produits et des charges des Propriétés initiales pour l'exercice terminé le 31 décembre 2001;

3. notre rapport daté du 18 septembre 2002 aux administrateurs de la Société portant sur le tableau vérifié des produits et des charges des Propriétés additionelles pour les exercices compris dans la période de trois ans terminée le 31 décembre 2001;

4. notre rapport daté du 3 octobre 2003 aux administrateurs de la Société portant sur le tableau vérifié des produits et des charges des propriétés Carlyle pour les exercices compris dans la période de trois ans terminée le 31 décembre 2002.

Calgary, Canada
• 2004

(signé) • s.r.l.
Comptables agréés

CONSENTEMENT DES VÉRIFICATEURS

Au Conseil d'administration de Harvest Operations Corp.

Nous avons lu le prospectus simplifié de Harvest Energy Trust (« la fiducie ») daté du 19 juillet 2004 relatif à l'admissibilité du placement de 8 000 000 de reçus de souscription, représentant chacun le droit de recevoir une part de fiducie de la fiducie, et de débentures subordonnées non garanties convertibles d'un capital de 80 millions de dollars de la fiducie. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention des vérificateurs sur des documents de placement.

Nous consentons à ce que soit inclus dans le prospectus simplifié susmentionné notre rapport daté du 19 juillet 2004 destiné au fiduciaire de la fiducie et aux administrateurs de Harvest Operations Corp. et portant sur l'état des produits, des redevances et des charges d'exploitation des nouvelles propriétés des deux exercices terminés les 31 décembre 2003 et 2002.

Calgary (Alberta)
Le • 2004

(signé) • s.r.l.
Comptables agréés

CONSENTEMENT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

Nous avons lu le prospectus simplifié provisoire de Harvest Energy Trust (la « **Fiducie** ») daté du 19 juillet 2004 relatif à l'admissibilité à des fins de placement de 8 000 000 de reçus de souscription représentant chacun le droit de recevoir une part de fiducie de la Fiducie et de débentures subordonnées non garanties convertibles à 8,0 % de la Fiducie d'un montant de 80 000 000 $. Nous nous sommes conformés aux normes généralement reconnues du Canada concernant l'intervention du vérificateur sur des documents de placement.

Nous consentons à ce que soit intégré par renvoi dans le prospectus simplifié susmentionné notre rapport aux actionnaires de Storm Energy Ltd. (« **Storm** ») daté du 18 février 2004 portant sur les bilans consolidés de Storm aux 31 décembre 2003 et 2002 et sur les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie pour l'exercice terminé le 31 décembre 2003 et pour l'exercice allant du 23 août 2002, soit la date du début des activités, au 31 décembre 2002.

Calgary (Alberta)
Le 19 juillet 2004

(signé) « Deloitte & Touche s.r.l. »
Comptables agréés

ÉTATS FINANCIERS CONSOLIDÉS PRO FORMA DE LA FIDUCIE

Rapport sur la compilation des états financiers pro forma

Au fiduciaire de Harvest Energy Trust et aux administrateurs de Harvest Operations Corp.

Nous avons lu le bilan et l'état des résultats consolidés pro forma non vérifiés de Harvest Energy Trust (la « Fiducie ») au 31 mars 2004 et pour les trois mois arrêtés à cette date et l'état des résultats consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2003, qui se trouvent ci-joints, et nous avons mis en œuvre les procédés suivants.

1) Nous avons comparé les chiffres des colonnes portant l'en-tête « Harvest Energy Trust » avec ceux des états financiers consolidés de la Fiducie au 31 mars 2004 et pour les trois mois arrêtés à cette date et avec ceux de l'état des résultats de la Fiducie pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

2) Nous avons comparé les chiffres des colonnes portant l'en-tête « Storm Energy Ltd. » avec ceux des états financiers consolidés de Storm Energy Ltd. (« Storm ») au 31 mars 2004 et pour les trois mois arrêtés à cette date et avec ceux de l'état des résultats de Storm pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

3) Nous avons comparé les chiffres des colonnes portant l'en-tête « Nouvelles propriétés » avec l'information financière des propriétés pour les trois mois arrêtés au 31 mars 2004 et pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

4) Nous avons comparé les chiffres des colonnes portant l'en-tête « Propriétés Carlyle » avec l'information financière des propriétés pour les neuf mois arrêtés au 30 septembre 2003, et nous avons constaté qu'ils concordaient.

5) Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des rajustements pro forma;

   b) de la conformité des états financiers consolidés pro forma, à tous les égards importants sur le plan de la forme, aux exigences réglementaires pertinentes.

   Ces représentants :

   a) nous ont décrit le mode de détermination des rajustements pro forma;

   b) ont déclaré que les états financiers consolidés pro forma sont conformes, à tous les égards importants sur le plan de la forme, aux exigences réglementaires pertinentes.

6) Nous avons lu les notes afférentes aux états financiers consolidés pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des rajustements pro forma qui nous a été décrit.

7) Nous avons recalculé l'application des rajustements pro forma au total des montants présentés dans les autres colonnes au 31 mars 2004 et pour les trois mois arrêtés à cette date et pour l'exercice terminé le 31 décembre 2003, et nous avons constaté que les montants dans la colonne portant l'en-tête « Chiffres consolidés pro forma » étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des rajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des rajustements pro forma et de l'application des rajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

Calgary, Canada
Le • juillet 2004

(signé) « • s.r.l. »
Comptables agréés

Harvest Energy Trust
Bilan consolidé pro forma
Au 31 mars 2004
(En milliers de dollars)
(Non vérifié)

	Harvest Energy Trust	Storm Energy Ltd.	Rajustements	Notes	Harvest Energy Trust Sous-total	Nouvelles propriétés	Rajustements	Notes	Chiffres consolidés pro forma
Actif									
Actif à court terme									
Encaisse et placements à court terme	- $	2 953 $	(2 953) $	2 b)	- $	- $	- $		- $
Débiteurs	13 696	15 367	-		29 063	-	-		29 063
Charges payées d'avance et dépôts	19 309	769	-		20 078	-	-		20 078
	33 005	19 089	(2 953)		49 141	-	-		49 141
Placement	-	2 810	(2 810)	2 b)	-	-	-		-
Charges financières reportées, déduction faite de l'amortissement	1 245	-	775	2 b), 3 a)	2 020	-	4 000	2 d)	6 020
Actif d'impôts futurs	15 172	-	(15 172)	3 c)	-	-	-		-
Immobilisations	211 236	138 335	102 353	2 b)	451 924	518 000	28 500	2 a)	998 424
	260 658 $	160 234 $	82 193 $		503 085 $	518 000 $	32 500 $		1 053 585 $
Passif et capitaux propres									
Passif à court terme									
Dette bancaire	2 819 $	- $	- $		2 819 $	- $	- $		2 819 $
Créditeurs et charges à payer	18 714	24 705	-		43 419	-	-		43 419
Distributions au comptant à payer	3 456	-	-		3 456	-	-		3 456
Intérêts courus à payer	1 061	-	-		1 061	-	-		1 061
Billets de financement provisoire	-	-	-		-	40 000	-		40 000
Emprunt à vue	35 611	-	107 328	3 b)	142 939	231 450	4 000	2 d)	378 389
	61 661	24 705	107 328		193 694	271 450	4 000		469 144
Dette à long terme	-	57 328	(57 328)	2 b)	-	-	-		-
Passif d'impôts futurs	-	15 283	12 761	2 b), 3 c)	28 044	-	-		28 044
Part des actionnaires sans contrôle	-	1 476	(1 476)	2 b)	-	-	-		-
Contrats dérivés sur marchandises	5 491	-	-		5 491	-	-		5 491
Obligation découlant de la mise hors service d'actifs	42 744	9 003	(711)	2 b)	51 036	-	28 500	2 a)	79 536
	109 896	107 795	60 574		278 265	271 450	32 500		582 215
Avoir des porteurs de parts									
Capital des porteurs de parts	119 527	-	40 187	2 b)	159 714	165 940	-		325 654
Actions échangeables	-	-	8 871	2 b)	8 871	-	-		8 871
Billets de financement provisoire par capitaux propres	-	-	25 000	2 b)	25 000	(14 890)			10 110
Capital-actions	-	32 400	(32 400)	2 b)	-	-	-		-
Bénéfices non répartis (Storm)	-	19 888	(19 888)	2 b)	-	-	-		-
Débentures convertibles	56 374	-	-		56 374	95 500	-		151 874
Bénéfices non répartis (Harvest)	17 311	-	-		17 311	-	-		17 311
Surplus d'apport	422	151	(151)	2 b)	422	-	-		422
Distributions au comptant accumulées	(42 872)	-	-		(42 872)	-	-		(42 872)
	150 762	52 439	21 619		224 820	246 550	-		471 370
	260 658 $	160 234 $	82 193 $		503 085 $	518 000 $	32 500 $		1 053 585 $

Harvest Energy Trust
État des résultats (perte) consolidés pro forma
Trimestre terminé le 31 mars 2004
(En milliers de dollars)
(Non vérifié)

	Harvest Energy Trust	Storm Energy Ltd.	Rajustements	Notes	Harvest Energy Trust Sous-total	Nouvelles propriétés	Rajustements	Notes	Chiffres consolidés pro forma
Produits									
Ventes de pétrole et de gaz naturel	47 500 $	17 588 $	(2 448) $	2 b)	62 640 $	62 794 $	- $		125 434 $
Redevances, montant net	(8 027)	(4 225)	520	2 b)	(11 732)	(7 597)	-		(19 329)
Crédit d'impôt de l'Alberta au titre des redevances	-	101	-		101	-	-		101
Autres	-	47	-		47	-	-		47
Perte de couverture	(9 055)	-	-		(9 055)	-	-		(9 055)
Perte évaluée à la valeur du marché découlant des contrats dérivés sur marchandises	(5 491)	-	-		(5 491)	-	-		(5 491)
	24 927	13 511	(1 928)		36 510	55 197	-		91 707
Charges									
Frais d'exploitation	13 674	2 172	(472)	2 b)	15 374	10 498	-		25 872
Frais généraux et administratifs	1 554	927	(488)	4 c)	1 993	-	313	4 c)	2 306
Intérêts	519	663	769	4 a)	1 951	-	3 162	4 a)	5 113
Charges financières et amortissement des charges financières reportées	744	-	194	4 a)	938	-	1 000	4 a)	1 938
Épuisement, amortissement et désactualisation	12 116	4 565	4 906	4 b)	21 587	-	22 259	4 b)	43 846
Gain de change	(68)	-	-		(68)	-	-		(68)
	28 539	8 327	4 909		41 775	10 498	26 734		79 007
Bénéfice (perte) avant les impôts	(3 612)	5 184	(6 337)		(4 765)	44 699	(26 734)		12 700
Impôts									
Exigibles	-	841	-		841	-	-		841
Impôt des grandes sociétés	16	47	-		63	-	-		63
Charge d'impôts futurs (recouvrement)	(2 563)	708	(2 512)	4 d)	(4 367)	-	-		(4 367)
	(2 547)	1 596	(2 512)		(3 463)	-	-		(3 463)
Bénéfice net (perte)	(1 065)	3 588	(4 325)		(1 802)	44 699	(26 734)		16 163
Bénéfice net (perte) par part de fiducie									
De base	(0,06) $							4 e)	0,36
Dilué(e)	(0,06) $							4 e)	0,36

Harvest Energy Trust
État des résultats (perte) consolidés pro forma
Exercice terminé le 31 décembre 2003
(En milliers de dollars)
(Non vérifié)

	Harvest Energy Trust	Propriétés Carlyle	Rajustements	Storm Energy Ltd.	Rajustements	Notes	Harvest Energy Trust Sous-total	Nouvelles propriétés	Rajustements	Notes	Chiffres consolidés pro forma
Produits											
Ventes de pétrole et de gaz naturel	119 351 $	59 839 $	- $	59 547 $	(1 811) $	2 b), 2 c)	236 926 $	274 617 $	- $		511 543 $
Redevances, montant net	(16 412)	(12 646)	-	(13 674)	214	2 b), 2 c)	(42 518)	(34 250)	-		(76 768)
Autres	-	-	-	467	-		467	-	-		467
Perte de couverture	(18 924)	-	-	-	-		(18 924)	-	-		(18 924)
	84 015	47 193	-	46 340	(1 597)		175 951	240 367	-		416 318
Charges											
Frais d'exploitation	36 045	18 057	-	6 318	(340)	2 b), 2 c)	60 080	45 397	-		105 477
Frais généraux et administratifs	4 340	-	-	2 410	(1 286)	2 b), 4 c)	5 464	-	1 250	4 c)	6 714
Intérêts	2 975	-	1 368	3 194	3 236	2 b), 2 c), 4 a)	10 773	-	12 624	4 a)	23 397
Charges financières et amortissement des charges financières reportées	2 607	-	-	-	775	2 b), 4 a)	3 382	-	4 000	4 a)	7 382
Frais de restauration et de régénération des lieux	4 355	-	1 290	804	281	2 b), 2 c), 4 b)	6 730	-	6 824	2 a), 4 b)	13 554
Épuisement, amortissement et désactualisation	29 362	-	4 216	13 919	15 175	2 b), 2 c), 4 b)	62 672	-	88 509	2 a), 4 b)	151 181
Gain de change	(4 374)	-	-	-	-		(4 374)	-	-		(4 374)
	75 310	18 057	6 874	26 645	17 841		144 727	45 397	113 207		303 331
Bénéfice (perte) avant les impôts	8 705	29 136	(6 874)	19 695	(19 438)		31 224	194 970	(113 207)		112 987
Impôts											
Impôt des grandes sociétés	157	-	-	309	-		466	-	-		466
Charge d'impôts futurs (recouvrement)	(8 162)	-	-	7 738	(5 066)	4 d)	(5 490)	-	-		(5 490)
	(8 005)	-	-	8 047	(5 066)		(5 024)	-	-		(5 024)
Bénéfice net (perte)	16 710	29 136	(6 874)	11 648	(14 372)		36 248	194 970	(113 207)		118 011
Bénéfice net par part											
De base	1,33 $									4 e)	3,06
Dilué	1,29 $									4 e)	3,05

HARVEST ENERGY TRUST
NOTES AFFÉRENTES AUX ÉTATS FINANCIERS PRO FORMA

1. Mode de présentation

Harvest Energy Trust (la « **Fiducie** ») est une société de placement à capital variable sans personnalité morale qui a été constituée en vertu des lois de la province d'Alberta. Conformément à un acte de fiducie et à une convention d'administration, la Fiducie est gérée par sa filiale en propriété exclusive, Harvest Operations Corp. (la « **Société** »). La Fiducie acquiert et détient des participations au bénéfice net (« PBN ») dans des propriétés productrices de pétrole et de gaz naturel en Alberta acquises et détenues par la Société. La Fiducie acquiert et détient également des PBN dans des propriétés productrices de pétrole et de gaz naturel en Saskatchewan détenues par Harvest Sask Energy Trust (« HST »). La Fiducie est le seul porteur de parts de HST. Les nouvelles propriétés devant être acquises, tel qu'il est décrit ci-dessous, seront détenues par une société de personnes, laquelle appartiendra à deux nouvelles fiducies dans lesquelles la Fiducie sera le seul porteur de parts direct ou indirect. Toutes les propriétés de la Fiducie sont exploitées par la Société.

Le bilan et les états des résultats consolidés pro forma non vérifiés ci-joints ont été dressés par la direction de la Société conformément aux principes comptables généralement reconnus du Canada. De l'avis de la direction, le bilan et les états des résultats consolidés pro forma comprennent tous les rajustements importants nécessaires à une présentation fidèle et conforme aux principes comptables généralement reconnus du Canada.

Le bilan et les états des résultats consolidés pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été réellement obtenus si les événements qui y sont reflétés avaient eu lieu aux dates indiquées ni des résultats qui pourraient être obtenus dans l'avenir.

Le 1er octobre 2003, la Fiducie et la Société ont conclu une convention en vue d'acquérir les propriétés d'un tiers (les « **propriétés Carlyle** »). Le coût revenant à la Société a atteint approximativement 81,1 millions de dollars, y compris les rajustements de clôture et les frais estimatifs de l'opération d'environ 2 millions de dollars.

Le 30 juin 2004, la Fiducie a mené à terme un arrangement relatif à Storm Energy Ltd. (« **Storm** ») aux termes duquel elle a acquis la totalité des actions en circulation de Storm en contrepartie d'environ 189 millions de dollars, y compris la prise en charge de la dette nette et les frais de l'opération d'environ 65 millions de dollars. Conformément à l'arrangement relatif à Storm, certains actifs de cette dernière ont été cédés à une nouvelle entité (« **ExploreCo** »), laquelle appartient aux anciens actionnaires de Storm.

Le 15 juillet 2004, deux fiducies filiales de la Fiducie ont conclu un accord en vue d'acquérir les propriétés d'un tiers (les « **nouvelles propriétés** »). Le coût revenant à la Fiducie et à la Société a atteint approximativement 518 millions de dollars, déduction faite des rajustements incluant les frais de l'opération.

Le bilan et l'état des résultats (perte) consolidés pro forma non vérifiés au 31 mars 2004 et pour les trois mois arrêtés à cette date et l'état des résultats (perte) pour l'exercice terminé le 31 décembre 2003 sont fondés sur les états financiers suivants : le bilan et l'état des résultats (perte) consolidés non vérifiés de la Fiducie au 31 mars 2004 et pour les trois mois arrêtés à cette date, l'état des résultats vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2003, le bilan et l'état des résultats consolidés non vérifiés de Storm au 31 mars 2004 et pour les trois mois arrêtés à cette date et l'état des résultats vérifiés de Storm pour l'exercice terminé le 31 décembre 2003.

2. Hypothèses et rajustements pro forma

Le bilan consolidé pro forma a été dressé en supposant que les opérations décrites aux notes 2 a) et 2 b) ci-dessous ont été menées à terme le 31 mars 2004. Les états des résultats (perte) pro forma pour les trois mois arrêtés au 31 mars 2004 et pour l'exercice terminé le 31 décembre 2003 ont été dressés en supposant que les opérations décrites aux notes 2 a), 2 b) et 2 c) ci-dessous ont été menées à terme au début de chacune de ces périodes, comme suit :

a) Acquisition des nouvelles propriétés

Les montants inclus dans les états des résultats (perte) consolidés pro forma au titre des produits, des redevances et des frais d'exploitation des nouvelles propriétés pour les trois mois arrêtés au 31 mars 2004 et pour l'exercice terminé le 31 décembre 2003 sont tirés du tableau des produits et des charges non vérifiés des nouvelles propriétés pour les trois mois arrêtés au

31 mars 2004 et du tableau des produits et des charges non vérifiés pour l'exercice terminé le 31 décembre 2003. La contrepartie à verser pour les nouvelles propriétés est estimée à 518 millions de dollars et correspond au prix d'acquisition de 526 millions de dollars plus les frais de l'opération de 4 millions de dollars, moins les rajustements provisoires estimés à 12 millions de dollars. En outre, une obligation découlant de la mise hors service d'actifs estimée à 28,5 millions de dollars a été inscrite dans le passif et ajoutée à la valeur comptable des immobilisations, conformément aux principes comptables généralement reconnus du Canada. À la lumière des besoins de financement prévus pour l'acquisition des nouvelles propriétés, il a été présumé, aux fins de la préparation des présents états financiers pro forma, que les opérations ci-dessous ont été menées à terme.

i) Émission de reçus de souscription

Le 19 juillet 2004, la Fiducie a conclu une convention de prise ferme prévoyant l'émission de 8 000 000 de reçus de souscription à un prix de 14,40 $ le reçu, chaque reçu donnant le droit à son porteur de recevoir une part de fiducie, pour un produit brut de 115,2 millions de dollars. En outre, les preneurs fermes ont une option (l'« **option des preneurs fermes** ») visant l'acquisition d'une tranche additionnelle de 80 millions de dollars de reçus de souscription et de débentures (voir ci-dessous), aux termes de laquelle il a été présumé que 60 millions de dollars de reçus de souscription seront émis selon les mêmes modalités, pour un produit brut approximatif totalisant 175,2 millions de dollars. Le produit net de l'émission est estimé à 165,9 millions de dollars, déduction faite de la commission des preneurs fermes de 5 % et des frais de 0,5 millions de dollars.

ii) Émission de débentures subordonnées, non garanties, prorogeables et convertibles

Le 19 juillet 2004, la Fiducie a conclu une convention de prise ferme prévoyant l'émission de 80 000 débentures subordonnées, non garanties, prorogeables et convertibles (les « **débentures** ») à un prix de 1 000 $ la débenture, pour un produit brut de 80 millions de dollars. En outre, il a été présumé qu'une tranche de 20 millions de dollars des débentures sera émise aux termes de l'option des preneurs fermes susmentionnée, pour un produit brut totalisant 100 millions de dollars. Le produit net de l'émission est estimé à 95,5 millions de dollars, déduction faite de la commission des preneurs fermes de 4 % et des frais de 0,5 millions de dollars. La date d'échéance des débentures est le 30 septembre 2009. Les débentures portent intérêt à un taux annuel de 8 %, payable semestriellement le 31 mars et le 30 septembre de chaque année à compter du 31 mars 2005. Elles sont rachetables au gré de la Fiducie à un prix de 1 050 $ la débenture après le 30 septembre 2007 et au plus tard le 30 septembre 2008 et à un prix de 1 025 $ la débenture après le 30 septembre 2008 et avant l'échéance du 30 septembre 2009, majoré, dans chaque cas, des intérêts courus et impayés, s'il en est.

iii) Convention de financement provisoire par capitaux propres

La Fiducie a conclu deux conventions de financement provisoire par capitaux propres avec un administrateur de la Société et une société contrôlée par un administrateur de la Société (les « **conventions de financement provisoire** ») prévoyant le versement d'un montant maximal de 50 millions de dollars à la Fiducie aux fins, notamment, de l'acquisition de Storm. Aux termes de la convention de financement provisoire, les intérêts sont payables trimestriellement et calculés quotidiennement, à un taux fixe de 10 % par année. La Fiducie a le choix de payer les intérêts chaque trimestre et de rembourser le capital en tout temps au comptant ou par l'émission de parts de fiducie. Le nombre de parts devant être émises aux fins du paiement des intérêts ou du remboursement du capital est équivalent au montant réglé divisé par 90 % du cours moyen pondéré des parts pendant les 10 jours précédents.

Aux fins de la préparation du présent bilan consolidé pro forma, il a été présumé qu'un montant de 10,1 millions de dollars a été prélevé sur cette facilité suite à l'acquisition des nouvelles propriétés.

Puisque la Fiducie peut régler, aux termes de la convention de financement provisoire, les intérêts et le capital non versés par l'émission de parts de fiducie, le montant prélevé a été imputé à l'avoir des porteurs de parts dans les présents états financiers pro forma. Le montant correspondant des intérêts sera présenté comme une charge directe aux bénéfices non répartis plutôt que comme une déduction lors de l'établissement du bénéfice des périodes pertinentes.

iv) Emprunts bancaires

Aux fins de la préparation du présent bilan consolidé pro forma, il a été présumé que le coût des nouvelles propriétés, déduction faite du produit net de l'émission des reçus de souscription, des débentures et des prélèvements aux termes de la convention de financement provisoire, sera financé au départ par l'émission d'un nouvel emprunt à vue de 231,5 millions de dollars et de billets de financement provisoire de 40 millions de dollars venant à échéance dans les neuf mois de l'émission. Les nouvelles facilités porteront intérêt à des taux variables fondés sur les taux préférentiels des prêteurs.

b) Arrangement relatif à Storm

Les montants présentés dans les états des résultats consolidés pro forma de Storm pour les trois mois arrêtés au 31 mars 2004 et pour l'exercice terminé le 31 décembre 2003 sont tirés des états financiers de Storm, respectivement, non vérifiés et vérifiés. Conformément aux modalités de l'arrangement relatif à Storm, la contrepartie payée est composée de 2 720 837 parts de fiducie et de 600 587 actions échangeables, selon une valeur attribuée de 14,77 $ la part de fiducie et l'action échangeable, et d'un montant au comptant de 75 millions de dollars, pour un total d'environ 189 millions de dollars (y compris la dette prise en charge et les frais de l'opération d'environ 65 millions de dollars). Les actions échangeables peuvent être échangées en tout temps au gré du porteur contre des parts de fiducie, à raison d'une contre une. L'excédent du coût d'acquisition sur la valeur comptable des actifs acquis et des passifs pris en charge de Storm a été imputé aux immobilisations aux fins de la préparation des présents états financiers pro forma. Une tranche de certains soldes a été rajustée suivant la cession de propriétés à ExploreCo dans le cadre de l'arrangement relatif à Storm.

c) Acquisition des propriétés Carlyle

Les montants inclus dans l'état des résultats consolidés pro forma au titre des produits, des redevances et des frais d'exploitation des propriétés Carlyle pour l'exercice terminé le 31 décembre 2003 sont tirés du tableau des produits et des charges non vérifiés des propriétés Carlyle pour les six mois arrêtés au 30 juin 2003 et de l'information comptable pertinente pour les trois mois arrêtés au 30 septembre 2003.

3. Bilan consolidé pro forma

Conformément à l'arrangement relatif à Storm, Harvest a émis des parts de fiducie et des actions échangeables et versé un montant au comptant aux actionnaires existants de Storm. Aux termes de l'acquisition des nouvelles propriétés, Harvest émettra des parts de fiducie, des débentures subordonnées convertibles, des billets de financement provisoire par capitaux propres et des billets de financement provisoire et contractera un emprunt bancaire aux fins de l'acquisition. Le présent bilan pro forma est fondé sur la réalisation proportionnelle de chacune de ces opérations.

a) Charges financières reportées

Les charges financières reportées additionnelles se rapportent à la dette, à l'emprunt à vue et aux billets de financement provisoire supplémentaires que la Fiducie doit contracter. Aucuns frais ne découlent des billets de financement provisoire par capitaux propres.

b) Emprunt à vue

Le montant additionnel aux termes du solde de l'emprunt à vue comprend la dette nette prise en charge par Harvest et la dette supplémentaire contractée pour mener à terme l'arrangement relatif à Storm.

c) Impôts

Le rajustement pro forma au titre des impôts futurs découlant de l'acquisition de Storm est fondé sur l'excédent du montant attribué à l'actif net de Storm sur son assiette fiscale correspondante. Aux fins des impôts sur les bénéfices, la Fiducie peut et compte demander une déduction pour tous les montants payés ou payables aux porteurs de parts et attribuer à ces derniers le solde du bénéfice, s'il en est. Toutefois, le rajustement pro forma au titre des impôts futurs est fondé sur l'hypothèse que 50 % des flux de trésorerie supplémentaires auraient été versés par Storm à la Fiducie en tant que redevances. La charge d'impôts

futurs est calculée en fonction des rajustements à un taux moyen de 40 %. Aux termes de l'acquisition des nouvelles propriétés, celles-ci seront détenues par les fiducies, de sorte que des impôts exigibles ou futurs n'auront pas à être calculés.

4. État des résultats consolidés pro forma

a) Intérêts et amortissement des charges financières reportées

Les intérêts ont été rajustés pour inclure les coûts liés au nouvel emprunt à vue contracté lors de l'acquisition de Storm et au nouvel emprunt à vue et aux billets de financement provisoire contractés lors de l'acquisition des nouvelles propriétés. Les charges financières reportées découlant de l'émission de la dette ont été amorties sur une période d'un an et imputées aux résultats.

Puisque la Fiducie peut régler, aux termes de la convention de financement provisoire par capitaux propres, les intérêts et le capital non versés par l'émission de parts de fiducie, le montant prélevé a été imputé à l'avoir des porteurs de parts dans les présents états financiers pro forma. Le montant correspondant des intérêts, qui s'établit à 4,7 millions de dollars pour l'exercice terminé le 31 décembre 2003 et à 1,2 million de dollars pour les trois mois arrêtés au 31 mars 2004, sera présenté comme une charge directe aux bénéfices non répartis plutôt que comme une déduction lors de l'établissement du bénéfice des périodes pertinentes.

b) Épuisement, amortissement et désactualisation et frais de restauration et de régénération des lieux

Les rajustements pro forma au 31 mars 2004 au titre de l'épuisement, de l'amortissement et de la désactualisation ont été établis selon la méthode de la capitalisation du coût entier en fonction des réserves prouvées combinées, des coûts futurs de mise en valeur et des volumes de production et compte tenu des coûts d'acquisition des propriétés, aux termes de l'arrangement relatif à Storm, et d'acquisition des nouvelles propriétés (y compris les coûts futurs de mise en valeur estimés à, respectivement, 11,6 millions de dollars et 57,8 millions de dollars).

Les rajustements pro forma au 31 décembre 2003 au titre de l'épuisement et de l'amortissement ont été établis selon la méthode de la capitalisation du coût entier en fonction des réserves prouvées combinées, des coûts futurs de mise en valeur et des volumes de production et compte tenu des coûts d'acquisition des propriétés Carlyle (y compris les coûts futurs de mise en valeur estimés à 10 millions de dollars), d'acquisition des propriétés, aux termes de l'arrangement relatif à Storm, et d'acquisition des nouvelles propriétés tel qu'il est susmentionné.

Les rajustements pro forma au 31 décembre 2003 au titre des frais de restauration et de régénération des lieux ont été établis selon la méthode de la capitalisation du coût entier en fonction des réserves prouvées combinées, de l'obligation future découlant des frais de restauration et de régénération des lieux et des volumes de production.

c) Frais généraux et administratifs

Les frais généraux et administratifs ont été rajustés en fonction des coûts estimatifs de l'entité combinée aux termes de l'arrangement relatif à Storm et de l'acquisition des nouvelles propriétés.

d) Impôts

Aux fins des impôts sur les bénéfices, la Fiducie peut et compte demander une déduction pour tous les montants payés ou payables aux porteurs de parts et attribuer à ces derniers le solde du bénéfice, s'il en est. Toutefois, le rajustement pro forma au titre des impôts futurs est fondé sur l'hypothèse que 50 % des flux de trésorerie supplémentaires auraient été versés par Storm à la Fiducie en tant que redevances. La charge d'impôts futurs est calculée en fonction des rajustements à un taux moyen de 40 %. Aux termes de l'acquisition des nouvelles propriétés, celles-ci seront détenues par les fiducies, de sorte que des impôts exigibles ou futurs n'auront pas à être calculés.

e) **Bénéfice par part de fiducie**

Le nombre de parts de fiducie compris dans le nombre moyen pondéré de base en circulation pour la période arrêtée au 31 mars 2004 est fondé sur le nombre moyen pondéré de parts de fiducie réellement en circulation, soit 2 720 837 parts de fiducie et 600 587 actions échangeables émises aux termes de l'arrangement relatif à Storm et le nombre estimatif de 12 167 000 parts de fiducie émises lors de l'acquisition des nouvelles propriétés. Les intérêts à verser sur les débentures et les billets de financement provisoire par capitaux propres ont été déduits du bénéfice pro forma attribuable aux porteurs de parts en supposant que ces débentures et ces billets sont en circulation au 1er janvier 2004.

Le nombre moyen pondéré dilué de parts de fiducie pour la période arrêtée au 31 mars 2004 s'établit à 34 557 470 et comprend une proportion estimative des droits à la plus-value des parts de fiducie devant être octroyés au nombre estimatif des nouveaux employés de Harvest. Les intérêts à verser sur les débentures et les billets de financement provisoire par capitaux propres ont été déduits du bénéfice pro forma attribuable aux porteurs de parts en supposant que ces débentures et ces billets sont en circulation au 1er janvier 2004.

Le nombre de parts de fiducie compris dans le nombre moyen pondéré de base en circulation pour l'exercice terminé le 31 décembre 2003 est fondé sur le nombre moyen pondéré de parts de fiducie réellement en circulation, soit 2 720 837 parts de fiducie et 600 587 actions échangeables émises aux termes de l'arrangement relatif à Storm, le nombre estimatif de 12 167 000 parts de fiducie émises lors de l'acquisition des nouvelles propriétés et 4 312 500 parts de fiducie émises aux termes d'une convention de prise ferme datée du 7 octobre 2003. Les intérêts à verser sur les débentures et les billets de financement provisoire par capitaux propres ont été déduits du bénéfice pro forma attribuable aux porteurs de parts en supposant que ces débentures et ces billets sont en circulation au 1er janvier 2003.

Le nombre moyen pondéré dilué de parts de fiducie pour l'exercice terminé le 31 décembre 2003 s'établit à 32 508 846 et comprend une proportion estimative des droits à la plus-value des parts de fiducie devant être octroyés au nombre estimatif des nouveaux employés de Harvest ainsi que 3 942 617 parts de fiducie à l'égard du règlement du montant prélevé aux termes de la convention de financement provisoire par capitaux propres. Les intérêts à verser sur les débentures convertibles et les billets de financement provisoire par capitaux propres ont été déduits du bénéfice pro forma attribuable aux porteurs de parts en supposant que ces débentures et ces billets sont en circulation au 1er janvier 2003.

Nouvelles propriétés

État des produits, des redevances et des charges d'exploitation

Exercices terminés les 31 décembre 2003 et 2002
et trimestres terminés les 31 mars 2004 et 2003 (non vérifié)
(en milliers de dollars)

RAPPORT DES VÉRIFICATEURS

Au fiduciaire de Harvest Energy Trust et aux administrateurs de Harvest Operations Corp.

À la demande de Harvest Energy Trust et de Harvest Operations Corp., nous avons vérifié l'état des produits, des redevances et des charges d'exploitation des deux exercices terminés les 31 décembre 2003 et 2002 des nouvelles propriétés qui font l'objet d'une convention d'acquisition avec Harvest Energy Trust et Harvest Operations Corp. en date du 15 juillet 2004. La responsabilité de cette information financière incombe à la direction. Notre responsabilité consiste à exprimer une opinion à l'égard de cette information financière en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans l'information financière. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble de l'information financière.

À notre avis, l'état des produits, des redevances et des charges d'exploitation donnent, à tous les égards importants, une image fidèle des produits, des redevances et des charges d'exploitation des nouvelles propriétés pour chacun des deux exercices terminés les 31 décembre 2003 et 2002 selon la méthode comptable présentée à la note 1.

Calgary, Canada
Le ● 2004

●
Comptables agrées

NOUVELLES PROPRIÉTÉS

ÉTAT DES PRODUITS, DES REDEVANCES ET DES CHARGES D'EXPLOITATION

(en milliers de dollars)

	Trimestres terminés les 31 mars		Exercices terminés les 31 décembre	
	2004	**2003**	**2003**	**2002**
	(non vérifié)			
Produits	62 794 $	83 982 $	274 617 $	228 573 $
Redevances	7 597	10 102	34 250	27 072
	55 197	73 880	240 367	201 501
Charges d'exploitation	10 498	11 715	45 397	44 854
Excédent des produits sur les charges d'exploitation	44 699 $	62 165 $	194 970 $	156 647 $

Se reporter aux notes afférentes au présent état.

NOUVELLES PROPRIÉTÉS

NOTES AFFÉRENTES À L'ÉTAT DES PRODUITS, DES REDEVANCES ET DES CHARGES D'EXPLOITATION

Exercices terminés les 31 décembre 2003 et 2002 et trimestres terminés les 31 mars 2004 et 2003
(non vérifié)
(en milliers de dollars)

1. Mode de présentation

L'état des produits, des redevances et des charges d'exploitation comprend les résultats d'exploitation attribuables aux nouvelles propriétés qui font l'objet d'une convention d'acquisition avec Harvest Energy Trust et Harvest Operations Corp. en date du 15 juillet 2004. Aux termes de la convention, Harvest Breeze Trust N° 1 et N° 2 acquerront la société en commandite Breeze Resources, laquelle détient de ces nouvelles propriétés (les « propriétés »).

Les propriétés consistent en des actifs liés au pétrole brut et au gaz naturel situés dans la zone Crossfield de l'Alberta, dans le sud-est de l'Alberta et dans le centre-est de l'Alberta.

L'état des produits, des redevances et des charges d'exploitation des propriétés ne tient pas compte de l'épuisement, de l'amortissement, des coûts de mise hors service d'actifs, des dépenses en immobilisations futures, de la dépréciation des propriétés non évaluées, des frais d'administration ni de l'impôt sur les bénéfices des propriétés, car ces montants sont fonction des résultats d'exploitation consolidés du vendeur, qui proviennent des propriétés en partie seulement.

2. Principales conventions comptables

A) Exploitation par des coentreprises
La quasi-totalité des propriétés sont exploitées par l'intermédiaire de coentreprises. Par conséquent, l'état rend uniquement compte de la quote-part du vendeur.

B) Constatation des produits
Les produits sont inscrits au moment de la livraison du produit, déduction faite des frais de transport qui s'y rapportent. Les produits tirés du gaz sont inscrits en fonction des prix de référence établis par AECO utilisés à l'occasion des opérations de vente entre les unités d'exploitation de Corporation EnCana et ne tiennent pas compte des activités de commercialisation y afférents en dernier ressort. Les produits tirés du pétrole sont inscrits en fonction des prix pondérés établis entre les unités d'exploitation de Corporation EnCana pour un produit de qualité comparable livré à un transporteur commun.

C) Redevances
Les redevances sont inscrites au moment où le produit est produit et vendu. Les redevances sont calculées en vertu des règlements qui s'appliquent ou des modalités d'une convention sur les redevances donnée. Les redevances à la Couronne au titre du gaz naturel sont fonction des prix de référence fixés par le gouvernement de l'Alberta. Les redevances à la Couronne au titre du pétrole brut sont touchées en nature par l'Alberta Petroleum Marketing Commission.

D) Charges d'exploitation
Les charges d'exploitation comprennent les montants engagés pour l'extraction des produits, leur collecte, leur traitement et leur stockage sur place.

ATTESTATION DE LA FIDUCIE ET DES PROMOTEURS

Le 19 juillet 2004

Le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour **HARVEST ENERGY TRUST,**
HARVEST OPERATIONS CORP.,

(signé) JACOB ROORDA
Président, à titre de chef de la direction

(signé) DAVID M. FISHER
Vice-président, Finances, à titre de chef des finances

AU NOM DU CONSEIL D'ADMINISTRATION,

(signé) M. BRUCE CHERNOFF
Administrateur

(signé) JOHN A. BRUSSA
Administrateur

Pour les **PROMOTEURS,**

(signé) M. BRUCE CHERNOFF

(signé) KEVIN A. BENNETT

ATTESTATION DES PRENEURS FERMES

Le 19 juillet 2004

À notre connaissance, le présent prospectus simplifié, ainsi que les documents intégrés aux présentes par renvoi, constitue un exposé complet, véridique et clair de tous les faits importants se rapportant aux titres qui font l'objet du présent prospectus simplifié, selon les exigences des lois sur les valeurs mobilières de toutes les provinces canadiennes. Aux fins de la province de Québec, à notre connaissance, le présent prospectus simplifié, avec le complément du dossier d'information, ne contient aucune information fausse ou trompeuse susceptible d'influer sur la valeur ou le cours des titres qui font l'objet du placement.

Pour **FINANCIÈRE BANQUE NATIONALE INC.,**

(signé) L. TREVOR ANDERSON

Pour **MARCHÉS MONDIAUX CIBC INC.,**

(signé) T. TIMOTHY KITCHEN

Pour **VALEURS MOBILIÈRES TD INC.,**

(signé) ALEC W.G. CLARK

Pour **BMO NESBITT BURNS INC.,**

(signé) SHANE C. FILDES

Pour **RBC DOMINION VALEURS MOBILIÈRES INC.,**

(signé) BRIAN K. PETERSEN

Pour **FIRSTENERGY CAPITAL CORP.,**

(signé) NICHOLAS J. JOHNSON

Pour **LA CORPORATION CANACCORD CAPITAL,**

(signé) KARL B. STADDON

Pour **HAYWOOD SECURITIES INC.,**

(signé) DAVID G. MCGORMAN

Pour **GMP SECURITIES INC.,**

(signé) SANDY L. EDMONSTONE

FILE NO 82-34779

HARVEST ENERGY TRUST
Avis de convocation à l'assemblée annuelle et extraordinaire des porteurs de parts

AUX PORTEURS DE PARTS DE HARVEST ENERGY TRUST

AVIS EST PAR LES PRÉSENTES DONNÉ que l'assemblée annuelle et extraordinaire (l'« assemblée ») des porteurs (les « porteurs de parts ») de parts de fiducie (les « parts de fiducie ») de Harvest Energy Trust (la « Fiducie ») aura lieu dans la salle Royal du Metropolitan Centre, 333, 4th Avenue S.W., Calgary (Alberta), le 22 juin 2004 à 15 h (heure de Calgary), aux fins suivantes :

1. recevoir et étudier les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2003 et le rapport des vérificateurs y afférent;

2. nommer le fiduciaire de la Fiducie (le « fiduciaire »);

3. élire les administrateurs de Harvest Operations Corp.;

4. nommer les vérificateurs de la Fiducie;

5. examiner et, s'il est jugé opportun, approuver une résolution ordinaire autorisant l'augmentation du nombre de parts de fiducie pouvant être émises aux termes du régime d'achat de parts de fiducie incitatif de la Fiducie, comme il est décrit dans la circulaire d'information de la Fiducie datée du 12 mai 2004 (la « circulaire d'information);

6. examiner et, s'il est jugé opportun, adopter une résolution ordinaire des porteurs de parts désintéressés approuvant l'adoption d'un régime d'octroi de parts incitatif de la Fiducie, y compris l'émission de parts de fiducie aux termes de celui-ci, comme il est décrit dans la circulaire d'information;

7. examiner et, s'il est jugé opportun, adopter une résolution spéciale des porteurs de parts désintéressés approuvant l'adoption d'un régime de rémunération des administrateurs et des membres de la direction de la Fiducie, y compris l'émission de parts de fiducie aux termes de celui-ci, comme il est décrit dans la circulaire d'information;

8. examiner et, s'il est jugé opportun, adopter une résolution spéciale approuvant la modification des statuts de Harvest Operations Corp. en vue d'ajouter une catégorie d'actions échangeables, pouvant être émises en séries, comme il est décrit dans la circulaire d'information;

9. traiter toute autre question qui pourrait être valablement soumise à l'assemblée ou à toute reprise de celle-ci en cas d'ajournement.

Les questions devant être soumises à l'assemblée sont décrites dans la circulaire d'information qui accompagne le présent avis et en fait partie.

Le porteur de parts de la Fiducie qui ne peut assister à l'assemblée est prié de dater et de signer la procuration ci-jointe, puis de la faire parvenir, en la postant ou en la déposant, à Valiant Trust Company, 550, 6th Avenue S.W., bureau 510, Calgary (Alberta) T2P 0S2. La procuration ne sera valide et utilisée à l'assemblée que si elle parvient à cette adresse avant 16 h 30 (heure de Calgary) le 18 juin 2004.

Valiant Trust Company, fiduciaire de la Fiducie, a fixé la date de clôture des registres applicable à l'assemblée à la fermeture des bureaux le 21 mai 2004 (la « date de clôture des registres »). Le porteur de parts inscrit pourra exercer à l'assemblée les droits de vote afférents aux parts figurant sur la liste des porteurs de parts dressée à la date de clôture des registres. La personne qui devient porteur de parts après la date de clôture des registres n'a pas le droit de voter à l'assemblée.

FAIT à Calgary, en Alberta, le 12 mai 2004.

PAR ORDRE DE VALIANT TRUST COMPANY OF CANADA,
HARVEST OPERATIONS CORP.,

Le président de Harvest Operations Corp.,

(signé) Jacob Roorda

FILE NO. 82-34779

AVIS DE CHANGEMENT IMPORTANT

Rubrique 1. Émetteur assujetti

Harvest Energy Trust
330, 5th Avenue SW, bureau 1900
Calgary (Alberta)
T2P 0L4

Rubrique 2. Date du changement important

Le 30 juin 2004

Rubrique 3. Communiqué de presse

Un communiqué de presse divulguant le changement important a été publié par Harvest Energy Trust (« Harvest ») le 30 juin 2004 par l'entremise de CNNMatthews.

Rubrique 4. Sommaire du changement important

Harvest Energy Trust (HTE.UN – TSX), Storm Energy Ltd. (SEM – TSX) et Storm Exploration Inc. (SEO – TSX) ont annoncé que le plan d'arrangement en vertu de l'article 193 de la *Business Corporations Act* (Alberta) visant Harvest, Harvest Operations Corp. (« Harvest Operations »), Storm Energy Ltd., Storm Exploration Inc. et les actionnaires de Storm Energy Ltd. (l'« arrangement ») avait pris effet le 30 juin 2004.

Rubrique 5. Description complète du changement important

Harvest Energy Trust (HTE.UN – TSX), Storm Energy Ltd. (SEM – TSX) et Storm Exploration Inc. (SEO – TSX) ont annoncé que le plan d'arrangement en vertu de l'article 193 de la *Business Corporations Act* (Alberta) visant Harvest, Harvest Operations, Storm Energy Ltd. (« Storm »), Storm Exploration Inc. (« ExploreCo ») et les actionnaires de Storm avait pris effet le 30 juin 2004.

Dans le cadre de l'arrangement, Harvest a acquis la totalité des actions ordinaires en circulation de Storm (les « actions de Storm ») moyennant une contrepartie d'environ 189 M$. Dans le cadre de l'arrangement, Harvest et Storm ont regroupé leurs actifs respectifs au sein de Harvest et ont transféré certains éléments d'actif de Storm à ExploreCo, petite société d'exploration et de production distincte qui, selon l'arrangement, appartiendra aux anciens actionnaires de Storm.

Chaque actionnaire de Storm a reçu de Harvest la somme de 4,15 $ par action de Storm sous forme d'espèces, de parts de fiducie de Harvest (les « parts de fiducie ») ou d'actions échangeables de Harvest Operations (les « actions échangeables »), ou une combinaison de celles-ci. La contrepartie additionnelle payable aux actionnaires de Storm consiste en une (1) action de ExploreCo ou la somme de 2,00 $ en espèces et 0,053 action ordinaire de Rock Energy Inc. (« Rock ») (RE – TSXV) contre chaque action de Storm. La contrepartie que Harvest a versée se composait d'une somme globale de 75 M$ en espèces, de 600 586 actions échangeables de Harvest Operations pouvant être échangées contre un nombre équivalent de parts de fiducie de Harvest et de 2 720 837 parts de fiducie de Harvest.

Étant donné les choix faits par les actionnaires de Storm, chacun d'entre eux qui a choisi de recevoir des actions échangeables de Harvest Operations recevra la somme choisie totale sous forme d'actions échangeables. Chaque actionnaire de Storm qui a choisi de recevoir des parts de fiducie de Harvest

recevra la somme choisie totale sous forme de parts de fiducie. Finalement, chaque actionnaire de Storm qui a choisi de recevoir des espèces recevra 79 % de la somme choisie totale sous forme d'espèces et 21 % de cette somme sous forme de parts de fiducie de Harvest.

Chaque action échangeable de Harvest Operations peut être échangée contre une (1) part de fiducie de Harvest à quelque moment que ce soit, une fois que le plan d'arrangement aura été réalisé, sans aucune autre contrepartie. Ce ratio d'échange augmentera afin de tenir compte du montant des distributions mensuelles versées par Harvest après le 30 juin 2004, y compris la distribution payable le 15 juillet 2004. Les actionnaires de Storm non résidents et exonérés d'impôt avaient seulement le droit de recevoir des parts de fiducie ou des espèces de Harvest.

Les actionnaires de Storm ont approuvé l'arrangement à l'assemblée extraordinaire tenue le 28 juin 2004.

Rubrique 6. Recours à l'article 146(2) de la *Securities Act* (Alberta)

Sans objet.

Rubrique 7. Renseignements omis

Sans objet.

Rubrique 8. Membre de la direction principale

Jacob Roorda
Président
Téléphone : (403) 265-1178
Télécopieur : (403) 265-3490

Rubrique 9. Déclaration du membre de la direction principale

Le texte qui précède présente avec exactitude le changement important dont il est question dans les présentes.

Fait à Calgary, en Alberta, en date du 8 juillet 2004

Pour HARVEST ENERGY TRUST,
Harvest Operations Corp.,

David Rain
Secrétaire général

c.c. : Bourse de Toronto

FILE NO 82-34779

HARVEST ENERGY TRUST

CIRCULAIRE D'INFORMATION

RELATIVE À L'ASSEMBLÉE ANNUELLE ET EXTRAORDINAIRE DES PORTEURS DE PARTS DEVANT AVOIR LIEU LE MARDI 22 JUIN 2004

SOLLICITATION DE PROCURATIONS

La présente circulaire d'information est fournie relativement à la sollicitation, par la direction de Harvest Operations Corp. (la « direction de Harvest »), de procurations destinées à l'assemblée annuelle et extraordinaire (l'« assemblée ») des porteurs (les « porteurs de parts ») de parts de fiducie (les « parts de fiducie ») de Harvest Energy Trust (la « Fiducie ») devant avoir lieu le 22 juin 2004 à 15 h (heure de Calgary) dans la salle Royal du Metropolitan Centre, 333, 4th Avenue S.W., Calgary (Alberta), de même qu'à toute reprise de celle-ci en cas d'ajournement, aux fins énoncées dans l'avis de convocation.

Les procurations doivent parvenir à Valiant Trust Company (« Valiant »), 550, 6th Avenue S.W., bureau 510, Calgary (Alberta) T2P 0S2, avant 16 h 30 (heure de Calgary) le 18 juin 2004. Valiant, fiduciaire de la Fiducie (le « fiduciaire »), a fixé la date de clôture des registres applicable à l'assemblée à la fermeture des bureaux le 21 mai 2004 (la « date de clôture des registres »). Seuls les porteurs de parts inscrits à la date de clôture des registres ont le droit d'être convoqués à l'assemblée. Le porteur de parts inscrit pourra exercer les droits de vote afférents aux parts de fiducie figurant sur la liste des porteurs de parts ayant le droit de voter à l'assemblée dressée à la date de clôture des registres, même s'il a aliéné ses parts de fiducie après cette date. La personne qui devient porteur de parts après la date de clôture des registres n'a pas le droit de voter à l'assemblée.

La procuration doit être faite par écrit et être signée par le porteur de parts ou son mandataire autorisé par écrit ou, si le porteur de parts est une société par actions, revêtue de son sceau ou de la signature d'un membre de sa direction ou de son mandataire dûment autorisé.

Les personnes nommées dans la procuration ci-jointe sont administrateurs ou membres de la direction de Harvest Operations Corp. Chaque porteur de parts peut nommer un fondé de pouvoir autre que les personnes qui y sont mentionnées, lequel ne doit pas nécessairement être porteur de parts, qui assistera et agira pour son compte à l'assemblée, en rayant le nom des représentants de la direction de Harvest et en inscrivant lisiblement en lettres moulées dans l'espace réservé le nom du fondé de pouvoir de son choix.

AVIS AUX PORTEURS VÉRITABLES DE PARTS DE FIDUCIE

La présente rubrique contient des renseignements très importants pour de nombreux porteurs de parts de la Fiducie, étant donné qu'un nombre considérable d'entre eux ne détiennent pas leurs parts en leur propre nom. Ces porteurs de parts (appelés ci-après les « porteurs de parts véritables ») doivent noter que seules les procurations déposées par les porteurs de parts dont le nom figure dans les registres de la Fiducie à titre de porteurs inscrits de parts de fiducie peuvent être reconnues et utilisées à l'assemblée. Si des parts de fiducie figurent dans un relevé de compte fourni à un porteur de parts par un courtier, dans la plupart des cas, ces parts de fiducie ne seront pas immatriculées au nom du porteur de parts dans les registres de la Fiducie. Elles seront probablement immatriculées au nom du courtier du porteur de parts ou d'un mandataire de ce courtier. Au Canada, la grande majorité de ces parts de fiducie sont immatriculées au nom de CDS & Co. (nom aux fins de l'immatriculation de La Caisse canadienne de dépôt de valeurs limitée, qui agit à titre de prête-nom de nombreuses maisons de courtage canadiennes). Les droits de vote afférents aux parts de fiducie détenues par des courtiers ou leurs prête-noms ne peuvent être exercés (pour ou contre les résolutions) que selon les instructions des porteurs de parts véritables. En l'absence de directives expresses, les courtiers ou les prête-noms n'ont pas le droit d'exercer les droits de vote afférents aux parts de fiducie pour le compte de leurs clients. La Fiducie ne sait pas pour le compte de qui les parts de fiducie immatriculées au nom de CDS & Co. sont détenues.

La réglementation applicable exige que les intermédiaires et les courtiers obtiennent des instructions de vote des porteurs de parts véritables avant les assemblées des porteurs de parts. Chaque intermédiaire ou courtier a

ses propres méthodes de mise à la poste et fournit ses propres directives de retour, que les porteurs de parts véritables doivent suivre soigneusement pour s'assurer que les droits de vote afférents à leurs parts de fiducie soient exercés à l'assemblée. Il arrive souvent que la procuration remise par un courtier à un porteur de parts véritable soit identique à celle remise aux porteurs de parts inscrits; cependant, son objet se limite à indiquer au porteur de parts inscrit comment voter pour le compte du porteur de parts véritable. À l'heure actuelle, la majorité des courtiers délèguent la responsabilité d'obtenir les directives des clients à ADP Investor Communications. ADP Investor Communications envoie habituellement par la poste un formulaire d'instructions de vote lisible électroniquement au lieu de la procuration et demande au porteur de parts véritable de remplir ce formulaire et de lui retourner par courrier ou par télécopieur. Le porteur de parts véritable peut également composer un numéro de téléphone sans frais afin de donner ses instructions de vote quant aux parts de fiducie qu'il détient. ADP Investor Communications compile ensuite toutes les directives reçues et remet les directives appropriées en vue de l'exercice des droits de vote afférents aux parts de fiducie devant être représentées à l'assemblée. **Le porteur de parts véritable qui reçoit un formulaire d'instructions de vote ne peut utiliser celui-ci pour exercer directement les droits de vote afférents à ses parts de fiducie à l'assemblée, puisque ce formulaire doit être retourné conformément aux instructions de ADP Investor Communications bien avant l'assemblée pour que les droits de vote afférents aux parts de fiducie puissent être exercés.**

RÉVOCABILITÉ DE LA PROCURATION

Le porteur de parts qui a remis une procuration peut la révoquer en tout temps avant qu'elle ne soit utilisée. La personne qui assiste à l'assemblée où doivent être exercés les droits de vote rattachés à une procuration qu'elle a donnée peut révoquer celle-ci et voter en personne. Outre les autres manières permises par la loi, une procuration peut être révoquée au moyen d'un acte écrit signé par le porteur de parts ou son mandataire autorisé par écrit ou, si le porteur de parts est une société par actions, revêtu de son sceau ou de la signature d'un membre de la direction ou de son mandataire dûment autorisé, et déposé soit au siège social de Harvest Operations Corp. au plus tard le jour ouvrable précédant le jour de l'assemblée, ou de toute reprise de celle-ci en cas d'ajournement, à laquelle la procuration doit être utilisée, soit auprès du président de l'assemblée le jour de l'assemblée ou de toute reprise de celle-ci en cas d'ajournement; dans les deux cas, la procuration est révoquée dès le moment d'un tel dépôt.

PERSONNES CHARGÉES DE LA SOLLICITATION

La sollicitation est effectuée pour le compte de la direction de Harvest. La Fiducie assume les frais engagés aux fins de la rédaction et de la mise à la poste de la procuration, de l'avis de convocation et de la présente circulaire d'information. Les procurations peuvent être sollicitées par la poste de même que dans le cadre d'entrevues personnelles, par téléphone ou par d'autres moyens de communication et par les administrateurs, les membres de la direction et les employés de Harvest Operations Corp., qui ne seront pas rémunérés expressément à cet égard.

EXERCICE DU POUVOIR DISCRÉTIONNAIRE DES FONDÉS DE POUVOIR

Les droits de vote afférents aux parts de fiducie représentées par une procuration en faveur d'un représentant de la direction de Harvest seront exercés à tout scrutin qui sera tenu à l'assemblée et, si le porteur de parts précise un choix quant à tout point à l'ordre du jour, ils seront exercés dans le cadre de chaque scrutin conformément aux instructions données.

En l'absence de telles instructions, les droits de vote afférents aux parts de fiducie seront exercés en faveur des points à l'ordre du jour. Les personnes nommées dans la procuration fournie par la Fiducie sont investies d'un pouvoir discrétionnaire quant à toute modification des questions précisées dans la procuration et dans l'avis de convocation. À la date d'impression de la présente circulaire d'information, la direction de Harvest n'est au courant d'aucune modification de ce genre ni d'aucune autre question.

PARTS DE FIDUCIE COMPORTANT DROIT DE VOTE ET PRINCIPAUX PORTEURS DE CELLES-CI

La Fiducie a été établie aux termes de l'acte de fiducie daté du 10 juillet 2002, en sa version modifiée et mise à jour en date du 10 juillet 2003, conclu entre le fiduciaire et Harvest Operations Corp. (l'« acte de fiducie »).

La Fiducie est autorisée à émettre un nombre illimité de parts de fiducie. Au 12 mai 2004, environ 17 310 495 parts de fiducie étaient émises et en circulation. À l'occasion d'un vote à main levée, chaque porteur de parts autorisé à voter qui assiste à l'assemblée ou y est représenté par procuration a droit à une voix. Dans le cadre d'un scrutin, chaque porteur de parts qui assiste à l'assemblée ou y est représenté par procuration a droit à une voix par part de fiducie dont il est porteur inscrit. Les votes relatifs aux résolutions spéciales sont tenus par voie de scrutin, sans qu'il soit nécessaire d'en faire la demande.

Les droits de vote afférents à une part de fiducie détenue conjointement peuvent être exercés à l'assemblée par l'un ou l'autre des porteurs en personne ou par procuration, mais si plus d'un de ces porteurs assistent à l'assemblée ou y sont représentés par procuration et ne s'entendent pas sur la façon d'exercer un droit de vote, celui d'entre eux dont le nom paraît en premier lieu dans le registre des porteurs de parts tenu par le fiduciaire aura le droit d'exercer ce droit de vote.

À la connaissance des administrateurs et des membres de la direction de Harvest Operations Corp., les seules personnes qui sont propriétaires véritables, directement ou indirectement, de parts de fiducie comportant plus de 10 % des droits de vote afférents aux parts de fiducie émises et en circulation pouvant être exercés à l'assemblée, ou qui exercent une emprise sur une telle proportion de ces parts de fiducie, sont les suivantes :

Nom du porteur de parts	Type de propriété	Nombre de parts de fiducie détenues en propriété	Pourcentage des parts de fiducie en circulation
M. Bruce Chernoff (1)	Directe et véritable	5 222 723	30,2 %
Acuity Investment Management Inc.	Directe et véritable	2 009 600	11,6 %

Note
(1) Ce nombre comprend 152 990 parts de fiducie appartenant à Caribou Capital Corp., société contrôlée par M. Chernoff.

Le pourcentage des parts de fiducie qui appartiennent, directement ou indirectement, aux administrateurs et aux membres de la direction de Harvest Operations Corp., collectivement, s'établit à environ 37,9 % (6 555 831 parts de fiducie).

QUORUM DE L'ASSEMBLÉE

Le quorum de l'assemblée sera formé d'au moins deux personnes y assistant ou y étant représentées par procuration qui représentent ensemble au moins 10 % des parts de fiducie en circulation. Si le quorum n'est pas atteint au cours de la demi-heure qui suit l'heure fixée pour la tenue de l'assemblée, celle-ci sera reportée à la date, se situant au moins quatorze (14) jours plus tard, au lieu et à l'heure que fixera le président de l'assemblée. À la reprise de l'assemblée, le quorum sera constitué des porteurs de parts y assistant ou y étant représentés par procuration. Dans le cas d'une assemblée où une résolution spéciale doit être étudiée, s'il y a ajournement, la reprise devra avoir lieu au moins 21 jours plus tard et l'avis de convocation devra être donné au moins dix jours avant sa tenue.

APPROBATIONS NÉCESSAIRES

Toutes les questions devant être soumises à l'assemblée sont des résolutions ordinaires qui doivent être approuvées par plus de 50 % des voix exprimées à cet égard par les porteurs de parts présents ou représentés par procuration à l'assemblée, ou pour leur compte, sauf la résolution relative aux actions de Harvest (au sens donné à ce terme ci-après), qui est une résolution spéciale. Une résolution spéciale doit être approuvée par au moins 66 2/3 % des voix exprimées à cet égard par les porteurs de parts présents ou représentés par procuration à l'assemblée, ou pour leur compte.

POINTS À L'ORDRE DU JOUR

1. Nomination du fiduciaire

L'acte de fiducie prévoit que les porteurs de parts doivent, à chaque assemblée annuelle, renouveler le mandat du fiduciaire ou nommer son successeur. Par conséquent, les porteurs de parts examineront une résolution ordinaire nommant de nouveau Valiant à titre de fiduciaire de la Fiducie pour un mandat expirant à la fin de la prochaine assemblée annuelle. Valiant est fiduciaire de la Fiducie depuis le 27 septembre 2002.

2. Élection des administrateurs de Harvest Operations Corp.

Les statuts de Harvest Operations Corp. prévoient que le conseil d'administration de celle-ci doit se composer d'au moins un (1) membre et d'au plus onze (11) membres. Il en compte actuellement cinq (5). Les porteurs de parts ont le droit de choisir tous les membres du conseil d'administration de Harvest Operations Corp. (le « conseil ») au cours d'une assemblée des porteurs de parts tenue conformément à l'acte de fiducie. Après cette assemblée, le fiduciaire élira ces personnes au conseil.

Les cinq (5) candidats suivants peuvent être élus à titre d'administrateurs de Harvest Operations Corp. :

John A. Brussa
M. Bruce Chernoff
Hank B. Swartout
Verne G. Johnson
Hector J. McFadyen

Le tableau suivant présente le nom et le lieu de résidence de chacun de ces cinq (5) candidats, le nombre de parts de fiducie de la Fiducie dont chacun est propriétaire véritable, directement ou indirectement, ou sur lesquelles il exerce une emprise, le poste qu'il occupe au sein de Harvest Operations Corp., la durée de son mandat à titre d'administrateur et son occupation principale :

Nom et lieu de résidence	Nombre de parts de fiducie détenues en propriété véritable ou soumises à une emprise[1]	Postes occupés et durée du mandat à titre d'administrateur	Occupation principale
John A. Brussa[2][4] Calgary (Alberta)	241 600	Administrateur depuis le 28 août 2002	Avocat; associé au sein de Burnet, Duckworth & Palmer LLP (cabinet d'avocats).
M. Bruce Chernoff[3][4] Calgary (Alberta)	5 222 723[5]	Président du conseil et administrateur depuis le 17 mai 2002	Ingénieur; président du conseil de Harvest Operations Corp.; président et administrateur de Caribou Capital Corp. (société de gestion de placements fermée) depuis juin 1999; d'avril 2000 à octobre 2001, vice-président directeur et chef des finances de Petrobank Energy and Resources Ltd. (société pétrolière et gazière ouverte); de février à juin 1999, vice-président directeur et chef des finances de Pacalta Resources Ltd. (« Pacalta ») (société pétrolière et gazière ouverte); auparavant, vice-président directeur de Pacalta.
Hank B. Swartout[3] Calgary (Alberta)	628 774	Administrateur depuis le 10 décembre 2002	Président du conseil, président et chef de la direction de Precision Drilling Corporation depuis juillet 1987.

Nom et lieu de résidence	Nombre de parts de fiducie détenues en propriété véritable ou soumises à une emprise(1)	Postes occupés et durée du mandat à titre d'administrateur	Occupation principale
Verne G. Johnson(2)(3) Calgary (Alberta)	20 000	Administrateur depuis le 28 août 2002	Président de KristErin Resources Inc., société familiale fermée, depuis janvier 2000; vice-président principal, Gestion des fonds de Enerplus Resources Group de 2000 à 2002; auparavant, président et chef de la direction de AltaQuest Energy Corporation de 1999 à 2000; auparavant, président de Ziff Energy Group (société d'experts-conseils en énergie) de 1997 à 1999; auparavant, président et chef de la direction de ELAN Energy Inc. (société pétrolière et gazière ouverte) de 1989 à 1997.
Hector J. McFadyen(2)(4) Calgary (Alberta)	20 000	Administrateur depuis le 28 août 2002	Homme d'affaires indépendant et administrateur de Hunting PLC (société pétrolière et gazière ouverte située au Royaume-Uni); administrateur de Société de fiducie Computershare du Canada (société canadienne fermée qui gère l'administration des registres des actionnaires et des employés de sociétés ouvertes et fermées en Amérique du Nord); administrateur de Aluma Systems (société canadienne fermée fournissant des services industriels et de construction en béton); auparavant, président, Division des activités intermédiaires, Alberta Energy Company Ltd. (société pétrolière et gazière ouverte).

Notes

(1) Ce nombre indique toutes les parts de fiducie détenues, directement ou indirectement, par ces personnes ou sur lesquelles celles-ci exercent une emprise. Il est fondé sur les renseignements fournis par chacune de ces personnes à Harvest Operations Corp.

(2) Membre du comité de vérification et de régie d'entreprise.

(3) Membre du comité des réserves, de la sécurité et de l'environnement.

(4) Membre du comité de rémunération.

(5) Ce nombre comprend 152 990 parts de fiducie détenues par Caribou Capital Corp., société contrôlée par M. Chernoff.

(6) Harvest Operations Corp. n'a pas de comité de direction.

3. Nomination des vérificateurs de la Fiducie

L'acte de fiducie prévoit que les vérificateurs de la Fiducie doivent être choisis à chaque assemblée annuelle des porteurs de parts. Par conséquent, les porteurs de parts examineront une résolution ordinaire nommant le cabinet KPMG s.r.l., comptables agréés, de Calgary, en Alberta, à titre de vérificateurs de la Fiducie pour un mandat expirant à la prochaine assemblée annuelle des porteurs de parts. Les comptables KPMG s.r.l. sont les vérificateurs de la Fiducie depuis le 12 juin 2002.

4. Modification du régime d'achat de parts incitatif

À l'assemblée, les porteurs de parts seront appelés à examiner et, s'ils le jugent opportun, à ratifier et à approuver certaines modifications du régime d'achat de parts incitatif de la Fiducie (le « régime d'achat de parts incitatif ») qui, sous sa forme actuelle, a été ratifié la dernière fois par les porteurs de parts le 12 juin 2003. À la date

des présentes, aux termes du régime d'achat de parts incitatif, en sa version adoptée par le conseil et approuvée par les porteurs de parts, le nombre total de parts de fiducie pouvant être émises ne peut excéder 1 121 000. La majoration du nombre de parts de fiducie pouvant être émises dans le cadre du régime d'achat de parts incitatif nécessite l'approbation des porteurs de parts.

À la date des présentes, des droits d'achat de 1 087 725 parts de fiducie sont en circulation dans le cadre du régime d'achat de parts incitatif (soit environ 6,28 % des parts de fiducie en circulation), des droits d'achat de 6 250 parts de fiducie ont été exercés et des droits d'achat de 27 025 parts de fiducie n'ont pas encore été octroyés. Le conseil propose d'accroître le nombre maximal de parts de fiducie qui peuvent être émises aux termes du régime d'achat de parts incitatif pour le faire passer de 1 121 000 à 1 487 250, sous réserve de l'approbation des organismes de réglementation et des porteurs de parts. Cette modification permettra l'octroi de droits d'achat d'un nombre supplémentaire de 366 250 parts de fiducie, conformément au régime d'achat de parts incitatif.

L'augmentation du nombre maximal de parts de fiducie qui peuvent être émises dans le cadre du régime d'achat de parts incitatif, comme il est indiqué ci-dessus, fera en sorte que le nombre de parts de fiducie pouvant servir aux octrois de droits (droits d'achat de 393 275 parts de fiducie) et le nombre de droits d'achat de parts de fiducie qui ont été octroyés et qui sont en circulation (droits d'achat de 1 087 725 parts de fiducie) feront passer à 1 481 000 le nombre total de parts de fiducie susceptibles d'être émises dans le cadre du régime d'achat de parts incitatif, soit 8,56 % des parts de fiducie actuellement en circulation.

Le conseil a établi que l'augmentation était nécessaire en raison de l'augmentation du nombre de parts de fiducie en circulation et en vue d'aider à recruter du personnel compétent et à le garder au service de la Fiducie.

À l'assemblée, les porteurs de parts seront appelés à examiner et, s'ils le jugent opportun, à approuver la résolution suivante des porteurs de parts visant à approuver la modification du régime d'achat de parts incitatif :

> « IL EST RÉSOLU, à titre de résolution ordinaire des porteurs de parts de Harvest Operations Corp., que le nombre maximal de parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif de Harvest Energy Trust soit majoré de 393 275 pour passer à un nombre maximal cumulatif de 1 487 250, et cette résolution est approuvée et ratifiée par les présentes. »

Le conseil est d'avis que la résolution énoncée ci-dessus est dans l'intérêt de la Fiducie et recommande aux porteurs de parts de voter en faveur de celle-ci.

Les personnes désignées dans la procuration fournie par la direction de Harvest ont l'intention, à moins de directives à l'effet contraire, de voter en faveur de la résolution approuvant la modification du régime d'achat de parts incitatif.

5. **Adoption du régime d'octroi de parts incitatif**

À l'assemblée, les porteurs de parts seront appelés à examiner et, s'ils le jugent opportun, à approuver et à ratifier un régime d'octroi de parts incitatif (le « régime d'octroi de parts ») de la Fiducie et l'émission d'un nombre maximal de 150 000 parts de fiducie aux termes de ce régime, sous réserve des rajustements qui pourraient y être prévus, notamment pour tenir compte des distributions mensuelles versées sur les parts de fiducie.

Le conseil a approuvé l'adoption du régime d'octroi de parts, qui permet à la Fiducie d'accorder des octrois (les « octrois ») de parts de fiducie faisant l'objet de restrictions à ses administrateurs, aux membres de sa direction, à ses employés et à ses consultants (les « fournisseurs de services ») et à ceux des membres de son groupe. Les octrois deviennent acquis aux porteurs chaque année sur une période de quatre ans et confèrent alors à ceux-ci le droit de recevoir le nombre de parts de fiducie qui y est désigné. Le régime d'octroi de parts a été adopté par le conseil comme mesure de rechange au régime d'achat de parts incitatif existant de la Fiducie. Les octrois aux termes du régime d'octroi de parts seront faits principalement aux administrateurs, aux membres de la direction et à d'autres employés clés.

Le comité de rémunération, le conseil et la direction de Harvest ont effectué un examen des régimes de rémunération de la Fiducie et de ceux de fiducies similaires dans le secteur pétrolier et gazier et dans d'autres secteurs en vue de concevoir un régime de rémunération qui constituera, pour la Fiducie, un mécanisme de rémunération incitatif efficace et qui fera en sorte que les intérêts de la direction et des employés de la Fiducie correspondent plus étroitement à ceux des porteurs de parts. Le comité de rémunération, le conseil et la direction de Harvest ont établi que le régime d'achat de parts incitatif existant de la Fiducie ne permettait pas d'atteindre ces objectifs complètement et, plus particulièrement, ne permettait pas à la Fiducie de recruter des employés clés sur le marché extrêmement concurrentiel du personnel compétent dans le secteur pétrolier et gazier et de les garder à son service. Comme mesure de rechange et en plus du régime d'achat de parts incitatif, le conseil a approuvé le régime d'octroi de parts en se fondant sur les recommandations du comité de rémunération et de la direction de Harvest.

Les objectifs principaux du régime d'octroi de parts sont de permettre à la Fiducie de recruter des fournisseurs de services compétents et de les garder à son service, de les inciter à acquérir une participation dans celle-ci, à demeurer à son service et à consacrer un maximum d'efforts à la réussite de son entreprise ainsi que de faire en sorte que les membres de sa direction se consacrent au rendement d'exploitation et financier et au rendement à long terme réalisé par les porteurs de parts.

Aux termes du régime d'octroi de parts, tous les fournisseurs de services peuvent bénéficier d'un octroi. Chaque octroi donnera au porteur le droit de recevoir le nombre de parts de fiducie qui y est désigné, et ces parts deviendront acquises à leur porteur et seront émises à raison de un quart à chacun des premier, deuxième, troisième et quatrième anniversaires de la date de l'octroi.

Le bénéficiaire d'un octroi peut choisir de recevoir, avec le consentement du conseil, plutôt que les parts de fiducie auxquelles il a droit aux termes de l'octroi, une somme en espèces correspondant à la valeur au marché totale de ces parts de fiducie à ce moment-là. La somme payable au porteur est fondée sur le cours de clôture des parts de fiducie à la Bourse de Toronto (la « TSX ») le jour de bourse précédant la date d'émission de celles-ci. Si la Fiducie et le porteur en conviennent, cette somme pourra être satisfaite en totalité ou en partie par des parts de fiducie acquises par la Fiducie à la TSX, dans la mesure où le nombre total de parts de fiducie qui peuvent être acquises de cette façon à l'intérieur d'une période de 12 mois n'excède pas 5 % des parts de fiducie en circulation au début de la période et, à l'intérieur d'une période de 30 jours, 2 % des parts de fiducie en circulation au début de la période.

Le régime d'octroi de parts prévoit que le nombre de parts devant être émises conformément aux octrois à chaque date à laquelle des distributions sont versées sur les parts de fiducie fera l'objet de rajustements cumulatifs d'un montant correspondant à la fraction dont le numérateur est le montant de la distribution par part de fiducie multiplié par le nombre de parts de fiducie pouvant être émises immédiatement avant la date de versement de la distribution, et dont le dénominateur est la juste valeur marchande des parts de fiducie, calculée aux termes du régime d'octroi de parts.

Dans l'éventualité d'un « changement de contrôle » de la Fiducie, au sens du régime d'octroi de parts, l'application des dispositions d'acquisition des parts de fiducie sera accélérée et toutes les parts ayant fait l'objet d'un octroi qui n'a pas été levé seront émises immédiatement avant la date à laquelle le changement de contrôle est réalisé. Le régime d'octroi de parts prévoit également que les octrois seront acquis à leur porteur ou prendront fin en cas de cessation d'emploi ou de décès de celui-ci.

Comme il en a été question ci-dessus, le régime d'octroi de parts vise à constituer une mesure de rechange et un ajout au régime d'achat de parts incitatif existant de la Fiducie. Les droits qui ont été octroyés aux termes du régime d'achat de parts incitatif et qui sont toujours en circulation ne seront pas touchés par la mise en application du régime d'octroi de parts. Au 12 mai 2004, des droits d'achat de 1 087 725 parts de fiducie étaient en circulation dans le cadre du régime d'achat de parts incitatif.

L'émission de parts de fiducie aux termes du régime d'octroi de parts est soumise à l'approbation des organismes de réglementation, y compris la TSX.

Le régime d'octroi de parts prévoit que le nombre maximal de parts de fiducie réservées à des fins d'émission conformément aux octrois ne doit pas excéder 150 000, sous réserve de rajustements pour tenir compte des distributions mensuelles versées sur les parts de fiducie. Compte tenu de la mise en œuvre du régime d'octroi de

parts, la Fiducie comptera un nombre total de 1 731 000 parts de fiducie réservées à des fins d'émission conformément à toutes les ententes de rémunération sous forme de parts (représentant 10,0 % des parts de fiducie actuellement en circulation), y compris 1 481 000 parts de fiducie réservées conformément au régime d'achat de parts incitatif (voir «- Modification du régime d'achat de parts incitatif»), 150 000 parts de fiducie réservées conformément au régime d'octroi de parts et 100 000 parts de fiducie réservées conformément au régime de rémunération des administrateurs et des membres de la direction (voir «- Adoption du régime de rémunération des administrateurs et des membres de la direction »).

Le régime d'octroi de parts est reproduit à l'annexe A.

À l'assemblée, les porteurs de parts seront appelés à examiner et, s'ils le jugent opportun, à approuver la résolution suivante des porteurs de parts désintéressés approuvant le régime d'octroi de parts :

> « IL EST RÉSOLU QUE, à titre de résolution ordinaire des porteurs de parts désintéressés de Harvest Energy Trust, le régime d'octroi de parts incitatif de Harvest Energy Trust, tel qu'il est décrit en substance dans la circulaire d'information de Harvest Energy Trust datée du 12 mai 2004, y compris l'émission de parts de fiducie conformément à celui-ci, est par les présentes approuvé et ratifié. »

Le conseil est d'avis que la résolution énoncée ci-dessus est dans l'intérêt de la Fiducie et recommande aux porteurs de parts de voter en faveur de celle-ci.

Cette résolution ne sera adoptée que si elle est approuvée par la majorité simple des voix exprimées par les porteurs de parts qui votent en personne ou par procuration à l'assemblée, à l'exception des voix afférentes aux parts de fiducie détenues en propriété véritable par des personnes qui auront le droit de recevoir des octrois et qui sont des « initiés » (au sens de la *Loi sur les valeurs mobilières* (Ontario)) des bénéficiaires, de même que des « personnes ayant des liens » (au sens de la *Loi sur les valeurs mobilières* (Ontario)) avec ceux-ci. À l'assemblée, le fiduciaire aura l'instruction d'exclure les voix exprimées sur cette résolution par ces initiés et les personnes ayant des liens avec ceux-ci, qui détiennent un nombre total de 6 555 831 parts de fiducie.

Les personnes désignées dans la procuration fournie par la direction de Harvest ont l'intention, à moins de directives à l'effet contraire, de voter en faveur de la résolution approuvant le régime d'octroi de parts.

6. Adoption du régime de rémunération des administrateurs et des membres de la direction

À l'assemblée, les porteurs de parts seront appelés à examiner et, s'ils le jugent opportun, à approuver et à ratifier un régime de rémunération des administrateurs et des membres de la direction (le « régime de rémunération des administrateurs et des membres de la direction ») et l'émission d'un nombre maximal de 100 000 parts de fiducie dans le cadre de ce régime, sous réserve des rajustements qui pourraient y être prévus, notamment pour tenir compte des distributions mensuelles versées sur les parts de fiducie.

Le conseil a approuvé l'adoption du régime de rémunération des administrateurs et des membres de la direction en vue de fournir des incitations efficaces aux administrateurs et aux membres de la direction de Harvest Operations Corp. dans le but de promouvoir le succès et l'entreprise de celle-ci et de récompenser ces administrateurs et membres de la direction quant au rendement à long terme et à la croissance de Harvest Operations Corp. en les encourageant à devenir propriétaire de parts de fiducie de la Fiducie.

Le régime de rémunération des administrateurs et des membres de la direction se compose de deux éléments : (i) pour ce qui est des administrateurs de la Société, un octroi différé du nombre de parts de fiducie par année civile qui est approuvé par le conseil et (ii) pour ce qui est des membres de la direction de la Société qui sont approuvés par le conseil, un octroi différé du nombre de parts de fiducie par année civile qui est approuvé par le conseil. La rémunération prévue par ce régime est payable sous forme d'un octroi différé de parts de fiducie.

L'administrateur ou le membre de la direction de Harvest Operations Corp. n'aura pas le droit de choisir de recevoir les parts de fiducie qui lui ont été octroyées avant la période de trois ans suivant la date d'octroi de celles-ci ou avant qu'il ne cesse d'être administrateur ou membre de la direction de Harvest Operations Corp., selon la première de ces éventualités. Nonobstant ce qui précède, chaque administrateur ou membre de la direction qui a le droit de recevoir un octroi différé de parts de fiducie aux termes du régime de rémunération des administrateurs et des membres de la direction a toutefois le droit de choisir par écrit, avant que l'octroi soit fait au cours d'une année donnée, que les parts de fiducie devant lui être émises aux termes du régime de rémunération des administrateurs et des membres de la direction lui soient émises le 31 décembre de l'année au cours de laquelle l'octroi lui est accordé. Les parts de fiducie auxquelles l'administrateur ou le membre de direction a droit aux termes du régime de rémunération des administrateurs et des membres de la direction ne seront émises qu'au moment où celui-ci remettra à Harvest Operations Corp. un choix écrit à cet effet et versera à la Fiducie la somme stipulée dans ce régime. L'administrateur ou le membre de la direction n'aura pas le droit de recevoir les parts de fiducie qui lui ont été octroyées et qui n'ont pas été émises à la date se situant cinq ans après la date de l'octroi.

Le régime de rémunération des administrateurs et des membres de la direction prévoit que le nombre de parts de fiducie pouvant être émises à un administrateur ou à un membre de la direction sera majoré, à chaque date à laquelle une distribution en espèces est versée aux porteurs de parts, d'une somme correspondant au produit du nombre de parts de fiducie qui peuvent encore être émises et de la fraction dont le numérateur est la distribution en espèces versée, exprimée comme une somme par part de fiducie, multipliée par le nombre de parts de fiducie pouvant être émises immédiatement avant la date de versement de la distribution, et dont le dénominateur est la juste valeur marchande des parts de fiducie à la TSX établie aux termes de ce régime.

L'émission de parts de fiducie dans le cadre du régime de rémunération des administrateurs et des membres de la direction est soumise à l'approbation des organismes de réglementation, y compris la TSX.

Sous réserve de l'approbation des organismes de réglementation, y compris la TSX, et de celle des porteurs de parts à l'assemblée, le régime de rémunération des administrateurs et des membres de la direction prendra effet le 15 décembre 2003 à l'égard des octrois différés aux administrateurs de Harvest Operations Corp., et le 1er janvier 2004 à l'égard des octrois différés aux membres de la direction de Harvest Operations Corp.

Le nombre total de parts de fiducie qui peuvent être émises aux termes du régime de rémunération des administrateurs et des membres de la direction ne doit pas excéder 100 000, sous réserve des rajustements qui pourraient y être prévus, notamment pour tenir compte des distributions mensuelles versées sur les parts de fiducie.

Le régime de rémunération des administrateurs et des membres de la direction est reproduit à l'annexe B.

À l'assemblée, les porteurs de parts seront appelés à examiner et, s'ils le jugent opportun, à approuver la résolution suivante des porteurs de parts désintéressés approuvant le régime de rémunération des administrateurs et des membres de la direction:

> « IL EST RÉSOLU QUE, à titre de résolution ordinaire des porteurs de parts désintéressés de Harvest Energy Trust, le régime de rémunération des administrateurs et des membres de la direction, tel qu'il est décrit en substance dans la circulaire d'information de Harvest Energy Trust datée du 12 mai 2004, y compris l'émission de parts de fiducie conformément à celui-ci, est par les présentes approuvé et ratifié. »

Le conseil est d'avis que la résolution présentée ci-dessus est dans l'intérêt de la Fiducie et recommande aux porteurs de parts de voter en faveur de celle-ci.

Cette résolution ne sera adoptée que si elle est approuvée par la majorité simple des voix exprimées par les porteurs de parts qui votent en personne ou par procuration à l'assemblée, à l'exception des voix afférentes aux parts de fiducie détenues en propriété véritable par les administrateurs et les membres de la direction de Harvest Operations Corp., de même que par des « personnes ayant des liens » (au sens de la *Loi sur les valeurs mobilières* (Ontario)) avec ceux-ci. À l'assemblée, le fiduciaire aura l'instruction d'exclure les voix exprimées sur cette

résolution par les administrateurs et les membres de la direction de Harvest Operations Corp. et les personnes ayant des liens avec ceux-ci, qui détiennent un nombre total de 6 555 831 parts de fiducie.

Les personnes désignées dans la procuration fournie par la direction de Harvest ont l'intention, à moins de directives à l'effet contraire, de voter en faveur de la résolution approuvant le régime de rémunération des administrateurs et des membres de la direction et l'émission des parts de fiducie conformément à celui-ci.

7. **Nouvelle catégorie d'actions de Harvest Operations Corp.**

La direction de Harvest a soumis au conseil une proposition visant à modifier les statuts de celle-ci en vue de créer un nombre illimité d'actions échangeables, pouvant être émises en séries, et, après avoir examiné cette proposition, le conseil a décidé de soumettre aux porteurs de parts une résolution spéciale approuvant cette modification.

Le capital autorisé de Harvest Operations Corp. se compose actuellement d'un nombre illimité d'actions ordinaires et d'un nombre illimité d'actions privilégiées de premier rang. En outre, à l'assemblée annuelle et extraordinaire des porteurs de parts tenue le 12 juin 2003, ceux-ci ont approuvé une résolution spéciale visant à modifier les statuts de Harvest Operations Corp. afin de créer une catégorie d'actions ordinaires sans droit de vote, pouvant être émises en séries.

Afin de disposer de plus de flexibilité pour réunir des capitaux et effectuer des acquisitions, le conseil recommande de modifier les statuts de Harvest Operations Corp. afin de créer une nouvelle catégorie d'actions échangeables, pouvant être émises en séries (les « actions échangeables »). Les actions échangeables donneront au porteur le droit, à tout moment, d'échanger chaque action échangeable à tout moment contre des parts de fiducie de la Fiducie selon le ratio d'échange alors en vigueur, initialement de un et rajusté par la suite pour tenir compte des distributions versées sur les parts de fiducie au cours d'un mois donné et du cours des parts de fiducie. Les actions échangeables donneront au porteur un titre comportant des droits économiques, de propriété et de vote sensiblement équivalents à ceux dont sont assorties les parts de fiducie de la Fiducie. Les porteurs d'actions échangeables auront les mêmes droits de vote que les porteurs de parts en raison des droits de vote spéciaux émis par la Fiducie (dont la création a également été approuvée par les porteurs de parts à l'assemblée annuelle et extraordinaire tenue le 12 juin 2003). Les droits, privilèges, restrictions et conditions de chaque série d'actions échangeables seront établis par le conseil au moment de la création de celle-ci. Les actions échangeables auront priorité sur les actions ordinaires, les actions sans droit de vote et les actions privilégiées de premier rang de Harvest Operations Corp. et sur toutes les autres actions subordonnées aux actions échangeables à l'égard du versement des dividendes et de la répartition de l'actif dans l'éventualité de la liquidation ou de la dissolution de Harvest Operations Corp.

L'acte de fiducie ne permet pas au fiduciaire de modifier les statuts de Harvest Operations Corp. en vue de modifier le capital-actions autorisé sans l'approbation des porteurs de parts, donnée par voie de résolution spéciale à l'assemblée des porteurs de parts convoquée à cette fin. Par conséquent, à l'assemblée, les porteurs de parts seront appelés à examiner et, s'ils le jugent opportun, à approuver la résolution spéciale suivante (la « résolution relative aux actions de Harvest ») autorisant la modification des statuts de Harvest Operations Corp. :

> « IL EST RÉSOLU, à titre de résolution spéciale des porteurs de parts de Harvest Energy Trust, ce qui suit :
>
> 1. que les statuts constitutifs de Harvest Operations Corp. (« Harvest ») soient modifiés en vertu de l'article 173(1)(d) de la *Business Corporation Act* (Alberta) en vue de créer une nouvelle catégorie d'actions échangeables, pouvant être émises en séries (les « actions échangeables »), comportant les droits, privilèges et restrictions qui auront été approuvés par le conseil, y compris ceux qui sont décrits dans la circulaire d'information de Harvest Energy Trust datée du 12 mai 2004;

2. que sous réserve de la mise en œuvre de la présente résolution spéciale, comme l'indique le paragraphe 3 ci-dessous, celle-ci prendra effet à la date de son approbation par les porteurs de parts;

3. que les membres de la direction pertinents de Harvest ou du fiduciaire, pour le compte de la Fiducie, reçoivent par les présentes l'autorisation et l'instruction de signer, de remettre et de déposer tous les documents et autres effets et de prendre toutes les autres mesures qu'ils jugeront nécessaires ou souhaitables en vue de mettre à effet la résolution spéciale qui précède, au moment qu'ils établiront, dans la mesure où les administrateurs de Search peuvent, à leur discrétion et sans autre approbation des porteurs de parts, révoquer et abroger la présente résolution spéciale ou une modification de l'acte de fiducie qui y est envisagée avant qu'il y soit donné suite. »

Le conseil d'administration de Harvest Operations Corp. recommande aux porteurs de parts d'approuver la résolution énoncée ci-dessus. Si la résolution est adoptée, les porteurs de parts sont avisés par les présentes que Harvest Operations Corp. adoptera une résolution écrite des actionnaires en vue de modifier ses statuts en vertu de la *Business Corporations Act* (Alberta) de manière à créer la nouvelle catégorie d'actions échangeables.

La résolution qui précède ne sera adoptée que si elle est approuvée par au moins 66 ⅔ % des voix exprimées par les porteurs de parts qui votent en personne ou par procuration à l'assemblée.

Les personnes désignées dans la procuration fournie par la direction de Harvest ont l'intention, à moins de directives à l'effet contraire, de voter en faveur de la résolution autorisant la modification des statuts de Harvest Operations Corp. en vue de créer la nouvelle catégorie d'actions échangeables.

RAPPORT SUR LA RÉMUNÉRATION DES HAUTS DIRIGEANTS

Le régime de rémunération des hauts dirigeants de Harvest Operations Corp. se compose d'un salaire de base, de primes et de l'octroi de droits aux termes du régime d'achat de parts incitatif de la Fiducie. Le comité de rémunération, lorsqu'il établit ce salaire, ces primes et ces autres mesures incitatives, tient compte des salaires, des primes et des avantages sociaux versés aux hauts dirigeants d'autres fiducies pétrolières et gazières conventionnelles et de sociétés pétrolières et gazières de taille moyenne du Canada afin de s'assurer que la rémunération globale qu'il offre est concurrentielle. Ces renseignements sont tirés du sondage annuel sur les salaires et les avantages sociaux offerts dans le secteur pétrolier et gazier canadien de Mercer Human Resource Consulting, qui est élaboré par des consultants indépendants qui étudient régulièrement les pratiques en matière de rémunération qui ont cours au Canada.

Le rapport qui précède est respectueusement soumis aux porteurs de parts par le comité de rémunération :

John A. Brussa
M. Bruce Chernoff
Hector J. McFadyen

RÉMUNÉRATION DES HAUTS DIRIGEANTS

Tableau récapitulatif de la rémunération

Harvest Operations Corp. compte actuellement quatre hauts dirigeants, dont trois ont touché respectivement un salaire annuel de 120 000 $, de 100 000 $ et de 100 000 $ au cours des années civiles terminées les 31 décembre 2002 et 2003. Tous les membres de la direction ont reçu des droits d'achat de parts de fiducie conformément au régime d'achat de parts incitatif de la Fiducie et y demeurent admissibles.

Le tableau qui suit donne des renseignements sur la rémunération versée au président de Harvest Operations Corp. et aux deux autres membres de la direction de celle-ci qui ont touché une rémunération supérieure à 100 000 $ au cours de l'exercice terminé le 31 décembre 2003 (collectivement, les « hauts dirigeants désignés »).

		Rémunération annuelle				
Nom et poste principal	Exercice	Salaire (en dollars)	Prime (en dollars)	Autre rémunération annuelle (en dollars)	Nombre de titres visés par les droits octroyés	Autre rémunération (en dollars)
Jacob Roorda [1] Président	2003 2002	120 000 50 000	112 560 Néant	16 956 6 699	Néant 175 000	Néant Néant
J.A. Ralston [3] Vice-président, Exploitation	2003 2002	100 000 45 834	112 560 Néant	14 744 4 583	Néant 175 000	Néant Néant
David M. Fisher [4] Vice-président, Finances	2003 2002	100 000 20 833	70 350 Néant	14 744 2 083	Néant 125 000	Néant Néant

Notes

(1) M. Roorda a été nommé président de Harvest Operations Corp. le 1er août 2002.

(2) Harvest Operations Corp. est exploitée activement depuis juillet 2002. Avant la nomination de M. Roorda, M. Chernoff était président de Harvest Operations Corp. M. Chernoff n'a reçu aucune rémunération ni aucun droit aux termes du régime d'achat de parts incitatif de la Fiducie à ce titre.

(3) M. Ralston a été nommé vice-président, Exploitation de Harvest Operations Corp. le 1er août 2002.

(4) M. Fisher a été nommé vice-président, Finances de Harvest Operations Corp. le 7 octobre 2002.

Droits incitatifs octroyés

Le tableau suivant présente des renseignements sur tous les droits incitatifs octroyés aux hauts dirigeants désignés au cours de l'exercice terminé le 31 décembre 2003.

Nom	Nombre de titres visés par des droits	Pourcentage du nombre total de droits octroyés aux employés au cours de l'exercice	Prix d'exercice ou de base (en dollars par titre)	Valeur au marché des titres visés par des droits à la date de l'octroi (en dollars par titre)	Date d'expiration
Jacob Roorda	Néant	s.o.	s.o.	s.o.	s.o.
J.A. Ralston	Néant	s.o.	s.o.	s.o.	s.o.
David M. Fisher	Néant	s.o.	s.o.	s.o.	s.o.

Le tableau suivant présente, relativement aux hauts dirigeants désignés, le nombre de droits incitatifs exercés et non exercés ainsi que la valeur des droits incitatifs en jeu selon le cours de clôture des parts de fiducie, soit 14,07 $, le 31 décembre 2003.

Nom	Nombre de titres acquis au moment de l'exercice	Valeur globale réalisée (en dollars)	Nombre de droits d'achat de parts non exercés à la fin de l'exercice Pouvant être exercés/ne pouvant pas être exercés	Valeur des droits d'achat de parts en jeu non exercés à la fin de l'exercice [1] (en dollars) Pouvant être exercés/ne pouvant pas être exercés
Jacob Roorda	Néant	s.o.	43 750 / 131 250	370 563 / 1 111 687
J.A. Ralston	Néant	s.o.	43 750 / 131 250	370 563 / 1 111 687
David M. Fisher	Néant	s.o.	31 250 / 93 750	264 688 / 794 062

Note

(1) Selon la différence entre le cours de clôture de 14,07 $ par part de fiducie à la TSX le 31 décembre 2003 et le prix d'octroi du droit incitatif, déduction faite des distributions par part de fiducie versées après la date d'octroi du droit incitatif, multipliée par le nombre de parts de fiducie visé par le droit incitatif en question.

RÉMUNÉRATION DES ADMINISTRATEURS

Les administrateurs de Harvest Operations Corp. reçoivent une provision annuelle de 10 000 $ et des jetons de présence de 500 $ par réunion du conseil à laquelle ils assistent, ou de 500 $ par réunion d'un comité à laquelle ils assistent si celle-ci survient à une date différente de celle d'une réunion du conseil, et ils ont droit au remboursement des frais qu'ils engagent à ce titre. Cette rémunération peut être versée en espèces ou, sous réserve de l'approbation du régime de rémunération des administrateurs et des membres de la direction, sous forme d'un octroi différé de parts de fiducie, au choix de l'administrateur. Les administrateurs peuvent également participer au régime d'achat de parts incitatif de la Fiducie et, sous réserve de l'approbation du régime d'octroi de parts, au régime d'octroi de parts.

CONTRATS D'EMPLOI

Harvest Operations Corp. n'a conclu aucun contrat d'emploi avec les membres de sa direction ou ses cadres. Toutefois, elle a l'intention de conclure avec chacun des membres de sa direction principale des contrats d'emploi qui devraient comporter les dispositions standard du secteur en matière de cessation d'emploi et de changement de contrôle.

GRAPHIQUE SUR LE RENDEMENT

Le cours de clôture des parts de fiducie s'est établi à 8,60 $ à la TSX à leur premier jour de négociations, soit le 5 décembre 2002. Le 31 décembre 2003, le cours de clôture des parts de fiducie s'est établi à 14,07 $ à la TSX. Le graphique suivant illustre la variation du rendement cumulatif réalisé par les porteurs de parts du 5 décembre 2002 au 31 décembre 2003, en supposant un placement initial de 100 $ dans les parts de fiducie, toutes les distributions en espèces étant réinvesties, par rapport à l'indice composé S&P/TSX et à l'indice des fiducies de l'énergie TSX, tous les dividendes et distributions étant réinvestis.(1)


215
195
175
155
135
115
95
5 décembre 2002
31 décembre 2002
31 décembre 2003
Harvest Energy Trust
Indice composé S&P/TSX
Indice des fiducies de l'énergie S&P/TSX

	5 décembre 2002	31 décembre 2002	31 décembre 2003
Harvest Energy Trust	100	110,47	191,51
Indice composé S&P/TSX	100	101,11	125,66
Indice des fiducies de l'énergie S&P/TSX	100	105,71	134,66

Notes

(1) Le rendement réalisé par les porteurs de parts de Harvest Energy Trust représente un rendement cumulatif de 78,3 % par année jusqu'au 31 décembre 2003 sur un placement initial effectué le 5 décembre 2002.

(2) L'indice composé S&P/TSX s'appelait auparavant l'indice TSE 300.

ÉNONCÉ DES PRATIQUES EN MATIÈRE DE RÉGIE D'ENTREPRISE

En 1995, la TSX a adopté un ensemble de lignes directrices en matière de régie d'entreprise, qu'elle a révisées en 1999 (les « lignes directrices »). Les lignes directrices portent sur des questions telles que la composition et l'indépendance des conseils d'administration, leurs fonctions et celles de leurs comités ainsi que le lien entre le conseil, la direction et les actionnaires d'une société. La TSX exige que toutes les sociétés inscrites à sa cote divulguent annuellement leur démarche en matière de régie d'entreprise en se reportant à chacune des lignes directrices.

Le texte qui suit décrit les pratiques de régie d'entreprise de la Fiducie, dont certaines sont stipulées dans l'acte de fiducie et d'autres sont établies par le conseil d'administration de Harvest Operations Corp.

	Lignes directrices de la TSX	Conformité de la Fiducie	Remarques
1.	Le conseil d'administration devrait assumer expressément la responsabilité de la gérance de la société, y compris les éléments suivants :	Oui	Le conseil d'administration de Harvest Operations Corp. (le « conseil ») accepte la responsabilité de la gérance de Harvest Operations Corp., des autres filiales de la Fiducie et de la Fiducie dans la mesure où cette responsabilité est déléguée à Harvest Operations Corp. par l'acte de fiducie. En général, le conseil, de concert avec le président de Harvest Operations Corp. (le « président »), définit les objectifs principaux de la Fiducie et supervise la gestion des activités commerciales et des affaires internes de la Fiducie en vue d'atteindre les objectifs principaux de celle-ci.
a.	l'adoption d'un processus de planification stratégique	Oui	Le conseil assume la responsabilité de l'adoption d'un processus de planification stratégique en examinant les prévisions et les budgets de dépenses en immobilisations et en approuvant les plans stratégiques, qui tiennent compte notamment des occasions d'affaires et des risques. Cet examen est effectué annuellement ainsi que dans le cadre d'opérations importantes entreprises par la Fiducie.
b.	la définition des risques principaux et la mise en œuvre de systèmes de gestion des risques	Oui	Le conseil, le comité de vérification et de régie d'entreprise et le comité des réserves, de la sécurité et de l'environnement sont responsables de la définition des risques principaux liés à l'entreprise des filiales de la Fiducie, de la mise en œuvre de systèmes de gestion de ces risques et de l'examen de l'intégrité des contrôles internes et des systèmes d'information de gestion des filiales de la Fiducie. Directement et par l'entremise du comité de vérification et de régie d'entreprise et du comité des réserves, de la sécurité et de l'environnement, le conseil supervise l'exploitation, les contrôles internes et les risques et reçoit des comptes rendus périodiques de la direction de Harvest et des vérificateurs externes à ce sujet.
c.	la planification de la relève et l'encadrement des membres de la direction principale	Oui	Le conseil est chargé de superviser et d'examiner le rendement du président et des membres de la direction principale et d'assurer la relève de ces personnes. Le comité de rémunération a expressément pour mandat de veiller à la mise en place et au fonctionnement efficace de programmes de planification de la relève et d'évaluation du rendement de la direction. Le comité de rémunération examine annuellement le rendement du président.

Lignes directrices de la TSX		Conformité de la Fiducie	Remarques
d.	la politique en matière de communications	Oui	Le conseil s'efforce de s'assurer que les porteurs de parts et le public ont accès librement, et dans les délais prescrits, aux documents d'information portant sur l'entreprise, les affaires et le rendement de la Fiducie, conformément à toutes les exigences des lois applicables. Le conseil, directement ou par l'entremise du comité de vérification et de régie d'entreprise, approuve les documents d'information et les communications importants, y compris les états financiers et le rapport de gestion qui figurent dans les rapports annuels et trimestriels, les documents de financement et les autres documents d'information. Le comité de vérification et de régie d'entreprise examine les questions ayant trait à la gestion des risques financiers ainsi que les méthodes utilisées afin de s'assurer que les résultats financiers et d'exploitation de la Fiducie sont divulgués aux porteurs de parts avec exactitude et dans les délais prescrits.
e.	l'intégrité des systèmes de contrôles internes et d'information de gestion	Oui	Le conseil a expressément pour mandat de s'assurer que les processus nécessaires sont en place afin de s'assurer de l'intégrité des systèmes de présentation de l'information financière, de contrôles internes et d'information de gestion de la Fiducie, fonction qu'il remplit pendant les réunions du conseil régulières ainsi que par l'intermédiaire du comité de vérification et de régie d'entreprise et du comité des réserves, de la sécurité et de l'environnement.
2.	Le conseil devrait être composé majoritairement d'administrateurs « non reliés ». Description de la façon dont on est arrivé à ces conclusions	Oui	Le conseil est actuellement composé de cinq (5) membres. M. Brussa est considéré comme un administrateur « externe », mais il pourrait être un administrateur « relié », étant donné que son cabinet fournit certains services juridiques à la Fiducie. Tous les autres administrateurs sont considérés comme des administrateurs « externes » et « non reliés », étant donné qu'ils sont indépendants de la direction de Harvest et n'ont aucun intérêt ni aucun lien d'affaires ou autre qui pourrait nuire gravement à leur capacité d'agir dans l'intérêt de la Fiducie ou qui pourrait raisonnablement être perçu comme tel, à l'exception des intérêts qui découlent du fait qu'ils sont propriétaires de parts de fiducie.
3.	Désignation d'un comité composé exclusivement d'administrateurs qui ne font pas partie de la direction, dont la majorité sont des administrateurs non reliés, chargé de proposer de nouveaux candidats au conseil et d'évaluer les administrateurs	Oui	Le mandat du comité de vérification et de régie d'entreprise englobe le processus de mise en candidature et l'orientation des nouveaux administrateurs. Le comité de vérification et de régie d'entreprise est composé majoritairement d'administrateurs non reliés. Le comité est chargé de découvrir et de recommander au conseil les personnes susceptibles d'occuper les postes vacants ou de s'ajouter aux autres administrateurs, au besoin.
4.	Mise en place d'un processus d'évaluation de l'efficacité du conseil et de ses comités ainsi que de l'apport de chaque administrateur	Oui	L'ensemble du conseil s'est toujours chargé des mises en candidature. Le comité de vérification et de régie d'entreprise a mis en œuvre un processus informel qui lui permet d'évaluer le rendement et l'apport de chaque membre du conseil ainsi que l'efficacité continue du conseil et de ses comités.

	Lignes directrices de la TSX	Conformité de la Fiducie	Remarques
5.	Établissement d'un programme d'orientation et de formation des nouveaux administrateurs	Oui	Le mandat du comité de vérification et de régie d'entreprise comprend l'élaboration et l'examen périodique de programmes d'orientation et de formation destinés aux nouveaux administrateurs.
6.	Examen du nombre de membres du conseil et de la mesure dans laquelle ce nombre influe sur son efficacité	Oui	Le comité de vérification et de régie d'entreprise a établi que le nombre actuel d'administrateurs est approprié, car il est assez élevé pour assurer la diversité des points de vue sans être trop élevé au point de nuire à l'efficacité du conseil.
7.	Examen de la rémunération des administrateurs	Oui	Le comité de rémunération examine annuellement le montant de la rémunération et le mode de rémunération afin de s'assurer que cette rémunération reflète les responsabilités et les risques inhérents au fait d'être un administrateur efficace. Le comité de rémunération compare la rémunération des administrateurs à celle que touchent les administrateurs qui occupent des postes similaires. Le conseil établit la rémunération des administrateurs d'après les recommandations du comité de rémunération.
8.	Les comités devraient généralement être composés d'administrateurs qui ne font pas partie de la direction, dont la majorité sont des administrateurs non reliés	Oui	Tous les comités du conseil sont composés d'administrateurs qui ne font pas partie de la direction, dont la majorité sont des administrateurs non reliés.
9.	Désignation d'un comité chargé d'établir les pratiques de la Fiducie en matière de régie d'entreprise	Oui	Le comité de vérification et de régie d'entreprise aide le conseil à régler les questions touchant les pratiques de la Fiducie en matière de régie d'entreprise, l'organisation et la composition du conseil, l'organisation et la tenue des réunions du conseil et l'efficacité avec laquelle le conseil s'acquitte de ses responsabilités
10. a.	Circonscription des responsabilités de la direction par l'élaboration des mandats suivants :		
i.	le conseil d'administration	Oui	Le conseil a élaboré et approuvé son mandat qui décrit notamment ses obligations et objectifs principaux
ii.	le chef de la direction	Oui	Une fois par année, le conseil et le président définissent les fonctions principales de ce dernier et établissent les fonctions clés qu'il devra remplir au cours de l'année suivante.
b.	Le conseil d'administration devrait approuver les objectifs que doit atteindre le chef de la direction	Oui	Le conseil examine annuellement les objectifs que doit atteindre le président.

	Lignes directrices de la TSX	Conformité de la Fiducie	Remarques
11.	Mise en œuvre des structures et du processus permettant au conseil de demeurer indépendant de la direction	Oui	Le conseil a décidé de se réunir trimestriellement en l'absence de la direction de Harvest, ce qui lui permet de conserver son indépendance. Le président du conseil est indépendant de la direction de Harvest. Les comités du conseil se réunissent indépendamment de la direction de Harvest, au besoin.
12.	Assurance que le comité de vérification, composé d'administrateurs qui ne font pas partie de la direction, a un mandat bien défini et peut communiquer directement avec les vérificateurs externes	Oui	Le conseil a mis sur pied un comité de vérification et de régie d'entreprise composé entièrement d'administrateurs qui ne font pas partie de la direction, dont le mandat définit expressément les fonctions et les responsabilités. Le mandat du comité de vérification et de régie d'entreprise comprend les objectifs suivants : • aider les administrateurs à remplir leurs responsabilités (particulièrement l'obligation de rendre compte) en ce qui a trait à l'élaboration et à la présentation des états financiers de la Fiducie et aux questions connexes; • s'assurer que Harvest se conforme à la totalité des lois, règlements, règles, politiques et autres exigences des gouvernements, des organismes de réglementation et des bourses en ce qui a trait à la communication et à la présentation des informations financières; • s'assurer que les fonctions comptables de Harvest sont effectuées conformément à un système de contrôles internes visant à saisir et à inscrire adéquatement la totalité des opérations financières; • favoriser une meilleure communication entre les administrateurs et les parties externes; • s'assurer de l'indépendance des vérificateurs externes; • accroître la crédibilité et l'objectivité des rapports financiers; • renforcer le rôle des administrateurs externes en facilitant les discussions de fond entre les administrateurs qui siègent au comité de vérification et de régie d'entreprise, la direction de Harvest et les vérificateurs externes.

Lignes directrices de la TSX		Conformité de la Fiducie	Remarques
			Les responsabilités du comité de vérification et de régie d'entreprise comprennent l'examen de la nature et de l'étendue de la vérification annuelle, l'évaluation des titres de compétence et de l'expérience des cabinets comptables susceptibles d'effectuer la vérification annuelle de la Fiducie, l'examen des rapports de la direction sur les pratiques et les normes comptables internes, du processus de présentation de l'information financière et des systèmes et méthodes comptables, des rapports, documents et états financiers importants, de même que la recommandation à l'approbation du conseil des états financiers vérifiés et des autres documents d'information obligatoires contenant de l'information financière. Le comité de vérification et de régie d'entreprise communique régulièrement avec le groupe de direction chargé de la comptabilité interne et rencontre les vérificateurs externes au moins deux fois par année. Le mandat du comité de vérification et de régie d'entreprise exige expressément que celui-ci approuve tous les mandats autres que de vérification que la Fiducie confie aux vérificateurs externes.
13.	S'assurer qu'un comité de vérification des réserves a été mis sur pied et qu'il dispose de voies de communication directes avec les évaluateurs externes des réserves pétrolières et gazières	Oui	Le comité a mis sur pied un comité des réserves, de la sécurité et de l'environnement composé de trois (3) administrateurs non reliés. Il incombe notamment à ce comité d'examiner les évaluations annuelles des réserves pétrolières et gazières des filiales de la Fiducie, de revoir de façon périodique les titres de compétence, l'expérience et l'indépendance des cabinets d'ingénieurs-conseils qui dressent les rapports sur les réserves pétrolières et gazières de la Fiducie et de rencontrer les ingénieurs responsables de ces rapports, qui sont à l'emploi des filiales de la Fiducie ou dont celles-ci ont retenu les services.
14.	Mise en œuvre d'un système permettant à un administrateur donné de retenir les services de conseillers externes aux frais de la société	Oui	Chaque administrateur peut retenir les services de conseillers externes, à nos frais, dans certaines circonstances.

PRÊTS CONSENTIS AUX ADMINISTRATEURS, AUX MEMBRES DE LA DIRECTION PRINCIPALE ET À D'AUTRES PERSONNES

Depuis la constitution de Harvest Operations Corp., ni les administrateurs ou les membres de la direction de celle-ci ni les personnes avec lesquelles ils ont des liens n'ont contracté de prêt envers Harvest Operations Corp. ou la Fiducie ou une autre entreprise qui fait l'objet, ou qui a fait l'objet, à quelque moment que ce soit depuis le début de la dernière période financière terminée, d'une garantie, d'une convention de soutien, d'une lettre de crédit ou d'une autre entente similaire fournie par Harvest Operations Corp. ou la Fiducie.

INITIÉS INTÉRESSÉS DANS DES OPÉRATIONS IMPORTANTES

Aucun initié de la Fiducie, aucun candidat à titre d'administrateur ni aucun membre du groupe de ces initiés ou candidats ni aucune personne ayant des liens avec eux n'a eu, depuis le 1er janvier 2003, d'intérêt

important, direct ou indirect, dans une opération projetée qui a eu ou aurait une incidence importante sur la Fiducie ou sur l'une ou l'autre des filiales de celle-ci, à l'exception de ce qui est indiqué ci-dessous.

Le 24 janvier 2003, Caribou Capital Corp., société contrôlée par M. Bruce Chernoff (administrateur et président du conseil de Harvest Operations Corp.), a levé des bons de souscription visant l'achat de 150 000 parts de fiducie en contrepartie d'un produit de 150 000 $. Les bons de souscription avaient été octroyés dans le cadre d'un financement par titres d'emprunt fourni par Caribou Capital Corp. à la Fiducie en 2002.

Le 4 février 2003, MM. Chernoff, Jacob Roorda (président de Harvest Operations Corp.) et John Brussa (administrateur de Harvest Operations Corp.) ont acquis respectivement 167 750, 10 000 et 1 500 bons de souscription d'actions ordinaires spéciaux de la Fiducie (les « bons de souscription spéciaux »), au prix de 10,00 $ chacun. Ces bons de souscription ont été émis dans le cadre du placement de 1 500 000 bons de souscription réalisé par la Fiducie. Les bons de souscription spéciaux qui ont été achetés par ces personnes ont été acquis selon les mêmes modalités que l'ont été tous les autres bons de souscription spéciaux.

Le 28 juillet 2003, la Fiducie a conclu des billets de financement provisoire par capitaux propres (les « billets de financement provisoire par capitaux propres ») avec M. Chernoff et Caribou Capital Corp., société contrôlée par M. Chernoff, qui prévoyaient que des avances pouvant aller jusqu'à 40 000 000$ pouvaient être consenties à la Fiducie afin de faciliter l'acquisition, par Harvest Operations Corp., de certaines propriétés pétrolifères et gazéifères. Le 29 juillet 2003, la Fiducie a reçu des avances de 11 000 000 $ aux termes des billets de financement provisoire par capitaux propres pour financer le dépôt relatif à l'achat de ces propriétés. Le 29 septembre 2003, la Fiducie a modifié les billets de financement provisoire par capitaux propres pour que les avances puissent servir à rembourser la facilité de crédit de Harvest Operations Corp. alors existante et a conclu les billets de financement provisoire (les « billets de financement provisoire ») avec M. Chernoff et Caribou Capital Corp., qui prévoyaient que des avances pouvant aller jusqu'à 30 000 000 $ pouvaient être consenties à la Fiducie afin de faciliter le remboursement de la facilité de crédit de Harvest Operations Corp. alors existante et l'acquisition, par celle-ci, de certaines propriétés pétrolifères et gazéifères. Le 29 septembre 2003, la Fiducie a reçu des avances supplémentaires de 22 500 000 $ aux termes des billets de financement provisoire par capitaux propres et des avances de 25 000 000 $ aux termes des billets de financement provisoire. La Fiducie a avancé ces sommes à Harvest Operations Corp. le 30 septembre 2003, laquelle les a affectées au remboursement partiel de la tranche impayée approximative de 48 100 000 $ de sa facilité de crédit alors existante. Le 1er octobre 2003, le dépôt de 11 000 000 $ relatif aux propriétés a été remboursé et cette somme a servi à rembourser partiellement le capital de 11 000 000 $ des billets de financement provisoire. Le 16 octobre 2003, la Société a remboursé une tranche de 8 500 000 $ des billets de financement provisoire par capitaux propres et a affecté une somme d'environ 14 000 000 $ au remboursement intégral des billets de financement provisoire. Le 2 janvier 2004, la Fiducie a versé des intérêts courus de 665 068 $ sur le capital des billets de financement provisoire par capitaux propres en circulation au cours du quatrième trimestre de 2003. Les 26 et 29 janvier 2004, la Société a remboursé le capital restant des billets de financement provisoire par capitaux propres en circulation, soit 25 000 000 $, et versé les intérêts courus depuis le 31 décembre 2003, soit 185 232 $.

Le 16 octobre 2003, David M. Fisher (vice-président, Finances de Harvest Operations Corp.) et certaines fiducies familiales dont M. Fisher est l'exécuteur et administrateur ont acquis 20 250 parts de fiducie au prix de 12,00 $ chacune. Ces parts de fiducie avaient été émises aux termes du placement du 7 octobre 2003, dans le cadre duquel la Fiducie avait émis un nombre total de 4 312 500 parts de fiducie. Les parts de fiducie qui ont été achetées par M. Fisher et les fiducies familiales ont été acquises selon les mêmes modalités que l'ont été toutes les autres parts de fiducie dans le cadre du placement du 7 octobre 2003.

Le 29 janvier 2004, M. Chernoff a acquis des débentures subordonnées non garanties convertibles à 9 % (les « débentures ») d'un capital de 4 500 000 $, au prix de 1 000 $ chacune. Les débentures acquises avaient été émises aux termes du placement de débentures du 21 janvier 2004, dans le cadre duquel la Société avait émis des débentures d'un capital global de 60 000 000 $. Les débentures acquises par M. Chernoff ont été acquises selon les mêmes modalités que l'ont été toutes les autres débentures émises dans le cadre du placement du 21 janvier 2004.

PERSONNES PHYSIQUES ET MORALES INTÉRESSÉES DANS DES POINTS À L'ORDRE DU JOUR

Sauf pour ce qui est divulgué dans les présentes, la direction de Harvest n'est au courant d'aucun intérêt important qu'un administrateur, un membre de la direction principale, un candidat au poste d'administrateur de Harvest Operations Corp. ou une personne ayant des liens avec ceux-ci ou faisant partie de leur groupe pourrait avoir dans un point à l'ordre du jour de l'assemblée.

AUTRES QUESTIONS

Sauf pour ce qui est des questions mentionnées dans l'avis de convocation, la direction de Harvest n'est au courant d'aucune question ou modification devant être soumise à l'assemblée; toutefois, si une autre question est valablement soumise à l'assemblée, les fondés de pouvoir exerceront les droits de vote rattachés à la procuration ci-jointe avec discernement.

APPROBATION ET ATTESTATION

Le conseil d'administration de Harvest Operations Corp., pour le compte de la Fiducie, a approuvé le contenu de la présente circulaire d'information et en a autorisé l'envoi.

Le texte qui précède ne contient aucun énoncé faux d'un fait important ni n'omet d'énoncer un fait important qui est requis ou dont la mention est nécessaire afin qu'un énoncé ne soit pas faux ou trompeur à la lumière des circonstances dans lesquelles il a été fait.

FAIT le 12 mai 2004

Pour HARVEST ENERGY TRUST,
Harvest Operations Corp.,

(signé) Jacob Roorda, ing.
Président

(signé) David M. Fisher, CA
Vice-président, Finances

ANNEXE A

RÉGIME D'OCTROI DE PARTS INCITATIF

Le conseil d'administration de Harvest Operations Corp. (la « **Société** ») a adopté, à l'intention de Harvest Energy Trust (la « **Fiducie** »), le présent régime d'octroi de parts incitatif (le « **régime** ») régissant l'émission de parts (au sens donné à ce terme dans les présentes) de la Fiducie aux administrateurs, aux membres de la direction, aux employés et aux consultants de la Fiducie et aux membres du groupe de la Fiducie (au sens donné à ce terme dans les présentes).

1. Objectifs

Les objectifs principaux du régime sont les suivants :

a) permettre à la Fiducie et aux membres du groupe de la Fiducie de recruter et de garder à leur service les administrateurs, les membres de la direction, les employés et les autres fournisseurs de services compétents dont ceux-ci ont besoin;

b) inciter ces administrateurs, membres de la direction, employés et fournisseurs de services à détenir une participation dans la Fiducie ainsi qu'à demeurer au service de la Fiducie et des membres du groupe de la Fiducie et à consacrer le maximum d'efforts à la réussite de l'entreprise de la Fiducie;

c) s'assurer que les membres de la direction de la Fiducie et les membres du groupe de la Fiducie se concentrent sur le rendement d'exploitation et financier ainsi que sur le rendement total à long terme réalisé par les porteurs de parts.

2. Définitions

Les termes suivants ont le sens qui leur est conféré ci-après dans le présent régime :

a) « **Administrateur en fonction** » désigne un membre du conseil qui était en fonction à la date d'effet du régime et tout successeur d'un administrateur en fonction qui a été recommandé, élu ou nommé à titre de successeur d'un administrateur en fonction au moyen d'un vote du conseil, y compris la majorité des administrateurs en fonction siégeant alors au conseil, avant que surviennent les opérations, les élections ou les nominations donnant lieu à un changement de contrôle;

b) « **Bénéficiaire** » a le sens qui lui est donné à l'article 4 des présentes;

c) « **Bourse** » désigne la Bourse de Toronto ou une autre bourse à laquelle les parts sont alors inscrites et affichées à des fins de négociation;

d) « **Changement de contrôle** » désigne ce qui suit :

(i) une offre publique d'achat fructueuse;

(ii) un changement dans la propriété véritable des titres en circulation ou d'autres participations, ou dans l'emprise exercée sur ceux-ci, donnant lieu aux situations suivantes :

A) une personne ou un groupe de personnes « agissant conjointement ou de

concert » (au sens donné à l'expression « *acting jointly or in concert* » dans la *Securities Act* (Alberta), en sa version modifiée),

B) un « membre du groupe » de cette personne ou de ce groupe de personnes ou une « personne ayant des liens » avec ceux-ci (au sens donné aux termes « affiliate » et « associate » dans la Securities Act (Alberta), en sa version modifiée),

détient, directement ou indirectement, plus de 50 % des titres comportant droit de vote en circulation ou des participations de la Fiducie, en est propriétaire ou exerce une emprise sur une telle proportion de ces titres ou sur ces participations, sans que cela soit le résultat d'une opération ou d'une série d'opérations approuvées par les administrateurs en fonction, à moins que cette détention, propriété ou emprise ne s'applique à plus de 50 % des titres comportant de droit de vote en circulation ou des participations de la Fiducie,

(iii) les administrateurs en fonction ne constituent plus la majorité du conseil,

(iv) la vente, la location ou le transfert de la totalité ou de la quasi-totalité des biens de la Fiducie détenus directement ou indirectement à une ou à plusieurs autres personnes (sauf dans le cadre d'une réorganisation interne),

(v) le fait que la majorité du conseil décide qu'un changement de contrôle est survenu ou est sur le point de survenir, cette décision étant finale et exécutoire à toutes les fins du régime;

e) « **Comité** » a le sens qui lui est donné à l'article 3 des présentes. Toutefois, si le conseil ne charge pas le comité de rémunération ou un autre comité d'administrer le régime ou ne l'autorise pas à le faire, toute mention du comité dans le régime sera réputée être un renvoi au conseil;

f) « **Conseil** » désigne le conseil d'administration de la Société;

g) « **Consultant** » désigne une personne ou une société par actions, autre qu'un employé, un membre de la direction principale ou un administrateur de la Fiducie, qui répond aux critères suivants :

(i) elle est chargée de fournir des services à la Fiducie ou à un membre du groupe de la Fiducie;

(ii) elle fournit les services aux termes d'un contrat écrit avec la Fiducie ou un membre du groupe de la Fiducie;

(iii) elle consacre ou consacrera beaucoup de temps et d'attention aux affaires et à l'entreprise de la Fiducie ou d'un membre du groupe de la Fiducie;

et comprend, en ce qui a trait à chaque consultant, une société par actions dont ce consultant est un employé ou un actionnaire, et une société de personnes dont ce consultant est un employé ou un associé;

h) « **Convention d'octroi** » a le sens qui lui est donné à l'article 6 des présentes;

i) « **Date d'émission** » désigne, à l'égard d'un octroi, la date à laquelle les parts octroyées conformément à celui-ci seront émises au bénéficiaire de cet octroi;

j) « **Date de clôture des registres de la distribution** » désigne la date de clôture des registres applicable à une distribution, servant à désigner les porteurs de parts qui ont droit à cette distribution;

k) « **Date de versement de la distribution** » désigne une date à laquelle une distribution est versée aux porteurs de parts;

l) « **Distribution** » désigne une distribution versée sur les parts par la Fiducie, exprimée en montant par part;

m) « **Fournisseur de services** » a le sens qui lui est donné à l'article 4 des présentes;

n) « **Groupe de comparaison** » désigne, de façon générale, des émetteurs canadiens comparables du secteur du pétrole et du gaz qui font concurrence à la Fiducie et qui sont désignés par le comité;

o) « **Invalidité** » désigne, à l'égard d'un bénéficiaire, le fait que celui-ci reçoit des prestations dans le cadre d'un régime d'invalidité de longue durée de la Société ou d'un membre du groupe de la Fiducie;

p) « **Juste valeur marchande** » désigne, à l'égard d'une part, la moyenne arithmétique du prix moyen pondéré auquel le volume quotidien des parts est négocié à la Bourse de Toronto pendant la période de jours de bourse au cours de laquelle au moins un lot régulier de parts est négocié, rajustée de façon appropriée pour tenir compte de certaines modifications du capital-actions (y compris un fractionnement ou un regroupement de parts, certains placements de droits et certaines distributions);

q) « **Membre du groupe de la Fiducie** » désigne une société par actions, une société de personnes ou une fiducie qui est affiliée à la Société ou à la Fiducie (au sens de la *Securities Act* (Alberta)) et, aux fins de la présente définition, une société par actions, une société de personnes ou une fiducie est affiliée à une autre société par actions, société de personnes ou fiducie si elle contrôle directement ou indirectement cette autre société par actions, société de personnes ou fiducie, ou est directement ou indirectement contrôlée par celle-ci, au moyen de la propriété de titres;

r) « **Montant du règlement** » a le sens qui lui est donné au paragraphe 6c) des présentes;

s) « **Octroi** » désigne un octroi de parts aux termes du régime, lesquelles parts peuvent être émises à la date d'émission établie conformément à l'alinéa 6(b)(i) des présentes, sous réserve de rajustements effectués conformément à cet alinéa;

t) « **Offre publique d'achat** » désigne une « offre publique d'achat », au sens donné au terme « *take-over bid* » dans la *Securities Act* (Alberta), en sa version modifiée, à l'issue de laquelle l' « initiateur », si cette offre publique d'achat est réussie, deviendrait propriétaire véritable, directement ou indirectement, de plus de 50 % des parts en circulation;

u) « **Parts** » désigne les parts de fiducie de la Fiducie.

v) « **Période de jours de bourse** » désigne la période commençant le deuxième jour ouvrable suivant la date de clôture des registres de la distribution et se terminant le deuxième jour ouvrable précédant la date de versement de la distribution. Cette période ne comprendra pas plus de 20 jours de bourse et le dernier jour de bourse de la période sera le deuxième jour ouvrable précédant la date de versement de la distribution.

w) « **Porteur de parts** » désigne un porteur de parts;

x) « **Ratio de rajustement** » désigne, à l'égard d'un octroi, le ratio servant à rajuster le nombre de parts devant être émises à la date d'émission applicable à cet octroi, établi conformément au régime. Pour chaque octroi, le ratio de rajustement correspondra initialement à 1, et sera rajusté de façon cumulative par la suite comme suit : il sera augmenté, à chaque date de versement de la distribution, d'un montant, arrondi à la cinquième décimale la plus proche, équivalant à la fraction dont le numérateur est la distribution, exprimée en montant par part, versée à cette date de versement de la distribution, multipliée par le ratio de rajustement en vigueur immédiatement avant la date de versement de la distribution, et dont le dénominateur est la juste valeur marchande des parts en vigueur immédiatement avant cette date de versement de la distribution;

y) « **Rendement total réalisé par les porteurs de parts** » désigne, à l'égard d'une période, le rendement total réalisé par les porteurs de parts sur les parts calculé au moyen des distributions cumulatives réinvesties et de l'évolution du cours des parts à la bourse au cours de cette période;

z) « **Retraite** » a le sens que lui conférera le comité ou le conseil mais, plus particulièrement, ne comprendra aucun des événements décrits aux alinéas 6d)(i), (ii), (iii) ou (v);

3. Administration

Le régime sera administré par le comité de rémunération du conseil ou un autre comité que le conseil jugera approprié (le « **comité** »).

Le comité aura l'autorité, à son entière discrétion, sous réserve des dispositions expresses du régime et d'une manière qui n'est pas incompatible avec celles-ci, d'administrer le régime et d'exercer tous les pouvoirs qui lui ont été conférés expressément dans le cadre du régime ou qui sont nécessaires ou utiles aux fins de l'administration du régime, y compris les pouvoirs suivants :

a) établir les octrois de parts;

b) établir la juste valeur marchande des parts à quelque date que ce soit;

c) désigner les fournisseurs de services à qui les octrois seront consentis et le moment auquel ils le seront;

d) établir le nombre de parts visées par chaque octroi;

e) établir le groupe de comparaison à quelque moment que ce soit;

f) prescrire, modifier et abroger les règles et règlements se rapportant au régime;

g) interpréter le régime;

h) établir les modalités des conventions d'octrois (qui ne sont pas obligatoirement identiques) conclues relativement aux octrois;

i) prendre toutes les décisions jugées nécessaires ou utiles aux fins de l'administration du régime.

Les décisions du comité seront assujetties à l'examen et à l'approbation du conseil. Le comité peut déléguer à un ou à plusieurs de ses membres ou à un ou à plusieurs mandataires les fonctions administratives qu'il juge utile de déléguer, et le comité ou l'une ou l'autre de ces personnes peut retenir les services d'une ou de plusieurs personnes qui pourront lui donner des conseils quant aux responsabilités qui lui incombent aux termes du régime.

Plus particulièrement, et sans restreindre le pouvoir discrétionnaire conféré au comité aux termes du présent article, la décision du comité d'approuver un octroi au cours d'une année n'obligera pas le comité à approuver un octroi à un fournisseur de services au cours d'une autre année et, de même, la décision prise par le comité à l'égard du nombre de parts visées par un octroi ou des modalités de cet octroi au cours d'une année n'obligera pas celui-ci à approuver un octroi du même nombre de parts ou assorti des mêmes modalités à un fournisseur de services au cours d'une autre année. Le simple fait qu'un octroi ait déjà été consenti à un fournisseur de services aux termes du présent régime ou d'une autre entente de rémunération similaire de la Fiducie ou d'un membre du groupe de la Fiducie n'empêchera pas le comité de décider d'approuver un autre octroi à ce fournisseur de services. Aucun fournisseur de services ne peut revendiquer un octroi ni n'a quelque droit que ce soit sur un octroi.

4. Établissement de l'admissibilité et des octrois

Les octrois peuvent être consentis seulement aux personnes, entreprises ou sociétés par actions qui sont des employés à temps plein, des membres de la direction principale, des administrateurs ou des consultants de la Fiducie ou de l'un ou l'autre des membres du groupe de la Fiducie (collectivement, les « **fournisseurs de services** »); il est toutefois entendu que les fournisseurs de services participent au régime volontairement. Le comité désigne les fournisseurs de services à qui les octrois peuvent être consentis (les « **bénéficiaires** ») et établit le nombre de parts visées par chaque octroi en tenant compte des facteurs qu'il juge pertinents, à son entière discrétion, y compris un ou plusieurs des facteurs suivants :

a) les données sur la rémunération versée aux personnes occupant des postes comparables parmi le groupe de comparaison;

b) les fonctions et l'ancienneté du bénéficiaire;

c) les mesures de rendement de la Fiducie par rapport aux mesures de rendement similaires de membres du groupe de comparaison pour le dernier exercice terminé;

d) l'apport personnel et éventuel du bénéficiaire au succès de la Fiducie;

e) les primes en espèces versées ou devant être versées au bénéficiaire à l'égard de son apport personnel et éventuel au succès de la Fiducie;

f) la juste valeur marchande ou le cours des parts au moment de l'octroi;

g) tous les autres facteurs qu'il jugera pertinents, à son entière discrétion, à l'atteinte des objectifs du régime.

5. Réservation de parts

Sous réserve de la clause 6f) du régime, le nombre de parts réservées à des fins d'émission aux termes des octrois ne peut excéder 150 000.

6. Modalités des octrois de parts

Chaque octroi consenti aux termes du régime est assujetti aux modalités de celui-ci et attesté par une convention écrite entre la Fiducie et le bénéficiaire (une « **convention d'octroi** »), laquelle convention sera conforme aux exigences de la bourse et aux modalités suivantes (ainsi qu'aux autres modalités qui ne sont pas incompatibles avec les modalités du présent régime que le comité ou le conseil, à son entière discrétion, établira) et y est assujettie :

a) *Nombre et type de parts* – Le comité établit le nombre de parts devant être octroyées à un bénéficiaire aux termes de l'octroi conformément aux dispositions énoncées à l'article 4 du régime; toutefois, aucun fournisseur de services ne peut bénéficier d'un octroi si celui-ci devait donner lieu, à quelque moment que ce soit, (i) au fait que le nombre de parts de fiducie réservées à des fins d'émission aux termes du régime à l'égard des parts de fiducie octroyées à des initiés de la Fiducie excède 10 % du nombre total de parts de fiducie émises et en circulation, (ii) à l'émission, dans le cadre du régime et de tous les autres arrangements de rémunération au moyen d'actions établis ou projetés, à des initiés de la Fiducie, dans une période d'un an, d'un nombre de parts de fiducie excédant 10 % du nombre total de parts de fiducie émises (au sens du Guide à l'intention des sociétés de la TSX) et en circulation, (iii) à l'émission, dans le cadre du régime et de tous les autres arrangements de rémunération au moyen d'actions établis ou projetés, à l'un ou l'autre des initiés de la Fiducie, ou à une personne ayant des liens avec ceux-ci, à l'intérieur d'une période d'un an, d'un nombre de parts de fiducie excédant 5 % du nombre total de parts de fiducie émises et en circulation ou (iv) à l'émission à quiconque, dans le cadre du régime, d'un nombre de parts de fiducie excédant 5 % du nombre total de parts de fiducie émises et en circulation.

b) ***Dates d'émission et rajustements des octrois***

(i) Sous réserve du paragraphe 6d) des présentes, relativement à un octroi, quel qu'il soit, les dates d'émission sont les suivantes :

A) quant au premier quart des parts qui en font l'objet, le premier anniversaire de la date de l'octroi;

B) quant au deuxième quart des parts qui en font l'objet, le deuxième anniversaire de la date de l'octroi;

C) quant au troisième quart des parts qui en font l'objet, le troisième anniversaire de la date de l'octroi;

D) quant au dernier quart des parts qui en font l'objet, le quatrième anniversaire de la date de l'octroi;

sous réserve des dispositions suivantes :

(I) dans le cas d'un changement de contrôle survenant avant les dates d'émission établies conformément aux dispositions du présent

alinéa 6b)(i), la date d'émission de toutes les parts octroyées qui n'ont pas été émises à ce moment-là sera (i) la prochaine date d'émission applicable établie conformément aux dispositions énoncées ci-dessus ou (ii) la date précédant immédiatement la date où le changement de contrôle est réalisé, selon la première de ces éventualités;

(II) immédiatement avant chaque date d'émission, le nombre de parts devant être émises à cette date d'émission sera rajusté en multipliant ce nombre par le ratio de rajustement applicable à cet octroi.

Nonobstant toute autre disposition du présent régime, mais sous réserve des limites décrites aux articles 5 et 6a) des présentes et de toute autre exigence applicable de la bourse ou d'un organisme de réglementation, le conseil se réserve par les présentes le droit de rajuster le nombre de parts devant être émises dans le cadre d'un octroi lié au rendement si, à son entière discrétion, ce rajustement est approprié dans les circonstances eu égard aux objectifs principaux du régime.

(ii) Nonobstant toute autre disposition du présent régime, le conseil peut, à son entière discrétion, devancer la date d'émission des parts visées par des octrois à tout moment.

c) ***Renonciation à des parts*** – À tout moment lorsque les parts sont inscrites et affichées à des fins de négociation à la bourse, le bénéficiaire peut choisir, à l'une ou l'autre des dates d'émission se rapportant à un octroi, avec le consentement du conseil, que la Fiducie lui verse une somme en espèces correspondant à la valeur au marché totale des parts (rajustée conformément aux dispositions pertinentes énoncées au paragraphe 6b) et selon le cours de clôture des parts à la bourse le jour de bourse précédant cette date d'émission) (le « **montant du règlement** ») en contrepartie de la renonciation, en faveur de la Fiducie, de son droit de recevoir des parts aux termes de cet octroi. Une fois que le bénéficiaire aura fait ce choix et que la Fiducie l'aura accepté, celle-ci fera en sorte qu'un chèque établi au montant du règlement (sous réserve de l'article 7 des présentes) payable au bénéficiaire (ou selon ses directives) soit envoyé à celui-ci par la poste dans une enveloppe préaffranchie ou lui soit remis. La Fiducie et le bénéficiaire peuvent également convenir que la totalité ou une partie du montant du règlement soit satisfait en totalité ou en partie par des parts, auquel cas le nombre de parts qui peuvent être émises au bénéficiaire à la date d'émission seront acquises par la Société à la bourse ou auprès de la Fiducie, à titre de parts nouvellement émises, ou une combinaison des deux formules; toutefois, le nombre total des parts pouvant être ainsi acquises à la bourse à l'intérieur d'une période de 12 mois ne peut excéder 5 % des parts en circulation au début de cette période et, à l'intérieur d'une période de 30 jours, 2 % des parts émises et en circulation au début de cette période, et ces achats à la bourse seront également assujettis à toutes les autres règles et exigences applicables de celle-ci. La Société pourra déduire du montant du règlement toutes les sommes requises en vertu de la loi et de la manière stipulée à l'article 7 des présentes.

d) ***Fin de la relation avec le fournisseur de services*** – Sauf disposition contraire d'une convention d'octroi se rapportant à un octroi en particulier ou d'un contrat d'emploi écrit régissant le rôle d'un bénéficiaire à titre de fournisseur de services, les dispositions suivantes s'appliqueront dans le cas où un bénéficiaire cesse d'être un fournisseur de services :

(i) <u>Cessation motivée</u> – Si un bénéficiaire cesse d'être un fournisseur de services parce que la Fiducie met fin à sa relation avec lui pour un motif valable, en date de l'avis à cet effet qui lui est donné, toutes les conventions d'octroi en cours aux termes desquelles des

octrois lui ont été consentis seront résiliées et il perdra tous les droits de recevoir ses parts aux termes de ces octrois.

(ii) *Cessation non motivée* – Si un bénéficiaire cesse d'être un fournisseur de services parce que la Fiducie met fin à sa relation avec lui sans motif valable, en date de la dernière journée du délai d'avis applicable à cette cessation, toutes les conventions d'octroi en cours aux termes desquelles des parts lui ont été octroyées seront résiliées et il perdra tous ses droits de recevoir des parts aux termes de ces octrois, à moins que le conseil n'en décide autrement.

(iii) *Invalidité ou démission volontaire* – Si le bénéficiaire cesse volontairement d'être un fournisseur de services pour une raison autre que sa retraite ou son décès, en date de la dernière des éventualités suivantes, soit : A) le dernier jour du délai d'avis applicable à cette démission volontaire ou B) la date survenant 30 jours après la date à laquelle il cesse d'être un fournisseur de services, toutes les conventions d'octroi en cours aux termes desquelles des octrois lui ont été consentis seront résiliées, et il perdra tous ses droits de recevoir des parts aux termes de ces octrois; toutefois, nonobstant ce qui précède, le droit de recevoir des parts aux termes d'un octroi ne sera pas touché par un changement d'emploi ou de mandat ou une nomination au sein de la Fiducie ou d'un membre du groupe de la Fiducie tant que le bénéficiaire demeure un fournisseur de services.

(iv) *Retraite* – Si un bénéficiaire cesse d'être un fournisseur de services parce qu'il prend sa retraite, la date d'émission de toutes les parts qui lui ont été octroyées aux termes d'une convention d'octroi en cours sera en date du moment où il cessera d'être un fournisseur de services en raison de sa retraite.

(v) *Décès* –Si un bénéficiaire cesse d'être un fournisseur de services en raison de son décès, la date d'émission de toutes les parts qui lui ont été octroyées aux termes d'une convention d'octroi sera en date de son décès.

e) ***Droits d'un porteur de parts*** – Jusqu'à ce que les parts faisant l'objet d'un octroi aient été émises conformément au régime, le bénéficiaire de cet octroi n'aura aucun droit de propriété sur ces parts, y compris, plus particulièrement, le droit de recevoir des distributions sur ces parts et d'exercer les droits de vote afférents à celles-ci. Ce bénéficiaire ne sera considéré comme un porteur de parts à l'égard de ces parts qu'une fois que cette émission aura été inscrite dans les registres de l'agent des transferts dûment autorisé de la Fiducie.

f) ***Incidence de certains changements*** – Si l'un ou l'autre des événements suivants surviennent :

(i) les parts sont fractionnées, regroupées, reclassées ou modifiées en raison d'une fusion ou d'une autre opération;

(ii) des droits sont octroyés aux porteurs de parts en vue de l'achat de parts à des prix considérablement inférieurs à leur juste valeur marchande;

(iii) en raison d'une restructuration du capital, d'une fusion, d'un regroupement ou d'une autre opération, les parts sont converties en d'autres titres ou sont échangeables contre ceux-ci;

le conseil pourra apporter au régime, à un octroi ou à une convention d'octroi en cours aux termes du régime les rajustements qu'il jugera, à son entière discrétion, appropriés dans les circonstances en vue d'empêcher la dilution ou l'accroissement des droits octroyés aux bénéficiaires dans le cadre des présentes.

7. Retenues d'impôt à la source

Lorsqu'un bénéficiaire ou une autre personne a le droit de recevoir des parts ou le montant du règlement aux termes d'une convention d'octroi, la Fiducie a le droit d'exiger que le bénéficiaire ou cette autre personne lui remette une somme suffisante pour satisfaire les exigences en matière de retenues d'impôt à la source connexes. À moins que le comité ou une loi applicable ne l'interdise, l'obligation relative aux retenues d'impôt à la source peut être satisfaite par l'une ou l'autre des méthodes suivantes ou par une combinaison de celles-ci :

a) le bénéficiaire verse à la Fiducie une somme en espèces d'un montant égal ou inférieur à l'obligation totale relative aux retenues d'impôt à la source;

b) la Société ou la Fiducie, selon le cas, retient sur les parts par ailleurs dues au bénéficiaire le nombre de parts dont la juste valeur marchande, établie en date du moment où l'obligation relative aux retenues d'impôt à la source survient, est égale ou inférieure au montant total de l'obligation;

c) la Société ou la Fiducie, selon le cas, déduit d'un versement en espèces par ailleurs dû au bénéficiaire la somme en espèces qui est égale ou inférieure au montant total de l'obligation relative aux retenues d'impôt à la source;

toutefois, la somme des espèces versées ou retenues et de la juste valeur marchande des parts ainsi retenues doit être suffisante pour satisfaire le montant total de l'obligation relative aux retenues d'impôt à la source.

8. Incessibilité

Sous réserve de l'alinéa 6d)(v), seul le fournisseur de services qui bénéficie d'un octroi peut exercer à titre personnel le droit de recevoir les parts visées par cet octroi. Sauf pour ce qui est prévu par ailleurs dans le présent régime, aucun transfert, cession, vente ou nantissement d'un octroi, ni aucune charge grevant un tel octroi, que ce soit volontairement ou involontairement, par l'effet d'une loi ou d'une autre manière, ne confère de droit sur cet octroi à un cessionnaire et, dès le moment de la cession, de la vente, du transfert, du nantissement ou de la création d'une telle charge, ou d'une tentative faite à cet égard, cet octroi prendra fin et n'aura plus aucun effet.

9. Modification et révocation du régime

La Société se réserve le droit de modifier les modalités du régime ou de révoquer celui-ci par voie de résolution du conseil. Toute modification doit être approuvée au préalable par les organismes de réglementation compétents, y compris la bourse, et ne prendra effet qu'à l'égard des octrois consentis après la date d'effet de cette modification, à la condition qu'elle puisse s'appliquer à tout octroi visant des parts en circulation avec le consentement mutuel de la Société et des fournisseurs de services à qui ces octrois ont été consentis.

10. Date d'effet

Le régime prendra effet le 12 mai 2004, une fois que la bourse et les autres organismes de réglementation compétents l'auront accepté et que les porteurs de parts l'auront approuvé.

11. Divers

a) ***Incidence des titres*** – Les titres des articles et des paragraphes n'ont été insérés dans les présentes que pour faciliter la lecture et ne doivent avoir aucun effet sur l'interprétation des présentes.

b) ***Conformité aux lois*** – La Fiducie ne sera pas tenue d'émettre de parts si cette émission devait violer une loi, un règlement ou une règle d'un organisme gouvernemental ou d'une bourse. La Société, à son entière discrétion, peut reporter l'émission ou la remise de parts aux termes d'un octroi tel si le conseil juge que cela est approprié, et peut exiger qu'un bénéficiaire fasse les déclarations et fournisse les informations qu'elle pourrait juger appropriées dans le cadre de l'émission ou de la remise de parts conformément aux lois, règles et règlements applicables. La Fiducie ne sera pas tenue d'assurer l'admissibilité à des fins de revente, aux termes d'un prospectus ou d'un document similaire, des parts octroyées aux termes du régime, mais, si elle est tenue de le faire, elle informera la bourse et tout autre organisme de réglementation compétent au Canada de l'existence du régime et des octrois consentis dans le cadre des présentes conformément à ces exigences.

c) ***Aucun droit à l'emploi*** – Aucune disposition du régime ou d'une convention d'octroi conclue aux termes des présentes ne confère à un bénéficiaire le droit de demeurer à l'emploi ou au service de la Fiducie ou d'un membre du groupe de la Fiducie, de recevoir une rémunération ou des avantages qui ne sont pas stipulés dans le régime ou dans une convention d'octroi ou de porter atteinte de quelque façon que ce soit au droit de la Fiducie ou d'un membre du groupe de la Fiducie de mettre fin au contrat d'emploi ou à l'entente de services conclue avec un bénéficiaire, ou de restreindre ce droit.

d) ***Changements relatifs aux membres du groupe de la Fiducie*** – Sauf pour ce qui est prévu par ailleurs dans le présent régime, les octrois consentis aux termes du présent régime ne seront pas touchés par un changement dans la propriété de la Société ou d'un membre du groupe de la Fiducie ou de la relation entre celle-ci et un membre du groupe de la Fiducie. Plus particulièrement, tous les octrois demeurent valides et peuvent être exercés conformément aux modalités du présent régime et ne sont pas touchés pour la seule raison qu'une société par actions, une société de personnes ou une fiducie cesse, à un moment donné ou à un autre, d'être membre du groupe de la Fiducie.

e) ***Frais*** – La Fiducie assumera tous les frais engagés dans le cadre du régime.

12. Lois applicables

Le présent régime est régi par les lois de la province d'Alberta et il doit être interprété conformément à celles-ci.

ANNEXE B

RÉGIME DE RÉMUNÉRATION DES ADMINISTRATEURS ET DES MEMBRES DE LA DIRECTION

1. Objectifs du régime

Le régime de rémunération des administrateurs et des membres de la direction (le « régime ») de Harvest Operations Corp. (la « Société ») vise à procurer aux administrateurs et aux membres de la direction de la Société des incitations efficaces en vue de promouvoir le succès et l'entreprise de Harvest Energy Trust (la « Fiducie ») et à les récompenser quant au rendement à long terme et à la croissance de la Fiducie en les incitant à devenir propriétaires de parts de fiducie (les « parts de fiducie ») de la Fiducie.

2. Composantes du régime

Le régime comporte les deux composantes suivantes :

a) l'octroi différé à chaque administrateur de la Société du nombre de parts de fiducie par année civile qui est approuvé par le conseil d'administration de la Société (le « conseil »);

b) l'octroi différé aux membres de la direction de la Société qui sont approuvés par le conseil du nombre de parts de fiducie par année civile qui est approuvé par le conseil.

3. Mode de paiement

La rémunération payable aux termes du régime sera versée sous forme d'un octroi différé de parts de fiducie.

4. Émission de parts de fiducie

Les parts de fiducie que l'administrateur ou le membre de la direction a le droit de recevoir aux termes du régime ne seront pas émises avant que l'administrateur ou le membre de la direction n'ait remis à la Société un choix écrit à cet effet et n'ait versé une somme de 1,00 $ à la Fiducie.

L'administrateur ou le membre de la direction n'aura pas le droit de choisir de recevoir les parts de fiducie qui lui ont été octroyées avant la période de trois ans suivant la date d'octroi de celles-ci ou avant qu'il ne cesse d'être administrateur ou membre de la direction de la Société, selon la première de ces éventualités. L'administrateur ou le membre de la direction qui cesse d'être administrateur ou membre de la direction de la Société doit choisir s'il recevra la totalité ou une partie des parts de fiducie qui lui ont été octroyées (et remettre le paiement de la totalité des parts de fiducie devant être émises).

L'administrateur ou le membre de la direction n'aura pas le droit de recevoir les parts de fiducie qui lui ont été octroyées, mais qui n'ont pas été émises à la date survenant cinq ans après la date de l'octroi.

Dans l'éventualité où des parts de fiducie doivent être émises à un administrateur ou à un membre de la direction, comme il est indiqué ci-dessus, celui-ci sera tenu de verser à la Société le montant des retenues prévues par la loi devant être remis par la Société à l'égard de l'émission en cause ou d'autoriser de façon irrévocable la Société à vendre sur le marché ou d'une autre manière le nombre de parts de fiducie qui permettront à celle-ci de remettre ces retenues prévues par la loi.

5. **Choix**

Nonobstant l'article 3 du présent régime, chaque administrateur ou membre de la direction qui a le droit de recevoir un octroi différé de parts de fiducie aux termes du régime a le droit de choisir par écrit, avant de bénéficier de cet octroi au cours d'une année donnée, que les parts de fiducie devant lui être émises aux termes du régime lui soient émises le 31 décembre de l'année au cours de laquelle cet octroi lui est accordé.

Dans l'éventualité où des parts de fiducie doivent être émises à un administrateur ou à un membre de la direction, comme il est indiqué ci-dessus, celui-ci sera tenu de verser à la Société le montant des retenues prévues par la loi devant être remis par la Société à l'égard de l'émission en cause ou d'autoriser de façon irrévocable la Société à vendre sur le marché ou d'une autre manière le nombre de parts de fiducie qui permettront à celle-ci de remettre ces retenues prévues par la Loi.

6. **Rajustement du nombre de parts de fiducie**

Le nombre de parts de fiducie qui peuvent être émises à un administrateur ou à un membre de la direction dans le cadre d'un octroi différé de parts de fiducie sera majoré, à chaque date de clôture des registres relative à une distribution en espèces devant être versée aux porteurs de parts de fiducie, d'une somme correspondant au produit du nombre de parts de fiducie qui peuvent toujours être émises et de la fraction dont le numérateur est la distribution en espèces versée, exprimée comme une somme par part de fiducie multipliée par le nombre de parts de fiducie pouvant être émises à cet administrateur ou membre de la direction immédiatement avant la date de clôture des registres de cette distribution en espèces, et dont le dénominateur est le cours moyen pondéré des parts de fiducie à la Bourse de Toronto pendant la période de jours de bourse commençant le deuxième jour ouvrable suivant la date de clôture des registres de la distribution et se terminant le deuxième jour ouvrable précédant la date de versement de la distribution.

7. **Octroi de parts de fiducie**

La rémunération versée à l'administrateur ou au membre de la direction aux termes du régime sous forme d'un octroi différé de parts de fiducie sera attestée par une convention conclue entre la Société et l'administrateur ou le membre de la direction, telle qu'elle aura été approuvée par le conseil.

8. **Parts de fiducie assujetties au régime et à d'autres restrictions**

Le nombre total de parts de fiducie qui peuvent être émises aux termes du régime ne peut excéder 100 000. De ce nombre, le nombre total de parts de fiducie qui peuvent être émises aux administrateurs de la Fiducie aux termes du régime ne peut excéder 100 000 et le nombre total de parts de fiducie qui peuvent être émises aux membres de la direction de la Fiducie aux termes du régime ne peut excéder 100 000. Aucune part de fiducie ne sera émise à un administrateur ou à un membre de la direction aux termes du régime si cette émission devait donner lieu, à quelque moment que ce soit, (i) au fait que le nombre de parts de fiducie réservées à des fins d'émission dans le cadre d'émissions aux termes du régime à l'égard des parts de fiducie octroyées à des initiés de la Fiducie excède 10 % du nombre total de parts de fiducie émises et en circulation, (ii) à l'émission, dans le cadre du régime et de tous les autres arrangements de rémunération au moyen d'actions établis ou projetés (au sens du Guide à l'intention des sociétés de la TSX), à des initiés de la Fiducie, à l'intérieur d'une période d'un an, d'un nombre de parts de fiducie excédant 10 % du nombre total de parts de fiducie émises et en circulation, (iii) à l'émission, dans le cadre du régime et de tous les autres arrangements de rémunération au moyen d'actions établis ou projetés (au sens du Guide à l'intention des sociétés de la TSX), à l'un ou l'autre des initiés de la Fiducie, ou à une personne ayant des liens avec de tels initiés, dans une période d'un an, d'un nombre de parts de fiducie excédant 5 % du nombre total de parts de fiducie émises et en circulation ou, (iv) à l'émission à

quiconque, dans le cadre du régime, d'un nombre de parts de fiducie excédant 5 % du nombre total de parts de fiducie émises et en circulation.

9. **Admissibilité et établissement des octrois**

Les parts de fiducie pouvant être émises aux termes du régime dans le cadre des octrois différés de parts de fiducie sont réservées aux administrateurs ou aux membres de la direction de la Société.

10. **Aucune fraction**

Aucune fraction de part de fiducie ne peut être émise dans le cadre du régime et tout droit à une fraction d'action ordinaire aux termes des présentes sera arrondi au chiffre inférieur et aucune somme ne sera payable par la Société à l'égard de cette fraction.

11. **Incessibilité**

Le droit de recevoir un octroi différé de parts de fiducie dans le cadre du régime ne peut être exercé que par l'administrateur ou le membre de la direction à qui l'octroi a été accordé. Sauf pour ce qui est prévu par ailleurs dans le présent régime ou dans une convention prévoyant un octroi différé de parts de fiducie aux termes du régime, aucun transfert, cession, vente ou nantissement d'un octroi, ni aucune charge grevant un tel octroi, que ce soit volontairement ou involontairement, par l'effet d'une loi ou d'une autre manière, ne confère de droit sur cet octroi à un cessionnaire et, dès le moment de la cession, de la vente, du transfert, du nantissement ou de la création d'une telle charge, ou d'une tentative faite à cet égard, cet octroi prendra fin et n'aura plus aucun effet.

12. **Administration**

Le régime sera administré par le comité de rémunération du conseil d'administration de la Fiducie. La Fiducie effectuera des octrois différés de parts de fiducie dans le cadre du régime conformément aux décisions prises quant au nombre de parts de fiducie devant être octroyées et à la date d'octroi prévus par le régime.

13. **Réglementation**

L'obligation qui incombe à la Fiducie d'émettre et de remettre des parts de fiducie aux termes du régime est assujettie à la conformité avec tous les règlements et exigences des organismes gouvernementaux et des bourses.

14. **Restructuration du capital-actions**

Dans le cas d'une restructuration du capital-actions de la Fiducie, comme un fractionnement, un regroupement, un reclassement, une modification ou un échange de parts de fiducie, y compris en raison d'une fusion, d'un arrangement ou d'un regroupement avec une autre société ou entité, les parts de fiducie auxquelles l'administrateur ou le membre de la direction a droit pour une année applicable, ou une partie de cette année-là, seront rajustées pour tenir compte de cette restructuration du capital-actions.

15. **Date d'effet**

Sous réserve des approbations des organismes de réglementation, y compris la Bourse de Toronto, et de celle des porteurs de parts de fiducie, le régime prendra effet le 15 décembre 2003 en ce qui a trait aux octrois différés aux membres de la direction de la Société et le 1er janvier 2004 en ce qui a trait aux octrois

aux administrateurs de la Société, et il demeurera en vigueur jusqu'à ce que le conseil le modifie ou l'annule, ce qui pourrait survenir à tout moment, mais sans effet rétroactif. Toute modification du régime sera assujettie aux approbations des organismes de réglementation.

FILE NO. 82-34779

HARVEST ENERGY TRUST

Procuration destinée à
l'assemblée annuelle et extraordinaire des porteurs de parts

Le porteur de parts soussigné (le « porteur de parts ») de Harvest Energy Trust (la « Fiducie ») nomme par les présentes M. Bruce Chernoff, président du conseil de Harvest Operations Corp., de Calgary, en Alberta, ou, à défaut de celui-ci, Jacob Roorda, président de Harvest Operations Corp., de Calgary, en Alberta, ou, à la place de l'un ou l'autre d'entre eux, ________________________________, comme fondé de pouvoir, avec pleins pouvoirs de substitution, autorisé à assister, à agir et à voter pour son compte à l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie (l'« assemblée ») devant avoir lieu le 22 juin 2004 et à toute reprise de celle-ci en cas d'ajournement, ainsi qu'à l'occasion de tout scrutin pouvant en résulter, dans la même mesure et avec les mêmes pouvoirs que s'il assistait à l'assemblée, le fondé de pouvoir pouvant voter à sa discrétion, sauf instructions contraires ci-dessous. Sans restreindre les pouvoirs généraux conférés par les présentes, le soussigné ordonne par les présentes au fondé de pouvoir d'exercer comme suit les droits de vote afférents aux parts de Harvest Energy Trust (les « parts ») représentées par la présente procuration :

1. **VOTER POUR** ☐ la résolution ordinaire nommant de nouveau Valiant Trust Company à titre de fiduciaire de la Fiducie pour un mandat expirant à la fin de la prochaine assemblée annuelle, comme il est décrit dans la circulaire d'information de la Fiducie datée du 12 mai 2004 (la « circulaire d'information »), **ou NE PAS VOTER** ☐;
2. **VOTER POUR** ☐ l'élection à titres d'administrateurs de Harvest Operations Corp., pour l'année à venir, des cinq (5) candidats indiqués dans la circulaire d'information **ou NE PAS VOTER** ☐;
3. **VOTER POUR** ☐ la nomination de KPMG s.r.l., comptables agréés, à titre de vérificateurs de la Fiducie pour un mandat expirant à la prochaine assemblée annuelle des porteurs de parts, comme il est décrit dans la circulaire d'information, **ou NE PAS VOTER** ☐;
4. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution ordinaire autorisant l'augmentation du nombre de parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif de la Fiducie;
5. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution ordinaire des porteurs de parts désintéressés approuvant l'adoption d'un régime d'octroi de parts incitatif de la Fiducie, y compris l'émission de parts de fiducie aux termes de celui-ci;
6. **VOTER POUR** ☐ **ou CONTRE** ☐ la résolution ordinaire des porteurs de parts désintéressés approuvant l'adoption d'un régime de rémunération des administrateurs et des membres de la direction de la Fiducie, y compris l'émission de parts de fiducie aux termes de celui-ci;
7. **VOTER POUR** ☐ **ou CONTRE** ☐, la résolution spéciale approuvant la modification des statuts de Harvest Operations Corp. en vue de créer une nouvelle catégorie d'actions échangeables, pouvant être émises en séries;
8. À l'entière discrétion du fondé de pouvoir, voter pour ou contre toute modification des questions susmentionnées ou toute autre question qui pourrait être valablement soumise à l'assemblée et à toute reprise de celle-ci en cas d'ajournement.

La présente procuration est sollicitée pour le compte de la direction de Harvest Operations Corp. Les droits de vote afférents aux parts de fiducie qu'elle représente seront exercés et, si le porteur de parts précise un choix quant aux questions susmentionnées, ils le seront conformément aux instructions données ci-dessus ou, à défaut d'instructions, ils le seront en faveur de ces questions. Chaque porteur de parts peut nommer un fondé de pouvoir autre que les personnes désignées ci-dessus, lequel ne doit pas nécessairement être porteur de parts, qui assistera et agira pour son compte à l'assemblée, en rayant le nom des représentants de la direction et en inscrivant lisiblement en lettres moulées dans l'espace réservé le nom du fondé de pouvoir de son choix.

Le soussigné révoque par les présentes toute procuration donnée antérieurement.

Fait le ______________________________ 2004

____
(signature du porteur de parts)

____
(nom du porteur de parts, en lettres moulées)

NOTES

1. Si le porteur de parts est une société par actions, la présente procuration devra être revêtue de son sceau ou de la signature d'un membre de sa direction ou de son mandataire dûment autorisé.

2. La présente procuration doit être datée, et la signature qui y est apposée doit correspondre exactement au nom auquel les parts sont immatriculées.

3. La personne qui signe à titre d'exécuteur testamentaire, d'administrateur judiciaire ou de fiduciaire, entre autres, devrait l'indiquer et préciser à quel titre elle signe.

4. La présente procuration ne sera valide et ne pourra être utilisée que si elle est remplie comme il est indiqué dans les présentes et remise à l'attention de Valiant Trust Company, 550, 6th Avenue S.W., bureau 510, Calgary (Alberta) T2P 0S2, avant 16 h 30 (heure de Calgary) le 18 juin 2004. La procuration n'est valide qu'à l'assemblée à laquelle elle est destinée et à toute reprise de celle-ci en cas d'ajournement.

FILE NO 82-34779

MATERIAL CHANGE REPORT

Item 1. Reporting Issuer:

Harvest Energy Trust
1900, 330 –5th Avenue SW
Calgary, Alberta
T2P 0L4

Item 2. Date of Material Change:

July 15, 2004

Item 3. News Release:

A Press Release reporting the material change was issued by Harvest Energy Trust ("Harvest" or the "Trust") on July 15, 2004 through CCN Matthews.

Item 4. Summary of Material Change:

Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 (collectively, the "Harvest Parties"), each of which is either a direct or indirect subsidiary of the Trust, entered into a definitive agreement (the "Purchase Agreement") with EnCana Corporation ("EnCana") and EnCana Oil & Gas Partnership (collectively, the "EnCana Parties"), to acquire (the "Acquisition") Breeze Resources Partnership, which partnership holds certain conventional oil and natural gas producing properties (collectively, the "Properties") for consideration of $526 million (Cdn.). Harvest intends to fund the Acquisition with a bought deal financing and new credit facilities. The Acquisition is expected to close on or about September 1, 2004, with an adjustment date of July 1, 2004.

Item 5. Full Description of Material Change:

Harvest announced on July 15, 2004 that the Purchase Agreement had been executed pursuant to which Harvest, through the Harvest Parties, will acquire, by the purchase of Breeze Resources Partnership, the Properties for consideration of $526 million (Cdn.). The Acquisition is expected to close on or about September 1, 2004, with an adjustment date of July 1, 2004.

Less than 5% of the properties to be acquired pursuant to the Acquisition are subject to "rights of first refusal" in favour of third parties triggered as a result of the Acquisition. To the extent such rights are exercised, the affected assets will be acquired pursuant to the Acquisition and then sold to the applicable third parties.

Properties

The Properties, located in East Central Alberta, Southeast Alberta and Crossfield provide a strategic fit with Harvest's existing East Central Alberta core area as well as creating a new core area for Harvest in Southern Alberta.

The Properties in East Central Alberta are situated directly adjacent to Harvest's current operation in the Provost area and are compatible with Harvest's proven operating capabilities in this area. Current production from the East Central Alberta Properties to be acquired is approximately 4,700 BOE/d

comprised of 4,400 Bbl/d of oil and natural gas liquids and 2.0 Mmcf/d of natural gas with the majority of production being operated.

The Properties in Southeast Alberta are situated in Harvest's new Southern Alberta core area. Current production from the Southeast Alberta Properties to be acquired is approximately 11,500 BOE/d comprised of 10,000 Bbl/d of oil and natural gas liquids and 8.4 Mmcf/d of natural gas with working interests over 90%. Harvest expects to operate 100% of the production.

The Properties in Crossfield are also located in Harvest's new Southern Alberta core area. Current production from the Crossfield Properties to be acquired is approximately 3,300 BOE/d comprised of 500 Bbl/d of natural gas liquids and 17.0 Mmcf/d of natural gas with an average working interest of 71%.

Total reserves associated with the Properties determined in accordance with National Instrument 51-101 pursuant to reserve evaluations performed by Gilbert Laustsen Jung Associates Ltd. and McDaniel & Associates Consultants Ltd. as at July 1, 2004 are as follows:

Proved producing reserves	36,409 MBOE
Total proved reserves	40,598 MBOE
Proved plus probable reserves	57,844 MBOE

Closing Conditions and Liability Arrangements

Conditions to closing of the Acquisition include standard conditions for transactions of this nature including the following: the continued accuracy of representations and warranties (except for inaccuracies that, in the aggregate, are not material); receipt of regulatory approvals; no material adverse change to the Properties; and release and discharge of adverse security interests.

In connection with the Acquisition, the EnCana Parties have indemnified the Harvest Parties in respect of certain liabilities on the aggregate of the specific properties and assets being acquired to a maximum of the purchase price, as a result of a breach of a representation or warranty or a covenant or agreement made by the EnCana Parties. However, claims in respect of a breach of a representation or warranty by the EnCana Parties must exceed a minimum threshold of $25,000 per breach before such a claim can be made against the EnCana Parties indemnification obligations. The Harvest Parties have also agreed to indemnify the EnCana Parties in respect of liabilities accruing from and after the July 1, 2004, adjustment date relating to the Properties being acquired and all past, present and future environmental liabilities.

Financing of the Transaction

To finance the Transaction, the Trust has agreed with a syndicate of underwriters to issue and sell to the underwriters 8,000,000 subscription receipts ("Subscription Receipts"), each Subscription Receipt having a purchase price of $14.40 and entitling the holder thereof to receive without the payment of additional consideration, one (1) trust unit ("Unit") of the Trust upon completion of the Acquisition. In conjunction with the offering of Subscription Receipts, the Trust has also agreed with the syndicate of underwriters to issue and sell to the underwriters 80,000 8.0% convertible unsecured subordinated debentures (the "Debentures") of the Trust at a price of $1,000 per Debenture. The Debentures will have a maturity date of September 30, 2009. The Debentures will bear interest at an annual rate of 8.0% payable semi-annually on March 31 and September 30 in each year commencing March 31, 2005. The Debentures will be redeemable by the Trust at a price of $1,050 per Debenture after September 30, 2007, and on or before September 30, 2008 and at a price of $1,025 per Debenture after September 30, 2008, and before maturity on September 30, 2009, in each case, plus accrued and unpaid interest thereon, if any. Each Debenture is convertible into Units at the option of the holder at any time prior to the close of business on the earlier of

the maturity date, and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $16.25 per Unit, subject to adjustments. Holders converting their Debentures will receive accrued and unpaid interest thereon. Harvest has also granted the underwriters an option to purchase up to an additional $80 million of Subscription Receipts and/or Debentures in aggregate on the same terms as above.

The proceeds from the sale of the Subscription Receipts will be held in escrow pending completion of the Acquisition. If the closing of the Acquisition does not take place by 5:00 p.m. (Calgary time) on September 30, 2004, the Acquisition is terminated at any earlier time or the Trust has advised the underwriters or announced to the public that it does not intend to proceed with the Acquisition (in any case, the "Termination Time"), holders of Subscription Receipts shall be entitled to receive an amount equal to the full subscription price therefore and their pro rata entitlements to interest on such amount. The escrowed funds will be applied towards payment of such amount. If the closing of the Acquisition takes place prior to the Termination Time and holders of Subscription Receipts become entitled to receive Units, such holders will be entitled to receive an amount per Subscription Receipt equal to the amount per Unit of any cash distributions for which record dates have occurred during the period from the date of closing of the offering to the date immediately preceding the date the Units are issued pursuant to the Subscription Receipts.

If the closing of the Acquisition does not take place by the Termination Time, the holders of Debentures will be entitled, for a period of ten (10) business days from the Termination Time, to deliver or cause to be delivered to the Trust a notice in writing to require the Trust to redeem all of the Debentures at a price of $1,000 per Debenture plus accrued and unpaid interest, if any. In addition, for a period of ten (10) business days from the expiry of the holder's right to require the Trust to redeem the Debentures, the Trust may redeem the Debentures with cash on a pro rata basis at a price of $1,000 per Debenture plus accrued and unpaid interest, if any, provided that after such redemption not more than 40,000 Debentures are outstanding.

Harvest has received from National Bank of Canada, as sole lender arranger, a fully underwritten commitment for credit facilities totalling $480 million. The credit facilities will be used to finance the Acquisition, for general corporate purposes and to refinance Harvest's existing revolving credit facility.

Other Information

All oil and natural gas information contained in this material change report has been prepared and presented in accordance with National Instrument 51-101. In this material change report, all estimates of oil and natural gas reserves and production are presented on a "working interest" basis. As the Trust is not currently the owner of the Properties, all operational information relating to the Properties contained in this material change report is based on information provided to the Trust by third parties.

The Trust has adopted the standard of 6 Mcf:1 BOE when converting natural gas to BOEs. BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 BOE is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102.

Not applicable.

Item 7. Omitted Information:

Not applicable

Item 8. Senior Officer:

The name and business numbers of the executive officer of Harvest who is knowledgeable of the material change and this report is:

Jacob Roorda
President
Telephone: (403) 265-1178
Facsimile: (403) 265-3490

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated as of July 23, 2004, at Calgary, Alberta.

HARVEST ENERGY TRUST
by Harvest Operations Corp.

By: (signed) "*Jacob Roorda*"
Jacob Roorda
President

cc: Toronto Stock Exchange

FILE NO. 82-34779

Rapport de gestion

Faits saillants de 2003

- A réalisé une production moyenne de 11 040 bep par jour pour l'exercice, et de 14 858 bep par jour au quatrième trimestre.
- Les dépenses en immobilisations ont totalisé 135,3 millions de dollars, y compris des acquisitions de 108,7 millions de dollars. Les acquisitions ont permis d'ajouter une infrastructure et une production d'environ 7 375 bep par jour en Alberta et en Saskatchewan.
- Le bénéfice net a été de 16,7 millions de dollars en 2003, soit 1,33 $ par part de base et de 1,29 $ par part diluée.

Le rapport de gestion de Harvest Energy Trust (« Harvest » ou la « Fiducie ») doit être lu à la lumière des états financiers consolidés vérifiés de Harvest et des notes y afférentes pour l'exercice terminé le 31 décembre 2003.

Énoncés prospectifs

L'information suivante renferme des énoncés prospectifs et des estimations se rapportant à Harvest. Cette information a trait à des événements et à des conditions futurs et, à ce titre, comporte des risques et des incertitudes qui pourraient faire en sorte que les résultats réels diffèrent grandement de ceux qui sont envisagés par l'information présentée. Ces risques et incertitudes comprennent, sans s'y limiter toutefois, des facteurs qui appartiennent essentiellement aux domaines de la politique et de l'économie tant à l'échelle nationale qu'internationale, des conditions générales de l'industrie comme par exemple l'incidence des lois et règlements environnementaux, l'imprécision des estimations à l'égard des réserves, les fluctuations des prix des marchandises, des taux d'intérêts ou des taux de change ainsi que la volatilité du cours des valeurs mobilières. Les informations et les opinions sur les perspectives futures de la Fiducie sont fondées sur des renseignements qui étaient disponibles en avril 2004.

Certaines mesures relatives à la publication de l'information financière

La Fiducie a utilisé dans le cadre du rapport de gestion qui suit certaines mesures relatives à la publication de l'information financière qui sont habituellement utilisées dans le secteur de la production de pétrole et de gaz naturel. Les mesures en question sont des mesures de rendement et de valeur communément reconnues dans le secteur et qui sont utilisées par des analystes et des investisseurs afin de comparer et d'évaluer des entités productrices de pétrole et de gaz naturel. Ces mesures ne sont pas définies aux termes des principes comptables généralement reconnus du Canada (« PCGR ») et ne doivent pas être prises en compte isolément ou comme solution de rechange aux mesures conventionnelles selon les PCGR. Parmi ces mesures, il y en a quelques-unes qui ne se comparent pas nécessairement aux mesures du même ordre et de même appellation auxquelles recourent d'autres sociétés ou fiducies. Lorsque ces mesures sont utilisées, il est précisé qu'elles sont « non conformes aux PCGR »; le lecteur devrait donc y accorder une attention particulière.

Le gaz naturel est converti en baril équivalent pétrole (« bep ») à l'aide d'un ratio de conversion de 6 mille pieds cubes (« kpi^3 ») pour 1 baril d'équivalent pétrole. Cette conversion en bep peut être trompeuse si elle est utilisée isolément. Un ratio de conversion de 6 kpi^3 pour 1 baril se fonde sur une méthode de conversion énergétique qui s'applique à la pointe du brûleur et qui ne représente pas nécessairement une valeur équivalente à la tête du puits.

Vue d'ensemble de la Fiducie

Harvest Energy Trust est une fiducie de redevances du secteur du pétrole et du gaz naturel qui se concentre sur l'exploitation de propriétés productrices de pétrole brut et de gaz naturel de grande qualité et qui ont atteint une certaine maturité. La Fiducie applique, à l'égard de la production commerciale du pétrole et du gaz naturel, une stratégie prudente suivant laquelle elle acquiert des intérêts économiques directs élevés ainsi que des propriétés productrices qui sont arrivées à maturité, et elle a recours à des techniques de gestion qui lui sont propres. Ces

techniques font appel à une gestion minutieuse et pratique en vue de maintenir et de maximiser les taux de production, à l'application de technologies et de pratiques d'exploitation d'avant-garde, à des investissements en capital sélectifs de manière à maximiser la récupération des réserves, à une amélioration des efficacités au chapitre de l'exploitation afin de contrôler les coûts et de réduire les dépenses, à des contrats de commercialisation exceptionnels et à des techniques de couverture dans le but de gérer efficacement les flux de trésorerie. En 2003, la Fiducie exerçait des activités dans la région Provost dans l'est de l'Alberta ainsi que dans la région Carlyle dans le sud-est de la Saskatchewan.

Survol de l'industrie

Prix (moyenne de l'exercice)	2003	2002	Variation
Pétrole brut West Texas Intermediate ($ US le baril)	**30,99 $**	26,15 $	18,5 %
Pétrole brut léger d'Edmonton ($ le baril)	**43,77**	40,41	8,3 %
Mélange de pétrole brut Lloydminster ($ le baril)	**31,48**	30,73	2,4 %
Mélange de pétrole brut Bow River($ le baril)	**32,39**	31,77	2,0 %
Gaz naturel d'AECO ($ le kpi^3)	**6,67**	4,09	63,1 %
Prix de l'électricité de l'Alberta Power Pool ($ le MWh)	**62,99**	43,93	43,4 %
Taux de change des dollars US/CA	**0,713**	0,637	12,0 %
Taux bancaire de la Banque du Canada	**3,19 %**	2,70 %	18,2 %

Le prix moyen du pétrole brut mondial a augmenté depuis l'exercice précédent, le prix du pétrole brut de référence se situant en moyenne à 30,99 $ US le baril en 2003, par rapport à 26,15 $ US en 2002. Les prix ont fluctué tout au long de l'année, avec un plancher de 25,24 $ US et un plafond de 37,83 $ US, surtout en raison des tensions existant au Moyen-Orient et de l'incertitude concernant l'offre internationale. Avec la persistance du niveau peu élevé des stocks en Irak, et de l'incertitude en Irak et avec la possibilité d'un nouveau bouleversement au Venezuela, la fluctuation de ces prix devrait persister au moins jusqu'à la fin du premier semestre de 2004.

L'écart de prix entre le pétrole brut lourd et le pétrole brut de densité légère est constaté au niveau local et s'exprime dans les prix du mélange de pétrole brut Lloydminster et Blow River. Bien que les écarts sur les prix du pétrole lourd se soient accrus en 2003, les prix pratiqués pour le pétrole lourd ont suivis ceux du pétrole de densité légère, pour connaître durant l'exercice une légère hausse, respectivement, de 2,4 pour cent et de 2 pour cent.

Le taux de change entre le dollar américain et le dollar canadien a fluctué considérablement au cours de l'exercice par rapport à 2002, le dollar canadien s'appréciant d'environ 12 pour cent sur une base moyenne annuelle. L'augmentation du taux de clôture depuis l'exercice précédent a été encore plus marquée, le dollar canadien clôturant à 0,774 $ US au 31 décembre 2003, par rapport à 0,635 $ US au 31 décembre 2002. Compte tenu du fait qu'il n'y a aucun signe attestant que la Réserve fédérale américaine (U.S. Federal Reserve) soit prête à défendre le dollar américain contre les devises mondiales, nombreux sont ceux qui prévoient que le dollar canadien demeurera fort par rapport au dollar américain pendant toute la durée du prochain exercice.

L'augmentation globale d'enviton 18,5 pour cent du prix moyen enregistrée dans le WTI durant l'exercice a été contrebalancée par une hausse de 12 pour cent du dollar canadien par rapport au dollar américain. Le point de repère pour ce qui est des prix canadiens pratiqués pour le pétrole brut est le prix affiché pour le pétrole de densité légère livré à Edmonton. Le prix moyen du brut de densité légère d'Edmonton a augmenté de 8,3 pour cent en 2003. Cette augmentation était attribuable à la combinaison de deux facteurs : une hausse des prix du WTI et une neutralisation de cette hausse en raison du raffermissement du dollar canadien.

Le prix moyen de l'électricité de l'Alberta Power Pool a augmenté d'environ 43 pour cent par rapport à celui de 2002, augmentation qui est due surtout à l'accroissement de 63 pour cent des prix moyens du gaz naturel AECO en 2003. Les prix marginaux de l'électricité s'expliquent du fait que l'électricité est produite à l'aide du gaz naturel en Alberta. Il y a eu également une légère hausse de 5,5 pour cent de la demande globale en Alberta, ce qui a contribué à cette hausse des prix.

Acquisitions

En avril et mai 2003, Harvest a conclu l'acquisition de diverses participations dans deux propriétés situées dans la zone Killarney, en Alberta. À la date d'acquisition, les propriétés produisaient environ 925 bep par jour. Les propriétés, y compris une participation dans deux installations pétrolières, ont été achetées à deux importants producteurs de pétrole et de gaz naturel moyennant une somme de 13,2 millions de dollars et l'émission de 200 000 parts de fiducie. La contrepartie au comptant a été financée grâce aux facilités de crédit de la Fiducie.

Le 27 juin 2003, Harvest a procédé à l'acquisition de la totalité des actions ordinaires et d'une participation au bénéfice net (« PBN ») d'une société fermée pour une contrepartie totale d'environ 10,1 millions de dollars (consistant en l'émission de 625 000 parts de fiducie, en une somme de 3 millions de dollars au comptant et en un billet non garanti de 850 000 $); la contrepartie comprenait en outre la prise en en charge d'une dette bancaire de 2,8 millions de dollars et d'un fonds de roulement déficitaire de 2,3 millions de dollars. Les propriétés productrices de pétrole et de gaz naturel que la Fiducie a acquises ont donné une production d'environ 1 350 bep par jour à la date d'acquisition et comprennent des intérêts économiques directs variant de 20 pour cent à 100 pour cent dans les gisements Amisk, Czar et Killarney, qui sont tous exploités par la Fiducie.

Le 16 octobre 2003, la Fiducie a conclu l'achat de propriétés de pétrole et de gaz naturel qui produisent environ 5 200 bep par jour dans la région de Carlyle dans le sud-est de la Saskatchewan. La contrepartie totale versée pour les propriétés a été d'environ 79,5 millions de dollars, avant les rajustements et les frais de l'opération.

Sommaire des résultats

Données financières (en milliers de dollars, sauf les montants par part de fiducie)	**Exercice terminé le 31 décembre 2003**	Période terminée le 31 décembre 2002	Renseignements trimestriels de 2003 T4	T3	T2	T1
Produits, déduction faite des redevances et des opérations de couverture	**84 015 $**	18 955 $	30 474 $	21 181 $	17 622 $	14 738 $
Charges d'exploitation	**36 045**	6 396	12 984	9 661	6 596	6 804
Bénéfice net d'exploitation	**47 970**	12 559	17 490	11 520	11 026	7 934
Bénéfice net	**16 710**	5 136	6 043	5 751	1 180	3 736
Par part de fiducie – de base	**1,33**	3,69	0,37	0,46	0,10	0,36
Par part de fiducie – dilué	**1,29**	3,46	0,36	0,45	0,10	0,34
Par bep	**4,15**	6,81	4,42	5,50	1,37	5,05
Rentrées de fonds nettes liées à l'exploitation	**46 487**	9 504	13 692	16 759	9 547	6 489
Par part de fiducie – de base (non conformes aux PCGR)	**3,69**	6,83	0,85	1,35	0,84	0,62
Par part de fiducie – diluées (non conformes aux PCGR)	**3,58**	6,43	0,82	1,31	0,82	0,60
Par bep	**11,54**	12,61	10,02	16,02	11,12	8,77
Volumes des ventes						
Pétrole brut (barils par jour)	**10 758**	4 181	14 497	11 054	9 371	8 034
Liquides de gaz naturel (barils par jour)	**64**	22	70	77	67	43
Gaz naturel (kpi^3 par jour)	**1 311**	624	1 744	1 453	1 161	875
Total (bep par jour)	**11 040**	4 307	14 858	11 373	9 632	8 223

Volumes des ventes

La production de Harvest est constituée de pétrole brut de densité légère et moyenne ainsi que de pétrole brut lourd, de liquides de gaz naturel et de gaz naturel provenant de propriétés situées dans le centre-est de l'Alberta et le sud-est de la Saskatchewan. Pour l'exercice terminé le 31 décembre 2003, les volumes des ventes, sur une base d'un baril d'équivalent pétrole, se sont établis en moyenne à 11 040 bep par jour, contre 4 307 bep par jour pour la période terminée le 31 décembre 2002. Au quatrième trimestre de 2003, les ventes moyennes de pétrole brut et de gaz naturel étaient de 14 858 bep par jour, cette augmentation étant attribuable essentiellement à l'acquisition des propriétés en Saskatchewan à la mi-octobre. Les volumes moyens des ventes quotidiennes par produit étaient les suivants :

	Trois mois terminés le 31 décembre 2003		**Exercice terminé le 31 décembre 2003**		Période terminée le 31 décembre 2002	
Pétrole brut de densité légère et moyenne (b/j)	**8 741**	**59 %**	**5 314**	**48 %**	2 718	63 %
Pétrole brut lourd (b/j)	**5 756**	**39 %**	**5 444**	**49 %**	1 463	34 %
Total du pétrole (b/j)	**14 497**	**98 %**	**10 758**	**97 %**	4 181	97 %
Liquides de gaz naturel (b/j)	**70**	**0 %**	**64**	**1 %**	22	1 %
Total du pétrole et des liquides de gaz naturel (b/j)	**14 567**	**98 %**	**10 822**	**98 %**	4 203	98 %
Gaz naturel (kpi³/j)	**1 744**	**2 %**	**1 311**	**2 %**	624	2 %
Total (bep/j)	**14 858**	**100 %**	**11 040**	**100 %**	4 307	100 %

Harvest a clôturé l'exercice 2003 avec une production quotidienne d'environ 15 400 bep par jour, soit une augmentation de 79 pour cent par rapport à la production de l'exercice précédent, ce qui reflète l'incidence des activités continues de mise en valeur et d'optimisation ainsi que des acquisitions qui ont eu lieu dans le courant de l'exercice. À la fin de 2002, le taux de production était d'environ 8 600 bep par jour.

Produits

Pour l'exercice terminé le 31 décembre 2003, les produits, déduction faite de la perte des opérations de couverture et avant les redevances, ont totalisé 100,4 millions de dollars et 21,7 millions de dollars pour la période terminée le 31 décembre 2002, grâce aux prix moyens qui ont été obtenus, soit respectivement 24,95 $ et 28,79 $ le bep. Pour le trimestre terminé le 31 décembre 2003, les produits avant les redevances ont atteint 36,8 millions de dollars, avec l'obtention d'un prix moyen de 26,95 $ par bep. La hausse des prix obtenus, qui était d'environ 13 pour cent au quatrième trimestre par rapport à ceux oontenus au troisième trimestre de 2003, était essentiellement attribuable à l'amélioration de la qualité générale (densité API) du pétrole brut produit par la Fiducie, et à l'ajout d'une production non couverte par suite de l'acquisition des propriétés en Saskatchewan.

Prix moyens par produit	**Trois mois terminés le 31 décembre 2003**	**Exercice terminé le 31 décembre 2003**	Période terminée le 31 décembre 2002
Pétrole de densité légère ($/b)	**35,56**	**35,56**	–
Pétrole de densité moyenne ($/b)	**30,13**	**32,18**	34,21
Pétrole lourd ($/b)	**24,92**	**27,34**	22,63
Liquides de gaz naturel ($/b)	**29,18**	**29,92**	37,64
Gaz naturel ($/kpi³)	**6,01**	**6,70**	4,54
Moyenne combinée ($/bep)	**29,13**	**29,62**	30,13

Revenu net d'exploitation

Le tableau suivant présente un sommaire ses produits d'exploitation nets de Harvest :

($/bep)	Trois mois terminés le 31 décembre 2003	Exercice terminé le 31 décembre 2003	Période terminée le 31 décembre 2002
Prix du marché	**29,13 $**	**29,62 $**	30,13 $
Perte de couverture	**2,18**	**4,67**	1,34
Prix obtenu	**26,95**	**24,95**	28,79
Redevances, montant net	**4,66**	**4,07**	3,64
Frais d'exploitation	**9,50**	**8,94**	8,49
Produits d'exploitation nets	**12,79 $**	**11,94 $**	16,66 $

Harvest a payé des redevances nettes de 16,4 millions de dollars durant l'exercice terminé le 31 décembre 2003 et de 2,8 millions de dollars durant la période terminée le 31 décembre 2002, ce qui correspond respectivement à environ 4,07 $ et 3,64 $ par bep. Le montant net des redevances pour l'exercice terminé le 31 décembre 2003 est constitué de 11,1 millions de dollars en redevances de propriétaire franc et d'impôts miniers sur les propriétés franches, de 5,2 millions de dollars en redevances à la Couronne et de 0,8 million de dollars en redevances dérogatoires brutes, déduction faite de 0,7 million de dollars en redevances reçues. Pour la période terminée le 31 décembre 2002, le montant net des redevances est constitué de 1,5 million de dollars en redevances de propriétaire franc et d'impôts miniers sur les propriétés franches, de 1,2 million de dollars en redevances à la Couronne et de 0,2 million de dollars en redevances dérogatoires brutes, déduction faite de 0,1 million de dollars en redevances reçues. Pour le trimestre terminé le 31 décembre 2003, le montant net des redevances versé a été de 6,4 millions de dollars, soit une augmentation d'environ trois pour cent par rapport au montant du trimestre précédent, augmentation attribuable au changement apporté à la structure des redevances de Harvest à la suite de l'acquisition des propriétés de la Saskatchewan.

Les charges d'exploitation de Harvest se sont élevées à 36,0 millions de dollars pour l'exercice terminé le 31 décembre 2003 et à 6,4 millions de dollars pour la période terminée le 31 décembre 2002, soit respectivement environ 8,94 $ et 8,49 $ par bep. Pour le trimestre terminé le 31 décembre 2003, les frais d'exploitation ont été de 13 millions de dollars ou 9,50 $ par bep. Harvest exploite la quasi-totalité de ses propriétés. Harvest engage environ 60 pour cent de ses frais d'exploitation au titre de l'électricité. La direction a eu recours à des contrats de livraison à prix fixe pour réduire le risque lié au prix de l'électricité en Alberta. Pour l'exercice 2004, Harvest prévoit réaliser d'autres avantages de ses opérations de couverture d'électricité avec environ 25 MWh de sa consommation estimative d'électricité couverte à un prix moyen de 45,34 $ le MWH, ce qui représente environ 89 pour cent de sa consommation d'électricité en Alberta.

Frais généraux et administratifs

La tranche des frais généraux et administratifs imputée aux résultats s'est élevée au total à 4,3 millions de dollars, ou 1,08 $ par bep pour l'exercice terminé le 31 décembre 2003, contre 0,6 million de dollars, ou 0,77 $ par bep pour la période terminée le 31 décembre 2002. Au cours de l'exercice et de la période terminés les 31 décembre 2003 et 2002, des tranches respectives de 1,3 million de dollars et de 0,2 million de dollars des frais généraux et administratifs ont été capitalisées relativement aux activités d'acquisition et d'optimisation des gisements. Pour le trimestre terminé le 31 décembre 2003, les frais généraux et administratifs se sont établis à 2,2 millions de dollars, en hausse d'environ 0,2 million de dollars par rapport aux frais généraux et administratifs du troisième trimestre et

ce, essentiellement en raison de l'application de la nouvelle norme publiée par le *Manuel de l'ICCA* concernant la rémunération à base d'actions et à cause d'un accroissement des frais généraux et administratifs résultant de l'acquisition de la propriété de Saskatchewan.

Intérêts débiteurs et amortissement des charges financières reportées

Les intérêts débiteurs et les charges financières reportées se sont élevés à 5,6 millions de dollars et à 2,6 millions de dollars respectivement pour l'exercice et la période terminés les 31 décembre 2003 et 2002. L'amortissement des charges financières reportées associées aux coûts de garantie des facilités de crédit bancaire s'est élevé à 2,6 millions de dollars et à 0,2 million de dollars respectivement pour l'exercice et la période terminé les 31 décembre 2003 et 2002.

Épuisement, amortissement et frais futurs de restauration des lieux

La provision pour l'épuisement, l'amortissement et les frais futurs de restauration des lieux a totalisé 33,7 millions de dollars pour l'exercice terminé le 31 décembre 2003 et 5,7 millions de dollars pour la période terminée le 31 décembre 2002. Le solde pour l'exercice terminé le 31 décembre 2003 est constitué de 29,2 millions de dollars au titre de l'épuisement et de l'amortissement de propriétés de pétrole brut et de gaz naturel, d'environ 0,1 million de dollars pour l'amortissement du mobilier et du matériel de bureau et de 4,4 millions de dollars pour les frais futurs d'abandon et de restauration des lieux. Le solde de la période terminée le 31 décembre 2002 est constitué de 5,1 millions de dollars au titre de l'épuisement et de l'amortissement de propriétés de pétrole brut et de gaz naturel, de 23 000 $ pour l'amortissement du mobilier et du matériel de bureau et de 0,5 millions de dollars pour les frais futurs d'abandon et de restauration des lieux. Les taux d'épuisement des propriétés pétrolifères et gazéifères ont été d'environ 7,29 $ par bep pour l'exercice terminé le 31 décembre 2003 et de 6,77 $ par bep pour la période terminée le 31 décembre 2002 et ils sont fondés sur les coûts des propriétés pétrolifères et gazéifères qui ont été acquises, sur les dépenses en immobilisations qui ont été engagées et sur les frais généraux et administratifs qui ont été capitalisés. Les taux de 1,08 $ par bep pour l'exercice terminé le 31 décembre 2003 et de 0,72 $ par bep pour la période terminée le 31 décembre 2002, qui ont servi à établir la provision pour les frais futurs de restauration des lieux, sont fondés sur une estimation du montant net final des frais futurs, à savoir environ 29,9 millions de dollars au 31 décembre 2003. L'amortissement du mobilier et du matériel de bureau et des améliorations locatives a été calculé selon la méthode linéaire et à des taux variant de 20 à 50 pour cent.

Impôts sur les bénéfices

Pour l'exercice et la période terminés respectivement les 31 décembre 2003 et 2002, les impôts sur les bénéfices comprennent respectivement environ 0,2 million de dollars et 0,1 million de dollars au titre de l'impôt des grandes sociétés ainsi que, respectivement, 8,2 millions de dollars et 1,3 million de dollars au titre de recouvrements d'impôts futurs. Hormis l'impôt des grandes sociétés, ni la Fiducie, ni ses filiales en exploitation ne devraient avoir à verser d'impôts au comptant en 2004.

Liquidités et ressources en capital

Les programmes d'investissement en capital et d'amélioration de l'exploitation, de même que les engagements financiers actuels et futurs, devraient être financés par les rentrées nettes prévues provenant de l'exploitation et les facilités de crédit existantes tout en tenant compte des distributions aux porteurs de part.

Les flux de trésorerie liés à l'exploitation et le bénéfice net de la Fiducie pour l'exercice terminé le 31 décembre 2003 ont été respectivement de 46,5 millions de dollars et de 16,7 millions de dollars, contre respectivement des flux de trésorerie et un bénéfice net de 9,5 millions de dollars et 5,1 millions de dollars pour la période terminée le 31 décembre 2002. Même si le raffermissement du dollar canadien a réduit les flux monétaires tirés des ventes de pétrole et de gaz naturel, son incidence a été en partie neutralisée par les gains réalisés lorsque la dette libellée en dollars américains a été remboursée au cours du troisième trimestre de 2003.

Au 31 décembre 2003, la Fiducie avait un fonds de roulement de 9,8 millions de dollars, compte non tenu de l'emprunt remboursable à vue, contre un fonds de roulement de 10,7 millions de dollars à la même date en 2002.

Au 31 décembre 2003, le montant net de la dette de la Fiducie (fonds de roulement plus l'emprunt remboursable à vue) se chiffrait à 53,6 millions de dollars, en hausse de 18,9 millions de dollars par rapport au montant net de la dette de 34,7 millions de dollars au 31 décembre 2002. Cette augmentation s'explique par les acquisitions de propriétés et de sociétés effectuées au cours de l'exercice, lesquelles ont été en partie financées par la dette bancaire. Le 30 septembre 2003, la Fiducie a changé la structure de sa dette en procédant à l'extinction intégrale d'un emprunt à vue libellé en dollars US et en le remplaçant par un financement provisoire remboursable en capitaux propres et une convention de crédit conclue avec un consortium d'établissements financiers canadiens. Cette série d'opérations a eu pour effet de faire baisser le taux d'intérêt réel global sur la dette de la Fiducie et a permis de consolider les exigences en matière de financement d'une garantie de contrepartie, y compris une partie de l'activité de couverture.

En 2003, la Fiducie a versé à ses porteurs de parts des distributions de 29,1 millions de dollars dont une tranche de 10,6 millions de dollars a été réinvestie moyennant l'émission de 1 009 006 parts de fiducie dans le cadre du régime de réinvestissement des distributions (« RRD ») de la Fiducie, ce qui représente une participation de 37 pour cent en vertu du régime. Les distributions versées ont été de 0,20 $ par mois par part de fiducie aux porteurs de parts inscrits le dernier jour ouvrable de chaque mois. La Fiducie prévoit maintenir le même taux de distribution en 2004.

Compte non tenu des parts de fiducie émises en vertu du RRD, la Fiducie a émis 6,8 millions de parts de fiducie en 2003 dans le cadre de deux financements par titres de capitaux propres, de l'acquisition d'une société fermée, de l'exercice de bons de souscription et de l'achat de propriétés pétrolifères et gazéifères.

Dépenses en immobilisations

Les dépenses en immobilisations se sont établies au total à 135,3 millions de dollars pour l'exercice terminé le 31 décembre 2003, contre 76,9 millions de dollars pour la période terminée le 31 décembre 2002. De ces dépenses, des acquisitions de propriétés productrices de pétrole et de gaz naturel situées dans l'est de l'Alberta ont compté pour environ 29,2 millions de dollars, acquisition qui s'inscrit dans le prolongement des activités courantes et de la production de Harvest dans cette région. De plus, Harvest a acheté des propriétés pétrolifères et gazéifères dans la région de Carlyle dans le sud-est de la Saskatchewan pour environ 79,5 millions de dollars.

Le tableau suivant présente de façon détaillée les dépenses en immobilisations :

(en milliers de dollars)	**Exercice terminé le 31 décembre 2003**	Période terminée le 31 décembre 2002
Locations de terrains et de concessions non mises en valeur	**78**	–
Études géologiques et géophysiques	**182**	156
Forage et achèvement	**10 095**	37
Matériel de puits, pipelines et installations	**14 521**	167
Frais généraux et administratifs capitalisés	**1 311**	174
Mobilier, améliorations locatives et matériel de bureau	**436**	236
Acquisitions	**108 677**	76 153
Total des dépenses en immobilisations	**135 300**	76 923

Fonds de capital

La Fiducie constitue un fonds de capital théorique de façon à s'assurer que les fonds tirés des flux de trésorerie puissent être disponibles pour permettre des acquisitions futures et des dépenses en immobilisations. Étant donné

que ce fonds est théorique, il ne fait pas l'objet d'un poste distinct dans les états financiers. Le solde du fonds de capital est calculé comme suit : le solde de clôture de la période précédente plus les rentrées nettes provenant de l'exploitation et les montants financés à même le produit net tiré des émissions de titres de capitaux propres, déduction faite des distributions déclarées à verser aux porteurs de parts et d'autres charges au titre des capitaux propres (telles que les intérêts sur les billets de financement provisoire remboursables en capitaux propres et les débentures convertibles), moins les dépenses en immobilisations et les frais d'acquisition. La Fiducie ne constitue pas un poste distinct pour le fonds de capital et aucun élément de passif n'est inscrit dans les états financiers consolidés. La politique de la Fiducie consiste à conserver jusqu'à 50 pour cent des flux de trésorerie déduction faite des contributions au fonds de capital théorique et à faire un apport de même ordre à ce fonds.

Au 31 décembre 2003, le solde du fonds de capital accusait un déficit de 14,2 millions de dollars, ce qui représente la partie des dépenses en immobilisations et des frais d'acquisition financée avec la dette bancaire et le fonds de roulement.

Exigences futures en matière de liquidités

Harvest prévoit continuer à mettre en œuvre son plan visant à optimiser sa production actuelle en puisant dans le fonds de capital. À l'occasion, la Fiducie peut recourir à du financement externe, soit par emprunt soit par titres de capitaux propres, pour maintenir la croissance selon son plan d'affaires en procédant à des acquisitions et à la mise en œuvre de programmes efficaces en immobilisations. Ces exigences sont assujetties à des facteurs externes parmi lesquels il faut noter, sans toutefois s'y limiter, les variations dans les marchés des valeurs mobilières et des marchandises, les ralentissements économiques et les taux d'intérêts et de change. Toute variation contraire de ces facteurs pourrait faire en sorte que la direction de Harvest doive modifier le plan d'affaires actuel de la Fiducie. Pour l'exercice 2004, la Fiducie prévoit un programme en immobilisations d'environ 34 millions de dollars qui sera financé à l'aide du fonds de capital, la gestion du fonds de roulement, l'utilisation judicieuse de la dette bancaire, l'activité du RRD et, au besoin, le financement par capitaux propres. Les acquisitions seront généralement financées par le biais d'émissions de titres de capitaux propres et d'autres emprunts bancaires à lla suite d'un accroissement de la base d'emprunt de la Fiducie en raison de l'acquisition.

La Fiducie a été en mesure d'utiliser des capitaux propres pour donner suite à son plan d'affaires. La capacité financière de la Fiducie a été accrue grâce à une émission de 60 millions de dollars de débentures convertibles portant intérêt au taux de neuf pour cent l'an en janvier 2004. L'accès à un financement à coût moins élevé donne à la Fiducie une plus grande capacité de livrer concurrence et de mener son plan d'affaires de façon rentable. Après avoir déposé sa notice annuelle à la fin de 2003, la Fiducie est devenue un émetteur admissible financement en capitaux propres au moyen d'un prospectus simplifié, ce qui signifie qu'elle peut rapidement et plus aisément accéder aux marchés des titres de participation.

Arrangements hors bilan

La Fiducie a en place un certain nombre de contrats de location-exploitation sans importance qui portent sur du matériel mobile de chantier, des véhicules et des locaux à bureaux. Les contrats de location exigent des loyers périodiques qui sont inscrits à titre de frais d'exploitation. La Fiducie finance également ses exigences en matière de primes d'assurance annuelles de façon à ce qu'une tranche de la prime annuelle soit reportée et payée mensuellement sur la durée restante.

Obligations contractuelles

La Fiducie a les obligations contractuelles suivantes :

	Échéances			
Obligation contractuelle annuelle (en milliers de dollars)	Moins de un an	De 1 à 3 ans	De 4 à 5 ans	Après 5 ans
Contrats de transport des produits	35	39	25	–
Contrats de location-exploitation et location de locaux	293	646	646	–

La Fiducie avait également une dette bancaire impayée de 63,3 millions de dollars se rapportant à un emprunt à court terme effectué dans le cadre de sa facilité de crédit renouvelable. La Fiducie prévoit proroger la durée de cette facilité sur une base continue selon les modalités permises.

Le 31 décembre 2003, Harvest Operations Corp., filiale d'exploitation de Harvest Energy Trust, avait conclu des contrats physiques et financiers de production prévoyant la livraison d'environ 9 800 bep par jour en 2004 et de 2 500 bep par jour en 2005. Harvest avait également conclu des contrats financiers visant à réduire au minimum les risques auxquels elle l'expose les fluctuations du prix de l'électricité et du taux de change du dollar américain par rapport au dollar canadien. Il y a lieu de se reporter à la note 12 afférente aux états financiers consolidés pour de plus amples détails.

La Fiducie a contracté un certain nombre d'obligations contractuelles sans grande importance en vertu de contrats de location-exploitation et dans le cours normal des relations d'affaires qui s'établissent dans le secteur pétrolier et gazier. Ces arrangements peuvent tous être annulés d'un mois à l'autre et ils ne font pas l'objet de paiement supplémentaire au moment du de la sortie.

Conventions comptables critiques

La direction de la Fiducie est tenue de faire des estimations et de poser des hypothèses qui ont des répercussions sur les montants déclarés des éléments d'actif et de passif lors de l'application des PCGR du Canada. L'exposé qui suit constitue une analyse des conventions comptables qui sont jugées critiques par la direction dans l'établissement des résultats financiers de la Fiducie.

Comptabilisation dans le secteur du pétrole et du gaz

La Fiducie suit la Note d'orientation de l'Institut Canadien des comptables Agréés (ICCA) pour ce qui est de la méthode de la capitalisation du coût entier dans le secteur du pétrole et du gaz naturel. Selon cette méthode, tous les coûts d'acquisition de propriétés pétrolifères et gazéifères ainsi que les frais d'exploration et de mise en valeur connexes, y compris les frais généraux se rapportant directement à ces activités, sont capitalisés et accumulés dans un seul centre de coût. Les pertes découlant de l'entretien et des réparations sont imputées aux résultats, alors que les remplacements et les améliorations qui ont pour objet de prolonger la durée économique des immobilisations sont capitalisés. Aucun gain ni aucune perte n'est constaté lors de la cession de propriétés pétrolifères et gazéifères à moins que cette cession n'ait pour effet de modifier le taux d'épuisement d'au moins 20 pour cent. La provision pour l'épuisement et l'amortissement des actifs pétroliers et gaziers est établie selon la méthode de l'amortissement proportionnel au rendement, en fonction des réserves prouvées avant les redevances, telles qu'elles sont établies par des ingénieurs indépendants spécialistes des gisements pétroliers. Le calcul de la provision se fonde sur les coûts capitalisés des actifs pétroliers et gaziers plus les coûts futurs estimatifs de mise en valeur des réserves prouvées non encore exploitées. Les réserves sont converties en unités équivalentes à raison de 6 kpi^3 de gaz naturel pour 1 baril de pétrole. Les estimations des réserves utilisées dans ces calculs peuvent avoir une incidence considérable sur le

bénéfice net, et toute révision de ces estimations peut entraîner une variation importante de la dotation à l'épuisement et à l'amortissement. De plus, une révision à la baisse de ces estimations des réserves pourrait se traduire par une charge supplémentaire imputée aux résultats à la suite du calcul du plafonnement du coût entier selon les directives de cette note d'orientation.

Provision pour les frais de restauration et de remise en état des lieux

La Fiducie constitue pour les frais futurs de restauration et de remise en état des lieux une provision qui se fonde sur des estimations que la direction fait à l'aide de la méthode de l'amortissement proportionnel au rendement et des estimations relatives aux réserves. La direction évalue les coûts futurs liés à l'abandon et à la restauration de manière écologique d'un puits ou d'un site de batteries pour respecter des lois environnementales précises. Ces estimations sont, de pare leur nature, difficiles à évaluer en raison du choix du moment prévu et des coûts qui seront en vigueur à cette date future. À cause de ces estimations, toute révision de ces prévisions de coûts ou toute révision du calendrier pourraient avoir une incidence sur la provision imputée aux résultats.

Régime d'achat de parts de fiducie incitatif

La Fiducie a établi un régime d'achat de parts de fiducie incitatif aux termes duquel il lui est permis d'attribuer des droits incessibles de souscription de parts de fiducie aux administrateurs, aux dirigeants, aux conseillers, aux salariés et à d'autres fournisseurs de services. Le prix d'exercice initial des droits attribués dans le cadre du régime est égal au cours de clôture la veille de la date à laquelle les droits sont attribués. Les droits ont une durée maximale de cinq ans. À l'occasion le prix d'exercice des droits est révisé à la baisse en fonction des distributions au comptant qui sont faites à l'égard des parts de fiducie sous réserve d'un rendement précis selon ce qui est indiqué dans le régime de droits d'achat de parts de fiducie incitatif. Selon les PCGR, la Fiducie inscrit une charge de rémunération relativement à l'octroi de droits, calculée selon le modèle binomial d'évaluation. La Fiducie a eu recours à ce modèle parce qu'il permet de calculer la juste valeur d'un droit de souscription d'une part de fiducie dont le prix d'exercice diminue en fonction des distributions versées depuis la date d'émission jusqu'à la date d'exercice. Pour de plus amples détails concernant le régime d'achat de parts de fiducie incitatif ainsi que les hypothèses et les estimations utilisées, il y a lieu de se reporter à la note 9 afférente aux états financiers consolidés.

Modifications de conventions comptables

Régime d'achat de parts de fiducie incitatif

La Fiducie a choisi d'adopter de manière prospective les modifications apportées au chapitre 3870 du Manuel de l'ICCA « Rémunération et autres paiements à base d'actions ». Aux termes de ce chapitre, la Fiducie a choisi de constater la charge de rémunération lorsque les droits de souscription de parts de fiducie sont accordés en vertu du régime d'achat de parts de fiducie incitatif sur une base prospective. À ce titre, la charge de rémunération a été calculée pour tous les droits de souscription de parts de fiducie émis à partir du 1er janvier 2003. La juste valeur des droits de souscription des parts de fiducie émis à été calculée selon un modèle binomial d'établissement du prix des options.

Modifications aux normes comptables

Les paragraphes qui suivent présentent une liste de modifications aux normes comptables en vigueur en avril 2004 et qui auront pour effet de modifier la communication de l'information financière de la Fiducie au cours du prochain exercice :

Obligations liées à la mise hors service d'immobilisations

L'ICCA a publié un nouveau chapitre du *Manuel,* soit le chapitre 3110 intitulé « Obligations liées à la mise hors service d'immobilisations ». Ce chapitre exige que les entités constatent dans les états financiers le passif lié à la juste valeur des frais futurs de restauration et d'abandon des lieux au moment où le passif est engagé. La nouvelle

norme est en vigueur pour les exercices ouverts à compter du 1er janvier 2004 mais son adoption anticipée est encouragée. La Fiducie a choisi d'appliquer cette norme au cours du prochain exercice.

Note d'orientation concernant la capitalisation du coût entier

En septembre 2003, l'ICCA a publié la Note d'orientation concernant la comptabilité 16 intitulée « Pétrole et gaz naturel – Capitalisation du coût entier ». Cette note, qui remplace la Note 5 « Capitalisation du coût entier dans le secteur du pétrole et du gaz naturel », est en vigueur pour les exercices ouverts à compter du 1er janvier 2004. Aux termes de la nouvelle note d'orientation, la définition des réserves prouvées et probables a été modifiée de manière à correspondre aux nouvelles définitions des réserves qui sont données dans le Règlement 51-101sur l'information concernant les activités pétrolières et gazières publiée par les Autorités canadiennes en valeur mobilières. Parmi les changements qui sont apportés, il y a lieu de noter les modifications au calcul du plafonnement du coût entier, des renseignements supplémentaires à fournir dans les notes afférentes aux états financiers et des changements dans la comptabilisation des propriétés dont la cession a eu lieu autrement que par une vente. La Fiducie a choisi d'adopter cette norme au cours du prochain exercice.

Opérations de couverture

En décembre 2001, l'ICCA a publié la Note d'orientation concernant la comptabilité 13 intitulée « Relations de couverture » qui prévoit la marche à suivre pour repérer, désigner, documenter et mesure l'efficacité des relations de couverture aux fins de l'application de la comptabilité de couverture. Cette note d'orientation est en vigueur pour les exercices ouverts à compter du 1er juillet 2003. Dès 2003, la Fiducie répondait aux exigences de cette note d'orientation.

Opérations entre apparentés

Un administrateur et une société contrôlée par un administrateur de Harvest Operations Corp. ont consenti des avances de 58,5 millions de dollars et ont reçu un remboursement de 35,5 millions de dollars durant l'exercice terminé le 31 décembre 2003. De plus, des intérêts totalisant près de 0,3 million de dollars ont été versés relativement à ces avances. Également durant l'exercice, une société contrôlée par un administrateur de Harvest Operations Corp. a exercé les droits rattachés à un bon de souscription visant l'achat de 150 000 parts de fiducie pour un produit de 150 000 $. Les fonds recueillis dans le cadre de ces opérations ont servi à financer des activités courantes et les activités d'acquisition de la Fiducie. Les conditions dont ces contrats sont assortis et les montants en cause étaient fondés sur de justes valeurs marchandes établies dans des conditions de pleine concurrence à ce moment-là. Une société contrôlée par un administrateur de Harvest Operations Corp. sous-loue des locaux à bureaux et reçoit des services administratifs à leur juste valeur marchande.

Activités de gestion des risques

Toutes les activités de gestion des risques de Harvest sont menées selon des lignes de conduite approuvées par le conseil d'administration. Harvest entend donner suite à son plan d'affaires de façon à créer de la valeur pour ses porteurs de parts et ce, en leur versant des distributions mensuelles stables et en accroissant la valeur liquidative par part de fiducie. La direction de Harvest a repéré les risques suivants qui sont liés aux activités de la Fiducie :

- Le risque opérationnel lié à la production de pétrole et de gaz naturel;
- Le risque inhérent aux réserves en regard de la quantité de réserves récupérables;
- Le risque lié au prix des marchandises, étant donné que les prix du pétrole et du gaz naturel fluctuent en raison des forces du marché;
- Les risques financiers, tels que ceux qui sont liés à la volatilité dans les marchés boursiers, aux taux de change, aux taux d'intérêt, aux risques de crédit et à ceux associés au service de la dette;
- Les risques associés à l'environnement, à la santé et à la sécurité que posent les puits et les installations de production;

- Les risques inhérents à l'évolution des politiques gouvernementales, notamment les révisions touchant les lois sur les redevances, les lois de l'impôt sur le revenu et les programmes d'encouragement destinés au secteur pétrolier et gazier.

Selon les politiques de gestion de Harvest approuvées par le conseil d'administration, la Fiducie entend réduire comme suit les risques énoncés plus haut :

Risque opérationnel

- en appliquant une stratégie de gestion proactive aux propriétés de Harvest;
- en ajoutant de manière sélective du personnel qualifié et compétent, en donnant des encouragements et en procurant des occasions pour maintenir et améliorer la compétence technique
- en rémunérant les employés au moyen d'une combinaison de salaires et d'avantages sociaux qui se situent dans la moyenne de l'industrie et à laquelle s'ajoute un régime de primes au mérite visant à récompenser la réussite dans l'exécution du plan commercial de la Fiducie.

Risque lié aux réserves

- en acquérant des propriétés pétrolifères et gazéifères qui renferment des réservoirs de grande qualité dont la production est mature, prévisible et fiable, ce qui a pour effet de réduire l'incertitude technique;
- en soumettant toutes les acquisitions de propriétés à des examens opérationnels, géologiques, financiers et environnementaux;
- en mettant en oeuvre un programme de dépenses en immobilisations visant à réduire les taux d'épuisement de la production, à améliorer l'efficacité au chapitre de l'exploitation et, en fin de compte, à accroître la récupération des ressources en place.

Risque lié au prix des marchandises

- en continuant d'appliquer une politique de gestion du risque et en conservant un comité qui verra de façon continue à surveiller l'efficacité des mesures existantes, à repérer les problèmes nouveaux ou en émergence et à concevoir et recommander au conseil d'administration les mesures à prendre;
- en maintenant un programme de couverture des prix des marchandises et des coûts d'électricité (en recourant à des swaps, et à des contrats de tunnels et d'options) avec un grand nombre de contreparties ayant une cote de crédit élevée;
- en maintenant une structure à faibles coûts afin de maximiser le revenu net.

Risque financier

- en surveillant les marchés financiers afin de faire en sorte que le coût des emprunts et des capitaux propres demeure le plus bas possible;
- en conservant jusqu'à 50 pour cent de l'encaisse disponible à des fins de distribution afin de financer les dépenses en immobilisations et l'acquisition de propriétés dans le futur;
- en surveillant la situation financière de la Fiducie et les marchés de change dans le but de prendre les mesures nécessaires pour atténuer les effets des fluctuations du taux de change;
- en comparant les résultats financiers réels et les prévisions et en apportant, au besoin, les corrections nécessaires;
- en prenant une assurance adéquate afin de couvrir les pertes y compris celles découlant de toute interruption des activités.

Risque lié à l'environnement, à la santé et à la sécurité

- en adhérant au programme de sécurité de la Fiducie et en se tenant au courant des pratiques courantes en vigueur dans l'industrie;
- en engageant des fonds sur une base permanente pour remédier à des problèmes éventuels en matière d'environnement;
- en accumulant suffisamment de liquidités pour payer les frais futurs d'abandon et de restauration des lieux.

Risque lié à la réglementation

- en maintenant au sein du conseil d'administration des membres qui ont de l'expérience, qui relèvent de divers secteurs et qui jouent un rôle actif de manière à assurer une saine gouvernance d'entreprise;
- en retenant au besoin les services de spécialistes du domaine technique dont le rôle consiste à conseiller et à apporter une aide lorsque vient le temps de mettre en œuvre des lignes de conduite et des mécanismes de contrôle qui découlent d'un changement du contexte réglementaire.

Le 31 décembre 2003, Harvest Operations Corp. a conclu des contrats physiques au prix du marché pour une livraison moyenne courante d'environ 5 825 bep par jour en 2004 et de 1 000 bep par jour en 2005. Harvest a également conclu des contrats de swaps financiers et de tunnels portant sur du pétrole brut WTI, sur le différentiel pour le mélange Lloydminster, sur le taux de change du dollar américain par rapport au dollar canadien et sur le taux de chauffage à l'électricité et au gaz naturel, dont le résultat combiné a été une perte non réalisée évaluée à la valeur du marché à 12,5 millions de dollars au 31 décembre 2003. Il y a lieu de se reporter à la note 12 afférente aux états financiers consolidés pour de plus amples renseignements.

Le tableau suivant présente un sommaire des activités de gestion du risque menées par la Fiducie, des volumes couverts ainsi que des gains et des pertes connexes à la valeur du marché non constatés au 31 décembre 2003 :

	Échéances		
	2004	2005	2006
Volumes couverts			
Swaps fondés sur le prix du pétrole brut West Texas Intermediate (b/j)	4 286	1 033	–
Tunnels fondés sur le prix du pétrole brut West Texas Intermediate (b/j)	5 500	–	–
Swaps fondés sur le prix du mélange de pétrole brut de Lloydminster (b/j)	3 500	–	–
Swaps fondés sur les prix de l'électricité de l'Alberta (MWh)	25	15	3
Swaps fondés sur les taux de chauffage à l'électricité (Gj/MWh)	–	5	–
Option de vente fondée sur le taux de change du $ CA par rapport au $ US	3	–	–
Gains (pertes) évalués à la valeur du marché (en milliers de dollars)			
Swaps fondés sur le prix du pétrole brut West Texas Intermediate	(12 520)	(2 177)	–
Tunnels fondés sur le prix du pétrole brut West Texas Intermediate	(4 399)	–	–
Swaps fondés sur le prix du mélange de pétrole brut de Lloydminster	2 146	–	–
Swaps fondés sur les prix de l'électricité de l'Alberta	1 785	763	153
Swaps fondés sur les taux de chauffage à l'électricité	–	46	–
Option de vente fondée sur le taux de change du $ CA par rapport au $ US	1 735	–	–
Gains nets (pertes)	(11 253)	(1 368)	153

En vertu de la politique de gestion du risque de Harvest, la direction de la Fiducie conclut des contrats financiers et physiques fondés sur le pétrole brut pour réduire le risque lié à la volatilité des prix de sa production prévue. La direction conclut également des swaps fondés sur les prix de l'électricité pour l'aider à maintenir la stabilité de ses frais d'exploitation. Finalement, en guise de moyen supplémentaire pour gérer les risques liés aux produits d'exploitation, la direction a conclu des contrats de change afin de réduire au minimum l'effet des fluctuations contraires de la valeur du dollar canadien par rapport au dollar américain. Le lecteur est prié, pour de plus amples renseignements au sujet de ces contrats, de se reporter aux notes afférentes aux états financiers consolidés de Harvest pour l'exercice terminé le 31 décembre 2003.

Imposition des distributions au comptant versées aux porteurs de parts

Les distributions au comptant se composent d'une partie retour de capital (impôt reporté) et d'une partie rendement sur le capital (imposable). En ce qui concerne les distributions au comptant reçues par un résident canadien, en dehors d'un régime de retraite agréé, la distribution déclarée en décembre 2002 et versée en janvier 2003 était présumée être entièrement à imposition différée. Pour les distributions déclarées en 2003 et versées au cours des mois allant de février 2003 à janvier 2004, 41 pour cent des distributions sont imposables et 59 pour cent sont reportées.

Indicateurs de rendement clés et perspectives pour 2004

Compte tenu des activités courantes, le tableau suivant présente des informations concernant 2004 et le rendement relatif de l'exercice précédent :

	Objectifs de rendement 2004	Résultats 2003
Production quotidienne (bep par jour)	15 000 – 15 500	11 040
Taux moyen de redevances	15 % – 17 %	13,8 %
Charges d'exploitation ($/bep)	10,00 $ – 10,50 $	8,94 $

Harvest entend continuer de suivre son plan d'affaires consistant à acquérir et à exploiter des propriétés de pétrole brut et de gaz naturel de grande qualité qui ont atteint une certaine maturité et qui sont mises en valeur grâce à des techniques opérationnelles et d'exploitation. Harvest entend également continuer à repérer de nouvelles régions dans la bassin sédimentaire de l'Ouest canadien afin de pouvoir atteindre la croissance et la stabilité nécessaires pour permettre des distributions permanentes et accroître la valeur de l'actif net par part.

Il convient de noter que les chiffres ci-dessus représentent des estimations fondées sur les prévisions actuelles de la direction. Les résultats réels peuvent varier et ils pourraient être considérablement différents.

Le tableau suivant indique l'incidence des variations de facteurs variables clés sur les flux de trésorerie de Harvest, y compris les effets du programme de couverture.

Sensibilités

	WTI $ US le baril	**Différentiel - Mélange Llyod et pétrole brut $ US le baril**	**Production de pétrole brut baril par jour**	**Taux préférentiel bancaire au Canada**	**Taux de change $ CA/US**
Hypothèse	32,00 $	9,00 $	15 000	4,25 %	1,32
Variation (plus ou moins)	1,00 $	1,00 $	1 000	1,00 %	0,01
Flux de trésorerie liés à l'exploitation (en milliers de dollars)	1 700 $	1 900 $	6 300 $	421 $	800 $
Par part de fiducie - de base	0,10 $	0,11 $	0,36 $	0,03 $	0,05 $
Par part de fiducie - dilués	0,10 $	0,11 $	0,36 $	0,03 $	0,05 $
Ratio de distributions	2,0 %	2,3 %	7,5 %	0,5 %	1,0 %

FILE NO. 82-34779

Harvest Energy Trust

Rapport trimestriel 2004 aux porteurs de parts

Pour le trimestre terminé le 31 mars 2004

Harvest Energy Trust annonce ses résultats du premier trimestre de 2004

Calgary, le 14 mai 2004 (TSX : HTE.UN) – Harvest Energy Trust (« Harvest ») a annoncé aujourd'hui ses résultats d'exploitation et financiers non vérifiés pour le trimestre terminé le 31 mars 2004.

Faits saillants du premier trimestre

- Des distributions de 0,60 $ par part de fiducie.
- Des flux de trésorerie liés à l'exploitation de 14,8 millions de dollars ou 0,87 $ par part de fiducie, pour le trimestre terminé le 31 mars 2004, en hausse de 8,4 % par rapport à ceux du quatrième trimestre de 2003 et de 129 % par rapport à la même période de l'exercice précédent.
- Un volume de ventes s'établissant en moyenne à 14 829 barils équivalents de pétrole par jour (bep/j) pour le trimestre terminé le 31 mars 2004, soit une hausse de 80 % par rapport au volume constaté au cours de la même période de l'exercice précédent.
- Harvest a poursuivi ses activités de mise en valeur dans les principales zones où elle exerce ses activités en engageant des dépenses en immobilisations d'environ 12,0 millions de dollars qui ont donné lieu à un taux de production de 15 200 bep/j au 31 mars 2004.
- Harvest a annoncé la signature d'une entente portant sur l'achat de 4 200 bep/j de propriétés produisant surtout du pétrole de densité légère et qui sont situées dans la zone de Red Earth dans le Centre nord de l'Alberta, dans le cadre d'un plan d'arrangement conclu avec Storm Energy Ltd. Harvest prévoit conclure l'acquisition Red Earth en juin 2004, pour une contrepartie d'environ 189 millions de dollars.

Faits saillants financiers et sommaire de l'exploitation du premier trimestre

Données financières *(en milliers de dollars, sauf les montants par bep et par part de fiducie)*	**Trimestre terminé le 31 mars** **2004**	2003	Variation en %
Produits avant les opérations de couverture	**47 500**	26 230	81 %
Produits, déduction faite des opérations de couverture	**38 445**	17 660	118 %
Perte de couverture réalisée	**9 055**	8 570	6 %
Flux de trésorerie liés à l'exploitation	**14 839**	6 489	129 %
Flux de trésorerie liés à l'exploitation par part de fiducie	**0,87 $**	0,62 $	40 %
Bénéfice net (perte)	**(1 065)**	3 469	(131)%
Bénéfice net (perte) par part de fiducie, de base	**(0,06)$**	0,33 $	(118)%
Distributions déclarées	**10 325**	6 024	71 %
Distributions déclarées par part de fiducie	**0,60 $**	0,60 $	-
Ratio de distributions	**69 %**	93 %	(25)%
Dépenses en immobilisations	**12 011**	5 892	104 %
Endettement, montant net	**28 657**	22 068	(30)%
Nombre moyen pondéré de parts de fiducie en circulation, de base	**17 179 955**	10 387 522	65 %
Parts de fiducie en circulation à la fin de la période	**17 281 528**	11 114 938	55 %

Données sur l'exploitation et sur les réserves	Trimestre terminé le 31 mars		
	2004	2003	Variation en %
Volumes de vente moyens par jour			
Pétrole brut et liquides de gaz naturel (b/j)	14 676	8 077	82 %
Gaz naturel (kpi^3/j)	915	875	5 %
Total (bep/j)	**14 829**	**8 223**	**80 %**
Taux de production (bep/j)	15 200	8 600	77 %

(gaz naturel converti en barils équivalents de pétrole selon un ratio de 6 :1)

Rapport de gestion

Le présent rapport de gestion sur la situation financière et les résultats d'exploitation de Harvest Energy Trust (« Harvest » ou la « Fiducie ») doit être lu de concert avec les états financiers consolidés vérifiés de Harvest et les notes y afférentes pour l'exercice terminé le 31 décembre 2003.

Énoncés prospectifs

L'information suivante renferme des énoncés prospectifs et des estimations se rapportant à Harvest. Cette information a trait à des événements et à des conditions futurs et, à ce titre, comporte des risques et des incertitudes qui pourraient faire en sorte que les résultats réels diffèrent grandement de ceux qui sont envisagés par l'information présentée. Ces risques et incertitudes comprennent, sans s'y limiter toutefois, des facteurs qui appartiennent essentiellement aux domaines de la politique et de l'économie tant à l'échelle nationale qu'internationale, des conditions générales de l'industrie comme par exemple l'incidence des lois et règlements environnementaux, l'imprécision des estimations à l'égard des réserves, les fluctuations des prix des marchandises, des taux d'intérêts ou des taux de change ainsi que la volatilité du cours des valeurs mobilières. Les informations et les opinions concernant les perspectives futures de la Fiducie sont fondées sur des renseignements qui étaient disponibles en mai 2004.

Certaines mesures relatives à la publication de l'information financière

La Fiducie a eu recours dans le cadre du rapport de gestion qui suit à certaines mesures relatives à la publication de l'information financière qui sont habituellement utilisées dans le secteur de la production de pétrole et de gaz naturel. Les mesures en question sont des mesures de rendement et de valeur communément reconnues dans le secteur et qui sont utilisées par des analystes et des investisseurs afin de comparer et d'évaluer des entités productrices de pétrole et de gaz naturel. Ces mesures ne sont pas définies aux termes des principes comptables généralement reconnus du Canada (« PCGR ») et ne doivent pas être prises en compte isolément ou comme solution de rechange aux mesures conventionnelles selon les PCGR. Parmi ces mesures, il y en a quelques-unes qui ne se comparent pas nécessairement aux mesures du même ordre et de même appellation auxquelles recourent d'autres sociétés ou fiducies. Lorsque ces mesures sont utilisées, il est précisé qu'elles sont « non conformes aux PCGR »; le lecteur devrait donc y accorder une attention particulière.

Vue d'ensemble de la Fiducie

Harvest Energy Trust est une fiducie de redevances du secteur du pétrole et du gaz naturel qui se concentre sur l'exploitation de propriétés productrices de pétrole brut et de gaz naturel de grande qualité et qui ont atteint une certaine maturité. La Fiducie applique, à l'égard de la production commerciale du pétrole et du gaz naturel, une stratégie prudente suivant laquelle elle acquiert des intérêts économiques directs élevés ainsi que des propriétés

productrices qui sont arrivées à maturité, et elle a recours à des techniques de gestion qui lui sont propres. Ces techniques font appel à une gestion minutieuse et pratique en vue de maintenir et de maximiser les taux de production, à l'application de technologies et de pratiques d'exploitation d'avant-garde, à des investissements en capital sélectifs de manière à maximiser la récupération des réserves, à une amélioration des efficacités au chapitre de l'exploitation afin de contrôler les coûts et réduire les dépenses, à des contrats de commercialisation exceptionnels et à des techniques de couverture afin de gérer efficacement les flux de trésorerie. La Fiducie exerçe des activités dans la région Provost dans l'est de l'Alberta ainsi que dans la région Carlyle dans le sud-est de la Saskatchewan.

Survol de l'industrie

Prix	(moyenne pour le trimestre terminé le) **31 mars 2004**	31 mars 2003	Variation en %
Pétrole brut West Texas Intermediate ($ US le baril)	**35,25 $**	33,80 $	4 %
Pétrole brut léger d'Edmonton ($le baril)	**45,68**	50,96	(10)%
Mélange de pétrole brut Lloyd ($le baril)	**33,22**	38,48	(14)%
Mélange de pétrole brut Bow River($le baril)	**34,74**	39,70	(12)
Gaz naturel d'AECO ($le kpi^3)	**6,44**	8,44	(24)%
Prix de l'électricité de l'Alberta Power Pool ($le MWh)	**48,83**	83,91	(42)%
Taux de change des dollars US/CA	**1,318**	1,510	(13)%
Taux bancaire de la Banque du Canada	**2,72 %**	3,08 %	(12)%

Le prix moyen du pétrole brut mondial a augmenté depuis la période précédente, le prix repère du pétrole brut West Texas Intermediate se situant en moyenne à 35,25 $ US au cours du premier trimestre de 2004, par rapport à 33,80 $ US pour la même période en 2003 et ce, essentiellement en raison d'une intensification de la demande à l'échelle internationale, du bas niveau des stocks et de l'incertitude géopolitique. Avec l'incertitude géopolitique qui persiste au Moyen-Orient et la forte demande pour le pétrole brut, en particulier pour l'essence, les prix devraient demeurer fermes pour le restant de 2004.

Le taux de change entre le dollar américain et le dollar canadien tend à afficher une valeur accruedu dollar canadien en 2003. Au cours du trimestre terminé le 31 mars 2004, le taux de change moyen du dollar canadien s'est apprécié d'environ 12,7 % par rapport au dollar américain depuis la période correspondante de 2003. Récemment, en raison de la croissance des niveaux d'emploi et de la hausse prévue des taux d'intérêt aux États-Unis, la valeur du dollar canadien s'est repliée. On prévoit une forte volatilité pour le restant de 2004.

Même si le prix du WTI en dollars US s'est accru d'une période à l'autre, les prix du brut en dollars canadiens se sont ressentis du raffermissement du dollar canadien par rapport au dollar américain. Dans l'ensemble, la hausse du prix moyen du WTI a été d'environ 4,3 %, hausse qui a été réduite par l'appréciation de 12,7 % du dollar canadien par rapport au dollar américain. Ce fait est attesté par la diminution de 10,4 % du prix moyen reçu pour le pétrole de densité légère d'Edmonton (le prix affiché pour le pétrole de densité légère livré à Edmonton) durant le premier trimestre de 2004 par rapport à la même période de 2003.

L'écart entre le prix du pétrole brut lourd et celui du pétrole brut de densité légère est constaté au niveau local et s'exprime dans les prix du mélange de pétrole brut Lloyd et Bow River. D'un trimestre à l'autre, cet écart dans les prix du pétrole lourd se sont accrus légèrement en termes de dollars canadiens.

Le prix moyen de l'électricité de l'Alberta Electricity System Operator (AESO) a reculé d'environ 42 pour cent par rapport à celui de la même période de 2003. Ce recul est attribuable à une combinaison de facteurs notamment le repli de 24 % des prix moyens du gaz naturel AECO, la diminution de charge demandée en raison des conditions climatiques de l'hiver et les installations de production d'électricité qui ont fait l'objet d'entretiens au cours du premier trimestre de 2003 mais qui sont entrées en production en 2004..

Sommaire des résultats trimestriels

		(Retraité – Voir la note 3 afférente aux états financiers consolidés)			
	2004	2003			
Données financières	**T1**	T4	T3	T2	T1
Produits, déduction faite des redevances et des opérations de couverture	**30 418 $**	30 474 $	21 181 $	17 622 $	14 738 $
Charges d'exploitation	**13 674**	12 984	9 661	6 596	6 804
Bénéfice net d'exploitation	**16 744 $**	17 490 $	11 520 $	11 026 $	7 934 $
Bénéfice net (perte)	**(1 065)**	6 134	5 673	1 063	3 468
Par part de fiducie, de base	**(0,06)**	0,38	0,45	0,09	0,33
Par part de fiducie, dilué	**(0,06)**	0,37	0,44	0,09	0,31
Par bep	**(0,79)**	4,49	5,42	1,21	4,69
Flux de trésorerie provenant de l'exploitation	**14 839**	13 115	16 759	9 547	6 489
Par part de fiducie, de base (non conforme aux PCGR)	**0,87**	0,81	1,35	0,84	0,62
Par part de fiducie, dilué (non conforme aux PCGR)	**0,84**	0,79	1,31	0,82	0,60
Par bep	**11,00**	9,59	16,02	11,12	8,77
Volumes des ventes					
Pétrole brut (b/j)	**14 626**	14 497	11 054	9 371	8 034
Liquides de gaz naturel (b/j)	**50**	70	77	67	43
Gaz naturel (kpi^3/j)	**915**	1 744	1 453	1 161	875
Total (bep/j)	**14 829**	14 858	11 373	9 632	8 223

Volume des ventes

La production de Harvest est constituée de pétrole de densité moyenne et légère, de pétrole lourd, de liquides de gaz naturel et de gaz naturel provenant de propriétés situées dans le centre-est de l'Alberta et dans le sud-est de la Saskatchewan. Les volumes de vente, sur une base de barils équivalents pétrole, se sont établis en moyenne à 14 829 bep/j pour le trimestre terminé le 31 mars 2004, par rapport à 8 223 bep/j pour le trimestre terminé le 31 mars 2003. L'accroissement de la production moyenne au premier trimestre de 2004, par rapport au premier trimestre de 2003, reflète l'incidence des acquisitions conclues au cours des trois trimestres civils de 2003 et les programmes d'optimisation et de mise en valeur continus que Harvest applique sur ses propriétés pétrolifères et gazéifères.

À 14 829 bep/j, la production moyenne du premier trimestre de 2004 est légèrement inférieure à celle de 14 858 bep/j enregistrée au quatrième trimestre de 2003. Cela s'explique par des baisses naturelles de la production et par les conditions climatiques extrêmement rigoureuses qui oint entraîné des interruptions aux chantiers et des

bris de matériel, causant ainsi des retards dans l'exécution des activités d'optimisation et de mise en valeur prévues pour maintenir ou accroître la production durant le premier trimestre de 2004.

Le volume des ventes moyen par jour par produit est le suivant :

	Trimestre terminé le 31 mars 2004		Trimestre terminé le 31 mars 2003	
Pétrole brut de densité légère (b/j)	**5 053**	**34 %**	–	0 %
Pétrole brut de densité moyenne (b/j)	**4 150**	**28 %**	3 181	39 %
Pétrole brut lourd (b/j)	**5 423**	**37 %**	4 853	59 %
Total du pétrole (b/j)	**14 626**	**99 %**	8 034	98 %
Liquides de gaz naturel (b/j)	**50**	**0 %**	43	1 %
Total du pétrole et des liquides de gaz naturel (b/j)	**14 676**	**99 %**	8 077	98 %
Gaz naturel (kpi^3/j)	**915**	**1 %**	875	2 %
Total de l'équivalent pétrole (6 :1 bep/j)	**14 829**	**100 %**	8 223	100 %

À la du trimestre terminé le 31 mars 2004, le taux de production quotidienne de Harvest était d'environ 15 200 bep/j, soit une augmentation de 76 % par rapport au taux de clôture de 8 627 bep/j de la période terminée le 31 mars 2003.

Le taux de production moyenne de 14 829 bep/j est à peu près le même que celui des prévisions incluses dans l'objectif de rendement de 2004 et qui se situe en moyenne entre 15 000 et 15 500 bep/j et qui étaient présentées dans le rapport de gestion du 31 décembre 2003. Le 19 avril 2004, Harvest a annoncé l'acquisition de Storm Energy Ltd (« Storm ») dans le cadre d'un plan d'arrangement. En supposant que cette opération soit conclue avant la fin de juin 2004, Harvest prévoit que la production de 2004 s'accroîtra d'environ 2 000 bep/j et se situera donc entre 17 000 et 17 500 bep/j.

Produits

Déduction faite de la perte sur opérations de couverture et avant les redevances, les produits ont totalisé respectivement 38,4 millions de dollars et 17,7 millions de dollars, soit le reflet des prix moyens de 35,20 $ et 35,44 $ par baril d'équivalent de pétrole que Harvest a obtenus respectivement pour les trimestres terminés les 31 mars 2004 et 2003. La ressemblance relative des prix obtenus d'une période à l'autre est en quelque sorte trompeuse, étant donné que la hausse des prix, la qualité générale du pétrole brut produit par la Fiducie (densité API) ont augmenté considérablement d'un trimestre à l'autre, hausse neutralisée cependant par une diminution du prix repère global du brut canadien.

	Trimestre terminé le 31 mars 2004	Trimestre terminé le 31 mars 2003
Prix des produits		
Pétrole de densité légère ($/b)	**41,09 $**	– $
Pétrole de densité moyenne ($/b)	**36,44**	41,60
Pétrole lourd ($/b)	**28,79**	31,16
Liquides de gaz naturel ($/b)	**35,00**	39,00
Gaz naturel ($/$kpi^3$)	**5,46**	7,05
Bep ($/bep)	**35,20 $**	35,44 $

Revenus nets d'exploitation

Ce qui suit résume les revenus nets d'exploitation de Harvest :

	(Montants exprimés en dollars par bep)	
	Trimestre terminé le 31 mars 2004	Trimestre terminé le 31 mars 2003
Prix du marché	**35,20 $**	35,44 $
Perte réalisée sur les opérations de couverture	**6,71**	11,58
Prix obtenu	**28,49**	23,86
Redevances, montant net	**5,95**	3,95
Frais d'exploitation	**10,13**	9,19
Revenus nets d'exploitation	**12,41 $**	10,72 $

Harvest a payé des redevances d'un montant net de 8,0 millions de dollars et de 2,9 millions de dollars au cours des trimestres terminés les 31 mars 2004 et 2003, ce qui correspond respectivement à environ 5,95 $ et 3,95 $ par bep. Le montant net des redevances pour le trimestre à l'étude est constitué de 4,8 millions de dollars de redevances de propriétaire franc et d'impôts miniers sur les propriétés franches, de 3,0 millions de dollars de redevances à la Couronne, de 1,2 million de dollars de redevances dérogatoires brutes, déduction faite de 1,0 million de dollars de revenus de redevances reçus. En comparaison, le montant net des redevances pour le trimestre terminé le 31 mars 2003 se compose de 2,1 millions de dollars de redevances de propriétaire franc et d'impôts miniers sur les propriétés franches, de 0,7 million de dollars de redevances à la Couronne et de 0,2 million de dollars de redevances dérogatoires brutes, déduction faite de 0,1 million de dollars de revenus de redevances reçus. Le montant net du pourcentage des redevances reçues a augmenté de 16,9 % par rapport à 11,1 % le trimestre de l'exercice précédent. Cette augmentation est attribuable au changement de la structure des redevances de Harvest à la suite de l'acquisition des propriétés de la Saskatchewan dans le cas desquelles le fardeau des redevances est plus lourd.

Les charges d'exploitation de Harvest se sont élevées à 13,7 millions de dollars pour le trimestre terminé le 31 mars 2004 et à 6,8 millions de dollars pour le trimestre terminé le 31 mars 2003, soit respectivement environ 10,13 $ et 9,19 $ par bep. L'augmentation de 0,94 $ par bep (10,13 $ moins 9,19 $) des charges d'exploitation par part d'un trimestre à l'autre reflète les coûts liés à l'augmentation de la production de pétrole lourd et de densité moyenne ainsi qu'à l'acquisition des propriétés en Saskatchewan dont les charges d'exploitation unitaires sont plus élevées.

Environ 40 % des frais d'exploitation que Harvest engage le sont au titre de la consommation d'électricité au premier trimestre de 2004. La direction a eu recours à des contrats de livraison à prix fixe pour réduire le risque lié au prix de l'électricité en Alberta. Pour le reste de l'exercice 2004, Harvest prévoit réaliser d'autres avantages de ses

opérations de couverture de l'électricité avec environ 25 MWh de sa consommation d'électricité couverte à un prix moyen de 45,34 $ le MWh.

Les frais d'exploitation de 10,13 $ par bep pour le premier trimestre de 2004 sont conformes aux objectifs de rendement que Harvest a établis dans son rapport de gestion du 31 décembre 2003. Les effets découlant d'autres avantages que Harvest a réalisés sur le plan de l'efficacité grâce à son programme d'investissement et une production supplémentaire à la suite de l'achat de Storm devrait se traduire par une diminution des charges d'exploitation moyennes de 2004 d'environ 9,75 $ à 10,25 $ par bep.

Frais généraux et administratifs

La tranche des frais généraux et administratifs imputée aux résultats s'est élevée au total à 1,6 million de dollars, ou 1,15 $ par bep pour le trimestre terminé le 31 mars 2004, contre 0,7 million de dollars, ou 0,99 $ par bep pour le trimestre terminé le 31 mars 2003. L'accroissement d'un trimestre à l'autre des frais généraux et administratifs par bep est la résultante directe d'environ 0,2 million de dollars des frais imputés aux droits à la plus-value des parts par suite de l'adoption du nouveau chapitre du *Manuel de l'ICCA* concernant les rémunérations à base d'actions, et aussi de l'ajout de systèmes et de l'augmentation du personnel pour l'exploitation d'une entreprise en plein essor. L'incidence de l'opération de Storm sur les frais généraux et administratifs de Harvest imputés aux résultats devrait être une diminution d'environ 1,00 $ par bep pour l'année civile de 2004 en raison des économies d'échelle prévues.

Au cours des trimestres terminés les 31 mars 2004 et 2003, des tranches de 0,6 million de dollars et 0,2 million de dollars des frais généraux et administratifs ont été capitalisées relativement aux activités d'acquisition et d'optimisation des gisements. Les occasions de mise en valeur et d'optimisation associées aux propriétés qui seront ajoutées dans le cadre de l'opération Storm signifieront que les frais généraux et administratifs capitalisés en 2004 s'élèveront au total à quelque 2,4 millions de dollars.

Intérêts débiteurs et amortissement des charges financières reportées

Les intérêts débiteurs et les charges financières reportées se sont élevés à 1,3 million de dollars et à 1,1 million de dollars respectivement pour les trimestres terminés les 31 mars 2004 et 2003.

Épuisement, amortissement et désactualisation

L'épuisement, l'amortissement et la charge de désactualisation de Harvest se sont élevés au total à 12,1 millions de dollars et à 6,2 millions de dollars respectivement pour les trimestres terminés les 31 mars 2004 et 2003. Ce solde se compose essentiellement de l'épuisement et de l'amortissement de propriétés de pétrole brut et de gaz naturel de 9,5 millions de dollars et de 5,2 millions de dollars, de l'épuisement de frais capitalisés liés à la mise hors service d'immobilisations de 1,8 million de dollars et de 0,7 million de dollars et d'une charge d'environ 0,8 million de dollars et de 0,3 million de dollars au titre de la désactualisation de l'obligation liée à la mise hors service d'une immobilisation respectivement pour les trimestres terminés les 31 mars 2004 et 2003. Les taux d'épuisement des propriétés pétrolifères et gazéifères ont été d'environ 8,98 $ et 7,50 $ par bep respectivement pour ces trimestres et ils sont fondés sur les coûts des propriétés pétrolifères et gazéifères qui ont été acquises, sur les dépenses en immobilisations qui ont été engagées et sur les frais généraux et administratifs qui ont été capitalisés ainsi que sur les coûts de mise hors service d'actifs à long terme.

Impôts futurs

Les recouvrements d'impôts futurs des trimestres terminés les 31 mars 2004 et 2003 se sont élevés respectivement à environ 2,6 millions de dollars et 1,1 million de dollars. Hormis l'impôt des grandes sociétés, ni la Fiducie ni ses filiales d'exploitation ne devraient avoir à verser d'impôts au comptant en 2004.

La valeur prévue des réserves aux fins fiscales liées à l'opération Storm sera inférieure à l'actif net acquis.

Cela se traduira par une diminution du recouvrement d'impôts futurs inscrit dans le trimestre à l'étude et qui est présenté à titre d'actif au bilan de Harvest. L'incidence précise n'a pas encore été déterminée étant donné que Harvest, Storm et les conseillers en fiscalité sont en train d'explorer différentes avenues liées à l'opération prévue. Cependant, après la conclusion de l'opération Storm, mis à part l'impôt des grandes sociétés, ni la Fiducie ni ses filiales d'exploitation ne devraient avoir à payer d'impôts au comptant en 2004.

Liquidités et ressources en capital

Les programmes d'investissement en capital et d'amélioration de l'exploitation, de même que les engagements financiers actuels et futurs, devraient être financés par les rentrées nettes prévues provenant de l'exploitation, les facilités de crédit bancaires et le réinvestissement dans la Fiducie des distributions versées aux porteurs de part par le biais du régime de réinvestissement des distributions.

Les flux de trésorerie liés à l'exploitation et la perte de la Fiducie pour le trimestre terminé le 31 mars 2004 ont été respectivement de 14,8 millions de dollars et de 1,1 million de dollars, contre respectivement des flux de trésorerie et un bénéfice net de 6,5 millions de dollars et 3,5 millions de dollars respectivement pour la période correspondante terminée en 2003. La perte de 1,1 million de dollars enregistrée au cours du premier trimestre de 2004 comprend une perte hors caisse de 5,5 millions de dollars (perte de 3,5 millions de dollars après les impôts) se rapportant à la comptabilisation à la valeur du marché de certains contrats de dérivés sur marchandises selon ce qui est requis par la nouvelle norme concernant la comptabilité de couverture. Le bénéfice net avant les charges hors caisse s'est dégagé à 1,4 million de dollars (0,14 $ par part de fiducie moyen pondéré en circulation). Il n'y a eu aucune incidence sur les flux de trésorerie liés à l'exploitation à la suite de ce changement.

Au 31 mars 2004 et au 31 décembre 2003, compte non tenu du prêt remboursable à vue, la Fiducie avait un fonds de roulement respectivement de 7,0 millions de dollars et de 6,5 millions de dollars.

Au 31 mars 2004, le montant net de la dette de la Fiducie (fonds de roulement plus l'emprunt remboursable à vue) se chiffrait à 28,7 millions de dollars, en baisse de 24,9 millions de dollars par rapport au montant net de la dette de 53,6 millions de dollars au 31 décembre 2003. Cette diminution résulte surtout de l'émission de débentures convertibles le 29 janvier 2004, émission qui a permis à la Fiducie de recevoir un produit brut de 60 millions de dollars, soit environ 57,3 millions, déduction faite des frais d'émission. Les fonds tirés de ce financement ont servi à rembourser le solde de 25 millions de dollars des billets de financement provisoire remboursables en capitaux propres émis au quatrième trimestre de 2003 tandis que le solde de 32,3 millions de dollars a servi au remboursement de l'emprunt à vue et au fonds de roulement.

Au cours du premier trimestre de 2004, la Fiducie a déclaré des distributions payables aux porteurs de parts de 10,3 millions de dollars soit 0,20 $ par part de fiducie en janvier, février et mars 2004. Du montant des distributions versées, une tranche de 1,2 million de dollars a été réinvestie dans la Fiducie par les porteurs de parts grâce à l'émission de 94 844 parts de fiducie aux termes du régime de réinvestissement des distributions des porteurs de parts (« RRD ») de la Fiducie, ce qui représente une participation de 12 pour cent dans le cadre du régime. La Fiducie prévoit maintenir ce taux de distribution de 0,20 $ par mois civil par part de fiducie en 2004. Les distributions seront financées par les rentrées nettes provenant de l'exploitation.

Dépenses en immobilisations

Les dépenses en immobilisations se sont établies au total à 12,0 millions de dollars pour le trimestre terminé le 31 mars 2004, contre 5,9 millions de dollars pour la même période terminée en 2003. Durant les deux périodes, les dépenses en immobilisations étaient consacrées à l'optimisation et à la mise en valeur des actifs existants.

Mise à part l'acquisition de Storm, Harvest prévoit en 2004 des dépenses en immobilisations d'environ 35 millions de dollars pour l'exercice se terminant le 31 décembre 2004. Il est prévu actuellement que l'acquisition de Storm au coût de 189 millions de dollars devrait se traduire par un accroissement d'environ 7,0 millions de dollars des dépenses en immobilisations. Ainsi, après la conclusion de l'opération Storm, le total prévu des dépenses d'optimisation et de mise en valeur en 2004 passera à environ 42 millions de dollars.

Fonds de capital

La Fiducie constitue un fonds de capital théorique de façon à s'assurer que les fonds tirés des flux de trésorerie puissent être disponibles pour permettre des acquisitions futures et des dépenses en immobilisations. Étant donné que ce fonds est théorique, il ne fait pas l'objet d'un poste distinct dans les états financiers. Le solde du fonds de capital est calculé comme suit : le solde de clôture de la période précédente plus les rentrées nettes provenant de l'exploitation et les montants financés à même le produit net tiré des émissions de titres de capitaux propres, moins les distributions déclarées à verser aux porteurs de parts et d'autres charges au titre des capitaux propres (telles que les intérêts sur les billets de financement provisoire remboursables en capitaux propres et sur les débentures convertibles), moins les dépenses en immobilisations et les frais d'acquisition. La Fiducie ne constitue pas un poste distinct pour le fonds de capital et aucun élément de passif n'est inscrit dans les états financiers consolidés. La politique de la Fiducie consiste à conserver jusqu'à 50 pour cent des flux de trésorerie déduction faite des contributions au fonds de capital théorique et à faire un apport du même ordre.

Au 31 mars 2004, le solde du fonds de capital s'élevait à 10,9 millions de dollars, lequel montant a servi à réduire la dette bancaire.

Fonds de remise en état

La restauration des lieux suppose le nettoyage et la remise en état des emplacements des puits et des installations de production. De plus, certaines usines devront être mises hors service, ce qui suppose le démantèlement et la remise en état de ces propriétés. Les frais futurs estimatifs totaux revenant à Harvest, déduction faite des valeurs de récupération connexes, sont de 35,2 millions de dollars.

Le conseil d'administration a constitué un fonds théorique pour assurer que les liquidités seront disponibles pour permettre l'exécution des travaux futurs de restauration et de remise en état des lieux. Ce fonds étant théorique, il ne fait pas l'objet d'un poste distinct dans les états financiers. Les montants affectés au fonds limitent l'utilisation de la base d'emprunt aux termes des facilités de crédit bancaire de Harvest. Le montant qui est actuellement constaté est de 250 000 $ par mois moins les frais de restauration et de remise en état des lieux qui sont réellement engagés. Ce montant est examiné chaque année par la direction et le conseil d'administration et il est rajusté au besoin.

Exigences futures en matière de liquidités

Harvest prévoit continuer à mettre en œuvre son plan visant à optimiser sa production actuelle en puisant dans le fonds de capital. La Fiducie peut recourir à du financement externe, soit par emprunt soit par titre de capitaux propres, pour maintenir la croissance selon son plan d'affaires en procédant à des acquisitions et à la mise en œuvre de programmes efficaces en immobilisations. L'accès de Harvest aux sources de financement est assujetti à des facteurs externes parmi lesquels il convient de noter, sans toutefois s'y limiter, les variations dans les marchés des valeurs mobilières et des marchandises, les ralentissements économiques et les taux d'intérêts et de change. Toute

variation contraire de ces facteurs pourrait faire en sorte que la direction de Harvest doive modifier le plan d'affaires actuel de la Fiducie.

La Fiducie prévoit une augmentation considérable de ses facilités de crédit bancaire ou de sa base d'emprunt bancaire en fonction du rendement de l'assiette des actifs à court terme de Harvest et de l'accroissement de sa capacité d'emprunt à la suite de l'acquisition imminente des actifs de Storm. La capacité d'emprunt supplémentaire combinée à l'émission de parts de fiducie qui a été le choix des actionnaires de Storm de même que la prise en charge du fonds de roulement de Storm devraient suffire pour permettre la clôture de l'opération Storm qui est de 189 millions de dollars. Toutefois, selon la conjoncture économique du moment, la Fiducie pourra envisager d'émettre des titres de capitaux propres supplémentaires sous la forme de débentures convertibles ou de parts de fiducie afin de renforcer son bilan, d'accroître son programme des immobilisations ou de financer d'autres acquisitions. La Fiducie dispose à l'heure actuelle de sources de financement provisoire analogues à celles qu'elle a utilisées en 2003, et elle pourrait y avoir recours au besoin.

Après l'achat de Storm, la Fiducie prévoit que la capacité d'emprunt restante, les flux de trésorerie générés par ses activités d'exploitation ainsi que les fonds qu'elle tire du RRD seront suffisants pour qu'elle puisse verser à ses porteurs de parts des distributions mensuelles de 0,20 $ par part, pour payer les obligations au titre des intérêts sur les débentures convertibles à la fin de mai 2004 et de novembre 2004 et pour mettre en œuvre le programme d'optimisation et de mise en valeur envisagé pour le présent trimestre.

Arrangements hors bilan

La Fiducie a en place un certain nombre de contrats de location-exploitation sans importance qui porte sur du matériel mobile et des véhicules de chantier. Les contrats exigent des loyers périodiques qui sont inscrits à titre de frais d'exploitation. La Fiducie finance également ses exigences en matière de primes d'assurance annuelles de façon à ce qu'une tranche de la prime annuelle soit reportée et payée mensuellement sur la durée restante.

Obligations contractuelles

La Fiducie a les obligations contractuelles suivantes :

	Échéances			
Obligation contractuelle annuelle (en milliers de dollars)	Moins de un an	De 1 à 3 ans	De 4 à 5 ans	Après 5 ans
Contrats de transport de produits	35	39	25	–
Contrats de location-exploitation et de location de locaux	275	646	646	–

Le 31 mars 2004, la Fiducie avait également une dette bancaire impayée de 35,6 millions de dollars se rapportant à un emprunt à court terme effectué dans le cadre de sa facilité de crédit renouvelable et environ 3,3 millions de dollars en lettres de crédit émises surtout à des fournisseurs d'électricité.

Le 31 mars 2004, Harvest Operations Corp., a conclu des contrats de production physiques et financiers prévoyant la livraison d'environ 9 700 barils par jour pour le restant de 2004 et de 2 800 barils par jour en 2005. Harvest a également conclu des contrats financiers visant à atténuer les risques auxquels elle l'expose les fluctuations du prix de l'électricité et du taux de change du dollar américain par rapport au dollar canadien. Il y a lieu de se reporter à la note 8 afférente aux états financiers consolidés pour de plus amples détails.

La Fiducie a un certain nombre d'obligations contractuelles sans grande importance en vertu de contrats de location-exploitation et dans le cours normal des relations d'affaires qui s'établissent dans le secteur pétrolier et

gazier. Ces arrangements peuvent tous être annulés d'un mois à l'autre et ils ne font pas l'objet de paiement supplémentaire au moment de la sortie.

Conventions comptables critiques

La direction de la Fiducie est tenue de faire des estimations et de poser des hypothèses qui ont des répercussions sur les montants déclarés des éléments d'actif et de passif lors de l'application des principes comptables généralement reconnus du Canada. L'exposé qui suit constitue une analyse des conventions comptables qui sont jugées critiques par la direction dans l'établissement des résultats financiers de la Fiducie.

Comptabilisation dans le secteur du pétrole et du gaz

La Fiducie suit la Note d'orientation de l'Institut Canadien des Comptables Agréés (ICCA) pour ce qui est de la méthode de la capitalisation du coût entier dans le secteur du pétrole et du gaz naturel. Selon cette méthode, tous les coûts d'acquisition de propriétés pétrolifères et gazéifères ainsi que les frais d'exploration et de mise en valeur connexes, y compris les frais généraux se rapportant directement à ces activités, sont capitalisés et accumulés dans un seul centre de coût. Les frais d'entretien et de réparations sont imputés aux résultats, alors que les remplacements et les améliorations qui ont pour objet de prolonger la durée économique des immobilisations sont capitalisés. Aucun gain ni aucune perte n'est constaté lors de la cession de propriétés pétrolifères et gazéifères à moins que cette cession n'ait pour effet de modifier le taux d'épuisement d'au moins 20 pour cent. La provision pour l'épuisement et l'amortissement des actifs pétroliers et gaziers est établie selon la méthode de l'amortissement proportionnel au rendement, en fonction des réserves prouvées avant les redevances, telles qu'elles sont établies par des ingénieurs indépendants spécialistes des gisements pétroliers. Le calcul de la provision se fonde sur les coûts capitalisés des actifs pétroliers et gaziers plus les coûts futurs estimatifs de mise en valeur des réserves prouvées non encore exploitées. Les réserves sont converties en unités équivalentes à raison de six mille pieds cubes de gaz naturel pour un baril de pétrole. Les estimations des réserves utilisées dans ces calculs peuvent avoir une incidence considérable sur le bénéfice net, et toute révision de ces estimations peut entraîner une variation importante de la dotation à l'épuisement et à l'amortissement. De plus, une révision à la baisse de ces estimations des réserves pourrait se traduire par une charge supplémentaire imputée aux résultats à la suite du calcul du plafonnement du coût entier selon les directives de cette note d'orientation. Il y a lieu de se reporter à la note 2 afférente aux états financiers consolidés pour tout renseignement concernant l'application de cette convention comptable par Harvest.

Obligation liée à la mise hors service d' immobilisations

La Fiducie constitue une provision pour les frais de restauration et de remise en état des lieux qui se fonde sur des estimations de la direction. Le montant de ces estimations est imputé aux résultats ainsi qu'à un compte de passif au titre de l'obligation liée à la mise hors service d'immobilisations bien sur la durée de vie utile prévue des actifs sous-jacents. La direction évalue le montant des frais futurs qu'elle doit engager pour procéder écologiquement à l'abandon et à la restauration d'un puits ou d'un site de batteries aux termes des lois et règlements sur l'environnement en vigueur. Ces estimations sont de par leur nature difficiles à établir en raison du choix du moment prévu et des coûts qui seront en vigueur à cette date future. En raison de cette estimation, toute révision à la hausse de ces coûts ou tout changement dans le calendrier pourrait avoir des effets contraires sur le montant à imputer aux résultats. Pour de plus amples renseignements concernant l'obligation liée à la mise hors service des immobilisations de la Fiducie, il y a lieu de se reporter aux notes 2 et 3 afférentes aux états financiers consolidés; la note 2 illustre l'application par Harvest de cette convention comptable.

Régime d'achat de parts de fiducie incitatif

La Fiducie a établi un régime d'achat de parts de fiducie incitatif aux termes duquel il lui est permis d'attribuer des droits incessibles de souscription de parts de fiducie aux administrateurs, aux dirigeants, aux conseillers, aux salariés et à d'autres fournisseurs de services. Le prix d'exercice initial des droits attribués dans le cadre du régime est égal

au cours de clôture la veille de la date à laquelle les droits sont attribués. Les droits ont une durée maximale de cinq ans. À l'occasion le prix d'exercice des droits est révisé à la baisse en fonction des distributions au comptant qui sont faites à l'égard des parts de fiducie sous réserve d'un rendement précis selon ce qui est indiqué dans le régime incitatif de droits d'achat de parts de fiducie. Selon les PCGR, la Fiducie inscrit une charge de rémunération relativement à l'octroi de droits calculés selon le modèle binomial d'évaluation. La Fiducie a eu recours à ce modèle parce qu'il permet de calculer la juste valeur d'un droit de souscription d'une part de fiducie dont le prix d'exercice diminue en fonction des distributions versées depuis la date d'émission jusqu'à la date d'exercice. La direction est tenue de poser certaines hypothèses et de faire des estimations lorsqu'elle applique le modèle binomial. Pour de plus amples détails concernant le régime d'achat de parts de fiducie incitatif ainsi que les hypothèses et les estimations utilisées, il y a lieu de se reporter à la note 6 afférente aux états financiers consolidés.

Changements de conventions comptables

Obligations liées à la mise hors service d'immobilisations

Avec prise d'effet le 1er janvier 2004, la Fiducie a adopté la norme publiée par l'ICCA concernant la comptabilisation des obligations liées à la mise hors service d'immobilisations. Cette nouvelle norme exige que la Fiducie constate à titre de passif la juste valeur d'une obligation liée à la mise hors service d'une immobilisation dans la période au cours de laquelle il survient une obligation juridique afférente à la mise hors service d'une immobilisation corporelle qui découle de son acquisition, de sa construction, de son développement ou de son utilisation normale. Les coûts afférents à la mise hors service d'une immobilisation sont capitalisés comme faisant partie de la valeur comptable de l'actif à long terme puis ils sont amortis selon la méthode de l'amortissement proportionnel à l'utilisation sur la durée des réserves prouvée brutes estimatives. Après l'évaluation initiale des obligations liées à la mise hors service d'immobilisations, les obligations sont rajustées à la fin de chaque période de manière à refléter l'écoulement du temps et les modifications apportées aux flux de trésorerie futurs estimatifs qui sous-tendent l'obligation. La Fiducie a appliqué cette norme de manière rétroactive et elle a retraité les chiffres des périodes précédentes afin d'en permettre la comparaison; il y a lieu de se reporter à la note 3 afférente aux états financiers consolidés pour prendre connaissance des changements particuliers survenus dans l'application de cette norme comptable.

Comptabilisation dans le secteur du pétrole et du gaz naturel

La Fiducie a adopté le 1er janvier 2004 la Note d'orientation concernant la comptabilité 16 publiée par l'ICCA intitulée « Pétrole et gaz naturel – Capitalisation du coût entier ». Parmi les changements qui sont apportés, il y a lieu de noter des modifications au calcul du plafonnement du coût entier et de la dotation à l'épuisement et à l'amortissement. La mise en application de cette note d'orientation n'a entraîné aucune modification dans les montants du bénéfice net et des immobilisations corporelles ni d'aucun autre poste des états financiers.

Changements de normes comptables

Le lecteur pourra trouver à la note 2 afférente aux états financiers consolidés une description de l'application que Harvest a faite de chacune des normes comptables présentées ci-dessous. Les paragraphes qui suivent présentent une liste des changements qui ont été apportés à ces normes comptables, changements qui auront, en avril 2004, une incidence sur la communication de l'information financière de la Fiducie pour l'exercice à venir.

Obligations liées à la mise hors service d'immobilisations

L'ICCA a publié dans son *Manuel* un nouveau chapitre 3110 intitulé « Obligations liées à la mise hors service d'immobilisations ». Ce chapitre exige que les entités constatent à titre de passif dans les états financiers la juste valeur de l'obligation liée aux frais d'abandon et de remise en état des lieux au moment où naît l'obligation. Les dispositions de la nouvelle norme s'appliquent aux exercices ouverts à compter du 1er janvier 2004 mais leur application anticipée est encouragée. La Fiducie a choisi d'adopter cette norme au cours de l'exercice à venir.

Note d'orientation concernant la capitalisation du coût entier

En septembre 2003, l'ICCA a publié la Note d'orientation concernant la comptabilité 16 intitulée « Pétrole et gaz naturel–Capitalisation du coût entier ». Cette note, qui remplace la Note 5 « Capitalisation du coût entier dans le secteur du pétrole et du gaz naturel », est en vigueur pour les exercices ouverts à compter du 1er janvier 2004, mais son application anticipée est encouragée. Aux termes de la nouvelle note d'orientation, la définition des réserves prouvées et probables a été modifiée de manière à correspondre aux nouvelles définitions des réserves qui sont données dans le Règlement 51-101 sur l'information concernant les activités pétrolières et gazières publiée récemment par les Autorités canadiennes en valeurs mobilières. Parmi les changements qui sont apportés, il y a lieu de noter des modifications au calcul du plafonnement du coût entier, des renseignements supplémentaires à fournir dans les notes afférentes aux états financiers et des changements dans la comptabilisation des propriétés dont la cession a eu lieu autrement que par une vente. La Fiducie a choisi d'adopter cette norme au cours du prochain exercice.

Relations de couverture

En décembre 2001, l'ICCA a publié la Note d'orientation concernant la comptabilité 13 intitulée « Relations de couverture » qui précise la marche à suivre pour l'identification, la désignation, la documentation et la mesure de l'efficacité des relations de couverture, aux fins de l'application de la comptabilité de couverture. Les dispositions de cette note d'orientation s'appliquent aux exercices ouverts à compter du 1er juillet 2003. La Fiducie a mis en oeuvre les exigences de cette note d'orientation et a décidé que ses couvertures applicables étaient présumées être efficaces à compter du 1er janvier 2004. Aux termes de la nouvelle note d'orientation, certains contrats de produits dérivés sur marchandises peuvent ne pas répondre aux conditions pour tenir lieu de couverture efficace; ils doivent faire l'objet d'une comptabilisation à la juste valeur. Les contrats de produits dérivés sur marchandises qui ne répondent pas aux conditions sont des « couvertures à trois voies » dans le cadre desquelles des tunnels pour les prix du pétrole brut sont acquis en même temps que la vente d'une option de vente hors du cours dans le but de réduire le coût de la conclusion du contrat. Bien que ce contrat fasse partie intégrante du portefeuille de gestion des risques liés aux marchandises, il ne répond pas aux conditions pour être désigné à titre de couverture en vertu de la nouvelle note d'orientation.

Opérations entre apparentés

Un administrateur et une société contrôlée par un administrateur de Harvest Operations Corp. ont reçu un remboursement de 25 millions de dollars en vertu du billet de financement provisoire remboursable en capitaux propres durant le trimestre terminé le 31 mars 2004. Par ailleurs, la Fiducie a versé 850 $ en intérêts sur les billets de financement provisoire remboursables en capitaux propres.

Un administrateur de Harvest Operations Corp. possède 4 500 débentures convertibles émises le 29 janvier 2004.

Une société contrôlée par un administrateur de Harvest Operations Corp. a sous-loué des locaux à bureaux et elle a obtenu des services administratifs à la juste valeur.

Activités de gestion des risques

Toutes les activités de gestion des risques de Harvest sont menées selon des lignes de conduite approuvées par le conseil d'administration. Harvest entend donner suite à son plan d'affaires de façon à créer de la valeur pour les porteurs de parts et ce, en leur versant des distributions mensuelles stables.

Le 31 mars 2004, Harvest Operations Corp. a conclu des contrats physiques et financiers de production pour une livraison d'environ 9 700 barils par jour pour le reste de l'exercice 2004 et de 2 800 barils par jour en 2005. Harvest a également conclu des contrats de swaps financiers et de tunnels portant sur du pétrole brut WTI, sur le différentiel – mélange LLB, le taux de change du dollar américain par rapport au dollar canadien, le taux de chauffage à l'électricité et au gaz naturel, dont le résultat combiné a été une perte non réalisée évaluée à la valeur du marché de

23,1 millions de dollars au 31 mars 2004. Il y a lieu de se reporter à la note 8 afférente aux états financiers consolidés pour de plus amples renseignements.

Le tableau suivant présente un sommaire des activités de gestion des risques menées par la Fiducie, les volumes couverts ainsi que les gains et pertes connexes évalués à la valeur du marché qui ne sont pas constatés au 31 mars 2004 :

	Échéances		
	2004	2005	2006
Volumes couverts			
Swaps fondés sur le prix du pétrole brut West Texas Intermediate (b/j)	**4 110**	785	–
Tunnels fondés sur le prix du pétrole brut West Texas Intermediate (b/j)	**5 500**	1 744	–
Swaps de prix fondés sur le prix du mélange de pétrole brut Lloyd (b/j)	**4 500**	–	–
Swaps fondés sur le prix de l'électricité de l'Alberta (MWh)	**25**	15	3
Taux de chauffage à l'électricité (Gj/MWh)	–	5	–
Swap fondé sur le taux de change du $ CA par rapport au $ US (en millions de dollars CA)	**3**	–	–
Gains (pertes) résultant de l'évaluation à la valeur du marché (en milliers de dollars)			
S Swaps fondés sur le prix du pétrole brut West Texas Intermediate	**(12 886)**	(3 934)	–
Tunnels fondés sur le prix du pétrole brut West Texas Intermediate	**(10 364)**	(462)	–
Swaps de prix fondés sur le prix du mélange de pétrole brut Lloyd	**1 488**	–	–
Swaps fondés sur le prix de l'électricité de l'Alberta	**1 371**	807	–
Taux de chauffage à l'électricité	–	(156)	208
Option de vente fondée sur le taux de change du $ CA par rapport au $ US (en millions de dollars CA)	**807**	–	–
	(19 584)	(3 745)	208

Conformément à la politique de gestion des risques de Harvest, la direction de la Fiducie conclut des contrats financiers et physiques fondés sur le pétrole brut pour réduire le risque lié à la volatilité des prix de sa production prévue. La direction conclut également des swaps fondés sur le prix de l'électricité pour l'aider à maintenir la stabilité de ses frais d'exploitation. Finalement, en guise de moyen supplémentaire pour gérer les risques liés aux produits d'exploitation, la direction a conclu des contrats de change afin de réduire au minimum l'effet des fluctuations contraires de la valeur du dollar canadien par rapport au dollar américain.

Imposition des distributions au comptant versées aux porteurs de parts

Harvest a déclaré des distributions de 0,20 $ par part de fiducie au cours de chacun des mois du premier trimestre de 2004 et elle prévoit verser le même taux de distribution pour le reste de l'exercice. Les distributions au comptant se

composent d'une partie retour de capital (impôt reporté) et d'une partie rendement sur le capital (imposable). Harvest prévoit qu'un taux de distributions variant de 10 % à 25 % constituera un retour de capital en 2004.

Indicateurs de rendement clés et perspectives pour 2004

Compte tenu des activités courantes et en supposant la conclusion de l'opération Storm avant la fin du deuxième trimestre, le tableau suivant présente des informations concernant 2004 et le rendement relatif de l'exercice précédent :

	Résultats T1 2004	**Objectifs de rendement 2004**	Résultats 2003
Production quotidienne (bep/j)	**14 829**	**16 750 – 17 500**	11 040
Taux moyen de redevances, montant net	**16,9 %**	**16 % – 18 %**	13,8 %
Charges d'exploitation ($/bep)	**10,13 $**	**9,75 $ – 10,25 $**	8,94 $

Harvest entend continuer de suivre son plan d'affaires consistant à acquérir et à exploiter des propriétés de pétrole brut et de gaz naturel de grande qualité qui ont atteint une certaine maturité et qui sont mises en valeur grâce à des techniques opérationnelles et d'exploitation. Harvest entend également continuer à repérer de nouvelles régions dans le bassin sédimentaire de l'Ouest canadien afin de pouvoir atteindre la croissance et la stabilité nécessaires pour lui permettre de verser des distributions permanentes et accroître la valeur de l'actif net par part.

Il convient de noter que les chiffres ci-dessus représentent des estimations fondées sur les prévisions actuelles de la direction. Les résultats réels peuvent varier et ils pourraient être considérablement différents.

Le tableau suivant indique l'incidence des variations des facteurs variables clés sur les flux de trésorerie de Harvest et sur ses distributions, y compris les effets du programme de couverture.

Sensibilités

	Variables				
	WTI prix le baril	Différentiel - LLB par baril	Production de pétrole brut	Taux préférentiel bancaire canadien	Taux de change $ CA / US
Hypothèse	32,00 $ US	9,50 $ US	16 900 b/j	4,25 %	1,34
Variation (plus ou moins)	1,00 $ US	1,00 $ US	1 000 b/j	1,00 %	0,01
Flux de trésorerie liés à l'exploitation (en milliers de dollars)	2 500 $	1 900 $	6 100 $	990 $	1 100 $
Par part de fiducie - de base	0,13 $	0,10 $	0,32 $	0,05 $	0,06 $
Par part de fiducie - dilués	0,12 $	0,10 $	0,31 $	0,05 $	0,06 $
Ratio de distribution	2,0 %	1,5 %	5,0 %	0,8 %	0,9 %

FILE NO 82-34779

AVIS DE CHANGEMENT IMPORTANT

Rubrique 1. Émetteur assujetti

Harvest Energy Trust
330, 5th Avenue SW, bureau 1900
Calgary (Alberta)
T2P 0L4

Rubrique 2. Date du changement important

Le 15 juillet 2004

Rubrique 3. Communiqué de presse

Un communiqué de presse divulguant le changement important a été publié par Harvest Energy Trust (« Harvest » ou la « Fiducie ») le 15 juillet 2004 par l'entremise de CNN Matthews.

Rubrique 4. Sommaire du changement important

Harvest Breeze Trust No. 1 et Harvest Breeze Trust No. 2 (collectivement, les « parties Harvest »), filiales directes ou indirectes de la Fiducie, ont conclu une convention définitive (la « convention d'acquisition ») avec EnCana Corporation (« EnCana ») et EnCana Oil & Gas Partenership (collectivement, les « parties EnCana ») en vue d'acquérir (l'« acquisition ») Breeze Resources Partnership, société de personnes détenant certaines propriétés pétrolifères et gazéifères productives conventionnelles (collectivement, les « propriétés »), en contrepartie de 526 M$ CA. Harvest a l'intention de financer l'acquisition au moyen d'un placement par voie d'acquisition ferme et de nouvelles facilités de crédit. La clôture de l'acquisition devrait avoir lieu vers le 1er septembre 2004, une date de rajustement étant prévue le 1er juillet 2004.

Rubrique 5. Description complète du changement important

Le 15 juillet 2004, Harvest a annoncé que la convention d'acquisition avait été signée, aux termes de laquelle, par l'entremise des parties Harvest et au moyen de l'achat de Breeze Resources Partnership, elle fera l'acquisition des propriétés en contrepartie de 562 M$ CA. La clôture de l'acquisition devrait avoir lieu vers le 1er septembre 2004, une date de rajustement étant prévue le 1er juillet 2004.

Moins de 5 % des propriétés visées par l'acquisition sont assujetties à des « droits de premier refus » en faveur de tiers qui seront déclenchés par l'acquisition. Si ces droits sont exercés, les éléments d'actif touchés seront acquis dans le cadre de l'acquisition, puis vendus aux tiers concernés.

Propriétés

Les propriétés, situées dans le centre-est et le sud-est de l'Alberta et à Crossfield, cadrent de façon stratégique avec la zone principale existante de Harvest située dans le centre-est de l'Alberta, et créent une nouvelle zone principale pour Harvest dans le sud de l'Alberta.

Les propriétés situées dans le centre-est de l'Alberta sont directement adjacentes aux établissements actuels de Harvest dans la zone Provost et sont compatibles avec les capacités d'exploitation reconnues de celle-ci dans cette zone. La production actuelle tirée des propriétés du centre-est de l'Alberta qui doivent

être acquises s'élève à environ 4 700 bep/j, se composant de 4 400 b/j de pétrole et de LGN et de 2,0 Mpi^3/j de gaz naturel, le propriétaire actuel étant l'exploitant de la majeure partie de la production.

Les propriétés du sud-est de l'Alberta sont situées dans la nouvelle zone principale de Harvest dans le sud de l'Alberta. La production actuelle tirée des propriétés du sud-est de l'Alberta qui doivent être acquises s'élève à environ 11 500 bep/j, se composant de 10 000 b/j de pétrole et de LGN et de 8,4 Mpi^3/j de gaz naturel, grâce à des intérêts économiques directs de plus de 90 %. Harvest prévoit exploiter la totalité de la production.

Les propriétés situées à Crossfield se trouvent également dans la nouvelle zone principale de Harvest dans le sud de l'Alberta. La production actuelle tirée des propriétés Crossfield qui doivent être acquises s'élève à environ 3 300 bep/j, se composant de 500 b/j de LGN et de 17,0 Mpi^3/j de gaz naturel, grâce à un intérêt économique direct moyen de 71 %.

Le total des réserves des propriétés établies conformément au règlement 51-101 dans le cadre des évaluations des réserves effectuées par Gilbert Laustsen Jung Associates Ltd. et McDaniel & Associates Consultants Ltd. au 1er juillet 2004 s'établit comme suit :

Réserves prouvées productives	36 409 kbep
Total des réserves prouvées	40 598 kbep
Réserves prouvées et probables	57 844 kbep

Conditions de clôture et arrangements touchant la responsabilité

La clôture de l'acquisition est assujettie aux conditions usuelles qui s'appliquent aux opérations de cette nature, y compris les suivantes : l'exactitude continue des déclarations et garanties (sauf pour ce qui est des inexactitudes qui, dans l'ensemble, ne sont pas importantes), l'obtention des approbations des organismes de réglementation, l'absence de changements défavorables importants dans les propriétés et la mainlevée de sûretés opposées.

Dans le cadre de l'acquisition, les parties EnCana ont indemnisé les parties Harvest de certaines responsabilités qui pourraient être engagées à l'égard de l'ensemble des propriétés et éléments d'actif stipulés devant être acquis, jusqu'à concurrence d'un maximum correspondant au prix d'achat, en raison de la violation d'une déclaration faite, d'une garantie donnée ou d'un engagement pris par les parties EnCana. Toutefois, les réclamations relatives à la violation d'une déclaration faite ou d'une garantie donnée par les parties EnCana doivent excéder un seuil minimal de 25 000 $ par violation avant qu'on puisse faire valoir les obligations de celles-ci à leur encontre. Les parties Harvest ont également convenu d'indemniser les parties EnCana des responsabilités susceptibles d'être engagées à compter du 1er juillet 2004, date de rajustement relative aux propriétés devant être acquises, et de toutes les responsabilités passées, présentes et futures en matière d'environnement.

Financement de l'opération

Aux fins du financement de l'opération, la Fiducie a convenu avec un consortium de preneurs fermes d'émettre et de vendre à ceux-ci 8 000 000 de reçus de souscription (les « reçus de souscription »), au prix d'achat de 14,40 $ chacun, donnant à leurs porteurs le droit de recevoir, sans autre contrepartie, une (1) part de fiducie (« part ») de la Fiducie au moment de la réalisation de l'acquisition. Dans le cadre du placement des reçus de souscription, la Fiducie a également convenu avec le consortium de preneurs fermes d'émettre et de vendre à ceux-ci 80 000 débentures subordonnées non garanties convertibles à 8,0 % (les « débentures ») de la Fiducie au prix de 1 000 $ chacune. Les débentures viennent à échéance le 30 septembre 2009 et portent intérêt au taux annuel de 8,0 %, payable semestriellement le 31 mars et

le 30 septembre de chaque année, à compter du 31 mars 2005. Les débentures seront remboursables par la Fiducie au prix de 1 050 $ chacune après le 30 septembre 2007 et au plus tard le 30 septembre 2008, et au prix de 1 025 $ chacune après le 30 septembre 2008 et avant l'échéance, le 30 septembre 2009, dans chaque cas, plus l'intérêt couru et impayé, le cas échéant. Chaque débenture est convertible en parts au gré du porteur, à tout moment avant la fermeture des bureaux, à la date d'échéance ou le jour ouvrable précédant la date fixée par la Fiducie aux fins du remboursement des débentures, selon la première de ces éventualités, au prix de conversion de 16,25 $ par part, sous réserve de rajustements. Les porteurs qui convertissent leurs débentures recevront l'intérêt couru et impayé sur celles-ci. Harvest a également octroyé aux preneurs fermes une option leur permettant d'acheter des reçus de souscription ou des débentures supplémentaires d'un capital pouvant atteindre 80 M$ selon les mêmes modalités que celles qui sont indiquées ci-dessus.

Le produit tiré de la vente des reçus de souscription sera entiercé jusqu'à la clôture de l'acquisition. Si la clôture de l'acquisition n'a pas lieu d'ici 17 h (heure de Calgary) le 30 septembre 2004, si l'acquisition prend fin auparavant ou si la Fiducie a avisé les preneurs fermes ou annoncé publiquement qu'elle n'avait pas l'intention de donner suite à l'acquisition (dans tous les cas, l'« heure de résiliation »), les porteurs de reçus de souscription auront le droit de recevoir une somme correspondant au prix de souscription intégral de ceux-ci ainsi que leur quote-part dans l'intérêt sur cette somme. Les fonds entiercés seront affectés au versement de cette somme. Si la clôture de l'acquisition survient avant l'heure de résiliation et que les porteurs de reçus de souscription obtiennent ainsi le droit de recevoir des parts, ceux-ci auront le droit de recevoir une somme, par reçu de souscription, correspondant au montant par part des distributions en espèces pour lesquelles les dates de clôture des registres sont survenues au cours de la période allant de la date de clôture du placement à la date précédant la date d'émission des parts aux termes des reçus de souscription.

Si la clôture de l'acquisition n'a pas lieu avant l'heure de résiliation, les porteurs de débentures auront le droit, pendant la période de dix (10) jours ouvrables suivant l'heure de résiliation, de remettre ou de faire remettre à la Fiducie un avis écrit exigeant que celle-ci rembourse la totalité des débentures au prix de 1 000 $ chacune, plus l'intérêt couru et impayé, le cas échéant. En outre, pendant la période de dix (10) jours ouvrables suivant l'expiration du droit des porteurs d'exiger que la Fiducie rembourse les débentures, celle-ci peut rembourser les débentures au prorata, au prix de 1 000 $ en espèces chacune, majoré de l'intérêt couru et impayé, le cas échéant, dans la mesure où, après ce remboursement, un nombre maximal de 40 000 débentures sont en circulation.

La Banque Nationale du Canada, à titre de prêteur arrangeur unique, a consenti à Harvest des facilités de crédit garanties totalisant 480 M$. Les facilités de crédit serviront au financement de l'acquisition, aux fins générales de l'entreprise et au refinancement de la facilité de crédit renouvelable existante de Harvest.

Autres renseignements

Tous les renseignements sur le pétrole et le gaz naturel donnés dans le présent avis de changement important ont été dressés et présentés conformément au règlement 51-101. Dans le présent avis de changement important, toutes les estimations des réserves et de la production de pétrole et de gaz naturel sont présentées en fonction des intérêts économiques directs. Comme la Fiducie n'est pas actuellement propriétaire des propriétés, tous les renseignements sur l'exploitation des propriétés qui sont donnés dans le présent avis de changement important sont fondés sur les renseignements fournis par des tiers à la Fiducie.

La Fiducie a adopté la norme de 6 kpi^3 : 1 bep pour convertir le gaz naturel en bep. Les bep peuvent être trompeurs, particulièrement lorsqu'on les utilise de façon isolée. Le ratio de conversion des bep utilisé, soit un bep par 6 kpi^3, est fondé sur une méthode d'équivalence énergétique principalement applicable au bec du brûleur et ne représente pas un équivalent de valeur en tête de puits.

Rubrique 6. Recours à l'alinéa 7.1(2) ou (3) du règlement 51-102

Sans objet.

Rubrique 7. Renseignements omis

Sans objet.

Rubrique 8. Membre de la direction principale

On peut s'adresser au haut dirigeant de Harvest suivant au sujet du présent avis de changement important :

Jacob Roorda
Président
Téléphone : (403) 265-1178
Télécopieur : (403) 265-3490

Rubrique 9. Déclaration du membre de la direction principale

Le texte qui précède présente avec exactitude le changement important qui en fait l'objet.

Fait à Calgary, en Alberta, en date du 23 juillet 2004.

Pour HARVEST ENERGY TRUST,
Harvest Operations Corp.,

(signé) « *Jacob Roorda* »
Jacob Roorda
Président

c.c. : Bourse de Toronto

FILE NO. 82-34779

Rapport trimestriel de

Harvest Energy Trust

Pour le trimestre terminé le 31 mars 2004

Harvest Energy Trust

Bilans consolidés
(en milliers de dollars)

	31 mars 2004 *(non vérifié)*	*(Retraité, note 3)* 31 décembre 2003 *(vérifié)*
Actif		
Actif à court terme		
Débiteurs	**13 696 $**	19 168 $
Charges payées d'avance et acomptes	**19 309**	12 131
	33 005	31 299
Frais de financement reportés, déduction faite de l'amortissement	**1 245**	1 989
Impôts futurs	**15 172**	12 609
Immobilisations corporelles *(note 3)*	**211 236**	210 543
	260 658 $	256 440 $
Passif et capitaux propres		
Passif à court terme		
Dette bancaire	**2 819 $**	3 274 $
Créditeurs et charges à payer	**18 714**	17 186
Intérêts courus à payer	**1 061**	232
Distributions au comptant à payer	**3 456**	3 422
Emprunt remboursable à vue	**35 611**	60 075
Intérêts à payer sur les billets de financement provisoire remboursables en capitaux propres *(notes 4 et 10)*	–	665
	61 661	84 854
Contrats de dérivés sur marchandises *(note 8)*	**5 491**	–
Obligation liée à la mise hors service d'immobilisations *(note 3)*	**42 744**	42 009
	109 896	126 863
Capitaux propres		
Capital des porteurs de parts *(note 5)*	**119 527**	117 407
Billets de financement provisoire remboursables en capitaux propres *(notes 4 et 10)*	–	25 000
Débentures convertibles *(note 7)*	**56 374**	–
Bénéfices non répartis	**17 311**	19 478
Surplus d'apport	**422**	239
Distributions au comptant accumulées	**(42 872)**	(32 547)
	150 762	129 577
	260 658 $	256 440 $

Événements postérieurs à la date du bilan (note 1)
Engagements et éventualités (note 12)

Se reporter aux notes afférentes aux états financiers consolidés.
Au nom du conseil d'administration,

Administrateur Administrateur

Harvest Energy Trust

État consolidé des résultats et des bénéfices non répartis
(non vérifié)
(en milliers de dollars, sauf les montants par part de fiducie)

		(Retraité, note 3)
	Trimestre terminé le 31 mars 2004	Trimestre terminé le 31 mars 2003
Produits		
Ventes de pétrole et de gaz naturel	**47 500 $**	26 230 $
Charges au titre des redevances, montant net	**(8 027)**	(2 922)
Perte découlant des opérations de couverture	**(9 055)**	(8 570)
Perte sur les contrats d'instruments dérivés sur marchandises, évaluée à la valeur du marché *(note 8)*	**(5 491)**	–
	24 927	14 738
Charges		
Frais d'exploitation	**13 674**	6 804
Frais généraux et administratifs	**1 554**	731
Intérêts débiteurs	**519**	651
Frais de financement et amortissement des frais de financement reportés	**744**	462
Épuisement, amortissement et désactualisation	**12 116**	6 229
Gain de change	**(68)**	(2 503)
	28 539	12 374
Bénéfice (perte) avant les impôts	**(3 612)**	2 364
Impôts		
Impôt des grandes sociétés	**16**	20
Charge d'impôts futurs	**(2 563)**	(1 125)
Bénéfice net (perte) de la période	**(1 065)**	3 469
Intérêts sur les billets de financement provisoire remboursables en capitaux propres *(note 4)*	**(185)**	–
Intérêts sur les débentures convertibles *(note 7)*	**(917)**	–
Bénéfices non répartis au début de la période	**19 478**	5 136
Bénéfices non répartis à la fin de la période	**17 311 $**	8 605 $
Bénéfice net (perte) par part de fiducie *(notes 5 et 6)*		
Bénéfice (perte) par part de fiducie, de base	**(0,06)$**	0,33 $
Bénéfice (perte) par part de fiducie, dilué(e)	**(0,06)$**	0,32 $

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

État consolidé des flux de trésorerie
(non vérifié)
(en milliers de dollars, sauf les montants par part de fiducie)

	Trimestre terminé le 31 mars 2004	*(Retraité, note 3)* Trimestre terminé le 31 mars 2003
Flux de trésorerie liés aux activités suivantes :		
Activités d'exploitation		
Bénéfice net (perte nette) de la période	**(1 065) $**	**3 469 $**
Éléments hors caisse		
Épuisement, amortissement et désactualisation	**12 116**	**6 229**
(Gain) perte de change	**(68)**	**(2 503)**
Amortissement des frais de financement	**745**	406
Perte sur les contrats d'instruments dérivés sur marchandises, évaluée à la valeur du marché *(note 8)*	**5 491**	–
Recouvrement d'impôts futurs	**(2 563)**	(1 125)
Rémunération à base de parts	**183**	13
Rentrées de fonds liées aux activités d'exploitation	**14 839**	6 489
Frais de restauration et de remise en état des lieux	**(64)**	–
Variation des éléments hors caisse du fonds de roulement *(note 9)*	**(270)**	2 090
	14 505	8 579
Activités de financement		
Émission de parts de fiducie, déduction faite des frais	**(72)**	13 844
Émission de parts de fiducie dans le cadre du régime de réinvestissement des distributions, déduction faite des frais *(note 5)*	**1 235**	1 575
Remboursement des billets de financement provisoire remboursables en capitaux propres *(notes 4 et 10)*	**(25 000)**	–
Intérêts sur les billets de financement provisoire remboursables en capitaux propres	**(850)**	–
Émission de débentures, déduction faite des frais	**57 331**	–
Augmentation de l'emprunt à vue	**27 500**	5 631
Remboursement de l'emprunt à vue	**(52 151)**	(23 666)
Distributions au comptant	**(10 290)**	(5 663)
Variation des soldes hors caisse du fonds de roulement se rapportant aux activités de financement *(note 9)*	**34**	650
	(2 263)	(7 629)
Activités d'investissement		
Acquisitions d'immobilisations corporelles	**(12 011)**	(5 892)
Variation des soldes hors caisse du fonds de roulement se rapportant aux activités d'investissement *(note 9)*	**224**	2 205
	(11 787)	(3 687)
Augmentation (diminution) de l'encaisse et des placements à court terme	**455**	(2 737)
Encaisse (dette bancaire) au début de la période	**(3 274)**	4 503
Encaisse (dette bancaire) à la fin de la période	**(2 819) $**	1 766 $
Intérêts versés au comptant	**518 $**	56 $
Impôts payés au comptant	**16 $**	36 $
Distributions au comptant déclarées par part	**0,60 $**	0,60 $

Se reporter aux notes afférentes aux états financiers consolidés.

1. Principales conventions comptables

Les présents états financiers consolidés intermédiaires de Harvest Energy Trust (la « Fiducie ») ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada (les « PCGR du Canada »). La préparation d'états financiers exige de la direction qu'elle fasse des estimations et pose des hypothèses qui influent sur les montants déclarés des actifs et des passifs, sur la présentation des éventualités, s'il en est, à la date des états financiers et sur les montants des produits et des charges de la période. De l'avis de la direction, les présents états financiers ont été dressés en deçà d'un seuil raisonnable de l'importance relative. À l'exception de ce qui est indiqué ci-dessous, les présents états financiers consolidés intermédiaires ont été établis selon les mêmes principales conventions comptables que celles qui sont décrites et qui ont été utilisées dans les états financiers consolidés paraissant dans le rapport annuel de la Fiducie pour l'exercice terminé le 31 décembre 2003, et ils doivent être lus à la lumière de ce rapport. Certains chiffres correspondants ont été reclassés afin que leur présentation soit conforme à celle de la période à l'étude.

Les présents états financiers consolidés comprennent les comptes de Harvest Energy Trust et ceux de ses filiales en propriété exclusive.

2. Changements de conventions comptables

a) Note d'orientation sur la capitalisation du coût entier

La Fiducie a adopté le 1er janvier 2004 la Note d'orientation concernant la comptabilité 16 intitulée « Pétrole et gaz naturel – Capitalisation du coût entier ». Parmi les changements qui sont apportés, il y a lieu de noter les modifications au calcul du plafonnement du coût entier et de la dotation à l'épuisement et à l'amortissement. La mise en application de cette note d'orientation n'a entraîné aucune modification dans les montants du bénéfice net, des immobilisations corporelles ni d'aucun autre poste des états financiers.

b) Obligation liée à la mise hors service d'immobilisations

Avec prise d'effet le 1er janvier 2004, la Fiducie a adopté la norme publiée dans le *Manuel de l'ICCA* concernant la comptabilisation des obligations liées à la mise hors service d'immobilisations. Cette nouvelle norme exige que la Fiducie constate la juste valeur d'un passif au titre d'une obligation liée à la mise hors service d'une immobilisation dans la période au cours de laquelle survient une obligation juridique afférente à la mise hors service d'une immobilisation à long terme qui découle de son acquisition, de sa construction, de son développement ou de sa mise en valeur ou de son utilisation normale. Les coûts afférents à la mise hors service d'une immobilisation sont capitalisés comme faisant partie de la valeur comptable de l'immobilisation à long terme puis ils sont amortis selon la méthode de l'amortissement proportionnel à l'utilisation sur la durée des réserves prouvée brutes estimatives. Après l'évaluation initiale des obligations liées à la mise hors service d'immobilisations, celles-ci sont rajustées à la fin de chaque période de manière à refléter l'écoulement du temps et les modifications apportées aux flux de trésorerie futurs estimatifs qui sous-tendent l'obligation.

2. Changements de conventions comptables (suite)

c) Instruments financiers

Le 1er janvier 2004, la Fiducie a mis en application la Note d'orientation 13 concernant la comptabilité intitulée « Relations de couverture » qui précise la marche à suivre pour l'identification, la désignation, la documentation et la mesure de l'efficacité des contrats financiers, aux fins de l'application de la comptabilité de couverture. Aux termes de cette note d'orientation, des contrats financiers sur instruments dérivés doivent être désignés à des produits ou des charges continus sous-jacents qu'ils sont censés couvrir, et ils doivent être soumis à des tests afin de vérifier qu'ils demeurent suffisamment efficaces. Pour ce qui est des opérations auxquelles ne peut s'appliquer la comptabilité de couverture, la Fiducie applique la méthode de comptabilisation à la juste valeur en inscrivant au départ un actif ou un passif et en constatant les variations de la juste valeur des instruments dérivés dans les résultats *(note 8).*

3. Obligations liées à la mise hors service d'immobilisations

Les obligations de la Fiducie à ce chapitre découlent des participations nettes qu'elle a dans des actifs pétroliers et gaziers, à savoir des chantiers de forage, des réseaux collecteurs et des installations de traitement. La Fiducie estime que le montant total non actualisé des flux de trésorerie nécessaires pour s'acquitter de ses obligations liées à la mise hors service d'immobilisations est d'environ 77 millions de dollars, montant qui sera engagé entre 2004 et 2019. Ces coûts, en grande partie, seront engagés entre 2015 et 2019. Un taux hors risque de 7,5 pour cent rajusté pour tenir compte de la cote de crédit a servi au calcul de la juste valeur des obligations liées à la mise hors service des immobilisations.

Le tableau ci-dessous présente un rapprochement des obligations liées à la mise hors service des immobilisations.

Obligations liées à la mise hors service d'immobilisations	**Trimestre terminé le 31 mars 2004**	Trimestre terminé le 31 mars 2003	Exercice terminé le 31 décembre 2003
Solde au début de la période	**42 010 $**	15 566 $	15 566 $
Obligations contractées dans la période	**–**	–	25 176
Obligations réglées dans la période	**(64)**	–	(577)
Charge de désactualisation	**798**	292	1 845
Solde à la fin de la période	**42 744 $**	15 858 $	42 010 $

L'effet de cette modification de convention comptable *(note 2)* a été inscrit rétroactivement avec retraitement des périodes antérieures. L'effet de l'adoption est présenté ci-après à titre d'augmentations (diminutions).

3. Obligation liée à la mise hors service d'immobilisations (suite)

Bilan	Au 31 décembre 2003
Coûts de mise hors service d'immobilisations compris dans les immobilisations	35 166 $
Obligations liées à la mise hors service d'immobilisations	42 009
Provision pour les frais de restauration des lieux	(4 899)
Impôts futurs	1 024
Bénéfices non répartis	(1 498)$

État des résultats	Trimestre terminé le 31 mars 2003
Charge de désactualisation	292 $
Épuisement et amortissement des coûts de mise hors service d'immobilisations	726
Frais de restauration et de remise en état des lieux	(565)
Recouvrement d'impôts futurs	(184)
Variation du bénéfice net	(269)
Bénéfice net par action de base	(0,03)
Bénéfice net par action dilué	(0,02)$

4. Billets de financement provisoire remboursables en capitaux propres

Les 26 et 29 janvier 2004, la Fiducie a remboursé les deux montants impayés sur les conventions relatives aux billets de financement provisoire remboursables en capitaux propres, soit respectivement 7,4 millions de dollars et 17,6 millions de dollars. Durant le mois, la Fiducie a également acquitté les intérêts courus et impayés au montant de 850 $.

5. Capital des porteurs de parts

a) Autorisé

Le capital autorisé est constitué d'un nombre illimité de parts de fiducie.

5. Capital des porteurs de parts (suite)

b) Émis

	Nombre de parts	Montant
Au 31 décembre 2003	17 109 006	117 407 $
Émission de parts de fiducie i)	71 428	957
Exercice de droits à la plus-value des parts ii)	6 250	57
Émission aux termes du régime de réinvestissement des distributions iii)	94 844	1 235
Frais d'émission d'actions	–	(129)
Au 31 mars 2004	17 281 528	119 527 $

i) Le 15 mars 2004, 1 000 débentures convertibles ont été converties au gré du détenteur en 71 428 parts de fiducie et les intérêts courus et les fractions de parts se sont élevés à 11 $ *(note 7).*

ii) Le 17 mars 2004, 6 250 droits à la plus-value des parts de fiducie ont été exercés, pour un produit de 57 $.

iii) Le tableau ci-dessous indique sommairement les émissions de parts de fiducie aux termes du régime de réinvestissement des distributions (« RRD ») :

Mois de distribution	Date de clôture des registres	Date du versement	Parts de fiducie émises en vertu du RRD	Montant
Au 31 décembre 2003			1 009 006	10 638 $
Décembre	31 décembre 2003	15 janvier 2004	54 761	719
Janvier	31 janvier 2004	16 février 2004	15 103	185
Février	27 février 2004	15 mars 2004	24 980	331
Au 31 mars 2004			**1 103 850**	**11 873 $**

5. Capital des porteurs de parts (suite)

c) Données par part de fiducie

Le tableau ci-dessous indique sommairement le nombre de parts de fiducie ayant servi au calcul du bénéfice par part de fiducie :

	Trimestre terminé le 31 mars 2004	Trimestre terminé le 31 mars 2003
Nombre moyen pondéré de parts de fiducie en circulation, de base	**17 130 519**	10 387 522
Incidence des droits de souscription de parts de fiducie	**430 194**	221 767
Nombre moyen pondéré de parts de fiducie en circulation, dilué	**17 560 713**	10 609 289

6. Régime d'achat de parts de fiducie incitatif

Un régime d'achat de parts de fiducie incitatif a été mis en place, aux termes duquel, la Fiducie est autorisée à octroyer des droits incessibles de souscription de parts de fiducie aux administrateurs, aux dirigeants, aux conseillers, aux salariés et à d'autres prestataires de services. Ces droits visent un total de 1 121 000 parts de fiducie. Le prix d'exercice initial des droits octroyés dans le cadre du régime est égal au cours de clôture la veille de la date à laquelle les droits sont octroyés. Les droits ont une durée maximale de cinq ans. À l'occasion, le prix d'exercice des droits est rajusté à la baisse en fonction des distributions au comptant qui sont faites à l'égard des parts de fiducie lorsque le taux de distribution minimum est atteint. Le tableau ci-dessous indique sommairement le nombre de parts de fiducie qui sont réservées à des fins d'émission aux termes du régime d'achat de parts de fiducie incitatif :

	Droits de souscription de parts de fiducie	**Prix d'exercice moyen pondéré**
Au 31 décembre 2003	1 061 150	6,86 $
Octroyés	25 700	13,54
Annulés	(15 875)	(8,59)
Exercés contre des parts de fiducie	(6 250)	(5,20)
Exercés au comptant	(5 000)	(7,62)
Réduction moyenne du prix d'exercice en raison des distributions	–	(0,59)
Au 31 mars 2004	**1 063 725**	**6,39 $**

6. Régime d'achat de parts de fiducie incitatif (suite)

Tous les droits de souscription de parts de fiducie en vigueur deviennent acquis en tranches égales sur une période de quatre ans à la date anniversaire de leur attribution.

Afin d'établir les informations sur la juste valeur qui sont fournies ci-dessous, la juste valeur de chaque droit de souscription de parts de fiducie a été estimée à la date de l'attribution à l'aide des hypothèses moyennes pondérées suivantes :

	Trimestre terminé le 31 mars 2004	Trimestre terminé le 31 mars 2003
Volatilité prévue	**23,3 %**	27,5 %
Taux d'intérêt sans risque	**4,06 %**	3,00 %
Durée de vie prévue des droits de souscription de parts de fiducie	**4 ans**	4 ans
Distribution annuelle estimative par part	**2,40 $**	2,40 $

Pour établir les informations pro forma, la juste valeur estimative des droits de souscription de parts de fiducie est amortie sur les périodes d'acquisition des droits. Le bénéfice net pro forma et le bénéfice pro forma par part de fiducie auraient été comptabilisés comme suit :

			(Retraité, note 3)
		Trimestre terminé le 31 mars 2004	Trimestre terminé le 31 mars 2003
Bénéfice net	Déjà établi	**(1 066) $**	3 469 $
	Pro forma	**(1 449) $**	3 035 $
Bénéfice par part – de base	Déjà établi	**(0,06) $**	0,33 $
	Pro forma	**(0,07) $**	0,29 $
Bénéfice par part – dilué	Déjà établi	**(0,06) $**	0,32 $
	Pro forma	**(0,08) $**	0,28 $

Au cours du trimestre à l'étude, la Fiducie a constaté respectivement 183 $ et 13 $ à titre de charge de rémunération et elle a inclus ces montants dans les frais généraux et administratifs à l'état consolidé des résultats et des bénéfices non répartis.

7. Débentures convertibles

Le 29 janvier 2004, la Fiducie a conclu une émission de 60 mille débentures subordonnées non garanties convertibles, 9 pour cent, échéant le 31 mai 2009. Les intérêts sur les débentures doivent être payés semestriellement à termes échus en versements égaux les 31 mai et 30 novembre de chaque année, à compter du 31 mai 2004. Les débentures peuvent être converties au gré du porteur en parts de fiducie entièrement payées et non susceptibles de faire l'objet d'appels subséquents en tout temps avant la fermeture des bureaux le 31 mai 2009 ou le jour ouvrable précédant la date précisée par la Fiducie pour le rachat des débentures, selon la date la plus antérieure des deux; le prix de conversion est de 14,00 $ par part, plus un versement au comptant pour les intérêts courus et pour les fractions de parts de fiducie découlant de la conversion. La Fiducie peut, à son gré, rembourser en totalité ou en partie les débentures après le 31 mai 2007, à un prix de 1 050 $ par débenture entre le 1er juin 2007 et le 31 mai 2008, et à un prix de 1 025 $ par débenture entre le 1er juin 2008 et le 31 mai 2009. Tout remboursement comprendra les intérêts courus et impayés au moment de la conclusion de l'opération. La Fiducie peut choisir également de rembourser les débentures à leur échéance en émettant des parts de fiducie à un prix équivalant à 95 pour cent du cours moyen pondéré en vigueur durant les 20 jours consécutifs précédents, 5 jours avant la date de règlement. Dans les deux cas, la Fiducie peut choisir de rembourser les débentures et les intérêts courus sous forme de parts de fiducie. Un règlement en parts de fiducie doit faire l'objet d'un avis précis et recevoir une autorisation réglementaire.

Pour le trimestre terminé le 31 mars 2004, les débentures convertibles ont eu un effet anti-dilutif sur le calcul du bénéfice dilué par action, qui n'est pas pris en compte dans le calcul.

Le 15 mars 2004, 1 000 débentures convertibles ont été converties au gré du porteur en 71 428 parts de fiducie et les intérêts courus et les fractions de parts se sont élevés à 11 $..

8. Instruments financiers

La Fiducie a recours à des contrats de vente de pétrole et à des instruments financiers dérivés pour atténuer l'incidence des fluctuations des prix des marchandises sur les prix qu'elle obtient. Ce qui suit résume les contrats de vente de pétrole comportant des caractéristiques de swap de prix ou de tunnel au 31 mars 2004 et dont les prix de vente futurs sont fixes :

Swaps fondés sur le West Texas Intermediate			
Quantité par jour	**Durée**	**Prix le baril (note 1)**	**Gain (perte) découlant de l'évaluation à la valeur du marché**
500 b/j	Avril à décembre 2004	24,12 $US (15,50)$	(1 784) $
1 500 b/j	Avril à décembre 2004	28,02 $ US	(3 243)
2 630 b/j	Avril à juin 2004	24,10 $ US	(3 398)
1 880 b/j	Juillet à septembre 2004	23,19 $ US	(2 346)
1 825 b/j	Octobre à décembre 2004	22,95 $ US	(2 115)
500 b/j	Janvier à décembre 2005	24,00 $ US	(1 634)
1 100 b/j	Janvier à mars 2005	22,38 $ US	(1 212)
1 030 b/j	Avril à juin 2005	22,18 $ US	(1 088)

8. Instruments financiers (suite)

Swaps fondés sur l'écart du mélange de pétrole brut Lloydminster			
4 500 b/j	Avril à décembre 2004	(7,85) $ US	1 488 $
Tunnels fondés sur le West Texas Intermediate			
2 500 b/j	Avril à décembre 2004	22,00 $US - 28,10	(5 337) $
3 000 b/j	Avril à décembre 2004	25,79 $US - 30,05 (19,31)$	(5 027)
2 500 b/j	Janvier à juin 2005	28,40 $US - 32,25 (21,80)$	(276)
1 000 b/j	Juillet à décembre 2005	27,75 $US - 30,65 (22,00)$	(186)

Note 1 Harvest a vendu des options de vente au prix moyen indiqué en parenthèses pour un volume égal à celui des contrats sur marchandises. La contrepartie peut lever ces options si l'indice respectif tombe en dessous du prix sur une base de règlement mensuelle.

Le tableau ci-dessous présente un sommaire des swaps de couverture des prix de l'électricité que Harvest Operations Corp. avait conclus au 31 mars 2004 afin de fixer le coût de sa consommation d'électricité future :

Swaps fondés sur les prix de l'électricité

Quantité	Durée	Prix par mégawatt	Gain (perte) découlant de l'évaluation à la valeur du marché
15 MW	avril à décembre 2004	45,83 $ CA	957 $
5 MW	Janvier à décembre 2005	43,00 $ CA	186 $
9,75 MW	Avril 2004 à mars 2006	44,50 $ CA	1 243 $

Swaps fondés sur les prix du chauffage à l'électricité

Swaps	Durée	Prix	Gain (perte) découlant de l'évaluation à la valeur du marché
5 MW	Janvier à décembre 2005	8,40 GJ/MWh	(156) $

8. Instruments financiers (suite)

Contrats de change			
Montant mensuel du contrat	**Durée**	**Taux du contrat**	**Gain découlant de l'évaluation à la valeur du marché**
3 M $ US	Avril à décembre 2004	1,3333 CA/US	807 $

Au 31 mars 2004, la perte nette non réalisée, évaluée à la valeur du marché, de tous les contrats sur instruments financiers dérivés conclus par Harvest Operations Corp. était d'environ 23,1 millions de dollars. Harvest Operations Corp. a versé des acomptes à certaines contreparties à l'égard d'une partie de ces contrats selon leur valeur évaluée à la valeur du marché à la fin du jour de négociation. Au 31 mars 2004, les montants versés en guise d'acomptes totalisaient 19,2 millions de dollars et sont inscrits dans le solde des charges payées d'avance et acomptes.

Au moment de l'entrée en vigueur de la Note d'orientation concernant la comptabilité 13 de l'ICCA, la Fiducie a inscrit un passif ainsi qu'une perte correspondante évaluée à la valeur du marché de 5,5 millions de dollars.

9. Variation du fonds de roulement hors caisse

	Trimestre terminé le 31 mars 2004	Trimestre terminé le 31 mars 2003
Variations des éléments hors caisse du fonds de roulement		
Débiteurs	**5 472 $**	1 148 $
Charges payées d'avance et acomptes	**(7 178)**	(983)
Créditeurs et charges à payer	**1 528**	4 167
Distributions au comptant à verser	**34**	650
Intérêts courus à payer	**829**	(36)
Intérêts sur les billets de financement provisoire remboursables en capitaux propres	**(665)**	–
	20 $	4 946 $
Variations liées aux activités d'exploitation	(270)$	2 090 $
Variations liées aux activités de financement	34	651
Variations liées aux activités d'investissement	224	2 205
Ajouter : Variations hors caisse	32	–
	20 $	4 946 $

10. Opérations entre apparentés

Un administrateur et une société contrôlée par un administrateur de Harvest Operations Corp. ont reçu un remboursement de 25 millions de dollars en vertu d'un billet de financement provisoire remboursable en capitaux propres durant le trimestre terminé le 31 mars 2004. La Fiducie a versé 850 $ sur le total des intérêts courus et à payer durant l'exercice *(note 4).*

Un administrateur de Harvest Operations Corp. possède 4 500 débentures convertibles émises le 29 janvier 2004 *(note 7).*

Une société contrôlée par un administrateur de Harvest Operations Corp. a sous-loué des locaux à bureaux et elle a obtenu des services administratifs à la juste valeur.

11. Événements postérieurs à la date du bilan

Le 12 avril 2004, Harvest Corporations Corp. a vendu à terme 4,4 millions de dollars US devant être réglés le 25 mai 2004 pour 5,9 millions de dollars CA. À la même date, Harvest Operations Corp. a vendu à terme 10,4 millions de dollars US devant être réglés pour 13,8 millions de dollars CA le 26 avril 2004. Ces opérations avaient pour objet de fixer l'équivalent en dollars canadiens des produits pétroliers et gaziers que l'acheteur versera en dollars US à Harvest Operations Corp.

Le 19 avril 2004, la Fiducie a annoncé qu'elle avait conclu un plan d'arrangement avec Storm Energy Ltd. (« Storm ») aux termes duquel la Fiducie achètera la totalité des actions en circulation de Storm pour environ 189 millions de dollars, y compris la prise en charge d'une dette nette d'environ 64 millions de dollars. Les actionnaires de Storm devront approuver le plan d'arrangement à une assemblée extraordinaire qui sera tenue en juin 2004.

Le 28 avril 2004, Harvest Operations Corp. a vendu à terme 8 millions de dollars US devant être réglés pour 11 millions de dollars CA le 25 mai 2004.

Le 6 mai 2004, 24 000 droits à la plus value de parts ayant un prix d'exercice de 15,08 $ ont été accordés à des employés de Harvest Operations Corp.

Le 11 mai 2004, 100 $ des débentures convertibles émises le 29 janvier 2004 ont été converties en 7 142 parts de fiducie. Parallèlement à cette conversion, la Fiducie a payé pour des intérêts courus et des fractions de parts un total approximatif de 3 $ au comptant.

Le tableau qui suit présente un sommaire des contrats de ventes de pétrole comportant des caractéristiques de swaps de prix ou de tunnel, contrats que Harvest a conclus après le 31 mars 2004 et dont les prix futurs d'achat et de vente sont fixes :

		Tunnels fondés sur le West Texas Intermediate	
Date de l'opération	**Tunnel**	**Durée**	**Prix le baril**
28 avril 2004	500 b/j	Juillet à décembre 2005	29,00 $ US – 35,00 (23,00 $)

11. Événements postérieurs à la date du bilan (suite)

Ce qui suit est un sommaire des distributions que la Fiducie a annoncées et qu'elle a versées après le 31 mars 2004 :

Mois de la distribution	Date de clôture des registres	Date du paiement	Parts de fiducie émises dans le cadre du RRD	Montant total de la distribution
Mars	31 mars 2004	15 avril 2004	21 825	3 456
Avril	30 avril 2004	17 mai 2004		3 461
Mai	31 mai 2004	15 juin 2004		

Note : Les part de fiducie devant être distribuées dans le cadre du RRD pour la distribution d'avril n'ont pas encore été déterminées. Le montant à distribuer et la ventilation au RRD pour la distribution de mai n'ont pas encore été fixés.

12. Engagements et éventualités

La Fiducie est partie à l'occasion à des litiges ou à des demandes de règlement qui sont intentées contre elle dans le cours normal de ses activités. La direction de la Fiducie n'est au courant d'aucune réclamation ni d'aucune poursuite intentée contre la Fiducie qui pourrait avoir une incidence significative sur la situation financière ou sur les résultats d'exploitation déclarés de cette dernière.

La Fiducie a des lettres de crédit impayées d'un montant d'environ 3,3 millions de dollars relativement à l'utilisation d'une infrastructure d'électricité. Ces lettres sont fournies par les prêteurs de la Fiducie en vertu de la disponibilité du prêt remboursable à vue. Les lettres expirent en 2004 mais elles devraient pouvoir être renouvelées au besoin.

Harvest Energy Trust
Notes afférentes aux états financiers consolidés

31 mars 2004

Harvest Energy Trust est une fiducie pétrolière et gazière sise à Calgary dont l'objectif est de verser des distributions mensuelles stables à ses porteurs de parts en mettant de l'avant une stratégie d'acquisition, de mise en valeur et de production de pétrole brut, de gaz naturel et de liquides du gaz naturel. S'appuyant sur ses actifs qui comprennent des propriétés renfermant du pétrole brut léger ainsi que du pétrole lourd de densités moyenne et lourde de haute qualité, situées dans le centre-est de l'Alberta et dans le sud-est de la Saskatchewan, et sur sa stratégie d'exploitation, Harvest vise à offrir un rendement économique de haut niveau à ses porteurs de parts.

Pour de plus amples renseignements, veuillez communiquer avec l'une ou l'autre des personnes suivantes :

Jacob Roorda, président ou David M. Fisher, vice-président, Finances

Harvest Energy Trust
1900, 330 – 5th Avenue S.W.
Calgary, AB T2P 04
Canada

Téléphone : (403) 265-1178
Télécopieur : (403) 265-3490
Adresse courriel : information @ harvestenergy.ca
Site Web : www. harvestenergy.ca
Symbole à la bourse de Toronto : HTE.UN

FILE NO 82-34779

États financiers consolidés

Harvest Energy Trust

Exercice terminé le 31 décembre 2003

Rapport de la direction aux porteurs de parts

L'intégrité et l'objectivité des renseignements contenus dans le présent rapport annuel de même que la concordance entre les données des états financiers et les autres données financières présentées ailleurs dans le rapport relèvent de la direction qui en assume la responsabilité. Les états financiers consolidés ci-joints de Harvest Energy Trust ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada, en ayant recours à des estimations et des jugements éclairés, notamment dans certains cas où les opérations qui influent sur la période à l'étude dépendent d'événements futurs. Les états financiers ci-joints ont été dressés selon des lignes directrices et des mécanismes de contrôle établis par la direction et ils reflètent fidèlement la situation financière de la Fiducie, les résultats de son exploitation et ses flux de trésorerie dans des limites raisonnables de l'importance relative et conformément aux conventions comptables décrites dans les notes afférentes aux états financiers.

La direction a mis sur pied et maintient un système de contrôles internes conçus de façon à fournir un degré raisonnable de certitude que l'actif de Harvest Energy Trust est protégé contre toute erreur et contre toute utilisation non autorisée, et que l'information financière est fiable et exacte.

Des vérificateurs externes ont examiné les états financiers. Leur examen fournit un vue indépendante quant au fait que la direction s'acquitte de ses responsabilités dans la mesure où celles-ci se rapportent à la présentation fidèle des résultats d'exploitation et de la situation financière déclarés de Harvest Energy Trust.

Le comité de vérification du conseil d'administration de Harvest a examiné en détail les états financiers avec les membres de la direction et les vérificateurs externes. Les états financiers ont été approuvés par le conseil d'administration, sur la recommandation du comité de vérification.

Le président,

(signé) Jacob Roorda

Le vice-président, Finances

(signé) David M. Fisher

Le 15 avril 2004

Rapport des vérificateurs

Au fiduciaire de Harvest Energy Trust et aux administrateurs de Harvest Operations Corp.

Nous avons vérifié les bilans consolidés de Harvest Energy Trust aux 31 décembre 2003 et 2002 et les états consolidés des résultats et des bénéfices non répartis et des flux de trésorerie de l'exercice terminé le 31 décembre 2003 et de la période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002. La responsabilité de ces états financiers incombe à la direction de la Fiducie. Notre responsabilité consiste à exprimer une opinion sur ces états financiers en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les états financiers sont exempts d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les états financiers. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des états financiers.

À notre avis, ces états financiers consolidés donnent, à tous les égards importants, une image fidèle de la situation financière de la Fiducie aux 31 décembre 2003 et 2002 ainsi que des résultats de son exploitation et de ses flux de trésorerie pour l'exercice terminé le 31 décembre 2003 et la période allant du 10 juillet 2002 (date de la création) au 31 décembre 2002 selon les principes comptables généralement reconnus du Canada.

(signé) KPMG s.r.l.

Comptables agréés

Calgary, Canada
Le 15 avril 2004

Harvest Energy Trust

Bilan consolidé

	31 décembre 2003	31 décembre 2002
Actif		
Actif à court terme		
Encaisse et placements à court terme	– $	4 502 947 $
Débiteurs	**19 167 646**	13 577 870
Charges payées d'avance et acomptes	**12 130 895**	534 573
	31 298 541	18 615 390
Frais de financement reportés, déduction faite de l'amortissement	**1 988 728**	2 209 792
Impôts futurs (note 11)	**11 585 000**	1 272 000
Immobilisations corporelles (notes 4 et 5)	**175 377 231**	71 631 507
	220 249 500 $	93 728 689 $
Passif et avoir des capitaux propres		
Passif à court terme		
Créditeurs et charges à payer	**17 186 335 $**	5 640 176 $
Distributions au comptant à payer	**3 421 801**	1 862 500
Intérêts courus à payer	**231 507**	389 349
Intérêts à payer sur les billets financement provisoire remboursables en capitaux propres (notes 10 et 14)	**665 069**	–
Emprunt remboursable à vue (note 6)	**63 348 972**	45 286 396
	84 853 684	53 178 421
Provision pour les frais de restauration des lieux (note 7)	**4 321 558**	544 178
	89 175 242	53 722 599
Capitaux propres		
Capital des porteurs de parts (note 8)	**117 406 737**	36 727 997
Billets de financement provisoire remboursables en capitaux propres (note 10)	**25 000 000**	–
Bénéfices non répartis	**20 975 821**	5 136 093
Surplus d'apport	**239 063**	4 500
Distributions au comptant accumulées	**(32 547 363)**	(1 862 500)
	131 074 258	40 006 090
	220 249 500 $	93 728 689 $

Événements postérieurs à la date du bilan (note 15)
Engagements et éventualités (note 16)

Se reporter aux notes afférentes aux états financiers consolidés.

Au nom du conseil d'administration,

« signé »
John A. Brussa, administrateur

« signé »
Verne G. Johnson, administrateur

Harvest Energy Trust

État consolidé des résultats et des bénéfices non répartis

	Exercice terminé le 31 décembre 2003	Période allant du 10 juillet (date de la création) au 31 décembre 2002
Produits		
Ventes de pétrole et de gaz naturel	**119 351 486 $**	22 708 921 $
Perte découlant des opérations de couverture	**(18 924 364)**	(1 009 060)
Revenu de redevances	**660 452**	119 982
Charges au titre des redevances	**(17 072 534)**	(2 864 411)
	84 015 040	18 955 432
Charges		
Frais d'exploitation	**36 044 629**	6 396 294
Frais généraux et administratifs	**4 339 738**	576 780
Intérêts débiteurs	**2 975 236**	2 010 032
Frais de financement et amortissement des frais de financement reportés	**2 607 240**	635 511
Frais de restauration et de remise en état des lieux	**4 354 620**	544 178
Épuisement et amortissement	**29 361 741**	5 136 829
Gain de change	**(4 373 510)**	(255 056)
	75 309 694	15 044 568
Bénéfice avant les impôts	**8 705 346**	3 910 864
Impôts		
Impôt des grandes sociétés	**157 382**	46 771
Recouvrement d'impôts futurs (note 11)	**(8 162 038)**	(1 272 000)
Bénéfice net de la période	**16 710 002 $**	5 136 093 $
Intérêts sur les billets de financement provisoire remboursables en capitaux propres (note 10)	**(870 274)**	–
Bénéfices non répartis au début de la période	**5 136 093**	–
Bénéfices non répartis à la fin de la période	**20 975 821 $**	5 136 093 $
Bénéfice net par part de fiducie (note 9)		
De base	**1,33 $**	3,69 $
Dilué	**1,29 $**	3,46 $

Se reporter aux notes afférentes aux états financiers consolidés.

Harvest Energy Trust

État consolidé des flux de trésorerie

	Exercice terminé le 31 décembre 2003	Période allant du 10 juillet (date de la création) au 31 décembre 2002
Flux de trésorerie liés aux activités suivantes :		
Activités d'exploitation		
Bénéfice net de la période	**16 710 002 $**	5 136 093 $
Éléments sans effet sur la trésorerie :		
Frais de restauration et de remise en état des lieux	**4 354 620**	544 178
Épuisement et amortissement	**29 361 741**	5 136 829
(Gain) perte de change	**1 432 074**	(255 056)
Amortissement des frais de financement	**2 555 769**	209 788
Charge d'impôts futurs	**(8 162 038)**	(1 272 000)
Rémunération à base de parts	**234 563**	4 500
Rentrées de fonds nettes liées aux activités d'exploitation	**46 486 731**	9 504 332
Variation des éléments hors caisse du fonds de roulement (note 13)	**(12 285 485)**	(6 974 243)
	34 201 246	2 530 089
Activités de financement		
Émission de parts de fiducie, déduction faite des frais	**61 691 083**	31 727 997
Émission de parts de fiducie dans le cadre du régime de réinvestissement des distributions, déduction faite des coûts (note 8)	**10 637 657**	–
Émission de billets de financement provisoire remboursables en capitaux propres (notes 10 et 14)	**33 500 000**	–
Remboursement de billets de financement provisoire remboursables en capitaux propres (notes 10 et 14)	**(8 500 000)**	–
Émission de billets de financement provisoire (note 14)	**25 000 000**	–
Remboursement de billets de financement provisoire (note 14)	**(25 000 000)**	–
Intérêts sur les billets de financement provisoire remboursables en capitaux propres	**(205 205)**	–
Financement initial	**–**	55 041 491
Remboursement du financement initial	**–**	(55 041 491)
Émission de débentures	**–**	5 000 000
Accroissement du prêt remboursable à vue	**143 660 601**	60 202 789
Remboursement du prêt remboursable à vue	**(128 397 535)**	(14 661 337)
Remboursement du billet à payer	**(850 000)**	–
Frais de financement	**(2 334 705)**	(2 419 580)
Distributions au comptant	**(29 125 562)**	–
Variation des soldes hors caisse du fonds de roulement se rapportant aux activités de financement (note 13)	**2 224 370**	781 049
	82 300 704	80 630 918
Activités d'investissement		
Acquisition de propriétés	**(90 549 403)**	(76 153 324)
Acquisition d'une société fermée (note 4)	**(3 000 000)**	–
Nouvelles immobilisations corporelles	**(27 208 770)**	(770 162)
Frais de restauration et de remise en état des lieux	**(577 240)**	–
Produit de la cession d'immobilisations corporelles	**–**	155 150
Variation des soldes hors caisse du fonds de roulement se rapportant aux activités d'investissement (note 13)	**330 516**	(1 889 724)
	(121 004 897)	(78 658 060)
Augmentation (diminution) de l'encaisse et des placements à court terme	**(4 502 947)**	4 502 947
Encaisse et placements à court terme au début de la période	**4 502 947**	–
Encaisse et placements à court terme à la fin de la période	**– $**	4 502 947 $
Intérêts versés au comptant	**2 865 684 $**	1 886 921 $
Impôts payés au comptant	**157 382 $**	– $
Distributions au comptant déclarées par part de fiducie (note 8)	**2,40 $**	0,20 $

Se reporter aux notes afférentes aux états financiers consolidés.

1. Structure de la Fiducie

Harvest Energy Trust (la « Fiducie ») est une société de placement à capital variable sans personnalité morale qui a été constituée en vertu des lois de la province d'Alberta. Conformément à des actes de fiducie et à une convention d'administration, la Fiducie est gérée par sa filiale en propriété exclusive, Harvest Operations Corp. (« Harvest Operations »). La Fiducie acquiert et détient des participations au bénéfice net dans des propriétés pétrolifères et gazéifères situées en Alberta, propriétés qui sont acquises et détenues par Harvest Operations et WestCastle Energy Inc. (« WestCastle »). La Fiducie acquiert et détient des participations aux bénéfices nets dans des propriétés pétrolifères et gazéifères situées à Saskatchewan et qui sont détenues par Harvest Sask. Energy Trust. La Fiducie est l'unique porteur de parts de Harvest Sask. Energy Trust. Harvest Operations est l'unique actionnaire de WestCastle. Toutes les propriétés de la Fiducie sont exploitées par Harvest Operations.

Les porteurs des parts de fiducie sont les bénéficiaires de la Fiducie. Tous les mois, la Fiducie fait une distribution de son encaisse distribuable aux porteurs de parts inscrits le dernier jour de chaque mois civil.

2. Principales conventions comptables

Les présents états financiers consolidés de la Fiducie ont été dressés par la direction conformément aux principes comptables généralement reconnus du Canada (« PCGR du Canada »).

a) Consolidation

Les états financiers consolidés comprennent les comptes de la Fiducie et ceux de Harvest Operations, WestCastle et Harvest Sask. Energy Trust, ses filiales en propriété exclusive. Tous les soldes et opérations interentités ont été éliminés de la consolidation.

b) Recours à des estimations

La préparation d'états financiers exige que la direction fasse des estimations et qu'elle pose des hypothèses qui ont une incidence sur les montants déclarés des éléments d'actif et de passif et sur les informations présentées à l'égard des éventualités, s'il en est, à la date des états financiers, ainsi que sur les montants présentés au titre des produits et des charges de la période. En particulier, les montants inscrits pour l'épuisement et l'amortissement et pour la restauration et la remise en état des lieux de même que les montants utilisés aux fins du calcul du plafonnement du coût entier sont fondés sur des estimations des réserves de pétrole et de gaz naturel et sur les coûts futurs qui devront être engagés pour mettre en valeur ces réserves. De par leur nature, ces estimations font l'objet d'une incertitude relative à la mesure.

2. Principales conventions comptables (suite)

c) Constatation des produits

Les produits tirés de la vente du pétrole brut, du gaz naturel et des liquides de gaz naturel des filiales sont constatés lorsque le droit de propriété est transféré des filiales à leurs clients.

d) Encaisse et placements à court terme

Les placements à court terme dont l'échéance est inférieure à trois mois sont considérés comme des quasi-espèces et sont comptabilisés au coût, qui se rapproche de la valeur au marché de ces placements.

e) Comptabilité des coentreprises

Les filiales de la Fiducie exercent la quasi-totalité de leurs activités de production de pétrole et de gaz naturel par l'intermédiaire de coentreprises, et les comptes reflètent la quote-part des filiales dans ces activités.

f) Immobilisations corporelles

La Fiducie applique la méthode de la capitalisation du coût entier. Tous les coûts d'acquisition de propriétés pétrolifères et gazéifères de même que les coûts d'exploration et de mise en valeur connexes, y compris les frais indirects imputables directement à ces activités, sont capitalisés et accumulés dans un seul centre de coûts. Les frais d'entretien et de réparation sont passés en charges. Les remplacements et les améliorations qui ont pour effet de prolonger la durée économique des immobilisations sont capitalisés.

Les gains et les pertes découlant de la cession de propriétés pétrolifères et gazéifères ne sont constatés que dans les cas où la cession de ces propriétés aurait pour effet de modifier le taux d'épuisement de 20 % ou plus.

Plafonnement du coût entier

La Fiducie limite le total des coûts des immobilisations qui peuvent être reportés et imputés aux résultats de périodes futures (la « limite maximale »). La limite maximale est un critère de récupération des coûts selon lequel les coûts capitalisés, moins l'épuisement cumulé, les frais de restauration des lieux et le coût des terrains non prouvés ou leur valeur marchande, si elle est inférieure, sont plafonnés au montant qui correspond aux produits d'exploitation nets futurs estimatifs non actualisés qui seront tirés des réserves prouvées, moins les frais généraux et administratifs, les frais de restauration de lieux, les frais de gestion, les frais de financement futurs et les impôts sur les bénéfices applicables. Les coûts et les prix en vigueur à la date du bilan sont utilisés aux fins de ce calcul. Tous les coûts inscrits au bilan qui excèdent la limite maximale sont passés en charges.

2. Principales conventions comptables (suite)

f) Immobilisations corporelles (suite)

Provision pour les frais de restauration et de remise en état des lieux

La Fiducie établit une provision pour les frais futurs de restauration et de remise en état des lieux, provision qui est fondée sur les estimations faites par la direction et qui est constituée selon la méthode de l'amortissement proportionnel à l'utilisation. Les frais réels de restauration des lieux sont imputés à l'élément de passif cumulé.

Épuisement et amortissement

La provision pour l'épuisement et l'amortissement des biens pétroliers et gaziers est établie selon la méthode de l'amortissement proportionnel à l'utilisation, en fonction des réserves prouvées avant les redevances, telles que ces réserves ont été estimées par des ingénieurs indépendants spécialistes des gisements de pétrole. Le calcul de la provision est fondé sur les coûts capitalisés des biens pétroliers et gaziers plus les coûts estimatifs futurs de mise en valeur des réserves prouvées inexploitées. Les réserves sont converties en unités équivalentes à raison de six mille pieds cubes de gaz naturel pour un baril de pétrole.

Le mobilier et le matériel de bureau sont amortis à des taux qui varient de 20 % à 50 % par an.

g) Impôts sur les bénéfices

La Fiducie et Harvest Sask. Energy Trust sont des entités imposables en vertu de la *Loi de l'impôt sur le revenu* du Canada et elles sont imposées uniquement sur le bénéfice qui n'est pas distribué ou distribuable aux porteurs de parts. Étant donné que la Fiducie et Harvest Sask. Energy Trust entendent distribuer la totalité de leur bénéfice imposable à leurs porteurs de parts respectifs et qu'elles répondent aux exigences de la *Loi de l'impôt sur le revenu* du Canada en ce qui concerne les fiducies, elles ne constituent donc aucune provision pour les impôts futurs.

Harvest Operations et WestCastle comptabilisent les impôts sur les bénéfices suivant la méthode axée sur le bilan. Selon cette méthode, les actifs et passifs d'impôts sur les bénéfices sont constatés à l'égard de l'incidence fiscale estimative des écarts entre les montants présentés dans les états financiers et leurs valeurs fiscales respectives, et ils sont calculés aux taux d'imposition en vigueur ou pratiquement en vigueur. L'incidence d'une modification des taux d'imposition sur les actifs et passifs d'impôts futurs est constatée dans les résultats de la période au cours de laquelle la modification se produit. Les écarts temporaires qui découlent d'acquisitions donnent lieu à des actifs et à des passifs d'impôts futurs.

2. Principales conventions comptables (suite)

h) Rémunération à base de parts

La Fiducie utilise la méthode de la juste valeur pour comptabiliser les paiements à base de parts faits dans le cadre de son régime incitatif d'achat de parts de fiducie (note 9). Aux termes du régime, le prix d'exercice des droits attribués pourrait être réduit dans des périodes futures en fonction des distributions faites aux porteurs de parts de la Fiducie. La charge de rémunération est constatée par imputation aux résultats sur la période d'acquisition des droits du régime de droits à la plus value des parts.

i) Frais de financement reportés

Les frais de financement reportés s'entendent des coûts qui sont engagés à l'émission de titres d'emprunt. Ces frais sont amortis selon la méthode de l'amortissement linéaire sur la durée de l'emprunt et inclus dans les intérêts débiteurs se rapportant aux titres en question.

j) Instruments financiers

Harvest Operations utilise des instruments financiers pour gérer le risque auquel l'exposent les fluctuations défavorables des prix des marchandises, des taux de change, des coûts de l'électricité et des taux d'intérêt. Elle a pour politique de ne pas utiliser d'instruments financiers dérivés à des fins de négociation ou de spéculation. Les gains ou pertes réalisés sur les instruments financiers qui sont désignés et évalués comme des couvertures efficaces sont constatés dans les résultats en même temps que l'opération couverte sous-jacente. À la fin de la période de couverture d'une opération anticipée ou lorsque cette couverture cesse d'être efficace, le gain ou la perte connexe à cette date est reporté et constaté en même temps que l'opération anticipée. Les variations ultérieures de la valeur des instruments financiers sont constatées dans les résultats. Harvest peut également contracter des emprunts libellés en dollars US qui serviront à couvrir économiquement l'incidence des taux de change sur les produits futurs.

k) Conversion des devises

Les actifs et les passifs monétaires libellés en devises sont convertis au taux de change en vigueur à la date du bilan. Les produits et les charges sont convertis au taux de change moyen mensuel. Les gains et les pertes de change sont constatés dans les résultats de la période au cours de laquelle ils se produisent.

l) Chiffres correspondants

Certains chiffres correspondants de l'exercice précédent ont été reclassés pour en permettre le rapprochement avec ceux de l'exercice à l'étude.

3. Modification de convention comptable

RÉGIME INCITATIF DE PARTS DE FIDUCIE

La Fiducie a choisi d'adopter de manière prospective les modifications apportées au chapitre 3870 du *Manuel de l'ICCA* « Rémunérations et autres paiements à base d'actions ». Aux termes de ce chapitre, la Fiducie a choisi de constater la charge de rémunération lorsque des droits de souscription de parts de fiducie sont accordés en vertu du régime incitatif d'achat de parts de fiducie sans qu'aucun règlement au comptant ne soit prévu sur une base prospective. Par conséquent, une charge de rémunération a été calculée pour tous les droits de souscription de parts de fiducie qui ont été émis à compter du 1er janvier 2003. La juste valeur des droits de souscription des parts de fiducie a été déterminée selon un modèle binomial d'établissement du prix des options. La Fiducie a eu recours à ce modèle binomial parce qu'il permet de calculer la juste valeur du droit de souscription d'une part de fiducie dont le prix d'exercice diminue en fonction des distributions versées depuis la date d'émission jusqu'à la date d'acquisition des droits.

Par suite de l'adoption de cette modification, le bénéfice net de l'exercice terminé le 31 décembre 2003 a diminué de 234 503 $.

4. Acquisitions

Le 1er juin 2003, la Fiducie a acquis la totalité des actions ordinaires et de la participation au bénéfice net (« PBN ») d'une société fermée. La contrepartie totale versée par la Fiducie a été de 10,1 millions de dollars, consistant en une émission de 625 000 parts de fiducie au prix de 10,00 $ la part (note 8), en un versement de 3 millions de dollars au comptant et en un billet non garanti payable à vue de 850 000 $ qui porte intérêt au taux de 10 pour cent l'an à compter du 27 juin 2003. L'acquisition a été comptabilisée selon la méthode du prix d'achat.

Le 16 octobre 2003, la Fiducie a acquis les propriétés Carlyle dans le sud-est de la Saskatchewan pour une contrepartie totale d'environ 79,5 millions de dollars avant les coûts et les rajustements du prix d'achat. L'acquisition a été financée en partie par une émission de parts de fiducie le 16 octobre 2003 (note 8), le solde étant financé par la facilité bancaire de Harvest Operations.

Le tableau suivant présente un sommaire de la juste valeur estimative de l'actif acquis et du passif pris en charge à la date d'acquisition. Harvest Operations n'ayant pas encore terminé le calcul définitif de l'actif acquis et du passif pris en charge, la ventilation du prix d'achat peut donc encore changer.

4. Acquisitions (suite)

	Montant
Acquisition de Société fermée	
Immobilisations corporelles	15 400 266 $
Fonds de roulement, montant net	(2 500 745)
Dette bancaire	(2 799 510)
	10 100 000
Acquisition de Société fermée	
Immobilisations corporelles	79 500 000
	89 600 000 $

5. Immobilisations corporelles

31 décembre 2003	**Prix coûtant**	**Amortissement et épuisement cumulés**	**Valeur comptable nette**
Propriétés pétrolifères et gazéifères	**162 079 020 $**	**(25 977 561)$**	**136 101 459 $**
Installations et matériel de production	**47 071 008**	**(8 345 533)**	**38 725 475**
Mobilier et matériel de bureau	**707 773**	**(157 476)**	**550 297**
	209 857 801 $	**(34 480 570)$**	**175 377 231 $**

31 décembre 2002	Prix coûtant	Amortissement et épuisement cumulés	Valeur comptable nette
Propriétés pétrolifères et gazéifères	55 188 754 $	(3 841 661)$	51 347 093 $
Installations et matériel de production	21 343 287	(1 271 752)	20 071 535
Mobilier et matériel de bureau	236 295	(23 416)	212 879
	76 768 336 $	(5 136 829)$	71 631 507 $

Des frais généraux et administratifs de 1 311 233 $ et de 174 425 $ ont été capitalisés respectivement pour l'exercice terminé le 31 décembre 2003 et la période terminée le 31 décembre 2002.

Tous les coûts étaient sujets à l'épuisement et à l'amortissement au 31 décembre 2003. En outre, des coûts futurs de mise en valeur de 15,2 millions de dollars (9,9 millions de dollars en 2002) sont inclus dans le calcul de l'amortissement et de l'épuisement au 31 décembre 2003.

5. Immobilisations corporelles (suite)

Conformément aux PCGR du Canada, la Fiducie a calculé la limite maximale au 31 décembre 2003. Ce calcul est fondé sur les prix des marchandises au 31 décembre 2003, soit 32,78 $ US le baril de pétrole brut WTI et 5,87 $ le kpi^3 de gaz naturel d'AECO et il a donné lieu à un excédent.

6. Emprunt remboursable à vue

Le 16 octobre 2003, Harvest Operations a conclu une entente de crédit avec un consortium de banques à charte canadiennes et avec les succursales du Trésor de l'Alberta. L'emprunt, qui est remboursable à vue, est renouvelable et décroissant, donne accès à une base d'emprunt de 89 millions de dollars dont la disponibilité est réduite de 4,5 millions de dollars le dernier jour de chaque mois civil et ce, à partir du 31 janvier 2004. Le prêt remboursable à vue autorise des prélèvements en dollars canadiens ou américains et comporte des acceptations bancaires, un TIOL, une somme de 10 millions de dollars en lettres de crédit de même qu'une facilité de crédit de 3 millions de dollars à la valeur du marché pouvant être utilisée à des fins de couverture des instruments financiers. L'emprunt remboursable à vue porte intérêt au taux préférentiel canadien ou américain majoré de 0,25 pour cent à 2 pour cent selon le type d'emprunt et le ratio de la dette aux flux de trésorerie annualisés. L'emprunt à vue est garanti par une débenture de 150 millions de dollars comportant une charge flottante grevant la totalité de l'actif de la société. Les distributions payables aux porteurs de parts de la Fiducie, les billets de financement provisoire remboursables en capitaux propres (note 10) et les débentures convertibles (note 15) sont subordonnés aux obligations du prêt remboursable à vue. Certaines clauses restrictives doivent être maintenues pour que Harvest Operations démontre sa capacité à s'acquitter de ses obligations aux termes de la convention de crédit, notamment le maintien d'un ratio de fonds de roulement d'au moins un à un, et l'obligation de maintenir une couverture minimale de 50 pour cent et de 25 pour cent respectivement des volumes de pétrole pour les quatre premiers trimestres à venir et les quatre prochains trimestres civils.

7. Frais de restauration et de remise en état des lieux

La restauration des lieux consiste à nettoyer et à remettre en état les emplacements des puits et les installations de production. En outre, certaines usines devront être fermées, ce qui signifie que les installations devront être démontées et que les terrains sur lesquels elles se trouvent devront être décontaminés et remis en état. Les coûts estimatifs futurs s'élèvent au total à environ 29,9 millions de dollars, dont une tranche de 4,3 millions de dollars a été constatée au 31 décembre 2003. Le conseil d'administration a établi un fonds théorique afin de s'assurer que l'entreprise disposera des sommes nécessaires pour effectuer les travaux futurs de restauration et de remise en état des lieux. Ce fonds est une affectation qui restreint l'utilisation de la base d'emprunt en vertu de l'emprunt remboursable à vue, et qui est de 125 000 $ par mois, ce montant mensuel étant révisé annuellement. Le fonds est réduit du montant des frais réels engagés au titre de la restauration et de la remise en état des lieux. Le solde du fonds au 31 décembre 2003 était de 1 047 760 $.

8. Capital des porteurs de parts

a) Autorisé

Le capital autorisé se compose d'un nombre illimité de parts de fiducie.

Chaque porteur de parts de fiducie a droit à une part de bénéficiaire dans toute distribution de la Fiducie et dans l'actif net s'il est mis fin à l'existence de la Fiducie ou en cas de liquidation de cette dernière. Les parts de fiducie sont rachetables en tout temps au gré du porteur. Le prix de rachat est égal à 95 % du prix du marché moyen des parts de fiducie au cours d'une période de 10 jours qui commence le lendemain de la date de rachat ou au prix de clôture à la date de rachat, selon le moins élevé de ces deux montants. Le montant global que la Fiducie paiera au titre des rachats au cours d'un mois civil donné ne peut excéder 100 000 $. Dans la mesure où un porteur de parts a droit à un paiement au rachat de ses parts de fiducie, celui-ci sera effectué au moyen d'un versement au comptant effectué par la Fiducie ou d'une distribution par la Fiducie d'un nombre proportionnel de billets de Harvest Operations ou de billets de la Fiducie.

b) Émis

	Nombre de parts	Montant
Émis au comptant à la création [i)]	100	100 $
Premier appel public à l'épargne [ii)]	4 312 500	34 500 000
Règlement de la débenture [iii)]	5 000 000	5 000 000
Annulation des parts initiales émises à la création [i)]	(100)	(100)
Frais d'émission des parts	–	(2 772 003)
Au 31 décembre 2002	9 312 500	36 727 997 $
Exercice des droits rattachés à des bons de souscription [iv)]	150 000	150 000 $
Exercice de droits rattachés à des bons de souscription spéciaux [v)]	1 500 000	15 000 000
Acquisitions [vi)]	825 000	8 350 000
Émission de parts de fiducie [vii)]	4 312 500	48 645 000
Émission aux termes du régime de réinvestissement des distributions [viii)]	1 009 006	10 637 657
Frais d'émission d'actions	–	(2 103 917)
Au 31 décembre 2003	17 109 006	117 406 737 $

i) Le 10 juillet 2002, la Fiducie a émis 100 parts pour un produit au comptant de 100 $. Conformément à l'entente portant sur l'émission initiale, les parts ont été annulées à la clôture du premier appel public à l'épargne le 5 décembre 2002.

8. Capital des porteurs de parts (suite)

b) Émis (suite)

ii) Le 5 décembre 2002, la Fiducie a émis 3 750 000 parts de fiducie pour un montant de 27,6 millions de dollars, déduction faite de la commission des preneurs fermes de 6 % et des frais d'émission de 702 003 $. Le produit net a été affecté au remboursement du montant intégral d'un emprunt contracté auprès d'une société contrôlée par un administrateur de Harvest Operations et au remboursement d'une partie des emprunts bancaires. Parallèlement à ce premier appel public à l'épargne, la Fiducie a octroyé aux preneurs fermes l'option d'acheter jusqu'à 562 500 parts de fiducie supplémentaires au prix de 8,00 $ la part. Le 17 décembre 2002, les preneurs fermes ont levé l'option, et le produit net a été affecté au remboursement d'une partie des emprunts bancaires.

iii) À la clôture du premier appel public à l'épargne, la Fiducie a payé le capital de la débenture et les intérêts connexes au moyen de l'émission de 5 000 000 de parts de fiducie et d'un versement au comptant de 34 829 $.

iv) Le 24 janvier 2003, 150 000 parts de fiducie ont été émises à une société contrôlée par un administrateur de Harvest Operations à l'exercice des droits rattachés à un bon de souscription. Le produit de 150 000 $ a été ajouté au fonds de roulement.

v) Le 7 mars 2003, 1 500 000 bons de souscription spéciaux ont été échangés contre des parts de fiducie. Les bons spéciaux avaient été émis le 4 février 2003 pour 13 700 000 $, déduction faite des honoraires des preneurs fermes de 5 pour cent et des frais d'émission d'environ 550 000 $

vi) Le 27 mai 2003, la Fiducie a émis 200 000 parts de fiducie au prix de 10,50 $ la part, en guise de contrepartie de l'achat d'une propriété productrice de pétrole brut.

Le 27 juin 2003, la Fiducie a émis 625 000 parts de fiducie au prix de 10,00 $ la part, en guise de contrepartie partielle de l'achat d'une société fermée (note 4).

vii) Le 16 octobre 2003, la Fiducie a émis 4 312 500 parts de fiducie au prix de 12,00 $ la part, pour un produit de 51,75 millions de dollars, déduction faite des honoraires des preneurs fermes de 6 pour cent et des frais d'émission de 346 000 $. Le produit net a servi en partie à financer l'acquisition des propriétés de Carlyle dans le sud-est de la Saskatchewan.

8. Capital des porteurs de parts (suite)

b) Émis (suite)

viii) Le tableau suivant présente un sommaire de l'émission des parts de fiducie en vertu du régime de réinvestissement des distributions (« RRD »)

Mois de distribution	Date d'inscription aux registres	Date de paiement	Parts de fiducie émises aux termes du RRD	Montant
Janvier	31 janvier 2003	17 février 2003	79 208	794 650 $
Février	28 février 2003	17 mars 2003	73 230	780 223
Mars	31 mars 2003	15 avril 2003	96 019	907 805
Avril	30 avril 2003	15 mai 2003	98 533	925 662
Mai	31 mai 2003	16 juin 2003	103 059	990 697
Juin	30 juin 2003	15 juillet 2003	104 425	989 718
Juillet	31 juillet 2003	15 août 2003	92 818	989 612
Août	29 août 2003	15 septembre 2003	88 095	1 007 068
Septembre	30 septembre 2003	15 octobre 2003	89 578	1 028 349
Octobre	31 octobre 2003	14 novembre 2003	88 256	1 046 629
Novembre	28 novembre 2003	15 décembre 2003	95 783	1 177 244
31 décembre 2003			1 009 006	10 637 657 $

c) Renseignements par part

Le tableau ci-dessous indique le nombre de parts de fiducie sur lequel se fonde le calcul du bénéfice par part de fiducie.

	Exercice terminé le 31 décembre 2003	Période allant du 10 juillet (date de la création) au 31 décembre 2002
Nombre moyen pondéré de parts de fiducie en circulation – de base	**12 590 937**	1 391 608
Incidence des droits de souscription de parts de fiducie	**411 868**	87 500
Nombre moyen pondéré de parts de fiducie en circulation – dilué	**13 002 805**	1 479 108

9. Régime d'achat de parts de fiducie incitatif

Un régime incitatif d'achat de parts a été institué en vertu duquel la Fiducie est autorisée à attribuer des droits incessibles de souscription de parts de fiducie aux administrateurs, aux dirigeants, aux conseillers, aux salariés et à d'autres fournisseurs de services; ces droits visent un total de 1 121 000 parts de fiducie. Le prix d'exercice initial des droits attribués dans le cadre du régime est égal au cours de clôture la veille de la date à laquelle les droits sont attribués. Les droits ont une durée maximale de cinq ans. À l'occasion, le prix d'exercice des droits est révisé à la baisse en fonction des distributions au comptant qui sont faites à l'égard des parts de fiducie lorsque le taux de distribution minimum est atteint. Le tableau ci-dessous indique les parts de fiducie qui sont réservées aux fins d'émission dans le cadre du régime d'achat de parts de fiducie incitatif.

	Droits de souscription de parts de fiducie	Prix d'exercice moyen pondéré
Attribués le 25 novembre 2002	787 500	8,00 $
Réduction moyenne du prix d'exercice en raison des distributions	–	(0,20)
Au 31 décembre 2002	787 500	7,80
Attribués le 24 janvier 2003	32 500	10,21
Attribués le 14 février 2003	34 500	10,75
Attribués le 15 juillet 2003	12 500	10,18
Attribués le 17 juillet 2003	7 500	10,20
Attribués le 18 juillet 2003	11 000	10,30
Attribués le 17 octobre 2003	73 400	12,19
Attribués le 15 décembre 2003	106 250	13,15
Réduction moyenne du prix d'exercice en raison des distributions	–	(2,02)
Au 31 décembre 2003	1 065 150	6,86 $

Tous les droits de souscription de parts de fiducie non exercés deviennent acquis en tranches égales au cours des quatre prochains exerciices à la date anniversaire de leur attribution.

9. Régime d'achat de parts de fiducie incitatif (suite)

Aux fins de l'estimation des informations sur la juste valeur présentées ci-dessous, la juste valeur de chaque droit de souscription de parts de fiducie est estimée à la date d'attribution en fonction des hypothèses moyennes pondérées suivantes :

	Exercice terminé le 31 décembre 2003	Période allant du 10 juillet (date de la création) au 31 décembre 2002
Volatilité prévue	**23,30 %**	25,60 %
Taux d'intérêt sans risque	**4,08 %**	3,00 %
Durée prévue des droits de souscription de parts de fiducie	**4 ans**	4 ans
Distributions annuelles estimatives par part	**2,40 $**	2,40 $

Aux fins de l'établissement des informations pro forma, la juste valeur estimative de l'ensemble des droits de souscription de parts de fiducie est amortie sur les périodes d'acquisition des droits. Le bénéfice net pro forma et le bénéfice pro forma par part de fiducie de la Fiducie auraient été ramenés aux chiffres indiqués dans le tableau ci-dessous :

	Exercice terminé le 31 décembre 2003	Période allant du 10 juillet (date de la création) au 31 décembre 2002
Bénéfice net		
Déjà établi	**16 710 002 $**	5 136 093 $
Pro forma	**15 422 502 $**	4 969 520 $
Bénéfice par part - de base		
Déjà établi	**1,33 $**	3,69 $
Pro forma	**1,20 $**	3,57 $
Bénéfice par part - dilué		
Déjà établi	**1,29 $**	3,46 $
Pro forma	**1,16 $**	3,35 $

Au cours de l'exercice terminé le 31 décembre 2003 et de la période allant du 10 juillet au 31 décembre 2002, la Fiducie a constaté des montants de 234 563 $ et de 4 500 $ respectivement au titre de la charge de rémunération, et elle a inclus ces montants dans les frais généraux et administratifs à l'état consolidé des résultats et du bénéfice cumulé.

10. Billets de financement provisoire remboursables en capitaux propres

Le 28 juillet 2003, la Fiducie a conclu deux ententes portant sur des billets de financement provisoire remboursables en capitaux propres qui prévoient des avances pouvant aller jusqu'à 40 millions de dollars. Les conditions générales sont les mêmes dans le cas des deux ententes. Dans l'un des cas, il s'agit d'une entente de 30 millions de dollars conclue avec une société contrôlée par un administrateur de Harvest Operations et, dans le deuxième cas, d'une entente de 10 millions de dollars conclue avec un administrateur de Harvest Operations.

Aux termes des ententes, les intérêts sont versés trimestriellement à termes échus et sont calculés quotidiennement à un taux fixe de 10 pour cent l'an. La Fiducie a le choix de régler les versements d'intérêts trimestriels soit au comptant, soit en émettant des parts de fiducie. Si elle choisit d'émettre des parts, le nombre de parts de fiducie qu'elle peut émettre pour régler un versement trimestriel doit équivaloir au montant du paiement trimestriel divisé par 90 pour cent du plus récent cours moyen pondéré sur dix jours.

La Fiducie a également le choix de rembourser en tout temps les montants en capital impayés. Si la Fiducie choisit de rembourser une partie du montant en capital impayé, ce paiement doit être fait au comptant. Si la Fiducie choisit de rembourser le montant intégral en capital plus le paiement trimestriel des intérêts courus à l'échéance, elle a alors le choix de s'acquitter de cette obligation soit en faisant un versement au comptant, soit en émettant des parts de fiducie. Les conditions permettant de régler en émettant des parts sont les mêmes que celles qui s'appliquent aux possibilités de règlement des intérêts dont il a été question ci-dessus. La partie du capital impayé et l'ensemble des intérêts courus et impayés sur les ententes concernant les billet de financement provisoire remboursables en capitaux propres doit être payée en entier le 1er janvier 2005. Une garantie a été donnée sous la forme d'une débenture constituant une charge fixe et flottante sur la PBN de la Fiducie. Les prêteurs du financement provisoire remboursable en capitaux propres peuvent exiger le remboursement du montant intégral s'il se produit des cas de manquement précis aux termes des ententes portant sur les billets de financement provisoire remboursables en capitaux propres. Le 29 septembre 2003, les ententes portant sur les billets de financement provisoire remboursables en capitaux propres ont été modifiées afin de proroger la durée de l'utilisation permise aux termes d'ententes antérieures de façon à englober le remboursement de la dette bancaire. Au 31 décembre 2003, il y avait une tranche de 25 millions de dollars qui avait été prélevée sur les billets de financement provisoire remboursables en capitaux propres, et le montant des intérêts courus qui s'établissait à 665 069 $ a été réglé après la fin de l'exercice (note 15). Le total des intérêts courus et payés au cours de l'exercice sur le financement provisoire remboursable en capitaux propres s'éleve respectivement à 870 274 $ et 205 205 $. Les intérêts sur les billets de financement provisoire remboursables en capitaux propres représentent une charge imputée aux capitaux propres; ils ne sont pas inclus dans les résultats.

11. Impôts sur les bénéfices

Les impôts futurs reflètent l'incidence fiscale nette des écarts temporaires entre les valeurs comptables des éléments d'actif et de passif de Harvest Operations et de WestCastle présentées aux fins de l'information financière et les valeurs fiscales de ces éléments. En 2003, le projet de loi visant la réduction de certains taux fédéral et provinciaux de l'impôt des sociétés a reçu la sanction royale. Ces changements de taux qui devraient s'appliquer à des degrés divers au cours des cinq prochains exercices, ont donné lieu à un taux d'imposition réel de 34 pour cent pour la Fiducie, taux qui s'appliquera à l'écart temporaire dans le calcul futur de l'impôt.

La provision pour les impôts futurs diffère du montant qui aurait résulté de l'application des taux d'imposition canadiens combinés fédéral et provincial au bénéfice présenté avant les impôts sur les bénéfices, comme l'indique le tableau ci-dessous.

	Exercice terminé le 31 décembre 2003	Période allant du 10 juillet (date de la création) au 31 décembre 2002
Bénéfice avant les impôts	**8 705 346 $**	3 910 864 $
Charge fiscale calculée aux taux prévus par la loi, soit de 40,6 % et de 42,1 %, respectivement	**3 536 112**	1 646 473
Montant inclus dans le bénéfice de la Fiducie	**(13 293 485)**	(2 912 280)
	(9 757 373)	(1 265 807)
Augmentation (diminution) découlant des éléments suivants :		
Redevances à la Couronne et autres paiements non déductibles	**(61 482)**	9 400
Déduction fédérale relative aux ressources	**2 061 812**	(17 000)
Frais relatifs au régime de droits à la plus-value des parts	**98 935**	–
Gain de change	**(1 281 561)**	–
Modification des taux	**794 419**	–
Autres	**(16 788)**	1 407
Impôts futurs	**(8 162 038)$**	(1 272 000)$

11. Impôts sur les bénéfices (suite)

Le tableau ci-dessous indique les composantes des actifs d'impôts futurs :

	Exercice terminé le 31 décembre 2003	Période allant du 10 juillet (date de la création) au 31 décembre 2002
Actifs d'impôts futurs		
Réserves aux fins fiscales en excédent de la valeur comptable nette des biens pétroliers et gaziers	8 782 000 $	552 700 $
Déduction relative aux ressources	1 203 000	172 000
Pertes fiscales reportées prospectivement	1 600 000	547 300
Actif d'impôts futurs net	11 585 000 $	1 272 000 $

Au 31 décembre 2003, la Fiducie disposait de réserves aux fins fiscales totalisant 118 millions de dollars, y compris des pertes autres qu'en capital de 0,8 million de dollars qui expirent en 2009. Les réserves aux fins fiscales excèdent les valeurs comptables correspondantes d'environ 7,7 millions de dollars.

Au 31 décembre 2003, Harvest Sask Energy Trust disposait de réserves aux fins fiscales s'élevant au total à 47,5 millions de dollars. Les valeurs comptables correspondantes excèdent les réserves aux fins fiscales d'environ 4 millions de dollars.

Au 31 décembre 2003, Harvest Operations disposait de catégories de biens totalisant 44,8 millions de dollars, y compris des pertes autres qu'en capital de 4,1 millions de dollars dont des tranches de 1,1 million de dollars et de 3 millions de dollars expirent respectivement en 2009 et en 2010. La valeur fiscale de ces réserves aux fins fiscales excède les valeurs comptables correspondantes d'environ 24,7 millions de dollars.

Au 31 décembre 2003, Westcastle disposait de réserves aux fins fiscales s'élevant au total à 7,1 millions de dollars. La valeur fiscale de ces réserves aux fins fiscales excède les valeurs comptables correspondantes d'environ 7 millions de dollars.

12. Instruments financiers

La Fiducie est exposée aux risques de marché qui découlent de la fluctuation des prix des marchandises, des taux de change et des taux d'intérêt dans le cours normal de ses activités.

a) Justes valeurs

Les instruments financiers de la Fiducie sont constitués essentiellement de l'encaisse, des débiteurs, des charges payées d'avance, des créditeurs et charges à payer, des distributions à payer, de l'impôt des grandes sociétés exigible et d'emprunts à court terme. Au 31 décembre 2003, il n'existait aucune différence significative entre la valeur comptable de ces instruments financiers présentée au bilan et leur juste valeur estimative respective.

b) Risque de taux d'intérêt

La Fiducie est exposée au risque de taux d'intérêt sur sa dette à long terme.

c) Risque de crédit

La quasi-totalité des débiteurs représentent des créances sur des clients du secteur pétrolier et gazier et exposent la Fiducie par conséquent au risque de crédit normal que présente ce secteur d'activité. La concentration du risque de crédit est atténuée par le fait que la Fiducie a une vaste clientèle constituée d'un grand nombre de sociétés qui exercent des activités conjointement avec elle. La Fiducie évalue régulièrement la santé financière de ses partenaires et de ses clients, y compris celle des parties à des ententes de commercialisation et à d'autres opérations sur marchandises. La valeur comptable des débiteurs reflète l'évaluation que fait la direction des risques de crédit qui y sont associés.

d) Risque de taux de change

La Fiducie est exposée au risque lié aux fluctuations du taux de change entre le dollar canadien et le dollar américain sur les ventes de marchandises qui sont libellées en dollars US ou directement influencées par les prix repères du dollar US. En 2003, la Fiducie a emprunté des fonds libellés en dollars US destinés à couvrir de manière économique l'incidence des taux de change sur les ventes au cours de l'exercice. Au 31 décembre 2003, la totalité de la dette libellée en dollars US avait été remboursée.

e) Gestion du risque lié aux marchandises

La Fiducie a recours à des contrats de vente de pétrole et à des instruments financiers dérivés afin de satisfaire à cette exigence. Harvest Operations doit fournir à l'occasion une garantie qui est fondée sur le cours du marché des marchandises sous-jacentes à ces contrats. La Fiducie est également exposée au risque lié à la contrepartie à ces contrats dérivés. Le risque est géré en diversifiant les contreparties associées au portefeuille d'instruments dérivés de la Fiducie.

12. Instruments financiers (suite)

e) Gestion du risque lié aux marchandises (suite)

Le tableau ci-dessous présente un sommaire des contrats de vente de pétrole en cours au 31 décembre 2003 qui prévoient des prix de vente futurs fixes et qui ont des caractéristiques de swaps de prix ou de tunnels.

Tunnels fondés sur le West Texas Intermediate			
Quantité par jour	**Durée**	**Prix le baril (note 1)**	**Gain (perte) résultant de l'évaluation à la valeur du marché (en dollars CA)**
2 500 b/j	Janvier à décembre 2004	22,00 $ US – 28,10	(2 456 677)$
1 000 b/j	Janvier à décembre 2004	23,00 $ US – 27,95 (18,00 $)	(1 095 885)$
1 000 b/j	Janvier à décembre 2004	25,00 $ US – 28,25 (18,00 $)	(954 367)$
500 b/j	Janvier à décembre 2004	27,50 $ US – 31,00 (20,25 $)	(154 929)$
500 b/j	Janvier à décembre 2004	27,65 $ US – 33,00 (21,00 $)	(47 173)$

Note 1 : Harvest a vendu une option de vente au prix indiqué entre parenthèses, pour les mêmes volumes que le contrat de marchandise connexe. La contrepartie peut lever cette option si l'indice respectif tombe au-dessous du prix fixé sur une base de règlement mensuelle.

12. Instruments financiers (suite)

e) Gestion du risque lié aux marchandises (suite)

Tunnels fondés sur le West Texas Intermediate			
Quantité par jour	Durée	Prix le baril (note 1)	Gain (perte) résultant de l'évaluation à la valeur du marché (en dollars CA)
1 510 b/j	Janvier à mars 2004	23,23 $ US	(1 553 580)$
1 300 b/j	Janvier à mars 2004	24,33 $ US	(1 171 187)$
500 b/j	Janvier à décembre 2004	24,12 $ US (15,50 $)	(1 441 863)$
500 b/j	Janvier à décembre 2004	24,25 $ US	(1 399 408)$
500 b/j	Janvier à décembre 2004	29,32 $ US	(203 583)$
1 430 b/j	Avril à juin 2004	22,93 $ US	(1 297 309)$
1 200 b/j	Avril à juin 2004	25,50 $ US	(2 911 765)$
1 380 b/j	Juillet à septembre 2004	22,70 $ US	(1 098 458)$
500 b/j	Juillet à septembre 2004	24,56 $ US	(287 414)$
1 325 b/j	Octobre à décembre 2004	22,54 $ US	(957 680)$
500 b/j	Octobre à décembre 2004	24,03 $ US	(272 808)$
500 b/j	Janvier à décembre 2004	30,50 $ US	74 736 $
500 b/j	Janvier à décembre 2005	24,00 $ US	(811 076)$
1 100 b/j	Janvier à mars 2005	22,38 $ US	(714 041)$
1 030 b/j	Avril à juin 2005	22,18 $	(652 039)$

Swaps fondés sur l'écart du mélange de pétrole brut LLyodminster			
2 000 b/j	Janvier à décembre 2004	(7,75)$ US	1 368 005 $
1 000 b/j	Janvier à décembre 2004	(8,20)$ US	471 726 $
500 b/j	Janvier à décembre 2004	(7,90)$ US	306 622 $

12. Instruments financiers (suite)

e) Gestion du risque lié aux marchandises (suite)

Le tableau ci-dessous présente un sommaire des swaps de couverture des prix de l'électricité que Harvest Operations a conclus au 31 décembre 2003 afin de fixer le coût de sa consommation d'électricité future.

Swaps fondés sur les prix de l'électricité			
Quantité	**Durée**	**Prix le mégawatt**	**Gain (perte) résultant de l'évaluation à la valeur du marché**
5 MW	Janvier à décembre 2004	46,00 $ CA	384 300 $
5 MW	Janvier à décembre 2004	46,00 $ CA	384 300 $
5 MW	Janvier à décembre 2004	45,50 $ CA	406 260 $
5 MW	Janvier à décembre 2005	43,00 $ CA	153 300 $
9,75 MW	Janvier 2004 à mars 2006	44,50 $ CA	1 372 920 $

Swaps fondés sur les prix de l'électricité			
Swaps	**Durée**	**Prix le mégawatt**	**Gain (perte) résultant de l'évaluation à la valeur du marché**
5 MW	Janvier à décembre 2005	8,40 Gj/Mwh	46 253 $

Contrats de change			
Montant mensuel du contrat	**Durée**	**Taux du contrat**	**Gain (perte) résultant de l'évaluation à la valeur du marché (en dollars CA)**
3 M $ US	Janvier à décembre 2004	1,3333 CA/US	1 735 435 $

Au 31 décembre 2003, la perte nette non réalisée découlant de l'évaluation à la valeur du marché de l'ensemble des contrats sur instruments financiers dérivés conclus par Harvest Operations était d'environ 12 467 527 $. Harvest Operations a fourni un dépôt aux contreparties à certains de ses contrats d'instruments financiers dérivés, en fonction de l'évaluation à la valeur du marché de ces contrats à la fin du jour de négociation. Au 31 décembre 2003, ce montant s'est élevé au total à 11 899 127 $ et est inscrit dans le solde du compte charges payées d'avance et acomptes.

13. Variation des éléments hors caisse du fonds de roulement

	Exercice terminé le 31 décembre 2003	Période allant du 10 juillet (date de la création) au 31 décembre 2002
Variation des éléments hors caisse du fonds de roulement		
Débiteurs	(5 589 776)$	(13 577 870)$
Charges payées d'avance et acomptes	(11 596 322)	(534 573)
Créditeurs et charges à payer	11 546 159	5 640 176
Distributions au comptant à payer	1 559 301	–
Intérêts courus à payer	(57 842)	389 349
Intérêts à payer sur les billets de financement provisoire remboursables en capitaux propres	665 069	–
	(3 473 411)$	(8 082 918)$
Variation se rapportant aux activités d'exploitation	(12 285 485)$	(6 974 243)$
Variation se rapportant aux activités de financement	2 224 370	781 049
Variation se rapportant aux activités d'investissement	330 516	(1 889 724)
Ajouter : Variations hors caisse	6 257 188	–
	(3 473 411)$	(8 082 918)$

14. Opérations entre apparentés

Un administrateur et une société contrôlée par un administrateur de Harvest Operations ont consenti des avances de 33,5 millions de dollars, et ont reçu un remboursement de 8,5 millions de dollars en vertu de l'entente portant sur les billets de financement provisoire remboursables en capitaux propres durant l'exercice terminé le 31 décembre 2003. La Fiducie a versé 205 205 $ sur le total de 870 274 $ des intérêts courus durant l'exercice (note 10).

Une société contrôlée par un administrateur de Harvest Operations a consenti une avance de 25 millions de dollars et a reçu un remboursement de 25 millions de dollars en vertu d'un billet de financement provisoire durant l'exercice terminé le 31 décembre 2003. La Fiducie a versé 71 233 $ en intérêt sur ce billet de financement provisoire durant l'exercice.

Une société contrôlée par un administrateur de Harvest Operations a exercé les droits rattachés à des bons de souscription visant l'achat de 150 000 parts de fiducie pour un produit de 150 000 $ le 24 janvier 2003 (note 8).

Une société contrôlée par un administrateur de Harvest Operations a sous-loué des locaux à bureaux et a obtenu des services administratifs à la juste valeur marchande.

15. Événements postérieurs à la date du bilan

Le 1er janvier 2004, WestCastle et Harvest Operations ont fusionné.

Le 2 janvier 2004, la Fiducie a versé 665 069 $ sur les intérêts courus à payer relativement aux billets de financement provisoire remboursables en capitaux propres (notes 10 et 14).

Le 29 janvier 2004, la Fiducie a conclu une émission de 60 mille débentures subordonnées non garanties convertibles, 9 pour cent, échéant le 31 mai 2009. Ce financement a permis de dégager un produit de 60 millions de dollars. Les intérêts sur les débentures doivent être payés semestriellement à termes échus en versements égaux les 31 mai et 30 novembre de chaque année, à compter du 31 mai 2004. Les débentures peuvent être converties au gré du porteur en parts de fiducie entièrement payées et non susceptibles de faire l'objet d'appels subséquents en tout temps avant la fermeture des bureaux le 31 mai 2009 ou le jour ouvrable précédant la date précisée par la Fiducie pour le rachat des débentures, selon la date la plus antérieure des deux; le prix de conversion est de 14,00 $ par part, plus un versement au comptant pour les intérêts courus et pour les fractions de parts de fiducie découlant de la conversion. La Fiducie peut, à son gré, rembourser en totalité ou en partie les débentures après le 31 mai 2007, à un prix de 1 050 $ par débenture entre le 1er juin 2007 et le 31 mai 2008, et à un prix de 1 025 $ par débenture entre le 1er juin 2008 et le 31 mai 2009. Tout remboursement comprendra les intérêts courus et impayés au moment de la conclusion de l'opération. La Fiducie peut choisir également de rembourser les débentures à leur échéance en émettant des parts de fiducie à un prix équivalant à 95 pour cent du cours moyen pondéré en vigueur durant les 20 jours consécutifs précédents, 5 jours avant la date de règlement. Un règlement en parts de fiducie doit faire l'objet d'un avis précis et recevoir une autorisation réglementaire. À l'émission des débentures, la Fiducie a remboursé l'encours de 25 millions de dollars des billets de financement provisoire remboursables en capitaux propres au 31 décembre 2003 (note 10) ainsi que les intérêts courus au montant de 185 232 $.

Le 16 février 2004, 13 700 droits de souscription de parts de fiducie ont été émis à des employés en vertu du régime d'achat de parts de fiducie incitatif. Ces droits peuvent être exercés au prix de 13,35 $ la part. Les droits de souscription de parts de fiducie deviennent acquis en tranches égales au cours des quatre prochains exercices à leur date anniversaire.

Le 24 février 2004, 12 000 droits de souscription de parts de fiducie ont été émis à des employés en vertu du régime d'achat de parts de fiducie incitatif. Ces droits peuvent être exercés au prix de 13,75 $ la part. Les droits de souscription de parts de fiducie deviennent acquis en tranches égales au cours des quatre prochains exercices à leur date anniversaire.

Entre le 22 janvier 2004 et le 31 mars 2004, 11 250 droits de souscription de parts de fiducie ont été exercés ou réglés; de ce nombre, 5 000 ont été réglés par la Fiducie contre une somme au comptant d'environ 30 000 $ et 6 250 par l'émission de parts de fiducie en un nombre équivalent, à un prix d'exercice de 5,20 $ la part. Durant cette même période, 15 875 droits à la plus-value des parts de fiducie ont été annulés.

Le 15 mars 2004, des débentures convertibles de 1 million de dollars émises le 29 janvier 2004 ont été converties en 71 428 parts de fiducie. En même temps que cette conversion, la Fiducie a versé un total de 11 350 $ au comptant pour des intérêts courus et pour les fractions de parts.

15. Événements postérieurs à la date du bilan (suite)

Le 19 mars 2004, Harvest Operations a conclu un contrat de swap de prix fixe visant l'achat de 1 008 gigajoules de gaz naturel au prix de 6,05 $ le Gj, du 1er janvier au 31 décembre 2005. Ce contrat a été conclu avec l'intention de le combiner avec l'achat du swap précédent sur le taux de chauffage à l'électricité à 8,40 $ le GJ/MWh pour 5MW d'électricité durant la même période. Mis en combinaison, ces deux instruments ont de fait donné lieu à l'achat de 5MW d'électricité au prix de 50,82 $ le MWh.

Le tableau ci-dessous présente un sommaire des distributions déclarées par la Fiducie et qu'elle a versées après la fin de l'exercice.

Mois de distribution	Date de clôture des registres	Date de paiement	Parts de fiducie émises aux termes du RRD	Total du montant de la distribution
Décembre 2003	31 décembre 2003	15 janvier 2004	54 761	3 421 801 $
Janvier	31 janvier 2004	16 février 2004	14 870	3 432 753
Février	27 février 2004	15 mars 2004	24 980	3 435 774
Mars	31 mars 2004	15 avril 2004	21 825	3 456 300

Le 14 avril 2004, la Fiducie a déclaré une distribution de 0,20 $ par part de fiducie payable aux porteurs de parts inscrits le 30 avril 2004. Le paiement des distributions devrait s'élever au total à 3 460 671 $ et sera effectué le 14 mai 2004.

Le tableau suivant présente un sommaire des contrats de vente de pétrole prévoyant des prix de vente futurs fixes, qui ont des caractéristiques de swaps de prix ou de tunnels et que Harvest Operations a conclu après le 31 décembre 2003 :

Tunnels fondés sur le West Texas Intermediate			
Date de l'opération	Quantité par jour	Durée	Prix le baril (note 1)
21 janvier 2004	500 b/j	Janvier à juin 2005	28,00 $ US – 31,20 (21,00 $)
20 février 2004	500 b/j	Janvier à juin 2005	28,00 $ US – 30,70 (22,00 $)
20 février 2004	500 b/j	Juillet à décembre 2005	27,50 $ US – 29,80 (22,00 $)
27 février 2004	500 b/j	Janvier à juin 2005	28,00 $ US – 32,25 (22,00 $)
10 mars 2004	500 b/j	Janvier à juin 2005	29,00 $ US – 32,50 (22,00 $)
10 mars 2004	500 b/j	Janvier à décembre 2005	28,00 $ US – 31,50 (22,00 $)
18 mars 2004	500 b/j	Janvier à juin 2005	29,00 $ US – 34,60 (22,00 $)

Note 1 : Harvest a vendu une option de vente au prix indiqué entre parenthèses, pour les mêmes volumes que le contrat de marchandise connexe. La contrepartie peut lever cette option si l'indice respectif tombe au-dessous du prix fixé sur une base de règlement mensuelle.

16. Engagements et éventualités

La Fiducie est partie à l'occasion à des litiges ou à des demandes de règlement qui sont intentées contre elle dans le cours normal de ses activités. La direction de la Fiducie n'est au courant d'aucune réclamation ni d'aucune poursuite intentée contre la Fiducie qui pourrait avoir une incidence significative sur la situation financière ou les résultats d'exploitation déclarés de cette dernière.

La Fiducie a des lettres de crédit impayées d'un montant d'environ 3,3 millions de dollars relativement à l'utilisation d'une infrastructure d'électricité. Ces lettres sont fournies par les prêteurs de la Fiducie en vertu de la disponibilité du prêt remboursable à vue. Les lettres expirent en 2004 mais elles devraient pouvoir être renouvelées au besoin.

Appendix

Detailed Property Evaluation

Black Creek

Run 36 - 00/06-20-041-03-W4
Run 37 - 00/09-20-041-03-W4/0

(*Acq stands for acquisition stated value which is average daily production for second half of 2
(*all fluid values are in bbls and gas vaules in mmcf)

Production report is from August 15, 2004 to August 21, 2004

AREA		Gross Oil	Net Oil	Acq Net Oil	Difference	Acq NGL
Wain B:	Report Total	20398	20410.4			
	Daily Avg	2914	2915.8	2670	245.8	
Badger	Report Total	5312.4	5312.6			
	Daily Avg	758.9	758.9	888	-129.1	
Black Butte	Report Total	unreported	–			
	Daily Avg	unreported	–	54		
Cavalier	Report Total	6771.9	6734.2			
	Daily Avg	967.4	962	726	236	50
Chauvin	Report Total	3815.5	3817.4			
	Daily Avg	545.1	545.3	472	73.3	
Halkirk	Report Total	1415	1415.9			
	Daily Avg	202.1	202.3	257	-54.7	29
Leahurst	Report Total	4174.2	2934.6			
	Daily Avg	596.3	419.2	410	9.2	13
Murray Lk	Report Total	167.7	167.9			
	Daily Avg	24	24	37	-13	
Suffield	Report Total	53958.2	53961.5			
	Daily Avg	7708.3	7708.8	8207	-498.2	
VFK	Report Total	2833.1	2836.2			
	Daily Avg	404.7	405.2	432	-26.8	
Monchy				0		
Crossfield				0		
Westerose				272		
				Total Difference:	-157.5	

AREA		Gross Gas	Net Gas	Acq Net Gas	Difference
Wain B:	Report Total	0	0		
	Daily Avg	0	0	0	0
Badger	Report Total	6.18	6.18		
	Daily Avg	0.88	0.88	1.1	-0.22
Black Butte	Report Total	unreported	–		
	Daily Avg	unreported	–	0	
Cavalier	Report Total	49.8	49.71		
	Daily Avg	7.11	7.1	6.7	0.4
Chauvin	Report Total	0.6	0.6		
	Daily Avg	0.09	0.09	0	0.09
Halkirk	Report Total	15.06	15.06		
	Daily Avg	2.15	2.15	1.4	0.75
Leahurst	Report Total	5.14	3.88		
	Daily Avg	0.73	0.55	0.392	0.158
Murray Lk	Report Total	0	0		
	Daily Avg	0	0	0	0
Suffield	Report Total	12.98	12.98		
	Daily Avg	1.85	1.85	1.3	0.55

VFK	Report Total	1.91	1.91		
	Daily Avg	0.27	0.27	0.086	0.184
Monchy				0.133	
Crossfield				15.5	
Westerose				0.101	
				Total Difference:	2.132

:004)

HARVEST ENERGY TRUST

NOTICE ANNUELLE DE RENOUVELLEMENT DE 2003

LE 30 AVRIL 2004

TABLE DES MATIÈRES

MISE EN GARDE RELATIVE AUX ÉNONCÉS PROSPECTIFS

La Fiducie fait la présente mise en garde au sujet de facteurs importants qui pourraient faire en sorte que ses résultats réels diffèrent considérablement des résultats prévus par les énoncés prospectifs faits dans la présente notice annuelle. Les énoncés qui expriment ou mettent en cause des attentes, des convictions, des projets, des objectifs, des hypothèses ou des événements ou rendements futurs (souvent, mais pas toujours, au moyen de termes tels que « entraînera probablement », « s'attendre à », « continuer à », « prévoir », « estimer », « avoir l'intention de », « projeter », « projections » et « perspectives ») ne constituent pas des faits historiques et peuvent constituer des énoncés prospectifs. Ces énoncés peuvent mettre en cause des estimations, des hypothèses et des incertitudes qui pourraient faire en sorte que les résultats réels diffèrent considérablement des résultats qu'ils expriment. Par conséquent, ces énoncés sont présentés sous réserve des facteurs dont il est question dans la présente notice annuelle, plus particulièrement les facteurs de risque qui sont présentés à la rubrique « Facteurs de risque ». Étant donné que les résultats réels pourraient différer considérablement des résultats exprimés par les énoncés prospectifs faits par la Fiducie ou pour son compte, les épargnants sont priés de ne pas s'y fier indûment. De plus, ces énoncés prospectifs sont valides à la date à laquelle ils ont été faits uniquement, et la Fiducie ne s'engage aucunement à les mettre à jour pour tenir compte de nouveaux événements ou circonstances survenus après la date à laquelle ils ont été faits ou pour tenir compte d'événements imprévus, sauf si la loi, y compris les lois sur les valeurs mobilières applicables, l'y oblige. De nouveaux facteurs pourraient survenir, et la direction de la Société n'est pas en mesure de prévoir chacun d'eux ni d'évaluer à l'avance l'incidence qu'ils auront sur la Fiducie et la mesure dans laquelle un ou plusieurs de ces facteurs pourraient faire en sorte que les résultats réels diffèrent considérablement des résultats exprimés dans les énoncés prospectifs.

DIVULGATION SUPPLÉMENTAIRE

Les espèces à distribuer, les espèces distribuables et le taux de rendement en termes d'encaisse ne sont pas reconnus par les principes comptables généralement reconnus. La direction estime qu'en plus du bénéfice net et du bénéfice net par part de fiducie, les espèces à distribuer et les espèces distribuables sont des mesures supplémentaires utiles, étant donné qu'elles donnent aux épargnants des renseignements sur les espèces distribuables. Le taux de rendement en termes d'encaisse est une autre mesure utile et largement utilisée, qui donne aux épargnants des renseignements sur les espèces effectivement distribuées par rapport au cours de négociation. Les épargnants sont prévenus que les espèces à distribuer, les espèces distribuables et le taux de rendement en termes d'encaisse ne devraient pas être interprétés comme une mesure de rechange au bénéfice net établi selon les principes comptables généralement reconnus du Canada. **Les épargnants sont également prévenus que le taux de rendement en termes d'encaisse constitue à la fois un remboursement du placement initial des épargnants et le rendement de ce placement et qu'il n'est pas comparable au rendement traditionnel sur les titres d'emprunt à l'égard desquels les épargnants ont droit au remboursement intégral du capital de la dette à l'échéance en plus du rendement du capital investi qu'ils touchent au moyen des versements d'intérêts.**

GLOSSAIRE

Dans la présente notice annuelle, sauf indication contraire, les termes suivants ont le sens qui leur est donné ci-après :

« **acte de fiducie** » désigne l'acte de fiducie modifié et mis à jour daté du 10 juillet 2003 conclu entre le fiduciaire et la Société, en sa version modifiée au moyen d'actes de fiducie complémentaires.

« **acte relatif aux débentures** » désigne l'acte de fiducie daté du 29 janvier 2004 conclu entre la Fiducie, la Société et le fiduciaire des débentures, à titre de fiduciaire.

« **actions échangeables** » désigne les actions échangeables sans droit de vote du capital de la Société.

« **amodiation** » désigne une convention aux termes de laquelle un tiers convient d'assumer la totalité ou une partie des frais de forage de puits d'une ou de plusieurs propriétés en vue d'acquérir une participation dans celles-ci, une filiale en exploitation conservant un intérêt résiduel dans les propriétés en question.

« **BCAA** » désigne la *Business Corporations Act* (Alberta), en sa version modifiée, y compris le règlement y afférent.

« **billets** » désigne, collectivement, les billets à ordre que la Société peut émettre en série conformément à un acte relatif aux billets, qui seront remboursés en contrepartie d'une partie de la PBN, dont la juste valeur marchande correspond au capital en question et qui sont assujettis aux modalités suivantes :

a) les billets ne sont pas garantis et portent intérêt au taux annuel de 6 % payable mensuellement à terme échu le 20e jour du mois suivant;

b) les billets sont subordonnés à toutes les dettes prioritaires, ce qui comprend toutes les dettes relatives aux sommes empruntées ou dues dans le cadre de l'achat de propriétés en cas de défaut de paiement de ces dettes prioritaires, et à tous les comptes fournisseurs de la Société ou d'une filiale de celle-ci ou de la Fiducie dans le cadre de procédures intentées par un créancier, par exemple en cas de faillite, de liquidation ou d'insolvabilité;

c) sous réserve de leur remboursement par anticipation, les billets sont exigibles au 15e anniversaire de la date à laquelle ils ont été émis;

d) le capital global des billets ne doit pas excéder 500 M$;

e) les billets sont assujettis aux autres modalités, habituellement stipulées dans les actes relatifs aux billets à ordre de ce type, qui sont approuvées par le conseil de Harvest.

« **billets de financement provisoire** » désigne, collectivement, les billets de financement provisoire datés du 29 septembre 2003 conclus entre la Fiducie et chacun des prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 30 M$ peuvent être consenties à la Fiducie afin de faciliter le remboursement intégral de la facilité bancaire existante à ce moment-là et le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des propriétés Carlyle.

« **billets de financement provisoire par capitaux propres** » désigne, collectivement, les billets de financement provisoire par capitaux propres datés du 28 juillet 2003 et modifiés le 29 septembre 2003, conclus entre la Fiducie et chacun des prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 40 M$ peuvent être consenties à la Fiducie afin de faciliter le remboursement intégral de la facilité bancaire existante à ce moment-là de la Société et le paiement de l'obligation différée de versement du prix d'achat résultant de l'opération visant les propriétés Carlyle.

« **bons de souscription spéciaux** » désigne les bons de souscription de parts de fiducie spéciaux vendus aux membres d'un syndicat de prise ferme le 4 février 2003, qui ont été échangés contre des parts de fiducie au moment de leur exercice réputé le 7 mars 2003.

« **bruts** » ou « **brutes** » désigne :

a) à l'égard de la participation des filiales en exploitation dans la production et les réserves, les « réserves brutes de la Société », qui sont la quote-part attribuable à la participation (en exploitation ou hors exploitation) des filiales en exploitation, sans déduire les redevances et sans inclure les droits de redevance de celles-ci;

b) à l'égard des puits, le nombre total de puits dans lesquels les filiales en exploitation ont une participation;

c) à l'égard des propriétés, la superficie totale des propriétés dans lesquelles les filiales en exploitation ont une participation.

« **Caribou** » désigne Caribou Capital Corp.

« **CIAR** » désigne le crédit d'impôt de l'Alberta au titre des redevances, programme du gouvernement provincial de l'Alberta prévoyant l'octroi, dans certaines circonstances, de crédits d'impôt relatifs aux redevances sur la production de pétrole et de gaz naturel payables à la province d'Alberta.

« **conseil d'administration** » ou « **conseil de Harvest** » désigne le conseil d'administration de la Société.

« **convention d'administration** » désigne la convention datée du 27 septembre 2002 conclue entre le fiduciaire et la Société, aux termes de laquelle la Société fournit certains services d'administration et de consultation relativement à la Fiducie. Voir « Description de la Fiducie » et « Renseignements sur la Société ».

« **conventions de financement provisoire** » désigne, collectivement, les billets de financement provisoire et les billets de financement provisoire par capitaux propres.

« **convention de vente de redevances directes** » désigne une convention d'achat et de vente conclue entre la Fiducie et une filiale en exploitation prévoyant l'achat de redevances directes, par la Fiducie, à une filiale en exploitation.

« **convention relative à l'acquisition des propriétés Carlyle** » désigne la convention d'achat et de vente conclue entre le vendeur des propriétés Carlyle et la Société en date du 1er octobre 2003 relativement à l'achat des propriétés Carlyle.

« **conventions relatives à la PBN** » désigne, collectivement, la convention relative à la participation au bénéfice net modifiée et mise à jour datée du 27 septembre 2002, conclue entre la Société et la Fiducie, la convention de redevances conclue en date du 17 janvier 2003 entre WEI et Compagnie Trust BNY Canada et la convention relative à la participation au bénéfice net du 17 octobre 2003, conclue entre HST et la Fiducie, et « **convention relative à la PBN** » désigne l'une ou l'autre de ces conventions, selon le cas.

« **date de clôture des registres** » désigne le 31 décembre de chaque année suivant la date des présentes et le dernier jour de chaque mois civil ou toute autre date que le fiduciaire pourrait établir d'après la recommandation du conseil d'administration.

« **débentures** » désigne les débentures subordonnées non garanties convertibles à 9 % de la Fiducie échéant le 31 mai 2009.

« **débentures du groupe de direction** » désigne les débentures de 990148 Alberta Ltd. antérieurement détenues par le groupe de direction. Voir « Facteurs de risque – Parts de fiducie appartenant au public et aux initiés ».

« **dette de premier rang** » désigne toutes les dettes et obligations de la Fiducie (qu'elles soient impayées à la date de l'acte ou créées, contractées ou prises en charge par la suite ou qu'il s'agisse de dettes et d'obligations dont la Fiducie est tenue responsable relativement à une garantie, à une indemnisation, à un cautionnement ou à une responsabilité conjointe et individuelle) (i) se rapportant à des sommes qu'elle-même ou une filiale a empruntées, (ii) se rapportant à l'acquisition d'une entreprise, d'une propriété ou d'un élément d'actif réalisée par elle-même ou une filiale, (iii) se rapportant à des effets ou à des conventions visant à atténuer certains risques conclus par elle-même ou une filiale, (iv) se rapportant à ses comptes fournisseurs ou à ceux de ses filiales ou (v) se rapportant à des renouvellements, à des prolongations, à des restructurations ou à des refinancements de la dette ou de l'obligation en question, sauf si le document créant ou attestant la dette ou l'obligation prévoit que celle-ci est de rang égal ou inférieur aux débentures en ce qui a trait au droit de paiement.

« **espèces à distribuer** » désigne, pour une période donnée, les espèces distribuables, déduction faite des sommes prélevées par la Fiducie et destinées au fonds de capital.

« **espèces distribuables** » désigne, pour une période donnée, toutes les sommes que la Fiducie pourrait distribuer, pendant la période applicable, aux porteurs de parts de fiducie avant d'effectuer les prélèvements destinés au fonds de capital. Voir « Description de la Fiducie – Espèces distribuables ».

« **facilité bancaire actuelle** » désigne la facilité de crédit consentie par le prêteur de la facilité bancaire actuelle qui est décrite à la rubrique « Renseignements sur la Société – Emprunts de la Société ».

« **facilité bancaire préalable** » désigne la facilité de crédit consentie à la Société par le prêteur de la facilité bancaire préalable, qui a été remboursée intégralement le 30 septembre 2003.

« **facilité bancaire provisoire** » désigne la facilité de crédit provisoire consentie par le prêteur de la facilité bancaire provisoire, qui est décrite à la rubrique « Renseignements sur la Société – Emprunts de la Société » et qui a été remplacée par la facilité bancaire actuelle.

« **FBCPG** » désigne les frais à l'égard de biens canadiens relatifs au pétrole et au gaz, au sens de la Loi de l'impôt.

« **fiduciaire** » désigne Valiant Trust Company, ou son successeur à titre de fiduciaire de la Fiducie.

« **fiduciaire des débentures** » désigne le fiduciaire des débentures, Valiant Trust Company.

« **Fiducie** » ou « **Harvest** » désigne Harvest Energy Trust.

« **filiales en exploitation** » désigne, collectivement, la Société et HST, chacune étant une filiale en propriété exclusive de la Fiducie, et « **filiale en exploitation** » désigne soit la Société, soit HST, selon le cas.

« **fonds de capital** » désigne le montant cumulatif des fonds que la Fiducie prélève sur les espèces distribuables afin de financer les acquisitions futures et la mise en valeur de propriétés. Voir « Description de la Fiducie – Fonds de capital ».

« **fonds de la Fiducie** » désigne, à quelque moment que ce soit, l'un ou l'autre des sommes, des biens et des éléments d'actif suivants que le fiduciaire détient, à ce moment-là, pour le compte de la Fiducie aux fins de celle-ci aux termes de l'acte de fiducie :

a) la somme versée pour constituer la Fiducie;

b) tous les fonds réalisés au moment de l'émission de parts de fiducie;

c) les placements autorisés;

d) tous les droits sur le revenu réalisé conformément à la convention relative à la PBN conclue avec la Société, y compris la PBN applicable;

e) tous les droits sur le revenu réalisé conformément à une convention de vente de redevances directes;

f) les placements subséquents;

g) le produit de l'aliénation de l'un ou l'autre des biens susmentionnés, y compris les redevances directes;

h) les revenus, l'intérêt, les profits, les gains et la plus-value, ainsi que les éléments d'actif, droits et avantages additionnels de quelque nature que ce soit, découlant directement ou indirectement des biens ou du produit de l'aliénation susmentionnés.

« **fonds de réserve** » désigne le montant cumulatif des revenus de production et des autres revenus que les filiales en exploitation ont le droit de conserver, aux termes des conventions relatives à la PBN, dans le but d'assurer le règlement des frais de production dont elles estiment qu'ils seront ou pourraient être exigibles au cours du semestre suivant et qu'elles ne pourraient peut-être pas régler au moment opportun en raison d'une insuffisance éventuelle des revenus de production. Voir « Description de la Fiducie – La PBN et les redevances directes – Fonds de réserve ».

« **groupe de direction** » désigne les administrateurs et les membres de la direction de la Société et les membres de leurs familles, leurs amis proches et leurs collaborateurs qui étaient propriétaires des débentures du groupe de direction. Voir « Facteurs de risque – Parts de fiducie appartenant au public et aux initiés ».

« **HST** » désigne Harvest Sask Energy Trust, fiducie établie en vertu des lois de la province d'Alberta, détenue en propriété exclusive par la Fiducie.

« **indice de durée des réserves** » ou « **IDR** » désigne le chiffre obtenu en divisant la quantité de réserves prouvées et probables au 31 décembre 2003 par la production annualisée de pétrole, de gaz naturel et de liquides de gaz naturel tirée de ces réserves en 2004, selon les projections énoncées dans le rapport McDaniel.

« **intérêt économique direct** » désigne la participation indivise détenue par une partie dans un bail pétrolier, gazier ou minier octroyé par la Couronne ou un propriétaire minier franc, cette participation donnant à son titulaire le droit « d'exploiter » la propriété (le bail) à des fins d'exploration, de mise en valeur, de production et de commercialisation des substances visées par le bail, à l'exclusion notamment des redevances, des redevances dérogatoires, des redevances dérogatoires brutes, des participations au bénéfice net ou des autres droits qui donnent droit à leur titulaire à une partie de la production ou du produit tiré de la vente de la production, sans que lui soit octroyé le droit ou que lui incombe l'obligation correspondant « d'exploiter » la propriété.

« **jour ouvrable** » désigne tous les jours, sauf le samedi, le dimanche ou les jours fériés dans la province d'Alberta ou les autres jours où les banques situées à Calgary, en Alberta, ne sont pas ouvertes.

« **Loi de l'impôt** » désigne la *Loi de l'impôt sur le revenu* (Canada) et le règlement y afférent.

« **loi sur les valeurs mobilières américaine** » désigne la *Securities Act of 1933* des États-Unis, en sa version modifiée.

« **manuel COGE** » désigne le manuel intitulé *Canadian Oil and Natural Gas Evaluation Handbook* rédigé en collaboration par la Society of Petroleum Evaluation Engineers (Calgary Chapter) et l'Institut canadien des mines, de la métallurgie et du pétrole.

« **McDaniel** » désigne McDaniel & Associates Consultants Ltd., ingénieurs spécialistes des gisements de pétrole et de gaz naturel indépendants de Calgary, en Alberta.

« **membre du groupe** » signifie, en ce qui a trait aux relations entre deux sociétés par actions, que l'une d'entre elles est contrôlée par l'autre ou que les deux sont contrôlées par la même personne et, à cette fin, une société par actions est réputée être contrôlée par la personne qui est propriétaire d'un nombre suffisant de ses actions comportant droit de vote, ou qui exerce de fait une emprise sur ces actions, autrement que par l'intermédiaire d'une garantie uniquement (soit directement en étant propriétaire d'actions de la société, soit indirectement en étant propriétaire d'actions d'une autre société ou autrement), pour élire la majorité de ses administrateurs.

« **nets** » ou « **nettes** » désigne :

a) à l'égard de la participation des filiales en exploitation dans la production et les réserves, la quote-part attribuable à la participation (en exploitation ou hors exploitation) des filiales en exploitation, déduction faite des redevances à payer, plus les droits de redevance des filiales en exploitation sur la production ou les réserves;

b) à l'égard des puits, le nombre de puits obtenu en additionnant l'intérêt économique direct des filiales en exploitation dans chacun de leurs puits bruts;

c) à l'égard de la participation des filiales en exploitation dans une propriété, la superficie totale dans laquelle les filiales en exploitation ont une participation, multipliée par l'intérêt économique direct dont elles sont propriétaires.

« **NYMEX** » désigne la New York Mercantile Exchange.

« **obligation différée de versement du prix d'achat** » désigne, collectivement, l'obligation permanente qui incombe à la Fiducie, dans la mesure des fonds dont elle dispose, de verser à la Société et à HST une somme correspondant à 99 % du coût, y compris les sommes empruntées en vue de l'acquisition, des avoirs miniers canadiens acquis par la Société ou HST et du coût, y compris les sommes empruntées en vue du financement, de certaines dépenses en immobilisations stipulées relatives aux propriétés.

« **opération visant les propriétés Carlyle** » désigne l'acquisition des propriétés Carlyle par la Société conformément à la convention relative à l'acquisition des propriétés Carlyle.

« **part de fiducie** » désigne une part de la Fiducie qui est créée, émise et attestée aux termes de l'acte de fiducie, et qui est en circulation et donne à son porteur le droit d'en tirer les avantages qu'elle comporte.

« **participations dans les propriétés** » désigne les droits pétroliers et gaziers, les biens corporels et les participations diverses connexes dont la Société ou HST sont propriétaires véritables.

« **PBN** » désigne, collectivement, la participation au bénéfice net que les filiales en exploitation doivent à la Fiducie aux termes des conventions relatives à la PBN.

« **personne** » désigne un particulier, une personne morale, une fiducie, un syndicat, un fonds de pension, un gouvernement ou un organisme gouvernemental.

« **placements autorisés** » désigne ce qui suit :

a) les prêts consentis à la Société;

b) les comptes portant intérêt de certaines institutions financières, y compris les banques à charte canadiennes et le fiduciaire;

c) les obligations émises ou garanties par le gouvernement du Canada ou d'une province canadienne ou un organisme ou un intermédiaire d'un tel gouvernement;

d) les dépôts à terme, les certificats de placement garanti, les certificats de dépôt ou les acceptations bancaires émis, garantis ou acceptés par une banque à charte ou une autre institution financière canadienne (y compris le fiduciaire et les membres de son groupe), dont les titres d'emprunt ou les dépôts à court terme ont obtenu au moins la cote A ou l'équivalent de Standard & Poor's Corporation, de Moody's Investors Service, Inc. ou de Dominion Bond Rating Service Limited;

e) le papier commercial ayant obtenu au moins la cote A ou l'équivalent de Dominion Bond Rating Service Limited;

f) les placements dans des personnes morales, des sociétés de personnes ou des fiducies exerçant des activités dans le secteur pétrolier ou gazier;

toutefois, un placement ne constitue pas un placement autorisé dans les cas suivants :

g) le placement ferait en sorte que le coût indiqué de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par le règlement 5000(1) de la Loi de l'impôt;

h) le placement est un « titre de petite entreprise » au sens de la partie L1 du règlement de la Loi de l'impôt;

i) le placement ferait en sorte que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

« **placements subséquents** » désigne les placements que la Fiducie peut faire conformément à l'acte de fiducie, notamment les placements suivants :

a) effectuer les paiements à la Société conformément aux obligations différées de versement du prix d'achat prévues dans la convention relative à la PBN;

b) consentir des prêts à la Société relativement au fonds de capital;

c) détenir temporairement des espèces et des placements dans le but de régler les frais et de rembourser les dettes de la Fiducie, de faire d'autres placements de la manière envisagée au paragraphe 4.2 de l'acte de fiducie, de régler les sommes payables par la Fiducie dans le cadre du rachat des parts de fiducie et de verser des distributions aux porteurs de parts;

toutefois, un placement ne constituera pas un placement subséquent dans les cas suivants :

d) le placement ferait en sorte que le coût indiqué pour la Fiducie de tous les « biens étrangers » (au sens de la Loi de l'impôt) détenus par la Fiducie excède le plafond prescrit par le règlement 5000(1) de la Loi de l'impôt;

e) le placement est un « titre de petite entreprise » au sens de la partie L1 du règlement de la Loi de l'impôt;

f) le placement ferait en sorte que la Fiducie ne soit considérée ni comme une « fiducie d'investissement à participation unitaire » ni comme une « fiducie de fonds commun de placement » aux fins de la Loi de l'impôt.

« **porteurs de parts** » désigne les porteurs d'une ou de plusieurs parts de fiducie.

« **premier appel public à l'épargne** » désigne le placement initial de 3 750 000 parts de fiducie au prix de 8,00 $ chacune réalisé le 5 décembre 2002, qui a donné un produit brut de 30 000 000 $, y compris l'option d'attribution excédentaire octroyée aux preneurs fermes qui a permis à ces derniers d'acheter, au moment de la levée, 562 500 parts de fiducie supplémentaires au prix de 8,00 $ chacune, ce qui a donné un produit brut de 4 500 000 $.

« **prêteur de la facilité bancaire préalable** » désigne le consortium de prêteurs dont une banque américaine est l'un des prêteurs et l'agent administratif pour le compte de tous les prêteurs.

« **prêteur de la facilité bancaire actuelle** » désigne le consortium de prêteurs constitué de deux banques à charte canadiennes et de succursales du Alberta Treasury.

« **prêteur de la facilité bancaire provisoire** » désigne la banque à charte canadienne qui consent la facilité bancaire provisoire.

« **prêteurs du financement provisoire** » désigne, collectivement, Caribou et le président du conseil de la Société.

« **production** » désigne le pétrole, le gaz naturel et les liquides de gaz naturel produits attribués aux propriétés.

« **propriétés** » désigne les intérêts économiques directs, les droits de redevances ou les autres intérêts de la Société et de HST dans des droits pétroliers et gaziers, des biens corporels et des participations diverses, y compris les propriétés qui pourraient être acquises par la Société ou HST.

« **propriétés Carlyle** » désigne divers intérêts économiques directs, droits de redevances, droits sur les données sismiques tridimensionnelles exclusives et autres participations acquis dans le cadre de l'opération visant les propriétés Carlyle, qui est décrite à la rubrique « Évolution générale de l'entreprise ».

« **propriétés Provost** » désigne les propriétés autres que les propriétés Carlyle.

« **quote-part** » désigne, à l'égard d'un porteur de parts, à quelque moment que ce soit, le chiffre qui correspond au produit obtenu en multipliant le nombre de parts de fiducie qui appartiennent au porteur de parts en question à ce moment-là par le quotient obtenu en divisant ce chiffre par le nombre total de parts de fiducie émises et en circulation à ce moment-là.

« **rapport McDaniel** » désigne le rapport de McDaniel daté du 1er avril 2004 qui évalue, au 31 décembre 2003, les réserves de pétrole brut, de liquides de gaz naturel et de gaz naturel des filiales en exploitation.

« **redevances directes** » désigne les droits de redevance sur des droits pétroliers et gaziers acquis par la Fiducie aux termes d'une convention de vente de redevances directes.

« **régime d'achat de parts incitatif** » désigne le régime d'achat de parts incitatif de la Fiducie qui est décrit à la rubrique « Régime d'achat de parts incitatif ».

« **régime de réinvestissement** » désigne le régime de réinvestissement des distributions et d'achat facultatif de parts de la Fiducie.

« **règlement 51-101** » désigne le Règlement 51-101 sur l'information concernant les activités pétrolières et gazières.

« **résolution ordinaire** » désigne une résolution approuvée, à une assemblée des porteurs de parts, par plus de 50 % des voix exprimées par les porteurs de parts qui y assistent ou y sont représentés par procuration, ou pour le compte de ceux-ci.

« **résolution spéciale** » désigne une résolution soumise en tant que résolution spéciale à une assemblée des porteurs de parts (y compris la reprise d'une assemblée en cas d'ajournement) dûment convoquée à cette fin et tenue conformément aux dispositions de l'acte de fiducie, à laquelle assistent, ou sont représentés par procuration, au moins deux porteurs d'au moins 10 % du nombre total de parts de fiducie alors en circulation, et adoptée au moyen du vote affirmatif des porteurs d'au moins 66 2/3 % des parts de fiducie représentés à l'assemblée qui ont pris part au scrutin.

« **Société** » désigne, selon le contexte, la filiale en propriété exclusive de la Fiducie, Harvest Operations Corp., société par actions fusionnée en vertu de la *Business Corporations Act* (Alberta) le 1er janvier 2004 et, avant cette date, société par actions constituée en vertu de la *Business Corporations Act* (Alberta).

« **Société** » désigne Harvest Operations Corp. filiale en propriété exclusive de la Fiducie, et ses filiales en propriété exclusive.

« **Storm** » désigne Storm Energy Limited.

« **TSX** » désigne la Bourse de Toronto.

« **valeur des réserves** » désigne, en ce qui a trait à une propriété pétrolifère et gazéifère, à quelque moment que ce soit, la valeur actualisée de la totalité des rentrées de fonds avant impôt estimatives, déduction faite des dépenses en immobilisations, provenant des réserves prouvées et probables indiquées dans le rapport McDaniel relativement à la propriété en question, actualisée à 10 % et fondée sur les hypothèses des prix et des coûts prévisionnels (point de référence commun du secteur pétrolier et gazier).

« **vendeur des propriétés Carlyle** » désigne une grande société de personnes du secteur pétrolier et gazier.

« **vendeurs des propriétés Provost** » désigne, collectivement, les vendeurs auprès desquels les filiales en exploitation ont acquis les propriétés Provost.

« **WEI** » désigne l'ancienne filiale en propriété exclusive de la Fiducie, Westcastle Energy Inc., société par actions constituée en vertu de la *Business Corporations Act* (Alberta), qui a fusionné avec la Société le 1er janvier 2004, la société issue de la fusion ayant été prorogée sous la dénomination « Harvest Operations Corp. ».

Certains autres termes utilisés dans la présente notice annuelle sans y être définis ont le sens qui leur est donné dans le règlement 51-101 et, sauf si le contexte exige une interprétation différente, ont le même sens dans les présentes que dans le règlement 51-101.

ABRÉVIATIONS

Pétrole et liquides de gaz naturel		**Gaz naturel**	
b	baril(s)	kpi^3	millier de pieds cubes
kb	millier de barils	Mpi^3	million de pieds cubes
b/j	barils par jour	Gpi^3	milliard de pieds cubes
Mb	million de barils	kpi^3/j	millier de pieds cubes par jour
LGN	liquides de gaz naturel	Mpi^3/j	million de pieds cubes par jour
		MBtu	million d'unités thermales britanniques

Autres

AECO	désigne les installations de stockage de gaz naturel de EnCana Corporation qui sont situées à Suffield, en Alberta.
bep	désigne des barils équivalents de pétrole, obtenus au moyen d'un facteur de conversion de 6 kpi^3 de gaz naturel équivalant à 1 b de pétrole, sauf indication contraire. Le facteur de conversion utilisé pour convertir le gaz naturel en équivalent de pétrole n'est pas nécessairement fondé sur les équivalents énergétiques ou de prix à ce moment-là.
bep/j	désigne des barils équivalents de pétrole par jour.
kbep	désigne un millier de barils équivalents de pétrole.
Mbep	désigne un million de barils équivalents de pétrole.
PIEP	désigne le pétrole initial en place.
WTI	désigne West Texas Intermediate, prix de référence payé en dollars américains à Cushing, en Oklahoma, pour le pétrole brut standard.
°API	désigne la mesure de densité des produits pétroliers liquides découlant d'une densité spécifique.
MW	désigne des mégawatts d'énergie électrique.
Darcy	désigne la mesure de la perméabilité (c'est-à-dire, la facilité avec laquelle un seul fluide circule à travers un milieu poreux en fonction d'un gradient de pression).
porosité	désigne la mesure de la fraction d'espace poral d'un réservoir.
M$	millions de dollars

CONVERSION

Le tableau suivant présente certaines mesures de conversion standard des unités de mesure britannique en unités de mesure du système international (ou unités métriques).

Pour convertir des	En	Multiplier par
kpi^3	mètres cubes	28,174
mètres cubes	pieds cubes	35,494
b	mètres cubes	0,159
pieds	mètres	0,305
mètres	pieds	3,281
milles	kilomètres	1,609
kilomètres	milles	0,621
acres	hectares	0,405
hectares	acres	2,471

SAUF INDICATION CONTRAIRE, TOUTES LES SOMMES INDIQUÉES DANS LA PRÉSENTE NOTICE ANNUELLE SONT EXPRIMÉES EN DOLLARS CANADIENS.

DATE DES RENSEIGNEMENTS

Sauf indication contraire, les renseignements qui figurent dans la présente notice annuelle sont au 31 décembre 2003, soit la fin de l'exercice terminé le plus récent de la Fiducie.

HARVEST ENERGY TRUST

Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta et créée conformément à l'acte de fiducie. Le siège social et établissement principal de la Fiducie est situé au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4. Bien que les filiales en exploitation versent à la Fiducie le revenu provenant de la PBN, toutes les activités pétrolières et gazières de la Fiducie sont exercées par l'entremise de la Société et la Fiducie est gérée uniquement par celle-ci, conformément à l'acte de fiducie et à la convention d'administration.

Structure de la Fiducie

L'organigramme suivant présente la structure de la Fiducie ainsi que le flux des espèces tirées des propriétés aux filiales en exploitation, à la Fiducie et, en bout de ligne, aux porteurs de parts :



Porteurs de parts
Espèces à distribuer
Harvest Energy Trust
Billets de financement provisoire par capitaux propres
Fonds de capital(6)
Versements au fonds de capital
Revenu provenant de la PBN(5)
Redevances directes(4)
Facilités bancaires
Service de la dette
Filiales en exploitation(1)(2)
Avances de crédit
Revenu net tiré de la vente de 99 % de la production
Fonds de remise en état
Fonds de réserve
Propriétés(3)

Notes

(1) En date du 1er janvier 2004, les filiales en exploitation sont Harvest Operations Corp. et Harvest Sask Energy Trust, qui sont des filiales en propriété exclusive de la Fiducie.

(2) Bien que la Fiducie reçoive le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités de la Fiducie sont exercées par l'entremise de la Société, qui en assure la gestion.

(3) Les filiales en exploitation sont propriétaires des propriétés.

(4) En plus de la PBN, la Fiducie détient diverses redevances directes.

(5) Conformément aux conventions relatives à la PBN, la Fiducie touche régulièrement des versements mensuels. Voir « Description de la Fiducie – La PBN et les redevances directes ».

(6) La Fiducie peut conserver jusqu'à 50 % des espèces distribuables dans son fonds de capital en vue de financer les acquisitions futures et la mise en valeur des propriétés.

Évolution générale de l'entreprise

Le texte qui suit est une description de l'évolution générale de l'entreprise de la Fiducie.

La Société a été constituée le 14 mai 2002 pour exercer des activités d'acquisition, de mise en valeur et de production de pétrole et de gaz naturel. Le conseil d'administration a alors examiné ses possibilités stratégiques et a décidé, d'après cet examen, que la formation d'une fiducie de redevances du secteur énergétique était la meilleure solution. Le 10 juillet 2002, la Fiducie a été formée conformément à l'acte de fiducie. À la même date, la Société et la Fiducie ont conclu une convention relative à la participation au bénéfice net, en sa version modifiée et mise à jour le 27 septembre 2002, aux termes de laquelle la Société a octroyé à la Fiducie le droit de toucher le revenu provenant de la participation au bénéfice net qu'elle tire de ses propriétés. Conformément à cette convention, la Fiducie a versé à la Société 12,6 M$ au moyen d'un crédit-relais que Caribou lui avait consenti.

Le 10 juillet 2002, la Société a acquis certaines redevances directes et propriétés d'un producteur important de pétrole et de gaz naturel moyennant un prix d'achat global de 26,1 M$. L'acquisition visait un droit de redevance dérogatoire de 7,10688 % sur la concession de gaz Choice Viking n° 1 et un intérêt économique direct d'environ 99 % dans des propriétés productrices de pétrole et de gaz naturel faisant l'objet d'une exploitation concertée et non concertée. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou avait consenti à la Fiducie.

Le 1er août 2002, la Société a conclu une convention d'achat et de vente avec un producteur important de pétrole et de gaz naturel en vue de l'achat de certaines redevances directes et propriétés avec prise d'effet le 1er juin 2002 moyennant un prix d'achat global de 71,8 M$. La Société a réalisé l'acquisition le 15 novembre 2002 en contrepartie d'un prix de clôture de 53,2 M$. L'acquisition visait un droit de redevance directe et une participation dans des propriétés productrices de pétrole et de gaz naturel situées dans le centre-est de l'Alberta. Le prix d'achat a été financé au moyen d'une avance prélevée sur les facilités de crédit de la Société et, indirectement, au moyen d'un crédit-relais que Caribou avait consenti à la Fiducie.

Le 5 décembre 2002, la Fiducie a réalisé le premier appel public à l'épargne, qui a entraîné l'émission de 3 750 000 parts de fiducie et lui a permis de réunir un produit brut global de 30,0 M$. Du produit net du premier appel public à l'épargne, une tranche d'environ 22,9 M$ a été affectée au remboursement des crédits-relais que Caribou avait consentis à la Fiducie (y compris l'intérêt couru) et une tranche d'environ 5,4 M$ a été affectée au remboursement partiel de la dette bancaire. Le solde a été affecté aux fins générales du fonds de roulement.

Le 17 décembre 2002, la Fiducie a émis 562 500 parts de fiducie à FirstEnergy Capital Corp. et à Haywood Securities Inc. au moment de la levée d'une option d'attribution excédentaire qui leur avait été octroyée dans le cadre du premier appel public à l'épargne. Le produit brut tiré de la vente de ces parts de fiducie s'est établi à 4,5 M$.

Le 4 février 2003, la Fiducie a vendu 1 500 000 bons de souscription spéciaux à un syndicat de prise ferme au prix de 10,00 $ chacun, à raison d'un produit net de 13,7 M$. Chaque bon de souscription spécial donnait à son porteur le droit d'obtenir, au moment de l'exercice ou de l'exercice réputé de celui-ci, une part de fiducie sans contrepartie supplémentaire. Le 7 mars 2003, le prospectus (définitif) de la Fiducie assurant l'admissibilité du placement des parts de fiducie pouvant être émises au moment de l'exercice des bons de souscription spéciaux a été visé et, à la même date, la Fiducie a émis 1 500 000 parts de fiducie au moment de l'exercice réputé des bons de souscription spéciaux. Le produit net a été affecté au remboursement partiel de la dette bancaire et au fonds de roulement.

En avril et en mai 2003, la Société a procédé à la clôture de l'acquisition de diverses participations dans deux propriétés situées dans la zone Killarney, en Alberta. Les propriétés ont été acquises de deux producteurs importants de pétrole et de gaz naturel moyennant 13,2 M$ et l'émission de 200 000 parts de fiducie, respectivement. La partie en espèces du prix d'acquisition a été financée grâce aux facilités de crédit de la Société. L'acquisition comprenait une participation dans deux installations pétrolières.

À l'assemblée annuelle et extraordinaire des porteurs de parts de la Fiducie tenue le 12 juin 2003 (l'« assemblée des porteurs de parts de 2003 »), les porteurs de parts ont approuvé des résolutions relatives à chacune des questions énoncées ci-après :

- la modification de l'acte de fiducie en vue d'autoriser la création d'un nombre illimité de parts spéciales à droit de vote (les « parts spéciales à droit de vote »). Chaque part spéciale à droit de vote confère à son porteur le droit d'exercer aux assemblées des porteurs de parts le nombre de voix prescrit par le conseil d'administration de la Société dans la résolution qui en autorise l'émission;

- la modification de l'acte de fiducie en vue de donner à la Société (par l'intermédiaire de son conseil d'administration) le pouvoir et la responsabilité exprès de régler toutes les questions ayant trait aux modalités de la convention relative à la PBN et des autres contrats importants de la Fiducie (sauf indication contraire dans l'acte de fiducie), y compris les modifications qui y sont apportées;

- la modification de l'acte de fiducie en vue de clarifier et de préciser la responsabilité qui avait été déléguée antérieurement à la Société relativement aux questions ayant trait à une émission ou à un placement de parts de fiducie, ou de droits, de bons de souscription ou d'autres titres visant l'achat de parts de fiducie, pouvant être convertis en parts de fiducie ou échangeables contre celles-ci;

- l'autorisation d'une modification des statuts de la Société en vue de créer une nouvelle catégorie d'actions ordinaires sans droit de vote pouvant être émises en série (les « actions sans droit de vote »). Sauf pour ce qui est du droit d'être convoqués et d'assister aux assemblées des actionnaires de la Société, les porteurs d'actions sans droit de vote ont les mêmes droits que les porteurs d'actions ordinaires de la Société;

- l'augmentation de 246 000 du nombre de parts de fiducie pouvant être réservées à des fins d'émission aux termes du régime d'achat de parts incitatif, pour que ce nombre passe de 875 000 à un nombre maximal cumulatif de 1 121 000;

- l'approbation de l'émission, par la Fiducie, dans le cadre d'un ou de plusieurs placements privés, pendant la période de 12 mois débutant le 12 juin 2003, d'un nombre maximal de 11 210 957 parts de fiducie, sous réserve de certaines restrictions.

Le 27 juin 2003, la Fiducie a réalisé l'acquisition de la totalité des actions ordinaires de WEI et d'une PBN dans certaines propriétés pétrolifères et gazéifères productives détenues par celle-ci moyennant une contrepartie totale d'environ 10,1 M$ (constituée de l'émission de 625 000 parts de fiducie, de 3 M$ en espèces et d'un billet à ordre non garanti de 850 000 $), qui comportait également la prise en charge d'une dette bancaire de 2,8 M$ et d'un fonds de roulement déficitaire de 2,3 M$. Les propriétés pétrolifères et gazéifères productives acquises comprennent des intérêts économiques directs allant de 20 % à 100 % dans les gisements Amisk, Czar et Killarney, qui sont tous exploités par la Société.

Le 28 juillet 2003, la Fiducie a conclu les billets de financement provisoire par capitaux propres afin de financer l'obligation différée de versement du prix d'achat résultant de l'opération visant les propriétés Carlyle. Le 29 juillet 2003, une avance de 11 M$ a été consentie à la Fiducie aux termes des billets de financement provisoire par capitaux propres afin de financer le dépôt relatif à l'acquisition des propriétés Carlyle. Le 29 septembre 2003, la Fiducie a modifié les billets de financement provisoire par capitaux propres afin de permettre que les avances consenties soient affectées au remboursement intégral de la facilité de crédit existant à ce moment-là de la Société et a conclu les billets de financement provisoire. À la même date, la Fiducie a prélevé d'autres avances sur les billets de financement provisoire par capitaux propres et les billets de financement provisoire, de 22,5 M$ et de 25,0 M$, respectivement. Ces avances ont été consenties à la Société par la Fiducie le 30 septembre 2003 et ont été affectées au remboursement partiel de la somme d'environ 48,1 M$ qui était exigible aux termes de la facilité de crédit existant à ce moment-là de la Société. Le 1er octobre 2003, le dépôt de 11 M$ relatif à l'opération visant les propriétés Carlyle a été remboursé et la Fiducie a utilisé cette somme pour rembourser une tranche de 11 M$ du capital des billets de financement provisoire.

Le 29 juillet 2003, la Société a conclu une convention en vue de l'achat de participations dans la société en commandite du Nouveau-Brunswick qui détenait les propriétés Carlyle. Le 29 septembre 2003, la Société a conclu une convention aux termes de laquelle elle a cédé au vendeur des propriétés Carlyle ses participations qui faisaient l'objet de la convention du 29 juillet 2003 dont il est fait état ci-dessus, et aux termes de laquelle la quasi-totalité des propriétés Carlyle lui seraient transférées. Le 1er octobre 2003, la Société a conclu, avec le vendeur des propriétés Carlyle, la convention relative à l'acquisition des propriétés Carlyle, en vue de l'achat de la quasi-totalité des propriétés Carlyle avec prise d'effet le 1er octobre 2003 en contrepartie d'une somme totalisant environ 80 M$, sans tenir compte des rajustements et des frais d'opération. La clôture de l'acquisition des propriétés Carlyle a eu lieu le 16 octobre 2003.

Immédiatement après la réalisation de l'opération visant les propriétés Carlyle, la Fiducie a procédé à une restructuration interne dans le cadre de laquelle la quasi-totalité des propriétés Carlyle ont été transférées à HST, fiducie détenue en propriété exclusive par la Fiducie.

L'acquisition des propriétés Carlyle a été financée quant à 48,65 M$ au moyen du placement de 4 312 500 parts de fiducie, au prix de 12,00 $ chacune, qui a donné un produit brut de 51,8 M$ et, quant à 31,35 M$, au moyen des avances prélevées sur la facilité bancaire actuelle.

Les propriétés Carlyle sont situées dans le sud-est de la Saskatchewan, près de la ville de Carlyle. La majeure partie de la production est située entre le rang 32 W1M du canton 7 et le rang 13 W2M du canton 13. En septembre 2003, elles ont produit environ 5 200 bep/j de pétrole léger (28 °API à 34 °API) concentré dans l'axe de la zone de sous-affleurement Tilston du Mississipien. D'après l'évaluation du rapport McDaniel, au 31 décembre 2003, les propriétés Carlyle comportaient des réserves prouvées et probables de 14,0 Mbep dont l'IDR s'élevait à 8,3 ans. Le mécanisme de récupération utilisé est le déplacement par poussée d'eau soutenu par une nappe aquifère active, ce qui permet de récupérer efficacement les réserves et apparente les caractéristiques de l'exploitation des propriétés Carlyle à celles des autres propriétés. La Fiducie a acquis un intérêt économique direct moyen de 98 % dans les propriétés Carlyle et a assumé l'exploitation d'environ 95 % de la production totale tirée des propriétés. Toute la production est concentrée sur le plan géographique, ce qui favorise l'accès et les synergies d'exploitation. Afin de soutenir la croissance constante des propriétés, la direction a repéré des possibilités d'accroître la valeur de cette zone grâce à l'optimisation de la production, au forage de développement, aux vastes terrains inexploités qui s'y trouvent et à une banque de données sismiques exclusives, qui font partie de l'actif rattaché aux propriétés Carlyle.

Un état des résultats des propriétés Carlyle pour les exercices terminés les 31 décembre 2002, 2001 et 2000 et pour les périodes de neuf mois terminées les 30 septembre 2003 et 2002 figurent dans la présente notice annuelle. Les états financiers pro forma de la Fiducie pour l'exercice terminé le 31 décembre 2003 figurent également dans la présente notice annuelle.

Au moment de la clôture de l'opération visant les propriétés Carlyle, le 16 octobre 2003, la Société a mis en place la facilité bancaire actuelle, dont elle a affecté une partie au remboursement d'une tranche de 8,5 M$ des billets de financement provisoire par capitaux propres, et environ 14 M$, au remboursement intégral des billets de financement provisoire.

Le 16 octobre 2003, la Fiducie a émis 4 312 500 parts de fiducie au prix de 12,00 $ chacune en contrepartie d'un produit brut de 51,8 M$. Les parts de fiducie ont été placées par un consortium de preneurs fermes dirigé par Financière Banque Nationale Inc. et comprenant Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp. et Haywood Securities Inc.

Acquisitions et aliénations importantes

À l'exception de ce qui est décrit ci-dessus aux rubriques « – Évolution générale de l'entreprise » et « Faits nouveaux – Acquisition de Storm Energy Limited », la Fiducie n'a procédé à aucune acquisition ou aliénation importante au cours de son dernier exercice terminé ou depuis la fin de celui-ci, et aucune acquisition probable importante n'a été envisagée pendant ces périodes.

Tendances

Un certain nombre de tendances marquant le secteur pétrolier et gazier semblent préfigurer le proche avenir du secteur. La première tendance est la phase de regroupement que traverse l'industrie. Les sociétés de toute taille ont été touchées, qu'il s'agisse des petites entreprises émergentes ou des grandes sociétés intégrées bien établies. Bien que cette tendance ne soit pas nouvelle dans le secteur, le rythme des regroupements réalisés au cours des 30 derniers mois est unique, tout comme la nature des sociétés mises en cause. Ces sociétés comprennent des petites et moyennes entreprises traditionnelles ainsi qu'un bon nombre de grandes sociétés bien établies. Les acquéreurs les plus actifs ont été les fiducies de redevances et un grand producteur pétrolier et gazier canadien.

Une autre tendance a été la conversion des petites et moyennes sociétés d'exploration et de production en fiducies de redevances. Ces nouvelles fiducies ont pris part activement au mouvement de regroupement au sein du secteur, avivant par le fait même la concurrence parmi les fiducies déjà existantes.

Si l'on tient compte de la conversion de plusieurs sociétés d'exploration et de production en fiducies qui a été annoncée récemment, environ la moitié des 30 plus grands émetteurs du secteur pétrolier et gazier inscrits à la TSX sont désormais des fiducies. La diminution de la production annuelle des fiducies entretiendra vraisemblablement la vive concurrence que suscitent les sociétés pétrolières et gazières et les propriétés pétrolifères et gazéifères. Cette concurrence accrue au sein du secteur des fiducies de même que l'influence des sociétés établies aux États-Unis ont rehaussé les paramètres d'évaluation utilisés dans le cadre des acquisitions de sociétés et d'éléments d'actif. Celles de ces fiducies qui peuvent remplacer leur production grâce au forage de mise en valeur interne devraient être avantagées par rapport à celles qui doivent réaliser des acquisitions pour ce faire.

Une autre tendance est la volatilité constante du prix du pétrole et du gaz naturel, le prix des marchandises ayant une grande incidence sur les budgets de dépenses en immobilisations des sociétés pétrolières et gazières. Conséquence du resserrement de l'équilibre entre l'offre et la demande de gaz naturel et de pétrole brut, le prix des marchandises s'accroît et les activités de forage augmentent parallèlement à l'augmentation des dépenses en immobilisations engagées par les sociétés pétrolières et gazières. À l'opposé, la baisse du prix des marchandises entraîne la réduction des budgets de dépenses en immobilisations et des activités de forage. En période de resserrement des marchés, comme c'est le cas actuellement pour la Fiducie, l'offre qui résulte de l'évolution des activités de forage influe énormément sur les prix. En outre, le prix du pétrole a augmenté en raison de l'accroissement de la demande suscitée par la croissance de l'économie mondiale, ce qui a été soutenu par l'instabilité politique qui règne au Moyen-Orient. La volatilité des prix devrait continuer de caractériser le secteur pétrolier et gazier.

Le cours du change du dollar canadien par rapport au dollar américain influe également sur le prix obtenu par les producteurs canadiens, étant donné que le prix du pétrole et du gaz naturel est fixé en dollars américains. Le raffermissement qu'a connu le dollar canadien en 2003 a eu une incidence défavorable sur les revenus tirés de la production pétrolière et gazière au Canada, mais sa baisse récente a eu l'effet contraire.

FAITS NOUVEAUX

Fusion des filiales

Le 1er janvier 2004, WEI a fusionné avec Harvest Operations Corp. et la société issue de la fusion a été prorogée sous la dénomination « Harvest Operations Corp. ».

Émission de débentures

Le 29 janvier 2004, la Fiducie a émis des débentures d'un capital de 60 M $. Les débentures ont été placées par un consortium de preneurs fermes dirigé par Financière Banque Nationale Inc. et comprenant Marchés mondiaux CIBC Inc., FirstEnergy Capital Corp., Haywood Securities Inc., Valeurs Mobilières TD Inc. et La Corporation Canaccord Capital.

Le 15 mars 2004, 1 000 débentures convertibles ont été converties au gré du porteur en 71 428 parts de fiducie, 11 $ ayant été versés à l'égard des intérêts courus et des fractions d'actions.

Acquisition de Storm Energy Limited

Le 19 avril 2004, la Fiducie a annoncé qu'elle avait conclu une convention avec Storm en vue d'un regroupement d'entreprises dans le cadre d'un plan d'arrangement aux termes duquel la Fiducie acquerra la totalité des actions de Storm en circulation en contrepartie d'environ 189 M $, y compris la prise en charge d'une dette d'environ 64 M $. L'opération projetée prévoit que la Fiducie et Storm regrouperont leurs actifs respectifs au sein de la Fiducie et transféreront certains éléments d'actif de Storm à une petite société d'exploration et de production distincte dont les actions seront détenues par les anciens actionnaires de Storm (« ExploreCo »). Les propriétés devant être acquises produisent environ 4 200 bep/j et sont concentrées principalement dans la zone Red Earth du centre-nord de l'Alberta. La contrepartie que la Fiducie doit verser à chaque actionnaire de Storm est de 4,15 $ en espèces par action, jusqu'à concurrence d'une somme en espèces maximale de 75 M $, de 0,281 action échangeable de la Société pouvant être échangée contre des parts de fiducie, jusqu'à concurrence d'un nombre global maximal de deux millions d'actions échangeables ou de 0,281 parts de fiducie, jusqu'à concurrence d'un nombre global maximal combiné de huit millions de parts de fiducie et d'actions échangeables. En outre, chaque actionnaire de Storm recevra une action ordinaire de ExploreCo et environ 0,053 action ordinaire de Rock Energy Inc., société dans laquelle Storm a actuellement une participation.

Les actionnaires de Storm seront appelés à approuver l'opération à une assemblée extraordinaire des actionnaires qui doit avoir lieu en juin 2004. Si l'approbation des actionnaires de Storm est obtenue et que toutes les autres conditions sont remplies, il est prévu que la clôture de l'acquisition aura lieu à la fin de juin 2004.

Acquisitions éventuelles

La Fiducie continue d'évaluer des acquisitions éventuelles de tous les types d'éléments d'actif liés au pétrole, au gaz naturel et à d'autres formes d'énergie dans le cadre de son programme d'acquisitions courant. La Fiducie est habituellement, à un moment ou à un autre, en cours d'évaluation de plusieurs acquisitions éventuelles, dont chacune ou l'ensemble pourrait être d'envergure. En date des présentes, la Fiducie n'a conclu aucune entente sur le prix ou les modalités d'une acquisition majeure éventuelle, sauf celle décrite ci-dessus à la rubrique « – Acquisition de Storm Energy Limited ». La Fiducie ne peut prévoir si une occasion actuelle ou future se traduira par une ou plusieurs acquisitions.

RELEVÉ DES DONNÉES RELATIVES AUX RÉSERVES ET AUTRE INFORMATION CONCERNANT LE PÉTROLE ET LE GAZ NATUREL

Le relevé des données relatives aux réserves et autre information concernant le pétrole et le gaz naturel présenté ci-dessous (le « relevé ») est daté du 30 avril 2004. Le relevé a été dressé le 1er avril 2004 en date du 31 décembre 2003.

Présentation des données sur les réserves

Les données sur les réserves présentées ci-après (les « données sur les réserves ») sont fondées sur l'évaluation effectuée par McDaniel en date du 31 décembre 2003 qui figure dans le rapport McDaniel. Les données sur les réserves résument les réserves de pétrole, de LGN et de gaz naturel des filiales en exploitation ainsi que la valeur actualisée nette des produits d'exploitation nets futurs qui seront tirés de ces réserves au moyen des prix et des coûts constants et au moyen des prix et des coûts prévisionnels. Le rapport McDaniel a été dressé conformément aux normes énoncées dans le manuel COGE et aux définitions des réserves qui figurent dans le règlement 51-101. D'autres renseignements qui n'étaient pas requis par le règlement 51-101 ont été présentés afin d'assurer la continuité de l'information et de donner d'autres renseignements que nous estimons importants pour le lecteur. Les filiales en exploitation ont chargé McDaniel d'évaluer les réserves prouvées et les réserves prouvées et probables. Aucune tentative n'a été faite pour évaluer les réserves possibles.

Toutes les réserves des filiales en exploitation sont situées au Canada, plus particulièrement dans les provinces d'Alberta et de Saskatchewan.

Les renseignements donnés dans les présentes à l'égard des bep peuvent être trompeurs, particulièrement si on les prend isolément. Un ratio de conversion en bep de 6 kpi³ pour un baril est fondé sur une méthode de conversion des équivalences énergétiques applicable principalement au bec du brûleur et ne représente pas une équivalence de la valeur à la tête du puits.

On ne doit pas présumer que les estimations des produits d'exploitation nets futurs présentées dans les tableaux ci-après représentent la juste valeur marchande des réserves. Il n'est pas certain que l'hypothèse des prix et des coûts constants et l'hypothèse des prix et des coûts prévisionnels s'avéreront et les écarts pourraient être importants. Les estimations quant à la récupération et aux réserves de pétrole brut, de LGN et de gaz naturel des filiales en exploitation qui figurent dans les présentes ne sont que des estimations. Il n'est pas certain que les réserves qui ont été estimées seront récupérées. Les réserves de pétrole brut, de gaz naturel et de LGN réelles pourraient être supérieures ou inférieures aux estimations données dans les présentes.

Données sur les réserves (prix et coûts constants)

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ NATUREL
ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
en date du 31 décembre 2003
PRIX ET COÛTS CONSTANTS

	RÉSERVES							
	PÉTROLE LÉGER ET DE DENSITÉ MOYENNE		PÉTROLE LOURD		GAZ NATUREL		LIQUIDES DE GAZ NATUREL	
CATÉGORIE DE RÉSERVES	Brutes (kb)	Nettes (kb)	Brutes (kb)	Brutes (kb)	Nettes (Mpi³)	Nettes (Mpi³)	Brutes (kb)	Nettes (kb)
RÉSERVES PROUVÉES								
Réserves mises en valeur exploitées	20 985	19 088	7 501	6 327	2 080	1 779	127	107
Réserves mises en valeur inexploitées	26	25	–	–	6,6	4,6	0,4	0,3
Réserves inexploitées	1 100	1 000	275,5	205,3	74	67	8	7
TOTAL DES RÉSERVES PROUVÉES	22 111	20 114	7 776	6 532	2 161	1 850	136	114
RÉSERVES PROBABLES	5 446	5 044	1 475	1 247	784	625	35	30
TOTAL DES RÉSERVES PROUVÉES ET PROBABLES	27 557	25 158	9 252	7 779	2 945	2 475	171	144

CATÉGORIE DE RÉSERVES	VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS ACTUALISÉS À [1]				
	0 %	5 %	10 %	15 %	20 %
	(en milliers de dollars)				
RÉSERVES PROUVÉES					
Réserves mises en valeur exploitées	296 004	265 461	234 732	209 207	188 627
Réserves mises en valeur inexploitées	99	145	158	157	150
Réserves inexploitées	17 170	12 602	9 371	7 025	5 278
TOTAL DES RÉSERVES PROUVÉES	313 274	278 208	244 262	216 390	194 055
RÉSERVES PROBABLES	74 945	50 462	35 962	26 690	20 433
TOTAL DES RÉSERVES PROUVÉES ET PROBABLES	388 219	328 671	280 225	243 080	214 489

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS
(NON ACTUALISÉS)
en date du 31 décembre 2003
PRIX ET COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	PRODUITS D'EXPLOITATION	REDEVANCES	FRAIS D'EXPLOITATION	FRAIS DE MISE EN VALEUR	FRAIS D'ABANDON DES PUITS	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS[1]
			(en milliers de dollars)			
Réserves prouvées	954 753	122 051	465 088	15 248	39 090	313 274
Réserves prouvées et probables	1 179 052	143 625	576 505	30 972	39 729	388 219

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 31 décembre 2003
PRIX ET COÛTS CONSTANTS

CATÉGORIE DE RÉSERVES	GROUPE DE PRODUCTION	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (actualisés au taux de 10 % par année) (en milliers de dollars)
Réserves prouvées	Pétrole brut léger et de densité moyenne	196 748
	Pétrole brut lourd	38 607
	Gaz naturel (y compris les sous-produits)	8 908
Réserves prouvées et probables	Pétrole brut léger et de densité moyenne	227 814
	Pétrole brut lourd	41 067
	Gaz naturel (y compris les sous-produits)	11 344

Données sur les réserves (prix et coûts prévisionnels) – 31 décembre 2003

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ NATUREL
ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
en date 31 décembre 2003
PRIX ET COÛTS PRÉVISIONNELS

	RÉSERVES							
	PÉTROLE LÉGER ET DE DENSITÉ MOYENNE		PÉTROLE LOURD		GAZ NATUREL		LIQUIDES DE GAZ NATUREL	
CATÉGORIE DE RÉSERVES	Brutes (kb)	Nettes (kb)	Brutes (kb)	Brutes (kb)	Nettes (Mpi³)	Nettes (Mpi³)	Brutes (kb)	Nettes (kb)
RÉSERVES PROUVÉES								
Réserves mises en valeur exploitées	18 201,5	16 557,8	7 235,7	6 101,9	1 909,9	1 630,2	114,5	95,0
Réserves mises en valeur inexploitées	17,5	17,0	–	–	4,5	3,1	0,3	0,2
Réserves inexploitées	1 032,6	937,3	275,5	205,3	73,8	67,1	7,4	6,6
TOTAL DES RÉSERVES PROUVÉES	19 251,6	17 512,1	7 511,3	6 307,1	1 988,2	1 700,5	122,1	101,8
RÉSERVES PROBABLES	4 617,5	4 279,7	1 052,9	895,6	710,8	564,1	31,6	27,2
TOTAL DES RÉSERVES PROUVÉES ET PROBABLES	23 869,1	21 791,8	8 564,2	7 202,7	2 699,0	2 264,6	153,6	129,0

	VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS ACTUALISÉS À (en pourcentage par année)[1]				
CATÉGORIE DE RÉSERVES	0	5	10	15	20
			(en milliers de dollars)		
RÉSERVES PROUVÉES					
Réserves mises en valeur exploitées	171 659	161 319	149 533	138 481	128 691
Réserves mises en valeur inexploitées	(89)	(28)	8	28	38
Réserves inexploitées	10 585	7 586	5 381	3 743	2 506
TOTAL DES RÉSERVES PROUVÉES	182 155	168 878	154 922	142 252	131 235
RÉSERVES PROBABLES	26 267	19 372	14 249	10 572	7 916
TOTAL DES RÉSERVES PROUVÉES ET PROBABLES	208 422	188 250	169 171	152 824	139 152

TOTAL DES PRODUITS D'EXPLOITATION NETS FUTURS
(NON ACTUALISÉS)
en date du 31 décembre 2003
PRIX ET COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	PRODUITS D'EXPLOITATION	REDEVANCES	FRAIS D'EXPLOITATION	FRAIS DE MISE EN VALEUR	FRAIS D'ABANDON DES PUITS	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS[1]
			(en milliers de dollars)			
Réserves prouvées	746 372	98 174	400 807	15 476	49 758	182 155
Réserves prouvées et probables	909 733	113 674	504 668	31 706	51 262	208 422

PRODUITS D'EXPLOITATION NETS FUTURS
PAR GROUPE DE PRODUCTION
en date du 31 décembre 2003
PRIX ET COÛTS PRÉVISIONNELS

CATÉGORIE DE RÉSERVES	GROUPE DE PRODUCTION	PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS (actualisés au taux de 10 % par année) (en milliers de dollars)
Réserves prouvées	Pétrole brut léger et de densité moyenne	118 218
	Pétrole brut lourd	29 263
	Gaz naturel (y compris les sous-produits)	7 440
Réserves prouvées et probables	Pétrole brut léger et de densité moyenne	130 361
	Pétrole brut lourd	29 510
	Gaz naturel (y compris les sous-produits)	9 299

Notes complémentaires des tableaux sur les données relatives aux réserves

1. La Fiducie a le droit de déduire de son revenu les sommes qui sont payées ou payables aux porteurs de parts au cours d'un exercice donné. En raison des sommes versées aux porteurs au cours de l'exercice le plus récent, la Fiducie n'a pas qu'un impôt négligeable à payer. La valeur actualisée nette des produits d'exploitation nets futurs après impôts est par conséquent la même qu'avant impôts.

2. Le total des colonnes peut sembler inexact, étant donné que les chiffres ont été arrondis.

3. Les estimations des réserves de pétrole brut, de LGN et de gaz naturel qui sont présentées dans le rapport McDaniel sont fondées sur les définitions et lignes directrices qui figurent dans le manuel COGE. Un sommaire de ces définitions est présenté ci-dessous.

Catégories de réserves

Les réserves sont les quantités restantes estimatives de pétrole et de gaz naturel et de substances apparentées qu'on prévoit pouvoir récupérer de gisements connus, à partir d'une date donnée, en fonction de ce qui suit :

- l'analyse des données de forage ainsi que des données géologiques, géophysiques et techniques;
- l'utilisation de la technologie connue;
- des conditions économiques précises (voir la partie traitant des « hypothèses économiques » ci-après).

Les réserves sont classées en fonction du degré de certitude qui se rattache aux estimations.

a) Les **réserves prouvées** sont les réserves qu'on estime récupérables avec un degré élevé de certitude. Il est probable que les quantités restantes effectivement récupérées seront supérieures aux réserves prouvées estimatives.

b) Les **réserves probables** sont les réserves additionnelles dont la récupération est moins certaine que celle des réserves prouvées. Il est tout aussi probable que les quantités restantes effectivement récupérées seront supérieures ou inférieures à la somme des réserves prouvées et probables estimatives.

Le manuel COGE impose en outre d'autres critères de classement des réserves.

Chacune des catégories de réserves (prouvées et probables) peut être divisée en réserves mises en valeur et non mises en valeur :

c) Les **réserves mises en valeur** sont celles qu'on prévoit récupérer de puits existants et d'installations actuelles ou, à défaut d'installations déjà montées, dont la mise en production nécessiterait des dépenses peu élevées (par exemple, comparativement au coût du forage d'un puits). Les réserves mises en valeur peuvent être divisées en réserves exploitées et inexploitées.

   (i) Les **réserves mises en valeur exploitées** sont les réserves qu'on prévoit récupérer d'intervalles de conditionnement ouverts au moment de l'estimation. Ces réserves peuvent être actuellement en production, ou, si elles sont fermées, elles doivent avoir été mises en production antérieurement et la date de reprise de la production doit être connue avec une certitude raisonnable;

   (ii) Les **réserves mises en valeur inexploitées** sont les réserves qui n'ont pas été mises en production ou qui ont antérieurement été en production, mais qui sont fermées et dont la date de reprise de la production est inconnue.

d) Les **réserves non mises en valeur** sont les réserves qu'on prévoit récupérer de gisements connus dont la mise en production nécessiterait des dépenses considérables (par exemple, comparativement au coût du forage d'un puits). Elles doivent respecter pleinement les critères de la catégorie de réserves (prouvées ou probables) dont elles font partie.

Dans les gisements multipuits, il peut être approprié de répartir les réserves totales du gisement entre les catégories de réserves mises en valeur et de réserves non mises en valeur ou de subdiviser les réserves mises en valeur du gisement en réserves exploitées et inexploitées. Cette répartition doit se fonder sur l'appréciation que fait l'évaluateur des réserves qui seront récupérées au moyen des puits, des installations et des intervalles de conditionnement du gisement ainsi que sur le stade de mise en valeur ou de production des réserves.

Degrés de certitude à l'égard des réserves présentées

Les degrés de certitude qualitatifs dont il est question dans les définitions données ci-dessus s'appliquent aux entités de réserves individuelles (qui s'entendent du niveau le plus bas auquel les calculs de réserves sont effectués) et aux réserves présentées (qui s'entendent de la somme la plus élevée des estimations d'entités individuelles pour lesquelles les estimations de réserves sont présentées). Les réserves présentées devraient viser les degrés de certitude suivants selon un ensemble donné de conditions économiques :

a) il existe une probabilité d'au moins 90 % que les quantités effectivement récupérées seront égales ou supérieures aux réserves prouvées estimatives;

b) il existe une probabilité d'au moins 50 % que les quantités effectivement récupérées seront égales ou supérieures à la somme des réserves prouvées et probables estimatives.

Une mesure qualitative des degrés de certitude se rattachant aux estimations établies pour les diverses catégories de réserves est souhaitable pour mieux comprendre les risques et incertitudes s'y rattachant. Cependant, la majeure partie des estimations de réserves sont effectuées par l'application de méthodes déterministes qui ne fournissent pas une mesure quantitative de la probabilité dérivée mathématiquement. En principe, il ne devrait pas y avoir de différence entre les estimations établies par l'application de méthodes probabilistes ou déterministes.

Le manuel COGE fournit d'autres précisions sur les degrés de certitude associés aux estimations des réserves et sur l'effet des regroupements.

4. **Prix et coûts prévisionnels – 1er janvier 2004**

Il s'agit des prix et des coûts futurs qui correspondent à l'un ou l'autre des critères suivants :

a) ceux qui sont généralement acceptables à titre de perspective raisonnable;

b) dans la seule mesure où il existe des prix ou des coûts futurs fixes ou actuellement déterminables auxquels les filiales en exploitation sont liées légalement par une obligation, contractuelle ou autre, de livrer un produit, y compris ceux qui se rapportent à une période de prolongation d'un contrat susceptible d'être prolongé, ces prix et coûts plutôt que ceux dont il est question à l'alinéa a).

Les hypothèses relatives aux prix et aux coûts prévisionnels supposent l'augmentation du prix de vente à la tête de puits et tiennent compte de l'inflation à l'égard des frais d'exploitation et des coûts en capital futurs. Le prix de référence du pétrole brut et du gaz naturel, le taux d'inflation et le cours du change utilisés dans le rapport McDaniel, qui sont les prévisions de McDaniel à la date du rapport McDaniel, sont les suivants :

SOMMAIRE DES HYPOTHÈSES RELATIVES AUX PRIX ET AUX TAUX D'INFLATION
en date du 1er janvier 2004
PRIX ET COÛTS PRÉVISIONNELS

	PÉTROLE							
Exercice	WTI à Cushing (Oklahoma) ($ US/b)	Prix au pair à Edmonton 40 °API ($ CA/b)	Pétrole lourd à Hardisty 12 °API ($ CA/b)	Pétrole de densité moyenne à Bow River 29,3 °API ($ CA/b)	GAZ NATUREL Prix à l'AECO ($ CA/MBtu)	LGN Prix FAB à la sortie de l'usine ($ CA/b)	TAUX D'INFLATION(1) (en pourcentage par année)	COURS DU CHANGE(2) ($ US/$ CA)
Prévisions								
2004	29,00	37,70	22,70	27,70	5,50	27,90	2,00	0,75
2005	26,50	34,30	21,55	26,65	5,19	25,50	2,00	0,75
2006	25,50	33,00	21,56	26,24	4,87	24,50	2,00	0,75
2007	25,00	32,30	20,63	25,40	4,68	23,80	2,00	0,75
2008	25,00	32,30	20,39	25,26	4,53	23,70	2,00	0,75
2009	25,50	32,90	20,76	25,72	4,57	24,10	2,00	0,75
2010	26,00	33,50	21,11	26,18	4,60	24,50	2,00	0,75
2011	26,50	34,20	21,56	26,73	4,69	25,00	2,00	0,75
2012	27,00	34,80	21,91	27,18	4,78	25,40	2,00	0,75
2013	27,50	35,50	22,35	27,73	4,87	26,00	2,00	0,75
2014	28,10	36,20	22,79	28,28	4,97	26,50	2,00	0,75
2015	28,70	37,00	23,32	28,92	5,08	27,10	2,00	0,75
2016	29,30	37,80	23,85	29,56	5,19	27,60	2,00	0,75
2017	29,90	38,60	24,37	30,19	5,29	28,20	2,00	0,75
2018	30,50	39,30	24,79	30,72	5,40	28,70	2,00	0,75
2019	31,10	40,10	25,30	31,35	5,51	29,30	2,00	0,75
2020	31,70	40,90	25,80	31,98	5,61	29,90	2,00	0,75
2021	32,30	41,70	26,30	32,60	5,72	30,50	2,00	0,75
2022	32,90	42,40	26,69	33,12	5,82	31,00	2,00	0,75

Exercice	PÉTROLE WTI à Cushing (Oklahoma) ($ US/b)	Prix au pair à Edmonton 40 °API ($ CA/b)	Pétrole lourd à Hardisty 12 °API ($ CA/b)	Pétrole de densité moyenne à Bow River 29,3 °API ($ CA/b)	GAZ NATUREL Prix à l'AECO ($ CA/MBtu)	LGN Prix FAB à la sortie de l'usine ($ CA/b)	TAUX D'INFLATION(1) (en pourcentage par année)	COURS DU CHANGE(2) ($ US/$ CA)
2023	33,60	43,30	27,28	33,83	5,95	31,60	2,00	0,75
Par la suite	33,60	43,30	27,28	33,83	5,95	31,60	0	0,75

Notes
(1) Taux d'inflation applicables aux prix et aux coûts prévisionnels.
(2) Cours du change employé pour établir les prix de référence du présent tableau.

Les prix historiques moyens pondérés réalisés par les filiales en exploitation pour l'exercice terminé le 31 décembre 2003 se sont élevés à 6,70 $/kpi³ pour le gaz naturel, à 29,92 $/b pour les LGN et à 27,34 $/b pour le pétrole lourd.

5. **Prix et coûts constants**

Il s'agit des prix et des coûts qui correspondent à l'une ou l'autre des catégories suivantes :

a) les prix et les coûts des filiales en exploitation à la date d'effet de l'estimation, maintenus constants pendant toute la durée estimative des propriétés faisant l'objet de l'estimation;

b) dans la seule mesure où il existe des prix ou coûts futurs fixes ou actuellement déterminables auxquels les filiales en exploitation sont liées légalement par une obligation, contractuelle ou autre, de livrer un produit, y compris ceux qui se rapportent à une période de prolongation d'un contrat qui sera probablement prolongé, ces prix et coûts plutôt que ceux dont il est question à l'alinéa a).

Aux fins de l'alinéa a), les prix des filiales en exploitation sont le prix affiché pour le pétrole et le prix au comptant du gaz naturel, compte tenu de rajustements historiques à l'égard du transport, de la densité et d'autres facteurs.

Les prix de référence constants du pétrole brut et du gaz naturel et le cours du change qui sont utilisés dans le rapport McDaniel sont les suivants :

SOMMAIRE DES HYPOTHÈSES RELATIVES AUX PRIX
en date du 31 décembre 2003
PRIX ET COÛTS CONSTANTS

Exercice	PÉTROLE WTI à Cushing (Oklahoma) ($ US/b)	Prix au pair à Edmonton 40 °API ($ CA/b)	Pétrole lourd à Hardisty 12 °API ($ CA/b)	Pétrole de densité moyenne à Cromer 29,3 °API ($ CA/b)	GAZ NATUREL Prix à l'AECO ($ CA/MBtu)	LGN Prix FAB à la sortie de l'usine ($ CA/b)	COURS DU CHANGE(2) ($ US/$ CA)
Historique 2003(1)	32,78	39,76	22,75	34,25	5,87	31,50	0,75

Notes
(1) Les prix sont au 31 décembre 2003.
(2) Cours du change employé pour établir les prix de référence du présent tableau.

6. **Frais de mise en valeur futurs**

Le tableau suivant présente les frais de mise en valeur déduits dans le cadre de l'estimation des produits d'exploitation nets futurs des filiales en exploitation attribuables aux catégories de réserves indiquées ci-dessous.

Exercice	Prix et coûts prévisionnels (en milliers de dollars)		Prix et coûts constants (en milliers de dollars)
	Réserves prouvées	Réserves prouvées et probables	Réserves prouvées
2004	11 600	16 583	11 522
2005	3 876	11 923	3 726
2006	0	3 199	0
Par la suite	0	0	0
Total non actualisé	15 476	31 706	15 248
Total actualisé au taux de 10 %	14 420	28 666	14 215

7. McDaniel a tenu compte des frais d'abandon et de remise en état futurs estimatifs liés à une propriété pour établir les réserves qui devraient y être attribuées et pour calculer les produits d'exploitation nets futurs devant en découler, dont ont été déduits des frais d'abandon de puits futurs estimatifs raisonnables. Aucuns frais de remise en état des emplacements de puits ou d'abandon et de remise en état des installations n'ont été prévus.

8. Les hypothèses relatives aux prix et coûts prévisionnels et constants supposent la continuité des lois et règlements actuels.

9. McDaniel a accepté toutes les données factuelles qui lui ont été fournies telles quelles. Aucune inspection n'a été menée sur le terrain.

Rapprochement de l'évolution des réserves et des produits d'exploitation nets futurs

RAPPROCHEMENT DES
RÉSERVES NETTES DES FILIALES EN EXPLOITATION
PAR TYPE DE PRODUIT PRINCIPAL
PRIX ET COÛTS PRÉVISIONNELS

	PÉTROLE LÉGER ET DE DENSITÉ MOYENNE			PÉTROLE LOURD			GAZ ASSOCIÉ ET NON ASSOCIÉ		
FACTEURS	Réserves prouvées nettes (kb)	Réserves probables nettes (kb)	Réserves prouvées et probables nettes (kb)	Réserves prouvées nettes (kb)	Réserves probables nettes (kb)	Réserves prouvées et probables nettes (kb)	Réserves prouvées nettes (Mpi³)	Réserves probables nettes (Mpi³)	Réserves prouvées et probables nettes (Mpi³)
31 décembre 2002	4 258	235	4 493	5 930	528	6 458	1 435	120	1 555
Prolongements	–	–	–	–	–	–	–	–	–
Récupération améliorée	–	–	–	589	108	698	–	–	–
Révisions techniques	579	940	1 519	1 181	212	1 392	(91)	387	296
Découvertes	–	–	–	–	–	–	–	–	–
Acquisitions	14 330	3 105	17 435	284	49	333	760	57	817
Aliénations	–	–	–	–	–	–	–	–	–
Facteurs économiques	–	–	–	–	–	–	–	–	–
Production	(1 655)	–	(1 655)	(1 677)	–	(1 677)	(403)	–	(403)
31 décembre 2003	17 512	4 280	21 792	6 307	896	7 203	1 701	564	2 265

Notes

(1) L'évaluation au 31 décembre 2002 a été dressée à l'aide des définitions des réserves de l'Instruction générale C-2B. Selon ces définitions, les réserves probables ont été affectées d'un facteur pour tenir compte du risque associé à leur récupération. Les filiales en exploitation affectaient auparavant un facteur de risque de 50 % aux réserves probables

qu'elles présentaient. Conformément aux définitions du règlement 51-101, les estimations sont établies de manière à ce que toutes les réserves prouvées et probables soient jugées récupérables (les réserves prouvées et probables sont en fait une « meilleure estimation »). Le rapprochement qui précède tient compte des réserves probables actuelles plutôt que des réserves probables affectées d'un facteur de risque (50 %) présentées antérieurement par les filiales en exploitation.

(2) Les réserves de LGN n'ont pas été rapprochées, étant donné qu'elles représentent moins de 0,05 % du total des réserves.

RAPPROCHEMENT DE L'ÉVOLUTION DE LA VALEUR ACTUALISÉE NETTE
DES PRODUITS D'EXPLOITATION NETS FUTURS
ACTUALISÉE AU TAUX ANNUEL DE 10 %
RÉSERVES PROUVÉES
PRIX ET COÛTS CONSTANTS

PÉRIODE ET FACTEUR	2003 (en milliers de dollars)
Produits d'exploitation nets futurs estimatifs au début de l'exercice	203 914
Ventes et transferts du pétrole et du gaz produits, déduction faite des frais de production et des redevances	(84 015)
Évolution nette des prix, des frais de production et des redevances liés à la production future	(73 792)
Frais de mise en valeur engagés pendant la période	17 630
Évolution des frais de mise en valeur prévisionnels	(13 365)
Prolongements et récupération améliorée	7 403
Découvertes	–
Acquisitions de réserves	150 860
Aliénations de réserves	–
Évolution nette résultant de la révision des quantités estimatives	15 237
Augmentation du taux d'actualisation	20 391
Évolution nette des impôts	–
Produits d'exploitation nets futurs estimatifs à la fin de l'exercice	244 263

Données sur les réserves – Mise à jour des prix

Les données présentées ci-après sont fondées sur l'évaluation effectuée par McDaniel en date du 31 décembre 2003. Ces données sur les réserves résument les réserves de pétrole brut, de LGN et de gaz naturel des filiales en exploitation ainsi que la valeur actualisée nette des produits d'exploitation nets futurs qui seront tirés de ces réserves au moyen des prix et des coûts prévisionnels de McDaniel au 1er avril 2004 (plutôt qu'au moyen des prévisions de McDaniel au 1er janvier 2004) décrites ci-dessus à la rubrique « Présentation des données sur les réserves ».

Les données sur les réserves présentées ci-dessous s'ajoutent aux renseignements détaillés relatifs aux filiales en exploitation et à leurs réserves qui ont été dressés conformément au règlement 51-101. En particulier, les prix et les coûts prévisionnels qui ont été utilisés dans l'évaluation de McDaniel, sur laquelle sont fondées les données sur les réserves présentées ci-dessous, étaient les prévisions de McDaniel au 1er avril 2004 plutôt que les prévisions de McDaniel au 1er janvier 2004 :

Données sur les réserves (prix et coûts prévisionnels) – 1er avril 2004

SOMMAIRE DES RÉSERVES DE PÉTROLE ET DE GAZ NATUREL
ET VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS
en date du 1er avril 2004
PRIX ET COÛTS PRÉVISIONNELS

	RÉSERVES							
	PÉTROLE LÉGER ET DE DENSITÉ MOYENNE		PÉTROLE LOURD		GAZ NATUREL		LIQUIDES DE GAZ NATUREL	
CATÉGORIE DE RÉSERVES	Brutes (kb)	Nettes (kb)	Brutes (kb)	Brutes (kb)	Nettes (Mpi³)	Nettes (Mpi³)	Brutes (kb)	Nettes (kb)
RÉSERVES PROUVÉES								
Réserves mises en valeur exploitées	18 396	16 711	7 251	6 112	1 919	1 638	115	95
Réserves mises en valeur inexploitées	18	17	–	–	4	3	–	–
Réserves non mises en valeur	1 040	944	275	205	74	67	7	6
TOTAL DES RÉSERVES PROUVÉES	19 454	17 673	7 526	6 317	1 997	1 708	123	102
RÉSERVES PROBABLES	4 873	4 516	1 037	882	724	575	32	28
TOTAL DES RÉSERVES PROUVÉES ET PROBABLES	24 328	22 189	8 564	7 199	2 722	2 284	155	130

	VALEUR ACTUALISÉE NETTE DES PRODUITS D'EXPLOITATION NETS FUTURS AVANT IMPÔTS ACTUALISÉS À (en pourcentage par année)(1)				
CATÉGORIE DE RÉSERVES	0	5	10	15	20
			(en milliers de dollars)		
RÉSERVES PROUVÉES					
Réserves mises en valeur exploitées	225 615	211 189	196 023	182 191	170 080
Réserves mises en valeur inexploitées	(682)	(517)	(407)	(332)	(279)
Réserves non mises en valeur	12 548	9 314	6 930	5 153	3 806
TOTAL DES RÉSERVES PROUVÉES	237 481	219 985	202 546	187 012	173 607
RÉSERVES PROBABLES	33 207	24 812	18 728	14 409	11 299
TOTAL DES RÉSERVES PROUVÉES ET PROBABLES	270 689	244 798	221 275	201 421	184 907

Prix et coûts prévisionnels – 1er avril 2004

Les prix de référence du pétrole brut, du gaz naturel et des LGN, le taux d'inflation et le cours du change utilisés par McDaniel, qui étaient les prévisions de McDaniel au 1er avril 2004, sont les suivants :

SOMMAIRE DES HYPOTHÈSES RELATIVES AUX PRIX ET AUX TAUX D'INFLATION
en date du 1er avril 2004
PRIX ET COÛTS PRÉVISIONNELS

	PÉTROLE							
Exercice	WTI à Cushing (Oklahoma) ($ US/b)	Prix au pair à Edmonton 40 °API ($ CA/b)	Pétrole lourd à Hardisty 12 °API ($CA/b)	Pétrole de densité moyenne à Bow River 29,3 °API ($ CA/b)	GAZ NATUREL Prix à l'AECO ($ CA/MBtu)	LGN Prix FAB à la sortie de l'usine ($ CA/b)	TAUX D'INFLATION(1) (en pourcentage par année)	COURS DU CHANGE(2) ($ US/$ CA)
Prévisions								
2004(3)	34,00	44,30	29,30	34,30	6,05	32,40	2,00	0,75
2005	29,00	37,60	24,90	30,00	5,65	28,00	2,00	0,75
2006	27,00	35,00	23,60	28,20	5,10	25,90	2,00	0,75
2007	25,50	32,90	21,20	26,00	4,80	24,30	2,00	0,75
2008	25,50	32,90	21,00	25,90	4,70	24,20	2,00	0,75
2009	26,00	33,60	21,50	26,40	4,75	24,70	2,00	0,75
2010	26,50	34,20	21,80	26,90	4,90	25,10	2,00	0,75
2011	27,00	34,90	22,30	27,40	5,00	25,70	2,00	0,75
2012	27,50	35,50	22,60	27,90	5,05	26,10	2,00	0,75
2013	28,10	36,30	23,20	28,50	5,15	26,70	2,00	0,75
2014	28,70	37,00	23,60	29,10	5,25	27,20	2,00	0,75
2015	29,30	37,80	24,10	29,70	5,40	27,80	2,00	0,75
2016	29,90	38,60	24,60	30,40	5,50	28,50	2,00	0,75
2017	30,50	39,40	25,20	31,00	5,65	29,10	2,00	0,75
2018	31,10	40,10	25,60	31,50	5,75	29,60	2,00	0,75
2019	31,70	40,90	26,10	32,20	5,85	30,10	2,00	0,75
2020	32,30	41,70	26,60	32,80	5,95	30,70	2,00	0,75
2021	32,90	42,50	27,10	33,40	6,05	31,30	2,00	0,75
2022	33,60	43,40	27,70	34,10	6,20	32,00	2,00	0,75
2023	34,30	44,30	28,30	34,80	6,30	32,60	2,00	0,75
Par la suite	34,30	44,30	28,30	34,80	6,30	32,60	0	0,75

Notes
(1) Taux d'inflation applicables aux prix et aux coûts prévisionnels.
(2) Cours du change employé pour établir les prix de référence du présent tableau.
(3) Les prévisions de 2004 visent neuf mois seulement.

Renseignements supplémentaires relatifs aux données sur les réserves

Les filiales en exploitation ont relativement peu de réserves non mises en valeur. Ces réserves se trouvent dans des puits intercalaires situés principalement sur des surfaces unitaires non forées dans les zones des propriétés Hayter et Carlyle. Il est prévu qu'une partie de ces puits intercalaires seront convertis en puits productifs en 2004, et le reste, en 2005 et 2006.

Les filiales en exploitation pensent que le reclassement des réserves non mises en valeur est relativement certain. Néanmoins, une chute catastrophique du prix du pétrole pourrait retarder les activités de forage intercalaire.

Les facteurs économiques importants qui devraient être pris en considération et pourraient avoir une incidence sur certaines composantes des données sur les réserves comprennent le prix du pétrole et de l'électricité et les frais d'exploitation.

Facteurs et incertitudes importants

Les renseignements qui figurent dans la présente notice annuelle comportent des renseignements prospectifs et des estimations à l'égard de Harvest. Ces renseignements traitent d'événements et de situations futurs et, à ce titre, comportent des risques et incertitudes qui pourraient faire en sorte que les résultats réels diffèrent considérablement de ceux qu'ils prévoient. Ces risques et incertitudes comprennent des facteurs inhérents à la politique et à l'économie nationale et internationale, la situation générale du secteur, y compris l'incidence des lois et des règlements environnementaux, l'imprécision des estimations des réserves, la fluctuation du prix des marchandises, des taux d'intérêt et des cours du change et la volatilité des marchés boursiers. Les renseignements et avis se rapportant aux perspectives de la Fiducie sont fondés sur les renseignements dont on pourrait disposer au 31 décembre 2003.

Autre information concernant le pétrole et le gaz

Propriétés pétrolifères et gazéifères principales

Le portefeuille de propriétés des filiales en exploitation est décrit ci-après. Bien que la Fiducie reçoive le revenu provenant de la PBN de chacune des filiales en exploitation, toutes les activités pétrolières et gazières de la Fiducie sont exercées par la Société, qui en assure la gestion.

De manière générale, les propriétés comportent de vastes gisements de pétrole qui bénéficient de la pression active générée par la nappe aquifère régionale sous-jacente. En général, les propriétés ont un taux d'épuisement prévisible, les frais de production et le prix du pétrole étant des éléments clés permettant d'établir les limites économiques de la production. La Société participe activement aux efforts de compression des coûts, d'optimisation de la production et de remplacement des réserves dans le but d'accroître les réserves en prolongeant la durée économique des propriétés productives au delà des limites indiquées dans le rapport McDaniel et en mettant en valeur les nouvelles réserves prouvées que McDaniel n'a pas évaluées. En ce qui a trait aux propriétés, la Société a conclu un certain nombre de swaps de prix de l'électricité afin de gérer une partie des risques inhérents à la volatilité du prix de l'électricité, qui compte pour une part importante des frais de production relatifs aux propriétés.

Propriétés Provost principales

Le texte qui suit est une description des propriétés pétrolifères et gazéifères principales des filiales en exploitation qui constituaient les propriétés Provost au 31 décembre 2003. La production indiquée est la production brute pour les filiales en exploitation, soit la quote-part totale attribuable à la participation des filiales en exploitation, sans déduire les redevances appartenant à des tiers et sans inclure les droits de redevance des filiales en exploitation et, sauf indication contraire, désigne la production de 2003, à l'exclusion de celle provenant des propriétés exploitées par des tiers. Sauf indication contraire, les données relatives aux acres bruts et nets et le nombre de puits sont au 31 décembre 2003.

<u>Hayter</u>

Les filiales en exploitation ont un intérêt économique direct moyen de 93,1 % dans cette propriété qu'elles exploitent, qui produit environ 5 000 bep/j nets de pétrole à 15 °API provenant du gisement Dina « B » situé dans les sections 24, 25, 34 et 35-40-1 W4M. Le gisement Hayter comprend 176 puits productifs bruts (167 puits nets). Le PIEP de la superficie attribuable à l'intérêt économique direct des filiales en exploitation est estimé à 138 Mb.

La production de liquides de Hayter est acheminée à l'une ou l'autre des deux installations centrales, situées à 8-35-40-1 W4M ou 1-34-40-1 W4M, dans lesquelles les filiales en exploitation ont un intérêt économique direct de 95 % et qu'elles exploitent. Les installations ont une capacité combinée d'environ 200 000 b/j de liquides. Le pétrole provenant de la zone Hayter est mélangé à du condensat et expédié de l'installation au terminal Hardisty par le pipeline Gibson Provost. Le gaz naturel dissous est conservé et utilisé comme combustible aux installations, le reste étant traité à l'usine Husky North Hansman située à 8-14-39-03 W4M. Les travaux futurs de mise en valeur de ce gisement comprendront d'autres forages intercalaires à des intervalles plus rapprochés, des extensions du gisement grâce au repérage de réserves contournées et la remise en production de puits existants au moyen de l'isolation des

parties des puits horizontaux dont la production d'eau est élevée. Il est également possible de recourir à des méthodes de compression des coûts afin d'améliorer les rentrées nettes et la récupération ultime en employant des séparateurs d'eau libre inclinés et en augmentant la capacité d'élimination de l'eau. Les résultats initiaux de l'élimination de l'eau à basse pression sont encourageants en vue de la réduction constante des frais d'exploitation et de l'augmentation continue des volumes d'élimination.

Thompson Lake

Les filiales en exploitation exploitent les propriétés Thompson Lake, à raison d'un intérêt économique direct d'environ 99 %. Ces propriétés produisent environ 1 230 bep/j de pétrole à 27 °API d'une teneur en eau de 99 % provenant du gisement Provost Glauconite « A » situé dans les rangs 10 et 11 W4M des cantons 40 et 41. Le champ comporte 192 puits productifs bruts. Le PIEP de cette zone est estimé à 50 Mb.

La production de liquides de Thompson Lake est acheminée à l'installation centrale située à 4-2-41-11 W4M, dans laquelle la Société a un intérêt économique direct exclusif. La capacité de l'installation est d'environ 210 000 b/j de liquides. Le pétrole est expédié de l'installation jusqu'au terminal Hardisty par le pipeline Gibson. Le gaz naturel dissous est conservé et traité à l'usine à gaz Husky Provost située à 13-30-40-10 W4M.

L'une des tactiques d'exploitation principales visant à améliorer le rendement futur du champ Thompson Lake consiste à améliorer l'efficacité globale du traitement des liquides et à diminuer les besoins en électricité liés au traitement de l'eau. L'amélioration de la capacité d'élimination de l'eau à basse pression permettra d'optimiser la production grâce à l'augmentation du débit total de liquides aux puits, ce qui pourrait avoir des répercussions favorables sur les taux de production, sur la récupération des réserves et sur les frais de production. De plus, la priorité accordée à la production devrait optimiser le traitement global des liquides en concentrant les efforts d'exploitation sur les puits les plus productifs.

Killarney

Les filiales en exploitation sont propriétaires d'un intérêt économique direct moyen de 93 % dans le champ Killarney, qu'elles exploitent et qu'elles ont acquises, avec la Fiducie, dans le cadre de l'acquisition directe de certaines propriétés dans Killarney et de l'acquisition de WEI, au cours du deuxième trimestre de 2003. Le champ Killarney est un gisement de pétrole Cummings/Dina situé dans un rayon de 3,5 milles du champ Hayter actuel de Harvest. Sa production est d'environ 1 020 bep/j de pétrole à 20,4 °API. Le gisement Killarney comporte 123 puits de pétrole productifs bruts (114 puits nets). Le PIEP est estimé à 51 Mb.

La production de liquides de Killarney est acheminée à deux installations centrales situées à 6-29-41-1 W4M et à 10-20-41-1 W4M. La capacité maximale totale des installations est d'environ 175 000 b/j de liquides. Il est possible d'accroître la production en augmentant la capacité d'élimination de l'eau de ce champ.

David North

Les filiales en exploitation ont un intérêt économique direct exclusif dans cette propriété, qu'elles exploitent, qui produit environ 700 bep/j de pétrole, d'une densité de 23 °API principalement et d'une teneur en eau de 98 %, provenant des sables pétrolifères Lloydminster (soumis à l'injection d'eau) et Dina situés dans les sections 26 et 27-40-3 W4M. Le champ comporte 54 puits productifs bruts (54 puits nets). Le PIEP des deux zones productives est estimé à 18 Mb.

La production de liquides est acheminée à l'installation centrale située à 15-26-40-3 W4M, dans laquelle les filiales en exploitation ont un intérêt économique direct exclusif. La capacité de l'installation est d'environ 40 000 b/j de liquides. Le pétrole est expédié de l'installation au terminal Hardisty par le pipeline Gibson. Le gaz naturel dissous est conservé et traité à l'usine à gaz Husky North Hansman située à 8-14-39-3 W4M.

L'accélération de l'exploitation de certains puits et le recours accru aux séparateurs d'eaux libres inclinés pourraient accroître l'efficacité, réduire les frais d'exploitation et augmenter la capacité de traitement des liquides. Les filiales en exploitation envisagent également de cibler des remises en production de puits ayant produit dans les zones

Lloydminster ou Dina afin de les convertir en puits de pétrole productifs Cummings ou Sparky. Les filiales en exploitation ont répertorié de nombreux puits qui seront remis en production.

West Provost

Les filiales en exploitation détiennent un intérêt économique direct moyen de 43,1 % dans cette zone, qui produit environ 610 bep/j de pétrole, d'une densité de 26 °API principalement et d'une teneur en eau de 98 %, provenant principalement du gisement Mannville « L », situé dans les cantons 37, 38 et 39-3 W4M. La production de gaz naturel s'établit à environ 200 kpi^3/j. Le gisement West Provost comporte 114 puits de pétrole productifs bruts (43 puits nets) et 15 puits de gaz naturel productifs bruts (6 puits nets). Le PIEP de cette zone est estimé à 35 Mb.

La majeure partie de la production de liquides de West Provost est acheminée à une installation centrale située à 3-15-38-03 W4M, dans laquelle les filiales en exploitation ont un intérêt économique direct de 37,5 %. L'installation a une capacité d'environ 115 000 b/j de liquides. Le pétrole est acheminé de l'installation au terminal Hardisty par le pipeline Gibson Provost. Le gaz naturel dissous et non associé est conservé et traité à l'usine à gaz Husky North, Hansman Lake située à 8-14-39-03 W4M. La zone West Provost produit également du gaz naturel à partir de 15 puits bruts, provenant principalement des formations Viking et Colony.

Il est possible de recourir à des méthodes de compression des coûts afin d'améliorer les rentrées nettes et la récupération ultime en employant des séparateurs d'eau libre inclinés et en augmentant la capacité d'élimination de l'eau.

Amisk

WEI est propriétaire d'un intérêt économique direct moyen de 75 % dans le champ Amisk, dont les filiales en exploitation exploitent la totalité de la production et que la Fiducie a acquis dans le cadre de l'acquisition de WEI, le 27 juin 2003. Le champ Amisk est situé dans l'axe productif qui comprend Thompson Lake, Hayter, Killarney et West Provost. Il est situé à 15 milles à l'est de Thompson Lake, tire sa production de la même formation et a des caractéristiques de production similaires. La production provenant de ce champ s'établit à environ 690 bep/j de pétrole à 22 °API. Le gisement Amisk comporte 88 puits de pétrole productifs bruts (66 puits nets). Le PIEP de la totalité du gisement Amisk est estimé à 62 Mb.

La production de liquides de Amisk est acheminée à une installation centrale en exploitation située à 12-15-40-08 W4M. Les filiales en exploitation ont repéré des possibilités d'améliorer les rentrées nettes et la récupération ultime en réduisant les frais d'exploitation, en suspendant l'exploitation des puits marginaux et en augmentant la capacité d'élimination de l'eau du champ.

Czar

Les filiales en exploitation sont propriétaires d'un intérêt économique direct moyen exclusif dans cette zone (dont elles exploitent la totalité de la production) que la Fiducie a acquis dans le cadre de l'acquisition de WEI, le 27 juin 2003. Le champ Czar est situé à 8 milles directement à l'est de Amisk, dans le même axe productif, et sa production est d'environ 480 bep/j de pétrole à 16 °API. Le gisement Czar comporte 67 puits de pétrole productifs bruts (67 puits nets). Le PIEP est estimé à 34 Mb.

La production de liquides de Czar est acheminée à une installation centrale exploitée par les filiales en exploitation, qui est située à 2-19-40-06 W4M. Les filiales en exploitation ont repéré des possibilités d'améliorer les rentrées nettes et la récupération ultime en réduisant les frais d'exploitation et en augmentant la capacité d'élimination de l'eau du champ.

Bellshill Lake

Les filiales en exploitation ont un intérêt économique direct exclusif dans des terrains d'une superficie de 1 120 acres situés dans les sections 5 et 6-41-12 W4M, près de la concession Bellshill Blairmore. Cette propriété, dont les filiales en exploitation sont les exploitantes, produit environ 420 bep/j de pétrole, d'une densité de 18 °API

principalement et d'une teneur en eau de 98 %, provenant du gisement Ellerslie « A » et du gaz naturel provenant du gisement Glauconite « A ». Le champ comprend 20 puits productifs bruts (20 puits nets). Le PIEP de cette zone est estimé à 27 Mb.

La production de liquides du champ Bellshill Lake est acheminée à l'installation centrale située à 11-5-41-12 W4M, dans laquelle les filiales en exploitation ont un intérêt économique direct exclusif. La capacité de l'installation est d'environ 40 000 b/j de liquides. Le pétrole est expédié de l'installation au terminal Hardisty par le pipeline Gibson Bellshill. Le gaz naturel dissous est conservé et traité à l'usine à gaz Husky Hastings Coulee située à 1-14-41-15 W4M. L'eau est réinjectée dans la nappe aquifère du Crétacé inférieur. Les perspectives de mise en valeur comprennent un emplacement de forage horizontal additionnel et l'augmentation de la capacité d'injection d'eau.

Metiskow

Les filiales en exploitation ont un intérêt économique direct exclusif dans cette propriété qu'elles exploitent et qui produit environ 140 bep/j de pétrole à 16 °API provenant du gisement Provost Dina « E » situé dans les sections 22 et 23-39-6 W4M. Le champ a été mis en valeur exclusivement au moyen de puits horizontaux. Le gisement comporte neuf puits productifs bruts (neuf puits nets). Le PIEP de cette zone est estimé à 3,0 Mb.

La production de liquides de Metiskow est acheminée à l'installation centrale située à 5-22-39-6 W4M, dans laquelle les filiales en exploitation ont un intérêt économique direct exclusif. La capacité de l'installation est d'environ 13 500 b/j de liquides. Le pétrole est expédié par camion de l'installation au terminal Hardisty. Il pourrait être possible d'accroître la production en augmentant la capacité d'élimination de l'eau de ce gisement.

Propriétés Carlyle principales

Le texte qui suit décrit les propriétés pétrolifères et gazéifères principales des filiales en exploitation qui constituent les propriétés Carlyle (qu'elles ont acquises en octobre 2003) au 31 décembre 2003. La production indiquée est la production brute pour les filiales en exploitation, soit la quote-part totale attribuable à la participation des filiales en exploitation, sans déduire les redevances appartenant à des tiers et sans inclure les droits de redevance des filiales en exploitation et, sauf indication contraire, désigne la production de 2003, à l'exclusion de celle provenant des propriétés exploitées par des tiers. Sauf indication contraire, les données relatives aux acres bruts et nets et le nombre de puits sont au 31 décembre 2003.

Les propriétés décrites ci-après constituent la majeure partie des propriétés Carlyle. Une production supplémentaire d'environ 260 bep/j est tirée de petites propriétés diverses. Les données relatives au PIEP sont les valeurs publiées par le gouvernement de la Saskatchewan. La totalité de la production de pétrole est acheminée au réseau de pipeline de Enbridge Saskatchewan.

Hazelwood

Cette zone comporte neuf gisements distincts produisant environ 1 940 bep/j de pétrole à 34 °API provenant de 142 puits de pétrole situés dans la formation Tilston. Au 31 décembre 2003, les filiales en exploitation détenaient un intérêt économique direct moyen de 98 % dans 19 107 acres bruts, y compris 8 669 acres inexploités nets. La zone comporte 142 puits de pétrole productifs bruts (139 puits nets). Le PIEP de tous les gisements de Hazelwood est estimé à 160 Mb. Le statut d'exploitant (toutes les installations sauf une faisant l'objet d'un intérêt économique direct exclusif) et la vaste banque de données sismiques tridimensionnelles exclusives permettent de contrôler la possibilité d'accroître la production pétrolière et la durée des réserves au moyen de travaux de reconditionnement, de forage d'extension et de forage intercalaire horizontal. Les volumes de gaz naturel tirés de Hazelwood sont commercialisés par l'entremise d'une coopérative de gaz naturel rurale régionale.

Moose Valley

Cette zone comporte cinq gisements produisant environ 1 070 bep/j de pétrole à 28 °API provenant de 98 puits de pétrole situés dans la formation Tilston. Au 31 décembre 2003, les filiales en exploitation détenaient un intérêt

économique direct moyen de 97 % dans 8 417 acres bruts, y compris 3 794 acres inexploités nets. La zone comporte 98 puits de pétrole productifs bruts (97 puits nets). Le PIEP de tous les gisements de Moose Valley est estimé à 80 Mb. Le statut d'exploitant (toutes les installations sauf une faisant l'objet d'un intérêt économique direct exclusif) et la vaste banque de données sismiques tridimensionnelles exclusives permettent de contrôler la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau et de travaux de forage intercalaire et d'extension supplémentaires.

Whitebear

Cette zone comporte trois gisements principaux produisant environ 800 bep/j de pétrole à 34 °API provenant de 67 puits de pétrole situés dans la formation Tilston. Au 31 décembre 2003, les filiales en exploitation détenaient un intérêt économique direct exclusif dans 11 245 acres bruts, y compris 6 204 acres inexploités nets. La zone comporte 67 puits de pétrole productifs bruts (58 puits nets). Le PIEP de tous les gisements Whitebear est estimé à 120 Mb. Une partie importante de la propriété est située sur la réserve de la Première nation Whitebear. Le vendeur des propriétés Carlyle détient une option lui permettant d'acquérir un intérêt économique direct moyen supplémentaire de 23 % dans 960 acres bruts ainsi que des droits de redevance visant 96 acres à Willmar, qui fait partie de la zone Whitebear (les « terrains de la réserve Whitebear visés par l'option »). Le statut d'exploitant de toutes les installations et la vaste banque de données sismiques tridimensionnelles exclusives permettent de contrôler la possibilité d'accroître la production pétrolière et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau et de mesures de régularisation de l'eau de forages intercalaires horizontaux.

Corning/Flinton

Cette zone comporte cinq gisements produisant environ 740 bep/j de pétrole à 28,5 °API provenant de 67 puits de pétrole situés dans la formation Tilston. Au 31 décembre 2003, les filiales en exploitation détenaient un intérêt économique direct moyen exclusif dans 13 748 acres bruts, y compris 6 309 acres inexploités nets. La zone comporte 67 puits de pétrole productifs bruts (66 puits nets). Le PIEP de tous les gisements de Corning/Flinton est estimé à 53 Mb. Le statut d'exploitant de toutes les installations (intérêt économique direct exclusif) et la vaste banque de données sismiques tridimensionnelles exclusives permettent de contrôler la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement et du forage de certains puits intercalaires et d'extension.

Parkman East

Cette zone comporte les gisements Parkman East produisant environ 280 bep/j de pétrole à 33,5 °API provenant de 37 puits de pétrole situés dans la formation Tilston. Au 31 décembre 2003, les filiales en exploitation détenaient un intérêt économique direct moyen de 88,1 % dans 6 198 acres bruts, y compris 2 506 acres inexploités nets. La zone comporte 37 puits de pétrole productifs bruts (26 puits nets). Le PIEP de tous les gisements de Parkman East est estimé à 230 Mb. Il est possible d'accroître la production pétrolière et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau et de forages intercalaires sélectifs.

Wauchope/Lightning

Cette zone comporte trois gisements produisant environ 110 bep/j de pétrole à 33 °API provenant de 12 puits de pétrole situés dans la formation Tilston. Au 31 décembre 2003, les filiales en exploitation détenaient un intérêt économique direct moyen de 93 % dans 4 079 acres bruts, y compris 2 514 acres inexploités nets. La zone comporte 12 puits de pétrole productifs bruts (11 puits nets). Le PIEP de tous les gisements Wauchope/Lightning est estimé à 26 Mb. Le statut d'exploitant de toutes les installations (intérêt économique direct exclusif) et la vaste banque de données sismiques tridimensionnelles exclusives permettent de contrôler la possibilité d'accroître la production et la durée des réserves au moyen de travaux de reconditionnement, de l'amélioration du traitement de l'eau, de mesures de régularisation de l'eau, de travaux de forage d'extension supplémentaires et du forage de nouveaux gisements.

Nouvelles possibilités d'exploitation et de mise en valeur

La direction de la Société a repéré plusieurs possibilités de tirer profit du potentiel de mise en valeur éventuel en vue d'accroître la production existante, qui s'ajoutent aux projets de mise en valeur futurs pris en compte dans la valeur attribuée aux réserves dans le rapport McDaniel. Le rapport McDaniel ne tient compte ni des coûts en capital ni de la production supplémentaire éventuelle liés à ces possibilités, qui comprennent les suivantes :

- augmentation de la capacité de traitement de l'eau et d'évacuation de l'eau dans les champs clés afin d'accroître le volume de pétrole, notamment à l'aide de séparateurs d'eau libre inclinés et de nouveaux puits de refoulement;
- décongestionnement des installations de traitement des liquides et de l'infrastructure de surface existantes;
- possibilités de forage intercalaire horizontal et de forage d'extension à Hazelwood en plus de celles dont on a tenu compte dans le rapport McDaniel. Les emplacements ont été entièrement délimités au moyen de levés sismiques tridimensionnels;
- optimisation de la gestion de la teneur en pétrole des gisements grâce à la fermeture de certains puits et à l'accroissement de la quantité totale des liquides tirés des puits de limite ayant une teneur en pétrole plus élevée. Les puits fermés pourraient être remis en production en fonction de la variation de la teneur en pétrole;
- reperforation de puits fermés existants afin d'accéder aux réserves non épuisées;
- nombreuses possibilités d'exploration délimitées au moyen de levés sismiques dont on pourrait tirer un profit en les vendant ou en concluant des contrats d'amodiation à leur égard;
- possibilités de certains forages de développement dans les gisements de pétrole en sous-affleurement prolifiques Alida et Souris Valley.

Puits de pétrole et de gaz naturel

Le tableau suivant indique le nombre et le statut des puits dans lesquels les filiales en exploitation avaient un intérêt économique direct au 31 décembre 2003.

	Puits de pétrole				Puits de gaz naturel			
	Productifs		Non productifs		Productifs		Non productifs	
	Bruts	Nets	Bruts	Nets	Bruts	Nets	Bruts	Nets
Alberta	723	598	476	439	21	5	7	3
Saskatchewan	385	369	232	221	–	–	–	–
Total	1 108	967	708	660	21	5	7	3

Propriétés auxquelles aucune réserve n'a été attribuée

Le tableau suivant présente les terrains inexploités des filiales en exploitation au 1er janvier 2004.

	Terrains non mis en valeur (en acres)	
	Bruts	Nets
Alberta	15 549	10 398
Saskatchewan	26 372	25 598
Total	41 921	35 996

Les filiales en exploitation prévoient que les droits d'exploration, de mise en valeur et d'exploitation visant 5 832 acres nets de leurs terrains non mis en valeur expireront d'ici le 31 décembre 2004.

Contrats à terme

Pour obtenir une description des engagements importants visant la vente de gaz naturel et de pétrole brut qui étaient en cours au 31 décembre 2003, voir la note 12 des états financiers du rapport annuel de la Fiducie, qui est intégrée par renvoi aux présentes.

Renseignements supplémentaires relatifs aux frais d'abandon et de remise en état

Le tableau qui suit présente des renseignements sur les frais d'abandon et de remise en état futurs à l'égard des baux de surface, des puits, des installations et des pipelines devant être engagés par les filiales en exploitation pendant les périodes indiquées.

Période	Frais d'abandon et de remise en état compte tenu de la valeur de récupération (non actualisés et augmentés d'un taux d'inflation de 2 %) (en milliers de dollars)	Frais d'abandon et de remise en état compte tenu de la valeur de récupération (actualisés à 10 % et augmentés d'un taux d'inflation de 2 %) (en milliers de dollars)
Total au 31 décembre 2003	29 000	12 200
À payer en 2004 selon les prévisions	68	65
À payer en 2005 selon les prévisions	72	61
À payer en 2006 selon les prévisions	89	71

Le nombre de puits nets pour à l'égard desquels McDaniel a évalué que les filiales en exploitation devraient engager des frais d'abandon et de remise en état s'élève à 1 969.

Seuls les frais d'abandon associés aux puits ont été déduits par McDaniel aux fins de l'estimation des produits d'exploitation nets futurs qui figure dans le rapport McDaniel et tous ces frais (sans tenir compte des valeurs de récupération) ont ainsi été déduits.

Dépenses en immobilisations

Le tableau suivant résume les dépenses en immobilisations (déduction faite des mesures incitatives et de certains produits et compte tenu des frais administratifs et généraux capitalisés) relatives aux activités des filiales en exploitation pour l'exercice terminé le 31 décembre 2003 (en milliers de dollars) :

Coûts d'acquisition de propriétés		
Propriétés prouvées (nettes)	108 677	$
Propriétés inexploitées	–	
Frais d'exploration	–	
Frais de mise en valeur	26 623	
Total	135 300	$

Activités d'exploration et de mise en valeur

Le tableau suivant présente les puits d'exploration et de développement bruts et nets au forage desquels les filiales en exploitation ont participé au cours de l'exercice terminé le 31 décembre 2003.

	Puits d'exploration		Puits de développement	
	Bruts	Nets	Bruts	Nets
Puits de pétrole léger et de densité moyenne	–	–	21	18,5
Puits de gaz naturel	–	–	–	–
Service	–	–	1	1
Puits secs	–	–	–	–
Total	–	–	22	19,5

Les filiales en exploitation prévoient forer 32 puits en 2004. Quatorze d'entre eux ont été forés au cours du premier trimestre. Les filiales en exploitation ont entrepris un programme de forage de développement, dans le sud-est de la Saskatchewan, qui vise le forage de 15 puits en vue d'obtenir une production de pétrole de la formation Tilston. En date du 30 avril 2004, cinq de ces puits ont été forés dans le sud-est de la Saskatchewan. Les filiales en exploitation poursuivent le forage de développement à East Hayter au moyen de l'ajout de jusqu'à 12 nouveaux puits. Six de ces puits de East Hayter ont été forés à ce jour. Les filiales en exploitation poursuivent également un programme qui consiste à ajouter l'élimination d'eau à basse pression afin de diminuer les frais d'exploitation en réduisant la consommation d'électricité. À Thompson Lake, deux nouveaux puits d'élimination ont été ajoutés et trois autres puits sont prévus dans la zone Provost.

Production estimative

Le tableau suivant présente le volume de la production nette estimative des filiales en exploitation pour l'exercice se terminant le 31 décembre 2004, dont tient compte l'estimation des produits d'exploitation nets futurs présentée dans les tableaux qui figurent à la rubrique « – Présentation des données sur les réserves » et les prévisions de McDaniel.

	Pétrole léger et de densité moyenne	Pétrole lourd	Gaz naturel	LGN	Bep
	(b/j)	(b/j)	(kpi^3/j)	(b/j)	(bep/j)
Réserves prouvées exploitées	8 765	4 595	1 115	53	13 599
Réserves prouvées mises en valeur inexploitées	–	–	–	–	–
Réserves prouvées non mises en valeur	194	82	12	2	280
Total des réserves prouvées	8 958	4 677	1 127	55	13 879
Total des réserves probables	294	204	54	–	509
Total des réserves prouvées et probables	9 241	4 893	1 181	57	14 388

Hayter est la propriété productive la plus vaste des filiales en exploitation; elle compte pour 32 % de la production prévue en 2004. McDaniel prévoit que cette propriété produira 4 525 b/j de pétrole lourd.

Historique de production

Le tableau suivant résume certains renseignements relatifs à la production, aux prix auxquels la production a été vendue, aux redevances versées, aux frais d'exploitation et aux rentrées nettes en résultant pour les périodes indiquées ci-après :

Volumes de production quotidienne moyenne (sans déduire les redevances)

	2003				
	1er trimestre	2e trimestre	3e trimestre	4e trimestre	Total
Gaz naturel (kpi^3/j)	875	1 161	1 453	1 744	1 311
Pétrole lourd (b/j)	4 853	5 139	6 010	5 756	5 444
Pétrole de densité moyenne (b/j)	3 181	4 232	5 044	4 662	4 286
Pétrole léger (b/j)	–	–	–	4 079	1 028
LGN (b/j)	43	67	77	70	64
Total des liquides (b/j)	8 077	9 438	11 131	14 567	10 822
Bep – 6:1					
Production totale vendue					
Gaz naturel (kpi^3)	78 750	105 651	133 676	160 448	478 515
Pétrole lourd (b)	436 770	467 649	552 920	529 571	1 987 060
Pétrole de densité moyenne (b)	286 290	385 112	464 048	428 912	1 564 390
Pétrole léger (b)	–	–	–	375 310	375 220
LGN (b)	3 870	6 097	7 084	6 397	23 360
Total des liquides (b)	726 930	858 858	1 024 052	1 340 190	3 950 030
Bep – 6:1	**740 055**	**876 467**	**1 046 331**	**1 366 931**	**4 029 783**

Prix de vente moyen obtenu

	2003				
	1er trimestre	2e trimestre	3e trimestre	4e trimestre	Total
Gaz naturel ($\$/kpi^3$)	8,85	6,81	6,17	6,01	6,70
Pétrole lourd ($/b)	33,86	27,16	24,96 .	24,92	27,34
Pétrole de densité moyenne ($/b)	38,96	31,54	31,09	30,13	32,18
Pétrole léger ($/b)	–	–	–	35,56	35,56
Total du pétrole ($/b)	35,88	29,14	27,76	29,59	30,05
LGN ($/b)	43,28	28,91	23,80	29,18	29,92
Total du pétrole et des liquides ($/b)	35,92	29,14	27,73	29,59	30,05
Bep – 6:1	**35,44**	**28,69**	**27,27**	**29,13**	**29,59**

Redevances versées[(1)]

	2003				
	1er trimestre	2e trimestre	3e trimestre	4e trimestre	Total
Pétrole lourd (en milliers de dollars)	1 638	1 584	1 665	1 635	6 522
Pétrole léger et de densité moyenne (en milliers de dollars)	1 160	1 576	1 887	4 513	9 135
Gaz naturel et LGN (en milliers de dollars)	125	130	281	2 220	755
Total du pétrole (en milliers de dollars)	2 923	3 290	3 832	6 367	6 412
Pétrole lourd ($/b)	3,75	3,39	3,01	3,09	3,28
Pétrole léger et de densité moyenne ($/b)	4,05	4,09	4,07	5,61	4,71
Gaz naturel et LGN ($/bep)	7,35	5,50	9,56	6,62	6,36
Total du pétrole ($/b)	3,95	3,96	3,66	4,85	4,18

Frais d'exploitation[(1)]

	2003				
	1er trimestre	2e trimestre	3e trimestre	4e trimestre	Total
Pétrole lourd (en milliers de dollars)	3 624	3 212	3 838	3 984	14 658
Pétrole léger et de densité moyenne (en milliers de dollars)	3 075	3 256	5 602	734	20 666
Gaz naturel et LGN (en milliers de dollars)	106	128	221	265	721
Total du pétrole (en milliers de dollars)	6 804	6 596	9 661	12 983	36 045
Pétrole lourd ($/b)	8,30	6,87	6,94	7,52	7,38
Pétrole léger et de densité moyenne ($/b)	10,74	8,45	12,07	10,86	10,65
Gaz naturel et LGN ($/bep)	6,25	5,42	7,53	7,99	6,99
Total du pétrole ($/b)	9,19	7,53	9,23	9,50	8,94

Rentrées nettes touchées [(1)]

	2003				
	1er trimestre	2e trimestre	3e trimestre	4e trimestre	Total
Pétrole lourd ($/b)	21,81	16,90	15,01	14,31	16,68
Pétrole léger et de densité moyenne ($/b)	24,17	18,99	14,95	16,19	16,82
Gaz naturel et LGN ($/bep)	82,78	58,87	43,75	50,65	56,78
Total du pétrole ($/b)	22,29	17,41	14,38	14,97	16,61

Note
(1) Aucun renseignement n'est indiqué quant au gaz naturel et aux LGN, étant donné que les volumes de production sont négligeables.

DESCRIPTION DE LA FIDUCIE

Introduction

La Fiducie est une fiducie de placement à capital variable sans personnalité morale établie en vertu des lois de la province d'Alberta. La Fiducie n'est pas gérée par un tiers, mais par la Société, sa filiale en propriété exclusive, conformément à l'acte de fiducie et à la convention d'administration.

La Fiducie a été établie aux fins suivantes :

a) acquérir la PBN et des intérêts similaires de la Société, d'autres intérêts similaires et les redevances directes;

b) verser à la Société, dans la mesure des fonds dont la Fiducie dispose, 99 % du coût des avoirs miniers canadiens acquis par la Société (y compris toute somme empruntée en vue d'acquérir ces avoirs) et de certaines dépenses en immobilisations désignées liées aux propriétés (y compris toute somme empruntée en vue de financer ces dépenses);

c) acquérir des titres de la Société et des titres d'autres entreprises, y compris des personnes morales, des sociétés de personnes ou des fiducies, qui constituent des placements autorisés, ou investir dans de tels titres et emprunter des fonds ou obtenir d'autres formes de crédit à cette fin;

d) aliéner une partie du fonds de la Fiducie, y compris les titres de la Société;

e) détenir temporairement des espèces et des placements dans le but de payer les frais et les dettes de la Fiducie, faire d'autres placements de la manière envisagée dans l'acte de fiducie, régler les sommes payables par la Fiducie dans le cadre du rachat des parts de fiducie et verser des distributions aux porteurs de parts;

f) payer les frais liés à ce qui précède.

Voir « Description de la Fiducie – Espèces distribuables » et « Description de la Fiducie – Espèces à distribuer ».

La PBN et les redevances directes

Aperçu

La PBN représente le droit de recevoir un paiement mensuel des filiales en exploitation, conformément aux modalités des conventions relatives à la PBN, correspondant à l'excédent de quatre-vingt-dix-neuf pour cent (99 %) du produit brut tiré de la vente de la production attribuable aux participations dans les propriétés au cours du mois en question (les « revenus provenant de la PBN ») sur quatre-vingt-dix-neuf pour cent (99 %) de certains frais de production déductibles à l'égard de cette période. La quote-part restante de 1 % du produit brut tiré de la vente de la production qui ne fait pas partie de la PBN et que les filiales en exploitation conservent, ainsi que le revenu que les filiales en exploitation tirent de propriétés qui ne constituent pas des intérêts économiques directs dans des avoirs miniers canadiens (y compris la quote-part de 1 % revenant à la Société dans le revenu tiré de droits de redevance dont découlent les redevances directes), servent à acquitter certains frais et dépenses en immobilisations des filiales en exploitation.

Dans le cadre du calcul de la PBN, les filiales en exploitation déduisent divers frais. La Fiducie rembourse également aux filiales en exploitation les redevances et les autres frais payables à la Couronne par celles-ci relativement à la production tirée des propriétés de la Société ou au fait qu'elles en sont propriétaires. Les filiales en exploitation ont le droit de compenser leur obligation de payer la PBN par leur droit à ce remboursement.

Conformément aux conventions relatives à la PBN, la Fiducie est tenue de verser aux filiales en exploitation l'obligation différée de versement du prix d'achat. Pour régler cette obligation, la Fiducie verse à la Société le produit net de l'émission des parts de fiducie ou le produit découlant de l'aliénation de la PBN visant des propriétés. La Fiducie n'est tenue de régler l'obligation différée de versement du prix d'achat que si elle dispose d'un tel produit. Voir la rubrique « Obligation différée de versement du prix d'achat » ci-après à ce sujet.

Conformément aux conventions relatives à la PBN, la quasi-totalité des avantages économiques tirés de l'actif des filiales en exploitation reviennent à la Fiducie et, en bout de ligne, aux porteurs de parts. Chacune des conventions relatives à la PBN demeurera en vigueur tant que des droits pétroliers et gaziers seront visés par celles-ci.

En plus de la PBN, la Fiducie est propriétaire d'une participation véritable dans les redevances directes et elle pourrait acquérir d'autres redevances directes, qui pourraient être composées de droits de redevances sur des droits pétroliers et gaziers.

Obligation différée de versement du prix d'achat

Conformément aux conventions relatives à la PBN, l'obligation différée de versement du prix d'achat se compose de l'obligation continue de la Fiducie de verser aux filiales en exploitation, dans la mesure des fonds dont elle dispose, une somme correspondant à ce qui suit :

a) la partie des frais d'acquisition engagés par les filiales en exploitation qui est attribuable aux avoirs miniers canadiens, plus

b) certains frais désignés de forage, de conditionnement, d'équipement et autres relatifs aux propriétés, plus

c) la partie de la dette contractée relativement à ces frais d'acquisition et à ces dépenses en immobilisations qui sont payables au moment où la Société rembourse cette dette.

Pour régler l'obligation différée de versement du prix d'achat, la Fiducie est tenue de verser à la Société le produit net de l'émission des parts de fiducie ou le produit découlant de l'aliénation de la PBN afférente aux propriétés détenues par la Société. La Fiducie n'est tenue de régler l'obligation différée de versement du prix d'achat que si elle dispose d'un tel produit.

Voici ce qui se produit lorsque la Société désigne une dépense comme étant une obligation différée de versement du prix d'achat :

a) si la dépense désignée est financée au moyen de l'émission de parts de fiducie supplémentaires, au moyen du produit de l'aliénation de la partie des propriétés qui constitue un avoir minier canadien, au moyen de l'aliénation de redevances directes ou au moyen de l'émission de titres d'emprunt, elle ne sera pas imputée au revenu provenant de la PBN et, par conséquent, elle ne diminuera pas les versements de revenu provenant de la PBN à la Fiducie ou les distributions aux porteurs de parts;

b) la Fiducie est tenue de verser à la Société 99 % du montant de la dépense désignée, dans la mesure où la Société ne l'a pas financée au moyen d'un emprunt;

c) le coût, pour la Fiducie, de la dépense désignée est ajouté à son compte de frais à l'égard de biens canadiens relatifs au pétrole et au gaz naturel, ce qui lui permet d'obtenir des déductions fiscales supplémentaires;

d) le revenu supplémentaire provenant des propriétés acquises au moyen de la dépense désignée sera ajouté aux revenus servant à calculer le revenu provenant de la PBN, ce qui pourrait éventuellement accroître la somme payable à la Fiducie aux termes des conventions relatives à la PBN.

Fonds de réserve

Conformément aux conventions relatives à la PBN, les filiales en exploitation ont le droit de verser des sommes sur les revenus de production et d'autres revenus que la Société touche à l'égard des propriétés au fonds de réserve si celle-ci juge prudent de le faire, à sa discrétion exercée de façon raisonnable, conformément aux pratiques commerciales prudentes, dans le but de constituer une provision qui servira à payer les frais de production dont la Société estime qu'ils seront ou pourraient être exigibles au cours des six prochains mois ou qu'elle ne pourrait peut-être pas régler au moyen des revenus dont elle dispose au moment opportun. La Société est tenue d'affecter les sommes qu'elle a versées au fonds de réserve au règlement des frais de production. Dans la mesure où ces sommes sont prélevées sur le fonds de réserve et affectées au paiement des frais de production, elles seront déduites de la PBN.

Fonds de remise en état

Chacune des filiales en exploitation est responsable de sa part des obligations environnementales courantes et de la remise en état ultime des propriétés au moment de leur abandon. Conformément aux conventions relatives à la PBN,

les filiales en exploitation ont établi une stratégie de financement dans le but de financer les obligations de remise en état et les obligations environnementales futures prévues à l'heure actuelle. Dans la mesure où ces sommes sont prélevées sur le fonds de remise en état et affectées au financement des frais de remise en état des emplacements et d'abandon des puits et des installations, elles sont déduites dans le cadre du calcul du revenu provenant de la PBN.

Les obligations environnementales courantes devraient être financées au moyen d'emprunts et des rentrées de fonds. Ces obligations diminueront le montant du revenu provenant de la PBN qui est payable à la Fiducie. La Société estime actuellement que les obligations environnementales et de remise en état futures relatives aux propriétés totaliseront globalement environ 35 M$, déduction faite des frais de récupération estimatifs, pendant la durée restante de ces propriétés.

En plus des puits productifs et des puits capables de production qui ont été repérés, les propriétés comprennent des participations dans environ 215 puits d'injection, de refoulement ou de service actifs bruts (212 puits nets) et 294 puits fermés ou dont l'exploitation a été suspendue bruts (254 puits nets), qui ont tous été pris en considération dans l'estimation totale des obligations environnementales et de remise en état futures de la Société.

Espèces distribuables

Les espèces distribuables sont constituées des sommes touchées par la Fiducie aux termes de la PBN et des redevances directes, de l'intérêt et des autres revenus tirés des placements autorisés, du CIAR obtenu par la Fiducie, déduction faite des redevances à la Couronne non déductibles que la Fiducie rembourse aux filiales en exploitation, des dividendes versés sur les actions des filiales en exploitation et des autres dividendes versés sur les titres de celles-ci, déduction faite de tous les frais et de toutes les dettes de la Fiducie, y compris les frais du service de la dette, qui sont exigibles ou qui ont été cumulés et qui sont imputables au revenu.

Conformément à l'acte de fiducie et à la convention d'administration, la Société calcule le revenu provenant de la PBN de chaque mois civil et organise le paiement de certains frais directs de la Fiducie au moyen de celui-ci.

Le montant réel des espèces distribuables dépend notamment de la quantité et de la qualité du pétrole brut, du gaz naturel et des liquides du gaz naturel produits, des prix auxquels pour cette production est vendue, des frais directs de la Fiducie, des taxes et impôts, des frais d'exploitation, des frais de transport et de traitement, des dépenses en immobilisations, des frais du service de la dette, des redevances à la Couronne et des autres redevances, des autres frais destinés à la Couronne, des versements nets au fonds de remise en état, des apports nets des filiales en exploitation au fonds de réserve et des frais généraux et administratifs de la Fiducie et des filiales en exploitation. Voir la rubrique « Facteurs de risque ».

Les filiales en exploitation ont aussi la possibilité de contracter des dettes et de conserver des espèces de manière à modifier les fluctuations saisonnières et les autres fluctuations des espèces distribuables. Les porteurs de parts peuvent également recevoir des distributions sur le produit net tiré de la vente des propriétés dans la mesure où la Société décide de ne pas utiliser ce produit pour acquérir d'autres propriétés.

Retard dans les espèces distribuables

En plus des retards habituels pouvant se produire dans les paiements effectués par les acheteurs de pétrole et de gaz naturel aux exploitants des propriétés et par l'exploitant aux filiales en exploitation ou à la Fiducie, ces paiements pourraient également être retardés en raison des restrictions imposées par les prêteurs, des retards dans la vente ou la livraison de produits, des retards dans le raccordement de puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés dans le cadre de l'exploitation des propriétés ou de la constitution de provisions par l'exploitant à l'égard de tels frais.

Fonds de capital

La Fiducie conserve jusqu'à 50 % des espèces distribuables dans son fonds de capital dans le but de financer les acquisitions futures et la mise en valeur des propriétés de manière à pouvoir continuer à obtenir ou à maintenir les espèces distribuables pendant une période plus longue que ce qui serait possible autrement. Au 31 décembre 2003, le fonds de capital avait un déficit d'environ 14,2 M$ (le 31 mars 2004, il affichait un solde positif d'environ 10,9 M$).

Espèces à distribuer

Les espèces à distribuer sont constituées du solde des espèces distribuables qui sont distribuées aux porteurs de parts, déduction faite des fonds conservés par la Fiducie aux fins du fonds de capital.

Les porteurs de parts inscrits à une date de clôture des registres ont le droit de toucher les distributions en espèces mensuelles des espèces à distribuer qui deviendront payables le 15e jour suivant la date de clôture des registres ou le jour ouvrable suivant si cette date ne correspond pas à un jour ouvrable.

Traitement fiscal

Toutes les sommes versées par la Fiducie relativement aux frais d'acquisition et à l'obligation différée de versement du prix d'achat constituent des FBCPG de la Fiducie au cours de l'année durant laquelle ils auront été engagés. La quote-part de la Fiducie dans le produit de disposition d'avoirs miniers canadiens qui peut être touchée en raison de la renonciation à la PBN réduira les FBCPG cumulatifs de la Fiducie. Pour calculer la partie des espèces à distribuer qui est imposable pour un porteur de parts, la Fiducie a le droit de se prévaloir d'une déduction annuelle relativement à ses FBCPG cumulatifs, à la déduction relative aux ressources et aux frais d'émission capitalisés conformément aux dispositions de la Loi de l'impôt. La partie des espèces à distribuer aux porteurs de parts qui n'est pas imposable entre les mains de la Fiducie est considérée comme un remboursement de capital et diminue le prix de base rajusté des parts de fiducie détenues à titre d'immobilisations par un porteur de parts. À cet égard, l'imposition des distributions de capital est reportée jusqu'à ce qu'une disposition réelle ou réputée des parts de fiducie survienne ou jusqu'à ce que les parts de fiducie d'un porteur aient un prix de base rajusté inférieur à zéro.

Conseil d'administration

Le conseil d'administration de la Société se compose de cinq membres. Conformément à l'acte de fiducie, les porteurs de parts ont le droit d'élire les membres du conseil d'administration chaque année. Avant la tenue de toutes les assemblées annuelles, la Société fait parvenir une circulaire d'information et une procuration aux porteurs de parts relativement à l'élection de ses administrateurs. Voir la rubrique « Renseignements sur la Société – Administrateurs et membres de la direction de la Société ».

Délégation de pouvoirs, administration et régie de la Fiducie

Les décisions importantes en matière de gestion de la Fiducie ont été déléguées de manière générale à la Société (et, par conséquent, au conseil d'administration de la Société). Plus particulièrement, le fiduciaire a délégué à la Société la responsabilité des questions ayant trait à ce qui suit : (i) les placements de titres, (ii) la conformité aux lois applicables, y compris relativement à un placement, (iii) la teneur des documents relatifs aux placements, l'exactitude des renseignements qui y figurent et les attestations y afférentes, (iv) les modalités des contrats importants de la Fiducie et les modifications apportées à ceux-ci, (v) les conventions de prise ferme ou de placement pour compte prévoyant la vente de parts de fiducie ou de droits visant des parts de fiducie, (vi) les rachats de parts de fiducie, (vii) les droits de vote afférents aux placements dans le fonds de la Fiducie ou aux placements subséquents et (viii) les pouvoirs et l'autorité exprès dont il est question dans l'acte de fiducie.

Conformément aux conventions relatives à la PBN, les filiales en exploitation ont le contrôle exclusif de la mise en valeur des propriétés et des terrains mis en commun ou faisant l'objet d'une exploitation concertée avec celles-ci ainsi que de la récupération de pétrole, de gaz naturel et de liquides de gaz naturel qui en sont tirés, y compris toutes les décisions ayant trait au forage, au conditionnement, à l'équipement, à la production, à la suspension, à l'abandon et à la fermeture des puits, au moment et à la manière dont ces travaux doivent être effectués et toutes les décisions

ayant trait au fait de convertir ou non les redevances en intérêts économiques directs. Le conseil de Harvest a décidé que toutes les décisions importantes en matière d'exploitation et toutes les décisions ayant trait (i) aux acquisitions et aux aliénations de propriétés moyennant un prix d'achat ou un produit supérieur à 5 M$, (ii) à l'approbation des budgets de dépenses en immobilisations, (iii) à l'approbation des politiques et des mesures de gestion des risques projetées et (iv) à l'établissement de facilités de crédit doivent être prises par le conseil d'administration.

Lorsqu'elle exerce ses pouvoirs et s'acquitte des obligations qui lui incombent, la Société est tenue d'agir honnêtement et de bonne foi et d'exercer le degré de soin, de diligence et de compétence dont ferait preuve un consultant et administrateur du secteur pétrolier et gazier raisonnablement prudent dans des circonstances comparables. Lorsqu'elle exerce ses pouvoirs et s'acquitte des obligations qui lui incombent, la Société a pour objectif de maximiser le revenu distribuable aux porteurs de parts dans la mesure où cela est conforme avec la croissance à long terme de la valeur de la Fiducie. Pour atteindre cet objectif, la Fiducie emploie et continuera d'employer des pratiques commerciales prudentes du secteur pétrolier et gazier. Toutes les activités de la Société sont et continueront d'être exercées conformément aux lois applicables, dans l'intérêt des porteurs de parts et de la Fiducie.

Le conseil de Harvest examine en permanence la nature et la portée des services que la Société doit fournir à la Fiducie et les frais nécessaires à leur prestation.

Les frais généraux et administratifs sont déduits des revenus de production dans le cadre du calcul du revenu provenant de la PBN dans la mesure où ils n'ont pas été acquittés au moyen des autres revenus de la Société ou déduits par la Fiducie dans le calcul des espèces distribuables. La Société facture les frais généraux et administratifs à la Fiducie en fonction des frais directs qu'elle a engagés pour remplir les obligations qui lui incombent envers la Fiducie aux termes de l'acte de fiducie et de la convention d'administration. La Société a droit au remboursement de tous les frais, directs ou indirects, qu'elle a consacrés à la création, au démarrage, à la mise en place et à l'organisation de la Fiducie et au transfert en sa faveur de la propriété, de la gestion et de l'exploitation des propriétés Provost et des propriétés Carlyle par les vendeurs des propriétés Provost et le vendeur des propriétés Carlyle. Dans la mesure où ces frais ont été engagés jusqu'à présent, la Société les a acquittés au moyen de prélèvements sur une facilité de crédit antérieure et d'un crédit-relais que Caribou avait consenti à la Fiducie.

Emprunts de la Fiducie

Le 28 juillet 2003, la Fiducie a conclu les billets de financement provisoire par capitaux propres avec les prêteurs du financement provisoire, qui prévoient que des avances pouvant aller jusqu'à 40 M$ peuvent être consenties à la Fiducie afin de faciliter le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des propriétés Carlyle. Le 29 septembre 2003, les billets de financement provisoire par capitaux propres ont été modifiés afin de permettre que les avances consenties soient affectés au remboursement intégral de la facilité bancaire préalable et la Fiducie a conclu les billets de financement provisoire. Ceux-ci prévoient que des avances pouvant aller jusqu'à 30 M$ peuvent être consenties à la Fiducie afin de faciliter le paiement de l'obligation différée de versement du prix d'achat résultant de l'acquisition des propriétés Carlyle et de rembourser intégralement la facilité bancaire préalable. La conclusion des conventions de financement provisoire n'a pas fait ni ne fera en sorte que les prêteurs du financement provisoire obtiennent une commission d'engagement ou de montage.

Les modalités des conventions de financement provisoire prévoient que des versements d'intérêt trimestriels doivent être effectués aux prêteurs du financement provisoire à terme échu le jour ouvrable suivant un trimestre civil. Les versements sont calculés chaque jour au taux annuel fixe de 10 %, selon une année de 365 ou 366 jours (selon le cas). Aux termes des billets de financement provisoire par capitaux propres, la Fiducie a l'option de régler les versements d'intérêt trimestriels en espèces ou, sous réserve de l'approbation des organismes de réglementation compétents, en émettant des parts de fiducie. Si la Fiducie choisit d'émettre des parts de fiducie, elle devra donner aux prêteurs du financement provisoire un préavis d'au moins cinq jours ouvrables à cet effet. Le nombre de parts de fiducie devant être émises aux prêteurs du financement provisoire aux fins du règlement d'un versement trimestriel doit correspondre au montant du versement trimestriel divisé par 90 % du cours moyen pondéré des parts de fiducie à la TSX au cours des dix derniers jours de bourse du trimestre civil.

La Fiducie a également l'option de rembourser le capital impayé à tout moment. À cet effet, elle est tenue de donner aux prêteurs du financement provisoire un préavis écrit de dix jours ouvrables. Si la Fiducie choisit de rembourser

une partie du capital impayé, ce versement doit être effectué en espèces. Aux termes des billets de financement provisoire par capitaux propres, si la Fiducie choisit de rembourser le capital intégralement, en plus du versement trimestriel exigible à l'échéance, elle pourra alors régler son obligation en espèces ou, sous réserve de l'approbation des organismes de réglementation compétents, en émettant des parts de fiducie. Si la Fiducie choisit d'émettre des parts de fiducie, elle devra donner aux prêteurs du financement provisoire un préavis d'au moins cinq jours ouvrables à cet effet. Le nombre de parts de fiducie devant être émises aux prêteurs du financement provisoire aux fins du règlement du capital et du versement trimestriel exigible doit correspondre à la somme du capital et du versement trimestriel couru divisée par 90 % du cours moyen pondéré des parts de fiducie à la TSX au cours des dix jours de bourse précédant la date à laquelle l'obligation est réglée. Nonobstant ce qui précède, la partie du capital impayé et la totalité de l'intérêt couru et impayé à l'égard des conventions de financement provisoire sont exigibles intégralement le 1er janvier 2005. Le montant exigible le 1er janvier 2005 peut être réglé en espèces et, dans le cas des billets de financement provisoire par capitaux propres, sous réserve de l'approbation des organismes de réglementation compétents, au moyen de l'émission de parts de fiducie, les modalités relatives à l'avis et au nombre de parts de fiducie émises étant les mêmes que celles qui sont indiquées ci-dessus. Une sûreté a été accordée aux prêteurs du financement provisoire sous la forme d'une débenture assortie d'une charge fixe et flottante sur la PBN de la Fiducie. Les prêteurs du financement provisoire peuvent exiger le remboursement du montant intégral du financement advenant un cas de défaut prévu dans les conventions de financement provisoire. Le cas échéant, la Fiducie n'a pas l'option d'émettre des parts de fiducie dans le but de remplir son obligation de remboursement.

Au moment de la clôture de l'opération visant les propriétés Carlyle, le 16 octobre 2003, la Société avait remboursé une tranche de 8,5 M$ des billets de financement provisoire par capitaux propres (une somme de 25 M$ étant toujours impayée aux termes de ceux-ci) et une tranche de 25 M$ des billets de financement provisoire (ce qui en a conclu le remboursement intégral) au moyen de prélèvements sur la facilité bancaire actuelle.

En 2004, la Fiducie a remboursé la totalité du capital impayé de 25 M$ des billets de financement provisoire par capitaux propres au moyen du produit de l'émission des débentures convertibles.

RENSEIGNEMENTS SUR LA SOCIÉTÉ

La Société a été constituée en vertu de la *Business Corporations Act* (Alberta) le 14 mai 2002 sous la dénomination 989131 Alberta Ltd. Le 17 mai 2002, la Société a modifié ses statuts constitutifs dans le but d'adopter la dénomination Coyote Energy Inc. et, le 17 septembre 2002, elle a adopté la dénomination « Harvest Operations Corp. ». Le 1er janvier 2004, la Société a fusionné avec WEI et la société issue de la fusion a été prorogée sous la dénomination « Harvest Operations Corp. ». Le bureau principal de la Société est situé au 330, 5th Avenue S.W., bureau 1900, Calgary (Alberta) T2P 0L4, et son siège social, au 350, 7th Avenue S.W., bureau 1400, Calgary (Alberta) T2P 3N9. Toutes les actions émises et en circulation de la Société sont détenues par le fiduciaire au profit de la Fiducie et pour le compte de celle-ci.

Activités

La Société gère et administre la Fiducie et HST pour le compte de la Fiducie et est responsable des services techniques, géologiques, financiers et administratifs et des services en matière de placement, d'ingénierie, de gestion des terrains et de commercialisation des marchandises ayant trait au pétrole et au gaz naturel ayant trait aux propriétés et à la Fiducie. Chacun des administrateurs et des membres de la direction principale de la Société travaille au sein du secteur pétrolier et gazier depuis plus de 18 ans en moyenne. Au 30 avril 2004, la Société compte 48 employés et consultants au bureau principal et 62 employés, consultants et entrepreneurs sur le terrain qui se consacrent aux propriétés, dont les personnes clés ont une vaste expérience de tous les aspects techniques, financiers et de l'exploitation du secteur pétrolier et gazier, y compris les suivants :

- la mise sur pied, l'exploitation, la gestion, la mise en valeur et l'optimisation de propriétés pétrolifères et gazéifères;
- l'évaluation, l'acquisition et l'aliénation de propriétés pétrolifères et gazéifères;
- la commercialisation de pétrole, de gaz naturel et de liquides de gaz naturel.

Politiques et stratégies de la direction

Grâce à leur expérience, les membres de l'équipe de direction ont des antécédents reconnus en matière d'acquisition, de mise en valeur et d'exploitation de réserves de pétrole et de gaz naturel. La direction de la Société estime que le succès qu'elle tire de ces expériences peut être attribué à plusieurs principes de gestion, notamment les suivants :

a) stratégie d'évaluation et d'acquisition ciblée et rigoureuse ayant pour objectif d'acquérir des réserves pétrolières et gazières qu'elle pourra exploiter à faible coût;

b) recours à des stratégies et à des contrôles en matière d'exploitation et de gestion dans le but d'accroître les taux de production et les revenus nets tirés de la production, principalement au moyen de la réduction des frais de production;

c) établissement et exploitation du potentiel des propriétés acquises dans le but d'augmenter la production et la récupération des réserves;

d) acquisition d'autres éléments d'actif dans les zones d'exploitation existantes dans le but de favoriser l'efficacité en matière d'exploitation et de mise en valeur;

e) gestion des risques efficace au moyen de programmes d'assurance et de couverture des marchandises prudents ainsi que d'une gestion pratique des propriétés.

Il est prévu que les activités entreprises par la direction de la Société pour le compte de la Fiducie viseront les objectifs suivants :

- optimisation constante du montant des espèces distribuables et, en bout de ligne, des espèces à distribuer versées aux porteurs de parts;
- maximisation des rentrées de fonds, de la production et de la récupération des réserves des propriétés;
- croissance à long terme de la valeur des propriétés et, par conséquent, de la valeur de la PBN et des redevances directes détenues par la Fiducie grâce à l'amélioration des taux de récupération des propriétés Provost et à l'acquisition d'autres propriétés.

Emprunts de la Société

Les filiales en exploitation et la Fiducie sont autorisées à contracter des dettes en vue d'acheter des participations dans les propriétés, de faire des dépenses en immobilisations ou de contracter d'autres obligations ou engager d'autres dépenses relatives aux propriétés ou aux fins du fonds de roulement. Les dettes contractées par les filiales en exploitation en vue de financer l'achat d'avoirs miniers canadiens peuvent être remboursées au moyen des fonds versés par la Fiducie aux termes de l'obligation différée de versement du prix d'achat. Le conseil de Harvest a établi les lignes directrices suivantes à l'égard des dettes des filiales en exploitation : (i) les sommes empruntées en vue de financer l'achat de propriétés ne doivent pas excéder 50 % de la valeur des réserves de toutes les propriétés, y compris celles devant être acquises au moment où l'emprunt est contracté, comme en fait état le dernier rapport technique indépendant disponible, sauf si le conseil d'administration l'approuve expressément, et (ii) les frais du service de la dette annuels estimatifs pour les 12 mois suivant l'emprunt des sommes nécessaires au financement des dépenses en immobilisations, d'autres obligations financières ou des dépenses nécessaires pour maintenir ou améliorer la production des propriétés ne doivent pas excéder 50 % du revenu estimatif provenant de la PBN et du revenu estimatif tiré des redevances directes pendant cette période de 12 mois, sauf si le conseil d'administration l'approuve expressément. Les filiales en exploitation ont le droit d'octroyer une sûreté ayant priorité sur la PBN, et la Fiducie est autorisée à octroyer une sûreté sur la PBN et les redevances directes pour garantir les prêts qui lui sont consentis directement ou les garanties qu'elle donne à l'égard des dettes des filiales en exploitation. Les emprunts contractés par la Fiducie doivent être approuvés par le conseil d'administration.

Les frais du service de la dette des filiales en exploitation sont déduits dans le calcul du revenu provenant de la PBN, et ceux de la Fiducie, dans le calcul des espèces distribuables. Le remboursement des dettes des filiales en exploitation est prévu de manière à minimiser, dans la mesure du possible, l'impôt sur le revenu payable par celles-ci.

Le 3 octobre 2003, la Société a conclu une facilité de crédit provisoire en vue d'obtenir un prêt d'exploitation à vue renouvelable de 15 M$, qui a été affecté au remboursement intégral de la facilité de crédit de WEI, qui lui avait été consentie par une banque à charte canadienne, et aux fins générales du fonds de roulement. Le 3 octobre 2003, la Société a remboursé une somme de 2,9 M$ en capital et intérêt couru à l'égard de la facilité de crédit de WEI. Au moment de la clôture de l'opération visant les propriétés Carlyle, le 16 octobre 2003, la facilité de crédit provisoire a été remboursée et remplacée par la facilité bancaire actuelle qui est décrite ci-après.

Le 16 octobre 2003, Harvest Operations Corp. a obtenu la facilité bancaire actuelle de 89 M$ du prêteur de la facilité bancaire actuelle. La facilité porte intérêt à des taux allant de 0,25 % à 1,5 % au dessus du taux préférentiel et dépend du ratio de la dette par rapport aux rentrées de fonds de la Fiducie. À compter du 31 janvier 2004, la base d'emprunt sera réduite de 4,5 M$ chaque mois. Une partie de cette facilité a été affectée au remboursement de la facilité bancaire provisoire de 15 M$, une tranche de 31,35 M$ a servi à financer partiellement l'acquisition des propriétés Carlyle, une somme de 8,5 M$ a été affectée au remboursement d'une partie des billets de financement provisoire par capitaux propres et une tranche de 25 M$ a servi à rembourser les billets de financement provisoire.

		Ratio de la dette par rapport aux rentrées de fonds annualisées				
Emprunt	**Taux de base**	**<1,0 fois**	**1,0 à 1,5 fois**	**1,5 à 2,0 fois**	**2,0 à 3,0 fois**	**>3,0 fois**
En dollars canadiens	Préférentiel des banques canadiennes	+0,25 %	+0,375 %	+0,50 %	+0,75 %	+1,50 %
Acceptations bancaires	Taux du marché	+1,25 %	+1,50 %	+1,75 %	+2,00 %	s.o.
En dollars américains	Préférentiel des banques américaines	+0,25 %	+0,375 %	+0,50 %	+0,75 %	+1,50 %
Au TIOL	Taux du marché	+1,25 %	+1,50 %	+1,75 %	+2,00 %	s.o.

La Société est également assujettie à une commission d'engagement correspondant à 0,125 % par année de la tranche inutilisée de la facilité bancaire actuelle.

La garantie de la facilité bancaire actuelle consiste en une cession générale des créances, une débenture de 150 000 000 $ assortie d'une charge flottante grevant la totalité de l'actif de la Société, une déclaration relative au titre de propriété des baux et des réserves de pétrole et de gaz naturel, des conventions de subordination à l'égard des paiements aux termes de la PBN, des paiements aux termes des conventions de financement provisoire et des restrictions relatives au versement de distributions aux porteurs de parts si une demande de remboursement est faite ou en cas de défaut ou, dans certaines circonstances, en cas d'insuffisance de la base d'emprunt ou de défaut. La Société s'est engagée, aux termes de la facilité bancaire actuelle, à conserver un ratio du fonds de roulement (c'est-à-dire, l'actif à court terme plus la tranche inutilisée de la facilité bancaire actuelle, divisé par le passif à court terme sauf la dette bancaire) d'au moins 1:1, à conserver une couverture minimale de 50 % et de 25 % des volumes de pétrole pour les quatre premiers trimestres civils à venir et les quatre trimestres civils suivants, respectivement, et à se conformer aux exigences habituelles du secteur en ce qui a trait à la présentation de l'information, à l'exploitation, à la conformité aux lois, au paiement des impôts et taxes, à l'environnement, à l'accès des prêteurs aux livres et aux registres, à la tenue de livres, aux changements de contrôle, aux fusions, aux regroupements, au versement de dividendes ou à la répartition du capital, aux emprunts garantis supplémentaires ou à la garantie des obligations d'autres personnes, à l'aliénation de l'actif en contrepartie d'un produit annuel supérieur à 100 000 $ et à la couverture de plus de 75 % des volumes de production visés par des intérêts économiques directs.

Les cas de défaut aux termes de la facilité bancaire actuelle comprennent les faits suivants : le fait de ne pas rembourser le capital ou de verser l'intérêt sur celui-ci lorsqu'ils sont exigibles, le fait de ne pas respecter les garanties ou les engagements, une déclaration fausse ou trompeuse d'un fait important, un changement défavorable important dans la situation financière ou l'exploitation de la Société, une poursuite non contestée qui a été intentée afin de réaliser les charges grevant l'actif de la Société ayant une valeur globale de 500 000 $, la liquidation ou la dissolution de la Société, la cessation de l'exploitation de la Société et la nomination d'un séquestre ou d'un fiduciaire par un tribunal ou aux termes d'une autre convention.

En date du 30 avril 2004, une somme d'environ 39,7 M$ est impayée aux termes de la facilité bancaire actuelle.

Couverture des prix des marchandises

Les tableaux suivants résument les contrats de vente de pétrole assortis de swaps ou de tunnels de prix au 31 décembre 2003 et prévoyant des prix de vente futurs fixes :

Tunnels de prix des marchandises fondés sur le West Texas Intermediate

Quantité quotidienne	Durée	Prix par baril	Gain (perte) évalué à la valeur du marché (en $ CA)
2 500 b/j	De janvier à décembre 2004	22,00 à 28,10 $ US	(2 456 677 $)
1 000 b/j	De janvier à décembre 2004	23,00 à 27,95 $ US (18,00 $)(1)	(1 095 885 $)
1 000 b/j	De janvier à décembre 2004	25,00 à 28,25 $ US (18,00 $)(1)	(954 367 $)
500 b/j	De janvier à décembre 2004	27,50 à 31,00 $ US (20,25 $)(1)	154 929 $
500 b/j	De janvier à décembre 2004	27,65 à 33,00 $ US (21,00 $)(1)	(47 173 $)

Swaps de prix des marchandises fondés sur le West Texas Intermediate

Quantité quotidienne	Durée	Prix par baril	Gain (perte) évalué à la valeur du marché (en $ CA)
1 510 b/j	De janvier à mars 2004	23,23 $ US	(1 553 580 $)
1 300 b/j	De janvier à mars 2004	24,23 $ US	(1 171 187 $)
500 b/j	De janvier à décembre 2004	24,12 $ US (15,50 $ US)(1)	(1 441 863 $)
500 b/j	De janvier à décembre 2004	24,25 $ US	(1 399 408 $)
500 b/j	De janvier à décembre 2004	29,32 $ US	(203 583 $)
1 430 b/j	D'avril à juin 2004	22,93 $ US	(1 297 309 $)
1 200 b/j	D'avril à juin 2004	25,50 $ US	(2 911 765 $)
1 380 b/j	De juillet à septembre 2004	22,70 $ US	(1 098 458 $)
500 b/j	De juillet à septembre 2004	24,56 $ US	(287 414 $)
1 325 b/j	D'octobre à décembre 2004	22,54 $ US	(957 680 $)
500 b/j	D'octobre à décembre 2004	24,03 $ US	(272 808 $)
500 b/j	De janvier à décembre 2004	30,50 $ US	74 736 $
500 b/j	De janvier à décembre 2005	24,00 $ US	(811 076 $)
1 100 b/j	De janvier à mars 2005	22,38 $ US	(714 041 $)
1 030 b/j	D'avril à juin 2005	22,18 $ US	(652 039 $)

Swaps de prix des marchandises fondés sur le prix différentiel du mélange de pétrole brut à Lloydminster

2 000 b/j	De janvier à décembre 2004	(7,75 $ US)(1)	1 368 005 $
1 000 b/j	De janvier à décembre 2004	(8,20 $ US)(1)	471 726 $
500 b/j	De janvier à décembre 2004	(7,90 $ US)(1)	306 622 $

Note

(1) La Société a vendu une option de vente au prix indiqué entre parenthèses à l'égard des mêmes volumes que le contrat de marchandises connexe. La contrepartie peut lever cette option si l'indice pertinent tombe en-deçà du prix indiqué au cours d'un mois donné.

Les tableaux suivants résument les swaps de prix de l'électricité conclus par la Société au 31 décembre 2003 afin de fixer les coûts futurs associés à l'utilisation d'électricité.

Swaps de prix des marchandises fondés sur les prix de l'électricité

Quantité	Durée	Prix par MW	Gain (perte) évalué à la valeur du marché
5 MW	De janvier à décembre 2004	46,00 $ CA	384 300 $
5 MW	De janvier à décembre 2004	46,00 $ CA	384 300 $
5 MW	De janvier à décembre 2004	45,50 $ CA	406 260 $
5 MW	De janvier à décembre 2005	43,00 $ CA	153 300 $
9,75 MW	De janvier à mars 2006	44,50 $ CA	1 372 920 $

Swap de prix des marchandises fondé sur le coût thermique de l'électricité

Swaps	Durée	Prix par MW	Gain (perte) évalué à la valeur du marché
5 MW	De janvier à décembre 2005	8,40 GJ/MWh	46 253 $

Contrat de couverture de devises

Somme contractuelle mensuelle	Durée	Cours prévu par le contrat	Gain (perte) évalué à la valeur du marché (en $ CA)
3 M$ US	De janvier à décembre 2004	1,3333 $ CA/$ US	1 735 435 $

Au 31 décembre 2003, la perte non réalisée nette évaluée à la valeur du marché relativement à tous les contrats sur instruments dérivés conclus par la Société s'établissait à environ 12 467 527 $. La Société a donné à un dépôt aux contreparties à certains de ses contrats sur instruments financiers, selon la valeur au marché de ces contrats à la fin du jour de bourse pertinent. Au 31 décembre 2003, cette somme totalisait 11 899 127 $ et elle était comptabilisée dans les charges payées d'avance et le solde des dépôts.

Administrateurs et membres de la direction de la Société

Le nom et la municipalité de résidence des administrateurs et des membres de la direction de la Société, le poste qu'ils occupent actuellement au sein de la Société et leurs occupations principales au cours des cinq dernières années sont présentés dans le tableau ci-dessous et dans le texte qui le suit :

Nom et municipalité de résidence	Poste au sein de la Société	Nombre de parts de fiducie détenues(1)	Occupations principales
John A. Brussa(2)(4) Calgary (Alberta)	Administrateur	241 600	Avocat; associé au sein de Burnet, Duckworth & Palmer LLP (cabinet d'avocats).
M. Bruce Chernoff(3)(4) Calgary (Alberta)	Administrateur et président du conseil	5 222 723(7)	Ingénieur; président du conseil de la Société; président et administrateur de Caribou (société de gestion de placements fermée) depuis juin 1999; d'avril 2000 à octobre 2001, vice-président directeur et chef des finances de Petrobank Energy & Resources Ltd. (« Petrobank ») (société pétrolière et gazière ouverte); de février à juin 1999, vice-président directeur et chef des finances de Pacalta Resources Ltd. (« Pacalta ») (société pétrolière et gazière ouverte); auparavant, vice-président directeur de Pacalta.
Hank B. Swartout(3) Calgary (Alberta)	Administrateur	628 774	Président du conseil, président et chef de la direction de Precision Drilling Corporation depuis juillet 1987.
Verne G. Johnson(2)(3) Calgary (Alberta)	Administrateur	20 000	Président de KristErin Resources Inc. (société familiale fermée) depuis janvier 2000; vice-président principal, Gestion des fonds de Enerplus Resources Group de 2000 à 2002; auparavant, président et chef de la direction de AltaQuest Energy Corporation de 1999 à 2000; auparavant, président de Ziff Energy Group (société d'experts-conseils en énergie) de 1997 à 1999; auparavant, président et chef de la direction de ELAN Energy Inc. (société pétrolière et gazière ouverte) de 1989 à 1997.

Nom et municipalité de résidence	Poste au sein de la Société	Nombre de parts de fiducie détenues[1]	Occupations principales
Hector J. McFadyen[2][4] Calgary (Alberta)	Administrateur	20 000	Homme d'affaires indépendant et administrateur de Hunting PLC (société internationale ouverte de services pétroliers du Royaume-Uni); administrateur de Société de fiducie Computershare du Canada (société fermée canadienne qui gère les activités fiduciaires de sociétés ouvertes et fermées nord-américaines); administrateur de Aluma Systems (société fermée canadienne fournissant des services industriels et de construction en béton); auparavant, président, division Midstream, Alberta Energy Company Ltd. (société pétrolière et gazière ouverte).
Jacob Roorda Calgary (Alberta)	Président	158 348[8]	Ingénieur; président de la Société; de juin 1999 à juillet 2002, directeur général, Corporation Recherche Capital (courtier d'envergure moyenne); de janvier 1996 à mars 1999, vice-président général, administrateur et co-fondateur de PrimeWest Energy Trust (« PrimeWest ») (fiducie ouverte du secteur énergétique); de mai 1991 à janvier 1996, directeur, Expansion des affaires, Fletcher Challenge (société pétrolière et gazière fermée).
J.A. Ralston Calgary (Alberta)	Vice-président, Exploitation	107 262	Vice-président, Exploitation de la Société; de 1996 à 2002, directeur, Production de Penn West Petroleum (« Penn West ») (société pétrolière et gazière ouverte).
David M. Fisher Calgary (Alberta)	Vice-président, Finances	76 424[9]	Vice-président, Finances de la Société depuis octobre 2002; de septembre 1998 à octobre 2002, administrateur, vice-président, Finances et chef des finances de Integra Resources Ltd. (« Integra ») (société pétrolière et gazière fermée); d'avril 1995 à juillet 1998, vice-président, Finances et chef des finances de Canrise Resources Ltd. (société pétrolière et gazière ouverte); de juin 1994 à avril 1995, consultant indépendant; d'avril 1985 à mai 1994, directeur, Présentation de l'information financière de Canadian Hunter Exploration Ltd.
David J. Rain Calgary (Alberta)	Secrétaire général	80 700[10]	Comptable agréé; secrétaire général de la Société; vice-président, Finances et chef des finances de Petrobank depuis octobre 2001; vice-président et administrateur de Caribou depuis avril 2001; d'avril 2000 à septembre 2001, directeur des finances de Petrobank; de mai 1997 à juin 1999, contrôleur général et trésorier de Pacalta.

Notes

(1) Indique toutes les parts de fiducie qui étaient détenues directement ou indirectement par cette personne ou sur lesquelles celle-ci exerçait une emprise au 30 septembre 2003. Selon les renseignements fournis par l'administrateur ou le membre de la direction à la Fiducie.

(2) Membre du comité de vérification et de régie d'entreprise.

(3) Membre du comité des réserves, de la sécurité et de l'environnement.

(4) Membre du comité de rémunération.
(5) La Société n'a pas de comité de direction.
(6) Le mandat de tous les administrateurs prendra fin à la prochaine assemblée annuelle des actionnaires de la Société.
(7) Y compris les parts de fiducie détenues par Caribou, société contrôlée par M. Chernoff, et les parts de fiducie détenues dans des comptes REEE au profit des enfants de M. Chernoff.
(8) Y compris 43 919 parts de fiducie détenues dans le compte de la conjointe de M. Roorda, qui est contrôlé par M. Roorda.
(9) À l'exclusion de 7 250 parts de fiducie détenues au nom des enfants de M. Fisher, sur lesquelles celui-ci exerce une emprise.
(10) Y compris 30 700 parts de fiducie détenues par la conjointe de M. Rain.

Au 30 avril 2004, les administrateurs et les membres de la direction de la Société ainsi que les personnes avec lesquelles ils ont des liens et les membres de leur groupe détenaient collectivement, directement ou indirectement, environ 6 555 831 parts de fiducie, soit 37,9 % des parts de fiducie en circulation, ou exerçaient une emprise sur une telle proportion de ces parts.

Le texte qui suit donne une brève description des antécédents de chacun des membres de la direction principale et des administrateurs de la Société. Le rendement passé de chacune des personnes indiquées ci-dessous n'est pas nécessairement indicatif de son rendement futur.

Jacob Roorda, président

M. Roorda est ingénieur et il est titulaire d'un baccalauréat en sciences appliquées (génie) de l'université Queen's et un M.B.A. de l'université de Calgary.

Après l'université, M. Roorda a occupé un certain nombre de postes principaux en ingénierie au sein de Dome Petroleum Ltd. De 1987 à 1991, M. Roorda a été vice-président du groupe de recherche sur les actions et analyste supérieur en pétrole et gaz naturel chez BZW Canada Ltd., à Toronto.

De 1991 à 1996, M. Roorda a été directeur, Expansion des affaires de Fletcher Challenge. En janvier 1996, M. Roorda a été co-fondateur de PrimeWest (fiducie ouverte du secteur énergétique), où il a occupé le poste de vice-président général et siégé au conseil de PrimeWest. M. Roorda était chargé de la supervision des stratégies d'acquisition de cette société. Pendant qu'il était au service de Fletcher et de PrimeWest, M. Roorda était responsable de la clôture d'acquisitions de propriétés pétrolifères et gazéifères d'une valeur de plus de 650 M$.

De juin 1999 à juillet 2002, M. Roorda a été directeur général de Corporation Recherche Capital, société de courtage, où il était responsable de la direction et de l'exploitation globales du bureau de Calgary de la société.

J.A. Ralston, vice-président, Exploitation

M. Ralston a terminé le programme de perfectionnement des cadres de l'université de Calgary en 1994.

M. Ralston a été au service de Petro-Canada de 1980 à juin 1994 inclusivement et il y a occupé un large éventail de postes d'exploitation sur le terrain comportant des responsabilités croissantes. Pendant qu'il travaillait chez Petro-Canada, M. Ralston était responsable de la construction des installations sur le terrain et des pipelines, de l'exploitation des usines de gaz naturel, des activités sur le terrain, de l'approvisionnement, de la gestion des gisements, du forage et des travaux de reconditionnement.

M. Ralston est entré au service de Penn West en juillet 1994 et y a travaillé jusqu'en juin 2002. Depuis 1997, M. Ralston était directeur de la production; à ce titre, il supervisait toutes les activités liées à la production de 100 000 bep/j de Penn West ainsi que 270 employés sur le terrain et gérait un budget annuel de 200 M$. M. Ralston était responsable de tous les domaines d'activité, y compris l'ingénierie, l'exploitation, l'optimisation de la production, la gestion des capitaux, la planification, la construction et les budgets.

David M. Fisher, vice-président, Finances

M. Fisher est comptable agréé et a obtenu en 1980 un baccalauréat en commerce de l'université de l'Alberta. M. Fisher compte plus de 20 ans d'expérience en présentation de l'information financière, en gestion et en administration de sociétés du secteur pétrolier et gazier.

Fondateur de Integra Resources Ltd., société pétrolière et gazière en amont fermée, M. Fisher a été administrateur et vice-président, Finances et chef des finances de cette société de septembre 1998 à octobre 2002. M. Fisher était chargé de tous les aspects financiers de Integra, y compris les systèmes de présentation de l'information, les rapports financiers, l'obtention de financement par actions et bancaire, la gestion de l'actif financier, l'imposition et la collaboration avec les conseillers juridiques et l'agent des transferts dans la gestion des questions relatives aux actionnaires et à la réglementation.

D'avril 1995 à juillet 1998, M. Fisher a été vice-président, Finances et chef des finances de Canrise, société pétrolière et gazière en amont ouverte ayant des éléments d'actif situés dans le centre-ouest de l'Alberta.

De juin 1980 à avril 1995, M. Fisher a été vérificateur externe au sein du cabinet de comptables agréés KPMG s.r.l. (auparavant, Peat Marwick Mitchell & Co.), vérificateur des subventions pour le compte du ministère de l'Énergie, des Mines et des Ressources du Canada, directeur de la présentation de l'information financière de Canadian Hunter Exploration Ltd. et consultant indépendant offrant des services d'administration financière à des sociétés canadiennes et internationales.

John A. Brussa, administrateur

M. Brussa est avocat; il est associé au sein du cabinet Burnet, Duckworth & Palmer LLP de Calgary depuis 1987. M. Brussa est reconnu comme un spécialiste fiscal de premier ordre au Canada et il siège au conseil de plusieurs sociétés ouvertes canadiennes.

M. Bruce Chernoff, administrateur et président du conseil

M. Chernoff est ingénieur. Il est titulaire d'un baccalauréat en génie chimique de l'université Queen's. M. Chernoff est entré à l'emploi de Pacalta en 1988. Pacalta était une petite société pétrolière et gazière ouverte exerçant ses activités au Canada. M. Chernoff a occupé divers postes de direction au sein de Pacalta, y compris ceux de vice-président directeur et de chef des finances. M. Chernoff a été administrateur de Pacalta de 1992 jusqu'à ce que celle-ci soit acquise par Alberta Energy Company en mai 1999 en contrepartie de 1 G$.

En juin 1999, M. Chernoff a été à l'origine de la création de Caribou, dont il est président et administrateur, dans le but d'effectuer divers placements. M. Chernoff est devenu administrateur et vice-président directeur et chef des finances de Petrobank en mars 2000. M. Chernoff a démissionné du poste de chef des finances de Petrobank en octobre 2001 pour se consacrer à ses autres intérêts commerciaux, mais il est demeuré membre du conseil de cette société. M. Chernoff a été à l'origine de la Société en juin 2002 dans le but de tirer parti des occasions de mise en valeur et d'acquisition dans le secteur pétrolier et gazier.

Hank B. Swartout, administrateur

M. Swartout est président du conseil, président et chef de la direction de Precision Drilling Corporation, le plus important entrepreneur canadien offrant des services intégrés aux champs pétrolifères et des services industriels et fournisseur mondial de produits et de services au secteur énergétique.

Verne G. Johnson, administrateur

M. Johnson a obtenu un baccalauréat en génie mécanique de l'université du Manitoba en 1966. Il est immédiatement entré au service de Compagnie Pétrolière Impériale Limitée, où il a travaillé jusqu'en 1981 (y compris deux ans au sein de Exxon Corporation à New York de 1977 à 1979). En 1981, M. Johnson est devenu président et chef de la direction de Liberty Petroleum Ltd.. En 1982, il s'est joint à Roxy Petroleum Ltd. à titre de vice-président,

Production; il y est demeuré jusqu'en 1987, lorsqu'il est devenu président de Paragon Petroleum Ltd. En 1989, M. Johnson est entré au service de ELAN Energy Inc. (alors appelée Lasmo Canada Inc.) à titre de président et d'administrateur. Par suite de la vente de ELAN en 1997, il est devenu président de Ziff Energy Group jusqu'en 1999, puis président de AltaQuest Energy Corporation, et il s'est joint à Enerplus Resources Group en 2000, devenant vice-président principal, Gestion des fonds. En février 2002, il a quitté Enerplus Resources Group et il demeure président de sa société familiale fermée, KristErin Resources Inc.

Hector J. McFadyen, administrateur

M. McFadyen détient une maîtrise ès arts (économie) de l'université de Calgary et un baccalauréat ès arts (économie) de l'université Sir George Williams.

M. McFadyen a été à l'emploi du Alberta Energy and Utilities Board (auparavant le Oil and Gas Conservation Board) de 1969 à 1976, principalement au sein des services économiques.

En 1976, M. McFadyen est entré au service de Alberta Energy Company Ltd. (« AEC »), maintenant appelée EnCana Corporation (« EnCana »). EnCana est l'un des producteurs de pétrole et de gaz naturel indépendants les plus importants en Amérique du Nord. M. McFadyen a mis sur pied un certain nombre d'unités commerciales importantes au sein de AEC, acquérant de l'expérience dans de nombreux domaines d'activité et disciplines, notamment dans le cadre de projets de développement et d'investissement en Amérique du Nord, en Amérique latine, en Asie et en Europe. Chez AEC, M. McFadyen a été membre de l'équipe de direction principale chargée de recommander et de mettre en œuvre le plan stratégique de la société. À titre de président de la division des produits forestiers, il était chargé de l'élaboration et de la mise en œuvre de la stratégie commerciale d'une entreprise de produits forestiers située en Alberta. M. McFadyen était également président de la division intermédiaire de AEC depuis 1995, où il était chargé des pipelines et des entreprises de stockage du gaz naturel de la société. M. McFadyen a quitté EnCana en 2002.

M. McFadyen est membre du conseil d'administration de Hunting PLC (« Hunting »), société ouverte du Royaume-Uni qui fournit des services pétroliers et exerce des activités de commercialisation et de distribution du pétrole et du gaz naturel à l'échelle internationale. Hunting exerce ses activités de commercialisation et de distribution du pétrole et du gaz naturel en Amérique du Nord par l'intermédiaire de sa filiale en propriété exclusive, Gibson Energy Ltd. M. McFadyen est également membre du conseil d'administration de Société de fiducie Computershare du Canada, société fermée canadienne qui gère les activités fiduciaires de sociétés ouvertes et fermées nord-américaines, et du conseil d'administration de Aluma Systems, société fermée canadienne qui fournit des services de construction industrielle et en béton.

David J. Rain, secrétaire général

M. Rain est comptable agréé et il détient un baccalauréat en commerce de l'université de la Saskatchewan (1986).

M. Rain a fait son stage chez KPMG s.r.l., comptables agréés, où il a été directeur au sein du groupe de vérification jusqu'à son départ, en 1992. De 1992 à août 1996, M. Rain a occupé plusieurs postes financiers principaux chez Nowsco Well Service Ltd., société de services pour champs pétrolifères exerçant des activités à l'échelle internationale. D'octobre 1996 à avril 1997, M. Rain a été chef des finances de Trican Well Service Ltd., société de services pour champs pétrolifères exerçant des activités en Alberta et en Saskatchewan. M. Rain s'est joint à Pacalta en mai 1997 à titre de contrôleur général. Pacalta était une société d'exploration et de production pétrolière et gazière exerçant des activités principalement en Équateur. Quand AEC a acquis Pacalta en 1999, M. Rain a rejoint M. Chernoff chez Caribou et est devenu directeur des finances de Petrobank en mars 2000. M. Rain est entré en fonction à titre de vice-président, Finances et chef des finances de Petrobank en octobre 2001 et a démissionné en mars 2004. À l'heure actuelle, M. Rain est chef des finances de Caribou.

Ordonnances relatives à des interdictions d'opérations ou faillites de sociétés

Aucun administrateur, membre de la direction ou promoteur de la Société ni aucun actionnaire détenant suffisamment de titres de la Société pour avoir un effet important sur le contrôle de celle-ci n'a été, au cours des dix dernières années, administrateur, membre de la direction ou promoteur d'un émetteur assujetti qui, pendant qu'il agissait à ce titre, a fait l'objet d'une interdiction d'opérations, d'une ordonnance similaire ou d'une ordonnance interdisant à l'émetteur assujetti de bénéficier de dispenses prévues par les lois pendant une période de plus de 30 jours consécutifs, a fait faillite, a fait une cession volontaire en faillite, a présenté une proposition en vertu d'une loi sur la faillite, a intenté une procédure, un arrangement ou un concordat avec des créanciers ou fait l'objet d'une telle procédure, d'un tel arrangement ou d'un tel concordat ou a subi la nomination d'un séquestre, d'un administrateur-séquestre ou d'un fiduciaire qui a été chargé de détenir son actif.

Pénalités ou sanctions

Aucun administrateur, membre de la direction ou promoteur de la Société ni aucun actionnaire détenant suffisamment de titres de la Société pour avoir un effet important sur le contrôle de celle-ci n'a fait l'objet de pénalités ou de sanctions imposées par un tribunal ou un organisme de réglementation des valeurs mobilières relativement à la négociation de titres, à la promotion ou à la gestion d'un émetteur coté en bourse, à un vol ou à une fraude.

Faillites personnelles

Aucun administrateur, membre de la direction ou promoteur de la Société, aucun actionnaire détenant suffisamment de titres de la Société pour avoir un effet important sur le contrôle de celle-ci ni aucune société de portefeuille personnelle de ces personnes n'a, au cours des dix dernières années, fait faillite, présenté une proposition en vertu d'une loi sur la faillite ou l'insolvabilité, intenté une procédure, un arrangement ou un concordat avec des créanciers ou fait l'objet d'une telle procédure, d'un tel arrangement ou d'un tel concordat ou subi la nomination d'un séquestre, d'un administrateur-séquestre ou d'un fiduciaire chargé de détenir son actif.

CAPITAL-ACTIONS DE LA SOCIÉTÉ

Le capital-actions de la Société se compose actuellement d'un nombre illimité d'actions ordinaires et d'un nombre illimité d'actions privilégiées de premier rang. À la date des présentes, 100 actions ordinaires de la Société sont en circulation. Le fiduciaire détient ces actions pour le compte de la Fiducie. Les droits de vote rattachés à ces actions sont régis par les dispositions de l'acte de fiducie. La Fiducie n'est pas autorisée, sans directive des porteurs de parts, à exercer ses droits en qualité d'actionnaire de la Société, sauf dans la mesure permise par l'acte de fiducie. Voir « Acte de fiducie – Exercice des droits de vote rattachés aux actions de la Société ».

ACTE DE FIDUCIE

Le texte qui suit est un sommaire de l'acte de fiducie et d'autres questions ayant trait à la structure et à l'exploitation de la Fiducie.

Parts de fiducie

Un nombre illimité de parts de fiducie peuvent être créées et émises aux termes de l'acte de fiducie. En date du 30 avril 2004, 17 303 353 parts de fiducie sont émises et en circulation. Chaque part de fiducie donne à son porteur le droit d'exercer une voix à toutes les assemblées des porteurs de parts de fiducie et représente une participation véritable indivise égale dans les distributions (qu'elles soient faites sur le bénéfice net, les gains en capital réalisés nets ou d'autres sommes) et l'actif net de la Fiducie en cas de dissolution ou de liquidation de celle-ci. Toutes les parts de fiducie en circulation permettent à leurs porteurs de recevoir une part égale des distributions de la Fiducie et, en cas de dissolution ou de liquidation de celle-ci, une part égale de l'actif net de la Fiducie. Toutes les parts de fiducie sont de rang égal et proportionnel, sans privilège ni priorité. Chaque part de fiducie est transférable, ne comporte aucun droit de conversion ou droit préférentiel de souscription, permet à son porteur d'exiger que la Fiducie rachète une partie ou la totalité des parts de fiducie qu'il détient (voir « – Droit au rachat » ci-après) et lui

confère une voix par part de fiducie détenue à toutes les assemblées des porteurs de parts. Voir « Facteurs de risque – Nature des parts de fiducie ».

Parts spéciales à droit de vote

Les porteurs de parts ont approuvé, à leur assemblée de 2003, la modification de l'acte de fiducie afin que celui-ci prévoie l'émission d'un nombre illimité de parts spéciales à droit de vote. Chaque part spéciale à droit de vote donnera à son porteur le droit d'exprimer, aux assemblées des porteurs de parts, le nombre de voix prescrit par le conseil d'administration de la Société dans la résolution autorisant l'émission des parts spéciales à droit de vote.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité, à ce titre, qu'il s'agisse d'une responsabilité contractuelle ou délictuelle, relativement au fonds de la Fiducie ou aux obligations ou aux affaires de celle-ci, ou à l'égard d'une action ou d'une omission du fiduciaire ou d'une autre personne dans le cadre de l'exercice, ou de l'exercice réputé, d'une obligation, d'un pouvoir, d'un pouvoir discrétionnaire ou d'une autorité conféré au fiduciaire ou à cette autre personne aux termes des présentes ou à l'égard de toute opération conclue par le fiduciaire ou cette autre personne aux termes de l'acte de fiducie. Aucun porteur de parts n'est tenu d'indemniser le fiduciaire ou cette autre personne à l'égard d'une telle responsabilité qui pourrait leur être imputée ou qui pourrait se rapporter à des taxes et impôts payables par la Fiducie, par le fiduciaire ou par une autre personne pour le compte de la Fiducie ou relativement à celle-ci. Nonobstant ce qui précède, si un tribunal compétent juge que la responsabilité des porteurs de parts est engagée, celle-ci se limitera au fonds de la Fiducie et ne pourra être satisfaite qu'au moyen de celui-ci, et la Fiducie (jusqu'à concurrence du montant du fonds de la Fiducie) est responsable envers les porteurs de parts et doit les indemniser et les tenir quittes des frais, des dommages, des responsabilités et des pertes que ceux-ci pourraient engager ou subir en raison du fait que leur responsabilité n'est pas ainsi limitée. Voir « Facteurs de risque – Responsabilité limitée des porteurs de parts ».

Émission de parts de fiducie

L'acte de fiducie prévoit que des parts de fiducie, y compris des droits, des bons de souscription et d'autres titres visant l'achat de parts de fiducie, la conversion en celles-ci ou l'échange contre celles-ci, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil de Harvest. L'acte de fiducie prévoit également que la Société peut autoriser la création et l'émission de débentures, de billets et d'autres titres d'emprunt de la Fiducie selon les modalités, aux personnes et moyennant la contrepartie qu'elle établit.

Emprunts de la Fiducie

Conformément à l'acte de fiducie, le fiduciaire est autorisé, directement ou indirectement, à emprunter des fonds ou à contracter des dettes auprès de quiconque et, à cet égard, à garantir ou à cautionner le paiement ou l'exécution d'une dette, d'une responsabilité ou d'une obligation de quelque nature que ce soit de quiconque, y compris la Société ou une filiale de la Fiducie, ou à accorder une indemnisation à l'égard d'un tel paiement ou d'une telle exécution, à contracter toute autre obligation pour le compte de la Fiducie, à conclure une convention de subordination pour le compte de la Fiducie ou d'une autre personne, à céder, à grever, à nantir, à hypothéquer, à transférer ou à subordonner la totalité ou une partie du fonds de la Fiducie, à octroyer une sûreté, une hypothèque ou une charge à l'égard de la totalité ou d'une partie de celui-ci ou à subordonner les participations de la Fiducie dans le fonds de la Fiducie en faveur d'un tiers.

Les frais du service de la dette engagés par la Fiducie sont déduits aux fins du calcul des espèces distribuables.

Droit au rachat

Les parts de fiducie sont rachetables à tout moment à la demande de leurs porteurs, sur remise des certificats les représentant à la Fiducie, accompagnés d'un avis de rachat dûment rempli et signé. Une fois que la Fiducie aura reçu l'avis de rachat des parts de fiducie, le porteur de celles-ci aura seulement le droit de recevoir un prix par part de fiducie (le « prix de rachat du marché ») correspondant à la moindre des deux sommes suivantes : (i) 90 % du

« cours » des parts de fiducie à la bourse principale où elles sont inscrites à des fins de négociation pendant la période de dix jours de bourse commençant immédiatement après la date à laquelle les parts de fiducie sont remises à des fins de rachat et (ii) le cours de clôture à la bourse principale où les parts de fiducie sont inscrites à des fins de négociation à la date à laquelle elles sont remises à des fins de rachat.

Aux fins de ce calcul, le « cours » correspond à la moyenne simple du cours de clôture des parts de fiducie chaque jour de bourse au cours duquel un cours de clôture a été établi; toutefois, si la bourse ou le marché applicable ne fournit pas de cours de clôture, mais seulement les cours extrêmes des parts de fiducie négociées un jour donné, le cours correspondra à la moyenne simple de la moyenne des cours extrêmes chaque jour de bourse au cours duquel il y a eu négociation; en outre, si des négociations ont eu lieu sur le marché ou à la bourse applicable pendant moins de cinq des dix jours de bourse, le cours correspondra à la moyenne simple des cours suivants établis à l'égard de chacun des dix jours de bourse, soit la moyenne des derniers cours acheteur et vendeur chaque jour au cours duquel il n'y a pas eu de négociation, le cours de clôture des parts de fiducie chaque jour au cours duquel il y a eu négociation si la bourse ou le marché fournit un cours de clôture et la moyenne des cours extrêmes des parts de fiducie chaque jour au cours duquel il y a eu négociation si le marché fournit seulement les cours extrêmes des parts de fiducie négociées un jour donné.

Le « cours de clôture » correspond au cours de clôture des parts de fiducie s'il y a eu négociation à cette date, à la moyenne des cours extrêmes des parts de fiducie s'il y a eu négociation et que la bourse ou l'autre marché ne fournit que les cours extrêmes des parts de fiducie négociées un jour donné ou à la moyenne des derniers cours acheteur et vendeur si aucune négociation n'a eu lieu à cette date.

Le prix de rachat du marché global payable par la Fiducie relativement aux parts de fiducie remises à des fins de rachat au cours d'un mois civil doit être réglé au moyen d'un chèque tiré sur une banque à charte ou une société de fiducie canadienne libellé en dollars canadiens, payable le dernier jour du mois suivant. Le droit des porteurs de parts de toucher des espèces au moment du rachat de leurs parts de fiducie fait l'objet de la restriction selon laquelle la somme totale payable par la Fiducie relativement à ces parts de fiducie et à toutes les autres parts de fiducie remises à des fins de rachat au cours du même mois civil et d'un mois civil antérieur au cours de la même année ne doit pas être supérieure à 100 000 $; toutefois, la Société peut, à son entière discrétion, renoncer à cette restriction à l'égard de tout mois civil. Si la Société ne renonce pas à cette restriction, le prix de rachat du marché payable par la Fiducie relativement aux parts de fiducie remises à des fins de rachat au cours de ce mois civil sera versé le dernier jour du mois suivant, de la manière suivante : (i) premièrement, la Fiducie placera des billets dont le capital global correspondra au prix de rachat du marché global des parts de fiducie remises à des fins de rachat et (ii) deuxièmement, dans la mesure où la Fiducie ne détient pas des billets d'un capital impayé suffisant pour assurer ce paiement, la Fiducie émettra ses propres billets à ordre d'un capital correspondant à l'insuffisance (appelés dans les présentes les « billets de rachat ») aux porteurs de parts qui auront exercé le droit au rachat.

Si, au moment où des parts de fiducie sont remises à des fins de rachat par le porteur de parts, les parts de fiducie en circulation ne sont pas inscrites à des fins de négociation à la TSX et ne sont ni négociées ni inscrites à une autre bourse ou sur un autre marché où la Société juge, à son entière discrétion, que le prix des parts de fiducie correspond à leur juste valeur marchande, ou si les opérations normales sur les parts de fiducie en circulation font l'objet d'une suspension ou d'un arrêt à une bourse à laquelle les parts de fiducie sont inscrites à des fins de négociation ou, sinon, sur un marché où les parts de fiducie sont cotées à des fins de négociation, à la date à laquelle ces parts de fiducie ont été remises à des fins de rachat ou pendant plus de cinq jours de bourse au cours de la période de dix jours de bourse commençant immédiatement après la date à laquelle ces parts de fiducie ont été remises à des fins de rachat, le porteur de parts aura le droit de recevoir, au lieu du prix de rachat du marché, un prix par part de fiducie (le « prix de rachat évalué ») correspondant à 90 % de la juste valeur marchande des parts de fiducie établie par la Société à la date à laquelle ces parts de fiducie ont été remises à des fins de rachat. Le prix de rachat évalué global payable par la Fiducie à l'égard des parts de fiducie remises à des fins de rachat au cours d'un mois civil donné sera versé le dernier jour du troisième mois suivant, au gré de la Fiducie, (i) en espèces ou (ii) au moyen d'un placement de billets ou de billets de rachat, comme il est décrit ci-dessus.

Il est prévu que ce droit au rachat ne constituera pas le mécanisme principal permettant aux porteurs de parts de fiducie d'aliéner leurs parts de fiducie. Les billets de rachat pouvant être distribués en nature aux porteurs de parts dans le cadre d'un rachat ne seront inscrits à aucune bourse et on ne prévoit pas qu'un marché se matérialisera à l'égard de ces billets. Les billets de rachat pourraient ne pas constituer des placements admissibles pour les fiducies

régies par des régimes enregistrés d'épargne-retraite, des fonds enregistrés de revenu de retraite, des régimes de participation différée aux bénéfices et des régimes enregistrés d'épargne-études.

Porteurs de parts non résidents

Il est dans l'intérêt des porteurs de parts que la Fiducie soit admissible à titre de « fiducie d'investissement à participation unitaire » et de « fiducie de fonds commun de placement » en vertu de la Loi de l'impôt. Certaines dispositions de la Loi de l'impôt exigent que la Fiducie ne soit pas établie ou maintenue principalement au profit de non-résidents. Par conséquent, afin de se conformer à ces dispositions, l'acte de fiducie impose des restrictions quant à la proportion de parts de fiducie qui peuvent appartenir à des non-résidents. À cet égard, la Fiducie prendra, entre autres, toutes les mesures nécessaires pour surveiller la propriété des parts de fiducie. Si, à quelque moment que ce soit, la Fiducie apprend que les propriétaires véritables de 49 % et plus des parts de fiducie alors en circulation sont ou pourraient être des non-résidents ou qu'une telle situation est imminente, elle prendra, par l'intermédiaire de la Société, les mesures nécessaires pour mettre en œuvre l'intention énoncée dans les présentes. Aux fins de la présente rubrique, « non-résidents » désigne les non-résidents du Canada au sens de la Loi de l'impôt.

Assemblées des porteurs de parts

L'acte de fiducie prévoit que les assemblées des porteurs de parts doivent être convoquées et tenues, entre autres choses, aux fins de l'élection ou de la destitution du fiduciaire, de la nomination ou de la destitution des vérificateurs de la Fiducie, de l'approbation des modifications de l'acte de fiducie (sauf pour ce qui est décrit à la rubrique « – Modification de l'acte de fiducie »), de la vente de la totalité ou de la quasi-totalité des biens de la Fiducie et de l'amorce du processus de liquidation des affaires de la Fiducie. Les assemblées des porteurs de parts sont convoquées et tenues annuellement aux fins, entre autres, de l'élection des administrateurs de la Société et de la nomination des vérificateurs de la Fiducie.

Une assemblée des porteurs de parts peut être convoquée à tout moment et à quelque fin que ce soit par la Société et doit être convoquée, sauf dans certaines circonstances, si les porteurs d'au moins 20 % des parts de fiducie alors en circulation l'exigent par écrit. Une telle demande doit notamment fournir des renseignements raisonnablement détaillés sur les questions qui motivent la convocation de l'assemblée.

Les porteurs de parts peuvent assister et voter à toutes les assemblées des porteurs de parts, en personne ou par procuration, un fondé de pouvoir n'étant pas obligatoirement un porteur de parts. Deux personnes présentes ou représentées par procuration et représentant globalement au moins 10 % des droits de vote rattachés à l'ensemble des parts de fiducie en circulation forment quorum aux fins de la tenue de ces assemblées.

L'acte de fiducie comporte des dispositions relatives aux avis requis et aux formalités de convocation et de tenue des assemblées des porteurs de parts, conformément aux exigences des lois applicables.

Exercice des droits de vote rattachés aux actions de la Société

L'acte de fiducie interdit au fiduciaire d'exercer les droits de vote rattachés aux actions de la Société à l'égard des questions suivantes : (i) l'élection des administrateurs de la Société, (ii) la nomination des vérificateurs de la Société ou (iii) l'approbation des états financiers de la Société, sauf conformément à une résolution ordinaire adoptée à une assemblée annuelle des porteurs de parts. L'acte de fiducie prévoit également que le fiduciaire ne pourra, après la clôture, exercer les droits de vote rattachés aux actions en vue d'autoriser ce qui suit sans l'approbation des porteurs de parts donnée par voie de résolution spéciale à une assemblée des porteurs de parts convoquée à cette fin :

a) la vente, la location ou une autre forme d'aliénation de la totalité ou de la quasi-totalité de l'actif de la Société, ou d'une participation dans celui-ci, sauf dans le cadre d'une restructuration interne de l'actif direct ou indirect de la Société à l'issue de laquelle la Société ou la Fiducie a la même participation, ou une participation essentiellement similaire, qu'elle soit directe ou indirecte, dans l'actif que celle, directe ou indirecte, qu'elle avait avant la restructuration;

b) une fusion prévue par la loi de la Société avec une autre société par actions, sauf dans le cadre d'une restructuration interne décrite à l'alinéa a) ci-dessus;

c) un arrangement prévu par la loi auquel la Société est partie, sauf dans le cadre d'une restructuration interne décrite à l'alinéa a) ci-dessus;

d) une modification des statuts de la Société en vue d'augmenter ou de diminuer le nombre minimal ou maximal d'administrateurs;

e) une modification importante des statuts de la Société en vue de modifier le capital-actions autorisé ou de modifier les droits, privilèges, restrictions et conditions rattachés à une catégorie d'actions de la Société d'une manière susceptible de porter préjudice à la Fiducie.

Fiduciaire

Valiant Trust Company est le fiduciaire de la Fiducie. Tous les pouvoirs d'administration et de gestion du fiduciaire ayant trait à la Fiducie et à l'exploitation de celle-ci ont été délégués à la Société conformément à l'acte de fiducie et à la convention d'administration. Voir « Description de la Fiducie – Délégation de pouvoirs, administration et régie de la Fiducie ». Nonobstant cette délégation générale, conformément à la convention d'administration, le fiduciaire a convenu de ne pas déléguer son pouvoir de gérer les affaires suivantes de la Fiducie :

a) l'émission, l'attestation, la contresignature, le transfert, l'échange et l'annulation des certificats représentant les parts de fiducie;

b) la tenue du registre des porteurs de parts;

c) la distribution des espèces à distribuer aux porteurs de parts, bien que le calcul du montant de la distribution soit fait par la Société et approuvé par le conseil de Harvest, puis soumis au fiduciaire par la Société pour que celui-ci verse la distribution aux porteurs de parts;

d) la mise à la poste des avis, des états financiers et des rapports destinés aux porteurs de parts aux termes de l'acte de fiducie, bien que la Société soit responsable de l'élaboration de ces documents;

e) la remise aux porteurs de parts d'une liste de base des porteurs de parts inscrits conformément aux formalités énoncées dans l'acte de fiducie;

f) la modification d'une modalité ou d'une disposition de l'acte de fiducie pour le compte de la Fiducie ou une renonciation à l'exécution ou la violation d'une telle modalité ou disposition;

g) le renouvellement ou la résiliation de la convention d'administration pour le compte de la Fiducie;

h) toute question nécessitant l'approbation des porteurs de parts conformément aux modalités de l'acte de fiducie.

L'acte de fiducie exige que le fiduciaire exerce ses pouvoirs et remplisse ses fonctions en toute honnêteté, de bonne foi et dans l'intérêt de la Fiducie et des porteurs de parts et, ce faisant, qu'il démontre le degré de prudence, de diligence et de compétence dont ferait preuve un fiduciaire raisonnablement prudent dans des circonstances comparables.

Le mandat initial du fiduciaire prendra fin à la première assemblée annuelle des porteurs de parts. Les porteurs de parts, à leur première assemblée annuelle, renouvelleront le mandat du fiduciaire ou lui nommeront un successeur pour un mandat de un an et, ainsi de suite, à chaque assemblée annuelle des porteurs de parts. Le fiduciaire peut également être destitué de ses fonctions par la Société, sur remise d'un avis écrit, dans des circonstances limitées. Une telle démission ou destitution prend effet seulement au moment où elle est approuvée au moyen d'une résolution spéciale des porteurs de parts, au moment de l'acceptation ou de la nomination d'un fiduciaire successeur et au moment où celui-ci prend en charge les obligations du fiduciaire qu'il remplace.

Responsabilité du fiduciaire

Le fiduciaire, ses administrateurs, les membres de sa direction, ses employés, ses actionnaires et ses mandataires ne seront pas responsables envers un porteur de parts ou une autre personne, qu'il s'agisse d'une responsabilité délictuelle, contractuelle ou autre, relativement à toute question se rapportant à la Fiducie ou au fonds de la Fiducie, découlant de l'exercice par le fiduciaire des pouvoirs discrétionnaires ou autres qui lui sont conférés par l'acte de

fiducie, y compris toute mesure prise ou omise de bonne foi sur la foi de documents qui sont à première vue dûment signés, une dépréciation du fonds de la Fiducie ou une perte relative à celui-ci découlant de la vente d'un élément d'actif, d'une inexactitude dans une évaluation fournie par une autre personne compétente, de la confiance accordée à une telle évaluation, d'une action ou d'une omission de la Société ou d'une autre personne à laquelle le fiduciaire a, avec le consentement de la Société, délégué l'une ou l'autre de ses obligations aux termes de l'acte de fiducie, ou toute autre action ou omission (y compris le fait de ne pas obliger, de quelque manière que ce soit, un ancien fiduciaire à remédier à un manquement à ses obligations à ce titre ou le fait que la Société ne remplisse pas les obligations qui lui incombent ou qui lui sont déléguées aux termes de l'acte de fiducie ou d'un autre contrat), sauf si la responsabilité en question découle d'une faute lourde, d'un défaut délibéré ou d'une fraude du fiduciaire ou de l'un ou l'autre de ses administrateurs, des membres de sa direction, de ses employés ou de ses actionnaires. Si le fiduciaire a retenu les services d'un spécialiste, d'un conseiller ou d'un conseiller juridique approprié à l'égard d'une question liée aux obligations qui lui incombent conformément à l'acte de fiducie ou à un autre contrat, il pourra suivre ou non les conseils de ce spécialiste, de ce conseiller ou de ce conseiller juridique sans engager sa responsabilité et il sera entièrement protégé des pertes ou des responsabilités découlant d'une action ou d'un refus d'agir fondé sur de tels conseils. Dans l'exercice des pouvoirs discrétionnaires ou autres qui lui sont conférés conformément à l'acte de fiducie, le fiduciaire agit et sera réputé de façon concluante agir à titre de fiduciaire de l'actif de la Fiducie et sa responsabilité personnelle ne sera pas engagée à l'égard des dettes, du passif, des obligations, des réclamations, des mises en demeure, des jugements, des frais ou des charges à l'encontre de la Fiducie ou du fonds de la Fiducie ou relativement à ceux-ci. En outre, l'acte de fiducie comporte d'autres dispositions habituelles limitant la responsabilité du fiduciaire.

Modification de l'acte de fiducie

L'acte de fiducie peut être modifié par voie de résolution spéciale. Le fiduciaire peut, sans le consentement, l'approbation ou la ratification des porteurs de parts, modifier l'acte de fiducie aux fins suivantes :

- faire en sorte que la Fiducie se conforme aux lois ou aux exigences applicables d'une autorité ou d'un organisme gouvernemental du Canada ou d'une province;
- faire en sorte que la Fiducie respecte les dispositions des paragraphes 108(2) et 132(6) de la Loi de l'impôt, en leur version modifiée ou remplacée;
- s'assurer que les porteurs de parts bénéficient de la protection supplémentaire que le fiduciaire juge opportune;
- supprimer ou régler des conflits ou des contradictions entre les dispositions de l'acte de fiducie ou d'un acte complémentaire, d'une convention de vente de redevances directes et d'une autre convention de la Fiducie ou d'un document d'information conformément auquel des titres de la Fiducie sont émis, ou d'une loi ou d'un règlement applicable de quelque territoire que ce soit, à la condition que, de l'avis du fiduciaire, cela ne porte pas atteinte à ses droits ou à ceux des porteurs de parts;
- prévoir que la Fiducie pourra remettre aux porteurs de parts par voie électronique les documents relatifs à la Fiducie (y compris les rapports annuel et trimestriels, notamment les états financiers, les avis de convocation aux assemblées des porteurs de parts, les circulaires d'information et les procurations) une fois que les lois sur les valeurs mobilières applicables auront été modifiées pour permettre une telle remise électronique au lieu des modes de remise habituelles, à la condition que ces modifications de l'acte de fiducie ne contreviennent pas à ces lois ou ne soient pas en conflit avec celles-ci;
- corriger ou rectifier des ambiguïtés, des dispositions inexécutoires ou contradictoires, des erreurs ou des omissions, à la condition que, de l'avis du fiduciaire, cela ne porte pas atteinte à ses droits ou à ceux des porteurs de parts;
- apporter toute modification nécessaire aux certificats représentant les parts de fiducie afin de faire en sorte que ceux-ci soient conformes aux dispositions de l'acte de fiducie, ou toute autre modification, à la condition que cela ne porte pas atteinte à ses droits ou à ceux des porteurs de parts.

Offre publique d'achat

L'acte de fiducie comporte des dispositions stipulant que si une offre publique d'achat est présentée relativement aux parts de fiducie et qu'au moins 90 % de celles-ci (autres que les parts de fiducie détenues à la date de l'offre publique d'achat par l'initiateur ou des personnes avec lesquelles il a des liens ou faisant partie de son groupe ou pour leur compte) sont prises en livraison et payées par l'initiateur, celui-ci aura le droit d'acquérir les parts de fiducie détenues par les porteurs de parts qui n'auront pas accepté l'offre publique d'achat selon les conditions offertes.

Dissolution de la Fiducie

Les porteurs de parts peuvent voter en faveur de la dissolution de la Fiducie à une assemblée des porteurs de parts dûment convoquée à cette fin, sous réserve des conditions suivantes : a) un vote ne peut être tenu que si les porteurs d'au moins 20 % des parts de fiducie en circulation en ont fait la demande par écrit, b) un quorum formé de porteurs représentant 50 % des parts de fiducie émises et en circulation présents ou représentés par procuration doit être atteint et c) la dissolution doit être approuvée au moyen d'une résolution spéciale des porteurs de parts.

À moins que la Fiducie n'ait déjà été dissoute ou prorogée au moyen d'un vote des porteurs de parts, le fiduciaire devra commencer à liquider les affaires de la Fiducie le 31 décembre 2099. Si la Fiducie est dissoute, le fiduciaire vendra et convertira en espèces les redevances directes et les autres éléments d'actif constituant le fonds de la Fiducie dans le cadre d'une opération ou de plusieurs opérations publiques ou privées et prendra toutes les autres mesures nécessaires en vue de liquider le fonds de la Fiducie et agira à tous les égards conformément aux directives, le cas échéant, des porteurs de parts en ce qui a trait à la dissolution autorisée conformément à la résolution spéciale. Toutefois, la Fiducie ne devra en aucun cas être dissoute avant l'aliénation des redevances directes. Après avoir payé, honoré ou acquitté la totalité des dettes et des obligations connues de la Fiducie ou constitué une provision à cet égard, et après avoir prévu une indemnisation contre toutes les autres dettes et obligations en cours, le fiduciaire répartira le reliquat du produit de la vente de l'actif, de même que les espèces faisant partie des biens de la Fiducie, entre les porteurs de parts, conformément à leurs quote-parts respectives.

Communication de l'information destinée aux porteurs de parts

Les états financiers consolidés de la Fiducie sont vérifiés chaque année par un cabinet de comptables agréés indépendant reconnu. La Société poste les états financiers consolidés vérifiés de la Fiducie, accompagnés du rapport des comptables agréés, et les états financiers consolidés intermédiaires non vérifiés de la Fiducie aux porteurs de parts dans les délais prescrits par les lois sur les valeurs mobilières. L'exercice de la Fiducie prend fin le 31 décembre. La Fiducie est assujettie aux obligations d'information continue prévues dans les lois sur valeurs mobilières applicables.

DÉBENTURES

Au 30 avril 2004, des débentures de la Fiducie d'un capital de 59 000 000 $ étaient en circulation.

Le résumé qui suit décrit les caractéristiques importantes des débentures. Il ne se veut pas complet et est présenté sous réserve des modalités de l'acte relatif aux débentures.

Dispositions générales

Les débentures ont été émises conformément à l'acte relatif aux débentures. Le capital global des débentures dont l'émission est autorisée est limité à 60 000 000 $. Toutefois, la Fiducie peut, à l'occasion, sans le consentement des porteurs de débentures, mais sous réserve des limites décrites dans les présentes, émettre des débentures additionnelles de la même série ou d'une série différente aux termes de l'acte relatif aux débentures, en plus de celles qui font l'objet des présentes.

Les débentures sont datées du 29 janvier 2004 et viendront à échéance le 31 mai 2009. Les débentures ne peuvent être émises qu'en coupures de 1 000 $ et de multiples de cette somme.

Les débentures portent intérêt à compter de la date d'émission au taux annuel de 9 %, qui est payable semestriellement à terme échu en versements égaux (sauf pour ce qui est de la période allant du 29 janvier 2004 jusqu'au 31 mai 2004, exclusivement) le 31 mai et le 30 novembre de chaque année, à compter du 31 mai 2004. Le premier versement d'intérêt comprendra l'intérêt couru du 29 janvier 2004 au 31 mai 2004, exclusivement.

Le capital des débentures est payable en monnaie légale du Canada ou, au gré de la Fiducie et sous réserve de l'approbation des organismes de réglementation compétents, sous forme de parts de fiducie, tel qu'il est décrit plus amplement aux rubriques « Paiement au moment du remboursement ou à l'échéance » et « Remboursement et achat ». L'intérêt sur les débentures est payable en monnaie légale du Canada et, au gré de la Fiducie et sous réserve de l'approbation des organismes de réglementation compétents, conformément au choix de versement de l'intérêt sous forme de parts de fiducie, qui est décrit à la rubrique « Option de versement de l'intérêt ».

Les débentures constituent des obligations directes de la Fiducie, ne sont pas garanties par une hypothèque, un nantissement ou une autre charge et sont subordonnées aux autres dettes de la Fiducie, tel qu'il est indiqué ci-après à la rubrique « – Subordination ». L'acte relatif aux débentures n'empêche pas la Fiducie de contracter d'autres emprunts ni d'hypothéquer, de nantir ou de grever ses biens afin de garantir une dette.

Privilège de conversion

Les débentures sont convertibles au gré du porteur en parts de fiducie entièrement libérées et non susceptibles d'appels subséquents à tout moment avant la fermeture des bureaux le 31 mai 2009 ou le jour ouvrable précédant la date fixée par la Fiducie aux fins du remboursement des débentures, selon la première de ces éventualités, au prix de conversion de 14,00 $ par part de fiducie, soit un taux de conversion de 71,4286 parts de fiducie par tranche de 1 000 $ du capital des débentures. Aucun rajustement ne sera fait pour tenir compte des distributions sur les parts de fiducie pouvant être émises au moment de la conversion des débentures remises à des fins de conversion ou de l'intérêt couru sur celles-ci; toutefois, les porteurs qui convertissent leurs débentures recevront tout l'intérêt couru et impayé sur celles-ci. Nonobstant ce qui précède, aucune débenture ne pourra être convertie pendant la période de cinq jours ouvrables précédant et comprenant le 31 mai et le 30 novembre de chaque année, à compter du 31 mai 2004, étant donné que les registres du fiduciaire des débentures seront fermés pendant ces périodes.

Sous réserve des dispositions qui y sont énoncées, l'acte relatif aux débentures prévoit également le rajustement du prix de conversion dans certains cas.

Aucune fraction de part de fiducie ne sera émise au moment de la conversion des débentures; la Fiducie réglera plutôt cette fraction au moyen d'une somme en espèces correspondant au cours du marché en vigueur de la fraction en question.

Le terme « cours du marché en vigueur » désigne, dans l'acte relatif aux débentures, le cours moyen pondéré des parts de fiducie à la TSX pendant la période de 20 jours de bourse consécutifs se terminant le cinquième jour de bourse précédant la date fixée pour le remboursement ou la date d'échéance, selon le cas.

Remboursement et achat

Les débentures ne pourront être remboursées qu'après le 31 mai 2007. Après cette date et avant l'échéance, elles seront remboursables, en totalité ou en partie, au gré de la Fiducie, moyennant un préavis d'au moins 30 jours et d'au plus 60 jours, au prix de remboursement de 1 050 $ chacune après le 31 mai 2007 jusqu'au 31 mai 2008, inclusivement, et de 1 025 $ chacune après le 31 mai 2008 et avant l'échéance, dans chaque cas, plus l'intérêt couru et impayé, le cas échéant.

Si les débentures ne sont pas remboursées en totalité, le fiduciaire des débentures choisira les débentures à rembourser de façon proportionnelle ou de toute autre façon qu'il jugera équitable, sous réserve du consentement de la TSX.

La Fiducie aura le droit d'acheter des débentures sur le marché, au moyen d'une offre d'achat ou de gré à gré.

Paiement au moment du remboursement ou à l'échéance

Au moment du remboursement ou à l'échéance, la Fiducie remboursera la dette représentée par les débentures en versant au fiduciaire des débentures, en monnaie légale du Canada, une somme correspondant au prix de remboursement global des débentures en circulation devant être remboursées ou au capital des débentures en circulation qui sont parvenues à échéance et à la prime (le cas échéant) sur celles-ci, ainsi que l'intérêt couru et impayé. La Fiducie pourra, à son gré, au moyen d'un préavis d'au plus 60 jours et d'au moins 40 jours et sous réserve de l'approbation des organismes de réglementation compétents, choisir de remplir son obligation de payer le prix de remboursement des débentures devant être remboursées ou le capital des débentures qui sont parvenues à échéance et la prime (le cas échéant) sur celles-ci, selon le cas, en émettant des parts de fiducie aux porteurs des débentures. L'intérêt couru et impayé sera versé en espèces. Le nombre de parts de fiducie devant être émises sera établi en divisant le prix de remboursement global des débentures en circulation devant être remboursées ou le capital des débentures en circulation qui sont parvenues à échéance et la prime (le cas échéant) sur celles-ci, selon le cas, par 95 % du cours du marché en vigueur des parts de fiducie à la date fixée pour le remboursement ou à la date d'échéance, selon le cas. Aucune fraction de part de fiducie ne sera émise aux porteurs de débentures au moment du remboursement ou à l'échéance; la Fiducie réglera plutôt cette fraction de part de fiducie au moyen d'une somme en espèces correspondant au cours du marché en vigueur de la fraction en question.

Subordination

Le remboursement du capital des débentures et le versement de la prime, le cas échéant, et de l'intérêt sur celles-ci sont subordonnés, en droit de paiement, comme il est indiqué dans l'acte relatif aux débentures, au remboursement intégral préalable de la dette de premier rang de la Fiducie.

L'acte relatif aux débentures prévoit qu'en cas de procédures d'insolvabilité ou de faillite, ou de mise sous séquestre, de liquidation, de réorganisation ou de toute autre procédure similaire relative à la Fiducie, à ses biens ou à son actif, en cas de procédure en vue de la liquidation ou de la dissolution volontaire de la Fiducie, entraînant ou non son insolvabilité ou sa faillite, l'ordonnancement de l'actif et du passif de la Fiducie ou la vente de la totalité ou de la quasi-totalité de l'actif de la Fiducie, les porteurs de la dette de premier rang, y compris les comptes fournisseurs, seront payés en entier avant que les porteurs de débentures puissent recevoir un versement ou une distribution de quelque nature que ce soit, en espèces, en biens ou en titres, qui pourrait être fait dans l'un ou l'autre de ces cas relativement aux débentures ou à l'intérêt couru et impayé sur celles-ci. L'acte relatif aux débentures prévoit également que la Fiducie ne fera aucun paiement et que les porteurs de débentures n'auront pas le droit d'exiger ou de recevoir un versement ou un avantage ni d'intenter des poursuites à cette fin (notamment par voie de compensation, de regroupement de comptes ou de réalisation d'une sûreté ou autrement, de quelque manière que ce soit) en raison de la dette représentée par les débentures à un moment où un défaut est survenu aux termes de la dette de premier rang et persiste, et où l'avis d'un tel défaut a été donné au fiduciaire des débentures conformément à l'acte relatif aux billets par la Fiducie, un porteur de débenture ou un porteur de la dette de premier rang, sauf si la dette de premier rang a été remboursée en entier. Aucun porteur de débentures n'a le droit de prendre une mesure ou d'intenter une poursuite en vue de faire valoir ses droits sur les débentures d'une manière qui ne serait pas conforme aux modalités de l'acte relatif aux débentures.

Les débentures sont subordonnées aux droits des créanciers des filiales de la Fiducie, sauf dans la mesure où cette dernière est un créancier de ces filiales ayant un rang au moins égal à celui de ces autres créanciers. Plus particulièrement, les débentures sont subordonnées, en droit de paiement, au remboursement intégral préalable de la dette aux termes de la facilité bancaire actuelle.

Priorité par rapport aux distributions de la Fiducie

L'acte de fiducie prévoit que certains frais de la Fiducie doivent être déduits dans le calcul de la somme devant être distribuée aux porteurs de parts. Par conséquent, les fonds nécessaires au versement de l'intérêt sur les débentures, de même que la somme à verser au moment du remboursement ou à l'échéance des débentures ou dans l'éventualité d'un cas de défaut (au sens donné à ce terme ci-après), seront déduits des sommes qui seraient par ailleurs payables aux porteurs de parts à titre de distributions et seront retenus sur ces sommes.

Changement de contrôle de la Fiducie

Dans un délai de 30 jours suivant un changement de contrôle de la Fiducie comportant l'acquisition du contrôle des droits de vote rattachés à 66 2/3 % et plus des parts de fiducie (un « changement de contrôle »), la Fiducie sera tenue de faire une offre écrite visant l'achat de toutes les débentures alors en circulation (l'« offre visant les débentures ») à un prix correspondant à 101 % du capital de celles-ci, majoré de l'intérêt couru et impayé (le « prix de l'offre visant les débentures »).

L'acte relatif aux débentures contient des dispositions relatives à l'avis et au rachat qui exigent que la Fiducie avise par écrit le fiduciaire des débentures qu'un changement de contrôle est survenu, dans un délai de 30 jours de ce changement, et qu'une offre visant les débentures a été faite. Le fiduciaire des débentures postera ensuite sans délai à chaque porteur de débentures un avis du changement de contrôle ainsi qu'un exemplaire de l'offre visant les débentures en circulation.

Si des débentures représentant 90 % et plus du capital global des débentures en circulation à la date à laquelle l'avis de changement de contrôle a été donné ont été déposées auprès de la Fiducie en réponse à l'offre visant les débentures, la Fiducie aura le droit et l'obligation de rembourser la totalité des débentures restantes au prix de l'offre visant les débentures. L'avis d'un tel remboursement doit être donné par la Fiducie au fiduciaire des débentures dans un délai de dix jours suivant l'expiration de l'offre visant les débentures, et celui-ci doit donner un tel avis dès que possible par la suite aux porteurs des débentures qui n'ont pas été déposées en réponse à l'offre visant les débentures.

Option de versement de l'intérêt

La Fiducie peut choisir de remplir son obligation de verser l'intérêt sur les débentures (l'« obligation relative à l'intérêt ») à la date à laquelle l'intérêt est payable aux termes de l'acte relatif aux débentures (une « date de versement de l'intérêt ») en remettant au fiduciaire des débentures un nombre suffisant de parts de fiducie pour satisfaire la totalité ou la partie, selon le cas, de l'obligation relative à l'intérêt conformément à l'acte relatif aux débentures (le « choix de versement de l'intérêt sous forme de parts de fiducie »). L'acte relatif aux débentures prévoira que, lorsque la Fiducie fera ce choix, le fiduciaire des débentures a) acceptera les parts de fiducie que lui remettra la Fiducie, b) acceptera des offres visant ces parts de fiducie et conclura la vente de celles-ci, selon les directives que la Fiducie lui donnera, à son entière discrétion, c) investira le produit de ces ventes dans des titres gouvernementaux autorisés à court terme (au sens attribué à ce terme dans l'acte relatif aux débentures) venant à échéance avant la date de versement de l'intérêt applicable, et utilisera le produit tiré de ces titres gouvernementaux autorisés, ainsi que le produit tiré de la vente des parts de fiducie n'ayant pas été investi de la façon décrite ci-dessus, afin de remplir l'obligation relative à l'intérêt et d) prendra toutes les autres mesures nécessaires à cet égard.

L'acte relatif aux débentures énonce les formalités que doivent suivre la Fiducie et le fiduciaire des débentures afin d'effectuer le choix de versement de l'intérêt sous forme de parts de fiducie. Si un tel choix est fait, le seul droit du porteur de débentures en ce qui a trait à l'intérêt sera de recevoir du fiduciaire des débentures une somme en espèces sur le produit de la vente de parts de fiducie (ainsi que toute somme qu'aura reçue le fiduciaire des débentures de la Fiducie qui est attribuable à une fraction de part de fiducie) en règlement intégral de l'obligation relative à l'intérêt, et le porteur de ces débentures n'aura aucun autre recours envers la Fiducie à l'égard de l'obligation relative à l'intérêt.

Ni le choix de versement de l'intérêt sous forme de parts de fiducie par la Fiducie ni la réalisation de la vente de parts de fiducie a) n'empêcheront les porteurs de débentures de recevoir, à la date de versement de l'intérêt applicable, une somme en espèces globale correspondant à l'intérêt payable à cette date de versement de l'intérêt ni b) ne permettront à ces porteurs de recevoir des parts de fiducie en règlement de l'obligation relative à l'intérêt.

Cas de défaut

L'acte relatif aux débentures stipule qu'un cas de défaut (un « cas de défaut ») relatif aux débentures se produira si un ou plusieurs des événements suivants surviennent et persistent à l'égard des débentures : a) un défaut de paiement

de l'intérêt sur les débentures lorsqu'il est exigible qui dure dix jours, b) un défaut de paiement du capital des débentures ou de la prime sur celles-ci, s'il y a lieu, que ce soit à l'échéance, au moment du remboursement, par voie de déclaration ou autrement, c) certains cas de faillite, d'insolvabilité ou de réorganisation de la Fiducie en vertu des lois sur la faillite ou l'insolvabilité, d) un défaut d'observation ou d'exécution de tout engagement ou condition important de l'acte relatif aux débentures et la persistance de ce défaut pendant une période de 30 jours après qu'un avis écrit a été remis à la Fiducie par le fiduciaire des débentures, précisant le défaut et exigeant que la Fiducie y remédie, e) l'adoption d'une résolution en vue de la liquidation ou de la dissolution de la Fiducie ou f) l'engagement de procédures en vue d'un compromis ou d'un arrangement visant la Fiducie. Si un cas de défaut se produit et qu'il persiste, le fiduciaire des débentures pourra déclarer, à sa discrétion, et déclarera si les porteurs d'au moins 25 % du capital des débentures alors en circulation le lui demandent, le capital de toutes les débentures en circulation et l'intérêt s'y rattachant exigibles immédiatement. Dans certains cas, les porteurs de plus de 50 % du capital des débentures alors en circulation peuvent, au nom des porteurs de toutes les débentures, renoncer à exercer leurs recours en cas de défaut ou annuler une telle déclaration selon les modalités qu'ils prescrivent.

Offres visant les débentures

L'acte relatif aux débentures prévoit que si une offre présentée à l'égard des débentures constitue une offre publique d'achat visant les débentures au sens donné au terme *take-over bid* dans la *Securities Act* (Alberta) et qu'au moins 90 % des débentures (à l'exception des débentures détenues à la date de l'offre publique d'achat par l'initiateur, les personnes avec lesquelles il a des liens ou les membres de son groupe, ou pour le compte de ceux-ci) sont prises en livraison et payées par l'initiateur, ce dernier aura le droit d'acquérir les débentures détenues par les porteurs de débentures qui n'auront pas accepté l'offre selon les modalités qu'il avait offertes initialement.

Modification

Les droits des porteurs des débentures qui font l'objet des présentes ainsi que de toutes les autres séries de débentures qui pourraient être émises aux termes de l'acte relatif aux débentures peuvent être modifiés conformément aux modalités de l'acte relatif aux débentures. À cette fin, notamment, l'acte relatif aux débentures prévoira que tous les porteurs de débentures seront liés par les résolutions adoptées aux assemblées des porteurs de débentures au moyen des voix exprimées par les porteurs d'au moins 66 2/3 % du capital des débentures alors en circulation qui assistent à l'assemblée ou y sont représentés par procuration ou par les résolutions adoptées par écrit par les porteurs d'au moins 66 2/3 % du capital des débentures alors en circulation. Dans certains cas, la modification nécessitera, à la place ou en plus de cette approbation, le consentement des porteurs du pourcentage requis de débentures de chaque série touchée.

Restriction relative à l'émission de débentures additionnelles

L'acte relatif aux débentures prévoit que la Fiducie ne pourra émettre de débentures convertibles additionnelles de rang égal si le capital de toutes les débentures convertibles émises et en circulation de la Fiducie excède 25 % de la capitalisation boursière totale de la Fiducie immédiatement après l'émission de ces débentures convertibles additionnelles. La « capitalisation boursière totale » sera définie dans l'acte relatif aux débentures comme étant le capital total de toutes les débentures émises et en circulation de la Fiducie qui sont convertibles au gré du porteur en parts de fiducie de la Fiducie, plus la somme obtenue en multipliant le nombre de parts de fiducie émises et en circulation de la Fiducie par le cours du marché en vigueur des parts de fiducie à la date pertinente.

Restriction relative au droit de propriété des non-résidents

Des non-résidents du Canada ne peuvent à aucun moment être propriétaires véritables de la majorité des parts de fiducie, compte tenu de la dilution, y compris les parts de fiducie susceptibles d'être émises au moment de la conversion ou du remboursement ou à l'échéance des débentures. Le fiduciaire peut exiger des déclarations quant aux territoires de résidence des propriétaires véritables des débentures. Si le fiduciaire apprend, au moyen de ces déclarations de résidence, que les propriétaires véritables de 49 % des parts de fiducie alors en circulation, compte tenu de la dilution, sont ou pourraient être des non-résidents du Canada ou qu'une telle situation est imminente, il pourra l'annoncer publiquement et devra refuser d'inscrire un transfert de débentures en faveur d'une personne qui ne peut lui fournir une déclaration selon laquelle elle n'est pas un non-résident. Nonobstant ce qui précède, si le fiduciaire établit que la majorité des parts de fiducie sont détenues par des non-résidents du Canada, il pourra

envoyer un avis aux porteurs de débentures non-résidents, choisis dans l'ordre inverse de l'acquisition ou de l'inscription ou d'une autre manière qu'il jugera équitable et réalisable, les sommant de vendre leurs débentures ou une partie de celles-ci dans un délai stipulé d'au moins 60 jours. Si les porteurs de débentures qui reçoivent un tel avis ne vendent pas le nombre stipulé de débentures ou ne fournissent pas au fiduciaire une preuve satisfaisante du fait qu'ils ne sont pas des non-résidents dans le délai stipulé, le fiduciaire pourra vendre ces débentures pour le compte des porteurs de débentures en question et, entre-temps, il suspendra les droits rattachés à celles-ci. Au moment d'une telle vente, les porteurs touchés cesseront d'être des porteurs de débentures et leurs droits se limiteront à la réception du produit net de la vente contre remise des débentures en question. Les fiduciaires de la Fiducie ont des obligations similaires à l'égard des parts de fiducie, qui sont énoncées dans l'acte de fiducie.

RÉGIME D'ACHAT DE PARTS INCITATIF

La Fiducie a adopté le régime d'achat de parts incitatif qui permet au conseil de Harvest d'octroyer des droits d'achat de parts de fiducie non transférables (les « droits incitatifs ») aux administrateurs, aux membres de la direction, aux consultants, aux employés et aux autres fournisseurs de services courants de la Fiducie et de ses filiales, notamment la Société. Le régime d'achat de parts incitatif a pour but d'offrir un incitatif à long terme efficace aux participants admissibles et de les récompenser en fonction du rendement à long terme et des distributions. En date du 12 juin 2003, le nombre total de parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif a été porté de 875 000 au nombre maximal cumulatif de 1 121 000. Le nombre total de parts de fiducie pouvant être émises aux termes du régime d'achat de parts incitatif au 30 avril 2004 s'élevait à 1 063 725.

Le conseil de Harvest administre le régime d'achat de parts incitatif et décide quelles personnes auront le droit d'y participer, le nombre de droits incitatifs devant être octroyés et les modalités d'acquisition de ceux-ci. Le prix d'octroi des droits incitatifs (le « prix d'octroi ») est équivalent au cours de clôture des parts de fiducie le jour de bourse précédant la date de l'octroi, sauf autorisation contraire. Le prix d'exercice (le « prix d'exercice ») par droit est calculé en déduisant du prix d'octroi le montant total des distributions par part versées par la Fiducie après la date de l'octroi; toutefois, ce montant doit constituer un rendement supérieur à 0,833 % du coût comptabilisé des immobilisations de la Fiducie, déduction faite de la totalité de la dette, de l'insuffisance (de l'excédent) du fonds de roulement ou des équivalents de titres d'emprunt, de l'amortissement, de la dotation à la provision pour épuisement et des impôts à payer futurs sur ces immobilisations à la fin de chaque mois.

Les droits incitatifs peuvent être exercés pendant une période maximale de cinq ans à compter de la date de leur octroi et on peut y mettre fin auparavant si leur porteur cesse d'être un participant admissible ou s'il décède. Le cas échéant, le porteur a le droit, dans les 30 jours suivant la date à laquelle il a cessé d'être un participant admissible ou à la fin de la période d'exercice, selon la première éventualité, d'exercer les droits incitatifs qui lui sont acquis. En cas de décès, la succession du porteur a le droit, dans les six mois suivant le décès ou à la fin de la période d'exercice, selon la première éventualité, d'exercer les droits incitatifs acquis au prix d'exercice en vigueur à la date du décès. Les droits incitatifs non acquis au moment où le porteur cesse d'occuper son poste ou décède deviennent immédiatement nuls et non avenus. La Fiducie a le choix de régler les droits incitatifs en circulation au moyen de parts de fiducie ou d'espèces. Le nombre de parts de fiducie devant être émises en règlement des droits incitatifs en circulation correspond au nombre obtenu en multipliant le nombre de droits incitatifs par le quotient obtenu en divisant la différence entre le cours d'une part de fiducie et le prix d'exercice par le cours de la part de fiducie. Les espèces versées en règlement des droits incitatifs en circulation correspondent à la différence entre le cours d'une part de fiducie et le prix d'exercice, multipliée par le nombre de droits incitatifs à régler.

Le tableau qui suit présente des renseignements sur les droits incitatifs en circulation aux termes du régime d'achat de parts incitatif au 30 avril 2004.

Groupe	Date d'octroi des droits incitatifs	Nombre de parts de fiducie visées par des options	Prix d'octroi	Cours de clôture le jour précédant l'octroi	Prix d'exercice au 30 avril 2004	Date d'expiration	Valeur au marché du droit incitatif[1]
Hauts dirigeants (5)	25 novembre 2002	475 000	8,00 $	8,00 $	4,80 $	25 novembre 2007	4 797 000 $
	14 février 2003	9 500	10,75 $	10,75 $	7,85 $	14 février 2008	66 975 $
Administrateurs (4)	25 novembre 2002	75 000	8,00 $	8,00 $	4,80 $	25 novembre 2005	757 500 $
	14 février 2003	25 000	10,75 $	10,75 $	7,85 $	14 février 2008	176 250 $
Employés et consultants (46)	25 novembre 2002	231 250	8,00 $	8,00 $	4,80 $	25 novembre 2005	2 335 625 $
	24 janvier 2003	18 125	10,21 $	10,21 $	7,16 $	24 janvier 2008	140 324 $
	15 juillet 2003	12 500	10,18 $	10,18 $	8,29 $	15 juillet 2008	82 625 $
	17 juillet 2003	7 500	10,30 $	10,30 $	8,41 $	17 juillet 2008	48 675 $
	18 juillet 2003	11 000	10,45 $	10,45 $	8,56 $	18 juillet 2008	69 740 $
	17 octobre 2003	73 400	12,19 $	12,19 $	10,89 $	17 octobre 2008	294 040 $
	15 décembre 2003	99 750	13,15 $	13,15 $	12,24 $	15 décembre 2008	265 335 $
	16 février 2004	13 700	13,35 $	13,35 $	12,87 $	16 février 2009	493 710 $
	24 février 2004	12 000	13,75 $	13,75 $	13,33 $	24 février 2009	974 896 $

Note

(1) Selon la différence entre le cours de clôture des parts de fiducie le 30 avril 2004 à la TSX, soit 14,90 $, et le prix d'octroi du droit incitatif, moins les distributions par part de fiducie versées après la date à laquelle le droit incitatif a été octroyé, multiplié par le nombre de parts de fiducie visées par le droit incitatif.

RÉGIME DE RÉINVESTISSEMENT DES DISTRIBUTIONS

La Fiducie a obtenu toutes les approbations des organismes de réglementation compétents et a mis en oeuvre le régime de réinvestissement. **Les porteurs de parts qui sont des résidents des États-Unis ne peuvent pas participer au régime de réinvestissement.** Le régime de réinvestissement donne aux porteurs de parts de fiducie admissibles la possibilité d'accumuler des parts de fiducie supplémentaires en réinvestissant les espèces à distribuer qu'ils reçoivent. Il revient à la Société de décider si les parts de fiducie seront acquises au cours en vigueur (jusqu'à concurrence de 115 % du cours moyen pondéré en fonction du volume des parts de fiducie à la TSX au cours de la période de dix jours de bourse précédant immédiatement la date à laquelle les parts de fiducie sont acquises) ou s'il s'agira de nouvelles parts de fiducie émises à 95 % du cours des parts de fiducie (calculé selon le cours moyen pondéré des parts de fiducie à la TSX au cours de la période débutant le deuxième jour ouvrable suivant la date de clôture des registres relative à la distribution et se terminant le deuxième jour ouvrable précédant immédiatement la date de versement de la distribution à laquelle au moins un lot régulier de parts de fiducie est négocié). Les participants au régime de réinvestissement peuvent également acheter des parts de fiducie à 100 % du cours de celles-ci (comme il est indiqué ci-dessus) en investissant des sommes supplémentaires d'au plus 5 000 $ par mois et d'au moins 1 000 $ à la fois; toutefois, le nombre total de parts de fiducie qui peuvent être émises chaque exercice aux termes des paiements optionnels en espèces ne peut dépasser 2 % du nombre de parts de fiducie émises et en circulation au début de l'exercice en question. Au 30 avril 2004, 1 125 675 nouvelles parts de fiducie avaient été émises depuis le 15 février 2003 en contrepartie d'un produit d'environ 12,2 M$, en raison de la participation au régime de réinvestissement et des distributions en espèces versées par la Fiducie.

CONFLITS D'INTÉRÊTS

Aucune propriété ne sera acquise de membres de la direction ou d'administrateurs de la Société ou de personnes avec lesquelles ceux-ci ont un lien de dépendance à un prix supérieur à sa juste valeur marchande et aucune propriété ne sera vendue aux membres de la direction ou aux administrateurs de la Société ou à des personnes avec lesquelles ceux-ci ont un lien de dépendance à un prix inférieur à sa juste valeur marchande, établie dans chaque cas

selon l'avis d'un conseiller financier indépendant et approuvée par les membres indépendants du conseil de Harvest. Dans certaines circonstances, une évaluation formelle et le vote affirmatif des porteurs de parts seront nécessaires, conformément aux exigences de la Règle 61-501 de la Commission des valeurs mobilières de l'Ontario.

Dans certaines circonstances, des membres du conseil de Harvest pourraient être administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec les intérêts de la Société et de la Fiducie. Il n'est aucunement certain que les possibilités décelées par ces membres du conseil seront communiquées à la Société et à la Fiducie.

PRINCIPALES INFORMATIONS FINANCIÈRES

Informations financières et renseignements annuels

Le tableau ci-dessous constitue un résumé des principales informations financières consolidées de la Fiducie pour la période allant du 10 juillet 2002 au 31 décembre 2002 et pour les trimestres arrêtés au 31 mars 2003, au 30 juin 2003, au 30 septembre 2003 et au 31 décembre 2003. Ce tableau doit être lu à la lumière des informations figurant sous la rubrique « Rapport de gestion » ci-après, des états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2003 et des états financiers consolidés vérifiés de la Fiducie pour la période allant du 10 juillet 2002 au 31 décembre 2002. Ces principales informations financières consolidées ne sont pas nécessairement représentatives des résultats d'exploitation ou de la situation financière de la Fiducie à l'avenir.

		2003			
(en milliers de dollars, sauf les montants par part)	Période allant du 10 juillet 2002 au 31 décembre 2002	Trimestre arrêté au 31 mars	Trimestre arrêté au 30 juin	Trimestre arrêté au 30 septembre	Trimestre arrêté au 31 décembre
Produits nets	8 955	14 738	17 622	21 181	30 474
Bénéfice net	5 136	3 736	1 180	5 751	6 043
Bénéfice net par part – de base	3,46	0,36	0,10	0,46	0.37
Bénéfice net par part – dilué	3,69	0,34	0,10	0,45	0,36
Total de l'actif	93 729	92 041	120 122	144 369	220 250
Total du passif	53 723	38 891	61 645	51 473	89 175
Distributions déclarées par part	0,20	0,60	0,60	0,60	0,60

DISTRIBUTIONS EN ESPÈCES

Le tableau qui suit indique le montant par part de fiducie des distributions en espèces mensuelles versées par la Fiducie depuis la réalisation du premier appel public à l'épargne.

2003	Distribution par part de fiducie
Janvier(1)	0,20 $
Février	0,20 $
Mars	0,20 $
Avril	0,20 $
Mai	0,20 $
Juin	0,20 $
Juillet	0,20 $
Août	0,20 $
Septembre	0,20 $
Octobre	0,20 $
Novembre(2)	0,20 $
Décembre	0,20 $

2004	
Janvier	0,20 $
Février	0,20 $
Mars	0,20 $

Notes

(1) Cette distribution était la première distribution en espèces versée par la Fiducie après la réalisation du premier appel public à l'épargne.

(2) La Fiducie a annoncé le 15 avril 2004 que la prochaine distribution en espèces mensuelle de 0,20 $ par part de fiducie sera versée le 17 mai 2004 aux porteurs de parts inscrits le 30 avril 2004.

Les porteurs de parts inscrits à une date de clôture des registres pourront recevoir les distributions en espèces mensuelles des espèces à distribuer qui deviendront payables le 15e jour suivant cette date ou, si cette date n'est pas un jour ouvrable, le jour ouvrable suivant.

TITRES ENTIERCÉS

Relativement à la réalisation du premier appel public à l'épargne, certains membres du groupe de direction détenant des débentures de 990148 Alberta Ltd. d'un capital global de 4 777 500 $ (qui ont été réglées au moyen de 4 777 500 parts de fiducie qui, au 30 septembre 2003, représentaient environ 38,4 % des parts de fiducie alors en circulation et, à la date des présentes, environ 28,1 %) se sont engagés par écrit envers les preneurs fermes du premier appel public à l'épargne à ne pas placer ni vendre, ni convenir de placer ou de vendre, ni conclure un arrangement en vue de placer ou de vendre des parts de fiducie ou d'autres titres de la Fiducie ou de la Société ou des titres convertibles en titres de la Fiducie ou de la Société, échangeables contre de tels titres ou pouvant être levés ou exercés de quelque autre manière afin d'acheter de tels titres, alors détenus par ces porteurs ou par leur conjoint ou conjointe, directement ou indirectement, à quelque moment que ce soit jusqu'au 28 novembre 2004.

RAPPORT DE GESTION

Il y a lieu de se reporter au rapport de gestion pour l'exercice terminé le 31 décembre 2003, qui figure dans le rapport annuel 2003 de la Fiducie et qui est intégré aux présentes par renvoi. Le rapport de gestion devrait être lu de concert avec les états financiers consolidés vérifiés de la Fiducie pour l'exercice terminé le 31 décembre 2003, qui figurent dans le rapport annuel 2003 de la Fiducie et qui sont intégrés aux présentes par renvoi.

MARCHÉ POUR LA NÉGOCIATION DES TITRES

Les parts de fiducie sont inscrites et négociées à la TSX sous le symbole boursier « HTE ».

FACTEURS DE RISQUE

Le texte qui suit présente certains facteurs de risque inhérents à l'entreprise de la Fiducie. Il s'agit d'un résumé qui doit être lu sous réserve des renseignements détaillés qui figurent ailleurs dans la présente notice annuelle et conjointement avec ceux-ci.

Parts de fiducie appartenant au public et aux initiés

Au 30 avril 2004, les administrateurs et les membres de la direction de la Société ainsi que les personnes avec lesquelles ils ont des liens et les membres de leur groupe détiennent collectivement, directement ou indirectement, environ 6 555 831 parts de fiducie, soit environ 37,9 % des parts de fiducie en circulation, ou exerçaient une emprise sur un tel pourcentage de ces titres.

Dans le cadre du premier appel public à l'épargne, certains membres du groupe de direction qui détenaient globalement une tranche de 4 777 500 $ du capital des débentures du groupe de direction se sont engagés par écrit envers les preneurs fermes à ne pas placer ni vendre, ni convenir de placer ou de vendre, ni conclure un arrangement en vue de placer ou de vendre des parts de fiducie ou d'autres titres de la Fiducie ou de la Société ou des titres

convertibles en titres de la Fiducie ou de la Société, échangeables contre de tels titres ou pouvant être levés ou exercés de quelque autre manière afin d'acheter de tels titres, alors détenus par ces porteurs ou par leur conjoint ou conjointe, directement ou indirectement, à quelque moment que ce soit jusqu'au 28 novembre 2004.

Dilution

L'acte de fiducie prévoit que des parts de fiducie, y compris des droits, des bons de souscription et d'autres titres visant l'achat, la conversion en parts de fiducie ou l'échange contre de telles parts, peuvent être créées, émises, vendues et remises selon les modalités et aux moments établis par le conseil de Harvest. De plus, la Fiducie peut émettre des parts de fiducie supplémentaires conformément au régime d'achat de parts incitatif et au régime de réinvestissement. L'émission éventuelle de telles parts de fiducie pourrait avoir un effet de dilution sur la participation des porteurs de parts de fiducie. Voir « Acte de fiducie – Émission de parts de fiducie », « Régime d'achat de parts incitatif » et « Régime de réinvestissement des distributions ».

Achat de la PBN, des propriétés et des redevances directes

Le prix versé pour l'achat de la PBN, des propriétés Provost et des redevances directes ou le prix qui sera versé pour l'achat des propriétés Carlyle est fondé sur des évaluations techniques et économiques effectuées par des ingénieurs indépendants. Ces évaluations reposent sur un certain nombre d'hypothèses importantes relatives à des facteurs tels que la récupérabilité et la qualité marchande du pétrole brut, du gaz naturel et des LGN, les prix futurs du pétrole, du gaz naturel et des LGN, ainsi que les frais d'exploitation, les dépenses en immobilisations futures et les redevances et autres charges gouvernementales qui seront imposées sur la durée de productivité des réserves. Bon nombre de ces facteurs sont susceptibles d'évoluer et sont indépendants de la volonté de la Société et de la Fiducie. Plus particulièrement, des changements qui pourraient survenir dans le prix et les marchés du pétrole, du gaz naturel et des LGN par rapport à ce qui était prévu au moment des évaluations en question auront un effet sur le rendement des parts de fiducie. En outre, toutes les évaluations comportent une part d'incertitude relative aux aspects géologiques et techniques, de sorte que la production et les réserves pourraient être inférieures à celles qui sont actuellement attribuées aux propriétés Provost et aux propriétés Carlyle.

Changements législatifs

Il n'est aucunement certain que les lois en matière d'impôt sur le revenu et sur le capital et les programmes incitatifs gouvernementaux relatifs au secteur pétrolier et gazier, portant, entre autres, sur le régime fiscal des fiducies de fonds communs de placement et la déduction relative aux ressources, ne seront pas modifiés d'une façon qui pourrait être préjudiciable aux porteurs de parts.

Admissibilité à des fins de placement

Si la Fiducie cesse d'être admissible à titre de fiducie de fonds commun de placement, les parts de fiducie cesseront d'être des placements admissibles pour les régimes enregistrés d'épargne-retraite (« REER »), les fonds enregistrés de revenu de retraite (« FERR »), les régimes de participation différée aux bénéfices (« RPDP ») et les régimes enregistrés d'épargne-études (« REEE ») (collectivement, les « régimes exonérés »). Si, à la fin d'un mois, un régime exonéré détient des parts de fiducie qui ne constituent pas des placements admissibles, il devra payer de l'impôt en vertu de la partie XI.1 de la Loi de l'impôt, à l'égard de ce mois, à raison de 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. En outre, si une fiducie régie par un REER détient des parts de fiducie qui ne constituent pas des placements admissibles, elle deviendra imposable à l'égard de son revenu attribuable aux parts de fiducie ou des gains réalisés au moment de la disposition de celles-ci pendant qu'elles ne sont pas des placements admissibles.

Aspects relatifs à l'exploitation

L'exploitation de puits de pétrole et de gaz naturel comporte un certain nombre de risques naturels ou liés à l'exploitation susceptibles de se traduire par des éruptions, des dommages causés à l'environnement et d'autres conditions imprévues ou dangereuses pouvant causer des dommages à la Société et entraîner la responsabilité de cette dernière envers des tiers. La Société a recours à des méthodes prudentes de gestion du risque et souscrit une

assurance responsabilité, lorsque cela est possible, d'un montant conforme aux normes du secteur. Une assurance contre les pertes d'exploitation peut également être souscrite à l'égard de certaines installations, dans la mesure où elle est offerte. La Société pourrait engager sa responsabilité à l'égard de dommages résultant d'événements contre lesquels elle ne peut s'assurer ou contre lesquels elle pourrait décider de ne pas s'assurer en raison du montant élevé des primes ou pour d'autres motifs. Les frais engagés pour remédier à de tels dommages ou payer les dommages-intérêts auxquels elle pourrait être tenue réduiront le revenu provenant de la PBN.

La continuité de la production d'une propriété et, dans une certaine mesure, la commercialisation de la production en question sont largement tributaires de la compétence de l'exploitant de la propriété. Dans la mesure où l'exploitant ne remplit pas adéquatement ses fonctions, le revenu pourrait diminuer. En général, les paiements relatifs à la production passent par l'exploitant, de sorte que la réception de ces revenus pourrait faire l'objet de retards ou de frais supplémentaires si l'exploitant devenait insolvable. Bien que la Société exploite les propriétés Provost et qu'elle estime qu'elle deviendra l'exploitante des propriétés Carlyle, il n'est pas assuré qu'elle demeurera l'exploitante des propriétés Provost ni qu'elle exploitera les propriétés Carlyle ou les autres propriétés qu'elle pourrait acquérir à l'avenir.

Une part importante des frais d'exploitation des propriétés Provost et, dans une moindre mesure, des propriétés Carlyle est attribuable aux frais d'électricité. Depuis la déréglementation du réseau électrique de l'Alberta au cours des dernières années, le coût unitaire de l'électricité est établi selon un mécanisme du marché axé sur l'offre et la demande. Par conséquent, le prix de l'électricité est devenu volatil. Cette volatilité du prix de l'électricité pourrait avoir une incidence sur les frais d'exploitation de la Société et, de ce fait, sur les espèces distribuables. La Société a mis en œuvre un programme de couverture du prix de l'électricité afin de réduire son exposition à la volatilité du prix de l'électricité. En ce qui a trait aux propriétés Carlyle, le réseau électrique de la Saskatchewan est réglementé et, à ce titre, le prix de l'électricité ne fluctue pas beaucoup. Toutefois, il n'est pas certain que le réseau électrique de la Saskatchewan ne fera pas l'objet d'une déréglementation à l'avenir.

Même si un examen de titres est habituellement effectué sur les propriétés conformément aux normes du secteur, cela ne suffit pas à garantir ou à certifier l'absence de vices de titres, lesquels pourraient faire en sorte que la Société perde ses droits sur certaines propriétés. Dans de telles circonstances, le revenu provenant de la PBN ou le revenu provenant des redevances directes pourrait diminuer.

Estimations des réserves

Les données sur les réserves et la récupération figurant dans le rapport McDaniel ne sont que des estimations; la production réelle et les réserves finales des propriétés pourraient différer des estimations de McDaniel.

Questions d'ordre environnemental

Le secteur pétrolier et gazier est assujetti à des règlements en matière d'environnement en vertu des lois locales, provinciales et fédérales. La violation de ces lois pourrait entraîner l'imposition d'amendes ou l'émission d'ordonnances de remise en état relativement à la Société ou aux propriétés. Ces lois pourraient être modifiées de façon à imposer des normes plus strictes et, éventuellement, des obligations monétaires supérieures à la Société. Même si les filiales en exploitation ont établi des fonds de remise en état dans le but de financer leurs obligations de remise en état et autres obligations environnementales futures prévues, il n'est pas certain qu'elles seront en mesure de satisfaire à leurs obligations de remise en état et autres obligations environnementales réelles. Voir « Description de la Fiducie – La PBN et les redevances directes – Fonds de remise en état ».

En décembre 2002, le gouvernement du Canada a ratifié le protocole de Kyoto (le « protocole »). Aux termes du protocole, le Canada doit réduire ses émissions de gaz à effet de serre à 6 % en deçà des niveaux de 1990 entre 2008 et 2012. Le protocole ne deviendra exécutoire que lorsqu'il aura été ratifié par au moins 55 pays qui sont responsables d'au moins 55 % des émissions visées par le protocole. Si le protocole est ratifié et devient exécutoire, il devrait avoir une incidence sur l'exploitation de tous les secteurs canadiens, y compris le secteur pétrolier et gazier. Étant donné que les détails de la mise en application de ce protocole n'ont pas encore été annoncés, il est difficile de déterminer si celui-ci aura une incidence, le cas échéant, sur les responsabilités environnementales courantes de la Société, sur le prix du pétrole et du gaz naturel ou sur d'autres facteurs économiques généraux, qui pourraient se répercuter sur les espèces distribuables de la Fiducie.

Service de la dette

À la date des présentes, la Fiducie a une dette d'environ 64 M$ aux termes de la facilité bancaire actuelle. De plus, le prêteur de la nouvelle facilité bancaire a émis des lettres de crédit totalisant environ 3,3 M$ à des tiers, pour le compte de la Société, afin de pouvoir obtenir certains services relativement aux propriétés. Voir « Renseignements sur la Société – Emprunts de la Société ». En outre, en date des présentes, la somme impayée aux termes des billets de financement provisoire par capitaux propres s'élève à environ 25 M$. Voir « Description de la Fiducie – Emprunts de la Fiducie ».

Le prêteur de la facilité bancaire actuelle a obtenu une sûreté sur la totalité de l'actif des filiales en exploitation. Voir « Renseignements sur la Société – Emprunts de la Société ». Si la Société, WEI et la Fiducie subissent une insuffisance de la base d'emprunt ou commettent un défaut auquel elles ne peuvent remédier, ou si le prêteur de la facilité bancaire actuelle exige le remboursement de sa facilité, le prêteur de la facilité bancaire actuelle pourra saisir ou vendre les propriétés, avec ou sans la PBN.

Il est interdit à la Société de verser des dividendes ou d'autres distributions dans certaines circonstances si une insuffisance de la base d'emprunt ou un cas de défaut se produit ou encore si le prêteur de la facilité bancaire actuelle exige le remboursement de sa facilité. La PBN, les dettes de la Société envers la Fiducie et les sommes payables au fiduciaire aux termes de l'acte de fiducie sont subordonnées à la facilité bancaire actuelle conformément à la convention de subordination datée du 16 octobre 2002 conclue entre le prêteur de la facilité bancaire actuelle, le fiduciaire et la Société. Cette convention de subordination pourrait restreindre la capacité de la Société de verser la PBN à la Fiducie ou de payer l'intérêt sur sa dette envers la Fiducie ou d'en rembourser le capital et, par conséquent, limiter ou éliminer les espèces distribuables.

La Société doit respecter certains engagements en matière de couverture et certains engagements financiers aux termes de la facilité bancaire actuelle. Les engagements sont des restrictions courantes à l'égard de l'exploitation et des activités de la Société, notamment en matière d'endettement, d'octroi de sûretés, d'émission de titres d'emprunt supplémentaires et de vente de l'actif.

Remboursement de la dette

La Société et la Fiducie sont autorisées à emprunter des fonds afin de financer l'achat de propriétés, des dépenses en immobilisations ou d'autres obligations financières à l'égard des propriétés ou aux fins du fonds de roulement. Les emprunts de la Société en vue de financer l'acquisition d'avoirs miniers canadiens peuvent être remboursés au moyen de fonds obtenus de la Fiducie. Les frais du service de la dette des filiales en exploitation sont déduits aux fins du calcul du revenu provenant de la PBN et les frais du service de la dette de la Fiducie sont déduits aux fins du calcul des espèces distribuables. La fluctuation des taux d'intérêt pourrait entraîner des modifications considérables de la somme devant être affectée au service de la dette avant le versement de la PBN et des espèces distribuables. Si les sommes empruntées aux termes de la nouvelle facilité bancaire provisoire sont en dollars américains, l'intérêt payable sur celles-ci sera également libellé en dollars américains. La fluctuation du cours du change du dollar canadien par rapport au dollar américain pourrait entraîner une augmentation marquée du montant de l'intérêt versé aux termes de la nouvelle facilité bancaire provisoire, ce qui pourrait réduire les espèces distribuables. Voir « Renseignements sur la Société – Emprunts de la Société ».

Retard dans les distributions en espèces

En plus des retards habituels pouvant se produire dans les paiements aux exploitants des propriétés effectués par les acheteurs de pétrole et de gaz naturel, et à la Société, par l'exploitant, ces versements peuvent également être retardés en raison de restrictions imposées par des prêteurs, de retards dans la vente ou la livraison de produits, de retards relatifs au raccordement des puits à un réseau collecteur, d'éruptions ou d'autres accidents, du recouvrement par l'exploitant de frais engagés dans le cadre de l'exploitation des propriétés ou de la constitution de provisions par l'exploitant à l'égard de tels frais.

Variabilité des distributions en espèces

Les filiales en exploitation conservent une tranche des rentrées de fonds provenant des propriétés dans leur fonds de réserve respectif afin de faciliter les acquisitions et la mise en valeur des propriétés à l'avenir. La Société estime que cela facilitera le maintien des distributions pendant une période plus longue que ce qui aurait été le cas si toutes les rentrées de fonds provenant des propriétés étaient versées à la Fiducie aux termes de la PBN et distribuées par la suite aux porteurs de parts. Les rentrées de fonds futures provenant de propriétés additionnelles pourraient ne pas être similaires à celles des propriétés Provost et pourraient ne pas être suffisantes pour permettre aux filiales en exploitation de produire un revenu provenant de la PBN suffisant pour permettre à la Fiducie de maintenir des distributions uniformes sur une période prolongée.

Dépendance à l'endroit de la direction de la Société

Les porteurs de parts doivent s'en remettre à la direction de la Société pour ce qui est de l'administration et de la gestion de l'ensemble des questions relatives aux propriétés, à la PBN, aux redevances directes, à la Fiducie et aux parts de fiducie. Les épargnants qui ne sont pas disposés à se fier à la direction de la Société ne devraient pas investir dans les parts de la Fiducie.

Épuisement des réserves (durabilité)

La Fiducie présente certains attributs uniques qui la distinguent des autres membres du secteur pétrolier et gazier. Les espèces distribuables relatives aux propriétés, en l'absence d'augmentation du prix des marchandises ou d'acquisitions ou de travaux de mise en valeur rentables, iront en diminuant au fil du temps parallèlement à la baisse de la production habituellement tirée des réserves de pétrole, de gaz naturel et de LGN. La Fiducie et la Société ne réinvestiront pas les rentrées de fonds de la même façon que les autres membres du secteur. Par conséquent, si des capitaux provenant du fonds de capital ou d'une autre provenance ne sont pas investis dans les propriétés, les taux de production initiaux et les réserves attribuables aux propriétés diminueront.

Les réserves et la production de pétrole et de gaz naturel futures de la Société, et par conséquent, ses rentrées de fonds, seront largement tributaires du fait que la Société réussira à exploiter ses réserves actuelles et à acquérir des réserves supplémentaires. Sans réserves supplémentaires, obtenues au moyen d'acquisitions ou d'activités de mise en valeur, les réserves et la production de la Société diminueront graduellement au fil de l'exploitation des réserves.

Les parts de fiducie n'auront aucune valeur une fois que les réserves provenant des propriétés ne pourront plus être commercialisées de manière rentable et, par conséquent, les souscripteurs de parts de fiducie devront obtenir le remboursement de leur capital investi au moyen des rentrées de fonds découlant de leur placement dans ces parts de fiducie au cours de la période où les réserves peuvent être récupérées de manière rentable.

Tous les aspects du secteur pétrolier et gazier font l'objet d'une vive concurrence. Pour faire l'acquisition de réserves et recruter du personnel technique compétent, la Société livre énergiquement concurrence à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux siennes.

Il n'est aucunement certain que la Société réussira à mettre en valeur ou à acquérir des réserves supplémentaires à des conditions qui correspondent à ses objectifs de placement.

Remboursement de capital

Les parts de fiducie n'auront aucune valeur lorsque les réserves provenant des éléments d'actif sous-jacents de la Fiducie ne pourront plus être exploités de façon rentable et, par conséquent, les distributions en espèces ne représentent pas un « rendement » au sens traditionnel du terme, puisqu'elles représentent à la fois un remboursement de capital et un rendement du capital investi.

Financement supplémentaire

Dans la mesure où les sources de capital externes, y compris l'émission de parts de fiducie supplémentaires, deviennent limitées ou inaccessibles, la capacité de la Fiducie et de la Société d'investir les capitaux nécessaires pour maintenir ou augmenter les réserves de pétrole et de gaz naturel diminuera. Dans la mesure où la Fiducie ou la Société sont obligées d'utiliser les rentrées de fonds pour financer les dépenses en immobilisations ou pour faire l'acquisition de propriétés, les espèces distribuables seront réduites.

Historique d'exploitation limité

Comme la Société et la Fiducie n'ont été constituées que récemment, leur historique en matière d'exploitation est restreint; pour sa part, la Fiducie n'a effectué que des distributions limitées.

Incidences des dépenses en immobilisations futures

La valeur des réserves des propriétés, telle qu'elle a été estimée par McDaniel, est fondée en partie sur les rentrées de fonds qui doivent être produites dans les années à venir en raison des dépenses en immobilisations futures. La valeur des réserves des propriétés, telle qu'elle a été estimée par McDaniel, sera réduite dans la mesure où ces dépenses en immobilisations sur les propriétés n'atteignent pas le degré de succès escompté par McDaniel.

Volatilité du prix des marchandises et risque de change

Les résultats d'exploitation et la situation financière de la Fiducie et, par conséquent, la PBN et les redevances directes, seront tributaires du prix touché à l'égard de la production de pétrole, de gaz naturel et de liquides de gaz naturel. Le prix du pétrole, du gaz naturel et des liquides de gaz naturel a fluctué grandement au cours des dernières années et est déterminé par les facteurs de l'offre et de la demande, y compris les conditions climatiques et la conjoncture économique générale ainsi que par la situation dans d'autres régions productrices de pétrole, facteurs qui sont indépendants de la volonté de la Société ou de la Fiducie. Le prix auquel le pétrole produit au Canada est vendu tient également compte de la fluctuation du cours du change du dollar canadien par rapport au dollar américain. Tout déclin du prix du pétrole et du gaz naturel ou toute augmentation des écarts pourrait avoir une incidence défavorable sur l'exploitation et la situation financière de la Fiducie ainsi que sur le montant des fonds disponibles aux fins de la mise en valeur de ses réserves de pétrole et de gaz naturel. La Société pourrait gérer le risque lié à la fluctuation du prix des marchandises et du cours du change en concluant des contrats de couverture des prix du pétrole brut et du gaz naturel et des contrats de change ou en faisant en sorte que la Fiducie en fasse autant. Dans la mesure où la Société ou la Fiducie exercent des activités de gestion du risque lié au prix des marchandises et au cours du change, elles seront assujetties au risque lié à la solvabilité des contreparties. En outre, les contrats de couverture des prix des marchandises peuvent nécessiter le paiement de marges qui pourraient avoir une incidence défavorable sur la capacité de la Fiducie d'effectuer des distributions aux porteurs de parts. La Société doit également respecter certains engagements continus en matière de couverture aux termes de sa facilité de crédit. Une augmentation marquée du prix des marchandises pourrait avoir une incidence défavorable sur les espèces distribuables.

Écart relatif au pétrole brut

La production de pétrole brut de la Société provenant des propriétés sera constituée d'environ 73 % de pétrole léger et de densité moyenne, de 26 % de pétrole lourd et de 1 % de gaz naturel et de liquides de gaz naturel. Le traitement du pétrole de densité moyenne et du pétrole lourd est plus coûteux que celui du pétrole léger conventionnel et il en résulte des produits de valeur moindre par rapport au raffinage du pétrole léger; par conséquent, les producteurs de pétrole lourd ou de pétrole de densité moyenne obtiennent des prix à la tête du puits inférieurs. L'écart entre le pétrole léger et le pétrole lourd ou le pétrole de densité moyenne a varié considérablement au cours des dernières années et, lorsqu'il est considéré par rapport à la fluctuation du prix du pétrole léger, il augmente considérablement la volatilité du prix du pétrole lourd et du pétrole de densité moyenne. Toute augmentation de l'écart pourrait entraîner une diminution du prix obtenu pour le pétrole, le gaz naturel et les liquides de gaz naturel et avoir une incidence défavorable importante sur l'exploitation et la situation financière de la Fiducie et sur le montant des fonds disponibles aux fins de la mise en valeur de ses réserves de pétrole et de gaz naturel. La volatilité de l'écart découle

de la disponibilité de l'offre, de la demande saisonnière, des contraintes relatives aux pipelines et de la capacité de conversion des raffineries, qui sont des facteurs indépendants de la volonté de la Fiducie ou de la Société.

Concurrence

Tous les aspects du secteur pétrolier et gazier font l'objet d'une forte concurrence. La Société et la Fiducie livrent une concurrence énergique pour obtenir des capitaux, recruter du personnel compétent, faire l'acquisition de terrains inexploités et de réserves, accéder à des appareils de forage, à des plates-formes d'entretien et à d'autre matériel, accéder à des installations de traitement et à des pipelines et se procurer une capacité de raffinage ainsi qu'à tous les égards de leur exploitation à de nombreuses sociétés pétrolières et gazières, dont un grand nombre disposent de ressources financières et autres considérablement supérieures aux leurs. Certaines de ces sociétés effectuent non seulement des travaux d'exploration, de mise en valeur et de production de pétrole et de gaz naturel, mais exercent aussi des activités de raffinage et de commercialisation du pétrole et d'autres produits à l'échelle mondiale et ont ainsi des ressources plus étendues et variées à leur disposition.

Conflits d'intérêts éventuels

Il peut arriver que les administrateurs ou les membres de la direction de la Société soient également administrateurs ou membres de la direction de sociétés par actions qui sont en concurrence avec les intérêts de la Société et de la Fiducie. Il n'est aucunement certain que les possibilités décelées par ces membres du conseil seront communiquées à la Société et à la Fiducie. Voir « Conflits d'intérêts ».

Nature des parts de fiducie

Les titres tels que les parts de fiducie sont hybrides, étant donné qu'ils partagent certains attributs communs aux titres de participation et aux titres d'emprunt. Les parts de fiducie diffèrent des titres d'emprunt étant donné qu'elles ne comportent aucun capital dû aux porteurs de parts. Les parts de fiducie ne constituent pas un mode de placement traditionnel dans le secteur pétrolier et gazier, et les épargnants ne devraient pas les considérer comme des actions de la Société. Les parts de fiducie représentent une participation dans la Fiducie. En tant que porteurs de parts de fiducie, les porteurs de parts ne bénéficient pas des droits prévus par la loi qui découlent habituellement de la propriété d'actions d'une société, par exemple le droit d'intenter un recours en cas d'abus ou une action oblique. Les placements autorisés, la PBN, les redevances directes et les droits contractuels connexes constituent le seul actif de la Fiducie. Le cours d'une part de fiducie sera fonction des espèces distribuables prévues, de la valeur des propriétés acquises par la Société, ainsi que du pouvoir de celle-ci d'obtenir la croissance à long terme de la valeur de la Fiducie. Le prix d'émission de chacune des parts de fiducie est supérieur à la valeur par part de fiducie des réserves des propriétés Provost. Le cours des parts de fiducie fluctue en fonction d'un certain nombre d'éléments liés à la conjoncture du marché, notamment les taux d'intérêt et la capacité de la Fiducie d'acquérir des propriétés de pétrole et de gaz naturel adéquates. L'évolution de la conjoncture du marché pourrait avoir des conséquences défavorables sur le cours des parts de fiducie.

Responsabilité limitée des porteurs de parts

L'acte de fiducie prévoit qu'aucun porteur de parts n'engagera sa responsabilité, à ce titre, qu'il s'agisse d'une responsabilité contractuelle ou délictuelle, relativement aux fonds de la Fiducie ou aux obligations ou aux affaires de celle-ci, à l'égard d'un acte posé par le fiduciaire ou par toute autre personne aux termes de l'acte de fiducie, à l'égard d'une action ou d'une omission du fiduciaire ou de toute autre personne dans le cadre de l'exécution ou l'exercice, ou de l'exécution ou de l'exercice réputé, d'une obligation ou d'un pouvoir, discrétionnaire ou autre, imposé ou conféré au fiduciaire ou à cette autre personne aux termes des présentes ou à l'égard de toute opération conclue par le fiduciaire ou par toute autre personne aux termes de l'acte de fiducie. Aucun porteur de parts n'est tenu d'indemniser le fiduciaire ou cette autre personne à l'égard des responsabilités engagées par le fiduciaire ou ces personnes ou à l'égard des taxes et impôts payables par la Fiducie, par le fiduciaire ou par toute autre personne pour le compte de la Fiducie ou relativement à celle-ci. Nonobstant ce qui précède, si un tribunal compétent juge que la responsabilité des porteurs de parts est engagée, celle-ci se limitera au fonds de la Fiducie et ne pourra être satisfaite qu'au moyen de celui-ci, et la Fiducie (dans la mesure du fonds de la Fiducie) est responsable et tenue d'indemniser les porteurs de parts et de les tenir quittes des frais, des dommages, des responsabilités et des pertes qu'ils pourraient engager ou subir en raison du fait que leur responsabilité n'est pas ainsi limitée.

L'acte de fiducie prévoit également que tous les contrats qui sont signés par la Fiducie ou pour son compte, que ce soit par la Société, par le fiduciaire ou autrement, doivent prévoir (sauf pour ce qui est des engagements que le fiduciaire ou la Société pourraient prendre expressément en ce qui a trait à leur propre responsabilité personnelle) une disposition selon laquelle les obligations en question ne lieront pas les porteurs de parts personnellement. Nonobstant les modalités de l'acte de fiducie, les porteurs de parts pourraient ne pas être protégés des responsabilités de la Fiducie dans la même mesure que l'actionnaire est protégé des responsabilités d'une société par actions. La responsabilité personnelle peut également découler de réclamations présentées contre la Fiducie (dans la mesure où la Fiducie ne les règle pas), autres que contractuelles, y compris des actions en responsabilité délictuelle, des créances fiscales et certaines autres responsabilités prévues par la loi, s'il y a lieu. Étant donné que la Société exerce toutes les activités commerciales, le conseil de Harvest considère comme peu probable que la responsabilité personnelle des porteurs de parts soit engagée.

La Fiducie et la Société, sa filiale en propriété exclusive, exercent leurs activités, et ont l'intention de continuer à le faire, en suivant les conseils de leurs conseillers juridiques, d'une manière et dans des territoires qui permettront aux porteurs de parts d'éviter, dans la mesure du possible, tout risque important d'engager leur responsabilité à l'égard de réclamations présentées contre la Fiducie, y compris en souscrivant une assurance appropriée, s'il y a lieu, à l'égard des activités de la Société et en faisant en sorte que les contrats signés par la Fiducie ou pour le compte de celle-ci comprennent une disposition selon laquelle ces obligations n'engagent pas la responsabilité personnelle des porteurs de parts.

Valeur liquidative

La valeur liquidative de la Fiducie varie selon un certain nombre de facteurs qui sont indépendants de la volonté de la direction, y compris le prix du pétrole et du gaz naturel. Le cours de négociation des parts de fiducie est également déterminé par un certain nombre de facteurs qui sont indépendants de la volonté de la direction et il pourrait être supérieur ou inférieur à la valeur liquidative de la Fiducie.

Modification du régime fiscal de la Fiducie

Harvest est actuellement admissible à titre de fiducie de fonds commun de placement aux fins de la Loi de l'impôt et elle entend le demeurer; toutefois, si la Fiducie devait perdre son statut de fiducie de fonds commun de placement ou si une autorité fiscale compétente réussissait à le contester, cela pourrait avoir des incidences défavorables importantes, notamment les suivantes : (i) les parts de fiducie ne constitueraient plus des placements admissibles pour les régimes exonérés au moment où la Fiducie cesserait d'être une fiducie de fonds commun de placement. Si, à la fin d'un mois donné, un régime exonéré détient des parts de fiducie qui ne constituent pas des placements admissibles, le régime exonéré devra, à l'égard du mois en question, payer un impôt en vertu de la partie XI.1 de la Loi de l'impôt correspondant à 1 % de la juste valeur marchande des parts de fiducie au moment où il les a acquises. Si un REER ou un FERR détient des parts de fiducie qui ne constituent pas des placements admissibles, il deviendra imposable relativement à son revenu attribuable aux parts de fiducie pendant que celles-ci ne constituent pas des placements admissibles. Les REEE qui détiennent des parts de fiducie qui ne constituent pas des placements admissibles pourraient voir leur enregistrement révoqué par l'Agence du revenu du Canada; (ii) la Fiducie serait tenue de payer un impôt en vertu de la partie XII.2 de la Loi de l'impôt sur certains types de revenus distribués aux porteurs de parts, y compris le revenu généré par les redevances pétrolières et gazières détenues par la Fiducie. Si la Fiducie devait payer l'impôt en vertu de la partie XII.2 de la Loi de l'impôt, cela pourrait avoir des répercussions fiscales défavorables pour certains porteurs de parts, étant donné que le montant de l'impôt en question serait déduit du montant des espèces distribuables; (iii) la Fiducie ne pourrait plus se prévaloir du mécanisme de remboursement des gains en capital prévu par la Loi de l'impôt si elle cessait d'être une fiducie de fonds commun de placement; (iv) les parts de fiducie détenues par les porteurs de parts qui ne sont pas des résidents du Canada deviendraient des biens canadiens imposables lorsque la Fiducie cesserait d'être une fiducie de fonds commun de placement. Ces porteurs de parts seraient assujettis à l'impôt sur le revenu canadien sur les gains réalisés au moment d'une disposition de parts de fiducie constituant des biens canadiens imposables; (v) la Fiducie serait assujettie à l'impôt minimum de remplacement en vertu de la partie I de la Loi de l'impôt.

Structure de la Fiducie

La Fiducie pourrait prendre des mesures afin d'organiser ses affaires de manière à minimiser l'impôt et les autres frais qu'elle pourrait devoir payer relativement à son exploitation et à celle des filiales en exploitation et de manière à maximiser le montant des espèces distribuables aux porteurs de parts. Si une autorité fiscale ou autre réussit à contester la manière dont la Fiducie structure ses affaires, cela pourrait avoir une incidence sur le montant des espèces distribuables aux porteurs de parts.

RENSEIGNEMENTS SUPPLÉMENTAIRES

La circulaire d'information de la direction de la Fiducie datée du 12 mai 2004, qui se rapporte à l'assemblée annuelle et extraordinaire des porteurs de parts devant être tenue le 22 juin 2004, renferme des renseignements supplémentaires portant notamment sur la rémunération des administrateurs et des membres de la direction de la Société et sur les porteurs principaux des parts de fiducie. Des renseignements financiers supplémentaires sont fournis dans les états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2003.

La Fiducie fournira les documents suivants à quiconque en fera la demande au secrétaire de la Société :

1. lorsque les titres de la Fiducie sont en cours de placement aux termes d'un prospectus simplifié provisoire ou lorsqu'un prospectus simplifié provisoire a été déposé à l'égard d'un placement de titres :

   (i) un exemplaire de la notice annuelle de la Fiducie, accompagné d'un exemplaire de tous les documents qui y sont intégrés par renvoi ou des pages pertinentes de ces documents;

   (ii) un exemplaire des états financiers consolidés de la Fiducie pour son exercice terminé le plus récent ainsi que le rapport du vérificateur y afférent et un exemplaire des états financiers intermédiaires subséquents les plus récents;

   (iii) un exemplaire de la circulaire d'information de la Fiducie datée du 12 mai 2004;

   (iv) un exemplaire de tous les autres documents intégrés par renvoi au prospectus simplifié provisoire ou au prospectus simplifié qui ne sont pas prévus aux alinéas (i) à (iii) ci-dessus;

2. *à tout autre moment, un exemplaire des documents dont il est question aux alinéas* a)*(i), (ii) et (iii)* ci-dessus, étant entendu que la Fiducie peut exiger le paiement de frais raisonnables si la demande est présentée par une personne qui n'est pas un porteur de ses titres.

On peut se procurer d'autres exemplaires de la présente notice annuelle et des documents énumérés dans les paragraphes ci-dessus à l'adresse suivante :

Harvest Energy Trust
a/s Harvest Operations Corp.
330, 5th Avenue S.W., bureau 1900
Calgary (Alberta) T2P 0L4
Numéro sans frais au Canada : 1 866 666-1178
Télécopieur : (403) 265-3940

ANNEXE A
RAPPORT DE LA DIRECTION ET DU CONSEIL D'ADMINISTRATION SUR LES DONNÉES RELATIVES AUX RÉSERVES ET AUTRE INFORMATION

La direction de Harvest Operations Corp. (la « Société »), pour le compte de Harvest Energy Trust (la « Fiducie »), a la responsabilité d'établir et de fournir l'information concernant les activités pétrolières et gazières de la Société et des autres filiales de la Fiducie conformément à la réglementation sur les valeurs mobilières. Cette information inclut les données relatives aux réserves, qui comprennent les éléments suivants :

a) (i) les réserves prouvées et la somme des réserves prouvées et des réserves probables de pétrole et de gaz naturel estimées au 31 décembre 2003 au moyen de prix et coûts prévisionnels;

(ii) les produits d'exploitation nets futurs estimatifs correspondants;

b) (i) les réserves prouvées de pétrole et de gaz naturel estimées au 31 décembre 2003 au moyen de prix et coûts constants;

(ii) les produits d'exploitation nets futurs estimatifs correspondants.

Un évaluateur de réserves qualifié indépendant a évalué les données relatives aux réserves de la Société et des autres filiales de la Fiducie. Le rapport de cet évaluateur est présenté ci-après.

Le comité des réserves, de la sécurité et de l'environnement (le « comité RSE ») du conseil d'administration de la Société a pris les mesures suivantes :

a) il a examiné les méthodes suivies par la Société pour fournir l'information à l'évaluateur de réserves qualifié indépendant;

b) il s'est réuni avec l'évaluateur de réserves qualifié indépendant afin d'établir si des restrictions ont empêché cet évaluateur de fournir son rapport sans réserve;

c) il a examiné les données relatives aux réserves avec la direction et l'évaluateur de réserves qualifié indépendant.

Le comité RSE a examiné les méthodes suivies par la Société pour rassembler et présenter toute autre information concernant les activités pétrolières et gazières et a examiné cette information avec la direction. Le conseil d'administration a, sur la recommandation du comité de vérification, approuvé ce qui suit :

a) le contenu des données relatives aux réserves et de toute autre information concernant le pétrole et le gaz naturel et leur dépôt auprès des autorités en valeurs mobilières;

b) le dépôt du rapport de l'évaluateur de réserves qualifié indépendant portant sur les données relatives aux réserves;

c) le contenu du présent rapport et son dépôt.

Les données relatives aux réserves étant fondées sur des jugements concernant des événements futurs, les résultats réels différeront des résultats prévus et les écarts pourraient être importants.

(signé) « Jacob Roorda »
Jacob Roorda
Président

(signé) « J. A. Ralston »
J. A. Ralston
Vice-président, Exploitation

(signé) « Verne Johnson »
Verne Johnson
Administrateur et président du comité RSE

(signé) « Hank B. Swartout »
Hank B. Swartout
Administrateur et membre du comité RSE

Le 30 avril 2004

ANNEXE B
RAPPORT SUR LES DONNÉES RELATIVES AUX RÉSERVES

Au conseil d'administration de Harvest Operations Corp. (la « Société ») :

1. Nous avons évalué les données relatives aux réserves de la Société au 31 décembre 2003. Les données relatives aux réserves comprennent ce qui suit :

   a) les réserves prouvées et la somme des réserves prouvées et des réserves probables de pétrole et de gaz naturel estimées au 31 décembre 2003 au moyen de prix et coûts prévisionnels et les produits d'exploitation nets futurs estimatifs correspondants;

   b) les réserves prouvées de pétrole et de gaz naturel estimées au 31 décembre 2003 au moyen de prix et coûts constants et les produits d'exploitation nets futurs estimatifs correspondants.

2. La responsabilité des données relatives aux réserves incombe à la direction de la Société. Notre responsabilité consiste à exprimer un avis sur les données relatives aux réserves en nous fondant sur notre évaluation.

   Nous avons effectué notre évaluation conformément aux normes énoncées dans le *Canadian Oil and Gas Evaluation Handbook* (le « manuel COGE »), rédigé conjointement par la Society of Petroleum Evaluation Engineers (Calgary Chapter) et l'Institut canadien des mines, de la métallurgie et du pétrole (Société du pétrole).

3. Ces normes exigent que notre évaluation soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les données relatives aux réserves sont exemptes d'inexactitudes importantes. L'évaluation comprend également l'appréciation de la conformité des données relatives aux réserves aux principes et aux définitions exposés dans le manuel COGE.

4. Le tableau suivant présente les produits d'exploitation nets futurs estimatifs (avant impôts) attribués à la somme des réserves prouvées et des réserves probables, estimés au moyen de prix et coûts prévisionnels et calculés selon un taux d'actualisation de 10 %, qui sont compris dans les données relatives aux réserves de la Société ayant fait l'objet de notre évaluation pour l'exercice terminé le 31 décembre 2003, et indique les tranches respectives de ces produits d'exploitation que nous avons vérifiées, évaluées, examinées et sur lesquelles nous avons présenté un rapport à la direction de la Société :

Date d'établissement du rapport d'évaluation	Emplacement des réserves	Valeur actualisée nette des produits d'exploitation nets futurs (en milliers de dollars, avant impôts, taux d'actualisation de 10 %)			
		Vérification	Évaluation	Examen	Total
31 décembre 2003	Canada	-	169 171	-	169 171

5. À notre avis, les données relatives aux réserves que nous avons évaluées ont été établies, à tous les égards importants, conformément au manuel COGE et sont conformes à celui-ci.

6. Nous n'avons pas la responsabilité de mettre à jour notre rapport dont il est question au paragraphe 4 pour tenir compte de faits et de circonstances postérieurs à sa date d'établissement.

7. Les données relatives aux réserves étant fondées sur des jugements concernant des événements futurs, les résultats réels différeront de ceux qui sont présentés et les écarts pourraient être importants.

Pour McDaniel & Associates Consultants Ltd.,
le vice-président principal,

(signé) « B.H. Emslie, ing. »

Calgary (Alberta)
Le 30 avril 2004

ANNEXE C - TABLE DES MATIÈRES DES ÉTATS FINANCIERS

Tableau des produits et des charges des

PROPRIÉTÉS INITIALES

acquises auprès de Devon Canada Corporation

Exercices terminés les 31 décembre 2001, 2000 et 1999

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

À la demande de Harvest Operations Corp., nous avons vérifié le tableau des produits et des charges des propriétés (les « propriétés initiales ») dont il est fait mention dans la convention d'achat et de vente datée du 28 mai 2002 conclue entre Harvest Operations Corp. et Devon Canada Corporation et Devon ARL Corporation, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001. La responsabilité de ces informations financières incombe à Harvest Operations Corp. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ce tableau donne, à tous les égards importants, une image fidèle des produits et des charges des propriétés initiales dont il est fait mention dans la convention d'achat et de vente datée du 28 mai 2002, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001.

(signé) KPMG s.r.l.

Comptables agréés

Calgary, Canada
Le 18 septembre 2002

PROPRIÉTÉS INITIALES

Tableau des produits et des charges des propriétés initiales

	Six mois arrêtés aux 30 juin		Exercices terminés les 31 décembre		
	2002	2001	2001	2000	1999
	(non vérifié)		(vérifié)		
Produits	13 935 019 $	16 772 213 $	30 675 360 $	46 395 299 $	30 506 217 $
Redevances	(1 210 816)	(1 630 888)	(2 791 810)	(4 406 652)	(2 984 815)
	12 724 203	15 141 325	27 883 550	41 988 647	27 521 402
Frais d'exploitation	5 050 362	6 901 821	11 587 364	9 333 045	7 266 639
Bénéfice d'exploitation	7 673 841 $	8 239 504 $	16 296 186 $	32 655 602 $	20 254 763 $

Se reporter aux notes afférentes au tableau des produits et des charges des propriétés initiales.

PROPRIÉTÉS INITIALES

Notes afférentes au tableau des produits et des charges des propriétés initiales

Exercices terminés les 31 décembre 2001, 2000 et 1999
(L'information relative aux semestres arrêtés aux 30 juin 2002 et 2001 est non vérifiée.)

1. Mode de présentation

Le 28 mai 2002, Harvest Operations Corp. a conclu une convention d'achat et de vente en vue d'acquérir les propriétés de Thompson Lake (les « propriétés initiales ») auprès de Devon Canada Corporation et de Devon ARL Corporation (collectivement « Devon Canada »). La clôture de cette acquisition a eu lieu le 10 juillet 2002.

Le tableau des produits et des charges des propriétés initiales inclut les activités d'exploitation des propriétés initiales qui ont été menées par Devon Canada.

Le tableau des produits et des charges des propriétés initiales n'inclut que les montants qui ont trait à l'intérêt économique direct de Devon Canada dans les propriétés initiales.

Le tableau des produits et des charges des propriétés initiales ne contient aucune provision au titre de l'épuisement et de l'amortissement, de la restauration des lieux, des coûts en capital futurs, de la moins-value des propriétés non évaluées, des frais généraux et administratifs ainsi que des impôts sur les bénéfices des propriétés initiales, étant donné que ces montants sont fondés sur les activités d'exploitation consolidées de Devon Canada, dont les propriétés initiales ne constituent qu'une simple partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de pétrole et de gaz naturel sont inscrits lorsque ces marchandises sont produites et vendues.

b) Redevances

Les redevances sont comptabilisées lorsque les marchandises sont produites et vendues. Les redevances sont calculées conformément aux règlements d'Alberta Energy ou aux dispositions des conventions de redevances individuelles.

c) Frais d'exploitation

Les frais d'exploitation comprennent les montants engagés pour amener le pétrole et le gaz naturel à la surface et pour les collecter, les transporter, les soumettre à un traitement préliminaire, les traiter et les entreposer. Les frais d'exploitation sont comptabilisés déduction faite des revenus de collecte, de traitement et de transport se rapportant aux propriétés initiales.

Tableau des produits et des charges des

PROPRIÉTÉS ADDITIONNELLES

acquises auprès d'Anadarko Canada Corporation

Exercices terminés les 31 décembre 2001, 2000 et 1999

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

À la demande de Harvest Operations Corp., nous avons vérifié le tableau des produits et des charges des propriétés (les « propriétés additionnelles ») dont il est fait mention dans la convention d'achat et de vente datée du 1er août 2002 conclue entre Harvest Operations Corp. et Anadarko Canada Corporation, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001. La responsabilité de ces informations financières incombe à Harvest Operations Corp. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ce tableau donne, à tous les égards importants, une image fidèle des produits et des charges des propriétés additionnelles dont il est fait mention dans la convention d'achat et de vente datée du 1er août 2002, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2001.

(signé) KPMG s.r.l.

Comptables agréés

Calgary, Canada
Le 18 septembre 2002

PROPRIÉTÉS ADDITIONNELLES

Tableau des produits et des charges des propriétés additionnelles

	Neuf mois arrêtés aux 30 septembre		Exercices terminés les 31 décembre		
	2002	2001	2001	2000	1999
	(non vérifié)		(vérifié)		
Produits	55 459 785 $	48 198 918 $	57 615 104 $	72 026 276 $	42 693 456 $
Redevances	(7 323 940)	(7 860 337)	(11 340 031)	(14 465 051)	(7 268 179)
	48 135 845	40 338 581	46 275 073	57 561 225	35 425 277
Frais d'exploitation	12 665 536	10 404 008	12 832 174	8 799 976	7 452 752
Bénéfice d'exploitation	35 470 309 $	29 934 573 $	33 442 899 $	48 761 249 $	27 972 525 $

Se reporter aux notes afférentes au tableau des produits et des charges des propriétés additionnelles.

PROPRIÉTÉS ADDITIONNELLES

Notes afférentes au tableau des produits et des charges des propriétés additionnelles

Exercices terminés les 31 décembre 2001, 2000 et 1999
(L'information relative aux neuf mois arrêtés aux 30 septembre 2002 et 2001 est non vérifiée.)

1. Mode de présentation

Le 1er août 2002, Harvest Operations Corp. a conclu une convention d'achat et de vente en vue d'acquérir les propriétés Hayter et Provost (les « propriétés additionnelles ») auprès d'Anadarko Canada Corporation (« Anadarko »). Cette acquisition a été conclue le 15 novembre 2002.

Le tableau des produits et des charges des propriétés additionnelles inclut les activités d'exploitation des propriétés additionnelles qui ont été menées par Anadarko.

Le tableau des produits et des charges des propriétés additionnelles n'inclut que les montants qui ont trait à l'intérêt économique direct d'Anadarko dans les propriétés additionnelles.

Le tableau des produits et des charges des propriétés additionnelles ne contient aucune provision au titre de l'épuisement et de l'amortissement, de la restauration des lieux, des coûts en capital futurs, de la moins-value des propriétés non évaluées, des frais généraux et administratifs ainsi que des impôts sur les bénéfices des propriétés additionnelles, étant donné que ces montants sont fondés sur les activités d'exploitation consolidées d'Anadarko, dont les propriétés additionnelles ne constituent qu'une simple partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de pétrole et de gaz naturel sont inscrits lorsque ces marchandises sont produites et vendues.

b) Redevances

Les redevances sont comptabilisées lorsque les marchandises sont produites et vendues. Les redevances sont calculées conformément aux règlements d'Alberta Energy ou aux dispositions des conventions de redevances individuelles.

c) Frais d'exploitation

Les frais d'exploitation comprennent les montants engagés pour amener le pétrole et le gaz naturel à la surface, pour les collecter, les transporter, les soumettre à un traitement préliminaire, les traiter et les entreposer, ainsi que divers frais généraux d'exploitation déterminés par Anadarko.

Tableau des produits et des charges de

PROPRIÉTÉS CARLYLE

Exercices terminés les 31 décembre 2002, 2001 et 2000

RAPPORT DES VÉRIFICATEURS

Au conseil d'administration de Harvest Operations Corp.

À la demande de Harvest Operations Corp., nous avons vérifié le tableau des produits et des charges des propriétés (les « propriétés Carlyle ») dont il est fait mention dans la convention d'achat et de vente datée du 1er octobre 2003 conclue entre Harvest Operations Corp. et le vendeur, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002. La responsabilité de ces informations financières incombe à Harvest Operations Corp. Notre responsabilité consiste à exprimer une opinion sur ces informations financières en nous fondant sur nos vérifications.

Nos vérifications ont été effectuées conformément aux normes de vérification généralement reconnues du Canada. Ces normes exigent que la vérification soit planifiée et exécutée de manière à fournir l'assurance raisonnable que les informations financières sont exemptes d'inexactitudes importantes. La vérification comprend le contrôle par sondages des éléments probants à l'appui des montants et des autres éléments d'information fournis dans les informations financières. Elle comprend également l'évaluation des principes comptables suivis et des estimations importantes faites par la direction, ainsi qu'une appréciation de la présentation d'ensemble des informations financières.

À notre avis, ce tableau donne, à tous les égards importants, une image fidèle des produits et des charges des propriétés Carlyle dont il est fait mention dans la convention d'achat et de vente datée du 29 juillet 2003, pour chacun des exercices compris dans la période de trois ans terminée le 31 décembre 2002.

(signé) KPMG s.r.l.

Comptables agréés

Calgary, Canada
Le 3 octobre 2003

PROPRIÉTÉS CARLYLE

Tableau des produits et des charges des propriétés Carlyle

	Neuf mois arrêtés aux 30 septembre		Exercices terminés les 31 décembre		
	2003	2002	2002	2001	2000
	(non vérifié)		(vérifié)		
Produits	59 838 735 $	60 740 813 $	85 270 787 $	89 172 498 $	119 482 399 $
Redevances	(12 646 317)	(13 595 661)	(18 163 421)	(19 099 841)	(27 813 069)
	47 192 418	47 145 152	67 107 366	70 072 657	91 669 330
Frais d'exploitation	18 057 001	19 334 790	24 688 372	22 610 861	25 202 098
Bénéfice d'exploitation	29 135 417 $	27 810 362 $	42 418 994 $	47 461 796 $	66 467 232 $

Se reporter aux notes afférentes au tableau des produits et des charges des propriétés Carlyle.

PROPRIÉTÉS CARLYLE

Notes afférentes au tableau des produits et des charges des propriétés Carlyle

Exercices terminés les 31 décembre 2002, 2001 et 2000
(L'information relative aux six mois arrêtés aux 30 juin 2003 et 2002 est non vérifiée.)

1. Mode de présentation

Le 1er octobre 2003, Harvest Operations Corp. a conclu une convention d'achat et de vente en vue d'acquérir les propriétés (les « propriétés Carlyle») auprès d'un vendeur sans lien de dépendance.

Le tableau des produits et des charges des propriétés Carlyle inclut les activités d'exploitation des propriétés Carlyle qui ont été menées par les propriétaires précédents. Le tableau des produits et des charges des propriétés Carlyle n'inclut que les montants qui ont trait à l'intérêt économique direct des propriétaires précédent dans les propriétés Carlyle.

Le tableau des produits et des charges des propriétés Carlyle ne comprend aucune provision au titre de l'épuisement et de l'amortissement, de la restauration des lieux, des coûts en capital futurs, de la moins-value des propriétés non évaluées, des frais généraux et administratifs ainsi que des impôts sur les bénéfices des propriétés Carlyle, étant donné que ces montants sont fondés sur les activités d'exploitation consolidées des propriétaires précédents, dont les propriétés Carlyle ne constituent qu'une simple partie.

2. Principales conventions comptables

a) Produits

Les produits tirés de la vente de pétrole et de gaz naturel sont inscrits lorsque ces marchandises sont produites et vendues.

b) Redevances

Les redevances sont comptabilisées lorsque les marchandises sont produites et vendues. Les redevances sont calculées conformément aux règlements d'Alberta Energy ou aux dispositions des conventions de redevances individuelles.

c) Frais d'exploitation

Les frais d'exploitation comprennent les montants engagés pour amener le pétrole et le gaz naturel à la surface et pour les collecter, les transporter, les soumettre à un traitement préliminaire, les traiter et les entreposer. Les frais d'exploitation sont comptabilisés déduction faite des revenus de collecte, de traitement et de transport se rapportant aux propriétés Carlyle.

RAPPORT SUR LA COMPILATION

Au fiduciaire de Harvest Energy Trust et aux administrateurs de Harvest Operations Corp.

Nous avons lu l'état consolidé des résultats pro forma non vérifié de Harvest Energy Trust (la « Fiducie ») pour l'exercice terminé pour l'exercice terminé le 31 décembre 2003 et nous avons mis en œuvre les procédés suivants.

1. Nous avons comparé les chiffres des colonnes portant l'en-tête «Harvest Energy Trust » avec ceux des états financiers consolidés de la Fiducie pour l'exercice terminé le 31 décembre 2003, et nous avons constaté qu'ils concordaient.

2. Nous avons comparé les chiffres des colonnes portant l'en-tête «Propriétés Carlyle» avec ceux du tableaux des produits et des charges non vérifié pour la période de neuf mois arrêtée au 30 septembre 2003.

3. Nous avons pris des renseignements auprès de certains représentants de la Fiducie, responsables des questions financières et comptables, au sujet :

   a) du mode de détermination des ajustements pro forma;

   b) de la conformité de l'état des résultats consolidé pro forma, à tous les égards importants sur le plan de la forme, aux exigences réglementaires pertinentes.

Ces représentants :

   a) nous ont décrit le mode de détermination des ajustements pro forma;

   b) ont déclaré que l'état consolidé des résultats pro forma est conforme, à tous les égards importants sur le plan de la forme, aux exigences réglementaires pertinentes.

4. Nous avons lu les notes afférentes aux états financiers consolidés pro forma, et nous avons constaté qu'elles étaient cohérentes avec le mode de détermination des ajustements pro forma qui nous a été décrit.

5. Nous avons recalculé l'application des ajustements pro forma au total des montants présentés dans les autres colonnes pour l'exercice terminé le 31 décembre 2003, et nous avons constaté que les montants dans la colonne portant l'en-tête «Chiffres consolidés pro forma» étaient arithmétiquement exacts.

Les états financiers pro forma sont fondés sur les hypothèses de la direction et sur des ajustements qui sont par nature subjectifs. Les procédés décrits ci-dessus sont considérablement restreints par

rapport à ceux d'une vérification ou d'un examen, qui visent l'expression d'une assurance à l'égard des hypothèses de la direction, des ajustements pro forma, et de l'application des ajustements à l'information financière historique. Par conséquent, nous n'exprimons aucune assurance de cette nature. Les procédés décrits ci-dessus ne permettent pas nécessairement de déceler tous les faits qui sont significatifs par rapport aux états financiers pro forma et, par conséquent, nous ne faisons aucune déclaration quant à la suffisance des procédés par rapport aux besoins d'un lecteur de ces états.

(signé) KPMG s.r.l.

Comptables agréés

Calgary, Canada
Le 10 mai 2004

Harvest Energy Trust

État consolidé des résultats pro forma

Exercice terminé le 31 décembre 2003
(non vérifié)

	Harvest Energy Trust	Propriétés Carlyle	Ajustements	Notes	Chiffres consolidés pro forma
Produits					
Ventes de pétrole et de gaz naturel	119 351 486 $	59 838 736 $	–	2 a)	179 190 222 $
Perte de couverture	(18 924 364)	–	–		(18 924 364)
Produits tirés de redevances	660 452	–	–		660 452
Redevances	(17 072 534)	(12 646 317)	–	2 a)	(29 718 851)
	84 015 040	47 192 419	–		131 207 459
Charges					
Frais d'exploitation	36 044 629	18 057 001	–	2 a)	54 101 630
Frais généraux et administratifs	4 339 738	–	–		4 339 738
Intérêts débiteurs et amortissement des charges financières reportées	5 582 476	–	1 367 902	2 d)	6 950 378
Frais de restauration et de régénération des lieux	4 354 620	–	1 290 112	2 c)	5 644 732
Épuisement et amortissement	29 361 741	–	4 216 399	2 b)	33 578 140
Gain de change	(4 373 510)	–	–		(4 373 510)
	75 309 694	18 057 001	6 874 413		100 241 108
Bénéfice (perte) avant les impôts	8 705 346	29 135 418	(6 874 413)		30 966 351
Impôts					
Impôt des grandes sociétés	157 382	–	100 000	2 e)	257 382
Charge d'impôts futurs	(8 162 038)	–	3 338 245	2 e)	(4 566 411)
	(8 004 656)	–	3 438 245		(4 309 029)
Bénéfice net (perte)	16 710 002 $	29 135 418 $	(10 312 658) $		35 275 380 $
Bénéfice net par part de fiducie					
De base	1,33 $			2 e)	2,09 $
Dilué	1,29 $			2 e)	1,80 $

Se reporter aux notes afférentes aux états financiers consolidés pro forma.

1. Mode de présentation

Harvest Energy Trust (la « Fiducie ») est une société de placement à capital variable sans personnalité morale qui a été constituée en vertu des lois de la province d'Alberta. Conformément à un acte de fiducie et à une convention d'administration, la Fiducie est gérée par sa filiale en propriété exclusive, Harvest Operations Corp (la « Société »). La Fiducie acquiert et détient une participation de concessionnaire dans des propriétés productrices de pétrole et de gaz naturel acquises et détenues par la Société.

L'état consolidé des résultats pro forma non vérifié ci-joint a été dressé par la direction de la Société conformément aux principes comptables généralement reconnus du Canada. De l'avis de la direction, l'état consolidé des résultats pro forma comprend tous les ajustements importants nécessaires à une présentation fidèle conformément aux principes comptables généralement reconnus du Canada.

Les états financiers pro forma ne sont pas nécessairement représentatifs des résultats qui auraient été réellement obtenus si les événements qui y sont reflétés avaient eu lieu aux dates indiquées ou des résultats qui pourraient être obtenus dans le futur.

Le 1er octobre 2003, la Fiducie et la Société ont conclu une convention en vue d'acquérir les propriétés d'un tiers (les « propriétés Carlyle »). Le coût revenant à la société a atteint approximativement 81,1 millions de dollars, y compris les rajustements de clôture et les frais estimatifs de l'opération d'environ 2 millions de dollars.

L'état consolidé des résultats pro forma non vérifié pour l'exercice terminé le 31 décembre 2003 a été dressé à partir des éléments suivants :

- l'état vérifié des résultats et des bénéfices non répartis de la Fiducie pour l'exercice terminé à cette date; et
- le tableau non vérifié des produits et des charges des propriétés Carlyle pour la période de six mois mois terminée le 30 juin 2003 et les chiffres tirés d'informations comptables pertinentes pour les trois mois terminés le 30 septembre 2003.

2. Hypothèses et ajustements contenus dans l'état consolidé des résultats pro forma

L'état consolidé des résultats pro forma pour l'exercice terminé le 31 décembre 2003 a été dressé en supposant que les opérations décrites dans la note 1 ont été menées à terme le 1er janvier 2003, comme suit :

a) Acquisition des propriétés Carlyle

Les montants inclus dans l'état consolidé des résultats pro forma au titre des produits, des redevances et des frais d'exploitation des propriétés Carlyle pour l'exercice terminé le 31 décembre 2002 sont tirés du tableau des produits et des charges pour les périodes respectives.

b) Épuisement et amortissement

Les ajustements pro forma à la dotation à l'épuisement et aux amortissements ont été établis selon la méthode de la capitalisation du coût entier en fonction des réserves prouvées combinées, des coûts futurs de mise en valeur et des volumes de production et en tenant compte des coûts d'acquisition des propriétés Carlyle (y compris des coûts futurs de mise en valeur estimés à 10 millions de dollars).

c) Provision pour frais futurs de restauration et de régénération des lieux

Les états consolidés des résultats pro forma comprennent des ajustements à la provision pour frais futurs de restauration et de régénération des lieux établis selon le taux de production unitaire enregistré par la Fiducie et les volumes de production pro forma.

d) Intérêts débiteurs et amortissement des charges financières reportées

La Fiducie pouvant, aux termes de la convention de financement provisoire remboursable en capitaux propres, régler les intérêts et les montants de capital non remboursés par l'émission de parts de fiducie, les sommes prélevées ont été présentées dans l'avoir des porteurs de parts dans les présents états financiers pro forma. Les montants d'intérêts correspondants de 1,88 millions de dollars pour l'exercice terminé le 31 décembre 2003 seront présentés comme une charge directe aux bénéfices non répartis plutôt que comme une déduction lors de l'établissement du bénéfice des périodes en question.

e) Impôts

L'impôt des grandes sociétés de chaque période a été ajusté afin de tenir compte de l'impôt qui frapperait le capital supplémentaire résultant de l'acquisition des propriétés Carlyle.

2. Hypothèses et ajustements contenus dans l'état consolidé des résultats pro forma (suite)

e) Impôts (suite)

Aux fins de l'impôt sur les bénéfices, la Fiducie peut et compte réclamer une déduction pour tous les montants versés ou à verser aux porteurs de parts et répartira par la suite le solde du bénéfice, le cas échéant, entre les porteurs de parts. Cependant, l'ajustement pro forma au chapitre des impôts futurs repose sur l'hypothèse que 50 % des flux de trésorerie supplémentaires auraient été versés à la Fiducie par la Société à titre de paiement de redevances.

f) Bénéfice par part de fiducie

Le nombre de parts de fiducie compris dans le nombre moyen pondéré de parts de fiducie en circulation de base pour la période était fondé sur le nombre moyen pondéré de parts de fiducie réellement en circulation pour la période et sur les 4 312 500 parts de fiducie émises aux termes de la convention de prise ferme en date du 7 octobre 2003. Les intérêts à verser sur les sommes prélevées aux termes de la convention de financement provisoire remboursable en capitaux propres ont été déduits du bénéfice pro forma attribuable aux porteurs de parts.

Le nombre moyen pondéré de parts de fiducie dilué comprend 300 000 parts de fiducie relatives au régime d'achat de parts incitatif de la Fiducie et 2 509 284 parts de fiducie à l'égard du règlement des sommes prélevées aux termes de la convention de financement provisoire remboursable en capitaux propres.

FILE NO
82-34779

UNDERWRITING AGREEMENT

July 19, 2004

Harvest Energy Trust
Harvest Operations Corp.
2400, 500 - 4th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Mr. Jacob Roorda, President

Dear Sirs:

Re: Offering of Subscription Receipts and 8% Convertible Unsecured Subordinated Debentures of Harvest Energy Trust

National Bank Financial Inc., CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Haywood Securities Inc. and GMP Securities Ltd. (collectively, the "**Underwriters**") understand that Harvest Energy Trust (the "**Trust**") proposes to issue and sell 8,000,000 Subscription Receipts (as defined herein) (the "**Firm Receipts**", which Firm Receipts, together with any Underwriters' Option Receipts (as defined herein) purchased by the Underwriters pursuant to the Underwriters' Option (as defined herein), are hereinafter defined as the "**Offered Receipts**") and 80,000 Debentures (as defined herein) (the "**Firm Debentures**", which Firm Debentures, together with any Underwriters' Option Debentures (as defined herein) purchased by the Underwriters pursuant to the Underwriters' Option (as defined herein), are hereinafter defined as the "**Offered Debentures**") with a face value of $1,000 principal amount per Offered Debenture, a coupon of 8% per annum, payable semi-annually in arrears on March 31st and September 30th of each year commencing March 31, 2005, and a maturity date of September 30, 2009 (the "**Maturity Date**"), subject to redemption as set forth below.

Each Subscription Receipt will entitle the holder either:

(a) if the closing of the Acquisition (as defined herein) takes place by 5:00 p.m. (Calgary time) on September 30, 2004, to receive one Trust Unit (as defined herein), together with the Special Interest (as defined herein), if applicable, without payment of additional consideration or further action, forthwith upon the closing of the Acquisition; or

(b) if the closing of the Acquisition does not take place by 5:00 p.m. (Calgary time) on September 30, 2004, the Acquisition is terminated at any earlier time or the Trust has advised the Underwriters or announced to the public that it does not intend to proceed with the Acquisition (in any case, the "**Termination Time**"), to have the full purchase price of the Subscription Receipts returned, plus the pro rata portion of the interest earned by the Escrow Agent (as defined herein) on such funds, calculated from the Closing Date to and including the Termination Time.

The Offered Debentures shall be convertible into Trust Units (as defined herein) at a conversion price of $16.25 per Trust Unit at any time prior to the earlier of the close of business on the Maturity Date and the business day immediately preceding the date specified by the Trust for redemption of the Offered Debentures, subject to adjustment in certain circumstances, and shall otherwise have such attributes as are described in the Prospectus (as defined herein).

If closing of the Acquisition does not take place by the Termination Time, the holders of Debentures will be entitled for a period of 10 Business Days from the Termination Time to require the Trust to redeem all of the Debentures at a price of $1,000 per Debenture, plus accrued and unpaid interest, if any. In addition, for a period of 10 Business Days from the expiry of the holders right to require the Trust to redeem the Debentures, the Trust may redeem the Debentures on a pro rata basis at a price of $1,000 per Debenture, plus accrued and unpaid interest, if any, provided that after such redemption not less than 40,000 Debentures are outstanding.

Subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust the Firm Receipts and the Firm Debentures at the Closing Time (as defined herein) in the respective percentages set forth in paragraph 18 hereof, and the Trust hereby agrees to issue and sell to the Underwriters at the Closing Time all, but not less than all, of the Firm Receipts and the Firm Debentures at the purchase price of $14.40 per Subscription Receipt and $1,000 per Offered Debenture, for an aggregate purchase price of $195,200,000.

The Trust hereby grants to the Underwriters an option (the '**Underwriters' Option**") to purchase from the Trust at the Underwriters' election, up to an additional $80,000,000 aggregate amount of Subscription Receipts (the "**Underwriters' Option Receipts**") and/or Debentures (the "**Underwriters' Option Debentures**"). The Underwriters shall not be entitled to elect to purchase Debentures in an amount which would result in the breach by the Trust of the restriction presently contained in Section 7.8 of the 9% Debenture Trust Indenture. The Underwriters may exercise the Underwriters' Option, in whole or in part, at any time prior to the time that is 48 hours prior to the Closing Time by written notice from National Bank Financial Inc., on behalf of the Underwriters, to the Trust setting forth the number of Underwriters' Option Receipts and/or Underwriters' Option Debentures to be purchased. In the event and to the extent that the Underwriters exercise the Underwriters' Option, subject to the terms and conditions hereof, the Underwriters hereby severally, and not jointly, agree to purchase from the Trust at the Closing Time the number of Underwriters' Option Receipts and/or Underwriters' Option Debentures as to which the Underwriters' Option shall have been exercised in the respective percentages set forth in paragraph 18 hereof, and the Trust hereby agrees to issue and sell such number of Underwriters' Option Receipts and/or Underwriters' Option Debentures to the Underwriters at the Closing Time at the purchase price of $14.40 per Underwriters' Option Receipt and $1,000 per Underwriters' Option Debenture.

1. Definitions

In this agreement:

(a) "**9% Debentures**" means the 9% convertible unsecured subordinated debentures of the Trust;

(b) "**9% Debenture Trust Indenture** " means the trust indenture dated January 29, 2004 among the Trust, Harvest and Valiant Trust Company governing the terms and conditions of the 9% Debentures;

(c) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(d) "**Acquisition**" means the acquisition by Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 of Breeze Resources Partnership, which owns the New Properties, pursuant to the Acquisition Agreement;

(e) "**Acquisition Agreement**" means the partnership interest purchase and sale agreement dated July 15, 2004 among the Vendors, as vendors, and Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2, as purchasers;

(f) "**Additional Properties' auditors** " means KPMG LLP, chartered accountants, Calgary, Alberta;

(g) "**Additional Properties Financial Statements**" means the audited schedule of revenue and expenses for the Additional Properties (as defined in the prospectus of the Trust dated November 27, 2002) acquired from Anadarko Canada Corporation for each of the years ended December 31, 2001, 2000 and 1999, together with the report of the Additional Properties' auditors thereon and notes thereto, and for each of the six months ended June 30, 2002 and 2001 as contained in the AIF and incorporated by reference in the Prospectuses;

(h) "**AIF**" means the renewal annual information form of the Trust dated April 30, 2004;

(i) "**AIF Pro Forma Financial Statements**" means the unaudited pro forma consolidated financial statements of the Trust, consisting of the pro forma consolidated statement of income of the Trust for the year ended December 31, 2003, together with the compilation report thereon and the notes thereto, as contained in the AIF and incorporated by reference in the Prospectuses;

(j) "**Applicable Securities Laws**" means all applicable Canadian securities, corporate and other laws, rules, regulations, notices and policies in the Qualifying Provinces;

(k) "**Arrangement Agreement**" means the amended and restated arrangement agreement dated as of April 18, 2004 between Storm, Harvest, the Trust and 1106789 Alberta Ltd. respecting the Storm Arrangement, and includes any amendment thereto or agreement or instrument supplementary or auxiliary thereto;

(l) "**ASC**" means the Alberta Securities Commission;

(m) "**Breeze Resources Partnership**" means Breeze Resources Partnership, a general partnership formed under the laws of Alberta;

(n) "**Business Day**" means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(o) "**Carlyle Properties' auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(p) "**Carlyle Properties Financial Statements**" means the audited schedule of revenue and expenses for the Carlyle Properties for each of the years ended December 31, 2002, 2001 and 2000, together with the report of the Carlyle Properties' auditors thereon and notes thereto, and for each of the nine months ended September 30, 2003 and 2002 as contained in the AIF and incorporated by reference in the Prospectuses;

(q) "**Closing Date**" means August 10, 2004 or such other date as the parties hereto may agree, but in any event, not later than August 31, 2004;

(r) "**Closing Time**" means 6:30 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Trust may agree;

(s) "**Debenture Trust Indenture**" means, collectively, the 9% Debenture Trust Indenture and the supplemental indenture thereto to be dated on or before the Closing Date between the Trust and Valiant Trust Company, governing the terms and conditions of the Offered Debentures;

(t) "**Debentures**" means the 8% convertible unsecured subordinated debentures of the Trust having the rights and entitlements set forth in this agreement and otherwise as being provided in the supplemental indenture governing the terms and conditions of the Offered Debentures to be dated on or before the Closing Date;

(u) "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws and "**distribute**" has a corresponding meaning;

(v) "**Documents**" means, collectively, the documents incorporated by reference in the Prospectuses and any Supplementary Material including, without limitation:

(i) the AIF, including the Initial Properties Financial Statements, the Additional Properties Financial Statements, the Carlyle Properties Financial Statements and the AIF Pro Forma Financial Statements;

(ii) the Trust Financial Statements;

(iii) the Information Circular – Proxy Statement of the Trust dated May 12, 2004 in connection with the annual and special meeting of unitholders of the Trust held on June 22, 2004 (excluding those portions thereof which, pursuant to NI 44-101, are not required to be incorporated by reference in the Prospectuses);

(iv) the Storm Financial Statements; and

(v) the material change reports of the Trust subsequent to December 31, 2003;

(w) "**Escrow Agent**" means Valiant Trust Company in its capacity as escrow agent pursuant to the Subscription Receipt Agreement;

(x) "**Exchange**" means the Toronto Stock Exchange;

(y) "**GLJ**" means Gilbert Laustsen Jung Associates Ltd., independent petroleum consultants of Calgary, Alberta;

(z) "**GLJ Report - New Properties**" means the independent engineering evaluation dated July 16, 2004 of the reserves associated with the New Properties (in east central Alberta) as at July 1, 2004 conducted by GLJ on behalf of the Vendors, based on constant and April 1, 2004 forecast price and cost assumptions;

(aa) "**Harvest**" means Harvest Operations Corp., a corporation amalgamated pursuant to the ABCA and a wholly-owned subsidiary of the Trust;

(bb) "**Harvest Breeze Trust No. 1**" means Harvest Breeze Trust No. 1, a trust established pursuant to the laws of Alberta and which is a wholly-owned subsidiary of HST;

(cc) "**Harvest Breeze Trust No. 2**" means Harvest Breeze Trust No. 2, a trust established pursuant to the laws of Alberta and which is a wholly-owned subsidiary of the Trust;

(dd) "**Harvest Exchangeable Shares**" means exchangeable shares, series 1 of Harvest;

(ee) "**HST**" means Harvest Sask Energy Trust, a trust established under the laws of the Province of Alberta and a wholly-owned subsidiary of the Trust;

(ff) "**Initial Properties' auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(gg) "**Initial Properties Financial Statements**" means the audited schedule of revenue and expenses for the Initial Properties (as defined in the prospectus of the Trust dated November 27, 2002) acquired from Devon Canada Corporation for each of the years ended December 31, 2001, 2000 and 1999, together with the

report of the Initial Properties' auditors thereon and notes thereto, and for each of the six months ended June 30, 2002 and 2001 as contained in the AIF and incorporated by reference in the Prospectuses;

(hh) "**Material Agreements**" means, collectively, the Acquisition Agreement, the Trust Indenture, the Subscription Receipt Agreement, the Debenture Trust Indenture, the Administration Agreement, the Voting Trust Agreement and the NPI Agreements;

(ii) "**material change**", "**material fact**" and "**misrepresentation**" shall have the meanings ascribed thereto under the Applicable Securities Laws;

(jj) "**McDaniel**" means McDaniel & Associates Consultants Ltd., independent oil and natural gas reservoir engineers, Calgary, Alberta;

(kk) "**McDaniel Report**" means the independent engineering evaluation dated April 1, 2004 of the reserves of the Operating Subsidiaries as at December 31, 2003 conducted by McDaniel on behalf of the Trust, based on constant and January 1, 2004, forecast price and cost assumptions, together with an evaluation of McDaniel with an effective date of December 31, 2003 of the reserves of the Operating Subsidiaries based on April 1, 2004 forecast price and cost assumptions;

(ll) "**McDaniel Report – New Properties**" means, collectively, the independent engineering evaluations dated July 19, 2004 of the reserves associated with the New Properties (in the Crossfield area of Alberta and in southeast Alberta) as at July 1, 2004 conducted by McDaniel on behalf of the Vendors, based on constant and April 1, 2004 forecast price and cost assumptions;

(mm) "**McDaniel Report – Storm Properties**" means the independent engineering evaluation dated May 5, 2004 of certain of the reserves associated with the Storm Properties as at January 1, 2004 conducted by McDaniel on behalf of Storm, based on constant and April 1, 2004 forecast price and cost assumptions;

(nn) "**MRRS Procedures**" means the mutual reliance review system and procedures provided for by National Policy 43-201 of the Canadian Securities Administrators relating to the Mutual Reliance Review System, as amended or replaced;

(oo) "**New Properties**" means those petroleum and natural gas properties and related assets owned by Breeze Resources Partnership that Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 will own following completion of the Acquisition;

(pp) "**New Properties' auditors**" means PricewaterhouseCoopers LLP, chartered accountants, Calgary, Alberta;

(qq) "**New Properties Financial Statements**" means the audited schedule of revenues, royalties and operating expenses for the New Properties for each of the years

ended December 31, 2003 and 2002, together with the report of the New Properties' auditors thereon and notes thereto, and for each of the three months ended March 31, 2004 and 2003;

(rr) "**NI 44-101**" means National Instrument 44-101 of the Canadian Securities Administrators, as amended or replaced;

(ss) "**Offered Debentures**" means, collectively, the Firm Debentures and the Underwriters' Option Debentures;

(tt) "**Offered Receipts**" means, collectively, the Firm Receipts and the Underwriters' Option Receipts;

(uu) "**Offered Securities**" means, collectively, the Offered Receipts and the Offered Debentures;

(vv) "**Operating Subsidiaries**" means, collectively, Harvest and HST, each a wholly-owned subsidiary of the Trust, Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 and "**Operating Subsidiary**" means any of the Corporation, HST, Harvest Breeze Trust No. 1 or Harvest Breeze Trust No. 2;

(ww) "**Paddock**" means Paddock Lindstrom & Associates Ltd., independent petroleum consultants of Calgary, Alberta;

(xx) "**Paddock Report - Storm Properties**" means the independent engineering evaluation dated April 20, 2004 of certain of the reserves associated with the Storm Properties as at December 31, 2003 conducted by Paddock on behalf of Storm, based on constant and December 31, 2003 forecast price and cost assumptions;

(yy) "**Plan of Arrangement**" means the plan of arrangement respecting the Storm Arrangement which was filed with the Registrar of Corporations for the Province of Alberta on June 30, 2004 in accordance with the Arrangement Agreement;

(zz) "**Preliminary Prospectus**" means the preliminary short form prospectus of the Trust to be dated July 19, 2004 and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

(aaa) "**Prospectus**" means the (final) short form prospectus of the Trust and any amendments thereto, in respect of the distribution of the Offered Securities, in the English and French languages, including the documents incorporated by reference therein;

(bbb) "**Prospectuses**" means, collectively, the Preliminary Prospectus and the Prospectus;

(ccc) "**Public Record**" means all information filed by or on behalf of the Trust and Harvest with the Securities Commissions, including without limitation, the Documents, the Trust Financial Statements, the Initial Properties Financial Statements, the Additional Properties Financial Statements, the Carlyle Properties Financial Statements, the AIF Pro Forma Financial Statements, the Storm Financial Statements, the Prospectuses, any Supplementary Material and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(ddd) "**Qualifying Provinces**" means each of the provinces of Canada;

(eee) "**Securities Commissions**" means the securities commissions or similar regulatory authorities in the Qualifying Provinces;

(fff) "**Selling Dealer Group**" means the dealers and brokers other than the Underwriters who participate in the offer and sale of the Offered Securities pursuant to this agreement;

(ggg) "**Special Interest**" means an amount per Subscription Receipt equal to the amount per Trust Unit of any cash distributions on the Trust Units for which record dates have occurred during the period from the Closing Date to and including the date immediately preceding the date the Trust Units are issued pursuant to the Subscription Receipts;

(hhh) "**Storm**" means Storm Energy Ltd., a corporation incorporated under the ABCA and amalgamated with Harvest on June 30, 2004 pursuant to the Storm Arrangement;

(iii) "**Storm Arrangement**" means the arrangement under the provisions of Section 193 of the ABCA involving Storm, Storm Exploration Inc., the Trust and Harvest, on the terms and conditions set forth in the Plan of Arrangement pursuant to which, *inter-alia*, all shares of Storm were transferred to Harvest and Storm became a wholly-owned subsidiary of Harvest;

(jjj) "**Storm Financial Statements**" means, collectively, the audited comparative consolidated financial statements of Storm for the year ended December 31, 2003, together with the report of Storm's auditors thereon and the notes thereto, and the unaudited interim comparative consolidated financial statements of Storm as at and for the three months ended March 31, 2004, together with the notes thereto;

(kkk) "**Storm Properties**" means the crude oil and natural gas properties and related assets of Storm acquired by Harvest pursuant to the Storm Arrangement;

(lll) "**Storm's auditors**" means Deloitte & Touche LLP, chartered accountants, Calgary, Alberta;

(mmm) "**Subscription Receipt Agreement**" means the agreement to be dated the Closing Date and made between the Trust, the Underwriters and the Escrow Agent governing the terms and conditions of the Subscription Receipts;

(nnn) "**Subscription Receipts**" means the subscription receipts having the rights and entitlements set forth in this agreement and otherwise being as provided in the Subscription Receipt Agreement;

(ooo) "**subsidiary**" has the meaning assigned thereto in the ABCA and, in respect of the Trust includes the Operating Subsidiaries;

(ppp) "**Supplementary Material**" means, collectively, any amendment to the Preliminary Prospectus or Prospectus, any amended or supplemented Preliminary Prospectus or Prospectus or any ancillary material, information, evidence, return, report, application, statement or document which may be filed by or on behalf of the Trust under the Applicable Securities Laws;

(qqq) "**Tax Act**" means the *Income Tax Act* (Canada) and the regulations thereunder;

(rrr) "**Trust Assets**" means, collectively, the Direct Royalties, the NPI, the Subsequent Investments (as defined in the Trust Indenture), the Permitted Investments (as defined in the Trust Indenture) and cash;

(sss) "**Trust Financial Statements**" means, collectively:

(i) the audited comparative consolidated financial statements of the Trust as at and for the year ended December 31, 2003, together with the report of the Trust's auditors thereon and the notes thereto and management's discussion and analysis of the financial condition and results of operations of the Trust for such period;

(ii) the unaudited interim comparative consolidated financial statements of the Trust as at and for the three months ended March 31, 2004, together with the notes thereto and management's discussion and analysis of the financial condition and results of operations of the Trust for such period;

(ttt) "**Trust Indenture**" means the Amended and Restated Trust Indenture dated January 1, 2004 pursuant to which the Trust has been established, as such indenture may be further amended by supplemental indentures from time to time;

(uuu) "**Trust Units**" means units of the Trust, each unit representing an equal fractional undivided beneficial interest in the Trust;

(vvv) "**Trust's auditors**" means KPMG LLP, chartered accountants, Calgary, Alberta;

(www) "**Trust's counsel**" means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Trust, with the consent of the Underwriters, may appoint;

(xxx) "**Trustee**" means Valiant Trust Company and its successors, as trustee of the Trust;

(yyy) "**U.S. Memorandum**" means the U.S. Private Placement Memorandum and any amendments thereto, to be attached to all copies of the Prospectus to be delivered in connection with the offer and sale of the Offered Securities in the United States and referred to in Schedule "A" hereto;

(zzz) "**Underwriters' counsel**" means Blake, Cassels & Graydon LLP or such other legal counsel as the Underwriters, with the consent of the Trust may appoint;

(aaaa) "**Unitholders** " means the holders from time to time of Trust Units;

(bbbb) "**Vendors** " means, collectively, EnCana Corporation and a general partnership controlled by it; and

(cccc) "**Voting Trust Agreement**" means the voting and exchange trust agreement dated June 30, 2004 among the Trust, Harvest Exchangeco Ltd. and Valiant Trust Company, as trustee.

In addition, unless otherwise defined herein capitalized terms shall have the meanings ascribed thereto in the Prospectuses.

2. **Underwriting Fee**

In consideration for their services in underwriting the distribution of and purchasing the Offered Securities, the Trust agrees to pay the Underwriters:

(a) at the Closing Time a fee of $0.36 per Offered Receipt for each Offered Receipt purchased and $40 per Offered Debenture (being an aggregate amount of $6,080,000 or $8,380,000 if the Underwriters' Option is exercised in full and assuming that $60,000,000 of the Underwriters' Option is exercised for Subscription Receipts and $20,000,000 of the Underwriters' Option is exercised for Debentures); and

(b) at the time of release of the funds held by the Escrow Agent to the Trust pursuant to the Subscription Receipt Agreement, if applicable, a fee of $0.36 per Offered Receipt purchased (being an aggregate amount of $2,880,000 or $4,380,000 if the Underwriters' Option is exercised in full and assuming that $60,000,000 of the Underwriters' Option is exercised for Subscription Receipts and $20,000,000 of the Underwriters' Option is exercised for Debentures), payable from the funds held by the Escrow Agent pursuant to the Subscription Receipt Agreement.

The foregoing fees (collectively, the '**Underwriting Fee**") may, at the sole option of the Underwriters, be deducted from the aggregate gross proceeds of the sale of the Offered Securities and withheld for the account of the Underwriters. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be

incidental to the exempt financial services provided. However, in the event that Revenue Canada, Taxation, Customs and Excise determines that Goods and Services Tax provided for in the *Excise Tax Act* (Canada) is exigible on the Underwriting Fee, the Trust agrees to pay the amount of Goods and Services Tax forthwith upon the request of the Underwriters. The Trust also agrees to pay the Underwriters' expenses as set forth in paragraph 10 hereof.

3. **Qualification for Sale**

(a) The Trust represents and warrants to the Underwriters that it is eligible to use the prompt offering qualification system described in NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec) for the distribution of the Offered Securities.

(b) The Trust shall:

(i) not later than 5:00 p.m. (Calgary time) on July 19, 2004, have prepared and filed the Preliminary Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions and designated the ASC as the principal regulator; and

(ii) have obtained from the ASC a preliminary MRRS decision document dated not later than July 19, 2004, evidencing that a receipt has been issued for the Preliminary Prospectus in each Qualifying Province;

(iii) forthwith after any comments with respect to the Preliminary Prospectus have been received from the Securities Commissions:

(A) but not later than July 30, 2004 (or such later date as may be agreed to in writing by the Trust, Harvest and the Underwriters), have prepared and filed the Prospectus (in the English and French languages) and other documents required under the Applicable Securities Laws with the Securities Commissions; and

(B) have obtained from the ASC a final MRRS decision document dated not later than July 30, 2004 (or such later date as may be agreed to in writing by the Trust, Harvest and the Underwriters), evidencing that a receipt has been issued for the Prospectus in each Qualifying Province, or otherwise obtained a receipt for the Prospectus from each of the Securities Commissions;

and otherwise fulfilled all legal requirements to enable the Offered Securities to be offered and sold to the public in each of the Qualifying Provinces through the Underwriters or any other investment dealer or broker registered in the applicable Qualifying Province and to qualify the distribution to the Underwriters of the Underwriters' Option; and

(iv) until the completion of the distribution of the Offered Securities, promptly take all additional steps and proceedings that from time to time may be required under the Applicable Securities Laws in each Qualifying Province to continue to qualify the Offered Securities and the Underwriters' Option for distribution or, in the event that the Offered Securities have, for any reason, ceased to so qualify, to again qualify the Offered Securities and the Underwriters' Option for distribution and to ensure the Trust Units issuable pursuant to the Offered Receipts are freely tradeable in the Qualifying Provinces, save and except for a trade that is a control distribution.

(c) Prior to the filing of the Prospectuses and, during the period of distribution of the Offered Securities, prior to the filing with any Securities Commissions of any Supplementary Material, the Trust shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of, and to approve the form of, such documents (including, without limitation the U.S. Memorandum) and to have reviewed any documents incorporated by reference therein.

(d) During the period from the date hereof until completion of the distribution of the Offered Securities, the Trust shall allow the Underwriters to conduct all due diligence which they may reasonably require in order to fulfil their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificates required to be executed by them in the Prospectuses or in any Supplementary Material.

(e) The Trust shall take or cause to be taken all such other steps and proceedings, including fulfilling all legal, regulatory and other requirements, as required under Applicable Securities Laws to qualify the Offered Securities for distribution to the public in the Qualifying Provinces, to qualify the distribution to the Underwriters of the Underwriters' Option in the Qualifying Provinces, to ensure that Trust Units issuable pursuant to the Offered Receipts are freely tradeable in the Qualifying Provinces, save and except for a trade that is a control distribution, and to qualify the Offered Securities for sale in transactions exempt from registration under the United States *Securities Act of 1933* (the "**U.S. Act**") and on a "private placement" basis in the United States to Qualified Institutional Buyers in reliance on Rule 144A under the U.S. Act and for sale internationally as permitted by applicable laws.

4. **Delivery of Prospectus and Related Documents**

The Trust shall deliver or cause to be delivered without charge to the Underwriters and the Underwriters' counsel the documents set out below at the respective times indicated:

(a) prior to or contemporaneously, as nearly as practicable, with the filing with the Securities Commissions of each of the Preliminary Prospectus and the Prospectus:

(i) copies of the Preliminary Prospectus and the Prospectus, each in the English and French languages, signed as required by the Applicable Securities Laws;

(ii) copies of the U.S. Memorandum if required by the Underwriters; and

(iii) copies of any documents incorporated by reference therein which have not previously been delivered to the Underwriters;

as soon as they are available and in any event, not later than one Business Day following the filing with the Securities Commissions of the Preliminary Prospectus or the Prospectus;

(b) as soon as they are available, copies of any Supplementary Material, in the English and French languages, as required, signed as required by the Applicable Securities Laws and including, in each case, copies of any documents incorporated by reference therein which have not been previously delivered to the Underwriters;

(c) prior to the filing of the Prospectus with the Securities Commissions, a "comfort letter" from each of the Trust's auditors, the Initial Properties' auditors, the Additional Properties' auditors, the Carlyle Properties' auditors, Storm's auditors and the New Properties' auditors, dated the date of the Prospectus, addressed to the Underwriters and reasonably satisfactory in form and substance to the Underwriters and the Underwriters' counsel, to the effect that they have carried out certain procedures performed for the purposes of comparing certain specified financial information and percentages appearing in the Prospectus and the documents incorporated therein by reference with indicated amounts in the financial statements or accounting records of the Trust, Harvest, the Initial Properties, the Additional Properties, the Carlyle Properties, Storm and the New Properties, as applicable, and have found such information and percentages to be in agreement, which comfort letter shall be based on the Trust's auditors, the Initial Properties' auditors, the Additional Properties' auditors, the Carlyle Properties' auditors, Storm's auditors and the New Properties' auditors review having a cut-off date of not more than two Business Days prior to the date of the Prospectus;

(d) at the respective times of delivery to the Underwriters of the Preliminary Prospectus and the Prospectus, the Trust shall deliver to the Underwriters:

(i) an opinion of local counsel in Québec, addressed to the Underwriters and the Underwriters' counsel and dated at the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that, except for information in the Prospectus translated by the Trust's auditors, the Initial Properties' auditors, the Additional Properties' auditors, the Carlyle Properties' auditors,

Storm's auditors and the New Properties' auditors, the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the English language versions thereof and is not susceptible to any materially different interpretation with respect to any material matter contained therein; and

(ii) an opinion from each of the Trust's auditors, the Initial Properties' auditors, the Additional Properties' auditors, the Carlyle Properties' auditors, Storm's auditors and the New Properties' auditors, addressed to the Underwriters and the Underwriters' counsel and dated the date of the filing of the Preliminary Prospectus and the Prospectus, respectively, in form acceptable to the Underwriters and the Underwriters' counsel, acting reasonably, to the effect that the information excepted from the opinion of counsel referred to in subparagraph 4(d)(i) in the French language version of such document (including information incorporated by reference therein) is in all material respects a complete and proper translation of the information contained in the English language versions thereof.

Opinions and comfort letters similar to the foregoing shall be provided to the Underwriters with respect to any Supplemental Material and any other relevant document at the time the same is presented to the Underwriters for their signature or, if the Underwriters' signature is not required, at the time the same is filed. All such letters shall be in form and substance acceptable to the Underwriters and the Underwriters' counsel, acting reasonably.

Such deliveries shall also constitute the Trust's consent to the use by the Underwriters and other members of the Selling Dealer Group of the Documents, the Prospectuses, the U.S. Memorandum and any Supplementary Material in connection with the offering and sale of the Offered Securities.

5. **Commercial Copies**

(a) The Trust shall, as soon as possible but in any event not later than noon (local time at the place of delivery) on the Business Day following the date of the filing of the Preliminary Prospectus or the Prospectus, as the case may be, with the Securities Commissions and no later than noon (local time) on the first Business Day after the execution of any Supplementary Material in connection with the Prospectuses cause to be delivered to the Underwriters, without charge, commercial copies of the Preliminary Prospectus, the Prospectus or such Supplementary Material (in both English and French languages as required by applicable law) in such numbers and in such cities as the Underwriters may reasonably request by oral or written instructions to the Trust or the printer thereof given no later than the time when the Trust authorizes the printing of the commercial copies of such documents.

(b) The Trust shall cause to be provided to the Underwriters such number of copies of any documents incorporated by reference in the Preliminary Prospectus, the Prospectus or any Supplemental Materials as the Underwriters may reasonably request.

6. **Material Change**

(a) During the period of distribution of the Offered Securities, the Trust and Harvest will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in or affecting the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Harvest or their respective subsidiaries, taken as a whole, or affecting the ability of Harvest to manage the Trust or HST;

(ii) any change in any material fact contained or referred to in the Preliminary Prospectus, the Prospectus or any Supplementary Material; and

(iii) the occurrence of a material fact or event which, in any such case, is, or may be, of such a nature as to:

(A) render the Preliminary Prospectus, the Prospectus or any Supplementary Material untrue, false or misleading in any material respect;

(B) result in a misrepresentation in the Preliminary Prospectus, the Prospectus or any Supplementary Material; or

(C) result in the Preliminary Prospectus, the Prospectus or any Supplementary Material not complying in any material respect with the Applicable Securities Laws,

provided that if the Trust or Harvest is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Trust and Harvest shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period of distribution of the Offered Securities, the Trust and Harvest will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission for any amendment to the Preliminary Prospectus, the Prospectus or any other part of the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or similar regulatory authority, the Exchange or any other competent authority of any order to cease or suspend trading of any securities of the Trust or Harvest or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Trust or Harvest of any communication from any Securities Commission or similar regulatory authority, the Exchange or any other competent authority relating to the Preliminary Prospectus, the Prospectus, any other part of the Public Record or the distribution of the Offered Securities or the Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable on the conversion or redemption of the Offered Debentures.

(c) The Trust and Harvest will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with Applicable Securities Laws with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 6(a) or 6(b) above and the Trust and Harvest will prepare and file promptly at the Underwriters' request any amendment to the Prospectus or Supplementary Material as may be required under Applicable Securities Laws; provided that the Trust and Harvest shall have allowed the Underwriters and the Underwriters' counsel to participate fully in the preparation of any Supplementary Material, to have reviewed any other documents incorporated by reference therein and conduct all due diligence investigations which the Underwriters may reasonably require in order to fulfill their obligations as underwriters and in order to enable the Underwriters responsibly to execute the certificate required to be executed by them in, or in connection with, any Supplementary Material, such approval not to be unreasonably withheld and to be provided in a timely manner. The Trust shall further promptly deliver to each of the Underwriters and the Underwriters' counsel a copy of each Supplementary Material in the English and French languages as filed with the Securities Commissions, and of opinions and letters with respect to each such Supplementary Material substantially similar to those referred to in paragraph 4 above.

(d) During the period of distribution of the Offered Securities, the Trust will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any financial statement of the Trust or Harvest;

(ii) any proposed document, including without limitation any amendment to the AIF, new annual information form, material change report, interim report, or information circular, which may be incorporated, or deemed to be incorporated, by reference in the Prospectus; and

(iii) any press release of the Trust.

7. **Representations and Warranties of the Trust and Harvest**

(a) Each delivery of the Preliminary Prospectus, the Prospectus and any Supplementary Material pursuant to paragraph 4 above shall constitute a joint and several representation and warranty to the Underwriters by each of the Trust and Harvest (and each of the Trust and Harvest hereby acknowledges that each of the Underwriters is relying on such representations and warranties in entering into this agreement) that:

(i) all of the information and statements (except information and statements furnished by and relating solely to the Underwriters) contained in the Preliminary Prospectus, the Prospectus or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be:

(A) are at the respective dates of such documents, true and correct in all material respects;

(B) contain no misrepresentation; and

(C) constitute full, true and plain disclosure of all material facts relating to the Trust, Harvest and the Offered Securities;

(ii) the Preliminary Prospectus, the Prospectus, or any Supplementary Material, as applicable, including, without limitation, the documents incorporated by reference, as the case may be, complies in all material respects with the Applicable Securities Laws, including without limitation NI 44-101 and the simplified prospectus rules of the *Securities Act* (Québec); and

(iii) except as is disclosed in the Public Record, there has been no intervening material change (actual, proposed or prospective, whether financial or otherwise), from the date of the Preliminary Prospectus, the Prospectus and any Supplementary Material to the time of delivery thereof, in the business, operations, revenues, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations, or ownership of the Trust, Harvest or their subsidiaries, taken as a whole.

(b) In addition to the representations and warranties contained in clause 7(a) hereof, each of the Trust and Harvest jointly and severally represents and warrants to the Underwriters, and acknowledges that each of the Underwriters is relying upon such representations and warranties in entering into this agreement that:

(i) the Trust has been properly created and organized and is a valid and subsisting trust under the laws of the Province of Alberta, having Valiant Trust Company as its duly appointed trustee, and has all requisite trust authority and power to carry on its business as described

in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party and to own and administer its properties and assets including, without limitation, the Trust Assets;

(ii) each of the Operating Subsidiaries has been duly incorporated or otherwise created, as applicable, and organized and is valid and subsisting in good standing under the laws of its jurisdiction of incorporation or creation, as applicable, and has all requisite corporate or trust authority, as applicable, and power to carry on its business as described in the Prospectuses and to own, lease and operate its properties and assets as described in the Prospectuses including, without limitation, to perform its obligations under the Material Agreements to which it is a party;

(iii) each of the Operating Subsidiaries is qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business and the Trust is qualified to carry on its activities including, without limitation, owning the Trust Assets in each jurisdiction where it carries on such activities;

(iv) except as described in the Prospectuses, neither the Trust nor Harvest has any subsidiaries (as defined in the ABCA) and neither the Trust nor Harvest is "affiliated" with or a "holding corporation" of any body corporate (within the meaning of those terms in the ABCA);

(v) the Trust is a "unit trust" and a "mutual fund trust" under the Tax Act and the Trust shall at all times conduct its affairs so as to continue to enable the Trust to qualify as a "unit trust" and a "mutual fund trust", including by limiting its activities to investing the property of the Trust in the Trust Assets and other property in which a "mutual fund trust" is permitted by the Tax Act to invest, and will not carry on any other business;

(vi) to the knowledge of the Trust and Harvest, after reasonable inquiry, non-residents of Canada (as that term is used in the Tax Act) do not beneficially own more than 15% of the issued and outstanding Trust Units;

(vii) all of the issued and outstanding shares and trust units in the capital of Harvest, HST, Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2, as applicable, are fully paid and non-assessable and, other than the Harvest Exchangeable Shares and other than the issued and outstanding trust units of Harvest Breeze Trust No. 1, which are legally and beneficially owned by HST, legally and beneficially owned by the Trust free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever (other

than as provided in the credit facilities of the Trust or Harvest) and no person holds any securities convertible into or exchangeable for issued or unissued shares or trust units, as applicable, of Harvest, HST, Harvest Breeze Trust No. 1 or Harvest Breeze Trust No. 2 or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement warrant, option or right for the acquisition of any unissued or issued securities of Harvest, HST, Harvest Breeze Trust No. 1 or Harvest Breeze Trust No. 2;

(viii) the Trust has full power and authority to issue the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable on the conversion or redemption of the Offered Debentures and to grant the Underwriters' Option and, at the Closing Date (a) the Offered Receipts, the Offered Debentures and the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion or redemption of the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance in accordance with the Subscription Receipt Agreement, the Debenture Trust Indenture and the Trust Indenture, as applicable, and, upon receipt of the purchase price therefor, the Offered Receipts and the Offered Debentures will be duly and validly issued as fully paid and non-assessable, and (b) the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable on the conversion or redemption of the Offered Debentures will be duly and validly authorized, allotted and reserved for issuance, and upon the issuance of such Trust Units in accordance with the terms of the Subscription Receipt Agreement, the Debenture Trust Indenture and the Trust Indenture, as applicable, such Trust Units will be duly and validly issued as fully paid and non-assessable;

(ix) none of the Trust, Harvest or HST is in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this agreement, the Subscription Receipt Agreement or the Debenture Trust Indenture by the Trust and Harvest or any of the transactions contemplated hereby or thereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, (i) the Trust Indenture, (ii) any term or provision of the articles, by-laws or constating documents of the Trust, Harvest or HST, as applicable, (iii) any resolutions of the unitholders or the directors (or any committee thereof) or shareholders of the Trust, Harvest or HST, as applicable, (iv) any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document including, without limitation, any Material Agreement to which the Trust, Harvest or HST is a party or by which any of the Trust, Harvest or HST is bound,

or (v) any judgment decree, order, statute, rule or regulation applicable to the Trust, Harvest or HST, which default or breach might reasonably be expected to materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), ownership or condition (financial or otherwise) or results of operations of the Trust, Harvest or HST or their subsidiaries (taken as a whole);

(x) each of the Trust and Harvest has full trust or corporate power and authority to enter into this agreement, the Subscription Receipt Agreement and the Debenture Trust Indenture, as the case may be, and to perform its obligations set out herein and therein and this agreement has been and, at the Closing Time, the Subscription Receipt Agreement and the Debenture Trust Indenture will be duly authorized, executed and delivered by the Trust and Harvest, as the case may be, and this agreement is and, at the Closing Time, the Subscription Receipt Agreement and the Debenture Trust Indenture will be a legal, valid and binding obligation of the Trust and Harvest, as the case may be, enforceable against the Trust and Harvest, as the case may be, in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 12(a)(vii);

(xi) there has not been any material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust, Harvest or HST from the position set forth in the Trust Financial Statements except as contemplated by the Prospectuses and there has not been any adverse material change in the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Harvest and their subsidiaries (taken as a whole) since March 31, 2004 except as disclosed in the Prospectuses; and since that date there have been no material facts, transactions, events or occurrences which could materially adversely affect the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Harvest and their subsidiaries (on a consolidated basis) which have not been disclosed in the Prospectuses;

(xii) the Initial Properties Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and expenses attributable to the Initial Properties and the other information purported to be shown therein of the Initial Properties as at the dates thereof and for the periods then ended and reflect all revenues, royalties and operating expenses in respect of the Initial Properties as at the dates thereof

required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiii) the Additional Properties Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and expenses attributable to the Additional Properties and the other information purported to be shown therein of the Additional Properties as at the dates thereof and for the periods then ended and reflect all revenues, royalties and operating expenses in respect of the Additional Properties as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xiv) the Carlyle Properties Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and expenses attributable to the Carlyle Properties and the other information purported to be shown therein of the Carlyle Properties as at the dates thereof and for the periods then ended and reflect all revenues, royalties and operating expenses in respect of the Carlyle Properties as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xv) the AIF Pro Forma Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in the AIF Pro Forma Financial Statements are suitably supported and consistent with the financial results of the Trust, and the Carlyle Properties and such statements provide a reasonable basis for the compilation of the AIF Pro Forma Financial Statements and the AIF Pro Forma Financial Statements accurately reflect such assumptions;

(xvi) to the knowledge of the Trust and Harvest, after due inquiry, the Storm Financial Statements fairly present, in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of Storm as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Storm as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xvii) to the knowledge of the Trust and Harvest, the New Properties Financial Statements fairly present in all material respects, in accordance with generally accepted accounting principles in Canada, consistently applied, the revenues and expenses attributable to the New Properties and the other information purported to be shown therein of the New Properties as at the dates thereof and for the periods then ended and reflect all revenues, royalties and operating expenses in respect of the New Properties as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xviii) the Trust Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of operations, cash flows and the other information purported to be shown therein of the Trust, Harvest and HST as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Trust, Harvest and HST as at the dates thereof required to be disclosed by generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(xix) the pro forma financial statements, including the notes thereto, of the Trust contained in the Prospectuses have been prepared in accordance with Canadian generally accepted accounting principles, consistently applied, have been prepared and presented in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in such pro forma financial statements are suitably supported and consistent with the financial results of the Trust, the Carlyle Properties, Storm and the New Properties and such statements provide a reasonable basis for the compilation of the pro forma financial statements and such pro forma financial statements accurately reflect such assumptions;

(xx) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Trust or Harvest in connection with the sale and delivery of the Offered Securities or the Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable upon the conversion or redemption of the Offered Debentures hereunder, except such as may be required by the Exchange or under the Applicable Securities Laws;

(xxi) there are no actions, suits, proceedings or inquiries pending or (as far as the Trust or Harvest are aware) threatened against or affecting the Trust, Harvest or their subsidiaries at law or in equity or before or by any federal provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any

way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Harvest or HST or their subsidiaries (taken as a whole) or which affects or may affect the distribution of the Offered Securities, the Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable on the conversion or redemption of the Offered Debentures;

(xxii) each of the Trust and the Operating Subsidiaries has conducted and is conducting its business in all material respects in compliance with all applicable laws, rules and regulations of each jurisdiction in which it carries on business and holds all material licences, registrations and qualifications in all jurisdictions in which it carries on business necessary to carry on its business as now conducted and as contemplated to be conducted in the Prospectuses, including, without limitation, performing its obligations under the Material Agreements to which it is a party, except where such non-compliance or lack of license, registration or qualification, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust, Harvest or HST (on a consolidated basis);

(xxiii) each of the Material Agreements is properly described as to parties, dates, terms, conditions and amendments thereto, each of such agreements is a legal, valid and binding obligation of the Trust and the Operating Subsidiaries, as the case may be, enforceable against such parties in accordance with its terms subject to the general qualifications set forth in the opinion of the Trust's counsel to be delivered pursuant to paragraph 12(a)(vii) and each of the Trust and the Operating Subsidiaries, as applicable, are in compliance with the terms of such Material Agreements except where such non-compliance, in aggregate, would not have a material adverse affect on the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or the results of the operations of the Trust, Harvest or HST (on a consolidated basis) and neither the Trust or Harvest is aware of any default or breach of a material nature under any such Material Agreements by any other party thereto;

(xxiv) the information and statements set forth in the Public Record to the extent incorporated by reference in the Prospectuses were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statements;

(xxv) the authorized capital of the Trust consists of an unlimited number of Trust Units of which 20,312,489 Trust Units were issued and outstanding, as at July 16, 2004;

(xxvi) no person holds any securities convertible into or exchangeable for Trust Units or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the acquisition of any unissued Trust Units or other securities of the Trust except for (a) 1,370,500 Trust Units issuable on exercise of rights granted to directors, officers and employees of Harvest pursuant to the Trust's Unit Incentive Plan, (b) Trust Units issuable from time to time pursuant to the Trust's DRIP Plan, (c) any Trust Units that may be issued from time to time pursuant to the Equity Bridge Notes, (d) Trust Units issuable in accordance with the terms of 600,587 Harvest Exchangeable Shares which as at July 16, 2004 were outstanding, (e) Trust Units issuable on the conversion on redemption of the $57,795,000 principal amount of 9% Debentures which as at July 16, 2004 were outstanding, and (f) Trust Units issuable from time to time pursuant to the Trust's Unit Award Incentive Plan;

(xxvii) no Securities Commission, the Exchange or similar regulatory authority has issued any order preventing or suspending trading in any securities of the Trust and no proceedings, investigations or inquiries for such purpose are pending or contemplated or (as far as the Trust or Harvest are aware) threatened;

(xxviii) Valiant Trust Company at its principal office in the cities of Calgary, Alberta and Toronto, Ontario is the duly appointed registrar and transfer agent of the Trust with respect to the Trust Units;

(xxix) Valiant Trust Company will on the Closing Date be the duly appointed transfer agent of the Subscription Receipts, escrow agent under the Subscription Receipt Agreement, trustee under the Debenture Trust Indenture, and, at its principal office in the cities of Calgary and Toronto will on the Closing Date be the duly appointed registrar and transfer agent of the Trust with respect to the Offered Debentures;

(xxx) the record or minute books of the Trust and the Operating Subsidiaries are true and correct and at the Closing Date will contain the minutes of all meetings (either executed or in draft form) and all resolutions of the trustees and of the directors, shareholders and unitholders of the Trust and the Operating Subsidiaries;

(xxxi) other than as provided for in this agreement, neither the Trust nor any of the Operating Subsidiaries has incurred any obligation or liability (absolute, accrued, contingent or otherwise) for brokerage fees,

finder's fees, agent's commission or other similar forms of compensation with respect to the offering contemplated herein;

(xxxii) the issued and outstanding Trust Units are listed and posted for trading on the Exchange and the Offered Receipts, the Offered Debentures and the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable on the conversion or redemption of the Offered Debentures will be listed and posted for trading on the Exchange upon the Trust complying with the usual conditions imposed by the Exchange with respect thereto;

(xxxiii) the Trust is a "reporting issuer" in the provinces of British Columbia, Alberta, Saskatchewan, Ontario, Québec, Newfoundland and Labrador and Nova Scotia within the meaning of the Applicable Securities Laws in such provinces and has equivalent status in the provinces of Manitoba, Prince Edward Island and New Brunswick and is not in default of any requirement of the Applicable Securities Laws;

(xxxiv) the definitive form of certificates for the Trust Units are, and the definitive form of certificates for the Offered Receipts and the Offered Debentures will on the Closing Date be, in due and proper form under the laws governing the Trust and in compliance with the requirements of the Exchange;

(xxxv) the Trust and Harvest have made available to McDaniel, prior to the issuance of the McDaniel Report, for the purpose of preparing the McDaniel Report, all information requested by McDaniel, which information did not contain any material misrepresentation at the time such information was provided. Except with respect to changes in the prices of oil and gas, neither the Trust nor Harvest has any knowledge of a material adverse change in any production, operating expenses, reserves or other relevant information provided to McDaniel (taken as a whole) since the date that such information was so provided. Each of the Trust and Harvest believes that the McDaniel Report reasonably presents the quantity and pre-tax present worth values of the oil and gas reserves attributable to the crude oil, natural gas liquids and natural gas properties evaluated in such report as at December 31, 2003 based upon information available at the time such reserves information was prepared, and the Trust and Harvest believe that at the date of such reports they did not (and as of the date hereof, except as may be attributable to production since the date of such reports does not) overstate the aggregate quantity or pre-tax present worth values of such reserves or the estimated monthly production volumes therefrom;

(xxxvi) neither the Trust nor Harvest has any knowledge of a material adverse change in any reserves information contained in either the McDaniel Report – Storm Properties or the Paddock Report – Storm Properties,

respectively, and the Trust and Harvest believe that the Prospectuses reasonably present the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the Storm Properties as at, in each case, December 31, 2003 (or as of the date hereof, except as may be attributable to production since the respective date of each such report) based upon information available at the time such information was prepared;

(xxxvii) neither the Trust nor Harvest is aware of any defects, failures or impairments in the title of Harvest or any of the Operating Subsidiaries to the crude oil, natural gas liquids and natural gas properties disclosed in the Prospectuses, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party, which in aggregate could have a material adverse effect on: (a) the quantity and pre-tax present worth values of crude oil, natural gas liquids and natural gas reserves of Harvest or the Operating Subsidiaries as disclosed in the Prospectuses; (b) the current production volumes of the Operating Subsidiaries; or (c) the current cash flow of the Operating Subsidiaries;

(xxxviii) to the knowledge of the Trust and Harvest, the Trust has good and marketable title to the Trust Assets, free and clear of all liens, charges, encumbrances and security interests of any nature or kind, except as described in the Prospectuses;

(xxxix) each of the Trust and the Operating Subsidiaries have been and are in material compliance with all applicable federal, state, municipal and local laws, statutes, ordinances, by-laws and regulations and orders, directives and decisions rendered by any ministry, department or administrative or regulatory agency, domestic or foreign, ("**Environmental Laws**") relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance;

(xl) each of the Trust and the Operating Subsidiaries have obtained all material licences, permits, approvals, consents, certificates, registrations and other authorizations under Environmental Laws (the "**Environmental Permits**") necessary for the operation of their projects as currently operated and each Environmental Permit is valid, subsisting and in good standing and the holders of the Environmental Permits are not in default or breach thereof and no proceeding is pending or threatened to revoke or limit any Environmental Permit, except in each case where the result would not have a material adverse effect on either the Trust or the Operating Subsidiaries;

(xli) neither the Trust nor any Operating Subsidiary (including, if applicable, any predecessor companies thereof) have received any notice of, or been prosecuted for an offence alleging, material non-compliance with any Environmental Laws, and neither the Trust nor any Operating Subsidiary (including, if applicable, any predecessor companies) have settled any allegation of material non-compliance short of prosecution. There are no order or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Trust or any Operating Subsidiary, nor has either the Trust or any Operating Subsidiary received notice of any of the same and which orders directions or notices remain outstanding as unresolved;

(xlii) Harvest has the necessary power and authority to execute and deliver the Prospectuses on behalf of the Trust and all requisite action has been taken by Harvest to authorize the execution and delivery by it of the Prospectuses on behalf of the Trust;

(xliii) the Trust is not an "investment company" within the meaning of that term under the United States *Investment Company Act* of 1940 and the Trust has complied and will comply with the representations, warranties and covenants of the Trust set forth in Schedule "A" hereto;

(xliv) the attributes and characteristics of the Offered Receipts, the Offered Debentures and the Trust Units conform in all material respects to the attributes and characteristics thereof described in the Prospectuses; and

(xlv) with such exceptions as are not material to the Trust, Harvest and HST (taken as a whole), each of the Trust, Harvest and HST has duly and on a timely basis filed all tax returns required to be filed by it, has paid all taxes due and payable by it and has paid all assessments and reassessments and all other taxes, governmental charges, penalties, interest and other fines due and payable by it and which were claimed by any governmental authority to be due and owing and adequate provision has been made for taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any tax, governmental charge or deficiency by the Trust, Harvest or HST and to the best of the knowledge, information and belief of the Trust and Harvest there are no actions, suits, proceedings, investigations or claims threatened or pending against the Trust, Harvest or HST in respect of taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to taxes, governmental charges or assessments asserted by any such authority;

(xlvi) the representations and warranties of Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 in the Acquisition Agreement, true copies of which have been provided to the Underwriters, are true and correct as of the date hereof, except as such would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise), condition (financial or otherwise) or results of operations of the Trust, Harvest or HST;

(xlvii) neither the Trust nor Harvest has any reason to believe that the representations and warranties of each of the Vendors in the Acquisition Agreement are not true and correct as of the date hereof or that either of the Vendors, as the case may be, is in breach of any covenants of such Vendor, as the case may be, in the Acquisition Agreement, as applicable, except, in either case, such as would not have a material adverse effect on the business, operations, capital, properties, assets, liabilities (absolute, accrued, contingent or otherwise) or results of operations of the New Properties, the Trust or Harvest;

(xlviii) to the knowledge of the Trust and Harvest, no event has occurred or condition exists which will prevent the Acquisition from being completed prior to 5:00 p.m. (Calgary time) on September 1, 2004;

(xlix) neither the Trust nor Harvest has any knowledge of a material adverse change in any reserves information contained in either the GLJ Report - New Properties or the McDaniel Report - New Properties, respectively, and the Trust and Harvest believe that the Prospectuses reasonably present the quantity and pre-tax present worth values of the crude oil, natural gas liquids and natural gas reserves attributable to the New Properties as at, in each case, July 1, 2004 (or as of the date hereof, except as may be attributable to production since the respective date of each such report) based upon information available at the time such information was prepared;

(l) neither the Trust nor Harvest is aware of any defects, failures or impairments in the title of either of the Vendors or any of their respective subsidiaries to the New Properties, whether or not an action, suit, proceeding or inquiry is pending or threatened or whether or not discovered by any third party which in aggregate could have a material adverse effect on: (A) the quantity and pre-tax present worth values of the New Properties; (B) the current production volumes of the New Properties; or (C) the current cash flow of the New Properties;

(li) the Trust shall pay on the Trust Units issued upon exercise of the Firm Receipts and the Underwriters' Option Receipts, if applicable, the Special Interest; and

(iii) to the knowledge of the Trust and Harvest, except as affected by the transactions contemplated by the Arrangement Agreement, the representations and warranties of Storm contained in Article 6 of the Arrangement Agreement were true and correct in all material respects immediately prior to the issuance of the filing of the Articles of Arrangement in respect of the Arrangement with the same force and effect as though made at and as such time.

8. **Indemnity**

(a) Each of the Trust and Harvest, jointly and severally, shall indemnify and save each of the Underwriters, and each of the Underwriters' agents, directors, officers, shareholders and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers, shareholders or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any information or statement contained in the Preliminary Prospectus, the Prospectus, any Supplementary Material or in any other document or material filed or delivered pursuant hereto (other than any information or statement relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact (other than any information or fact relating solely to the Underwriters) the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(ii) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or Prospectus) contained in the Preliminary Prospectus, the Prospectus, any Supplementary Materials or in any other document or any other part of the Public Record filed by or on behalf of the Trust;

(iii) any prohibition or restriction of trading in the securities of the Trust or any prohibition or restriction affecting the distribution of the Offered Securities or Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable upon conversion or redemption of the Offered Debentures or on the Underwriters' Option imposed by any competent

authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 8(a)(ii);

(iv) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or Selling Dealer Group members, if any) prohibiting, restricting, relating to or materially affecting the trading or distribution of the Offered Securities or on the Underwriters' Option or the Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable upon the conversion or redemption of the Offered Debentures; or

(v) any breach of, default under or non-compliance by the Trust or Harvest with any requirements of the Applicable Securities Laws, the by-laws, rules or regulations of the Exchange or any representation, warranty, term or condition of this agreement or in any certificate or other document delivered by or on behalf of the Trust or Harvest hereunder or pursuant hereto;

provided, however, no party who has engaged in any fraud, wilful misconduct, fraudulent misrepresentation or negligence shall be entitled, to the extent that the liabilities, claims, losses, costs, damages or expenses were caused by such activity, to claim indemnification from any person who has not engaged in such fraud, wilful misconduct, fraudulent misrepresentation or negligence (provided that for greater certainty, the foregoing shall not disentitle an Underwriter from claiming indemnification hereunder to the extent that the negligence, if any, relates to the Underwriter's failure to conduct adequate "due diligence").

(b) If any claim contemplated by paragraph 8(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraphs, such person or corporation (the "**Indemnified Person**") shall notify the Trust and Harvest (collectively the "**Indemnifying Parties**") (provided that failure to so notify the Indemnifying Parties of the nature of such claim in a timely fashion shall relieve the Indemnifying Parties of liability hereunder only if and to the extent that such failure materially prejudices the Indemnifying Parties' ability to defend such claim) as soon as possible of the nature of such claim and the Indemnifying Parties shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Indemnifying Parties and acceptable to the Indemnified Person acting reasonably and that no settlement may be made by the Indemnifying Parties or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 8(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defense available to the Indemnified Person which is different from or additional to a defense available to an Indemnifying Party and that representation of the Indemnified Person and any one or more of the Indemnifying Parties by the same counsel would be inappropriate due to the actual or potential differing interests between them (in which case the Indemnifying Parties shall not have the right to assume the defense of such proceedings on the Indemnified Person's behalf);

(ii) the Indemnifying Parties shall not have taken the defense of such proceedings and employed counsel within ten (10) days after notice has been given to the Indemnifying Parties of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Indemnifying Parties in connection with the defense of such proceedings;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Indemnifying Parties, provided that the Indemnifying Parties shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) Each of the Indemnifying Parties hereby waives its rights to recover contribution from the Underwriters with respect to any liability of the Indemnifying Party by reason of or arising out of any misrepresentation in the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Trust by the Underwriters expressly for inclusion in the Preliminary Prospectus or the Prospectus.

(d) If any legal proceedings shall be instituted against an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Securities or the Trust Units issuable pursuant to the Offered Receipts or if any regulatory authority or stock exchange shall carry out an investigation of an Indemnifying Party in respect of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record or the Offered Securities or the Trust Units issued pursuant to the Offered Receipts and, in either case, any Indemnified Person is required to testify, or respond to procedures designed to discover information, in connection with or by reason of the services performed

by the Underwriters hereunder, the Indemnified Persons may employ their own legal counsel and the Indemnifying Parties shall pay and reimburse the Indemnified Persons for the reasonable fees, charges and disbursements (on a full indemnity basis) of such legal counsel, the other expenses reasonably incurred by the Indemnified Persons in connection with such proceedings or investigation and a fee at the normal per diem rate for any director, officer or employee of the Underwriters involved in the preparation for or attendance at such proceedings or investigation.

(e) The rights and remedies of the Indemnified Persons set forth in paragraphs 8, 9 and 10 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Underwriter or other Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(f) The Indemnifying Parties hereby acknowledge that the Underwriters are acting as agents for the Underwriters' respective agents, directors, officers, shareholders and employees under this paragraph 8 and under paragraph 9 with respect to all such agents, directors, officers, shareholders and employees.

(g) The Indemnifying Parties waive any right they may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

(h) The rights of indemnity contained in this paragraph 8 shall not apply if the Indemnifying Parties have complied with the provisions of paragraphs 3 and 4 and the person asserting any claim contemplated by this paragraph 8 was not provided with a copy of the Prospectus or any amendment to the Prospectus or other document which corrects any misrepresentation or alleged misrepresentation which is the basis of such claim and which was required, under Applicable Securities Laws, to be delivered to such person by the Underwriters.

(i) If the Indemnifying Parties have assumed the defense of any suit brought to enforce a claim hereunder, the Indemnified Person shall provide the Indemnifying Parties copies of all documents and information in its possession pertaining to the claim, take all reasonable actions necessary to preserve its rights to object to or defend against the claim, consult and reasonably cooperate with the Indemnifying Parties in determining whether the claim and any legal proceeding resulting therefrom should be resisted, compromised or settled and reasonably cooperate and assist in any negotiations to compromise or settle, or in any defense of, a claim undertaken by the Indemnifying Parties.

9. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from one or more of the Indemnifying Parties on grounds of policy or otherwise, the Indemnifying Parties and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs (including, without limitation, legal fees and disbursements on a full indemnity basis), damages and expenses to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Indemnifying Parties on the one hand, and by the Underwriters on the other hand, from the offering of the Offered Securities; or

(b) if the allocation provided by paragraph 9(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 9(a) above but also to reflect the relative fault of the Underwriters on the one hand, and the Indemnifying Parties, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Indemnifying Parties, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Indemnifying Parties (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Preliminary Prospectus, the Prospectus, any Supplementary Material or any other part of the Public Record, the relative fault of the Indemnifying Parties, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 8 relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, one or more of the Indemnifying Parties or the Underwriters and the parties' relative intent knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 8.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit in connection with the distribution of the Offered Securities), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) whether or not resulting in any action, suit, proceeding or claim.

Each of the Indemnifying Parties and the Underwriters agree that it would not be just and equitable if contributions pursuant to this agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this paragraph 9 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters or other Indemnified Persons may have.

Any liability of the Underwriters under this paragraph 9 shall be limited to the amount actually received by the Underwriters under paragraph 2.

10. **Expenses**

(a) Whether or not the transactions contemplated herein shall be completed, subject to paragraph 10(b), all costs and expenses (including applicable goods and services tax) of or incidental to the transactions contemplated hereby including, without limitation, those relating to the distribution of the Offered Securities shall be borne by the Trust including, without limitation, all costs and expenses of or incidental to the preparation, filing, reproduction (including the commercial copies thereof) and translation of the Preliminary Prospectus, the Prospectus, any Supplementary Material and the delivery thereof to the Underwriters, the fees and expenses of the Trust's counsel, the fees and expenses of agent counsel retained by the Trust or the Trust's counsel, the fees and expenses of the Trust's transfer agent, auditors, engineers and other outside consultants, all stock exchange listing fees, the expenses related to audio-visual and teleconference presentations, including the costs associated with audio-visual personnel, hotel, food and travel expenses incurred in connection with marketing meetings, and reasonable hotel and travel expenses for the Underwriters incurred in connection with the marketing meetings, the reasonable fees and expenses of the Underwriters' counsel, the fees and expenses related to any newspaper advertisements, all reasonable out-of-pocket expenses incurred by the Underwriters, the cost of preparing record books for all of the parties to this agreement and their respective counsel and all other costs and expenses relating to this transaction.

(b) If the purchase and sale of the Offered Securities is not completed in accordance with the terms hereof by reason of a breach by or default of the Underwriters, the Underwriters shall be responsible for all fees, disbursements and expenses of the Underwriters set forth in paragraph 10(a).

11. **Termination**

(a) The Underwriters, or any of them, may, without liability, terminate their obligations hereunder, by written notice to the Trust in the event that after the date hereof and at or prior to the Closing Time:

(i) any order to cease or suspend trading in any securities of the Trust, Harvest or HST or prohibiting or restricting the distribution of any of the Offered Securities, the Trust Units issuable pursuant to the Offered

Receipts or the Trust Units issuable upon the conversion or redemption of the Offered Debentures or the Underwriters' Option, is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii) any inquiry, action, suit, investigation (whether formal or informal) or other proceeding in relation to the Trust, Harvest or HST or any of the directors or senior officers of Harvest is announced, commenced or threatened by any securities commission or similar regulatory authority, the Exchange or any other competent authority or there is a change in law, regulation or policy or the interpretation or administration thereof, if, in the reasonable opinion of the Underwriters or any one of them, the change, announcement, commencement or threatening thereof is expected to adversely affect the trading or distribution of the Offered Securities, the Underwriters' Option, the Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable upon the conversion or redemption of the Offered Debentures or any other securities of the Trust or would be expected to have a material adverse effect on the market price or value of the Trust Units or other securities of the Trust;

(iii) there shall have occurred any adverse change, as determined by the Underwriters or any one of them in their sole discretion, acting reasonably, in the senior management of Harvest, or in the business, operations, capital or condition (financial or otherwise), business or business prospects of the Trust, Harvest or HST or the respective properties, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Trust, Harvest or HST which in the Underwriters' opinion, could reasonably be expected to have a material adverse effect on the market price or value of the Offered Receipts, Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable upon the conversion or redemption of the Offered Debentures or any other securities of the Trust or the investment quality or marketability of the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts or the Trust Units issuable upon the conversion or redemption of the Offered Debentures;

(iv) there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or occurrence of national or international consequence, or any law, action, regulation or other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters or any one of them, acting reasonably, materially adversely affects or involves, or will materially adversely affect or

involve, the financial markets generally or the business, operations or affairs of the Trust, Harvest or HST on a consolidated basis;

(v) the Underwriters shall become aware of any adverse material change with respect to the Trust or any of the Operating Subsidiaries (taken as a whole) which had not been publicly disclosed or disclosed in writing to the Underwriters at or prior to the date hereof;

(vi) the Trust or Harvest shall be in breach or default under or non-compliance with any representation, warranty, term or condition of this agreement in any material respect; or

(vii) there is announced any change or proposed change in the income tax laws of Canada or the interpretation or administration thereof and such change, which in the sole opinion of the Underwriters, or any one of them, acting reasonably, could be expected to have a material adverse effect on the market price or value of the Offered Receipts, the Offered Debentures or the Trust Units.

(b) The Underwriters, or any of them, may exercise any or all of the rights provided for in paragraph 11(a) or paragraph 12 or 16 notwithstanding any material change, change, event or state of facts and (except where the Underwriter purporting to exercise any of such rights is in breach of its obligations under this agreement) notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Offered Securities for sale and any act taken by the Underwriters in connection with any amendment to the Prospectus (including the execution of any amendment or any other Supplementary Material) and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of their rights under or pursuant to paragraph 11(a) or paragraph 12 or 16 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance;

(c) Any termination pursuant to the terms of this agreement shall be effected by notice in writing delivered to the Trust provided that no termination shall discharge or otherwise affect any obligation of the Trust or Harvest under paragraph 8, 9, 10 or 16. The rights of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have; and

(d) If an Underwriter elects to terminate its obligation to purchase the Offered Securities as aforesaid, whether the reason for such termination is within or beyond the control of the Trust or Harvest the liability of the Trust and Harvest hereunder shall be limited to the indemnity referred to in paragraph 8, the contribution rights referred to in paragraph 9 and the payment of expenses referred to in paragraph 10.

12. **Closing Documents**

The obligations of the Underwriters hereunder, as to the Offered Securities to be purchased at the Closing Time, shall be conditional upon all representations and warranties and other statements of the Trust and Harvest herein being, at and as of the Closing Time, true and correct in all material respects, the Trust and Harvest having performed in all material respects, at the Closing Time, all of their obligations hereunder theretofore to be performed and the Underwriters receiving at the Closing Time:

(a) favourable legal opinions of the Trust's counsel and the Underwriters' counsel addressed to the Underwriters, in form and substance reasonably satisfactory to the Underwriters, with respect to such matters as the Underwriters may reasonably request relating to the offering of the Offered Securities, the Underwriters' Option, the Trust, Harvest and HST and the transactions contemplated hereby, including, without limitation, that:

(i) the Trust is valid and existing as a trust under the laws of the Province of Alberta and having the Trustee as its trustee;

(ii) each of HST, Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 is valid and existing as a trust under the laws of the Province of Alberta and having Harvest as its trustee;

(iii) the Trust has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

(iv) each of HST, Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 has the capacity and power to own and lease its properties and assets and to conduct its business as described in the Prospectuses;

(v) Harvest has been duly incorporated, is validly subsisting and has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets and is qualified to carry on business under the laws of the jurisdictions where it carries on a material portion of its business;

(vi) the Trust is the registered and beneficial holder of all issued and outstanding shares of Harvest (other than the Harvest Exchangeable Shares) and trust units of each of HST and Harvest Breeze Trust No. 2, and HST is the registered and beneficial owner of all issued and outstanding trust units of Harvest Breeze Trust No. 1, in each case all of which have been duly authorized and validly issued as fully paid and non-assessable;

(vii) each of the Trust, Harvest (on its own behalf and on behalf of the Trust and HST) and the Operating Subsidiaries has all necessary trust or corporate power and authority to enter into this agreement, the Subscription Receipt Agreement, the Debenture Trust Indenture and

the Material Agreements to which it is a party and to perform its obligations set out herein and therein, as applicable, and each of this agreement, the Subscription Receipt Agreement, the Debenture Trust Indenture and the Material Agreements have been duly authorized, executed and delivered, as applicable, by the Trust, Harvest (on its own behalf and on behalf of the Trust and HST) and the Operating Subsidiaries, respectively, as is a party thereto, and constitutes a legal, valid and binding obligation of each of the Trust, Harvest and the Operating Subsidiaries enforceable against the Trust, Harvest and the Operating Subsidiaries, as applicable, in accordance with their terms except that the validity, binding effect and enforceability of the terms of agreements and documents are subject to the qualification that such validity, binding effect and enforceability may be limited by:

(A) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(B) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

(C) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

(D) the applicable laws regarding limitations of actions;

(E) enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such documents would be determined only in the discretion of the court;

(F) enforceability of the provisions exculpating a party from liability or duty otherwise owed by it may be limited under applicable law; and

(G) that rights to indemnity, contribution and waiver under the documents may be limited or unavailable under applicable law;

(viii) the execution and delivery of this agreement, the Subscription Receipt Agreement and the Debenture Trust Indenture and the fulfillment of the terms hereof and thereof by each of the Trust and Harvest and the performance of and compliance with the terms of each of this agreement, the Subscription Receipt Agreement and the Debenture Trust Indenture by the Trust and Harvest does not and will not result in a breach of, or constitute a default under, and does not create a state of facts which, after notice or lapse of time or both, will result in a breach

of or constitute a default under, (i) any applicable laws or any term or provision of the Trust Indenture, (ii) the articles, by-laws or constating documents of the Trust or Harvest, as applicable, (iii) any resolutions of the unitholders or the directors (or any committee thereof) or shareholders of the Trust or Harvest, as applicable, (iv) or any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Trust or Harvest is a party or by which it is bound, of which such counsel is aware including, without limitation, the Material Agreements, or (v) any judgment, order or decree of any court, governmental agency or body or regulatory authority having jurisdiction over or binding the Trust or Harvest or their respective properties or assets or the Offered Securities, of which such counsel is aware;

(ix) the forms of the definitive certificate representing the Offered Receipts, Offered Debentures and Trust Units have been approved and adopted by the Trust and comply with all legal requirements (including all applicable requirements of the Exchange) relating thereto;

(x) the Offered Receipts, the Offered Debentures and the Underwriters' Option have been duly and validly created, allotted and, in the case of the Offered Receipts and Offered Debentures, issued as fully paid and non-assessable Subscription Receipts and Debentures, respectively, of the Trust;

(xi) the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion or redemption of the Offered Debentures will, upon issuance in accordance with the terms of the Subscription Receipt Agreement, the Debenture Trust Indenture and the Trust Indenture, as applicable, be issued as fully paid and non-assessable Trust Units of the Trust;

(xii) the Trust and the attributes of the Offered Receipts, the Offered Debentures and the Trust Units issuable pursuant to the Offered Receipts or upon the conversion or redemption of the Offered Debentures conform in all material respects with the description thereof contained in the Prospectuses;

(xiii) the Offered Receipts, the Offered Debentures and the Trust Units issuable pursuant to the Offered Receipts or upon the conversion or redemption of the Offered Debentures are eligible investments as out under the heading "Eligibility for Investment" in the Prospectuses;

(xiv) all necessary documents have been filed, all necessary proceedings have been taken and all legal requirements have been fulfilled as required under the Applicable Securities Laws of each of the Qualifying Provinces in order to qualify the Offered Securities for

distribution and sale to the public in each of such Qualifying Provinces by or through investment dealers and brokers duly registered under the applicable laws of such provinces who have complied with the relevant provisions of such Applicable Securities Laws and to qualify the Underwriters' Option for distribution to the Underwriters in each of the Qualifying Provinces;

(xv) based on Applicable Securities Laws in effect as of the Closing Date, neither the distribution of Trust Units issuable pursuant to the Offered Receipts or on the conversion or redemption of the Offered Debentures, nor the first trade in such Trust Units, will be subject to the prospectus requirements of Applicable Securities Laws, and no other filing, proceeding, approval, consent or authorization will be required to be made, taken or obtained pursuant to Applicable Securities Laws in connection with such issuance or trade;

(xvi) the Trust is a "reporting issuer" not in default of any requirement of the *Securities Act* (Alberta) and the regulations thereunder and has a similar status under the Applicable Securities Laws of each of the other Qualifying Provinces that have the "reporting issuer" concept;

(xvii) each of the Trust and Harvest have the necessary power and authority to execute and deliver the Prospectuses and all necessary action has been taken by each of the Trust and Harvest to authorize the execution and delivery by it of the Prospectuses and the filing thereof, as the case may be, in each of the Qualifying Provinces in accordance with Applicable Securities Laws;

(xviii) subject to the qualifications set out therein, the statements in the Prospectus under the heading "Canadian Federal Income Tax Considerations" constitute a fair summary of the principal Canadian federal income tax consequences arising under the Tax Act to persons referred to therein who hold Offered Securities;

(xix) all laws of the Province of Québec relating to the use of the French language have been complied with in connection with the sale of the Offered Securities to purchasers in the Province of Québec;

(xx) the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon the conversion or redemption of the Offered Debentures are conditionally listed and, upon notification to the Exchange of the issuance and sale thereof and fulfillment of the conditions of the Exchange, will be posted for trading on the Exchange;

(xxi) the authorized and issued capital of the Trust;

(xxii) Valiant Trust Company at its principal offices in Calgary, Alberta and Toronto, Ontario has been duly appointed the transfer agent and registrar for the Trust Units, the Offered Receipts and the Offered Debentures, and has been duly appointed the trustee under the Debenture Trust Indenture and the escrow agent under the Subscription Receipt Agreement;

and as to all other legal matters, including compliance with Applicable Securities Laws in any way connected with the issuance, sale and delivery of the Offered Securities as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than where they are qualified to practice law, and on certificates of officers of the Trust, Harvest, the transfer agent and the Trust's auditors as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Trust's counsel as to matters which specifically relate to the Trust, Harvest, HST or the Trust Units, including the issuance of the Offered Securities;

(b) a certificate of each of the Trust and Harvest dated the Closing Date addressed to the Underwriters and signed on behalf of the Trust and Harvest by the President and Vice President, Finance of Harvest or such other officers or directors of Harvest satisfactory to the Underwriters, acting reasonably, certifying that:

(i) each of the Trust and Harvest has complied with and satisfied in all material respects all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Trust and Harvest set forth in this agreement are true and correct in all material respects at the Closing Time, as if made at such time; and

(iii) no event of a nature referred to in paragraph 6(a), 6(b), 11(a)(i), 11(a)(ii), 11(a)(iii) or 11(a)(vi) has occurred or to the knowledge of such officer is pending, contemplated or threatened;

and the Underwriters shall have no knowledge to the contrary;

(c) a comfort letter of each of the Trust's auditors, the Initial Properties' auditors, the Additional Properties' auditors, the Carlyle Properties' auditors, Storm's auditors and the New Properties' auditors addressed to the Underwriters and dated the Closing Date, satisfactory in form and substance to the Underwriters, acting reasonably, bringing the information contained in the comfort letter or letters referred to in paragraph 4(c) hereof up to the Closing Time, which comfort letter shall be not more than two Business Days prior to the Closing Date;

(d) evidence satisfactory to the Underwriters that the Offered Receipts, the Offered Debentures, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable on the conversion of the Offered Debentures have been conditionally listed on the Exchange, in each case not later than the close of business on the last Business Day preceding the Closing Date, in the case of the Offered Receipts and Offered Debentures, and upon notice to the Exchange, in the case of the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable on the conversion or redemption of the Offered Debentures, and shall be posted for trading as at the opening of business on the Closing Date or first trading date after notice of such issuance, as applicable;

(e) evidence satisfactory to the Underwriters that the Special Interest, if any, will be paid on the Trust Units issuable pursuant to the Firm Receipts and the Option Receipts, if applicable;

(f) evidence satisfactory to the Underwriters that the Acquisition Agreement have not been terminated and that no event has occurred or condition exists which will prevent the Acquisition from being completed prior to 5:00 p.m. (Calgary time) on September 30, 2004 substantially and in all material respects as contemplated in the Acquisition Agreement, and as such agreements are described in the Prospectus; and

(g) such other certificates and documents as the Underwriters may request, acting reasonably.

13. **Deliveries**

(a) The sale of the Firm Receipts, Firm Debentures, Underwriters' Option Receipts and Underwriters' Option Debentures, if applicable, to be purchased hereunder shall be completed at the Closing Time at the offices of the Trust's counsel in Calgary, Alberta or at such other place as the Trust and the Underwriters may agree. Subject to the conditions set forth in paragraph 12, the Underwriters, on the Closing Date, shall deliver (A) to the Trust the amount of $1,000 for each Firm Debenture and each Underwriters' Option Debenture (which amount will be up to $100,000,000) by wire transfer, in respect of the Offered Debentures (if the Underwriters' Option is exercised in full and assuming that $60,000,000 of the Underwriters' Option is exercised for Subscription Receipts and $20,000,000 of the Underwriters' Option is exercised for Debentures)); and (B) to the Escrow Agent, on behalf of the Trust, the amount of $14.40 for each Firm Receipt and each Underwriters' Option Receipt (which amount will be $115,200,000), in respect of the Firm Receipts, and $14.40 in respect of each Underwriters' Option Receipt as to which the Underwriters' Option shall have been exercised ($175,200,000 if the Underwriters' Option is exercised in full and assuming that $60,000,000 of the Underwriters' Option is exercised for Subscription Receipts and $20,000,000 of the Underwriters' Option is exercised for Debentures)), by wire transfer, against delivery by the Trust of:

(i) the opinions, certificates and documents referred to in paragraph 12;

(ii) definitive certificates representing, in the aggregate, all of the Firm Receipts, Firm Debentures, Underwriters' Option Receipts and Underwriters' Option Debentures which the Underwriters have elected to purchase hereunder registered, subject to paragraph (b) below, in the name of National Bank Financial Inc. or in such name or names as the Underwriters shall notify the Trust in writing not less than 24 hours prior to the Closing Time; and

(iii) payment to National Bank Financial Inc., by certified cheque, bank draft or wire transfer or such other means as Harvest and the Underwriters may agree, of the fee provided for in paragraph 2(a) in respect of the Firm Receipts and Offered Debentures, being an aggregate fee of up to $8,380,000 if the Underwriters' Option is exercised in full and assuming that $60,000,000 of the Underwriters' Option is exercised for Subscriptions Receipt and $20,000,000 of the Underwriters' Option is exercised for Debentures.

(b) If the Trust determines to issue the Offered Debentures as a book-entry only security in accordance with the rules and procedures of The Canadian Depository for Securities Limited ("**CDS**"), then, as an alternative to the Trust delivering to the Underwriters definitive certificates representing the Offered Debentures in the manner and at the times set forth in this paragraph 13:

(i) the Underwriters will provide a direction to CDS with respect to the crediting of the Offered Debentures to the accounts of the participants of CDS as shall be designated by the Underwriters in writing in sufficient time prior to the Closing Date to permit such crediting; and

(ii) the Trust shall cause Valiant Trust Company, as registrar and transfer agent of the Offered Debentures, to deliver to CDS, on behalf of the Underwriters, one fully registered global certificate for the Offered Debentures to be purchased hereunder, registered in the name of 'CDS & Co." as the nominee of CDS, to be held by CDS as a book-entry only security in accordance with the rules and procedures of CDS.

14. **Restrictions on Offerings**

The Trust agrees that prior to 90 days after the Closing Date, it shall not directly or indirectly, sell or offer to sell any Trust Units or debentures having attributes similar to those of the Offered Debentures, or otherwise lend, transfer or dispose of any securities exchangeable, convertible or exercisable into Trust Units or debentures having attributes similar to those of the Offered Debentures or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Trust Units or debentures having attributes similar to those of the Offered Debentures, whether any such transaction is settled by delivery of Trust Units or debentures having attributes similar to those of the Offered

Debentures or other such securities, in cash or otherwise, or announce any intention to do any of the foregoing, without the consent of National Bank Financial Inc., on behalf of the Underwriters, such consent not to be unreasonably withheld (provided that the foregoing will not restrict the Trust from granting rights pursuant to the Trust's Unit Incentive Plan or the Trust's Unit Award Incentive Plan or issuing Trust Units pursuant to (a) the exercise of rights to purchase Trust Units outstanding under the Unit Incentive Plan or the Trust's Unit Award Incentive Plan, (b) the conversion or redemption of any of the 9% Debentures or the Offered Debentures, (c) the payment of interest on the 9% Debentures or the Offered Debentures, (d) pursuant to the Trust's DRIP Plan, (e) pursuant to the Equity Bridge Notes, (f) an acquisition, merger, consolidation or amalgamation or the issuance of Trust Units upon the exercise of currently existing rights or instruments, or (g) pursuant to the terms of the Harvest Exchangeable Shares.

15. **Notices**

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Trust or Harvest be addressed to Harvest, c/o Mr. Jacob Roorda, President, at the above address, Fax No. (403) 265-3490 with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Keith Greenfield
Fax No.: (403) 260-0337

and, in the case of notice to be given to the Underwriters, be addressed to:

National Bank Financial Inc.
2802, 450 - 1st Street S.W.
Calgary, Alberta T2P 5H1

Attention: L. Trevor Anderson
Fax No.: (403) 265-0543

CIBC World Markets Inc.
900, 855 - 2nd Street S.W.
Calgary, Alberta T2P 4J7

Attention: T. Timothy Kitchen
Fax No.: (403) 260-0524

TD Securities Inc.
800, 324 - 8th Avenue S.W.
Calgary, Alberta T2P 2Z2

Attention: Alec Clark
Fax No.: (403) 292-2776

BMO Nesbitt Burns Inc.
2200, 333 - 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: Shane Fildes
Fax No.: (403) 515-1525

RBC Dominion Securities Inc.
11th Floor, 888 - 3rd Street S.W.
Calgary, Alberta T2P 5C5

Attention: Brian Petersen
Fax No.: (403) 299-6901

FirstEnergy Capital Corp.
1600, 333 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: Nicholas J. Johnson
Fax No.: (403) 262-0688

Canaccord Capital Corporation
Suite 400, 409 - 8th Avenue S.W.
Calgary, Alberta T2P 1E3

Attention: Karl Staddon
Fax No.: (403) 508-3866

Haywood Securities Inc.
1207, 144 - 4th Avenue S.W.
Calgary, Alberta T2P 3N4

Attention: David McGorman
Fax No.: (403) 509-1900

GMP Securities Ltd.
Suite 1600, 500 – 4th Ave. S.W.
Calgary, Alberta T2P 2V6

Attention: Sandy Edmonstone
Fax No.: (403) 543-3038

and a copy to:

Blake, Cassels & Graydon LLP
3500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4J8

Attention: Scott R. Cochlan
Fax No.: (403) 260-9700

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time at the place of delivery) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a Business Day before 4:00 p.m. (local time at the place of receipt), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

16. **Conditions**

All terms, covenants and conditions of this agreement to be performed by the Trust and Harvest, or either of them, shall be construed as conditions, and any breach or failure to comply with any material terms and conditions which are for the benefit of the Underwriters shall entitle the Underwriters to terminate their obligations to purchase the Offered Securities, by written notice to that effect given to the Trust prior to the Closing Time. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of their rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

17. **Survival of Representations and Warranties**

All representations, warranties, terms and conditions herein (including, without limitation, those contained in paragraph 7) or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Offered Securities, the termination of this agreement and the distribution of the Offered Securities pursuant to the Prospectus and shall continue in full force and effect for the benefit of the Underwriters regardless of any investigation by or on behalf of the Underwriters with respect thereto.

18. **Several Liability of Underwriters**

The Underwriters' rights and obligations under this agreement are several and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Offered Securities set forth opposite their names set forth in this paragraph 18; and

(b) if at the Closing Time any one or more of the Underwriters shall fail or refuse to purchase its respective percentage set forth below of the aggregate number of the Offered Securities (other than in accordance with section 11) and the number of such Offered Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase is not more than 5% of the aggregate number of Offered Securities to be purchased on such date, the non-defaulting Underwriters shall be obligated severally, in the proportions that the respective percentage set forth below opposite the names of all such non-defaulting Underwriters, to purchase the Offered Securities which such defaulting Underwriter or Underwriters agreed but failed or refused to purchase at such time; and

(c) if any one or more of the Underwriters shall not purchase its applicable percentage of the Offered Securities at the Closing Time and the number of such securities which such defaulting Underwriters or Underwriters agreed but failed or refused to purchase is more than 5% of the aggregate number Offered Securities to be purchased at such time, then the other Underwriters shall have the right, but shall not be obligated, to purchase all of the percentage of Offered Securities which would otherwise have been purchased by such one or more of the Underwriters; the Underwriters exercising such right shall purchase such Offered Securities *pro rata* to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event such right is not exercised, the Underwriters which are not in default shall be entitled by written notice to the Trust to terminate this agreement without liability.

The applicable percentage of the total number Offered Securities which each of the Underwriters shall be separately obligated to purchase is as follows:

National Bank Financial Inc.	34%
CIBC World Markets Inc.	17%
TD Securities Inc.	17%
BMO Nesbitt Burns Inc.	11%
RBC Dominion Securities Inc.	11%
FirstEnergy Capital Corp.	4%
Canaccord Capital Corporation	3%
Haywood Securities Inc.	2%
GMP Securities Ltd.	1%
	100%

Nothing in this agreement shall obligate the Trust to sell the Underwriters less than all of the Firm Receipts and Firm Debentures or shall relieve any Underwriter in default from liability to the Trust, Harvest or any non-defaulting Underwriter in respect of the defaulting Underwriter's default hereunder. In the event of a termination by the Trust or Harvest of their obligations under this agreement there shall be no further liability on the part of the Trust or Harvest to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under paragraphs 8, 9 and 10.

19. **Authority to Bind Underwriters**

The Trust and Harvest shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by National Bank Financial Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under paragraph 8 or 9, any matter referred to in paragraph 11 or any agreement under paragraph 18. While not affecting the foregoing, National Bank Financial Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication.

20. **Underwriters Covenants**

Each of the Underwriters covenants and agrees with the Trust that it will:

(a) offer the Offered Securities for sale to the public in the Qualifying Provinces and may, subject to the terms of this agreement, offer them for sale in the United States in the manner contemplated by Schedule "A" attached hereto;

(b) conduct activities in connection with the proposed offer and sale of the Offered Securities in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Offered Securities;

(c) use all reasonable efforts to complete the distribution of Offered Securities as soon as possible;

(d) not solicit subscriptions for the Offered Securities, trade in Offered Securities or otherwise do any act in furtherance of a trade of Offered Securities in any jurisdictions outside of the Qualifying Provinces, except as contemplated in Schedule "A" attached hereto or in such other jurisdictions outside of Canada and the United States provided that such sales are made in accordance with the applicable securities laws of such jurisdictions and not engage in the Directed Selling Efforts as described in Schedule "A";

(e) as soon as reasonably practicable after the Closing Date provide the Trust with a break down of the number of Offered Securities sold in each of the Qualifying Provinces and, upon completion of the distribution of the Offered Securities,

provide to the Trust and to the Securities Commissions notice to that effect, if required by Applicable Securities Laws.

No Underwriter will be liable to the Trust under this paragraph 20 with respect to a default by any of the other Underwriters but will be liable to the Trust only for its own default.

21. **Severance**

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this agreement, but this agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

22. **Relationship Between the Trust, Harvest and the Underwriters**

The Trust and Harvest: (i) acknowledge and agree that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and have fiduciary relationships with their clients; (ii) acknowledge and agree that the Underwriters are neither the agents of the Trust or Harvest nor otherwise fiduciaries of the Trust or Harvest; and (iii) consent to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or fiduciary relationships with their clients conflicts with their obligations hereunder the Underwriters shall be entitled to fulfil their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as a fiduciary of their clients.

23. **Stabilization**

In connection with the distribution of the Offered Securities, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Offered Receipts, Offered Debentures and Trust Units at levels other than those which might otherwise prevail in the open market, but in each case only as permitted by applicable law. Such stabilizing transactions, if any, may be discontinued at any time.

24. **Governing Law**

This agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein. Each of the Trust, Harvest and the Underwriters hereby attorn to the non-exclusive jurisdiction of the courts of the Province of Alberta.

25. **Time of the Essence**

Time shall be of the essence of this agreement.

26. Counterpart Execution

This agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement. Delivery of counterparts may be effected by facsimile transmission.

27. Contractual Obligations of Trust

The parties hereto acknowledge that the obligations of the Trust hereunder shall not be personally binding upon the Trustee, or any of the unitholders of the Trust and that any recourse against the Trust, the Trustee or any unitholder in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund, as defined in the Trust Indenture, as amended or restated from time to time.

28. Further Assurances

Each party to this agreement covenants agrees that from time to time, it will, at the request of the requesting party, execute and deliver all such documents and do all such other acts and things as any party hereto, acting reasonably, may from time to time request be executed or done in order to better evidence or perfect or effectuate any provision of this agreement or of any agreement or other document executed pursuant to this agreement or any of the respective obligations intended to be created hereby or thereby.

29. Use of Proceeds

Each of Harvest and the Trust hereby covenant and agree to use the net proceeds of the sale of the Offered Securities hereunder in accordance with the disclosure in the Prospectus.

30. Distributions

The Trust agrees that it shall not prior to the Closing Date declare or pay or establish a record date for any distributions to Unitholders of the Trust prior to the Closing Date, other than the regular monthly distribution of $0.20 per Trust Unit which is payable on August 16, 2004 to Unitholders of record on July 30, 2004 and if the Closing Date is extended to August 31, 2004, the anticipated regular monthly distribution of $0.20 per Unit which will be payable on or about September 15, 2004 to Unitholders of record on August 31, 2004.

31. U.S. Offers

(a) The Underwriters make the representations, warranties and covenants applicable to them in Schedule "A" hereto and agree, on behalf of themselves and their United States affiliates, for the benefit of the Trust and Harvest, to comply with the U.S. selling restrictions imposed by the laws of the United States and set forth in Schedule "A" hereto, which forms part of this agreement. Notwithstanding the foregoing provisions of this paragraph, an Underwriter will not be liable to the Trust under this paragraph or Schedule "A" with respect to a violation by another

Underwriter of the provisions of this paragraph or Schedule "A" if the former Underwriter is not itself also in violation.

(b) The Trust makes the representations, warranties and covenants applicable to it in Schedule "A" hereto.

32. **Entire Agreement**

It is understood that the terms and conditions of this agreement supersede any previous verbal or written agreement between the Underwriters and the Trust or Harvest.

[remainder of this page intentionally left blank]

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to National Bank Financial Inc.

NATIONAL BANK FINANCIAL INC.

By: *"L. Trevor Anderson"*

CIBC WORLD MARKETS INC.

By: *"T. Timothy Kitchen"*

TD SECURITIES INC.

By: *"Alec W.G. Clark"*

BMO NESBITT BURNS INC.

By: *"Shane C. Fildes"*

RBC DOMINION SECURITIES INC.

By: *"Brian K. Petersen"*

FIRSTENERGY CAPITAL CORP.

By: *"Nicholas J. Johnson"*

CANACCORD CAPITAL CORPORATION

By: *"Karl B. Staddon"*

HAYWOOD SECURITIES INC.

By: *David G. McGorman"*

GMP SECURITIES LTD.

By: *"Sandy L. Edmonstone"*

ACCEPTED AND AGREED to as of the 19th day of July, 2004.

HARVEST ENERGY TRUST, by its attorney Harvest Operations Corp.

By: *"Jacob Roorda"*

HARVEST OPERATIONS CORP.

By: *"Jacob Roorda"*

SCHEDULE "A"

TERMS AND CONDITIONS FOR
UNITED STATES OFFERS AND SALES

This is Schedule "A" to the Underwriting Agreement among National Bank Financial Inc., CIBC World Markets Inc., TD Securities Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Haywood Securities Inc. and GMP Securities Ltd., Harvest Energy Trust and Harvest Operations Corp. made as of July 19, 2004.

As used in this Schedule "A", capitalized terms used herein and not defined herein shall have the meanings ascribed thereto in the underwriting agreement to which this Schedule is annexed and the following terms shall have the meanings indicated:

"**Directed Selling Efforts**" means directed selling efforts as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offered Securities and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offered Securities;

"**Qualified Institutional Buyer**" means a qualified institutional buyer as that term is defined in Rule 144A;

"**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

"**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

"**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

"**SEC**" means the United States Securities and Exchange Commission;

"**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Regulation S;

"**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

"**U.S. Person**" means a U.S. person as that term is defined in Regulation S;

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended; and

"**United States**" means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the Agreement to which the Schedule "A" is attached.

Representations, Warranties and Covenants of the Underwriters

Each Underwriter acknowledges that the Offered Securities have not been and will not be registered under the U.S. Securities Act and may be offered and sold only in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act. Accordingly, neither the Underwriter nor any of its affiliates, nor any person acting on their behalf, has made or will make any Directed Selling Efforts in the United States with respect to the Offered Securities or the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion or redemption of the Offered Debentures.

Each Underwriter represents and agrees to and with the Trust that:

1. It acknowledges that the Offered Securities, the Trust Units issuable pursuant to the Offered Receipts and the Trust Units issuable upon conversion or redemption of the Offered Debentures have not been and will not be registered under the U.S. Securities Act and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act. It has not offered and sold, and will not offer and sell, any Offered Securities forming part of its allotment except (a) in an offshore transaction in accordance with Rule 903 of Regulation S or (b) in the United States in accordance with Rule 144A as provided in paragraphs 3 through 8 below.

2. It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Offered Securities, except with its affiliates, any selling group members or with the prior written consent of the Trust. It shall require each of its U.S. broker-dealer affiliates and each selling group member to agree, for the benefit of the Trust to comply with, and shall use its best efforts to ensure that each of its U.S. broker-dealer affiliates and each selling group member complies with, the same provisions of this Schedule as apply to such Underwriter as if such provisions applied to such U.S. broker-dealer affiliate and selling group member.

3. All offers and sales of Offered Securities in the United States shall be made through the Underwriter's U.S. registered broker-dealer of the applicable underwriter affiliate in compliance with all applicable U.S. broker-dealer requirements. Such broker-dealer affiliate is a Qualified Institutional Buyer, is a duly registered broker-dealer with the SEC, and is a member in good standing with the National Association of Securities Dealers, Inc.

4. Offers and sales of Offered Securities in the United States by the Underwriter or its U.S. registered broker-dealer affiliate shall not be made by any form of general solicitation or

general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act.

5. Offers to sell and solicitations of offers to buy the Offered Securities shall be made in accordance with Rule 144A only to persons reasonably believed to be Qualified Institutional Buyers and in compliance with applicable state securities laws of the United States. Offers to sell and solicitations of offers to buy the Offered Securities by any Underwriter or its U.S. registered broker-dealer affiliate shall also be made only to persons that in purchasing such Offered Securities will be deemed to have represented and agreed as provided in paragraphs 7(A) through (G) below (to the extent such representations are applicable to the purchaser concerned).

6. All purchasers of the Offered Securities in the United States shall be informed by an Underwriter, or its U.S. registered broker-dealer affiliate, that the Offered Securities have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A thereunder.

7. Each offeree in the United States has been or shall be provided by the Underwriter through its U.S. registered broker-dealer affiliate, with a U.S. placement memorandum (the '**U.S. Memorandum**") including the Preliminary Prospectus and/or the Prospectus, as applicable, and each purchaser will have received at or prior to the time of purchase of any Offered Securities the U.S. Memorandum including the Prospectus. The U.S. Memorandum shall set forth the following:

"The Subscription Receipts/Debentures and the Trust Units issuable pursuant thereto/upon conversion thereof have not been and will not be registered under the U.S. Securities Act or any state securities law and may not be offered or sold in the United States, except that Trust Units may be offered and sold to Qualified Institutional Buyers under the U.S. Securities Act (as defined in Rule 144A) in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A. Each purchaser of Subscription Receipts/Debentures is hereby notified that the offer and sale of Subscription Receipts/Debentures to it is being made in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Rule 144A.

Each U.S. purchaser will, by its purchase of such Subscription Receipts or Debentures, as applicable, be deemed to have represented, warranted and agreed for the benefit of the Trust, the Underwriters and the U.S. Affiliates as follows:

(A) it is authorized to consummate the purchase of the Subscription Receipts or Debentures, as applicable;

(B) it understands and acknowledges that the Subscription Receipts, Debentures and Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, have not been and will not be registered under the U.S. Securities Act or the

securities laws of any state of the United States, and that the offer and sale of Subscription Receipts or Debentures, as applicable to it are being made in reliance upon Rule 144A;

(C) it is a Qualified Institutional Buyer and is acquiring the Subscription Receipts or Debentures, as applicable, for its own account or for the account of one or more Qualified Institutional Buyers with respect to which it exercises sole investment discretion and not with a view to any resale, distribution or other disposition of the Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion or redemption thereof, as applicable, in violation of United States federal or state securities laws;

(D) it acknowledges that it has not purchased the Subscription Receipts or Debentures, as applicable, as a result of any general solicitation or general advertising (as such terms are defined in Regulation D), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

(E) it understands and acknowledges that the Subscription Receipts, Debentures and Trust Units issuable pursuant thereto or upon conversion or redemption thereof, as applicable, are "restricted securities" within the meaning of Rule 144 under the U.S. Securities Act ("**Rule 144**"), and that if in the future it decides to offer, resell, pledge or otherwise transfer any of the Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, the Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, may be offered, sold, pledged or otherwise transferred only (a) to the Trust; (b) outside the United States in accordance with Rule 904 of Regulation S and in compliance with applicable Canadian local laws and regulations; (c) within the United States, in accordance with (i) Rule 144A to a person the seller reasonably believes is a Qualified Institutional Buyer that is purchasing for its own account or for the account of one or more Qualified Institutional Buyers and to whom notice is given that the offer, sale, pledge or transfer is being made in reliance upon Rule 144A or (ii) Rule 144, if available, and in compliance with any applicable state securities laws of the United States; or (d) in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws of the United States, after (A) in the case of proposed transfers pursuant to (b) above, providing a declaration to Valiant Trust Company, as transfer agent or trustee, as applicable, for the Subscription Receipts, Debentures and Trust Units, in the form attached hereto as Exhibit A (or such other form as the Trust may prescribe from time to time) and (B) in the case of proposed transfers pursuant to (c) (ii) or (d) above, providing an opinion of counsel, of recognized standing reasonably satisfactory to the Trust to the effect that the proposed transfer may be effected without registration under the U.S. Securities Act;

(F) it understands and acknowledges that certificates representing any Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion or redemption thereof, as applicable, sold in the United States, and all certificates issued in exchange for or in substitution of such certificates, will bear the following legend upon the original issuance of the Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, and until the legend is no longer required under applicable requirements of the U.S. Securities Act or applicable state securities laws:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"), OR STATE SECURITIES LAWS THE HOLDER HEREOF, BY PURCHASING THESE SECURITIES, AGREES FOR THE BENEFIT OF HARVEST ENERGY TRUST (THE "TRUST") THAT THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE TRUST, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S ("REGULATION S") UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE CANADIAN LOCAL LAWS AND REGULATIONS, (C) WITHIN THE UNITED STATES IN ACCORDANCE WITH (1) RULE 144A UNDER THE U.S. SECURITIES ACT OR (2) RULE 144 UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) (2) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE TRUST MUST FIRST BE PROVIDED. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE 'GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.
>
> IF THE TRUST IS A "FOREIGN ISSUER" WITHIN THE MEANING OF REGULATION S AT THE TIME OF TRANSFER, A NEW CERTIFICATE, BEARING NO LEGEND, MAY BE OBTAINED FROM VALIANT TRUST COMPANY UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO VALIANT TRUST COMPANY AND THE TRUST, TO THE EFFECT THAT THE SALE OF THE SECURITIES

REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT."

If any Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion or redemption thereof, as applicable, are being sold in accordance with Rule 904 of Regulation S, and if the Trust is a "foreign issuer" within the meaning of Regulation S at the time of sale, the legend may be removed by providing a declaration to Valiant Trust Company, as registrar, transfer agent and trustee, as applicable, in the form attached hereto as Exhibit A (or as the Trust may prescribe from time to time).

If any Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion or redemption thereof, as applicable, are being sold under Rule 144, the legend may be removed by delivering to Valiant Trust Company an opinion of counsel, of recognized standing reasonably satisfactory to the Trust, that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws;

(G) it understands and acknowledges that the Trust is not obligated to file and has no present intention of filing with the SEC or with any state securities administrator any registration statement in respect of resales of the Subscription Receipts, Debentures or Trust Units issuable pursuant thereto or upon conversion or redemption thereof, as applicable, in the United States;

(H) it acknowledges that it has received a copy of the U.S. Memorandum and the Prospectus and has been afforded the opportunity to ask such questions as it deemed necessary of, and to receive answers from, representatives of the Trust concerning the terms and conditions of the offering of the Offered Securities and to obtain such additional information which the Trust possesses or can acquire without unreasonable effort or expense that is necessary to verify the accuracy and completeness of the information contained in the U.S. Memorandum and the Prospectus and that it considered necessary in connection with its decision to invest in the Offered Securities;

(I) it understands and acknowledges that the Trust (i) is not obligated to remain a "foreign issuer" within the meaning of Regulation S, (ii) may not at the time the Units are resold by it or at any other time, be a foreign issuer, and (iii) may engage in one or more transactions which could cause the Trust not to be a foreign issuer; and

(J) it consents to the Trust making a notation on its records or giving instructions to any transfer agent or trustee of the Subscription Receipts, Debentures or Trust Units, as applicable, in order to implement the restrictions on transfer set forth and described herein; and

(K) it understands and acknowledges that it is making the representations and warranties and agreements contained herein with the intent that they may be relied upon by the Trust and the Underwriters in determining its eligibility or (if applicable) the eligibility of others on whose behalf it is contracting to purchase the Offered Securities."

The Exhibit A referred to in this Section 7 is set forth as Exhibit A to this Schedule.

8. Any offer, sale or solicitation of an offer to buy Offered Securities that has been made or will be made in the United States was or will be made only to Qualified Institutional Buyers in transactions that are exempt from registration under applicable state securities laws.

9. At closing, the Underwriters, together with their U.S. affiliates selling Offered Securities in the United States, will provide a certificate, substantially in the form of Exhibit B to this Schedule relating to the manner of the offer and sale of the Offered Securities in the United States.

Representations. Warranties and Covenants of the Trust

The Trust represents, warrants, covenants and agrees that:

1. (a) The Trust is a "foreign issuer" within the meaning of Regulation S and reasonably believes that there is no Substantial U.S. Market Interest in the Offered Securities or Trust Units issuable pursuant thereto or upon conversion thereof; (b) the Trust is not now and as a result of the sale of Offered Securities contemplated hereby will not be required to be registered as an "investment company" under the United States Investment Company Act of 1940, as amended; (c) none of the Trust any of its affiliates, or any person acting on their behalf has made or will make any Directed Selling Efforts in the United States, or has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) in connection with the offer or sale of the Offered Securities in the United States; and (d) the Offered Securities and the Trust Units are not and as of the Time of Closing will not be, and no securities of the same class as the Offered Securities or Trust Units are or will be, (i) listed on a national securities exchange in the United States registered under Section 6 of the U.S. Exchange Act (ii) quoted in an automated inter-dealer quotation system", as such term is used in the U.S. Exchange Act, or (iii) convertible or exchangeable at an effective conversion premium (calculated as specified in paragraph (a)(6) of Rule 144A) of less than ten percent for securities so listed or quoted.

2. For so long as any of the Offered Securities or Trust Units issuable pursuant thereto or upon conversion thereof, as applicable, are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act, and if the Trust is not subject to and in compliance with the reporting requirements of Section 13 or Section 15(d) of the U.S. Exchange Act or exempt from such reporting requirements pursuant to Rule 12g3-2(b) thereunder, the Trust will provide to any holder of such Offered

Securities or Trust Units issuable pursuant thereto or upon conversion or redemption thereof, as applicable, or to any prospective purchaser of such Offered Securities or Trust Units issuable pursuant thereto or upon conversion or redemption thereof, as applicable, designated by such holder, upon the request of such holder or prospective purchaser, at or prior to the time of resale, the information required to be provided by Rule 144A(d)(4).

EXHIBIT A

FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO: Valiant Trust Company
as registrar, transfer agent and trustee
for Subscription Receipts, Debentures and Trust Units of
Harvest Energy Trust

The undersigned (a) acknowledges that the sale of the securities of Harvest Energy Trust (the "**Trust**") to which this declaration relates is being made in reliance on Rule 904 of Regulation S ("**Regulation S**") under the United States Securities Act of 1933, as amended (the "**1933 Act**") and (b) certifies that (1) it is not an affiliate of the Trust (as defined in Rule 405 under the 1933 Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of "washing off" the resale restrictions imposed because the securities are "restricted securities" (as such term is defined in Rule 144(a)(3) under the 1933 Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act. Terms used herein have the meanings given to them by Regulation S.

Dated: ______________________________ By: ______________________________
Name:
Title:

EXHIBIT B

UNDERWRITERS' CERTIFICATE

In connection with the private placement in the United States of subscription receipts and 8% convertible subordinated debentures (collectively, the "**Securities**") of Harvest Energy Trust (the "Trust") pursuant to the Underwriting Agreement dated July 19, 2004 among the Trust, Harvest Operations Corp. and the Underwriters named therein (the "**Underwriting Agreement**"), each of the undersigned does hereby certify as follows:

(i) • is a duly registered broker or dealer with the United States Securities and Exchange Commission and is a member of and in good standing with the National Association of Securities Dealers, Inc. On the date hereof, and all offers and sales of the Securities in the United States will be effected by • in accordance with all U.S. broker-dealer requirements;

(ii) each offeree was provided with a copy of the U.S. placement memorandum, including the Canadian final prospectus dated •, 2004 for the offering of the Securities in the United States, and no other written material has been used by us in connection with the offering of the Securities;

(iii) immediately prior to our transmitting such U.S. placement memorandum to such offerees, we had reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer (as defined in Rule 144A under the Securities Act of 1933, as amended (the "**U.S. Securities Act**") and, on the date hereof, we continue to believe that each U.S. person purchasing Securities from us is a Qualified Institutional Buyer;

(iv) no form of general solicitation or general advertising (as those terms are used in Regulation D under the U.S. Securities Act) was used by us, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Securities in the United States; and

(v) the offering of the Securities in the United States has been conducted by us in accordance with the terms of the Underwriting Agreement.

Terms used in this certificate have the meanings given to them in the Underwriting Agreement unless otherwise defined herein.

Dated this __________ day of__________ 2004.

•

By: ______________________________
Name:
Title:

•

By: ______________________________
Name:
Title:

•

By: ______________________________
Name:
Title:

•

By: ______________________________
Name:
Title:

FILE NO 82-34779

Gilbert Laustsen Jung
Associates Ltd. Petroleum Consultants
4100, 400 - 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4H2 (403) 266-9500 Fax (403) 262-1855

LETTER OF CONSENT

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs:

Re: Harvest Energy Trust (the "Trust") – Prospectus (the "Prospectus") dated July 30, 2004

We hereby consent to the reference to the our firm's name and to the use of our report dated July 16, 2004, evaluating certain crude oil, natural gas liquids and natural gas reserves attributable to properties and related assets in east central Alberta owned by Breezes Resource Partnership to be acquired by Harvest Breeze Trust No. 1 and Harvest Breeze Trust No. 2 as at July 1, 2004, in the Prospectus in the section entitled "Information Concerning the New Properties".

We have read the Prospectus and have no reason to believe that there is any misrepresentation in the information contained therein derived from our report or that is within our knowledge as a result of the services we provided in preparing the report.

Sincerely,

GILBERT LAUSTSEN JUNG ASSOCIATES LTD.

ORIGINALLY SIGNED BY

James H. Willmon, P. Eng.
Vice-President

Dated July 30, 2004
Calgary, Alberta

FILE NO 82-34779

b l a k e

Suite 3500, East Tower, Bankers Hall
855 – 2nd Street S.W.
Calgary, Alberta, Canada
T2P 4J8

Telephone: 403.260.9600
Facsimile: 403.260.9700
www.blakes.com

Reference: 58426/34

July 30, 2004

VIA SEDAR – PROJECT NO. 668317

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Québec Securities Commission
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re: Final Prospectus of Harvest Energy Trust

We refer to the final prospectus dated July 30, 2004 (the "Prospectus") of Harvest Energy Trust ("Harvest") relating to the distribution of 12,166,666 subscription receipts of Harvest to be issued at a price of $14.40 per subscription receipt and 100,000 8% convertible unsecured subordinated debentures of Harvest to be issued at a price of $1,000 per debenture.

We hereby consent to the references to our firm name on the face page and under the heading "Interest of Experts" in the Prospectus and to the use of our opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment" in the Prospectus.

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from our opinion referred to above or that are within our knowledge as a result of the services we performed in connection with such opinion.

This letter is solely for the information of the securities commissions named above and is not to be referred to in whole or in part in the Prospectus or any other similar document and is not to be relied upon for any other purpose.

Yours truly,

"Blake, Cassels & Graydon LLP"

30591885.1

FILE NO 82-34779

Burnet, Duckworth & Palmer LLP
Law Firm

Reply to: Keith A. Greenfield
Direct Phone: (403) 260-0309
Direct Fax: (403) 260-0330
kag@bdplaw.com

Assistant: Lynda Rowland
Direct Phone: (403) 260-0119
Our File: 57686-15

July 30, 2004

Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Commission des valeurs mobilières du Québec
Nova Scotia Securities Commission
Office of the Administrator, New Brunswick
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland

Dear Sirs:

Re: Harvest Energy Trust (the "Trust") - Prospectus dated July 30, 2004

We refer to the (final) short form prospectus dated July 30, 2004 (the "Prospectus") of Harvest Energy Trust (the "Trust") relating to the distribution of subscription receipts of the Trust and 8% convertible unsecured subordinated debentures of the Trust.

We consent to the use of our name, Burnet, Duckworth & Palmer LLP, on the cover page and under the headings "Canadian Federal Income Tax Considerations", "Eligibility for Investment" and "Interest of Experts" in the Prospectus relating to an offering of subscription receipts of the Trust and 8% convertible unsecured subordinated debentures of the Trust. We also hereby consent to such references being made to our name and to our opinions under the headings "Canadian Federal Income Tax Considerations" and "Eligibility for Investment".

We confirm that we have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our opinions referred to above or that is within our knowledge as a result of the services we performed in connection with such opinions.

This letter is provided solely for the purpose of assisting you in discharging your responsibilities in connection with the transaction described above and may not be used or relied upon by any other parties or for any other purpose.

Yours truly,

BURNET, DUCKWORTH & PALMER LLP

(signed) "Burnet, Duckworth & Palmer LLP"

G:\057686\0015\BDP Consent 1.doc

FILE NO 82-34779

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

July 30, 2004

Securities Regulatory Authorities
in Each of the Provinces of Canada

Dear Sirs

Harvest Energy Trust

We refer to the short form prospectus of Harvest Energy Trust dated July 30, 2004 (the "Prospectus") relating to the qualification for distribution of 12,166,666 subsequent receipts, each representing the right to receive one trust unit and $100 million principal amount of convertible unsecured subordinated debentures of the Trust.

We consent to the use, through inclusion in the above-mentioned Prospectus, of our report dated July 16, 2004 to the Trustee of the Trust and directors of Harvest Operations Corp. on the schedule of revenues, royalties and operating expenses of the New Properties for the years ended December 31, 2003 and 2002.

We report that we have read the Prospectus and have no reason to believe there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "PricewaterhouseCoopers LLP"

Chartered Accountants

FILE NO 82-34779

Deloitte.

Deloitte & Touche LLP
3000 Scotia Centre
700 Second Street S.W.
Calgary AB T2P 0S7
Canada

Tel: (403) 267-1700
Fax: (403) 264-2871
www.deloitte.ca

July 30, 2004

To the various Securities Commissions and similar regulatory authorities in Canada

Dear Sirs/Mesdames:

Re: Harvest Energy Trust (the "Trust")

We refer to the short form prospectus of the Trust dated July 30, 2004 relating to the qualification for distribution of 12,166,666 subscription receipts, each representing the right to receive one trust unit of the Trust, and $100,000,000 principal amount of 8.0% convertible unsecured subordinated debentures of the Trust.

We consent to the use, through incorporation by reference in the above-mentioned short form prospectus, of our report dated February 18, 2004 to the shareholders of Storm Energy Ltd. on the following financial statements:

- Consolidated balance sheets as at December 31, 2003 and 2002;
- Consolidated statements of income and retained earnings and cash flows for the year ended December 31, 2003 and for the period from commencement of operations on August 23, 2002 to December 31, 2002.

We report that we have read the short form prospectus and all information specifically incorporated by reference therein and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the financial statements upon which we have reported or that are within our knowledge as a result of our audit of such financial statements.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(signed) "Deloitte & Touche LLP"

Chartered Accountants

FILE NO 82-34779

KPMG

KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

The Securities Commission or similar regulatory authority in each of the provinces of Canada

Dear Sirs/Mesdames:

Harvest Energy Trust (the "Trust")

We refer to the short form prospectus of the Trust dated January 28, 2004 relating to the offering of (i) subscription receipts of the Trust, each representing the right to receive one trust unit of the Trust and (ii) convertible unsecured subordinated debentures of the Trust.

We consent to the use, through incorporation by reference in the short form prospectus, of our report dated April 15, 2004 to the trustee of Harvest Energy Trust and the directors of Harvest Operations Corp. on the following financial statements:

> Consolidated balance sheets as at December 31, 2003 and 2002;
>
> Consolidated statement of income and accumulated income and cash flows for the year ended December 31, 2003 and the period from July 10, 2002 (date of formation) to December 31, 2002.

We also consent to the use, through incorporation by reference in the short form prospectus, of our reports dated September 18, 2002, to the directors of Harvest Operations Corp. on the following financial information:

> Schedule of revenue and expenses for the Initial Properties for the years ended December 31, 2001, 2000 and 1999; and
>
> Schedule of revenue and expenses for the Additional Properties for the years ended December 31, 2001, 2000 and 1999.

In addition, we consent to the use, through incorporation by reference in the short form prospectus, of our report dated October 3, 2003, to the directors of Harvest Operations Corp. on the following financial information:

> Schedule of revenue and expenses for the Carlyle Properties for the years ended December 31, 2002, 2001 and 2000.

We report that we have read the short form prospectus and have no reason to believe that there are any misrepresentations in the information contained therein that are derived from the consolidated financial statements or financial information upon which we have reported or that are within our knowledge as a result of our audit of such consolidated financial statements or financial information.

We also consent to the use, through incorporation by reference, of our compilation report dated May 10, 2004 to the Trustees of Harvest Energy Trust and the Directors of Harvest Operations Corp. on the compilation of the pro forma consolidated balance sheet of the Trust as at December 31, 2003 and the pro forma consolidated statement of income for the year ended December 31, 2003.

Finally, we also consent to the use of our compilation report dated July 28, 2004 to Harvest Energy Trust and the directors of Harvest Operations Corp. on the compilation of the pro forma consolidated balance sheet of the Trust as at March 31, 2004 and the pro forma consolidated statement of income for the three-month period ended March 31, 2004 and the year ended December 31, 2003.

This letter is provided solely for the purpose of assisting the securities regulatory authorities to which it is addressed in discharging their responsibilities and should not be used for any other purpose. Any use that a third party makes of this letter, or any reliance or decisions based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this letter.

Yours very truly,

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
July 28, 2004

FILE NO 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST ANNOUNCES CLOSING OF BOUGHT DEAL EQUITY AND CONVERTIBLE DEBENTURE FINANCING

Calgary, August 10, 2004 (TSX: HTE.UN) – Harvest Energy Trust (the "Trust" or "Harvest") today announced the closing of its previously announced bought deal financing. Upon closing, a total of 12,166,666 subscription receipts (the "Subscription Receipts") at a price of $14.40 per Subscription Receipt for gross proceeds of $179,199,990 and $100 million principal amount of 8% convertible unsecured subordinated debentures (the "Debentures") (which includes the full exercise by the underwriters of their option to purchase an additional aggregate $80 million of Subscription Receipts and Debentures) were issued. The Subscription Receipts and Debentures are listed for trading on the TSX under the symbols "HTE.R" and "HTE.DB.A", respectively.

Each Subscription Receipt represents the right to receive one trust unit on the closing of the previously announced acquisition of properties from a subsidiary of EnCana Corporation (the "Acquisition"). The proceeds from the offering of Subscription Receipts have been deposited in escrow pending closing of the Acquisition. If the Acquisition closes on or before September 30th, 2004, the net proceeds will be released to Harvest and used to pay part of the purchase price of the EnCana Acquisition, announced on July 15, 2004. Provided the Acquisition closes, holders of Subscription Receipts will receive a payment equivalent to the amount of any cash distributions to Unitholders for which record dates occur between August 10th, 2004 and the closing of the Acquisition. If the Acquisition fails to close by September 30th, 2004, or the Acquisition is terminated at an earlier time (the "Termination Time"), holders of Subscription Receipts shall be entitled to receive an amount equal to the full subscription price thereafter and their pro rata entitlement to escrow interest on such amount.

The Debentures have a face value of $1,000 per Debenture, a coupon of 8%, a final maturity date of September 30th, 2009, and will be convertible into trust units of Harvest at a price of $16.25 per trust unit. If the Acquisition does not close on or before September 30th, 2004, or if the Acquisition is terminated at the "Termination Time", holders of the Debentures will have the option (the "Holders' Right") to require Harvest to redeem all of the Debentures for a period of 10 business days following the Termination Time at a price of $1,000 per Debenture plus accrued and unpaid interest, if any. In addition, the Trust may redeem any outstanding Debentures following the exercise of the Holders' Right, for $1,000 per Debenture plus accrued and unpaid interest, provided that following such redemption, not more than $40 million of Debentures are outstanding. The Debentures will pay interest semi-annually on March 31 and September 30th, with the initial interest payment on March 31st, 2005.

Net proceeds of the offering will be used to pay a portion of the purchase price of the Acquisition.

The offering was underwritten by an underwriting syndicate led by National Bank Financial Inc., which included TD Securities Inc., CIBC World Markets Inc., BMO Nesbitt Burns Inc., RBC Dominion Securities Inc., FirstEnergy Capital Corp., Canaccord Capital Corporation, Haywood Securities Inc. and GMP Securities Ltd.

The securities of Harvest have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB T2P 0L4 Canada **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
Cindy Gray Communications Advisor gray@harvestenergy.ca	

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

FILE NO 82-34779

Harvest Energy Trust

Harvest Energy Trust – News Release

(HTE.UN – TSX)

HARVEST ENERGY TRUST CONFIRMS SEPTEMBER 15TH, 2004 DISTRIBUTION AND ANNOUNCES INCREASE TO EXCHANGEABLE SHARE RATIO

Calgary, August 12, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announces that a cash distribution of $0.20 per trust unit will be paid on September 15th, 2004 to Unitholders of record on August 31st, 2004. Harvest trust units are expected to commence trading on an ex-distribution basis on August 27th, 2004. This distribution amount represents Distributable Cash earned in the month of August 2004.

Harvest also announces an increase to the Exchange Ratio of the Exchangeable Shares of Harvest Energy Trust from 1.01356 to 1.02574. This increase will be effective on August 16th, 2004.

Exchangeable Shareholders of Harvest can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Valiant Trust Company at its principal transfer office at Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P OS2 (telephone: 403-233-2801).

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its Unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Trust units of Harvest are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". For further information on Harvest, please visit our website at www.harvestenergy.ca.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB T2P 0L4 Canada **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David Rain Vice President & CFO	
Cindy Gray Communications Advisor gray@harvestenergy.ca	

FILE NO 82-34779

For the three and six month periods ended June 30, 2004	Harvest Energy Trust 2004 Quarterly Report to Unitholders	Q2

Harvest Energy Trust Announces Second Quarter 2004 Results

Calgary, August 12, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced its unaudited operating and financial results for the three and six month periods ended June 30, 2004.

Highlights:

- Harvest declared distributions of $0.60 per trust unit, representing a payout ratio of 64%;
- Harvest concluded the Plan of Arrangement with Storm Energy Ltd. ("Storm") on June 30, 2004, acquiring 4,000 BOE/d of light oil and natural gas properties in the Red Earth area of North Central Alberta for consideration of approximately $189 million. The consolidated balance sheet at June 30, 2004 reflects the Storm assets acquired and the consideration paid to the former Storm shareholders, but no operating results related to those assets are included in the second quarter financial results as the acquisition closed on the last day of the quarter;
- Cash flow from operations of $17.2 million or $0.99 per trust unit for the three month period ended June 30, 2004, compared to $14.8 million in the first quarter and $9.5 million during the same period in 2003;
- Sales volume averaged 15,291 BOE/d for the three month period ended June 30, 2004, a 3% increase over the previous quarter, and a 59% increase over the same period in the previous year;
- Development activities continued in core areas, reflected in capital expenditures of approximately $8.6 million ($0.49 per trust unit) for the quarter, with the goal of adding production and reserves and providing stability for future distributions;
- Subsequent to the end of the quarter, Harvest announced a $526 million acquisition of crude oil and natural gas producing properties from a subsidiary of EnCana, concurrent with a bought deal equity and convertible debenture financing, and a new credit facility. The acquisition includes approximately 19,500 BOE/day of production, 57.8 mmBOE of proved plus probable reserves, and 343,000 net acres of undeveloped land. The acquisition is expected to close on or about September 1, 2004. Pro forma this acquisition, Harvest's production will be approximately 37,000 - 38,000 BOE/d.
- Following completion of the EnCana acquisition and reflecting the results of the Storm acquisition, Harvest's operating and financial statistics will improve as follows:
    - Reserve life index ("RLI") increases to 7.5;
    - Payout ratio, being the ratio of trust unit distributions to cash flow from operations, decreases to less than 45%;
    - Operating costs/BOE, G&A/BOE and royalty rates decline significantly, resulting in improved netbacks;
    - Natural gas and NGL production increases to 18% of total production.

Second Quarter Financial and Operational Summary

($000's, except per BOE and per trust unit amounts)

		Three months ended June 30			Six months ended June 30	
FINANCIAL	**2004**	2003	% Change	**2004**	2003	% Change
		(Restated)			*(Restated)*	
Revenue, net of royalties	$ **40,808**	$ 20,912	95%	$ **79,253**	$ 38,573	105%
Hedging loss						
Cash flow from operations	**17,160**	9,546	80%	**32,001**	16,035	100%
Per trust unit, basic (non GAAP)	**0.99**	0.84	17%	**1.85**	1.47	26%
Net income	**1,594**	1,064	50%	**530**	4,533	-88%
Per trust unit, basic	**0.02**	0.09	-79%	**(0.11)**	0.41	-127%
Distributions	**11,015**	6,692	65%	**21,306**	13,015	64%
Distributions per trust unit, basic	**0.60**	0.60	0%	**1.20**	1.20	0%
Payout ratio	**64%**	70%	-8%	**67%**	81%	-18%
Capital expenditures	**8,596**	19,120	-55%	**20,640**	24,971	-17%
Net debt	**145,097**	39,924	263%	**145,097**	39,924	263%
Weighted average trust units outstanding, basic	**17,388,668**	11,351,728	53%	**17,284,683**	10,891,161	59%

OPERATING						
Average daily sales volume						
Crude oil and natural gas liquids (bbl/d)	**14,916**	9,438	58%	**14,796**	8,554	73%
Natural gas (mcf/d)	**2,249**	1,161	94%	**1,582**	1,077	47%
Total (BOE/d)	**15,291**	9,632	59%	**15,060**	8,734	72%
Production exit rate (BOE/d)	**19,200**	10,556	82%	**19,200**	10,556	82%

(Natural gas converted to barrel of oil equivalent (BOE) on a 6:1 basis)

Second Quarter Message to Unitholders

During the second quarter, Harvest was focused on development activities at Hayter and Hazelwood, closing the Storm Plan of Arrangement to acquire the Red Earth assets and pursuing the EnCana asset acquisition. Harvest's second quarter exit rate was approximately 19,200 BOE/d, a 26% increase from March 31, 2004.

Harvest completed and commissioned a number of water disposal projects in the Provost area which were designed to reduce operating costs. Also during the quarter, Harvest drilled three new wells, all situated in Southeast Saskatchewan, with a success rate of 100%. Development capital during the quarter totaled $8.6 million, primarily for drilling, completing and tying-in of wells, and was split almost equally between properties in Alberta and Saskatchewan.

Harvest's full year 2004 capital program is not expected to be materially different than the previously communicated outlook of approximately $42 to $45 million, and will be focused on adding production and reserves as well as improving operating efficiency. As the Storm transaction did not close until the end of the second quarter, operational activities in the Red Earth area were limited. The acquisition of the Red Earth properties provides Harvest with approximately 4,000 BOE/day of light gravity crude oil and natural gas produced from highly operated properties with low operating expenses and high netbacks.

Subsequent to the end of the second quarter, on July 15, 2004, Harvest announced the acquisition of conventional oil and natural gas producing properties from a subsidiary of EnCana Corporation for approximately $526 million. The properties are concentrated primarily in East Central Alberta, where Harvest already has a presence with its Provost properties, and Southern Alberta, which represents the creation of a new core area. A bought deal equity and convertible debenture financing closed on August 10, and raised proceeds of $175.2 million (not $179.2 million as reported in the press release dated August 10) from issuance of subscription receipts and $100 million from issuance of convertible debentures, which will be used to fund a portion of the acquisition. The balance of the acquisition price will be funded with proceeds from a new credit facility. Following the closing of the EnCana property acquisition on or about September 1, 2004, development capital may be re-allocated to the new properties, but material additions to the capital expenditure budget are not expected.

The EnCana assets are a natural complement to existing Harvest properties and proven strategies, given that they are primarily operated, have a high working interest, are made up of large original oil-in-place and gas-in-place properties, and offer significant development opportunities. These properties also increase Harvest's natural gas exposure to approximately 27 Mmcf/d which provides commodity diversification. Once the acquisition is complete, Harvest's RLI will be extended to 7.5. Additionally, due to low royalty rates and operating expenses on the acquired properties, Harvest anticipates its operating netbacks to improve.

Specific elements of the acquisition include:

- Accretion to cash flow, net asset value, production per unit, and reserves per unit;
- Production addition of approximately 19,500 BOE/d (before royalties);
- Proved plus probable reserves of approximately 57.8 mmBOE;
- Increased RLI from 6.7 to 7.5.

The acquisition is expected to close on or about September 1, 2004. Based on Harvest's incremental production from 2004 acquisition activity combined with its existing base of production, volumes added through development and offset by natural production decline, Harvest anticipates the following:

	Fourth Quarter 2004 Estimate	Full Year 2004 Estimate
Average Production Volumes (BOE/d)	37,000 - 38,000	22,500 - 23,500
Royalties (% of revenue)	16.0% – 16.5%	16.5 % - 17.0%
Operating costs ($/BOE)	$7.30 – $7.80	$8.50 - $9.00

The Board of Directors of Harvest Operations Corp. will continue to evaluate distributions on a monthly basis. Although recent acquisition activity is accretive to cash flow per trust unit, Harvest's low payout ratio provides additional cash flow to help fund Harvest's ongoing property enhancement program, acquisition strategy and also facilitate the repayment of debt.

Harvest is pleased to announce the promotion of James A. Campbell to the position of Vice President, Geosciences.

On August 11, 2004, Harvest appointed David J. Rain to the position of Vice President and Chief Financial Officer, replacing David M. Fisher. Mr. Fisher had been with Harvest since October 2002 and Harvest thanks him for his significant contributions and wishes him the best in his future endeavors.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("BOE") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Forward-Looking Information

The following disclosure contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to, factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserve estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available as at August 2004.

Certain Financial Reporting Measures

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas industry in the following MD&A discussion. The measures discussed are widely accepted measures of performance and value within the industry, and are used by analysts and investors to compare and evaluate oil and natural gas producing entities. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader.

Trust Overview

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high quality, mature properties. The Trust employs a conservative approach to the oil and natural gas production business, whereby it acquires high working interest, mature, producing properties and employs distinct management and operational practices. These operational practices include diligent, hands-on management to maintain and maximize production rates, application of technology and selective capital investment to maximize reservoir recovery, enhancing operational efficiencies to control and reduce expenses, and unique marketing arrangements and corporate hedging techniques to effectively manage cash flow. The Trust has operations in the Provost and Red Earth regions of Alberta and in the Carlyle region of Southeastern Saskatchewan.

Industry Overview

Prices	Three month period ended June 30			Six month period ended June 30		
	2004	2003	% Change	**2004**	2003	% Change
West Texas Intermediate crude oil (US$ per barrel)	$ **38.32**	$ 28.91	33%	$ **36.73**	$ 31.39	17%
Edmonton light crude ($ per barrel)	**50.62**	41.10	23%	**48.11**	46.04	4%
Lloyd blend crude oil ($ per barrel)	**36.15**	30.44	19%	**34.68**	34.59	0%
Bow river blend crude oil ($ per barrel)	**47.26**	40.87	16%	**45.79**	44.73	2%
AECO natural gas ($ per mcf)	**6.80**	6.71	1%	**7.00**	7.46	-6%
Alberta Power Pool electricity price ($ per MWh)	**60.15**	50.94	18%	**54.43**	67.37	-19%
Canadian / U.S. dollar exchange rate (C$)	**1.360**	1.398	-3%	**1.339**	1.454	-8%
Bank of Canada bank rate	**2.28%**	3.46%	-34%	**2.50%**	3.28%	-24%

The benchmark price of WTI crude oil impacts Harvest's revenues, because the Trust's primary product is crude oil. Foreign exchange also has an impact on Harvest's revenues because it affects the realized revenues in Canadian dollars for products denominated in U.S. dollars. Although Harvest's natural gas weighting is relatively low, fluctuations in AECO natural gas spot prices also impact the Trust's revenues. This impact is expected to increase once the EnCana acquisition closes, because Harvest's natural gas production weighting will increase to 13% from 2%.

Although the price of WTI in U.S. dollars has increased significantly period on period, crude prices in Canadian dollar terms did not keep pace as a result of the strengthening of the Canadian versus the U.S. dollar and slightly wider differentials for Canadian crude. The overall average increase in WTI of approximately 33% was slightly offset by the 3% increase in the value of the Canadian dollar relative to the U.S. dollar. Edmonton light (posted price for light oil delivered to Edmonton) rose 23% during the second quarter of 2004 relative to the same period of 2003.

The differential between heavy and light crude oil widened slightly in Canadian dollar terms as the lighter crudes were afforded a premium due to their proportionately higher gasoline yield and in response to higher WTI prices.

Harvest has been mostly exposed to swings in world oil prices (WTI) and light to medium/heavy differentials given the fact that, in the past, 97% of production was medium and heavy crude oil. In the second quarter of 2004, light oil made up 34% of total production. Proforma the acquisitions of the Red Earth and EnCana properties, light and medium gravity crude oil will make up 35% and gas and NGL's will make up 18% of total production. This diversification will reduce Harvest's exposure to WTI prices and heavy oil differentials and increase our exposure to North American gas prices.

The average Alberta Electricity System Operator (AESO) electricity price increased in the second quarter of 2004 by approximately 18% over the same period in 2003. The price increase was primarily the result of a higher number of days in which multiple large generators were simultaneously off-line combined with reduced output from a number of the province's low cost gas fired co-generation units. These outages coupled with second quarter year-over-year demand growth of 4% were the leading factors behind the second quarter increase in electricity prices. A 1% increase in AECO natural gas prices also contributed to the second quarter electricity price increases over the same period last year. The 42% decrease in prices seen in the first quarter of 2004 compared to the same period in 2003 continues to drive the cost decrease for the six month period ending June 30. Electricity prices are a significant component of Harvest's operating costs, which management has attempted to hedge through various derivative contracts.

Summary of Quarterly Results

	2004		(Restated - Refer to note 3 of the consolidated financial statements) 2003			
Financial	**Q2**	Q1	Q4	Q3	Q2	Q1
Revenue, net of royalties and hedging	$ **32,503**	$ 30,418	$ 30,474	$ 21,181	$ 17,622	$ 14,738
Operating expense	**13,600**	13,674	12,984	9,661	6,596	6,804
Net operating income	$ **18,903**	$ 16,744	$ 17,490	$ 11,520	$ 11,026	$ 7,934
Net income (loss)	**1,594**	(1,065)	6,134	5,673	1,063	3,468
Per trust unit, basic	**0.02**	(0.13)	0.38	0.45	0.09	0.33
Per trust unit, diluted	**0.02**	(0.13)	0.37	0.44	0.09	0.31
Cash flow from operations	**17,160**	14,839	13,115	16,759	9,547	6,489
Per trust unit, basic (non GAAP)	**0.99**	0.87	0.81	1.35	0.84	0.62
Per trust unit, diluted (non GAAP)	**0.95**	0.84	0.79	1.31	0.82	0.60
Sales Volumes						
Crude oil (bbl/d)	**14,775**	14,626	14,497	11,054	9,371	8,034
Natural gas liquids (bbl/d)	**141**	50	70	77	67	43
Natural gas (mcf/d)	**2,249**	915	1,744	1,453	1,161	875
Total (BOE/d)	**15,291**	14,829	14,858	11,373	9,632	8,223

The above table highlights Harvest's performance for the second quarter of 2004, and the preceding quarters following the Trust's Initial Public Offering in December of 2002.

Net revenues have trended higher since the first quarter of 2003, attributable to increasing production volumes and a strengthening commodity price environment. Production related to the Storm assets will be reflected for all of the third quarter, and production from the EnCana assets will be reflected from the date of closing of that acquisition, currently scheduled for September 1, 2004.

Net income includes both cash and non-cash items. The non-cash items including depletion, depreciation and accretion (DD&A), future income taxes, foreign exchange, and unrealized gain or loss on derivatives can cause the net income to vary significantly. As demonstrated in the above table, net income has not demonstrated the same trend as net revenues. Given that distributions are paid out of cash flow from operations rather than net income, Harvest believes that net income is not necessarily indicative of future cash flows or Harvest's ability to continue making distributions to its unitholders.

Cash flow from operations has demonstrated a steady upward trend, with the exception of a non-recurring foreign exchange gain realized in the third quarter of 2003.

Sales Volumes

Harvest's production consists of light, medium and heavy crude oil, natural gas liquids, and natural gas from properties located in Red Earth, East Central Alberta and Southeastern Saskatchewan. Sales volumes, on a barrel of oil equivalent (BOE) basis, averaged 15,291 BOE/d and 15,060 BOE/d for the three and six month periods ended June 30, 2004, in comparison to 9,632 BOE/d and 8,734 BOE/d for the similar periods ended June 30, 2003. Compared to the second quarter of 2003, the higher average production in the second quarter of 2004 reflects the impact of acquisitions completed during the balance of 2003 and in 2004, as well as the ongoing optimization and development programs conducted by Harvest on its oil and natural gas properties.

Average production of 15,291 BOE/d for the second quarter of 2004 is slightly higher than the 14,829 BOE/d recorded in the previous quarter. The increase in the second quarter volumes is primarily due to successful development and optimization

work primarily at Harvest's Hazelwood and Hayter properties. The shift in production of light, medium and heavy oil in the second quarter of 2004 compared to the second quarter of 2003 is attributable to the light and medium crude oil production acquired in the Carlyle asset transaction in October 2003.

The average daily sales volumes by product were as follows:

	Three month period ended June 30, 2004		Three month period ended June 30, 2003	
Light crude oil (Bbls/d)	**5,216**	**34%**	-	0%
Medium crude oil (Bbls/d)	**4,082**	**27%**	4,232	44%
Heavy crude oil (Bbls/d)	**5,477**	**36%**	5,139	53%
Total oil (Bbls/d)	**14,775**	**97%**	9,371	97%
Natural gas liquids (Bbls/d)	**141**	**1%**	67	1%
Total oil and natural gas liquids (Bbls/d)	**14,916**	**98%**	9,438	98%
Natural gas (mcf/d)	**2,249**	**2%**	1,161	2%
Total oil equivalent (6:1 BOE/d)	**15,291**	**100%**	9,632	100%

	Six month period ended June 30, 2004		Six month period ended June 30, 2003	
Light crude oil (Bbls/d)	**5,134**	**34%**	-	0%
Medium crude oil (Bbls/d)	**4,116**	**27%**	3,488	40%
Heavy crude oil (Bbls/d)	**5,451**	**36%**	5,001	57%
Total oil (Bbls/d)	**14,701**	**98%**	8,489	97%
Natural gas liquids (Bbls/d)	**95**	**1%**	65	1%
Total oil and natural gas liquids (Bbls/d)	**14,796**	**98%**	8,554	98%
Natural gas (mcf/d)	**1,582**	**2%**	1,077	2%
Total oil equivalent (6:1 BOE/d)	**15,060**	**100%**	8,734	100%

Harvest's June 30, 2004 exit rate was approximately 19,200 BOE/d, an 82% increase over the exit rate of 10,556 BOE/d for the period ended June 30, 2003. The exit rate was also 26% higher than the 15,200 BOE/d exit rate as at March 31, 2004. The increases can primarily be attributed to the 4,000 BOE/d production acquired in the Red Earth acquisition and the Carlyle transaction noted above.

In Harvest's MD&A for December 31, 2003, the Trust set a 2004 performance goal of 15,000 – 15,500 BOE/d average production. In the first quarter 2004 report to unitholders, this target was increased by approximately 2,000 BOE/d to 17,000 - 17,500, to reflect the production acquired from the Red Earth and Carlyle transactions noted above. On the expectation that the acquisition of properties from EnCana closes September 1, 2004, Harvest is again increasing its 2004 production volume target by 5,500 - 6,500 BOE/d, for a full year average of 22,500 – 23,500 BOE/d.

Revenues

Revenues net of hedging losses and before royalties were 95% higher in the second quarter of 2004 at $40.8 million, compared to $20.9 million for the same period in 2003. For the first six months of 2004, revenues net of hedging losses and before royalties increased 105% to $79.3 million, compared to $38.6 million recorded for the same period in 2003. Higher net revenues in the three and six months ended June 30, 2004 are as a result of Harvest's higher production volumes as well as higher average commodity prices in 2004 compared to 2003. For the three and six month periods ended June 30, 2004, the average market price was $38.13/BOE and $36.69/BOE, compared to $28.69/BOE and $32.86/BOE for the same periods in the previous year.

The following is a breakdown of average market prices by product for the three and six month periods ended June 30, 2004 and 2003.

	Three month period ended June 30, 2004	Three month period ended June 30, 2003	**Six month period ended June 30, 2004**	Six month period ended June 30, 2003
Product prices:				
Light oil ($/bbl)	$ **44.28**	$ -	$ **42.71**	$ -
Medium oil ($/bbl)	**36.95**	30.05	**36.69**	36.99
Heavy oil ($/bbl)	**33.53**	26.45	**31.17**	28.55
Natural gas liquids ($/bbl)	**30.39**	35.39	**31.60**	30.97
Natural gas ($/mcf)	**5.91**	7.15	**5.78**	6.68
BOE ($/BOE)	$ **38.13**	$ 28.69	$ **36.69**	$ 32.86

Operating Netbacks

The following is a summary of Harvest's operating netbacks:

	(Amounts expressed are $/BOE)			
	Three month period ended June 30, 2004	Three month period ended June 30, 2003	**Six month period ended June 30, 2004**	Six month period ended June 30, 2003
Market price	$ **38.13**	$ 28.69	$ **36.69**	$ 32.86
Hedging loss	**8.80**	4.34	**7.77**	7.94
Realized price	**29.33**	24.35	**28.92**	24.92
Royalties, net	**5.97**	3.96	**5.96**	4.12
Royalties, percent	**15.7%**	13.8%	**16.2%**	12.5%
Operating costs	**9.77**	7.68	**9.95**	8.66
Netback	$ **13.59**	$ 12.71	$ **13.01**	$ 12.14

Operating netbacks in the second quarter of 2004 were 7% higher than the same period in 2003, and 7% higher in the six month period ended June 30, 2004 compared to 2003. The increase in netbacks is primarily attributable to higher market and realized prices slightly offset by higher royalties and operating costs per BOE, which are addressed below. Netbacks are an indicator of the amount of cash flow per BOE that Harvest realizes before head office expenses and financing charges.

As a result of the Storm transaction and following closing of the EnCana acquisition, Harvest's netbacks are expected to improve as a result of lower operating costs and lower royalty rates. The following table provides a comparison of Harvest's first quarter 2004 netbacks with netbacks realized on the Storm and EnCana properties.

	First Quarter 2004 (Amounts expressed are $/BOE)					
		Harvest		**Storm**[1]		**EnCana**[2]
Price received	$	28.49	$	40.30	$	34.17
Royalties		(5.95)		(9.46)		(4.16)
Operating expenses		(10.13)		(4.48)		(5.75)
Netback	$	12.41	$	26.36	$	24.26

(1) Per Storm's first quarter public data, included in Harvest's July 30, 2004 prospectus

(2) Per EnCana's audited statements included in Harvest's July 30, 2004 prospectus

Royalties

Harvest's net royalties in the second quarter of 2004 totaled $8.3 million ($5.97/BOE), and were 150% higher than the same period in 2003 of $3.3 million ($3.96/BOE). For the six month period ended June 30, 2004, Harvest's net royalties were $16.3 million ($5.96/BOE), an increase of 163% compared to $6.2 million ($4.12/BOE) for the same period in 2003.

Higher net royalties in 2004 compared to 2003 is due to the change in Harvest's royalty structure as the result of the addition of the higher royalty burdened Carlyle properties acquired in the fourth quarter of 2003. Royalty expense as a percentage of revenues before hedging increased from 13.8% to 15.7% in the second quarter and from 12.5% to 16.2% in the six months ended June 30, 2004 compared to the same period the previous year. Royalties as a percentage of revenues are expected to decline in future quarters due to lower royalty rates for the EnCana property acquisition.

Operating Expenses

Harvest's operating expenses were $13.6 million ($9.77/BOE) and $27.3 million ($9.95/BOE) for the three and six month periods ended June 30, 2004. This compares to $6.6 million ($7.68/BOE) and $13.4 million ($8.66/BOE) for the same periods in 2003.

The $2.09/BOE increase in unit operating expenses during the second quarter of 2004 compared to the second quarter of 2003 reflects the higher per unit operating costs associated with the Carlyle properties acquired in the fourth quarter of 2003.

During the second quarter of 2004, approximately 42% of Harvest's operating costs related to the consumption of electricity. Management has utilized fixed price electricity contracts to mitigate electricity price risk within Alberta. For the balance of the year, Harvest anticipates realizing further benefits from its electricity hedges (with approximately 25 MWh of its estimated Alberta electricity usage hedged at an average price of $45.34 per MWh) and capital expenditures of approximately $4.9 million in 2004 being dedicated to power efficiency projects. The increased exposure to natural gas production associated with the EnCana assets will provide a natural hedge to electricity prices and power costs.

The second quarter 2004 operating cost figure of $9.77/BOE is in line with Harvest's performance goals set out in the December 31, 2003 MD&A. Further efficiencies realized from the Harvest capital program coupled with additional production volumes from the Storm and EnCana asset purchases are expected to reduce the overall 2004 average unit operating expenses to approximately $8.50 - $9.00/BOE. In addition, the impact of lower operating cost production associated with the Storm and EnCana assets will further reduce consolidated operating costs per BOE.

General and Administration Expenses

The portion of general and administrative expenditures charged against income totaled $2.0 million ($1.43/BOE) and $3.5 million ($1.29/BOE), respectively for the three and six month periods ended June 30, 2004. This compares to $0.8 million ($0.92/BOE) and $1.5 million ($0.98/BOE) for the same periods in 2003. The increase in general and administrative expenses on a per BOE basis quarter over quarter, is the result of a build-up of staff and systems required to operate a

growing enterprise, and approximately $0.2 million related to unit appreciation right expenses as the result of adopting the new CICA recommendations on stock based compensation. Harvest's general and administrative expenses charged against income is anticipated to decrease to approximately $0.90-$1.00/BOE for the 2004 calendar year due to anticipated economies of scale following the Storm and EnCana acquisitions.

During the three and six month periods ended June 30, 2004, $0.5 million and $1.1 million of general and administrative costs were capitalized with regards to field enhancement and acquisition activities, while $0.4 million and $0.5 million were capitalized for the same respective periods in 2003.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and amortization of deferred financing charges were $1.0 million and $2.2 million for the three and six month periods ended June 30, 2004, respectively, compared to $1.1 million and $2.2 million for the same periods in 2003.

Depletion, Depreciation and Accretion

Harvest's depletion, depreciation, and accretion expense totaled $12.8 million and $25.0 million for the three and six month periods ended June 30, 2004, respectively. This compares to the depletion, depreciation and accretion expense total of $7.8 million and $13.5 million for the same periods in 2003.

For the three and six month periods ended June 30, 2004, the total depletion, depreciation and accretion expense primarily consists of: crude oil and natural gas properties depletion and depreciation of $10.1 million and $19.7 million; depletion of capitalized asset retirement costs of $1.8 million and $3.6 million; and approximately $0.9 million and $1.7 million for accretion on the asset retirement obligation. The depletion rate for oil and natural gas properties was approximately $8.55/BOE and $8.53/BOE for the three and six months ended June 30, 2004, respectively, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred, capitalization of general and administrative expenses and the long-lived asset retirement costs. For the three and six month periods ended June 30, 2004, Harvest's depletion rate is lower compared to the same periods in 2003. This reduction in the depletion rate in 2004 is attributable to the addition of the Carlyle properties acquired in the fourth quarter of 2003, as well as reserve additions through acquisitions and positive reserve revisions.

For the three and six month periods ending June 30, 2003 respectively, the total depletion, depreciation and accretion expense primarily consists of: crude oil and natural gas properties depletion and depreciation of $6.9 million and $12.1 million; depletion of capitalized asset retirement costs of $1.0 million and $1.7 million; and approximately $0.4 million and $0.7 million for accretion on the asset retirement obligation. The depletion rate for oil and natural gas properties was approximately $9.02/BOE and $8.75/BOE.

It is anticipated that the depletion, depreciation and accretion expense per BOE will increase following the Red Earth acquisition due to the purchase price allocation which includes a future tax balance.

Future taxes

Future taxes for the three month period ended June 30, 2004 and 2003 are comprised of approximately $1.6 million in recoveries and $0.7 million in expense, respectively.

The estimated value of the tax pools associated with the Storm transaction will be less than the book value of the net assets acquired, resulting in a future tax liability of $36.5 million on Harvest's balance sheet. Nonetheless, following completion of the Storm transaction, other than an increase in large corporation tax, neither the Trust nor its operating subsidiaries anticipate paying cash income taxes in 2004. Similarly, Harvest does not anticipate cash taxes associated with the acquisition of the EnCana assets.

Liquidity and Capital Resources

The Trust's capital investment and operational enhancement programs, as well as current financial commitments are expected to be supported by cash flow from operations net of distributions, bank credit facilities and Unitholder reinvestment of distributions through the distribution reinvestment plan.

For the three and six months ended June 30, 2004, the Trust's cash flow from operations was $17.2 million and $32.0 million and net income was $1.6 million and $0.5 million. For the same periods in 2003, cash flow from operations was $9.5 million and $16.0 million and net income was $1.1 million and $4.5 million.

The Trust's net debt (working capital plus demand loan) at June 30, 2004 was $145 million, which is an increase of $91.4 million in comparison to net debt of $53.6 million as at December 31, 2003. The increase is primarily the result of the plan of arrangement with Storm whereby Harvest paid cash of $75 million to Storm's shareholders, assumed Storm's debt of $58.5 million and working capital deficit of approximately $6.7 million.

During the second quarter of 2004, the Trust declared $11.0 million in distributions payable to unitholders; $0.20 per trust unit for each of April, May and June 2004. Of the distributions paid, $1.9 million was reinvested into the Trust by unitholders through the issue of 140,426 trust units under the Distribution Reinvestment Plan ("DRIP"). This reflects 19% participation under the DRIP. The Trust will continue to declare its distributions monthly, and consistent with the preceding 19 months, the August 15, 2004 payment has been confirmed at $0.20 per trust unit. The distributions will continue to be financed with cash flow from operations. Harvest anticipates its payout ratio, which is the ratio of distributions to cash flow from operations, to decline to below 45% after the acquisition of the EnCana assets. This low payout ratio will provide Harvest significant flexibility in servicing its outstanding debt and financing capital and acquisition activities.

A breakdown of the Trust's outstanding trust units and potentially dilutive elements are as follows:

	As at March 31, 2004	As at June 30, 2004
Trust units outstanding	17,281,528	20,228,860
Exchangeable shares outstanding(1)	-	600,587
Trust unit rights outstanding(2)	1,063,725	1,168,100
Convertible debentures(3)	59,000	57,795

(1) Exchangeable into trust units at the election of the holder at any time
(2) Exercisable at an average price of $6.62 per trust unit as at June 30, 2004 and $6.39 per trust unit as at March 31, 2004
(3) Each debenture has a face value of $1,000 and is convertible, at the option of the holder at any time, into trust units at a price of $14.00 per trust unit. The Trust may also elect to redeem the debentures upon maturity with the issue of trust units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date

Capital Expenditures

Capital expenditures, excluding the plan of arrangement with Storm, totaled $8.6 million for the three month period ended June 30, 2004, resulting in year to date capital expenditures of $20.6 million. The capital expenditures were dedicated to ongoing optimization and development of existing assets. This compares to $19.1 million spent in the second quarter of 2003 and $25.0 million for the six months ending June 30, 2003. Total consideration for the plan of arrangement with Storm was approximately $189 million, bringing the Trust's total capital expenditures in the second quarter to $198 million, including acquisitions.

Excluding acquisitions, Harvest continues to expect full year 2004 capital expenditures of approximately $42 to $45 million, and will be focused on production, reserve additions, and operating efficiency programs. Harvest expects to reallocate capital for the properties acquired in the EnCana acquisition, but does not anticipate a material increase to its 2004 capital budget.

Future Liquidity Requirements

From time to time the Trust may require external financing, through both debt and equity, to maintain its business plan of growing through acquisitions and capital expenditures. Harvest's ability to obtain the necessary financing is subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest

and foreign exchange rates. Adverse changes in these factors could require Harvest's Management to alter the current business plan of the Trust.

As a result of the EnCana asset acquisition, Harvest anticipates a significant increase in its bank credit facilities. Harvest has received from National Bank of Canada, a fully underwritten commitment for credit facilities totaling $440 million. The credit facilities will be used to finance the EnCana acquisition, for general corporate purposes and to refinance Harvest's existing revolving credit facility. The incremental borrowing capacity combined with the issue of subscription receipts and the convertible debentures, which closed August 10, 2004, are expected to be sufficient to finance the $526 million acquisition. However, dependent upon market conditions, the Trust will consider additional financings in the form of convertible debentures or trust units to strengthen the balance sheet, expand the capital program or to finance additional acquisitions. The Trust currently has access to and may also utilize bridge financing, similar to that used in 2003, if required.

Following the EnCana purchase, the Trust anticipates that the remaining borrowing capacity, cash flow generated from operating activities and funds from the DRIP will be sufficient for the Trust to pay unitholder distributions, service interest obligations associated with the convertible debentures and carry out the anticipated optimization and development capital expenditures currently contemplated.

Contractual Obligations

The Trust has entered into the following contractual obligations:

	Maturity			
Annual Contractual Obligation ($ thousands)	Less than 1 year	Years 1 - 3	Years 4 - 5	After 5 Years
Product transportation agreements	35	39	25	-
Operating and premise leases	325	646	646	-

At June 30, 2004, the Trust had $145 million drawn and approximately $3.3 million in letters of credit outstanding under the credit facility.

As at June 30, 2004 Harvest Operations Corp. has entered into physical and financial contracts for production with average deliveries of approximately 10,603 barrels per day for the balance of 2004 and 9,033 barrels per day in 2005. Harvest has also entered into financial contracts to minimize its exposure to fluctuating electricity prices and the US / Canadian dollar exchange rate. Please see Note 11 to the consolidated financial statements for further details.

Critical Accounting Policies

The Management of the Trust is required to make estimates and assumptions that affect the reported amounts of assets and liabilities when applying Canadian generally accepted accounting principles. Certain accounting policies have been deemed critical by Management in the preparation of the financial results of the Trust. These critical accounting policies are described in the Trust's first quarter report MD&A and include accounting policies related to oil and natural gas operations, the asset retirement obligation and the Trust's unit incentive plan.

Changes in Accounting Policies

Note 2 to the consolidated financial statements describes changes to accounting policies in 2004, including the adoption of the CICA's recommendations related to oil and natural gas accounting, asset retirement obligations and financial instruments.

Transactions with Related Parties

See Note 13 to the consolidated financial statements for a description of related party transactions reflected during the period ended June 30, 2004.

Risk Management Activities

All of Harvest's risk management activities are carried out under policies approved by the Board of Directors. Harvest intends to execute its business plan to create value for unitholders by paying stable monthly distributions and views its risk management activities as a key component of achieving this objective.

As at June 30, 2004 Harvest Operations Corp. had entered into physical and financial contracts for production with a current delivery of approximately 10,603 barrels per day for the balance of 2004 and 9,033 barrels per day in 2005. Harvest has also entered into financial swap and collared contracts for WTI crude oil, LLB differential, US / Canadian dollar exchange rate, electricity and natural gas heat rate. Collectively these contracts had a mark to market unrealized loss of $26.9 million as at June 30, 2004. Please refer to Note 11 in the Consolidated Financial Statements for further information.

Under Harvest's risk management policy, management enters into crude oil based financial and physical contracts to mitigate the risk of price volatility for its expected production. Management also enters into electricity price based swaps to assist in maintaining stable operating costs. Finally, as a further means to manage revenue risks, management has entered into foreign exchange contracts to minimize the effect of adverse foreign exchange fluctuations of the Canadian dollar against the U.S. dollar.

The following table summarizes the risk management activities undertaken by the Trust, the volumes hedged and the associated unrecognized mark to market gains and losses as at June 30, 2004:

	Maturity		
	2004	2005	2006
Volumes Hedged			
West Texas intermediate crude oil price based swaps (bbls/d)	3,853	1,033	-
West Texas intermediate crude oil price based collars (bbls/d)	5,500	4,000	-
West Texas intermediate crude oil price based floors (bbls/d)	1,250	4,000	
Lloyd blend crude oil price based swaps (bbls/d)	4,500	-	-
Alberta electricity price based swaps (MW)	25	15	3
Electricity heat rate (GJ/MWh)	-	5	-
Canadian / U.S. dollar based swap (U.S. $ million)	3	-	-

	Maturity		
	2004	2005	2006
Mark to Market Gains (Losses) ($ thousands)			
West Texas intermediate crude oil price based swaps	(10,987)	(6,067)	-
West Texas intermediate crude oil price based collars	(10,686)	(3,124)	-
West Texas intermediate crude oil price based options	(854)	(1,207)	
Lloyd blend crude oil price based swaps	2,280	-	-
Alberta electricity price based swaps	1,773	1,596	285
Electricity heat rate	-	113	-
Canadian / U.S. dollar put option	12	-	-
	(18,462)	(8,689)	285

Taxability of Cash Distributions paid to Unitholders

Harvest declared and paid distributions of $0.20 per trust unit in each month of the first and second quarters of 2004. Cash distributions are comprised of a taxable (dividend) portion, and a return of capital portion (tax deferred). Harvest anticipates that between 10% and 25% of the distributions will be a return of capital in 2004. Harvest anticipates that cash distributions will be highly taxable in 2005 pro forma the EnCana asset acquisition.

Key Performance Indicators and 2004 Outlook

Based upon current operations and assuming the successful completion of the EnCana asset acquisition on September 1, 2004, the following table provides guidance in respect to 2004 and relative performance for the past year:

	Results Q2 2004	Performance Goals Full Year 2004	Results Full Year 2003
Daily production (BOE/d)	**15,291**	22,500 - 23,500	11,040
Average Royalty Rate, net	**15.7%**	16.5%-17.0%	14.3%
Operating expense ($/BOE)	**$9.77**	$8.50-$9.00	$8.94

Harvest plans to continue with its business plan of acquiring and operating high quality, mature crude oil and natural gas properties that can be enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new areas in the Western Canadian sedimentary basin that can provide the required growth and stability for sustainable distributions and growth in net asset value per unit.

It is important to note that the above figures are estimates based upon management's current expectations. The ultimate results may vary, perhaps materially.

Sensitivities

The table below indicates the impact of changes in key variables on Harvest's cash flow and distributions for the balance of 2004, including the impacts of the hedging program. The figures in this table are provided for directional information only and are based on the units outstanding as at June 30, 2004.

	Variable				
	WTI price/bbl	Heavy Oil LLB differential/bbl	Crude Oil production	Canadian bank prime rate	Foreign exchange Cdn. / U.S.
Assumption	$40.30 US	$10.00 US	32,000 bbl/d	4.25%	1.31
Change (plus or minus)	$1.00 US	$1.00 US	1,000 bbl/d	1.00%	0.01
Cash flow from operations ($000's)	$3,500	$2,500	$4,700	$1,300	$1,100
Per trust unit, basic	$0.15	$0.10	$0.20	$0.05	$0.05
Per trust unit, diluted	$0.10	$0.07	$0.14	$0.04	$0.03
Payout ratio	1.0%	0.7%	1.3%	0.4%	0.3%

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Trust units of Harvest are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". For further information on Harvest, please visit our website at www.harvestenergy.ca.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB T2P 0L4 Canada
David J. Rain Vice President & CFO	**Phone: (403) 265-1178** **Toll Free: (866) 666-1178**
Cindy Gray Communications Advisor gray@harvestenergy.ca	Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**

Harvest Energy Trust

Consolidated Balance Sheets
(thousands of dollars)

		June 30, 2004		(Restated, Note 3) December 31, 2003
Assets		*(Unaudited)*		*(Audited)*
Current assets				
Accounts receivable	$	32,857	$	19,168
Prepaid expenses and deposits		14,652		12,131
		47,509		31,299
Deferred financing charges, net of amortization		672		1,989
Future income tax		-		12,609
Property, plant and equipment *[Notes 3 and 4]*		419,746		210,543
Goodwill *[Note 4]*		20,277		-
	$	488,204	$	256,440
Liabilities and Unitholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	44,001	$	18,083
Cash distributions payable		4,046		3,422
Bank debt *[Note 5]*		144,559		63,349
		192,606		84,854
Commodity derivative contracts *[Note 11]*		9,732		-
Asset retirement obligation *[Notes 3 and 4]*		50,007		42,009
Future income tax *[Note 4]*		19,640		-
		271,985		126,863
Unitholders' equity				
Unitholders' capital *[Notes 4 and 7]*		162,859		117,407
Exchangeable shares *[Notes 4 and 8]*		8,870		-
Equity bridge notes *[Notes 6 and 13]*		25,000		25,000
Convertible debentures *[Note 10]*		55,129		-
Accumulated income		17,584		19,478
Contributed surplus		630		239
Accumulated cash distributions		(53,853)		(32,547)
		216,219		129,577
	$	488,204	$	256,440

Subsequent events [Note 14]
Contingencies [Note 15]
See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

Director   Director

Harvest Energy Trust

Consolidated Statements of Income and Accumulated Income
(Unaudited)
(thousands of dollars, except per trust unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
		(Restated, Note 3)		*(Restated, Note 3)*
Revenue				
Oil and natural gas sales	$ **53,057**	$ 24,639	$ **100,557**	$ 50,869
Royalty expense, net	**(8,305)**	(3,289)	**(16,331)**	(6,213)
Hedging loss	**(12,249)**	(3,727)	**(21,304)**	(12,296)
Mark to market loss on commodity derivative contracts *[Note 11]*	**(4,241)**	-	**(9,732)**	-
	28,262	17,623	**53,190**	32,360
Expenses				
Operating	**13,600**	6,596	**27,274**	13,400
General and administrative	**1,992**	789	**3,545**	1,520
Interest	**364**	672	**882**	1,378
Amortization of deferred finance charges	**593**	406	**1,338**	813
Depletion, depreciation and accretion	**12,824**	8,301	**24,940**	14,527
Foreign exchange gain	**(1,222)**	(984)	**(1,289)**	(3,487)
	28,151	15,780	**56,690**	28,151
Income (loss) before taxes	**111**	1,843	**(3,500)**	4,209
Taxes				
Large corporation tax	**120**	32	**136**	52
Future tax expense (recovery)	**(1,603)**	747	**(4,166)**	(376)
Net income for the period	**1,594**	1,064	**530**	4,533
Interest on equity bridge notes *[Notes 6 and 13]*	**(7)**	-	**(192)**	-
Interest on convertible debentures *[Note 10]*	**(1,314)**	-	**(2,232)**	-
Accumulated income, beginning of period	**17,311**	8,605	**19,478**	5,136
Accumulated income, end of period	$ **17,584**	$ 9,669	$ **17,584**	$ 9,669
Net income (loss) per trust unit *[Notes 7 and 9]*				
Income (loss) per trust unit, basic	$ **0.02**	$ 0.09	$ **(0.11)**	$ 0.42
Income (loss) per trust unit, diluted	$ **0.02**	$ 0.09	$ **(0.11)**	$ 0.41

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statements of Cash Flows (Unaudited)

(thousands of dollars, except per trust unit amounts)

	Three Months Ended June 30 2004	2003 (Restated, Note 3)	Six Months Ended June 30 2004	2003 (Restated, Note 3)
Cash provided by (used in)				
Operating Activities				
Net income for the period	$ 1,594	$ 1,064	$ 530	$ 4,533
Items not requiring cash				
Depletion, depreciation and accretion	12,824	8,301	24,940	14,527
Foreign exchange gain	(697)	(984)	(764)	(3,487)
Amortization of deferred finance charges	593	406	1,338	813
Mark to market loss on commodity derivative contracts *[Note 11]*	4,241	-	9,732	-
Future tax expense (recovery)	(1,603)	747	(4,166)	(376)
Unit based compensation	208	12	391	25
Cash flow from operations	17,160	9,546	32,001	16,035
Site restoration and reclamation expenditures	(89)	-	(153)	-
Change in non-cash working capital *[Note 12]*	137	(4,490)	(2,159)	1,454
	17,208	5,056	29,689	17,489
Financing Activities				
Issue of trust units, net of costs	(59)	-	(131)	14,096
Issue of trust units under the distribution reinvestment plan, net of costs *[Note 7]*	1,945	2,824	3,180	4,099
Issue of equity bridge notes *[Notes 6 and 13]*	25,000	-	25,000	-
Repayment of equity bridge notes *[Notes 6 and 13]*	-	-	(25,000)	-
Interest on equity bridge notes	-	-	(850)	-
Issuance of convertible debentures, net of costs	-	-	57,334	-
Interest on convertible debentures	(1,801)	-	(1,801)	-
Increase in bank debt	245,767	27,741	273,265	33,379
Repayment of bank debt	(197,556)	(6,180)	(250,163)	(29,556)
Financing costs	(22)	-	(22)	-
Cash distributions	(11,015)	(6,692)	(21,306)	(13,015)
Change in non-cash working capital *[Note 12]*	589	225	624	585
	62,848	17,918	60,130	9,588
Investing Activities				
Additions to property, plant and equipment	(8,596)	(19,120)	(20,640)	(24,971)
Acquisition of a private company	-	(3,000)	-	(3,000)
Acquisition of Storm Energy Ltd.	(75,000)	-	(75,000)	-
Change in non-cash working capital *[Note 12]*	3,540	(1,439)	5,821	(2,428)
	(80,056)	(23,559)	(89,819)	(30,399)
Decrease in cash and short-term investments	-	(585)	-	(3,322)
Cash and short term investments, beginning of period	-	1,766	-	4,503
Cash and short term investments, end of period	$ -	$ 1,181	$ -	$ 1,181
Cash interest payments	$ 2,203	$ 890	$ 2,721	$ 945
Cash tax payments	$ 50	$ 11	$ 66	$ 47
Cash distributions declared per unit	$ 0.60	$ 0.60	$ 1.20	$ 1.20

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Notes to Consolidated Financial Statements
June 30, 2004
(thousands of dollars, except per trust unit amounts)

1. Significant accounting policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these interim consolidated financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of the Trust for the year ended December 31, 2003 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiaries.

2. Changes in accounting policy

a) Full cost accounting guideline

Effective January 1, 2004, the Trust has adopted the CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The changes under the new guideline include modifications to the ceiling test and depletion and depreciation calculations. There were no changes to previously reported net income, property plant and equipment or any other financial statement amounts as a result of the implementation of this guideline.

b) Asset retirement obligation

Effective January 1, 2004, the Trust has adopted the CICA Handbook standard for accounting for asset retirement obligation. The new standard requires the Trust to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and the normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and depleted and depreciated using the unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligations.

c) Financial instruments

Effective January 1, 2004, the Trust has implemented CICA Accounting Guideline 13 "Hedging Relationships". This guideline addresses the identification, designation and effectiveness of financial contracts for the purpose of applying hedge accounting. Under this guideline, financial derivative contracts must be designated to the underlying revenue or expense stream that they are intended to hedge, and tested to ensure they remain sufficiently effective. For transactions that do not qualify as designated hedges, the Trust applies a fair value method of accounting by initially recording an asset or liability, and recognizing changes in the fair value of the derivative instruments in income [Note 11].

d) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business [Note 4]. The goodwill balance is assessed for impairment annually at year-end, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The test for impairment is carried by the comparison of the carrying amount to the fair value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the

consolidated Trust to the identifiable assets and liabilities at their fair values. The excess of this allocation is the fair value of goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

3. Asset retirement obligation

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $90 million which will be incurred between 2004 and 2019. The majority of the costs will be incurred between 2015 and 2019. A credit-adjusted risk-free rate of 7.5 percent was used to calculate the fair value of the asset retirement obligations reflected as $50.0 million at June 30, 2004. None of these balances reflect salvage values which the Company anticipates it will recover on completion of the related asset retirements.

A reconciliation of the asset retirement obligation is provided below:

($000)	Three month period ended June 30	
Asset retirement obligations	**2004**	2003
Balance, beginning of period	$ **42,744**	$ 15,858
Liabilities incurred in the period	**6,477**	11,406
Liabilities settled in the period	**(89)**	-
Accretion expense	**875**	391
Balance, end of period	$ **50,007**	$ 27,655

($000)	Six month period ended June 30		Year ended
Asset retirement obligations	**2004**	2003	December 31, 2003
Balance, beginning of period	$ **42,009**	$ 15,566	$ 15,566
Liabilities incurred in the period	**6,477**	11,406	25,175
Liabilities settled in the period	**(153)**	-	(577)
Accretion expense	**1,674**	683	1,845
Balance, end of period	$ **50,007**	$ 27,655	$ 42,009

The effect of the change in accounting policy [Note 2] has been recorded retroactively with restatement of prior periods as follows:

($000)	As at
Balance sheet	December 31, 2003
Asset retirement costs, included in property, plant and equipment	$ 35,166
Asset retirement obligations	42,009
Site restoration provision	(4,899)
Future income tax	1,024
Accumulated income	$ (1,498)

($000) *Income statement*	Three month period ended June 30, 2004	Six month period ended June 30, 2004
Accretion expense	$ 391	$ 683
Depletion and depreciation on asset retirement costs	974	1,700
Site restoration and reclamation	(818)	(1,383)
Future tax recovery	(430)	(614)
Net earnings change	(117)	(386)
Net income change per trust unit, basic	(0.01)	(0.04)
Net income change per trust unit, diluted	$ (0.01)	$ (0.04)

4. Plan of Arrangement with Storm Energy Ltd.

On June 30, 2004, the Trust completed a Plan of Arrangement with Storm Energy Ltd. ("Storm"). Under this plan, the Trust acquired certain oil and natural gas producing properties for total consideration of approximately $189 million. This amount consisted of the issuance of 2,720,837 trust units at a price of $14.77 per unit [Note 7], the issuance of 600,587 exchangeable shares [Note 8], $75 million in cash, the assumption of approximately $58.5 million in debt and a working capital deficit of $6.7 million. The acquisition was financed with the new credit facility [Note 5] and with a draw on the equity bridge notes [Note 6]. This transaction has been accounted for using the purchase price method.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Trust has not yet completed its final calculation of the assets acquired and liabilities assumed and therefore, the purchase price allocation may be subject to change.

	Amount ($000s)
Property, plant & equipment	$ 211,829
Goodwill	20,277
Working capital deficiency	(6,669)
Bank debt	(58,452)
Asset retirement obligation	(6,477)
Future income tax	(36,455)
	$ 124,053
Consideration for the acquisition:	
Cash	$ 75,000
Issuance of trust units	40,183
Issuance of exchangeable shares	8,870
	$ 124,053

5. Bank debt

On June 30, 2004, Harvest Operations Corp. entered into a credit agreement with a syndicate of Canadian chartered banks and the Alberta Treasury Branches. This facility consists of a $145 million production loan, a $15 million operating loan and a U.S.$18.8 million mark to market credit to be used for financial instrument hedging. The term of the facility is to June 29, 2005. The facility permits drawings in Canadian or U.S. dollars, and includes bankers acceptances, LIBOR loans and letters of credit. Outstanding balances bear interest at rates ranging from 0% to 2.25% above the applicable Canadian or U.S. prime rate depending upon the type of borrowing and the ratio of debt to annualized cash flow. The debt is secured by a $250 million debenture with a floating charge over all of the assets of the Corporation, and a guarantee by the Trust and its subsidiaries. Distributions to the

Trust's Unitholders, and payments on the Equity Bridge notes [Note 6], and the convertible debentures [Note 10] are subordinate to the bank debt. The credit facility agreement includes certain restrictive covenants, including a working capital ratio of at least one to one and a requirement that Harvest not hedge more than 75% of its net after royalty production.

6. Equity bridge notes

On January 26 and 29, 2004, the Trust repaid the two equity bridge notes outstanding in the amounts of $7.4 million and $17.6 million, respectively. During the month, the Trust also paid the accrued and outstanding interest in the amount $850,000.

On June 29, 2004, the Trust drew $25 million under the equity bridge note agreement that is with a corporation controlled by a director of Harvest Operations Corp. Interest in respect of the equity bridge notes accrues at 10% per annum and is a charge to unitholders' equity and is not included in income.

7. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

(b) Issued

	Number of units	Amount ($000s)
As at December 31, 2003	17,109,006	$ 117,407
Unit appreciation rights exercise (i)	6,250	57
Storm Plan of Arrangement (ii)	2,720,837	40,183
Convertible debenture conversions (iii)	157,497	2,163
Distribution reinvestment plan issuance (iv)	235,270	3,180
Trust unit issue costs	-	(131)
As at June 30, 2004	20,228,860	$ 162,859

(i) On March 17, 2004, 6,250 trust unit appreciation rights were exercised for proceeds of $57,000.

(ii) On June 30, 2004, 2,720,837 trust units were issued under the Plan of Arrangement with Storm Energy Ltd. [Note 4].

(iii) For the six month period ended June 30, 2004, 2,205 convertible debentures were converted at the option of the holders, into 157,497 trust units and $32,000 in accrued interest and fractional units. [Note 10].

(iv) For the three and six month periods ended June 30, 2004, 140,426 trust units in the amount of $1.9 million and 235,270 trust units in the amount of $3.2 million were issued under the distribution reinvestment plan ("DRIP"), respectively.

(c) Per trust unit information

The following table summarizes the trust units used in calculating income per trust unit:

	Three months ended June 30	
	2004	2003
Weighted average trust units outstanding	**17,382,068**	11,351,728
Weighted average exchangeable shares outstanding	**6,600**	-
Weighted average trust units outstanding, basic	**17,388,668**	11,351,728
Effect of trust unit appreciation rights	**420,130**	226,795
Weighted average trust units outstanding, diluted	**17,808,798**	11,578,523

	Six months ended June 30	
	2004	2003
Weighted average trust units outstanding	**17,281,383**	10,891,161
Weighted average exchangeable shares outstanding	**3,300**	-
Weighted average trust units outstanding, basic	**17,284,683**	10,891,161
Effect of trust unit appreciation rights	**392,624**	190,578
Weighted average trust units outstanding, diluted	**17,677,307**	11,081,739

The income (loss) per trust unit is calculated on the basis of net income available to the Trust Unitholder, and as such deducts the interest on the equity bridge notes and convertible debentures in the numerator of the calculation.

8. Exchangeable shares

(a) Authorized

Harvest Operations Corp. is authorized to issue an unlimited number of exchangeable shares without nominal or par value.

(b) Issued

Exchangeable shares, series 1	Number	Amount ($000s)
Storm Plan of Arrangement (i)	600,587	$ 8,870
As at, June 30, 2004	600,587	$ 8,870

(i) On June 30, 2004, 600,587 exchangeable shares, series 1 were issued at $14.77 per exchangeable share as partial consideration for the Plan of Arrangement with Storm [Note 4]. The exchangeable shares had an exchange ratio of 1:1 as at June 30, 2004.

The exchangeable shares, series 1 can be converted at the option of the holder at any time into trust units. The number of trust units issued to the holder upon conversion is based upon the applicable exchange ratio at that time. The exchange ratio is calculated monthly and adjusts to account for distributions paid to unitholders during the period that the exchangeable shares are outstanding. The exchangeable shares are not eligible to receive distributions. The exchangeable shares that have not been converted by the holder, may be redeemed by Harvest Operations Corp. at any date subsequent to June 30, 2006 until June 30, 2009, at which time all remaining exchangeable shares in this series will be redeemed. Harvest Operations Corp. also has the

option to convert up to 20% of the initial amount of the exchangeable shares outstanding annually in the first 90 days of each calendar year, and may also redeem all of the exchangeable shares if the aggregate amount outstanding is less than 500,000.

9. Trust unit incentive plan

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,487,250 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights		Weighted average exercise price
As at December 31, 2003	1,065,150	$	6.86
Granted	133,200		14.48
Cancelled	(15,875)		(8.59)
Exercised in trust units	(6,250)		(5.20)
Exercised in cash	(8,125)		(7.37)
Average reduction in exercise price due to distributions	-		(1.06)
As at June 30, 2004	1,168,100	$	6.62

All of the trust unit rights outstanding vest equally over the four years following their anniversary date.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

	June 30	
	2004	2003
Expected volatility	**27.5%**	27.5%
Risk free interest rate	**4.0%**	3.0%
Expected life of the trust unit rights	**4 years**	4 years
Estimated annual distributions per unit	**$2.40**	$2.40

For the purposes of pro forma disclosures, the estimated fair value of all of the trust unit rights issued subsequent to December 31, 2002 is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust unit amounts would have been accounted for as follows:

(thousands of dollars except per trust unit amounts)		*(Restated, Note 3)*		*(Restated, Note 3)*	
		Three months ended June 30		Six months ended June 30	
		2004	2003	2004	2003
Net income	As reported	$1,594	$1,064	$530	$4,533
	Pro forma	$1,211	$621	($235)	$3,652
Income (loss) per unit - basic	As reported	$0.02	$0.09	($0.11)	$0.41
	Pro forma	($0.01)	$0.06	($0.15)	$0.33
Income (loss) per unit - diluted	As reported	$0.02	$0.09	($0.11)	$0.40
	Pro forma	($0.01)	$0.05	($0.15)	$0.32

During the three and six month periods ended, the Trust has recognized $208,000 and $391,000 in 2004 and $12,000 and $25,000 in 2003 respectively, in compensation expense related to Trust unit rights and included it in general and administrative expense in the consolidated statement of income and accumulated income.

10. Convertible debentures

On January 29, 2004, the Trust closed an issue of 60,000 9% convertible unsecured subordinated debentures due May 31, 2009. Interest on the debentures is payable semi-annually in arrears in equal installments on May 31 and November 30 in each year, commencing May 31, 2004. The debentures are convertible into fully paid and non-assessable trust units at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per trust unit plus a cash payment for accrued interest and in lieu of any fractional trust units resulting on the conversion. The debentures may be redeemed by the Trust at its option in whole or in part subsequent to May 31, 2007, at a price equal to $1,050 per debenture between June 1, 2007 and May 31, 2008 and at $1,025 per debenture between June 1, 2008 and May 31, 2009. Any redemption will include accrued and unpaid interest at such time when completed. The Trust may also elect to redeem the debentures upon maturity with the issue of trust units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date. Under both redemption options, the Trust may elect to pay both the debenture and accrued interest in the form of trust units. A settlement in trust units is subject to specified notice and regulatory approval.

The following table summarizes the issuance and conversions of the convertible debentures:

	Number of debentures	Amount ($000s)
January 29, 2004, issuance	60,000	$ 60,000
Converted for trust units (i)	(2,205)	(2,205)
Convertible debenture issue costs	-	(2,666)
As at June 30, 2004	57,795	$ 55,129

(i) During the three months ended June 30, 2004, 1,205 convertible debentures were converted at the option of the holders, into 86,069 trust units and $21,000 in accrued interest and fractional units.

11. Financial instruments

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices. The following is a summary of the oil sales contracts with price swap or collar features as at June 30, 2004, that have fixed future sales prices:

Commodity swap contracts based on West Texas Intermediate			
			Mark to Market
Daily Quantity	Term	Price per Barrel (Note 1)	Gain (Loss) *($000)*
500 Bbls/d	July through December 2004	U.S. $24.12 ($15.50)	$ (1,544)
1,500 Bbls/d	July through December 2004	U.S. $28.02	(3,200)
1,880 Bbls/d	July through September 2004	U.S. $23.19	(3,194)
1,825 Bbls/d	October through December 2004	U.S. $22.95	(3,049)
500 Bbls/d	January through December 2005	U.S. $24.00	(2,668)
1,100 Bbls/d	January through March 2005	U.S. $22.38	(1,774)
1,030 Bbls/d	April through June 2005	U.S. $22.18	(1,625)
Commodity swap contracts based on the Lloydminster Blend Crude differential			
4,500 Bbls/d	July through December 2004	U.S. $7.82	$ 2,280
Commodity collar contracts based on West Texas Intermediate			
2,500 Bbls/d	July through December 2004	U.S. $22.00 – 28.10	$ (5,287)
3,000 Bbls/d	July through December 2004	U.S. $25.19 – 29.40 ($18.88)	(5,399)
2,500 Bbls/d	January through June 2005	U.S. $28.40 – 32.25 ($21.80)	(2,075)
1,500 Bbls/d	July though December 2005	U.S. $28.17 – 32.10 ($22.33)	(1,049)
2,000 Bbls/d	January though December 2005	U.S. $28.00 – 42.00	-
Note 1	Harvest has sold put options at the average price denoted in parenthesis, for the same volumes as the associated commodity contracts. The counterparty may exercise these options if the respective index falls below the specified price on a monthly settlement basis.		

Commodity option contracts based on West Texas Intermediate				
Daily Quantity	Term	Price per Barrel	Mark to Market Gain (Loss) *($000)*	
1,250 Bbls/d	July through December 2004 - short put	U.S. $24.00	$	(854)
4,000 Bbls/d	January through December 2005 - long put	U.S. $30.00		3,309
1,972 Bbls/d	January through December 2005 - short call	U.S. $30.00		(6,739)
1,972 Bbls/d	January through December 2005 - long call	U.S. $40.00		2,223

The following is a summary of electricity price hedging physical and financial swap contracts entered into by Harvest Operations Corp. to fix the cost of future electricity usage as at June 30, 2004:

Commodity swap contracts based on electricity prices				
Quantity	Term	Price per Megawatt	Mark to Market Gain *($000)*	
15MW	July through December 2004	Cdn $45.83	$	1,203
5MW	January through December 2005	Cdn $43.00		456
9.75MW	July 2004 through March 2006	Cdn $44.50		1,995

Commodity swap contracts based on electricity heat rate				
Swaps	Term	Price	Mark to Market Gain *($000)*	
5MW	January through December 2005	8.40 GJ/MWh	$	113

Foreign Currency Contracts				
Monthly Contract Amount	Term	Contract Rate	Mark to Market Gain *($000)*	
U.S. $3 million	April through December 2004	1.3333 Cdn / U.S.	$	12

At June 30, 2004 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations Corp. was approximately $26.9 million. Harvest Operations Corp. has provided deposits to some counterparties for a portion of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at June 30, 2004, the amounts deposited totaled $13.4 million and are recorded in the prepaid expense and deposits balance.

Upon the implementation of the CICA Accounting Guideline 13, the Trust recorded a liability and a corresponding unrealized mark to market loss of $5.5 million. As at June 30, 2004, the mark to market loss is $9.7 million. The realized losses on all derivative contracts are included in the period in which they are incurred.

12. Change in non-cash working capital

($000)		Three month period ended June 30 2004	2003		Six month period ended June 30 2004	2003
Changes in non-cash working capital items:						
Accounts receivable	$	**(19,161)**	(2,958)	$	**(13,689)**	(1,810)
Prepaid expenses and deposits		**4,657**	(851)		**(2,521)**	(1,834)
Accounts payable and accrued liabilities		**24,226**	(2,045)		**25,918**	2,085
Cash distributions payable		**590**	225		**624**	585
	$	**10,312**	(5,629)	$	**10,332**	(974)
Changes relating to operating activities	$	**137**	(4,490)	$	**(2,159)**	1,454
Changes relating to financing activities		**589**	225		**624**	585
Changes relating to investing activities		**3,540**	(1,439)		**5,821**	(2,428)
Add: Non cash changes		**6,046**	75		**6,046**	(585)
	$	**10,312**	(5,629)	$	**10,332**	(974)

13. Related party transactions

A director and a corporation controlled by a director of Harvest Operations Corp., were repaid and then reissued $25 million under the equity bridge notes during the six month period ended June 30, 2004. The Trust paid $850,000 of the total interest accrued and payable during the year. [Note 6]

A corporation controlled by a director of Harvest Operations Corp. sublets office space and is provided administrative services by Harvest Operations Corp. at fair market value.

14. Subsequent events

On July 15, 2004, the Trust entered into an agreement to purchase oil and natural gas producing properties for $526 million. In conjunction with the acquisition of the properties, the Trust has entered into an underwriting agreement to issue approximately $175 million in subscription receipts and $100 million in 8% convertible unsecured subordinated debentures. The subscription receipts will be exchanged for 12,166,666 trust units upon closing of the acquisition. The balance of the acquisition cost will be funded with a new credit facility arrangement. The new credit facility will be similar to the existing credit facility [Note 5] but will have a $440 million borrowing limit and will be secured by a $750 million debenture. Directors and officers participated in this financing by acquiring 1,845,495 subscription receipts.

On August 4, 2004, Harvest Operations Corp. sold forward U.S.$13.5 million to be settled for Cdn.$17.8 million on August 25, 2004.

Subsequent to June 30, 2004, 9,531 convertible debentures were converted at the option of the holders, into 680,781 trust units and $125,000 in accrued interest and fractional units.

Subsequent to June 30, 2004, 8,430 exchangeable shares were converted into 8,544 trust units.

The following is a summary of the Trust distributions announced and paid subsequent to June 30, 2004:

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP	Total Amount of Distribution *($000)*
June	June 30, 2004	July 15, 2004	83,629	$ 4,046
July	July 31, 2004	August 15, 2004		

Note: The trust units to be distributed under the DRIP for the July distribution have not yet been determined.

15. Contingencies

From time to time, the Trust is involved in litigation or has claims sought against it in the normal course of business operations. Management of the Trust is not currently aware of any claims or actions that would materially affect the Trust's reported financial position or results from operations.

The Trust has letters of credit outstanding in the amount of approximately $3.3 million, related to electricity infrastructure usage. These letters are provided by the Trust's lenders under the availability of the demand loan. The letters expire throughout 2004 and 2005, and are expected to be renewed as required.

FILE NO 82-34779

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Forward-Looking Information

The following disclosure contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to, factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserve estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available as at August 2004.

Certain Financial Reporting Measures

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas industry in the following MD&A discussion. The measures discussed are widely accepted measures of performance and value within the industry, and are used by analysts and investors to compare and evaluate oil and natural gas producing entities. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader.

Trust Overview

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high quality, mature properties. The Trust employs a conservative approach to the oil and natural gas production business, whereby it acquires high working interest, mature, producing properties and employs distinct management and operational practices. These operational practices include diligent, hands-on management to maintain and maximize production rates, application of technology and selective capital investment to maximize reservoir recovery, enhancing operational efficiencies to control and reduce expenses, and unique marketing arrangements and corporate hedging techniques to effectively manage cash flow. The Trust has operations in the Provost and Red Earth regions of Alberta and in the Carlyle region of Southeastern Saskatchewan.

Industry Overview

Prices	Three month period ended June 30				Six month period ended June 30			
	2004		2003	% Change	2004		2003	% Change
West Texas Intermediate crude oil (US$ per barrel)	$	**38.32**	$ 28.91	33%	$	**36.73**	$ 31.39	17%
Edmonton light crude ($ per barrel)		**50.62**	41.10	23%		**48.11**	46.04	4%
Lloyd blend crude oil ($ per barrel)		**36.15**	30.44	19%		**34.68**	34.59	0%
Bow river blend crude oil ($ per barrel)		**47.26**	40.87	16%		**45.79**	44.73	2%
AECO natural gas ($ per mcf)		**6.80**	6.71	1%		**7.00**	7.46	-6%
Alberta Power Pool electricity price ($ per MWh)		**60.15**	50.94	18%		**54.43**	67.37	-19%
Canadian / U.S. dollar exchange rate (C$)		**1.360**	1.398	-3%		**1.339**	1.454	-8%
Bank of Canada bank rate		**2.28%**	3.46%	-34%		**2.50%**	3.28%	-24%

The benchmark price of WTI crude oil impacts Harvest's revenues, because the Trust's primary product is crude oil. Foreign exchange also has an impact on Harvest's revenues because it affects the realized revenues in Canadian dollars for products denominated in U.S. dollars. Although Harvest's natural gas weighting is relatively low, fluctuations in AECO natural gas spot prices also impact the Trust's revenues. This impact is expected to increase once the EnCana acquisition closes, because Harvest's natural gas production weighting will increase to 13% from 2%.

Although the price of WTI in U.S. dollars has increased significantly period on period, crude prices in Canadian dollar terms did not keep pace as a result of the strengthening of the Canadian versus the U.S. dollar and slightly wider differentials for Canadian crude. The overall average increase in WTI of approximately 33% was slightly offset by the 3% increase in the value of the Canadian dollar relative to the U.S. dollar. Edmonton light (posted price for light oil delivered to Edmonton) rose 23% during the second quarter of 2004 relative to the same period of 2003.

The differential between heavy and light crude oil widened slightly in Canadian dollar terms as the lighter crudes were afforded a premium due to their proportionately higher gasoline yield and in response to higher WTI prices.

Harvest has been mostly exposed to swings in world oil prices (WTI) and light to medium/heavy differentials given the fact that, in the past, 97% of production was medium and heavy crude oil. In the second quarter of 2004, light oil made up 34% of total production. Proforma the acquisitions of the Red Earth and EnCana properties, light and medium gravity crude oil will make up 35% and gas and NGL's will make up 18% of total production. This diversification will reduce Harvest's exposure to WTI prices and heavy oil differentials and increase our exposure to North American gas prices.

The average Alberta Electricity System Operator (AESO) electricity price increased in the second quarter of 2004 by approximately 18% over the same period in 2003. The price increase was primarily the result of a higher number of days in which multiple large generators were simultaneously off-line combined with reduced output from a number of the province's low cost gas fired co-generation units. These outages coupled with second quarter year-over-year demand growth of 4% were the leading factors behind the second quarter increase in electricity prices. A 1% increase in AECO natural gas prices also contributed to the second quarter electricity price increases over the same period last year. The 42% decrease in prices seen in the first quarter of 2004 compared to the same period in 2003 continues to drive the cost decrease for the six month period ending June 30. Electricity prices are a significant component of Harvest's operating costs, which management has attempted to hedge through various derivative contracts.

Summary of Quarterly Results

Financial	2004 Q2	2004 Q1	2003 Q4	2003 Q3	2003 Q2	2003 Q1
			(Restated - Refer to note 3 of the consolidated financial statements)			
Revenue, net of royalties and hedging	$ 32,503	$ 30,418	$ 30,474	$ 21,181	$ 17,622	$ 14,738
Operating expense	13,600	13,674	12,984	9,661	6,596	6,804
Net operating income	$ 18,903	$ 16,744	$ 17,490	$ 11,520	$ 11,026	$ 7,934
Net income (loss)	1,594	(1,065)	6,134	5,673	1,063	3,468
Per trust unit, basic	0.02	(0.13)	0.38	0.45	0.09	0.33
Per trust unit, diluted	0.02	(0.13)	0.37	0.44	0.09	0.31
Cash flow from operations	17,160	14,839	13,115	16,759	9,547	6,489
Per trust unit, basic (non GAAP)	0.99	0.87	0.81	1.35	0.84	0.62
Per trust unit, diluted (non GAAP)	0.95	0.84	0.79	1.31	0.82	0.60
Sales Volumes						
Crude oil (bbl/d)	14,775	14,626	14,497	11,054	9,371	8,034
Natural gas liquids (bbl/d)	141	50	70	77	67	43
Natural gas (mcf/d)	2,249	915	1,744	1,453	1,161	875
Total (BOE/d)	15,291	14,829	14,858	11,373	9,632	8,223

The above table highlights Harvest's performance for the second quarter of 2004, and the preceding quarters following the Trust's Initial Public Offering in December of 2002.

Net revenues have trended higher since the first quarter of 2003, attributable to increasing production volumes and a strengthening commodity price environment. Production related to the Storm assets will be reflected for all of the third quarter, and production from the EnCana assets will be reflected from the date of closing of that acquisition, currently scheduled for September 1, 2004.

Net income includes both cash and non-cash items. The non-cash items including depletion, depreciation and accretion (DD&A), future income taxes, foreign exchange, and unrealized gain or loss on derivatives can cause the net income to vary significantly. As demonstrated in the above table, net income has not demonstrated the same trend as net revenues. Given that distributions are paid out of cash flow from operations rather than net income, Harvest believes that net income is not necessarily indicative of future cash flows or Harvest's ability to continue making distributions to its unitholders.

Cash flow from operations has demonstrated a steady upward trend, with the exception of a non-recurring foreign exchange gain realized in the third quarter of 2003.

Sales Volumes

Harvest's production consists of light, medium and heavy crude oil, natural gas liquids, and natural gas from properties located in Red Earth, East Central Alberta and Southeastern Saskatchewan. Sales volumes, on a barrel of oil equivalent (BOE) basis, averaged 15,291 BOE/d and 15,060 BOE/d for the three and six month periods ended June 30, 2004, in comparison to 9,632 BOE/d and 8,734 BOE/d for the similar periods ended June 30, 2003. Compared to the second quarter of 2003, the higher average production in the second quarter of 2004 reflects the impact of acquisitions completed during the balance of 2003 and in 2004, as well as the ongoing optimization and development programs conducted by Harvest on its oil and natural gas properties.

Average production of 15,291 BOE/d for the second quarter of 2004 is slightly higher than the 14,829 BOE/d recorded in the previous quarter. The increase in the second quarter volumes is primarily due to successful development and optimization work primarily at Harvest's Hazelwood and Hayter properties. The shift in production of light, medium and heavy oil in the second quarter of 2004

compared to the second quarter of 2003 is attributable to the light and medium crude oil production acquired in the Carlyle asset transaction in October 2003.

The average daily sales volumes by product were as follows:

	Three month period ended June 30, 2004		Three month period ended June 30, 2003	
Light crude oil (Bbls/d)	**5,216**	**34%**	-	0%
Medium crude oil (Bbls/d)	**4,082**	**27%**	4,232	44%
Heavy crude oil (Bbls/d)	**5,477**	**36%**	5,139	53%
Total oil (Bbls/d)	**14,775**	**97%**	9,371	97%
Natural gas liquids (Bbls/d)	**141**	**1%**	67	1%
Total oil and natural gas liquids (Bbls/d)	**14,916**	**98%**	9,438	98%
Natural gas (mcf/d)	**2,249**	**2%**	1,161	2%
Total oil equivalent (6:1 BOE/d)	**15,291**	**100%**	9,632	100%

	Six month period ended June 30, 2004		Six month period ended June 30, 2003	
Light crude oil (Bbls/d)	**5,134**	**34%**	-	0%
Medium crude oil (Bbls/d)	**4,116**	**27%**	3,488	40%
Heavy crude oil (Bbls/d)	**5,451**	**36%**	5,001	57%
Total oil (Bbls/d)	**14,701**	**98%**	8,489	97%
Natural gas liquids (Bbls/d)	**95**	**1%**	65	1%
Total oil and natural gas liquids (Bbls/d)	**14,796**	**98%**	8,554	98%
Natural gas (mcf/d)	**1,582**	**2%**	1,077	2%
Total oil equivalent (6:1 BOE/d)	**15,060**	**100%**	8,734	100%

Harvest's June 30, 2004 exit rate was approximately 19,200 BOE/d, an 82% increase over the exit rate of 10,556 BOE/d for the period ended June 30, 2003. The exit rate was also 26% higher than the 15,200 BOE/d exit rate as at March 31, 2004. The increases can primarily be attributed to the 4,000 BOE/d production acquired in the Red Earth acquisition and the Carlyle transaction noted above.

In Harvest's MD&A for December 31, 2003, the Trust set a 2004 performance goal of 15,000 – 15,500 BOE/d average production. In the first quarter 2004 report to unitholders, this target was increased by approximately 2,000 BOE/d to 17,000 - 17,500, to reflect the production acquired from the Red Earth and Carlyle transactions noted above. On the expectation that the acquisition of properties from EnCana closes September 1, 2004, Harvest is again increasing its 2004 production volume target by 5,500 - 6,500 BOE/d, for a full year average of 22,500 – 23,500 BOE/d.

Revenues

Revenues net of hedging losses and before royalties were 95% higher in the second quarter of 2004 at $40.8 million, compared to $20.9 million for the same period in 2003. For the first six months of 2004, revenues net of hedging losses and before royalties increased 105% to $79.3 million, compared to $38.6 million recorded for the same period in 2003. Higher net revenues in the three and six months ended June 30, 2004 are as a result of Harvest's higher production volumes as well as higher average commodity prices in 2004 compared to 2003. For the three and six month periods ended June 30, 2004, the average market price was $38.13/BOE and $36.69/BOE, compared to $28.69/BOE and $32.86/BOE for the same periods in the previous year.

The following is a breakdown of average market prices by product for the three and six month periods ended June 30, 2004 and 2003.

	Three month period ended June 30, 2004	Three month period ended June 30, 2003	**Six month period ended June 30, 2004**	Six month period ended June 30, 2003
Product prices:				
Light oil ($/bbl)	$ **44.28**	$ -	$ **42.71**	$ -
Medium oil ($/bbl)	**36.95**	30.05	**36.69**	36.99
Heavy oil ($/bbl)	**33.53**	26.45	**31.17**	28.55
Natural gas liquids ($/bbl)	**30.39**	35.39	**31.60**	30.97
Natural gas ($/mcf)	**5.91**	7.15	**5.78**	6.68
BOE ($/BOE)	$ **38.13**	$ 28.69	$ **36.69**	$ 32.86

Operating Netbacks

The following is a summary of Harvest's operating netbacks:

	(Amounts expressed are $/BOE)			
	Three month period ended June 30, 2004	Three month period ended June 30, 2003	**Six month period ended June 30, 2004**	Six month period ended June 30, 2003
Market price	$ **38.13**	$ 28.69	$ **36.69**	$ 32.86
Hedging loss	**8.80**	4.34	**7.77**	7.94
Realized price	**29.33**	24.35	**28.92**	24.92
Royalties, net	**5.97**	3.96	**5.96**	4.12
Royalties, percent	**15.7%**	13.8%	**16.2%**	12.5%
Operating costs	**9.77**	7.68	**9.95**	8.66
Netback	$ **13.59**	$ 12.71	$ **13.01**	$ 12.14

Operating netbacks in the second quarter of 2004 were 7% higher than the same period in 2003, and 7% higher in the six month period ended June 30, 2004 compared to 2003. The increase in netbacks is primarily attributable to higher market and realized prices slightly offset by higher royalties and operating costs per BOE, which are addressed below. Netbacks are an indicator of the amount of cash flow per BOE that Harvest realizes before head office expenses and financing charges.

As a result of the Storm transaction and following closing of the EnCana acquisition, Harvest's netbacks are expected to improve as a result of lower operating costs and lower royalty rates. The following table provides a comparison of Harvest's first quarter 2004 netbacks with netbacks realized on the Storm and EnCana properties.

	First Quarter 2004 (Amounts expressed are $/BOE)		
	Harvest	Storm[(1)]	EnCana[(2)]
Price received	$ 28.49	$ 40.30	$ 34.17
Royalties	(5.95)	(9.46)	(4.16)
Operating expenses	(10.13)	(4.48)	(5.75)
Netback	$ 12.41	$ 26.36	$ 24.26

(1) Per Storm's first quarter public data, included in Harvest's July 30, 2004 prospectus
(2) Per EnCana's audited statements included in Harvest's July 30, 2004 prospectus

Royalties

Harvest's net royalties in the second quarter of 2004 totaled $8.3 million ($5.97/BOE), and were 150% higher than the same period in 2003 of $3.3 million ($3.96/BOE). For the six month period ended June 30, 2004, Harvest's net royalties were $16.3 million ($5.96/BOE), an increase of 163% compared to $6.2 million ($4.12/BOE) for the same period in 2003.

Higher net royalties in 2004 compared to 2003 is due to the change in Harvest's royalty structure as the result of the addition of the higher royalty burdened Carlyle properties acquired in the fourth quarter of 2003. Royalty expense as a percentage of revenues before hedging increased from 13.8% to 15.7% in the second quarter and from 12.5% to 16.2% in the six months ended June 30, 2004 compared to the same period the previous year. Royalties as a percentage of revenues are expected to decline in future quarters due to lower royalty rates for the EnCana property acquisition.

Operating Expenses

Harvest's operating expenses were $13.6 million ($9.77/BOE) and $27.3 million ($9.95/BOE) for the three and six month periods ended June 30, 2004. This compares to $6.6 million ($7.68/BOE) and $13.4 million ($8.66/BOE) for the same periods in 2003.

The $2.09/BOE increase in unit operating expenses during the second quarter of 2004 compared to the second quarter of 2003 reflects the higher per unit operating costs associated with the Carlyle properties acquired in the fourth quarter of 2003.

During the second quarter of 2004, approximately 42% of Harvest's operating costs related to the consumption of electricity. Management has utilized fixed price electricity contracts to mitigate electricity price risk within Alberta. For the balance of the year, Harvest anticipates realizing further benefits from its electricity hedges (with approximately 25 MWh of its estimated Alberta electricity usage hedged at an average price of $45.34 per MWh) and capital expenditures of approximately $4.9 million in 2004 being dedicated to power efficiency projects. The increased exposure to natural gas production associated with the EnCana assets will provide a natural hedge to electricity prices and power costs.

The second quarter 2004 operating cost figure of $9.77/BOE is in line with Harvest's performance goals set out in the December 31, 2003 MD&A. Further efficiencies realized from the Harvest capital program coupled with additional production volumes from the Storm and EnCana asset purchases are expected to reduce the overall 2004 average unit operating expenses to approximately $8.50 - $9.00/BOE. In addition, the impact of lower operating cost production associated with the Storm and EnCana assets will further reduce consolidated operating costs per BOE.

General and Administration Expenses

The portion of general and administrative expenditures charged against income totaled $2.0 million ($1.43/BOE) and $3.5 million ($1.29/BOE), respectively for the three and six month periods ended June 30, 2004. This compares to $0.8 million ($0.92/BOE) and $1.5 million ($0.98/BOE) for the same periods in 2003. The increase in general and administrative expenses on a per BOE basis quarter over quarter, is the result of a build-up of staff and systems required to operate a growing enterprise, and approximately $0.2 million related to unit appreciation right expenses as the result of adopting the new CICA recommendations on stock based compensation. Harvest's general and administrative expenses charged against income is anticipated to decrease to approximately $0.90-$1.00/BOE for the 2004 calendar year due to anticipated economies of scale following the Storm and EnCana acquisitions.

During the three and six month periods ended June 30, 2004, $0.5 million and $1.1 million of general and administrative costs were capitalized with regards to field enhancement and acquisition activities, while $0.4 million and $0.5 million were capitalized for the same respective periods in 2003.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and amortization of deferred financing charges were $1.0 million and $2.2 million for the three and six month periods ended June 30, 2004, respectively, compared to $1.1 million and $2.2 million for the same periods in 2003.

Depletion, Depreciation and Accretion

Harvest's depletion, depreciation, and accretion expense totaled $12.8 million and $25.0 million for the three and six month periods ended June 30, 2004, respectively. This compares to the depletion, depreciation and accretion expense total of $7.8 million and $13.5 million for the same periods in 2003.

For the three and six month periods ended June 30, 2004, the total depletion, depreciation and accretion expense primarily consists of: crude oil and natural gas properties depletion and depreciation of $10.1 million and $19.7 million; depletion of capitalized asset retirement costs of $1.8 million and $3.6 million; and approximately $0.9 million and $1.7 million for accretion on the asset retirement obligation. The depletion rate for oil and natural gas properties was approximately $8.55/BOE and $8.53/BOE for the three and six months ended June 30, 2004, respectively, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred, capitalization of general and administrative expenses and the long-lived asset retirement costs. For the three and six month periods ended June 30, 2004, Harvest's depletion rate is lower compared to the same periods in 2003. This reduction in the depletion rate in 2004 is attributable to the addition of the Carlyle properties acquired in the fourth quarter of 2003, as well as reserve additions through acquisitions and positive reserve revisions.

For the three and six month periods ending June 30, 2003 respectively, the total depletion, depreciation and accretion expense primarily consists of: crude oil and natural gas properties depletion and depreciation of $6.9 million and $12.1 million; depletion of capitalized asset retirement costs of $1.0 million and $1.7 million; and approximately $0.4 million and $0.7 million for accretion on the asset retirement obligation. The depletion rate for oil and natural gas properties was approximately $9.02/BOE and $8.75/BOE.

It is anticipated that the depletion, depreciation and accretion expense per BOE will increase following the Red Earth acquisition due to the purchase price allocation which includes a future tax balance.

Future taxes

Future taxes for the three month period ended June 30, 2004 and 2003 are comprised of approximately $1.6 million in recoveries and $0.7 million in expense, respectively.

The estimated value of the tax pools associated with the Storm transaction will be less than the book value of the net assets acquired, resulting in a future tax liability of $36.5 million on Harvest's balance sheet. Nonetheless, following completion of the Storm transaction, other than an increase in large corporation tax, neither the Trust nor its operating subsidiaries anticipate paying cash income taxes in 2004. Similarly, Harvest does not anticipate cash taxes associated with the acquisition of the EnCana assets.

Liquidity and Capital Resources

The Trust's capital investment and operational enhancement programs, as well as current financial commitments are expected to be supported by cash flow from operations net of distributions, bank credit facilities and Unitholder reinvestment of distributions through the distribution reinvestment plan.

For the three and six months ended June 30, 2004, the Trust's cash flow from operations was $17.2 million and $32.0 million and net income was $1.6 million and $0.5 million. For the same periods in 2003, cash flow from operations was $9.5 million and $16.0 million and net income was $1.1 million and $4.5 million.

The Trust's net debt (working capital plus demand loan) at June 30, 2004 was $145 million, which is an increase of $91.4 million in comparison to net debt of $53.6 million as at December 31, 2003. The increase is primarily the result of the plan of arrangement with Storm whereby Harvest paid cash of $75 million to Storm's shareholders, assumed Storm's debt of $58.5 million and working capital deficit of approximately $6.7 million.

During the second quarter of 2004, the Trust declared $11.0 million in distributions payable to unitholders; $0.20 per trust unit for each of April, May and June 2004. Of the distributions paid, $1.9 million was reinvested into the Trust by unitholders through the issue of 140,426 trust units under the Distribution Reinvestment Plan ("DRIP"). This reflects 19% participation under the DRIP. The Trust will continue to declare its distributions monthly, and consistent with the preceding 19 months, the August 15, 2004 payment has been confirmed at $0.20 per trust unit. The distributions will continue to be financed with cash flow from operations. Harvest anticipates its payout ratio, which is the ratio of distributions to cash flow from operations, to decline to below 45% after the acquisition of the EnCana assets. This low payout ratio will provide Harvest significant flexibility in servicing its outstanding debt and financing capital and acquisition activities.

A breakdown of the Trust's outstanding trust units and potentially dilutive elements are as follows:

	As at March 31, 2004	As at June 30, 2004
Trust units outstanding	17,281,528	20,228,860
Exchangeable shares outstanding(1)	-	600,587
Trust unit rights outstanding(2)	1,063,725	1,168,100
Convertible debentures(3)	59,000	57,795

(1) Exchan

(2) Exercisable at an average price of $6.62 per trust unit as at June 30, 2004 and $6.39 per trust unit as at March 31, 2004

(3) Each debenture has a face value of $1,000 and is convertible, at the option of the holder at any time, into trust units at a price of $14.00 per trust unit. The Trust may also elect to redeem the debentures upon maturity with the issue of trust units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date

Capital Expenditures

Capital expenditures, excluding the plan of arrangement with Storm, totaled $8.6 million for the three month period ended June 30, 2004, resulting in year to date capital expenditures of $20.6 million. The capital expenditures were dedicated to ongoing optimization and development of existing assets. This compares to $19.1 million spent in the second quarter of 2003 and $25.0 million for the six months ending June 30, 2003. Total consideration for the plan of arrangement with Storm was approximately $189 million, bringing the Trust's total capital expenditures in the second quarter to $198 million, including acquisitions.

Excluding acquisitions, Harvest continues to expect full year 2004 capital expenditures of approximately $42 to $45 million, and will be focused on production, reserve additions, and operating efficiency programs. Harvest expects to reallocate capital for the properties acquired in the EnCana acquisition, but does not anticipate a material increase to its 2004 capital budget.

Future Liquidity Requirements

From time to time the Trust may require external financing, through both debt and equity, to maintain its business plan of growing through acquisitions and capital expenditures. Harvest's ability to obtain the necessary financing is subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest and foreign exchange rates. Adverse changes in these factors could require Harvest's Management to alter the current business plan of the Trust.

As a result of the EnCana asset acquisition, Harvest anticipates a significant increase in its bank credit facilities. Harvest has received from National Bank of Canada, a fully underwritten commitment for credit facilities totaling $440 million. The credit facilities will be used to finance the EnCana acquisition, for general corporate purposes and to refinance Harvest's existing revolving credit facility. The incremental borrowing capacity combined with the issue of subscription receipts and the convertible debentures, which closed August 10, 2004, are expected to be sufficient to finance the $526 million acquisition. However, dependent upon market conditions, the Trust will consider additional financings in the form of convertible debentures or trust units to strengthen the balance sheet, expand the capital program or to finance additional acquisitions. The Trust currently has access to and may also utilize bridge financing, similar to that used in 2003, if required.

Following the EnCana purchase, the Trust anticipates that the remaining borrowing capacity, cash flow generated from operating activities and funds from the DRIP will be sufficient for the Trust to pay unitholder distributions, service interest obligations associated with the convertible debentures and carry out the anticipated optimization and development capital expenditures currently contemplated.

Contractual Obligations

The Trust has entered into the following contractual obligations:

	Maturity			
Annual Contractual Obligation ($ thousands)	Less than 1 year	Years 1 - 3	Years 4 - 5	After 5 Years
Product transportation agreements	35	39	25	-
Operating and premise leases	325	646	646	-

At June 30, 2004, the Trust had $145 million drawn and approximately $3.3 million in letters of credit outstanding under the credit facility.

As at June 30, 2004 Harvest Operations Corp. has entered into physical and financial contracts for production with average deliveries of approximately 10,603 barrels per day for the balance of 2004 and 9,033 barrels per day in 2005. Harvest has also entered into financial contracts to minimize its exposure to fluctuating electricity prices and the US / Canadian dollar exchange rate. Please see Note 11 to the consolidated financial statements for further details.

Critical Accounting Policies

The Management of the Trust is required to make estimates and assumptions that affect the reported amounts of assets and liabilities when applying Canadian generally accepted accounting principles. Certain accounting policies have been deemed critical by Management in the preparation of the financial results of the Trust. These critical accounting policies are described in the Trust's first quarter report MD&A and include accounting policies related to oil and natural gas operations, the asset retirement obligation and the Trust's unit incentive plan.

Changes in Accounting Policies

Note 2 to the consolidated financial statements describes changes to accounting policies in 2004, including the adoption of the CICA's recommendations related to oil and natural gas accounting, asset retirement obligations and financial instruments.

Transactions with Related Parties

See Note 13 to the consolidated financial statements for a description of related party transactions reflected during the period ended June 30, 2004.

Risk Management Activities

All of Harvest's risk management activities are carried out under policies approved by the Board of Directors. Harvest intends to execute its business plan to create value for unitholders by paying stable monthly distributions and views its risk management activities as a key component of achieving this objective.

As at June 30, 2004 Harvest Operations Corp. had entered into physical and financial contracts for production with a current delivery of approximately 10,603 barrels per day for the balance of 2004 and 9,033 barrels per day in 2005. Harvest has also entered into financial swap and collared contracts for WTI crude oil, LLB differential, US / Canadian dollar exchange rate, electricity and natural gas heat rate. Collectively these contracts had a mark to market unrealized loss of $26.9 million as at June 30, 2004. Please refer to Note 11 in the Consolidated Financial Statements for further information.

Under Harvest's risk management policy, management enters into crude oil based financial and physical contracts to mitigate the risk of price volatility for its expected production. Management also enters into electricity price based swaps to assist in maintaining stable operating costs. Finally, as a further means to manage revenue risks, management has entered into foreign exchange contracts to minimize the effect of adverse foreign exchange fluctuations of the Canadian dollar against the U.S. dollar.

The following table summarizes the risk management activities undertaken by the Trust, the volumes hedged and the associated unrecognized mark to market gains and losses as at June 30, 2004:

	Maturity		
	2004	2005	2006
Volumes Hedged			
West Texas intermediate crude oil price based swaps (bbls/d)	3,853	1,033	-
West Texas intermediate crude oil price based collars (bbls/d)	5,500	4,000	-
West Texas intermediate crude oil price based floors (bbls/d)	1,250	4,000	
Lloyd blend crude oil price based swaps (bbls/d)	4,500	-	-
Alberta electricity price based swaps (MW)	25	15	3
Electricity heat rate (GJ/MWh)	-	5	-
Canadian / U.S. dollar based swap (U.S. $ million)	3	-	-

	Maturity		
	2004	2005	2006
Mark to Market Gains (Losses) ($ thousands)			
West Texas intermediate crude oil price based swaps	(10,987)	(6,067)	-
West Texas intermediate crude oil price based collars	(10,686)	(3,124)	-
West Texas intermediate crude oil price based options	(854)	(1,207)	
Lloyd blend crude oil price based swaps	2,280	-	-
Alberta electricity price based swaps	1,773	1,596	285
Electricity heat rate	-	113	-
Canadian / U.S. dollar put option	12	-	-
	(18,462)	(8,689)	285

Taxability of Cash Distributions paid to Unitholders

Harvest declared and paid distributions of $0.20 per trust unit in each month of the first and second quarters of 2004. Cash distributions are comprised of a taxable (dividend) portion, and a return of capital portion (tax deferred). Harvest anticipates that between 10% and 25% of the distributions will be a return of capital in 2004. Harvest anticipates that cash distributions will be highly taxable in 2005 pro forma the EnCana asset acquisition.

Key Performance Indicators and 2004 Outlook

Based upon current operations and assuming the successful completion of the EnCana asset acquisition on September 1, 2004, the following table provides guidance in respect to 2004 and relative performance for the past year:

	Results Q2 2004	Performance Goals Full Year 2004	Results Full Year 2003
Daily production (BOE/d)	**15,291**	22,500 - 23,500	11,040
Average Royalty Rate, net	**15.7%**	16.5%-17.0%	14.3%
Operating expense ($/BOE)	**$9.77**	$8.50-$9.00	$8.94

Harvest plans to continue with its business plan of acquiring and operating high quality, mature crude oil and natural gas properties that can be enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new areas in the Western Canadian sedimentary basin that can provide the required growth and stability for sustainable distributions and growth in net asset value per unit.

It is important to note that the above figures are estimates based upon management's current expectations. The ultimate results may vary, perhaps materially.

Sensitivities

The table below indicates the impact of changes in key variables on Harvest's cash flow and distributions for the balance of 2004, including the impacts of the hedging program. The figures in this table are provided for directional information only and are based on the units outstanding as at June 30, 2004.

	Variable				
	WTI price/bbl	Heavy Oil LLB differential/bbl	Crude Oil production	Canadian bank prime rate	Foreign exchange Cdn. / U.S.
Assumption	$40.30 US	$10.00 US	32,000 bbl/d	4.25%	1.31
Change (plus or minus)	$1.00 US	$1.00 US	1,000 bbl/d	1.00%	0.01
Cash flow from operations ($000's)	$3,500	$2,500	$4,700	$1,300	$1,100
Per trust unit, basic	$0.15	$0.10	$0.20	$0.05	$0.05
Per trust unit, diluted	$0.10	$0.07	$0.14	$0.04	$0.03
Payout ratio	1.0%	0.7%	1.3%	0.4%	0.3%

For the three and six month periods ended June 30, 2004

Harvest Energy Trust

2004 Quarterly Report to Unitholders

Q2

Harvest Energy Trust Announces Second Quarter 2004 Results

Calgary, August 12, 2004 (TSX: HTE.UN) – Harvest Energy Trust ("Harvest") today announced its unaudited operating and financial results for the three and six month periods ended June 30, 2004.

Highlights:

- *Harvest declared distributions of $0.60 per trust unit, representing a payout ratio of 64%;*
- Harvest concluded the Plan of Arrangement with Storm Energy Ltd. ("Storm") on June 30, 2004, acquiring 4,000 BOE/d of light oil and natural gas properties in the Red Earth area of North Central Alberta for consideration of approximately $189 million. The consolidated balance sheet at June 30, 2004 reflects the Storm assets acquired and the consideration paid to the former Storm shareholders, but no operating results related to those assets are included in the second quarter financial results as the acquisition closed on the last day of the quarter;
- Cash flow from operations of $17.2 million or $0.99 per trust unit for the three month period ended June 30, 2004, compared to $14.8 million in the first quarter and $9.5 million during the same period in 2003;
- Sales volume averaged 15,291 BOE/d for the three month period ended June 30, 2004, a 3% increase over the previous quarter, and a 59% increase over the same period in the previous year;
- Development activities continued in core areas, reflected in capital expenditures of approximately $8.6 million ($0.49 per trust unit) for the quarter, with the goal of adding production and reserves and providing stability for future distributions;
- Subsequent to the end of the quarter, Harvest announced a $526 million acquisition of crude oil and natural gas producing properties from a subsidiary of EnCana, concurrent with a bought deal equity and convertible debenture financing, and a new credit facility. The acquisition includes approximately 19,500 BOE/day of production, 57.8 mmBOE of proved plus probable reserves, and 343,000 net acres of undeveloped land. The acquisition is expected to close on or about September 1, 2004. Pro forma this acquisition, Harvest's production will be approximately 37,000 - 38,000 BOE/d.
- Following completion of the EnCana acquisition and reflecting the results of the Storm acquisition, Harvest's operating and financial statistics will improve as follows:
    - Reserve life index ("RLI") increases to 7.5;
    - Payout ratio, being the ratio of trust unit distributions to cash flow from operations, decreases to less than 45%;
    - Operating costs/BOE, G&A/BOE and royalty rates decline significantly, resulting in improved netbacks;
    - Natural gas and NGL production increases to 18% of total production.

Second Quarter Financial and Operational Summary

($000's, except per BOE and per trust unit amounts)

	Three months ended June 30			Six months ended June 30		
FINANCIAL	**2004**	2003	% Change	**2004**	2003	% Change
		(Restated)			*(Restated)*	
Revenue, net of royalties	$ **40,808**	$ 20,912	95%	$ **79,253**	$ 38,573	105%
Hedging loss						
Cash flow from operations	**17,160**	9,546	80%	**32,001**	16,035	100%
Per trust unit, basic (non GAAP)	**0.99**	0.84	17%	**1.85**	1.47	26%
Net income	**1,594**	1,064	50%	**530**	4,533	-88%
Per trust unit, basic	**0.02**	0.09	-79%	**(0.11)**	0.41	-127%
Distributions	**11,015**	6,692	65%	**21,306**	13,015	64%
Distributions per trust unit, basic	**0.60**	0.60	0%	**1.20**	1.20	0%
Payout ratio	**64%**	70%	-8%	**67%**	81%	-18%
Capital expenditures	**8,596**	19,120	-55%	**20,640**	24,971	-17%
Net debt	**145,097**	39,924	263%	**145,097**	39,924	263%
Weighted average trust units outstanding, basic	**17,388,668**	11,351,728	53%	**17,284,683**	10,891,161	59%

OPERATING						
Average daily sales volume						
Crude oil and natural gas liquids (bbl/d)	**14,916**	9,438	58%	**14,796**	8,554	73%
Natural gas (mcf/d)	**2,249**	1,161	94%	**1,582**	1,077	47%
Total (BOE/d)	**15,291**	9,632	59%	**15,060**	8,734	72%
Production exit rate (BOE/d)	**19,200**	10,556	82%	**19,200**	10,556	82%

(Natural gas converted to barrel of oil equivalent (BOE) on a 6:1 basis)

Second Quarter Message to Unitholders

During the second quarter, Harvest was focused on development activities at Hayter and Hazelwood, closing the Storm Plan of Arrangement to acquire the Red Earth assets and pursuing the EnCana asset acquisition. Harvest's second quarter exit rate was approximately 19,200 BOE/d, a 26% increase from March 31, 2004.

Harvest completed and commissioned a number of water disposal projects in the Provost area which were designed to reduce operating costs. Also during the quarter, Harvest drilled three new wells, all situated in Southeast Saskatchewan, with a success rate of 100%. Development capital during the quarter totaled $8.6 million, primarily for drilling, completing and tying-in of wells, and was split almost equally between properties in Alberta and Saskatchewan.

Harvest's full year 2004 capital program is not expected to be materially different than the previously communicated outlook of approximately $42 to $45 million, and will be focused on adding production and reserves as well as improving operating efficiency. As the Storm transaction did not close until the end of the second quarter, operational activities in the Red Earth area were limited. The acquisition of the Red Earth properties provides Harvest with approximately 4,000 BOE/day of light gravity crude oil and natural gas produced from highly operated properties with low operating expenses and high netbacks.

Subsequent to the end of the second quarter, on July 15, 2004, Harvest announced the acquisition of conventional oil and natural gas producing properties from a subsidiary of EnCana Corporation for approximately $526 million. The properties are concentrated primarily in East Central Alberta, where Harvest already has a presence with its Provost properties, and Southern Alberta, which represents the creation of a new core area. A bought deal equity and convertible debenture financing closed on August 10, and raised proceeds of $175.2 million (not $179.2 million as reported in the press release dated August 10) from issuance of subscription receipts and $100 million from issuance of convertible debentures, which will be used to fund a portion of the acquisition. The balance of the acquisition price will be funded with proceeds from a new credit facility. Following the closing of the EnCana property acquisition on or about September 1, 2004, development capital may be re-allocated to the new properties, but material additions to the capital expenditure budget are not expected.

The EnCana assets are a natural complement to existing Harvest properties and proven strategies, given that they are primarily operated, have a high working interest, are made up of large original oil-in-place and gas-in-place properties, and offer significant development opportunities. These properties also increase Harvest's natural gas exposure to approximately 27 Mmcf/d which provides commodity diversification. Once the acquisition is complete, Harvest's RLI will be extended to 7.5. Additionally, due to low royalty rates and operating expenses on the acquired properties, Harvest anticipates its operating netbacks to improve.

Specific elements of the acquisition include:

- Accretion to cash flow, net asset value, production per unit, and reserves per unit;
- Production addition of approximately 19,500 BOE/d (before royalties);
- Proved plus probable reserves of approximately 57.8 mmBOE;
- Increased RLI from 6.7 to 7.5.

The acquisition is expected to close on or about September 1, 2004. Based on Harvest's incremental production from 2004 acquisition activity combined with its existing base of production, volumes added through development and offset by natural production decline, Harvest anticipates the following:

	Fourth Quarter 2004 Estimate	Full Year 2004 Estimate
Average Production Volumes (BOE/d)	37,000 - 38,000	22,500 - 23,500
Royalties (% of revenue)	16.0% – 16.5%	16.5 % - 17.0%
Operating costs ($/BOE)	$7.30 – $7.80	$8.50 - $9.00

The Board of Directors of Harvest Operations Corp. will continue to evaluate distributions on a monthly basis. Although recent acquisition activity is accretive to cash flow per trust unit, Harvest's low payout ratio provides additional cash flow to help fund Harvest's ongoing property enhancement program, acquisition strategy and also facilitate the repayment of debt.

Harvest is pleased to announce the promotion of James A. Campbell to the position of Vice President, Geosciences.

On August 11, 2004, Harvest appointed David J. Rain to the position of Vice President and Chief Financial Officer, replacing David M. Fisher. Mr. Fisher had been with Harvest since October 2002 and Harvest thanks him for his significant contributions and wishes him the best in his future endeavors.

All references are to Canadian dollars unless otherwise indicated. Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("BOE") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Forward-Looking Information

The following disclosure contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to, factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserve estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available as at August 2004.

Certain Financial Reporting Measures

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas industry in the following MD&A discussion. The measures discussed are widely accepted measures of performance and value within the industry, and are used by analysts and investors to compare and evaluate oil and natural gas producing entities. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader.

Trust Overview

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high quality, mature properties. The Trust employs a conservative approach to the oil and natural gas production business, whereby it acquires high working interest, mature, producing properties and employs distinct management and operational practices. These operational practices include diligent, hands-on management to maintain and maximize production rates, application of technology and selective capital investment to maximize reservoir recovery, enhancing operational efficiencies to control and reduce expenses, and unique marketing arrangements and corporate hedging techniques to effectively manage cash flow. The Trust has operations in the Provost and Red Earth regions of Alberta and in the Carlyle region of Southeastern Saskatchewan.

Industry Overview

Prices	Three month period ended June 30 2004	2003	% Change	Six month period ended June 30 2004	2003	% Change
West Texas Intermediate crude oil (US$ per barrel)	$ **38.32**	$ 28.91	33%	$ **36.73**	$ 31.39	17%
Edmonton light crude ($ per barrel)	**50.62**	41.10	23%	**48.11**	46.04	4%
Lloyd blend crude oil ($ per barrel)	**36.15**	30.44	19%	**34.68**	34.59	0%
Bow river blend crude oil ($ per barrel)	**47.26**	40.87	16%	**45.79**	44.73	2%
AECO natural gas ($ per mcf)	**6.80**	6.71	1%	**7.00**	7.46	-6%
Alberta Power Pool electricity price ($ per MWh)	**60.15**	50.94	18%	**54.43**	67.37	-19%
Canadian / U.S. dollar exchange rate (C$)	**1.360**	1.398	-3%	**1.339**	1.454	-8%
Bank of Canada bank rate	**2.28%**	3.46%	-34%	**2.50%**	3.28%	-24%

The benchmark price of WTI crude oil impacts Harvest's revenues, because the Trust's primary product is crude oil. Foreign exchange also has an impact on Harvest's revenues because it affects the realized revenues in Canadian dollars for products denominated in U.S. dollars. Although Harvest's natural gas weighting is relatively low, fluctuations in AECO natural gas spot prices also impact the Trust's revenues. This impact is expected to increase once the EnCana acquisition closes, because Harvest's natural gas production weighting will increase to 13% from 2%.

Although the price of WTI in U.S. dollars has increased significantly period on period, crude prices in Canadian dollar terms did not keep pace as a result of the strengthening of the Canadian versus the U.S. dollar and slightly wider differentials for Canadian crude. The overall average increase in WTI of approximately 33% was slightly offset by the 3% increase in the value of the Canadian dollar relative to the U.S. dollar. Edmonton light (posted price for light oil delivered to Edmonton) rose 23% during the second quarter of 2004 relative to the same period of 2003.

The differential between heavy and light crude oil widened slightly in Canadian dollar terms as the lighter crudes were afforded a premium due to their proportionately higher gasoline yield and in response to higher WTI prices.

Harvest has been mostly exposed to swings in world oil prices (WTI) and light to medium/heavy differentials given the fact that, in the past, 97% of production was medium and heavy crude oil. In the second quarter of 2004, light oil made up 34% of total production. Proforma the acquisitions of the Red Earth and EnCana properties, light and medium gravity crude oil will make up 35% and gas and NGL's will make up 18% of total production. This diversification will reduce Harvest's exposure to WTI prices and heavy oil differentials and increase our exposure to North American gas prices.

The average Alberta Electricity System Operator (AESO) electricity price increased in the second quarter of 2004 by approximately 18% over the same period in 2003. The price increase was primarily the result of a higher number of days in which multiple large generators were simultaneously off-line combined with reduced output from a number of the province's low cost gas fired co-generation units. These outages coupled with second quarter year-over-year demand growth of 4% were the leading factors behind the second quarter increase in electricity prices. A 1% increase in AECO natural gas prices also contributed to the second quarter electricity price increases over the same period last year. The 42% decrease in prices seen in the first quarter of 2004 compared to the same period in 2003 continues to drive the cost decrease for the six month period ending June 30. Electricity prices are a significant component of Harvest's operating costs, which management has attempted to hedge through various derivative contracts.

Summary of Quarterly Results

	2004		(Restated - Refer to note 3 of the consolidated financial statements) 2003			
Financial	**Q2**	Q1	Q4	Q3	Q2	Q1
Revenue, net of royalties and hedging	$ **32,503**	$ 30,418	$ 30,474	$ 21,181	$ 17,622	$ 14,738
Operating expense	**13,600**	13,674	12,984	9,661	6,596	6,804
Net operating income	$ **18,903**	$ 16,744	$ 17,490	$ 11,520	$ 11,026	$ 7,934
Net income (loss)	**1,594**	(1,065)	6,134	5,673	1,063	3,468
Per trust unit, basic	**0.02**	(0.13)	0.38	0.45	0.09	0.33
Per trust unit, diluted	**0.02**	(0.13)	0.37	0.44	0.09	0.31
Cash flow from operations	**17,160**	14,839	13,115	16,759	9,547	6,489
Per trust unit, basic (non GAAP)	**0.99**	0.87	0.81	1.35	0.84	0.62
Per trust unit, diluted (non GAAP)	**0.95**	0.84	0.79	1.31	0.82	0.60
Sales Volumes						
Crude oil (bbl/d)	**14,775**	14,626	14,497	11,054	9,371	8,034
Natural gas liquids (bbl/d)	**141**	50	70	77	67	43
Natural gas (mcf/d)	**2,249**	915	1,744	1,453	1,161	875
Total (BOE/d)	**15,291**	14,829	14,858	11,373	9,632	8,223

The above table highlights Harvest's performance for the second quarter of 2004, and the preceding quarters following the Trust's Initial Public Offering in December of 2002.

Net revenues have trended higher since the first quarter of 2003, attributable to increasing production volumes and a strengthening commodity price environment. Production related to the Storm assets will be reflected for all of the third quarter, and production from the EnCana assets will be reflected from the date of closing of that acquisition, currently scheduled for September 1, 2004.

Net income includes both cash and non-cash items. The non-cash items including depletion, depreciation and accretion (DD&A), future income taxes, foreign exchange, and unrealized gain or loss on derivatives can cause the net income to vary significantly. As demonstrated in the above table, net income has not demonstrated the same trend as net revenues. Given that distributions are paid out of cash flow from operations rather than net income, Harvest believes that net income is not necessarily indicative of future cash flows or Harvest's ability to continue making distributions to its unitholders.

Cash flow from operations has demonstrated a steady upward trend, with the exception of a non-recurring foreign exchange gain realized in the third quarter of 2003.

Sales Volumes

Harvest's production consists of light, medium and heavy crude oil, natural gas liquids, and natural gas from properties located in Red Earth, East Central Alberta and Southeastern Saskatchewan. Sales volumes, on a barrel of oil equivalent (BOE) basis, averaged 15,291 BOE/d and 15,060 BOE/d for the three and six month periods ended June 30, 2004, in comparison to 9,632 BOE/d and 8,734 BOE/d for the similar periods ended June 30, 2003. Compared to the second quarter of 2003, the higher average production in the second quarter of 2004 reflects the impact of acquisitions completed during the balance of 2003 and in 2004, as well as the ongoing optimization and development programs conducted by Harvest on its oil and natural gas properties.

Average production of 15,291 BOE/d for the second quarter of 2004 is slightly higher than the 14,829 BOE/d recorded in the previous quarter. The increase in the second quarter volumes is primarily due to successful development and optimization

work primarily at Harvest's Hazelwood and Hayter properties. The shift in production of light, medium and heavy oil in the second quarter of 2004 compared to the second quarter of 2003 is attributable to the light and medium crude oil production acquired in the Carlyle asset transaction in October 2003.

The average daily sales volumes by product were as follows:

	Three month period ended June 30, 2004		Three month period ended June 30, 2003	
Light crude oil (Bbls/d)	**5,216**	**34%**	-	0%
Medium crude oil (Bbls/d)	**4,082**	**27%**	4,232	44%
Heavy crude oil (Bbls/d)	**5,477**	**36%**	5,139	53%
Total oil (Bbls/d)	**14,775**	**97%**	9,371	97%
Natural gas liquids (Bbls/d)	**141**	**1%**	67	1%
Total oil and natural gas liquids (Bbls/d)	**14,916**	**98%**	9,438	98%
Natural gas (mcf/d)	**2,249**	**2%**	1,161	2%
Total oil equivalent (6:1 BOE/d)	**15,291**	**100%**	9,632	100%

	Six month period ended June 30, 2004		Six month period ended June 30, 2003	
Light crude oil (Bbls/d)	**5,134**	**34%**	-	0%
Medium crude oil (Bbls/d)	**4,116**	**27%**	3,488	40%
Heavy crude oil (Bbls/d)	**5,451**	**36%**	5,001	57%
Total oil (Bbls/d)	**14,701**	**98%**	8,489	97%
Natural gas liquids (Bbls/d)	**95**	**1%**	65	1%
Total oil and natural gas liquids (Bbls/d)	**14,796**	**98%**	8,554	98%
Natural gas (mcf/d)	**1,582**	**2%**	1,077	2%
Total oil equivalent (6:1 BOE/d)	**15,060**	**100%**	8,734	100%

Harvest's June 30, 2004 exit rate was approximately 19,200 BOE/d, an 82% increase over the exit rate of 10,556 BOE/d for the period ended June 30, 2003. The exit rate was also 26% higher than the 15,200 BOE/d exit rate as at March 31, 2004. The increases can primarily be attributed to the 4,000 BOE/d production acquired in the Red Earth acquisition and the Carlyle transaction noted above.

In Harvest's MD&A for December 31, 2003, the Trust set a 2004 performance goal of 15,000 – 15,500 BOE/d average production. In the first quarter 2004 report to unitholders, this target was increased by approximately 2,000 BOE/d to 17,000 - 17,500, to reflect the production acquired from the Red Earth and Carlyle transactions noted above. On the expectation that the acquisition of properties from EnCana closes September 1, 2004, Harvest is again increasing its 2004 production volume target by 5,500 - 6,500 BOE/d, for a full year average of 22,500 – 23,500 BOE/d.

Revenues

Revenues net of hedging losses and before royalties were 95% higher in the second quarter of 2004 at $40.8 million, compared to $20.9 million for the same period in 2003. For the first six months of 2004, revenues net of hedging losses and before royalties increased 105% to $79.3 million, compared to $38.6 million recorded for the same period in 2003. Higher net revenues in the three and six months ended June 30, 2004 are as a result of Harvest's higher production volumes as well as higher average commodity prices in 2004 compared to 2003. For the three and six month periods ended June 30, 2004, the average market price was $38.13/BOE and $36.69/BOE, compared to $28.69/BOE and $32.86/BOE for the same periods in the previous year.

The following is a breakdown of average market prices by product for the three and six month periods ended June 30, 2004 and 2003.

	Three month period ended June 30, 2004	Three month period ended June 30, 2003	**Six month period ended June 30, 2004**	Six month period ended June 30, 2003
Product prices:				
Light oil ($/bbl)	$ **44.28**	$ -	$ **42.71**	$ -
Medium oil ($/bbl)	**36.95**	30.05	**36.69**	36.99
Heavy oil ($/bbl)	**33.53**	26.45	**31.17**	28.55
Natural gas liquids ($/bbl)	**30.39**	35.39	**31.60**	30.97
Natural gas ($/mcf)	**5.91**	7.15	**5.78**	6.68
BOE ($/BOE)	$ **38.13**	$ 28.69	$ **36.69**	$ 32.86

Operating Netbacks

The following is a summary of Harvest's operating netbacks:

	(Amounts expressed are $/BOE)			
	Three month period ended June 30, 2004	Three month period ended June 30, 2003	**Six month period ended June 30, 2004**	Six month period ended June 30, 2003
Market price	$ **38.13**	$ 28.69	$ **36.69**	$ 32.86
Hedging loss	**8.80**	4.34	**7.77**	7.94
Realized price	**29.33**	24.35	**28.92**	24.92
Royalties, net	**5.97**	3.96	**5.96**	4.12
Royalties, percent	**15.7%**	13.8%	**16.2%**	12.5%
Operating costs	**9.77**	7.68	**9.95**	8.66
Netback	$ **13.59**	$ 12.71	$ **13.01**	$ 12.14

Operating netbacks in the second quarter of 2004 were 7% higher than the same period in 2003, and 7% higher in the six month period ended June 30, 2004 compared to 2003. The increase in netbacks is primarily attributable to higher market and realized prices slightly offset by higher royalties and operating costs per BOE, which are addressed below. Netbacks are an indicator of the amount of cash flow per BOE that Harvest realizes before head office expenses and financing charges.

As a result of the Storm transaction and following closing of the EnCana acquisition, Harvest's netbacks are expected to improve as a result of lower operating costs and lower royalty rates. The following table provides a comparison of Harvest's first quarter 2004 netbacks with netbacks realized on the Storm and EnCana properties.

	First Quarter 2004 (Amounts expressed are $/BOE)		
	Harvest	Storm[1]	EnCana[2]
Price received	$ 28.49	$ 40.30	$ 34.17
Royalties	(5.95)	(9.46)	(4.16)
Operating expenses	(10.13)	(4.48)	(5.75)
Netback	$ 12.41	$ 26.36	$ 24.26

(1) Per Storm's first quarter public data, included in Harvest's July 30, 2004 prospectus

(2) Per EnCana's audited statements included in Harvest's July 30, 2004 prospectus

Royalties

Harvest's net royalties in the second quarter of 2004 totaled $8.3 million ($5.97/BOE), and were 150% higher than the same period in 2003 of $3.3 million ($3.96/BOE). For the six month period ended June 30, 2004, Harvest's net royalties were $16.3 million ($5.96/BOE), an increase of 163% compared to $6.2 million ($4.12/BOE) for the same period in 2003.

Higher net royalties in 2004 compared to 2003 is due to the change in Harvest's royalty structure as the result of the addition of the higher royalty burdened Carlyle properties acquired in the fourth quarter of 2003. Royalty expense as a percentage of revenues before hedging increased from 13.8% to 15.7% in the second quarter and from 12.5% to 16.2% in the six months ended June 30, 2004 compared to the same period the previous year. Royalties as a percentage of revenues are expected to decline in future quarters due to lower royalty rates for the EnCana property acquisition.

Operating Expenses

Harvest's operating expenses were $13.6 million ($9.77/BOE) and $27.3 million ($9.95/BOE) for the three and six month periods ended June 30, 2004. This compares to $6.6 million ($7.68/BOE) and $13.4 million ($8.66/BOE) for the same periods in 2003.

The $2.09/BOE increase in unit operating expenses during the second quarter of 2004 compared to the second quarter of 2003 reflects the higher per unit operating costs associated with the Carlyle properties acquired in the fourth quarter of 2003.

During the second quarter of 2004, approximately 42% of Harvest's operating costs related to the consumption of electricity. Management has utilized fixed price electricity contracts to mitigate electricity price risk within Alberta. For the balance of the year, Harvest anticipates realizing further benefits from its electricity hedges (with approximately 25 MWh of its estimated Alberta electricity usage hedged at an average price of $45.34 per MWh) and capital expenditures of approximately $4.9 million in 2004 being dedicated to power efficiency projects. The increased exposure to natural gas production associated with the EnCana assets will provide a natural hedge to electricity prices and power costs.

The second quarter 2004 operating cost figure of $9.77/BOE is in line with Harvest's performance goals set out in the December 31, 2003 MD&A. Further efficiencies realized from the Harvest capital program coupled with additional production volumes from the Storm and EnCana asset purchases are expected to reduce the overall 2004 average unit operating expenses to approximately $8.50 - $9.00/BOE. In addition, the impact of lower operating cost production associated with the Storm and EnCana assets will further reduce consolidated operating costs per BOE.

General and Administration Expenses

The portion of general and administrative expenditures charged against income totaled $2.0 million ($1.43/BOE) and $3.5 million ($1.29/BOE), respectively for the three and six month periods ended June 30, 2004. This compares to $0.8 million ($0.92/BOE) and $1.5 million ($0.98/BOE) for the same periods in 2003. The increase in general and administrative expenses on a per BOE basis quarter over quarter, is the result of a build-up of staff and systems required to operate a

growing enterprise, and approximately $0.2 million related to unit appreciation right expenses as the result of adopting the new CICA recommendations on stock based compensation. Harvest's general and administrative expenses charged against income is anticipated to decrease to approximately $0.90-$1.00/BOE for the 2004 calendar year due to anticipated economies of scale following the Storm and EnCana acquisitions.

During the three and six month periods ended June 30, 2004, $0.5 million and $1.1 million of general and administrative costs were capitalized with regards to field enhancement and acquisition activities, while $0.4 million and $0.5 million were capitalized for the same respective periods in 2003.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and amortization of deferred financing charges were $1.0 million and $2.2 million for the three and six month periods ended June 30, 2004, respectively, compared to $1.1 million and $2.2 million for the same periods in 2003.

Depletion, Depreciation and Accretion

Harvest's depletion, depreciation, and accretion expense totaled $12.8 million and $25.0 million for the three and six month periods ended June 30, 2004, respectively. This compares to the depletion, depreciation and accretion expense total of $7.8 million and $13.5 million for the same periods in 2003.

For the three and six month periods ended June 30, 2004, the total depletion, depreciation and accretion expense primarily consists of: crude oil and natural gas properties depletion and depreciation of $10.1 million and $19.7 million; depletion of capitalized asset retirement costs of $1.8 million and $3.6 million; and approximately $0.9 million and $1.7 million for accretion on the asset retirement obligation. The depletion rate for oil and natural gas properties was approximately $8.55/BOE and $8.53/BOE for the three and six months ended June 30, 2004, respectively, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred, capitalization of general and administrative expenses and the long-lived asset retirement costs. For the three and six month periods ended June 30, 2004, Harvest's depletion rate is lower compared to the same periods in 2003. This reduction in the depletion rate in 2004 is attributable to the addition of the Carlyle properties acquired in the fourth quarter of 2003, as well as reserve additions through acquisitions and positive reserve revisions.

For the three and six month periods ending June 30, 2003 respectively, the total depletion, depreciation and accretion expense primarily consists of: crude oil and natural gas properties depletion and depreciation of $6.9 million and $12.1 million; depletion of capitalized asset retirement costs of $1.0 million and $1.7 million; and approximately $0.4 million and $0.7 million for accretion on the asset retirement obligation. The depletion rate for oil and natural gas properties was approximately $9.02/BOE and $8.75/BOE.

It is anticipated that the depletion, depreciation and accretion expense per BOE will increase following the Red Earth acquisition due to the purchase price allocation which includes a future tax balance.

Future taxes

Future taxes for the three month period ended June 30, 2004 and 2003 are comprised of approximately $1.6 million in recoveries and $0.7 million in expense, respectively.

The estimated value of the tax pools associated with the Storm transaction will be less than the book value of the net assets acquired, resulting in a future tax liability of $36.5 million on Harvest's balance sheet. Nonetheless, following completion of the Storm transaction, other than an increase in large corporation tax, neither the Trust nor its operating subsidiaries anticipate paying cash income taxes in 2004. Similarly, Harvest does not anticipate cash taxes associated with the acquisition of the EnCana assets.

Liquidity and Capital Resources

The Trust's capital investment and operational enhancement programs, as well as current financial commitments are expected to be supported by cash flow from operations net of distributions, bank credit facilities and Unitholder reinvestment of distributions through the distribution reinvestment plan.

For the three and six months ended June 30, 2004, the Trust's cash flow from operations was $17.2 million and $32.0 million and net income was $1.6 million and $0.5 million. For the same periods in 2003, cash flow from operations was $9.5 million and $16.0 million and net income was $1.1 million and $4.5 million.

The Trust's net debt (working capital plus demand loan) at June 30, 2004 was $145 million, which is an increase of $91.4 million in comparison to net debt of $53.6 million as at December 31, 2003. The increase is primarily the result of the plan of arrangement with Storm whereby Harvest paid cash of $75 million to Storm's shareholders, assumed Storm's debt of $58.5 million and working capital deficit of approximately $6.7 million.

During the second quarter of 2004, the Trust declared $11.0 million in distributions payable to unitholders; $0.20 per trust unit for each of April, May and June 2004. Of the distributions paid, $1.9 million was reinvested into the Trust by unitholders through the issue of 140,426 trust units under the Distribution Reinvestment Plan ("DRIP"). This reflects 19% participation under the DRIP. The Trust will continue to declare its distributions monthly, and consistent with the preceding 19 months, the August 15, 2004 payment has been confirmed at $0.20 per trust unit. The distributions will continue to be financed with cash flow from operations. Harvest anticipates its payout ratio, which is the ratio of distributions to cash flow from operations, to decline to below 45% after the acquisition of the EnCana assets. This low payout ratio will provide Harvest significant flexibility in servicing its outstanding debt and financing capital and acquisition activities.

A breakdown of the Trust's outstanding trust units and potentially dilutive elements are as follows:

	As at March 31, 2004	As at June 30, 2004
Trust units outstanding	17,281,528	20,228,860
Exchangeable shares outstanding(1)	-	600,587
Trust unit rights outstanding(2)	1,063,725	1,168,100
Convertible debentures(3)	59,000	57,795

(1) Exchangeable into trust units at the election of the holder at any time
(2) Exercisable at an average price of $6.62 per trust unit as at June 30, 2004 and $6.39 per trust unit as at March 31, 2004
(3) Each debenture has a face value of $1,000 and is convertible, at the option of the holder at any time, into trust units at a price of $14.00 per trust unit. The Trust may also elect to redeem the debentures upon maturity with the issue of trust units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date

Capital Expenditures

Capital expenditures, excluding the plan of arrangement with Storm, totaled $8.6 million for the three month period ended June 30, 2004, resulting in year to date capital expenditures of $20.6 million. The capital expenditures were dedicated to ongoing optimization and development of existing assets. This compares to $19.1 million spent in the second quarter of 2003 and $25.0 million for the six months ending June 30, 2003. Total consideration for the plan of arrangement with Storm was approximately $189 million, bringing the Trust's total capital expenditures in the second quarter to $198 million, including acquisitions.

Excluding acquisitions, Harvest continues to expect full year 2004 capital expenditures of approximately $42 to $45 million, and will be focused on production, reserve additions, and operating efficiency programs. Harvest expects to reallocate capital for the properties acquired in the EnCana acquisition, but does not anticipate a material increase to its 2004 capital budget.

Future Liquidity Requirements

From time to time the Trust may require external financing, through both debt and equity, to maintain its business plan of growing through acquisitions and capital expenditures. Harvest's ability to obtain the necessary financing is subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest

and foreign exchange rates. Adverse changes in these factors could require Harvest's Management to alter the current business plan of the Trust.

As a result of the EnCana asset acquisition, Harvest anticipates a significant increase in its bank credit facilities. Harvest has received from National Bank of Canada, a fully underwritten commitment for credit facilities totaling $440 million. The credit facilities will be used to finance the EnCana acquisition, for general corporate purposes and to refinance Harvest's existing revolving credit facility. The incremental borrowing capacity combined with the issue of subscription receipts and the convertible debentures, which closed August 10, 2004, are expected to be sufficient to finance the $526 million acquisition. However, dependent upon market conditions, the Trust will consider additional financings in the form of convertible debentures or trust units to strengthen the balance sheet, expand the capital program or to finance additional acquisitions. The Trust currently has access to and may also utilize bridge financing, similar to that used in 2003, if required.

Following the EnCana purchase, the Trust anticipates that the remaining borrowing capacity, cash flow generated from operating activities and funds from the DRIP will be sufficient for the Trust to pay unitholder distributions, service interest obligations associated with the convertible debentures and carry out the anticipated optimization and development capital expenditures currently contemplated.

Contractual Obligations

The Trust has entered into the following contractual obligations:

	Maturity			
Annual Contractual Obligation ($ thousands)	Less than 1 year	Years 1 - 3	Years 4 - 5	After 5 Years
Product transportation agreements	35	39	25	-
Operating and premise leases	325	646	646	-

At June 30, 2004, the Trust had $145 million drawn and approximately $3.3 million in letters of credit outstanding under the credit facility.

As at June 30, 2004 Harvest Operations Corp. has entered into physical and financial contracts for production with average deliveries of approximately 10,603 barrels per day for the balance of 2004 and 9,033 barrels per day in 2005. Harvest has also entered into financial contracts to minimize its exposure to fluctuating electricity prices and the US / Canadian dollar exchange rate. Please see Note 11 to the consolidated financial statements for further details.

Critical Accounting Policies

The Management of the Trust is required to make estimates and assumptions that affect the reported amounts of assets and liabilities when applying Canadian generally accepted accounting principles. Certain accounting policies have been deemed critical by Management in the preparation of the financial results of the Trust. These critical accounting policies are described in the Trust's first quarter report MD&A and include accounting policies related to oil and natural gas operations, the asset retirement obligation and the Trust's unit incentive plan.

Changes in Accounting Policies

Note 2 to the consolidated financial statements describes changes to accounting policies in 2004, including the adoption of the CICA's recommendations related to oil and natural gas accounting, asset retirement obligations and financial instruments.

Transactions with Related Parties

See Note 13 to the consolidated financial statements for a description of related party transactions reflected during the period ended June 30, 2004.

Risk Management Activities

All of Harvest's risk management activities are carried out under policies approved by the Board of Directors. Harvest intends to execute its business plan to create value for unitholders by paying stable monthly distributions and views its risk management activities as a key component of achieving this objective.

As at June 30, 2004 Harvest Operations Corp. had entered into physical and financial contracts for production with a current delivery of approximately 10,603 barrels per day for the balance of 2004 and 9,033 barrels per day in 2005. Harvest has also entered into financial swap and collared contracts for WTI crude oil, LLB differential, US / Canadian dollar exchange rate, electricity and natural gas heat rate. Collectively these contracts had a mark to market unrealized loss of $26.9 million as at June 30, 2004. Please refer to Note 11 in the Consolidated Financial Statements for further information.

Under Harvest's risk management policy, management enters into crude oil based financial and physical contracts to mitigate the risk of price volatility for its expected production. Management also enters into electricity price based swaps to assist in maintaining stable operating costs. Finally, as a further means to manage revenue risks, management has entered into foreign exchange contracts to minimize the effect of adverse foreign exchange fluctuations of the Canadian dollar against the U.S. dollar.

The following table summarizes the risk management activities undertaken by the Trust, the volumes hedged and the associated unrecognized mark to market gains and losses as at June 30, 2004:

	Maturity		
	2004	2005	2006
Volumes Hedged			
West Texas intermediate crude oil price based swaps (bbls/d)	3,853	1,033	-
West Texas intermediate crude oil price based collars (bbls/d)	5,500	4,000	-
West Texas intermediate crude oil price based floors (bbls/d)	1,250	4,000	
Lloyd blend crude oil price based swaps (bbls/d)	4,500	-	-
Alberta electricity price based swaps (MW)	25	15	3
Electricity heat rate (GJ/MWh)	-	5	-
Canadian / U.S. dollar based swap (U.S. $ million)	3	-	-

	Maturity		
	2004	2005	2006
Mark to Market Gains (Losses) ($ thousands)			
West Texas intermediate crude oil price based swaps	(10,987)	(6,067)	-
West Texas intermediate crude oil price based collars	(10,686)	(3,124)	-
West Texas intermediate crude oil price based options	(854)	(1,207)	
Lloyd blend crude oil price based swaps	2,280	-	-
Alberta electricity price based swaps	1,773	1,596	285
Electricity heat rate	-	113	-
Canadian / U.S. dollar put option	12	-	-
	(18,462)	(8,689)	285

Taxability of Cash Distributions paid to Unitholders

Harvest declared and paid distributions of $0.20 per trust unit in each month of the first and second quarters of 2004. Cash distributions are comprised of a taxable (dividend) portion, and a return of capital portion (tax deferred). Harvest anticipates that between 10% and 25% of the distributions will be a return of capital in 2004. Harvest anticipates that cash distributions will be highly taxable in 2005 pro forma the EnCana asset acquisition.

Key Performance Indicators and 2004 Outlook

Based upon current operations and assuming the successful completion of the EnCana asset acquisition on September 1, 2004, the following table provides guidance in respect to 2004 and relative performance for the past year:

	Results Q2 2004	Performance Goals Full Year 2004	Results Full Year 2003
Daily production (BOE/d)	**15,291**	22,500 - 23,500	11,040
Average Royalty Rate, net	**15.7%**	16.5%-17.0%	14.3%
Operating expense ($/BOE)	**$9.77**	$8.50-$9.00	$8.94

Harvest plans to continue with its business plan of acquiring and operating high quality, mature crude oil and natural gas properties that can be enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new areas in the Western Canadian sedimentary basin that can provide the required growth and stability for sustainable distributions and growth in net asset value per unit.

It is important to note that the above figures are estimates based upon management's current expectations. The ultimate results may vary, perhaps materially.

Sensitivities

The table below indicates the impact of changes in key variables on Harvest's cash flow and distributions for the balance of 2004, including the impacts of the hedging program. The figures in this table are provided for directional information only and are based on the units outstanding as at June 30, 2004.

	Variable				
	WTI price/bbl	Heavy Oil LLB differential/bbl	Crude Oil production	Canadian bank prime rate	Foreign exchange Cdn. / U.S.
Assumption	$40.30 US	$10.00 US	32,000 bbl/d	4.25%	1.31
Change (plus or minus)	$1.00 US	$1.00 US	1,000 bbl/d	1.00%	0.01
Cash flow from operations ($000's)	$3,500	$2,500	$4,700	$1,300	$1,100
Per trust unit, basic	$0.15	$0.10	$0.20	$0.05	$0.05
Per trust unit, diluted	$0.10	$0.07	$0.14	$0.04	$0.03
Payout ratio	1.0%	0.7%	1.3%	0.4%	0.3%

Harvest Energy Trust is a Calgary-based energy trust actively managed to deliver stable monthly cash distributions to its unitholders through its strategy of acquiring, enhancing and producing crude oil, natural gas and natural gas liquids. Trust units of Harvest are traded on the Toronto Stock Exchange (TSX) under the symbol "HTE.UN". For further information on Harvest, please visit our website at www.harvestenergy.ca.

Investor & Media Contacts:

Jacob Roorda President	**Corporate Head Office:** Harvest Energy Trust 1900, 330 – 5th Avenue S.W. Calgary, AB T2P 0L4 Canada **Phone: (403) 265-1178** **Toll Free: (866) 666-1178** Fax: (403) 265-3490 **Email: information@harvestenergy.ca** **Website: www.harvestenergy.ca**
David J. Rain Vice President & CFO	
Cindy Gray Communications Advisor gray@harvestenergy.ca	

ADVISORY: Certain information regarding Harvest Energy Trust and its subsidiaries including management's assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks associated with oil and gas exploration, production, marketing and transportation such as loss of market, volatility of prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers and ability to access sufficient capital from internal and external sources; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements.

Harvest Energy Trust

Consolidated Balance Sheets
(thousands of dollars)

				(Restated, Note 3)
		June 30, 2004		December 31, 2003
Assets		***(Unaudited)***		*(Audited)*
Current assets				
Accounts receivable	$	**32,857**	$	19,168
Prepaid expenses and deposits		**14,652**		12,131
		47,509		31,299
Deferred financing charges, net of amortization		**672**		1,989
Future income tax		**-**		12,609
Property, plant and equipment *[Notes 3 and 4]*		**419,746**		210,543
Goodwill *[Note 4]*		**20,277**		-
	$	**488,204**	$	256,440
Liabilities and Unitholders' Equity				
Current liabilities				
Accounts payable and accrued liabilities	$	**44,001**	$	18,083
Cash distributions payable		**4,046**		3,422
Bank debt *[Note 5]*		**144,559**		63,349
		192,606		84,854
Commodity derivative contracts *[Note 11]*		**9,732**		-
Asset retirement obligation *[Notes 3 and 4]*		**50,007**		42,009
Future income tax *[Note 4]*		**19,640**		-
		271,985		126,863
Unitholders' equity				
Unitholders' capital *[Notes 4 and 7]*		**162,859**		117,407
Exchangeable shares *[Notes 4 and 8]*		**8,870**		-
Equity bridge notes *[Notes 6 and 13]*		**25,000**		25,000
Convertible debentures *[Note 10]*		**55,129**		-
Accumulated income		**17,584**		19,478
Contributed surplus		**630**		239
Accumulated cash distributions		**(53,853)**		(32,547)
		216,219		129,577
	$	**488,204**	$	256,440

Subsequent events [Note 14]
Contingencies [Note 15]
See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

Director Director

Harvest Energy Trust

Consolidated Statements of Income and Accumulated Income

(Unaudited)

(thousands of dollars, except per trust unit amounts)

	Three Months Ended June 30		Six Months Ended June 30	
	2004	2003	2004	2003
		(Restated, Note 3)		*(Restated, Note 3)*
Revenue				
Oil and natural gas sales	$ **53,057**	$ 24,639	$ **100,557**	$ 50,869
Royalty expense, net	**(8,305)**	(3,289)	**(16,331)**	(6,213)
Hedging loss	**(12,249)**	(3,727)	**(21,304)**	(12,296)
Mark to market loss on commodity derivative contracts *[Note 11]*	**(4,241)**	-	**(9,732)**	-
	28,262	17,623	**53,190**	32,360
Expenses				
Operating	**13,600**	6,596	**27,274**	13,400
General and administrative	**1,992**	789	**3,545**	1,520
Interest	**364**	672	**882**	1,378
Amortization of deferred finance charges	**593**	406	**1,338**	813
Depletion, depreciation and accretion	**12,824**	8,301	**24,940**	14,527
Foreign exchange gain	**(1,222)**	(984)	**(1,289)**	(3,487)
	28,151	15,780	**56,690**	28,151
Income (loss) before taxes	**111**	1,843	**(3,500)**	4,209
Taxes				
Large corporation tax	**120**	32	**136**	52
Future tax expense (recovery)	**(1,603)**	747	**(4,166)**	(376)
Net income for the period	**1,594**	1,064	**530**	4,533
Interest on equity bridge notes *[Notes 6 and 13]*	**(7)**	-	**(192)**	-
Interest on convertible debentures *[Note 10]*	**(1,314)**	-	**(2,232)**	-
Accumulated income, beginning of period	**17,311**	8,605	**19,478**	5,136
Accumulated income, end of period	$ **17,584**	$ 9,669	$ **17,584**	$ 9,669
Net income (loss) per trust unit *[Notes 7 and 9]*				
Income (loss) per trust unit, basic	$ **0.02**	$ 0.09	$ **(0.11)**	$ 0.42
Income (loss) per trust unit, diluted	$ **0.02**	$ 0.09	$ **(0.11)**	$ 0.41

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statements of Cash Flows (Unaudited)
(thousands of dollars, except per trust unit amounts)

	Three Months Ended June 30 2004	Three Months Ended June 30 2003	Six Months Ended June 30 2004	Six Months Ended June 30 2003
		(Restated, Note 3)		*(Restated, Note 3)*
Cash provided by (used in)				
Operating Activities				
Net income for the period	$ 1,594	$ 1,064	$ 530	$ 4,533
Items not requiring cash				
Depletion, depreciation and accretion	12,824	8,301	24,940	14,527
Foreign exchange gain	(697)	(984)	(764)	(3,487)
Amortization of deferred finance charges	593	406	1,338	813
Mark to market loss on commodity derivative contracts *[Note 11]*	4,241	-	9,732	-
Future tax expense (recovery)	(1,603)	747	(4,166)	(376)
Unit based compensation	208	12	391	25
Cash flow from operations	17,160	9,546	32,001	16,035
Site restoration and reclamation expenditures	(89)	-	(153)	-
Change in non-cash working capital *[Note 12]*	137	(4,490)	(2,159)	1,454
	17,208	5,056	29,689	17,489
Financing Activities				
Issue of trust units, net of costs	(59)	-	(131)	14,096
Issue of trust units under the distribution reinvestment plan, net of costs *[Note 7]*	1,945	2,824	3,180	4,099
Issue of equity bridge notes *[Notes 6 and 13]*	25,000	-	25,000	-
Repayment of equity bridge notes *[Notes 6 and 13]*	-	-	(25,000)	-
Interest on equity bridge notes	-	-	(850)	-
Issuance of convertible debentures, net of costs	-	-	57,334	-
Interest on convertible debentures	(1,801)	-	(1,801)	-
Increase in bank debt	245,767	27,741	273,265	33,379
Repayment of bank debt	(197,556)	(6,180)	(250,163)	(29,556)
Financing costs	(22)	-	(22)	-
Cash distributions	(11,015)	(6,692)	(21,306)	(13,015)
Change in non-cash working capital *[Note 12]*	589	225	624	585
	62,848	17,918	60,130	9,588
Investing Activities				
Additions to property, plant and equipment	(8,596)	(19,120)	(20,640)	(24,971)
Acquisition of a private company	-	(3,000)	-	(3,000)
Acquisition of Storm Energy Ltd.	(75,000)	-	(75,000)	-
Change in non-cash working capital *[Note 12]*	3,540	(1,439)	5,821	(2,428)
	(80,056)	(23,559)	(89,819)	(30,399)
Decrease in cash and short-term investments	-	(585)	-	(3,322)
Cash and short term investments, beginning of period	-	1,766	-	4,503
Cash and short term investments, end of period	$ -	$ 1,181	$ -	$ 1,181
Cash interest payments	$ 2,203	$ 890	$ 2,721	$ 945
Cash tax payments	$ 50	$ 11	$ 66	$ 47
Cash distributions declared per unit	$ 0.60	$ 0.60	$ 1.20	$ 1.20

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Notes to Consolidated Financial Statements
June 30, 2004
(thousands of dollars, except per trust unit amounts)

1. Significant accounting policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these interim consolidated financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of the Trust for the year ended December 31, 2003 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiaries.

2. Changes in accounting policy

a) Full cost accounting guideline

Effective January 1, 2004, the Trust has adopted the CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The changes under the new guideline include modifications to the ceiling test and depletion and depreciation calculations. There were no changes to previously reported net income, property plant and equipment or any other financial statement amounts as a result of the implementation of this guideline.

b) Asset retirement obligation

Effective January 1, 2004, the Trust has adopted the CICA Handbook standard for accounting for asset retirement obligation. The new standard requires the Trust to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and the normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and depleted and depreciated using the unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligations.

c) Financial instruments

Effective January 1, 2004, the Trust has implemented CICA Accounting Guideline 13 "Hedging Relationships". This guideline addresses the identification, designation and effectiveness of financial contracts for the purpose of applying hedge accounting. Under this guideline, financial derivative contracts must be designated to the underlying revenue or expense stream that they are intended to hedge, and tested to ensure they remain sufficiently effective. For transactions that do not qualify as designated hedges, the Trust applies a fair value method of accounting by initially recording an asset or liability, and recognizing changes in the fair value of the derivative instruments in income [Note 11].

d) Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value for accounting purposes of the net identifiable assets and liabilities of the acquired business [Note 4]. The goodwill balance is assessed for impairment annually at year-end, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The test for impairment is carried by the comparison of the carrying amount to the fair value of the reporting entity. If the fair value of the consolidated Trust is less than the book value, impairment is measured by allocating the fair value of the

consolidated Trust to the identifiable assets and liabilities at their fair values. The excess of this allocation is the fair value of goodwill. Any excess of the book value of goodwill over this implied fair value is the impairment amount. Impairment is charged to income in the period in which it occurs. Goodwill is stated at cost less impairment and is not amortized.

3. Asset retirement obligation

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $90 million which will be incurred between 2004 and 2019. The majority of the costs will be incurred between 2015 and 2019. A credit-adjusted risk-free rate of 7.5 percent was used to calculate the fair value of the asset retirement obligations reflected as $50.0 million at June 30, 2004. None of these balances reflect salvage values which the Company anticipates it will recover on completion of the related asset retirements.

A reconciliation of the asset retirement obligation is provided below:

($000)	Three month period ended June 30	
Asset retirement obligations	**2004**	2003
Balance, beginning of period	**$ 42,744**	$ 15,858
Liabilities incurred in the period	**6,477**	11,406
Liabilities settled in the period	**(89)**	-
Accretion expense	**875**	391
Balance, end of period	**$ 50,007**	$ 27,655

($000)	Six month period ended June 30		Year ended
Asset retirement obligations	**2004**	2003	December 31, 2003
Balance, beginning of period	**$ 42,009**	$ 15,566	$ 15,566
Liabilities incurred in the period	**6,477**	11,406	25,175
Liabilities settled in the period	**(153)**	-	(577)
Accretion expense	**1,674**	683	1,845
Balance, end of period	**$ 50,007**	$ 27,655	$ 42,009

The effect of the change in accounting policy [Note 2] has been recorded retroactively with restatement of prior periods as follows:

($000)	As at
Balance sheet	December 31, 2003
Asset retirement costs, included in property, plant and equipment	$ 35,166
Asset retirement obligations	42,009
Site restoration provision	(4,899)
Future income tax	1,024
Accumulated income	$ (1,498)

($000) *Income statement*		Three month period ended June 30, 2004		Six month period ended June 30, 2004
Accretion expense	$	391	$	683
Depletion and depreciation on asset retirement costs		974		1,700
Site restoration and reclamation		(818)		(1,383)
Future tax recovery		(430)		(614)
Net earnings change		(117)		(386)
Net income change per trust unit, basic		(0.01)		(0.04)
Net income change per trust unit, diluted	$	(0.01)	$	(0.04)

4. Plan of Arrangement with Storm Energy Ltd.

On June 30, 2004, the Trust completed a Plan of Arrangement with Storm Energy Ltd. ("Storm"). Under this plan, the Trust acquired certain oil and natural gas producing properties for total consideration of approximately $189 million. This amount consisted of the issuance of 2,720,837 trust units at a price of $14.77 per unit [Note 7], the issuance of 600,587 exchangeable shares [Note 8], $75 million in cash, the assumption of approximately $58.5 million in debt and a working capital deficit of $6.7 million. The acquisition was financed with the new credit facility [Note 5] and with a draw on the equity bridge notes [Note 6]. This transaction has been accounted for using the purchase price method.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. The Trust has not yet completed its final calculation of the assets acquired and liabilities assumed and therefore, the purchase price allocation may be subject to change.

		Amount ($000s)
Property, plant & equipment	$	211,829
Goodwill		20,277
Working capital deficiency		(6,669)
Bank debt		(58,452)
Asset retirement obligation		(6,477)
Future income tax		(36,455)
	$	124,053
Consideration for the acquisition:		
Cash	$	75,000
Issuance of trust units		40,183
Issuance of exchangeable shares		8,870
	$	124,053

5. Bank debt

On June 30, 2004, Harvest Operations Corp. entered into a credit agreement with a syndicate of Canadian chartered banks and the Alberta Treasury Branches. This facility consists of a $145 million production loan, a $15 million operating loan and a U.S.$18.8 million mark to market credit to be used for financial instrument hedging. The term of the facility is to June 29, 2005. The facility permits drawings in Canadian or U.S. dollars, and includes bankers acceptances, LIBOR loans and letters of credit. Outstanding balances bear interest at rates ranging from 0% to 2.25% above the applicable Canadian or U.S. prime rate depending upon the type of borrowing and the ratio of debt to annualized cash flow. The debt is secured by a $250 million debenture with a floating charge over all of the assets of the Corporation, and a guarantee by the Trust and its subsidiaries. Distributions to the

Trust's Unitholders, and payments on the Equity Bridge notes [Note 6], and the convertible debentures [Note 10] are subordinate to the bank debt. The credit facility agreement includes certain restrictive covenants, including a working capital ratio of at least one to one and a requirement that Harvest not hedge more than 75% of its net after royalty production.

6. Equity bridge notes

On January 26 and 29, 2004, the Trust repaid the two equity bridge notes outstanding in the amounts of $7.4 million and $17.6 million, respectively. During the month, the Trust also paid the accrued and outstanding interest in the amount $850,000.

On June 29, 2004, the Trust drew $25 million under the equity bridge note agreement that is with a corporation controlled by a director of Harvest Operations Corp. Interest in respect of the equity bridge notes accrues at 10% per annum and is a charge to unitholders' equity and is not included in income.

7. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

(b) Issued

	Number of units	Amount ($000s)
As at December 31, 2003	17,109,006	$ 117,407
Unit appreciation rights exercise (i)	6,250	57
Storm Plan of Arrangement (ii)	2,720,837	40,183
Convertible debenture conversions (iii)	157,497	2,163
Distribution reinvestment plan issuance (iv)	235,270	3,180
Trust unit issue costs	-	(131)
As at June 30, 2004	20,228,860	$ 162,859

(i) On March 17, 2004, 6,250 trust unit appreciation rights were exercised for proceeds of $57,000.

(ii) On June 30, 2004, 2,720,837 trust units were issued under the Plan of Arrangement with Storm Energy Ltd. [Note 4].

(iii) For the six month period ended June 30, 2004, 2,205 convertible debentures were converted at the option of the holders, into 157,497 trust units and $32,000 in accrued interest and fractional units. [Note 10].

(iv) For the three and six month periods ended June 30, 2004, 140,426 trust units in the amount of $1.9 million and 235,270 trust units in the amount of $3.2 million were issued under the distribution reinvestment plan ("DRIP"), respectively.

(c) Per trust unit information

The following table summarizes the trust units used in calculating income per trust unit:

	Three months ended June 30	
	2004	2003
Weighted average trust units outstanding	**17,382,068**	11,351,728
Weighted average exchangeable shares outstanding	**6,600**	-
Weighted average trust units outstanding, basic	**17,388,668**	11,351,728
Effect of trust unit appreciation rights	**420,130**	226,795
Weighted average trust units outstanding, diluted	**17,808,798**	11,578,523

	Six months ended June 30	
	2004	2003
Weighted average trust units outstanding	**17,281,383**	10,891,161
Weighted average exchangeable shares outstanding	**3,300**	-
Weighted average trust units outstanding, basic	**17,284,683**	10,891,161
Effect of trust unit appreciation rights	**392,624**	190,578
Weighted average trust units outstanding, diluted	**17,677,307**	11,081,739

The income (loss) per trust unit is calculated on the basis of net income available to the Trust Unitholder, and as such deducts the interest on the equity bridge notes and convertible debentures in the numerator of the calculation.

8. Exchangeable shares

(a) Authorized

Harvest Operations Corp. is authorized to issue an unlimited number of exchangeable shares without nominal or par value.

(b) Issued

Exchangeable shares, series 1	Number	Amount ($000s)
Storm Plan of Arrangement (i)	600,587	$ 8,870
As at, June 30, 2004	600,587	$ 8,870

(i) On June 30, 2004, 600,587 exchangeable shares, series 1 were issued at $14.77 per exchangeable share as partial consideration for the Plan of Arrangement with Storm [Note 4]. The exchangeable shares had an exchange ratio of 1:1 as at June 30, 2004.

The exchangeable shares, series 1 can be converted at the option of the holder at any time into trust units. The number of trust units issued to the holder upon conversion is based upon the applicable exchange ratio at that time. The exchange ratio is calculated monthly and adjusts to account for distributions paid to unitholders during the period that the exchangeable shares are outstanding. The exchangeable shares are not eligible to receive distributions. The exchangeable shares that have not been converted by the holder, may be redeemed by Harvest Operations Corp. at any date subsequent to June 30, 2006 until June 30, 2009, at which time all remaining exchangeable shares in this series will be redeemed. Harvest Operations Corp. also has the

option to convert up to 20% of the initial amount of the exchangeable shares outstanding annually in the first 90 days of each calendar year, and may also redeem all of the exchangeable shares if the aggregate amount outstanding is less than 500,000.

9. Trust unit incentive plan

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,487,250 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights		Weighted average exercise price
As at December 31, 2003	1,065,150	$	6.86
Granted	133,200		14.48
Cancelled	(15,875)		(8.59)
Exercised in trust units	(6,250)		(5.20)
Exercised in cash	(8,125)		(7.37)
Average reduction in exercise price due to distributions	-		(1.06)
As at June 30, 2004	1,168,100	$	6.62

All of the trust unit rights outstanding vest equally over the four years following their anniversary date.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

	June 30	
	2004	2003
Expected volatility	**27.5%**	27.5%
Risk free interest rate	**4.0%**	3.0%
Expected life of the trust unit rights	**4 years**	4 years
Estimated annual distributions per unit	**$2.40**	$2.40

For the purposes of pro forma disclosures, the estimated fair value of all of the trust unit rights issued subsequent to December 31, 2002 is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust unit amounts would have been accounted for as follows:

(thousands of dollars except per trust unit amounts)		*(Restated, Note 3)*		*(Restated, Note 3)*	
		Three months ended June 30		Six months ended June 30	
		2004	2003	2004	2003
Net income	As reported	$1,594	$1,064	$530	$4,533
	Pro forma	$1,211	$621	($235)	$3,652
Income (loss) per unit - basic	As reported	$0.02	$0.09	($0.11)	$0.41
	Pro forma	($0.01)	$0.06	($0.15)	$0.33
Income (loss) per unit - diluted	As reported	$0.02	$0.09	($0.11)	$0.40
	Pro forma	($0.01)	$0.05	($0.15)	$0.32

During the three and six month periods ended, the Trust has recognized $208,000 and $391,000 in 2004 and $12,000 and $25,000 in 2003 respectively, in compensation expense related to Trust unit rights and included it in general and administrative expense in the consolidated statement of income and accumulated income.

10. Convertible debentures

On January 29, 2004, the Trust closed an issue of 60,000 9% convertible unsecured subordinated debentures due May 31, 2009. Interest on the debentures is payable semi-annually in arrears in equal installments on May 31 and November 30 in each year, commencing May 31, 2004. The debentures are convertible into fully paid and non-assessable trust units at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per trust unit plus a cash payment for accrued interest and in lieu of any fractional trust units resulting on the conversion. The debentures may be redeemed by the Trust at its option in whole or in part subsequent to May 31, 2007, at a price equal to $1,050 per debenture between June 1, 2007 and May 31, 2008 and at $1,025 per debenture between June 1, 2008 and May 31, 2009. Any redemption will include accrued and unpaid interest at such time when completed. The Trust may also elect to redeem the debentures upon maturity with the issue of trust units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date. Under both redemption options, the Trust may elect to pay both the debenture and accrued interest in the form of trust units. A settlement in trust units is subject to specified notice and regulatory approval.

The following table summarizes the issuance and conversions of the convertible debentures:

	Number of debentures	Amount ($000s)
January 29, 2004, issuance	60,000	$ 60,000
Converted for trust units (i)	(2,205)	(2,205)
Convertible debenture issue costs	-	(2,666)
As at June 30, 2004	57,795	$ 55,129

(i) During the three months ended June 30, 2004, 1,205 convertible debentures were converted at the option of the holders, into 86,069 trust units and $21,000 in accrued interest and fractional units.

11. Financial instruments

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices. The following is a summary of the oil sales contracts with price swap or collar features as at June 30, 2004, that have fixed future sales prices:

Commodity swap contracts based on West Texas Intermediate			
			Mark to Market
Daily Quantity	Term	Price per Barrel (Note 1)	Gain (Loss) *($000)*
500 Bbls/d	July through December 2004	U.S. $24.12 ($15.50)	$ (1,544)
1,500 Bbls/d	July through December 2004	U.S. $28.02	(3,200)
1,880 Bbls/d	July through September 2004	U.S. $23.19	(3,194)
1,825 Bbls/d	October through December 2004	U.S. $22.95	(3,049)
500 Bbls/d	January through December 2005	U.S. $24.00	(2,668)
1,100 Bbls/d	January through March 2005	U.S. $22.38	(1,774)
1,030 Bbls/d	April through June 2005	U.S. $22.18	(1,625)
Commodity swap contracts based on the Lloydminster Blend Crude differential			
4,500 Bbls/d	July through December 2004	U.S. $7.82	$ 2,280
Commodity collar contracts based on West Texas Intermediate			
2,500 Bbls/d	July through December 2004	U.S. $22.00 – 28.10	$ (5,287)
3,000 Bbls/d	July through December 2004	U.S. $25.19 – 29.40 ($18.88)	(5,399)
2,500 Bbls/d	January through June 2005	U.S. $28.40 – 32.25 ($21.80)	(2,075)
1,500 Bbls/d	July though December 2005	U.S. $28.17 – 32.10 ($22.33)	(1,049)
2,000 Bbls/d	January though December 2005	U.S. $28.00 – 42.00	-
Note 1	Harvest has sold put options at the average price denoted in parenthesis, for the same volumes		
	as the associated commodity contracts. The counterparty may exercise these options if the		
	respective index falls below the specified price on a monthly settlement basis.		

Commodity option contracts based on West Texas Intermediate			
Daily Quantity	Term	Price per Barrel	Mark to Market Gain (Loss) *($000)*
1,250 Bbls/d	July through December 2004 - short put	U.S. $24.00	$ (854)
4,000 Bbls/d	January through December 2005 - long put	U.S. $30.00	3,309
1,972 Bbls/d	January through December 2005 - short call	U.S. $30.00	(6,739)
1,972 Bbls/d	January through December 2005 - long call	U.S. $40.00	2,223

The following is a summary of electricity price hedging physical and financial swap contracts entered into by Harvest Operations Corp. to fix the cost of future electricity usage as at June 30, 2004:

Commodity swap contracts based on electricity prices			
Quantity	Term	Price per Megawatt	Mark to Market Gain *($000)*
15MW	July through December 2004	Cdn $45.83	$ 1,203
5MW	January through December 2005	Cdn $43.00	456
9.75MW	July 2004 through March 2006	Cdn $44.50	1,995

Commodity swap contracts based on electricity heat rate			
Swaps	Term	Price	Mark to Market Gain *($000)*
5MW	January through December 2005	8.40 GJ/MWh	$ 113

Foreign Currency Contracts			
Monthly Contract Amount	Term	Contract Rate	Mark to Market Gain *($000)*
U.S. $3 million	April through December 2004	1.3333 Cdn / U.S.	$ 12

At June 30, 2004 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations Corp. was approximately $26.9 million. Harvest Operations Corp. has provided deposits to some counterparties for a portion of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at June 30, 2004, the amounts deposited totaled $13.4 million and are recorded in the prepaid expense and deposits balance.

Upon the implementation of the CICA Accounting Guideline 13, the Trust recorded a liability and a corresponding unrealized mark to market loss of $5.5 million. As at June 30, 2004, the mark to market loss is $9.7 million. The realized losses on all derivative contracts are included in the period in which they are incurred.

12. Change in non-cash working capital

($000)		Three month period ended June 30 2004	2003		Six month period ended June 30 2004	2003
Changes in non-cash working capital items:						
Accounts receivable	$	**(19,161)**	(2,958)	$	**(13,689)**	(1,810)
Prepaid expenses and deposits		**4,657**	(851)		**(2,521)**	(1,834)
Accounts payable and accrued liabilities		**24,226**	(2,045)		**25,918**	2,085
Cash distributions payable		**590**	225		**624**	585
	$	**10,312**	(5,629)	$	**10,332**	(974)
Changes relating to operating activities	$	**137**	(4,490)	$	**(2,159)**	1,454
Changes relating to financing activities		**589**	225		**624**	585
Changes relating to investing activities		**3,540**	(1,439)		**5,821**	(2,428)
Add: Non cash changes		**6,046**	75		**6,046**	(585)
	$	**10,312**	(5,629)	$	**10,332**	(974)

13. Related party transactions

A director and a corporation controlled by a director of Harvest Operations Corp., were repaid and then reissued $25 million under the equity bridge notes during the six month period ended June 30, 2004. The Trust paid $850,000 of the total interest accrued and payable during the year. [Note 6]

A corporation controlled by a director of Harvest Operations Corp. sublets office space and is provided administrative services by Harvest Operations Corp. at fair market value.

14. Subsequent events

On July 15, 2004, the Trust entered into an agreement to purchase oil and natural gas producing properties for $526 million. In conjunction with the acquisition of the properties, the Trust has entered into an underwriting agreement to issue approximately $175 million in subscription receipts and $100 million in 8% convertible unsecured subordinated debentures. The subscription receipts will be exchanged for 12,166,666 trust units upon closing of the acquisition. The balance of the acquisition cost will be funded with a new credit facility arrangement. The new credit facility will be similar to the existing credit facility [Note 5] but will have a $440 million borrowing limit and will be secured by a $750 million debenture. Directors and officers participated in this financing by acquiring 1,845,495 subscription receipts.

On August 4, 2004, Harvest Operations Corp. sold forward U.S.$13.5 million to be settled for Cdn.$17.8 million on August 25, 2004.

Subsequent to June 30, 2004, 9,531 convertible debentures were converted at the option of the holders, into 680,781 trust units and $125,000 in accrued interest and fractional units.

Subsequent to June 30, 2004, 8,430 exchangeable shares were converted into 8,544 trust units.

The following is a summary of the Trust distributions announced and paid subsequent to June 30, 2004:

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP	Total Amount of Distribution *($000)*
June	June 30, 2004	July 15, 2004	83,629	$ 4,046
July	July 31, 2004	August 15, 2004		

Note: The trust units to be distributed under the DRIP for the July distribution have not yet been determined.

15. Contingencies

From time to time, the Trust is involved in litigation or has claims sought against it in the normal course of business operations. Management of the Trust is not currently aware of any claims or actions that would materially affect the Trust's reported financial position or results from operations.

The Trust has letters of credit outstanding in the amount of approximately $3.3 million, related to electricity infrastructure usage. These letters are provided by the Trust's lenders under the availability of the demand loan. The letters expire throughout 2004 and 2005, and are expected to be renewed as required.

FILE NO 82-34779

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I, David J. Rain, Vice President and CFO of Harvest Operations Corp. on behalf of Harvest Energy Trust certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Harvest Energy Trust for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 13, 2004

"David J. Rain" (signed)

FILE NO 82-3477

Form 52-109FT2 – Certification of Interim Filings during Transition Period

I , Jacob Roorda, President of Harvest Operations Corp. on behalf of Harvest Energy Trust, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of Harvest Energy Trust for the interim period ending June 30, 2004;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 13, 2004

“Jacob Roorda” (signed)

PART I of VI

FILE NO 82-34779

STORM ENERGY Ltd.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

of

STORM ENERGY LTD.

to be held June 28, 2004

and

NOTICE OF PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA

and

INFORMATION CIRCULAR AND PROXY STATEMENT

with respect to a proposed

PLAN OF ARRANGEMENT

involving

STORM ENERGY LTD.

1106789 ALBERTA LTD.

HARVEST ENERGY TRUST

HARVEST OPERATIONS CORP.

and

THE SHAREHOLDERS OF STORM ENERGY LTD.

May 28, 2004

TABLE OF CONTENTS

LETTER TO SHAREHOLDERS

STORM ENERGY Ltd.

May 28, 2004

Dear Shareholders:

You are invited to attend a special meeting (the "Meeting") of holders ("Shareholders") of common shares ("Common Shares") of Storm Energy Ltd. ("Storm") to be held at the Doll/Herald Room, The Hyatt Regency Hotel, 700 Centre Street S.E., Calgary, Alberta on Monday, June 28, 2004 at 9:00 a.m. (Calgary time).

At the Meeting, you will be asked to consider, and, if thought advisable, approve, among other things, a proposed plan of arrangement (the "Arrangement") involving Storm, 1106789 Alberta Ltd. ("ExploreCo"), Harvest Energy Trust (the "Trust") and Harvest Operations Corp. ("Harvest Operations"), a subsidiary of the Trust. The Arrangement will result, through a series of transactions, in Shareholders (other than non-resident or tax-exempt Shareholders) transferring each of their Common Shares to Harvest Operations and acquiring in respect of each Common Share held: (A) one common share of ExploreCo (each an "ExploreCo Share"); (B) approximately 0.053 of a common share (each whole common share a "Rock Energy Share") of Rock Energy Inc. ("Rock Energy"); and (C) at their election, either (i) $4.15 in cash; (ii) 0.281 of a trust unit (each whole trust unit a "Trust Unit") of the Trust; or (iii) 0.281 of an exchangeable share (each whole exchangeable share an "Exchangeable Share") of Harvest Operations. An aggregate maximum of $75 million in cash, 2,000,000 Exchangeable Shares and 8,000,000 Trust Units will be issued pursuant to the Arrangement. As a result, Shareholders may elect to receive up to 60% of the consideration from Harvest in cash or up to 95% of the consideration in Trust Units or Exchangeable Shares. In the event that all Shareholders elect cash, the consideration payable for each share will be comprised of $2.51 cash and 0.111 of a Trust Unit. A minimum of 40% of the consideration for the Common Shares shall be paid in Trust Units or Exchangeable Shares. No Exchangeable Shares will be issued to non-resident or tax-exempt Shareholders, who will receive, in exchange for each of their Common Shares, ExploreCo Shares, Rock Energy Shares, cash or Trust Units in the ratios described above.

Alterna Technologies Group Inc. ("Alterna") has made a proposal to Storm whereby Alterna would replace ExploreCo as a party to the Arrangement. Storm and Alterna are currently negotiating the terms under which Alterna would participate in the Arrangement in the place of ExploreCo. Alterna's participation is subject to the execution of an agreement between Storm and Alterna as to the terms and conditions of Alterna's participation, as well as the receipt of certain approvals of Alterna's directors and shareholders, to be obtained on or before the date of the Meeting. Alterna's participation in the Arrangement will not affect the consideration to be received by Shareholders on the Arrangement, except that, rather than a share of ExploreCo, the Shareholders would receive a share of Alterna.

Alterna is corporation continued pursuant to the provisions of the Canada Business Corporations Act and is a Canadian-controlled private corporation. Prior to December 2003, Alterna developed and marketed internet-based liquidity and cash management solutions. On December 31, 2003, Alterna disposed of substantially all of its software and intellectual property assets to a third party.

Shareholders will be required to make an election whether to receive cash, Trust Units, Exchangeable Shares or a combination of cash, Trust Units and Exchangeable Shares, in addition to the ExploreCo Shares and Rock Energy Shares

they will be entitled to receive, provided, however, that non-resident or tax-exempt Shareholders shall not be entitled to elect to receive Exchangeable Shares. Shareholders who do not deposit with Valiant Trust Company (the "Depositary"), at the addresses noted in the Letter of Transmittal and Election Form, a duly completed Letter of Transmittal and Election Form, a copy of which is enclosed with the accompanying Information Circular and Proxy Statement, on or before 4:30 p.m. (Calgary time) on the last business day prior to the Meeting or any adjournment thereof and who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form and the instructions therein in respect of the election to receive cash, Trust Units and/or Exchangeable Shares, will be deemed to have elected to receive, in addition to the ExploreCo Shares and Rock Energy Shares, only cash.

The purpose of the Arrangement is two-fold. Coincident with the Arrangement becoming effective, certain of Storm's existing assets, including all of Storm's exploration assets, will be transferred, directly or indirectly, to ExploreCo. Through ExploreCo, Shareholders will be able to continue to participate in a junior oil and gas exploration and development company focused on high levels of growth. Certain of the existing directors and management of Storm will continue as the directors and management of ExploreCo. Pursuant to the Arrangement, the balance of Storm's assets, being the majority of its existing developed reserves, will be owned indirectly by the Trust. Through the Trust, Shareholders will enjoy regular distributions of cash from the Trust on the cash flows produced by the assets of the Trust, including those acquired by the Trust under the Arrangement. The board of directors of Storm believes that the transfer of the majority of Storm's mature assets to the Trust pursuant to the Arrangement, with the potential for Shareholders to continue to enjoy significant capital appreciation through their shareholdings in ExploreCo, will maximize value for Shareholders and represents the best alternative to enhance the value of Storm and its assets over time.

The resolutions approving the Arrangement must be approved by 66 2/3% of the votes cast by Shareholders voting in person or by proxy at the Meeting. Certain Shareholders, including directors and officers, representing approximately 23% of the outstanding Storm shares have agreed to vote in favour of the Arrangement.

Storm has agreed to pay Harvest a break fee of $6,000,000 and Harvest has agreed to pay Storm a break fee of $1,600,000, if the transaction is not completed under certain circumstances. Completion of the Arrangement is subject to various conditions, including the receipt of all regulatory, Shareholder and Court approvals.

FirstEnergy Capital Corp. has provided the board of directors of Storm with its opinion that the Arrangement is fair, from a financial point of view, to Shareholders. **The board of directors (other than those required to abstain from voting), based upon its own investigations, including its consideration of the fairness opinion of FirstEnergy Capital Corp., has unanimously concluded that the Arrangement is in the best interests of Storm and its Shareholders and recommends that Shareholders vote in favour of the Arrangement.**

The Information Circular contains a detailed description of the Arrangement, as well as detailed information regarding Storm, the Trust, Harvest Operations and ExploreCo. Please give this material your careful consideration and, if you require assistance, consult your financial, tax or other professional advisors. If you are unable to attend the Meeting in person, please complete and deliver the applicable form of proxy which is enclosed in order to ensure your representation at the Meeting.

Yours very truly,

(signed) "Matthew J. Brister"
Matthew J. Brister,
President and Chief Executive Officer

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
OF STORM ENERGY LTD.
to be held June 28, 2004

NOTICE IS HEREBY GIVEN that, pursuant to an order (the "Interim Order") of the Court of Queen's Bench of Alberta (the "Court") dated May 28, 2004, a special meeting (the "Meeting") of the holders of common shares ("Common Shares") of Storm Energy Ltd. ("Storm") will be held at the Doll/Herald Room, The Hyatt Regency Hotel, 700 Centre Street S.E., Calgary, Alberta on Monday, June 28, 2004 at 9:00 a.m. (Calgary time) for the following purposes:

(a) to consider pursuant to the Interim Order and, if thought advisable, to pass, with or without variation, a special resolution, the full text of which is set forth in Appendix A to the accompanying information circular and proxy statement dated May 28, 2004 (the "Information Circular") of Storm to approve a plan of arrangement under section 193 of the *Business Corporations Act* (Alberta), all as more particularly described in the accompanying Information Circular;

(b) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth under the heading "Approval of the ExploreCo Stock Option Plan" in the Information Circular, to approve a stock option plan for ExploreCo, as more particularly described in the Information Circular;

(c) to consider and, if thought advisable, to pass, with or without variation, an ordinary resolution, the full text of which is set forth under the heading "Approval of the ExploreCo Initial Private Placement" in the Information Circular, to approve the completion of an initial private placement by ExploreCo, as more particularly described in the Information Circular; and

(d) to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.

Specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Information Circular.

The record date for determination of Shareholders entitled to receive notice of and to vote at the Meeting is May 28, 2004. Only Shareholders whose names have been entered in the register of the Shareholders on the close of business on that date and holders of Common Shares issued by Storm after the record date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his Common Shares after such date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than ten (10) days before the Meeting, to be included in the list of holders of Common Shares eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

A Shareholder may attend the Meeting in person or may be represented by proxy. Shareholders who are unable to attend the Meeting or any adjournment thereof in person are requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the enclosed proxy must be received by Valiant Trust Company, at Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2, at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof.

Dated at the City of Calgary, in the Province of Alberta, this 28th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF STORM ENERGY LTD.

(signed) *"Matthew J. Brister"*
Matthew J. Brister
President and Chief Executive Officer
Storm Energy Ltd.

IN THE COURT OF QUEEN'S BENCH OF ALBERTA
JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING STORM ENERGY LTD., 1106789 ALBERTA LTD., HARVEST ENERGY TRUST, HARVEST OPERATIONS CORP. AND THE SHAREHOLDERS OF STORM ENERGY LTD.

NOTICE OF PETITION

NOTICE IS HEREBY GIVEN that a petition (the "Petition") has been filed with the Court of Queen's Bench of Alberta, Judicial District of Calgary (the "Court") on behalf of Storm Energy Ltd. ("Storm") with respect to a proposed arrangement (the "Arrangement") under section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended (the "ABCA"), involving Storm, 1106789 Alberta Ltd. ("ExploreCo"), Harvest Energy Trust (the "Trust"), Harvest Operations Corp. ("Harvest Operations") and the holders ("Shareholders") of common shares ("Common Shares") of Storm which Arrangement is described in greater detail in the Information Circular and Proxy Statement of Storm dated May 28, 2004, accompanying this Notice of Petition. At the hearing of the Petition, Storm intends to seek:

(a) a declaration that the terms and conditions of the Arrangement are fair to Shareholders;

(b) an order approving the Arrangement pursuant to the provisions of section 193 of the ABCA;

(c) a declaration that the Arrangement will, upon the filing of the Articles of Arrangement pursuant to the provisions of section 193 of the ABCA, become effective in accordance with its terms and will be binding on and after the Effective Date as defined in the Arrangement; and

(d) such other and further orders, declarations and directions as the Court may deem just.

The Court has been advised that its order approving the Arrangement, if granted, will constitute the basis for an exemption from the registration requirements of the *Securities Act of 1933*, as amended, of the United States of America with respect to the securities to be issued pursuant to the Arrangement.

AND NOTICE IS FURTHER GIVEN that the said Petition was directed to be heard at the Court of Queen's Bench of Alberta, 611 - 4th Street S.W., Calgary, Alberta, on the 28th day of June, 2004 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard. Any Shareholder or any other interested party desiring to support or oppose the Petition, may appear at the time of hearing in person or by counsel for that purpose. **Any Shareholder or any other interested party desiring to appear at the hearing is required to file with the Court of Queen's Bench of Alberta, Judicial District of Calgary, and serve upon Storm on or before noon on June 21, 2004, a notice of his or her intention to appear, including his or her address for service in the Province of Alberta together with any evidence or materials which are to be presented to the Court.** Service on Storm is to be effected by delivery to the solicitors for Storm at the address below. If any Shareholder or any other interested party does not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice.

AND NOTICE IS FURTHER GIVEN that no further notice of the Petition will be given by Storm and that in the event the hearing of the Petition is adjourned only those persons who have appeared before the Court for the application at the hearing shall be served with notice of the adjourned date.

AND NOTICE IS FURTHER GIVEN that the Court, by Order dated May 28, 2004, has given directions as to the calling of a meeting of Shareholders for the purpose of such holders voting upon resolutions to approve the Arrangement.

AND NOTICE IS FURTHER GIVEN that a copy of the said Petition and other documents in the proceedings will be furnished to any Shareholder or other interested party requesting the same by the undermentioned solicitors for Storm upon written request delivered to such solicitors as follows:

McCarthy Tétrault LLP
Barristers & Solicitors
Suite 3300, 421 – 7th Avenue, S.W.
Calgary, Alberta, T2P 4K9

Attention: Richard F. McHardy

DATED at the City of Calgary, in the Province of Alberta, this 28th day of May, 2004.

BY ORDER OF THE BOARD OF DIRECTORS OF STORM ENERGY LTD.

(signed) *"Matthew J. Brister"*
Matthew J. Brister
President and Chief Executive Officer
Storm Energy Ltd.

INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Storm for use at the Meeting and any adjournments thereof. No Person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement in this Information Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement, a copy of which is attached as Exhibit 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular. **You are urged to carefully read the full text of the Plan of Arrangement.**

All capitalized terms used in this Information Circular but not otherwise defined herein have the meanings set forth under "Glossary of Terms". Information contained in this Information Circular is given as of May 28, 2004 unless otherwise specifically stated.

Currency and Exchange Rates

All dollar references in the Information Circular are in Canadian dollars, unless otherwise indicated. On May 27, 2004, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the noon rate as provided by the Bank of Canada was Canadian $1.00 = United States $0.7365.

Forward-looking Statements

This Information Circular contains forward-looking statements. All statements other than statements of historical fact contained in this Information Circular are forward-looking statements, including, without limitation, statements regarding the future financial position, business strategy, proposed acquisition, budgets, litigation, projected costs and plans and objectives of or involving Storm, ExploreCo, New Harvest Operations or the Trust. Shareholders can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. These forward-looking statements include statements with respect to: amounts to be retained by New Harvest Operations for growth capital expenditures; the amount and timing of the payment of the Distributions of the Trust; production rates; the timing of the Final Order and the Effective Date of the Arrangement; and the stock exchange listing of securities issued under the Arrangement. There can be no assurance that the plan, intentions or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this Information Circular. Although Storm believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include: risks inherent in the future prices for oil and natural gas, risks inherent in the United States to Canadian dollar exchange rates, risks inherent in the prices for services and government fiscal regimes and the risk that actual results will vary from the results forecasted and such variations may be material.

The information contained in this Information Circular, including the information set forth under Appendix H, "Information Concerning ExploreCo - Risk Factors", Appendix I, "Information Concerning the Trust - Risk Factors", and Appendix J, "Information Concerning Storm - Risk Factors", identifies additional factors that could affect the operating results and performance of Storm, ExploreCo, New Harvest Operations and the Trust. We urge you to carefully consider those factors.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this Information Circular are made as of the date of this Information Circular and

Storm undertakes no obligation to publicly update such forward-looking statements to reflect new information, subsequent events or otherwise.

Supplemental Disclosure

Distributable cash, cash available for distribution and cash-on-cash yield are not recognized under generally accepted accounting principles. Storm is advised that management of the Trust believes that in addition to net income and net income per Trust Unit, distributable cash and cash available for distribution are useful supplemental measures as they provide investors with information on cash available for distribution. Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that distributable income, income available for distribution and cash-on-cash yield should not be construed as an alternate to net income as determined by Canadian generally accepted accounting principles. Investors are also cautioned that cash-on-cash yield represents a blend of return of investors initial investment and a return on investors initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.

Information for United States Shareholders

The Trust Units, Exchangeable Shares, Rock Energy Shares and ExploreCo Shares to be issued under the Arrangement have not been registered under the *United States Securities Act of 1933*, as amended (the "1933 Act"), and are being issued in reliance on the exemption from registration set forth in section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of section 14(a) of the *Securities Exchange Act of 1934*, as amended (the "1934 Act"). The Trust Units, Exchangeable Shares, Rock Energy Shares and ExploreCo Shares will not be listed for trading on any United States stock exchange. Accordingly, this Information Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the 1933 Act and proxy statements under the 1934 Act. The unaudited pro forma financial statements of the Trust, the unaudited pro forma financial statements of ExploreCo and the audited historical financial statements of the Trust, Storm and ExploreCo included in this Information Circular have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards, and thus are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles. Likewise, information concerning the operations of Storm, ExploreCo, Harvest Operations, the Trust and Rock Energy contained herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards.

Tax considerations applicable to United States Shareholders have not been included in this Information Circular. United States Shareholders are advised to consult their tax advisors to determine the particular tax consequences to them of the Arrangement.

The enforcement by investors of civil liabilities under the United States securities laws may be affected adversely by the fact that Storm, ExploreCo, Harvest Operations, the Trust and Rock Energy are organized or settled, as applicable, under the laws of Alberta or the federal laws of Canada, as applicable, that their officers and the directors and trustees, respectively, are residents of countries other than the United States, that the experts named in this Information Circular are residents of countries other than the United States, and that all or a substantial portion of the assets of Storm, ExploreCo, Rock Energy, Harvest Operations and the Trust and such persons are located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES REGULATORY AUTHORITY IN ANY STATE OF THE UNITED STATES, NOR HAS THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR SUCH AUTHORITY PASSED ON THE ADEQUACY OR ACCURACY OF THIS INFORMATION CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Information Circular including the Summary hereof.

"**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**Administration Agreement**" means the agreement dated September 27, 2002 between the Trustee and Harvest Operations pursuant to which Harvest Operations provides certain administrative and advisory services in connection with the Trust;

"**Affiliate**" when used to indicate a relationship with a person or company, has the same meaning as set forth in the *Securities Act* (Alberta);

"**Alterna**" means Alterna Technologies Group Inc., a corporation continued under the *Canada Business Corporations Act*;

"**Applicable Laws**" means applicable corporate and securities laws and rules of applicable stock exchanges;

"**Arrangement**" means the proposed arrangement, under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan;

"**Arrangement Agreement**" means the amended and restated arrangement agreement dated as of April 18, 2004, among Storm, Harvest Operations, the Trust and ExploreCo pursuant to which Storm, Harvest Operations, the Trust and ExploreCo have proposed to implement the Arrangement, a copy of which is attached as Appendix C to this Information Circular, including any amendments thereto;

"**Arrangement Resolution**" means the special resolution in respect of the Arrangement in substantially the form attached as Appendix A to this Information Circular to be voted upon by Shareholders at the Meeting;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made giving effect to the Arrangement;

"**board of directors**" means, unless the context otherwise requires, the board of directors of Storm;

"**business day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively, as such terms are defined in the Exchangeable Share Provisions;

"**Capital Fund**" means the cumulative amount of funds that the Trust retains from Cash Available For Distributions to finance future acquisitions and development of properties;

"**Cash Available For Distribution**" means, for any particular period, all amounts available for distribution during any applicable period by the Trust to holders of Trust Units prior to any retention by the Trust for the Capital Fund;

"**Cash Note**" means the unsecured, subordinated promissory notes issuable by Harvest Operations under the Arrangement, each Cash Note having a principal amount of $4.15;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar, pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Closing**" means the completion of the transactions contemplated in the Arrangement Agreement;

"**Closing Note**" means the unsecured, subordinated promissory notes issuable by ExploreCo under the Arrangement to New Harvest Operations, with a principal amount equal to the difference between the purchase consideration under the Conveyance Agreements and the principal amount of the Warrant Notes and ExploreCo Notes delivered pursuant to the Plan of Arrangement;

"**Come-Along Agreement**" means the agreement to be entered into among Storm, 1106789 Alberta Ltd., Alterna, the Trust and Harvest Operations setting forth the terms and conditions of Alterna's participation in the Arrangement;

"**Common Shares**" means common shares in the capital of Storm;

"**control**" means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of a Trust Unit on the TSX for the 5 trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

"**Depositary**" means Valiant Trust Company at its offices referred to in the Letter of Transmittal and Election Form;

"**Distributable Cash**" means, for any particular period, the Cash Available For Distribution less any amounts retained by the Trust for the Capital Fund;

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit;

"**Distribution Payment Date**" means any date on which a Distribution is paid to Trust Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a business day, on the next business day thereafter);

"**Distribution Record Date**" has the meaning ascribed to such term in Appendix I, "Information Concerning the Trust – Glossary of Terms";

"**Dividend Record Date**" means the record date for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares, whether any such dividend is in fact declared shall be determined in the sole discretion of the board of directors of New Harvest Operations;

"**Effective Date**" means the date the Arrangement is effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Election Deadline**" means 4:30 p.m.(Calgary time) on the business day immediately prior to the date of the Meeting or, if such meeting is adjourned, such time on the business day immediately prior to the date of such adjourned meeting;

"**Exchange Ratio**" at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by: (a) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price on the first business day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each Dividend Record Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on the date that is seven business days prior to that Dividend Record Date;

"**Exchange Rights**" has the meaning given such term in the Voting and Exchange Trust Agreement;

"**Exchangeable Shares**" means the non-voting exchangeable shares in the capital of Harvest Operations;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form attached as Appendix D to this Information Circular;

"**ExploreCo**" means 1106789 Alberta Ltd., provided, however, that if the transactions contemplated by the Come-Along Agreement are implemented, ExploreCo shall mean Alterna;

"**ExploreCo Assets**" means the assets to be transferred, directly or indirectly, by Storm to ExploreCo coincident with the Arrangement becoming effective, which assets include, without limitation, certain oil and natural gas properties and related assets, all of the outstanding shares of SVI held by Storm, a minimum of $1,450,000 in cash, certain employees of Storm, office furnishings and leasehold improvements;

"**ExploreCo Conveyance**" means all of the transactions between Storm and ExploreCo and their respective direct or indirect Subsidiaries pursuant to which the ExploreCo Assets and related liabilities are conveyed, directly or indirectly, to ExploreCo;

"**ExploreCo Initial Private Placement**" means the proposed sale by way of private placement of up to 2,500,000 ExploreCo Shares, 2,100,000 ExploreCo Private Placement Warrants and 512,500 ExploreCo Performance Shares prior to the completion of the Arrangement as more particularly described under the heading "Other Matters to be Brought Before the Meeting – Approval of the ExploreCo Initial Private Placement";

"**ExploreCo Initial Private Placement Resolution**" means the ordinary resolution in respect of the ExploreCo Initial Private Placement in substantially the form set forth under the heading "Approval of the ExploreCo Initial Private Placement" in the Information Circular to be voted upon by Shareholders at the Meeting;

"**ExploreCo NAV**" means the net asset value of ExploreCo as at March 31, 2004 as described under the heading "Other Matters to be Brought Before the Meeting – Approval of the ExploreCo Initial Private Placement";

"**ExploreCo Notes**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule C hereto, issuable by Harvest Operations under the Arrangement, each ExploreCo Note having a principal amount equal to the lesser of (1) $2.00, and (2) the Storm Weighted Average Trading Price less the sum of: (i) the principal amount of a Cash Note; (ii) the principal amount of the a Warrant Note; and (iii) the principal amount of a Rock Note;

"**ExploreCo Option Plan Resolution**" means the ordinary resolution in respect of the ExploreCo Option Plan in substantially the form set forth under the heading "Approval of the ExploreCo Stock Option Plan" in the Information Circular to be voted upon by Shareholders at the Meeting;

"**ExploreCo Performance Shares**" means up to 512,500 performance shares of ExploreCo to be issued pursuant to the ExploreCo Initial Private Placement as described under the heading "Other Matters to be Brought Before the Meeting – Approval of the ExploreCo Initial Private Placement";

"**ExploreCo Shares**" means common shares in the capital of ExploreCo;

"**ExploreCo Stock Option Plan**" means the stock option plan of ExploreCo to be approved at the Meeting, a copy of which is attached as Appendix K to this Information Circular;

"**ExploreCo Warrants**" means common share purchase warrants of ExploreCo entitling the holder to acquire one ExploreCo Share at a price equal to the principal amount of an ExploreCo Note, which amount may be satisfied either in cash or by the delivery of one (1) ExploreCo Note;

"**ExploreCo Private Placement Warrants**" means up to 2,100,000 common share purchase warrants of ExploreCo as described under the heading "Other Matters to be Brought Before the Meeting – Approval of the ExploreCo Initial Private Placement";

"**Fairness Opinion**" means the opinion of FirstEnergy Capital Corp. dated April 18, 2004, a copy of which is attached as Appendix G to this Information Circular;

"**Final Order**" means the order of the Court approving the Arrangement to be applied for following the Meeting and to be granted pursuant to the provisions of subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Harvest Operations**" means Harvest Operations Corp., a wholly-owned subsidiary of the Trust;

"**HST**" means Harvest Sask Energy Trust, a trust established under the laws of the Province of Alberta, wholly owned by the Trust;

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder;

"**Information Circular**" means this information circular and proxy statement dated May 28, 2004, together with all appendices hereto, delivered by Storm in connection with the Meeting;

"**Interim Order**" means the Amended Interim Order of the Court dated May 28, 2004 under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement and the Meeting and issued pursuant to the petition of Storm therefor, a copy of which order is attached as Appendix B to this Information Circular;

"**Letter of Transmittal and Election Form**" means the Letter of Transmittal and Election Form enclosed with this Information Circular pursuant to which a Shareholder is required to deliver certificates representing Common Shares, and may elect to receive on completion of the Arrangement cash, Trust Units or Exchangeable Shares, or a combination thereof, in addition to ExploreCo Shares and Rock Energy Shares, for its Common Shares;

"**McDaniel**" means McDaniel & Associates Consultants Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

"**McDaniel Storm Report**" means the independent engineering evaluation of certain oil, NGL and natural gas interests of Storm prepared by McDaniel dated January 16, 2004 and effective December 31, 2003;

"**McDaniel Trust Report**" means the independent engineering evaluation of oil, NGL and natural gas interests of Harvest Operations and HST prepared by McDaniel dated April 1, 2004 and effective December 31, 2003;

"**Meeting**" means the special meeting of Shareholders to be held on June 28, 2004 and any adjournment(s) thereof to consider and to vote on the Arrangement Resolution, the ExploreCo Option Plan Resolution and the ExploreCo Initial Private Placement Resolution;

"**New Harvest Operations**" means Harvest Operations Corp., the corporation resulting from the amalgamation of Storm and Harvest Operations pursuant to the Arrangement;

"**NI 51-101**" means National Instrument 51-101 – "Standards of Disclosure for Oil and Gas Activities";

"**Non-Resident Shareholder**" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

"**Note Trustee**" means Valiant Trust Company;

"**Notice of Meeting**" means the Notice of Special Meeting which accompanies this Information Circular;

"**Notice of Petition**" means the Notice of Petition by Storm to the Court for the Final Order which accompanies this Information Circular;

"**NPI**" means, collectively, the net profit interest owing by the Operating Subsidiaries to the Trust pursuant to the NPI Agreements;

"**NPI Agreements**" means, collectively, the amended and restated net profit interest agreement dated September 27, 2002 between Harvest Operations and the Trust, the royalty agreement dated effective January 17, 2003 between WEI and BNY Trust Company of Canada and the net profit interest agreement dated October 17, 2003 between HST and the Trust and "**NPI Agreement**" means any one of these agreements, as applicable;

"**Operating Subsidiaries**" has the meaning ascribed to such term in Appendix I, "Information Concerning the Trust – Glossary of Terms";

"**Paddock**" means Paddock Lindstrom & Associates Ltd., independent oil and gas reservoir engineers of Calgary, Alberta;

"**Paddock ExploreCo Report**" means the independent engineering evaluation of the proposed interests of ExploreCo prepared by Paddock dated May 4, 2004 and effective March 31, 2004;

"**Paddock Storm Report**" means the independent engineering evaluation of Storm's oil, NGL and natural gas interests prepared by Paddock dated January 16, 2004 and effective December 31, 2003;

"**Parkland Joint Venture Agreement**" means the area of mutual interest and exploration and development agreement to be entered into among New Harvest Operations and ExploreCo in respect of the Parkland area of British Columbia;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Plan**" or "**Plan of Arrangement**" means the plan of arrangement attached as Exhibit 1 to Appendix C to this Information Circular, as amended or supplemented from time to time in accordance with the terms thereof;

"**Properties**" means Canadian resources properties as defined in the Tax Act;

"**Record Date**" means the close of business on May 28, 2004;

"Red Earth Joint Venture Agreement" means the area of mutual interest and exploration and development agreement to be entered into among New Harvest Operations and ExploreCo in respect of the Red Earth area of Alberta;

"Red Earth ROFR Agreement" means the right of first refusal agreement to be entered into between New Harvest Operations and ExploreCo in respect of the Red Earth area of Alberta;

"**Registrar**" means the Registrar of Corporations duly appointed under the ABCA;

"**Regulation S**" means Regulation S under the 1933 Act;

"**Rock Energy**" means Rock Energy Inc., a corporation incorporated under the ABCA;

"**Rock Energy Note**" means the unsecured, subordinated promissory notes issuable by Harvest Operations pursuant to the Arrangement, each Rock Energy Note having a principal amount of $0.23 and repayable by the issuance of 0.053 of a Rock Energy Share;

"**Rock Energy Shares**" means common shares in the capital of Rock Energy;

"Seismic Access Agreement" means the seismic access agreement to be entered into between New Harvest Operations and ExploreCo;

"**Shareholders**" means the holders of Common Shares;

"**Storm**" means Storm Energy Ltd., a corporation incorporated pursuant to the ABCA;

"**Storm Options**" means options to acquire Common Shares;

"**Storm Option Sale Agreements**" means the agreements proposed to be entered into between Storm and each holder of Storm Options prior to the Effective Date pursuant to which the Storm Options held by such holder shall be acquired by Storm for cancellation prior to the Effective Date;

"**Subsidiary**" means, in relation to any person, any body corporate, partnership, joint venture, association or other entity of which more than 50% of the total voting power of shares or units of ownership or beneficial interest entitled to vote in the election of directors (or members of a comparable governing body) is owned or controlled, directly or indirectly, by such person;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date substantially in the form attached as Appendix F to this Information Circular;

"**SVI**" means Storm Ventures International Inc., a corporation incorporated under the ABCA;

"**Tax-Exempt Shareholder**" means a holder of Common Shares that is exempt from tax under Part I of the ITA;

"**Trust**" or "**Harvest**" means Harvest Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

"**Trust Indenture**" means the amended and restated trust indenture dated as of September 27, 2002 between Valiant Trust Company and Harvest Operations;

"**Trust Unit**" or "**Unit**" means a unit of the Trust;

"**Trust Unit Notes**" means the unsecured, subordinated promissory notes issuable by Harvest Operations under the Arrangement, with each Trust Unit Note having a principal amount equal to the Weighted Average Trading Price less the principal amount of the Warrant Note, the ExploreCo Note and the Rock Energy Note;

"**Trust Unitholders**" or "**Unitholders**" means holders from time to time of the Trust Units;

"**Trustee**" means Valiant Trust Company, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

"**TSX**" means the Toronto Stock Exchange;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(l) under Regulation S;

"**U.S. Person**" means a U.S. person as defined in Rule 902(k) under Regulation S, including, but not limited to, any natural person resident in the United States;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement to be entered into on the Effective Date substantially in the form attached as Appendix F to this Information Circular;

"**Warrant Note**" means the unsecured, subordinated promissory notes issuable by Storm pursuant to the Arrangement, each Warrant Note having a principal amount of $0.02;

"**WEI**" means the Trust's former wholly-owned subsidiary, Westcastle Energy Inc., a corporation incorporated under the ABCA and which amalgamated with Harvest Operations on January 1, 2004, with the amalgamated corporation continuing under the name "Harvest Operations Corp.";

"**Weighted Average Trading Price**" shall be determined by dividing (i) the aggregate dollar trading value of all Common Shares sold on the TSX over the five (5) consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Common Shares sold on such stock exchange during such period;

"**1933 Act**" means the *United States Securities Act of 1933*, as amended;

"**1934 Act**" means the *United States Securities Exchange Act of 1934*, as amended.

Conventions

Certain terms used herein are defined in the "*Glossary of Terms*". Unless otherwise indicated, references herein to "$" or "dollars" are to Canadian dollars. All financial information herein has been presented in Canadian dollars in accordance with generally accepted accounting principles in Canada ("GAAP").

Discussion and analysis of operating and financial results for Storm, ExploreCo, the Trust, Harvest Operations and/or New Harvest Operations may include reference to cash flow from operations, netbacks and netbacks per Boe. As indicators of such entity's financial performance, these measures are not an alternative to, or more relevant than, cash flow from operating activities as determined in accordance with GAAP. Cash flow from operations, netbacks and netbacks per Boe are supplementary, non-GAAP measurements only and may not be comparable to similar measures reported by other entities.

Abbreviations

Oil and Natural Gas Liquids		Natural Gas	
Bbl	Barrel	Mcf	thousand cubic feet
Bbls	Barrels	Mmcf	million cubic feet
Mbbls	thousand barrels	Mcf/d	thousand cubic feet per day
Mmbbls	million barrels	Mmcf/d	million cubic feet per day
Mstb	1,000 stock tank barrels	MMBTU	million British Thermal Units
Bbls/d	barrels per day	Bcf	billion cubic feet
NGLs	natural gas liquids	GJ	gigajoule

Other

AECO	Alberta Energy Company's natural gas storage facility located at Suffield, Alberta
API	American Petroleum Institute
° API	an indication of the specific gravity of crude oil measured on the API gravity scale. Liquid petroleum with a specified gravity of 28° API or higher is generally referred to as light crude oil
ARTC	Alberta Royalty Tax Credit
Boe	barrel of oil equivalent of natural gas and crude oil on the basis of 1 Boe for 6 (unless otherwise stated) Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
Boe/d	barrel of oil equivalent per day
m^3	cubic metres
MBoe	1,000 barrels of oil equivalent
MMBoe	1,000,000 barrels of oil equivalent
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Conversion

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres	Hectares	0.405
Hectares	Acres	2.471

SUMMARY INFORMATION

The following is a summary of certain information contained elsewhere in this Information Circular, including the Appendices hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Information Circular or in the Appendices hereto. Terms with initial capital letters used in this summary are defined in the "Glossary of Terms". In this summary, all dollar amounts are stated in Canadian dollars.

The Meeting

The Meeting will be held at the Doll/Herald Room, The Hyatt Regency Hotel, 700 Centre Street S.E., Calgary, Alberta on Monday, June 28, 2004 at 9:00 a.m. (Calgary time) for the purposes set forth in the accompanying Notice of Meeting. The business of the Meeting will be: (i) to consider and vote upon the Arrangement; (ii) to approve the ExploreCo Stock Option Plan; and (iii) to approve the ExploreCo Initial Private Placement. See "The Arrangement" and "Other Matters to be Brought Before the Meeting".

The Arrangement

The purpose of the Arrangement is two-fold. Coincident with the Arrangement becoming effective, certain of Storm's existing assets, including all of Storm's exploration assets, will be transferred, directly or indirectly, to ExploreCo. Through ExploreCo, Shareholders will be able to continue to participate in a junior oil and gas exploration and development company focused on high levels of growth through a portfolio approach of developing a number of opportunities with a balance of risk profiles and commodity exposure. Certain of the existing directors and management of Storm will continue as the directors and management of ExploreCo. Upon completion of the Arrangement, the balance of Storm's assets, being the majority of its existing developed reserves, will be owned indirectly by the Trust. Through the Trust, Shareholders will enjoy regular Distributions of cash on the cash flows produced by the assets of the Trust, including those acquired by the Trust under the Arrangement. The board of directors of Storm believes that the transfer of Storm's mature assets to the Trust pursuant to the Arrangement with the potential for Shareholders to receive cash, monthly Distributions from the Trust, capital appreciation in the Trust Units and capital appreciation through their shareholdings in ExploreCo and Rock Energy, will maximize value for Shareholders and represents the best alternative to enhance the value of Storm and its assets over time.

The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) Storm shall distribute to Shareholders one (1) Warrant Note as a return of capital for each Common Share held;

(b) each Shareholder may elect or be deemed to have elected to and thereupon will assign, transfer and exchange one (1) Warrant Note to ExploreCo in consideration of ExploreCo issuing one (1) ExploreCo Warrant to such Shareholder for each Common Share held;

(c) each Common Share, other than Common Shares held by Tax Exempt Shareholders and Non-Resident Shareholders, will be transferred to Harvest Operations in accordance with the election or deemed election of the holder of such Common Share in exchange for:

(i) (A) one Cash Note; or

(B) one Trust Unit Note; or

(C) 0.281 of an Exchangeable Share (together with the Exchange Rights); and

(ii) one ExploreCo Note and one Rock Energy Note;

(d) each Common Share held by Tax Exempt Shareholders and Non-Resident Shareholders, will be transferred to Harvest Operations in accordance with the election or deemed election of the holder of such Common Share in exchange for:

(i) (A) one Cash Note; or

(B) one Trust Unit Note; and

(ii) one ExploreCo Note and one Rock Energy Note;

(e) each Trust Unit Note shall be transferred by the holder thereof to the Trust in exchange for 0.281 of a Trust Unit;

(f) Harvest Operations and Storm shall be amalgamated and continued as one corporation, New Harvest Operations, in accordance with the following:

(i) the articles of New Harvest Operations shall be the same as the articles of Harvest Operations except that the authorized capital of New Harvest Operations shall consist of an unlimited number of common shares with the same rights, privileges and restrictions as the common shares of Harvest Operations, an unlimited number of exchangeable shares, issuable in series, the first series of which shall be the Exchangeable Shares and an unlimited number of First Preferred Shares with the same rights, privileges and restrictions as the First Preferred Shares of Harvest Operations;

(ii) the name of New Harvest Operations shall be "Harvest Operations Corp." or such other name as determined by Harvest prior to the Effective Time;

(iii) the shares of Storm, all of which are owned by Harvest Operations, shall be cancelled without any repayment of capital;

(iv) for greater certainty, the outstanding Exchangeable Shares, Trust Unit Notes, Cash Notes, ExploreCo Notes, Warrant Notes and the Rock Energy Notes shall survive and continue to be obligations of New Harvest Operations without amendment;

(v) the property of each of the amalgamating corporations shall continue to be the property of New Harvest Operations;

(vi) New Harvest Operations shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(viii) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against New Harvest Operations;

(ix) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against New Harvest Operations;

(x) the Articles of Amalgamation of New Harvest Operations shall be deemed to be the Articles of Incorporation of New Harvest Operations and the Certificate of Amalgamation of New Harvest Operations shall be deemed to be the Certificate of Incorporation of New Harvest Operations;

(xi) the by-laws of New Harvest Operations shall be the by-laws of Harvest Operations;

(xii) the first directors of New Harvest Operations shall be the directors of Harvest Operations;

(xiii) the first officers of New Harvest Operations shall be the officers of Harvest Operations; and

(xiv) the registered office of New Harvest Operations shall be the registered office of Harvest Operations;

(g) each holder of an ExploreCo Warrant may elect or be deemed to have elected to exercise the ExploreCo Warrants and thereupon will assign, transfer, and exchange one (1) ExploreCo Note to ExploreCo for each ExploreCo Warrant so exercised and ExploreCo will issue one (1) ExploreCo Share to such holder for each ExploreCo Warrant exercised;

(h) the transactions contemplated by the Conveyance Agreements will be completed and ExploreCo will deliver the purchase consideration in Warrant Notes and ExploreCo Notes and the Closing Note, if required, to New Harvest Operations and/or subsidiaries or partnerships of New Harvest Operations, as the case may be, and upon such delivery such Warrant Notes and ExploreCo Notes shall be cancelled;

(i) New Harvest Operations shall settle the Cash Notes by making a payment of cash in accordance with the Plan of Arrangement;

(j) New Harvest Operations shall settle the Rock Energy Notes by delivering the Rock Energy Shares in accordance with the Plan of Arrangement;

(k) New Harvest Operations shall settle the remaining Warrant Notes, conditional upon the settling of the Closing Note, by delivering to the Note Trustee a payment of cash within 60 days of the Effective Date; and

(l) New Harvest Operations shall settle the remaining ExploreCo Notes, conditional upon the settling of the Closing Note, by delivering to the Note Trustee a payment of cash within 60 days of the Effective Date; and

(m) ExploreCo shall settle the Closing Note by delivering to New Harvest Operations a payment of cash within 60 days of the Effective Date.

With respect to the election required to be made by a former holder of Common Shares pursuant to the Plan of Arrangement:

(a) each of such holders of Common Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Common Shares;

(b) any former holder of Common Shares who fails to comply with the foregoing sub-paragraph (a), shall be deemed to have elected to:

(i) exchange Warrant Notes for ExploreCo Warrants;

(ii) exchange ExploreCo Notes for ExploreCo Shares upon the exercise of the ExploreCo Warrants; and/or

(iii) receive only Cash Notes for such holder's former Common Shares,

in each case as contemplated by the Plan of Arrangement.

For greater certainty, with respect to any election required to be made by a holder of Common Shares pursuant to the Plan of Arrangement, such holder may elect to receive either Cash Notes, Trust Unit Notes or Exchangeable Shares, or a combination thereof, in exchange for the aggregate number of Common Shares in respect of which such an election is made provided, however, each individual Common Share may only be exchanged for either a Cash Note, a Trust Unit Note or 0.281 of an Exchangeable Share.

An aggregate maximum of $75,000,000 in cash, 2,000,000 Exchangeable Shares and 8,000,000 Trust Units will be issued pursuant to the Arrangement. As a result, Shareholders may elect to receive up to 60% of the consideration from the Trust in cash or up to 95% of the consideration in Trust Units or Exchangeable Shares. In the event that all Shareholders elect cash, the consideration payable for each Common Share will be comprised of $2.51 cash and 0.111 of a Trust Unit. A minimum of 40% of the consideration for the Common Shares shall be paid in Trust Units or Exchangeable Shares. No Exchangeable Shares will be issued to Non-Resident Shareholders or Tax-Exempt Shareholders.

Following these exchanges, Shareholders will own all of the issued and outstanding common shares of ExploreCo and the Trust will own all of the issued and outstanding common shares of New Harvest Operations. Upon the completion of the Arrangement, an aggregate of approximately 32,892,000 ExploreCo Shares will be issued and outstanding, assuming that an aggregate of 2,500,000 ExploreCo Shares are issued pursuant to the ExploreCo Initial Private Placement and that an aggregate of 500,000 ExploreCo Shares are issued under the Storm Option Sale Agreements in exchange for Storm Options prior to the Effective Date. The foregoing amount does not include any ExploreCo Shares that will be held by Alterna shareholders upon completion of the Arrangement and the transactions contemplated by the Come-Along Agreement. Following the completion of the Plan of Arrangement and the transactions contemplated by the Come-Along Agreement, the ExploreCo Shares and Common Non-Voting Shares held by the Alterna shareholders will represent approximately 4.3% of the total equity of ExploreCo See "The Arrangement - Effect of the Arrangement", Appendix H, "Information Concerning ExploreCo – ExploreCo – Come-Along Agreement" and - Capitalization".

Shareholders, other than Non-Resident Shareholders and Tax-Exempt Shareholders, shall be required to make an election whether to receive on completion of the Arrangement cash, Trust Units, Exchangeable Shares, or a combination of cash, Trust Units and Exchangeable Shares, in addition to the ExploreCo Shares and Rock Energy Shares Shareholders will receive pursuant to the Arrangement. Only Shareholders who are not Non-Resident Shareholders or Tax-Exempt Shareholders may elect to receive Exchangeable Shares. Shareholders who do not deposit with the Depositary, at one of the addresses noted in the relevant form, a duly completed Letter of Transmittal and Election Form, on or before 4:30 p.m. (Calgary time) on or before the last business day prior to the Meeting or any adjournment thereof or who do not otherwise fully comply with the requirements of the Letter of Transmittal and Election Form, and the instructions therein in respect of the election to receive Exchangeable Shares, will be deemed to have elected to receive only cash, in addition to the ExploreCo Shares and Rock Energy Shares, for their Common Shares. A copy of the Letter of Transmittal and Election Form is enclosed with this Information Circular. See "The Arrangement - Elections under the Arrangement - Exchangeable Share Election".

As holders of Trust Units after the Arrangement, Unitholders will receive monthly Distributions of the cash flow generated by New Harvest Operations and distributed to Unitholders through the Trust. The Trust will employ a strategy to provide Unitholders with a competitive annual cash on cash yield by making monthly Distributions to such Unitholders, ensure that Storm's existing assets are maintained at a level that ensures ongoing cash flow is sustained, and continue to expand the business of the Trust through the development of growth opportunities that will provide long-term stable cash flows and be accretive to the existing Unitholders. See Appendix I, "Information Concerning the Trust".

The Trust will make Distributions to holders of Trust Units from the interest income received from New Harvest Operations and from income generated under the NPI Agreement, net of administrative expenses. See "The Arrangement - Effect of the Arrangement".

Holders of Exchangeable Shares will not receive cash Distributions from the Trust. Rather, on each Distribution Payment Date, the number of Trust Units into which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the Distribution.

Come-Along Agreement

Alterna has made a proposal to Storm whereby Alterna would replace ExploreCo as a party to the Arrangement. Storm and Alterna are currently negotiating the terms under which Alterna would participate in the Arrangement in the place of ExploreCo. Alterna's participation is subject to the execution of an agreement between Storm and Alterna as to the terms and conditions of Alterna's participation, as well as the receipt of certain approvals of Alterna's directors and shareholders, to be obtained on or before the date of the Meeting. Alterna's participation in the Arrangement will not affect the consideration to be received by Shareholders on the Arrangement, except that, rather than a share of ExploreCo, the Shareholders would receive a share of Alterna.

Alterna is corporation continued pursuant to the provisions of the Canada Business Corporations Act and is a Canadian-controlled private corporation. Prior to December 2003, Alterna developed and marketed internet-based liquidity and cash management solutions. On December 31, 2003, Alterna disposed of substantially all of its software and intellectual property assets to a third party. See "Information Respecting ExploreCo." and Appendix H, "Information Concerning ExploreCo – ExploreCo – Come-Along Agreement".

Background to and Reasons for the Arrangement

Storm undertakes an annual strategic review of its assets, internal opportunities for growth and external opportunities and threats to its continued growth and profitability. Following the December 31, 2003 year end, the board of directors discussed a number of options as part of this exercise, including continuing with Storm's current business plan or selling a portion or all its assets. As a result of this analysis, the board of directors authorized management to investigate possible transactions which may result in greater Shareholder value realization than under its existing plan, or similar value creation with a reduced risk profile.

At a meeting of the board of directors held on March 30, 2004, the directors formed a special committee of the board (the "Special Committee") consisting of Messrs. Farries, Clark, Turnbull, Wierzba and Woods. Messrs. Brister and Brussa asked not to be on the Special Committee because of potential conflicts of interest. The Special Committee was asked to be ready to review and consider a potential proposal from the Trust. The Special Committee was authorized to retain a financial advisor to provide its advice with respect to the terms of a potential transaction. FirstEnergy Capital Corp. was retained by the Special Committee to act in this capacity.

At a meeting of the Special Committee held on April 7, 2004, the Special Committee considered the status of discussions involving a proposed transaction with the Trust and a number of outstanding issues were considered and discussed. FirstEnergy Capital Corp. provided their preliminary comments with respect to the terms of the Trust proposal.

Meetings of the Special Committee and the board of directors were held on April 18, 2004. The revised terms of the proposal from the Trust were considered and discussed. FirstEnergy Capital Corp. provided its verbal advice to the Special Committee on the fairness of the proposed transaction.

After consideration of a number of options, management recommended to the board of directors that Storm enter into a plan of arrangement with the Trust that would result in Shareholders receiving cash, trust unit or exchangeable share consideration, at their option, from the Trust. In addition, for each Common Share transferred under the proposed arrangement, Shareholders would also receive one share in a new gas weighted exploration focused company, which would retain most of Storm's undeveloped land, exploratory prospects and production in West Central Alberta and Northeast British Columbia. The Rock Energy Shares held by Storm would also be distributed to Shareholders under the proposed plan.

In its decision to recommend the transaction be accepted by Shareholders, the board of directors reached the following conclusions:

- Shareholders were receiving fair value for the assets being sold to the Trust.

- The offer provided for a large cash component (60%) of the consideration being received from the Trust.

- The Trust had a competent management group with a track record of accretive acquisitions. The Trust's market valuation was reasonable in relation to its peers and by many measures the addition of Storm's assets was accretive to the Trust's business model. This provided an opportunity for Shareholders choosing to participate in the continuing development of Storm's assets and for those attracted by the energy trust model.

- The Trust's market capitalization post closing was sufficiently large to provide liquidity for the Trust Unit component if Shareholders chose to sell Trust Units acquired under the Arrangement.

- Growth from gas development opportunities at Parkland and Red Earth, and the potential of Storm's undeveloped land and prospect base would be available to Shareholders through the new company (ExploreCo) to which such assets would be transferred under the Arrangement.

- The debt to cash flow ratio would be lower and financial flexibility would be greater in ExploreCo as opposed to the existing situation in Storm.

- Access to equity in ExploreCo, if required in the future, was considered to be available on terms at least as attractive as would be available to Storm.

In summary, the board of directors concluded that all existing Storm assets would be transferred to entities such that the value of Storm's assets would be maximized, growth potential would be realized and liquidity would be available. The board of directors determined that the Arrangement would result in equal or greater absolute return to Shareholders, and would provide the potential for Shareholders to obtain an increased rate of return on the individual securities to be acquired under the Arrangement.

Based on its analysis of these factors the board of directors, on the recommendation of management and its financial advisors, agreed to enter into the Arrangement Agreement. Messrs. Brister and Brussa abstained from voting on the resolution due to conflicts of interest which they had previously disclosed to the board of directors.

See "The Arrangement - Background to and Reasons for the Arrangement".

Approval of Shareholders Required for the Arrangement

Pursuant to the Interim Order, the majority required to pass the Arrangement Resolution shall be not less than two-thirds of the votes cast by Shareholders, either in person or by proxy, at the Meeting. See "Solicitation of Proxies and Voting at the Meeting - Procedure and Votes Required".

Fairness Opinion

The board of directors retained FirstEnergy Capital Corp. to address the fairness, from a financial point of view, of the Arrangement to Shareholders. In connection with this mandate, FirstEnergy Capital Corp. has prepared the Fairness Opinion. The Fairness Opinion states that, in FirstEnergy Capital Corp.'s opinion, as of April 18, 2004, the date of the meeting of the board of directors of Storm to approve entering into the Arrangement Agreement, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety. See "The Arrangement - Fairness Opinion" and Appendix G, "Fairness Opinion of FirstEnergy Capital Corp.".

Recommendation of the Board of Directors

The board of directors, other than those required to abstain from voting, has unanimously concluded that the Arrangement, in its opinion, is in the best interests of Storm and the Shareholders and recommends that Shareholders vote in favour of the Arrangement Resolution.

Holders of an aggregate of 6,996,201 Common Shares (including all of the directors and officers of Storm) representing approximately 23% of the outstanding Common Shares, have signed a letter agreement pursuant to which each has agreed to vote all of the Common Shares beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

Final Order

Implementation of the Arrangement requires the satisfaction of several conditions and the approval of the Court. See "The Arrangement - Procedure for the Arrangement Becoming Effective". An application for the Final Order approving the Arrangement is expected to be made on June 28, 2004 at 1:30 p.m. at the Court House, 611 - 4th Street S.W., Calgary, Alberta. On the application, the Court will consider the fairness of the Arrangement.

ExploreCo

The following disclosure respecting ExploreCo assumes that the transactions contemplated by the Come-Along Agreement are implemented and, accordingly, that Alterna shall have replaced 1106789 Alberta Ltd. as a party to the Arrangement. For a summary of the terms and conditions of the Come-Along Agreement, see Appendix H, "Information Concerning ExploreCo – ExploreCo - Come-Along Agreement".

Alterna is corporation continued pursuant to the provisions of the Canada Business Corporations Act and is a Canadian-controlled private corporation. Prior to December 2003, Alterna developed and marketed internet-based liquidity and cash management solutions. In December 2003, Alterna sold all or substantially all of its software and intellectual property assets to a third party.

ExploreCo is the corporate vehicle through which Shareholders will be able to continue to participate in a junior oil and gas exploration and development company. The ExploreCo Assets, which include all of Storm's exploration properties, will be transferred, directly or indirectly, to ExploreCo coincident with the completion of the Arrangement. ExploreCo will engage certain employees of Storm as part of the ExploreCo Assets.

Certain directors and officers of Storm will be the directors and officers of ExploreCo following completion of the Arrangement. In the event that Alterna participates in the Arrangement, certain directors of Alterna will continue as directors of ExploreCo for a period of time following the Effective Date. Following the completion of the Arrangement, substantially all of the ExploreCo Shares will be owned by Shareholders.

See "Information Respecting ExploreCo" and Appendix H, "Information Concerning ExploreCo".

The Trust

The Trust is an unincorporated open-end investment trust governed by the laws of the Province of Alberta pursuant to the Trust Indenture.

The head and principal office of the Trust is located at 1900, 330 – 5th Avenue SW, Calgary, Alberta T2P 0L4. Although the Trust receives income from 99% net profit interests from each of Harvest Operations and HST in respect of their properties, all oil and natural gas operations are conducted through Harvest Operations and the Trust is managed solely by Harvest Operations pursuant to the Trust Indenture and the Administration Agreement.

The Trust will permit individual Trust Unitholders to participate in the cash flow from Harvest Operations' business to the extent such cash flow is distributed by the Trustee. Each Trust Unit entitles the holder thereof to receive monthly Distributions.

Valiant Trust Company is the trustee of the Trust. The Trust is managed by Harvest Operations.

See "Information Respecting the Trust" and Appendix I, "Information Concerning the Trust – Information Respecting Harvest Operations".

Harvest Operations

Harvest Operations is a corporation incorporated pursuant to the provisions of the ABCA. The head and principal office of Harvest Operations is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4 and its registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta T2P 3N9.

Harvest Operations manages and administers the Trust and HST on behalf of the Trust and is responsible for the oil and natural gas, technical, investment, engineering, geological, land management, financial and administrative services and commodity marketing services relating to the Trust and the working, royalty or other interests of Harvest Operations and HST in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by Harvest Operations or HST from time to time.

The Trust owns all of the issued and outstanding common shares in the capital of Harvest Operations. As part of the Arrangement, Harvest Operations will amalgamate with Storm to form New Harvest Operations.

See "Information Respecting Harvest Operations" and Appendix I, "Information Concerning the Trust – Information Respecting Harvest Operations".

New Harvest Operations

New Harvest Operations will be the resulting corporation from the amalgamation of Storm and Harvest Operations. After the Arrangement, the Trust will own all of the issued and outstanding common shares of New Harvest Operations. New Harvest Operations will own, directly or indirectly, all of Storm's existing assets, other than the ExploreCo Assets, which will be transferred to ExploreCo coincident with the completion of the Arrangement. The directors and officers of New Harvest Operations will be the existing directors and officers of Harvest Operations. See Appendix I "Information Concerning the Trust – Information Respecting Harvest Operations – Directors and Officers of Harvest Operations" for information respecting the principal occupations and experience and qualifications of the existing directors and officers of Harvest Operations.

See "Information Respecting Harvest Operations".

Storm Options

Storm has proposed to holders of outstanding Storm Options a program (the "Option Program") whereby such holders will, prior to the Effective Date, agree under the Storm Option Sale Agreements to sell, assign and transfer to Storm all of their Storm Options in consideration of: (a) a cash payment from Storm in respect of each Storm Option held by the optionee equal to (A) market price of a Common Share at the close of trading on June 23, 2004, minus (B) the exercise price of the Storm Option (the amount so calculated being the "In-the-Money Amount"); or (b) the transfer by Storm to the optionee of a number of ExploreCo Shares (or a fraction thereof) for each Storm Option held by the optionee equal to the In-the-Money Amount divided by $2.00; or (c) a combination of (a) and (b). A maximum of $3,000,000 in cash and 500,000 in ExploreCo shares will be issued pursuant to the sale of Storm Options pursuant to the Option Program. Prior to the Effective Date, Storm intends to enter into Storm Option Sale Agreements with holders of all of the outstanding Storm Options to effect the sale of Storm Options pursuant to the Option Program.

Stock Exchange Listings

ExploreCo has made application to list the ExploreCo Shares issuable under the Arrangement on the TSX. Harvest Operations has agreed under the Arrangement Agreement that it will make application to list the Trust Units issuable under the Arrangement on the TSX. In each case, listing will be subject to ExploreCo or Harvest Operations, as the case may be, fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. See "The Arrangement - Stock Exchange Listings".

Canadian Federal Income Tax Considerations

The combined Canadian federal income tax consequences of the transactions comprising the Arrangement will generally result in a Shareholder resident in Canada realizing a capital gain (or capital loss) equal to the amount by which the fair market value of the cash, ExploreCo Shares, Rock Energy Shares and Trust Units received on completion of the Arrangement exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base of the Common Shares and any reasonable costs of disposition. There is a limited opportunity for certain Shareholders to achieve partial or complete tax-deferred treatment by acquiring Exchangeable Shares and making a special election under section 85 of the Tax Act.

Trust Unitholders who are resident in Canada will generally be required to include in their income the proportionate share of the income of the Trust, to the extent the income is made payable to them. Any amount paid to holders of Trust Units in excess of their share of Trust income (subject to certain exceptions) will not be included in income but will reduce the adjusted cost base of their Trust Units for purposes of computing any capital gain or capital loss from a subsequent disposition thereof.

The Information Circular contains a summary of the principal Canadian federal income tax considerations relevant to residents and non-residents of Canada and which relate to the Arrangement, and the above comments are qualified in their entirety by reference to such summary. See "Canadian Federal Income Tax Considerations".

Other Tax Considerations

This Information Circular does not address any tax considerations of the Arrangement other than Canadian federal income tax considerations. Shareholders who are resident in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions and with respect to the tax implications in such jurisdictions of owning Trust Units and ExploreCo Shares after the Arrangement. Shareholders should also consult their own tax advisors regarding provincial or territorial tax considerations of the Arrangement or of holding Trust Units, ExploreCo Shares and Rock Energy Shares.

Selected Financial and Operational Information for ExploreCo

The following is a summary of selected financial and operational information for the oil and natural gas assets owned, directly and indirectly, by ExploreCo following the completion of the Arrangement, for the periods indicated. The following information should be read in conjunction with the audited statement of revenues and operating expenses for the ExploreCo Assets for the year ended December 31, 2003 and for the unaudited statement of revenues and operating expenses for the ExploreCo Assets for the three months ended March 31, 2004. See Appendix H, "Information Concerning ExploreCo".

	Three months ended March 31, 2004	**Year ended December 31, 2003**
Revenue	$ 2,448,130	$ 1,811,037
Royalties	519,746	213,620
Operating expenses [(1)]	472,060	339,612
Excess of Revenues over expenses	$ 1,456,324	$ 1,257,805

Note:

(1) Excess of revenues over expenses for the periods before general and administrative expenses, interest, income and capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonment.

The following table sets forth certain historical information in respect to production, product prices received and expenditures in respect of the ExploreCo Assets for each calendar quarter since production began from the ExploreCo properties in the quarter ended June 30, 2003. See Appendix H, "Information Concerning ExploreCo".

	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003	Three Months Ended September 30, 2003	Three Months Ended June 30, 2003
Average Daily Volumes				
Natural gas liquids (Bbls/d)	188	115	35	-
Natural gas (Mcf/d)	2,973	1,337	546	470
Total Boe (6:1)	684	338	126	78
Average Net Product Prices Received				
Natural gas liquids ($/Bbls)	42.82	38.62	34.48	-
Natural gas ($/Mcf)	6.34	6.72	6.44	5.78
Total ($/Boe) (6:1)	39.33	39.72	37.48	34.82
Average Royalties Paid(1)				
Natural gas liquids ($/Bbls)	6.62	3.06	2.22	-
Natural gas ($/Mcf)	1.15	0.82	0.72	1.49
Total ($/Boe) (6:1)	6.82	4.28	3.74	8.98
Average Operating Expenses(1)(2)				
Natural gas liquids ($/Bbls)(3)	-	-	-	-
Natural gas ($/Mcf)	1.74	1.92	1.87	0.62
Total ($/Boe)(6:1)	7.56	7.59	8.10	3.13
Average Netback Received				
Natural gas liquids ($/Bbls)	36.20	35.56	32.26	-
Natural gas ($/Mcf)	3.45	3.98	3.85	3.77
Total	24.95	27.85	25.64	22.71

Notes:

(1) Average royalties paid, net of ARTC, and average operating expenses allocated to the individual products based on their proportionate production volumes.

(2) Operating Expenses include all costs relating to lifting, gathering, transporting and processing.

(3) NGLs are produced concurrently with natural gas. All operating costs have been allocated to natural gas.

Selected Pro Forma Financial and Operational Information for the Trust

The following is a summary of selected financial and operational information for each of the Trust, Storm and the Trust on a pro forma basis following the completion of the Arrangement, for the periods indicated. The following is a summary only and must be read in conjunction with the information contained in Appendix I, "Information Concerning the Trust" and Appendix K, "Information Concerning Storm".

	Three Months Ended March 31, 2004		
	Trust	Storm	Trust Pro Forma After Giving Effect to the Arrangement
Net oil and gas sales	$ 38,445	$ 17,588	$ 53,585
Royalties, net of ARTC	8,027	4,125	11,631
Operating costs	13,674	2,172	15,374
Net operating revenue	$ 16,744	$ 11,291	$ 26,580
Average Daily Gross Production[(1)]			
Crude oil (Bbls/d)	14,626	3,717	18,343
NGL (Bbls/d)	50	410	50
Natural Gas (Mcf/d)	915	4,403	915
Oil equivalent (BOE/D @ 6:1)	14,829	4,861	18,546
Average Net Product Prices Received (including hedging)			
Crude oil and NGL ($/Bbl)	28.34	40.31	30.77
NGL ($/Bbl)	35.00	35.58	35.00
Natural Gas ($/Mcf)	5.46	6.55	5.46

	As at December 31, 2003		
	Trust	Storm[(4)]	Trust Pro Forma After Giving Effect to the Arrangement
Proved Reserves – Gross [(1)(3)]			
Oil & NGL (Mbbls)	27,146	9,723	36,869
Natural gas (Mmcf)	2,058	6,319	8,377
Oil equivalent (MBOE @ 6:1)	27,489	10,776	38,265
Proved Reserves – Net [(2)(3)]			
Oil & NGL (Mbbls)	24,093	8,493	32,586
Natural gas (Mmcf)	2,058	4,560	6,619
Oil equivalent (MBOE @ 6:1)	24,436	9,253	33,689
Proved Plus Probable Reserves – Gross [(1)(3)]			
Oil & NGL (Mbbls)	33,095	12,498	45,593
Natural gas (Mmcf)	2,790	7,824	10,614
Oil equivalent (MBOE @ 6:1)	33,560	13,802	47,362
Proved Plus Risked Probable Reserves – Net [(2)(3)]			
Oil & NGL (Mbbls)	29,520	10,974	40,494
Natural gas (Mmcf)	2,284	5,645	7,929
Oil equivalent (MBOE @ 6:1)	29,901	11,914	41,815
Undeveloped Land Holdings (acres) – Net[(2)]	35,996	34,173	70,169

Notes:

(1) "Gross" means in relation to the applicable entity's interest in production and reserves, its "Corporation Gross Reserves", which are the entity's interest (operating and non-operating) share before deductions of royalties and without including any royalty interest of the entity.

(2) "Net" means in relation to the applicable entity's interest in production and reserves, the entity's interest (operating and non-operating) share after deduction of royalty obligations, plus the entity's royalty interest in production or reserves and in relation to the applicable entity's interest in a property, the total area in which the entity has an interest multiplied by the working interest owned by the entity.

(3) Based on oil and gas reserve information prepared by the independent engineers of each of the Trust and Storm as at December 31, 2003, using April 1, 2004, forecast prices and costs.

(4) Excluding ExploreCo Assets.

THE ARRANGEMENT

Background to and Reasons for the Arrangement

Storm undertakes an annual strategic review of its assets, internal opportunities for growth and external opportunities and threats to its continued growth and profitability. Following the December 31, 2003 year end, the board of directors discussed a number of options as part of this exercise, including continuing with Storm's current business plan or selling a portion or all its assets. As a result of this analysis, the board of directors authorized management to investigate possible transactions which may result in greater Shareholder value realization than under its existing plan, or similar value creation with a reduced risk profile.

At a meeting of the board of directors held on March 30, 2004, the directors formed a special committee of the board (the "Special Committee") consisting of Messrs. Farries, Clark, Turnbull, Wierzba and Woods. Messrs. Brister and Brussa asked not to be on the Special Committee because of potential conflicts of interest. The Special Committee was asked to be ready to review and consider a potential proposal from the Trust. The Special Committee was authorized to retain a financial advisor to provide its advice with respect to the terms of a potential transaction. FirstEnergy Capital Corp. was retained by the Special Committee to act in this capacity.

At a meeting of the Special Committee held on April 7, 2004, the Special Committee considered the status of discussions involving a proposed transaction with the Trust and a number of outstanding issues were considered and discussed. FirstEnergy Capital Corp. Provided their preliminary comments with respect to the terms of the Trust proposal.

Meetings of the Special Committee and the board of directors were held on April 18, 2004. The revised terms of the proposal from the Trust were considered and discussed. FirstEnergy Capital Corp. provided its verbal advice to the Special Committee on the fairness of the proposed transaction.

After consideration of a number of options, management recommended to the board of directors that Storm enter into a plan of arrangement with the Trust that would result in Shareholders receiving cash, trust unit or exchangeable share consideration, at their option, from the Trust. In addition, for each Common Share transferred under the proposed arrangement, Shareholders would also receive one share in a new gas weighted exploration focused company, which would retain most of Storm's undeveloped land, exploratory prospects and production in West Central Alberta and Northeast British Columbia. The Rock Energy Shares held by Storm would also be distributed to Shareholders under the proposed plan.

In its decision to recommend the transaction be accepted by Shareholders, the board of directors reached the following conclusions:

- Shareholders were receiving fair value for the assets being sold to the Trust.
- The offer provided for a large cash component (60%) of the consideration being received from the Trust.
- The Trust had a competent management group with a track record of accretive acquisitions. The Trust's market valuation was reasonable in relation to its peers and by many measures the addition of Storm's assets was accretive to the Trust's business model. This provided an opportunity for Shareholders choosing to participate in the continuing development of Storm's assets and for those attracted by the energy trust model.
- The Trust's market capitalization post closing was sufficiently large to provide liquidity for the Trust Unit component if Shareholders chose to sell Trust Units acquired under the Arrangement.
- Growth from gas development opportunities at Parkland and Red Earth, and the potential of Storm's undeveloped land and prospect base would be available to Shareholders through the new company (ExploreCo) to which such assets would be transferred under the Arrangement.

- The debt to cash flow ratio would be lower and financial flexibility would be greater in ExploreCo as opposed to the existing situation in Storm.
- Access to equity in ExploreCo, if required in the future, was considered to be available on terms at least as attractive as would be available to Storm.

In summary, the board of directors concluded that all existing Storm assets would be transferred to entities such that the value of Storm's assets would be maximized, growth potential would be realized and liquidity would be available. The board of directors determined that the Arrangement would result in equal or greater absolute return to Shareholders, and would provide the potential for Shareholders to obtain an increased rate of return on the individual securities to be acquired under the Arrangement.

Based on its analysis of these factors the board of directors, on the recommendation of management and its financial advisors, agreed to enter into the Arrangement Agreement. Messrs. Brister and Brussa abstained from voting on the resolution due to conflicts of interest which they had previously disclosed to the board of directors.

Effect of the Arrangement

The Arrangement will result in Shareholders ultimately receiving for their Common Shares held on the Effective Date (i) ExploreCo Shares, (ii) Rock Energy Shares, and (iii) in the case of Shareholders other than Non-Resident Shareholders and Tax-Exempt Shareholders, cash, Trust Units or Exchangeable Shares, or a combination thereof, and in the case of Non-Resident Shareholders or Tax-Exempt Shareholders, cash or Trust Units.

On May 27, 2004 there were 29,842,302 Common Shares outstanding. In addition, 2,684,824 Common Shares are issuable pursuant to currently outstanding Storm Options. Storm has proposed the Option Program to holders of outstanding Storm Options pursuant to which such holders will, prior to the Effective Date, agree under the Storm Option Sale Agreements to sell, assign and transfer to Storm all of their Storm Options in consideration of: (a) a cash payment from Storm in respect of each Storm Option held by the optionee equal to (A) market price of a Common Share at the close of trading on June 23, 2004, minus (B) the exercise price of the Storm Option (the amount so calculated being the "In-the-Money Amount"); or (b) the transfer by Storm to the optionee of a number of ExploreCo Shares (or a fraction thereof) for each Storm Option held by the optionee equal to the In-the-Money Amount divided by $2.00; or (c) a combination of (a) and (b). A maximum of $3,000,000 in cash and 500,000 in ExploreCo shares will be issued pursuant to the sale of Storm Options pursuant to the Option Program. Prior to the Effective Date, Storm intends to enter into Storm Option Sale Agreements with holders of all of the outstanding Storm Options to effect the sale of Storm Options pursuant to the Option Program.

After giving effect to the Arrangement, the current Shareholders effectively will have exchanged their Common Shares for (i) ExploreCo Shares; (ii) Rock Energy Shares; and (iii) cash, Trust Units or Exchangeable Shares, or a combination thereof. In addition, Storm will have amalgamated with Harvest Operations to form New Harvest Operations, all of the common shares of which will be owned by the Trust. The Exchangeable Shares are intended to be, to the extent possible, the economic equivalent of Trust Units and will be exchangeable for Trust Units. An aggregate maximum of $75,000,000 in cash, 2,000,000 Exchangeable Shares and 8,000,000 Trust Units will be issued pursuant to the Arrangement. As a result, Shareholders may elect to receive up to 60% of the consideration from the Trust in cash or up to 95% of the consideration in Trust Units or Exchangeable Shares. In the event that all Shareholders elect cash, the consideration payable for each Common Share will be comprised of $2.51 cash and 0.111 of a Trust Unit. A minimum of 40% of the consideration for the Common Shares shall be paid in Trust Units or Exchangeable Shares. If Shareholders elect to receive an aggregate number of Trust Units exceeding 8,000,000, such Shareholders will receive on completion of the Arrangement, in addition to their ExploreCo Shares and Rock Energy Shares, a reduced pro rata number of Trust Units and the balance in cash. If Shareholders elect to receive an aggregate number of Exchangeable Shares exceeding 2,000,000, such Shareholders will receive on completion of the Arrangement, in addition to their ExploreCo Shares and Rock Energy Shares, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units. Exchangeable Shares will not be issued to Non-Resident Shareholders or Tax-Exempt Shareholders. Any such Non-Resident

Shareholder or Tax-Exempt Shareholder who elects to receive Exchangeable Shares will be deemed to have elected to receive only cash, in addition to ExploreCo Shares and Rock Energy Shares, on completion of the Arrangement. For details regarding the ExploreCo Shares, see Appendix H, "Information Concerning ExploreCo". For details regarding the Trust Units see Appendix I, "Information Concerning the Trust". For details regarding the Exchangeable Shares, see "Information Respecting New Harvest Operations – Exchangeable Shares". For details regarding the Rock Energy Shares, see "Information Respecting Rock Energy".

Following these exchanges, Shareholders will own all of the issued and outstanding common shares of ExploreCo and the Trust will own all of the issued and outstanding common shares of New Harvest Operations. Upon the completion of the Arrangement, an aggregate of approximately 32,892,000 ExploreCo Shares will be issued and outstanding, assuming that an aggregate of 2,500,000 ExploreCo Shares are issued pursuant to the ExploreCo Initial Private Placement and that an aggregate of 500,000 ExploreCo Shares are issued under the Storm Option Sale Agreements in exchange for Storm Options prior to the Effective Date. The foregoing amount does not include any ExploreCo Shares that will be held by Alterna shareholders upon completion of the Arrangement and the transactions contemplated by the Come-Along Agreement. Following the completion of the Plan of Arrangement and the transactions contemplated by the Come-Along Agreement, the ExploreCo Shares and Common Non-Voting Shares held by the Alterna shareholders will represent approximately 4.3% of the total equity of ExploreCo See "The Arrangement Effect of the Arrangement", Appendix H, "Information Concerning ExploreCo – ExploreCo – Come-Along Agreement" and - Capitalization".

As a result of a Shareholder's Common Shares being exchanged for ExploreCo Shares, Rock Energy Shares, cash, Trust Units and/or Exchangeable Shares pursuant to the Arrangement, the nature of a Shareholder's investment will be changed. See Appendix H, "Information Concerning ExploreCo", Appendix I, "Information Concerning the Trust". See also Appendix J, "Information Concerning Storm - Risk Factors".

ExploreCo, which will be managed by certain members of Storm's existing management team, will pursue a substantially similar growth strategy to that previously employed in Storm. Through their ownership of ExploreCo Shares, Shareholders will be able to continue to participate in a junior oil and gas exploration and development company focused on high levels of growth.

The proposed distribution of Rock Energy Shares is consistent with Storm's previously announced intentions. Rock Energy is a public company whose common shares are traded on the TSX Venture Exchange under the trading symbol "RE". As at April 16, 2004, the last trading day prior to the announcement of the Arrangement, the closing price of the Rock Energy Shares on the TSX Venture Exchange was $4.31 per share, representing $0.23 of value for each Common Share. As at May 27, 2004, the Closing Price of the Rock Energy Shares on the TSX Venture Exchange was $3.90 per Share, representing $0.21 of value for each Common Share.

Harvest Operations, on behalf of the Trust, undertakes activities on its existing assets and intends to pursue similar activities on the assets to be obtained from Storm which are focused on:

- Optimizing consistent levels of Cash Available for Distribution and ultimately, the distributable cash paid to Unitholders;

- Capturing the maximum cash flow, production and reserve recovery from its properties and the Storm properties to be acquired; and

- Striving for long-term growth in the value of Trust by improving recovery levels its properties and the Storm properties to be acquired and acquiring additional properties.

The senior management of New Harvest Operations will manage the business of the Trust following the completion of the Arrangement. See Appendix I "Information Concerning the Trust – Information Respecting Harvest Operations - Directors and Officers of Harvest Operations" for information concerning the principal occupations and experience and qualifications of such directors and officers.

It is currently intended that the Trust will make monthly Distributions to Trust Unitholders from the interest income received from New Harvest Operations and from income received under the NPI Agreement, net of administrative expenses.

For further information regarding ExploreCo and the Trust, please refer to Appendix H, "Information Concerning ExploreCo" and Appendix I, "Information Concerning the Trust".

Management Arrangements

The Trust is not managed by a third party manager. The Trust is, and following completion of the Arrangement will be, managed by Harvest Operations pursuant to the Trust Indenture and the Administration Agreement. See Appendix I "Information Concerning the Trust - Description of the Trust Delegation of Authority, Administration and Trust Governance".

Details of the Arrangement

The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan set forth in Exhibit 1 to the Arrangement Agreement which is attached as Appendix C to this Information Circular.

Storm, ExploreCo, Harvest Operations and the Trust have entered into the Arrangement Agreement which provides for the implementation of the Arrangement pursuant to section 193 of the ABCA. The Arrangement will become effective on the date of filing of the Final Order and the Articles of Arrangement and related documents in the form prescribed by the ABCA with the Registrar. On the Effective Date, each of the events below shall occur and shall be deemed to occur in the following sequence without further act or formality:

(a) Storm shall distribute to Shareholders one (1) Warrant Note as a return of capital for each Common Share held;

(b) each Shareholder may elect or be deemed to have elected to and thereupon will assign, transfer and exchange one (1) Warrant Note to ExploreCo in consideration of ExploreCo issuing one (1) ExploreCo Warrant to such Shareholder for each Common Share held;

(c) each Common Share, other than Common Shares held by Tax Exempt Shareholders and Non-Resident Shareholders, will be transferred to Harvest Operations in accordance with the election or deemed election of the holder of such Common Share in exchange for:

(i) (A) one Cash Note; or

(B) one Trust Unit Note; or

(C) 0.281 of an Exchangeable Share (together with the Ancillary Rights); and

(ii) one ExploreCo Note and one Rock Energy Note;

(d) each Common Share held by Tax Exempt Shareholders and Non-Resident Shareholders, will be transferred to Harvest Operations in accordance with the election or deemed election of the holder of such Common Share in exchange for:

(i) (A) one Cash Note; or

(B) one Trust Unit Note; and

(ii) one ExploreCo Note and one Rock Energy Note;

(e) each Trust Unit Note shall be transferred by the holder thereof to the Trust in exchange for 0.281 of a Trust Unit;

(f) Harvest Operations and Storm shall be amalgamated and continued as one corporation, New Harvest Operations, in accordance with the following:

(i) the articles of New Harvest Operations shall be the same as the articles of Harvest Operations except that the authorized capital of New Harvest Operations shall consist of an unlimited number of common shares with the same rights, privileges and restrictions as the common shares of Harvest Operations, an unlimited number of exchangeable shares, issuable in series, the first series of which shall be the Exchangeable Shares and an unlimited number of First Preferred Shares with the same rights, privileges and restrictions as the First Preferred Shares of Harvest Operations;

(ii) the name of New Harvest Operations shall be "Harvest Operations Corp." or such other name as determined by Harvest prior to the Effective Time;

(iii) the shares of Storm, all of which are owned by Harvest Operations, shall be cancelled without any repayment of capital;

(iv) for greater certainty, the outstanding Exchangeable Shares, Trust Unit Notes, Cash Notes, ExploreCo Notes, Warrant Notes and the Rock Energy Notes shall survive and continue to be obligations of New Harvest Operations without amendment;

(v) the property of each of the amalgamating corporations shall continue to be the property of New Harvest Operations;

(vi) New Harvest Operations shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(viii) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against New Harvest Operations;

(ix) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against New Harvest Operations;

(x) the Articles of Amalgamation of New Harvest Operations shall be deemed to be the Articles of Incorporation of New Harvest Operations and the Certificate of Amalgamation of New Harvest Operations shall be deemed to be the Certificate of Incorporation of New Harvest Operations;

(xi) the by-laws of New Harvest Operations shall be the by-laws of Harvest Operations;

(xii) the first directors of New Harvest Operations shall be the directors of Harvest Operations;

(xiii) the first officers of New Harvest Operations shall be the officers of Harvest Operations; and

(xiv) the registered office of New Harvest Operations shall be the registered office of Harvest Operations;

(g) each holder of an ExploreCo Warrant may elect or be deemed to have elected to exercise the ExploreCo Warrants and thereupon will assign, transfer, and exchange one (1) ExploreCo Note to ExploreCo for each ExploreCo Warrant so exercised and ExploreCo will issue one (1) ExploreCo Share to such holder for each ExploreCo Warrant exercised;

(h) the transactions contemplated by the Conveyance Agreements will be completed and ExploreCo will deliver the purchase consideration in Warrant Notes and ExploreCo Notes and the Closing Note, if required, to New Harvest Operations and/or subsidiaries or partnerships of New Harvest Operations, as the case may be, and upon such delivery such Warrant Notes and ExploreCo Notes shall be cancelled;

(i) New Harvest Operations shall settle the Cash Notes by making a payment of cash in accordance with the Plan of Arrangement;

(j) New Harvest Operations shall settle the Rock Energy Notes by delivering the Rock Energy Shares in accordance with the Plan of Arrangement;

(k) New Harvest Operations shall settle the remaining Warrant Notes, conditional upon the settling of the Closing Note, by delivering to the Note Trustee a payment of cash within 60 days of the Effective Date; and

(l) New Harvest Operations shall settle the remaining ExploreCo Notes, conditional upon the settling of the Closing Note, by delivering to the Note Trustee a payment of cash within 60 days of the Effective Date; and

(m) ExploreCo shall settle the Closing Note by delivering to New Harvest Operations a payment of cash within 60 days of the Effective Date.

With respect to the election required to be made by a former holder of Common Shares pursuant to the Plan of Arrangement:

(a) each of such holders of Common Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal and Election Form indicating such holder's election, together with certificates representing such holder's Common Shares;

(b) any former holder of Common Shares who fails to comply with the foregoing sub-paragraph (a) shall be deemed to have elected to:

    (i) exchange Warrant Notes for ExploreCo Warrants;

    (ii) exchange ExploreCo Notes for ExploreCo Shares upon the exercise of the ExploreCo Warrants; and/or

    (iii) receive only Cash Notes for such holder's former Common Shares,

in each case as contemplated by the Plan of Arrangement.

For greater certainty, with respect to any election required to be made by a holder of Common Shares pursuant to the Plan of Arrangement, such holder may elect to receive either Cash Notes, Trust Unit Notes or Exchangeable Shares or a combination thereof in exchange for the aggregate number of Common Shares in respect of which such an election is made provided, however, each individual Common Share may only be exchanged for either a Cash Note, a Trust Unit Note or 0.281 of an Exchangeable Share.

The Exchangeable Shares are intended to be, to the greatest extent possible, the economic equivalent of Trust Units and will be exchangeable for Trust Units. An aggregate maximum of $75,000,000 in cash, 2,000,000 Exchangeable Shares and 8,000,000 Trust Units will be issued pursuant to the Arrangement. As a result, Shareholders may elect to receive up to 60% of the consideration from the Trust in cash or up to 95% of the consideration in Trust Units or Exchangeable Shares. In the event that all Shareholders elect cash, the consideration payable for each Common Share will be comprised of $2.51 cash and 0.111 of a Trust Unit. A minimum of 40% of the consideration for the Common Shares shall be paid in Trust Units or Exchangeable Shares. If Shareholders elect to receive an aggregate number of Trust Units exceeding 8,000,000, such Shareholders will receive on completion of the Arrangement, in addition to their ExploreCo Shares and Rock Energy Shares, a reduced pro rata number of Trust Units and the balance in cash. If Shareholders elect to receive an aggregate number of Exchangeable Shares exceeding 2,000,000, such Shareholders will receive on completion of the Arrangement, in addition to their ExploreCo Shares and Rock Energy Shares, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units. **Exchangeable Shares will not be issued to Non-Resident Shareholders or Tax-Exempt Shareholders. Any such Non-Resident Shareholder or Tax-Exempt Shareholder who elects to receive Exchangeable Shares will be deemed to have elected to receive only cash, in addition to ExploreCo Shares and Rock Energy Shares, on completion of the Arrangement.**

For details respecting the terms of the Trust Units and Exchangeable Shares, please refer to Appendix I, "Information Concerning the Trust". For details respecting the terms of the ExploreCo Shares, please refer to Appendix H, "Information Concerning ExploreCo".

Arrangement Agreement

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement contains covenants, representations and warranties of and from each of Storm, ExploreCo, Harvest Operations and the Trust and various conditions precedent, both mutual and with respect to each corporation and the Trust.

The Arrangement Agreement is attached as Appendix C to this Information Circular and reference is made thereto for the full text thereof.

Come-Along Agreement

Alterna has made a proposal to Storm whereby Alterna would replace ExploreCo as a party to the Arrangement. Storm and Alterna are currently negotiating the terms under which Alterna would participate in the Arrangement in the place of ExploreCo. Alterna's participation is subject to the execution of an agreement between Storm and Alterna as to the terms and conditions of Alterna's participation, as well as the receipt of certain approvals of Alterna's directors and shareholders, to be obtained on or before the date of the Meeting. Alterna's participation in the Arrangement will not affect the consideration to be received by Shareholders on the Arrangement, except that, rather than a share of ExploreCo, the Shareholders would receive a share of Alterna. See "Information Respecting ExploreCo" and Appendix H, "Information Concerning ExploreCo – ExploreCo – Come-Along Agreement".

Procedure for the Arrangement Becoming Effective

Procedural Steps

The Arrangement is proposed to be carried out pursuant to section 193 of the ABCA. The following procedural steps must be taken for the Arrangement to become effective:

(a) the Arrangement must be approved by the Shareholders of Storm voting at the Meeting;

(b) the Arrangement must be approved by the Court pursuant to the Final Order;

(c) all conditions precedent to the Arrangement, including those set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate parties; and

(d) the Final Order, Articles of Arrangement and related documents, in the form prescribed by the ABCA, must be filed with the Registrar and the Certificate must be issued by the Registrar.

Approvals

Shareholder Approval

Pursuant to the Interim Order, the Arrangement Resolution must be approved by at least two-thirds of the votes cast by Shareholders who vote in respect of the Arrangement Resolution, in person or by proxy, at the Meeting.

Court Approvals

Interim Order

On May 28, 2004, the Court granted the Interim Order facilitating the calling of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is attached as Appendix B to this Information Circular.

Final Order

The ABCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement Agreement, and if the Arrangement and the Arrangement Agreement are approved by Shareholders at the Meeting in the manner required by the Interim Order, Storm will make application to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for June 28, 2004 at 1:30 p.m. (Calgary time), or as soon thereafter as counsel may be heard, at The Court House, 611 - 4th Street S.W., Calgary, Alberta. At the hearing, any Shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to filing with the Court and serving upon Storm a Notice of Intention to Appear together with any evidence or materials which such party intends to present to the Court on or before noon (Calgary time) on June 21, 2004. Service of such notice shall be effected by service upon the solicitors for Storm: McCarthy Tétrault LLP, Suite 3300, 421 - 7th Avenue S.W., Calgary, Alberta, T2P 4K9, Attention: Richard F. McHardy. See "Notice of Petition".

The ExploreCo Shares, Rock Energy Shares, Trust Units and Exchangeable Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act, in reliance upon the exemption from registration provided by section 3(a)(10) thereof. The Court will be advised at the hearing of the application for the Final Order that if the terms and conditions of the Arrangement are approved by the Court, the securities issued pursuant to the Arrangement will not require registration under the 1933 Act.

Storm has been advised by its counsel, McCarthy Tétrault LLP, that the Court has broad discretion under the ABCA when making orders with respect to the Arrangement and that the Court will consider, among other things, the fairness and reasonableness of the Arrangement, both from a substantive and a procedural point of view. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, Storm, ExploreCo, Harvest Operations or the Trust may determine not to proceed with the Arrangement.

Conditions Precedent to the Arrangement

The respective obligations of Storm, ExploreCo, Harvest Operations and the Trust to complete the Arrangement are subject to a number of conditions which must be satisfied on or before the Effective Date. These conditions include:

(a) the Arrangement Resolution shall have been approved by the requisite number of votes cast by the Shareholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(b) the Final Order shall have been granted in form and substance satisfactory to Storm, ExploreCo, Harvest Operations and the Trust acting reasonably not later than June 30, 2004 or such later date as the parties may agree;

(c) the Arrangement shall have become effective on or before June 30, 2004;

(d) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Storm, ExploreCo, Harvest Operations and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(e) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by the Arrangement Agreement;

(f) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated by the Arrangement Agreement shall have been completed or obtained including, without limitation, consents and approvals from Storm's principal lenders;

(g) the approval of the TSX or the TSX Venture Exchange, as the case may be, of the conditional listing of the ExploreCo Shares and the Trust Units to be issued pursuant to the Arrangement shall be obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date; and

(h) the TSX Venture Exchange shall have approved the distribution of the Rock Energy Shares under the Arrangement.

The Arrangement Agreement also provides for a number of conditions in favour of Storm which must be satisfied or waived on or prior to the Effective Date in order for the Arrangement to become effective, including:

(a) the representations and warranties made by the Trust and Harvest Operations in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date and the Trust and Harvest Operations shall have complied in all material respects with its covenants in the Arrangement Agreement and the Trust and Harvest Operations shall have provided to Storm and ExploreCo an officer's certificate certifying such accuracy on the Effective Date;

(b) the Trust shall have provided to Storm and ExploreCo with an opinion of legal counsel to the Trust satisfactory to Storm, acting reasonably, with respect to certain matters enumerated in the Arrangement Agreement;

(c) the Trust and Harvest Operations shall have complied in all material respects with their respective covenants under the Arrangement Agreement, and the Trust shall have provided an officers' certificate to that effect;

(d) before giving effect to the transactions contemplated by this Agreement, there shall have been no material adverse change, financial or otherwise, that has not been publicly disclosed or otherwise disclosed to Storm in writing, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of the Trust taken as a whole, or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to trusts conducting business similar to that of the Trust);

(e) the Trust Units and Exchangeable Shares issuable and the cash payable pursuant to the Arrangement shall have been deposited with the Depositary (as defined in the Plan of Arrangement) together with an irrevocable direction authorizing and directing the Depositary to pay the Trust Units, Exchangeable Shares and/or cash payable pursuant to the Arrangement to the holders of the Common Shares who are entitled to receive such units, shares and/or cash payment in accordance with and upon completion of the Arrangement;

(f) Storm shall be satisfied, acting reasonably, that the Trust Units and Exchangeable Shares issued pursuant to the Arrangement shall not be subject to any hold period, restricted period or seasoning period under Applicable Laws that shall not have been satisfied on the Effective Date; and

(g) there shall have been no adverse change to the Trust's distribution policy (including the frequency or quantum thereof), except to the extent resulting from an event or circumstance relating to conditions affecting the oil and gas industry in the jurisdictions in which the Trust or Storm holds its assets, taken as a whole including, without limitation. changes in commodity prices or taxes, or resulting from general economic, financial currency exchange, securities or commodity market conditions in Canada including. without limitation, changes in currency exchange rates.

Finally, the Arrangement Agreement also provides for a number of conditions in favour of the Trust which must be satisfied or waived on or prior to the Effective Date in order for the Arrangement to become effective, including:

(a) each of the acts and undertakings of Storm to be performed on or before the Effective Date pursuant to the terms of the Arrangement Agreement shall have been duly performed by Storm;

(b) the representations and warranties made by Storm in the Arrangement Agreement shall be true and correct as of the Effective Date as if made on and as of such date and Storm shall have complied in all material respects with its covenants in the Arrangement Agreement and Storm shall have provided to the Trust an officer's certificate certifying such accuracy on the Effective Date;

(c) the Trust shall be satisfied, acting reasonably, that all third party participation rights have been satisfied and with the manner in which they have been satisfied, or are otherwise not applicable with respect to transactions occurring prior to the Effective Time;

(d) all holders of outstanding Storm Options shall have entered into agreements with Storm, providing for the exercise, conversion or termination of all Storm Options on terms and conditions satisfactory to Storm and the Trust and provided that the maximum cash amount which may be expended by Storm in connection with the termination of the Storm Options shall be $3,000,000;

(e) the board of directors of Storm shall not have changed, withdrawn or modified its endorsement of the Arrangement, its determination that the Arrangement is fair and in the best interests of Storm and the Shareholders and its recommendation that Shareholders vote in favour of the Arrangement;

(f) each of the members of the board of directors of Storm and each of the officers of Storm shall have provided their written resignations as directors and officers effective on or before the Effective Date together with a release (satisfactory to the Trust) in favour of Storm (subject to ongoing rights of

indemnity) and the board of directors of Storm shall have been reconstituted with nominees of the Trust as at the Effective Date;

(g) there shall be no action taken under any existing law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of the Trust to effectively exercise full rights of ownership of the Common Shares, including, without limitation, the right to vote any such shares, or the ability of the Trust to use and enjoy the assets of Storm acquired by the Trust pursuant to the Arrangement;

(h) ExploreCo and SVI shall have provided an indemnity to the Trust, in form reasonably satisfactory to the Trust, indemnifying the Trust for any obligations, losses or liabilities it may bear relating to the guarantees with respect to the Sud Remada prospection permit to be transferred by Storm to SVI; and

(i) Storm's bankers shall have consented to the completion of the Arrangement and the completion of the Arrangement shall not constitute an event of default under Storm's bank facilities.

Upon the conditions being fulfilled or waived, Storm intends to file a copy of the Final Order and the Articles of Arrangement with the Registrar under the ABCA, together with such other materials as may be required by the Registrar, in order to give effect to the Arrangement.

Notwithstanding the foregoing, the Arrangement Resolution proposed for consideration by the Shareholders authorizes the board of directors, without further notice to or approval of such Shareholders, subject to the terms of the Arrangement, to amend the Arrangement, to decide not to proceed with the Arrangement and to revoke the Arrangement Resolution at any time prior to the Arrangement becoming effective pursuant to the provisions of the ABCA. See Appendix A for the text of the Arrangement Resolution.

Non-Solicitation by Storm

Storm has agreed that, during the period from the date of the Arrangement Agreement until the earlier of: (i) the Effective Time; or (ii) the date the Arrangement Agreement is terminated, except with the written consent of Storm or as otherwise expressly permitted or specifically contemplated by the Arrangement Agreement, it shall:

(a) immediately cease and cause to be terminated any existing discussions, negotiations or other proceedings with any parties initiated prior to the execution of the Arrangement Agreement by it, or through any advisors or other parties on its behalf, with respect to any Storm Acquisition Proposal (as defined in the Arrangement Agreement);

(b) not directly or indirectly, nor authorize or permit any of the officers, directors or employees of Storm or any financial advisor, expert or other representative retained by any of them, to:

 (i) solicit, facilitate, initiate or encourage (including, without limitation, by way of furnishing information or entering into any form of agreement, arrangement or understanding) any Storm Acquisition Proposal;

 (ii) enter into or participate in any discussions or negotiations regarding a Storm Acquisition Proposal, or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Storm in connection with a Storm Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii) waive, or otherwise forbear in the enforcement of; or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits of Storm under confidential information agreements, including, without limitation, any "standstill provisions" thereunder;

provided, however, that Storm and its officers, directors and advisers may:

(iv) engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Arrangement Agreement, by Storm or any of the officers, directors or employees of Storm or any financial advisor, expert or other representative retained by them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality agreement (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the Trust), may furnish such third party information concerning Storm and its business, properties and assets, in each case if, and only to the extent that:

(A) the third party has first made a written bona fide Storm Acquisition Proposal which the board of directors of Storm determines in good faith: (1) that funds or other consideration necessary for Storm Acquisition Proposal are or are likely to be available; (2) that such Storm Acquisition Proposal is a Superior Proposal (as defined in the Arrangement Agreement); and (3) after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the board of directors of Storm, that the taking of such action is necessary for the board of directors of Storm in discharge of its fiduciary duties under Applicable Laws; and

(B) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Storm provides prompt notice the Trust to the effect that it is furnishing information to or entering into discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the Trust, copies of all information provided to such party concurrently with the provision of such information to such party, and provided further Storm shall notify the Trust orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal within 24 hours of the receipt thereof, shall keep the Trust informed of the status and details of any such inquiry, offer or proposal and answer the Trust's questions with respect thereto; or

(v) comply with Section 172 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to the Shareholders; and

(vi) accept, recommend, approve or implement a Superior Proposal from a third person, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of Storm shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Arrangement Agreement and after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the board of directors of Storm, that the taking of such action is necessary for the board of directors of Storm in discharge of its fiduciary duties under applicable laws and the Trust terminates the Arrangement Agreement in accordance with the terms thereof and concurrently therewith pays the Trust Break Fee (as defined below) to the Trust.

Storm has agreed to give the Trust, orally and in writing, at least the greater of one business day or 48 hours advance notice of any decision by the board of directors of Storm to accept, recommend, approve or implement a Superior

Proposal, which notice shall identify the party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. In addition, the Trust has agreed that it shall, and that it shall cause its financial and legal advisors to, negotiate in good faith with Storm to make such adjustments in the terms and conditions of the Arrangement Agreement as would enable it to proceed with the Arrangement as amended rather than the Superior Proposal. In the event the Trust proposes to amend the Arrangement Agreement and the Arrangement to provide substantially equivalent or superior value to that provided under the Superior Proposal within the three business days time period specified above, then Storm shall not enter into any definitive agreement regarding the Superior Proposal.

Trust Break Fee

Under the Arrangement Agreement, Storm has agreed to pay the Trust in cash (on the date of the occurrence of any event below) the amount of $6.0 million (the "Trust Break Fee") if:

(a) the board of directors of Storm fails to recommend that Shareholders vote in favour of the Arrangement or the board of directors of Storm withdraws or, in a manner materially adverse to the Arrangement, modifies or changes it recommendation to Shareholders to vote in favour of the Arrangement;

(b) a bona fide Storm Acquisition Proposal is made or announced and not withdrawn prior to the Meeting to all or substantially all holders of Common Shares, the Plan of Arrangement is not approved at the Meeting and the Storm Acquisition Proposal is completed within 12 months of the Meeting; or

(c) a breach or non-performance by Storm of any of its covenants, agreements, representations and warranties in the Arrangement Agreement (except where such breach is itself the result of a material breach or non-performance by Harvest or Harvest Operations of any of their respective representations, warranties or covenants contained in the Arrangement Agreement) which makes it impossible or unlikely that all of the conditions of the Arrangement will be satisfied.

Storm Break Fee

Under the Arrangement Agreement, the Trust has agreed to pay to Storm in cash on the date of the occurrence of any of certain events described in the Arrangement Agreement, the amount of $1,600,000 (the "Storm Break Fee") if a breach or non-performance by the Trust of any of its covenants, agreements, representations and warranties in the Agreement (except where such breach is itself the result of a material breach or non-performance by Storm of any of its respective representations, warranties or covenants contained in this Agreement) which make it impossible or unlikely that all of the conditions of the Arrangement will be satisfied. In the event the Storm Break Fee will be payable, it would be considered liquidated damages for such breaches by the Trust, and Storm will not be able to seek further damages or participate in or support any legal action or suits for such breaches.

Termination of Arrangement Agreement

The Arrangement Agreement may be amended by the written agreement of Storm and the Trust at any time before or after the Meeting without, subject to Applicable Law, further notice to or authorization from the Shareholders and any such amendment may, without limitation: (i) change the time for performance of any of the obligations or acts of the parties thereto; (ii) waive any inaccuracies or modify any representation, term or provision contained therein or in any document delivered pursuant thereto; (iii) waive compliance with or modify any of the covenants contained in the Arrangement Agreement and waive or modify performance of any of the obligations of the parties thereto; and (iv) waive compliance with or modify any condition therein contained. Notwithstanding the above, the consideration to be received by a Shareholder under the Arrangement may not be amended without the approval of the Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court.

The Arrangement Agreement may be terminated at any time prior to the Effective Date:

(a) by mutual written consent of Storm and the Trust;

(b) by Storm if:

(i) the Interim Order is set aside or modified in a manner unacceptable to Storm, acting reasonably, on appeal or otherwise;

(ii) the Arrangement is not approved by Shareholders in accordance with the terms of the Interim Order and all Applicable Laws on or before June 30, 2004;

(iii) the Final Order has not been granted in form and substance satisfactory to the Trust, acting reasonably on or before June 30, 2004;

(iv) the Arrangement has not become effective on or before June 30, 2004;

(v) the Trust Break Fee shall have become payable by Storm;

(vi) the Storm Break Fee shall have become payable and been paid by the Trust;

(vii) the Court, or any other court or a Governmental Authority shall have issued an order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(viii) any of the conditions in the Arrangement Agreement in favour of Storm are not satisfied or waived in accordance with the terms of the Arrangement Agreement;

(c) by the Trust if:

(i) the Interim Order is set aside or modified in a manner unacceptable to the Trust, acting reasonably, on appeal or otherwise;

(ii) the Shareholders do not approve the Arrangement in accordance with the terms of the Interim Order and all applicable corporate and securities law requirements on or before June 30, 2004;

(iii) the Final Order is not granted on or prior to June 30, 2004;

(iv) the Arrangement has not become effective on or before June 30, 2004;

(v) the Trust Break Fee shall have become payable and been paid by Storm;

(vi) the Storm Break Fee shall have become payable by the Trust;

(vii) the Court, or any other court or a Governmental Authority shall have issued an order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(viii) any of the conditions in the Arrangement Agreement in favour of the Trust are not satisfied or waived in accordance with the terms of the Arrangement Agreement.

Recommendation of the Board of Directors

The board of directors, other than those required to abstain from voting, has unanimously concluded that the Arrangement, in its opinion, is in the best interests of Storm and the Shareholders and recommends that Shareholders vote in favour of the Arrangement Resolution.

Holders of an aggregate of 6,996,201 Common Shares (including all of the directors and officers of Storm) representing approximately 23% of the outstanding Common Shares, have signed a letter agreement pursuant to which each has agreed to vote all of the Common Shares beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

Fairness Opinion

The board of directors received an opinion dated April 18, 2004 from FirstEnergy Capital Corp., its independent financial advisor, stating that, in the opinion of FirstEnergy Capital Corp., as of April 18, 2004, the date of the meeting of the board of directors of Storm to approve entering into the Arrangement Agreement, the consideration to be received by Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Shareholders.

A copy of the Fairness Opinion is attached as Appendix G to this Information Circular. The Fairness Opinion is subject to the assumptions and limitations contained therein and should be read in its entirety.

The board of directors unanimously concurs with the views of FirstEnergy Capital Corp. and such views were an important consideration in the board's decision to proceed with the Arrangement.

Timing

If the Meeting is held as scheduled and is not adjourned and the other necessary conditions at that point in time are satisfied or waived, Storm will apply for the Final Order approving the Arrangement. If the Final Order is obtained on June 28, 2004 in form and substance satisfactory to Storm, ExploreCo, Harvest Operations and the Trust, and all other conditions set forth in the Arrangement Agreement are satisfied or waived, Storm expects the Effective Date will be on or about June 29, 2004. It is not possible, however, to state with certainty when the Effective Date will occur.

The Arrangement will become effective upon the filing with the Registrar of the Articles of Arrangement and a copy of the Final Order, together with such other materials as may be required by the Registrar.

Storm's objective is to have the Effective Date occur as soon as practicable after the Meeting. The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court at the hearing of the application for the Final Order on June 28, 2004.

Exchangeable Share Election

Shareholders (other than Non-Resident Shareholders or Tax-Exempt Shareholders) will be entitled to elect to receive either cash, Trust Units or Exchangeable Shares, or a combination thereof, in addition to the ExploreCo Shares and Rock Energy Shares, in consideration for their Common Shares. For certain Shareholders, electing to receive Exchangeable Shares may, based on their particular circumstances, provide for certain tax efficiencies. Any person considering making such an election is urged to consult his or her own legal and tax advisors with respect to the consequences (tax or otherwise) and risks associated with such alternatives. **Non-Resident Shareholders and Tax-Exempt Shareholders may receive only cash, Trust Units, ExploreCo Shares and Rock Energy Shares for their Common Shares.**

An aggregate maximum of $75,000,000 in cash, 2,000,000 Exchangeable Shares and 8,000,000 Trust Units will be issued pursuant to the Arrangement. As a result, Shareholders may elect to receive up to 60% of the consideration from the Trust in cash or up to 95% of the consideration in Trust Units or Exchangeable Shares. In the event that all Shareholders elect

cash, the consideration payable for each Common Share will be comprised of $2.51 cash and 0.111 of a Trust Unit. A minimum of 40% of the consideration for the Common Shares shall be paid in Trust Units or Exchangeable Shares. If Shareholders elect to receive an aggregate number of Trust Units exceeding 8,000,000, such Shareholders will receive on completion of the Arrangement, in addition to their ExploreCo Shares and Rock Energy Shares, a reduced pro rata number of Trust Units and the balance in cash. If Shareholders elect to receive an aggregate number of Exchangeable Shares exceeding 2,000,000, such Shareholders will receive on completion of the Arrangement, in addition to their ExploreCo Shares and Rock Energy Shares, a reduced pro rata number of Exchangeable Shares and the balance in Trust Units.

Holders of Exchangeable Shares (other than holders that are U.S. persons or residents of other countries other than Canada) will be entitled to exchange their Exchangeable Shares at any time for Trust Units in accordance with the Exchange Ratio. The Exchangeable Shares will be automatically exchanged for Trust Units on the tenth anniversary of the Effective Date. In certain circumstances, New Harvest Operations has the right to require a redemption of the Exchangeable Shares prior to such tenth anniversary. One Exchangeable Share is exchangeable initially for one Trust Unit, subject to adjustment in certain circumstances. On each Distribution Payment Date, the number of Trust Units into which one Exchangeable Share is exchangeable shall be increased on a cumulative basis in respect of the Distribution. Holders of Exchangeable Shares will not receive Distributions from the Trust or New Harvest Operations. Rather, the Exchange Ratio will be adjusted to account for Distributions paid to Unitholders. See Appendix I, "Information Concerning the Trust".

Employee Shareholders

Certain Shareholders who hold Common Shares that were acquired in circumstances such that recognition of any employment related taxable benefit was deferred may elect to exchange such Common Shares in a manner that will permit the continued deferral of recognition of some or all of such taxable benefit. Such Shareholders should consult their own tax advisors.

Procedure for Exchange of Shares

Shareholders

On or before the Election Deadline, Shareholders must complete and return the enclosed Letter of Transmittal and Election Form, together with the certificate(s) representing their Common Shares, to the Depositary at one of the offices specified in the Letter of Transmittal and Election Form in order to receive cash, Trust Units, Exchangeable Shares or a combination of thereof, in addition to ExploreCo Shares and Rock Energy Shares for their Common Shares under the Arrangement. Where no election is made, where the election is not properly made or where the Letter of Transmittal and Election Form or the certificate(s) representing the Common Shares are received after the Election Deadline, the depositing Shareholder will be deemed to have elected to receive, in addition to ExploreCo Shares and Rock Energy Shares only cash for all of their Common Shares on completion of the Arrangement.

General

Shareholders whose Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee must contact their nominee to deposit their Common Shares.

The use of the mail to transmit certificates representing Common Shares and the Letter of Transmittal and Election Form is at each Shareholder's risk. Storm recommends that such certificates and documents be delivered by hand to the Depositary and a receipt therefor be obtained or that registered mail be used.

All signatures on (i) the Letter of Transmittal and Election Form and (ii) certificates representing Common Shares must be guaranteed by an "Eligible Institution" as set forth in the Letter of Transmittal and Election Form, unless otherwise provided. In order to receive ExploreCo Shares and Trust Units after the Effective Date, Shareholders must submit their share certificate(s) to the Depositary.

Non-Resident Shareholders and Tax-Exempt Shareholders may receive only cash and Trust Units, in addition to ExploreCo Shares and Rock Energy Shares, for their Common Shares.

Canadian Federal Income Tax Considerations

In the opinion of Felesky Flynn LLP, tax counsel to Storm ("Counsel"), the following is a fair and adequate summary of the principal Canadian federal income tax considerations under the Tax Act in respect of the Arrangement generally applicable to Shareholders who hold Common Shares and any Warrant Notes, ExploreCo Notes, ExploreCo Warrants, ExploreCo Shares, Cash Notes, Trust Unit Notes, Rock Energy Notes, Exchangeable Shares and/or Trust Units acquired under the Arrangement as capital property for purposes of the Tax Act and at all material times deal at arm's length with, and are not affiliated with, Storm, New Harvest Operations or the Trust for purposes of the Tax Act. Generally, the Common Shares and any Warrant Notes, ExploreCo Notes, ExploreCo Warrants, ExploreCo Shares, Cash Notes, Trust Unit Notes, Rock Energy Notes, Exchangeable Shares and Trust Units will be considered to be capital property of a holder thereof unless they are held in the course of carrying on a business or in connection with an adventure in the nature of trade. Certain Shareholders resident in Canada within the meaning of the Tax Act whose Common Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Common Shares and any other "Canadian security" (as defined in the Tax Act) deemed to be capital property. This summary is not applicable to a Shareholder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules, nor is it applicable to a Shareholder, an interest in which would be a "tax shelter investment" under the Tax Act.

This summary is based upon the provisions of the Tax Act and the regulations thereunder ("Tax Regulations") in force as of the date hereof, all specific proposals to amend the Tax Act and the Tax Regulations that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the "Proposed Amendments"), including the Notice of Ways and Means Motion released as an annex to the March 23, 2004 Federal Budget (the "Budget"), Counsel's understanding of the current published administrative and assessing policies of the Canada Customs and Revenue Agency (the "CCRA") and representations as to certain factual matters provided to Counsel by Storm.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to the Arrangement or to the holding of Common Shares and any Warrant Notes, ExploreCo Notes, ExploreCo Warrants, ExploreCo Shares, Cash Notes, Trust Unit Notes, Rock Energy Notes, Exchangeable Shares and/or Trust Units and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action or changes in the administrative and assessing practices of the CCRA. This summary does not take into account any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

A Budget proposal to impose a tax on a registered pension plan's investment in trust units above certain limits unless 90% or more of the fair market value of the particular trust's property is attributable to, inter alia, real property or Canadian or foreign resource property was suspended by the Minister of Finance (Canada) on May 18, 2004 pending further consultation and review. Further, the Budget proposes to introduce changes to the Tax Act that will subject persons who are not residents of Canada as defined in the Tax Act to tax in respect of certain distributions made by mutual fund trusts that currently are not be subject to taxation in Canada. It is not clear whether these proposals, if enacted, will result in tax consequences to Trust Unitholders that are materially different from those disclosed herein. Prospective Trust Unitholders that are registered pension plans or who are not residents of Canada should consult their own tax advisors regarding the income tax considerations applicable to them in their particular circumstances.

This summary is of a general nature only and is not intended to be relied on as legal or tax advice or representations to any particular Shareholder. Consequently, Shareholders should obtain independent tax advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

Residents of Canada

Receipt of Warrant Notes

Where a Shareholder receives a Warrant Note as a reduction in the paid-up capital (within the meaning of the Tax Act) of such Shareholder's Common Shares, the fair market value thereof will generally be treated as a deemed dividend to the Shareholder. The income tax consequences thereof to the Shareholder are discussed below. See "Taxation of Dividends on Common Shares, Exchangeable Shares, ExploreCo Shares and Rock Energy Shares" below.

The cost to Shareholders of the Warrant Notes so received will be equal to their fair market value at the time of receipt.

Election to Exchange Common Shares for ExploreCo Notes, Rock Energy Notes and Cash Notes and/or Trust Unit Notes Pursuant to the Arrangement

Where a Shareholder elects to receive cash and/or Trust Units pursuant to the Arrangement in exchange for Common Shares, the Shareholder will receive ExploreCo Notes and Rock Energy Notes and may receive Cash Notes and/or Trust Unit Notes on the exchange of those Common Shares, depending on the election made by the Shareholder. The Warrant Notes then will be used to purchase ExploreCo Warrants, the ExploreCo Warrants and ExploreCo Notes will be exchanged for ExploreCo Shares, the Rock Energy Notes will be exchanged for Rock Energy Shares, the Cash Notes, if any, will be exchanged for cash and the Trust Unit Notes, if any, will be exchanged for Trust Units. Such Shareholder will generally realize a capital gain (or capital loss) equal to the amount by which the aggregate fair market value of the ExploreCo Notes, Cash Notes, Rock Energy Notes and Trust Unit Notes so received exceeds (or is less than) the aggregate of such Shareholder's adjusted cost base ("ACB") of such Common Shares immediately before the Effective Time and any reasonable costs of disposition. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" below.

The cost to the Shareholder of the ExploreCo Notes, ExploreCo Warrants, Cash Notes, Rock Energy Notes and Trust Unit Notes so received will be equal to their respective fair market values at the time of receipt. Storm has advised Counsel that the Warrant Notes and the ExploreCo Notes together will have a fair market value equal to the fair market value of the ExploreCo Shares to be exchanged therefor, that the Rock Energy Notes will have a fair market value equal to the fair market value of the Rock Energy Shares to be exchanged therefor and that the Trust Unit Notes will have a fair market value equal to the fair market value of the Trust Units to be issued in exchange therefor.

No gain or loss should be realized by a Shareholder on the exchange of the Warrant Notes for ExploreCo Warrants, the exercise of the ExploreCo Warrants and the exchange of the ExploreCo Notes for ExploreCo Shares, the exchange of the Rock Energy Notes for Rock Energy Shares and the exchange of Trust Unit Notes for Trust Units, and the cost to the Shareholder of the ExploreCo Shares, the Rock Energy Shares and the Trust Units so received will be equal to their respective fair market values at the time of receipt.

Election to Exchange Common Shares for ExploreCo Notes, Rock Energy Notes and Exchangeable Shares Pursuant to the Arrangement

Where a Shareholder elects to receive Exchangeable Shares pursuant to the Arrangement in exchange for Common Shares, the Shareholder will receive ExploreCo Notes, Rock Energy Notes, Exchangeable Shares and Exchange Rights on the exchange of those Common Shares and may also receive Cash Notes and/or Trust Unit Notes on the exchange of those Common Shares, depending on the election made by the Shareholder. The Warrant Notes will be used to purchase ExploreCo Warrants, the ExploreCo Warrants and ExploreCo Notes will be exchanged for ExploreCo Shares, the Rock Energy Notes will be exchanged for Rock Energy Shares, the Cash Notes, if any, will be exchanged for cash and the Trust Unit Notes, if any, will be exchanged for Trust Units. Shareholders who receive Exchangeable Shares will generally be

entitled to make a joint election with New Harvest Operations (on behalf of Harvest Operations) under section 85 of the Tax Act in order to obtain a complete or partial tax-deferred "rollover" for the purposes of the Tax Act.

A Shareholder who exchanges Common Shares for consideration that includes Exchangeable Shares and who does not make such an election or who elects an amount in excess of such Shareholder's ACB of such Common Shares will realize a capital gain (or capital loss) equal to the amount by which the sum of the fair market value of the ExploreCo Notes, Rock Energy Notes, Exchangeable Shares, Exchange Rights and any Trust Unit Notes and/or Cash Notes received by the Shareholder on the exchange exceeds (or is less than) the ACB to the Shareholder of such Common Shares immediately before the Effective Time and any reasonable costs of disposition. In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any capital loss realized may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" below. The cost to the Shareholder of the ExploreCo Notes, Rock Energy Notes, Exchangeable Shares, Exchange Rights, Cash Notes and any Trust Unit Notes received by the Shareholder on the exchange will be equal to their respective fair market values at the time of the exchange.

No gain or loss should be realized by a Shareholder on the subsequent exchange of the Warrant Notes for ExploreCo Warrants, the exercise of the ExploreCo Warrants and the exchange of the ExploreCo Notes for ExploreCo Shares, the exchange of the Rock Energy Notes for Rock Energy Shares or the exchange of the Trust Unit Notes for Trust Units, and the cost to the Shareholder of the ExploreCo Shares, Rock Energy Shares and Trust Units so received will be equal to their respective fair market values at the time of receipt.

A Shareholder who exchanges Common Shares for ExploreCo Notes, Rock Energy Notes, Exchangeable Shares and Exchange Rights or for a combination of ExploreCo Notes, Rock Energy Notes, Exchangeable Shares, Exchange Rights and Cash Notes and/or Trust Unit Notes may make a joint election with New Harvest Operations (on behalf of Harvest Operations) pursuant to subsection 85(1) of the Tax Act (or, in the case of a Shareholder that is a partnership, pursuant to subsection 85(2) of the Tax Act) and thereby obtain a full or partial tax-deferred "rollover" for the purposes of the Tax Act in respect of those Common Shares exchanged for Exchangeable Shares. The extent of such rollover will depend on the amount specified in that election (the "Elected Amount") and the ACB to the Shareholder of such Common Shares immediately before the Effective Time. Provided that the total of such ACB to the Shareholder of Common Shares and any reasonable costs of disposition equals or exceeds the fair market value of the ExploreCo Notes, Rock Energy Notes, Exchange Rights and any Cash Notes and/or Trust Unit Notes acquired by the Shareholder on the exchange for such Common Shares, the Shareholder may elect so as not to realize any capital gain on the exchange. In order to make an election, a Shareholder must provide to the Depositary on behalf of New Harvest Operations, two signed copies of the prescribed form of election (including any applicable provincial tax election forms relevant to such Shareholder) no later than the 120th day after the Effective Date, duly completed with the details of the number of Common Shares transferred and the applicable Elected Amount for the purposes of the election. The election form will be signed by New Harvest Operations (on behalf of Harvest Operations) and returned to the Shareholder for filing by the Shareholder with the CCRA (and with applicable provincial tax authorities). It is the sole responsibility of the Shareholder who wishes to take advantage of the tax deferral provided for by section 85 of the Tax Act to attend to the proper completion and filing of the forms required by the Tax Act in that regard.

For Canadian federal income tax purposes, the relevant tax election form is Form T2057, entitled "Election on Disposition of Property by a Taxpayer to a Taxable Canadian Corporation", (or, if the Shareholder is a partnership, Form T2058, entitled "Election on Disposition of Property by a Partnership to a Taxable Canadian Corporation"). A Shareholder intending to make such an election should so indicate on the Letter of Transmittal and Election Form accompanying this Information Circular in the space provided therein and a tax election package, consisting of the relevant federal tax election forms and a letter of instruction, will be sent to such Shareholder. Shareholders should consult their own tax advisors to determine whether any separate provincial election forms are required.

Where Common Shares are held as partnership property, a partner designated by the partnership must file one copy of Form T2058 on behalf of all members of the partnership. Such Form T2058 must be accompanied by a list containing the

name, address and social insurance number or tax account number of each partner as well as the letter signed by each partner authorizing the designated partner to complete and file the form.

In general, where an election is made:

1. The Elected Amount may not be less than the fair market value of the ExploreCo Notes, Rock Energy Notes, Exchange Rights and any Cash Notes and/or Trust Unit Notes received by the Shareholder on the exchange.

2. The Elected Amount may not be less than the lesser of the aggregate ACB to the Shareholder of the Common Shares, determined immediately before the Effective Time, and the fair market value of the Common Shares at that time.

3. The Elected Amount may not exceed the fair market value of the Common Shares at the time of the exchange.

Where a Shareholder and New Harvest Operations (on behalf of Harvest Operations) make a joint election, the tax treatment to the Shareholder generally will be as follows:

1. The Shareholder will be deemed to dispose of the Common Shares for proceeds of disposition equal to the Elected Amount.

2. If such deemed proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the exchange, do not exceed the ACB to the Shareholder of the Common Shares immediately before the Effective Time, the Shareholder will not realize any capital gain on the exchange.

3. If such deemed proceeds of disposition, net of any reasonable costs incurred by the Shareholder in connection with the exchange, exceed (or are less than) the ACB to the Shareholder of the Common Shares immediately before the Effective Time, the Shareholder generally will realize a capital gain (or capital loss) equal to the amount of such excess (or shortfall). In the case of a Shareholder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the Shareholder on the Common Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" below.

4. The cost to the Shareholder of the ExploreCo Notes, Rock Energy Notes, Exchange Rights and any Cash Notes and/or Trust Unit Notes received on the exchange will be equal to the respective fair market values thereof at that time, and the cost to the Shareholder of the Exchangeable Shares received on the exchange will be equal to the amount, if any, by which the Elected Amount exceeds the fair market value of the ExploreCo Notes, Rock Energy Notes, Exchange Rights and any Cash Notes and/or Trust Units received by the Shareholder on the exchange.

5. No gain or loss should be realized by a Shareholder on the subsequent exchange of ExploreCo Notes for ExploreCo Shares, Rock Energy Notes for Rock Energy Shares, Cash Notes for cash and Trust Unit Notes for Trust Units, and the cost to a Shareholder of the ExploreCo Shares, Rock Energy Shares and Trust Units so received will be equal to their respective fair market values at the time of receipt.

New Harvest Operations (on behalf of Harvest Operations) will make an election under section 85 of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) only at the Elected Amount selected by the Shareholder. Neither New Harvest Operations nor the Depositary will be responsible for the proper completion or filing of any election. The Shareholder will be solely responsible for the proper completion and filing of the election and, if applicable, the payment of any late filing penalty. Under the Arrangement, New Harvest Operations will be required only to execute any election that has been completed and executed by a Shareholder and to forward such election by mail (within 60 days after the receipt thereof by the Depositary) to the Shareholder. With the exception of execution of the election by New Harvest Operations, compliance with the requirements for a valid election, including selection of the appropriate Elected Amount within the limitations of

section 85 of the Tax Act and the provision of any documentation required under applicable provincial legislation, will be the sole responsibility of the Shareholder making the election. Accordingly, none of New Harvest Operations, Harvest Operations or the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any form of election or to properly file it within the time and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial legislation).

In order for the CCRA to accept a tax election without a late filing penalty being paid by a Shareholder, the election must be received by the CCRA on or before the day that is the earliest of the days on or before which either Harvest Operations or the Shareholder is required to file an income tax return for the taxation year in which the exchange occurs. Harvest Operation's taxation year will end immediately before the amalgamation of Harvest Operations and Storm under the Arrangement. Thus, the tax election will be due six months after the earlier of the Effective Date and such time as the Shareholder's tax return is due to be filed for the year in which the disposition occurs. **However, regardless of such deadline, the tax election forms of a Shareholder must be received by the Depositary no later than the 120th day after the Effective Date.**

Any Shareholder who does not ensure that the Depositary has received a duly completed election no later than the 120th day after the Effective Date will not be able to benefit from the rollover provisions of section 85 of the Tax Act unless otherwise agreed to by New Harvest Operations (on behalf of Harvest Operations). Accordingly, all Shareholders who wish to make a joint election with New Harvest Operations should give their immediate attention to this matter.

Shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CCRA for further information respecting the election. Shareholders wishing to make the election should consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and involves numerous technical requirements and issues.

Employee Shareholders

Certain Shareholders who hold Common Shares that were acquired in circumstances such that recognition of any employment related taxable benefit was deferred may elect to exchange such Common Shares in a manner that will permit the continued deferral of some or all of such taxable benefit. Such Shareholders should consult their own tax advisors.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Shareholder in a taxation year must be included in the income of the Shareholder for the year, and one-half of any capital loss (an "allowable capital loss") realized by a Shareholder in a taxation year may be deducted from taxable capital gains realized by the Shareholder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

A Shareholder that throughout the relevant taxation year is a "Canadian-controlled private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains. Capital gains realized by a Shareholder who is an individual may give rise to a liability for minimum tax.

Taxation of Dividends on Common Shares, Exchangeable Shares, ExploreCo Shares and Rock Energy Shares

In the case of a Shareholder who is an individual, dividends received or deemed to be received on the Common Shares, Exchangeable Shares, ExploreCo Shares or Rock Energy Shares will be included in computing the Shareholder's income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada within the meaning of the Tax Act.

Generally, dividends received or deemed to be received on the Common Shares, Exchangeable Shares, ExploreCo Shares or Rock Energy Shares by a Shareholder that is a corporation will be included in computing the corporation's income and generally will be deductible in computing its taxable income, subject to certain limitations in the Tax Act.

A Shareholder that is a "private corporation" or a "subject corporation" as defined in the Tax Act generally will be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received on the Common Shares, Exchangeable Shares, ExploreCo Shares or Rock Energy Shares to the extent that such dividends are deductible in computing the Shareholder's taxable income.

The Exchangeable Shares will be "taxable preferred shares" and "short-term preferred shares" for purposes of the Tax Act. Dividends received or deemed to be received by holders of the Exchangeable Shares will not be subject to the 10% tax under Part IV.l of the Tax Act.

Exchange or Redemption of Exchangeable Shares

On the exchange of Exchangeable Shares and related Exchange Rights by a holder thereof with the Trust for Trust Units, the holder generally will realize a capital gain (or capital loss) to the extent that the fair market value at that time of the Trust Units received by the holder on the exchange plus the amount, if any, of declared and unpaid dividends on the Exchangeable Shares paid to the holder at the time (the "Dividend Amount") exceeds (or is less than) the aggregate of the ACB to the holder of the Exchangeable Shares and Exchange Rights and any reasonable costs of disposition. In the case of a holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the holder on the Exchangeable Shares, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gain and Capital Losses" above.

On the redemption (including a retraction) of Exchangeable Shares by New Harvest Operations, the holder will be deemed to receive a dividend equal to the amount, if any, by which the fair market value at that time of the Trust Units received by the holder from New Harvest Operations on the redemption (the "Redemption Proceeds") plus the Dividend Amount exceeds the paid-up capital for the purposes of the Tax Act of the Exchangeable Shares at that time. The tax consequences arising from the deemed receipt of such dividend are discussed in the subheading "Taxation of Dividends on Common Shares, Exchangeable Shares, ExploreCo Shares and Rock Energy Shares" above. In the case of a holder that is a corporation, it is possible in certain circumstances that any such deemed dividend may be recharacterized as proceeds of disposition of the Exchangeable Share.

On the redemption, the holder will also be considered to have disposed of the Exchangeable Shares and related Exchange Rights for proceeds of disposition equal to the Redemption Proceeds less the amount of the deemed dividend arising on the redemption. The holder generally will realize a capital gain (or capital loss) equal to the amount by which such proceeds of disposition exceed (or are less than) the aggregate ACB to the holder of the Exchangeable Shares and Exchange Rights, and any reasonable costs of disposition. In the case of a holder that is a corporation, or a partnership or trust of which a corporation is a member or beneficiary, the amount of any such capital loss may be reduced by the amount of dividends received or deemed to have been received by the holder on the Exchangeable Shares, including any dividend that is deemed to be received by the holder on the redemption, to the extent and under the circumstances described in the Tax Act. See "Taxation of Capital Gains and Capital Losses" above.

The cost to a Trust Unitholder of Trust Units received on the retraction, redemption or exchange of Exchangeable Shares will be equal to the fair market value of such Trust Units at that time. This cost will be averaged with the ACB of all other Trust Units held by the Trust Unitholder as capital property to determine the ACB to the Trust Unitholder of each Trust Unit.

Exchange Rights and Call Rights

A Shareholder who has received Exchangeable Shares will be required to determine the fair market value of the Exchange Rights and Call Rights on a reasonable basis for purposes of the Tax Act in computing:

(a) the proceeds of disposition of the Shareholder's Common Shares pursuant to the Arrangement;

(b) the Elected Amount in any election by the Shareholder under section 85 of the Tax Act;

(c) the cost to the Shareholder of the Exchangeable Shares and Exchange Rights received by the Shareholder pursuant to the Arrangement; and

(d) the Shareholder's proceeds of disposition in respect of the grant of the Call Rights by the Shareholder.

Storm is of the view and has advised counsel that the Exchange Rights and the Call Rights have nominal value. If that view is correct, a Shareholder's receipt or grant of such rights will not result in any material Canadian federal income tax consequences. However, such determinations of value are not binding on the CCRA, and Counsel can express no opinion on factual matters such as this.

If the CCRA were to successfully assert that the Exchange Rights have more than nominal value, such greater value would be required to be taken into account in determining the proceeds of disposition of the Shareholder's Common Shares, the proceeds of disposition to be received by the Shareholder in respect of the grant of the Call Rights by the Shareholder, the Elected Amount in any election under section 85 of the Tax Act and the ACB to the Shareholder of the Exchangeable Shares. If the CCRA successfully asserts that the Call Rights have more than nominal value, the Shareholder may realize a capital gain in respect of the granting of the Call Rights equal to the amount of such greater value. In such case, in general terms, the fair market value of the Call Rights (other than the portion thereof, if any, attributable to the grant of the Exchange Rights) will be included in computing the ACB of the Exchangeable Shares to the Shareholder.

Status of the Trust

The Trust qualifies as a "unit trust" as defined in the Tax Act, and this summary assumes that the Trust will also qualify on the Effective Date, and will continue to qualify thereafter, as a "mutual fund trust" as defined in the Tax Act. In order to qualify as a mutual fund trust:

(a) the sole undertaking of the Trust must be the investing of its funds in property (other than real property or an interest in real property), the acquiring, holding, maintaining, improving, leasing or managing of any real property (or an interest in real property) that is capital property of the Trust, or any combination of these activities;

(b) the Trust must comply on a continuous basis with certain requirements relating to the qualification of the Trust Units for distribution to the public, the number of Trust Unitholders and the dispersal of ownership of Trust Units. In this regard, there must be at least 150 Trust Unitholders, each of whom owns not less than one "block" of Trust Units having a fair market value of not less than $500. A "block" of Trust Units means 100 Trust Units if the fair market value of one Trust Unit is less than $25; and

(c) the Trust cannot reasonably be considered to have been established or maintained primarily for the benefit of non-residents of Canada under the Tax Act.

If the Trust were not to qualify as a mutual fund trust at any particular time, the income tax considerations would be materially different in certain respects from those described herein.

Provided that the Trust maintains its status as a mutual fund trust under the Tax Act, the Trust Units will be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit

sharing plans and registered education savings plans each as defined in the Tax Act (collectively "Exempt Plans"). Exempt Plans will generally not be liable for tax in respect of any distributions received from the Trust or any capital gain realized on the disposition of any Trust Units. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for Exempt Plans, which would have adverse tax consequences to Exempt Plans and their annuitants or beneficiaries.

If the Trust ceases to qualify as a mutual fund trust, the Trust may be required to pay tax under Part XII.2 of the Tax Act.

Storm has advised Counsel that the cost amount of foreign property of the Trust, if any, will be less than 30% of the cost amount of all property held by the Trust. Accordingly, based on this advice, the Trust Units will not constitute foreign property as of the time of their issue for Exempt Plans (other than registered education savings plans) or other persons subject to the tax on foreign property under Part XI of the Tax Act, provided that the Trust is a mutual fund trust at such time. Registered education savings plans are not subject to the tax on foreign property under Part XI of the Tax Act.

Taxation of the Trust

The Trust will be subject to tax in each taxation year on its income for the year, computed as though it were a separate individual resident in Canada. The taxation year of the Trust ends on December 31 of each year.

The Trust will be required to include in its income for each taxation year (i) all interest that accrues to, becomes receivable or is received by it before the end of the taxation year, except to the extent that such interest was included in computing its income for a preceding taxation year and (ii) all dividends received on the shares of New Harvest Operations.

In computing its income, the Trust will generally be entitled to deduct reasonable administrative expenses incurred to earn income. The Trust will be entitled to deduct the costs incurred by it in connection with the issuance of Trust Units at the rate of 20% per year, pro-rated where the Trust's taxation year is less than 365 days. The Trust may also deduct amounts which become payable by it to Trust Unitholders in the year, to the extent that the Trust has net income for the year after the inclusions and deductions outlined above. An amount will be considered to have become payable to a Trust Unitholder in a taxation year only if it is paid in the year by the Trust or the Trust Unitholder is entitled in that year to enforce payment of the amount. Under the Trust Indenture, net income of the Trust for each year will be paid or made payable by way of cash distributions to the Trust Unitholders. The Trust Indenture also contemplates other situations in which the Trust may not have sufficient cash to distribute all of its net income by way of such cash distributions. In such circumstances, such net income will be payable to Trust Unitholders in the form of additional Trust Units ("Reinvested Trust Units"). Accordingly, it is anticipated that the Trust will generally not have any taxable income for the purposes of the Tax Act.

Under the Trust Indenture, income received by the Trust may be used to finance cash redemptions of Trust Units.

To the extent that the Trust realizes a capital gain on the redemption or retraction of a Trust Unit during a taxation year, the Trust will be entitled to reduce (or receive a refund in respect of) its liability for tax, if any, on its net taxable capital gain, to the extent described in the Tax Act.

Taxation of Trust Unitholders

Income from Trust Units

The income of a Trust Unitholder from the Trust Units will be considered to be income from property for the purposes of the Tax Act. Any deduction or loss of the Trust for the purposes of the Tax Act cannot be allocated to and treated as a deduction or loss of a Trust Unitholder.

A Trust Unitholder will generally be required to include in computing income for a particular taxation year of the Trust Unitholder the portion of the net income of the Trust for a taxation year, including net taxable capital gains, that is paid or

becomes payable to the Trust Unitholder in that particular taxation year, whether such amount is payable in cash or in Reinvested Trust Units.

Provided that appropriate designations are made by the Trust, such portion of its net taxable capital gains and taxable dividends from New Harvest Operations as is paid or payable to a Trust Unitholder will effectively retain its character as taxable capital gains and taxable dividends, respectively, and will be treated as such in the hands of the Trust Unitholder for purposes of the Tax Act. Such dividends will be subject, inter alia, to the gross-up and dividend tax credit provisions in respect of individuals, the refundable tax under Part IV of the Tax Act applicable to "private corporations" and "subject corporations" (as defined under the Tax Act), and the deduction in computing taxable income in respect of dividends received by "taxable Canadian corporations" (as defined in the Tax Act). In general, net income of the Trust that is designated as taxable dividends from taxable Canadian corporations or as net taxable capital gains may increase an individual Trust Unitholder's liability for minimum tax.

The non-taxable portion of net capital gains of the Trust that is paid or becomes payable to a Trust Unitholder in a year will not be included in computing the Trust Unitholder's income for the year. Any other amount in excess of the net income of the Trust that is paid or becomes payable by the Trust to a Trust Unitholder in a year will generally not be included in the Trust Unitholder's income for the year. However, a Trust Unitholder is required to reduce the ACB of the Trust Units held by such Trust Unitholder by each amount payable to the Trust Unitholder otherwise than as proceeds of disposition of Trust Units (except to the extent that the amount either was included in the income of the Trust Unitholder or was the Trust Unitholder's share of the non-taxable portion of the net capital gains of the Trust, the taxable portion of which was designated by the Trust in respect of the Trust Unitholder). To the extent that the ACB of a Trust Unit is less than zero, the negative amount will be deemed to be a capital gain of a Trust Unitholder from the disposition of the Trust Unit in the year in which the negative amount arises and the ACB of the Trust Units to the Trust Unitholder will then be nil.

Cost of Trust Units

The cost to a Trust Unitholder of a Trust Unit received under the Arrangement will be the fair market value thereof at the time of receipt. Reinvested Trust Units issued to a Trust Unitholder as a non-cash distribution of income will have an acquisition cost equal to the amount of such income, and this acquisition cost must be averaged with the ACB of all other Trust Units held by the Trust Unitholder as capital property in order to determine the respective ACB of each Trust Unit.

Disposition of Trust Units

Upon the disposition or deemed disposition by a Trust Unitholder of a Trust Unit, the Trust Unitholder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Trust Unitholder's ACB of the Trust Unit and any reasonable costs of disposition.

A redemption of Trust Units will be a disposition of such Trust Units for proceeds of disposition equal to the cash or the fair market value of the property so distributed. Redeeming Trust Unitholders will consequently realize a capital gain (or capital loss), depending upon whether the proceeds of disposition received exceed (or are exceeded by) the ACB of the Trust Units so redeemed. Where a Trust Unitholder that is a corporation or a trust (other than a mutual fund trust), whether directly or as a member of a partnership, disposes of a Trust Unit, the Trust Unitholder's capital loss from the disposition will generally be reduced by the amount of dividends from taxable Canadian corporations to the extent and under the circumstances prescribed by the Tax Act.

A capital gain (or capital loss) realized by a Trust Unitholder and the amount of any net taxable capital gains designated by the Trust in respect of the Trust Unitholder will generally be treated as described above under the subheading "Taxation of Capital Gains and Capital Losses".

Taxable capital gains realized by a Trust Unitholder who is an individual may give rise to minimum tax depending on the Trust Unitholder's circumstances. A Trust Unitholder that throughout the relevant taxation year is a "Canadian-controlled

private corporation", as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on certain investment income, including taxable capital gains.

Qualified Investment Status

Trust Units will be qualified investments for Exempt Plans (subject to the specific provisions of any particular Exempt Plan) provided that the Trust qualifies as a mutual fund trust for purposes of the Tax Act. If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for such Exempt Plans.

ExploreCo Shares and Rock Energy Shares will be qualified investments for Exempt Plans respectively (subject to the specific provisions of any particular Exempt Plan), provided that such shares are listed for trading on a prescribed stock exchange.

Registered Pension Plans

It is not certain whether the Trust would be a "business income trust" or whether the Trust Units would constitute "restricted investment property" as described in the Budget. Under the proposed amendments set out in the Budget, certain investors, including registered pension plans and pension corporations, but not certain exempt plans, were to be liable to a penalty tax commencing in 2005 in respect of their holdings of restricted investment property and units of business income trusts in excess of the limits described therein. On May 18, 2004, the Minister of Finance (Canada) announced that those proposed amendments would be suspended pending further consultation and review.

Non-Residents of Canada

This portion of the summary is applicable to a Shareholder who, for the purposes of the Tax Act, and at all relevant times is not resident in Canada and is not deemed to be resident in Canada for purposes of the Tax Act, does not use or hold, and is not deemed to use or hold, Common Shares, ExploreCo Shares, Rock Energy Shares or Trust Units in, or in the course of, carrying on a business in Canada, and is not an insurer who carries on an insurance business in Canada and elsewhere (a "Non-Resident Holder").

Pursuant to certain proposed amendments included in the Budget, the Trust will be required to maintain a separate account (the "TCP Gains Distribution Account") to which it will add its net capital gains from dispositions after March 22, 2004 of "taxable Canadian property" and from which it will deduct losses from dispositions of such property and distributions designated by the Trust to be capital gains. Amounts paid by the Trust to a Non-Resident Holder, which the Trust designates as capital gains, will be subject to Canadian withholding tax at the same rate as distributions in respect of Trust income to the extent the Trust has a positive balance in its TCP Gains Distribution Account.

Also under the proposed amendments, effective for distributions after 2004, if the value of the Trust Units is considered to be primarily attributable to real property in Canada or Canada resource property, all distributions by the Trust that would otherwise not be subject to withholding tax as described above may be subject to a special Canadian withholding tax of 15% of the amount of the distribution. This withholding tax, if applicable, may be refunded in certain circumstances where the holder disposes of Trust Units at a loss, subject to detailed provisions contained in the Budget. It is not certain whether this special withholding tax will apply to distributions by the Trust.

A Non-Resident Holder will be subject to taxation in Canada in respect of a disposition of Common Shares, ExploreCo Shares, Rock Energy Shares or Trust Units only to the extent such securities constitute "taxable Canadian property" for purposes of the Tax Act and no relief is available to the Non-Resident Holder under an applicable income tax convention.

Common Shares, Rock Energy Shares and ExploreCo Shares will normally not be taxable Canadian property at a particular time provided that (i) such shares are listed on a prescribed stock exchange and the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of

the issued shares of any class or series of the corporation at any time during the 60-month period preceding the particular time and (ii) such shares are not otherwise deemed to be taxable Canadian property.

Trust Units will normally not be taxable Canadian property at a particular time provided that (i) the Non-Resident Holder, persons with whom the Non-Resident Holder does not deal at arm's length (within the meaning of the Tax Act), or the Non-Resident Holder together with such persons did not own or have an interest in or option in respect of 25% or more of the issued Trust Units at any time during the 60-month period preceding the particular time; (ii) the Trust is a mutual fund trust at the time of the disposition; and (iii) the Trust Units are not otherwise deemed to be taxable Canadian property.

A Non-Resident Holder of Common Shares that are not taxable Canadian property will not be subject to tax under the Tax Act on the exchange of the Common Shares for a combination of ExploreCo Shares, Rock Energy Shares and Trust Units. Provided the ExploreCo Shares, Rock Energy Shares and Trust Units are not taxable Canadian property to the Non-Resident Holder, the Non-Resident will not be subject to tax under the Tax Act on the disposition of them.

A Non-Resident Holder whose Common Shares constitute taxable Canadian property generally will realize a capital gain (or capital loss) on the exchange of Common Shares for a combination of ExploreCo Shares, Rock Energy Shares and Trust Units in the same manner as a Shareholder resident in Canada who exchanges Common Shares for such consideration, as described above under the heading "Residents of Canada". In the event that the ExploreCo Shares or Rock Energy Shares constitute taxable Canadian property to a Non-Resident Holder, the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Residents of Canada".

Where the Trust makes distributions to a Non-Resident Holder, the same considerations as those discussed above with respect to a Trust Unitholder who is resident in Canada will apply, except that any distribution of income (excluding capital gains) paid or credited by the Trust to a Non-Resident Holder will be subject to Canadian withholding tax at the time such distribution is paid or credited at the rate of 25%, subject to reduction of such rate under an applicable income tax convention.

Dividends paid or credited by ExploreCo or Rock Energy to a Non-Resident Holder will be subject to Canadian non-resident withholding tax at the rate of 25%, subject to reduction of such rate under an applicable income tax convention.

In the event that a Non-Resident Holder's Trust Units constitute taxable Canadian property, the disposition thereof will generally give rise to a capital gain (or capital loss) in the same manner as described above under the heading "Residents of Canada". A Non-Resident Holder is required to file a Canadian income tax return if such Non-Resident Holder disposes of taxable Canadian property or realizes a capital gain on the disposition of any other capital property in connection with the Arrangement.

In certain cases where a Non-Resident Holder realizes a capital gain from the disposition of Common Shares, ExploreCo Shares, Rock Energy Shares or Trust Units that constitute taxable Canadian property to such Non-Resident Holder, it is possible that any such capital gain may be exempt from tax for the purposes of the Tax Act by virtue of the provisions of an income tax convention between Canada and the country of residence of the Non-Resident Holder. Non-Resident Holders should consult with their tax advisors in this regard.

Shareholders who are resident or are otherwise subject to tax in jurisdictions other than Canada should consult their tax advisors with respect to the tax implications of the Arrangement, including any associated filing requirements, in such jurisdictions.

Interests of Certain Persons in the Arrangement

Holders of an aggregate of 6,996,201 Common Shares (including all of the directors and officers of Storm) representing approximately 23% of the outstanding Common Shares, have signed a letter agreement pursuant to which each has agreed

to vote all of the Common Shares beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting.

Expenses of the Arrangement

The estimated costs to be incurred by Storm relating to the Arrangement including, without limitation, financial advisory, accounting and legal fees and the preparation and printing of this Information Circular are expected to aggregate $1,750,000.

Stock Exchange Listings

ExploreCo has made application to list the ExploreCo Shares issuable under the Arrangement on the TSX. Harvest Operations has agreed under the Arrangement Agreement that it will make application to list the Trust Units issuable under the Arrangement on the TSX. In each case, listing will be subject to ExploreCo or Harvest Operations, as the case may be, fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. See "The Arrangement - Stock Exchange Listings".

Securities Law Matters

The ExploreCo Shares, Rock Energy Shares, Trust Units and Exchangeable Shares to be issued in exchange for Common Shares pursuant to the Arrangement will be issued in reliance on exemptions from prospectus and registration requirements of applicable Canadian securities laws or on discretionary exemptions from such requirements to be obtained from applicable securities regulatory authorities in Canada and ExploreCo Shares, Rock Energy Shares, the Trust Units and the Exchangeable Shares will generally be "freely tradeable" (other than as a result of any "control block" restrictions which may arise by virtue of the ownership thereof) under applicable securities laws of the Provinces of Canada.

Applications will also be made so as to relieve New Harvest Operations from some of the continuous disclosure requirements normally associated with being a "reporting issuer" under applicable securities legislation.

The ExploreCo Shares, Rock Energy Shares, the Trust Units and the Exchangeable Shares to be issued pursuant to the Arrangement will not be registered under the 1933 Act in reliance upon the exemption from registration provided by section 3(a)(10) of the 1933 Act. ExploreCo Shares, Rock Energy Shares, Trust Units and Exchangeable Shares issued to a former Shareholder who is not an "affiliate" of Storm immediately before the Arrangement, and is not an "affiliate" of ExploreCo, New Harvest Operations or the Trust immediately after the Arrangement, may be resold in the United States without restriction under the 1933 Act. Former Shareholders who are affiliates of Storm prior to the Arrangement, or affiliates of ExploreCo, New Harvest Operations or the Trust after the Arrangement may not re-sell their ExploreCo Shares, Rock Energy Shares, Exchangeable Shares or Trust Units in the United States without an exemption from registration under the 1933 Act. For the purposes of the 1933 Act, an "affiliate" of Storm, ExploreCo, New Harvest Operations or the Trust is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, Storm, ExploreCo, New Harvest Operations or the Trust, as the case may be. Shareholders are urged to consult their legal advisors prior to disposing of ExploreCo Shares, Rock Energy Shares, Exchangeable Shares or Trust Units outside Canada to determine the extent of all applicable resale provisions.

Legal Matters

Certain legal matters relating to the Arrangement are to be passed upon at the Closing by Felesky Flynn LLP, on behalf of Storm. As at May 28, 2004, the partners and associates of Felesky Flynn LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.

INFORMATION RESPECTING EXPLORECO

The following disclosure respecting ExploreCo assumes that the transactions contemplated by the Come-Along Agreement are implemented and, accordingly, that Alterna shall have replaced 1106789 Alberta Ltd. as a party to the Arrangement. For a summary of the terms and conditions of the Come-Along Agreement, see Appendix H, "Information Concerning ExploreCo – ExploreCo - Come-Along Agreement".

Alterna is corporation continued pursuant to the provisions of the *Canada Business Corporations Act* and is a Canadian-controlled private corporation. Prior to December 2003, Alterna developed and marketed internet-based liquidity and cash management solutions. On December 31, 2003, Alterna disposed of substantially all of its software and intellectual property assets to Trema Holding N.V. in exchange for cash and certain shares of Trema Holding N.V. See Appendix H, "Information Concerning ExploreCo – Alterna".

Following the completion of the Arrangement, ExploreCo will be engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the provinces of Alberta and British Columbia. Coincident with the Arrangement becoming effective, ExploreCo will acquire the ExploreCo Assets from New Harvest Operations. ExploreCo will engage certain of the current employees of Storm to manage the ExploreCo Assets. ExploreCo will assume all liabilities, including environmental liabilities, relating to the ExploreCo Assets, except for working capital liabilities. As part of the ExploreCo Assets, ExploreCo will also acquire all of the issued and outstanding securities of SVI held by Storm. The liability of Storm with respect to future funding commitments to SVI of $2.2 million will be assumed by a current director of Storm. See Appendix H, "Information Concerning ExploreCo – ExploreCo" and Appendix J, "Information Concerning Storm - General Development of the Business" and "Narrative Description of the Business Significant Acquisitions and Dispositions".

ExploreCo will become a "reporting issuer" in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. ExploreCo has made application for the conditional listing of the ExploreCo Shares to be issued in connection with the Arrangement. Listing will be subject to ExploreCo fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter. See "The Arrangement - Stock Exchange Listings".

Certain directors and officers of Storm will be the directors and officers of ExploreCo following completion of the Arrangement. In the event that Alterna participates in the Arrangement, certain directors of Alterna will continue as directors of ExploreCo for a period of time following the Effective Date. See Appendix H, "Information Concerning ExploreCo - Directors and Officers" for information respecting the principal occupations and experience and qualifications of such directors and officers.

In the event that Alterna does not participate in the Arrangement, the Arrangement will proceed with 1106789 Alberta Ltd. as a party. 1106789 Alberta Ltd. is a recently incorporated company with no operating history and nominal capitalization.

Reference is made to Appendix H, " Information Concerning ExploreCo" for a detailed description of ExploreCo and its assets.

INFORMATION RESPECTING THE TRUST

The Trust is an open-end, unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at 1900, 330 – 5th Avenue SW, Calgary, Alberta T2P 0L4. Although the Trust receives income from 99% net profit interests from each of Harvest Operations and HST in respect of their properties, all oil and natural gas operations are conducted through Harvest Operations and the Trust is managed solely by Harvest Operations pursuant to the Trust Indenture and the Administration Agreement.

Trust Unitholders are the sole beneficiaries of the Trust. Valiant Trust Company is the trustee of the Trust. The Trust will not be managed by a third party manager. Following the completion of the Arrangement, the Trust and New Harvest Operations will be managed by New Harvest Operations.

The Trust is a reporting issuer in certain Canadian jurisdictions and is subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. Application will be made to the TSX to list on the TSX the Trust Units to be issued in connection with the Arrangement. Listing will be subject to the Trust fulfilling all of the requirements of the TSX. See "The Arrangement - Stock Exchange Listings".

Reference is made to Appendix I, "Information Concerning the Trust" for a description of the Trust and its assets.

INFORMATION RESPECTING HARVEST OPERATIONS

Harvest Operations is a corporation incorporated pursuant to the provisions of the ABCA. The head and principal office of Harvest Operations is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4 and its registered office is located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

Harvest Operations manages and administers the Trust and HST on behalf of the Trust and is responsible for the oil and natural gas, technical, investment, engineering, geological, land management, financial and administrative services and commodity marketing services relating to the Trust and the working, royalty or other interests of Harvest Operations and HST in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by Harvest Operations or HST from time to time.

The Trust owns all of the issued and outstanding common shares in the capital of Harvest Operations. As part of the Arrangement, Harvest Operations will amalgamate with Storm to form New Harvest Operations. See Appendix I, "Information Concerning the Trust – Information Respecting Harvest Operations - Directors and Officers of Harvest Operations" for information respecting the principal occupations and experience and qualifications of the directors and officers of Harvest Operations.

Reference is made to Appendix I, "Information Concerning the Trust – Information Respecting Harvest Operations" for a description of the Harvest Operations.

INFORMATION RESPECTING NEW HARVEST OPERATIONS

New Harvest Operations will be the resultant corporation from the amalgamation of Storm and Harvest Operations pursuant to the provisions of the ABCA.

The head and principal office of New Harvest Operations will be located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4 and its registered office will be located at Suite 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9. The directors and officers of New Harvest Operations will be the existing directors and officers of Harvest Operations. See Appendix I, "Information Concerning the Trust – Information Respecting Harvest Operations - Directors and Officers of Harvest Operations" for information respecting the principal occupations and experience and qualifications of the existing directors and officers of Harvest Operations. Trust Unitholders will be entitled to elect the board of directors of New Harvest Operations.

Exchangeable Shares

New Harvest Operations or a subsidiary of the Trust (the "Issuer") will be authorized at the Effective Date to issue an unlimited number of exchangeable shares without nominal or par value, issuable in one or more series, each series to consist of such number of shares and having designations, rights, privileges, restrictions and conditions attaching to each series of exchangeable shares as may be determined by the board of directors of the Issuer before the issuance thereof. The Issuer will be authorized to issue an unlimited number of Exchangeable Shares, Series 1 (the "Exchangeable Shares")

with the rights, privileges, restrictions and conditions substantially in the form attached as Appendix D to this Information Circular. The Exchangeable Shares rank prior to the common shares of the Issuer and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Issuer.

Valiant Trust Company will act as the transfer agent for the Exchangeable Shares.

Each Exchangeable Share has economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) equivalent to those of the Trust Units into which they are exchangeable from time to time and to one vote for each Exchangeable Share (through the benefit of the Special Voting Units granted to the Trustee). In addition, holders of Exchangeable Shares have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded to the nearest whole number of Trust Units. Holders of Exchangeable Shares will not receive cash distributions from the Trust or the Issuer. Rather, the Exchange Ratio will be adjusted to account for distributions paid to Unitholders.

Ranking

The Exchangeable Shares rank rateably with shares of any other series of exchangeable shares and prior to any common shares of the Issuer and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends, if any, that have been declared and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Issuer.

Dividends

Holders of Exchangeable Shares will be entitled to receive cash dividends if, as and when declared by the board of directors of the Issuer. The Issuer may from time to time declare dividends on the Exchangeable Shares in an amount of up to but not exceeding any cash distributions on the Trust Units into which such Exchangeable Shares are exchangeable. In the event that any such dividends are paid, the Exchange Ratio will be correspondingly reduced to reflect such dividends.

Certain Restrictions

The Issuer will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under the subheading "Amendment and Approval":

(a) pay any dividend on the common shares or any other shares ranking junior to the common shares, other than stock dividends payable in common shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem, purchase or make any capital distribution in respect of the common shares of the Issuer or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Issuer ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or common shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares shall have been paid in full.

Liquidation or Insolvency of the Issuer

In the event of the liquidation, dissolution or winding-up of the Issuer or any other proposed distribution of the assets of the Issuer among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled, subject to Applicable Law, to receive from the Issuer, in respect of each such Exchangeable Share, that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and ExchangeCo will each have the overriding right to purchase all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or any subsidiary of the Trust) at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and, upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or ExchangeCo, as applicable. This right may be exercised by either the Trust or ExchangeCo.

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreements provide that in the event of a Trust liquidation event, as described below, or the Trust or ExchangeCo fail to exercise their call rights, as described below, the Trust or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares immediately prior to such Trust liquidation event at a purchase price per Exchangeable Share to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust liquidation event" means:

(a) any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b) the earlier of, the Trust's receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and ExchangeCo described below, a holder of Exchangeable Shares will be entitled at any time to require the Issuer to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the date of redemption (the "Retraction Date"), to be satisfied by the delivery of such number of Trust Units. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting to the Issuer or the transfer agent for the Exchangeable Shares a certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date, which will be three business days after the date on which the Issuer or the transfer agent receives the retraction notice.

When a holder requests the Issuer to redeem the Exchangeable Shares, the Trust and ExchangeCo will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested the Issuer to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a

Retraction Request by a holder of Exchangeable Shares, the Issuer will immediately notify the Trust and ExchangeCo. The Trust or ExchangeCo must then advise the Issuer within two business days as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or ExchangeCo nor be redeemed by the Issuer. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested the Issuer to redeem will on the Retraction Date be purchased by the Trust or ExchangeCo or redeemed by the Issuer, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Trustee to exercise the optional exchange right (the "Optional Exchange Right") to require the Trust or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor ExchangeCo have exercised the Retraction Call Right.

The Retraction Call Right may be exercised by either the Trust or ExchangeCo. If, as a result of solvency provisions of Applicable Law, the Issuer is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, the Issuer will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of Applicable Law. The holder of any Exchangeable Shares not redeemed by the Issuer will be deemed to have required the Trust to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Optional Exchange Right.

Redemption of Exchangeable Shares

Subject to Applicable Law and the Redemption Call Right of the Trust and ExchangeCo, the Issuer:

(a) will, on the fifth anniversary of the Effective Date, subject to extension of such date by the board of directors of the Issuer (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Automatic Redemption");

(b) may, on any date that is after the second anniversary date of the Effective Date (the "Optional Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares (such redemption being an "Optional Redemption");

(c) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 500,000 (such redemption date being the "De Minimus Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "De Minimus Redemption"); and

(d) may, on any date that is within the first 90 days of any calendar year commencing after 2005 (such redemption date being the "Annual Redemption Date"), redeem up to that number of Exchangeable Shares equal to 20% of the Exchangeable Shares outstanding on the Effective Date (such redemption being an "Annual Redemption").

The Issuer will, at least 90 days prior to any of the Automatic Redemption Date, Optional Redemption Date, De Minimus Redemption Date or Annual Redemption Date (collectively, a "Redemption Date"), provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by the Issuer.

The Trust and ExchangeCo will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by the Issuer on the applicable Redemption Date, pursuant to the Exchangeable Share Provisions, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or ExchangeCo, as applicable. If either the Trust or ExchangeCo exercises the

Redemption Call Right, then the Issuer's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or ExchangeCo.

Voting Rights

Except as required by Applicable Law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of the Issuer or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreements.

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be changed only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with Applicable Law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, or any of its subsidiaries and other affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust or any of its subsidiaries and other affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Trust under the Support Agreement and the Voting and Exchange Trust Agreements

Under the Exchangeable Share Provisions, the Issuer will agree to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and ExchangeCo with its obligations under, the Support Agreements and the Voting and Exchange Trust Agreements.

INFORMATION RESPECTING STORM

Storm is a corporation amalgamated and subsisting pursuant to the provisions of the ABCA. Storm is actively engaged in the exploration for, and the acquisition, development and production of, oil and natural gas in the provinces of Alberta and British Columbia. Storm is a reporting issuer or the equivalent thereof in the Provinces of British Columbia, Alberta, Manitoba, Ontario and Québec and its Common Shares are listed and posted for trading on the TSX.

Storm's registered office is at 3300, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, and its head and principal office is located at Suite 3300, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7.

Reference is made to Appendix J, "Information Concerning Storm" for a detailed description of Storm and its assets.

INFORMATION RESPECTING ROCK ENERGY

Rock Energy is a corporation incorporated pursuant to the provisions of the ABCA. The head and principal office of Rock Energy is located at Suite 2400, 500 - 4th Avenue S.W., Calgary, Alberta T2P 2V6 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

As at May 28, 2004, Storm owned an aggregate of 1,602,640 Rock Energy Shares, representing approximately 18% of the issued and outstanding Rock Energy Shares. Rock Energy is a public oil and gas exploration and development company.

Certain continuous disclosure documents of Rock Energy are available via SEDAR at www.sedar.com. The financial statements of Rock Energy from the period of its incorporation to June 30, 2003 which are contained in Schedule D to the information circular and proxy statement of MedBroadcast Corporation for use at a special meeting of shareholders of MedBroadcast Corporation held on January 7, 2004, are hereby incorporated by reference in and form an integral part of this Information Circular.

OTHER MATTERS TO BE BROUGHT BEFORE THE MEETING

Under the terms of the Interim Order, votes cast by Shareholders at the Meeting will be deemed to be votes by holders of ExploreCo Shares at a meeting of the holders of ExploreCo Shares as it relates to the section "Approval of the ExploreCo Stock Option Plan" and "Approval of the ExploreCo Initial Private Placement".

Approval of the ExploreCo Stock Option Plan

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve the adoption by ExploreCo of a stock option plan (the "ExploreCo Stock Option Plan") which will authorize the ExploreCo board of directors to issue stock options to directors, officers, employees or other service providers of ExploreCo and its Subsidiaries. A copy of the ExploreCo Stock Option Plan is set out in Appendix K to this Information Circular. The proposed ExploreCo Stock Option Plan is substantially the same as Storm's existing stock option plan and is in accordance with the TSX's policies on listed company share incentive arrangements. Initially, the ExploreCo Stock Option Plan will authorize ExploreCo's board of directors to issue a total of 1,450,000 stock options (including ExploreCo Performance Shares issued pursuant to the ExploreCo Initial Private Placement) to purchase common shares of ExploreCo. The number of ExploreCo Shares reserved from time to time for options may not be more than 5% of the aggregate number of then issued and outstanding ExploreCo Shares.

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, to approve the following resolution to approve the adoption of the ExploreCo Stock Option Plan:

> "BE IT RESOLVED, as of the Effective Date, as an ordinary resolution of the shareholders of the Corporation that the ExploreCo Stock Option Plan, as more particularly described in Storm Energy Ltd.'s Information Circular and Proxy Statement dated May 28, 2004, be and the same is hereby approved and authorized."

In order for the foregoing resolution to be passed, it must be approved by a simple majority of the votes cast by Shareholders who vote in person or by proxy at the Meeting. The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the adoption of the ExploreCo Stock Option Plan.

Holders of an aggregate of 6,996,201 Common Shares (including all of the directors and officers of Storm) representing approximately 23% of the outstanding Common Shares have signed a letter agreement pursuant to which each has agreed to vote all of the Common Shares beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting, including approval of the ExploreCo Stock Option Plan.

Approval of the ExploreCo Initial Private Placement

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the ExploreCo Initial Private Placement of up to 2,500,000 ExploreCo Shares, 2,100,000 ExploreCo Private Placement Warrants and up to 512,500 ExploreCo Performance Shares to certain employees. The purpose of the ExploreCo Initial Private Placement is: (a) to allow ExploreCo employees to increase their ownership position in ExploreCo, at a fair price and in a manner which encourages continued employment due to the employment escrow conditions described below; (b) to align the interests of holders of ExploreCo Shares and ExploreCo employees through the capital commitment being made under the ExploreCo Initial Private Placement by ExploreCo employees; (c) to allow ExploreCo to meet the challenges in retaining qualified personnel in a very competitive employment market, particularly in the context of Storm's historical cash compensation

levels; and (d) to provide additional capital to ExploreCo for use in its exploration and development program. The board of directors believes that the ExploreCo Initial Private Placement is important to ExploreCo to retain key ExploreCo employees and to allow ExploreCo to maintain a low cost structure.

An aggregate of 1,700,000 ExploreCo Shares issuable pursuant to the ExploreCo Initial Private Placement will be issued at a price of $1.60 per share, being a 20% discount to ExploreCo NAV per Common Share. The discount is equal to the value difference between salaries to be received in ExploreCo by management and their current market based compensation over the first two years. The remaining 800,000 ExploreCo shares issuable pursuant to the ExploreCo Initial Private Placement will be issued at a price equal to ExploreCo NAV per Common Share, being $2.00 per share. The exercise price of the ExploreCo Private Placement Warrants is based on the ExploreCo NAV per Common Share which has been determined to be $2.00 per Common Share. The ExploreCo NAV per Common Share has been determined based upon: (a) the ExploreCo Paddock Report to value the oil, NGL and natural gas interests forming part of the ExploreCo Assets being transferred to ExploreCo as part of the Arrangement; and (b) the fair value of undeveloped land associated with non-producing areas transferred to ExploreCo as part of the Arrangement and the value of cash estimated to be in ExploreCo at the Effective Date and the value of Storm's ownership in SVI based on its positive working capital position. The following table reflects the determination of the ExploreCo NAV as of March 31, 2004 based on such information. The following table assumes the that the transactions contemplated by the Come-Along Agreement are implemented and, accordingly, that Alterna participates in the Arrangement. See Appendix H "Information Concerning ExploreCo".

Net Asset Value per ExploreCo Share	As at March 31, 2004
Proven plus probable reserves(1)	$44,050,000
Undeveloped land(2)	11,750,000
Ownership in SVI (3)	2,700,000
Working Capital	1,450,000
ExploreCo NAV	$ 59,950,000
Common Shares outstanding(4)	29,892,302
ExploreCo NAV per Common Share	$2.00
ExploreCo NAV per ExploreCo Share after giving effect to the Arrangement	$1.95:1

Notes:

(1) Represents the discounted (present value discounted at 10%) future net revenue before taxes for proven plus probable reserves using present price assumptions based on the ExploreCo Paddock Report.

(2) Valued at $40 per acre.

(3) Based upon a 27% equity ownership of SVI.

(4) Represents the number of Common Shares outstanding immediately prior to the Effective Time assuming all Storm Options are sold pursuant to Storm Option Sale Agreements.

The ExploreCo Private Placement Warrants shall only be exercisable if the weighted average trading price of the ExploreCo Shares for a twenty trading day period is equal to or greater than 125% of ExploreCo NAV and then only for a one year period following their release from the escrow described below.

The ExploreCo Shares and the ExploreCo Private Placement Warrants subscribed for pursuant to the ExploreCo Initial Private Placement will be subject to escrow and will be released on the first anniversary of the Effective Date if the employee continues to be an employee of ExploreCo at such date. If the employee ceases to be an employee of ExploreCo they will not be entitled to a release of ExploreCo Private Placement Warrants under the escrow agreement after the date of cessation of employment. ExploreCo shall have the right to repurchase such ExploreCo Shares at a price equal to $1.60 within 10 days of such persons ceasing to be an ExploreCo employee. Any ExploreCo Shares not repurchased by

ExploreCo will be released under the provisions of the escrow agreement. Any ExploreCo Private Placement Warrants which are not released under the escrow agreement will expire in accordance with their terms.

The ExploreCo Performance Shares will operate in concert with the ExploreCo Stock Option Plan and the number of ExploreCo Shares issuable under the ExploreCo Stock Option Plan and the number of ExploreCo Performance Shares shall not exceed 5% of the outstanding ExploreCo Shares at any time. Each ExploreCo Performance Share will be sold for a price of $0.01 per ExploreCo Share and will be convertible into the percentage of an ExploreCo Share equal to the closing trading price of the ExploreCo Shares on the TSX or such other stock exchange on which the ExploreCo Shares are listed on the trading day prior to such conversion (the "Closing Price") less $2.00, if positive, divided by the Closing Price. The ExploreCo Performance Shares will automatically convert into ExploreCo Shares as to 1/3 on each of June 29, 2005, 2006 and 2007 if the holder is an ExploreCo employee on such date. Upon a holder ceasing to be an ExploreCo employee ExploreCo may, subject to Applicable Law, redeem each ExploreCo Performance Share at a redemption price of $0.01 per ExploreCo Share. If the Closing Price less $2.00 is not positive on any conversion date, ExploreCo will, subject to Applicable Law, redeem the ExploreCo Performance Shares that would have otherwise been converted at a redemption price of $0.01 per ExploreCo Share. In the event that ExploreCo is unable to pay the redemption price in accordance with Applicable Law, the ExploreCo Performance Shares, which were to be redeemed, will be cancelled and the holders will only have the right to receive $0.01 per ExploreCo Share.

The ExploreCo Initial Private Placement will be subject to the applicable requirements of regulatory authorities having jurisdiction. The proceeds of the ExploreCo Initial Private Placement will be used for working capital and the initiation of the exploration and development program of ExploreCo.

At the Meeting, Shareholders are being asked to consider and, if deemed advisable, to approve an ordinary resolution of the following terms:

> "BE IT RESOLVED that the issuance by ExploreCo of up to 2,500,000 ExploreCo Shares, 2,100,000 ExploreCo Private Placement Warrants and up to 512,500 ExploreCo Performance Shares on such terms as are more particularly described in Storm Energy Ltd.'s Information Circular dated May 28, 2004, be and the same is hereby approved and authorized."

Pursuant to the requirements of the TSX, the foregoing resolution must be approved by a simple majority of the votes cast at the Meeting by Shareholders voting in person or by proxy other than the votes attaching to securities beneficially owned by insiders who may participate in the ExploreCo Initial Private Placement and their associates. Such persons currently hold, directly or indirectly, or exercise control or direction over approximately 5,431,000 Common Shares.

The persons named in the enclosed form of proxy, if named as proxy, intend to vote for the approval of the ExploreCo Initial Private Placement.

Holders of an aggregate of 6,996,201 Common Shares (including all of the directors and officers of Storm) representing approximately 23% of the outstanding Common Shares have signed a letter agreement pursuant to which each has agreed to vote all of the Common Shares beneficially owned by them in favour of the Arrangement and all other matters to be considered at the Meeting, including approval of the ExploreCo Initial Private Placement.

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Storm to be used at the Meeting. Solicitations of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Storm who will be specifically remunerated therefor. All costs of the solicitation will be borne by Storm. Storm has not made a decision to

engage proxy solicitation agents to encourage the return of completed proxies by Shareholders and to solicit proxies in favour of the Arrangement Resolution. Storm may, however, do so, and if it does, it expects that the costs in respect of such services will not exceed $50,000, which amount would be paid by Storm.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for use at the Meeting.

The Persons named in the enclosed forms of proxy are directors or officers of Storm. **A Shareholder desiring to appoint a Person (who need not be a Shareholder) to represent such Shareholder at a Meeting other than the Persons designated in the accompanying forms of proxy may do so either by inserting such Person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed proxy to the offices of Valiant Trust Company, Suite 510, 550 - 6th Avenue S.W., Calgary, Alberta, T2P 0S2.** A form of proxy must be received by Valiant Trust Company at least 24 hours (excluding Saturdays, Sundays and holidays) prior to the time set for the Meeting or any adjournment thereof. Failure to so deposit a form of proxy shall result in its invalidation.

A Shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such Shareholder or by his attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above mentioned office of Valiant Trust Company on or before the last business day preceding the day of the Meeting or any adjournment thereof or with the chairman of the Meeting on the day of the Meeting or any adjournment thereof.

The board of directors have fixed the record date for the Meeting as at the close of business on May 28, 2004. Shareholders of Storm of record as at the Record Date are entitled to receive notice of to attend and to vote at the Meeting, except to the extent a Holder of Common Shares transfers any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of Holders of Common Shares entitled to vote, in which case such transferee shall be entitled to vote such Common Shares at the Meeting.

Signature of Proxy

The form of proxy must be executed by the Shareholder or his attorney authorized in writing, or if the Shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a Person acting as attorney or in some other representative capacity should reflect such Person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Storm).

Voting of Proxies

The Persons named in the accompanying forms of proxy will vote the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing them. In the absence of such direction, such Common Shares will be voted FOR the approval of the Arrangement Resolution.

Exercise of Discretion of Proxy

The enclosed forms of proxy confer discretionary authority upon the Persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Storm knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at May 27, 2004, 29,842,302 Common Shares were issued and outstanding and Storm Options to purchase 2,684,824 Common Shares were outstanding. Storm has proposed the Option Program to holders of outstanding Storm Options pursuant to which such holders will, prior to the Effective Date, agree under the Storm Option Sale Agreements to sell, assign and transfer to Storm all of their Storm Options in consideration of: (a) a cash payment from Storm in respect of each Storm Option held by the optionee equal to (A) market price of a Common Share at the close of trading on June 23, 2004, minus (B) the exercise price of the Storm Option (the amount so calculated being the "In-the-Money Amount"); or (b) the transfer by Storm to the optionee of a number of ExploreCo Shares (or a fraction thereof) for each Storm Option held by the optionee equal to the In-the-Money Amount divided by $2.00; or (c) a combination of (a) and (b). A maximum of $3,000,000 in cash and 500,000 in ExploreCo shares will be issued pursuant to the sale of Storm Options pursuant to the Option Program. Prior to the Effective Date, Storm intends to enter into Storm Option Sale Agreements with holders of all of the outstanding Storm Options to effect the sale of Storm Options pursuant to the Option Program.

For information respecting the principal holders of Common Shares, see Appendix J, "Information Concerning Storm - Principal Shareholders".

Procedure and Votes Required

Arrangement Resolution

The Interim Order provides that each Shareholder at the close of business on the Record Date will be entitled to receive notice of, to attend and to vote at the Meeting. In addition, the Interim Order provides that each Shareholder after the Record Date and prior to the date of the Meeting will be entitled to receive notice of and to vote at the Meeting. Each such Shareholder will be entitled to vote in accordance with the provisions set out below, provided that, to the extent that a Shareholder transfers the ownership of any of his Common Shares after the Record Date and the transferee of those Common Shares establishes that he owns the Common Shares and demands, not later than 10 days before the Meeting, to be included in the list of Shareholders entitled to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Pursuant to the Interim Order:

(a) each Shareholder will be entitled to one vote for each Common Share held;

(b) the majority required to pass the Arrangement Resolution, shall be, subject to further order of the Court, not less than two-thirds of the votes cast, either in person or by proxy, at the Meeting by the Shareholders;

(c) the quorum at the Meeting of the Shareholders will be two persons present in person or by proxy and holding or representing not less than 10% of the Common Shares entitled to be voted at such Meeting; and

(d) if no quorum of Shareholders is present within 30 minutes of the appointed time of the Meeting, the Meeting shall stand adjourned to the same day in the next week if a business day and, if such day is a non-business day, the Meeting shall be adjourned to the next business day following one week after the day appointed for the Meeting at the same time and place, and if at such adjourned meeting a quorum is not present, the Shareholders present, if at least two, shall be a quorum for all purposes.

APPROVAL OF DIRECTORS

The contents of this Information Circular have been approved by the board of directors of Storm.

RELIANCE

The Trust and Harvest Operations have provided the information contained in this Information Circular concerning the Trust, Harvest Operations and New Harvest Operations and their respective businesses, including their financial information and financial statements, which information has been relied upon by Storm in preparing this Information Circular. Neither Storm nor ExploreCo assumes any responsibility for the accuracy or completeness of such information, nor for any omission on the part of the Trust or Harvest Operations to disclose facts or events which may affect the accuracy of any such information.

CERTIFICATE

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Calgary, Alberta this 28th day of May, 2004.

"Matthew J. Brister"	*"Donald G. McLean"*
Matthew J. Brister	Donald G. McLean
President and Chief Executive Officer	Vice-President Finance and Chief Financial Officer

CONSENT OF DELOITTE & TOUCHE LLP

We have read the information circular and proxy statement (the "Circular") of Storm Energy Ltd. ("Storm") dated May 28, 2004 relating to the proposed plan of arrangement involving Storm, 1106789 Alberta Ltd., Harvest Energy Trust, Harvest Operations Corp. and the shareholders of Storm. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Circular of our report to the shareholders of Storm on the consolidated balance sheets of Storm as at December 31, 2003 and 2002 and the consolidated statements of income and retained earnings and cash flows for the year ended December 31, 2003 and for the period from commencement of operations on August 23, 2002 to December 31, 2002. Our report is dated February 18, 2004.

We also consent to the use in the Circular of our reports to the directors of Storm on the statement of revenues and operating expenses of the ExploreCo Assets for the year ended December 31, 2003, and the statement of revenues and operating expenses of the Star Assets, which were acquired by Storm from ARC Resources Ltd. on May 1, 2003, for the years ended December 31, 2002, 2001, and 2000. Our reports are dated May 14, 2004 and May 28, 2004, respectively.

We also consent to the use in the Circular of our report to the director of 1106789 Alberta Ltd. on the balance sheet of 1106789 Alberta Ltd. as at May 28, 2004. Our report is dated May 28, 2004.

Calgary, Alberta
May 28, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

CONSENT OF PRICEWATERHOUSECOOPERS LLP

We have read the information circular of Storm Energy Ltd. dated May 28, 2004 relating to the Plan of Arrangement amongst Storm Energy Ltd, 1106789 Alberta Ltd., Harvest Energy Trust, Harvest Operations Corp. and the shareholders of Storm Energy Ltd. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned information circular of our report to the directors of Alterna Technologies Group Inc. on the balance sheet of Alterna as at March 31, 2004. Our report is dated May 28, 2004.

(signed) "PricewaterhouseCoopers LLP"
Chartered Accountants
Calgary, Alberta
May 28, 2004

CONSENT OF KPMG LLP

We have read the information circular and proxy statement dated May 28, 2004 relating to the plan of arrangement involving Storm Energy Ltd., 1106789 Alberta Ltd., Harvest Energy Trust (the "Trust"), Harvest Operations Corp. and the shareholders off Storm Energy Ltd. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the use in the above-mentioned information circular and proxy statement of our following reports:

- report to the directors of the Harvest Operations Corp. on the schedule of revenues and expenses of the Initial Properties acquired from Devon Canada Corporation for each of the years in the three year period ended December 31, 2001. Our report is dated September 18, 2002.

- report to the directors of the Harvest Operations Corp. on the schedule of revenues and expenses of the Additional Properties acquired from Anadarko Canada Corporation for each of the years in the three year period ended December 31, 2001. Our report is dated September 18, 2002.

- report to the directors of the Harvest Operations Corp. on the schedule of revenues and expenses of the Carlyle Properties for the years ended December 31, 2002, 2001 and 2000. Our report is dated October 3, 2003.

- report to the Trustee of Harvest Energy Trust and the directors of the Harvest Operations Corp. on the consolidated balance sheets of the Trust as at December 31, 2003 and 2002 and the consolidated statements of income and accumulated income and cash flows for the year ended December 31, 2003 and the period from July 10, 2002 (date of formation) to December 31, 2002. Our report is dated April 15, 2004..

(signed) "KPMG LLP"

Chartered Accountants

Calgary, Canada
May 28, 2004

PART II of VI

FILE NO 82-34779

APPENDIX A -
ARRANGEMENT RESOLUTION

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1. the Arrangement under section 193 of the *Business Corporations Act* (Alberta) substantially as set forth in the Plan of Arrangement attached as Exhibit 1 to Appendix C to the information circular and proxy statement (the "Information Circular") of Storm Energy Ltd. ("Storm") dated May 28, 2004 accompanying the notice of this meeting is hereby approved and authorized;

2. the Arrangement Agreement dated April 18, 2004 among Storm, 1106789 Alberta Ltd., Harvest Energy Trust and Harvest Operations Corp., a copy of which is attached as Appendix C to the Information Circular, with such amendments or variations thereto made in accordance with the terms of the Arrangement Agreement as may be approved by the persons referred to in paragraph 4 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved;

3. notwithstanding that this resolution has been duly passed and/or has received the approval of the Court of Queen's Bench of Alberta, the board of directors of Storm may, without further notice to or approval of the holders of Common Shares, subject to the terms of the Arrangement, amend or terminate the Arrangement Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement; and

4. any director or officer of Storm is hereby authorized, for and on behalf of Storm, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

APPENDIX B -
INTERIM ORDER

No. 0401-08354

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE BUSINESS CORPORATIONS ACT, R.S.A. 2000, c. B-9, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING STORM ENERGY LTD., ITS SHAREHOLDERS, HARVEST ENERGY TRUST, HARVEST OPERATIONS CORP. AND 1106789 ALBERTA LTD.

BEFORE THE HONOURABLE	)	AT THE COURT HOUSE
MR. JUSTICE J.D. ROOKE	)	IN CALGARY ALBERTA ON
IN CHAMBERS	)	FRIDAY, MAY 28, 2004

INTERIM ORDER

UPON THE APPLICATION by Petition of Storm Energy Ltd. ("Storm");

AND UPON hearing read the Petition and Affidavit of Matthew Brister, and the documents referred to therein;

AND UPON hearing counsel for Storm, Harvest Energy Trust ("Harvest Energy"), Harvest Operations Corp. ("Harvest Operations") and 1106789 Alberta Ltd. ("ExploreCo");

AND UPON noting that the Executive Director of the Alberta Securities Commission (the "Executive Director") has been notified of this application as required by subsection 193(8) of the Business Corporations Act, R.S.A. 2000, c. B-9 (the "ABCA") and does not intend to appear or make submissions.

IT IS HEREBY ORDERED THAT:

Storm Shareholders' Meeting

1. Storm shall convene a meeting (the "Storm Meeting") of the holders of its common shares (the "Storm Shareholders") on or about June 28, 2004 for the purposes of considering and, if thought fit, approving an arrangement (the "Arrangement") under Section 193 of the ABCA among Storm, the Storm Shareholders, Harvest Energy, Harvest Operations and ExploreCo as contemplated in the Plan of Arrangement outlined in the Proxy Circular dated May 28, 2004 (the "Information Circular") of Storm annexed as Exhibit "A" to the Affidavit of Matthew Brister, and transacting such other business as may properly be brought before the Storm Meeting.

Notice of Storm Meeting

2. At least 21 days (exclusive of the day of mailing or delivery but inclusive of the day of the Storm Meeting) prior to the day of the Storm Meeting, there be mailed or delivered with postage prepaid to Storm Shareholders of record at the close of business on May 28, 2004 (the "Record Date"), subject to section 137 of the ABCA with respect to transferees of Storm Shares after the Record Date, and to the directors and auditors of Storm and to the Executive Director:

   (i) a Notice of Meeting of Storm Shareholders;

   (ii) the Information Circular; and

(iii) a Notice of Petition;

all in substantially the forms annexed as Exhibit "A" to the Affidavit of Matthew Brister, with such amendments as counsel may advise, together with instruments of proxy and such other material as Storm may consider fit, with such mailing or delivery constituting good and sufficient service.

3. The accidental omission to give notice of the Storm Meeting to or the non receipt of the notice by one or more of the aforesaid persons shall not invalidate any resolution passed or proceedings taken at the Storm Meeting.

Conduct of Storm Meeting

4. Any registered holder of common shares ("Storm Shares") of Storm as at the close of business on the Record Date, subject to the bylaws of Storm and the provisions of the ABCA with respect to persons who become registered holders of Storm Shares after such date, may attend the Storm Meeting and vote at the Storm Meeting either in person or by proxy and any usual or common form of instruments of proxy may be used for such purpose.

5. To be valid, proxies must be deposited with Storm in the manner described in the Information Circular.

6. At the Storm Meeting, each holder of Storm Shares shall be entitled to one vote for each Storm Share held.

7. The President of Storm or, failing him, any officer or director of Storm, or, failing them, any person to be chosen at the Storm Meeting, shall be the Chairman of the Storm Meeting.

8. The majority required to pass the special resolution of Storm Shareholders approving the Arrangement shall be 66 2/3% of the aggregate votes cast by holders of the Storm Shares voting at the Storm Meeting in person or by proxy.

9. The quorum at the Storm Meeting shall be, irrespective of the number of persons present at the Meeting, a holder or holders of not less than 10% of the aggregate number of Storm Shares entitled to be voted at the Storm Meeting.

10. In all other respects, the Storm Meeting shall be conducted in accordance with the articles and bylaws of Storm and the ABCA, subject to such modifications as may be adopted herein.

Notice

11. Sending the Notice of Petition with the Information Circular shall be good and sufficient notice to all holders of Storm Shares of the hearing of the Petition, this Order and the application for the Final Order approving the Arrangement upon all persons who are entitled to receive such notice pursuant to this Order and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.

Final Application

12. Upon approval of the Arrangement at the Storm Meeting in the manner set forth in this Order, Storm may proceed with an application before this Court for a Final Order for approval of the Arrangement at 1:30 p.m. on June 28, 2004 at the Court House, Calgary, Alberta or so soon thereafter as counsel may be heard.

13. Any Storm Shareholder or other interested party desiring to support or oppose the Petition may appear at the time of the hearing in person or by counsel for that purpose provided such Storm Shareholder or other interested party files with the Court and serves upon Storm on or before 12:00 p.m (noon) on June 21, 2004, a Notice of Intention to Appear, setting out such Storm Shareholder's or other interested party's address for service and indicating

whether such Storm Shareholder or other interested party intends to support or oppose the application or make submissions, together with any evidence or materials which are to be presented to the Court. Service of such notice on Storm shall be effected by service upon the solicitors for Storm, McCarthy Tétrault LLP, 3300, 421-7th Avenue S.W., Calgary, Alberta T2P 4K9, Attention: Rick McHardy.

14. In the event that the application for final approval of the Arrangement is adjourned, only those parties appearing before this Court and those parties who have filed and served a Notice of Intention to Appear in accordance with paragraph 13 above shall have notice of the adjourned date.

15. Service of notice of this application on any person is hereby dispensed with.

16. Storm is entitled at any time to seek leave to vary this Interim Order upon such terms and the giving of such notice as this Court may direct

"J.D. ROOKE"

J.C.Q.B.A.

ENTERED this 28th day of May, 2004

"James McLaughlin"

Clerk of the Court of Queen's Bench

APPENDIX C -
ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT made as of the 18th day of April, 2004.

AMONG:

HARVEST ENERGY TRUST, a trust formed under the laws of the Province of Alberta ("Harvest")

AND

HARVEST OPERATIONS CORP., a body corporate incorporated under the laws of the Province of Alberta ("Harvest Operations")

AND

STORM ENERGY LTD., a body corporate incorporated under the laws of the Province of Alberta ("Storm")

AND

1106789 ALBERTA LTD., a body corporate incorporated under the laws of the Province of Alberta ("ExploreCo")

WHEREAS Storm wishes to reorganize its business for the benefit of the Storm Shareholders;

AND WHEREAS Storm has formed ExploreCo for the purpose of acquiring the Exploration Assets and the International Shares from Storm for the benefit of the Storm Shareholders;

AND WHEREAS Storm wishes to distribute substantially all of the common shares of Rock Energy Ltd. which it owns to the Storm Shareholders;

AND WHEREAS Harvest wishes to combine its assets and operations with that of Storm, which at the time of such combination will consist of the Production Business;

AND WHEREAS the parties hereto intend to carry out the transactions contemplated herein pursuant to an arrangement pursuant to the provisions of the ABCA;

NOW THEREFORE IN CONSIDERATION of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS

1.1 In this Agreement, unless the context otherwise requires:

(a) **"ABCA"** means the *Business Corporations Act* (Alberta), RSA 2000 c. B-9, as amended, including the regulations promulgated thereunder;

(b) **"Agreement"** means this agreement, including the recitals and all Exhibits to this agreement, as amended or supplemented from time to time, and **"hereby"**, **"hereof"**, **"herein"**, **"hereunder"**, **"herewith"** and similar terms refer to this Agreement and not to any particular provision of this Agreement;

(c) **"Applicable Laws"** means applicable corporate and securities laws, regulations and rules, all policies thereunder and rules of applicable stock exchanges;

(d) **"Arrangement"** means the arrangement under the provisions of Section 193 of the ABCA as set out in the Plan of Arrangement, as supplemented, modified or amended;

(e) **"Articles of Arrangement"** means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made;

(f) **"business day"** means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary for the transaction of banking business;

(g) **"Certificate of Arrangement"** means the certificate or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

(h) **"Closing"** means the completion of the Plan of Arrangement;

(i) **"control"** means, with respect to control of a body corporate by a person, the holding (other than by way of security) by or for the benefit of that person of securities of that body corporate to which are attached more than 50% of the votes that may be cast to elect directors of the body corporate (whether or not securities of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) provided that such votes, if exercised, are sufficient to elect a majority of the board of directors of the body corporate;

(j) **"Conveyance Agreements"** means the agreements to be entered into between: (i) Storm or a subsidiary or partnership of Storm; and (ii) ExploreCo, with such representations, warranties, covenants and indemnities which are customary for a transaction of this nature and otherwise in a form satisfactory to Harvest, acting reasonably, effecting the sale by Storm or a subsidiary or partnership of Storm to ExploreCo of the Exploration Assets and the International Shares;

(k) **"Court"** means the Court of Queen's Bench of Alberta;

(l) **"Effective Date"** means the date shown on the Certificate of Arrangement or, if no Certificate of Arrangement is issued, the date upon which the Articles of Arrangement are filed;

(m) **"Effective Time"** means 12:01 a. m. (Calgary time) on the Effective Date;

(n) **"Encumbrance"** includes, without limitation, any mortgage, pledge, assignment, charge, lien, security interest, claim, trust, royalty or carried, participation, net profits or other third party interest and any agreement, option, right of first refusal, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(o) **"Exchangeable Shares"** means exchangeable shares in the capital of Harvest Operations to be created on or before the Effective Time which shall be exchangeable on a one for one basis for Harvest Trust Units, subject to adjustment for distributions after the Effective Date;

(p) **"Exploration Assets"** means the assets owned by Storm and to be sold to ExploreCo pursuant to the Conveyance Agreements, all as more particularly described in, and subject to any liabilities and obligations associated with such asset as set forth in, Exhibit 3 hereto;

(q) **"ExploreCo"** means 1106789 Alberta Ltd., a body corporate incorporated under the ABCA or such other corporation as may be agreed to by Harvest and Storm, acting reasonably;

(r) **"ExploreCo Shares"** means the common shares in the capital of ExploreCo as constituted on the date hereof;

(s) **"Fairness Opinion"** means the opinion of FirstEnergy Capital Corp. that the Arrangement is fair, from a financial point of view, to the Storm Shareholders;

(t) **"Farm-in Agreement"** means the farm-in agreement, in the amount required by Harvest up to $4 million, to be entered into between Storm and ExploreCo at the Effective Time upon the terms substantially as set forth in Exhibit 2 hereto;

(u) **"Final Order"** means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(v) **"Governmental Authority"** includes any federal, provincial, municipal or other political subdivision, government department, commission, board, bureau, agency or instrumentality, domestic or foreign;

(w) **"Harvest"** means Harvest Energy Trust, an open-end unincorporated trust established under the laws of the Province of Alberta, including all predecessors;

(x) **"Harvest Break Fee"** has the meaning ascribed thereto in Section 8.5 hereof;

(y) **"Harvest Counsel"** means Burnet, Duckworth & Palmer LLP, or such other legal counsel as may be designated by Harvest;

(z) **"Harvest Operations"** means Harvest Operations Corp., a body corporate incorporated under the ABCA;

(aa) **"Harvest Financial Statements"** means the audited consolidated financial statements of Harvest for the years ended December 31, 2003 and 2002;

(bb) **"Harvest Public Documents"** means all documents or information filed by or on behalf of Harvest in compliance with or intended compliance with Applicable Laws;

(cc) **"Harvest Reserve Report"** means the report of McDaniel & Associates Consultants Ltd. dated April, 2004 evaluating certain of Harvest Operations' oil, natural gas liquids

and natural gas reserves and the estimated future cash flows from such reserves, effective December 31, 2003;

(dd) **"Harvest Trust Units"** means the trust units of Harvest as constituted on the date hereof;

(ee) ***"Income Tax Act"*** means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1 (5th Supp), as amended, including the regulations promulgated thereunder;

(ff) **"Information Circular"** means the information circular - proxy statement of Storm to be mailed to Storm Shareholders in connection with the holding of the Meeting;

(gg) **"Interim Order"** means an interim order of the Court concerning the Arrangement under subsection 193(4) of the ABCA, containing declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(hh) **"International Shares"** means all of the issued and outstanding shares of Storm International;

(ii) **"Joint Venture Agreements"** means the Red Earth Joint Venture Agreement, the Red Earth ROFR Agreement, the Parkland Joint Venture Agreement, the Seismic Access Agreement and the Farm-in Agreement;

(jj) **"Letter of Transmittal"** means the letter of transmittal to be forwarded by Storm pursuant to the Interim Order to the Storm Shareholders for use by such Storm Shareholders in tendering their Storm Shares in exchange for the consideration payable pursuant to the Arrangement;

(kk) **"Lock-up Agreements"** means the lock-up agreements entered into by certain Storm Securityholders, including all of the directors and officers of Storm, representing not less than 23% of the outstanding Storm Shares at the date hereof, on a non-diluted basis, in a form satisfactory to Harvest, acting reasonably, which provides that, *inter alia*, such Storm Securityholders will vote in favour of the Arrangement and exercise all of the Storm Options which they hold;

(ll) **"Meeting"** means the special meeting of the Storm Shareholders and, if required, Storm Optionholders to be called to, *inter alia*, consider and, if thought fit, authorize, approve and adopt the Arrangement in accordance with the Interim Order, and any adjournments thereof;

(mm) **"misrepresentation"** includes any untrue statement of a material fact, any omission to state a material fact that is required to be stated and any omission to state a material fact that is necessary to be stated in order for a statement not to be misleading;

(nn) **"Parkland Joint Venture Agreement"** means the area of mutual interest and exploration and development agreement to be entered into among Harvest Operations, Storm and ExploreCo at the Effective Time upon the terms substantially as set forth in Exhibit 2 hereto;

(oo) **"person"** includes any individual, partnership, firm, trust, body corporate, government, governmental body, agency or instrumentality, unincorporated body of persons or association;

(pp) **"Plan of Arrangement"** means the plan of arrangement having the terms substantially as set forth in Exhibit 1 hereto as amended or supplemented from time to time in accordance with Article 11 hereof;

(qq) **"Production Business"** means 100% of the assets and liabilities of Storm on a consolidated basis, including, without limitation, its producing and non-producing properties and lands, seismic, facilities and related equipment, parts and other assets but excluding the Exploration Assets, the International Shares and the Rock Shares;

(rr) **"Red Earth Joint Venture Agreement"** means the area of mutual interest and exploration and development agreement to be entered into among Harvest Operations, Storm and ExploreCo at the Effective Time upon the terms substantially as set forth in Exhibit 2 hereto;

(ss) **"Red Earth ROFR Agreement"** means the right of first refusal agreement to be entered into between Harvest Operations and ExploreCo at the Effective Time upon the terms substantially as set forth in Exhibit 2 hereto;

(tt) **"Registrar"** means the registrar appointed pursuant to Section 263 of the ABCA;

(uu) **"Rock Energy"** means Rock Energy Ltd., a corporation continued under the ABCA;

(vv) **"Rock Shares"** means the 1,602,640 common shares of Rock Energy owned by Storm;

(ww) **"Seismic Access Agreement"** means the seismic access agreement to be entered into between Storm and ExploreCo at the Effective Time upon the terms substantially as set forth in Exhibit 4 hereto;

(xx) **"Storm"** means Storm Energy Ltd., a corporation incorporated under the ABCA;

(yy) **"Storm Acquisition Proposal"** shall have the meaning ascribed thereto in subsection 8.1(c)(i);

(zz) **"Storm Break Fee"** has the meaning ascribed thereto in Section 9.2 hereof;

(aaa) **"Storm Counsel"** means McCarthy Tétrault LLP, or such other legal counsel as may be designated by Storm;

(bbb) **"Storm Financial Statements"** means the audited consolidated financial statements of Storm for the years ended December 31, 2003 and 2002;

(ccc) **"Storm International"** means Storm Ventures International Inc.;

(ddd) **"Storm Net Debt"** means debt, including amounts due under capital leases, and current liabilities of Storm less the current assets of Storm calculated in accordance with generally accepted accounting principles on a consolidated basis;

(eee) **"Storm Options"** means, collectively, all outstanding options to purchase Storm Shares pursuant to Storm's existing share option plan or otherwise;

(fff) **"Storm Optionholders"** means the holders of Storm Options;

(ggg) **"Storm Public Documents"** means all documents or information filed by or on behalf of Storm in compliance with or intended compliance with Applicable Laws;

(hhh) **"Storm Reserve Report"** means the report of Paddock Lindstrom & Associates Limited and McDaniel & Associates Consultants dated January 16, 2004 evaluating certain of Storm's oil, natural gas liquids and natural gas reserves and the estimated future cash flows from such reserves, effective December 31, 2003 and the report of Paddock Lindstrom & Associates Limited evaluating certain of Storm's oil, natural gas liquids and natural gas reserves and the estimated future cash flows from such reserves, effective April 1, 2004;

(iii) **"Storm Securities"** means, collectively, Storm Shares and Storm Options;

(jjj) **"Storm Securityholders"** means, collectively, Storm Shareholders and Storm Optionholders;

(kkk) **"Storm Shareholders"** means the holders of Storm Shares;

(lll) **"Storm Shares"** means the common shares of Storm as constituted on the date hereof;

(mmm) **"subsidiary"** means, when used to indicate a relationship with another body corporate,

(i) a body corporate which is controlled by (A) that other, or (B) that other and one or more bodies corporate, each of which is controlled by that other, or (C) two or more bodies corporate each of which is controlled by that other; or

(ii) a subsidiary of a body corporate that is the other's subsidiary;

(nnn) **"Support Agreement"** means the support agreement relating to the Exchangeable Shares to be entered into on the Effective Date having terms and conditions satisfactory to each of Harvest and Storm, acting reasonably;

(ooo) **"Tax Pools"** means undepreciated capital cost of any particular class of depreciable property, earned depletion base, cumulative Canadian exploration expense, cumulative Canadian development expense, cumulative Canadian oil and gas property expense, foreign exploration and development expense, capital losses, non-capital losses, cumulative eligible capital, attributed Canadian royalty income and investment tax credits, all as defined in the *Income Tax Act*, and financing expenses referred to in Section 20(1)(e) of the *Income Tax Act*;

(ppp) **"TSX"** means the Toronto Stock Exchange; and

(qqq) **"Voting and Exchange Trust Agreement"** means the voting and exchange trust agreement relating to the Exchangeable Shares to be entered into on the Effective Date having terms and conditions satisfactory to each of Harvest and Storm, acting reasonably.

1.2 The following Exhibits form part of this Agreement:

Exhibit 1 — Plan of Arrangement Term Sheet
Exhibit 2 — Joint Venture Agreements Term Sheet
Exhibit 3 — Exploration Assets
Exhibit 4 — Seismic Access Agreement Term Sheet

ARTICLE 2
INTERPRETATION

2.1 The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

2.2 Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph, clause, subclause or schedule by number or letter or both refer to the article, section, subsection, paragraph, clause, subclause or schedule, respectively, bearing that designation in this Agreement.

2.3 In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa; words importing gender shall include all genders.

2.4 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

2.5 References in this Agreement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

2.6 Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada.

2.7 All representations, warranties, covenants and opinions in or contemplated by this Agreement as to the enforceability of any covenant, agreement or document are subject to enforceability being limited by applicable bankruptcy, insolvency, reorganization and other laws affecting creditors rights generally, and the discretionary nature of certain remedies (including specific performance and injunctive relief).

2.8 All references to the date of this Agreement, "the date hereof" or similar expressions or references shall mean April 18, 2004, except as is expressly provided herein.

ARTICLE 3
STORM'S AND EXPLORECO'S CLOSING CONDITIONS

3.1 The respective obligations of Storm and ExploreCo to complete the transactions contemplated herein are subject to the fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by Harvest and Harvest Operations in Section 7.1 in this Agreement shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties which

refer to another date, which shall be true as of that date), Harvest and Harvest Operations shall have provided to Storm and ExploreCo a certificate of two officers of Harvest Operations certifying as to such matters on the Effective Date and Storm and ExploreCo shall have no actual knowledge to the contrary;

(b) Harvest shall have provided Storm and ExploreCo with opinions of Harvest Counsel satisfactory to Storm and ExploreCo, acting reasonably, dated the Effective Date and addressed to Storm, ExploreCo and Storm Counsel to the effect that:

(i) Harvest is a trust duly settled and validly existing under the laws of the Province of Alberta and has full power and authority to enter into this Agreement and perform its obligations hereunder;

(ii) Harvest Operations is duly incorporated and validly existing under the laws of the Province of Alberta and Harvest Operations has full power and authority to enter into this Agreement and perform its obligations hereunder;

(iii) all necessary proceedings of Harvest and Harvest Operations have been taken to fully, validly and effectively authorize this Agreement, the Joint Venture Agreements and the transactions contemplated herein and thereto, including the Arrangement, the performance by Harvest and Harvest Operations of their obligations hereunder and thereunder, and the execution and delivery by Harvest and Harvest Operations of this Agreement, the Joint Venture Agreements and all documents delivered pursuant hereto and thereto;

(iv) the execution and delivery by Harvest and Harvest Operations of this Agreement, the Joint Venture Agreements and all documents delivered pursuant hereto and thereto, the performance by Harvest and Harvest Operations of their obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not:

(A) result in the breach of or violate any term or provision of the governing documents of Harvest or Harvest Operations; or

(B) violate any provision of law or administrative regulation or, in each case as known to such counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to Harvest or Harvest Operations;

(v) this Agreement has been, and the documents delivered pursuant hereto will be, duly executed and delivered by Harvest and Harvest Operations and this Agreement is, and such other documents will be, valid and binding on Harvest and Harvest Operations and is enforceable in accordance with its terms;

(vi) the Harvest Trust Units issued pursuant to the Arrangement have been conditionally allotted and will, when issued, be duly and validly issued as fully paid and non-assessable Harvest Trust Units and Exchangeable Shares and the Harvest Trust Units (including Harvest Trust Units issuable upon the exchange of the Exchangeable Shares) have been conditionally approved as listed for trading on the TSX subject to satisfaction of the conditions prescribed by such exchange;

(vii) as to the status of Harvest under the *Income Tax Act* as a "mutual fund trust"; and

(viii) as to the authorized capital of Harvest and Harvest Operations immediately prior to the Effective Date.

In giving such opinion, Harvest Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Harvest Counsel is of the opinion that the opinion of such local counsel is one upon which Harvest Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Harvest Operations or any other appropriate persons reasonably acceptable to Storm Counsel;

(c) Harvest and Harvest Operations shall have complied in all material respects with their respective covenants in this Agreement and Harvest shall have provided to Storm and ExploreCo a certificate of two officers of Harvest Operations certifying as to such compliance and Storm and ExploreCo shall have no actual knowledge to the contrary;

(d) before giving effect to the transactions contemplated by this Agreement, there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Harvest taken as a whole from that disclosed in the Harvest Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to trusts conducting business similar to that of Harvest) except as disclosed in the Harvest Public Documents prior to the date hereof or except as have been previously disclosed in writing to Storm prior to the date hereof;

(e) the Harvest Trust Units and Exchangeable Shares issuable and the cash payable pursuant to the Arrangement shall have been deposited with the Depositary (as defined in the Plan of Arrangement) together with an irrevocable direction authorizing and directing the Depositary to pay the Harvest Trust Units, Exchangeable Shares and/or cash payable pursuant to the Arrangement to the holders of the Storm Shares who are entitled to receive such units, shares and/or cash payment in accordance with and upon completion of the Arrangement; and

(f) Storm shall be satisfied, acting reasonably, that the Harvest Trust Units and Exchangeable Shares issued pursuant to the Arrangement shall not be subject to any hold period, restricted period or seasoning period under Applicable Laws that shall not have been satisfied on the Effective Date; and

(g) there shall have been no adverse change to Harvest's distribution policy (including the frequency or quantum thereof), except to the extent resulting from an event or circumstance relating to conditions affecting the oil and gas industry in the jurisdictions in which Harvest or Storm holds its assets, taken as a whole including, without limitation, changes in commodity prices or taxes, or resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada including, without limitation, changes in currency exchange rates.

The foregoing conditions precedent are for the benefit of Storm and ExploreCo and may be waived, in whole or in part, by Storm on behalf of itself and ExploreCo in writing at any time. If any of the said conditions precedent shall not be complied with or waived by Storm and ExploreCo on or before the date required for the performance thereof, Storm and ExploreCo may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice from Storm to Harvest.

ARTICLE 4
HARVEST'S AND HARVEST OPERATIONS' CLOSING CONDITIONS

4.1 The respective obligation of Harvest and Harvest Operations to complete the transactions contemplated herein is subject to fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) the representations and warranties made by Storm and ExploreCo in Section 6.1 hereof shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except for representations and warranties which refer to another date, which shall be true as of that date) and Storm and ExploreCo shall have provided to Harvest and Harvest Operations a certificate of two officers of each of Storm and ExploreCo certifying as to such matters on the Effective Date and Harvest and Harvest Operations shall have no actual knowledge to the contrary;

(b) Storm and ExploreCo shall have provided Harvest and Harvest Operations with opinions of Storm Counsel satisfactory to Harvest, Harvest Operations and Harvest Counsel, acting reasonably, dated the Effective Date and addressed to Harvest, Harvest Operations and Harvest Counsel, to the effect that:

(i) each of Storm and ExploreCo is duly incorporated and validly existing under the laws of the Province of Alberta and each of Storm and ExploreCo has full power and authority to enter into this Agreement and perform its respective obligations hereunder;

(ii) all necessary corporate proceedings of each of Storm and ExploreCo, as the case may be, have been taken to fully, validly and effectively authorize this Agreement, the Joint Venture Agreements and the Conveyance Agreements, as the case may be, and the transactions contemplated herein and therein, including the Arrangement, the performance by Storm and ExploreCo of their respective obligations hereunder and thereunder, and the execution and delivery by Storm and ExploreCo of this Agreement, the Joint Venture Agreements and the Conveyance Agreements, as the case may be, and all documents delivered pursuant hereto or thereto;

(iii) the execution and delivery by each of Storm and ExploreCo of this Agreement, the Joint Venture Agreements and the Conveyance Agreements, as the case may be, and all documents delivered pursuant hereto and thereto, the performance by each of Storm and ExploreCo of its obligations hereunder and thereunder and the consummation of the transactions contemplated herein and therein will not:

(A) result in the breach of or violate any term or provision of the articles, by-laws or governing documents of either Storm or ExploreCo; or

(B) violate any provision of law or administrative regulation or, in each case as known to such counsel, without special inquiry, any judicial or administrative order, award, judgment or decree applicable to any of Storm, ExploreCo, or the Production Business;

(iv) this Agreement, the Joint Venture Agreements and the Conveyance Agreements have been, and the documents delivered pursuant hereto will be, duly executed and delivered by each of Storm and ExploreCo, as the case may be, and this Agreement is, and such other documents will be, valid and binding on each of Storm and ExploreCo, as the case may be, and is enforceable in accordance with its respective terms;

(v) the Rock Shares distributed pursuant to the Arrangement have been approved by the TSX Venture Exchange;

(vi) prospectus exemptions are available for the distribution of the Rock Shares; and

(vii) as to the authorized capital of each of Storm and ExploreCo immediately prior to the Effective Date.

In giving such opinion, Storm Counsel may rely, in respect of matters governed by the laws of any jurisdiction other than the Province of Alberta or the laws of Canada applicable therein, upon the opinion of local counsel in such jurisdiction provided that Storm Counsel is of the opinion that the opinion of such local counsel is one upon which Storm Counsel may properly rely and, in respect of matters of fact, upon certificates of senior officers of Storm and ExploreCo or any other appropriate persons reasonably acceptable to Harvest Counsel;

(c) each of Storm and ExploreCo shall have complied in all material respects with its covenants in this Agreement and each of Storm and ExploreCo shall have provided to Harvest and Harvest Operations a certificate of two officers certifying as to such compliance and Harvest and Harvest Operations shall have no actual knowledge to the contrary;

(d) before giving effect to the transactions contemplated by this Agreement, there shall have been no material adverse change, financial or otherwise, in the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Storm taken as a whole (excluding any material adverse change to the Exploration Assets or the value of the Rock Shares, where such change does not result in any liability to Storm) or the Production Business from that disclosed in the Storm Financial Statements or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than a change due to changes in general economic conditions (including commodity prices) applicable to corporations conducting business similar to that of Storm) except as disclosed in the Storm Public Documents prior to the date hereof or except as have been previously disclosed in writing to Harvest prior to the date hereof;

(e) Harvest shall be satisfied, acting reasonably, that all third party participation rights have been satisfied and with the manner in which they have been satisfied, or are otherwise not applicable with respect to transactions occurring prior to the Effective Time;

(f) the board of directors of Storm shall not have changed, withdrawn or modified its endorsement of the Arrangement, its determination that the Arrangement is fair and in the best interest of Storm and the Storm Shareholders and its recommendation that Storm Shareholders vote in favour of the Arrangement;

(g) each of the members of the board of directors of Storm and each of the officers of Storm shall have provided their written resignations as directors and officers effective on or before the Effective Date together with a release (satisfactory to Harvest) in favour of Storm (subject to ongoing rights of indemnity) and the board of directors of Storm shall have been reconstituted with nominees of Harvest as at the Effective Date;

(h) all the outstanding Storm Options, shall have been exercised, cancelled or otherwise terminated, as evidenced by a certificate from a senior officer of Storm or Harvest shall be otherwise satisfied that the Storm Options will no longer represent any right to acquire Storm Shares after giving affect to the Arrangement and that there are no other outstanding claims or rights or securities which could become claims or rights to Storm Shares provided that Storm shall exercise reasonable best efforts to cancel such Storm Options in exchange for a cash payment by Storm and delivery of additional consideration from ExploreCo to the holder, and further provided that the maximum cash amount which may be expended by Storm shall be $3 million;

(i) there shall be no action taken under any existing law, regulation, rule or order, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or regulatory authority or similar agency, domestic or foreign, that imposes any material limitations on the ability of Harvest to effectively exercise full rights of ownership of the Storm Shares, including, without limitation, the right to vote any such shares, or the ability of Harvest to use and enjoy the Production Business;

(j) ExploreCo and Storm International shall have provided an indemnity to Harvest, in form reasonably satisfactory to Harvest, indemnifying Harvest for any obligations, losses or liabilities it may bear relating to the guarantees with respect to the Sud Remada Prospection Permit;

(k) Storm's bankers shall have consented to the completion of the Arrangement and the completion of the Arrangement shall not constitute an event of default under Storm's bank facilities; and

(l) Storm shall have delivered to Harvest the executed Lock-up Agreements within 5 business days with the execution of this Agreement.

The foregoing conditions precedent are for the benefit of Harvest and Harvest Operations and may be waived, in whole or in part, by Harvest in writing at any time. If any of the said conditions precedent shall not be complied with or waived by Harvest and Harvest Operations on or before the date required for the performance thereof, Harvest and Harvest Operations may, in addition to the other remedies it may have at law or equity, rescind and terminate this Agreement by written notice to Storm and ExploreCo.

ARTICLE 5
MUTUAL CLOSING CONDITIONS

5.1 The obligations of Harvest, Harvest Operations, Storm and ExploreCo to complete the transactions contemplated herein are subject to fulfilment of the following conditions precedent on or before the Effective Date or such other time as is specified below:

(a) on or before May 31, 2004, the Interim Order shall have been granted in form and substance satisfactory to Harvest, Storm and ExploreCo, each acting reasonably and such Interim Order shall not have been set aside or modified in a manner unacceptable to Harvest, Storm and ExploreCo, each acting reasonably;

(b) a special resolution shall have been passed by the Storm Shareholders as required pursuant to the Interim Order, on or before June 30, 2004, in form and substance satisfactory to each of Harvest and Storm, acting reasonably, duly approving the Arrangement in accordance with the Interim Order;

(c) on or before June 30, 2004, the Final Order shall have been granted in form and substance satisfactory to Harvest, Storm and ExploreCo, each acting reasonably;

(d) the Arrangement shall have become effective on or before June 30, 2004;

(e) there shall be no action taken under any existing applicable law or regulation, nor any statute, rule, regulation or order which is enacted, enforced, promulgated or issued by any court, department, commission, board, regulatory body, government or governmental authority or similar agency, domestic or foreign, that:

(i) makes illegal or otherwise directly or indirectly restrains, enjoins or prohibits the Arrangement or any other transactions contemplated herein which are necessary to complete the Arrangement; or

(ii) results in a judgment or assessment of material damages directly or indirectly relating to the transactions contemplated herein;

(f) Storm, ExploreCo and Harvest shall have obtained all consents, approvals and authorizations (including, without limitation, all stock exchange, securities commission and other regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions reasonably satisfactory to Storm and Harvest;

(g) Storm and ExploreCo shall have entered into the Conveyance Agreements;

(h) Storm, ExploreCo and Harvest Operations shall have entered into the Joint Venture Agreements;

(i) the Exchangeable Shares shall have been created, having terms and conditions mutually agreeable to Harvest and Storm, acting reasonably;

(j) the Support Agreement and Voting and Exchange Trust Agreement shall have been entered into;

(k) the TSX or the TSX Venture Exchange shall have conditionally approved the listing of the ExploreCo Shares on terms which ExploreCo is capable of satisfying after giving effect to the Arrangement;

(l) holders of not more than 5% of the issued and outstanding Storm Securities shall have exercised rights of dissent in relation to the Plan of Arrangement (if required by the Interim Order) and Storm shall have provided to Harvest and Harvest Operations a certificate of an officer of Storm certifying on the Effective Date the number of Storm Securities in respect of which, to such officer's knowledge, the holders thereof have exercised rights of dissent;

(m) the TSX shall have conditionally approved the listing of the Harvest Trust Units issueable under the Arrangement and upon the exchange of the Exchangeable Shares on the terms which Harvest is capable of satisfying after giving effect to the Arrangement;

(n) the TSX Venture Exchange shall have approved the distribution of the Rock Shares to the Storm Shareholders; and

(o) Harvest and Storm shall have agreed to the final terms and conditions of Exhibit 1 to the Arrangement on or before April 30, 2004.

The foregoing conditions are for the mutual benefit of Harvest, Harvest Operations, Storm and ExploreCo and may be waived, in whole or in part, by Harvest, Harvest Operations, Storm and ExploreCo together, at any time. If any of the said conditions precedent shall not be complied with or waived as aforesaid on or before the date required for the performance thereof, Harvest and Harvest Operations, or Storm and ExploreCo may, in addition to the other remedies it may have at law or in equity, rescind and terminate this Agreement by written notice to the other party.

ARTICLE 6
STORM'S AND EXPLORECO'S REPRESENTATIONS AND WARRANTIES

6.1 Each of Storm and ExploreCo severally represents, warrants and covenants to Harvest and Harvest Operations with respect to itself that:

(a) each of Storm, Redearth Energy Inc., Red Earth Partnership and ExploreCo is duly organized and validly existing under the laws of the Province of Alberta, has the capacity, power and authority to own or lease its property and assets and to carry on its business as now conducted by it;

(b) each of Storm, Redearth Energy Inc., Red Earth Partnership and ExploreCo is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Storm, taken as a whole;

(c) Storm does not have any subsidiaries other than ExploreCo and Redearth Energy Inc., does not have any partnership interests other than its 60% interest in the Red Earth Partnership and does not hold any shares or other interest in any corporations, partnerships or trusts other than 2,200,000 shares and 4,400,000 share purchase rights of Storm International and 1,602,640 shares of Rock;

(d) Storm and each of its subsidiaries and partnerships has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Storm, taken as a whole, and Storm and each of its subsidiaries and partnerships has all licenses, permits, orders or approvals of, and has made all required registrations with any government or regulatory body that are material to the conduct of its business;

(e) each of Storm and ExploreCo has all requisite corporate power and authority to enter into this Agreement, the Joint Venture Agreements and the Conveyance Agreements and all documents to be delivered pursuant hereto and thereto and, subject to the terms hereof, to perform its obligations hereunder and thereunder;

(f) the execution and delivery of this Agreement, the Joint Venture Agreements and the Conveyance Agreements and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the articles, by-laws or governing documents of either Storm or ExploreCo;

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which either Storm or ExploreCo is a party or by which either is bound or to which any of their property is subject;

(iii) result in the creation of any Encumbrance upon any assets comprised in the Production Business;

(iv) give to any person any material interest or right, including the right of purchase, termination, cancellation or acceleration (other than accelerated vesting and exercise rights of the Storm Options) under any such agreement, instrument, license, permit or authority; or

(v) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to either Storm, ExploreCo, the Storm Shares or the Production Business,

except to the extent such result or occurrence as set forth in this subsection 6.1(f) does not have a material adverse effect, financial or otherwise, on the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of ExploreCo, Storm or the Production Business;

(g) this Agreement has been, and prior to the Effective Date, the Conveyance Agreements and the Joint Venture Agreements will be, duly authorized, executed and delivered, in a form reasonably satisfactory to Harvest, by each of Storm and ExploreCo and all documents to be executed and delivered by Storm and ExploreCo pursuant to this Agreement, the Conveyance Agreements and the Joint Venture Agreements will be duly executed and delivered and this Agreement constitutes, and, the Joint Venture Agreements and the Conveyance Agreements will constitute, legal, valid and binding

obligations of each of Storm and ExploreCo enforceable against them in accordance with their respective terms;

(h) the board of directors of Storm, upon consultation with its advisors and upon receipt of a verbal Fairness Opinion, has determined that the Arrangement is fair to Storm Shareholders, that the Arrangement is in the best interests of Storm and the holders of the Storm Shares , has unanimously approved the Arrangement and the entering into of this Agreement and will unanimously recommend that holders of Storm Shares vote in favour of the Arrangement;

(i) Storm has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission, financial advisory fees or other similar forms of compensation with respect to the transactions contemplated herein other than: (i) pursuant to the financial advisory agreement dated March 30, 2004 entered into between FirstEnergy Capital Corp. and Storm which does not exceed $800,000 (not including reasonable expenses and disbursements); and (ii) in respect of fees or commission paid to Valiant Trust Company in respect of the winding-up of Storm's stock savings plan, which amount does not exceed $10,000;

(j) there are no actions, suits, other legal, administrative or arbitration proceedings or government investigations commenced, or to the knowledge of Storm contemplated, at law or in equity or before or by any court or other Governmental Authority and which involve or affect Storm, ExploreCo or the Production Business, including, without limitation, the title to, or ownership of, the Production Business, which could have a material adverse effect, financial or otherwise, on the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Storm, ExploreCo or the Production Business and, to the best of the knowledge, information and belief of Storm, there are no grounds upon which any such actions, suits or proceedings may be commenced with a reasonable likelihood of success;

(k) the authorized capital of Storm consists of an unlimited number of Storm Shares and an unlimited number of preferred shares of which as at the date hereof, only 29,892,302 Storm Shares and no preferred shares are issued and outstanding, all of which are issued as fully paid and non-assessable;

(l) no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Storm (or any subsidiary or partnership of Storm other than Storm International) except for Storm Options to purchase in the aggregate not more than 2,714,826 Storm Shares;

(m) the respective minute books of each of Storm and ExploreCo are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the directors and shareholders thereof;

(n) the Storm Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of Storm as of the dates provided therein and the results of its operations and the changes in

financial position for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Storm as at the dates thereof;

(o) no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Storm, and Storm is not in default of any requirement of Applicable Laws;

(p) the information and statements set forth in the Storm Public Documents were true, correct and complete and did not contain any material misrepresentations, as of their respective dates, no material change has occurred in relation to Storm which is not disclosed in such public record, and Storm has not filed any confidential material change reports which continue to be confidential;

(q) since December 31, 2003, Storm (or any subsidiary or partnership of Storm other than Storm International) has:

(i) not amended its articles, by-laws or other governing documents;

(ii) not disposed of any property or assets out of the ordinary course of business and not disposed of any material properties set forth in the Storm Reserve Report;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of commodities);

(v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained, except as required under Canadian generally accepted accounting principles;

(vi) not altered its salary and other compensation levels or paid any bonuses or other unusual payments other than as disclosed in writing to Harvest;

(vii) not issued any guarantees or made any commitments outside the normal course of business other than as disclosed in writing to Harvest; and

(viii) expect as disclosed in writing, not entered into or closed any hedge, swap or other like transactions;

(r) Storm and each of its subsidiaries and partnerships has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Storm and each of its subsidiaries and partnerships of each jurisdiction in which it carries on business and

holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or be in such compliance would have a material adverse effect on the business of Storm, taken as a whole, which are necessary or desirable to carry on the business of Storm and its subsidiaries and partnerships, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Storm, taken as a whole, or the Production Business;

(s) all ad valorem, property, production, severance and similar taxes and assessments, royalties or lease rentals based on or measured by the ownership of property or the production of petroleum substances or the receipts of proceeds therefrom payable by Storm and each of its subsidiaries and partnerships in respect of any properties or assets up to the date hereof and to the Effective Time have been or will be properly and fully paid and discharged;

(t) no officer, director, employee or consultant of Storm, any associate or affiliate of any such person or any party not at arm's length to Storm owns, has or is entitled to any royalty, net profits interest, carried interest or other Encumbrances of any nature whatsoever which are based on production from Storm's properties or assets or any revenue or rights attributed thereto;

(u) except as have been disclosed in writing to Harvest prior to the date hereof, there are no contracts, bonus, severance, vacation or other arrangements to which Storm is a party with any director, officer, employee or consultant of Storm, or any associate or affiliate of any such director, officer, employee or consultant, nor is there any indebtedness owing by Storm to any such parties or by any such parties to Storm and the aggregate amount payable under all written employment contracts, bonus, vacation and severance arrangements previously disclosed in writing to Harvest, payable upon the completion of the Arrangement does not exceed $1.7 million;

(v) Storm has made available to Paddock Lindstrom & Associates Limited and McDaniel & Associates Consultants Ltd., prior to the issuance of the Storm Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Storm has no knowledge of any material adverse change to the oil and gas reserves of Storm since the effective date of the Storm Reserve Report;

(w) except as has been disclosed in writing to Harvest, Storm is not aware of any defects, failures or impairments in the title of Storm and each of its subsidiaries and partners to its oil and gas properties or facilities including, without limitation, those to be included in the Production Business, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Storm or the Production Business, or the anticipated cash-flow of Storm or the Production Business;

(x) the Storm Net Debt does not exceed $66.0 million as at March 31, 2004;

(y) the Tax Pools of Storm and each of its subsidiaries and partnership are not less than amounts and form disclosed to Harvest in writing on the dates set forth in such

disclosure, and further, the Tax Pools of Storm as at December 31, 2003, after determination of the consolidated tax provision and the consolidated future income tax obligation measured as at that date and included in the Storm Financial Statements for the year ended December 31, 2003, are, before giving effect to eligible tax pool reclassifications, not less than $119,367,879, including approximately $15,023,100 of undepreciated capital cost, $12,149,782 of cumulative Canadian development expense, $309,486 of cumulative Canadian exploration expense, $87,525,617 cumulative Canadian oil and gas property expense and non-capital losses of $4,359,894;

(z) Storm has renounced all expenditures required to be renounced under all flow-through agreements which Storm is a party and Storm has incurred the required expenditures under all such flow through agreements;

(aa) Storm, its subsidiaries or partnerships, are not and will not be at the Effective Time indebted to Storm International, have not guaranteed and will not after the date hereof guarantee any of the obligations of Storm International, Rock Energy or ExploreCo (other than the guarantees with respect to the Sud Remada Prospection Permit) and will not after the date hereof advance or have any obligation to advance after the Effective Time any funds to Storm International by way of subscription for equity securities, loans or otherwise nor will Storm retain any obligation or liability related to Storm International following Closing with the exception of the Sud Remada Prospection Permit guarantee;

(bb) Storm has met all of its spending obligations under the Joint Venture Agreement dated July 1, 2003 between Storm and Guard Resource Ltd., as agent, (the "Guard Agreement") and at the Effective Time will have no further spending obligations under the Guard Agreement;

(cc) Storm and each of its subsidiaries, on or before Closing, will have duly and timely filed, in proper form, all returns in respect of taxes under the *Income Tax Act*, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Tax Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Storm and each of its subsidiaries, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings are required; and all taxes owing with respect to periods ending on or prior to December 31, 2003 related to Storm and its subsidiaries have been paid or accrued on the consolidated books of Storm calculated in accordance with Canadian generally acceptable accounting principles and all payments by Storm and each of its subsidiaries to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; Storm and each of its subsidiaries has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Storm and each of its subsidiaries has made all instalment payments required to be made prior to the date hereof under all applicable tax legislation; and Storm and each of its subsidiaries has paid all taxes which are due and payable as at the date hereof;

(dd) there are no outstanding agreements or waivers material to Storm or its subsidiaries or partnerships extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period and there are no proposed or issued assessments or reassessments respecting Storm or its subsidiaries or partnerships material to Storm or its subsidiaries or partnerships or the Production Business pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority;

(ee) except as disclosed in writing to Harvest, neither Storm nor its subsidiaries or partnerships is a party to any written contracts of employment or collective bargaining agreements and there are no currently existing employment benefit plans, arrangements or agreements, other than the share option plan, employee stock savings plan, vacation entitlements, health and group insurance plans and customary government plans such as Canada Pension Plan, Employment Insurance and Workers Compensation, to which Storm or its subsidiaries or partnerships is a party or by which it is bound;

(ff) to the best of the knowledge of Storm and ExploreCo, except to the extent that any violation or other matter referred to in this paragraph does not have a material adverse effect, financial or otherwise, on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Storm, taken as a whole, or the Production Business:

(i) Storm and each of its subsidiaries and partnerships is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "Environmental Laws");

(ii) Storm and each of its subsidiaries and partnerships has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii) except as have been disclosed to Harvest, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified on any of the real property owned or leased by Storm or its subsidiaries or partnerships or under their control;

(iv) there have been no releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Storm or its subsidiaries or partnerships;

(v) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Storm or its subsidiaries or partnerships;

(vi) Storm and each of its subsidiaries and partnerships has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law; and

(vii) Storm and each of its subsidiaries and partnership holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses,

permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by Storm and each of its subsidiaries and partnership, and (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), Storm and each of its subsidiaries and partnership has not received any notification pursuant to any Environmental Laws that any work, repairs, construction or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(gg) Storm is a "reporting issuer" or has equivalent status in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Quebec, and the Storm Shares are listed on the TSX, and Storm has not been notified of any default or alleged default by Storm of any requirement of securities and corporate laws, regulations, orders, notices and policies which remains outstanding;

(hh) all information relating to Storm, ExploreCo and the Production Business in the Information Circular shall be true and complete in all material respects and shall not contain any misrepresentation; and

(ii) all of the data and information in respect of Storm and the Production Business provided or disclosed to Harvest or any of its officers, employees, agents or other representatives was accurate and correct in all material respects as at the date of such data and information.

ARTICLE 7
HARVEST AND HARVEST OPERATIONS' REPRESENTATIONS AND WARRANTIES

7.1 Each of Harvest and Harvest Operations jointly and severally represents, warrants and covenants to Storm and ExploreCo that:

(a) Harvest is a trust duly settled and validly existing under the laws of the Province of Alberta and has the capacity, power and authority to own or lease its property and assets and to carry on its business as now conducted by it;

(b) Harvest qualifies as a "mutual fund trust" for the purposes of the *Income Tax Act*;

(c) Harvest Operations is duly organized and validly existing under the laws of the Province of Alberta, has the capacity, power and authority to own or lease its properties and assets and to carry on its business as now conducted by it;

(d) each of Harvest and Harvest Operations is duly qualified to carry on business in each jurisdiction in which the nature of its business or the property or assets owned or leased by it makes such qualification necessary, except where the failure to be so qualified will not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Harvest and its subsidiaries, taken as a whole;

(e) Harvest does not have any subsidiaries other than Harvest Operations, 1057536 Alberta Ltd., 1057533 Alberta Ltd. and Harvest Sask Energy Trust and Harvest Operations, 1057536 Alberta Ltd., 1057533 Alberta Ltd. and Harvest Sask Energy Trust do not have any subsidiaries;

(f) each of Harvest and Harvest Operations has complied with and is in compliance with all laws or regulations applicable to the operation of its business, including all Applicable Laws, except where failure to do so would not have a material adverse effect on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Harvest and Harvest Operations, taken as a whole, and Harvest and Harvest Operations has all licenses, permits, orders or approvals of, and has made all required registrations with any government or regulatory body that are material to the conduct of its business;

(g) each of Harvest and Harvest Operations has all requisite power and authority to enter into this Agreement and the Joint Venture Agreements and all documents to be delivered pursuant hereto and, subject to the terms hereof, to perform its obligations hereunder and thereunder;

(h) the execution and delivery of this Agreement and the Joint Venture Agreements and all documents to be delivered pursuant hereto, the performance of the terms hereof and thereof and the consummation of the transactions contemplated herein and therein do not and will not:

(i) result in the breach of or violate any term or provision of the governing documents of Harvest or Harvest Operations;

(ii) conflict with, result in a breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Harvest or Harvest Operations is a party or by which they are bound or to which any of their property is subject; or

(iii) violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable to Harvest or Harvest Operations;

except to the extent such result or occurrence as set forth in this subsection 7.1(g) does not have a material adverse effect, financial or otherwise, on the business, assets, properties, condition (financial or otherwise) results of operations or prospects of Harvest;

(i) this Agreement has been and, prior to the Effective Date, the Joint Venture Agreements will be duly authorized, executed and delivered by Harvest and Harvest Operations and all documents to be delivered by Harvest or Harvest Operations pursuant to this Agreement and the Joint Venture Agreements will be duly authorized, executed and delivered by Harvest or Harvest Operations, as the case may be, and this Agreement and the Joint Venture Agreements will constitute legal, valid and binding obligations of Harvest and Harvest Operations enforceable in accordance with their respective terms;

(j) neither Harvest nor Harvest Operations as at the date hereof has incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commission,

financial advisory fees or similar forms of compensation with respect to the transactions contemplated herein;

(k) there are no actions, suits, other legal, administrative or arbitration proceedings or government investigations commenced, or to the knowledge of Harvest or Harvest Operations contemplated, at law or in equity or before or by any court or other Governmental Authority and which involve or affect Harvest or Harvest Operations which could have a material adverse effect, financial or otherwise, on the assets, liabilities, business, operations, prospects, affairs, capital or financial condition of Harvest and, to the best of the knowledge, information and belief of Harvest or Harvest Operations, there are no grounds upon which any such actions, suits or proceedings may be commenced with a reasonable likelihood of success;

(l) the authorized capital of Harvest consists of an unlimited number of Harvest Trust Units and an unlimited number of Special Voting Units of which as at the date hereof, only 17,303,353 Harvest Trust Units are issued and outstanding, all of which are issued as fully paid and non-assessable;

(m) no person has any agreement, option, right or privilege (including, without limitation, whether by law, pre-emptive right, contract or otherwise) to purchase, subscribe for, convert into, exchange for or otherwise require the issuance of, nor any agreement, option, right or privilege capable of becoming any such agreement, option, right or privilege, any of the unissued shares or other securities of Harvest except for options to purchase in the aggregate not more than 1,063,725 Harvest Trust Units as at the date hereof;

(n) the minute books of Harvest and Harvest Operations are true and correct in all material respects and contain the minutes of all meetings and all resolutions of the trustees, directors, unitholders or shareholders, as the case may be, thereof;

(o) the Harvest Financial Statements have been prepared in accordance with generally accepted accounting principles applicable in Canada applied on a basis consistent with that of prior periods (except as stated therein) and present fairly the financial position of Harvest as of the dates provided therein and the results of its operations and the changes in financial position for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of Harvest as at the dates thereof;

(p) no securities commission or similar regulatory authority has issued any order preventing or suspending trading of any securities of Harvest, and Harvest is not in default of any requirement of Applicable Laws;

(q) the information and statements set forth in the Harvest Public Documents were true, correct and complete and did not contain any misrepresentations, as of their respective dates, no material change has occurred in relation to Harvest which is not disclosed in such public record, and Harvest has not filed any confidential material change reports which continue to be confidential;

(r) since December 31, 2003, each of Harvest and Harvest Operations has:

(i) not amended its governing documents;

(ii) not disposed of any property or assets out of the ordinary course of business;

(iii) conducted its business in all material respects in the usual, ordinary and regular course and consistent with past practice;

(iv) not suffered any material adverse change, financial or otherwise, in its business, financial condition, assets, properties, liabilities or operations (taken as a whole) or any occurrences or circumstances which have resulted or might reasonably be expected to result in a material adverse change thereto (other than changes attributable to fluctuations in the prices of commodities);

(v) not made any change in its accounting principles and practices as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained, except as required under Canadian generally accepted accounting principles; and

(vi) not altered its salary and other compensation levels or paid any bonuses or other unusual payments other than as disclosed in writing to Storm;

(s) Harvest Operations has conducted and is conducting its business in accordance with good oilfield practices and in compliance in all material respects with all Applicable Laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to Harvest Operations of each jurisdiction in which it carries on business and holds all licenses, registrations and qualifications material to its business and assets in all jurisdictions in which it carries on business and where the failure to so conduct business or be in such compliance would have a material adverse effect on the business of Harvest which are necessary or desirable to carry on the business of Harvest Operations, as now conducted, and none of such licenses, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect, financial or otherwise, on the business of Harvest Operations;

(t) all ad valorem, property, production, severance and similar taxes and assessments based on or measured by the ownership of property or the production of petroleum substances or the receipts of proceeds therefrom payable by Harvest or Harvest Operations in respect of any properties or assets up to the date hereof and to the Effective Time have been or will be properly and fully paid and discharged;

(u) no officer, director, employee or consultant of Harvest Operations, any associate or affiliate of any such person or any party not at arm's length to Harvest Operations owns, has or is entitled to any royalty, net profits interest, carried interest or other Encumbrances of any nature whatsoever which are based on production from Harvest's properties or assets or any revenue or rights attributed thereto;

(v) except as have been publicly disclosed prior to the date hereof, there are no contracts or arrangements to which Harvest or Harvest Operations is a party with any director, officer, employee or consultant of Harvest Operations, or any associate or affiliate of any such director, officer, employee or consultant, nor is there any indebtedness owing by Harvest

or Harvest Operations to any such parties or by any such parties to Harvest or Harvest Operations;

(w) Harvest Operations has made available to McDaniel & Associates Consultants Ltd. prior to the issuance of the Harvest Reserve Report, all information material to an adequate determination of oil and gas reserves, none of such information contained a material misrepresentation and (other than as may be affected by the disposition of petroleum and natural gas assets in the ordinary course) Harvest and Harvest Operations have no knowledge of any material adverse change to the oil and gas reserves of Harvest Operations since the effective date of the Harvest Reserve Report;

(x) Harvest is not aware of any defects, failures or impairments in the title of Harvest Operations to its oil and gas properties or facilities, whether or not an action, suit, proceeding or inquiry is pending or threatened and whether or not discovered by any third party, which in aggregate could have a material adverse effect, financial or otherwise, on the business of Harvest Operations or the anticipated cash-flow of Harvest or Harvest Operations;

(y) each of Harvest and Harvest Operations has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act*, the *Alberta Corporate Tax Act* (Alberta), the income tax legislation of any other province of Canada or any foreign country in which it carries on business or to the jurisdiction of which it is otherwise subject, the *Mines and Minerals Tax Act* (Alberta), the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of Harvest and Harvest Operations, and the *Excise Tax Act* (Canada) for all prior periods in respect of which such filings have heretofore been required, and all taxes shown thereon and all taxes owing with respect to periods ending on or prior to December 31, 2003 have been paid or accrued on the books of Harvest calculated in accordance with Canadian generally acceptable accounting principles and all payments by Harvest or Harvest Operations to any non-resident of Canada have been made in accordance with all applicable legislation in respect of withholding tax; and Harvest Operations has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation; Harvest and Harvest Operations has made all instalment payments required to be made prior to the date hereof under all applicable tax legislation; and Harvest and Harvest Operations has paid all taxes which are due and payable as at the date hereof;

(z) there are no outstanding agreements or waivers material to Harvest extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period and there are no proposed or issued assessments or reassessments respecting Harvest or Harvest Operations material to Harvest or Harvest Operations pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority;

(aa) to the best of the knowledge of Harvest and Harvest Operations, except to the extent that any violation or other matter referred to in this paragraph does not have a material adverse effect, financial or otherwise, on the business, assets, properties, condition (financial or otherwise), results of operations or prospects of Harvest and Harvest Operations:

(i) Harvest Operations is not in violation of any applicable federal, provincial, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "Environmental Laws");

(ii) Harvest Operations has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii) except as have been disclosed to Storm, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes which have not been rectified on any of the real property owned or leased by Harvest and Harvest Operations or under its control;

(iv) there have been no releases, deposits or discharges, in violation of Environmental Laws, of any hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by Harvest Operations;

(v) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of Harvest Operations;

(vi) Harvest Operations has not failed to report to the proper Governmental Authority the occurrence of any event which is required to be so reported by any Environmental Law; and

(vii) Harvest Operations holds all licenses, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licenses, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by Harvest, and (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), Harvest Operations has not received any notification pursuant to any Environmental Laws that any work, repairs, construction or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any license, permit or approval issued pursuant thereto, or that any license, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(bb) Harvest is a "reporting issuer" or has equivalent status in each of the provinces of Canada, and the Harvest Trust Units are listed on the TSX, and Harvest has not been notified of any default or alleged default by Harvest of any requirement of securities and corporate laws, regulations, orders, notices and policies;

(cc) the Harvest Trust Units to be issued pursuant to the Plan of Arrangement will, upon issuance, be duly and validly issued as trust units of Harvest;

(dd) the Exchangeable Shares to be issued pursuant to the Plan of Arrangement will, upon issuance, be duly and validly issued as fully paid and non-assessable shares of Harvest Operations;

(ee) all information relating to Harvest provided by Harvest to Storm for inclusion in the Information Circular shall be true and complete in all material respects and shall not contain any misrepresentation; and

(ff) all of the data and information in respect of Harvest provided or disclosed to Storm or any of its officers, employees, agents or other representatives was and is accurate and correct in all material respects.

ARTICLE 8
STORM'S AND EXPLORECO'S COVENANTS

8.1 Storm covenants and agrees that, until Closing or the termination of this Agreement, whichever is the earlier, except with the prior written consent of Harvest:

(a) other than as contemplated herein, it and its subsidiaries and partnerships (other than Storm International (except with respect to (i), (ii), (ix) and (xvi) below)) will not, directly or indirectly, do or permit to occur any of the following:

(i) pursue any other material corporate acquisition or disposition, amalgamation, merger, arrangement or purchase or sale of assets or make any other material change to the business, capital or affairs of Storm;

(ii) issue, enter into any agreement to issue or grant any right to acquire (whether absolute or contingent) any securities of Storm other than the issuance of Storm Shares pursuant to outstanding Storm Options;

(iii) propose or effect any changes in its capital structure or its articles or by-laws;

(iv) split, combine or re-classify the outstanding Storm Shares, or declare, set aside or pay any dividend or other distribution payable in cash, stock, property or otherwise in respect of Storm Shares;

(v) redeem, purchase or offer to purchase any Storm Shares, Storm Options or other securities other than as contemplated in Section 4.1(h);

(vi) reduce the stated capital of Storm or any of its outstanding shares;

(vii) pay any dividends or make any distributions to its shareholders;

(viii) acquire or agree to acquire (by merger, amalgamation, acquisition of securities or assets or otherwise) any person, corporation, partnership or other business or organization or division or, except in the ordinary course of business, any assets or property;

(ix) conduct any activity or operations that would otherwise be detrimental to the Arrangement;

(x) other than pursuant to commitments entered into by Storm prior to the date of the Agreement and disclosed to Harvest, expend any amounts, incur any liabilities, create any Encumbrance on any of its properties or assets, enter into any agreements, arrangements, provide any loans, or make any commitments outside of the ordinary course of business (whether absolute, contingent or otherwise), or make any offers that could result in any agreements or commitments, whether or not in the ordinary course of business, in the case of the ExploreCo Assets, in an amount in excess of $10,000 in respect of any one transaction or $25,000 in the aggregate and, in the case of the Production Business, in an amount in excess of $25,000 in respect of any one transaction and $100,000 in aggregate;

(xi) other than pursuant to commitments entered into by Storm prior to the date of the Agreement and disclosed to Harvest, pay, discharge or satisfy any material claims, liabilities or obligations other than in the ordinary course of business consistent with past practice;

(xii) enter into or close any hedge, swaps or other like transactions;

(xiii) other than pursuant to commitments entered into by Storm prior to the date of the Agreement and disclosed to Harvest, sell, dispose of, transfer, convey, encumber, surrender, release or abandon the whole or any part of its assets, other than production in the ordinary course;

(xiv) grant any officer or director an increase in compensation in any form or take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers or employees, nor adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers or employees except as is necessary to comply with applicable laws or the existing provisions of any such plans or agreement or make any loan to any director, officer, employee, consultant or any other party not at arm's length with Storm provided that Storm may accelerate the vesting of any Storm Options;

(xv) terminate any employees which would give rise to liability greater than disclosed in Section 6.1(u);

(xvi) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement;

(b) it shall:

(i) except as otherwise permitted in this agreement, conduct Storm's business and the business of its subsidiaries and partnerships only in the usual ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in the proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and Storm shall consult with Harvest in respect of the ongoing business and affairs of Storm

and its subsidiaries and keep Harvest up to date on all material developments related thereto;

(ii) provide to Harvest reports on Storm's operations and affairs as may be reasonably requested from time to time by Harvest;

(iii) use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(iv) use its reasonable commercial efforts to preserve intact its business organizations and goodwill and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it; and

(v) promptly notify Harvest orally and in writing of any material adverse change in the normal course of its business or in the operation of its business or in the operation of its properties, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(c) it shall not, and shall cause its directors, officers, employees, advisors and other representatives ("Representatives") not to, nor shall it permit any of its subsidiaries or partnerships to, directly or indirectly:

(i) solicit, facilitate, initiate, encourage or take any action to solicit, facilitate, initiate, entertain or encourage, any inquiries or communication regarding or the making of any proposal or offer that constitutes or may constitute a Storm Acquisition Proposal (as defined below) (including, without limitation, by way of furnishing information) any inquiry or the making of any proposal to Storm or its shareholders from any person which constitutes, or may reasonably expect it to lead to (in either case whether in one transaction or a series of transactions): (A) an acquisition from Storm or its shareholders of any securities of Storm and its subsidiaries; (B) any acquisition of a substantial amount of assets of Storm or its subsidiaries; (C) an amalgamation, arrangement, merger, consolidation of any of Storm or its subsidiaries; or (D) any take-over bid, issuer bid, exchange offer, re-capitalization, liquidation, dissolution, re-organization into a royalty trust or income fund or similar transaction involving any of Storm or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the Arrangement or which would or could reasonably be expected to materially reduce the benefits of the Arrangement to Harvest (any such inquiry or proposal in respect of any of the foregoing referred to as a "Storm Acquisition Proposal"). Storm shall immediately cease and cause to be terminated, and shall cause its subsidiaries and all Representatives to immediately terminate and cause to be terminated, all existing discussions or negotiations with any person conducted heretofore with respect to, or that could reasonably be expected to lead to a Storm Acquisition Proposal. Storm shall promptly notify each Representative of its obligations

under this Section 8.1(c)(i). Without limiting the foregoing, it is agreed that any violation of the restrictions set forth above by any subsidiary or partnership of Storm or any Representative, whether or not such person is purporting to act on behalf of Storm, shall be deemed to be a breach of this Section 8.1(c)(i);

(ii) enter into or participate in any discussions or negotiations regarding a Storm Acquisition Proposal or, except in the ordinary course of business, furnish any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Storm or its subsidiaries or of a Storm Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate, encourage, any effort or attempt of any other person to do or seek to do any of the foregoing; or

(iii) waive, or otherwise forbear (except in respect of non-material matters) in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of any rights or other benefits of Storm or its subsidiaries in any confidential information agreement, including, without limitation, any "standstill provision" thereunder;

provided that the foregoing shall not prevent the board of directors of Storm from responding as required by law to any *bona fide* unsolicited offer or proposal in writing regarding a Storm Acquisition Proposal from a third party (provided that prior to providing any additional information, such third party first enters into a confidentiality agreement substantially similar to the confidentiality agreement entered into by Harvest and which confidentiality agreement shall not in any way restrict disclosure to Harvest by Storm, including disclosure of prospective discussions and negotiations between Storm and such third party) or making any disclosure to its shareholders with respect thereto, if and only to the extent that such third party has demonstrated that the funds or other consideration necessary for the Storm Acquisition Proposal are available and Storm's board of directors shall further conclude in good faith (i) after receiving advice of its financial advisors, that such Storm Acquisition Proposal would, if consummated in accordance with its terms, result in a transaction financially more favourable to Storm and the Storm Securityholders than the Arrangement; and (ii) after considering applicable law and written advice of its outside counsel, that any such response in connection with such Storm Acquisition Proposal is necessary in order for the board of directors to act in a manner consistent with its fiduciary duties under applicable law and after giving effect to all proposals to adjust the terms and conditions of this Agreement and the Arrangement which may be offered by Harvest during the greater of one business day or 48 hours notice period set forth below. Storm shall give Harvest orally and in writing at least the greater of one business day and 48 hours advance notice of any meeting of the board of directors of Storm to accept, recommend, approve or implement a Storm Acquisition Proposal. Such notice shall include the principal business terms and conditions of the Storm Acquisition Proposal and the general attributes of any non-cash consideration;

(d) it will notify Harvest immediately if any inquiries or proposals contemplated by subsection 8.1(c) are received by it and the details of any such inquiries or proposals, or if any such information is requested from or any such negotiations or discussions are sought to be initiated or conducted with it;

(e) if any information is provided to a third party after the execution of this Agreement for the purpose of assisting that third party in making an offer or proposal to it or its

shareholders which has not been previously made available to Harvest, such information will simultaneously be provided to Harvest;

(f) it will keep Harvest fully informed as to the decisions required with respect to the most advantageous methods of exploring, operating and producing from the Production Business;

(g) it will use reasonable commercial efforts to cooperate with Harvest to enable an orderly integration of the business and affairs of Storm with Harvest after the Effective Date;

(h) it will make available and cause to be made available to Harvest, its agents and advisors, as Harvest may reasonably request, all documents and agreements (including without limitation, any correspondence between Storm and its advisors or any governmental body and all minute books) and access to Storm's premises, field operations, records, computer systems and employees in any way relating to or affecting the Production Business, the Tax Pools, or the business, operations, prospects, affairs or financial status of Storm and such other documents or agreements as may be necessary to enable Harvest to verify the truth of the representations and warranties of Storm and ExploreCo herein and compliance by Storm and ExploreCo with the terms and conditions hereof, except where Storm or ExploreCo is contractually precluded from making such document or agreement available, and cooperate with Harvest in securing access for Harvest to any such documentation not in the possession or under the control of Storm or ExploreCo;

(i) it will make available to Harvest, and consents to the use of, all financial statements which may be required to be disclosed in the Information Circular or in other Harvest documents required under Applicable Law and it will use its reasonable commercial best efforts to cause its auditors, to the extent required under Applicable Law, to provide their consent to use of their report and use of their name in connection with any disclosure by Harvest of such financial statements provided that Harvest agrees that it shall: (i) be liable to Storm for all losses, costs, damages and expenses whatsoever which Storm may suffer, sustain, pay or incur; and (ii) indemnify and save Storm and its directors and officers harmless from and against all claims, liabilities, actions, proceedings, demands, losses, costs, damages and expenses whatsoever which may be alleged against, threatened, brought against or suffered by Storm or its directors or officers as a result of the uses of the financial information as provided in this Section 8.1(i) but provided notwithstanding the foregoing: (A) the provisions of this Section 8.1(i) shall not release or diminish Storm from any of its representations, warranties or covenants otherwise contained in this Agreement; and (B) the foregoing indemnity shall not apply to any of the foregoing parties to the extent that they had actual knowledge that the financial information provided by Storm to Harvest contained an untrue statement of a material fact or omitted to state a material fact that was required to be stated or that was necessary to make the financial statements not misleading;

(j) it will not disclose to any person, other than officers, directors and key employees and professional advisors of Storm or ExploreCo, any confidential information relating to Harvest except information disclosed in the Information Circular, required to be disclosed by law or otherwise known to the public;

(k) it will not take any action or omit to take any action which results in a reduction of the Tax Pools of Storm except for actions permitted under this Agreement;

(l) it will not take any action that would render, or that may reasonably be expected to render, any representation or warranty made by Storm or ExploreCo in this Agreement untrue at any time prior to the Effective Time;

(m) it will, together with ExploreCo, enter into the Conveyance Agreements as soon as reasonably practicable;

(n) it will use its reasonable commercial efforts to fulfill or cause the fulfilment of the conditions set forth in Sections 4.1 and 5.1, to the extent the fulfilment of the same is within the control of Storm;

(o) it will forthwith file, proceed with and diligently prosecute an application to the Court under the ABCA for an Interim Order of the Court with respect to the matters pertaining to the Arrangement and acceptable to Harvest acting reasonably;

(p) it will:

(i) forthwith carry out the terms of the Interim Order to the extent applicable to it;

(ii) convene the Meeting and distribute copies of this Agreement (or a written summary thereof prepared by Storm in form and substance reasonably satisfactory to Harvest), in each case as ordered by the Interim Order;

(iii) solicit proxies to be voted at the Meeting in favour of the Arrangement;

(iv) provide notice to Harvest of the Meeting and allow Harvest's representatives to attend the Meeting unless such attendance is prohibited by rules governing such Meeting; and

(v) conduct the Meeting in accordance with the Interim Order, the bylaws of Storm and any instrument governing such Meeting, as applicable, and as otherwise required by law;

(q) it will prepare (in consultation with Harvest), file and distribute to the Storm Securityholders in a timely and expeditious manner, the Information Circular, and any amendments or supplements to the Information Circular, and will include the Fairness Opinion as a schedule thereto, all as required by the Interim Order or by applicable law, in all jurisdictions where the same is required complying in all material respects with all applicable legal requirements on the date of issue thereof;

(r) it shall indemnify and save harmless Harvest and the directors, officers and agents of Harvest from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Harvest, or any director, officer or agent thereof, may be subject or which Harvest, or any director, officer or agent thereof; may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Information Circular relating to the Storm Information or any material in respect of Storm or its affiliates filed in compliance or intended compliance with Applicable Laws;

(s) subject to the provisions of Section 8.3, it will include in the Information Circular the unanimous recommendation of the board of directors of Storm that the Storm Shareholders vote in favour of the Arrangement;

(t) it will, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order;

(u) it will forthwith carry out the terms of the Final Order to the extent applicable to Storm and will forthwith file Articles of Arrangement and the Final Order with the Registrar;

(v) except for proxies and other non-substantive communications with security holders, Storm will furnish promptly to Harvest a copy of each notice, report, schedule or other document delivered, filed or received by Storm in connection with: (i) the Arrangement; (ii) the Meeting; (iii) any filings under Applicable Laws; and (iv) any dealings with regulatory agencies in connection with the transactions contemplated herein;

(w) it will make other necessary filings and applications under applicable Canadian federal and provincial and U.S. laws and regulations required on the part of Storm or ExploreCo in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws and regulations; and

(x) it will promptly advise Harvest of the number of Storm Shares and Storm Options for which Storm has received notices of dissent (if required by the Interim Order) or written objections to the Plan of Arrangement and will provide Harvest with copies of such notices or written objections.

Notwithstanding any other provision of this Agreement, Storm may extend its directors' and officers' insurance coverage for a period of up to 3 years following the Effective Date on terms and conditions as to coverage and premiums substantially the same as Storm's existing directors' and officers' insurance.

8.2 ExploreCo covenants and agrees that, until the Closing or the termination of this Agreement, whichever is the earlier, ExploreCo:

(a) will use its reasonable commercial efforts to fulfil or cause the fulfilment of the conditions set forth in Sections 4.1 and 5.1 to the extent the fulfilment of the same is within the control of ExploreCo;

(b) will not conduct any business, acquire any assets, incur any liabilities or allow any Encumbrances to be created against it except as contemplated by the Arrangement and the Conveyance Agreement and Joint Venture Agreements including, without limitation, undertaking such business and activity as may reasonably be necessary to ensure that ExploreCo will have the requisite business organization, personnel and business relationships to own and operate the Exploration Assets to be acquired pursuant to the Conveyance Agreements and conduct generally the business of an oil and gas company from and after the Effective Date;

(c) will forthwith carry out the terms of the Interim Order to the extent applicable to it, including satisfaction of amounts payable on exercise of rights of dissent as granted under the Interim Order, as applicable;

(d) will, subject to the approval of the Arrangement in accordance with the provisions of the Interim Order, forthwith file, proceed with and diligently prosecute an application for the Final Order;

(e) will forthwith carry out the terms of the Final Order to the extent applicable to ExploreCo;

(f) it will, together with Storm, enter into the Conveyance Agreements as soon as reasonably practicable;

(g) will make other necessary filings and applications under applicable Canadian federal and provincial and U.S. laws and regulations required on the part of ExploreCo in connection with the transactions contemplated herein and take all reasonable action necessary to be in compliance with such laws and regulations.

8.3 ExploreCo covenants and agrees that at Closing, it will, and will cause Storm International to, deliver the indemnity described in Section 4.1(j).

8.4 Notwithstanding the representation in subsection 6.1(h) or the covenant of Storm in subsection 8.1(r) but subject to compliance with subsection 8.1(c), if prior to the completion of the Arrangement, another bona fide Storm Acquisition Proposal is proposed, offered or made to the holders of Storm Shares or to Storm which, in the reasonable opinion of Storm's board of directors, after consultation with its financial advisors, would result in a financially superior transaction, directly or indirectly, for the holders of Storm Shares than that contemplated by the Arrangement, the board of directors of Storm may withdraw, modify or change the recommendation regarding the Arrangement if, in the opinion of such board of directors acting reasonably and upon the advice of its outside legal counsel, such withdrawal, modification or change is required in discharge of the fiduciary duties of the board of directors of Storm.

8.5 Storm agrees to pay Harvest in cash (on the date of the occurrence of any event below) the amount of $6.0 million (the "Harvest Break Fee") if:

(a) the board of directors of Storm fails to recommend that Storm Shareholders vote in favour of the Arrangement or the board of directors of Storm withdraws or, in a manner materially adverse to the Arrangement, modifies or changes it recommendation to Storm Shareholders to vote in favour of the Arrangement;

(b) a *bona fide* Storm Acquisition Proposal is made or announced and not withdrawn prior to the Meeting to all or substantially all holders of Storm Shares, the Plan of Arrangement is not approved at the Meeting and the Storm Acquisition Proposal is completed within 12 months of the Meeting; or

(c) a breach or non-performance by Storm of any of its covenants, agreements, representations and warranties in the Agreement (except where such breach is itself the result of a material breach or non-performance by Harvest or Harvest Operations of any of their respective representations, warranties or covenants contained in this Agreement) which makes it impossible or unlikely that all of the conditions of the Arrangement will be satisfied.

In the event the Harvest Break Fee will be payable, it would be considered liquidated damages for such breaches by Storm, and Harvest will not be able to seek further damages or participate in or

support any legal action or suits for such breaches, other than a breach of Section 8.1(c) in which case Harvest may exercise any and all rights or remedies available to Harvest upon the breach of any provision of Section 8.1(c). The provisions of this Section 8.4 shall survive termination of this Agreement (provided in the case of subsection 8.4(b) hereof, such Storm Acquisition Proposal shall have been made or announced prior to notice of termination).

ARTICLE 9
HARVEST'S AND HARVEST OPERATIONS' COVENANTS

9.1 Each of Harvest and Harvest Operations covenants and agrees that until the Closing or the termination of this Agreement, whichever is the earlier, Harvest and Harvest Operations:

(a) other than as contemplated herein, it will not, directly or indirectly, do or permit to occur any of the following:

(i) propose or effect any changes in its capital structure or its governing documents;

(ii) split, combine or re-classify the outstanding Harvest Trust Units, or declare, set aside or pay any distribution payable in respect of Harvest Trust Units other than in accordance with Harvest's existing distribution policy;

(iii) redeem, purchase or offer to purchase any Harvest Trust Units or other securities except pursuant to Harvest's outstanding normal course issuer bid;

(iv) pay any distributions to its unitholders other than in accordance with Harvest's existing distribution policy;

(v) conduct any activity or operations that would otherwise be detrimental to the Arrangement;

(vi) other than pursuant to commitments entered into by Harvest prior to the date of the Agreement, pay, discharge or satisfy any material claims, liabilities or obligations other than in the ordinary course of business consistent with past practice;

(vii) take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this Agreement, which might directly or indirectly interfere or affect the consummation of the Arrangement;

(b) it shall:

(i) except as otherwise permitted in this agreement, conduct its business and the business of its subsidiaries only in the usual ordinary course of business consistent with past practice (for greater certainty, where it is an operator of any property, it shall operate and maintain such property in the proper and prudent manner in accordance with good industry practice and the agreements governing the ownership and operation of such property) and upon a request it shall consult with Storm in respect of its ongoing business and affairs and keep Storm up to date on all material developments related thereto;

(ii) disclose to Storm the grant to any officer or director of Harvest Operations of an increase in compensation in any form or take any action with respect to the amendment or the grant of any severance or termination pay policies or arrangements for any directors, officers or employees, nor adopt or amend or make any contribution to any bonus, profit-sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan from a trust fund or arrangement for the benefit of directors, officers or employees of Harvest Operations except as is necessary to comply with applicable laws or the existing provisions of any such plans or agreement or make any loan to any director, officer, employee, consultant or any other party not at arm's length with Harvest Operations;

(iii) provide to Storm reports on Harvest's and Harvest Operations' operations and affairs as may be reasonably requested from time to time by Storm;

(iv) use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(v) use its reasonable commercial efforts to preserve intact its business organizations and goodwill and to maintain satisfactory relationships with suppliers, distributors, customers and others having business relationships with it; and

(vi) promptly notify Storm orally and in writing of any material adverse change in the normal course of its business or in the operation of its business or in the operation of its properties, and of any material governmental or third party complaints, investigations or hearings (or communications indicating that the same may be contemplated);

(c) will use their reasonable commercial efforts to fulfil or cause the fulfilment of the conditions set forth in Sections 3.1 and 5.1 as soon as reasonably possible to the extent the fulfilment of the same is within the control of Harvest and Harvest Operations;

(d) will assist Storm in the preparation of the Information Circular and provide to Storm, in a timely and expeditious manner, all information as may be reasonably requested by Storm or is required by the Interim Order or applicable law, with respect to Harvest and its affiliates, the Arrangement and the transactions to be completed at the Meeting (the "Harvest Information") for inclusion in the Information Circular and any amendments or supplements to the Information Circular, in each case complying in all material respects with all applicable legal requirements on the date of issue thereof;

(e) from and after the Effective Date, it will cause Storm or any successor to Storm to: (i) fulfil its obligations pursuant to indemnities provided or available to past and present directors and officers of Storm pursuant to the provisions of the articles or by-laws of Storm and applicable corporate legislation and any written indemnity agreements between Storm and its past and present directors and officers, and (ii) maintain any trailing liability or "run off" insurance secured for Storm's past and present directors and officers as contemplated in Section 8.1 and not take any action to terminate such insurance;

(f) it shall indemnify and save harmless Storm and the directors, officers and agents of Storm from and against any and all liabilities, claims demands, losses, costs, damages and expenses (excluding any loss of profits or consequential damages) to which Storm, or any director, officer or agent thereof, may be subject or which Storm, or any director, officer or agent thereof; may suffer, whether under the provisions of any statute or otherwise, in any way caused by, or arising, directly or indirectly, from or in consequence of any misrepresentation or alleged misrepresentation in the Information Circular relating to the Harvest Information or any material in respect of Harvest or its affiliates filed in compliance or intended compliance with Applicable Laws;

(g) will forthwith carry out the terms of the Interim Order and the Final Order to the extent applicable to Harvest provided that nothing shall require Harvest to consent to any material modification of this Agreement, the Arrangement or Harvest's obligations hereunder or thereunder;

(h) will not disclose to any person, other than officers, directors and key employees and professional advisors of Harvest or Harvest Operations, any confidential information relating to Storm except information disclosed in the Information Circular, required to be disclosed by law or otherwise known to the public;

(i) it will not take any action that would render, or that may reasonably be expected to render, any representation or warranty made by Harvest or Harvest Operations in this Agreement untrue at any time prior to the Effective Time;

(j) will make all other necessary filings and applications under applicable federal, provincial and state laws and regulations in Canada and the United States required on the part of Harvest in connection with the transactions contemplated herein and take all reasonable commercial action necessary to be in compliance with such laws and regulations, including, without limitation, application to TSX for the approval of the issuance of the Harvest Trust Units ultimately underlying the Exchangeable Shares; and

(k) it will take all necessary actions to give effect to the transactions contemplated by this Agreement and the Arrangement, including the obligations in 3.1(e).

9.2 Harvest agrees to pay to Storm in cash on the date of the occurrence of any of the events described in this Section 9.2 the amount of $1.6 million (the "Storm Break Fee") if a breach or non-performance by Harvest of any of its covenants, agreements, representations and warranties in the Agreement (except where such breach is itself the result of a material breach or non-performance by Storm of any of their respective representations, warranties or covenants contained in this Agreement) which make it impossible or unlikely that all of the conditions of the Arrangement will be satisfied. In the event the Storm Break Fee will be payable, it would be considered liquidated damages for such breaches by Harvest, and Storm will not be able to seek

further damages or participate in or support any legal action or suits for such breaches. This Section 9.2 shall survive the termination of this Agreement.

ARTICLE 10
TERMINATION

10.1 Notwithstanding any other rights contained herein, Harvest may terminate this Agreement provided that it is not in default of any of its representations, warranties or covenants under this Agreement upon notice to Storm and ExploreCo:

(a) if the Interim Order is set aside or modified in a manner unacceptable to Harvest, acting reasonably, on appeal or otherwise;

(b) if the Arrangement is not approved by Storm Shareholders in accordance with the terms of the Interim Order and all Applicable Laws on or before June 30, 2004;

(c) if the Final Order has not been granted in form and substance satisfactory to Harvest, acting reasonably on or before June 30, 2004;

(d) in the event the Arrangement has not become effective on or before June 30, 2004;

(e) if the Harvest Break Fee shall have become payable;

(f) if the Storm Break Fee shall have become payable and been paid by Harvest;

(g) if the Court, or any other court or a Governmental Authority shall have issued an order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(h) upon any other circumstances hereunder that give rise to a termination of this agreement by Harvest, including those set forth in Sections 4.1 and 5.1 hereof.

10.2 Notwithstanding any other rights contained herein, Storm and ExploreCo may terminate this Agreement provided that they are in default of any of their representations, warranties or covenants under this Agreement upon notice to Harvest:

(a) if the Interim Order is set aside or modified in a manner unacceptable to Storm, acting reasonably, on appeal or otherwise;

(b) if Storm Securityholders do not approve the Arrangement in accordance with the terms of the Interim Order and all applicable corporate and securities law requirements on or before June 30, 2004;

(c) in the event the Final Order is not granted on or prior to June 30, 2004;

(d) in the event the Arrangement has not become effective on or before June 30, 2004;

(e) if the Harvest Break Fee shall have become payable and been paid by Storm;

(f) if the Storm Break Fee shall have become payable;

(g) if the Court, or any other court or a Governmental Authority shall have issued an order or taken any other action, in each case which has become final and non-appealable and which restrains, enjoins or otherwise prohibits the Arrangement; or

(h) upon any other circumstances hereunder that give rise to a termination of this agreement by Storm or ExploreCo, including those set forth in Sections 3.1 and 5.1 hereof.

10.3 This Agreement shall terminate upon the Arrangement becoming effective other than Articles 20 and 21.

10.4 The exercise by any party of any right of termination hereunder shall be without prejudice to any other remedy available to such party.

10.5 If this Agreement is validly terminated pursuant to any provision of this Agreement, the parties shall return all materials and copies of all materials delivered to Storm and ExploreCo or Harvest, as the case may be, or their agents and, except for the rights and obligations set forth in this Section or Sections 8.1(i), 8.1(j), 8.1(r), 8.5, 9.1(f), 9.1(h), 9.2, 12.1 and Article 20 (which shall survive any termination of this Agreement and continue in full force and effect), no party shall have any further obligations to any other party hereunder with respect to this Agreement.

ARTICLE 11
AMENDMENT

11.1 This Agreement may, at any time and from time to time before or after the holding of the Meeting, be amended by written agreement of the parties hereto without further notice to or authorization on the part of their respective shareholders, and any such amendment may, without limitation:

(a) change the time for performance of any of the obligations or acts of the parties hereto;

(b) waive any inaccuracies or modify any representation, term or provision contained herein or in any document delivered pursuant hereto; or

(c) waive compliance with or modify any of the covenants or conditions herein contained and waive or modify performance of any of the obligations of the parties hereto;

provided that any such amendment may not reduce or materially adversely affect the consideration to be received by a Storm Shareholder.

ARTICLE 12
COSTS

12.1 Except as contemplated in the Arrangement and herein, each party hereto covenants and agrees to bear its own costs and expenses in connection with the transactions contemplated hereby. ExploreCo shall only be required to pay the fee for listing of its common shares on a Canadian stock exchange.

ARTICLE 13
DISCLOSURE

13.1 Unless previously issued, upon execution of this Agreement, the parties hereto shall issue a joint press release which announces that the parties hereto have entered into a formal agreement providing for the implementation of the Plan of Arrangement. No party hereto shall disclose, by press release, any aspect of the transactions contemplated hereby, without prior written consent of the other party. Notwithstanding the foregoing, if either party is required by law or administrative regulation to make any disclosure relating to the transactions contemplated herein, such disclosure may be made, but that party will inform, to the extent reasonably feasible, the other party as to the wording of such disclosure prior to its being made.

ARTICLE 14
NOTICES

14.1 Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a party to any other party shall be in writing and may be given by delivering same or sending same by facsimile transmission or by hand delivery addressed to the party to whom the notice is to be given at its address for service herein. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a business day and, if not, the next succeeding business day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received after 4:00 p.m. at the point of delivery in which case it shall be deemed to have been given and received on the next business day.

14.2 The address for service of each of the parties hereto shall be as follows:

if to Harvest and Harvest Operations:

Harvest Energy Trust
Harvest Operations Corp.
1900, 333 - 5th Avenue S.W.
Calgary, Alberta T2P 0L4
Telecopier No.: (403) 265-3490
Attention: Jacob Roorda
President & CEO

with a copy to:

Burnet, Duckworth & Palmer LLP
Suite 1400, 350 - 7th Avenue S.W.
Calgary, AB T2P 3N9
Telecopier No.: (403) 260-0332
Attention: Grant A. Zawalsky

if to Storm or ExploreCo:

Storm Energy Ltd.
3300, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Telecopier No.: (403) 266-6209
Attention: Matthew Brister
President & CEO

with a copy to:

McCarthy Tétrault LLP
Suite 3300, 421 - 7th Avenue S.W.
Calgary, AB T2P 4K9
Telecopier No.: (403) 206-5555
Attention: Gregory G. Turnbull

ARTICLE 15
TIME

15.1 Time shall be of the essence in this Agreement.

ARTICLE 16
ENTIRE AGREEMENT

16.1 This Agreement:

(a) from the date hereof constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof; and

(b) is not intended to confer upon any other person any rights or remedies hereunder.

ARTICLE 17
SEVERABILITY

17.1 If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

ARTICLE 18
FURTHER ASSURANCES

18.1 Each party hereto shall, from time to time, and at all times hereafter, at the request of the other party hereto, but without further consideration, do all such further acts and execute and deliver all such further documents and instruments as shall be reasonably required in order to fully perform and carry out the terms and intent hereof.

18.2 The parties agree to proceed and cooperate in good faith to negotiate, prepare and execute a definitive Joint Venture Agreements containing representations, warranties, terms and conditions customary for a transaction of the nature contemplated in Exhibit 2 to this Agreement.

18.3 The parties agree to proceed and co-operate in good faith to negotiate, prepare and execute a definitive Conveyance Agreement containing representations, warranties, terms and conditions customary for such transaction of the nature contemplated in Exhibit 3 to this Agreement.

ARTICLE 19
GOVERNING LAW

19.1 This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Alberta and applicable laws of Canada but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Alberta.

19.2 Each party hereto hereby irrevocably attorns to the jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under or in relation to this Agreement.

ARTICLE 20
THIRD PARTY BENEFICIARIES

20.1 The provisions of Sections 9.1(e) and 9.1(f) hereof are intended for the benefit of the present and former directors and officers of Storm, as and to the extent applicable in accordance with their terms, and shall be enforceable by each of such persons and his or her heirs, executors, administrators and other legal representatives (collectively the "Third Party Beneficiaries") and Storm and any successor to Storm shall hold the rights and benefits of this Article 20 in trust for and on behalf of the Third Party Beneficiaries and Storm hereby accepts such trust and agrees to hold the benefit of and enforce performance of such covenants on behalf of the Third Party Beneficiaries, and such are in addition to, and not in substitution for, any other rights that any Third Party Beneficiary may have by contract or otherwise.

ARTICLE 21
NAME CHANGE

21.1 Harvest agrees that if the Arrangement becomes effective it will (a) cause Storm to change its name within 6 months of the Effective Time; (b) not use the name "Storm" as a corporate name, trade name, trademark or in any other context; (c) will execute any consent reasonably requested by ExploreCo with respect to the use of the name "Storm" by ExploreCo; and (d) will at the request and expense of ExploreCo, convey all right, title and interest in such name to ExploreCo or its nominee.

ARTICLE 22
EXECUTION IN COUNTERPARTS

22.1 This Agreement may be executed in identical counterparts, each of which is and is hereby conclusively deemed to be an original and counterparts collectively are to be conclusively deemed one instrument.

ARTICLE 23
WAIVER

23.1 No waiver by any party hereto shall be effective unless in writing and any waiver shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence.

ARTICLE 24
ENUREMENT AND ASSIGNMENT

24.1 This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and assigns. This Agreement may not be assigned by any party hereto without the prior consent of the other party hereto except that Harvest may assign all or a portion of its rights under this Agreement to any subsidiary of Harvest, but no assignment shall relieve Harvest of its obligations hereunder.

ARTICLE 25
LIABILITY OF THE TRUSTEE

25.1 The parties hereto acknowledge that Valiant Trust Company (the "Trustee") is entering into this agreement solely in its capacity as Trustee on behalf of Harvest and the obligations of Harvest hereunder shall not be personally binding upon the Trustee or any holder of Harvest Trust Units and that any recourse against Harvest or any holder of Harvest Trust Units in any manner in respect of any indebtedness, obligation or liability of Harvest arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortuous behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Amended and Restated Trust Indenture dated as of September 27, 2002 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HARVEST ENERGY TRUST, by its attorney **Harvest Operations Inc.**

Per: (signed) "David Rain"

Per: (signed) "Jacob Roorda"

HARVEST OPERATIONS INC.

Per: (signed) "David Rain"

Per: (signed) "Jacob Roorda"

STORM ENERGY LTD.

Per: (signed) "Matt Brister"

Per: (signed) "Don McLean"

1106789 ALBERTA LTD.

Per: (signed) "Matt Brister"

Per: (signed) "Brian Lavergne"

EXHIBIT 1

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

***BUSINESS CORPORATIONS ACT* (ALBERTA)**

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) **"ABCA"** means the *Business Corporations Act*, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) **"Arrangement"**, **"herein"**, **"hereof"**, **"hereto"**, **"hereunder"** and similar expressions mean and refer to the arrangement pursuant to Section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(c) **"Arrangement Agreement"** means the amended and restated arrangement agreement dated effective April 18, 2004 among Harvest, Harvest Operations, Storm and ExploreCo with respect to the Arrangement and all amendments thereto;

(d) **"Articles of Arrangement"** means the articles of arrangement in respect of the Arrangement required under Section 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(e) **"Certificate"** means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to Section 193(11) of the ABCA giving effect to the Arrangement;

(f) **"Cash Note"** means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule B hereto, issuable by Harvest Operations under the Arrangement, each Cash Note having a principal amount of $4.15;

(g) **"Closing Note"** means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule E hereto, issuable by ExploreCo under the Arrangement to New Harvest Operations, with a principal amount equal to the difference between the purchase consideration under the Conveyance Agreements and the principal amount of the Warrant Notes and ExploreCo Notes delivered pursuant to Section 3.1(h);

(h) **"Conveyance Agreements"** means the agreements to be entered into between: (i) Storm or a subsidiary or partnership of Storm; and (ii) ExploreCo, with such representations, warranties, covenants and indemnities which are customary for a transaction of this nature and otherwise in a form satisfactory to Harvest, acting reasonably, effecting the sale by Storm or a subsidiary or partnership of Storm to ExploreCo of the Exploration Assets and all of the International Shares;

(i) **"Court"** means the Court of Queen's Bench of Alberta;

(j) **"Depositary"** means Valiant Trust Company or such other trust company as may be designated by Harvest and Storm;

(k) **"Effective Date"**means the date the Arrangement is effective under the ABCA;

(l) **"Effective Time"**means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(m) **"Election Deadline"** means the time and date specified in the Letter of Transmittal to make the elections specified in Section 3.1(b), (c), (d) and (g);

(n) **"Exchangeable Shares"** means exchangeable shares in the capital of Harvest Operations to be created on or before the Effective Time which shall initially be exchangeable on a one for one basis for Harvest Trust Units, subject to adjustment for future distributions with the rights, privileges and restrictions set forth in Schedule G;

(o) **"ExploreCo"** means 1106789 Alberta Ltd., a corporation incorporated under the ABCA, or such other corporation as may be agreed to by Harvest and Storm, acting reasonably;

(p) **"Exploration Assets"** means the assets owned by Storm and to be sold to ExploreCo pursuant to the Conveyance Agreements as generally described in the Arrangement Agreement and agreed to by Harvest and Storm prior to the Effective Time;

(q) **"ExploreCo Notes"** means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule C hereto, issuable by Harvest Operations under the Arrangement, each ExploreCo Note having a principal amount equal to the lesser of (1) $2.00, and (2) the Storm Weighted Average Trading Price less the sum of : (i) the principal amount of a Cash Note; (ii) the principal amount of the a Warrant Note; and (iii) the principal amount of a Rock Note;

(r) **"ExploreCo Shares"** means common shares of ExploreCo;

(s) **"ExploreCo Warrants"** means common share purchase warrants of ExploreCo entitling the holder to acquire one ExploreCo Share at a price equal to the principal amount of an ExploreCo Note, which amount may be satisfied either in cash or by the delivery of one (1) ExploreCo Note;

(t) **"Final Order"** means the final order of the Court approving this Arrangement under Section 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(u) **"Harvest "** means Harvest Energy Trust, a trust duly settled under the laws of Alberta;

(v) **"Harvest Operations"** means Harvest Operations Corp., a corporation incorporated under the ABCA, or such other subsidiary of Harvest as may be determined by Harvest;

(w) **"Harvest Trust Unit"** means a trust unit of Harvest issued by Harvest;

(x) **"Harvest Trust Unit Maximum"** means the quotient obtained by dividing: (i) the sum of: (A) six million (6,000,000) Harvest Trust Units; and (B) in the event that all of the Exchangeable Shares are not issued pursuant to Section 3.1(c), that number of Harvest Trust Units equal to two million (2,000,000) less the number of Exchangeable Shares issued pursuant to Section 3.1(c); by (ii) 0.281;

(y) **"Information Circular"** means the information circular to be prepared by Storm and forwarded as part of the proxy solicitation materials to holders of Storm Shares in respect of the Meeting;

(z) **"Interim Order"** means the interim order of the Court made on May 28, 2004 under Section 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(aa) **"International Shares"** means all of the issued and outstanding shares of Storm International;

(bb) **"Letter of Transmittal"** means the letter of transmittal accompanying the Information Circular sent to the holders of Storm Shares;

(cc) **"Meeting"** means the special meeting of holders of Storm Shares to be held to consider the Arrangement, and any adjournment thereof;

(dd) **"New Harvest Operations"** means the corporation formed on the amalgamation of Harvest Operations and Storm pursuant to this Arrangement;

(ee) **"Non-Resident Shareholder"** means a Storm Shareholder that is: (i) a person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(ff) **"Note Indenture"** means the note indenture to be made between Harvest Operations and Valiant Trust Company governing the issuance of the Trust Unit Notes, Cash Notes, ExploreCo Notes, Rock Notes and Warrant Notes;

(gg) **"Note Trustee"** means Valiant Trust Company;

(hh) **"Registrar"** means the Registrar appointed under Section 263 of the ABCA;

(ii) **"Rock Energy"** means Rock Energy Inc., a corporation continued under the ABCA;

(jj) **"Rock Notes"** means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule D hereto, issuable by Harvest Operations under the Arrangement, each Rock Note having a principal amount of $0.23 and repayable by the issuance of 0.053 of a Rock Share;

(kk) **"Rock Shares"** means the common shares of Rock Energy;

(ll) **"Storm"** means Storm Energy Ltd., a corporation incorporated pursuant to the ABCA;

(mm) **"Storm International"** means Storm Ventures International Inc.;

(nn) **"Storm Shares"** means the common shares in the capital of Storm and **"Storm Shareholders"** means the holders from time to time of Storm Shares;

(oo) **"Storm Weighted Average Trading Price"** shall be determined by dividing (i) the aggregate dollar trading value of all Storm Shares sold on the Toronto Stock Exchange over the five (5) consecutive trading days ending on the trading day next preceding the Effective Date by (ii) the total number of Storm Shares sold on such stock exchange during such period;

(pp) **"Tax Act"** means the *Income Tax Act* (Canada);

(qq) **"Tax-Exempt Shareholder"** means a Storm Shareholder that is exempt from tax under Part I of the Tax Act;

(rr) **"Trust Unit Notes"** means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A hereto, issuable by Harvest Operations under the Arrangement, with each Trust Unit Note having a principal amount equal to the Storm Weighted Average Trading Price less the principal amount of the Warrant Note, the ExploreCo Note and the Rock Note; and

(ss) **"Warrant Note"** means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule E hereto, issuable by Storm under the Arrangement, each Warrant Note having a principal amount of $0.02.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement.

Schedule A - Terms of Trust Unit Notes
Schedule B - Terms of Cash Notes
Schedule C - Terms of ExploreCo Notes
Schedule D - Terms of Rock Notes
Schedule E - Terms of Warrant Notes
Schedule F - Terms of Closing Note
Schedule G - Terms of Exchangeable Shares

1.6 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a business day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a business day in such place.

1.7 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the holders of Storm Shares; (ii) Storm; (iii) ExploreCo; (iv) Harvest Operations; and (v) Harvest.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 Commencing at the Effective Time, each of the events set out below shall occur and shall be deemed to occur in the following order without any further act or formality except as otherwise provided herein:

(a) Storm shall distribute to Storm Shareholders one (1) Warrant Note as a return of capital for each Storm Share held;

(b) each Storm Shareholder may elect or be deemed to have elected to and thereupon will assign, transfer and exchange one (1) Warrant Note to ExploreCo in consideration of ExploreCo issuing one (1) ExploreCo Warrant to such Storm Shareholder for each Storm Share held;

(c) subject to Sections 3.2 and 3.3, each Storm Share, other than Storm Shares held by Tax-Exempt Shareholders and Non-Resident Shareholders, will be transferred to Harvest Operations in accordance with the election or deemed election of the holder of such Storm Share in exchange for:

(i) (A) one Cash Note; or

(B) one Trust Unit Note; or

(C) 0.281 of an Exchangeable Share (together with the Ancillary Rights); and

(ii) one (1) ExploreCo Note and one (1) Rock Note;

(d) subject to Sections 3.2 and 3.3, each Storm Share held by Tax-Exempt Shareholders and Non-Resident Shareholders, will be transferred to Harvest Operations in accordance with the election or deemed election of the holder of such Storm Share in exchange for:

(i) (A) one Cash Note; or

(B) one Trust Unit Note; and

(ii) one (1) ExploreCo Note and one (1) Rock Note;

(e) each Trust Unit Note shall be transferred by the holder thereof to the Trust in exchange for 0.281 of a Trust Unit;

(f) Harvest Operations and Storm shall be amalgamated and continued as one corporation (for the purpose of this Section 3.1 (f), "New Harvest Operations" but hereafter "Harvest Operations"), in accordance with the following:

(i) the articles of New Harvest Operations shall be the same as the articles of Harvest Operations except that the authorized capital of New Harvest Operations shall consist of an unlimited number of common shares with the same rights, privileges and restrictions as the common shares of Harvest Operations, an unlimited number of exchangeable shares, issuable in series, the first series of which shall be the Exchangeable Shares and an unlimited number of First Preferred Shares with the same rights, privileges and restrictions as the First Preferred Shares of Harvest Operations;

(ii) the name of New Harvest Operations shall be "Harvest Operations Corp." or such other name as determined by Harvest prior to the Effective Time;

(iii) the shares of Storm, all of which are owned by Harvest Operations, shall be cancelled without any repayment of capital;

(iv) for greater certainty, the outstanding Exchangeable Shares, Trust Unit Notes, Cash Notes, ExploreCo Notes, Warrant Notes and the Rock Notes shall survive and continue to be obligations of New Harvest Operations without amendment;

(v) the property of each of the amalgamating corporations shall continue to be the property of New Harvest Operations;

(vi) New Harvest Operations shall continue to be liable for the obligations of each of the amalgamating corporations;

(vii) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(viii) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against New Harvest Operations;

(ix) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against New Harvest Operations;

(x) the Articles of Amalgamation of New Harvest Operations shall be deemed to be the Articles of Incorporation of New Harvest Operations and the Certificate of

Amalgamation of New Harvest Operations shall be deemed to be the Certificate of Incorporation of New Harvest Operations;

(xi) the by-laws of New Harvest Operations shall be the by-laws of Harvest Operations;

(xii) the first directors of New Harvest Operations shall be the directors of Harvest Operations;

(xiii) the first officers of New Harvest Operations shall be the officers of Harvest Operations; and

(xiv) the registered office of New Harvest Operations shall be the registered office of Harvest Operations;

(g) each holder of an ExploreCo Warrant may elect or be deemed to have elected to exercise the ExploreCo Warrants and thereupon will assign, transfer and exchange one (1) ExploreCo Note to ExploreCo for each ExploreCo Warrant so exercised and ExploreCo will issue one (1) ExploreCo Share to such holder for each ExploreCo Warrant exercised;

(h) the transactions contemplated by the Conveyance Agreements will be completed and ExploreCo will deliver the purchase consideration in Warrant Notes and ExploreCo Notes and the Closing Note, if required, to New Harvest Operations and/or subsidiaries or partnerships of New Harvest Operations, as the case may be, and upon such delivery such Warrant Notes and ExploreCo Notes shall be cancelled;

(i) New Harvest Operations shall settle the Cash Notes by making a payment of cash in accordance with Article 4;

(j) New Harvest Operations shall settle the Rock Notes by delivering the Rock Shares in accordance with Article 4;

(k) New Harvest Operations shall settle the remaining Warrant Notes, conditional upon the settling of the Closing Note, by delivering to the Note Trustee a payment of cash within 60 days of the Effective Date;

(l) New Harvest Operations shall settle the remaining ExploreCo Notes, conditional upon the settling of the Closing Note, by delivering to the Note Trustee a payment of cash within 60 days of the Effective Date; and

(m) ExploreCo shall settle the Closing Note by delivering to New Harvest Operations a payment of cash within 60 days of the Effective Date.

3.2 Subject to Section 3.3, with respect to the election required to be made by a former holder of Storm Shares pursuant to Sections 3.1(b), (c), (d) and (g) of this Plan of Arrangement:

(a) each of such holders of Storm Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such holder's election, together with certificates representing such holder's Storm Shares;

(b) any former holder of Storm Shares who fails to comply with the requirements of Section 3.2(a) shall be deemed to have elected to:

(i) exchange Warrant Notes for ExploreCo Warrants as contemplated by Section 3.1(b);

(ii) exchange ExploreCo Notes for ExploreCo Shares upon the exercise of the ExploreCo Warrants as contemplated by Section 3.1(g); and/or

(iii) receive only Cash Notes for such holder's former Storm Shares as contemplated by Sections 3.1(c) or (d).

3.3 For greater certainty, with respect to any election required to be made by a holder of Storm Shares pursuant to Section 3.1(c) or (d), such holder may elect to receive either Cash Notes, Trust Unit Notes or Exchangeable Shares (in the case of Section 3.1(c)) or a combination thereof in exchange for the aggregate number of Storm Shares in respect of which such an election is made provided, however, each individual Storm Share may only be exchanged for either a Cash Note, a Trust Unit Note or 0.281 of an Exchangeable Share (in the case of Section 3.1(c)). In the event that:

(a) the aggregate number of Exchangeable Shares that would, but for this Section 3.3(a), be issued to holders of Storm Shares pursuant to Section 3.1(c), exceeds two million (2,000,000) Exchangeable Shares, then the number of Exchangeable Shares to be issued to any holder, subject to rounding in accordance with Section 4.6, shall be determined by multiplying the total number of Exchangeable Shares otherwise issuable to such holder by a fraction, rounded to six decimal places, the numerator of which is two million (2,000,000) and the denominator of which is the aggregate number of Exchangeable Shares otherwise issuable to all holders; and such holder shall be deemed to have elected to receive Trust Unit Notes for the remainder of their Storm Shares for which, but for this Section 3.3(a), such holder would otherwise have received Exchangeable Shares, subject to pro-rationing as determined in accordance with Section 3.3 (b);

(b) the aggregate number of Trust Unit Notes that would, but for this Section 3.3(b), be issued to holders of Storm Shares pursuant to Section 3.1(c) and (d), exceeds the Harvest Trust Unit Maximum, then the number of Trust Unit Notes to be issued to any holder, subject to rounding in accordance with Section 4.6, shall be determined by multiplying the total number of Trust Unit Notes otherwise issuable to such holder by a fraction, rounded to six decimal places, (the "Trust Unit Fraction") the numerator of which is the Harvest Trust Unit Maximum and the denominator of which is the aggregate number of Trust Unit Notes otherwise issuable to all holders; and such holder shall be deemed to have elected to receive Cash Notes for the remainder of their Storm Shares for which, but for this Section 3.3(b), such holder would otherwise have received Trust Unit Notes; and

(c) the aggregate principal amount of Cash Notes that would, but for this Section 3.3(c), be issued to holders of Storm Shares pursuant to Section 3.1(c) and (d), exceeds seventy-five million ($75,000,000) dollars, then the number of Cash Notes to be issued to any holder, subject to rounding, shall be determined by multiplying the total number of Cash Notes otherwise issuable to such holder by a fraction, rounded to six decimal places, (the "Cash Fraction"), the numerator of which is seventy-five million ($75,000,000) and the denominator of which is the aggregate principal amount of the Cash Notes otherwise issuable to all holders; and such holder shall be deemed to have elected to receive Trust

Unit Notes for the remainder of their Storm Shares for which, but for this Section 3.3(c), such holder would otherwise have received Cash Notes.

3.4 With respect to each holder of Storm Shares at the Effective Time:

(a) upon the exchange of Warrant Notes for ExploreCo Warrants pursuant to Section 3.1(b):

(i) such Storm Shareholder shall cease to be a holder of Warrant Notes and shall be removed from the register of holders of Warrant Notes; and

(ii) ExploreCo shall become the holder of the Warrant Notes so exchanged and ExploreCo shall be added to the register of holders of Warrant Notes;

(b) upon the exchange of Storm Shares for Cash Notes, Trust Unit Notes and/or Exchangeable Shares pursuant to Sections 3.1(c) or (d):

(i) such holder shall cease to be a holder of the Storm Shares so exchanged and the name of such holder shall be removed from the register of holders of Storm Shares as it relates to the Storm Shares so exchanged;

(ii) Harvest Operations shall become the holder of the Storm Shares so exchanged and shall be added to the register of holders of Storm Shares; and

(iii) such holder shall become the holder of Cash Notes, Trust Unit Notes and/or Exchangeable Shares and shall be added to the register of holders of Cash Notes, Trust Unit Notes or Exchangeable Shares, as the case may be;

(c) upon the exchange of Trust Unit Notes pursuant to Sections 3.1(e):

(i) such holder shall cease to be a holder of the Trust Unit Notes so exchanged and the name of such holder shall be removed from the register of holders of Trust Unit Notes as it relates to the Trust Unit Notes so exchanged;

(ii) Harvest shall become the holder of the Trust Unit Notes so exchanged and shall be added to the register of holders of Trust Unit Notes; and

(iii) such holder shall become the holder of Harvest Trust Units and shall be added to the register of holders of Harvest Trust Units; and

(d) upon the exchange of ExploreCo Notes in connection with the exercise of ExploreCo Warrants pursuant to Section 3.1(g):

(i) each Storm Shareholder exercising ExploreCo Warrants shall cease to be a holder of ExploreCo Warrants and ExploreCo Notes and shall be removed from the register of holders of ExploreCo Warrants and ExploreCo Notes; and

(ii) each former Storm Shareholder exercising ExploreCo Warrants shall become the holder of the ExploreCo Shares issuable to such former Storm Shareholder on the basis set forth in Section 3.1(g), and the name of such former Storm Shareholder shall be added to the register of holders of ExploreCo Shares.

3.5 A holder who: (i) has exchanged Storm Shares under the Arrangement; (ii) is not a Non-Resident; (iii) is not a Tax-Exempt Shareholder; and (iv) has received Exchangeable Shares in whole or in part under the exchange; shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act, as applicable (and the analogous provisions of provincial income tax law) with respect to the sale by the holder of such holder's Storm Shares to Harvest Operations by providing two signed copies of the necessary election forms to Harvest Operations within 120 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such elections in accordance with the restrictions set out in subsections 85(1) and (2) of the Tax Act, as applicable. Thereafter, the election forms will be signed by Harvest Operations and returned to such former holders of Storm Shares within 30 days after the receipt thereof by Harvest Operations for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). Harvest Operations will not be responsible for the proper completion of any election form and, except for the obligation of Harvest Operations to so sign and return election forms which are received by Harvest Operations within 120 days of the Effective Date, Harvest Operations will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Storm Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Harvest Operations may choose to sign and return an election form received by it more than 120 days following the Effective Date, but Harvest Operations will have no obligation to do so.

ARTICLE 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1 From and after the Effective Time, certificates formerly representing Storm Shares acquired by Harvest Operations under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement.

4.2 Harvest and Harvest Operations shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Storm Shares acquired by Harvest Operations under the Arrangement of a duly completed Letter of Transmittal and the certificates representing such Storm Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of ExploreCo Shares, Rock Shares, Exchangeable Shares and/or Harvest Trust Units issued to such holder and/or the amount of cash payable under and in accordance with the Arrangement.

4.3 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Storm Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall,

as a condition precedent to the receipt thereof, give a bond to each of Harvest, Harvest Operations and ExploreCo and their respective transfer agents, which bond is in form and substance satisfactory to each of Harvest, Harvest Operations and ExploreCo and their respective transfer agents, or shall otherwise indemnify Harvest, Harvest Operations and ExploreCo and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.4 All distributions made with respect to any Harvest Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

4.5 Any certificate formerly representing Storm Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Storm Shares to receive the certificates representing: (i) the ExploreCo Shares; (ii) Rock Shares; (iii) Exchangeable Shares; (iv) Harvest Trust Units; and/or (v) cash.

4.6 No certificates representing fractional Harvest Trust Units, Exchangeable Shares, Rock Shares or ExploreCo Shares shall be issued upon the exchange of the Storm Shares for Harvest Trust Units or Exchangeable Shares or the distribution of Rock Shares or the exercise of ExploreCo Warrants. In lieu of any fractional Harvest Trust Unit, Exchangeable Share, Rock Share or ExploreCo Share, each registered Storm Shareholder otherwise entitled to a fractional interest in a Harvest Trust Unit, Exchangeable Share, Rock Share or ExploreCo Share will receive the nearest whole number of Harvest Trust Units, Exchangeable Shares, Rock Shares or ExploreCo Shares, as the case may be.

ARTICLE 5
AMENDMENTS

5.1 Harvest, Storm, ExploreCo and Harvest Operations may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by the other parties; (iii) filed with the Court and, if made following the Meeting, approved by the Court; and (iv) communicated to holders of Storm Shares, if and as required by the Court.

5.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Harvest, Storm, ExploreCo or Harvest Operations at any time prior to or at the Meeting (provided that the other parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.3 Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if it is consented to by each of Harvest, Storm, ExploreCo and Harvest Operations.

5.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Storm, provided that it concerns a matter which, in the reasonable opinion of Storm, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of Storm, Harvest or any former holder of Storm Shares.

SCHEDULE A TO SCHEDULE F

[INTENTIONALLY DELETED]

SCHEDULE G

EXCHANGEABLE SHARE PROVISIONS

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES, SERIES 1

The Exchangeable Shares, Series 1 (the "Exchangeable Shares") shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these share provisions:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning given to that term in the Securities Act;

"**Annual Redemption**" has the meaning given to that term in Section 5.1(d) of these share provisions;

"**Annual Redemption Date**" means any date that is within the first 90 days of any calendar year commencing in 2005;

"**Automatic Redemption**" has the meaning given to that term in Section 5.1(a) of these share provisions;

"**Automatic Redemption Date**" means the date that is the fifth anniversary of the Effective Date;

"**Board of Directors**" means the Board of Directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Notice**" has the meaning given to that term in Section 4.3 of these share provisions;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporation**" means Harvest Operations Corp., a corporation incorporated under the Act, and where the context requires, its successors;

"**Cumulative Dividend Amount Exchange Ratio**", at any time, shall equal the Exchange Ratio at such time less one;

"**Current Market Price**" means, in respect of a Unit on any date, the weighted average trading price of a Unit on the TSX for the 5 trading days preceding that date, or, if the Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Units for that period does not result in a weighted average trading price which reflects the fair market value of a Unit, then the Current Market Price of a Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

"**De Minimus Redemption**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**De Minimus Redemption Date**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**Distribution**" means a distribution paid by Harvest in respect of the Units, expressed as an amount per Unit;

"**Distribution Payment Date**" means a date on which a Distribution is paid to Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

"**Distribution Record Date**" means the day on which Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

"**Dividend Record Date**" has the meaning given to that term in Section 3.3 of these share provisions;

"**Effective Date**" means •, 2004 or such other date as may be designated by the Board of Directors;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by:

(a) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and

(b) decreasing the Exchange Ratio on each Dividend Record Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"**Exchangeable Shares**" mean the non-voting exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"**Governmental Entity**" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holder**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"**LCR Exercising Party**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Liquidation Amount**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Call Right**" has the meaning ascribed thereto in Section 6.5 of these share provisions;

"**Liquidation Date**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Offer**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Harvest ExchangeCo**" means Harvest ExchangeCo Inc., a corporation incorporated under the Act;

"**Harvest**" means the Harvest Energy Trust, a trust established under the laws of Alberta;

"**Optional Redemption**" has the meaning given to that term in Section 5.1(b) of these share provisions;

"**Optional Redemption Date**" means any date that is after the second anniversary of the Effective Date;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"Promissory Note" means the promissory note of the Corporation in favour of Harvest, dated the Effective Date;

"**Purchase Price**" has the meaning given to that term in Section 4.3 of these share provisions;

"**RCR Exercising Party**", for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Call Right**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Date**" means any of the Automatic Redemption Date, the Optional Redemption Date, the De Minimus Redemption Date or the Annual Redemption Date, as the context requires;

"**Redemption Offer**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Price**" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Unit on the last Business Day prior to such Redemption Date;

"**Regulation S**" means Regulation S under the U.S. Securities Act;

"**Retracted Shares**" has the meaning given to that term in Section 4.1(a) of these share provisions;

"**Retraction Call Right**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Date**" means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares;

"**Retraction Offer**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Price**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Retraction Request**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"**Support Agreement**" means the agreement made among Harvest, Harvest ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date;

"**TSX**" means the Toronto Stock Exchange;

"**Transfer Agent**" means Valiant Trust Company or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"**Trustee**" means the trustee chosen by Harvest to act as trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**Units**" means the trust units of Harvest as constituted on the Effective Date;

"**Unitholders**" means holders of Units;

"**U.S. Person**" means a U.S. Person as defined in Rule 902(k) under Regulation S;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"**Voting and Exchange Trust Agreement**" means the agreement made among Harvest, Harvest ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date.

ARTICLE 2
AUTHORIZED NUMBER OF EXCHANGEABLE SHARES AND RANKING OF EXCHANGEABLE SHARES

2.1 The Corporation is authorized to issue an unlimited number of Exchangeable Shares without nominal or par value.

2.2 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to Harvest, from time to time, including without limitation, the indebtedness evidenced by the Promissory Note.

ARTICLE 3
DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends (which may include Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be

issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date (a "Dividend Record Date") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to applicable law, and provided neither Harvest nor Harvest ExchangeCo has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "Retraction Price") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such retraction, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(b) appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Harvest and Harvest ExchangeCo (the "Retraction Offer") on the terms and conditions set out in Section 4.3 below (Harvest's and Harvest ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "Retraction Call Right").

4.2 Subject to the exercise by Harvest or Harvest ExchangeCo of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Harvest or Harvest ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3 Harvest ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Harvest has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Harvest and Harvest ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Harvest and Harvest ExchangeCo in respect of the holder's Retracted Shares by providing to Harvest and Harvest ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Harvest or Harvest ExchangeCo must notify the Corporation of its determination to do so (the "Call Notice") on or before 4:30 p.m. (Calgary time) on the date of notification to Harvest and Harvest ExchangeCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Harvest or Harvest ExchangeCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Harvest nor Harvest ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Harvest or Harvest ExchangeCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Harvest or Harvest ExchangeCo, as applicable (in this Article 4, the "RCR Exercising Party"), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the "Purchase Price") equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Harvest nor Harvest ExchangeCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 The Corporation, Harvest or Harvest ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder's Retraction Request, certificates representing the Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Harvest or Harvest ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total

Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Harvest or Harvest ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Harvest nor Harvest ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Harvest or Harvest ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Harvest or Harvest ExchangeCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1 Subject to applicable law, and provided neither Harvest nor Harvest ExchangeCo has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Automatic Redemption");

(b) may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares (such redemption being an "Optional Redemption");

(c) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 500,000 (such redemption date being the "De Minimus Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "De Minimus Redemption"); and

(d) may, on any Annual Redemption Date, redeem up to that number of Exchangeable Shares equal to 20% of the Exchangeable Shares outstanding on the Effective Date (such redemption being an "Annual Redemption");

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to

the Redemption Price, in accordance with Section 5.3 of these share provisions. In case only part of the then outstanding Exchangeable Shares are at any time to be redeemed pursuant to an Annual Redemption, the Exchangeable Shares to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Exchangeable Shares, other than the Harvest and Harvest ExchangeCo, or in such other manner as the Board of Directors deems reasonable.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 90 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Harvest or Harvest ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right and/or Annual Redemption. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Harvest and Harvest ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date and subject to the exercise by Harvest or Harvest ExchangeCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.4 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Units or to have had cash delivered to them or the custodian on their behalf, as applicable.

5.5 Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Harvest and Harvest ExchangeCo (the "Redemption Offer") the overriding right (Harvest's and Harvest ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "Redemption Call Right"), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Harvest or Harvest ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, or to purchase from all but not less than all of the holders of Exchangeable Shares (other than Harvest or Harvest ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, in the case of an Annual Redemption, on payment by whichever of Harvest or Harvest ExchangeCo is exercising such right (in this Article 5, the "RCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Harvest and Harvest ExchangeCo by sending or causing to be sent to Harvest and Harvest ExchangeCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 Harvest ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Harvest has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Harvest or Harvest ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Harvest and Harvest ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled or a cheque of the RCR

Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Harvest nor Harvest ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Harvest or Harvest ExchangeCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Units delivered to them or the custodian on their behalf.

6.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Harvest and Harvest ExchangeCo (the "Liquidation Offer") the overriding right (Harvest's and Harvest ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "Liquidation Call Right"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Harvest or Harvest ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Harvest or Harvest ExchangeCo is exercising such right (in this Article 6, the "LCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 Harvest ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Harvest has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Harvest and Harvest ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Harvest or Harvest ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Harvest and Harvest ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the

Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Harvest nor Harvest ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3 Subject to applicable law, the Corporation by notice from time to time to Harvest or Harvest ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Harvest or Harvest ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the

delivery of Units (the "Delivered Units") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to Harvest or Harvest ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of the Delivered Units (where the fair market value of the Delivered Units is determined by multiplying the number of Delivered Units by the weighted average trading price of a Unit on the TSX for the ten trading days preceding the date of purchase by Harvest or Harvest ExchangeCo, as applicable, of such Delivered Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Harvest, Harvest ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Harvest, Harvest ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Harvest:

(a) issues or distributes Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to the holders of all or substantially all of the then outstanding Units by way of stock distribution or other distribution, other than an issue of Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to holders of Units who exercise an option to receive distributions in Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) in lieu of receiving cash distributions; or

(b) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Units entitling them to subscribe for or to purchase Units (or securities exchangeable for or convertible into or carrying rights to acquire Units); or

(c) issues or distributes to the holders of all or substantially all of the then outstanding Units:

(i) securities of Harvest of any class other than Units (other than securities convertible into or exchangeable for or carrying rights to acquire Units);

(ii) rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii) evidences of indebtedness of Harvest; or

(iv) assets of Harvest other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivides, redivides or changes the then outstanding Units into a greater number of Units; or

(e) reduces, combines, consolidates or changes the then outstanding Units into a lesser number of Units; or

(f) reclassifies or otherwise changes the Units or effects an amalgamation, merger, reorganization or other transaction affecting the Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Harvest and Harvest ExchangeCo with all provisions of the Support Agreement applicable to the Corporation, Harvest and Harvest ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of

Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Harvest and Harvest ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Harvest and Harvest ExchangeCo as therein provided.

13.3 The Corporation, Harvest, Harvest ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Harvest, Harvest ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, Harvest, Harvest ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Harvest, Harvest ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Harvest, Harvest ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions the obligation of the Corporation, Harvest or Harvest ExchangeCo to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, Harvest or Harvest ExchangeCo elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or a resident of any foreign country, shall be satisfied by delivering the Units which would have been received by the affected holder to the Transfer Agent who shall sell such Units on the stock exchange on which the Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
SPECIFIED AMOUNT

15.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) shall be an amount equal to the fair market value of one Unit on the Effective Date.

ARTICLE 16
NO FRACTIONAL ENTITLEMENTS

16.1 Notwithstanding anything contained in these share provisions including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Harvest, Harvest ExchangeCo nor the Trustee shall deliver fractions of Units. Where the application of the provisions of this Agreement, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Units.

ARTICLE 17
NOTICES

17.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

SCHEDULE A

RETRACTION REQUEST

To Harvest Operations Corp., Harvest and Harvest ExchangeCo Inc.

This notice is given pursuant to Article 4 of the provisions (the "Share Provisions") attaching to the Exchangeable Shares of Harvest Operations Corp. represented by the enclosed certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Harvest Operations Corp. that, subject to the Retraction Call Right referred to below, the undersigned desires to have Harvest Operations Corp. redeem in accordance with Article 4 of the Share Provisions:

ALL SHARE(S) REPRESENTED BY THE ENCLOSED CERTIFICATE; OR

______________ SHARE(S) OF THE SHARES REPRESENTED BY THE ENCLOSED CERTIFICATE.

NOTE: The Retraction Date shall be the date that is three Business Days after the date upon which this notice is received by Harvest Operations Corp.

The undersigned acknowledges the overriding Retraction Call Right of Harvest and Harvest ExchangeCo Inc. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Harvest and Harvest ExchangeCo Inc. in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Harvest and Harvest ExchangeCo Inc., may be revoked and withdrawn by the undersigned only by notice in writing given to Harvest Operations Corp. at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Harvest Operations Corp. is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Harvest or Harvest ExchangeCo Inc. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Harvest Operations Corp., Harvest and Harvest ExchangeCo Inc. that the undersigned:

☐ is

(select one)

☐ is not

a non-resident of Canada for purposes of the *Income Tax Act* (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

The undersigned hereby represents and warrants to Harvest Operations Corp., Harvest and Harvest ExchangeCo Inc. that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Harvest Operations Corp., Harvest or Harvest ExchangeCo Inc., as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and the enclosed certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Harvest Operations Corp. and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date: ______________________________

Name of Person in Whose Name Securities
Are to be Registered or Delivered (please print): ______________________________

Street Address or P.O. Box: ______________________________

Social Insurance Number: ______________________________

Signature of Shareholder: ______________________________

City, Province and Postal Code: ______________________________

Signature Guaranteed by: ______________________________

NOTE: If this Retraction Request is for less than all of the shares represented by the enclosed certificate, a certificate representing the remaining share(s) of Harvest Operations Corp. represented by the enclosed certificate will be issued and registered in the name of the shareholder as it appears on the register of Harvest Operations Corp., unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

EXHIBIT II
PARKLAND JOINT VENTURE AGREEMENT
HARVEST ENERGY TRUST – 1106789 ALBERTA LTD.

SUMMARY – JOINT OPERATING AGREEMENT

- EFFECTIVE DATE JUNE 1st, 2004
- PARKLAND AREA, BRITISH COLUMBIA (TWP 80-82 RGE 15-18 W6M)"
- AMI working interest shall be Storm Energy 25% and ExploreCo 75%
- 1990 CAPL OPERATING PROCEDURE GOVERNS JOINT LANDS
    1. Standard Operating Procedure terms
    2. Attached Election Sheet
    3. PASC 1988
- AREA OF MUTUAL INTEREST FOR PARKLAND one mile around all existing lands and as outlined in red in the attached Schedule "A"
    1. 75/25 acquiring Natural Gas interests in all Crown Sales, Freehold, First Nation & Federal Lands within AMI and Development Area (reciprocal).
    2. 5% rule on Landsale bids
    3. 50% rule on AMI Lands
    4. Expires 3 years from June 1, 2004 effective date.
- OPERATOR – 1106789 Alberta Ltd. "ExploreCo."

SCHEDULE "A"

Attached to and forming part of a Joint Venture Agreement dated the 1st day of June, 2004 BETWEEN Harvest Energy Trust and ExploreCo

1990 CAPL Operating Procedure

Clause 311	Alternate B
Clause 604	Alternate A
Clause 903	Alternate A (Casing Pt. Election)
Clause 1007 Penalty	300 % development well, 500% exploration well
Clause 1010 (a)(iv)	180 days (Title Preserving Well)
Clause 2401	Alternate B (Disposition of Interest) (*5 year Expiry from Effective date of Agreement)

Clause 2404	(replaced with 1993 CAPL Assignment Procedure)

1988 PASC Accounting Procedure

Clause 105(a)	**10%**
Clause 110	**2** or more parties totalling **85%** or more
Clause 202(b)(1)&(2)	**shall** be chargeable
Clause 203(b)	...not to exceed **25%** or more...
Clause 217(a)(1)	**2.5%** of the cost of tubular goods...in excess of **$5,000** delivered...**5%** of the cost...
Clause 217(a)(2)	**5%** of the cost

Clause 302:

(a) For each Exploration Project: **flat 5% OR**

(1) **5%** of the first **$50,000.00** of Cost plus

(2) **3%** of the next **$100,000.00** of Cost plus

(3) **1%** of Cost exceeding the sum of (1) and (2)

(b) For each Drilling Well:

(1) **3%** of the first **$50,000.00** of Cost plus

(2) **2%** of the next **$100,000.00** of Cost plus

(3) **1%** of Cost exceeding the sum of (1) and (2)

(c) For each Construction Project:

(1) **5%** of the first **$50,000.00** of Cost plus

(2) **3%** of the next **$100,000.00** of Cost plus

(3) **1%** of Cost exceeding the sum of (1) and (2)

(d) For Operation and Maintenance:

(1) **10%**, and

(2) **$250** per well/month

Article IV	**$25,000.00**
Article V	Delete

EXHIBIT II
RED EARTH JOINT VENTURE AGREEMENT
HARVEST ENERGY TRUST – 1106789 ALBERTA LTD.

SUMMARY – JOINT OPERATING AGREEMENT

- EFFECTIVE DATE JUNE 1st , 2004
- RED EARTH AREA, ALBERTA (TWP 85-87 RGE 8-11 W5M)
- AMI working interest shall be Storm Energy 50% and ExploreCo 50% for gas rights only
- Excludes lands in which Storm or ExploreCo. hold an interest as of June 1, 2004
- 1990 CAPL OPERATING PROCEDURE GOVERNS JOINT LANDS
  1. Standard Operating Procedure terms
  2. Attached Election Sheet
  3. PASC 1988
- AREA OF MUTUAL INTEREST FOR RED EARTH as outlined in red in the attached Schedule "A"
  1. 50/50 acquiring Natural Gas interests in all Crown Sales, Freehold, First Nation & Federal Lands within AMI Area (reciprocal).
  2. 5% rule on Landsale bids
  3. 50% rule on AMI Lands For the sake of clarity, lands that Storm/ExploreCo. currently hold an interest in the AMI are not AMI Lands and as such the calculation will not include these lands.
  4. Expire's 3 years from June 1, 2004 effective date.
  5. Where the lands posted or so acquired contain both Petroleum and Natural Gas 50% of the bid shall be allocated to Petroleum and Associated Gas and 50% of the bid shall be allocated to Natural Gas.
- OPERATOR – 1106789 Alberta Ltd. "ExploreCo."

SCHEDULE "A"

Attached to and forming part of a Joint Operating Agreement dated the 1st day of June, 2004 BETWEEN Harvest Energy Trust and ExploreCo

1990 CAPL Operating Procedure

Clause 311	Alternate B
Clause 604	Alternate A
Clause 903	Alternate A (Casing Pt. Election)

Clause 1007 Penalty	300 % development well, 500% exploration well
Clause 1010 (a)(iv)	180 days (Title Preserving Well)
Clause 2401	Alternate B (Disposition of Interest) (*5 year Expiry from Effective date of Agreement)
Clause 2404	(replaced with 1993 CAPL Assignment Procedure)

1988 PASC Accounting Procedure

Clause 105(a)	**10%**
Clause 110	**2** or more parties totalling **85%** or more
Clause 202(b)(1)&(2)	**shall** be chargeable
Clause 203(b)	...not to exceed **25%** or more...
Clause 217(a)(1)	**2.5%** of the cost of tubular goods...in excess of **$5,000** delivered...**5%** of the cost...
Clause 217(a)(2)	**5%** of the cost

Clause 302:

(a) For each Exploration Project: **flat 5% OR**

(1) **5%** of the first **$50,000.00** of Cost plus

(2) **3%** of the next **$100,000.00** of Cost plus

(3) **1%** of Cost exceeding the sum of (1) and (2)

(b) For each Drilling Well:

(1) **3%** of the first **$50,000.00** of Cost plus

(2) **2%** of the next **$100,000.00** of Cost plus

(3) **1%** of Cost exceeding the sum of (1) and (2)

(c) For each Construction Project:

(1) **5%** of the first **$50,000.00** of Cost plus

(2) **3%** of the next **$100,000.00** of Cost plus

(3) **1%** of Cost exceeding the sum of (1) and (2)

(d) For Operation and Maintenance:

(1) **10%**, and

(2) **$250** per well/month

Article IV	**$25,000.00**
Article V	Delete

Right of First Refusal Provision

Explore Co. hereby grants Storm a right of first refusal (the "ROFR") to acquire any interest within the AMI area that it may wish to sell on the following basis:

(a) if Explore Co. wishes to make a disposition of any interest in the AMI area, then it shall, by notice, advise Storm of its intention to make the disposition, including in such notice a description of the working interest proposed to be disposed, the identity of the proposed assignee, the price or other consideration for which Explore Co. is prepared to make such disposition, the proposed effective date and closing date of the transaction and any other information respecting the transaction which Explore Co. reasonably believes would be material to the exercise of Storm's rights hereunder (such notice being a "the disposition notice").

(b) In the event the consideration described in the disposition notice cannot be matched in kind and the disposition notice does not include Explore Co.'s bona fide estimate of the value, in cash, of such consideration, Storm may, within seven (7) days of the receipt by Storm of the disposition notice, request Explore Co. to provide such estimate to Storm, whereupon Explore Co. shall provide such estimate in a timely manner and the election period provided herein to Storm shall be suspended until such estimate is received by Storm

(c) In the event of a dispute as to the reasonableness of an estimate of the cash value of the consideration described in the disposition notice or provided pursuant to Subclause (b), as the case may be, the matter shall be referred to arbitration under the provisions of the Arbitration Act or Ordinance of the province, state or territory where the joint lands are situated within seven (7) days of the receipt of such estimate. The disposing party and the applicable Storm shall thereupon diligently attempt to complete such arbitration in a timely manner. The equivalent cash consideration determined in such arbitration shall thereupon be deemed to be the sale price for the working interest described in the disposition notice.

(d) Within the later of: (i) 15 days from the receipt of the disposition notice, as modified by any suspension pursuant to Subclause (b) of this Alternate B; or (ii) if applicable, 15 days from receipt of notice of the arbitrated value determined pursuant to the preceding Subclause, Storm may give notice to Explore Co. that it elects to purchase the working interest described in the disposition notice for the applicable price (in this Article called a "notice of acceptance"). A notice of acceptance shall create a binding contractual obligation upon Explore Co. to sell, and upon Storm giving a notice of acceptance to purchase, for the applicable price, all of the working interest included in such disposition notice on the terms and conditions set forth in the disposition notice.

(e) In the event that the working interest described in the disposition notice is not disposed of to Storm pursuant to the preceding Subclause, the disposition to the proposed assignee shall be subject to the consent of Storm Such consent shall not be unreasonably withheld.

(f) If the working interest described in the disposition notice is not disposed of to Storm pursuant to Subclause (d), Explore Co. may, subject to obtaining the consent prescribed by the preceding Subclause, dispose of such working interest at any time within one hundred and fifty (150) days from the issuance of such disposition notice, provided that such disposition is not on terms that are more favourable to such purchaser than those offered in the disposition notice or if the price is less than 95% of the price set forth in the disposition notice.

(g) Following one hundred and fifty (150) days following the issuance of a disposition notice from which a disposition did not result the provisions of this Schedule shall once again apply to the working interest described in the disposition notice.

(h) The ROFR shall not apply in the following instances, namely:

(i) an assignment made by way of security for Explore Co.'s present or future indebtedness, or liabilities (whether contingent, direct or indirect and whether financial or otherwise), the issuance of the bonds or debentures of a corporation, or the performance of the obligations of the assignor as a guarantor under a guarantee;

(ii) a disposition to an affiliate of Explore Co., or in consequence of a merger or amalgamation of Explore Co. with another corporation or pursuant to an assignment, sale or disposition made by a party of its entire working interest to a corporation in return for shares in that corporation or to a registered partnership in return for an interest in that partnership;

(iii) a disposition made by Explore Co. of all, or substantially all, or of an undivided interest in all or substantially all, of its petroleum and natural gas rights in the province, state or territory where the AMI area is situated, and for the purposes of this Subclause, "substantially all" means a percentage of ninety percent (90%) or more of the net hectares held by Explore Co. in that province, state or territory;

(iv) a disposition by Explore Co. in which the net hectares being disposed of by that it in the AMI area represent less than five percent (5%) of the total net hectares being disposed of by Explore Co. pursuant to that disposition.

However, if Explore Co. makes such a disposition pursuant to Subclause (ii), (iii) or (iv) shall advise Storm of such disposition in a timely manner.

(i) Following a disposition of an interest in the AMI area as provided in this Schedule (other than in Subclause (h)) the ROFR will not apply to any subsequent disposition of such interest.

(j) The ROFR shall expire on the fourth anniversary of Closing.

EXHIBIT III

EXPLORATION ASSETS

1) ExploreCo Producing Properties

Parkland	75% of SEM's interest
Montney	100%
Thetlaandoa	100%
Cabin	100%
Kotcho	100%
Brazeau	100%

All wellbores, surface and downhole equipment and inventory on leases associated with the ExploreCo producing properties.

2) Cash Balance — Minimum of $1.450 million

3) Lands

Red Earth Area: As defined on the attached map, and confirmed on the attached schedules

Raw Lands: For all areas outside of Red Earth, Meekwap, Berrymoor, Alexander, Dawson (Seal) and Parkland (as to 25%, the Parkland AMI and the Altia farmout) as defined on the attached plats and confirmed on the attached schedules, ExploreCo owns all other undeveloped lands and wells.

4) Storm Ventures International Inc. (Shares and Interests)
- Any and all assets, liabilities and obligations related to Storm Ventures International
- Obligation to fund, currently in Storm
- Sud Remada Prospection Permit rights and obligations, currently in the process of being transferred from Storm to SVI.

5) Seismic — Copies of and access to all seismic data as provided in the seismic agreement outlined herein as Exhibit IV.

6) Facilities (see attached schedule)
Facilities going to ExploreCo:

1. Louise b-70-L/94-P-3 Gas Dehy, 90% WI
2. Parkland 10-19-81-17W6 Sweet Gas Dehy/Compressor, 75% WI
3. Petitot 13-8-121-11W6 Gas Dehy, 50% WI (FETis operator and owner of the other 50%).
4. Petitot 14-6-121-11W6 Injection Plant, 50% WI (FET is operator and owner of the other 50%).
5. Kotcho wellsite facilities associated with b-15-C/94-P-3
6. Cabin wellsite facilities associated with c-74-F/94-P-5

7. Non-op Thetlaandoa and Montney wellsite facilities.

7) Office furniture to equip 12 offices (desk, credenza, file cabinets, computers, drafting table, chairs), two printers, one server, one fax machine, one office workstation, the Blue Castle workstation, one small meeting room table and chairs, prepaid software licenses where permissible under contract and where not required by Harvest.

8) All reference data, technical data and interpretations related to the ExploreCo assets

9) ExploreCo will assume responsibility for 2 of 4 remaining Mahgwa commitment wells

10) Any identified and agreed on expenditures by ExploreCo on ExploreCo assets during the interim period until Closing will be funded by a reduction in cash balance at Closing

11) Guard joint venture agreement, if it survives Closing

EXHIBIT IV

SEISMIC ACCESS AGREEMENT

At closing ExploreCo. shall retain a perpetual, non-exclusive, non-transferable and royalty free licence to view and re-process all of the 100% proprietary Seismic Data pertaining to the Assets upon the Closing Date and to use same for its own purposes, it shall be entitled to retain a copy of all such Seismic Data for such purposes. ExploreCo. acknowledges that, other than the specific rights granted in this Section, the ExploreCo. shall have no interest in or title to such Seismic Data. ExploreCo. shall not be entitled to disclose the Seismic Data to a third party without Storm's prior consent. Storm shall have no liability to the ExploreCo. for the quality, accuracy or completeness of such Seismic Data and makes no representation or warranty in this regard. In the case of any disposal of such Seismic Data by Storm, Storm shall ensure that the purchaser thereof acknowledges and is subject to the rights of the ExploreCo. in respect to such Seismic Data under this provision.

At closing Storm shall convey a copy of all of its trade and proprietary Seismic Data, but only to the extent that Storm is entitled to make such conveyance at not cost to Storm (excluding copying charges) and under applicable law and its seismic acquisition or licence agreements. To the extent that Storm is not able to convey such trade Seismic Data to ExploreCo. at Closing, then ExploreCo. shall have "view only" rights (but no copy rights) in respect to such Seismic Data, which rights may only be exercised at Storm's offices or a 3rd party location during normal business hours.

This provision shall survive Closing

"Seismic Data" includes surveyors' ground elevation records, shot point maps, drillers' logs, shooters' records, seismograph records, seismograph magnetic tapes, monitor records, field records and record sections and maps and interpretations (that exist as of the Closing) made therefrom;

PART III OF VI

FILE NO 82-34779

APPENDIX D -
EXCHANGEABLE SHARE PROVISIONS

EXCHANGEABLE SHARE PROVISIONS

PROVISIONS ATTACHING TO THE EXCHANGEABLE SHARES, SERIES 1

The Exchangeable Shares, Series 1 (the "Exchangeable Shares") shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these share provisions:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning given to that term in the Securities Act;

"**Annual Redemption**" has the meaning given to that term in Section 5.1(d) of these share provisions;

"**Annual Redemption Date**" means any date that is within the first 90 days of any calendar year commencing in 2005;

"**Automatic Redemption**" has the meaning given to that term in Section 5.1(a) of these share provisions;

"**Automatic Redemption Date**" means the date that is the fifth anniversary of the Effective Date;

"**Board of Directors**" means the Board of Directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Notice**" has the meaning given to that term in Section 4.3 of these share provisions;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporation**" means Harvest Operations Corp., a corporation incorporated under the Act, and where the context requires, its successors;

"**Cumulative Dividend Amount Exchange Ratio**", at any time, shall equal the Exchange Ratio at such time less one;

"**Current Market Price**" means, in respect of a Unit on any date, the weighted average trading price of a Unit on the TSX for the 5 trading days preceding that date, or, if the Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Units for that period does not result in a weighted average trading price which reflects the fair market value of a Unit, then the Current Market Price of a Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding;

"**De Minimus Redemption**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**De Minimus Redemption Date**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**Distribution**" means a distribution paid by Harvest in respect of the Units, expressed as an amount per Unit;

"**Distribution Payment Date**" means a date on which a Distribution is paid to Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

"**Distribution Record Date**" means the day on which Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

"**Dividend Record Date**" has the meaning given to that term in Section 3.3 of these share provisions;

"**Effective Date**" means •, 2004 or such other date as may be designated by the Board of Directors;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted between the time at which that Exchangeable Share was issued and the time as of which the Exchange Ratio is being calculated by:

(a) increasing the Exchange Ratio on each Distribution Payment Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Unit, paid on that Distribution Payment Date, and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and

(b) decreasing the Exchange Ratio on each Dividend Record Date by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the amount of the dividend payable to holders of Exchangeable Shares, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"**Exchangeable Shares**" mean the non-voting exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"**Governmental Entity**" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holder**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"**LCR Exercising Party**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Liquidation Amount**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Call Right**" has the meaning ascribed thereto in Section 6.5 of these share provisions;

"**Liquidation Date**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Offer**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Harvest ExchangeCo**" means Harvest ExchangeCo Inc., a corporation incorporated under the Act;

"**Harvest**" means the Harvest Energy Trust, a trust established under the laws of Alberta;

"**Optional Redemption**" has the meaning given to that term in Section 5.1(b) of these share provisions;

"**Optional Redemption Date**" means any date that is after the second anniversary of the Effective Date;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Promissory Note**" means the promissory note of the Corporation in favour of Harvest, dated the Effective Date;

"**Purchase Price**" has the meaning given to that term in Section 4.3 of these share provisions;

"**RCR Exercising Party**", for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Call Right**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Date**" means any of the Automatic Redemption Date, the Optional Redemption Date, the De Minimus Redemption Date or the Annual Redemption Date, as the context requires;

"**Redemption Offer**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Price**" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Unit on the last Business Day prior to such Redemption Date;

"**Regulation S**" means Regulation S under the U.S. Securities Act;

"**Retracted Shares**" has the meaning given to that term in Section 4.1(a) of these share provisions;

"**Retraction Call Right**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Date**" means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares;

"**Retraction Offer**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Price**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Retraction Request**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"**Support Agreement**" means the agreement made among Harvest, Harvest ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date;

"**TSX**" means the Toronto Stock Exchange;

"**Transfer Agent**" means Valiant Trust Company or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"**Trustee**" means the trustee chosen by Harvest to act as trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**Units**" means the trust units of Harvest as constituted on the Effective Date;

"**Unitholders**" means holders of Units;

"**U.S. Person**" means a U.S. Person as defined in Rule 902(k) under Regulation S;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"**Voting and Exchange Trust Agreement**" means the agreement made among Harvest, Harvest ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date.

ARTICLE 2
AUTHORIZED NUMBER OF EXCHANGEABLE SHARES AND RANKING OF EXCHANGEABLE SHARES

2.1 The Corporation is authorized to issue an unlimited number of Exchangeable Shares without nominal or par value.

2.2 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to Harvest, from time to time, including without limitation, the indebtedness evidenced by the Promissory Note.

ARTICLE 3
DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends (which may include Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process

against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date (a "Dividend Record Date") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to applicable law, and provided neither Harvest nor Harvest ExchangeCo has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "Retraction Price") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such retraction, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(b) appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Harvest and Harvest ExchangeCo (the "Retraction Offer") on the terms and conditions set out in Section 4.3 below (Harvest's and Harvest ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "Retraction Call Right").

4.2 Subject to the exercise by Harvest or Harvest ExchangeCo of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Harvest or Harvest ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3 Harvest ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Harvest has not exercised its Retraction Call Right. Upon

receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Harvest and Harvest ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Harvest and Harvest ExchangeCo in respect of the holder's Retracted Shares by providing to Harvest and Harvest ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Harvest or Harvest ExchangeCo must notify the Corporation of its determination to do so (the "Call Notice") on or before 4:30 p.m. (Calgary time) on the date of notification to Harvest and Harvest ExchangeCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Harvest or Harvest ExchangeCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Harvest nor Harvest ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Harvest or Harvest ExchangeCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Harvest or Harvest ExchangeCo, as applicable (in this Article 4, the "RCR Exercising Party"), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the "Purchase Price") equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Harvest nor Harvest ExchangeCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 The Corporation, Harvest or Harvest ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder's Retraction Request, certificates representing the Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Harvest or Harvest ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing

provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Harvest or Harvest ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Harvest nor Harvest ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Harvest or Harvest ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Harvest or Harvest ExchangeCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1 Subject to applicable law, and provided neither Harvest nor Harvest ExchangeCo has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Automatic Redemption");

(b) may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares (such redemption being an "Optional Redemption");

(c) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 500,000 (such redemption date being the "De Minimus Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "De Minimus Redemption"); and

(d) may, on any Annual Redemption Date, redeem up to that number of Exchangeable Shares equal to 20% of the Exchangeable Shares outstanding on the Effective Date (such redemption being an "Annual Redemption");

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions. In case only part of the then

outstanding Exchangeable Shares are at any time to be redeemed pursuant to an Annual Redemption, the Exchangeable Shares to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Exchangeable Shares, other than the Harvest and Harvest ExchangeCo, or in such other manner as the Board of Directors deems reasonable.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 90 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Harvest or Harvest ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right and/or Annual Redemption. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Harvest and Harvest ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date and subject to the exercise by Harvest or Harvest ExchangeCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.4 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Units or to have had cash delivered to them or the custodian on their behalf, as applicable.

5.5 Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Harvest and Harvest ExchangeCo (the "Redemption Offer") the overriding right (Harvest's and Harvest ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "Redemption Call Right"), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Harvest or Harvest ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, or to purchase from all but not less than all of the holders of Exchangeable Shares (other than Harvest or Harvest ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, in the case of an Annual Redemption, on payment by whichever of Harvest or Harvest ExchangeCo is exercising such right (in this Article 5, the "RCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Harvest and Harvest ExchangeCo by sending or causing to be sent to Harvest and Harvest ExchangeCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 Harvest ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Harvest has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Harvest or Harvest ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Harvest and Harvest ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled or a cheque of the RCR

Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Harvest nor Harvest ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Harvest or Harvest ExchangeCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Units delivered to them or the custodian on their behalf.

6.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Harvest and Harvest ExchangeCo (the "Liquidation Offer") the overriding right (Harvest's and Harvest ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "Liquidation Call Right"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Harvest or Harvest ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Harvest or Harvest ExchangeCo is exercising such right (in this Article 6, the "LCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 Harvest ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Harvest has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Harvest and Harvest ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Harvest or Harvest ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Harvest and Harvest ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the

Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Harvest nor Harvest ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3 Subject to applicable law, the Corporation by notice from time to time to Harvest or Harvest ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Harvest or Harvest ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the

delivery of Units (the "Delivered Units") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to Harvest or Harvest ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of the Delivered Units (where the fair market value of the Delivered Units is determined by multiplying the number of Delivered Units by the weighted average trading price of a Unit on the TSX for the ten trading days preceding the date of purchase by Harvest or Harvest ExchangeCo, as applicable, of such Delivered Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Harvest, Harvest ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Harvest, Harvest ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that the number of Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Harvest:

(a) issues or distributes Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to the holders of all or substantially all of the then outstanding Units by way of stock distribution or other distribution, other than an issue of Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to holders of Units who exercise an option to receive distributions in Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) in lieu of receiving cash distributions; or

(b) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Units entitling them to subscribe for or to purchase Units (or securities exchangeable for or convertible into or carrying rights to acquire Units); or

(c) issues or distributes to the holders of all or substantially all of the then outstanding Units:

(i) securities of Harvest of any class other than Units (other than securities convertible into or exchangeable for or carrying rights to acquire Units);

(ii) rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii) evidences of indebtedness of Harvest; or

(iv) assets of Harvest other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivides, redivides or changes the then outstanding Units into a greater number of Units; or

(e) reduces, combines, consolidates or changes the then outstanding Units into a lesser number of Units; or

(f) reclassifies or otherwise changes the Units or effects an amalgamation, merger, reorganization or other transaction affecting the Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT

12.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Harvest and Harvest ExchangeCo with all provisions of the Support Agreement applicable to the Corporation, Harvest and Harvest ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreement for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreement which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of

Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Harvest and Harvest ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Harvest and Harvest ExchangeCo as therein provided.

13.3 The Corporation, Harvest, Harvest ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Harvest, Harvest ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, Harvest, Harvest ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Harvest, Harvest ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Harvest, Harvest ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions the obligation of the Corporation, Harvest or Harvest ExchangeCo to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, Harvest or Harvest ExchangeCo elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or a resident of any foreign country, shall be satisfied by delivering the Units which would have been received by the affected holder to the Transfer Agent who shall sell such Units on the stock exchange on which the Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
SPECIFIED AMOUNT

15.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) shall be an amount equal to the fair market value of one Unit on the Effective Date.

ARTICLE 16
NO FRACTIONAL ENTITLEMENTS

16.1 Notwithstanding anything contained in these share provisions including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Harvest, Harvest ExchangeCo nor the Trustee shall deliver fractions of Units. Where the application of the provisions of this Agreement, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Units.

ARTICLE 17
NOTICES

17.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

SCHEDULE A

RETRACTION REQUEST

To Harvest Operations Corp., Harvest and Harvest ExchangeCo Inc.

This notice is given pursuant to Article 4 of the provisions (the "Share Provisions") attaching to the Exchangeable Shares of Harvest Operations Corp. represented by the enclosed certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Harvest Operations Corp. that, subject to the Retraction Call Right referred to below, the undersigned desires to have Harvest Operations Corp. redeem in accordance with Article 4 of the Share Provisions:

ALL SHARE(S) REPRESENTED BY THE ENCLOSED CERTIFICATE; OR

______________ SHARE(S) OF THE SHARES REPRESENTED BY THE ENCLOSED CERTIFICATE.

NOTE: The Retraction Date shall be the date that is three Business Days after the date upon which this notice is received by Harvest Operations Corp.

The undersigned acknowledges the overriding Retraction Call Right of Harvest and Harvest ExchangeCo Inc. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Harvest and Harvest ExchangeCo Inc. in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Harvest and Harvest ExchangeCo Inc., may be revoked and withdrawn by the undersigned only by notice in writing given to Harvest Operations Corp. at any time before the close of business on the Business Day immediately preceding the Retraction Date.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Harvest Operations Corp. is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Harvest or Harvest ExchangeCo Inc. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Harvest Operations Corp., Harvest and Harvest ExchangeCo Inc. that the undersigned:

☐ is

(select one)

☐ is not

a non-resident of Canada for purposes of the *Income Tax Act* (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is not a non-resident of Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the redemption or purchase of the Retracted Shares.

The undersigned hereby represents and warrants to Harvest Operations Corp., Harvest and Harvest ExchangeCo Inc. that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Harvest Operations Corp., Harvest or Harvest ExchangeCo Inc., as the case may be, free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTE: This panel must be completed and the enclosed certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Harvest Operations Corp. and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

Date: ______________________________

Name of Person in Whose Name Securities
Are to be Registered or Delivered (please print): ______________________________

Street Address or P.O. Box: ______________________________

Social Insurance Number: ______________________________

Signature of Shareholder: ______________________________

City, Province and Postal Code: ______________________________

Signature Guaranteed by: ______________________________

NOTE: If this Retraction Request is for less than all of the shares represented by the enclosed certificate, a certificate representing the remaining share(s) of Harvest Operations Corp. represented by the enclosed certificate will be issued and registered in the name of the shareholder as it appears on the register of Harvest Operations Corp., unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

APPENDIX E -
SUPPORT AGREEMENT

SUPPORT AGREEMENT

MEMORANDUM OF AGREEMENT made as of the • day of June, 2004.

AMONG:

HARVEST ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Harvest Energy Trust")

- and -

HARVEST OPERATIONS CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "Harvest")

- and -

HARVEST EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Canada (hereinafter referred to "Trustee")

WHEREAS pursuant to an arrangement agreement dated as of April 25, 2004 among Harvest Energy Trust, Harvest, Storm Energy Ltd. and Storm Exploration Ltd. (such agreement, as it may be further amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a support agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of Harvest, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of Harvest set forth the rights, privileges, restrictions and conditions (collectively, the "Share Provisions") attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto desire to make appropriate provision and to establish a procedure whereby Harvest Energy Trust and ExchangeCo will take certain actions and make certain payments and deliveries necessary to ensure that Harvest will be able to make certain payments and to deliver or cause to be delivered Harvest Trust Units in satisfaction of the obligations of Harvest under the Share Provisions with respect to the payment and satisfaction of dividends, Liquidation Amounts, Retraction Prices and Redemption Prices, all in accordance with the Share Provisions.

NOW THEREFORE in consideration of the respective covenants and agreements provided in this agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Defined Terms

Each term denoted herein by initial capital letters and not otherwise defined herein shall have the meaning attributed thereto in the Share Provisions, unless the context requires otherwise.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.3 Number, Gender, Etc.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders.

1.4 Date for Any Action

If any date on which any action is required to be taken under this agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF HARVEST ENERGY TRUST, EXCHANGECO AND HARVEST

2.1 Covenants of Harvest Energy Trust and ExchangeCo Regarding Exchangeable Shares

So long as any Exchangeable Shares are outstanding, Harvest Energy Trust and ExchangeCo each agree that:

(a) Harvest Energy Trust will, as soon as practicable following the declaration of any Distribution, issue a press release as to the resulting change in the Exchange Ratio for the Exchangeable Shares;

(b) Harvest Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit Harvest, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of the Liquidation Amount in respect of each issued and outstanding Exchangeable Share upon the liquidation, dissolution or winding-up of Harvest or any other distribution of the assets of Harvest for the purpose of winding-up its affairs, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Harvest to cause to be delivered Harvest Trust Units to holders of Exchangeable Shares in accordance with the provisions of Article 6 of the Share Provisions;

(c) Harvest Energy Trust and ExchangeCo will take all such actions and do all such things as are necessary or desirable to enable and permit Harvest, in accordance with applicable law, to pay and otherwise perform its obligations with respect to the satisfaction of a Retraction Request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Harvest, including without limitation all such actions and all such things as are necessary or desirable to enable and permit Harvest to cause to be delivered Harvest Trust Units to such holder, upon the retraction or redemption of the Exchangeable Shares in accordance with the provisions of Article 4 or Article 5 of the Share Provisions, as the case may be; and

(d) Harvest Energy Trust will not exercise its vote as a shareholder of Harvest to initiate the voluntary liquidation, dissolution or winding-up of Harvest nor take any action or omit to take any action that is designed to result in the liquidation, dissolution or winding-up of Harvest.

2.2 Segregation of Funds

Subject to the exercise by Harvest Energy Trust or ExchangeCo of any of the Call Rights, Harvest Energy Trust will cause Harvest to, from time to time, deposit a sufficient amount of funds in a separate account and segregate a sufficient amount of such assets and other property as is necessary to enable Harvest to pay or otherwise satisfy the applicable dividends, Liquidation Amount, Retraction Price or Redemption Price, in each case for the benefit of holders from time to time of the Exchangeable Shares, and Harvest will use such funds, assets and other property so segregated exclusively for the payment of dividends and the payment or other satisfaction of the

Liquidation Amount, the Retraction Price or the Redemption Price, as applicable, net of any corresponding withholding tax obligations and for the remittance of such withholding tax obligations.

2.3 Notification of Certain Events

In order to assist Harvest Energy Trust and ExchangeCo to comply with their respective obligations hereunder, Harvest will give Harvest Energy Trust and ExchangeCo notice of each of the following events at the time set forth below:

(a) immediately, in the event of any determination by the Board of Directors of Harvest to take any action which would require a vote of the holders of Exchangeable Shares for approval;

(b) immediately, upon the earlier of: (i) receipt by Harvest of notice of; and (ii) Harvest otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Harvest or to effect any other distribution of the assets of Harvest among its shareholders for the purpose of winding-up its affairs;

(c) immediately, upon receipt by Harvest of a Retraction Request;

(d) at least 90 days prior to any Redemption Date;

(e) as soon as practicable upon the issuance by Harvest of any Exchangeable Shares or any rights to acquire same; and

(f) in the event of any determination by the Board of Directors of Harvest to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Harvest or to effect any other distribution of the assets of Harvest among its shareholders for the purpose of winding-up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution.

2.4 Delivery of Harvest Trust Units

In furtherance of its obligations hereunder, upon notice of any event which requires Harvest to cause to be delivered Harvest Trust Units to any holder of Exchangeable Shares, subject to the exercise by Harvest Energy Trust or ExchangeCo of any of the Call Rights, Harvest Energy Trust shall forthwith issue and deliver the requisite Harvest Trust Units to or to the order of the former holder of the surrendered Exchangeable Shares, as Harvest shall direct. All such Harvest Trust Units shall be free and clear of any lien, claim, encumbrance, security interest or adverse claim or interest.

2.5 Qualification of Harvest Trust Units

Harvest Energy Trust covenants that if any Harvest Trust Units (or other securities into which Harvest Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder (including for greater certainty, in payment of or pursuant to, as applicable, the Liquidation Amount, the Retraction Price, the Redemption Price, the Liquidation Call Right, the Retraction Call Right, the Redemption Call Right, the Exchange Rights or the Automatic Exchange Rights) (as that term is defined in the Voting and Exchange Trust Agreement)), require registration or qualification with or approval of or the filing of any document including any prospectus or similar document, the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority, or the fulfilment of any other legal requirement (collectively, the "Applicable Laws") before such securities (or other securities into which Harvest Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) may be delivered by Harvest Energy Trust or ExchangeCo to the initial holder thereof (other than Harvest) or in order that such securities may be freely traded thereafter (other than any restrictions on transfer by reason of a holder being a "control person" of Harvest Energy Trust for purposes of Canadian federal or provincial securities law), Harvest Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause

such Harvest Trust Units (or other securities into which Harvest Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be and remain duly registered, qualified or approved. Harvest Energy Trust and ExchangeCo represent and warrant that they have in good faith taken all actions and done all things as are necessary under Applicable Laws as they exist on the date hereof to cause the Harvest Trust Units (or other securities into which Harvest Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be issued and delivered hereunder to be freely tradeable thereafter (other than restrictions on transfer by reason of a holder being a "control person" of Harvest Energy Trust for the purposes of Canadian federal and provincial securities law). Harvest Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary to cause all Harvest Trust Units (or other securities into which Harvest Trust Units may be reclassified or changed as contemplated by Section 2.6 hereof) to be delivered hereunder to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchange or quotation system on which such securities are principally listed, quoted or posted for trading at such time.

2.6 Equivalence

(a) Harvest Energy Trust will not:

(i) issue or distribute additional Harvest Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Harvest Trust Units) to the holders of all or substantially all of the then outstanding Harvest Trust Units by way of stock distribution or other distribution, other than an issue of Harvest Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Harvest Trust Units) to holders of Harvest Trust Units who exercise an option to receive distributions in Harvest Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Harvest Trust Units) in lieu of receiving cash distributions;

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Harvest Trust Units entitling them to subscribe for or to purchase Harvest Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Harvest Trust Units);

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Harvest Trust Units:

(A) securities of Harvest Energy Trust of any class other than Harvest Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Harvest Trust Units);

(B) rights, options or warrants other than those referred to in Section 2.6(a)(ii) above;

(C) evidences of indebtedness of Harvest Energy Trust; or

(D) assets of Harvest Energy Trust other than Distributions which result in an adjustment to the Exchange Ratio;

(iv) subdivide, redivide or change the then outstanding Harvest Trust Units into a greater number of Harvest Trust Units; or

(v) reduce, combine or consolidate or change the then outstanding Harvest Trust Units into a lesser number of Harvest Trust Units; or

(vi) reclassify or otherwise change the rights, privileges or other terms of the Harvest Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Harvest Trust Units;

unless

(vii) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(viii) it has received the prior written approval of Harvest and the holders of the Exchangeable Shares.

(b) Harvest Energy Trust will ensure that the record date for any event referred to in section 2.6(a) above, or (if no record date is applicable for such event) the effective date for any such event, is not less than 10 Business Days after the date on which such event is declared or announced by Harvest Energy Trust (with simultaneous notice thereof to be given by Harvest Energy Trust to Harvest).

2.7 Tender Offers, Etc.

In the event that a take-over bid or similar transaction with respect to Harvest Trust Units (a "Bid") is proposed by Harvest Energy Trust or is proposed to Harvest Energy Trust or the holders of Harvest Trust Units, and is recommended by the Board of Directors of Harvest or is otherwise effected or to be effected with the consent or approval of the Board of Directors of Harvest, Harvest Energy Trust or Harvest or both shall, in good faith, use reasonable efforts to take all such actions and do all such things as are necessary or desirable to enable and permit holders of Exchangeable Shares to participate in such Bid to the same extent and on an economically equivalent basis as the holders of Harvest Trust Units, without discrimination, including, without limiting the generality of the foregoing, Harvest Energy Trust or Harvest or both will use its good faith efforts expeditiously to (and shall, in the case of a transaction proposed by Harvest Energy Trust or Harvest or both or where Harvest Energy Trust or Harvest or both is a participant in the negotiation thereof) ensure that holders of Exchangeable Shares may participate in all such Bids without being required to retract Exchangeable Shares as against Harvest (or, if so required, to ensure that any such retraction shall be effective only upon, and shall be conditional upon, the closing of the Bid and only to the extent necessary to tender or deposit to the Bid).

2.8 Ownership of Outstanding Shares

Harvest Energy Trust covenants and agrees that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Harvest Energy Trust, ExchangeCo or any of their respective affiliates, Harvest Energy Trust will, unless approval to do otherwise is obtained in accordance with Section 10.2 of the Share Provisions from the holders of the Exchangeable Shares, be and remain the direct or indirect beneficial owner of more than 50% of all issued and outstanding voting securities of Harvest.

2.9 Harvest Energy Trust and ExchangeCo Not to Vote Exchangeable Shares

Harvest Energy Trust and ExchangeCo covenant and agree that they will appoint and cause to be appointed proxy holders with respect to all Exchangeable Shares held by Harvest Energy Trust, ExchangeCo or any of their respective affiliates for the sole purpose of attending each meeting of holders of Exchangeable Shares in order to be counted as part of the quorum for each such meeting. Harvest Energy Trust and ExchangeCo further covenant and agree that they will not, and will cause their respective affiliates not to, exercise any voting rights which may be exercisable by holders of Exchangeable Shares from time to time pursuant to the Share Provisions or pursuant to the provisions of the Act with respect to any Exchangeable Shares held by them or by their respective affiliates in respect of any matter considered at any meeting of holders of Exchangeable Shares.

2.10 Due Performance

On and after the Effective Date, Harvest Energy Trust and ExchangeCo shall duly and timely perform all of their obligations under the Share Provisions.

2.11 No Specified Financial Institution

On and after the effective date hereof and until Harvest no longer has any Exchangeable Shares issued and outstanding, neither Harvest Energy Trust nor ExchangeCo nor any of its Affiliates will be a "specified financial institution" as that term is defined in the *Income Tax Act* (Canada).

2.12 Exercise of Call Rights

Harvest Energy Trust and ExchangeCo covenant and agree that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than Harvest Energy Trust, ExchangeCo or any of their respective affiliates, Harvest Energy Trust and ExchangeCo will formulate and implement a policy respecting whether Harvest Energy Trust and ExchangeCo or either of them will exercise any of the Call Rights.

ARTICLE 3
HARVEST ENERGY TRUST SUCCESSORS

3.1 Certain Requirements in Respect of Combination, etc.

Harvest Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, and may do so if:

(a) such other person or continuing entity (herein called the "Harvest Energy Trust Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Harvest Energy Trust Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Harvest Energy Trust Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Harvest Energy Trust under this Agreement; and

(b) such transaction shall be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder.

3.2 Vesting of Powers in Successor

Whenever the conditions of Section 3.1 have been duly observed and performed, the Harvest Energy Trust Successor, ExchangeCo and Harvest shall, if required by Section 3.1, execute and deliver the supplemental agreement provided for in Section 3.1(a) and thereupon Harvest Energy Trust Successor shall possess and from time to time may exercise each and every right and power of Harvest Energy Trust under this agreement in the name of Harvest Energy Trust or otherwise and any act or proceeding by any provision of this agreement required to be done or performed by the Board of Directors of Harvest or any officers of Harvest on behalf of Harvest Energy Trust may be done and performed with like force and effect by the directors or officers (or other agents or governing body) of such Harvest Energy Trust Successor.

3.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Harvest Energy Trust with or into Harvest Energy Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Harvest Energy Trust provided that all of the assets of such subsidiary are transferred to Harvest Energy Trust or another wholly-owned direct or indirect subsidiary of Harvest Energy Trust and any such transactions are expressly permitted by this Article 3.

ARTICLE 4
GENERAL

4.1 Term

This agreement shall come into force and be effective as of the date hereof and shall terminate and be of no further force and effect at such time as no Exchangeable Shares (or securities or rights convertible into or

exchangeable for or carrying rights to acquire Exchangeable Shares) are held by any party other than Harvest Energy Trust, ExchangeCo or any of their respective Subsidiaries or affiliates.

4.2 Changes in Capital of Harvest Energy Trust and Harvest

Notwithstanding the provisions of section 4.4 hereof, at all times after the occurrence of any event effected pursuant to section 2.6 or 2.7 hereof, as a result of which either Harvest Trust Units or the Exchangeable Shares or both are in any way changed, this agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, mutatis mutandis, to all new securities into which Harvest Trust Units or the Exchangeable Shares or both are so changed, and the parties hereto shall as soon as possible execute and deliver an agreement in writing giving effect to and evidencing such necessary amendments and modifications.

4.3 Severability

If any provision of this agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this agreement shall not in any way be affected or impaired thereby and this agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

4.4 Amendments, Modifications, Etc.

This agreement may not be amended, modified or waived except by an agreement in writing executed by Harvest Energy Trust, ExchangeCo and Harvest and approved by the holders of the Exchangeable Shares in accordance with Section 10.2 of the Share Provisions.

4.5 Amendments

Notwithstanding the provisions of Section 4.4, the parties to this agreement may in writing, at any time and from time to time, without the approval of the holders of the Exchangeable Shares, amend or modify this agreement for the purposes of:

(a) adding to the covenants of Harvest Energy Trust, ExchangeCo, Harvest or any combination of them for the protection of the holders of the Exchangeable Shares provided that the Board of Directors of ExchangeCo, the Board of Directors of Harvest, the Trustee and the Trustee's counsel are of the opinion that such additions are not prejudicial to the interests of the holders of the Exchangeable Shares;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of Harvest and ExchangeCo and in the opinion of the Trustee, having in mind the best interests of the holders of Exchangeable Shares, it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the holders of Exchangeable Shares; or

(c) making such amendments or modifications which are required for the purpose of curing or correcting any ambiguity, defect, inconsistent provision, clerical omission, mistake or manifest error; provided that the Board of Directors of ExchangeCo, the Board of Directors of Harvest, the Trustee and the Trustee's counsel are of the opinion that such amendments or modifications will not be prejudicial to the interests of the holders of the Exchangeable Shares.

4.6 Meeting to Consider Amendments

Harvest, at the request of Harvest Energy Trust, ExchangeCo, or any combination of them, shall call a meeting or meetings of the holders of the Exchangeable Shares for the purpose of considering any proposed amendment or modification requiring approval of such shareholders. Any such meeting or meetings shall be called and held in accordance with the by-laws of Harvest, the Share Provisions and all Applicable Laws.

4.7 Amendments Only in Writing

No amendment to or modification or waiver of any of the provisions of this agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto.

4.8 Enurement

This agreement shall be binding upon and inure to the benefit of the parties hereto and the holders, from time to time, of Exchangeable Shares and each of their respective heirs, successors and assigns.

4.9 Notices to Parties

All notices and other communications between the parties shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for either such party as shall be specified in like notice):

(a) if to Harvest Energy Trust, Harvest or ExchangeCo to:

c/o Harvest Operations Corp.
1900, 330 – 4th Avenue S.W.
Calgary, Alberta
T2P 0L4

Attention: President and Chief Executive Officer
Telecopier No.: (403) 265-3490

if to the Trustee to:

Valiant Trust Company
710, 530 – 8th Avenue SW
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust Department
Telecopier No.: (403) 267-6598

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of confirmed receipt thereof, unless such day is not a Business Day, in which case it shall be deemed to have been given and received upon the immediately following Business Day.

4.10 Counterparts

This agreement may be executed in counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument.

4.11 Jurisdiction

This agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

4.12 Successor to Trustee

Any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

4.13 Attornment

Each of Harvest Energy Trust, ExchangeCo, Harvest and the Trustee agrees that any action or proceeding arising out of or relating to this agreement may be instituted in the courts of the Province of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

4.14 Liability of the Trust

The parties hereto acknowledge that Harvest is entering into this agreement solely in its capacity as authorized attorney on behalf of Harvest Energy Trust and the obligations of Harvest Energy Trust hereunder shall not be personally binding upon the Trustee, Harvest or any holder of Harvest Trust Units and that any recourse against Harvest Energy Trust, the Trustee, Harvest or any holder of Harvest Trust Units in any manner in respect of any indebtedness, obligation or liability of Harvest Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of September 27, 2002 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this agreement to be signed by their respective officers thereunder duly authorized, all as of the date first written above.

HARVEST ENERGY TRUST,
by its authorized attorney,
Harvest Operations Corp.

By: ______________________
Name:
Title:

HARVEST OPERATIONS CORP.

By: ______________________
Name:
Title:

HARVEST EXCHANGECO LTD.

By: ______________________
Name:
Title:

VALIANT TRUST COMPANY

By: ______________________
Name:
Title

By: ______________________
Name:
Title:

APPENDIX F -
VOTING AND EXCHANGE TRUST AGREEMENT

VOTING AND EXCHANGE TRUST AGREEMENT

MEMORANDUM OF AGREEMENT made as of the • day of June, 2004.

AMONG:

HARVEST ENERGY TRUST, a trust organized under the laws of Alberta (hereinafter referred to as "Harvest Energy Trust")

- and -

HARVEST OPERATIONS CORP., a corporation incorporated under the laws of Alberta (hereinafter referred to as "Harvest")

- and –

HARVEST EXCHANGECO LTD., a corporation incorporated under the laws of Alberta (hereinafter referred to as "ExchangeCo")

- and -

VALIANT TRUST COMPANY, a trust company incorporated under the laws of Canada (hereinafter referred to as "Trustee")

WHEREAS pursuant to an arrangement agreement dated as of April 18, 2004 among Harvest Energy Trust, Harvest, Storm Energy Ltd. and Storm Exploration Ltd. (such agreement, as it may be amended or restated, is hereafter referred to as the "Arrangement Agreement"), the parties agreed that on the Effective Date (as defined in the Arrangement Agreement) the parties would execute and deliver a voting and exchange trust agreement which would govern the relationship among the parties as it related to the issuance and existence of exchangeable shares (the "Exchangeable Shares") in the capital of Harvest, which were issued pursuant to the Arrangement;

AND WHEREAS the articles of Harvest set forth the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares;

AND WHEREAS the parties hereto have agreed to enter into this Agreement in order to give effect to those exchange rights;

NOW THEREFORE in consideration of the respective covenants and agreements provided in this Agreement and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, the following terms shall have the following meanings:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**Affiliate**" has the meaning given to that term in the Securities Act;

"**Aggregate Equivalent Vote Amount**" means, with respect to any matter, proposition or question on which Harvest Unitholders are entitled to vote, consent or otherwise act, the number of Exchangeable Shares issued and outstanding and held by Beneficiaries;

"**Automatic Exchange Rights**" means the benefit of the obligation of Harvest Energy Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Harvest Trust Units as defined in Section 5.12(c);

"**Beneficiary Votes**" has the meaning given to that term in Section 4.2;

"**Beneficiaries**" means the registered holders from time to time of Exchangeable Shares, other than Harvest Energy Trust and ExchangeCo;

"**Board of Directors**" means the Board of Directors of Harvest from time to time;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Rights**" has the meaning given to that term in the Share Provisions;

"**Current Market Price**" has the meaning given to that term in the Share Provisions;

"**Exchange Ratio**" has the meaning given to that term in the Share Provisions;

"**Exchange Rights**" has the meaning given to that term in Section 5.1(a);

"**Exchangeable Shares**" means the non-voting exchangeable shares of Harvest, having the rights, privileges, restrictions and conditions set out in the Share Provisions;

"**Harvest**" means Harvest Operations Corp., the corporation resulting from the amalgamation of Harvest Operations and Storm Energy Ltd. pursuant to the Plan of Arrangement;

"**Harvest Consent**" has the meaning given to that term in Section 4.2;

"**Harvest Meeting**" has the meaning given to that term in Section 4.2;

"**Harvest Trust Units**" means the trust units of Harvest Energy Trust as constituted on the date hereof;

"**Harvest Unitholders**" means the registered holders of Harvest Trust Units from time to time;

"**Harvest Liquidation Event**" has the meaning given to that term in Section 5.12(b);

"**Harvest Liquidation Event Effective Date**" has the meaning given to that term in Section 5.12(c);

"**Harvest Successor**" has the meaning given to that term in Section 10.1(a);

"**Indemnified Parties**" has the meaning given to that term in Section 8.1;

"**Insolvency Event**" means the institution by Harvest of any proceeding to be adjudicated a bankrupt or insolvent or to be wound up, or the consent of Harvest to the institution of bankruptcy, insolvency, dissolution or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by Harvest to contest in good faith any such proceedings commenced in respect of Harvest within 15 days of becoming aware thereof, or the consent by Harvest to the filing of any such petition or to the appointment of a receiver, or the making by Harvest of a general

assignment for the benefit of creditors, or the admission in writing by Harvest of its inability to pay its debts generally as they become due, or Harvest not being permitted, pursuant to solvency requirements of applicable law, to redeem any Retracted Shares pursuant to Section 4.6 of the Share Provisions;

"**Liquidation Call Right**" has the meaning given to that term in the Share Provisions;

"**List**" has the meaning given to that term in Section 4.6;

"**Officer's Certificate**" means, with respect to Harvest, a certificate signed by any officer or director of Harvest.

"**person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, government body, syndicate or other entity, whether or not having legal status;

"**Plan of Arrangement**" means the Plan of Arrangement substantially in the form set out in Schedule A to the Arrangement Agreement as amended or supplemented from time to time;

"**Redemption Call Right**" has the meaning given to that term in the Share Provisions;

"**Retracted Shares**" has the meaning given to that term in Section 5.7;

"**Retraction Call Right**" has the meaning given to that term in the Share Provisions;

"**Securities Act**" means the *Securities Act* (Alberta), as amended;

"**Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares, all as set forth in the articles of Harvest dated the date hereof;

"**Special Voting Unit**" means the one special voting unit of Harvest Energy Trust, issued by Harvest Energy Trust to and deposited with the Trustee, which entitles the holders of record of Exchangeable Shares who are Beneficiaries to a number of votes at meetings of Harvest Unitholders equal to the Aggregate Equivalent Vote Amount;

"**Support Agreement**" means that certain support agreement made as of even date herewith among Harvest Energy Trust, Harvest, ExchangeCo and the Trustee;

"**Trust**" means the trust created by this Agreement;

"**Trust Estate**" means the Voting Rights, the Exchange Rights, the Automatic Exchange Rights and any money or other property which may be held by the Trustee from time to time pursuant to this Agreement;

"**Trustee**" means Valiant Trust Company and, subject to the provisions of Article 9, includes any successor trustee; and

"**Voting Rights**" means the voting rights attached to the Special Voting Unit.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter referred to the specified Article or Section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

1.3 Number, Gender, etc.

Words importing the singular number only shall include the plural and vice versa. Words importing any gender shall include all genders.

1.4 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day.

ARTICLE 2
PURPOSE OF AGREEMENT

2.1 Establishment of Trust

The purpose of this Agreement is to create the Trust for the benefit of the Beneficiaries, as herein provided. The Trustee will hold the Voting Rights and the Exchange Rights and the Automatic Exchange Rights in order to enable the Trustee to exercise such rights, in each case as trustee for and on behalf of the Beneficiaries as provided in this Agreement.

ARTICLE 3
SPECIAL VOTING UNIT

3.1 Issuance and Ownership of the Special Voting Unit

Harvest Energy Trust has issued to and has deposited with the Trustee the Special Voting Unit to be hereafter held of record by the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries and in accordance with the provisions of this Agreement. Harvest Energy Trust hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the issuance of the Special Voting Unit by Harvest Energy Trust to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Special Voting Unit and shall be entitled to exercise all of the rights and powers of an owner with respect to the Special Voting Unit, provided that the Trustee shall:

(a) hold the Special Voting Unit and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(b) except as specifically authorized by this agreement, have no power or authority to sell, transfer, vote or otherwise deal in or with the Special Voting Unit, and the Special Voting Unit shall not be used or disposed of by the Trustee for any purpose other than the purposes for which this Trust is created pursuant to this Agreement.

3.2 Legended Share Certificates

Harvest will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of their right to instruct the Trustee with respect to the exercise of the Voting Rights with respect to the Exchangeable Shares held by a Beneficiary.

3.3 Safe Keeping of Certificate

The certificate representing the Special Voting Unit shall at all times be held in safe keeping by the Trustee or its agent.

ARTICLE 4
EXERCISE OF VOTING RIGHTS

4.1 Voting Rights

The Trustee, as the holder of record of the Special Voting Unit, shall be entitled to all of the Voting Rights, including the right to consent to or to vote in person or by proxy the Special Voting Unit, on any matter, question or proposition whatsoever that may properly come before the Harvest Unitholders at a Harvest Meeting or in connection with a Harvest Consent (in each case, as hereinafter defined). The Voting Rights shall be and remain vested in and exercised by the Trustee. Subject to Section 6.15 hereof, the Trustee shall exercise the Voting Rights only on the basis of instructions received pursuant to this Article 4 from Beneficiaries entitled to instruct the Trustee as to the voting thereof at the time at which a Harvest Consent is sought or a Harvest Meeting is held. To the extent that no instructions are received from a Beneficiary with respect to the Voting Rights to which such Beneficiary is entitled, the Trustee shall not exercise or permit the exercise of such Beneficiary's Voting Rights.

4.2 Number of Votes

With respect to all meetings of Harvest Unitholders at which Beneficiaries of Harvest Energy Trust Units are entitled to vote (a "Harvest Meeting") and with respect to all written consents sought by Harvest from Harvest Unitholders (a "Harvest Consent"), each Beneficiary shall be entitled to instruct the Trustee to cast and exercise, in the manner instructed, one vote for each Exchangeable Share owned of record by such Beneficiary on the record date established by Harvest or by applicable law for such Harvest Meeting or Harvest Consent, as the case may be, (the "Beneficiary Votes") in respect of each matter, question or proposition to be voted on at such Harvest Meeting or to be consented to in connection with such Harvest Consent.

4.3 Mailings to Unitholders

With respect to each Harvest Meeting and Harvest Consent, the Trustee will mail or cause to be mailed (or otherwise communicate in the same manner as Harvest utilizes in communications to Harvest Unitholders, subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each of the Beneficiaries named in the List on the same day as the initial mailing or notice (or other communication) with respect thereto is given by Harvest Energy Trust to Harvest Unitholders:

(a) a copy of such notice, together with any proxy or information statement and related materials (but excluding proxies to vote Harvest Trust Units) to be provided to Harvest Unitholders;

(b) a statement that such Beneficiary is entitled to instruct the Trustee as to the exercise of the Beneficiary Votes with respect to such Harvest Meeting or Harvest Consent, as the case may be, or, pursuant to Section 4.7 hereof, to attend such Harvest Meeting and to exercise personally the Beneficiary Votes thereat;

(c) a statement as to the manner in which such instructions may be given to the Trustee, including an express indication that instructions may be given to the Trustee to give:

    (i) a proxy to such Beneficiary or such Beneficiary's designee to exercise personally the Beneficiary Votes; or

    (ii) a proxy to a designated agent or other representative of the management of Harvest Energy Trust to exercise such Beneficiary Votes;

(d) a statement that if no such instructions are received from the Beneficiary, the Beneficiary Votes to which such Beneficiary is entitled will not be exercised;

(e) a form of direction whereby the Beneficiary may so direct and instruct the Trustee as contemplated herein; and

(f) a statement of (i) the time and date by which such instructions must be received by the Trustee in order to be binding upon it, which in the case of a Harvest Meeting shall not be earlier than 24 hours prior to such meeting, and (ii) the method for revoking or amending such instructions.

The materials referred to above are to be provided by Harvest Energy Trust to the Trustee, but shall be subject to review and comment by the Trustee.

For the purposes of determining Beneficiary Votes to which a Beneficiary is entitled in respect of any such Harvest Meeting or Harvest Consent, the number of Exchangeable Shares owned as of record by the Beneficiary shall be determined at the close of business on the record date established by Harvest Energy Trust or by applicable law for purposes of determining Harvest Unitholders entitled to vote at such Harvest Meeting or to give written consent in connection with such Harvest Consent. Harvest Energy Trust will notify the Trustee in writing of any decision of the board of directors of Harvest with respect to the calling of any such Harvest Meeting or the seeking of such Harvest Consent and shall provide all necessary information and materials to the Trustee in each case promptly and in any event in sufficient time to enable the Trustee to perform its obligations contemplated by this Section 4.3.

4.4 Copies of Unitholder Information

Harvest Energy Trust will deliver to the Trustee copies of all proxy materials, (including notices of Harvest Meetings, but excluding proxies to vote Harvest Trust Units), information statements, reports (including without limitation all interim and annual financial statements) and other written communications that are to be distributed from time to time to Harvest Unitholders in sufficient quantities and in sufficient time so as to enable the Trustee to send those materials to each Beneficiary at the same time as such materials are first sent to Harvest Unitholders. The Trustee will mail or otherwise send to each Beneficiary, at the expense of Harvest Energy Trust, copies of all such materials (and all materials specifically directed to the Beneficiaries or to the Trustee for the benefit of the Beneficiaries by Harvest Energy Trust) received by the Trustee from Harvest Energy Trust at the same time as such materials are first sent to Harvest Unitholders. The Trustee will make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.5 Other Materials

Immediately after receipt by Harvest Energy Trust or any Harvest Unitholders of any material sent or given generally to the Harvest Unitholders by or on behalf of a third party, including without limitation dissident proxy and information circulars (and related information and material) and tender and exchange offer circulars (and related information and material), Harvest Energy Trust shall use its reasonable efforts to obtain and deliver to the Trustee copies thereof in sufficient quantities so as to enable the Trustee to forward such material (unless the same has been provided directly to Beneficiaries by such third party) to each Beneficiary as soon as possible thereafter. As soon as practicable after receipt thereof, the Trustee will mail or otherwise send to each Beneficiary, at the expense of Harvest Energy Trust, copies of all such materials received by the Trustee from Harvest Energy Trust. The Trustee will also make copies of all such materials available for inspection by any Beneficiary at the Trustee's principal transfer office in the cities of Calgary and Toronto.

4.6 List of Persons Entitled to Vote

Harvest shall: (i) prior to each annual, general or special Harvest Meeting or the seeking of any Harvest Consent and (ii) forthwith upon each request made at any time by the Trustee in writing, prepare or cause to be prepared a list (a "List") of the names and addresses of the Beneficiaries arranged in alphabetical order and showing the number of Exchangeable Shares held of record by each such Beneficiary, in each case at the close of business on the date specified by the Trustee in such request or, in the case of a List prepared in connection with Harvest Meeting or a Harvest Consent, at the close of business on the record date established by Harvest Energy Trust or pursuant to applicable law for determining the Harvest Unitholders entitled to receive notice of and/or to vote at such Harvest Meeting or to give consent in connection with such Harvest Consent. Each such List shall be delivered to the Trustee promptly after receipt by AcquisitionCo of such request on the record date for such meeting or seeking of consent, as the case may be, and in any event within sufficient time as to enable the Trustee to perform

its obligations under this agreement. Harvest Energy Trust agrees to give Harvest written notice (with a copy to the Trustee) of the calling of any Harvest Meeting or the seeking of any Harvest Consent, together with the record dates therefor, sufficiently prior to the date of the calling of such meeting or seeking of such consent so as to enable Harvest to perform its obligations under this Section 4.6

4.7 Entitlement to Direct Votes

Any Beneficiary named in a List prepared in connection with any Harvest Meeting or any Harvest Consent will be entitled: (i) to instruct the Trustee in the manner described in Section 4.3 hereof with respect to the exercise of the Beneficiary Votes to which such Beneficiary is entitled; or (ii) to attend such meeting and personally to exercise thereat (or to exercise with respect to any written consent), as the proxy of the Trustee, the Beneficiary Votes to which such Beneficiary is entitled.

4.8 Voting by Trustee, and Attendance of Trustee Representative, at Meeting

(a) In connection with each Harvest Meeting and Harvest Consent, the Trustee shall exercise, either in person or by proxy, in accordance with the instructions received from a Beneficiary pursuant to Section 4.3 hereof, the Beneficiary Votes as to which such Beneficiary is entitled to direct the vote (or any lesser number thereof as may be set forth in the instructions); provided, however, that such written instructions are received by the Trustee from the Beneficiary prior to the time and date fixed by it for receipt of such instructions in the notice given by the Trustee to the Beneficiary pursuant to section 4.3 hereof;

(b) The Trustee shall cause such representatives as are empowered by it to sign and deliver, on behalf of the Trustee, proxies for Voting Rights to attend each Harvest Meeting. Upon submission by a Beneficiary (or its designee) of identification satisfactory to the Trustee's representatives, and at the Beneficiary's request, such representatives shall sign and deliver to such Beneficiary (or its designee) a proxy to exercise personally the Beneficiary Votes as to which such Beneficiary is otherwise entitled hereunder to direct the vote, if such Beneficiary either:

  (i) has not previously given the Trustee instructions pursuant to Section 4.3 hereof in respect of such meeting; or

  (ii) submits to the Trustee's representatives written revocation of any such previous instructions.

At such meeting, the Beneficiary exercising such Beneficiary Votes shall have the same rights as the Trustee to speak at the meeting in respect of any matter, question or proposition, to vote by way of ballot at the meeting in respect of any matter, question or proposition and to vote at such meeting by way of a show of hands in respect of any matter, question or proposition.

4.9 Distribution of Written Materials

Any written materials to be distributed by the Trustee to the Beneficiaries pursuant to this Agreement shall be delivered or sent by mail (or otherwise communicated in the same manner as Harvest Energy Trust utilizes in communications to Harvest Unitholders subject to the Trustee's ability to provide this method of communication and upon being advised in writing of such method) to each Beneficiary at its address as shown on the books of Harvest. Harvest shall provide or cause to be provided to the Trustee for this purpose, on a timely basis and without charge or other expense:

(a) current lists of the Beneficiaries; and

(b) on the request of the Trustee, mailing labels to enable the Trustee to carry out its duties under this agreement.

The materials referred to above are to be provided by Harvest to the Trustee, but shall be subject to review and comment by the Trustee.

4.10 Termination of Voting Rights

Except as otherwise provided herein or in the Share Provisions, all of the rights of a Beneficiary with respect to the Beneficiary Votes exercisable in respect of the Exchangeable Shares held by such Beneficiary, including the right to instruct the Trustee as to the voting of or to vote personally such Beneficiary Votes, shall be deemed to be surrendered by the Beneficiary to Harvest Energy Trust, and such Beneficiary Votes and the Voting Rights represented thereby shall cease immediately, upon the delivery by such Beneficiary to the Trustee of the certificates representing such Exchangeable Shares in connection with the exercise by the Beneficiary of the Exchange Rights or the occurrence of the Automatic Exchange Rights (unless in any case Harvest Energy Trust or ExchangeCo shall not have delivered the consideration deliverable in exchange therefor to the Trustee for delivery to the Beneficiaries), or upon the redemption of Exchangeable Shares pursuant to Article 4 or Article 5 of the Share Provisions, or upon the effective date of the liquidation, dissolution or winding-up of Harvest or any other distribution of the assets of Harvest among its shareholders for the purpose of winding up its affairs pursuant to Article 6 of the Share Provisions, or upon the purchase of Exchangeable Shares from the Beneficiary thereof by Harvest Energy Trust or ExchangeCo pursuant to the exercise by Harvest Energy Trust or ExchangeCo of the Retraction Call Right, the Redemption Call Right or the Liquidation Call Right.

ARTICLE 5
EXCHANGE RIGHTS AND AUTOMATIC EXCHANGE

5.1 Grant and Ownership of the Exchange Rights

Each of Harvest Energy Trust and ExchangeCo hereby grants to the Trustee as trustee for and on behalf of, and for the use and benefit of, the Beneficiaries:

(a) the right (the "Exchange Rights"), upon the occurrence and during the continuance of: (i) an Insolvency Event or (ii) circumstances in which Harvest Energy Trust and ExchangeCo may exercise any of the Call Rights but elect not to exercise such Call Rights (such event being referred to herein as an "Exchange Rights Trigger Event") to require Harvest Energy Trust or ExchangeCo to purchase from each or any Beneficiary all or any part of the Exchangeable Shares held by that Beneficiary; and

(b) the Automatic Exchange Rights,

all in accordance with the provisions of this Agreement. Each of Harvest Energy Trust and ExchangeCo hereby acknowledges receipt from the Trustee as trustee for and on behalf of the Beneficiaries of good and valuable consideration (and the adequacy thereof) for the grant of the Exchange Rights and the Automatic Exchange Rights by Harvest Energy Trust and ExchangeCo to the Trustee. During the term of the Trust and subject to the terms and conditions of this Agreement, the Trustee shall possess and be vested with full legal ownership of the Exchange Rights and the Automatic Exchange Rights and shall be entitled to exercise all of the rights and powers of an owner with respect to the Exchange Rights and the Automatic Exchange Rights, provided that the Trustee shall:

(c) hold the Exchange Rights and the Automatic Exchange Rights and the legal title thereto as trustee solely for the use and benefit of the Beneficiaries in accordance with the provisions of this Agreement; and

(d) except as specifically authorized by this Agreement, have no power or authority to exercise or otherwise deal in or with the Exchange Rights or the Automatic Exchange Rights, and the Trustee shall not exercise any such rights for any purpose other than the purposes for which the Trust is created pursuant to this Agreement.

5.2 Legended Share Certificates

Harvest will cause each certificate representing Exchangeable Shares to bear an appropriate legend notifying the Beneficiaries of:

(a) their right to instruct the Trustee with respect to the exercise of the Exchange Rights in respect of the Exchangeable Shares held by a Beneficiary; and

(b) the Automatic Exchange Rights.

5.3 General Exercise of Exchange Rights

The Exchange Rights shall be and remain vested in and exercisable by the Trustee. Subject to Section 6.15, the Trustee shall exercise the Exchange Rights only on the basis of instructions received pursuant to this Article 5 from Beneficiaries entitled to instruct the Trustee as to the exercise thereof. To the extent that no instructions are received from a Beneficiary with respect to the Exchange Rights, the Trustee shall not exercise or permit the exercise of the Exchange Rights.

5.4 Purchase Price

The purchase price payable by Harvest Energy Trust or ExchangeCo, as applicable, for each Exchangeable Share to be purchased by Harvest Energy Trust or ExchangeCo, as applicable, under the Exchange Rights shall be an amount per share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights (as provided for in Section 5.6) by the Current Market Price of a Harvest Trust Unit on the last Business Day prior to such date.

In connection with each exercise of the Exchange Rights, Harvest Energy Trust or ExchangeCo shall provide to the Trustee an Officer's Certificate setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Harvest Energy Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, a certificate or certificates representing that number of Harvest Trust Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) equal to the Exchange Ratio as at the last Business Day prior to the date of closing of the purchase and sale of such Exchangeable Shares under the Exchange Rights, such purchase price to be paid in accordance with Section 5.6 (but less any amounts withheld pursuant to Section 5.13). Upon payment by Harvest Energy Trust or ExchangeCo, as applicable, of such purchase price, the relevant Beneficiary shall cease to have any right to be paid any amount in respect of accrued and unpaid dividends (but not in respect of dividends which have been declared and are unpaid) on each such Exchangeable Share by Harvest.

5.5 Exercise Instructions

Subject to the terms and conditions herein set forth, a Beneficiary shall be entitled, upon the occurrence and during the continuance of an Exchange Rights Trigger Event, to instruct the Trustee to exercise the Exchange Rights with respect to all or any part of the Exchangeable Shares registered in the name of such Beneficiary on the books of Harvest. To cause the exercise of the Exchange Rights by the Trustee, the Beneficiary shall deliver to the Trustee, in person or by certified or registered mail, at its principal office in Calgary or Toronto or at such other places in Canada as the Trustee may from time to time designate by written notice to the Beneficiaries, the certificates representing the Exchangeable Shares which such Beneficiary desires Harvest Energy Trust or ExchangeCo to purchase, duly endorsed in blank for transfer, and accompanied by such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of Harvest and such additional documents and instruments as the Trustee, Harvest Energy Trust, ExchangeCo and Harvest may reasonably require, together with:

(a) a duly completed form of notice of exercise of the Exchange Rights, contained on the reverse of or attached to the Exchangeable Share certificates, stating: (i) that the Beneficiary thereby instructs the Trustee to exercise the Exchange Rights so as to require Harvest Energy Trust or ExchangeCo to purchase from the Beneficiary the number of Exchangeable Shares specified therein; (ii) that such Beneficiary has good title to and owns all such Exchangeable Shares to be acquired by Harvest Energy Trust or ExchangeCo, as applicable, free and clear of all liens, claims and encumbrances; (iii) the names in which the certificates

representing Harvest Trust Units issuable in connection with the exercise of the Exchange Rights are to be issued; and (iv) the names and addresses of the persons to whom such new certificates should be delivered; and

(b) payment (or evidence satisfactory to the Trustee, Harvest Energy Trust, ExchangeCo and Harvest of payment) of the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. If only a part of the Exchangeable Shares represented by any certificate or certificates delivered to the Trustee are to be purchased by Harvest Energy Trust or ExchangeCo under the Exchange Rights, a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of Harvest.

5.6 Delivery of Harvest Trust Units; Effect of Exercise

Promptly after the receipt of the certificates representing the Exchangeable Shares which the Beneficiary desires Harvest Energy Trust or ExchangeCo to purchase under the Exchange Rights, together with such documents and instruments of transfer and a duly completed form of notice of exercise of the Exchange Rights (and payment of taxes, if any, payable as contemplated by Section 5.8 or evidence thereof), duly endorsed for transfer to Harvest Energy Trust or ExchangeCo, as applicable, the Trustee shall notify Harvest Energy Trust, ExchangeCo and Harvest of its receipt of the same, which notice to Harvest Energy Trust, ExchangeCo and Harvest shall constitute exercise of the Exchange Rights by the Trustee on behalf of the holder of such Exchangeable Shares, and Harvest Energy Trust or ExchangeCo, as applicable, shall promptly thereafter deliver or cause to be delivered to the Trustee, for delivery to the holder of such Exchangeable Shares (or to such other persons, if any, properly designated by such holder) the number of Harvest Trust Units issuable in connection with the exercise of the Exchange Rights, provided, however, that no such delivery shall be made unless and until the Beneficiary requesting the same shall have paid (or provided evidence satisfactory to the Trustee, Harvest Energy Trust, ExchangeCo and Harvest of the payment of) the taxes (if any) payable as contemplated by Section 5.8 of this Agreement. Immediately upon the giving of notice by the Trustee to Harvest Energy Trust, ExchangeCo and Harvest of the exercise of the Exchange Rights as provided in this Section 5.6, the closing of the transaction of purchase and sale contemplated by the Exchange Rights shall be deemed to have occurred and the holder of such Exchangeable Shares shall be deemed to have transferred to Harvest Energy Trust or ExchangeCo, as determined by Harvest Energy Trust at the time, all of such holder's right, title and interest in and to such Exchangeable Shares and the related interest in the Trust Estate and shall cease to be a holder of such Exchangeable Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total purchase price therefor, unless the requisite number of Harvest Trust Units is not delivered by Harvest Energy Trust or ExchangeCo, as applicable, to the Trustee within three Business Days of the date of the giving of such notice by the Trustee, in which case the rights of the Beneficiary shall remain unaffected until such Harvest Trust Units are so delivered, by Harvest Energy Trust or ExchangeCo, as applicable; and (ii) the right to receive declared but unpaid dividends in respect of such Exchangeable Shares. Upon delivery to the Trustee of such Harvest Trust Units, the Trustee shall deliver such Harvest Trust Units to such Beneficiary (or to such other persons, if any, properly designated by such Beneficiary). Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Harvest Trust Units delivered to it pursuant to the Exchange Rights.

5.7 Exercise of Exchange Rights Subsequent to Retraction

In the event that a Beneficiary has exercised its right under Article 4 of the Share Provisions to require Harvest to redeem any or all of the Exchangeable Shares held by the Beneficiary (the "Retracted Shares") and is notified by Harvest pursuant to Section 4.6 of the Share Provisions that Harvest will not be permitted as a result of solvency requirements of applicable law to redeem all such Retracted Shares, and provided that neither Harvest Energy Trust nor ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares and that the Beneficiary has not revoked the retraction request delivered by the Beneficiary to Harvest pursuant to Section 4.1 of the Share Provisions and provided further that the Trustee has received written notice of same from Harvest Energy Trust, ExchangeCo or Harvest, the retraction request will constitute and will be deemed to constitute notice from the Beneficiary to the Trustee instructing the Trustee to exercise the Exchange Rights with respect to those Retracted Shares that Harvest is unable to redeem. In any such event, Harvest hereby agrees with the Trustee and in favour of the Beneficiary promptly to forward or cause to be forwarded to the Trustee all relevant materials delivered by the Beneficiary to Harvest or to the transfer agent of the Exchangeable Shares (including

without limitation, a copy of the retraction request delivered pursuant to Section 4.1 of the Share Provisions) in connection with such proposed redemption of the Retracted Shares and the Trustee will thereupon exercise the Exchange Rights with respect to the Retracted Shares that Harvest is not permitted to redeem and will require Harvest Energy Trust or ExchangeCo to purchase such shares in accordance with the provisions of this Article 5.

5.8 Stamp or Other Transfer Taxes

Upon any sale of Exchangeable Shares to Harvest Energy Trust or ExchangeCo pursuant to the Exchange Rights or the Automatic Exchange Rights, the certificate or certificates representing Harvest Trust Units to be delivered in connection with the payment of the total purchase price therefor shall be issued in the name of the Beneficiary of the Exchangeable Shares so sold or in such names as such Beneficiary may otherwise direct in writing without charge to the holder of the Exchangeable Shares so sold; provided, however, that such Beneficiary: (a) shall pay (and none of Harvest Energy Trust, ExchangeCo, Harvest or the Trustee shall be required to pay) any documentary, stamp, transfer or other taxes that may be payable in respect of any transfer involved in the issuance or delivery of such shares to a person other than such Beneficiary, or (b) shall have evidenced to the satisfaction of the Trustee, Harvest Energy Trust, ExchangeCo and Harvest that such taxes, if any, have been paid.

5.9 Notice of Insolvency Event, Call Rights not Exercised

As soon as practicable following the occurrence of either an Exchange Rights Trigger Event or any event that with the giving of notice or the passage of time would be an Exchange Rights Trigger Event, Harvest Energy Trust, ExchangeCo and Harvest shall give written notice thereof to the Trustee. As soon as practicable following the receipt of notice from Harvest Energy Trust, ExchangeCo and Harvest of the occurrence of an Exchange Rights Trigger Event, or upon the Trustee becoming aware of an Exchange Rights Trigger Event, the Trustee will mail to each Beneficiary, at the expense of Harvest Energy Trust, a notice of such Exchange Rights Trigger Event in the form provided by Harvest Energy Trust, which notice shall contain a brief statement of the rights of the Beneficiaries with respect to the Exchange Rights.

5.10 Qualification of Harvest Trust Units

Harvest Energy Trust and ExchangeCo covenant that if any Harvest Trust Units to be issued and delivered pursuant to the Exchange Rights or the Automatic Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any governmental or regulatory authority under any Canadian, federal or provincial law or regulation or pursuant to the rules and regulations of any regulatory authority or the fulfillment of any other Canadian federal or provincial legal requirement before such securities may be issued and delivered by or on behalf of Harvest Energy Trust or ExchangeCo to the initial holder thereof or in order that such securities may be freely traded thereafter (other than any restrictions of general application on transfer by reason of a holder being a "control person" of Harvest Energy Trust for purposes of Canadian provincial securities law), Harvest Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are necessary or desirable to cause such Harvest Trust Units to be and remain duly registered, qualified or approved. Harvest Energy Trust and ExchangeCo will in good faith expeditiously take all such actions and do all such things as are reasonably necessary or desirable to cause all Harvest Trust Units to be delivered pursuant to the Exchange Rights or the Automatic Exchange Rights to be listed, quoted or posted for trading on the Toronto Stock Exchange or such other stock exchanges or quotation systems on which outstanding Harvest Trust Units are then principally listed, quoted or posted for trading at such time.

5.11 Harvest Trust Units

Harvest Energy Trust and ExchangeCo hereby represent, warrant and covenant that the Harvest Trust Units issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance.

5.12 Automatic Exchange on Liquidation of Harvest Energy Trust

(a) Harvest Energy Trust will give the Trustee written notice of each of the following events at the time set forth below:

(i) in the event of any determination by the board of directors of Harvest to institute voluntary liquidation, dissolution or winding-up proceedings with respect to Harvest Energy Trust or to effect any other distribution of assets of Harvest Energy Trust among its unitholders for the purpose of winding up its affairs, at least 60 days prior to the proposed effective date of such liquidation, dissolution, winding-up or other distribution; and

(ii) as soon as practicable following the earlier of: (A) receipt by Harvest Energy Trust or Harvest of notice of; and (B) Harvest Energy Trust or Harvest otherwise becoming aware of, any threatened or instituted claim, suit, petition or other proceedings with respect to the involuntary liquidation, dissolution or winding-up of Harvest Energy Trust or to effect any other distribution of assets of Harvest Energy Trust among its unitholders for the purpose of winding up its affairs, in each case where Harvest Energy Trust has failed to contest in good faith any such proceeding commenced in respect of Harvest Energy Trust within 30 days of becoming aware thereof.

(b) As soon as practicable following receipt by the Trustee from Harvest Energy Trust of notice of any event (a "Harvest Liquidation Event") contemplated by Section 5.12(a)(i) or 5.12(a)(ii) above, the Trustee will give notice thereof, in the form provided by Harvest Energy Trust, to the Beneficiaries. Such notice shall include a brief description of the Automatic Exchange Rights.

(c) In order that the Beneficiaries will be able to participate on a pro rata basis with the holders of Harvest Trust Units in the distribution of assets of Harvest Energy Trust in connection with a Harvest Liquidation Event, on the fifth Business Day prior to the effective date (the "Harvest Liquidation Event Effective Date") of a Harvest Liquidation Event all of the then outstanding Exchangeable Shares shall be automatically exchanged for Harvest Trust Units (the benefit in favour of Beneficiaries of the obligation of Harvest Energy Trust and ExchangeCo to effect the automatic exchange of Exchangeable Shares for Harvest Trust Units as aforesaid is defined as the "Automatic Exchange Rights"). To effect such automatic exchange, Harvest Energy Trust or ExchangeCo shall purchase on the fifth Business Day prior to the Harvest Liquidation Event Effective Date each Exchangeable Share then outstanding and held by Beneficiaries, and each Beneficiary shall sell the Exchangeable Shares held by it at such time, for a purchase price per share determined by multiplying the Current Market Price of a Harvest Trust Unit on the sixth Business Day prior to the Harvest Liquidation Event Effective Date and the Exchange Ratio as at the sixth Business Day prior to the Harvest Liquidation Event Effective Date. Harvest Energy Trust or ExchangeCo shall provide the Trustee with an Officer's Certificate in connection with each automatic exchange setting forth the calculation of the purchase price for each Exchangeable Share. The purchase price for each such Exchangeable Share so purchased may be satisfied only by Harvest Energy Trust or ExchangeCo, as applicable, delivering or causing to be delivered to the Trustee, on behalf of the relevant Beneficiary, that number of Harvest Trust Units equal to the Exchange Ratio as at the sixth Business Day prior to the Harvest Liquidation Event Effective Date, such purchase price to be paid in accordance with Section 5.12(d) (but less any amounts withheld pursuant to Section 5.13).

(d) On the fifth Business Day prior to the Harvest Liquidation Event Effective Date:

(i) the closing of the transaction of purchase and sale contemplated by the automatic exchange of Exchangeable Shares for Harvest Trust Units shall be deemed to have occurred;

(ii) each Beneficiary shall be deemed to have transferred to Harvest Energy Trust or ExchangeCo, as determined by Harvest Energy Trust at that time, all of the Beneficiary's right, title and interest in and to such Beneficiary's Exchangeable Shares and the related interest in the Trust Estate;

(iii) any right of each such Beneficiary to receive declared and unpaid dividends from Harvest shall be deemed to be satisfied and discharged;

(iv) each such Beneficiary shall cease to be a holder of such Exchangeable Shares; and

(v) Harvest Energy Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Trustee on behalf of such Beneficiary the Harvest Trust Units issuable upon the automatic exchange of Exchangeable Shares for Harvest Trust Units.

(e) Concurrently with such Beneficiary ceasing to be a holder of Exchangeable Shares, the Beneficiary shall be considered and deemed for all purposes to be the holder of the Harvest Trust Units issued pursuant to the automatic exchange of Exchangeable Shares for Harvest Trust Units and the certificates held by the Beneficiary previously representing the Exchangeable Shares exchanged by the Beneficiary with Harvest Energy Trust or ExchangeCo, as applicable, pursuant to such automatic exchange shall thereafter be deemed to represent Harvest Trust Units issued to the Beneficiary pursuant to such automatic exchange. Upon the request of a Beneficiary and the surrender by the Beneficiary of Exchangeable Share certificates deemed to represent Harvest Trust Units, duly endorsed in blank and accompanied by such instruments of transfer as Harvest Energy Trust and ExchangeCo may reasonably require, Harvest Energy Trust or ExchangeCo, as applicable, shall deliver or cause to be delivered to the Beneficiary certificates representing Harvest Trust Units of which the Beneficiary is the holder.

5.13 Withholding Rights

Harvest Energy Trust, ExchangeCo and the Trustee shall be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any holder of Exchangeable Shares or Harvest Trust Units such amounts as Harvest Energy Trust, ExchangeCo or the Trustee is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case as amended or succeeded. The Trustee may act on the advice of counsel with respect to such matters. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes as having been paid to the holder of the shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, Harvest Energy Trust, ExchangeCo and the Trustee are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to Harvest Energy Trust, ExchangeCo or the Trustee, as the case may be, to enable it to comply with such deduction or withholding requirement and Harvest Energy Trust, ExchangeCo or the Trustee shall notify the holder thereof and remit to such holder any unapplied balance of the net proceeds of such sale.

5.14 Non-resident Holders

Notwithstanding anything contained in this Agreement, the obligation of Harvest Energy Trust or ExchangeCo to pay the purchase price for the Exchangeable Shares pursuant to the Exchange Rights or the Automatic Exchange Rights in respect of Exchangeable Shares held by a person whom the transfer agent of the Exchangeable Shares believes is a U.S. Person (as defined in the Share Provisions) or a resident of any foreign country, shall be satisfied by delivering the Harvest Trust Units which would have been received by the Trustee, on behalf of affected holder to the transfer agent and registrar for the Exchangeable Shares who shall sell such Harvest Trust Units on the stock exchange on which the Harvest Trust Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes).

5.15 No Fractional Entitlements

Notwithstanding anything contained in this Agreement, including without limitation Article 5, no Beneficiary (or the Trustee as trustee for and on behalf of, and for the use and benefit of a Beneficiary) shall be entitled to and Harvest Energy Trust and ExchangeCo will not deliver fractions of Harvest Trust Units. Where the application of the provisions of this Agreement, including, without limitation, Article 5, would otherwise result in a

Beneficiary (or the Trustee, on behalf of the Beneficiary) receiving a fraction of a Harvest Unit, the Beneficiary (or the Trustee on behalf of the Beneficiary) shall be entitled to receive the nearest whole number of Harvest Trust Units.

ARTICLE 6
CONCERNING THE TRUSTEE

6.1 Powers and Duties of the Trustee

The rights, powers, duties and authorities of the Trustee under this Agreement, in its capacity as Trustee of the Trust, shall include:

(a) receipt and deposit of the Special Voting Unit as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(b) delivery of proxies and distributing materials to Beneficiaries as provided in this Agreement;

(c) voting the Beneficiary Votes in accordance with the provisions of this Agreement;

(d) receiving the grant of the Exchange Rights and the Automatic Exchange Rights from Harvest Energy Trust and ExchangeCo as Trustee for and on behalf of the Beneficiaries in accordance with the provisions of this Agreement;

(e) exercising the Exchange Rights and enforcing the benefit of the Automatic Exchange Rights, in each case in accordance with the provisions of this Agreement, and in connection therewith receiving from Beneficiaries Exchangeable Shares and other requisite documents and distributing to such Beneficiaries Harvest Trust Units and cheques, if any, to which such Beneficiaries are entitled upon the exercise of the Exchange Rights or pursuant to the Automatic Exchange Rights, as the case may be;

(f) holding title to the Trust Estate;

(g) investing any moneys forming, from time to time, a part of the Trust Estate as provided in this Agreement;

(h) taking action on its own initiative or at the direction of a Beneficiary or Beneficiaries to enforce the obligations of Harvest Energy Trust, ExchangeCo and Harvest under this Agreement; and

(i) taking such other actions and doing such other things as are specifically provided in this Agreement.

In the exercise of such rights, powers, duties and authorities the Trustee shall have (and is granted) such incidental and additional rights, powers, duties and authority not in conflict with any of the provisions of this Agreement as the Trustee, acting in good faith and in the reasonable exercise of its discretion, may deem necessary, appropriate or desirable to effect the purpose of the Trust. Any exercise of such discretionary rights, powers, duties and authorities by the Trustee shall be final, conclusive and binding upon all persons.

The Trustee in exercising its rights, powers, duties and authorities hereunder shall act honestly and in good faith and with a view to the best interests of the Beneficiaries and shall exercise the care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The Trustee shall not be bound to give notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall be specifically required to do so under the terms hereof; nor shall the Trustee be required to take any notice of, or to do, or to take any act, action or proceeding as a result of any default or breach of any provision hereunder, unless and until notified in writing of such default or breach, which notices shall distinctly specify the default or breach desired to be brought to the attention of the Trustee, and in the absence of such notice the Trustee may for all purposes of this Agreement conclusively assume that no default or breach has

been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein.

6.2 No Conflict of Interest

The Trustee represents to Harvest Energy Trust, ExchangeCo and Harvest that at the date of execution and delivery of this Agreement there exists no material conflict of interest in the role of the Trustee as a fiduciary hereunder and the role of the Trustee in any other capacity. The Trustee shall, within 90 days after it becomes aware that such material conflict of interest exists, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Article 9. If, notwithstanding the foregoing provisions of this Section 6.2, the Trustee has such a material conflict of interest, the validity and enforceability of this Agreement shall not be affected in any manner whatsoever by reason only of the existence of such material conflict of interest. If the Trustee contravenes the foregoing provisions of this Section 6.2, any interested party may apply to the Court of Queen's Bench of Alberta for an order that the Trustee be replaced as Trustee hereunder.

6.3 Dealings with Transfer Agents, Registrars, etc.

Harvest Energy Trust, ExchangeCo and Harvest irrevocably authorize the Trustee, from time to time, to:

(a) consult, communicate and otherwise deal with the respective registrars and transfer agents, and with any such subsequent registrar or transfer agent, of the Exchangeable Shares and Harvest Trust Units; and

(b) requisition, from time to time: (i) from any such registrar or transfer agent any information readily available from the records maintained by it which the Trustee may reasonably require for the discharge of its duties and responsibilities under this Agreement; and (ii) from the transfer agent of Harvest Trust Units, and any subsequent transfer agent of such Harvest Trust Units, the Harvest Trust Unit certificates issuable upon the exercise from time to time of the Exchange Rights and pursuant to the Automatic Exchange Rights.

Harvest Energy Trust and Harvest irrevocably authorize their respective registrars and transfer agents to comply with all such requests. Harvest Energy Trust covenants that it will supply its transfer agent with duly executed trust unit certificates for the purpose of completing the exercise from time to time of the Exchange Rights and the Automatic Exchange Rights.

6.4 Books and Records

The Trustee shall keep available for inspection by Harvest Energy Trust, ExchangeCo and Harvest at the Trustee's principal office in Calgary correct and complete books and records of account relating to the Trust created by this Agreement, including without limitation, all relevant data relating to mailings and instructions to and from Beneficiaries and all transactions pursuant to the Special Voting Unit, the Exchange Rights and the Automatic Exchange Rights. On or before January 15, 2004, and on or before January 15th in every year thereafter, so long as this Agreement has not been terminated, the Trustee shall transmit to Harvest Energy Trust, ExchangeCo and Harvest a brief report, dated as of the preceding December 31st, with respect to:

(a) the property and funds comprising the Trust Estate as of that date;

(b) the number of exercises of the Exchange Rights, if any, and the aggregate number of Exchangeable Shares received by the Trustee on behalf of Beneficiaries in consideration of the issuance of Harvest Trust Units in connection with the Exchange Rights, during the calendar year ended on such December 31st; and

(c) any action taken by the Trustee in the performance of its duties under this Agreement which it had not previously reported and which, in the Trustee's opinion, materially affects the Trust Estate.

6.5 Income Tax Returns and Reports

The Trustee shall, to the extent necessary, prepare and file on behalf of the Trust appropriate Canadian income tax returns and any other returns or reports as may be required by applicable law or pursuant to the rules and regulations of any securities exchange or other trading system through which the Exchangeable Shares are traded. In connection therewith, the Trustee may obtain the advice and assistance of such experts or advisors as the Trustee considers necessary or advisable (who may be experts or advisors to Harvest Energy Trust, ExchangeCo and Harvest). If requested by the Trustee, Harvest Energy Trust, ExchangeCo and Harvest shall retain qualified experts or advisors for the purpose of providing such tax advice or assistance.

6.6 Indemnification Prior to Certain Actions by Trustee

The Trustee shall exercise any or all of the rights, duties, powers or authorities vested in it by this Agreement at the request, order or direction of any Beneficiary upon such Beneficiary furnishing to the Trustee reasonable funding, security or indemnity against the costs, expenses and liabilities which may be incurred by the Trustee therein or thereby, provided that no Beneficiary shall be obligated to furnish to the Trustee any such security or indemnity in connection with the exercise by the Trustee of any of its rights, duties, powers and authorities with respect to the Voting Rights pursuant to Article 4, subject to Section 6.15, and with respect to the Exchange Rights pursuant to Article 5, subject to Section 6.15, and with respect to the Automatic Exchange Rights pursuant to Article 5.

None of the provisions contained in this Agreement shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the exercise of any of its rights, powers, duties, or authorities unless funded, given security and indemnified as aforesaid.

6.7 Action of Beneficiaries

No Beneficiary shall have the right to institute any action, suit or proceeding or to exercise any other remedy authorized by this Agreement for the purpose of enforcing any of its rights or for the execution of any trust or power hereunder unless the Beneficiary has requested the Trustee to take or institute such action, suit or proceeding and furnished the Trustee with the funding, security or indemnity referred to in Section 6.6 and the Trustee shall have failed to act within a reasonable time thereafter. In such case, but not otherwise, the Beneficiary shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken; it being understood and intended that no one or more Beneficiaries shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by any such action, or to enforce any right hereunder or the Voting Rights, the Exchange Rights or the Automatic Exchange Rights except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted, had and maintained by the Trustee, except only as herein provided, and in any event for the equal benefit of all Beneficiaries.

6.8 Reliance Upon Declarations

The Trustee shall not be considered to be in contravention of any of its rights, powers, duties and authorities hereunder if, when required, it acts and relies in good faith upon statutory declarations, certificates, opinions or reports furnished pursuant to the provisions hereof or required by the Trustee to be furnished to it in the exercise of its rights, powers, duties and authorities hereunder if such statutory declarations, certificates, opinions or reports comply with the provisions of Section 6.9, if applicable, and with any other applicable provisions of this Agreement.

6.9 Evidence and Authority to Trustee

Harvest Energy Trust, ExchangeCo and/or Harvest shall furnish to the Trustee evidence of compliance with the conditions provided for in this Agreement relating to any action or step required or permitted to be taken by Harvest Energy Trust, ExchangeCo and/or Harvest or the Trustee under this Agreement or as a result of any obligation imposed under this Agreement, including, without limitation, in respect of the Voting Rights, the

Exchange Rights or the Automatic Exchange Rights and the taking of any other action to be taken by the Trustee at the request of or on the application of Harvest Energy Trust, ExchangeCo and/or Harvest promptly if and when:

(a) such evidence is required by any other Section of this Agreement to be furnished to the Trustee in accordance with the terms of this Section 6.9; or

(b) the Trustee, in the exercise of its rights, powers, duties and authorities under this Agreement, gives Harvest Energy Trust, ExchangeCo and/or Harvest written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice.

Such evidence shall consist of an Officer's Certificate of ExchangeCo and/or Harvest or a statutory declaration or a certificate made by persons entitled to sign an Officer's Certificate stating that any such condition has been complied with in accordance with the terms of this Agreement.

Whenever such evidence relates to a matter other than the Voting Rights, the Exchange Rights or the Automatic Exchange Rights or the taking of any other action to be taken by the Trustee at the request or on the application of Harvest Energy Trust, ExchangeCo and/or Harvest, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert or any other person whose qualifications give authority to a statement made by him, provided that if such report or opinion is furnished by a director, officer or employee of ExchangeCo and/or Harvest it shall be in the form of an Officer's Certificate or a statutory declaration.

Each statutory declaration, Officer's Certificate, opinion or report furnished to the Trustee as evidence of compliance with a condition provided for in this Agreement shall include a statement by the person giving the evidence:

(c) declaring that he or she has read and understands the provisions of this Agreement relating to the condition in question;

(d) describing the nature and scope of the examination or investigation upon which he or she based the statutory declaration, certificate, statement or opinion; and

(e) declaring that he or she has made such examination or investigation as he or she believes is necessary to enable him or her to make the statements or give the opinions contained or expressed therein.

6.10 Experts, Advisers and Agents

The Trustee may:

(a) in relation to these presents act and rely on the opinion or advice of or information obtained from any solicitor, attorney, auditor, accountant, appraiser, valuer, engineer or other expert, whether retained by the Trustee or by Harvest Energy Trust, ExchangeCo and/or Harvest or otherwise, and may retain or employ such assistants as may be necessary to the proper discharge of its powers and duties and determination of its rights hereunder and may pay proper and reasonable compensation for all such legal and other advice or assistance as aforesaid; and

(b) employ such agents and other assistants as it may reasonably require for the proper determination and discharge of its powers and duties hereunder, and may pay reasonable remuneration for all services performed for it (and shall be entitled to receive reasonable remuneration for all services performed by it) in the discharge of the trusts hereof and compensation for all disbursements, costs and expenses made or incurred by it in the discharge of its duties hereunder and in the management of the Trust.

6.11 Investment of Moneys Held by Trustee

Unless otherwise provided in this Agreement, any moneys held by or on behalf of the Trustee which under the terms of this Agreement may or ought to be invested or which may be on deposit with the Trustee

or which may be in the hands of the Trustee may be invested and reinvested in the name or under the control of the Trustee, in trust for Harvest, in securities in which, under the laws of the Province of Alberta, trustees are authorized to invest trust moneys, provided that such securities are stated to mature within two years after their purchase by the Trustee, and the Trustee shall so invest such moneys on the written direction of Harvest. Pending the investment of any moneys as hereinbefore provided, such moneys may be deposited in the name of the Trustee in any chartered bank in Canada (including an affiliate of the Trustee) or, with the consent of Harvest, in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or any province thereof at the rate of interest then current on similar deposits, and the Trustee shall be entitled to receive a fee from such bank, loan or trust company for so depositing such moneys.

6.12 Trustee Not Required to Give Security

The Trustee shall not be required to give any bond or security in respect of the execution of the trusts, rights, duties, powers and authorities of this Agreement or otherwise in respect of the premises.

6.13 Trustee Not Bound to Act on Request

Except as in this Agreement otherwise specifically provided, the Trustee shall not be bound to act in accordance with any direction or request of Harvest Energy Trust, ExchangeCo and/or Harvest or of the directors thereof until a duly authenticated copy of the instrument or resolution containing such direction or request shall have been delivered to the Trustee, and the Trustee shall be empowered to act upon any such copy purporting to be authenticated and believed by the Trustee to be genuine.

6.14 Authority to Carry on Business

The Trustee represents to Harvest Energy Trust, ExchangeCo and/or Harvest that at the date of execution and delivery by it of this Agreement it is authorized to carry on the business of a trust company in each of the Provinces of Canada but if, notwithstanding the provisions of this Section 6.14, it ceases to be so authorized to carry on business, the validity and enforceability of this Agreement and the Voting Rights, the Exchange Rights and the Automatic Exchange Rights shall not be affected in any manner whatsoever by reason only of such event but the Trustee shall, within 90 days after ceasing to be authorized to carry on the business of a trust company in any Province of Canada, either become so authorized or resign in the manner and with the effect specified in Article 9.

6.15 Conflicting Claims

If conflicting claims or demands are made or asserted with respect to any interest of any Beneficiary in any Exchangeable Shares, including any disagreement between the heirs, representatives, successors or assigns succeeding to all or any part of the interest of any Beneficiary in any Exchangeable Shares, resulting in conflicting claims or demands being made in connection with such interest, then the Trustee shall be entitled, at its sole discretion, to refuse to recognize or to comply with any such claims or demands. In so refusing, the Trustee may elect not to exercise any portion of the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands and, in so doing, the Trustee shall not be or become liable to any person on account of such election or its failure or refusal to comply with any such conflicting claims or demands. The Trustee shall be entitled to continue to refrain from acting and to refuse to act until:

(a) the rights of all adverse claimants with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been adjudicated by a final judgment of a court of competent jurisdiction; or

(b) all differences with respect to the Voting Rights, Exchange Rights or Automatic Exchange Rights subject to such conflicting claims or demands have been conclusively settled by a valid written agreement binding on all such adverse claimants, and the Trustee shall have been furnished with an executed copy of such agreement certified to be in full force and effect.

If the Trustee elects to recognize any claim or comply with any demand made by any such adverse claimant, it may in its discretion require such claimant to furnish such surety bond or other security satisfactory to the Trustee as it shall deem appropriate to fully indemnify it as between all conflicting claims or demands.

6.16 Acceptance of Trust

The Trustee hereby accepts the Trust created and provided for by and in this Agreement and agrees to perform the same upon the terms and conditions herein set forth and to hold all rights, privileges and benefits conferred hereby and by law in trust for the various persons who shall from time to time be Beneficiaries, subject to all the terms and conditions herein set forth.

ARTICLE 7
COMPENSATION

7.1 Fees and Expenses of the Trustee

Harvest Energy Trust, ExchangeCo and Harvest jointly and severally agree to pay the Trustee reasonable compensation for all of the services rendered by it under this Agreement and will reimburse the Trustee for all reasonable expenses (including, but not limited to, taxes other than taxes based on the net income of the Trustee, fees paid to legal counsel and other experts and advisors (provided however that the payment of fees to legal counsel and other experts and advisors shall be required to be pre-approved by Harvest) and travel expenses) and disbursements, including the cost and expense of any suit or litigation of any character and any proceedings before any governmental agency reasonably incurred by the Trustee in connection with its duties under this Agreement; provided that Harvest Energy Trust, ExchangeCo and Harvest shall have no obligation to reimburse the Trustee for any expenses or disbursements paid, incurred or suffered by the Trustee in any suit or litigation in which the Trustee is determined to have acted in bad faith or with gross negligence, recklessness or willful misconduct.

ARTICLE 8
INDEMNIFICATION AND LIMITATION OF LIABILITY

8.1 Indemnification of the Trustee

Harvest Energy Trust, ExchangeCo and Harvest jointly and severally agree to indemnify and hold harmless the Trustee and each of its directors, officers, employees, shareholders and agents appointed and acting in accordance with this Agreement (collectively, the "Indemnified Parties") against all claims, losses, damages, reasonable costs, penalties, fines and reasonable expenses (including reasonable expenses of the Trustee's legal counsel) which, without fraud, gross negligence, recklessness, willful misconduct or bad faith on the part of such Indemnified Party, may be paid, incurred or suffered by the Indemnified Party by reason or as a result of the Trustee's acceptance or administration of the Trust, its compliance with its duties set forth in this Agreement, or any written or oral instruction delivered to the Trustee by Harvest Energy Trust, ExchangeCo or Harvest pursuant hereto.

Harvest Energy Trust, ExchangeCo and Harvest shall be notified by the Trustee of the written assertion of a claim or of any action commenced against the Indemnified Parties, promptly after any of the Indemnified Parties shall have received any such written assertion of a claim or shall have been served with a summons or other first legal process giving information as to the nature and basis of the claim, provided that the omission to so notify Harvest Energy Trust, ExchangeCo and Harvest shall not relieve Harvest Energy Trust, ExchangeCo and Harvest of any liability which any of them may have to any Indemnified Party except and only to the extent that any such delay in or failure to give notice as herein required prejudices the defence of such claim or action or results in any increase in the liability which Harvest Energy Trust, ExchangeCo and Harvest have under this indemnity. Subject to (ii) below, Harvest Energy Trust, ExchangeCo and Harvest shall be entitled to participate at their own expense in the defense and, if Harvest Energy Trust, ExchangeCo and Harvest so elect at any time after receipt of such notice, any of them may assume the defense of any suit brought to enforce any such claim in which case, the Trustee shall have the right to employ separate counsel in any such suit and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of the Trustee unless: (i) the employment

of such counsel has been authorized by Harvest Energy Trust, ExchangeCo and Harvest; or (ii) the named parties to any such suit include both the Trustee and Harvest Energy Trust, ExchangeCo or Harvest and the Trustee shall have been advised by counsel acceptable to Harvest Energy Trust, ExchangeCo or Harvest that there may be one or more legal defenses available to the Trustee that are different from or in addition to those available to Harvest Energy Trust, ExchangeCo or Harvest and that, in the judgment of such counsel, would present a conflict of interest were a joint representation to be undertaken (in which case Harvest Energy Trust, ExchangeCo and Harvest shall not have the right to assume the defense of such suit on behalf of the Trustee but shall be liable to pay the reasonable fees and expenses of counsel for the Trustee). This indemnity shall survive the termination of this Agreement and the resignation or removal of the Trustee.

8.2 Limitation of Liability

The Trustee shall not be held liable for any loss which may occur by reason of depreciation of the value of any part of the Trust Estate or any loss incurred on any investment of funds pursuant to this Agreement, except to the extent that such loss is principally and directly attributable to the gross fraud, negligence, recklessness, willful misconduct or bad faith on the part of the Trustee.

ARTICLE 9
CHANGE OF TRUSTEE

9.1 Resignation

The Trustee, or any trustee hereafter appointed, may at any time resign by giving written notice of such resignation to Harvest Energy Trust, ExchangeCo and Harvest specifying the date on which it desires to resign, provided that such notice shall not be given less than thirty (30) days before such desired resignation date unless Harvest Energy Trust, ExchangeCo and Harvest otherwise agree and provided further that such resignation shall not take effect until the date of the appointment of a successor trustee and the acceptance of such appointment by the successor trustee. Upon receiving such notice of resignation, Harvest Energy Trust, ExchangeCo and Harvest shall promptly appoint a successor trustee, which shall be a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, by written instrument in duplicate, one copy of which shall be delivered to the resigning trustee and one copy to the successor trustee. Failing the appointment and acceptance of a successor trustee, a successor trustee may be appointed by order of a court of competent jurisdiction upon application of one or more of the parties to this Agreement. If the retiring trustee is the party initiating an application for the appointment of a successor trustee by order of a court of competent jurisdiction, Harvest Energy Trust, ExchangeCo and Harvest shall be jointly and severally liable to reimburse the retiring trustee for its legal costs and expenses in connection with same.

9.2 Removal

The Trustee, or any trustee hereafter appointed, may (provided a successor trustee is appointed) be removed at any time on not less than 30 days' prior notice by written instrument executed by Harvest Energy Trust, ExchangeCo and Harvest, in duplicate, one copy of which shall be delivered to the trustee so removed and one copy to the successor trustee.

9.3 Successor Trustee

(a) Any successor trustee appointed as provided under this Agreement shall execute, acknowledge and deliver to Harvest Energy Trust, ExchangeCo and Harvest and to its predecessor trustee an instrument accepting such appointment. Thereupon the resignation or removal of the predecessor trustee shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all the rights, powers, duties and obligations of its predecessor under this Agreement, with the like effect as if originally named as trustee in this Agreement. However, on the written request of Harvest Energy Trust, ExchangeCo and Harvest or of the successor trustee, the trustee ceasing to act shall, upon payment of any amounts then due it pursuant to the provisions of this Agreement, execute and deliver an instrument transferring to such successor trustee all the rights and powers of the trustee so ceasing to act. Upon the

request of any such successor trustee, Harvest Energy Trust, ExchangeCo, Harvest and such predecessor trustee shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Notwithstanding the foregoing, any corporation to which all or substantially all of the business of the Trustee is transferred shall automatically become the successor trustee without any further act.

(b) Notwithstanding paragraph (a) above and Section 9.4, any corporation into or with which the Trustee may be merged or consolidated or amalgamated, or any corporation resulting therefrom to which the Trustee shall be a party, or any corporation succeeding to the trust business of the Trustee shall be the successor to the Trustee hereunder without any further act on its part or any of the parties hereto.

9.4 Notice of Successor Trustee

Upon acceptance of appointment by a successor trustee as provided herein, Harvest Energy Trust, ExchangeCo or Harvest shall cause to be mailed notice of the succession of such trustee hereunder to each Beneficiary shown on the register of holders of Exchangeable Shares. If Harvest Energy Trust, ExchangeCo or Harvest shall fail to cause such notice to be mailed within 10 days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of Harvest Energy Trust, ExchangeCo and Harvest.

ARTICLE 10
HARVEST ENERGY TRUST SUCCESSORS

10.1 Certain Requirements in Respect of Combination, etc.

Harvest Energy Trust shall not complete any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of a merger, of the continuing entity resulting therefrom unless, but may do so if:

(a) such other person or continuing entity (herein called the "Harvest Successor"), by operation of law, becomes, without more, bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, a trust agreement supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee are reasonably necessary or advisable to evidence the assumption by the Harvest Successor of liability for all moneys payable and property deliverable hereunder and the covenant of such Harvest Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of Harvest Energy Trust under this Agreement; and

(b) such transaction shall, to the satisfaction of the Trustee, acting reasonably, and in the opinion of legal counsel to the Trustee, be upon such terms and conditions as substantially to preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the Trustee or of the Beneficiaries hereunder.

10.2 Vesting of Powers in Successor

Whenever the conditions of Section 10.1 have been duly observed and performed, the Trustee, Harvest Successor, ExchangeCo and Harvest shall, if required by Section 10.1, execute and deliver the supplemental trust agreement provided for in Article 11 and thereupon Harvest Successor shall possess and from time to time may exercise each and every right and power of Harvest Energy Trust under this Agreement in the name of Harvest Energy Trust or otherwise and any act or proceeding by any provision of this Agreement required to be done or performed by the Board of Directors of Harvest or any officers of Harvest on behalf of Harvest Energy Trust may be done and performed with like force and effect by the directors or officers of such Harvest Successor.

10.3 Wholly-Owned Subsidiaries

Nothing herein shall be construed as preventing the combination of any wholly-owned direct or indirect subsidiary of Harvest Energy Trust with or into Harvest Energy Trust or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of Harvest Energy Trust provided that all of the assets of such subsidiary are transferred to Harvest Energy Trust or another wholly-owned direct or indirect subsidiary of Harvest Energy Trust and any such transactions are expressly permitted by this Article 10.

ARTICLE 11
AMENDMENTS AND SUPPLEMENTAL TRUST AGREEMENTS

11.1 Amendments, Modifications, etc.

This Agreement may not be amended or modified except by an agreement in writing executed by Harvest Energy Trust, ExchangeCo, Harvest and the Trustee and approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions.

11.2 Ministerial Amendments

Notwithstanding the provisions of Section 11.1, the parties to this Agreement may in writing, at any time and from time to time, without the approval of the Beneficiaries, amend or modify this Agreement for the purposes of:

(a) adding to the covenants of any or all parties hereto for the protection of the Beneficiaries hereunder provided that the Board of Directors of each of ExchangeCo and Harvest shall be of the good faith opinion that such additions will not be prejudicial to the rights or interests of the Beneficiaries;

(b) making such amendments or modifications not inconsistent with this Agreement as may be necessary or desirable with respect to matters or questions which, in the good faith opinion of the Board of Directors of each of ExchangeCo and Harvest and in the opinion of the Trustee, having in mind the best interests of the Beneficiaries it may be expedient to make, provided that such Boards of Directors and the Trustee, acting on the advice of counsel, shall be of the opinion that such amendments and modifications will not be prejudicial to the interests of the Beneficiaries; or

(c) making such changes or corrections which, on the advice of counsel to Harvest Energy Trust, ExchangeCo, Harvest and the Trustee, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error, provided that the Trustee, acting on the advice of counsel, and the Board of Directors of Harvest shall be of the opinion that such changes or corrections will not be prejudicial to the rights and interests of the Beneficiaries.

11.3 Meeting to Consider Amendments

Harvest, at the request of Harvest Energy Trust, shall call a meeting or meetings of the Beneficiaries for the purpose of considering any proposed amendment or modification requiring approval pursuant hereto. Any such meeting or meetings shall be called and held in accordance with the by-laws of Harvest, the Share Provisions and all applicable laws.

11.4 Changes in Capital of Harvest Energy Trust and Harvest

At all times after the occurrence of any event contemplated pursuant to Section 2.6 or 2.7 of the Support Agreement or otherwise, as a result of which either Harvest Trust Units or the Exchangeable Shares or both are in any way changed, this Agreement shall forthwith be amended and modified as necessary in order that it shall apply with full force and effect, *mutatis mutandis*, to all new securities into which Harvest Trust Units or the Exchangeable Shares or both are so changed and the parties hereto shall execute and deliver a supplemental trust agreement giving effect to and evidencing such necessary amendments and modifications.

11.5 Execution of Supplemental Trust Agreements

No amendment to or modification or waiver of any of the provisions of this Agreement otherwise permitted hereunder shall be effective unless made in writing and signed by all of the parties hereto. From time to time Harvest (when authorized by a resolution of its Board of Directors), Harvest Energy Trust (when authorized by a resolution of the Board of Directors of Harvest) and ExchangeCo (when authorized by a resolution of the Board of Directors of ExchangeCo) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, trust agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of Harvest Successors and the covenants of and obligations assumed by each such Harvest Successor in accordance with the provisions of Article 10 and the successors of any successor trustee in accordance with the provisions of Article 9;

(b) making any additions to, deletions from or alterations of the provisions of this Agreement or the Exchange Rights or the Automatic Exchange Rights which, in the opinion of the Trustee, will not be prejudicial to the interests of the Beneficiaries or are, in the opinion of counsel to the Trustee, necessary or advisable in order to incorporate, reflect or comply with any legislation the provisions of which apply to Harvest Energy Trust, ExchangeCo, Harvest, the Trustee or this Agreement; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including without limitation, to make or evidence any amendment or modification to this Agreement as contemplated hereby, provided that, in the opinion of the Trustee, the rights of the Trustee and Beneficiaries will not be prejudiced thereby.

ARTICLE 12
TERMINATION

12.1 Term

The Trust created by this Agreement shall continue until the earliest to occur of the following events:

(a) no outstanding Exchangeable Shares are held by a Beneficiary;

(b) each of Harvest Energy Trust, ExchangeCo and Harvest elects in writing to terminate the Trust and such termination is approved by the Beneficiaries in accordance with Section 10.2 of the Share Provisions; and

(c) 21 years after the death of the last survivor of the descendants of His Majesty King George VI of Canada and the United Kingdom of Great Britain and Northern Ireland living on the date of the creation of the Trust.

12.2 Survival of Agreement

This Agreement shall survive any termination of the Trust and shall continue until there are no Exchangeable Shares outstanding held by a Beneficiary; provided, however, that the provisions of Article 7 and Article 8 shall survive any such termination of this Agreement.

ARTICLE 13
GENERAL

13.1 Severability

If any provision of this Agreement is held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remainder of this Agreement shall not in any way be affected or impaired thereby and the agreement shall be carried out as nearly as possible in accordance with its original terms and conditions.

13.2 Enurement

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Beneficiaries.

13.3 Notices to Parties

All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(a) if to Harvest Energy Trust, Harvest or ExchangeCo, at:

c/o Harvest Operations Corp.
1900, 330 – 4th Avenue S.W.
Calgary, Alberta
T2P 0L4

Attention: President and Chief Executive Officer
Telecopier No.: (403) 265-3490

(b) if to the Trustee, at:

Valiant Trust Company
710, 530 – 8th Avenue SW
Calgary, Alberta
T2P 3S8

Attention: Manager, Corporate Trust Department
Telecopier No.: (403) 267-6598

Any notice or other communication given personally shall be deemed to have been given and received upon delivery thereof and if given by telecopy shall be deemed to have been given and received on the date of receipt thereof unless such day is not a Business Day in which case it shall be deemed to have been given and received upon the immediately following Business Day.

13.4 Notice to Beneficiaries

Any and all notices to be given and any documents to be sent to any Beneficiaries may be given or sent to the address of such Beneficiary shown on the register of holders of Exchangeable Shares in any manner permitted by the by-laws of Harvest from time to time in force in respect of notices to shareholders and shall be deemed to be received (if given or sent in such manner) at the time specified in such by-laws, the provisions of which by-laws shall apply mutatis mutandis to notices or documents as aforesaid sent to such Beneficiaries.

13.5 Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

13.6 Jurisdictions

This Agreement shall be construed and enforced in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

13.7 Attornment

Each of the Trustee, Harvest Energy Trust, ExchangeCo and Harvest agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Alberta, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of the such courts in any such action or proceeding, agrees to be bound by any judgment of the such courts and not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

13.8 Liability of the Trust

The parties hereto acknowledge that Harvest is entering into this agreement solely in its capacity as authorized attorney on behalf of Harvest Energy Trust and the obligations of Harvest Energy Trust hereunder shall not be personally binding upon the Trustee, Harvest or any holder of Harvest Trust Units and that any recourse against Harvest Energy Trust, the Trustee, Harvest or any holder of Harvest Trust Units in any manner in respect of any indebtedness, obligation or liability of Harvest Energy Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of September 27, 2002 as amended from time to time.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be duly executed as of the date first above written.

HARVEST ENERGY TRUST,
by its authorized attorney, Harvest Operations Corp.

By: ________________________________
Name:
Title:

HARVEST OPERATIONS CORP.

By: ________________________________
Name:
Title:

HARVEST EXCHANGECO LTD.

By: ________________________________
Name:
Title:

VALIANT TRUST COMPANY

By: ________________________________
Name:
Title:

By: ________________________________
Name:
Title:

APPENDIX G -
FAIRNESS OPINION OF FIRSTENERGY CAPITAL CORP.

FirstEnergy CAPITAL CORP.
1600, 333 - 7th Avenue SW
Calgary, Alberta T2P 2Z1
www.firstenergy.com

April 18, 2004

The Board of Directors of
Storm Energy Ltd.
3300, 205 - 5th Avenue S.W.
Calgary, Alberta T2P 2V7

To the Board of Directors of Storm Energy Ltd.:

We understand that Storm Energy Ltd. ("Storm") has entered into an agreement dated April 18, 2004 (the "Arrangement Agreement") involving Storm, a corporation to hold the growth assets of Storm ("ExploreCo"), Harvest Energy Trust (the "Trust") and Harvest Operations Corp. ("Harvest Operations"), a subsidiary of the Trust.

The Arrangement Agreement contemplates the completion of a plan of arrangement (the "Arrangement") under the Business Corporations Act (Alberta) pursuant to which, through a series of transactions, holders ("Storm Shareholders") of common shares ("Common Shares") of Storm (other than non-resident or tax-exempt Storm Shareholders) will receive, in exchange for each of their Common Shares: (A) one common share of ExploreCo ("ExploreCo Shares"); (B) approximately 0.053 of a common share (each whole common share a "Rock Energy Share") of Rock Energy Inc. ("Rock Energy"); and (C) at their election, either (i) $4.15 in cash; (ii) 0.281 of a trust unit (each whole trust unit a "Trust Unit") of the Trust; or (iii) 0.281 of an exchangeable share (each whole exchangeable share an "Exchangeable Share") of Harvest Operations. An aggregate maximum of $75 million in cash, 2,000,000 Exchangeable Shares and 8,000,000 Trust Units will be issued pursuant to the Arrangement. As a result, Shareholders may elect to receive up to 60% of the consideration from Harvest in cash or up to 95% of the consideration in Trust Units or Exchangeable Shares. In the event that all Shareholders elect cash, the consideration payable for each share will be comprised of $2.51 cash and 0.111 of a Trust Unit. A minimum of 40% of the consideration for the Common Shares shall be paid in Trust Units or Exchangeable Shares. No Exchangeable Shares will be issued to non-resident or tax-exempt Shareholders, who will receive, in exchange for each of their Common Shares, one ExploreCo Share, approximately 0.053 of a Rock Energy Share and either $4.15 in cash or 0.281 of a Trust Unit.

The terms of, and conditions necessary to complete, the Arrangement are to be set forth in the Information Circular and Proxy Statement of Storm and Harvest (the "Circular") to be prepared in connection with the Arrangement for delivery or communication to holders of Storm Shareholders.

MAIN:
403.262.0600
FAX:
Administration
403.262.0633
FAX:
Sales & Trading
403.262.0644
FAX:
Research
403.262.0666
FAX:
Corporate Finance
403.262.0688

FirstEnergy

FirstEnergy's Engagement

The Board of Directors of Storm (the "Board") formally retained FirstEnergy Capital Corp. ("FirstEnergy") pursuant to an engagement agreement dated March 30, 2004 (the "Engagement Agreement"), to provide financial advice to the Board and our opinion ("Opinion") as to the fairness, from a financial point of view, of the consideration to Storm Shareholders under the Arrangement. In consideration for our services, including our Opinion, FirstEnergy is to be paid a fee and is to be reimbursed for reasonable out-of-pocket expenses. In addition, FirstEnergy is to be indemnified by Storm under certain circumstances. We have not been engaged to prepare, and have not prepared, a valuation or appraisal of Storm or any of its assets or liabilities and our Opinion should not be construed as such.

Credentials of FirstEnergy

FirstEnergy is a registered investment dealer focusing on Canadian companies participating in oil and gas exploration, production and services, energy transportation, electricity generation, energy technologies and energy income trusts. FirstEnergy is one of the leading investment banking firms providing corporate finance, mergers and acquisitions, equity sales, research and trading services to Canadian companies active in or investing in the energy industry. The Opinion expressed herein is the opinion of FirstEnergy and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Independence of FirstEnergy

None of FirstEnergy, its affiliates or associates, is an insider, associate or affiliate (as those terms are defined in the *Securities Act* (Alberta)), or a related entity of Storm or Harvest, or any of their respective associates or affiliates. FirstEnergy is not acting as an advisor to Harvest, or any of their respective associates or affiliates in connection with any other matter, other than acting as financial advisor to Storm as outlined above.

FirstEnergy acts as a trader and dealer, both as principal and agent, in all major financial markets in Canada and, as such, may have had today or in the future have positions in the securities of Storm and Harvest, and from time to time, may have executed or may execute transactions on behalf of Storm, Harvest or clients for which it received or may receive compensation. In addition, as an investment dealer, FirstEnergy conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on issues and investment matters, including with respect to Storm and Harvest.

Scope of Review

In connection with rendering our Opinion, we have reviewed and relied upon, or carried out, among other things, the following:

FirstEnergy

(a) Arrangement Agreement between Storm, Harvest, Harvest Operations and ExploreCo. dated April 18, 2004;

(b) the Audited Financial Statements of Storm for the year ended December 31, 2003;

(c) certain internal financial information, including financial and operational projections of Storm ExploreCo, and SVI as provided by Storm management;

(d) Storm's independent reserve reports dated January 1, 2004 prepared by Paddock Lindstrom & Associates Ltd. ("PLA") and McDaniel & Associates Consultants Ltd. ("McDaniel");

(e) Management Information Circular of Storm for the year ended December 31, 2002;

(f) Annual Information Form and Annual Report of Harvest for the year ended December 31, 2002;

(g) the draft Audited Financial Statements of Harvest for the year ended December 31, 2003;

(h) certain internal financial information, including financial and operational projections of Harvest as provided by Harvest's management;

(i) Harvest's independent reserve report dated January 1, 2004 prepared by McDaniel;

(j) Management Information Circular of Harvest for the year ended December 31, 2002;

(k) discussions with management of Storm and Harvest with regard to, among other things, the business, operations, quality of assets, and future potential of Harvest and Storm;

(l) public information related to the business, operations, financial performance and stock trading histories of Storm and Harvest and other selected public oil and gas companies;

(m) data with respect to other transactions of a comparable nature considered by FirstEnergy to be relevant; and

(n) other information, analyses and investigations as FirstEnergy considered appropriate in the circumstances.

FirstEnergy

Assumptions and Limitations

We have relied upon, and have assumed the completeness, accuracy and fair representation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, including information relating to Storm and Harvest, or provided to us by Storm and Harvest and their affiliates or advisors or otherwise pursuant to our Engagement and our Opinion is conditional upon such completeness, accuracy and fairness. Subject to the exercise of professional judgement and except as expressly described herein, we have not attempted to verify independently the accuracy or completeness of any such information, data, advice, opinions and representations. Senior management of Storm and Harvest have represented to us, in certificates delivered as at the date hereof, amongst other things, that the information, data, opinions and other materials (the "Information") provided to us on behalf of Storm and Harvest are complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no material change, financial or otherwise, in the position of Storm and Harvest, or in their assets, liabilities (contingent or otherwise), business or operations and there has been no change in any material fact which is of a nature as to render the Information untrue or misleading in any material respect.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof, and the condition and prospects, financial and otherwise, of Harvest as they were reflected in the information and documents reviewed by us and as they were represented to us in our discussions with management of Harvest. In addition, we considered the financial condition and prospects of Storm as they are reflected in the information and documents reviewed by us. In rendering our Opinion, we have assumed that there are no undisclosed material facts relating to Storm or Harvest or their businesses, operations, capital or future prospects. Any changes therein may affect our Opinion and, although we reserve the right to change or withdraw our Opinion in such event, we disclaim any obligation to advise any person of any change that may come to our attention or to update our Opinion after today.

In our analyses and in connection with the preparation of this Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.

Conclusion

Based upon and subject to the foregoing and such other matters as we considered relevant, it is our opinion that the consideration to be received by the Storm Shareholders pursuant to the Arrangement is fair, from a financial point of view, to the Storm Shareholders.

This Opinion, delivered to the Board on April 18, 2004, may be relied upon by the Board of Storm for the purposes of considering the Arrangement and its recommendation to Storm Shareholders with respect to the Arrangement, but may not be used or relied upon by any other person without our express prior written consent.

Yours very truly,

(Signed) **FirstEnergy Capital Corp.**

PART VI of VI

FILE NO. 82-34779

Consolidated Financial Statements of

Harvest Energy Trust

March 31, 2004

Harvest Energy Trust

Consolidated Balance Sheets

(thousands of dollars)

			(Restated, Note 3)
		March 31, 2004	December 31, 2003
Assets		***(Unaudited)***	*(Audited)*
Current assets			
	Accounts receivable	**$ 13,696**	$ 19,168
	Prepaid expenses and deposits	**19,309**	12,131
		33,005	31,299
Deferred financing charges, net of amortization		**1,245**	1,989
Future income tax		**13,187**	12,609
Property, plant and equipment *[Note 3]*		**211,236**	210,543
		$ 258,673	$ 256,440
Liabilities and Unitholders' Equity			
Current liabilities			
	Bank indebtedness	**$ 2,819**	$ 3,274
	Accounts payable and accrued liabilities	**18,714**	17,186
	Accrued interest payable	**1,061**	232
	Cash distributions payable	**3,456**	3,422
	Demand loan	**35,612**	60,075
	Equity bridge interest payable *[Notes 4 and 10]*	**-**	665
		61,662	84,854
Asset retirement obligation *[Note 3]*		**42,744**	42,009
		104,406	126,863
Unitholders' equity			
	Unitholders' capital *[Note 5]*	**119,527**	117,407
	Equity bridge notes *[Notes 4 and 10]*	**-**	25,000
	Convertible debentures *[Note 7]*	**56,374**	-
	Accumulated income	**20,816**	19,478
	Contributed surplus	**422**	239
	Accumulated cash distributions	**(42,872)**	(32,547)
		154,267	129,577
		$ 258,673	$ 256,440

Subsequent events [Note 11]

Commitments and contingencies [Note 12]

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

(Signed) John Brussa, Director

(Signed) Verne G. Johnson, Director

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income

(Unaudited)

(thousands of dollars, except per trust unit amounts)		*(Restated, Note 3)*
	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Revenue		
Oil and natural gas sales	**$ 47,500**	$ 26,230
Hedging loss	**(9,055)**	(8,570)
Royalty expense, net	**(8,027)**	(2,922)
	30,418	14,738
Expenses		
Operating	**13,674**	6,804
General and administrative	**1,554**	731
Interest	**518**	651
Finance charges and amortization of deferred finance charge	**745**	462
Depletion, depreciation and accretion	**12,116**	6,229
Foreign exchange gain	**(68)**	(2,503)
	28,539	12,374
Income before taxes	**1,879**	2,364
Taxes		
Large corporation tax	**16**	20
Future tax expense	**(577)**	(1,125)
Net income for the period	**2,440**	3,469
Interest on equity bridge notes *[Note 4]*	**(185)**	-
Interest on convertible debentures *[Note 7]*	**(917)**	-
Accumulated income, beginning of period	**19,478**	5,136
Accumulated income, end of period	**$ 20,816**	$ 8,605
Net income per trust unit *[Notes 5 and 6]*		
Income per trust unit, basic	**$ 0.14**	$ 0.33
Income per trust unit, diluted	**$ 0.14**	$ 0.32

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows

(Unaudited)

(thousands of dollars, except per trust unit amounts)

	Three Months Ended March 31, 2004	(Restated, Note 3) Three Months Ended March 31, 2003
Cash provided by (used in)		
Operating Activities		
Net income for the period	$ 2,440	$ 3,469
Items not requiring cash		
Depletion, depreciation and accretion	12,116	6,229
Foreign exchange (gain) loss	(68)	(2,503)
Amortization of finance charges	745	406
Future tax recovery	(577)	(1,125)
Unit based compensation	183	13
Cash flow from operations	14,839	6,489
Site restoration and reclamation expenditures	(64)	-
Change in non-cash working capital *[Note 9]*	(3,544)	2,090
	11,231	8,579
Financing Activities		
Issue of trust units, net of costs	(72)	13,844
Issue of trust units under the distribution reinvestment plan, net of costs *[Note 5]*	1,235	1,575
Repayment of equity bridge notes *[Notes 4 and 10]*	(25,000)	-
Interest on equity bridge notes	(850)	-
Issuance of debentures, net of costs	57,331	-
Increase in demand loan	27,500	5,631
Repayment of demand loan	(52,151)	(23,666)
Cash distributions	(10,290)	(5,663)
Change in non-cash working capital balances related to financing activities *[Note 9]*	34	650
	(2,263)	(7,629)
Investing Activities		
Additions to property, plant and equipment	(12,011)	(5,892)
Change in non-cash working capital balances related to investing activities *[Note 9]*	224	2,205
	(11,787)	(3,687)
Decrease in cash and short-term investments	(2,819)	(2,737)
Cash and short-term investments, beginning of period	-	4,503
Cash (bank indebtedness), end of period	$ (2,819)	$ 1,766
Cash interest payments	$ 518	$ 56
Cash tax payments	$ 16	$ 36
Cash distributions declared per unit	$ 0.60	$ 0.60

See accompanying notes to consolidated financial statements.

1. Significant accounting policies

These interim consolidated financial statements of Harvest Energy Trust (the "Trust") have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. In the opinion of management, these financial statements have been prepared within reasonable limits of materiality. Except as noted below, these interim consolidated financial statements follow the same significant accounting policies as described and used in the consolidated financial statements of the Trust for the year ended December 31, 2003 and should be read in conjunction with that report. Certain comparative figures have been reclassified to conform to the current period's presentation.

These consolidated financial statements include the accounts of Harvest Energy Trust and its wholly owned subsidiaries.

2. Changes in accounting policy

a) Full cost accounting guideline

Effective January 1, 2004, the Trust has adopted the CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The changes under the new guideline include modifications to the ceiling test and depletion and depreciation calculations. There were no changes to the net income, property plant and equipment or any other financial statement amount as a result of the implementations of this guideline.

b) Asset retirement obligation

Effective January 1, 2004, the Trust has adopted the CICA Handbook standard for accounting for asset retirement obligation. The new standard requires the Trust to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and the normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

c) Financial instruments

Effective January 1, 2004, the Trust has implemented CICA Accounting Guideline 13 "Hedging Relationships". This guideline addresses the identification, designation and effectiveness of financial contracts for the purpose of application of hedge accounting. Under this guideline, financial derivative contracts must be designated to the underlying revenue or expense stream that they are intended to hedge, and tested to ensure they remain sufficiently effective.

(thousands of dollars, except per trust unit amounts)

3. Asset retirement obligation

The Trust's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well sites, gathering systems and processing facilities. The Trust estimates the total undiscounted amount of cash flows required to settle its asset retirement obligations is approximately $77 million which will be incurred between 2004 and 2019. The majority of the costs will be incurred between 2015 and 2019. A credit-adjusted risk-free rate of 7.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

Asset retirement obligations	Three month period ended March 31, 2004	Three month period ended March 31, 2003	Year ended December 31, 2003
Balance, beginning of period	$ 42,010	$ 15,566	$ 15,566
Liabilities incurred in the period	-	-	25,176
Liabilities settled in the period	(64)	-	(577)
Accretion expense	798	292	1,845
Balance, end of period	$ 42,744	$ 15,858	$ 42,010

The effect of this change in accounting policy *[Note 2]* has been recorded retroactively with restatement of prior periods. The effect of the adoption is presented below as increases (decreases):

Balance sheet	As at December 31, 2003
Asset retirment costs, included in property, plant and equipment	$ 35,166
Asset retirement obligations	42,009
Site resoration provision	(4,899)
Future income tax	1,024
Retained earnings	$ (1,498)
Income statement	Three month period ended March 31, 2003
Accretion expense	$ 292
Depletion and depreciation on asset retirement costs	726
Site restoration and reclamation	(565)
Future tax recovery	(184)
Net earnings change	(269)
Basic net earnings per share	(0.03)
Diluted net earnings per share	$ (0.02)

(thousands of dollars, except per trust unit amounts)

4. Equity bridge note

On January 26 and 29, 2004, the Trust repaid the two equity bridge note agreements outstanding in the amounts of $7.4 million and $17.6 million, respectively. During the month, the Trust also paid the accrued and outstanding interest in the amount $850.

5. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

(b) Issued

	Number of units	Amount
As at, December 31, 2003	17,109,006	$ 117,407
Trust unit issue (i)	71,428	957
Unit appreciation rights exercise (ii)	6,250	57
Distribution reinvestment plan issuance (iii)	94,844	1,235
Share issue costs	-	(129)
As at, March 31, 2004	17,281,528	$ 119,527

(i) On March 15, 2004, 1,000 convertible debentures were converted at the option of the holder, into 71,428 trust units and $11 in accrued interest and fractional units. *[Note 7]*

(ii) On March 17, 2004, 6,250 trust unit appreciation rights were exercised, for proceeds of $57.

(thousands of dollars, except per trust unit amounts)

(iii) The following table summarizes the issuance of trust units under the distribution reinvestment plan ("DRIP"):

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP	Amount
As at, December 31, 2003			1,009,006	$ 10,638
December	December 31, 2003	January 15, 2004	54,761	719
January	January 31, 2004	February 16, 2004	15,103	185
February	February 27, 2004	March 15, 2004	24,980	331
As at, March 31, 2004			1,103,850	$ 11,873

(c) Per trust unit information

The following table summarizes the trust units used in calculating income per trust unit:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Weighted average trust units outstanding, basic	17,130,519	10,387,522
Effect of trust unit rights	430,194	221,767
Weighted average trust units outstanding, diluted	17,560,713	10,609,289

6. Trust unit incentive plan

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,121,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

(thousands of dollars, except per trust unit amounts)

	Trust unit rights	Weighted average exercise price
As at, December 31, 2003	1,065,150	$ 6.86
Granted	25,700	13.54
Cancelled	(15,875)	(8.59)
Exercised in trust units	(6,250)	(5.20)
Exercised in cash	(5,000)	(7.62)
Average reduction in exercise price due to distributions	-	(0.59)
As at, March 31, 2004	1,063,725	$ 6.39

All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Expected volatility	23.30%	27.50%
Risk free interest rate	4.06%	3.00%
Expected life of the trust unit rights	4 years	4 years
Estimated annual distributions per unit	$2.40	$2.40

For the purposes of pro forma disclosures, the estimated fair value of all of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

		Three Months Ended March 31, 2004	*(Restated, Note 3)* Three Months Ended March 31, 2003
Net income	As reported	$2,440	$3,469
	Pro forma	$2,057	$3,035
Income per unit - basic	As reported	$0.14	$0.33
	Pro forma	$0.12	$0.29
Income per unit - diluted	As reported	$0.14	$0.32
	Pro forma	$0.12	$0.28

(thousands of dollars, except per trust unit amounts)

During the three month periods ended, the Trust has recognized $183 and $13 respectively in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income.

7. Convertible debentures

On January 29, 2004, the Trust closed an issue of 60,000 9% convertible unsecured subordinated debentures due May 31, 2009. Interest on the debentures is payable semi-annually in arrears in equal installments on May 31 and November 30 in each year, commencing May 31, 2004. The debentures are convertible into fully paid and non-assessable trust units at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per trust unit plus a cash payment for accrued interest and in lieu of the fractional trust units resulting on the conversion. The debentures may be redeemed by the Trust at its option in whole or in part subsequent to May 31, 2007, at a price equal to $1,050 per debenture between June 1, 2007 and May 31, 2008 and at $1,025 per debenture between June 1, 2008 and May 31, 2009. Any redemption will include accrued and unpaid interest at such time when completed. The Trust may also elect to redeem the debentures upon maturity with the issue of trust units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date. Under both redemption options, the Trust may elect to pay both the debenture and accrued interest in the form of trust units. A settlement in trust units is subject to specified notice and regulatory approval.

The impact of the convertible debentures on the diluted earnings per share calculation was anti-dilutive for the three month period ended March 31, 2004, and not included in the calculation.

On March 15, 2004, 1,000 convertible debentures were converted at the option of the holder, into 71,428 trust units and $11 in accrued interest and fractional units.

(thousands of dollars, except per trust unit amounts)

8. Financial instruments

The Trust uses oil sales contracts and derivative financial instruments to mitigate the effect of fluctuations in commodity prices on prices realized. The following is a summary of the oil sales contracts with price swap or collar features as at March 31, 2004, that have fixed future sales prices:

Commodity swap contracts based on West Texas Intermediate			
			Mark to Market
Daily Quantity	Term	Price per Barrel (Note 1)	Gain (Loss)
500 Bbls/d	April through December 2004	U.S. $24.12 ($15.50)	$ (1,784)
1,500 Bbls/d	April through December 2004	U.S. $28.02	(3,243)
2,630 Bbls/d	April through June 2004	U.S. $24.10	(3,398)
1,880 Bbls/d	July through September 2004	U.S. $23.19	(2,346)
1,825 Bbls/d	October through December 2004	U.S. $22.95	(2,115)
500 Bbls/d	January through December 2005	U.S. $24.00	(1,634)
1,100 Bbls/d	January through March 2005	U.S. $22.38	(1,212)
1,030 Bbls/d	April through June 2005	U.S. $22.18	(1,088)
Commodity swap contracts based on the Lloydminster Blend Crude differential			
4,500 Bbls/d	April through December 2004	U.S. ($7.85)	$ 1,488
Commodity collar contracts based on West Texas Intermediate			
2,500 Bbls/d	April through December 2004	U.S. $22.00 – 28.10	$ (5,337)
3,000 Bbls/d	April through December 2004	U.S. $25.79 – 30.05 ($19.31)	(5,027)
2,500 Bbls/d	January through June 2005	U.S. $28.40 – 32.25 ($21.80)	(276)
1,000 Bbls/d	July though December 2005	U.S. $27.75 – 30.65 ($22.00)	(186)
Note 1	Harvest has sold put options at the average price denoted in parenthesis, for the same volumes as the associated commodity contracts. The counterparty may exercise these options if the respective index falls below the specified price on a monthly settlement basis.		

(thousands of dollars, except per trust unit amounts)

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations Corp. to fix the cost of future electricity usage as at March 31, 2004:

Commodity swap contracts based on electricity prices			
			Mark to Market
Quantity	Term	Price per Megawatt	Gain (Loss)
15MW	April through December 2004	Cdn $45.83	$957
5MW	January through December 2005	Cdn $43.00	$186
9.75MW	April 2004 through March 2006	Cdn $44.50	$1,243
Commodity swap contracts based on electricity heat rate			
			Mark to Market
Swaps	Term	Price	Gain (Loss)
5MW	January through December 2005	8.40 GJ/MWh	($156)

Foreign Currency Contracts			
Monthly			Mark to Market
Contract Amount	Term	Contract Rate	Gain
U.S. $3 million	April through December 2004	1.3333 Cdn / U.S.	$ 807

At March 31, 2004 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations Corp. was approximately $23,121. Harvest Operations Corp. has provided deposits to some counterparties for a portion of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at March 31, 2004, the amounts deposited totaled $19,171 and are recorded in the prepaid expense and deposits balance.

(thousands of dollars, except per trust unit amounts)

9. Change in non-cash working capital

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003
Changes in non-cash working capital items:		
Accounts receivable	$ 5,472	$ 1,148
Prepaid expenses and deposits	(7,178)	(983)
Accounts payable and accrued liabilities	1,528	4,167
Cash distributions payable	34	650
Accrued interest payable	829	(36)
Equity bridge interest payable	(665)	-
	$ 20	$ 4,946
Changes relating to operating activities	$ (3,544)	$ 2,090
Changes relating to financing activities	34	651
Changes relating to investing activities	224	2,205
Add: Non cash changes	3,306	-
	$ 20	$ 4,946

10. Related party transactions

A director and a corporation controlled by a director of Harvest Operations Corp., were repaid $25 million under the equity bridge note during the three month period ended March 31, 2004. The Trust paid $850 of the total interest accrued and payable during the year. *[Note 4]*

A corporation controlled by a director of Harvest Operations Corp. sublets office space and is provided administrative services at fair market value.

11. Subsequent events

On April 12, 2004, Harvest Operations Corp. sold forward U.S.$4.4 million to be settled for Cdn.$5.9 million on May 25, 2004. On the same date, Harvest Operations Corp. sold forward U.S.$10.4 million settled for Cdn.$13.8 million on April 26, 2004. The purpose of these transactions was to fix the Canadian dollar equivalent on oil and natural gas revenues that will be paid to Harvest Operations Corp. in U.S. dollars by the purchaser.

(thousands of dollars, except per trust unit amounts)

On April 19, 2004, the Trust announced a plan of arrangement with Storm Energy Ltd. ("Storm"), whereby the Trust will acquire all of the outstanding shares of Storm for approximately $189 million, including assumed net debt of approximately $64 million. The shareholders of Storm will be asked to approve the plan of arrangement at a special meeting to be held in June 2004.

On April 28, 2004, Harvest Operations Corp. sold forward U.S.$8 million to be settled for Cdn.$11 million on May 25, 2004.

On May 6, 2004, 24,000 trust unit appreciation rights were granted to employees of Harvest Operations Corp., with an exercise price of $15.08.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations Corp. subsequent to March 31, 2004, that have fixed future sales and purchase prices:

Commodity collar contracts based on West Texas Intermediate			
Trade Date	Collar	Term	Price per Barrel
April 28, 2004	500 Bbls/d	July through December 2005	U.S. $29.00 – 35.00 ($23.00)

The following is a summary of the Trust distributions announced and paid subsequent to March 31, 2004:

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP	Total Amount of Distribution
March	March 31, 2004	April 15, 2004	21,825	3,456
April	April 30, 2004	May 17, 2004		3,461
May	May 31, 2004	June 15, 2004		
Note: The trust units to be distributed under the DRIP for the April distribution have not yet been determined.				
The amount to be distributed and the allocation to the DRIP for the May distribution have not yet been determined.				

12. Commitments and contingencies

From time to time, the Trust is involved in litigation or has claims sought against it in the normal course of business operations. Management of the Trust is not currently aware of any claims or actions that would materially affect the Trust's reported financial position or results from operations.

The Trust has letters of credit outstanding in the amount of approximately $3.3 million, related to electricity infrastructure usage. These letters are provided by the Trust's lenders under the availability of the demand loan. The letters expire throughout 2004, and are expected to be renewed as required.

kpmg

Schedule of Revenue and Expenses for the

INITIAL PROPERTIES

Acquired from Devon Canada Corporation

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the properties (the "Initial Properties") referred to in the purchase and sale agreement dated May 28, 2002 between Harvest Operations Corp. and Devon Canada Corporation and Devon ARL Corporation for each of the years in the three year period ended December 31, 2001. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Initial Properties referred to in the purchase and sale agreement dated May 28, 2002 for each of the years in the three-year period ended December 31, 2001.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
September 18, 2002

INITIAL PROPERTIES

Schedule of Revenue and Expenses for the Initial Properties

	Six months ended June 30,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)		(audited)		
Revenue	$ 13,935,019	$ 16,772,213	$ 30,675,360	$ 46,395,299	$ 30,506,217
Royalties	(1,210,816)	(1,630,888)	(2,791,810)	(4,406,652)	(2,984,815)
	12,724,203	15,141,325	27,883,550	41,988,647	27,521,402
Operating costs	5,050,362	6,901,821	11,587,364	9,333,045	7,266,639
Operating income	$ 7,673,841	$ 8,239,504	$ 16,296,186	$ 32,655,602	$ 20,254,763

See accompanying notes to schedule of revenue and expenses for the Initial Properties.

INITIAL PROPERTIES

Notes to Schedule of Revenue and Expenses for the Initial Properties

Years ended December 31, 2001, 2000 and 1999
(Information for the six months ended June 30, 2002 and 2001 is unaudited)

---

1. Basis of presentation:

On May 28, 2002 Harvest Operations Corp. entered into a purchase and sale agreement to acquire the Thompson Lake properties (the "Initial Properties") from Devon Canada Corporation and Devon ARL Corporation (collectively "Devon Canada"). This acquisition closed on July 10, 2002.

The schedule of revenue and expenses for the Initial Properties includes the operations of the Initial Properties by Devon Canada.

The schedule of revenue and expenses for the Initial Properties includes only amounts applicable to the working interest of Devon Canada for the Initial Properties.

The schedule of revenue and expenses for the Initial Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Initial Properties as these amounts are based on the consolidated operations of Devon Canada of which the Initial Properties formed only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the Initial Properties.

Schedule of Revenue and Expenses for the

ADDITIONAL PROPERTIES

Acquired from Anadarko Canada Corporation

Years ended December 31, 2001, 2000 and 1999

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the Additional Properties referred to in the purchase and sale agreement dated August 1, 2002 between Harvest Operations Corp. and Anadarko Canada Corporation for each of the years in the three-year period ended December 31, 2001. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Additional Properties referred to in the purchase and sale agreement dated August 1, 2002 for each of the years in the three-year period ended December 31, 2001.

(signed) KPMG LLP

Chartered Accountants

Calgary, Canada
September 18, 2002

ADDITIONAL PROPERTIES

Schedule of Revenue and Expenses for the Additional Properties

	Nine months ended September 30,		Years ended December 31,		
	2002	2001	2001	2000	1999
	(unaudited)		(audited)		
Revenue	$ 55,459,785	$ 48,198,918	$ 57,615,104	$ 72,026,276	$ 42,693,456
Royalties	(7,323,940)	(7,860,337)	(11,340,031)	(14,465,051)	(7,268,179)
	48,135,845	40,338,581	46,275,073	57,561,225	35,425,277
Operating costs	12,665,536	10,404,008	12,832,174	8,799,976	7,452,752
Operating income	$ 35,470,309	$ 29,934,573	$ 33,442,899	$ 48,761,249	$ 27,972,525

See accompanying notes to schedule of revenue and expenses for the Additional Properties.

ADDITIONAL PROPERTIES

Notes to Schedule of Revenue and Expenses for the Additional Properties

Years ended December 31, 2001, 2000 and 1999
(Information for the nine months ended September 30, 2002 and 2001 is unaudited)

---

1. Basis of presentation:

On August 1, 2002, Harvest Operations Corp. entered into a purchase and sale agreement to acquire the Hayter and Provost properties (the "Additional Properties") from Anadarko Canada Corporation ("Anadarko"). This acquisition closed on November 15, 2002.

The schedule of revenue and expenses for the Additional Properties includes the operations of the Additional Properties by Anadarko.

The schedule of revenue and expenses for the Additional Properties includes only amounts applicable to the working interest of Anadarko for the Additional Properties.

The schedule of revenue and expenses for the Additional Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Additional Properties as these amounts are based on the consolidated operations of Anadarko of which the Additional Properties form only a part.

2. Significant accounting policies:

(a) Revenue:

Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

(b) Royalties:

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

(c) Operating expenses:

Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same and variable operating overhead as established by Anadarko.

KPMG

Schedule of Revenue and Expenses for the

CARLYLE PROPERTIES

Years ended December 31, 2002, 2001 and 2000

KPMG

KPMG LLP
Chartered Accountants
1200-205 5 Avenue SW
Calgary AB T2P 4B9

Telephone (403) 691-8000
Telefax (403) 691-8008
www.kpmg.ca

AUDITORS' REPORT

To the board of directors of Harvest Operations Corp.

At the request of Harvest Operations Corp., we have audited the schedule of revenue and expenses for the properties (the "Carlyle Properties") referred to in the purchase and sale agreement dated October 1, 2003 between Harvest Operations Corp. and the vender for each of the years in the three year period ended December 31, 2002. This financial information is the responsibility of Harvest Operations Corp. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this financial information presents fairly, in all material respects, the revenue and expenses for the Carlyle Properties referred to in the purchase and sale agreement dated July 29, 2003 for each of the years in the three-year period ended December 31, 2002.

KPMG LLP

Chartered Accountants

Calgary, Canada
October 3, 2003

CARLYLE PROPERTIES

Schedule of Revenue and Expenses for the Carlyle Properties

	Nine months ended September 30,		Years ended December 31,		
	2003	2002	2002	2001	2000
	(unaudited)		(audited)		
Revenue	$ 59,838,735	$ 60,740,813	$ 85,270,787	$ 89,172,498	$ 119,482,399
Royalties	(12,646,317)	(13,595,661)	(18,163,421)	(19,099,841)	(27,813,069)
	47,192,418	47,145,152	67,107,366	70,072,657	91,669,330
Operating costs	18,057,001	19,334,790	24,688,372	22,610,861	25,202,098
Operating income	$ 29,135,417	$ 27,810,362	$ 42,418,994	$ 47,461,796	$ 66,467,232

See accompanying notes to schedule of revenue and expenses for the Carlyle Properties.

CARLYLE PROPERTIES

Notes to Schedule of Revenue and Expenses for the Carlyle Properties

Years ended December 31, 2002, 2001 and 2000
(Information for the six months ended June 30, 2003 and 2002 is unaudited)

---

1. **Basis of presentation:**

   On October 1, 2003 Harvest Operations Corp. entered into a purchase and sale agreement to acquire the properties (the "Carlyle Properties") from an arm's length vender.

   The schedule of revenue and expenses for the Carlyle Properties includes the operations of the Carlyle Properties by the previous owners. The schedule of revenue and expenses for the Carlyle Properties includes only amounts applicable to the working interest of the previous owners for the Carlyle Properties.

   The schedule of revenue and expenses for the Carlyle Properties does not include any provision for the depletion and depreciation, site restoration, future capital costs, impairment of unevaluated properties, general and administrative costs and income taxes for the Carlyle Properties as these amounts are based on the consolidated operations of the previous owners of which the Carlyle Properties formed only a part.

2. **Significant accounting policies:**

   (a) Revenue:

   Revenue from the sale of oil and natural gas is recorded at the time that the product is produced and sold.

   (b) Royalties:

   Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with Alberta Energy regulations or the terms of individual royalty agreements.

   (c) Operating expenses:

   Operating expenses include amounts incurred to bring the oil and natural gas to the surface, gather, transport, field process, treat and store same. Operating expenses are reflected net of gathering, processing and transportation revenue associated with the Carlyle Properties.

COMPILATION REPORT

To the Trustee of Harvest Energy Trust and the Directors of Harvest Operations Corp.

We have read the accompanying unaudited pro forma consolidated balance sheet and consolidated statement of income of Harvest Energy Trust (the "Trust") as at and for the three month period ended March 31, 2004, and the consolidated statement of income of the Trust for the year ended December 31, 2003, and have performed the following procedures:

1. Compared the figures in the columns captioned "Harvest Energy Trust" to the consolidated financial statements of the Trust as at and for the three month period ended March 31, 2004, and the statement of income for the year ended December 31, 2003 and found them to be in agreement.

2. Compared the figures in the columns captioned "Storm Energy Ltd." to the consolidated financial statements of Storm Energy Ltd. as at and for the three month period ended March 31, 2004, and the statement of income for the year ended December 31, 2003 and found them to be in agreement.

3. Made enquiries of certain officials of the Trust who have responsibility for financial and accounting matters about:

   (a) The basis for the determination of the pro forma adjustments; and

   (b) Whether the pro forma consolidated financial statements comply in all material respects with the applicable regulatory requirements.

   The officers:

   (a) Described to us the basis for determination of the pro forma adjustments, and

   (b) Stated that the pro forma consolidated statement of income comply as to form in all material respects with the applicable regulatory requirements.

4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the other columns as at and for the three month period ended March 31, 2004 and the year ended December 31, 2003 and found the amounts in the column captioned to "Pro forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

(Signed) KPMG LLP

Chartered Accountants

Calgary, Canada
May 28, 2004

Harvest Energy Trust

Pro Forma Consolidated Balance Sheets
Period ended March 31, 2004
(Thousands of dollars)
(Unaudited)

	Harvest Energy Trust	Storm Energy Ltd.	Adjustments	Notes	Pro Forma Consolidated
Assets					
Current assets					
Cash and short-term investments	$ -	$ 2,953	$ (2,953)	2a	$ -
Accounts receivable	13,696	15,367	-		29,063
Prepaid expenses and deposits	19,309	769	-		20,078
	33,005	19,089	(2,953)		49,141
Investment	-	2,810	(2,810)	2a	-
Deferred financing charges, net of amortization	1,245	-	775	2a, 4a	2,020
Future income tax	15,172	-	(15,172)	3c	-
					-
Property, plant and equipment	211,236	138,335	99,577	2a	449,148
	$ 260,658	$ 160,234	$ 79,417		$ 500,309
Liabilities and Unitholders' Equity					
Current liabilities					
Bank indebtedness	$ 2,819	$ -	$ -		$ 2,819
Accounts payable and accrued liabilities	18,714	24,705	-		43,419
Cash distributions payable	3,456	-	-		3,456
Accrued interest payable	1,061	-	-		1,061
Demand loan	35,611	-	105,375	3b	140,986
	61,661	24,705	105,375		191,741
Long-term debt	-	57,328	(57,328)	2a	-
Future income taxes	-	15,283	12,761	2a, 3c	28,044
Minority interest	-	1,476	(1,476)	2a	-
Commodity derivative contracts	5,491	-	-		5,491
Asset retirement obligation	42,744	9,003	(711)	2a	51,036
	109,896	107,795	58,621		276,312
Unitholders' equity					
Unitholders' capital	119,527	-	73,084	2a	192,611
Share capital	-	32,400	(32,400)	2a	-
Retained earnings	-	19,888	(19,888)	2a	-
Convertible debentures	56,374	-	-		56,374
Accumulated income	17,311	-	-		17,311
Contributed surplus	422	151	-		573
Accumulated cash distributions	(42,872)	-	-		(42,872)
	150,762	52,439	20,796		223,997
	$ 260,658	$ 160,234	$ 79,417		$ 500,309

Harvest Energy Trust

Pro Forma Consolidated Statements of Income (Loss) and Accumulated Income

Period ended March 31, 2004

(Thousands of dollars)

(Unaudited)

	Harvest Energy Trust	Storm Energy Ltd.	Adjustments	Notes	Pro Forma Consolidated
Revenue					
Oil and natural gas sales	$ 47,500	$ 17,588	$ (2,448)	2a	$ 62,640
Royalty expense, net	(8,027)	(4,225)	520	2a	(11,732)
Alberta royalty tax credit	-	101	-		101
Other	-	47	-		47
Hedging loss	(9,055)	-	-		(9,055)
Mark to market loss of					-
commodity derivative contracts	(5,491)	-	-		(5,491)
	24,927	13,511	(1,928)		36,510
Expenses					
Operating	13,674	2,172	(472)	2a	15,374
General and administrative	1,554	927	(488)	4c	1,993
Interest	519	663	782	4a	1,964
Finance charges and amortization					
of deferred finance charges	744	-	125	4a	869
Depletion, depreciation and accretion	12,116	4,565	4,406	4b	21,087
Foreign exchange gain	(68)	-	-		(68)
	28,539	8,327	4,353		41,219
Income before taxes	(3,612)	5,184	(6,281)		(4,709)
Taxes					
Current taxes	-	841	-		841
Large corporation tax	16	47	-		63
Future tax expense (recovery)	(2,563)	708	(2,512)	4d	(4,367)
Net income (loss) for the period	(1,065)	3,588	(3,769)		(1,246)
Net income (loss) per trust unit					
Basic	($0.06)			4e	($0.13)
Diluted	($0.06)			4e	($0.12)

Harvest Energy Trust

Pro Forma Consolidated Statements of Income
Year ended December 31, 2003
(Thousands of dollars)
(Unaudited)

	Harvest Energy Trust	Carlyle Properties	Adjustments	Harvest Energy Trust Subtotal	Storm Energy Ltd.	Adjustments	Notes	Pro Forma Consolidated
Revenue								
Oil and natural gas sales	$ 119,351	$ 59,839	$ -	$ 179,190	$ 59,547	$ (1,811)	2a, 2b	$ 236,926
Royalty expense, net	(16,412)	(12,646)	-	(29,058)	(13,674)	214	2a, 2b	(42,518)
Other	-	-	-	-	467	-		467
Hedging loss	(18,924)	-	-	(18,924)	-	-		(18,924)
	84,015	47,193	-	131,208	46,340	(1,597)		175,951
Expenses								
Operating	36,045	18,057	-	54,102	6,318	(340)	2a, 2b	60,080
General and administrative	4,340	-	-	4,340	2,410	(1,286)	2a, 4c	5,464
Interest	2,975	-	1,368	4,343	3,194	3,236	2a, 2b, 4a	10,773
Finance charges and amortization of deferred finance charges	2,607	-	-	2,607	-	500	2a, 4a	3,107
Site restoration and reclamation	4,355	-	1,290	5,645	804	281	2a, 2b	6,730
Depletion, depreciation and accretion	29,362	-	4,216	33,578	13,919	8,677	2a, 2b, 4b	56,174
Foreign exchange gain	(4,374)	-	-	(4,374)	-	-		(4,374)
	75,310	18,057	6,874	100,241	26,645	11,068		137,954
Income before taxes	8,705	29,136	(6,874)	30,967	19,695	(12,665)		37,997
Taxes								
Large corporation tax	157	-	-	157	309	-		466
Future tax expense (recovery)	(8,162)	-	-	(8,162)	7,738	(5,066)	4d	(5,490)
Net income for the period	16,710	29,136	(6,874)	38,972	11,648	(7,599)		43,021
Net income per trust unit								
Basic	$1.33			$2.09			4e	$1.91
Diluted	$1.29			$1.80			4e	$1.68

1. Basis of presentation

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to trust indentures and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest Operations"). The Trust acquires and holds net profit interests in oil and natural gas properties in Alberta acquired and held by Harvest Operations. The Trust acquires and holds net profit interests in oil and natural gas properties in Saskatchewan and held by Harvest Sask. Energy Trust. The Trust is the sole unitholder of the Harvest Sask. Energy Trust. All properties under the Trust, are operated by Harvest Operations.

The accompanying unaudited pro forma consolidated balance sheet and statements of income have been prepared by the management of Harvest Operations in accordance with Canadian generally accepted accounting principles. In the opinion of management, the pro forma consolidated balance sheet and statements of income includes all material adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

The pro forma consolidated balance sheet and statements of income are not necessarily indicative either of the results that actually would have occurred if the events reflected herein had taken place on the dates indicated or of the results that may be obtained in the future.

On October 1, 2003 the Trust and the Corporation entered into an agreement to acquire properties from a third party (the "Carlyle Properties"). The cost to the Corporation was approximately $81.1 million including the closing adjustments and estimated transaction costs of approximately $2 million.

On April 19, 2004, the Trust announced a plan of arrangement with Storm Energy Ltd. ("Storm"), whereby the Trust will acquire all of the outstanding shares of Storm for approximately $189 million, including assumed net debt of approximately $64 million. The shareholders of Storm will be asked to approve the plan of arrangement at a special meeting to be held in June 2004.

The unaudited pro forma consolidated balance sheet and statement of income as at and for the three month period ended March 31, 2004, and the statement of income for the year ended December 31, 2003 have been based on:

The unaudited consolidated balance sheet and statement of income of the Trust for the three month period ended March 31, 2004 and the audited statement of income of the Trust for the year ended December 31, 2003, and the unaudited consolidated balance sheet and statement of income of Storm for the three month period ended March 31, 2004 and the audited statement of income of Storm for the year ended December 31, 2003.

2. Pro forma assumptions and adjustments

The pro forma consolidated balance sheet has been prepared assuming that the transactions described in note 2(a) above were completed on March 31, 2004. The pro forma statement of income for the three month period ended March 31, 2004 and for the year ended December 31, 2003 has been prepared assuming that the transactions described in notes 2(a) and 2(b) were completed at the beginning of the respective periods as follows:

(a) Plan of arrangement with Storm

The amounts included in the pro forma consolidated statement of income for Storm for the three month period ended March 31, 2004 and the year ended December 31, 2003 are from the unaudited and audited financial statements, respectively. In accordance with the terms of the Plan of Arrangement, the shareholders of Storm may elect to receive, for each common share: (a) one common share of ExploreCo and a fraction of share in an investment held by Storm and, at their election, either (i) $4.15 in cash; (ii) 0.281 units in the Trust; or (iii) of an exchangeable share of Harvest Operations. An aggregate maximum of $75 million in cash, 2,000,000 exchangeable shares and 8,000,000 Trust Units will be issued pursuant to the Arrangement. For purposes of these pro forma financial statements, it has been assumed that the consideration paid will consist of 3,321,000 trust units and exchangeable shares (at an ascribed value of $14.78 per trust unit, an equity issuance of 1,600,000 trust units at $15.00 per trust unit and cash of $51,000,000 - for an aggregate consideration of approximately $189 million (including assumed debt of approximately $64 million and transaction costs). The excess of the cost of the acquisition of the carrying value of the Storm assets and liabilities acquired has been allocated to property plant and equipment for purposes of these pro forma financial statements. A portion of certain balances has been adjusted to reflect the properties to be included in Explorco, and not included in amounts acquired by Harvest.

(b) Acquisition of Carlyle Properties

The amounts included in the pro forma consolidated statement of income for the revenue, royalties and operating costs for the Carlyle Properties for the year ended December 31, 2003 have been derived from the unaudited schedule of revenue and expenses for the Carlyle Properties for the six-month period ended June 30, 2003 plus the figures from the applicable accounting information for the three months ended September 30, 2003.

3. Pro forma consolidated balance sheet

Under the plan of arrangement, Harvest will issue both trust units and cash to existing Storm shareholders. This pro forma statement is based on an estimated proportion of each being completed.

(a) Deferred financing charges

The additional deferred financing charges relate to additional debt to be incurred by the Trust.

(b) Demand loan

The additional amounts under the demand loan balance includes the net debt acquired by Harvest and the additional debt expected to be required to complete the Plan of Arrangement.

(c) Taxes

The pro forma adjustment for the future income taxes resulting on the acquisition of Storm is based on the excess of the amounts assigned to the net assets of Storm over the corresponding tax values. For income tax purposes, the Trust is able to, and intends to, claim a deduction for all amounts paid or payable to unitholders, and then to allocate the remaining income, if any, to the unitholders. However, the pro forma adjustment for future income taxes has been based on the assumption that 50% of the incremental cash flow would have been paid by Storm to the Trust as a royalty payment. Future tax expense is calculated based on the adjustments at an average rate of 40%.

4. Pro forma consolidated statement of income

(a) Interest and amortization of deferred financing charges

Interest has been adjusted to include the costs associated with the new debt requirements upon acquisition of Storm. Deferred finance costs associated with this debt issuance, have been amortized over a period of two years and included in income.

For the year ended December 31, 2003, the Trust has the ability to settle the interest and principal amounts outstanding under the Equity Bridge Agreement through the issue of trust units, the amounts drawn have been presented in Unitholders' Equity in these pro forma financial statements. The corresponding interest amounts of $1.88 million for the year period ended December 31, 2003 will be presented as a direct charge to accumulated income rather than as a deduction in determining income for the applicable periods.

(b) Depletion, depreciation and accretion

The March 31, 2004 pro forma adjustments for depletion, depreciation and accretion have been determined using the full cost method of accounting based on combined proved reserves, future development costs and production volumes and incorporation of the costs of the Plan of Arrangement (including estimated future development costs of $11.6 million).

The December 31, 2003 pro forma adjustments for depletion, depreciation and amortization have been determined using the full cost method of accounting based on combined proved reserves, future development costs and production volumes and incorporation of the costs of acquiring the Carlyle Properties (including estimated future development costs of $10 million) and the Plan of Arrangement discussed above.

(c) General and administrative expense

General and administrative expense has been adjusted to reflect the estimated costs of the associated combined entity under the Plan of Arrangement.

(d) Taxes

For income tax purposes, the Trust is able to, and intends to, claim a deduction for all amounts paid or payable to unitholders, and then to allocate the remaining income, if any, to the unitholders. However, the pro forma adjustment for future income taxes has been based on the assumption that 50% of the

incremental cash flow would have been paid by Storm to the Trust as a royalty payment. Future tax expense is calculated based on the adjustments at an average rate of 40%.

(e) Income per trust unit

The number of trust units included in the basic weighted average number outstanding for the period ended March 31, 2004 was based on the weighted average number of trust units actually outstanding for the period, an equity issue of 1,600,000 trust units and the estimated 3,321,000 trust units issued under the terms of the Plan of Arrangement. The pro forma income available to unitholders was reduced by the interest applicable to the convertible debentures as if they were outstanding as at January 1, 2003.

The diluted weighted average number of trust units for the period ended March 31, 2004 was 22,506,713 which included an estimated portion of trust unit appreciation rights issued to the estimated new employees of Harvest. The pro forma income available to unitholders was reduced by the interest applicable to the convertible debentures as if they were outstanding as at January 1, 2003.

The number of trust units included in the basic weighted average number outstanding for the year ended December 31, 2003 was based on the weighted average number of trust units actually outstanding for the period, an equity issue of 1,600,000 trust units and the estimated 3,321,000 trust units issued under the terms of the Plan of Arrangement, and the 4,312,500 trust units issued under the terms of the underwriting agreement dated October 7, 2003. The pro forma income available to unitholders was reduced by the interest applicable to amounts drawn under the Equity Bridge Agreement.

The diluted weighted average number of trust units for the year ended December 31, 2003 was 24,770,589 which included an estimated portion of trust unit appreciation rights issued to the estimated new employees of Harvest, and 2,509,284 trust units with respect to the settlement of the amounts drawn under the Equity Bridge Agreement.

SCHEDULE D
MANAGEMENT'S DISCUSSION AND ANALYSIS

1. Management's Discussion and Analysis for the Year Ended December 31, 2003.

2. Management's Discussion and Analysis for the Three Months Ended March 30, 2004.

Management's Discussion and Analysis for the Year Ended December 31, 2003

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Forward-Looking Information

The following disclosure contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserves estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available at April 2004.

Certain Financial Reporting Measures

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas production industry in the following MD&A discussion. The measures discussed are widely accepted measures of performance and value within the industry, and are used by analysts and investors to compare and evaluate oil and natural gas producing entities. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader.

Natural gas is converted to an oil equivalent basis ("boe") utilizing a 6 mcf:1 bbl conversion ratio. This boe conversion may be misleading, if used in isolation. A boe conversion ratio of 6 mcf:1 bbl is based on an energy conversion method primarily applicable at the burner tip and does not necessarily represent a value equivalency at the wellhead.

Trust Overview

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high-quality, mature producing crude oil and natural gas properties. The Trust employs a conservative approach to the oil and natural gas production business, whereby it acquires high-working-interest, mature producing properties and employs unique management techniques. These techniques include diligent, hands-on management to maintain and maximize production rates, application of leading-edge technologies and operating practices, selective capital investment to maximize reserve recovery, enhancement of operational efficiencies to control and reduce expenses and unique marketing arrangements and corporate hedging techniques to effectively manage cash flow. During 2003 the Trust had operations in the Provost region of eastern Alberta and in the Carlyle region of southeastern Saskatchewan.

Industry Overview

Prices (average for the year)	2003	2002	Change
West Texas intermediate crude oil (US$ per barrel)	**$ 30.99**	$ 26.15	18.5%
Edmonton light crude oil ($ per barrel)	**43.77**	40.41	8.3%
Lloyd blend crude oil ($ per barrel)	**31.48**	30.73	2.4%
Bow River blend crude oil ($ per barrel)	**32.39**	31.77	2.0%
AECO natural gas ($ per mcf)	**6.67**	4.09	63.1%
Alberta Power Pool electricity price ($ per MWh)	**62.99**	43.93	43.4%
U.S./Canadian dollar exchange rate	**0.713**	0.637	12.0%
Bank of Canada bank rate	**3.19%**	2.70%	18.2%

The average price for world crude oil increased year-over-year, with the North American benchmark West Texas Intermediate ("WTI") crude oil price averaging US$30.99 per barrel in 2003, in comparison with US$26.15 for 2002. The price varied throughout the year with a low of US$25.24 and a high of US$37.83, primarily due to tensions in the Middle East and uncertainty regarding international supply. With low inventories persisting, uncertainty in Iraq and renewed possibility of turmoil in Venezuela, these fluctuating prices are expected to persist through at least the first part of 2004.

The differential between heavy and light crude oil is locally recognized in the pricing of Lloydminster and Bow River blend crude prices. Although heavy differentials widened in 2003, heavy prices followed light prices, increasing slightly during the year by 2.4 percent and 2 percent, respectively.

The exchange rate between the U.S. and Canadian dollars changed substantially during the year relative to 2002, with the Canadian dollar increasing in value by approximately 12 percent on an average annual basis. The increase in closing rate year-over-year was even more substantial, with the Canadian dollar closing at US$0.774 in comparison to US$0.635 as at December 31, 2003 and 2002 respectively. With no signs of the U.S. Federal Reserve supporting the U.S. dollar against worldwide currencies, the Canadian dollar is anticipated by many to remain strong relative to the U.S. dollar throughout the upcoming year.

The overall average price increase in WTI of approximately 18.5 percent during the year was mitigated by the 12 percent increase in the Canadian dollar versus the U.S. dollar. The benchmark for Canadian crude oil prices is the posted price for light crude oil delivered to Edmonton ("Edmonton Light"). The average Edmonton Light crude price increased by 8.3 percent in 2003. This increase was due to a combination of higher WTI prices offset by a stronger Canadian dollar.

The average Alberta Power Pool electricity price increased by approximately 43 percent over 2002, mostly due to the63 percent increase in the 2003 average AECO natural gas prices. Marginal electricity prices are driven by natural gas fired electrical generation in Alberta. There was also a slight increase of 5.5 percent in overall Alberta consumer demand which contributed to this price increase.

Acquisitions

During April and May, 2003 Harvest closed the acquisition of various interests in two properties in the Killarney area of Alberta. On the acquisition date the properties were producing approximately 925 boe per day. The properties, including an interest in two oil batteries, were acquired from two major oil and natural gas producers for $13.2 million and the issuance of 200,000 trust units. The cash consideration was financed through the Trust's credit facilities.

On June 27, 2003, Harvest completed the acquisition of all of the common shares and Net Profit Interest ("NPI") of a private company in exchange for total consideration of approximately $10.1 million (consisting of the issuance of 625,000 trust units, $3 million in cash and a $850,000 unsecured promissory note) plus the assumption of $2.8 million in bank debt and $2.3 million in working capital deficit. The oil and natural gas producing properties acquired provided production of approximately 1,350 boe per day at the acquisition date and include working interests ranging from 20 percent to 100 percent in the Amisk, Czar and Killarney areas, all of which are operated by the Trust.

On October 16, 2003, the Trust closed the acquisition of oil and natural gas properties producing about 5,200 boe per day in the Carlyle region of southeastern Saskatchewan. The total consideration for the properties was approximately $79.5 million, prior to adjustments and transaction costs.

Summary of Results

Financial ($000s except per trus unt)	Year ended Dec. 31, 2003	Period ended Dec.31, 2002	Quarterly Information for 2003 Q4	Q3	Q2	Q1
Revenue, net of royalties and hedging	**$ 84,015**	$ 18,955	$ 30,474	$ 21,181	$ 17,622	$ 14,738
Operating expense	**36,045**	6,396	12,984	9,661	6,596	6,804
Net operating income	**47,970**	12,559	17,490	11,520	11,026	7,934
Net income	**16,710**	5,136	6,043	5,751	1,180	3,736
Per trust unit, basic	**1.33**	3.69	0.37	0.46	0.10	0.36
Per trust unit, diluted	**1.29**	3.46	0.36	0.45	0.10	0.34
Per boe	**8.65**	6.81	4.42	5.50	1.37	5.05
Cash flow from operations	**46,487**	9,504	13,692	16,759	9,547	6,489
Per trust unit, basic (non-GAAP)	**3.69**	6.83	0.85	1.35	0.84	0.62
Per trust unit, diluted (non-GAAP)	**3.58**	6.43	0.82	1.31	0.82	0.60
Per boe	**11.54**	12.61	10.02	16.02	11.12	8.77
Sales Volumes						
Crude oil (bbls per day)	**10,758**	4,181	14,497	11,054	9,371	8,034
Natural gas liquids (bbls per day)	**64**	22	70	77	67	43
Natural gas (mcf per day)	**1,311**	624	1,744	1,453	1,161	875
Total (boe per day)	**11,040**	4,307	14,858	11,373	9,632	8,223

Sales Volumes

Harvest's production consists of light, medium and heavy crude oil, natural gas liquids, and natural gas from properties located in east central Alberta and southeastern Saskatchewan. Sales volumes, on a barrel of oil equivalent basis, averaged 11,040 boe per day for the year ended December 31, 2003, in comparison to 4,307 boe per day for the period ended December 31, 2002. In the fourth quarter of 2003, average crude oil and natural gas sales were 14,858 boe per day with the increase primarily due to acquisition of the properties in Saskatchewan in mid-October. The average daily sales volumes by product were as follows:

	Three months ended December 31, 2003		Year ended December 31, 2003		Period ended December 31, 2002	
Light and medium crude oil (bbls per day)	8,741	59%	5,314	48%	0	0%
Heavy crude oil (bbls per day)	5,756	39%	5,444	49%	4,181	97%
Total oil (bbls per day)	14,497	98%	10,758	97%	4,181	97%
Natural gas liquids (bbls per day)	70	0%	64	1%	22	1%
Total oil and natural gas liquids (bbls per day)	14,567	98%	10,822	98%	4,203	98%
Natural gas (mcf per day)	1,744	2%	1,311	2%	624	2%
Total (boe per day)	14,858	100%	11,040	100%	4,307	100%

Harvest exited 2003 with a daily production rate of approximately 15,400 boe per day, a 79 percent increase year-over year, which reflects the impact of the ongoing development optimization activities, and acquisitions throughout the year. In comparison, the exit rate for 2002 was approximately 8,600 boe per day.

Revenues

Revenues net of hedging loss and before royalties totaled $100.4 million for the year ended December 31, 2003 and $21.7 million for the period ended December 31, 2002, which was the result of average realized prices of $24.95 per boe and $28.79 per boe, respectively. For the three months ended December 31, 2003, revenue before royalties was $36.8 million, with an average realized price of $26.95 per boe. The increase in realized prices of approximately 13 percent in the fourth quarter versus the third quarter of 2003 was primarily due to the increase in the overall corporate quality (API gravity) of crude oil produced, and the addition of unhedged production as a result of the properties acquired in Saskatchewan.

Average product prices	Three months ended December 31, 2003	Year ended December 31, 2003	Period ended December 31, 2002
Light oil ($/bbl)	35.56	35.56	-
Medium oil ($/bbl)	32.18	32.18	34.21
Heavy oil ($/bbl)	27.34	27.34	22.63
Natural gas liquids ($/bbl)	29.92	29.92	37.64
Natural gas ($/mcf)	6.70	6.70	4.54
Combined average ($/boe)	29.13	29.62	30.13

Operating Netbacks

The following is a summary of Harvest's operating netbacks:

($/boe)	Three months ended December 31, 2003	Year ended December 31, 2003	Period ended December 31, 2002
Market price	$29.13	$29.62	$30.13
Hedging loss	2.18	4.67	1.34
Realized price	26.95	24.95	28.79
Royalties, net	4.66	4.07	3.64
Operating costs	9.50	8.94	8.49
Netback	$12.79	$11.94	$16.66

Harvest paid net royalties of $16.4 million during the year ended December 31, 2003 and $2.8 million during the period ended December 31, 2002, or approximately $4.07 per boe and $3.64 per boe, respectively. The net royalty amount for the year ended December 31, 2003 is comprised of $11.1 million in freehold royalties and freehold mineral tax, $5.2 million in Crown royalties and $0.8 million in gross overriding royalties net of $0.7 million in royalty income received. In comparison, the net royalty amount for the period ended December 31, 2002 was comprised of $1.5 million in freehold royalties and freehold mineral tax, $1.2 million in Crown royalties and $0.2 million in gross overriding royalties net of $0.1 million in royalty income received. For the three-months ended December 31, 2003, the net royalties paid were $6.4 million which is approximately a three percent increase over the previous quarter, due to the change in the Harvest royalty structure as a result of the addition of the Saskatchewan properties.

Harvest's operating expenses were $36.0 million for the year ended December 31, 2003 and $6.4 million for the period ended December 31, 2002 or approximately $8.94 per boe and $8.49 per boe, respectively. For the three months ended December 31, 2003 the operating costs were $13 million or $9.50 per boe. Harvest operates nearly all of its properties. Approximately 60 percent of Harvest's operating costs are in respect of electricity. Management has utilized fixed-price delivery contracts to mitigate electricity price risk within Alberta. For fiscal year 2004 Harvest anticipates realizing further benefits from its electricity hedges with approximately 25 MWh of its estimated Alberta electricity hedged at an average price of $45.34 per MWh. This accounts for approximately 89 percent of the electricity used in Alberta.

General and Administration Expenses

The portion of general and administrative expenditures charged against income totaled $4.3 million or $1.08 per boe for the year ended December 31, 2003, in comparison to $0.6 million or $0.77 per boe for the period ended December 31, 2002. During the year and period ended December 31, 2003 and December 31, 2002, $1.3 million and $0.2 million, respectively, of general and administrative costs were capitalized with regard to field enhancement and acquisition activities. For the three months ended December 31, 2003, general and administrative expenses were $2.2 million, an increase from the third quarter, primarily due to the application of the new CICA Handbook standard on stock-based compensation of approximately $0.2 million and an increase in general and administrative costs as a result of the Saskatchewan property acquisition.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $5.6 million and $2.6 million for the year and period ended December 31, 2003 and 2002, respectively. The amortization of deferred financing charges associated with fees to secure bank lending facilities amounted to $2.6 million and $0.2 million for the year and period ended, December 31, 2003 and 2002, respectively.

Depletion, Depreciation and Amortization and Future Site Reclamation Expenses

Harvest's depletion, depreciation, and amortization and site restoration provision totaled $33.7 million for the year ended December 31, 2003 and $5.7 million for the period ended December 31, 2002. The balance for the year ended December 31, 2003 is comprised of crude oil and natural gas properties' depletion and depreciation of $29.2 million, approximately $0.1 million for depreciation of office furniture and equipment, and $4.4 million for future abandonment and site restoration. The balance for the period ended December 31, 2002 is comprised of crude oil and natural gas properties' depletion and depreciation of $5.1 million, $23,000 for depreciation of office furniture and equipment, and $0.5 million for future abandonment and site restoration. The depletion rate for oil and natural gas properties was approximately $7.29 per boe for the year ended December 31, 2003 and $6.77 per boe for the period ended December 31, 2002, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred and capitalization of general and administrative expenses. The $1.08 per boe rate for the year ended December 31, 2003 and $0.72 per boe rate for the period ended December 31, 2002, used to provide for future site reclamation costs is founded on an estimate of ultimate net future expenditures of approximately $29.9 million as at December 31, 2003. The depreciation of office furniture

and equipment and leasehold improvement costs has been calculated on a straight-line basis ranging from 20 percent to 50 percent.

Income taxes
Income taxes for the year and period ended December 31, 2003 and 2002 are comprised of approximately $0.2 million and $0.1 million in Large Corporations Tax and $8.2 million and $1.3 million of recoveries of future income tax expense, respectively. Other than Large Corporations Tax, neither the Trust nor its operating subsidiaries are expected to pay cash taxes in 2004.

Liquidity and Capital Resources
The Trust's capital investment and operational enhancement programs, as well as current and future financial commitments, are expected to be supported by expected cash flow from operations and existing credit facilities while taking into account distributions to its unitholders.

The Trust's cash flow from operations and net income for the year ended December 31, 2003 was $46.5 million and $16.7 million, respectively, in comparison to $9.5 million and $5.1 million, respectively, for the period ended December 31, 2002. While the strengthening Canadian dollar reduced the cash flows from the sales of oil and natural gas, the impact was partially offset through the gains realized when the U.S.-denominated debt was repaid in the third quarter of 2003.

As at December 31, 2003 the Trust had working capital, excluding demand loan of $9.8 million, in comparison to working capital of $10.7 million at the same date in 2002.

The Trust's net debt (working capital plus demand loan) at December 31, 2003 was $53.6 million, an increase of $18.9 million in comparison to net debt of $34.7 million as at December 31, 2002. This increase is the result of property and corporate acquisitions throughout the year, which were partially financed with bank debt. On September 30, 2003, the Trust changed its debt structure by extinguishing a demand loan denominated in U.S. dollars, and replaced it with equity bridge financing and a credit agreement with a syndicate of Canadian financial institutions. This series of transactions lowered the overall effective interest rate on the Trust's debt, and has consolidated the financing requirements of counterparty collateral including a portion of the hedging activity.

During 2003 the Trust paid $29.1 million in unitholder distributions, of which $10.6 million was reinvested through the issue of 1,009,006 trust units under the Trust Unitholders' Distribution Reinvestment Plan ("DRIP"), reflecting 37 percent participation under the plan. The distributions paid amounted to $0.20 per month per trust unit for Unitholders on record at the last business day of each month. The Trust anticipates maintaining this distribution rate in 2004.

Excluding trust units issued under the DRIP, the Trust issued 6.8 million trust units during 2003 in relation to two equity financings, acquisition of a private corporation, exercise of warrants and the purchase of oil and natural gas properties.

Capital Expenditures
Capital expenditures totaled $135.3 million for the year ended December 31, 2003, in comparison to $76.9 million for the period ended December 31, 2002. Of these expenditures, acquisitions of oil and natural gas producing properties in eastern Alberta accounted for approximately $29.2 million, which complemented Harvest's current operations and production in this area. Additionally, Harvest purchased oil and natural gas properties in the Carlyle area in southeastern Saskatchewan for approximately $79.5 million.

The following table itemizes the balance of capital expenditures:

($000s)	Year ended December 31, 2003	Period ended December 31, 2002
Land and undeveloped lease rentals	**78**	-
Geological and geophysical	**182**	156
Drilling and completion	**10,095**	37
Well equipment, pipelines & facilities	**14,521**	144
Capitalized general and administrative expenses	**1,311**	174
Furniture, leaseholds & office equipment	**436**	236
Acquisitions	**108,677**	76,153
Total capital expenditures	**135,300**	76,900

Capital Fund
The Trust maintains a notional capital fund to ensure that funds derived from cash flow are available for future acquisitions and capital spending. As the capital fund is a notional item the fund is not specifically segregated in the financial statements. The capital fund balance is calculated as follows: prior period ending balance plus cash flow from operations and amounts financed with net proceeds from equity issues, net of distributions declared payable to unitholders and other equity charges (such as interest on equity bridge notes and convertible debentures), less capital and acquisition expenditures. The Trust does not segregate the capital fund nor is a liability recorded in the consolidated financial statements. The Trust's policy is to retain and contribute up to 50 percent of cash flow net of contributions to the notional capital fund.

At December 31, 2003 the capital fund balance was a deficit of $14.2 million which represents the portion of capital and acquisition expenditures financed with bank debt and working capital.

Future Liquidity Requirements
Harvest expects to continue with its plan to optimize current production with the use of the capital fund. From time to time the Trust may utilize external financing, through both debt and equity, to maintain its business plan of growing through acquisitions and the execution of its efficient capital programs. These requirements are subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest and foreign exchange rates. Adverse changes in these factors could require Harvest's management to alter the current business plan of the Trust. For fiscal year 2004 the Trust anticipates a capital program of approximately $34 million which will be funded with the capital fund, working capital management, prudent use of bank debt, DRIP activity and if necessary equity funding. Acquisitions will typically be funded with equity financings and additional bank debt resulting from an increase in the Trust's borrowing base as a result of the acquisition.

The Trust has been able to utilize equity to carry out its business plan. The financial capability of the Trust was enhanced by an issue of $60 million in convertible debentures bearing interest at nine percent per annum in January 2004. Access to lower cost of capital funding improves the Trust's ability to compete and cost-effectively carry out its business plan. Upon filing of its Annual Information Form in late 2003, the Trust became a qualified "POP" issuer, which allows the Trust to use a "short form" prospectus for equity financing. This means that the Trust can quickly and more easily access equity markets.

Off-Balance Sheet Arrangements
The Trust has a number of immaterial operating leases in place on moveable field equipment, vehicles and office space. The leases require periodic lease payments and are recorded as operating costs. The

Trust also finances its annual insurance premiums requirements, whereby a portion of the annual premium is deferred and paid monthly over the balance of the term.

Contractual Obligations

The Trust has entered into the following contractual obligations:

	Maturity			
Annual Contractual Obligation ($000s)	**Less than 1 year**	**Years 1 - 3**	**Years 4 - 5**	**After 5 Years**
Product transportation agreements	35	39	25	-
Operating and premise leases	293	646	646	-

The Trust also had $63.3 million of bank debt outstanding related to short-term borrowing through its revolving credit facility. The Trust intends to extend this facility on an ongoing basis as terms permit.

As at December 31, 2003 Harvest Operations Corp., the operating subsidiary of Harvest Energy Trust, had entered into physical and financial contracts for production with a current delivery of approximately 9,800 boe per day in 2004 and 2,500 boe per day in 2005. Harvest had also entered into financial contracts to minimize its exposure to fluctuating electricity prices and the U.S./Canadian dollar exchange rate. Please see Note 12 to the consolidated financial statements for further details.

The Trust has entered into a number of minor contractual obligations under operating leases and normal course oil and natural gas business relationships. All of these agreements are cancelable on a month-to-month basis, and do not require additional payment upon defeasance.

Critical Accounting Policies

The management of the Trust is required to make estimates and assumptions that affect the reported amounts of assets and liabilities when applying Canadian GAAP. The following is a discussion of the accounting policies that are deemed critical by management in the preparation of the financial results of the Trust.

Oil and Gas Accounting

The Trust follows the Canadian Institute of Chartered Accountants' (CICA) guideline for the full cost method of accounting for the oil and natural gas industry. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost centre. Maintenance and repair losses are charged against income, while renewals and enhancements that extend the economic life of the capital assets are capitalized. Any gains or losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20 percent or more. The provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of 6 mcf of natural gas to 1 bbl of oil. The reserve estimates used in these calculations can have a significant impact on net income, and any revision in these estimates could result in an increased depletion and depreciation expense. In addition, a downward revision of these reserve estimates could require an additional charge to income as a result of the computation of the prescribed ceiling test calculation under this guideline.

Site restoration and reclamation provision
The Trust provides for the cost of future site restoration and reclamation based on estimates by management using the unit-of-production method and associated reserve estimates. Management estimates the expected future costs to abandon and environmentally restore a well or battery site under specific environmental legislation. These estimates are characteristically difficult to assess due to their expected timing and associated costs at that future date. Due to this estimation, any revision of these expected costs or revisions in timing could affect the provision being charged to income.

Trust unit incentive plan
The Trust has established a trust unit incentive plan whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, employees, consultants and other service personnel. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downward from time to time based upon the cash distributions made on the trust units subject to a specific return as outlined in the trust unit rights incentive plan. Under GAAP, the Trust records a compensation expense associated with grants of trust unit rights based on the binomial model of valuation. The binomial model has been utilized by the Trust as it allows for the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to date of exercise. Further details regarding the Trust's trust unit incentive plan and assumptions and estimates used are included in Note 9 to the consolidated financial statements.

Changes in Accounting Policies
Trust unit incentive plan
The Trust has elected to prospectively adopt the amendments to CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments". Under this section, the Trust has chosen to recognize compensation expense when trust unit rights are granted under the trust unit incentive plan on a prospective basis. As such, compensation expense has been calculated on all trust unit rights issued on or subsequent to January 1, 2003. The fair value of trust unit rights issued has been determined using a binomial option pricing model.

Changes in Accounting Standards
The following is a list of changes to accounting standards, at April 2004, that will affect the financial reporting of the Trust in the upcoming year:

Asset retirement obligation
The CICA has issued a new Handbook section 3110 "Accounting for Asset Retirement Obligation" which requires that entities recognize the liability associated with the fair value of future site reclamation and abandonment costs in the financial statements at the time when the liability is incurred. The new standard is effective for fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. The Trust has elected to adopt this standard in the upcoming fiscal year.

Full cost accounting guideline
In September 2003 the CICA issued Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The guideline replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry" and is effective for fiscal years beginning on or after January 1, 2004. Under the new guideline the definition for proved and probable reserves has been changed to correspond to the new reserve definitions under the recently issued National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" issued by the Canadian Securities Administrators. These changes include modifications to the ceiling test calculation, additional disclosure within the notes to the financial statements and changes in accounting for disposals of properties other than by sale. The Trust has elected to adopt this standard in the upcoming fiscal year.

Hedging
In December 2001 the CICA issued Accounting Guideline 13 "Hedging Relationships", which provides guidance on the identification, designation, documentation and measurement of the effectiveness of hedging relationships for the purposes of applying hedge accounting. This guideline is effective for fiscal years beginning on or after July 1, 2003. The Trust implemented the requirements of this guideline in 2003.

Transactions with Related Parties
A director and a corporation controlled by a director of Harvest Operations Corp., have advanced $58.5 million and were repaid $35.5 million during the year ended December 31, 2003. In addition, interest totaling nearly $0.3 million was paid in respect of these advances. Also during the year, a corporation controlled by a director of Harvest Operations Corp. exercised a warrant to purchase 150,000 trust units for proceeds of $150,000. The funds generated in these transactions were used for ongoing operations and acquisition activities of the Trust. The terms under these agreements and amounts transacted were based upon arms-length fair market values at the time. A corporation controlled by a director of Harvest Operations Corp. sublets office space and is provided administrative services at fair market value.

Risk Management Activities
All of Harvest's risk management activities are carried out under policies approved by the Board of Directors. Harvest intends to execute its business plan to create value for unitholders by paying stable monthly distributions and increasing the net asset value per trust unit. Harvest's management has identified the following risks associated with the Trust's business:

- Operational risk associated with the production of oil and natural gas;
- Reserve risk with respect to the quantity of recoverable reserves;
- Commodity price risk, as oil and natural gas prices fluctuate due to market forces;
- Financial risks, such as volatility in equity markets, foreign exchange rates, interest rates, and credit risk and debt service obligation;
- Environmental, health and safety risks associated with well and production facilities; and
- Changing government policy risks, including revisions to royalty legislation, income tax laws, and incentive programs related to the oil and natural gas industry.

Under Harvest's risk management policies approved by the Board of Directors the Trust intends to mitigate risks listed on page 32 as follows:

Operational risk:

- Applying a proactive management approach to Harvest's properties;
- Selectively adding skilled and experienced employees and providing encouragement and opportunities to maintain and improve technical competence; and
- Remunerating employees with a combination of average industry salary and benefits combined with a merit-based bonus plan to reward success in execution of the Trust's business plan.

Reserve risk:

- Acquiring oil and natural gas properties that have high-quality reservoirs combined with mature, predictable and reliable production and thus reduce technical uncertainty;
- Subjecting all property acquisitions to rigorous operational, geological, financial and environmental review; and
- Pursuing a capital expenditure program to reduce production decline rates, improve operating efficiency and increase ultimate recovery of the resource-in-place.

Commodity price risk:

- Maintaining a risk-management policy and committee to continuously review effectiveness of existing actions, identify new or developing issues and devise and recommend to the Board of Directors action to be taken;

- Maintaining a program to hedge (via utilizing swaps, collars and option contracts) commodity prices and electricity costs with a portfolio of credit-worthy counterparties; and
- Maintaining a low cost structure to maximize product netbacks.

Financial risk:
- Monitoring financial markets to ensure the cost of debt and equity capital is kept as low as reasonably possible;
- Retaining up to 50 percent of the cash available for distribution to finance capital expenditures and future property acquisitions;
- Monitoring the Trust's financial position and foreign exchange markets with the intent of taking the steps necessary to minimize the impact of fluctuations in foreign currency exchange rates;
- Comparing actual financial performance against pre-determined expectations and making changes where necessary; and
- Carrying adequate insurance to cover losses and business interruption.

Environmental, health and safety risks:
- Adhering to the Trust's safety program and keeping abreast of current industry practices;
- Committing funds on an ongoing basis, toward the remediation of potential environmental issues; and
- Accumulating sufficient cash resources to pay for future abandonment and site restoration costs.

Regulatory risks:
- Retaining an experienced, diverse and actively involved Board of Directors to ensure good corporate governance; and
- Engaging technical specialists when necessary to advise and assist with the implementation of policies and procedures to assist in dealing with the changing regulatory environment.

As at December 31 2003, Harvest Operations Corp. has entered into market price, physical contracts with a current average delivery of approximately 5,825 boe per day for 2004 and 1,000 boe per day for 2005. Harvest has also entered into financial swap and collared contracts for WTI crude oil, Lloydminster blend differential, U.S./Canadian dollar exchange rate, electricity and natural gas heat rate, the combined result of which was a mark to market unrealized loss of $12.5 million as at December 31, 2003. Please refer to Note 12 to the consolidated financial statements for further information.

The following table summarizes the risk management activities undertaken by the Trust, the volumes hedged and the associated unrecognized mark to market gains and losses as at December 31, 2003:

	Maturity		
	2004	**2005**	**2006**
Volumes Hedged			
West Texas Intermediate crude oil price-based swaps (bbls per day)	4,286	1,033	-
West Texas Intermediate crude oil price-based collars (bbls per day)	5,500	-	-
Lloydminister blend crude oil price based swaps (bbls per day)	3,500	-	-
Alberta electricity price-based swaps (MWh)	25	15	3
Electricity heat rate (GJ/MWh)	-	5	-
Canadian/U.S. dollar based swap (Cdn $ million)	3	-	-

Mark to Market Gains (Losses) ($000s)			
West Texas Intermediate crude oil price-based swaps	(12,520)	(2,177)	-
West Texas Intermediate crude oil price-based collars	(4,399)	-	-
Lloydminister blend crude oil price-based swaps	2,146	-	-
Alberta electricity price-based swaps	1,785	763	153
Electricity heat rate	-	46	-
Canadian/U.S. dollar based swap	1,735	-	-
Net gains (losses)	(11,253)	(1,368)	153

Under Harvest's risk management policy the Trust's management enters into crude oil-based financial and physical contracts to mitigate the risk of price volatility for its expected production. Management also enters into electricity price-based swaps to assist in maintaining stable operating costs. Finally, as a further means to manage revenue risks, management has entered into foreign exchange contracts to minimize the effect of adverse fluctuations in the value of the Canadian dollar relative to the U.S. dollar. Readers are advised to refer to the notes to the consolidated financial statements of Harvest for the year ended December 31, 2003 for additional information on these contracts.

Taxability of Cash Distributions paid to Unitholders

Cash distributions are comprised of a return-of-capital portion (tax-deferred) and a return-on-capital portion (taxable). For cash distributions received by a Canadian resident, outside of a registered pension or retirement plan, the distribution declared in December 2002 and paid in January 2003 was deemed to be 100 percent tax-deferred. For the distributions declared in 2003 and paid in the months of February 2003 through January 2004, 41 percent of the distributions are taxable and 59 percent are tax-deferred.

Key Performance Indicators and 2004 Outlook

Based upon current operations, the following table provides guidance in respect to 2004 and relative performance for the past year:

	Performance Goals 2004	**Results 2003**
Daily production (boe per day)	15,000 - 15,500	**11,040**
Average royalty rate	15% - 17%	**13.8%**
Operating expense ($/boe)	$10.00 - $10.50	**$8.94**

Harvest plans to continue with its business plan of acquiring and operating high-quality, mature crude oil and natural gas properties that are enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new areas in the Western Canada Sedimentary Basin that can provide the required growth and stability for sustainable distributions and asset value per unit.

It is important to note that the above figures are estimates based upon management's current expectations. The ultimate results may vary, perhaps materially.

The table below indicates the impact of changes to key variables on Harvest's cash flow including the impacts of the hedging program.

Sensitivities

	Variable				
	WTI US$ per bbl	Heavy Oil Lloydminister Blend Differential US$ per bbl	Crude Oil production bbl per day	Canadian bank prime rate	Foreign exchange Cdn./U.S.
Assumption	$32.00	$9.00 US	15,000	4.25%	1.32
Change (plus or minus)	$1.00 US	$1.00 US	1,000	1.00%	0.01
Cash flow from operations ($000's)	$1,700	$1,900	$6,300	$421	$800
Per trust unit, basic	$0.10	$0.11	$0.36	$0.03	$0.05
Per trust unit, diluted	$0.10	$0.11	$0.36	$0.03	$0.05
Payout ratio	2.0%	2.3%	7.5%	0.5%	1.0%

Management's Discussion and Analysis for the Three Months Ended March 31, 2004

Management's discussion and analysis ("MD&A") of Harvest Energy Trust's ("Harvest" or the "Trust") financial condition and results of operations should be read in conjunction with Harvest's audited consolidated financial statements and accompanying notes for the year ended December 31, 2003.

Forward-Looking Information

The following disclosure contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to, factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserves estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available at May 2004.

Certain Financial Reporting Measures

The Trust has used certain measures of financial reporting that are commonly used as benchmarks within the oil and natural gas production industry in the following MD&A discussion. The measures discussed are widely accepted measures of performance and value within the industry, and are used by analysts and investors to compare and evaluate oil and natural gas producing entities. These measures are not defined under Canadian generally accepted accounting principles ("GAAP") and should not be considered in isolation or as an alternative to conventional GAAP measures. Certain of these measures are not necessarily comparable to a similarly titled measure of another company or trust. When these measures are used, they are defined as "non-GAAP" and should be given careful consideration by the reader.

Trust Overview

Harvest Energy Trust is an oil and natural gas royalty trust, which focuses on the operation of high quality, mature properties. The Trust employs a conservative approach to the oil and natural gas production business, whereby it acquires high working interest, mature producing properties and employs distinct management techniques. These techniques include diligent, hands-on management to maintain and maximize production rates, application of technologies and selective capital investment to maximize reservoir recovery, enhancing operational efficiencies to control and reduce expenses, unique marketing arrangements and corporate hedging techniques to effectively manage cash flow. The Trust has operations in the Provost region of Eastern Alberta and in the Carlyle region of Southeastern Saskatchewan.

Industry Overview

Prices	(average for the three month period ended) March 31, 2004	March 31, 2003	% Change
West Texas intermediate crude oil (US$ per barrel)	$ 35.25	$ 33.80	4%
Edmonton light crude ($ per barrel)	45.68	50.96	-10%
Lloyd blend crude oil ($ per barrel)	33.22	38.48	-14%
Bow river blend crude oil ($ per barrel)	34.74	39.70	-12%
AECO natural gas ($ per mcf)	6.44	8.44	-24%
Alberta Power Pool electricity price ($ per MWh)	48.83	83.91	-42%
U.S. / Canadian dollar exchange rate (US$)	1.318	1.510	-13%
Bank of Canada bank rate	2.72%	3.08%	-12%

The average price for world crude oil increased period over period, with the North American benchmark West Texas Intermediate crude oil price averaging U.S. $35.25 in the first three months of 2004, in comparison with U.S. $33.80 for the same period in 2003, primarily due to increased international demand, low inventory levels and geo-political uncertainty. With continued geo-political uncertainty in the Middle East and strong demand for crude oil, particularly for gasoline, robust commodity prices are expected to persist through the remainder of 2004.

The exchange rate trend between the U.S. and Canadian dollars showed an increase in the value of the Canadian dollar in 2003. During the three months ended March 31, 2004 relative to the corresponding period of 2003 the average U.S. / Canadian dollar exchange rate increased in value by approximately 12.7%. Recently, due to growing employment levels and anticipation in increases in interest rates in the U.S., the value of the Canadian dollar has retreated. Significantly volatility is anticipated over the remainder of 2004.

Even though the price of WTI in U.S. dollars has increased period on period, crude prices in Canadian dollar terms suffered primarily as a result of the strengthening of the Canadian versus the U.S. dollar. The overall average price increase in the price of WTI was approximately 4.3%, was mitigated by the 12.7% increase in the value of the Canadian dollar relative to the U.S. dollar. This is evidenced by the 10.4% decrease in the average price received for Edmonton light (posted price for light oil delivered to Edmonton) during the first quarter of 2004 relative to the same period of 2003.

The differential between heavy and light crude oil is locally recognized in the pricing of Lloyd and Bow River blend crude prices. Quarter on quarter these differentials widened slightly in Canadian dollar terms

The average Alberta Electricity System Operator (AESO) electricity price decreased approximately 42% over the same period in 2003. The decrease is due to a combination of factors, including: the 24% decrease in the average AECO natural gas prices, reduction in demand loads as a result of winter weather conditions and electrical generation facilities that were under maintenance in the first quarter of 2003 were in production in 2004.

Summary of Quarterly Results

		(Restated - Refer to note 3 of the consolidated financial statements)			
	2004	2003			
Financial	Q1	Q4	Q3	Q2	Q1
Revenue, net of royalties and hedging	$ 30,418	$ 30,474	$ 21,181	$ 17,622	$ 14,738
Operating expense	13,674	12,984	9,661	6,596	6,804
Net operating income	$ 16,744	$ 17,490	$ 11,520	$ 11,026	$ 7,934
Net income (loss)	(1,065)	6,134	5,673	1,063	3,468
Per trust unit, basic	(0.06)	0.38	0.45	0.09	0.33
Per trust unit, diluted	(0.06)	0.37	0.44	0.09	0.31
Per BOE	(0.79)	4.49	5.42	1.21	4.69
Cash flow from operations	14,839	13,115	16,759	9,547	6,489
Per trust unit, basic (non GAAP)	0.87	0.81	1.35	0.84	0.62
Per trust unit, diluted (non GAAP)	0.84	0.79	1.31	0.82	0.60
Per BOE	11.00	9.59	16.02	11.12	8.77
Sales Volumes					
Crude oil (bbl/d)	14,626	14,497	11,054	9,371	8,034
Natural gas liquids (bbl/d)	50	70	77	67	43
Natural gas (mcf/d)	915	1,744	1,453	1,161	875
Total (BOE/d)	14,829	14,858	11,373	9,632	8,223

Sales Volumes

Harvest's production consists of light, medium and heavy crude oil, natural gas liquids, and natural gas from properties located in East Central Alberta and Southeastern Saskatchewan. Sales volumes, on a barrel of oil equivalent, averaged 14,829 BOE/d, in comparison to 8,223 BOE/d for the three month period ended March 31, 2004 and 2003, respectively. The increased average production in the first quarter of 2004, when compared to the first quarter of 2003, reflects the impact of acquisitions completed in the last three calendar quarters of 2003 and the ongoing optimization and development programs conducted by Harvest on its oil and natural gas properties.

The average production for the first three months of 2004 of 14,829 BOD/d is slightly lower than the 14,858 recorded in the fourth quarter of 2004. This is due to natural production declines, extremely cold weather related field outages and equipment failure and weather related delays in the performance of the planned optimization and development activities planned to maintain or increase production during the first three months of 2004.

The average daily sales volumes by product were as follows:

	Three month period ended March 31, 2004		Three month period ended March 31, 2003	
Light crude oil (Bbls/d)	5,053	34%	-	0%
Medium crude oil (Bbls/d)	4,150	28%	3,181	39%
Heavy crude oil (Bbls/d)	5,423	37%	4,853	59%
Total oil (Bbls/d)	14,626	99%	8,034	98%
Natural gas liquids (Bbls/d)	50	0%	43	1%
Total oil and natural gas liquids (Bbls/d)	14,676	99%	8,077	98%
Natural gas (mcf/d)	915	1%	875	2%
Total oil equivalent (6:1 BOE/d)	14,829	100%	8,223	100%

Harvest exited March 31, 2004 with a daily production rate of approximately 15,200 BOE/d, a 76% increase over the exit rate of 8,627 BOE/d for the period ended March 31, 2003.

The average production rate of 14,829 BOE/d is about the same as the expectations imbedded within the 2004 performance goal of 15,000 – 15,500 BOE/d average disclosed in the MD&A for December 31, 2003. On April 19, 2004 Harvest announced the acquisition of Storm Energy Ltd. ("Storm") via a plan of arrangement. Assuming that this transaction is completed prior to the end of June 2004, Harvest anticipates that 2004 production will increase by approximately 2,000 BOE/d and thus average 17,000 – 17,500 BOE/d.

Revenues

Revenues net of hedging loss and before royalties totaled $38.4 million and $17.7 million which was the result of the Harvest average realized prices of $35.20 and $35.44 per barrel of oil equivalent for the periods ended March 31, 2004 and 2003, respectively. The relative similarity in realized prices period over period is somewhat misleading, as the overall, higher priced, corporate quality (API gravity) of crude increased substantially quarter over quarter offset by a decrease in the overall benchmark for Canadian crude.

	Three month period ended March 31, 2004	Three month period ended March 31, 2003
Product prices:		
Light oil ($/bbl)	$ 41.09	$ -
Medium oil ($/bbl)	36.44	41.60
Heavy oil ($/bbl)	28.79	31.16
Natural gas liquids ($/bbl)	35.00	39.00
Natural gas ($/mcf)	5.46	7.05
BOE ($/BOE)	$ 35.20	$ 35.44

Operating Netbacks

The following is a summary of Harvest's operating netbacks:

	(Amounts are expressed on a $ per barrel of oil equivalent)	
	Three month period ended	Three month period ended
	March 31, 2004	March 31, 2004
Market price	**$35.20**	$35.44
Realized hedging loss	**6.71**	11.58
Realized price	**28.49**	23.86
Royalties, net	**5.95**	3.95
Operating costs	**10.13**	9.19
Netback	**$12.41**	$10.72

Harvest paid net royalties of $8.0 million and $2.9 million during the period ended March 31, 2004 and 2003, or approximately $5.95 per BOE and $3.95 per BOE, respectively. The net royalty amount for the three month period ended March 31, 2004 is comprised of $4.8 million in freehold royalties and freehold mineral tax, $3.0 million in crown royalties and $1.2 million in gross overriding royalties net of $1.0 million in royalty income received. In comparison, the net royalty amount for the three month period ended March 31, 2003 was comprised of $2.1 million in freehold royalties and freehold mineral tax, $0.7 million in crown royalties and $0.2 million in gross overriding royalties net of $0.1 million in royalty income received. The net realized royalty percentage with respect to revenue has increased to 16.9% versus 11.1% over the prior year's quarter. This is due to the change in Harvest's royalty structure as the result of the addition of the higher royalty burdened Saskatchewan properties.

Harvest's operating expenses were $13.7 million and $6.8 million or approximately $10.13 and $9.19 per BOE for the three month periods ended March 31, 2004 and 2003, respectively. The $0.94 per BOE ($10.13 less $9.19) year over year increase in unit operating expenses reflects the cost associated with incremental medium and heavy oil production and the addition of the higher per unit operating costs properties in Saskatchewan.

Approximately 40% of Harvest's respective operating costs are related to the consumption of electricity in the first quarter of 2004. Management has utilized fixed price delivery contracts to mitigate electricity price risk within Alberta. For the remainder of fiscal year 2004 Harvest anticipates realizing further benefits from its electricity hedges with approximately 25 MWh of its estimated Alberta electricity hedged at an average price of $45.34 per MWh.

The $10.13 per BOE figure for the first quarter of 2004 is in line with Harvest's performance goals set out in the December 31, 2003 MD&A. The impact of the further efficiencies realized from the Harvest capital program and

additional production from the Storm purchase is an anticipated reduction in the overall 2004 average operating expenses to approximately $9.75 - $10.25 per BOE.

General and Administration Expenses

The portion of general and administrative expenditures charged against income totaled $1.6 million or $1.15 per BOE for the three month period ended March 31, 2004, in comparison to $0.7 million or $0.99 per BOE for the three month period ended March 31, 2003. The increase in general and administrative expenses on a per BOE basis quarter over quarter, is the direct result of approximately $0.2 million in expenses related to unit appreciation right expenses, as the result of adoption of the new CICA HB section on stock based compensation, and additional staff and systems required to operate a growing enterprise. The impact on Harvest of the Storm transaction on general and administrative expenses charged against income is anticipated to be a decrease to about $1.00 per BOE for the 2004 calendar year due to anticipated economies of scale.

During the respective periods ended March 31, 2004 and 2003, $0.6 million and $0.2 million of general and administrative costs were capitalized with regards to field enhancement and acquisition activities. The development and optimization opportunities associated with the properties to be added through the Storm transaction will mean that the 2004 capitalized general and administrative expenditures will total nearly $2.4 million.

Interest Expense and Amortization of Deferred Financing Charges

Interest expense and deferred financing charges amounted to $1.3 million and $1.1 million for the period ended March 31, 2004 and 2003, respectively.

Depletion, Depreciation and Accretion

Harvest's depletion, depreciation, and accretion totaled $12.1 million and $6.2 million for the three month periods ended March 31, 2004 and 2003, respectively. This balance is primarily comprised of crude oil and natural gas properties depletion and depreciation of $9.5 million and $5.2 million, depletion of capitalized asset retirement costs of $1.8 million and $0.7 million and approximately $0.8 million and $0.3 million for accretion on the asset retirement obligation for the periods ended March 31, 2004 and 2003, respectively. The depletion rate for oil and natural gas properties was approximately $8.98 and $7.50 per BOE for the respective periods, and is based on the costs of the oil and natural gas properties purchased, capital expenditures incurred, capitalization of general and administrative expenses and the long-lived asset retirement costs.

Future taxes

Future tax recoveries for the three month period ended March 31, 2004 and 2003 ended are comprised of approximately $2.6 million and $1.1 million, respectively. Other than large corporations tax, neither the Trust nor its operating subsidiaries are expected to pay cash taxes in 2004.

The anticipated value of the tax pools associated with the Storm transaction will be less than the net assets acquired. This will result in a decrease in the future tax recovery currently recorded and disclosed as an asset on Harvest's balance sheet. The precise impact has not been determined as Harvest, Storm and our advisors are reviewing various alternatives associated with the contemplated transaction. Nonetheless, following completion of the Storm transaction, other than an increase in large corporation tax, neither the Trust nor its operating subsidiaries anticipate paying cash income taxes in 2004.

Liquidity and Capital Resources

The Trust's capital investment and operational enhancement programs, as well as current financial commitments are expected to be supported by cash flow generated by operations, bank credit facilities and unitholder reinvestment of distributions paid to the Trust through the distribution reinvestment plan.

The Trust's cash flow from operations and net loss for the three month period ended March 31, 2004 was $14.8 million and $1.1 million, in comparison to cash flow from operations and net income of $6.5 million and $3.5 million respectively, for the corresponding period ended 2003. The net loss of $1.1 million recorded in the first quarter of 2004 includes a $5.5 million non-cash loss ($3.5 million loss after tax) relating to mark to market accounting on certain commodity derivative contracts as required under the new hedge accounting standard. The net income before the non-cash charges was $1.4 million ($0.14 per weighted average trust unit outstanding). There was no impact on cash flow from operations as a result of this change.

As at March 31, 2004 and December 31, 2003 the Trust had working capital, excluding the demand loan, of $7.0 million and $6.5 million respectively.

The Trust's net debt (working capital plus demand loan) at March 31, 2004 was $28.7 million, which is a decrease of $24.9 million in comparison to net debt of $53.6 million as at December 31, 2003. The decrease is primarily the result of the issue of convertible debentures on January 29, 2004, from which the Trust received gross proceeds of $60 million and approximately $57.3 million net of issue costs. Funds from this financing was utilized to repay the $25 million balance of the equity bridge notes issued in the fourth quarter of 2003 with the $32.3 million balance being applied to the demand loan and working capital.

During the first quarter of 2004, the Trust declared $10.3 million in distributions payable to unitholders; $0.20 per trust unit for each of January, February and March 2004. Of the distributions paid, $1.2 million was reinvested into the Trust by unitholders through the issue of 94,844 trust units under the Trust Unitholders' Distribution Reinvestment Plan ("DRIP"). This reflects 12% participation under the DRIP. The Trust anticipates maintaining this distribution rate of $0.20 per trust unit per calendar month in 2004. The distributions will be financed with cash flow generated by operations.

Capital Expenditures

Capital expenditures totaled $12.0 million for the three month period ended March 31, 2004, in comparison to $5.9 million for the same period ended 2003. During both periods, the capital expenditures were dedicated to ongoing optimization and development of existing assets.

Excluding the Storm acquisition Harvest anticipates 2004 capital expenditures of approximately $35 million for the year ending December 31, 2004. The $189 million Storm purchase is currently anticipated to lead to an increase in capital spending of approximately $7.0 million. Thus following completion of the Storm transaction, the anticipated total 2004 optimization and development expenditures will be increased to about $42 million.

Capital Fund

The Trust maintains a notional Capital Fund to ensure that funds derived from cash flow are available for future acquisitions and capital spending. As the Capital Fund is a notional item, the fund is not specifically segregated in the financial statements. The Capital Fund balance is calculated as follows: prior period ending balance plus cash flow from operations and amounts financed with net proceeds from equity issues, less distributions declared payable to unitholders and other equity charges (such as interest on Equity Bridge Notes and convertible debentures) less capital and acquisition expenditures. The Trust does not segregate the Capital Fund nor is a liability recorded in the consolidated financial statements. The Trust's policy is to retain and contribute up to 50% of cash flow as contributions to the notional Capital Fund.

At March 31, 2004 the Capital Fund balance was $10.9 million which has been applied to reduce bank debt.

Reclamation Fund

Site restoration involves the surface clean up and reclamation of well sites and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantling facilities and reclamation of theses properties. Harvest's total estimated future costs, net of related salvage values, are $35.2 million.

The Board of Directors has established a notional fund to ensure that cash is available to carry out the future site restoration and reclamation work. This fund is notional and the fund is not specifically segregated in the financial statements. The amounts allocated under the fund restrict the utilization of the borrowing base under Harvest's bank credit facilities. The amount currently being accrued is $250,000 per month less actual site restoration and reclamation expenditures incurred. The monthly accrual amount is reviewed annually by Management and the Board of Directors and is adjusted as required.

Future Liquidity Requirements

Harvest intends to continue with its plan to optimize current production with the use of the Capital Fund. From time to time the Trust may require external financing, through both debt and equity, to maintain its business plan of growing through acquisitions and capital expenditures. Access to Harvest obtaining the necessary financing is subject to external factors including, but not limited to, fluctuations in equity and commodity markets, economic downturns and interest and foreign exchange rates. Adverse changes in these factors could require Harvest's Management to alter the current business plan of the Trust.

Harvest anticipates a significant increase in its bank credit facilities or bank calculated borrowing base, based upon the performance of Harvest's existing asset base and the incremental lending value resulting from soon to be acquired Storm assets. The incremental borrowing capacity combined with the issue of trust units elected by Storm shareholders and the assumed Storm working capital is expected to be sufficient to close the $189 million Storm transaction. However, dependent upon market conditions, the Trust will consider additional equity issues in the form of convertible debentures or trust units to strengthen the balance sheet, expand the capital program or to finance additional acquisitions. The Trust currently has access to and may also utilize bridge financing, similar to that used in 2003, if required.

Following the Storm purchase the Trust anticipates that the remaining borrowing capacity, cash flow generated from operating activities and funds from the DRIP will be sufficient for the Trust to pay unitholder distributions of $0.20 per trust unit per month, pay the interest obligations associated with the convertible debentures at the end of May 2004 and November 2004 and carry out the anticipated optimization and development plan currently contemplated.

Off-Balance Sheet Arrangements

The Trust has a number of non-material operating leases attributable to moveable field equipment and vehicles. These leases require periodic lease payments and are recorded as operating costs. The Trust also finances its corporate insurance requirements, whereby a portion of the annual premium is deferred and paid monthly over the balance of the term.

Contractual Obligations

The Trust has entered into the following contractual obligations:

	Maturity			
	Less than			
Annual Contractual Obligation ($ thousands)	1 year	Years 1 - 3	Years 4 - 5	After 5 Years
Product transportation agreements	35	39	25	-
Operating and premise leases	275	646	646	-

At March 31, 2004, the Trust also had $35.6 million of bank debt outstanding related to short term borrowing through its revolving credit facility and approximately $3.3 million in letters of credit issued primarily to electricity suppliers.

As at March 31, 2004 Harvest Operations Corp. has entered into physical and financial contracts for production with average deliveries of approximately 9,700 barrels per day for the balance of 2004 and 2,800 barrels per day in 2005. Harvest has also entered into financial contracts to minimize its exposure to fluctuating electricity prices and the US / Canadian dollar exchange rate. Please see Note 8 in the Consolidated Financial Statements for further details.

The Trust has entered into a number of insignificant contractual obligations under operating leases and normal course oil and natural gas business relationships. All of these agreements are cancelable on a month to month basis, and do not require additional payment upon defeasance.

Critical Accounting Policies

The Management of the Trust is required to make estimates and assumptions that affect the reported amounts of assets and liabilities when applying Canadian generally accepted accounting principles. The following is a discussion of the accounting policies that are deemed critical by Management in the preparation of the financial results of the Trust.

Oil and Natural Gas Accounting

The Trust follows the Canadian Institute of Chartered Accountants guideline for the full cost method of accounting for the oil and natural gas industry. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. The maintenance and repairs are charged against income, and renewals and enhancements that extend the economic life of the capital assets are capitalized. Any gains or losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more. The provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production

method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil. The reserve estimates used in these calculations can have a significant impact on the net income, and any revision in this estimate could result in a material change to depletion and depreciation expense. In addition, a downward revision of this reserve estimate could require an additional charge against income as a result of the ceiling test calculation prescribed under this guideline. Note 2 to the Consolidated Financial Statements discloses the application of this accounting policy by Harvest.

Asset retirement obligation

The Trust provides for the cost of future site restoration and reclamation based on estimates by Management. These estimates are applied against earnings and to the asset retirement obligation liability account over the expected service life of the underlying assets. Management estimates the expected future costs to abandon and environmentally restore a well or battery site under specific environmental legislation and regulations. These estimates are characteristically difficult to assess due to their expected timing and associated costs at that future date. Due to this estimation, any upward revision of these expected costs or revisions in timing could adversely affect the amount being charged to income. Further details regarding the Trust's asset retirement obligation is disclosed in Note 2 and Note 3 of the Consolidated Financial Statements. Note 2 to the Consolidated Financial Statements discloses the application of this accounting policy by Harvest.

Trust unit incentive plan

The Trust has established a trust unit incentive plan whereby the Trust is authorized to grant to directors, officers, employees, consultants and other service personnel non-transferable rights to purchase trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units subject to a specific return as outlined in the Trust Units Rights Incentive Plan. Under GAAP the Trust records a compensation expense based on the binomial model of valuation. The binomial model has been utilized by the Trust as it allows for the estimation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to date of exercise. Management is required to make certain assumptions and estimates when applying the binomial model. Further details regarding the Trust's trust unit incentive plan and assumptions and estimates used are included in the Note 6 of the Consolidated Financial Statements.

Changes in Accounting Policies

Asset retirement obligation

The Effective January 1, 2004 the Trust has adopted the CICA Handbook standard for accounting for asset retirement obligation. The new standard requires the Trust to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived

assets that result from the acquisition, construction, development, and the normal use of the assets. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and depleted and depreciated using a unit of production method over estimated gross proved reserves. Subsequent to the initial measurement of the asset retirement obligations, the obligations are adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Trust has retroactively applied this standard, and restated prior periods presented for comparability purposes, refer to Note 3 of the Consolidated Financial Statements for specific changes in respect of the application of this accounting standard.

Oil and Natural Gas Accounting

Effective January 1, 2004, the Trust has adopted the CICA Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The changes under the new guideline include modifications to the ceiling test and depletion and depreciation calculations. There were no changes to the net income, property plant and equipment or any other financial statement amount as a result of the implementations of this guideline.

Changes in Accounting Standards

Note 2 to the Consolidated Financial Statements describes Harvest's application of each of the accounting standards discussed below. The following is a list of changes to accounting standards that will affect the financial reporting of the Trust in the upcoming year as at April 2004:

Asset retirement obligation

The CICA has issued a new Handbook section 3110 "Accounting for Asset Retirement Obligation" which requires that entities recognize the liability associated with the fair value of future site reclamation and abandonment costs in the financial statements at the time when the liability is incurred. The new standard is effective for fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. The Trust has elected to adopt this standard in the upcoming fiscal year.

Full cost accounting guideline

In September 2003 the CICA issued Accounting Guideline 16 "Oil and Gas Accounting – Full Cost". The guideline replaces Accounting Guideline 5 "Full Cost Accounting in the Oil and Gas Industry" and is effective for fiscal years beginning on or after January 1, 2004, with earlier adoption encouraged. Under the new guideline the definition for proved and probable reserves has been changed to comply with the new reserve definitions under the recently issued National Instrument 51-101 "Standards of Disclosure for Oil and Gas Activities" issued by the Canadian Securities Administrators. These changes include modifications to the ceiling test calculation, additional disclosure within the notes to the financial statements and changes in accounting for disposals of properties other than by sale. The Trust has elected to adopt this standard in the upcoming fiscal year.

Hedging

In December 2001 the CICA issued Accounting Guideline 13 "Hedging Relationships" that provides guidance on the identification, designation, documentation and measurement of the effectiveness of hedging relationships for the purposes of applying hedge accounting. This guideline is effective for fiscal years beginning on or after July 1, 2003. The Trust has implemented the requirements of this guideline, and determined that its applicable hedges were deemed to be effective as at January 1, 2004. Under the new accounting guideline, certain commodity derivatives entered into do not qualify as effective hedges and are subject to fair value accounting. The commodity derivative contracts that do not qualify are "three-way hedges", whereby crude oil price collars are purchased in conjunction with the sale of an "out of the money" put option to reduce the cost of entering into the contract. Although this contract forms an integral part of the commodity risk management portfolio of the Trust, it does not qualify as a hedge under the new guideline.

Transactions with Related Parties

A director and a corporation controlled by a director of Harvest Operations Corp. were repaid $25 million under the equity bridge notes during the three month period ended March 31, 2004. The Trust also paid $850 in interest in respect of the equity bridge notes.

A director of Harvest Operations Corp., owns 4,500 of the convertible debentures issued on January 29, 2004.

A corporation controlled by a director of Harvest Operations sublets office space and is provided administrative services at fair market value.

Risk Management Activities

All of Harvest's risk management activities are carried out under policies approved by the Board of Directors. Harvest intends to execute its business plan to create value for unitholders by paying stable monthly distributions.

As at March 31, 2004 Harvest Operations Corp. had entered into physical and financial contracts for production with a current delivery of approximately 9,700 barrels per day for the balance of 2004 and 2,800 barrels per day in 2005. Harvest has also entered into financial swap and collared contracts for WTI crude oil, LLB differential, US / Canadian dollar exchange rate, electricity and natural gas heat rate, collectively these contracts had a mark to market unrealized loss of $23.1 million as at March 31, 2004. Please refer to Note 8 in the Consolidated Financial Statements for further information.

The following table summarizes the risk management activities undertaken by the Trust, the volumes hedged and the associated unrecognized mark to market gains and losses as at March 31, 2004:

	Maturity		
	2004	2005	2006
Volumes Hedged			
West Texas intermediate crude oil price based swaps (bbls/d)	4,110	785	-
West Texas intermediate crude oil price based collars (bbls/d)	5,500	1,744	-
Lloyd blend crude oil price based swaps (bbls/d)	4,500	-	-
Alberta electricity price based swaps (MW)	25	15	3
Electricity heat rate (GJ/MWh)	-	5	-
Canadian / U.S. dollar based swap (Cdn $ million)	3	-	-
Mark to Market Gains (Losses) ($ thousands)			
West Texas intermediate crude oil price based swaps	(12,886)	(3,934)	-
West Texas intermediate crude oil price based collars	(10,364)	(462)	-
Lloyd blend crude oil price based swaps	1,488	-	-
Alberta electricity price based swaps	1,371	807	208
Electricity heat rate	-	(156)	-
Canadian / U.S. dollar put option	807	-	-
	(19,584)	(3,745)	208

Under Harvest's risk management policy Management enters into crude oil based financial and physical contracts to mitigate the risk of price volatility for its expected production. Management also enters into electricity price based swaps to assist in maintaining stable operating costs. Finally, as a further means to manage revenue risks, Management has entered into foreign exchange contracts to minimize the effect of adverse foreign exchange fluctuations of the Canadian dollar against the U.S. dollar.

Taxability of Cash Distributions paid to Unitholders

Harvest has declared distributions of $0.20 per trust unit in each month of the first quarter of 2004, and anticipates that this rate of distribution will continue throughout the balance of the year. Cash distributions are comprised of a return of capital portion (tax deferred) and a return on capital portion (taxable). Harvest anticipates that between 10% and 25% of the distributions will be a return of capital in 2004.

Key Performance Indicators and 2004 Outlook

Based upon current operations and assuming the successful completion of the Storm transaction prior to the end of the second quarter, the following table provides guidance in respect to 2004 and relative performance for the past year:

	Results	Performance Goals	Results
	Q1 2004	2004	2003
Daily production (BOE/d)	14,829	16,750 - 17,500	11,040
Average Royalty Rate, net	16.9%	16% - 18%	13.8%
Operating expense ($/BOE)	$10.13	$9.75 - $10.25	$8.94

Harvest plans to continue with its business plan of acquiring and operating high quality, mature crude oil and natural gas properties that can be enhanced through operational and exploitation techniques. Harvest also plans to continue to identify new areas in the Western Canadian sedimentary basin that can provide the required growth and stability for sustainable distributions and growth in net asset value per unit.

It is important to note that the above figures are estimates based upon Management's current expectations. The ultimate results may vary, perhaps materially.

The table below indicates the impact of changes of key variables on Harvest's cash flow and distributions including the impacts of the hedging program.

Sensitivities

	Variable				
	WTI	Heavy Oil	Crude Oil	Canadian bank	Foreign exchange
	price/bbl	LLB differential/bbl	production	prime rate	Cdn. / U.S.
Assumption	$32.00 US	$9.50 US	16,900 bbl/d	4.25%	1.34
Change (plus or minus)	$1.00 US	$1.00 US	1,000 bbl/d	1.00%	0.01
Cash flow from operations ($000's)	$2,500	$1,900	$6,100	$990	$1,100
Per trust unit, basic	$0.13	$0.10	$0.32	$0.05	$0.06
Per trust unit, diluted	$0.12	$0.10	$0.31	$0.05	$0.06
Payout ratio	2.0%	1.5%	5.0%	0.8%	0.9%

APPENDIX J -
INFORMATION CONCERNING STORM

TABLE OF CONTENTS

NOTICE TO READER

Capitalized words, phrases and abbreviations used in this Appendix J but not defined herein shall have the same meanings ascribed to such words, phrases and abbreviations as in the Glossary of Terms and Abbreviations contained in the Information Circular to which this Appendix J is attached.

STORM

Storm was incorporated under the ABCA on July 15, 2002. Storm's operations commenced in August, 2002, upon the completion of a plan of arrangement (the "Initial Plan of Arrangement"), pursuant to which Storm Energy Inc. ("SEI") was converted into an income trust (Focus Energy Trust) and a newly created exploration company (Storm). Pursuant to the Initial Plan of Arrangement, SEI transferred 60% of its producing assets in the Red Earth area of Alberta, 100% of its undeveloped land and seismic data and minor producing properties in the Louise, Pyramid and Medicine River areas of Alberta to Storm and the shareholders of SEI became the shareholders of Storm.

Storm has one wholly owned subsidiary, Redearth Energy Inc., which was incorporated pursuant to the provisions of the ABCA. Storm has a 60% interest in the Redearth Partnership. Storm also has a 50% interest in SVI.

Storm is a reporting issuer (or the equivalent) in the provinces of British Columbia, Alberta, Ontario and Québec. On August 29, 2002, the Common Shares were listed and posted for trading on the TSX under the symbol "SEM".

Storm has its registered office at 3300, 421 – 7th Avenue S.W., Calgary, Alberta, T2P 4K9, and its head and principal office at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7.

GENERAL DEVELOPMENT OF THE BUSINESS

Reference is made to the disclosure contained under the heading "General Development of the Business" in the annual information form (the "Storm AIF") dated May 19, 2004 of Storm, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix J and the Information Circular.

NARRATIVE DESCRIPTION OF THE BUSINESS

Reference is made to the disclosure contained under the heading "Narrative Description of the Business" in the Storm AIF, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix J and the Information Circular.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Reference is made to the disclosure contained under the heading "Statement of Reserves Data and Other Oil and Gas Information" in the Storm AIF, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix J and the Information Circular.

The Report on Reserves Data by Independent Qualified Reserves Evaluator or Auditor and Report of Management and Directors on Reserves Data and Other Information, each dated March 19, 2004 attached as Appendix "A" and "B", respectively, to the Storm AIF are hereby incorporated by reference in and form an integral part of this Appendix J and the Information Circular.

SELECTED FINANCIAL INFORMATION

Reference is made to the disclosure contained under the heading "Selected Financial Information" in the Storm AIF, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix J and the Information Circular.

FINANCIAL STATEMENTS

The following financial statements are hereby incorporated by reference in and form an integral part of this Appendix J and the Information Circular:

(a) the audited consolidated annual financial statements of Storm for the year ended December 31, 2003 and the period ended December 31 2002; and

(b) the unaudited consolidated interim financial statements of Storm for the three months ended March 31, 2004 and 2003.

A statement of revenues and operating expenses for each of the years ended in the period to December 31, 2002, 2001 and 2000 and for each of the four month interim periods ended April 30, 2002 and 2001 prepared for certain petroleum and natural gas properties which were acquired by Storm from ARC Resources Ltd. ("ARC") concurrently with the acquisition by ARC of the assets of Star Oil & Gas Ltd. on May 1, 2003 are attached as Schedule A to this Appendix J.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the Management's Discussion and Analysis for the year ended December 31, 2003 (the "Annual MD&A") and for the three months ended March 31, 2004 (the "Interim MD&A"), which Annual MD&A and Interim MD&A are hereby incorporated by reference in and form an integral part of this Appendix J and the Information Circular. The Annual MD&A and the Interim MD&A should be read in connection with the audited consolidated financial statements of Storm for the year ended December 31, 2003 and the unaudited interim consolidated financial statements of Storm for the three months ended March 31, 2004, each of which is incorporated by reference in and forms an integral part of this Appendix J and the Information Circular.

CAPITALIZATION

The following table sets forth the capitalization of Storm as at December 31, 2003 and as at March 31, 2004. This table should be read in conjunction with the audited consolidated financial statements contained in the Annual Report and with the unaudited consolidated interim financial statements contained in the Interim Report, together with the notes thereto.

	Authorized	Outstanding as at December 31, 2003	Outstanding as at March 31, 2004
Debt			
Revolving bank credit facility	$68,000,000	$55,575,425	$57,327,526
Share Capital:			
Common Shares	Unlimited	$32,389,692 (29,890,302 shares)	$32,400,432 (29,892,302 shares)
Preferred Shares	Unlimited	$ nil (nil shares)	$ nil (nil shares)

DESCRIPTION OF SHARE CAPITAL

The following is a summary of the rights, privileges, restrictions and conditions attaching to the Common Shares, First Preferred Shares, Second Preferred Shares and Third Preferred Shares of Storm. As at May 28, 2004, 29,892,302 Common Shares were issued and outstanding. No First Preferred Shares, Second Preferred Shares or Third Preferred Shares are presently issued and outstanding.

For a description of the rights attaching to the Common Shares and the Preferred Shares, reference is made to the disclosure contained under the headings "Description of Share Capital - Common Shares" and "- Preferred Shares" in the Storm AIF, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix J and the Information Circular.

DIRECTORS AND OFFICERS

Reference is made to the disclosure contained under the heading "Management of the Corporation" in the Storm AIF, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix J and the Information Circular.

SUMMARY OF EXECUTIVE COMPENSATION

Reference is made to the disclosure contained under the heading "Executive Compensation" and under the heading "Performance Graph" in the information circular ("the Adjourned Meeting Circular") of Storm dated April 15, 2004 prepared in connection with the annual meeting of Shareholders scheduled for May 13, 2004 (which annual meeting has been adjourned), which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix J and the Information Circular.

OPTIONS TO PURCHASE SECURITIES

Pursuant to Storm's stock option plan (the "Storm Option Plan"), options ("Storm Options") to purchase Common Shares are granted by the Board to directors, officers, employees and consultants of Storm at exercise price fixed by the directors, subject to the limitations of any stock exchange on which the Common Shares are listed. Storm Options must be exercised within a period of five years from the date of the granting of the stock options and vest as determined by the board of directors. The Storm Options are non assignable and non transferable.

The maximum number of stock options that may be reserved for any one optionee under the Storm Option Plan must be no greater than 5% of the issued and outstanding Common Shares (on a non diluted basis). Furthermore, the aggregate number of Common Shares reserved for issuance pursuant to stock options granted to "insiders" (as defined by the TSX Company Manual) may not exceed 10% of the outstanding Common Shares (on a non diluted basis), the issuance of Common Shares to "insiders" pursuant to the Storm Option Plan and other share compensation arrangements within a one year period may not exceed 10% of the outstanding Common Shares (on a non diluted basis) and the issuance of Common Shares to any one "insider" and such insider's associates pursuant to the Storm Option Plan and other share compensation arrangements within a one year period may not exceed 5% of the outstanding Common Shares (on a non diluted basis). The aforementioned limits of Common Shares reserved for issuance may be formulated on a diluted basis with the consent of the TSX.

As at May 28, 2004, options to acquire 2,684,824 Common Shares (8.98% of the issued and outstanding Common Shares) have been granted to directors, officers and employees of Storm at an exercise prices of between $5.10 and $6.37. The options vest as to one quarter on each of the first, second, third and fourth anniversaries of the date of the grant.

Storm has proposed to holders of outstanding Storm Options a program (the "Option Program") whereby such holders will, prior to the Effective Date, agree to sell, assign and transfer to Storm all of their Storm Options in consideration of: (a) a cash payment from Storm in respect of each Storm Option held by the optionee equal to (A) market price of a Common Share at the close of trading on June 23, 2004, minus (B) the exercise price of the Storm Option (the amount so calculated being the "In-the-Money Amount"); or (b) the transfer by Storm to the optionee of a number of ExploreCo Shares (or a fraction thereof) for each Storm Option held by the optionee equal to the In-the-Money Amount divided by $2.00; or (c) a combination of (a) and (b). A maximum of $3,000,000 in cash and 500,000 in ExploreCo shares will be issued pursuant to the sale of Storm Options pursuant to the Option Program. Prior to the Effective Date, Storm intends to enter into agreements with holders of all of the outstanding Storm Options to effect the sale of Storm Options pursuant to the Option Program.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of Storm, or any of their associates, to Storm, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Storm.

PRINCIPAL SHAREHOLDERS

To the best knowledge of Storm, as of May 28, 2004, there are no shareholders who own, or are known by Storm to own, of record or beneficially, either directly or indirectly, more than 10% of the issued and outstanding voting shares of Storm, other than Libra Advisors, LLC which holds 4,871,298 Common Shares representing approximately 16.3% of the issued and outstanding Common Shares.

PRIOR SALES

In the twelve months prior to the date hereof, Storm has issued 1,300,000 flow-through Common Shares at a price of $8.00 per share for aggregate gross proceeds of $10,400,000. In addition, an aggregate of 2,000 Common Shares were issued for aggregate gross proceeds of $10,740 on the exercise of outstanding stock options.

PRICE RANGE AND TRADING VOLUME OF COMMON SHARES

On August 29, 2002, the Common Shares of Storm were listed and posted for trading on the TSX under the symbol "SEM".

	Price Range ($)		
	High	**Low**	**Trading Volume**
2002			
September 30, 2002	6.50	5.35	3,359,600
Quarter to December 31, 2002	6.65	5.05	6,197,100
2003			
January	6.50	5.35	1,646,931
February	6.05	5.50	1,764,773
March	5.90	4.90	1,286,669
April	5.80	5.25	1,159,022
May	6.00	5.50	1,876,623
June	6.75	5.80	718,681
July	6.12	6.00	586,583

	Price Range ($)		
	High	Low	Trading Volume
August	6.25	5.36	722,787
September	5.70	5.00	2,039,013
October	5.41	4.90	1,808,839
November	5.10	4.85	2,251,177
December	5.76	5.05	1,613,223
2004			
January	5.90	5.30	1,056,362
February	5.66	5.01	2,100,876
March	6.05	5.50	2,702,602
April	6.73	5.92	7,053,404
May 3rd to 28th	6.65	6.35	3,460,249

On December 31, 2003, the closing price of the Common Shares on the TSX was $5.60. On May 28, 2004, the closing price of the Common Shares on the TSX was $6.37.

DIVIDENDS

Storm has not declared or paid any dividends on its Common Shares since its incorporation. Any decision to pay dividends on the Common Shares will be made by the Board on the basis of Storm's earnings, financial requirements and other conditions existing at such future time.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed above, none of the directors, officers or principal shareholders of Storm and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects Storm or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of Storm will be subject in connection with the operations of Storm. In particular, certain of the directors and officers of Storm are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Storm or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Storm. See "Directors and Officers". Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

MATERIAL CONTRACTS

The only presently material contract entered into by Storm in the last twenty four months, other than contracts in the ordinary course of business, is the Arrangement Agreement.

Copies of the Arrangement Agreement may be inspected at the head office of Storm at Suite 3300, 205 – 5th Avenue S.W., Calgary, Alberta, T2P 2V7, at the offices of McCarthy Tétrault LLP, in Calgary at Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9 and in Toronto at 4700, Toronto Dominion Bank Tower, Toronto, Ontario M5K 1E6 or at the offices of the Alberta Securities Commission, during normal business hours from the date of this Information Circular until 30 days following the completion of the Plan of Arrangement.

RISK FACTORS

Reference is made to the disclosure contained under the heading "Risk Factors" in the Storm AIF, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix J and the Information Circular.

INDUSTRY CONDITIONS

Reference is made to the disclosure contained under the heading "Industry Conditions" in the Storm AIF, which disclosure is hereby incorporated by reference in and forms an integral part of this Appendix J and the Information Circular.

EXPERTS

As of the date hereof, the directors, officers and associates of Paddock and McDaniel, respectively, did not beneficially own any of the Common Shares.

LEGAL PROCEEDINGS

There are no outstanding legal proceedings material to Storm to which Storm is subject, nor are there any such proceedings known to be contemplated.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of Storm are Deloitte & Touche LLP, 3000, 700 – 2nd Street S.W., Calgary, Alberta, T2P 0S7.

Valiant Trust Company, at its principal offices in Calgary, is the registrar and transfer agent for the Common Shares.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Appendix J from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Storm by submitting a request to Storm by telephone (403-264-3959), by fax (403-266-6209) or by mail to Storm Energy Ltd., Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta T2P 2V7, Attention Vice President, Finance and Administration. These documents are also available through the internet on the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Information Circular to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Appendix J or the Information Circular.

SCHEDULE A –
FINANCIAL STATEMENTS

Statement of revenues and operating expenses of the Star Assets, which were acquired by the Company from ARC Resources Ltd. on May 1, 2003, for the years ended December 31, 2002, 2001, and 2000 and for the four month periods ended April 30, 2003 and 2002.

STORM ENERGY LTD.

To the Directors of Storm Energy Ltd.:

We have audited the accompanying Statement of Revenue and Operating Expenses of the Star Assets which were acquired by Storm Energy Ltd. ("Storm") from ARC Resources Ltd. on May 1, 2003, for the years ended December 31, 2002, 2001, and 2000. This financial information is the responsibility of the management of Storm. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this Statement presents fairly, in all material aspects, the revenue and operating expenses of the assets described in Note 1 for the years ended December 31, 2002, 2001, and 2000 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
May 28, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

STORM ENERGY LTD.

STATEMENT OF REVENUES AND OPERATING EXPENSES OF THE STAR ASSETS

For the Years Ended December 31, 2002, 2001, 2000 and the Unaudited Four Month Periods Ended April 30, 2003 and 2002

1. BASIS OF PRESENTATION

Pursuant to the Plan of Arrangement amongst Storm Energy Ltd. ("Storm"), 1106789 Alberta Ltd., Harvest Energy Trust, Harvest Operations Corp. and the shareholders of Storm, included as part of the information Circular and Proxy Statement dated May 28, 2004, Storm will be acquired by Harvest Operations Corp. Included in Storm's assets are certain petroleum and natural gas properties (the "Star Assets") which were acquired by Storm from ARC Resources Ltd. ("ARC") concurrently with the acquisition by ARC of the assets of Star Oil & Gas Ltd. The date of the acquisition of the Star Assets by Storm was May 1, 2003. This statement of revenues and operating expenses presents operating information for the Star Assets for each of the three years ended in the period to December 31 2002 and for each of the four month interim periods ended April 30, 2003 and 2002.

This statement includes only those working interest revenues and operating expenses which are directly related to the Star Assets and does not include any expenses related to general and administrative costs, interest, income or capital taxes or any provision related to depletion, depreciation or future site restoration, abandonment or asset retirement.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Oil, natural gas and natural gas liquids sales are recorded when title passes to a third party. Revenue does not include any amounts derived from hedging using derivative financial instruments.

Royalties

Royalties include Crown, freehold, gross overriding royalties before ARTC.

Operating Expenses

Operating expenses include all costs related to the lifting, gathering, transporting and processing of oil, natural gas and natural gas liquids.

STORM ENERGY LTD.

STATEMENT OF REVENUES AND OPERATING EXPENSES OF THE STAR ASSETS
For the Years Ended December 31, 2002, 2001, 2000 and the
Four Month Periods Ended April 30, 2003 and 2002

	(Unaudited) April 30, 2003 $	(Unaudited) April 30, 2002 $	December 31, 2002 $	2001 $	2000 $
REVENUE					
Oil, natural gas and liquids sales	6,725,606	5,865,083	20,182,844	20,785,659	23,580,597
Royalties	1,144,948	878,554	3,359,299	3,842,911	4,888,131
	5,580,657	4,986,529	16,823,546	16,942,748	18,692,466
OPERATING EXPENSES	1,001,316	851,023	3,174,815	3,747,057	2,546,896
EXCESS OF REVENUES OVER EXPENSES	4,579,341	4,135,507	13,648,730	13,195,691	16,145,570

APPENDIX K -
EXPLORECO STOCK OPTION PLAN

EXPLORECO STOCK OPTION PLAN

1. Purpose of the Plan

The purpose of the Plan is to provide certain directors, officers, consultants and employees of the Corporation and its Subsidiaries with an opportunity to purchase Common Shares and to benefit from the appreciation thereof. This will provide an increased incentive for these directors, officers, consultants and employees to contribute to the future success and prosperity of the Corporation, thus enhancing the value of the Common Shares for the benefit of all the shareholders and increasing the ability of the Corporation and its Subsidiaries to attract and retain individuals of exceptional skill.

2. Defined Terms

Where used herein, the following terms shall have the following meanings, respectively:

"**Board**" means the board of directors of the Corporation;

"**Common Shares**" means the Common Shares of the Corporation or, in the event of an adjustment contemplated by Article 6 hereof, such other shares to which a Participant may be entitled upon the exercise of an Option as a result of such adjustment;

"**Corporation**" means Storm Exploration Inc., and includes any successor corporation thereof;

"**Exchange**" means The Toronto Stock Exchange or, if the Common Shares are not then listed and posted for trading on The Toronto Stock Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board;

"**Market Price per Share**" at any date shall be the weighted average closing price of the Common Shares on the Exchange (or, if the Common Shares are not then listed and posted for trading on the Exchange, on such stock exchange in Canada on which such shares are listed and posted for trading as may be selected for such purpose by the Board) for the five trading days ending immediately prior to the date on which the Option is granted. In the event that the Common Shares are not listed and posted for trading on any stock exchange in Canada, the Market Price per Share shall be determined by the Board in its sole discretion;

"**Option**" means an option to purchase Common Shares granted by the Board to certain directors, officers, consultants and employees of the Corporation and its Subsidiaries, subject to the provisions contained herein;

"**Option Price**" means the price per share at which Common Shares may be purchased under the Option, as the same may be adjusted in accordance with Articles 4 and 6 hereof;

"**Participants**" means certain directors, officers, consultants and employees of the Corporation or its Subsidiaries to whom Options are granted and which Options or a portion thereof remain unexercised;

"**Plan**" means the Stock Option Plan of the Corporation, as the same may be amended or varied from time to time; and

"**Subsidiaries**" means any corporation that is a subsidiary of the Corporation, as such term is defined under subsection 2(4) of the *Business Corporations Act* (Alberta), as such provision is from time to time amended, varied or re enacted.

3. Administration of the Plan

3.1 The Plan shall be administered by the Board. The Corporation shall effect the grant of Options under the Plan, in accordance with determinations made by the Board pursuant to the provisions of the Plan as to:

(a) the directors, officers, consultants and employees of the Corporation and its Subsidiaries to whom Options will be granted; and

(b) the number of Common Shares which shall be the subject of each Option; by the execution and delivery of instruments in writing in the form approved by the Board.

3.2 The Board may, from time to time, adopt such rules and regulations for administering the Plan as it may deem proper and in the best interests of the Corporation. The Board may, subject to applicable law, pass a resolution delegating its powers hereunder to administer the Plan to a committee of the Board or the President of the Corporation, provided that if a delegation is made to the President of the Corporation, he shall not have the authority to grant Options to himself.

4. Granting of Option

4.1 The Board from time to time shall grant Options to certain directors, officers, consultants and employees of the Corporation or its Subsidiaries. The grant of Options will be subject to the conditions contained herein and may be subject to additional conditions determined by the Board from time to time.

4.2 The aggregate number of Common Shares reserved for issuance under the Plan must not exceed 1,450,000 Common Shares (on a non-diluted basis). The Common Shares in respect of which Options are not exercised shall be available for subsequent options. No fractional shares may be purchased or issued hereunder.

4.3 Any grant of Options under the Plan shall be subject to the following restrictions:

(a) the aggregate number of Common Shares reserved for issuance pursuant to Options granted to any one person may not exceed 5% of the outstanding Common Shares (on a non-diluted basis);

(b) the aggregate number of Common Shares reserved for issuance pursuant to Options granted to "insiders" (as defined in The Toronto Stock Exchange Company Manual) may not exceed 10% of the outstanding Common Shares (on a non-diluted basis);

(c) the issuance of Common Shares to "insiders" pursuant to the Plan and other share compensation arrangements within a one year period may not exceed 10% of the outstanding Common Shares (on a non-diluted basis);

(d) the issuance of Common Shares to any one "insider" and such insider's associates pursuant to the Plan and other share compensation arrangements within a one year period may not exceed 5% of the outstanding Common Shares (on a non-diluted basis); and

(e) the aggregate number of Common Shares reserved for issuance pursuant to Options granted to directors who are not executive officers or employees may not exceed 150,000 Common Shares.

The aforementioned limits of Common Shares reserved for issuance may be formulated on a diluted basis with the consent of the Exchange.

4.4 The Option Price shall be fixed by the Board but under no circumstances shall any Option Price at the time of the grant be lower than the Market Price per Share.

4.5 An Option must be exercised within a period of five years from the date of the granting of the Option. The vesting period or periods within this five year period during which an Option or a portion thereof may be exercised by a Participant shall be determined by the Board.

5. Exercise of Option

Subject to the provisions of the Plan and the terms of the granting of the Option, an Option or a portion thereof may be exercised from time to time by delivery to the Corporation's principal office in Calgary, Alberta of a notice in writing signed by the Participant or the Participant's legal personal representative and addressed to the Corporation. This notice shall state the intention of the Participant or the Participant's legal personal representative to exercise the said Option or a portion thereof, the number of Common Shares in respect of which the Option is then being exercised and must be accompanied by payment in full of the Option Price for the Common Shares which are the subject of the exercise.

6. Adjustments in Shares

6.1 Appropriate adjustments in the number of Common Shares subject to the Plan and, as regards Options granted or to be granted, in the number of Common Shares optioned and in the Option Price, shall be made by the Board to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations or reclassifications of the Common Shares, the payment of stock dividends by the Corporation (other than dividends in the ordinary course) or other relevant changes in the authorized or issued capital of the Corporation, which changes occur subsequent to the approval of the Plan by the Board.

6.2 Options granted to Participants hereunder are non-assignable unless the prior written consent of the Corporation and the Exchange has been obtained and, except in the case of the death of a Participant (which is provided for in section 8), are exercisable only by the Participant to whom the Options have been granted.

7. Decisions of the Board

All decisions and interpretations of the Board respecting the Plan or Options granted thereunder shall be conclusive and binding on the Corporation and the Participants and their respective legal personal representatives and on all directors, officers, consultants and employees eligible under the provisions of the Plan to participate therein.

8. Termination of Employment/Death

8.1 In the event of the resignation or retirement of a Participant, or the termination of the employment of a Participant, whether with or without cause or reasonable notice, prior to the expiry time of an

Option, such Option shall cease and terminate on the thirtieth (30th) day following the effective date of such resignation, retirement or termination or the expiry time of such Option, whichever occurs first, and shall be of no further force or effect whatsoever as to the Common Shares in respect of which an Option has not previously been exercised. Notwithstanding the foregoing, in the event of termination for cause such Option shall cease and terminate on the seventh (7th) day following the date of said termination and shall be of no further force or effect whatsoever as to the Common Shares in respect of which an Option has not previously been exercised.

8.2 In the event of the death of a Participant on or prior to the expiry time of an Option, such Option may be exercised as to such of the Common Shares in respect of which such Option has not previously been exercised (and as the Participant would have been entitled to purchase), by the legal personal representatives of the Participant at any time up to and including (but not after) a date six (6) months following the date of death of the Participant or the expiry time of such Option, whichever occurs first.

8.3 The Plan does not confer upon a Participant any right with respect to continuation of employment by the Corporation or any of its Subsidiaries, nor does it interfere in any way with the right of the Participant or the Corporation to terminate the Participant's employment at any time.

8.4 Options shall not be affected by any change of employment of the Participant where the Participant continues to be employed by the Corporation or any of its Subsidiaries.

9. Change of Control

9.1 Options may provide that, in the event of the sale by the Corporation of all or substantially all of the property and assets of the Corporation as an entirety (an "Asset Sale") prior to the expiry time of an Option, such Option may be exercised, as to all or any of the Common Shares in respect of which such Option has not previously been exercised (including in respect of the right to purchase Common Shares not otherwise vested at such time) by the Participant (the "Sale Acceleration Right"). The Sale Acceleration Right shall commence on the day following the closing of the Asset Sale and end on the earlier of the expiry time of the option and the thirtieth (30th) day following the closing of the Asset Sale. Notwithstanding the foregoing, the Sale Acceleration Right may be extended for such longer period as the Board may resolve.

9.2 Options may provide that, whenever the Corporation's shareholders receive a "take over bid", as defined in the Securities Act, R.S.A. 2000, c. S 4, as amended, or any successor legislation thereto, pursuant to which the "offeror" would as a result of such take over bid, if successful, beneficially own in excess of 50% of the outstanding Common Shares of the Corporation (a "Control Bid"), such Option may be exercised as to all or any of the Common Shares in respect of which such Option has not previously been exercised (including in respect of Common Shares not otherwise vested at such time) by the Participant (the "Bid Acceleration Right"). The Bid Acceleration Right shall commence on the date of the earlier of the expiry time of the option and the take over bid and end on the tenth (10th) day following the expiry date of the Control Bid. Notwithstanding the foregoing, the Bid Acceleration Right may be extended for such longer period as the Board may resolve.

10. Amendment or Discontinuance of Plan

The Board may amend or discontinue the Plan at any time without the consent of the Participants provided that such amendment shall not alter or impair any Option previously granted under the Plan

except as permitted by the provisions of Article 6 hereof and that such amendment or discontinuance has been approved by the Exchange.

11. Government Regulation

The Corporation's obligation to issue and deliver Common Shares under any Option is subject to:

(a) the satisfaction of all requirements under applicable securities laws in respect thereof and obtaining all regulatory approvals as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) the admission of such Common Shares to listing on any stock exchange on which such Common Shares may then be listed; and

(c) the receipt from the Participant of such representations, warranties, agreements and undertakings as to future dealings in such Common Shares as the Corporation determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

In this connection, the Corporation shall take all reasonable steps to obtain such approvals and registrations as may be necessary for the issuance of such Common Shares in compliance with applicable securities laws and for the listing of such Common Shares on any stock exchange on which such Common Shares are then listed.

12. Participants' Rights

A Participant shall not have any rights as a shareholder of the Corporation until the issuance of a certificate for Common Shares upon the exercise of an Option or a portion thereof, and then only with respect to the Common Shares represented by such certificate or certificates.

13. Approvals

13.1 The Plan shall be subject to:

(a) the approval of the shareholders of the Corporation to be given by a resolution at a meeting of the Shareholders of the Corporation; and

(b) acceptance by the Exchange.

13.2 Any Options granted prior to such approval and acceptance shall be conditional upon such approval and acceptance being given and no such Options may be exercised unless such approval and acceptance is given.

PLAN HISTORY

June •, 2004 Approved by the Board of Directors

June •, 2004 Approved by the Shareholders

FILE NO 82-34779

PART IV of VI

APPENDIX H
INFORMATION CONCERNING EXPLORECO

TABLE OF CONTENTS

NOTICE TO READER

Pursuant to the Arrangement, ExploreCo will acquire the ExploreCo Assets from New Harvest Operations coincident with the Arrangement becoming effective. The disclosure in this Appendix H assumes that the acquisition of the ExploreCo Assets is completed. Except as otherwise indicated, the disclosure in this Appendix H also assumes that the transactions contemplated by the Come-Along Agreement are implemented. See "Alterna – Come-Along Agreement".

Capitalized words, phrases and abbreviations used in this Appendix H but not defined herein shall have the same meanings ascribed to such words, phrases and abbreviations as in the Glossary of Terms and Abbreviations contained in the Information Circular to which this Appendix H is attached.

EXPLORECO

1106789 Alberta Ltd.

1106789 Alberta Ltd. was incorporated under the ABCA on May 6, 2004. 1106789 Alberta Ltd. has not carried on any business since incorporation.

The registered office of 1106789 Alberta Ltd. is located at Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9 and its head office will be located at Suite 3300, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7.

Come-Along Agreement

Pursuant to the terms of the Come-Along Agreement proposed to be entered into between Storm, the Trust, ExploreCo and Alterna, 1106789 Alberta Ltd. has agreed to assign to Alterna, and Alterna will agree to accept the assignment from 1106789 Alberta Ltd. of all of 1106789 Alberta Ltd.'s right, title, interest and estate in and to the Arrangement Agreement, subject to the satisfaction of certain conditions. In the event that such conditions are satisfied or waived, then Alterna will become party to the Arrangement Agreement, and will participate in the Plan of Arrangement, in the place and stead of 1106789 Alberta Ltd.

In addition, pursuant to the terms of an agreement (the "Subscription Agreement") proposed to be entered into between Alterna and an arm's length third party, Alterna will issue common non-voting shares of a new class to such third party for proceeds of approximately $1.9 million. These proceeds, after deducting certain, fees, costs and expenses, will be distributed by way of a return of capital to the holders of Class "A" Common Voting Shares of Alterna following the First Conversion described below (the "Existing Alterna Shareholders"); provided, however, it is intended that a portion of the proceeds will be placed in escrow until December 31, 2004 in order to satisfy potential liabilities. Any proceeds remaining in escrow on December 31, 2004 will be distributed on a pro rata basis to the Existing Alterna Shareholders who have placed such proceeds in escrow.

The current share capital of Alterna consists of Class "A" Common Voting Shares, Class "B" Common Non-Voting Shares, Class I Preferred Shares, issuable in series, of which Series A Class I Preferred Shares and Series B Class I Preferred Shares have been designated, Class II Preferred Shares, issuable in series, of which Series A Class II Preferred Shares have been designated, and Class III Preferred Shares, issuable in series, of which Series A Class III Preferred Shares have been designated. In addition, Alterna has issued certain warrants and other convertible securities to purchase shares of Alterna (the "Alterna Warrants").

Pursuant to the proposed Come-Along Agreement, it is proposed that prior to the completion of the Plan of Arrangement, Alterna would seek the approval of its board of directors and its shareholders, as applicable, of a number of transactions, including:

(a) execution and delivery of the Come-Along Agreement and the participation by Alterna in the Plan of Arrangement in the place and stead of 1106789 Alberta Ltd.;

(b) change of business of Alterna to the business of 1106789 Alberta Ltd as contemplated by the Plan of Arrangement and this Information Circular;

(c) change of name of Alterna to "Storm Exploration Inc.";

(d) creation of a new class of common voting shares which will constitute the ExploreCo Shares in accordance with the Plan of Arrangement;

(e) creation of a new class of common non-voting shares (the "Alterna Common Non-Voting Shares") which will be issued to pursuant to the Subscription Agreement;

(f) amend the terms of the Class "B" Common Non-Voting Shares, Series A Class I Preferred Shares, Series B Class I Preferred Shares, Series A Class II Preferred Shares and Series A Class III Preferred Shares to remove all existing redemption and conversion rights and to provide for the automatic conversion of such shares into Class "A" Common Voting Shares following the completion of the Plan of Arrangement (the "First Conversion");

(g) amend the terms of the Class "A" Common Voting Shares to provide for the automatic conversion of such shares into ExploreCo Shares following the completion of the Plan of Arrangement and the First Conversion;

(h) termination of all outstanding material agreements to which Alterna is a party; and

(i) termination of the Alterna Warrants.

The terms of the Alterna Common Non-Voting Shares to be issued pursuant to the transactions contemplated by the Subscription Agreement will provide that holders of such shares (a) will be entitled to receive dividends as and when declared by the board of directors of Alterna provided that no dividends may be declared in respect of or any benefit conferred upon the holders of the ExploreCo Shares unless the same dividend or benefit is conferred upon the holders of the Alterna Common Non-Voting Shares, (b) will be entitled to share rateably, together with the holders of the ExploreCo Shares, in the assets of Alterna as are available for distribution in the event of any liquidation, dissolution or winding up of Alterna or other distribution of the assets of Alterna among its shareholders for the purpose of winding up its affairs, and (c) will be entitled to receive notice of and to attend any meeting of the shareholders of Alterna provided that, except as required by law, holders of Common Non-Voting Shares will not be entitled to vote at any meeting of the shareholders of Alterna. In addition, the terms of the Alterna Common Non-Voting Shares will provide that such shares will be redeemable at the option of the holder thereof in the event of a bona fide offer (an "Offer") to acquire all of the issued and outstanding ExploreCo Shares which offer has not been rejected by holders of the ExploreCo Shares holding not less than 50% of the outstanding ExploreCo Shares. The redemption price payable in respect of each Alterna Common Non-Voting Share redeemed will be the value of the consideration offered under an Offer.

Following the completion of the Plan of Arrangement and the transactions contemplated by the Come-Along Agreement, the ExploreCo Shares and Common Non-Voting Shares held by the Alterna shareholders will represent approximately 4.3% of the total equity of ExploreCo.

Alterna

Alterna is corporation continued pursuant to the provisions of the *Canada Business Corporations Act* and is a Canadian-controlled private corporation. Prior to December 2003, Alterna developed and marketed internet-based liquidity and cash management solutions. On December 31, 2003, Alterna disposed of substantially all of its software and intellectual property assets to Trema Holding N.V. in exchange for cash and certain shares of Trema Holding N.V. Of these proceeds, a portion of the cash and all of the shares were placed in escrow. It is the intention of the directors of Alterna to distribute a portion of Alterna's remaining cash assets and all of the shares that Alterna holds in

Trema Holding N.V. to the holders of Alterna Series A Class I Preferred Shares by way of a return of capital prior to any participation by Alterna in the Plan of Arrangement. Assets of Alterna which are currently held in escrow will, in accordance with the terms of such escrow, be distributed to the shareholders within escrow and will remain subject to the terms and conditions thereof. The amount of cash assets to be distributed is to be determined by the directors of Alterna, in their sole discretion. In making this determination, the directors intend to retain cash assets in an amount which will, at a minimum, be sufficient to satisfy outstanding obligations, contingent or otherwise, of Alterna as well as funds to provide it with working capital on an on-going basis.

The registered office of Alterna will be located at Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K7 and its head office will be located at Suite 3300, 205 – 5th Avenue S.W., Calgary, Alberta T2P 2V7.

EXPLORECO FOLLOWING COMPLETION OF THE ARRANGEMENT

Following the completion of the Arrangement, ExploreCo will be engaged in the exploration for, and the acquisition, development and production of, oil and natural gas reserves primarily in the provinces of Alberta and British Columbia. Coincident with the Arrangement becoming effective, ExploreCo will acquire the ExploreCo Assets from New Harvest Operations. ExploreCo will engage certain of the current employees of Storm to manage the ExploreCo Assets. ExploreCo will assume all liabilities, including environmental liabilities, of the ExploreCo Assets, except for working capital liabilities. As part of the ExploreCo Assets, ExploreCo will also acquire the 2,200,000 common shares of SVI held by Storm. The liability of Storm with respect to future funding commitments to SVI of $2.2 million will be assumed by a current director of Storm. Failure of Storm to provide this additional funding would result in the loss of Storm's initial ownership position in SVI. Following payment of the $2.2 million, Storm will receive an additional 1,400,000 common shares of SVI and the director will receive 3,000,000 common shares of SVI. Storm has agreed to continue to provide certain expense sharing support to SVI until the earlier of the expenditure of the $10 million committed by the SVI shareholders or May 31, 2005. See "Information Concerning Storm - General Development of the Business" and "Narrative Description of the Business - Significant Acquisitions and Dispositions".

ExploreCo will become a "reporting issuer" in certain Canadian jurisdictions and will become subject to the informational reporting requirements under the securities laws of such jurisdictions as a result of the Arrangement. ExploreCo has made application for the conditional listing of the ExploreCo Shares to be issued in connection with the Arrangement. Listing will be subject to ExploreCo fulfilling all of the requirements of the TSX, which requirements are expected to be met on the Effective Date or as soon as reasonably practicable thereafter.

Following the completion of the Arrangement, the Shareholders will become shareholders of ExploreCo and each such Shareholder will hold one ExploreCo Share for each Common Share of Storm that such Shareholder held prior to the Arrangement. For further information on the Arrangement, see the section of the Information Circular entitled "The Arrangement".

NARRATIVE DESCRIPTION OF THE BUSINESS

Stated Business Objectives

The business plan of ExploreCo contemplates the creation of sustainable and profitable per share growth in the oil and gas industry in western Canada. To accomplish this, ExploreCo will pursue an integrated growth strategy which may include focused acquisitions, together with development and exploration drilling within its initial geographic project areas in the Western Canadian Sedimentary Basin.

Initially, ExploreCo expects to focus on exploration and development drilling in its areas of interest in Alberta and British Columbia. Additionally, ExploreCo may pursue strategic asset and corporate acquisitions of crude oil and natural gas properties where it views further exploitation, development and exploration opportunities exist.

ExploreCo intends to pursue the internal generation of exploration plays that have medium risk and multi-zone potential. ExploreCo intends to maintain a balance between exploration, exploitation and development drilling for oil and gas reserves, although management of ExploreCo will also consider asset and corporate acquisition opportunities that meet ExploreCo's business parameters. To achieve sustainable and profitable growth, management of ExploreCo believes in controlling the timing and costs of its projects wherever possible. Accordingly, ExploreCo seeks to become the operator of its properties to the greatest extent possible. Further, to minimize competition within its geographic areas of interest, ExploreCo will strive to maximize its working interest ownership in its properties where reasonably possible. While ExploreCo believes that it has the skills and resources necessary to achieve its objectives, participation in the exploration for and development of oil and natural gas has a number of inherent risks. See "Risk Factors".

Management of ExploreCo has industry experience in major producing areas in western Canada in addition to ExploreCo's initial geographic areas of interest, and has the capability to expand the scope of ExploreCo's activities as opportunities arise.

In reviewing potential drilling or acquisition opportunities, ExploreCo will use the same methodology as employed by Storm, giving consideration to the following criteria:

(a) risk capital to secure or evaluate the opportunity;

(b) the potential return on the project, if successful;

(c) the likelihood of success; and

(d) risked return versus cost of capital.

In general, ExploreCo will pursue a portfolio approach in developing a number of opportunities with a balance of risk profiles and commodity exposure, in an attempt to generate sustainable high levels of growth.

The board of directors of ExploreCo may, in its discretion, approve asset or corporate acquisitions or investments that do not conform to these guidelines based upon the board of director's consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

Description of Oil and Natural Gas Properties and Assets

The following is a description of the oil and natural gas properties, plants, facilities and installations in which ExploreCo will have an interest following the completion of the Arrangement and that are material to ExploreCo's operations and exploration activities. The production numbers stated refer to ExploreCo's working interest share before deduction of Crown and freehold royalties. Reserve amounts are stated, before deduction of royalties, as at March 31, 2004, based on escalating cost and price assumptions as evaluated in the Paddock ExploreCo Report. See "Narrative Description of the Business - Petroleum and Natural Gas Reserves".

Brazeau, Alberta

The Brazeau area is located 140 km southwest of the City of Edmonton. ExploreCo's production in this are is mostly from the Nisku zone. ExploreCo has one producing oil well (0.3 net) and six producing gas wells (1.9 net). Production from the area averaged 1,910 mcf/d of sales gas and 186 bbls/d of natural gas liquids for the quarter ended March 31, 2004. Current production is approximately 1,900 mcf/d of sales gas and 300 bbls/d of natural gas liquids or 615 boe/d.

All of ExploreCo's production is tied in to third party facilities for gas processing.

Northeast British Columbia

The majority of ExploreCo's production from the Northeast British Columbia area is from wells located in the Cabin/Kotcho and Parkland areas. Current production is approximately 2,500 mcf/d of sales gas or 417 boe/d.

At Cabin/Kotcho, there are three producing gas wells (1.25 net) and production from the area averaged 750 mcf/d of sales gas for the quarter ended March 31, 2004. Production is tied into third party facilities for gas processing.

At Parkland, there is one producing gas well (0.75 net) and production from the area averaged 225 mcf/d of sales gas for the quarter ended March 31, 2004. ExploreCo operates one sweet gas processing facility (0.75 net ownership). There are four non-producing sour gas wells with assigned reserves that are capable of production. The closest tie-in point for sour gas is 14 to 24 kilometres away from these wells. The oldest of these wells was drilled in 1991. ExploreCo plans to tie-in these wells in the fourth quarter of 2004 by constructing a gathering system, compressor station, and sales line.

Joint Venture Agreements

Parkland Joint Venture Agreement

Pursuant to the terms of the Arrangement Agreement, ExploreCo and New Harvest Operations will enter into the Parkland Joint Venture Agreement effective as of the Effective Time. The Parkland Joint Venture Agreement will establish an area of mutual interest in respect of the Parkland area of British Columbia. Under the Parkland Joint Venture Agreement, ExploreCo will have a 25% interest, and New Harvest Operations will have a 75% interest, in all natural gas interests in all Crown sales, freehold, first nations and federal lands within the area of mutual interest. The Parkland Joint Venture Agreement will have a term of three years from the its effective date. For further particulars of the proposed terms of the Parkland Joint Venture Agreement, see Exhibit II to the Arrangement Agreement, a copy of which is attached to the Information Circular as Appendix C.

Red Earth Joint Venture Agreement

Pursuant to the terms of the Arrangement Agreement, ExploreCo and New Harvest Operations will enter into the Red Earth Joint Venture Agreement effective as of the Effective Time. The Red Earth Joint Venture Agreement will establish an area of mutual interest in respect of the Red Earth area of Alberta. Under the Red Earth Joint Venture Agreement, ExploreCo will have a 50% interest, and New Harvest Operations will have a 50% interest, in all natural gas interests in all Crown sales, freehold, first nations and federal lands within the area of mutual interest. The Red Earth Joint Venture Agreement will have a term of three years from the its effective date. For further particulars of the proposed terms of the Red Earth Joint Venture Agreement, see Exhibit II to the Arrangement Agreement, a copy of which is attached to the Information Circular as Appendix C.

Red Earth ROFR Agreement

Pursuant to the terms of the Arrangement Agreement, ExploreCo and New Harvest Operations will enter into the Red Earth ROFR Agreement, effective as of the Effective Time, pursuant to which ExploreCo will grant to New Harvest Operations, in certain circumstances, a right of first refusal to acquire any interest within the area of mutual interest respecting the Red Earth Area on certain terms and conditions. The Red Earth ROFR Agreement will have a term of four years from the Effective Date of the Arrangement. For further particulars of the proposed terms of the Red Earth ROFR Agreement, see Exhibit II to the Arrangement Agreement, a copy of which is attached to the Information Circular as Appendix C.

Seismic Access Agreement

Pursuant to the terms of the Arrangement Agreement, ExploreCo and New Harvest Operations will enter into the Seismic Access Agreement, effective as of the Effective Time, pursuant to which ExploreCo will retain a perpetual,

non-exclusive, non-transferable and royalty free license to view and re-process all of the 100% proprietary seismic data pertaining to the ExploreCo Assets.

SVI

SVI was incorporated by Storm in 2003 under the ABCA to identify and pursue international upstream oil and gas projects having a scale and technical content matched to the capabilities of Storm. The initial investment commitment by Storm in SVI totalled $3.3 million of a total commitment of $10 million, with Storm acquiring a 50% equity interest in SVI. The other investors in SVI include certain Storm directors and management and third parties. Of the initial investment amount, one-third was funded at the time of the initial subscription, with the remaining amounts payable on or before June 30, 2004.

Storm's share of the initial SVI funding was $1.1 million. The remaining funding obligation of Storm of $2.2 million will be transferred to a company associated with a director of Storm prior to the Effective Date. As a consequence, ExploreCo's equity interest in SVI will amount to approximately 27%. With respect to operations, in December 2003, SVI was awarded a one million acre block in the Ghadames basin in southern Tunisia which will be evaluated with existing and new seismic in 2004.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

Petroleum and Natural Gas Reserves

The following tables, based on the Paddock ExploreCo Report, summarize the oil, NGLs and natural gas reserves attributable to the ExploreCo Assets and the present value of future net revenue for such reserves using escalated and constant price assumptions and costs as indicated. Estimated well abandonment costs have been included in the Paddock ExploreCo Report.

All evaluations of future net production revenue set forth in the tables below are stated prior to the provision for income taxes, but after overriding and lessor royalties, Crown royalties, freehold royalties, mineral taxes, direct lifting costs, normal allocated overhead and future capital investments. It should not be assumed that the discounted future net production revenue estimated by the Paddock ExploreCo Report represents the fair market value of the reserves. Other assumptions relating to the costs, prices for future production and other matters are included in the Paddock ExploreCo Report. There is no assurance that the future price and cost assumptions used in the Paddock ExploreCo Report will prove accurate and variances could be material.

Summary of Oil and Natural Gas Reserves
as of March 31, 2004 – Constant Prices and Costs

Summary of Oil and Gas Reserves

	Gross Light Crude Oil (Mbbls)	Gross Sales Gas (Mmcf)	Gross NGLs (Mbbls)	Gross 6:1 Oil Equivalent (Mboe)
Proved				
Developed Producing	-	11,503	501	2,418
Developed Non-Producing	-	5,147	26	884
Undeveloped	-	-	-	-
Total Proved	-	16,650	527	3,302
Probable	-	3,989	162	827
Total Proved plus Probable	-	20,639	689	4,129

	Net Light Crude Oil (Mbbls)	Net Sales Gas (Mmcf)	Net NGLs (Mbbls)	Net 6:1 Oil Equivalent (Mboe)
Proved				
Developed Producing	-	8,838	356	1,829
Developed Non-Producing	-	4,199	22	722
Undeveloped	-	-	-	-
Total Proved	-	13,037	378	2,551
Probable	-	3,041	113	620
Total Proved plus Probable	-	16,078	491	3,171

Net Present Value of Future Net Revenue of Oil and Gas Reserves

	Before Future Income Tax Expenses and Discounted at	
	0% ($M)	10% ($M)
Proved		
Developed Producing	$ 54,461	$ 38,710
Developed Non-Producing	19,379	11,954
Undeveloped	0	0
Total Proved	73,840	50,664
Probable	19,225	9,005
Total Proved plus Probable	$ 93,065	$ 59,669

	After Future Income Tax Expenses and Discounted at	
	0% ($M)	10% ($M)
Proved		
Developed Producing	$ 50,756	$ 35,575
Developed Non-Producing	14,312	7,871
Undeveloped	0	0
Total Proved	65,068	43,446
Probable	14,536	6,257
Total Proved plus Probable	$ 79,604	$ 49,703

Additional Information Concerning Future Net Revenue – Undiscounted

Reserves Category	Revenue ($M)	Royalties ($M)	Operating Costs ($M)	Development Costs ($M)	Well Abandonment Costs ($M)	Future Net Revenue Before Income Taxes ($M)	Future Income Tax Expenses ($M)	Future Net Revenue After Income Taxes ($M)
Total Proved Reserves	132,666	31,777	23,482	3,385	201	73,840	8,772	65,068
Total Proved and Probable	166,209	40,211	29,197	3,535	201	93,065	13,461	79,604

Future Net Revenue by Production Group

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%) ($M)
Proved Reserves	NGLs	10,351
	Natural Gas	40,313
		50,664
Total Proved plus Probable	NGLs	12,545
	Natural Gas	47,124
		59,669

Summary of Oil and Natural Gas Reserves as of March 31, 2004 – Forecast Prices and Costs

Summary of Oil and Gas Reserves

	Gross Light Crude Oil (Mbbls)	Gross Sales Gas (Mmcf)	Gross NGLs (Mbbls)	Gross 6:1 Oil Equivalent (Mboe)
Proved				
Developed Producing	-	11,502	501	2,418
Developed Non-Producing	-	5,171	26	888
Undeveloped	-	-	-	-
Total Proved	-	16,673	527	3,306
Probable		3,988	162	827
Total Proved plus Probable	-	20,661	689	4,133

	Net Light Crude Oil (Mbbls)	Net Sales Gas (Mmcf)	Net NGLs (Mbbls)	Net 6:1 Oil Equivalent (Mboe)
Proved				
Developed Producing	-	8,841	366	1,840
Developed Non-Producing	-	4,361	23	750
Undeveloped	-	-	-	-
Total Proved	-	13,202	389	2,589
Probable	-	3,008	117	618
Total Proved plus Probable	-	16,210	506	3,208

Net Present Value of Future Net Revenue of Oil and Gas Reserves – Forecast Pricing

	Before Future Income Tax Expenses and Discounted at				
	0% ($M)	5% ($M)	10% ($M)	15% ($M)	20% ($M)
Proved					
Developed Producing	41,045	34,626	30,257	27,069	24,826
Developed Non-Producing	11,538	8,947	7,323	6,166	5,336
Undeveloped	-	-	-	-	-
Total Proved	52,583	43,573	37,580	33,255	29,962
Probable	13,461	8,848	6,466	5,056	4,139
Total Proved plus Probable	66,044	52,421	44,046	38,311	34,101

	After Future Income Tax Expenses and Discounted at				
	0% ($M)	5% ($M)	10% ($M)	15% ($M)	20% ($M)
Proved					
Developed Producing	39,456	33,114	28,815	25,690	23,303
Developed Non-Producing	9,070	6,630	5,138	4,118	3,372
Undeveloped	-	-	-	-	-
Total Proved	48,526	39,744	33,953	29,808	26,675
Probable	11,801	7,392	5,174	3,899	3,092
Total Proved plus Probable	60,327	47,136	39,127	33,707	29,767

Additional Information Concerning Future Net Revenue – Undiscounted

Reserves Category	Revenue ($M)	Royalties ($M)	Operating Costs ($M)	Development Costs ($M)	Well Abandonment Costs ($M)	Future Net Revenue Before Income Taxes ($M)	Future Income Tax Expenses ($M)	Future Net Revenue After Income Taxes ($M)
Total Proved Reserves	107,932	28,099	26,504	3,385	261	52,583	4,057	48,526
Total Proved and Probable	138,189	32,010	34,315	3,535	285	66,044	5,717	60,327

Future Net Revenue by Production Group

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%) ($M)
Proved Reserves	NGLs	7,074
	Natural Gas	30,506
		37,580
Total Proved plus Probable	NGLs	8,630
	Natural Gas	35,416
		44,046

Notes and Definitions

In the tables set forth above in "Statement of Reserves Data and Other Oil and Gas Information" and elsewhere in this Appendix H, the following notes and other definitions are applicable.

Reserve Categories

The determination of oil and gas reserves involves the preparation of estimates that have an inherent degree of associated uncertainty. Categories of proved, probable and possible reserves have been established to reflect the level of these uncertainties and to provide an indication of the probability of recovery.

The estimation and classification of reserves requires the application of professional judgment combined with geological and engineering knowledge to assess whether or not specific reserves classification criteria have been satisfied. Knowledge of concepts including uncertainty and risk, probability and statistics, and deterministic and probabilistic estimation methods is required to properly use and apply reserves definitions.

(a) "***Reserves***" are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on (a) analysis of drilling, geological, geophysical, and engineering data; (b) the use of established technology; and (c) specified economic conditions, which are generally accepted as being reasonable and shall be disclosed. Reserves are classified according to the degree of certainty associated with the estimates.

(b) "***Proved***" are reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(c) "***Proved Developed***" are reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g. when compared to the drilling of a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing..

(d) "***Proved Developed Producing***" are proved reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(e) "***Proved Developed Non-Producing***" are proved reserves that either have not been on production, or have previously been on production, but are shut in, and the date of resumption of production is unknown..

(f) "***Undeveloped***" are proved reserves which are expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production.

(g) "***Probable***" are reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

- At least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves;

- At least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A quantitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional Definitions

The following terms, used in the preparation of the Paddock ExploreCo Report and this Appendix H, have the following meanings:

(a) "***associated gas***" means the gas cap overlying a crude oil accumulation in a reservoir.

(b) "***constant prices and costs***" means prices and costs used in an estimate that are:

  (i) ExploreCo's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies;

  (ii) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which ExploreCo is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (i).

  For the purpose of paragraph (i), ExploreCo's prices will be the posted price for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

(c) "***crude oil***" or "***oil***" means a mixture that consists mainly of pentanes and heavier hydrocarbons, which may contain sulphur and other non-hydrocarbon compounds, that is recoverable at a well from an underground reservoir and that is liquid at the conditions under which its volume is measured or estimated. It does not include solution gas or natural gas liquids.

(d) "***development well***" means a well drilled inside the established limits of an oil or gas reservoir, or in close proximity to the edge of the reservoir, to the depth of a stratigraphic horizon known to be productive.

(e) "***exploration costs***" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property (sometimes referred to in part as

"prospecting costs") and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(i) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies (collectively sometimes referred to as "geological and geophysical costs");

(ii) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(iii) dry hole contributions and bottom hole contributions;

(iv) costs of drilling and equipping exploratory wells; and

(v) costs of drilling exploratory type stratigraphic test wells.

(f) "***exploratory well***" means a well that is not a development well, a service well or a stratigraphic test well.

(g) "***field***" means an area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field that are separated vertically by intervening impervious strata or laterally by local geologic barriers, or both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms "structural feature" and "stratigraphic condition" are intended to denote localized geological features, in contrast to broader terms such as "basin", "trend", "province", "play" or "area of interest".

(h) "***future prices and costs***" means future prices and costs that are:

(i) generally accepted as being a reasonable outlook of the future;

(ii) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which ExploreCo is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (i).

(i) "***future net revenue***" means the estimated net amount to be received with respect to the development and production of reserves (including synthetic oil, coal bed methane and other non-conventional reserves) estimated using constant prices and costs or forecast prices and costs.

(j) "***gross***" means:

(i) in relation to ExploreCo's interest in production or reserves, its "company gross reserves", which are its working interest (operating or non-operating) share before deduction of royalties and without including any royalty interests of ExploreCo;

(ii) in relation to wells, the total number of wells in which ExploreCo has an interest; and

(iii) in relation to properties, the total area of properties in which ExploreCo has an interest.

(k) "***natural gas***" means the lighter hydrocarbons and associated non-hydrocarbon substances occurring naturally in an underground reservoir, which under atmospheric conditions are essentially gases but

which may contain natural gas liquids. Natural gas can exist in a reservoir either dissolved in crude oil (solution gas) or in a gaseous phase (associated gas or non-associated gas). Non-hydrocarbon substances may include hydrogen sulphide, carbon dioxide and nitrogen.

(l) "***natural gas liquids***" means those hydrocarbon components that can be recovered from natural gas as liquids including, but not limited to, ethane, propane, butanes, pentanes plus, condensate and small quantities of non-hydrocarbons.

(m) "***net***" means:

(i) in relation to ExploreCo's interest in production or reserves its working interest (operating or non-operating) share after deduction of royalty obligations, plus its royalty interests in production or reserves;

(ii) in relation to ExploreCo's interest in wells, the number of wells obtained by aggregating ExploreCo's working interest in each of its gross wells; and

(iii) in relation to ExploreCo's interest in a property, the total area in which ExploreCo has an interest multiplied by the working interest owned by ExploreCo.

(n) "***non-associated gas***" means an accumulation of natural gas in a reservoir where there is no crude oil.

(o) "***operating costs***" or "***production costs***" means costs incurred to operate and maintain wells and related equipment and facilities, including applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities.

(p) "***production***" means recovering, gathering, treating, field or plant processing (for example, processing gas to extract natural gas liquids) and field storage of oil and gas.

(q) "***property***" includes:

(i) fee ownership or a lease, concession, agreement, permit, license or other interest representing the right to extract oil or gas subject to such terms as may be imposed by the conveyance of that interest;

(ii) royalty interests, production payments payable in oil or gas, and other non-operating interests in properties operated by others; and

(iii) an agreement with a foreign government or authority under which ExploreCo participates in the operation of properties or otherwise serves as "producer" of the underlying reserves (in contrast to being an independent purchaser, broker, dealer or importer).

A property does not include supply agreements, or contracts that represent a right to purchase, rather than extract, oil or gas.

(r) "***proved property***" means a property or part of a property to which reserves have been specifically attributed.

(s) "***reservoir***" means a porous and permeable underground formation containing a natural accumulation of producible oil or gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

(t) "*service well*" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt-water disposal, water supply for injection, observation, or injection for combustion.

(u) "*solution gas*" means natural gas dissolved in crude oil.

(v) "*stratigraphic test well*" means a drilling effort, geologically directed, to obtain information pertaining to a specific geologic condition. Ordinarily, such wells are drilled without the intention of being completed for hydrocarbon production. They include wells for the purpose of core tests and all types of expendable holes related to hydrocarbon exploration. Stratigraphic test wells are classified as (i) "exploratory type" if not drilled into a proved property; or (ii) "development type", if drilled into a proved property. Development type stratigraphic wells are also referred to as "evaluation wells".

(w) "*support equipment and facilities*" means equipment and facilities used in oil and gas activities, including seismic equipment, drilling equipment, construction and grading equipment, vehicles, repair shops, warehouses, supply points, camps, and division, district or field offices.

(x) "*unproved property*" means a property or part of a property to which no reserves have been specifically attributed.

(y) "*well abandonment costs*" means costs of abandoning a well (net of salvage value) and of disconnecting the well from the surface gathering system. They do not include costs of abandoning the gathering system or reclaiming the wellsite.

Pricing Assumptions – Constant Prices and Costs

The product prices used by Paddock for the constant price and cost evaluation were as follows:

- Cdn. $49.74/Bbl for crude oil; and
- AECO-C at $6.33/Mcf for natural gas.

These amounts correspond to product prices at March 31, 2004.

Pricing Assumptions – Forecast Prices and Costs

Paddock employed the following pricing, exchange rate and inflation rate assumptions as of April 1, 2004 in estimating ExploreCo's reserve data using forecast prices and costs.

Year	Henry Hub Natural Gas $US/MMBTU	Natural Gas at AECO $Cdn/MMBTU	WTI Crude Oil $US/Bbl	Edmonton Light Crude Oil $Cdn/Bbl	Propane $Cdn/Bbl	Butane $Cdn/Bbl	Inflation Rate %Year	Exchange Rate
2004	5.40	6.30	33.00	42.94	30.06	32.20	2.00	0.75
2005	5.00	5.75	29.00	37.58	25.56	27.44	2.00	0.75
2006	4.60	5.20	27.00	34.90	23.03	24.78	2.00	0.75
2007	4.50	5.04	25.50	32.67	21.04	22.66	2.00	0.75
2008	4.55	5.09	26.01	32.87	20.79	22.47	2.00	0.75
2009	4.60	5.14	26.53	34.20	20.52	22.23	2.00	0.75

Notes:

(1) All costs escalated at 2% per year thereafter.

(2) Exchange rate is fixed at 0.75 thereafter.

(3) All prices escalated by 2% per year thereafter.

The weighted average realized sales prices before hedging for the year ended December 31, 2003, was $6.37/mcf for natural gas, and $37.57/bbl for NGL's.

The weighted average realized sales prices before hedging for the quarter ended March 31, 2004, was $6.32/mcf for natural gas, and $42.82/bbl for NGL's.

Proved and Probable Undeveloped Reserves

Proved undeveloped reserves are generally those reserves that can be estimated with a high degree of certainty and will be recovered from known accumulations where a significant expenditure is required to render them capable of production. Probable undeveloped reserves are generally those reserves that are less certain to be recovered than proved reserves and are expected to be recovered from known accumulations where a significant expenditure is required to render them capable of production.

As of March 31, 2004, the Corporation had no proven or probable undeveloped reserves.

Future Development Costs

	Constant Prices and Costs	Forecast Prices and Costs	
Year	Proved ($M)	Proved ($M)	Proved plus Probable ($M)
2004	3,385	3,385	3,535
2005	-	-	-
2005	-	-	-
Total Undiscounted	3,385	3,385	3,535
Total at 10% Discount	3,265	3,266	3,410

The Corporation estimates that its internally generated cash flow, initial cash and in Treasury and bank borrowings will be sufficient to fund the future development costs disclosed above.

Properties With No Attributed Reserves

The following table sets out the gross and net acres of unproved properties and also the number of net acres which will expire in one year:

	As of March 31, 2004		
	Gross Acres	**Net Acres**	**Net Acres Expiring in 1 year**
Red Earth, Alberta	139,577	126,440	14,572
West Central Alberta	109,280	82,277	
Northeast British Columbia	72,837	46,640	4,582
Petitot, Alberta	12,160	12,160	8,320
Nina, Alberta	7,040	4,480	
McMurray, Alberta	3,840	3,840	
Pouce Coupe, Alberta	2,400	2,400	2,400
Whitelaw, Alberta	1,920	1,920	
Saskatchewan	13,365	6,875	3,200
Total	**362,419**	**287,032**	**33,074**

Notes:

(1) "Gross" refers to the total acres in which ExploreCo has an interest.

(2) "Net" refers to the total acres in which ExploreCo has an interest, multiplied by the percentage working interest owned by ExploreCo.

Oil and Gas Wells

The following table sets forth, as at March 31, 2004, the number and status of wells forming part of the ExploreCo Assets which are producing or which ExploreCo considers to be capable of production:

	Producing Wells				Shut-in Wells[1]			
	Crude Oil		Natural Gas		Crude Oil		Natural Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
Area								
Alberta	1.0	0.3	6.0	1.9	11.0	6.2	8.0	2.8
British Columbia	-	-	5.0	2.5	1.0	0.3	17.0	10.3
Total	1.0	0.3	11.0	4.4	12.0	6.5	25.0	13.1

Notes:

(1) "Shut-in" wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) "Gross" wells are the total number of wells in which ExploreCo has an interest.

(3) "Net" wells are the aggregate of the numbers obtained by multiplying each gross well by ExploreCo's percentage working interest therein.

Production Estimates

The following table discloses for each product type, the total volume of production estimated by Paddock for the nine months in December 31, 2004 in the estimates of future net revenue from proved reserves.

	Light Crude Oil Mmbls	Sales Gas Mmcf	NGLs Mmbls
Brazeau	-	471.8	49.9
Parkland	-	296.2	-
Cabin	-	415.4	-
Other Properties	-	531.3	2.4
Total	-	1,714.7	52.3

Brazeau, Parkland, and Cabin each account for more than 20% of estimated production.

Production History, Prices Received and Capital Expenditures

The following table sets forth certain historical information in respect to production, product prices received and royalties and operating expenses in respect of the ExploreCo Assets for each calendar quarter since production began from the ExploreCo properties in the quarter ended June 30, 2003.

	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003	Three Months Ended September 30, 2003	Three Months Ended June 30, 2003
Average Daily Volumes				
Natural gas liquids (Bbls/d)	188	115	35	-
Natural gas (Mcf/d)	2,973	1,337	546	470
Total Boe (6:1)	684	338	126	78

	Three Months Ended March 31, 2004	Three Months Ended December 31, 2003	Three Months Ended September 30, 2003	Three Months Ended June 30, 2003
Average Net Product Prices Received				
Natural gas liquids ($/Bbls)	42.82	38.62	34.48	-
Natural gas ($/Mcf)	6.34	6.72	6.44	5.78
Total ($/Boe) (6:1)	39.33	39.72	37.48	34.82
Average Royalties Paid[1]				
Natural gas liquids ($/Bbls)	6.62	3.06	2.22	-
Natural gas ($/Mcf)	1.15	0.82	0.72	1.49
Total ($/Boe) (6:1)	6.82	4.28	3.74	8.98
Average Operating Expenses[1][2]				
Natural gas liquids ($/Bbls)[3]	-	-	-	-
Natural gas ($/Mcf)	1.74	1.92	1.87	0.62
Total ($/Boe)(6:1)	7.56	7.59	8.10	3.13
Average Netback Received				
Natural gas liquids ($/Bbls)	36.20	35.56	32.26	-
Natural gas ($/Mcf)	3.45	3.98	3.85	3.77
Total	24.95	27.85	25.64	22.71

Notes:

(1) Average royalties paid, net of ARTC, and average operating expenses allocated to the individual products based on their proportionate production volumes.

(2) Operating Expenses include all costs relating to lifting, gathering, transporting and processing.

(3) NGLs are produced concurrently with natural gas. All operating costs have been allocated to natural gas.

Drilling Activity

The following table summarizes drilling results of Storm on the ExploreCo Assets for the year ended December 31, 2003 and the three months ended March 31, 2004.

	Year ended December 31, 2003		Three Months ended March 31, 2004	
	Gross	Net	Gross	Net
Oil Wells	-	-	-	-
Natural Gas Wells	9.0	3.7	2.0	0.6
Dry Holes	3.0	1.7	4.0	2.1
Total	12.0	5.4	6.0	2.7

Capital Expenditures

The following table summarizes the capital expenditures incurred in respect of the ExploreCo Assets during the periods indicated.

	Three Months Ended March 31, 2004	Year Ended December 31, 2003
(unaudited)		
Property Acquisitions		
- Proved	$ -	$ 3,745,000
- Unproved	78,788	867,496
Exploration	2,017,349	4,373,408
Development	4,149,101	4,949,821
Total	$ 6,245,238	$ 13,935,725

Significant Acquisitions and Dispositions

Coincident with the Arrangement becoming effective, Storm will transfer the ExploreCo Assets to ExploreCo. ExploreCo will also assume certain liabilities, including environmental liabilities, relating to the ExploreCo Assets.

As a result of the Arrangement, ExploreCo will acquire interests in natural gas and NGL properties currently producing approximately 1,000 Boe/d. ExploreCo believes that there are a number of exploration and development locations on the properties. The Paddock ExploreCo Report indicates that the ExploreCo oil and natural gas assets consist of 3,302 Mboe of total proven reserves and 4,129 Mboe of total proven plus probable reserves.

SELECTED CONSOLIDATED FINANCIAL INFORMATION AND MANAGEMENT'S DISCUSSION AND ANALYSIS

General

Included at Schedule A to this Appendix H is an audited balance sheet of ExploreCo as at March 31, 2004, statement of revenues and operating expenses relating to the ExploreCo Assets for the year ended December 31, 2003 and for the three months ended March 31, 2004 and pro forma financial statements for ExploreCo after giving effect to the acquisition of the ExploreCo Assets pursuant to the Arrangement, for the year ended December 31, 2003 and for the three months ended March 31, 2004, respectively.

In the event that the transactions contemplated by the Come-Along Agreement are not implemented, Alterna will not replace 1106789 Alberta Ltd. as a party to the Arrangement Agreement and Plan of Arrangement. Included at Schedule B to this Appendix H is an audited balance sheet of 1106789 Alberta Ltd. as at May 28, 2004, statement of revenues and operating expenses of the ExploreCo Assets for the year ended December 31, 2003 and for the three months ended March 31, 2004 and pro forma financial statements for 1106789 Alberta Ltd. after giving effect to the acquisition of the ExploreCo Assets pursuant to the Arrangement for the year ended December 31, 2003 and for the three months ended March 31, 2004, respectively.

The following discussion and analysis should be read in conjunction with the financial statements and the related notes contained in the Schedule A or B, as applicable, to this Appendix H.

ExploreCo's activities relate to oil and gas exploration and development. ExploreCo follows the "full-cost" method of accounting for oil and gas operations whereby all exploration costs are capitalized until commencement of production. The costs are then amortized on a unit of production basis.

The following tables are a summary of selected financial information for the ExploreCo Assets for the periods indicated. The following information should be read in conjunction with the audited statement of revenues and operating expenses of the ExploreCo Assets for the year ended December 31, 2003 and for the unaudited statement of revenues and operating expenses of the ExploreCo Assets for the three months ended March 31, 2004. No information is provided for years prior to 2003 as the ExploreCo Assets were brought into production or acquired during 2003.

	Three months ended March 31, 2004	**Year ended December 31, 2003**
Revenue	$ 2,448,130	$ 1,811,037
Royalties	519,746	213,620
Operating expenses	472,060	339,612
Excess of Revenues over expenses(1)	$ 1,456,324	$ 1,257,805

Note:

(1) Excess of revenues over expenses for the periods before general and administrative expenses, interest, income or capital taxes or any provisions related to depletion, depreciation or future site restoration and abandonment or asset retirement.

Liquidity and Capital Resources

General

ExploreCo's need for capital will be both short-term and long-term in nature. Short-term working capital will be required to finance accounts receivable, drilling deposits and other similar short-term assets, while the acquisition and development of petroleum and natural gas properties requires large amounts of long-term capital. There are essentially four methods of financing the capital needs of ExploreCo: debt, equity; internally generated cash; and farmout arrangements.

On the Effective Date, ExploreCo is expected to have cash of approximately $5,770,000. Of this amount, $4,320,000 is expected to be raised pursuant to the ExploreCo Initial Private Placement, with the remaining cash being transferred from Storm as part of the ExploreCo Assets under the Arrangement.

With respect to debt, there is an active market for the debt financing of Canadian oil and gas companies. ExploreCo anticipates that it will make use of greater amounts of debt as its need and capacity for debt increases over time. It is expected that this will be the case particularly in respect of financing the acquisition of producing properties. In this regard, ExploreCo's banker has provisionally indicated, and subject to finalization of ExploreCo's borrowing base that ExploreCo will be eligible for a credit facility of $8 million. No principal repayments are expected to be required. ExploreCo may use the available portion of the bank line for both short term and long term capital requirements. The credit line will be reviewed at least annually.

All of ExploreCo's expenditures are subject to the effects of inflation and prices received for the product sold are not readily adjustable to cover any increase in expenses resulting from inflation. ExploreCo has no control over government intervention or taxation levels in the oil and gas industry.

The present value provision for the pro forma asset retirement obligations relating to the ExploreCo Assets was $644,000 at March 31, 2004. The asset retirement obligation is reviewed quarterly. Provision is made for the present value of such costs when the obligation is assumed. Retirement costs incurred are charged against the provision. The amount of the provision increases each reporting period due to the impact the passage of time has on the present value of the provision, with the resulting accretion being charged to earnings.

ExploreCo intends to maintain an insurance program consistent with industry practice to protect against losses due to accidental destruction of assets, well blowouts, pollution, business interruptions and other risks characteristic of the oil and gas industry. ExploreCo believes it is in substantial compliance, in all material respects, with current

environmental legislation and regularly works with governmental environmental agencies to maintain this level of compliance.

Management of ExploreCo may use financial instruments to reduce corporate risk in certain situations. ExploreCo's strategy is to hedge existing or to be acquired production at the discretion of management, to protect a return on investment or to facilitate financings when concluding a business transaction. Currently, ExploreCo has no hedging commitments. A formal policy with respect to use of derivative financial instruments will be developed by ExploreCo's board of directors, which is likely to correspond to the existing Storm policy.

Trends

Crude oil and natural gas prices are volatile and subject to a number of external factors. Prices are cyclical and fluctuate as a result of shifts in the balance between supply and demand for crude oil and natural gas, world and North American market forces, inventory and storage levels, OPEC policy, weather patterns and other factors. In early 2002, the industry initially saw a general weakening of prices for both oil and natural gas. In the second half of that year commodity prices increased above historical averages. In recent months prices have remained high for both crude oil and natural gas. Natural gas prices are greatly influenced by the economy in North America. Currently there is a shortage of natural gas production and natural gas storage levels are low.

The Canadian/U.S. currency exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is ultimately priced in U.S. dollars. The recent increased strength of the Canadian dollar has had a negative impact on Canadian oil and gas production revenue.

An additional trend relates to the size of companies in which investors are willing to invest. Larger market capitalization companies provide for greater liquidity and, as a result, appear to be more attractive, however, smaller companies may present potentially larger returns as they have not yet appreciated in value in relation to current commodity prices.

Royalty trusts have emerged as important participants in the oil and gas industry in Canada in recent years. Royalty trusts are generally focused on the development and exploitation of existing reserves with operating cash flow, subject to reinvestment requirements, being distributed to unitholders. High commodity prices and low interest rates have created a widespread following amongst investors for such vehicles, with the result that the cost of capital is generally lower than for conventional exploration and development companies. Availability of capital for exploration and development companies may also be affected, as is the ability to attract and compensate qualified staff. Royalty trusts are aggressive purchasers of producing properties, increasing competition for acquisitions.

A final trend appears to be the establishment of a number start up companies with experienced management teams that are available as a result of the industry consolidation in recent years. This may also result in increased competition for many of the corporate and property acquisitions that will be available.

CAPITALIZATION

The following table sets forth the capitalization of ExploreCo as at March 31, 2004 and at the same date after giving effect to the Arrangement.

	Authorized	Outstanding as at March 31, 2004	Outstanding as at March 31, 2004 after giving effect to the Arrangement(3)(4)
Cash		$ nil	$5,770,000
Share Capital			
Class A voting	Unlimited	$13,212,625(1) (16,650,444 shares)	$ nil (nil shares)
Class B non-voting	Unlimited	$7,960(1) (11,100 shares)	$ nil (nil shares)
Series A Class III preferred	Unlimited	$17,093,010(1) (2,365,919 shares)	$ nil (nil shares)
Series A Class II preferred	Unlimited	$8,634,873(1) (3,270,313 shares)	$ nil (nil shares)
Series A Class I preferred	Unlimited	$11,280,076(1) (18,149,497 shares)	$ nil (nil shares)
ExploreCo Shares	Unlimited	$ nil(2) (nil shares)	$49,710,000(3) (32,892,000 shares)(4)
Non-Voting Common Shares	Unlimited	$ nil (nil shares)	$nil (nil shares)(5)

Notes:

(1) In the event that Alterna does not participate in the Arrangement, these amount will be $ nil (nil shares).

(2) In the event that Alterna does not participate in the Arrangement, these amounts will be $10 (1 share) as at March 31, 2004.

(3) Assumes the distribution of an aggregate of 29,892,000 ExploreCo Shares pursuant to the Arrangement, an aggregate of 2,500,000 ExploreCo Shares pursuant to the ExploreCo Initial Private Placement, and an aggregate of 500,000 ExploreCo Shares pursuant to the Storm Option Sale Agreements.

(4) Does not include any ExploreCo Shares to be held by Alterna shareholders following completion of the Arrangement and the transactions contemplated by the Come-Along Agreement. Following the completion of the Arrangement and the transactions contemplated by the Come-Along Agreement, the ExploreCo Shares and Common Non-Voting Shares held by the Alterna shareholders will represent approximately 4.3% of the total equity of ExploreCo

(5) Does not include any Non-Voting Common Shares to be held by Alterna shareholders following completion of the Arrangement and the transactions contemplated by the Come-Along Agreement. Following the completion of the Arrangement and the transactions contemplated by the Come-Along Agreement, the ExploreCo Shares and Common Non-Voting Shares held by the Alterna shareholders will represent approximately 4.3% of the total equity of ExploreCo

DESCRIPTION OF SHARE CAPITAL

1106789 Alberta Ltd.

The authorized capital of 1106789 Alberta Ltd. consists of an unlimited number of common shares and an unlimited number of first preferred shares.

Holders of common shares are entitled to one vote per share at meetings of shareholders of 1106789 Alberta Ltd., to receive dividends if, as and when declared by the board of directors of 1106789 Alberta Ltd. and to receive pro rata the remaining property and assets of 1106789 Alberta Ltd. upon its dissolution or winding up, subject to the rights of shares having priority over the common shares.

The first preferred shares are issuable in series and will have such rights, restrictions, conditions and limitations as the board of directors of ExploreCo may from time to time determine. The first preferred shares shall rank senior to the common shares with respect to the payment of dividends or the distribution of assets or return of capital of 1106789 Alberta Ltd. in the event of a dissolution, liquidation or winding up of 1106789 Alberta Ltd. Holders of first preferred shares are not entitled to receive notice of or to attend and vote at any meeting of shareholders of 1106789 Alberta Ltd. No first preferred shares are presently issued and outstanding.

Alterna

The authorized capital of Alterna consists of an unlimited number Class "A" Common Voting Shares, an unlimited number of Class "B" Common Non-Voting Shares, an unlimited number of Class I Preferred Shares, issuable in series, of which Series A Class I Preferred Shares and Series B Class I Preferred Shares have been designated, an unlimited number of Class II Preferred Shares, issuable in series, of which Series A Class II Preferred Shares have been designated, and an unlimited number of Class III Preferred Shares, issuable in series, of which Series A Class III Preferred Shares have been designated.

If Alterna participates in the Plan of Arrangement in the place and stead of 1106789 Alberta Ltd., then immediately prior to the commencement of the implementation of the Plan of Arrangement, the articles of Alterna will be amended to create a new class of Common Voting Shares and a new class of Common Non-Voting Shares having the rights, privileges, restrictions and conditions described below. In addition, the rights, privileges, restrictions and conditions attaching to the Class "B" Common Shares, Series A Class I Preferred Shares, Series B Class I Preferred Shares, Series A Class II Preferred Shares and Series A Class III Preferred Shares will be amended to remove certain redemption and conversion rights and to provide the automatic conversion of such shares into Class "A" Common Shares following completion of the Plan of Arrangement (the "First Conversion"). The rights, privileges, restrictions and conditions attaching to the Class "A" Common Shares will also be amended to provide for the automatic conversion of Class "A" Common Shares into Common Voting Shares following the completion of the Plan of Arrangement and the First Conversion.

The following is a summary of the rights, privileges, restrictions and conditions that will attach to the Common Voting Shares and the Common Non-Voting Shares.

Common Voting Shares

Alterna will be authorized to issue an unlimited number of Common Voting Shares. Holders of Common Voting Shares (a) will be entitled to receive dividends as and when declared by the board of directors of Alterna, subject to the rights of holders of shares of any class having priority over the Common Voting Shares, provided that no dividends may be declared in respect of or any benefit conferred upon the holders of the Common Non-Voting Shares unless the same dividend or benefit is conferred upon the holders of the Common Voting Shares, (b) will be entitled to share rateably, together with the holders of the Common Non-Voting Shares, in the assets of Alterna as are available for distribution in event of any liquidation, dissolution or winding up of Alterna or other distribution of the

assets of Alterna among its shareholders for the purpose of winding up its affairs, subject to the rights of the holders of shares of any class having priority over the Common Voting Shares, and (c) will be entitled to receive notice of and to attend any meeting of the shareholders of Alterna and to vote at any meeting of shareholders of Alterna.

The Common Voting Shares will constitute ExploreCo Shares for the purposes of the Plan of Arrangement.

Common Non-Voting Shares

Alterna will be authorized to issue an unlimited number of Common Non-Voting Shares. Holders of Common Non-Voting Shares (a) will be entitled to receive dividends as and when declared by the board of directors of Alterna, subject to the rights of holders of shares of any class having priority over the Common Non-Voting Shares, provided that no dividends may be declared in respect of or any benefit conferred upon the holders of the Common Voting Shares unless the same dividend or benefit is conferred upon the holders of the Alterna Common Non-Voting Shares, (b) will be entitled to share rateably, together with the holders of the Common Voting Shares, in the assets of Alterna as are available for distribution in the event of any liquidation, dissolution or winding up of Alterna or other distribution of the assets of Alterna among its shareholders for the purpose of winding up its affairs, subject to the rights of holders of shares of any class having priority over the Common Non-Voting Shares, and (c) will be entitled to receive notice of and to attend any meeting of the shareholders of Alterna provided that, except as required by law, holders of Common Non-Voting Shares will not be entitled to vote at any meeting of the shareholders of Alterna..

In addition, the terms of the Alterna Common Non-Voting Shares will provide that such shares will be redeemable at the option of the holder thereof in the event of a bona fide offer (an "Offer") to acquire all of the issued and outstanding Common Voting Shares which offer has not been rejected by holders of the Common Voting Shares holding not less than 50% of the outstanding Common Voting Shares. The redemption price payable in respect of each Alterna Common Non-Voting Share redeemed will be the value of the consideration offered under an Offer.

The Common Non-Voting Shares will issued pursuant to the terms of the Subscription Agreement. See "Come-Along Agreement".

DIRECTORS AND OFFICERS

The name, municipality of residence, age and position held in ExploreCo of each of the directors and officers of ExploreCo are as follows:

Name and Municipality of Residence	Age	Position Held
Matthew J. Brister Calgary, Alberta	45	Chairman and Director
Brian Lavergne Calgary, Alberta	39	President and Chief Executive Officer
Donald G. McLean Calgary, Alberta	57	Vice President, Finance and Chief Financial Officer
Robert S. Tiberio Calgary, Alberta	39	Chief Operating Officer
Eric Blakely Calgary, Alberta	44	Vice President, Exploration
Gregory G. Turnbull Calgary, Alberta	49	Corporate Secretary

Name and Municipality of Residence	Age	Position Held
John A. Brussa Calgary, Alberta	47	Director
Stuart G. Clark, Calgary, Alberta	50	Director
Henry R. Lawrie, Calgary, Alberta	66	Director
Robert Schnibbe Jr.,[(1)] Calgary, Alberta	49	Director
Mark Butler, [(1)] Calgary, Alberta	43	Director
Gray Savage, [(1)] Calgary, Alberta	47	Director
Robert Bruce, [(1)] Calgary, Alberta	40	Director

Note:

(1) In the event that the transactions contemplated by the Come-Along Agreement are not implemented, Messrs. Schnibbe Jr., Butler, Savage and Bruce will not serve as directors of ExploreCo.

In the event that the transactions contemplated by the Come-Along Agreement are implemented, Messrs. Schnibbe Jr., Butler, Savage and Bruce each intend to resign as directors of ExploreCo prior to the next annual meeting of ExploreCo to be held in 2005. The term of office of all other directors will expire at the next annual meeting of ExploreCo, to be held in 2005. ExploreCo does not currently have an audit committee, compensation committee or reserves committee. Such committees of the will be formed upon completion of the Arrangement.

Following the completion of the Arrangement, it is anticipated that the officers and directors, as a group, will hold, directly or indirectly, or exercise control or direction over 6,373,377 ExploreCo Shares (assuming that all of the Storm Options held by such directors and officers are sold pursuant to the Storm Option Sale Agreements prior to the Effective Date).

Each of Messrs. Lavergne, McLean, Tiberio and Blakely devotes his full time and attention to the business and affairs of ExploreCo. The remaining directors and officers of ExploreCo devote their time and attention to the affairs of ExploreCo only as required. Profiles of ExploreCo's directors and officers and the particulars of their respective principal occupations during the last five years is set forth below.

Matthew J. Brister, Chairman and Director

Mr. Brister has a Bachelor of Science in Geology from the University of Calgary and is a registered Professional Geologist in the Province of Alberta. Mr. Brister has been the President and Chief Executive Officer of Storm since completion of the Plan of Arrangement in August, 2002. From November, 1998 to August, 2002, Mr. Brister was the President and Chief Executive officer of Storm Energy Inc. From May, 1987 to July, 1998, Mr. Brister was employed by Pinnacle Resources Ltd. ("Pinnacle") in positions of increasing responsibility and from January, 1994 to July, 1998 was President and Chief Executive Officer thereof. Pinnacle was a publicly traded oil and gas company listed on the TSX and the Montreal Exchange prior to its acquisition by Renaissance Energy Ltd. in July, 1998. Mr. Brister was a director of Pinnacle from May, 1989 to July, 1998. Mr. Brister has been a director of Saddle Resources Inc. and Westrex Energy Corp, each a publicly traded oil and gas company.

Brian Lavergne, President and Chief Executive Officer

Mr. Lavergne has a Bachelor of Science in Mechanical Engineering from the University of Alberta (1989) and is a registered Professional Engineer in the Province of Alberta. Mr. Lavergne was Vice President, Production of Storm from August, 2002 until June 2003, when he was appointed Chief Operating Officer. From December, 1998 until August 2003, Mr. Lavergne was employed with Storm Energy Inc., his last position being Vice President, Production. From February, 1994 to December, 1998, Mr. Lavergne was employed by Renaissance Energy Ltd. in positions of increasing responsibility including Exploration Manager and Operations District Manager.

Donald G. McLean, Vice President, Finance, Chief Financial Officer

Mr. McLean has been the Chief Financial Officer of Storm since August, 2002. Mr. McLean was the Chief Financial Officer of Storm Energy Inc. from September, 2001 to August, 2002. Mr. McLean is a member of the Institute of Chartered Accountants of Alberta. Mr. McLean was a director of Pinnacle Resources Ltd. from 1991 to 1998. From 1991 to 2001, Mr. McLean was Chief Financial Officer and director of a number of public and private companies. Prior to 1991, Mr. McLean was a partner of Deloitte & Touche LLP, an accounting firm.

Robert S. Tiberio, Chief Operating Officer

Mr. Tiberio joined Storm Energy Inc. as a Senior Exploitation Engineer in December 2001 and was appointed Vice President of Production of Storm in June 2003. Prior to joining Storm and its predecessors, Mr. Tiberio spent 10 years with Renaissance Energy and Husky Energy in positions of increasing responsibility, ultimately as General Manager of Southern Alberta and Saskatchewan.

Eric C. Blakely, Vice President, Exploration

Mr. Blakely is a 1983 graduate of the University of Calgary, with a BSc Honours Geology and a geophysics minor. Mr. Blakely is a member of Canadian Society of Exploration Geophysicists. He is currently Exploration Manager of Storm, a position he has held in the company and its predecessors for the last six years. For several years prior to that Mr. Blakely held positions as Chief Geophysicist at Startech Energy and Pinnacle Resources and made important contributions to exploration driven growth of each of these companies.

Gregory G. Turnbull, Corporate Secretary

Since July 1, 2002, Mr. Turnbull has been a partner with the law firm of McCarthy Tétrault LLP. From September 2001 to June 2002, Mr. Turnbull was a partner of Donahue LLP. Prior thereto, Mr. Turnbull was a partner of Gowlings LLP and its predecessor law firms for over ten years. During this time, Mr. Turnbull has been the Corporate Secretary or Assistant Corporate Secretary of the following public companies: Baytex Energy Ltd., Barrington Petroleum Ltd., Hawk Oil Inc., Kensington Energy Ltd., Lexxor Energy Inc., Newquest Energy Inc., Mannville Oil & Gas Ltd., Petrostar Petroleums Inc., Pinnacle Resources Ltd., Quadron Resources Ltd., Quintex Energy Ltd., ResoQuest Resources Ltd., Tri Ex Oil & Gas Ltd., Trigas Exploration Ltd., Twin Energy Ltd. and Westward Energy Ltd.

From March 1994 to December 1997, Mr Turnbull was a director of Tri Ex Oil & Gas Ltd., a publicly traded company which was listed on the TSX prior to its acquisition by Real Resources Ltd. in December, 1997. From December 1998 to June 2002, Mr. Turnbull was a director of Spire Energy Ltd., a publicly traded natural gas company which was listed on the TSX prior to its acquisition by Quintana Minerals. From August 1997 to March 2004, Mr. Turnbull was a director of Seventh Energy Ltd., a publicly traded natural gas company which was listed on the TSX prior to its acquisition by PrimeWest Gas Corp. Mr. Turnbull is currently a director of Crescent Point Resources Ltd., Flowing Energy Corporation, Hawk Energy Corp., Heritage Oil Corporation, Rally Energy Corp., and Storm Energy Ltd., all publicly traded entities listed on the TSX Venture Exchange or the TSX.

John A. Brussa, Director

Mr. Brussa has been a partner of Burnet, Duckworth & Palmer LLP since 1987 and is presently the head of its tax department. Mr. Brussa received his Bachelor of Law Degree from the University of Windsor in 1981 and currently serves as a director of a number of publicly listed resource corporations, a mutual fund trust and several non-profit or charitable organizations.

Stuart G. Clark, Director

Mr. Clark has a Bachelor of Commerce (Honours) from the University of Manitoba. Mr. Clark was the Executive Director of Storm from August, 2002 to May 2003. Mr. Clark was the Vice President, Finance and Chief Financial Officer of Storm Energy Inc. from November, 1998 to November 8, 2001 when he assumed the office of Executive Director until August, 2002. From January, 1986 to July, 1998, Mr. Clark was employed by Pinnacle in positions of increasing responsibility, the last being Executive Vice President and Chief Financial Officer. Mr. Clark was a director of Pinnacle from January, 1986 to July, 1998 and a director of Quadron Resources Ltd., a publicly traded oil and gas company which was listed on the TSX prior to its acquisition by HCO Energy Ltd. in June, 1995. From April, 1989 to May, 1994, Mr. Clark was a director of Avid Oil and Gas Ltd., a publicly traded oil and gas company which was listed on the TSX and the TSX Venture Exchange prior to its acquisition by Husky Energy Ltd. in July, 2001.

Henry R. Lawrie, Director

Mr Lawrie is a Fellow of the Institute of Chartered Accountants of Alberta and a Certified Public Accountant. Mr Lawrie had a 35 year career with PricewaterhouseCoopers LLP and predecessor firms, serving in Calgary, Dallas and Midland, Texas, and Toronto. He was managing partner of his firm's Calgary office and co-chaired his firm's Oil and Gas specialty group. He also chaired the ASC Oil and Gas Securities Taskforce and the CICA Oil and Gas Full Cost Accounting Taskforce. Mr Lawrie has served as Chief Accountant of the Alberta Securities Commission, and is currently a director of several public companies. He consults in the areas of accounting, securities regulation and corporate governance.

Robert Schnibbe Jr., Director

Mr. Schnibbe has been a financial services operations and technology executive since 1984. Most recently, he was Chief Executive Officer of Alterna Technologies Group Inc., in Calgary. Prior to Alterna, Mr. Schnibbe was Chief Operating Officer of Finacity Corporation, a New York based company that specializes in trade receivables funding, management and securitization. In addition, Mr. Schnibbe has held senior management positions at JPMorgan Chase, State Street Bank, First Empire (M&T Bank) and the National Broadcasting Company (NBC).

Mr. Schnibbe is a graduate of SUNY College of Technology at Utica (BS Degree) and the Pace University Lubin Graduate School of Business (MBA Degree).

Mark Butler, Director

Mark Butler is a business consultant specializing in the commercialization of early stage technologies. Most recently, he was Chief Operating Officer for Alterna Technologies Group Inc., a Calgary company specializing in global liquidity management solutions. Prior to being appointed to that position, Mr. Butler was General Counsel and Vice-President Commercial Transactions at Alterna with responsibility for product licensing and intellectual property management. He is the Corporate Secretary of Alterna. He has significant experience in private equity funding and has led and managed a number of acquisition and divestiture transaction. Mr. Butler holds a Bachelor of Law degree from the University of Saskatchewan and a Masters of Business Administration from the University of Calgary.

Gray Savage, Director

Gray Savage is a Chartered Accountant and President of Savage Capital Ventures Ltd. He was formerly Controller of Alterna Technologies Group Inc. from September 2003 to May 2004, and prior to that a Business Development Consultant with the company. From January 1999 to October 2001 he was Director, Industry Treasury Services with the International Air Transport Association (IATA) in Montreal. Before joining IATA he was with Canadian Airlines International (and predecessor companies) for twelve years in a variety of financial positions in Vancouver and Calgary. He received his Bachelor of Commerce Degree from the University of British Columbia in 1979.

Robert Bruce, Director

Mr. Bruce brings over fifteen years of experience in driving small business startups to leading multinational business divisions within the professional services, technology and manufacturing industries. Mr. Bruce was formerly President of AMEC Technologies. Prior to this role, Mr. Bruce was Vice President, Strategy Development of AMEC Inc and President of Atlantic Reman Limited. As President of AMEC Technologies, Mr. Bruce was responsible for leading eight business units to sustained growth and profitability. Products and services included project management software, web-based training solutions, spectrum management software, data conversion and maintenance services, dynamic process simulation software, systems integration and development solutions, web-based collaboration tools, and banknote security devices. As Vice President, Strategy Development of AMEC Inc., Mr. Bruce led the negotiations and managed the successful completion of over twenty five acquisition and divestiture transactions. Acquired companies ranged in size from $5 million to over $200 million annual revenues. Mr. Bruce is a Chartered Accountant and holds a Bachelor of Commerce from Dalhousie University

PERSONNEL

As at the date of this Information Circular, ExploreCo had no employees. After giving effect to the Arrangement, ExploreCo will have approximately eight full-time employees and three part-time employees at its office in Calgary and one field employee.

EXECUTIVE COMPENSATION

No compensation has been paid by ExploreCo to its executive officers or directors and none will be paid until after the Arrangement is completed. Following the completion of the Arrangement, it is anticipated that the executive officers of ExploreCo will be paid salaries at a level somewhat below the salaries paid at other junior oil and gas companies of similar size and character as a result of the participation by such executive officers in the ExploreCo Initial Private Placement at a discounted subscription price.

As at the date hereof, there are no employment contracts in place between ExploreCo and any of the executive officers of ExploreCo and there are no provisions for compensation of executive officers of ExploreCo in the event of termination of employment or change of responsibilities following a change of control. The Board of Directors of ExploreCo will consider whether employment contracts should be entered into with each of the executive officers of ExploreCo following the completion of the Arrangement.

Directors will be paid a quarterly retainer fee of $2,000 and paid $500 for attendance at board or committee meetings; they will also be entitled to be reimbursed for all reasonable expenses incurred in order to attend such meetings. It is anticipated that directors will be compensated for their time and effort by granting them options to acquire ExploreCo Shares pursuant to ExploreCo's stock option plan. See "Options to Purchase Common Shares".

OPTIONS TO PURCHASE SECURITIES

The directors of ExploreCo may from time to time, at their discretion, grant to directors, officers, employees and consultants of ExploreCo, or any of its subsidiaries, in connection with their employment or position, options to purchase ExploreCo Shares. All options granted will be in compliance with the requirements of the TSX. The purchase price for any optioned ExploreCo Shares shall be fixed by the directors, subject to the limitations of the TSX. The options are non-assignable and non-transferable.

The number of ExploreCo Shares reserved from time to time for options may not be more than 5% of the aggregate number of then issued and outstanding ExploreCo Shares. The maximum number of ExploreCo Shares reserved for issuance to any one individual may not exceed 5% of the issued and outstanding ExploreCo Shares.

It is the intention of the board of directors of ExploreCo that options to acquire up to an aggregate of 5% of the number of issued and outstanding ExploreCo Shares will be granted to directors, officers, employees and consultants of ExploreCo immediately following the Arrangement becoming effective.

At the Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the ExploreCo Initial Private Placement of up to 2,500,000 ExploreCo Shares, 2,100,000 ExploreCo Private Placement Warrants and up to 512,500 ExploreCo Performance Shares to certain employees. See "Other Matters to be Brought Before the Meeting - Approval of the ExploreCo Initial Private Placement" in the Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There exists no indebtedness of the directors or executive officers of ExploreCo, or any of their associates, to ExploreCo, nor is any indebtedness of the directors or executive officers to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by ExploreCo.

PRINCIPAL SHAREHOLDERS

Upon completion of the Arrangement, to the knowledge of ExploreCo, there will be no shareholders who own, of record or beneficially, either directly or indirectly, more than 10% of the issued and outstanding voting shares of ExploreCo, except for Libra Advisors, LLC of New York which will have control of 4,871,298 ExploreCo Shares upon completion of the Arrangement, representing 14.2% of the issued and outstanding ExploreCo Shares upon completion of the Arrangement.

DIVIDENDS

ExploreCo has not declared or paid any dividends since its incorporation and does not foresee the declaration or payment of dividends in the near future. Any decision to pay dividends on its shares will be made by the Board of Directors on the basis of ExploreCo's earnings, financial requirements and other conditions existing at such future time.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as disclosed above, none of the directors, officers or principal shareholders of ExploreCo and no associate or affiliate of any of them, has or has had any material interest in any transaction or any proposed transaction which materially affects ExploreCo or any of its affiliates.

There are potential conflicts of interest to which the directors and officers of ExploreCo will be subject in connection with the operations of ExploreCo. In particular, certain of the directors and officers of ExploreCo are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of ExploreCo or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of ExploreCo. See "Directors and Officers of ExploreCo". Conflicts, if any,

will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

MATERIAL CONTRACTS

The only material contracts entered into, or to be entered into coincident with the Arrangement, by ExploreCo since incorporation, other than contracts in the ordinary course of business, are as follows:

1. the Arrangement Agreement (see the section of the Information Circular entitled "The Arrangement");
2. the Conveyance Documents to which ExploreCo is a party;
3. the Parkland Joint Venture Agreement;
4. the Red Earth Joint Venture Agreement; and
5. the Red Earth ROFR Agreement.

Copies of these agreements, when executed, may be inspected at the head office of ExploreCo at Suite 3300, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 2V7, at the offices of McCarthy Tétrault LLP at Suite 3300, 421 – 7th Avenue S.W., Calgary, Alberta T2P 4K9 and in Toronto at 4700 Toronto Dominion Bank Tower, Toronto, Ontario, M5K 1E6 or at the offices of the Alberta Securities Commission, during normal business hours from the date of this Information Circular until 30 days following the completion of the Arrangement.

RISK FACTORS

An investment in ExploreCo should be considered highly speculative due to the nature of ExploreCo's business and the present stage of its development. For a discussion of risk factors associated with ExploreCo and the ownership of ExploreCo Shares, see Appendix J, "Information Concerning Storm – Risk Factors", which risk factors are hereby incorporated, mutatis mutandis, by reference in this Appendix H. A prospective investor should consider carefully such risk factors. An investment in securities of ExploreCo should only be made by persons who can afford a significant or total loss of their investment.

In the event that the transactions contemplated by the Come-Along Agreement are implemented, Alterna will participate in the Arrangement and, accordingly, ExploreCo will have carried on prior business activity as a developer of interface software. As a consequence of prior operating reorganizations, ExploreCo is exposed to contingent liabilities which may arise in connection with severance of former employees or termination of contracts with customers or suppliers. In addition, the tax losses accumulated in the company may be subject to reassessment or their use as deductions from future taxable income may be denied. Subsequent to the sale by Alterna of all or substantially all of its software and intellectual property assets in December 2003, Alterna suffered a loss of electronic accounting and other information. Although an audited balance sheet as at March 31, 2004 was completed, unidentified or contingent liabilities may exist. Additionally, Alterna's ability to recreate accounting records sufficient for the preparation of tax returns cannot be determined.

INDUSTRY CONDITIONS

The oil and gas industry is subject to extensive controls and regulations imposed by various levels of government. For a discussion of certain industry conditions affecting the oil and gas industry generally, see Appendix J, "Information Concerning Storm Energy Ltd. – Industry Conditions", which section is hereby incorporated, mutatis mutandis, by reference in this Appendix H.

EXPERTS

As of the date hereof, the directors, officers and associates of Paddock and McDaniel, respectively, did not beneficially own any of the ExploreCo Shares.

LEGAL PROCEEDINGS

As of the date hereof, there are no outstanding legal proceedings material to ExploreCo to which ExploreCo or any of the ExploreCo Assets are subject, nor are there any such proceedings known to be contemplated.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of ExploreCo are PricewaterhouseCoopers LLP, Chartered Accountants, Suite 3100, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 5L3.

Valiant Trust Company, at its principal offices in Calgary, Alberta and its co agent, Equity Transfer Services Inc., in Toronto, Ontario will be the registrar and transfer agent for the ExploreCo Shares.

SCHEDULE A -
FINANCIAL STATEMENTS OF EXPLORECO (ALTERNA)

Note: The following financial statements included in assume that the transactions contemplated by the Come-Along Agreement are implemented

1. Audited consolidated balance sheet of Alterna as at March 31, 2004

2. Audited statement of revenues and operating expenses of the ExploreCo Assets for the year ended December 31, 2003 and unaudited statement of revenues and operating expenses of the ExploreCo Assets for the three months ended March 31, 2004

3. Unaudited pro forma balance sheet of ExploreCo as at March 31, 2004 and unaudited pro forma statements of operations of ExploreCo for the three months ended March 31, 2004 and for the year ended December 31, 2003

Alterna Technologies Group Inc.

Consolidated Balance Sheet
March 31, 2004
(expressed in Canadian dollars)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

May 28, 2004

Auditors' Report

To the Directors of
Alterna Technologies Group Inc.

We have audited the consolidated balance sheet of **Alterna Technologies Group Inc.** as at March 31, 2004. This balance sheet is the responsibility of the company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation.

In our opinion, this consolidated balance sheet presents fairly, in all material respects, the financial position of the company as at March 31, 2004 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants

Calgary, Alberta

Alterna Technologies Group Inc.

Consolidated Balance Sheet

As at March 31, 2004

(expressed in Canadian dollars)

	$
Assets	
Current assets	
Cash	489
Restricted funds (note 5)	262
Accounts receivable	106
	857
Liabilities	
Current liabilities	
Accounts payable	98
Shareholders' Equity	
Share capital (note 4)	
Common shares	13,220
Preferred shares	37,009
	50,229
Deficit	(49,470)
	759
	857

Contingencies (note 6)

Approved by the Board of Directors

______________________ Director ______________________ Director

Alterna Technologies Group Inc.

Notes to Consolidated Balance Sheet

March 31, 2004

(expressed in Canadian dollars)

1 Nature of operations

Alterna Technologies Group Inc. (the "company") was incorporated in 1999 under the Canada Business Corporations Act. The company's business was the developing, marketing, implementing and supporting internet based liquidity management computer software. The assets of the business were sold to Trema Holding N.V. ("Trema") on December 31, 2003. Consideration for the sale of assets to Trema was a combination of shares and cash. As at March 31, 2004, 1,472 Series B Ordinary Shares of Trema are held in escrow for a period of nine to twelve months from December 31, 2003. There is also restricted cash in escrow (see note 5). The assigned value of these shares as at December 31, 2003 was US$883,310. These shares in conjunction with restricted cash will be distributed to the shareholders as a return of capital at the end of the escrow period. Market value for these shares was undeterminable, therefore no amounts have been presented on the balance sheet.

As a result of technical problems with its accounting system, transactions for the period up to March 31, 2004 have been lost and as such, the balance sheet is the only meaningful financial information and therefore, it is the only statement being presented. This balance sheet consolidates the company and its wholly-owned subsidiary, Alterna Europe Ltd.

2 Summary of significant accounting policies

Income taxes

The liability method is used in accounting for income taxes. Under this method, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities measured using enacted tax rates.

Measurement uncertainty

The preparation of the balance sheet in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

(expressed in Canadian dollars)

3 Income taxes

As at March 31, 2004, the company had the following tax deduction available to offset future taxable income. A valuation allowance has been recorded to reduce the value of these available claims to $nil.

	$ (000's)
Non-capital losses	38,950
Undepreciated capital costs	2,380
Scientific research and experimental development	3,960
Other	100
	45,390
Valuation allowance	(45,390)
Future income taxes	-

The non-capital losses will expire in the following fiscal years ended October 31:

	$ (000's)
2007	5,215
2008	17,357
2009	8,985
2010	7,393
	38,950

4 Share capital

Authorized

Unlimited number of Class A common voting shares
Unlimited number of Class B common non-voting shares
Unlimited number of classes of Series A convertible preferred shares

The Class B common non-voting shares have all the same attributes as the Class A common shares except they are not entitled to vote at shareholder meetings and are not entitled to vote separately as a class with respect to a proposal to amend the articles of incorporation of the company under certain conditions. All Class B common shares shall be deemed to be converted into Class A common shares on a one for one basis immediately prior to the closing of an initial public offering.

(expressed in Canadian dollars)

The Series A convertible preferred shares are non-voting; unless voting rights are attached to the shares by resolution of the Board of Directors and included in the subscription agreement. The preferred shares may be converted into Class A common shares on a specified conversion basis. The conversion is based on the date of occurrence of an initial public offering or an alternative liquidity transaction, which would provide shareholders with liquidity comparable to what holders would have received, had an initial public offering taken place. An alternative liquidity transaction includes, but is not limited to, such transactions as a reverse takeover, merger, amalgamation, or other combination with a corporation whose shares are listed on a recognized stock exchange. At March 31, 2004, there are 2,365,919 Series A Class III preferred shares outstanding, each of which convert to 11.3141 common shares, 3,270,313 Series A Class II preferred shares outstanding, each of which convert to 4.000 common shares and 18,149,497 Series A Class I preferred shares outstanding each of which convert to 1.0 common share. All the issued preferred shares are non-voting.

Issued and outstanding

	Number of shares	Amount $
Class A voting		
Balance – March 31, 2004	16,650,444	13,212,625
Class B non-voting		
Balance – March 31, 2004	11,100	7,960
Series A Class III preferred		
Balance – March 31, 2004	2,365,919	17,093,010
Series A Class II preferred		
Balance – March 31, 2004	3,270,313	8,634,873
Series A Class I preferred		
Balance – March 31, 2004	18,149,497	11,280,076

Warrants

On September 28, 2001, the company issued 1,569,750 common share warrants, which entitle the holders to purchase 1,569,750 Class A common share at Cdn. $3.20 per share until September 28, 2004.

Options

The company has various stock option plans for employees, directors and advisors of the company. At March 31, 2004 the only remaining options were for 510,555 Class B common shares expiring April 14, 2005 carrying a price of $0.66394 per option. All additional options under these plans have been terminated or cancelled, accordingly, at the cessation of employment.

(expressed in Canadian dollars)

5 Restricted funds

As at March 31, 2004, the company had U.S. $150,000 of funds obtained as proceeds from the sale of assets to Trema (note 1). These funds are being held in escrow for a period of nine to twelve months from December 31, 2003 and will be distributed to the shareholders as a return of capital.

An additional U.S. $50,000 is restricted as it is pledged as security for a letter of credit at CIBC. As at March 31, 2004, no amount was outstanding on the letter of credit.

6 Contingencies

As at March 31, 2004 there were certain matters outstanding which could give rise to material liabilities for the company. At the date of preparation of the balance sheet, management was unable to determine the likelihood or possible settlement amount for these matters.

7 Subsequent event

Pursuant to a Plan of Arrangement amongst the company, Storm Energy Ltd. ("Storm"), Storm Exploration Ltd., Harvest Energy Trust and Harvest Operations Corp., included as part of the information circular of Storm dated May 28, 2004, Storm will indirectly transfer its interests in certain oil and natural gas properties to the company.

STORM ENERGY LTD.

Auditors' Report

To the Directors of Storm Energy Ltd.:

We have audited the Statement of Revenues and Operating Expenses of the ExploreCo Assets for the year ended December 31, 2003. This financial information is the responsibility of the management of Storm Energy Ltd. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this statement presents fairly, in all material aspects, the revenues and operating expenses of the assets to be transferred to ExploreCo pursuant to the Plan of Arrangement described in Note 1 for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
May 14, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

STORM ENERGY LTD.

STATEMENT OF REVENUES AND OPERATING EXPENSES OF THE EXPLORCO ASSETS
For the Year Ended December 31, 2003 and the
Three Month Period Ended March 31, 2004

	(Unaudited) Three Months Ended March 31, 2004	Year Ended December 31, 2003
REVENUES		
Oil, natural gas and natural gas liquids sales	$ 2,448,130	$ 1,811,037
ROYALTIES	519,746	213,620
	1,928,384	1,597,417
OPERATING EXPENSES	472,060	339,612
EXCESS OF REVENUES OVER EXPENSES	$ 1,456,324	$ 1,257,805

See accompanying notes

STORM ENERGY LTD.

STATEMENT OF REVENUES AND OPERATING EXPENSES OF THE EXPLORECO ASSETS

For the Year Ended December 31, 2003 and the Unaudited Three Month Period Ended March 31, 2004

1. BASIS OF PRESENTATION

Pursuant to the proposed Plan of Arrangement amongst Storm Energy Ltd. ("Storm"), Harvest Energy Trust, Harvest Operations Corp., 1106789 Alberta Ltd. ("ExploreCo") and the Shareholders of Storm, included as part of the Information Circular and Proxy Statement dated May 28, 2004, Storm will indirectly transfer its interests in certain oil and natural gas properties to ExploreCo.

This statement has been prepared by management and reflects only the working interest in those properties to be transferred to ExploreCo.

This statement includes only those working interest revenues, royalties and operating expenses which are directly related to the properties to be transferred to ExploreCo, and does not include any expenses related to general and administrative costs, interest, income or capital taxes or any provision related to depletion, depreciation, future site restoration, abandonment or asset retirement.

All of the oil and gas natural gas properties to be transferred to ExploreCo commenced production or were acquired at various times during 2003. Accordingly, no statements of revenues or operating expenses are provided for the years ended December 31, 2002 and 2001 and for the quarter ended March 31, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Oil, natural gas and natural gas liquids sales are recorded when title passes to a third party. Revenue does not include any amounts derived from hedging using derivative financial instruments.

Royalties

Royalties include Crown and gross overriding royalties before ARTC.

Operating Expenses

Operating expenses include all costs related to the lifting, gathering, transporting and processing of oil, natural gas and natural gas liquids.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of Storm Energy Ltd.:

We have read the accompanying unaudited pro forma balance sheet of Storm Exploration Inc. ("ExploreCo") as at March 31, 2004 and the unaudited pro forma statements of operations of ExploreCo for the three months ended March 31, 2004 and for the year ended December 31, 2003 (collectively, the "Pro Forma Statements"), and have performed the following procedures:

1. Compared the figures in the column captioned "Alterna Technologies Group Inc." to the audited balance sheet of Alterna Technologies Group Inc. as at March 31, 2004 and found them to be in agreement.

2. Compared the figures in the column captioned 'ExploreCo Assets" to the unaudited statements of revenues and operating expenses of the ExploreCo Assets for the three months ended March 31, 2004 and to the audited statement of revenues and operating expenses of the ExploreCo Assets for the year ended December 31, 2003, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Storm Energy Ltd. ("Storm") who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and regulatory authorities in Canada.

The officials of Storm:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and regulatory authorities in Canada.

4. Read the notes to the Pro Forma Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "Alterna Technologies Group Inc." and 'ExploreCo Assets" as at March 31, 2004 and for the three months and year ended March 31, 2004 and December 31, 2003, respectively, and found the amounts in the column captioned "Pro Forma Storm Exploration Inc." to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta	(signed) "Deloitte & Touche LLP"
May 28, 2004	Chartered Accountants

STORM EXPLORATION INC.
PRO FORMA BALANCE SHEET
As at March 31, 2004
(Unaudited)

($'000)

ASSETS	Alterna Technologies Group Inc.	Pro Forma Adjustments Note 1	Pro Forma Alterna Technologies Group Inc.	Pro Forma Adjustments Note 2		Pro Forma Storm Exploration Inc.
Cash	489	(489)	-	5,770	(ii), (v)	5,770
Restricted funds	262	(262)	-			-
Accounts receivable	106	(106)	-			-
Investment	-		-	2,700	(iv)	2,700
Future income tax asset	-		-	8,788	(x)	8,788
Property and equipment	-		-	32,452	(i)	32,452
Total	857		-			49,710
LIABILITIES						
Accounts payable	98	(98)	-			-
Asset retirement obligation	-		-	644	(viii)	644
SHAREHOLDERS' EQUITY						
Share capital	50,229	50,229			(xii)	49,066
Deficit	(49,470)	(49,470)				
	759		-			
	857		-			49,710

See accompanying notes

STORM EXPLORATION INC.
PRO FORMA STATEMENT OF OPERATIONS
For the year ended December 31, 2003
(Unaudited)
($'000)

	Explorco Assets Note 1	Pro Forma Adjustments Note 2		Pro Forma Storm Exploration Inc.
REVENUE				
Production income	1,811			1,811
Royalties	214			214
	1,597			1,597
EXPENSES				
Production	340			340
General and administrative	-	146	(ix)	146
Depletion, depreciation and accretion	-	272	(vii),(viii)	272
	340			758
INCOME BEFORE INCOME AND OTHER TAXES	1,257			839
INCOME AND OTHER TAXES				
Future income taxes	-	344	(x)	344
Capital taxes	-	71	(x)	71
	-			415
NET INCOME FOR THE PERIOD	1,257			424
NET INCOME PER SHARE (Note 2(xi))				$0.01

See accompanying notes

STORM EXPLORATION INC.
PRO FORMA STATEMENT OF OPERATIONS
For the three months ended March 31, 2004
(Unaudited)

($'000)

REVENUE	Explorco Assets Note 1	Pro Forma Adjustments Note 2		Pro Forma Storm Exploration Inc.
Production income	2,448			2,448
Royalties	520			520
	1,928			1,928
EXPENSES				
Production	472			472
General and administrative	-	130	(ix)	130
Depletion, depreciation and accretion	-	359	(vii), (viii)	359
	472			961
INCOME BEFORE INCOME AND OTHER TAXES	1,456			967
INCOME AND OTHER TAXES				
Future income taxes	-	377	(x)	377
Capital taxes	-	18	(x)	18
	-			395
NET INCOME FOR THE PERIOD	1,456			572
NET INCOME PER SHARE - (Note 2(xi))				$0.02

See accompanying notes

STORM EXPLORATION INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS
Pro forma balance sheet as at March 31, 2004
Pro forma statement of operations for the year ended December 31, 2003
Pro forma statement of operations for the three months ended March 31, 2004
(Unaudited)

1. Basis of Presentation

The accompanying pro forma balance sheet of Storm Exploration Inc. ("ExploreCo") as at March 31, 2004 and the pro forma statements of operations for the three months ended March 31, 2004 and the year ended December 31, 2003 have been prepared to reflect the proposed Plan of Arrangement under which Storm Energy Ltd. ("Storm"), a publicly listed oil and gas exploration and development company, will be acquired by Harvest Operations Corp. ("Harvest Operations"), a wholly owned subsidiary of Harvest Energy Trust. Under the Plan of Arrangement, consideration due to shareholders of Storm Energy Ltd includes one share of ExploreCo for each Storm share held. ExploreCo is an existing corporation, Alterna Technologies Group Inc, ("Alterna"), which will acquire certain exploration and development properties from Storm ("ExploreCo Assets"). For the purposes of these pro forma financial statements, the balance sheet of Alterna as at March 31, 2004, which appears elsewhere in this Appendix H, is included along with certain pro forma adjustments which give effect to subsequent events which will take place prior to completion of the Plan of Arrangement. These events have the effect of rationalizing Alterna's technology business to facilitate the transfer of the ExploreCo Assets. These pro forma financial statements assume that the transactions described by the Plan of Arrangement, as described in this Information Circular, in particular the acquisition of the ExploreCo Assets, have been approved by shareholders and have been completed as planned. In addition, the involvement of Alterna is contingent on certain events taking place before closing but subsequent to the date of the Information Circular. In the event that Alterna is precluded from participating in the Plan of Arrangement, an inactive company, 1106789 Alberta Ltd., will become the acquiror of the ExploreCo Assets. (See pro forma financial statements of 1106789 Alberta Ltd. included as part of this Appendix H).

The pro forma statements of operations give effect to the acquisition of the exploration and development assets from Storm by ExploreCo as it the assets had been acquired at January 1, 2003. The pro forma balance sheet includes a 27% interest in a development stage company, Storm Ventures International Inc. This investment is accounted for on the equity basis. The pro forma statements of operations and pro forma balance sheet also give effect to a private placement of ExploreCo shares, in the amount of $4,320,000, as if it had taken place at the beginning of each period.

These pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma balance sheet gives effect to the transactions and assumptions described in Note 2 as if they had taken place at the date of the balance sheet, and the pro forma statements of operations give effect to the transactions and assumptions described in Note 2 as if they had occurred at January 1, 2003.

STORM EXPLORATION INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS
Pro forma balance sheet as at March 31, 2004
Pro forma statement of operations for the year ended December 31, 2003
Pro forma statement of operations for the three months ended March 31, 2004
(Unaudited)

1. Basis of Presentation

Continued:

Accounting policies used in the preparation of these financial statements are consistent with those used in the audited consolidated financial statements of Storm as at and for the year ended December 31, 2003 and the unaudited consolidated financial statements as at and for the three months ended March 31, 2004. The pro forma statements have in part been prepared using information included in and should be read in conjunction with the audited consolidated financial statements of Storm as at December 31, 2003 and for the year then ended, and with the unaudited consolidated financial statements as at March 31, 2004 and for the three months then ended, as well as the audited statement of revenues and operating expenses of the ExploreCo Assets for the year ended December 31, 2003, unaudited statement of revenues and operating expenses for the ExploreCo Assets for the three months ended March 31, 2004, and the audited consolidated balance sheet of Alterna as at March 31, 2004. The consolidated financial statements of Storm have been incorporated by reference in this Information Circular in Appendix J "Information Concerning Storm" and the statements of revenues and operating expenses of the ExploreCo Assets and the audited consolidated balance sheet of Alterna appear as part of this Appendix H.

In the opinion of management, these pro forma financial statements include all necessary material adjustments required for fair presentation of the ongoing entity. Nevertheless the limitations of pro forma statements should be recognized; in particular they are not indicative of the results that would have occurred if the transactions reflected in these pro forma statements had in fact taken place on the dates indicated or of results that may be realized in the future.

2. Pro Forma Assumptions and Adjustments

Under the Plan of Arrangement Storm will be acquired by Harvest Operations, the ultimate consideration for Storm shareholders being (i) cash and or units in the Trust or exchangeable shares in Harvest Operations (all subject to certain limitations) (ii) shares in Rock Energy Inc. and (iii) shares in ExploreCo. As the former shareholders of Storm will comprise the majority of the shareholders in ExploreCo, no adjustment to the carrying values of the assets and liabilities of Storm transferred to ExploreCo is required to account for the transaction. The assets and liabilities of ExploreCo have been accounted for as a "continuity of interests" on the part of the Storm shareholders and have been recorded using the carrying values recorded in the consolidated financial statements of Storm, subject to allocation where required and to the adjustments below.

2. Pro Forma Assumptions and Adjustments

Continued:

The pro forma statements give effect to the following assumptions and adjustments:

(i) under the Plan of Arrangement Storm will transfer to ExploreCo specific producing properties, including all associated equipment, and substantially all of Storm's undeveloped lands. The net book value of the producing properties transferred to ExploreCo has been allocated based on the relationship between ExploreCo's share of Storm's total proven plus probable reserves as determined by independent reservoir engineers.

(ii) with the exception of a cash balance of $1,450,000, working capital remains with Harvest Operations.

(iii) office equipment has been transferred to ExploreCo at an ascribed value of $50,000.

(iv) Storm's 50% ownership of Storm Ventures International Inc. will be transferred to ExploreCo. The associated funding obligation of $2,200,000, due on or before June 30, 2004, has been transferred to an officer of Storm, with the result that ExploreCo's interest in Storm Ventures International Inc. will be reduced to 27%.

(v) the cash balance of ExploreCo has been increased by $4,320,000 to account for the anticipated proceeds to be received from the ExploreCo Initial Private Placement involving the issue of 2,500,000 common shares. No interest has been imputed in the statements of operations in respect of this share issue.

(vi) outstanding long term debt of Storm will remain with Harvest Operations.

(vii) depletion and depreciation reflects the appropriate unit of production rate for the ExploreCo assets based on ExploreCo's estimated proved reserves as determined by independent reservoir engineers.

(viii) the future asset retirement obligation is based on the net ownership of ExploreCo in the properties transferred under the Plan of Arrangement and reflects estimated costs to abandon and reclaim these properties as well as the future timing of incurrence of these costs. The net present value of ExploreCo's asset retirement obligation is estimated to be $644,000 based on a total future liability of $991,000 using ExploreCo's estimated credit adjusted risk free rate of 8%. The majority of such costs will be incurred between 2009 and 2016.

STORM EXPLORATION INC.
NOTES TO PRO FORMA FINANCIAL STATEMENTS
Pro forma balance sheet as at March 31, 2004
Pro forma statement of operations for the year ended December 31, 2003
Pro forma statement of operations for the three months ended March 31, 2004
(Unaudited)

2. Pro Forma Assumptions and Adjustments

Continued:

(ix) general and administrative costs of $146,000 for the year ended December 31, 2003 and $130,000 for the three months ended March 31, 2004 are based on historical costs incurred by Storm, excluding the recovery in 2003 from Focus Energy Trust, allocated on the basis of production from the ExploreCo assets relative to total Storm production. Actual general and administrative costs likely to be incurred by ExploreCo will be considerably higher.

(x) the future income tax asset on the pro forma consolidated balance sheet at March 31, 2004 has been measured with reference to the difference between the book values of the assets and liabilities to be transferred to ExploreCo and their corresponding tax bases. The future tax asset results from the tax basis of ExploreCo's oil and gas properties being higher than the corresponding book value. The future tax asset is limited to the amount which is more likely than not to be recoverable from the operations associated with the ExploreCo Assets. No recognition has been given to the value, if any, associated with the losses in Alterna.

(xi) net income per share is based on the historical weighted average number of shares in Storm, and the proposed private placement of shares of ExploreCo as follows:

	December 31, 2003	March 31, 2004
Basic ('000)		
Reported weighted average number of shares	29,260	29,891
Issued under ExploreCo private placement	2,500	2,500
	31,760	32,391
Diluted('000)		
Reported weighted average number of shares	29,295	30,074
Issued under ExploreCo private placement	2,500	2,500
	31,795	32,574

2. Pro Forma Assumptions and Adjustments

Continued:

Under the terms of the Plan of Arrangement, holders of options to acquire Storm shares can either (i) exercise vested options under the option plan and thus receive common shares of Storm, or (ii) participate in a stock option buyout program under which option holders will receive compensation in cash and, in the event that the cash cost of the stock option buyout program exceeds $3,000,000, shares in ExploreCo. The exact amount of Storm common shares issuable under either Storm's stock option plan or under the stock option buyout plan cannot be determined until closing of the Plan of Arrangement.

Under the Plan of Arrangement, ExploreCo will also issue 1,500,000 options and performance shares, which have not been included in the above calculation as they have no dilutive effect.

(xii) Share capital of ExploreCo is the residual of the book value of assets and liabilities transferred to ExploreCo by Harvest Operations plus proceeds from the ExploreCo Initial Private Placement.

SCHEDULE B -
FINANCIAL STATEMENTS OF EXPLORECO (1106789 ALBERTA LTD.)

***Note**: The following financial statements included in assume that the transactions contemplated by the Come-Along Agreement are not implemented*

1. Audited balance sheet of 1106789 Alberta Ltd. as at May 28, 2004

2. Audited statement of revenues and operating expenses of the ExploreCo Assets for the year ended December 31, 2003 and unaudited statement of revenues and operating expenses of the ExploreCo Assets for the three months ended March 31, 2004

3. Unaudited pro forma balance sheet of ExploreCo as at March 31, 2004 and unaudited pro forma statements of operations of ExploreCo for the three months ended March 31, 2004 and for the year ended December 31, 2003

AUDITORS' REPORT

To the Director of 1106789 Alberta Ltd.:

We have audited the balance sheet of 1106789 Alberta Ltd. as at May 28, 2004. This financial statement is the responsibility of 1106789 Alberta Ltd.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this financial statement presents fairly, in all material respects, the financial position of 1106789 Alberta Ltd. as at May 28, 2004 in accordance with Canadian generally accepted accounting principles.

(signed) "Deloitte & Touche LLP"

Chartered Accountants

Calgary, Alberta
May 28, 2004

1106789 ALBERTA LTD.

BALANCE SHEET
As at May 28, 2004

Assets	
Current assets	$ 10
Cash	$ 10
Shareholder's Equity	
Share capital	$ 10
	$ 10

See accompanying notes

On behalf of the Board:

Director Director

1106789 ALBERTA LTD.

NOTES TO FINANCIAL STATEMENT

1. **Incorporation and Financial Presentation**

1106789 Alberta Ltd. was incorporated under the *Business Corporations Act* (Alberta) on May 6, 2004. The Company has not carried on active business since incorporation. This financial statement has been prepared in accordance with Canadian generally accepted accounting principles.

2. **Share Capital**

Authorized

An unlimited number of First Preferred Shares.
An unlimited of Common Shares.

Issued

Common Shares	# Shares	Amount
Issued on initial organization on May 6, 2004	1	$ 10
Balance as of May 28, 2004	1	$ 10

3. **Subsequent Event**

Coincident with the Plan of Arrangement dated May 28, 2004, involving Storm Energy Ltd. ("Storm'), 1106789 Alberta Ltd, Harvest Energy Trust, Harvest Operations Corp., and Storm Shareholders, 1106789 Alberta Ltd. will acquire certain exploration, development and producing properties from a successor company to Storm, and will be engaged in the exploration for development and production of oil and gas reserves. 1106789 Alberta Ltd. will assume all liabilities, including environmental liabilities, relating to its interests in the properties transferred. The Plan of Arrangement is subject to regulatory, judicial and shareholder approval and is anticipated to be completed in June 2004.

STORM ENERGY LTD.

Auditors' Report

To the Directors of Storm Energy Ltd.:

We have audited the Statement of Revenues and Operating Expenses of the ExploreCo Assets for the year ended December 31, 2003. This financial information is the responsibility of the management of Storm Energy Ltd. Our responsibility is to express an opinion on this financial information based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial information.

In our opinion, this statement presents fairly, in all material aspects, the revenues and operating expenses of the assets to be transferred to ExploreCo pursuant to the Plan of Arrangement described in Note 1 for the year ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
May 14, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

STORM ENERGY LTD.

STATEMENT OF REVENUES AND OPERATING EXPENSES OF THE EXPLORCO ASSETS
For the Year Ended December 31, 2003 and the
Three Month Period Ended March 31, 2004

	(Unaudited) Three Months Ended March 31, 2004	Year Ended December 31, 2003
REVENUES		
Oil, natural gas and natural gas liquids sales	$ 2,448,130	$ 1,811,037
ROYALTIES	519,746	213,620
	1,928,384	1,597,417
OPERATING EXPENSES	472,060	339,612
EXCESS OF REVENUES OVER EXPENSES	$ 1,456,324	$ 1,257,805

See accompanying notes

STORM ENERGY LTD.

STATEMENT OF REVENUES AND OPERATING EXPENSES OF THE EXPLORECO ASSETS

For the Year Ended December 31, 2003 and the Unaudited Three Month Period Ended March 31, 2004

1. BASIS OF PRESENTATION

Pursuant to the proposed Plan of Arrangement amongst Storm Energy Ltd. ("Storm"), Harvest Energy Trust, Harvest Operations Corp., 1106789 Alberta Ltd. ("ExploreCo") and the Shareholders of Storm, included as part of the Information Circular and Proxy Statement dated May 28, 2004, Storm will indirectly transfer its interests in certain oil and natural gas properties to ExploreCo.

This statement has been prepared by management and reflects only the working interest in those properties to be transferred to ExploreCo.

This statement includes only those working interest revenues, royalties and operating expenses which are directly related to the properties to be transferred to ExploreCo, and does not include any expenses related to general and administrative costs, interest, income or capital taxes or any provision related to depletion, depreciation, future site restoration, abandonment or asset retirement.

All of the oil and gas natural gas properties to be transferred to ExploreCo commenced production or were acquired at various times during 2003. Accordingly, no statements of revenues or operating expenses are provided for the years ended December 31, 2002 and 2001 and for the quarter ended March 31, 2003.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues

Oil, natural gas and natural gas liquids sales are recorded when title passes to a third party. Revenue does not include any amounts derived from hedging using derivative financial instruments.

Royalties

Royalties include Crown and gross overriding royalties before ARTC.

Operating Expenses

Operating expenses include all costs related to the lifting, gathering, transporting and processing of oil, natural gas and natural gas liquids.

UNAUDITED PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT

To the Directors of Storm Energy Ltd.:

We have read the accompanying unaudited pro forma balance sheet of 1106789 Alberta Ltd. ("ExploreCo") as at March 31, 2004 and the unaudited pro forma statements of operations of ExploreCo for the three months ended March 31, 2004 and for the year ended December 31, 2003 (collectively, the "Pro Forma Statements"), and have performed the following procedures:

1. Compared the figures in the column captioned "1106789 Alberta Ltd." to the audited balance sheet of 1106789 Alberta Ltd. as at May 28, 2004 and found them to be in agreement.

2. Compared the figures in the column captioned "ExploreCo Assets" to the unaudited statements of revenues and operating expenses of the ExploreCo Assets for the three months ended March 31, 2004 and to the audited statement of revenues and operating expenses of the ExploreCo Assets for the year ended December 31, 2003, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of Storm Energy Ltd. ("Storm") who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and regulatory authorities in Canada.

The officials of Storm:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various securities commissions and regulatory authorities in Canada.

4. Read the notes to the Pro Forma Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the amounts in the columns captioned "1106789 Alberta Ltd." and "ExploreCo Assets" as at March 31, 2004, and for the three months and year ended March 31, 2004 and December 31, 2004, respectively, and found the amounts in the column captioned "Pro Forma ExploreCo" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta
May 28, 2004

(signed) "Deloitte & Touche LLP"
Chartered Accountants

1106789 ALBERTA LTD.
PRO FORMA BALANCE SHEET
As at March 31, 2004
(Unaudited)

ASSETS	1106789 Alberta Ltd. ($)	Pro Forma Adjustments Note 2 ($'000)		Pro Forma Explorco ($'000)
Cash	10	5,770	(ii), (v)	5,770
Investment	-	2,700	(iv)	2,700
Future income tax asset	-	8,788	(x)	8,788
Property and equipment	-	32,452	(i)	32,452
	10			49,710
LIABILITIES				
Asset retirement obligation	-	644	(viii)	644
Shareholder's Equity	10		(xii)	49,066
	10			49,710

See accompanying notes

1106789 ALBERTA LTD.
PRO FORMA STATEMENT OF OPERATIONS
For the year ended December 31, 2003
(Unaudited)
($'000)

	Explorco Assets Note 1	Pro Forma Adjustments Note 2		Pro Forma Explorco
REVENUE				
Production income	1,811			1,811
Royalties	214			214
	1,597			1,597
EXPENSES				
Production	340			340
General and administrative	-	146	(ix)	146
Depletion, depreciation and accretion	-	272	(vii),(viii)	272
	340			758
INCOME BEFORE INCOME AND OTHER TAXES	1,257			839
INCOME AND OTHER TAXES				
Future income taxes	-	344	(x)	344
Capital taxes	-	71	(x)	71
	-			415
NET INCOME FOR THE PERIOD	1,257			424
NET INCOME PER SHARE - (Note 2 (xi))				$0.01

See accompanying notes

1106789 ALBERTA LTD.
PRO FORMA STATEMENT OF OPERATIONS
For the three months ended March 31, 2004
(Unaudited)
($'000)

REVENUE	Explorco Assets Note 1	Pro Forma Adjustments Note 2		Pro Forma Explorco
Production income	2,448			2,448
Royalties	520			520
	1,928			1,928
EXPENSES				
Production	472			472
General and administrative	-	130	(ix)	130
Depletion, depreciation and accretion	-	359	(vii), (viii)	359
	472			961
INCOME BEFORE INCOME AND OTHER TAXES	1,456			967
INCOME AND OTHER TAXES				
Future income taxes	-	377	(x)	377
Capital taxes	-	18	(x)	18
	-			395
NET INCOME FOR THE PERIOD	1,456			572
NET INCOME PER SHARE - (Note 2(xi))				$0.02

See accompanying notes

1106789 ALBERTA LTD.
NOTES TO PRO FORMA FINANCIAL STATEMENTS
Pro forma balance sheet as at March 31, 2004
Pro forma statement of operations for the year ended December 31, 2003
Pro forma statement of operations for the three months ended March 31, 2004
(Unaudited)

1. Basis of Presentation

The accompanying pro forma balance sheet of 1106789 Alberta Ltd. ("ExploreCo") as at March 31, 2004 and the pro forma statements of operations for the three months ended March 31, 2004 and the year ended December 31, 2003 have been prepared to reflect the proposed Plan of Arrangement under which Storm Energy Ltd. ("Storm"), a publicly listed oil and gas exploration and development company, will be acquired by Harvest Operations Corp. ("Harvest Operations"), a wholly owned subsidiary of Harvest Energy Trust. Under the Plan of Arrangement, consideration due to shareholders of Storm Energy Ltd. includes one share of ExploreCo for each Storm share held. ExploreCo has been incorporated to acquire certain exploration and development properties from Storm ("ExploreCo Assets"). For the purposes of these pro forma financial statements, it is assumed that the transactions described by the Plan of Arrangement, as described in this Information Circular, in particular the acquisition of the ExploreCo Assets, have been approved by shareholders and have been completed using 1106789 Alberta Ltd. as the acquiror of the ExploreCo Assets. The Plan of Arrangement provides for the acquisition of the ExploreCo Assets by Alterna Technologies Group Inc., ("Alterna"). However as the participation of Alterna is contingent on certain events taking place before closing but subsequent to the date of the Information Circular, 1106789 Alberta Ltd. will become the acquiror of the ExploreCo Assets in the event that Alterna is precluded from participating in the Plan of Arrangement. (See pro forma financial statements of Alterna included as part of this Schedule H).

The pro forma statements of operations give effect to the acquisition of the exploration and development assets from Storm by ExploreCo as if the assets had been acquired at January 1, 2003. The pro forma balance sheet includes a 27% interest in a development stage company, Storm Ventures International Inc. This investment is accounted for on the equity basis. The pro forma statements of operations and pro forma balance also give effect to a private placement of ExploreCo shares, in the amount of $4,320,000, as if it has taken place at the beginning of each period.

These pro forma financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The pro forma balance sheet gives effect to the transactions and assumptions described in Note 2 as if they had taken place at the date of the balance sheet, and the pro forma statements of operations give effect to the transactions and assumptions described in Note 2 as if they had occurred at January 1, 2003.

1106789 ALBERTA LTD.

NOTES TO PRO FORMA FINANCIAL STATEMENTS
Pro forma balance sheet as at March 31, 2004
Pro forma statement of operations for the year ended December 31, 2003
Pro forma statement of operations for the three months ended March 31, 2004
(Unaudited)

1. Basis of Presentation

Continued:

Accounting policies used in the preparation of these financial statements are consistent with those used in the audited consolidated financial statements of Storm as at and for the year ended December 31, 2003 and the unaudited consolidated financial statements as at and for the three months ended March 31, 2004. The pro forma statements have in part been prepared using information included in and should be read in conjunction with the audited consolidated financial statements of Storm as at December 31, 2003 and for the year then ended, and with the unaudited consolidated financial statements of Storm as at March 31, 2004 and for the three months then ended, as well as the audited statement of revenues and operating expenses of the ExploreCo Assets for the year ended December 31, 2003 and unaudited statement of revenues and operating expenses of the ExploreCo Assets for the three months ended March 31, 2004, and the audited balance sheet of ExploreCo at May 28, 2004. The consolidated financial statements of Storm are included in this Information Circular in Appendix J "Information Concerning Storm" and the statements of revenues and operating expenses of the ExploreCo Assets appear as part of this Appendix H.

In the opinion of management, these pro forma financial statements include all necessary material adjustments that are required for fair presentation of the ongoing entity. Nevertheless the limitations of pro forma statements should be recognized; in particular they are not indicative of the results that would have occurred if the transactions reflected in these pro forma statements had in fact taken place on the dates indicated or of results that may be realized in the future.

2. Pro Forma Assumptions and Adjustments

Under the Plan of Arrangement Storm will be acquired by Harvest Operations, the ultimate consideration for Storm shareholders being (i) cash and/or or units in the Trust or exchangeable shares in Harvest Operations (all subject to certain limitations) (ii) shares in Rock Energy Inc. and (iii) shares in ExploreCo. As the former shareholders of Storm will comprise the majority of the shareholders in ExploreCo, no adjustment to the carrying values of the assets and liabilities of Storm transferred to ExploreCo is required to account for the transaction. The assets and liabilities of ExploreCo have been accounted for as a "continuity of interests" on the part of the Storm shareholders and have been recorded using the carrying values recorded in the consolidated financial statements of Storm, subject to allocation where required and to the adjustments below.

1106789 ALBERTA LTD.
NOTES TO PRO FORMA FINANCIAL STATEMENTS
Pro forma balance sheet as at March 31, 2004
Pro forma statement of operations for the year ended December 31, 2003
Pro forma statement of operations for the three months ended March 31, 2004
(Unaudited)

2. Pro Forma Assumptions and Adjustments

Continued:

The pro forma statements give effect to the following assumptions and adjustments:

(i) under the Plan of Arrangement Storm will transfer to ExploreCo specific producing properties, including all associated equipment, and substantially all of Storm's undeveloped lands. The net book value of the producing properties transferred to ExploreCo has been allocated based on the relationship between ExploreCo's share of Storm's total proven plus probable reserves as determined by independent reservoir engineers.

(ii) with the exception of a cash balance of $1,450,000, working capital remains with Harvest Operations.

(iii) office equipment has been transferred to ExploreCo at an ascribed value of $50,000..

(iv) Storm's 50% ownership of Storm Ventures International Inc will be transferred to ExploreCo. The associated funding obligation of $2,200,000, due on or before June 30, 2004, has been transferred to an officer of Storm, with the result that ExploreCo's interest in Storm Ventures International Inc. will be reduced to 27%.

(v) the cash balance of ExploreCo has been increased by $4,320,000 to account for the anticipated proceeds to be received from the ExploreCo Initial Private Placement involving the issue of 2,500,000 common shares. No interest has been imputed in the statements of operations in respect of this share issue.

(vi) outstanding long term debt of Storm will remain with Harvest Operations.

(vii) depletion and depreciation reflects the appropriate unit of production rate for the ExploreCo assets based on ExploreCo's estimated proved reserves as determined by independent reservoir engineers.

(viii) the future asset retirement obligation is based on the net ownership of ExploreCo in the properties transferred under the Plan of Arrangement and reflects estimated costs to abandon and reclaim these properties as well as the future timing of incurrence of these costs. The net present value of ExploreCo's asset retirement obligation is estimated to be $644,000 based on a total future liability of $991,000 using ExploreCo's estimated credit adjusted risk free rate of 8%. The majority of such costs will be incurred between 2011 and 2019.

1106789 ALBERTA LTD.

NOTES TO PRO FORMA FINANCIAL STATEMENTS
Pro forma balance sheet as at March 31, 2004
Pro forma statement of operations for the year ended December 31, 2003
Pro forma statement of operations for the three months ended March 31, 2004
(Unaudited)

2. Pro Forma Assumptions and Adjustments

Continued:

(ix) general and administrative costs of $146,000 for the year ended December 31, 2003 and $130,000 for the three months ended March 31, 2004 is based on historical costs incurred by Storm, excluding the recovery in 2003 from Focus Energy Trust, allocated on the basis of production from the ExploreCo assets relative to total Storm production. Actual general and administrative costs likely to be incurred by ExploreCo will be considerably higher.

(x) the future income tax asset on the pro forma consolidated balance sheet at March 31, 2004 has been measured with reference to the difference between the book values of the assets and liabilities to be transferred to ExploreCo and their corresponding tax bases. The future tax asset results from the tax basis of ExploreCo's oil and gas properties being higher than the corresponding book value. The future tax asset is limited to the amount which is more likely than not to be recoverable from the operations associated with the ExploreCo Assets.

(xi) net income per share is based on the historical weighted average number of shares in Storm adjusted for shares to issued under the Plan of Arrangement and the proposed private placement of shares of ExploreCo as follows:

	December 31, 2003	March 31, 2004
Basic ('000)		
Reported weighted average number of shares	29,260	28,891
Issued under ExploreCo private placement	2,500	2,500
	31,760	31,391
Diluted ('000)		
Reported weighted average number of shares	29,295	30,074
Issued under Plan of Arrangement	500	500
Issued under ExploreCo private placement	2,500	2,500
	32,295	33,074

1106789 ALBERTA LTD.

NOTES TO PRO FORMA FINANCIAL STATEMENTS
Pro forma balance sheet as at March 31, 2004
Pro forma statement of operations for the year ended December 31, 2003
Pro forma statement of operations for the three months ended March 31, 2004
(Unaudited)

2. Pro Forma Assumptions and Adjustments

Continued:

Under the terms of the Plan of Arrangement, holders of options to acquire Storm shares can either (i) exercise vested options under the option plan and thus receive common shares of Storm, or (ii) participate in a stock option buyout program under which option holders will receive compensation in cash and, in the event that the cash cost of the stock option buyout program exceeds $3,000,000, shares in ExploreCo. The exact amount of Storm common shares issuable under either Storm's stock option plan or under the stock option buyout plan cannot be determined until closing of the Plan of Arrangement.

Under the Plan of Arrangement, ExploreCo will also issue 1,500,000 options and performance shares, which have not been included in the above calculation as they have no dilutive effect.

(xii) Share capital of ExploreCo is the residual of the book value of assets and liabilities transferred to ExploreCo by Harvest Operations plus proceeds from the ExploreCo Initial Private Placement.

FILE NO 82-34779

PART V of VI

APPENDIX I -
INFORMATION CONCERNING THE TRUST

TABLE OF CONTENTS

GLOSSARY OF TERMS

In this Appendix, the following terms shall have the meanings set forth below, unless otherwise indicated.

All other capitalized words, phrases and abbreviations used in this Appendix I but not defined herein shall have the same meanings ascribed to such words, phrases and abbreviations as in the Glossary of Terms and Abbreviations contained in the Information Circular to which this Appendix I is attached.

"Administration Agreement" means the agreement dated September 27, 2002 between the Trustee and Harvest Operations pursuant to which Harvest Operations provides certain administrative and advisory services in connection with the Trust. See "Description of the Trust" and "Information Respecting Harvest Operations".

"Bridge Agreements" means, collectively, the Bridge Notes and the Equity Bridge Notes.

"Bridge Lenders" means, collectively, Caribou and the Chairman of Harvest Operations.

"Bridge Notes" means, collectively, the bridge notes dated September 29, 2003 between the Trust and each of the Bridge Lenders providing for advances of up to $30 million to the Trust to assist with the payout of the then existing credit facility and the payment of the Deferred Purchase Price Obligation as a result of the acquisition of the Carlyle Properties.

"Capital Fund" means the cumulative amount of funds that the Trust retains from Cash Available For Distributions to finance future acquisitions and development of properties. See "Description of the Trust – Capital Fund".

"Caribou" means Caribou Capital Corp.

"Carlyle Properties" means various working, royalty, proprietary 3D seismic and other interests acquired pursuant to the Carlyle Properties Transaction as described under "Acquisition of Carlyle Properties".

"Carlyle Properties Acquisition Agreement" means the agreement of purchase and sale between the Carlyle Properties Vendor and Harvest Operations dated effective October 1, 2003 for the purchase of the Carlyle Properties.

"Carlyle Properties Transaction" means the acquisition of the Carlyle Properties by Harvest Operations pursuant to the Carlyle Properties Acquisition Agreement.

"Carlyle Properties Vendor" means a senior oil and natural gas partnership.

"Cash Available For Distribution" means, for any particular period, all amounts available for distribution during any applicable period by the Trust to holders of Trust Units prior to any retention by the Trust for the Capital Fund. See "Description of the Trust – Cash Available For Distribution".

"COGPE" means Canadian oil and natural gas property expense, as defined in the Tax Act.

"COGE Handbook" means the Canadian Oil and Gas Evaluation Handbook prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"Current Bank Facility" means the credit facility provided by the Current Lender as more fully described under "Information Respecting Harvest Operations – Borrowing by Harvest Operations".

"Current Lender" means a syndicate of lenders comprised of two Canadian chartered banks and Alberta Treasury Branches.

"Debenture Indenture" means the trust indenture dated January 29, 2004 made among the Trust, Harvest Operations and the Debenture Trustee, as trustee.

"Debenture Trustee" means the trustee of the Debentures, Valiant Trust Company.

"Debentures" means the 9% convertible unsecured subordinated debentures of the Trust due May 31, 2009.

"Deferred Purchase Price Obligation" means, collectively, the ongoing obligation of the Trust to pay to Harvest Operations and HST, to the extent of the Trust's available funds, an amount equal to 99% of the cost of, including any amount borrowed to acquire, any Canadian resource property acquired by Harvest Operations or HST, and the cost of, including any amount borrowed to fund, certain designated capital expenditures in relation to the Properties.

"Direct Royalties" means royalty interests in petroleum and natural gas rights acquired by the Trust from time to time pursuant to a Direct Royalties Sale Agreement.

"Direct Royalties Sale Agreement" means any purchase and sale agreement between the Trust and an Operating Subsidiary providing for the purchase by the Trust from an Operating Subsidiary of Direct Royalties.

"Distributable Cash" means, for any particular period, the Cash Available For Distribution less any amounts retained by the Trust for the Capital Fund.

"**DRIP Plan**" means the Trust's Distribution Reinvestment and Optional Unit Purchase Plan.

"Equity Bridge Notes" means, collectively, the equity bridge notes dated July 28, 2003 and amended September 29, 2003 between the Trust and each of the Bridge Lenders providing for advances of up to $40 million to the Trust to assist in the payout of Harvest Operations' then existing credit facility and the payment of the Deferred Purchase Price Obligation as a result of the Carlyle Properties Transaction.

"farmout" means an agreement whereby a third party agrees to pay for all or a portion of the drilling of a well on one or more of the Properties in order to earn an interest therein, with an Operating Subsidiary retaining a residual interest in such Properties.

"**Gross**" means:

(a) in relation to the Operating Subsidiaries' interest in production and reserves, its "Corporation gross reserves", which are the Operating Subsidiaries' interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Operating Subsidiaries;

(b) in relation to wells, the total number of wells in which the Operating Subsidiaries have an interest; and

(c) in relation to properties, the total area of properties in which the Operating Subsidiaries have an interest.

"Harvest Board of Directors" or **"Harvest Board"** means the board of directors of Harvest Operations.

"Harvest Operations" means, as the context requires, the Trust's wholly-owned subsidiary, Harvest Operations Corp., a corporation amalgamated under the *Business Corporations Act* (Alberta) on January 1, 2004 and, prior to January 1, 2004, a corporation incorporated under the *Business Corporations Act* (Alberta);

"HST" means Harvest Sask Energy Trust, a trust established under the laws of the Province of Alberta, wholly owned by the Trust.

"Initial Public Offering" means the initial public offering of 3,750,000 Trust Units at a price of $8.00 per Trust Unit completed on December 5, 2002, resulting in gross proceeds of $30,000,000, and includes the over-allotment option granted in favour of and exercised by the underwriters to acquire an additional 562,500 Trust Units at a price of $8.00 per Trust Unit, resulting in gross proceeds of $4,500,000.

"Interim Bank Facility" means the interim credit facility provided by the Interim Lender as more fully described under "Information Respecting Harvest Operations – Borrowing by Harvest Operations", which interim credit facility was replaced with the Current Bank Facility.

"Interim Lender" means the Canadian chartered bank providing the Interim Bank Facility.

"Management Group" means those directors and officers of Harvest Operations and their family members, close friends and business associates who owned the Management Group Debentures. See "Risk Factors – Public and Insider Ownership".

"Management Group Debentures" means debentures of 990148 Alberta Ltd. previously held by the Management Group. See "Risk Factors – Public and Insider Ownership".

"McDaniel Trust Report" means the report of McDaniel dated April 1, 2004 evaluating the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries as at December 31, 2003.

"**Net**" means:

(a) in relation to the Operating Subsidiaries' interest in production and reserves, the Operating Subsidiaries' interest (operating and non-operating) share after deduction of royalties obligations, plus the Operating Subsidiaries' royalty interest in production or reserves.

(b) in relation to wells, the number of wells obtained by aggregating the Operating Subsidiaries' working interest in each of its gross wells; and

(c) in relation to the Operating Subsidiaries' interest in a property, the total area in which the Operating Subsidiaries have an interest multiplied by the working interest owned by the Operating Subsidiaries.

"Notes" means, collectively, the promissory notes issuable by Harvest Operations in series pursuant to a note indenture to be redeemed in consideration for a portion of the NPI, having a fair market value equal to such principal amount, and being subject to the following terms and conditions:

(a) being unsecured and bearing interest at 6% per annum payable monthly in arrears on the 20th day of the next following month;

(b) being subordinate to all senior indebtedness which includes all indebtedness for borrowed money or owing in respect of property purchases on any default in payment of any such senior indebtedness, and to all trade debt of Harvest Operations or any subsidiary of Harvest Operations or the Trust on any creditor proceedings such as bankruptcy, liquidation or insolvency;

(c) being subject to earlier prepayment, being due and payable on the 15th anniversary of the date of issuance;

(d) being an aggregate principal amount not to exceed $500 million, and

(e) being subject to such other standard terms and conditions as would be included in a note indenture for promissory notes of this kind, as may be approved by the Harvest Board.

"NPI" means, collectively, the net profit interest owing by the Operating Subsidiaries to the Trust pursuant to the NPI Agreements.

"NPI Agreements" means, collectively, the amended and restated net profit interest agreement dated September 27, 2002 between Harvest Operations and the Trust, the royalty agreement dated effective January 17, 2003 between

WEI and BNY Trust Company of Canada and the net profit interest agreement dated October 17, 2003 between HST and the Trust and **"NPI Agreement"** means any one of these agreements, as applicable.

"NYMEX" means the New York Mercantile Exchange.

"Operating Subsidiaries" means, collectively, Harvest Operations and HST, each a wholly-owned subsidiary of the Trust, and **"Operating Subsidiary"** means either of Harvest Operations or HST, as applicable.

"**Permitted Investments**" means:

(a) loan advances to Harvest Operations;

(b) interest bearing accounts of certain financial institutions including Canadian chartered banks and the Trustee;

(c) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof;

(d) term deposits, guaranteed investment certificates of deposit or bankers' acceptances of or guaranteed or accepted by any Canadian chartered bank or other financial institution (including the Trustee and any Affiliate of the Trustee) the short term debt or deposits of which have been rated at least A or the equivalent by Standard & Poor's Corporation or Moody's Investors Service, Inc. or Dominion Bond Rating Service Limited;

(e) commercial paper rated at least A or the equivalent by Dominion Bond Rating Service Limited; and

(f) investments in bodies corporate, partnerships or trusts engaged in the oil and natural gas business;

provided that an investment is not a Permitted Investment if it:

(g) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(h) is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(i) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Prior Bank Facility" means the credit facility provided by the Prior Lender to Harvest Operations which was repaid in full on September 30, 2003.

"Prior Lender" means a syndicate of lenders with a U.S. bank as a lender and as administrative agent for all of the lenders.

"Pro Rata Share" means, of any particular amount in respect of a Unitholder at any time, the product obtained by multiplying the number of Trust Units that are owned by that Unitholder at that time by the quotient obtained when the particular amount is divided by the total number of all Trust Units that are issued and outstanding at that time.

"Production" means the produced petroleum, natural gas and natural gas liquids attributed to the Properties.

"**Properties**" means the working, royalty or other interests of Harvest Operations and HST in any petroleum and natural gas rights, tangibles and miscellaneous interests, including properties which may be acquired by Harvest Operations or HST from time to time.

"Property Interests" means petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by Harvest Operations or HST.

"Provost Properties" means Properties other than the Carlyle Properties.

"Provost Properties Vendors" means, collectively, the vendors from whom the Operating Subsidiaries acquired the Provost Properties.

"Reserve Fund" means the cumulative amount of production and other revenues entitled to be retained by the Operating Subsidiaries pursuant to the NPI Agreements to provide for payment of production costs which the Operating Subsidiaries estimate will or may become payable in the following six months for which there may not be sufficient production revenues to satisfy such production costs in a timely manner. See "Description of the Trust – The NPI and Direct Royalties – Reserve Fund".

"Reserve Life Index" or **"RLI"** means the amount obtained by dividing the quantity of proved plus probable reserves as at December 31, 2003, by the annualized 2004 production of petroleum, natural gas and natural gas liquids from those reserves as projected in the McDaniel Trust Report.

"Reserve Value" means, for any petroleum and natural gas property at any time, the present worth of all of the estimated pre-tax cash flow net of capital expenditures from the proved plus probable reserves shown in the McDaniel Trust Report for such property, discounted at 10% and using forecast price and cost assumptions (a common benchmark in the oil and natural gas industry).

"Senior Indebtedness" means all indebtedness, liabilities and obligations of the Trust (whether outstanding as at the date of the Indenture or thereafter created, incurred or assumed or for which it is liable in respect of any guarantee, indemnity, suretyship or joint and several liability) (i) in respect of borrowed money of itself or any subsidiary; (ii) in connection with the acquisition of any business, properties or asset by itself or any subsidiary; (iii) in connection with risk mitigation instruments or agreements of itself or a subsidiary; (iv) to any trade creditors of itself or any subsidiary; or (v) renewals, extensions, restructurings, refinancings and refunding of any of the foregoing; unless the instrument creating or evidencing any of the foregoing provides that such indebtedness, liabilities or obligations are to rank *pari passu*, or subordinate, in right of payment to the Debentures.

"Special Warrants" means the special trust unit purchase warrants sold to a syndicate of underwriters on February 4, 2003, which warrants were exchanged for Trust Units upon their deemed exercise on March 7, 2003.

"Storm" means Storm Energy Limited.

"Subsequent Investments" means any of the investments that the Trust may make pursuant to the Trust Indenture, which includes:

(a) making payments to Harvest Operations pursuant to the Deferred Purchase Price Obligations under the NPI Agreement;

(b) making loans to Harvest Operations in connection with the Capital Fund; and

(c) temporarily holding cash and investments for the purposes of paying the expenses and liabilities of the Trust, making certain other investments as contemplated by Section 4.2 of the Trust Indenture, paying amounts payable to the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders;

provided that such investments will not be a Subsequent Investment if it:

(d) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by Regulation 5000(1) of the Regulations to the Tax Act;

(e) is a "small business security" as that term is used in Part L1 of the Regulations to the Tax Act; or

(f) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

"Tax Act" means the *Income Tax Act* (Canada) and the regulations thereunder.

"Trust Fund" at any time, shall mean any of the following monies, properties and assets that are at such time held by the Trustee on behalf of the Trust for the purposes of the Trust under the Trust Indenture:

(a) the amount paid to settle the Trust;

(b) all funds realized from the issuance of Trust Units;

(c) any Permitted Investments in which funds may from time to time be invested;

(d) all rights in respect of and income generated under the NPI Agreement with Harvest Operations, including the applicable NPI;

(e) all rights in respect of and income generated under a Direct Royalties Sale Agreement;

(f) any Subsequent Investment;

(g) any proceeds of disposition of any of the foregoing property including, without limitation, the Direct Royalties; and

(h) all income, interest, profit, gains and accretions and additional assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition.

"Trust Indenture" means the amended and restated trust indenture dated July 10, 2003 between the Trustee and Harvest Operations as such indenture may be further amended by supplemental indentures from time to time.

"Trust Ordinary Resolution" means a resolution approved at a meeting of Unitholders by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the meeting.

"Trust Record Date" means December 31 of each year hereafter and the last day of each calendar month or such other date as may be determined from time to time by the Trustee upon the recommendation of the Harvest Board of Directors.

"Trust Special Resolution" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for the purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders of at least 10% of the aggregate number of Trust Units then outstanding are present in person or by proxy and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon such resolution.

"Unit Incentive Plan" means the Trust's unit incentive plan described under "Trust Unit Incentive Plan".

"U.S. Securities Act" means the *United States Securities Act of 1933*, as amended.

"WEI" means the Trust's former wholly-owned subsidiary, Westcastle Energy Inc., a corporation incorporated under the *Business Corporations Act* (Alberta) and which amalgamated with Harvest Operations on January 1, 2004, with the amalgamated corporation continuing under the name "Harvest Operations Corp.".

"Working Interest" or **"WI"** means an undivided interest held by a party in an oil and/or natural gas or mineral lease granted by a Crown or freehold mineral owner, which interest gives the holder the right to "work" the property (lease) to explore for, develop, produce and market the lease substances but does not include, among other things, a royalty, overriding royalty, gross overriding royalty, net profits interest or other interest that entitles the holder thereof to a share of production or proceeds of sale of production without a corresponding right or obligation to "work" the property.

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

DATE OF INFORMATION

Unless otherwise specified, information in this Appendix is as at the end of the Trust's most recently completed financial year, being December 31, 2003.

HARVEST ENERGY TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta T2P 0L4. Although the Trust receives income from the NPI from each of the Operating Subsidiaries, all oil and natural gas operations are conducted through Harvest Operations and the Trust is managed solely by Harvest Operations pursuant to the Trust Indenture and the Administration Agreement.

Structure of the Trust

The structure of the Trust and the flow of cash from the Properties to the Operating Subsidiaries, from the Operating Subsidiaries to the Trust and from the Trust to Unitholders are set forth below:


Unitholders
Distributable Cash
Equity Bridge Notes
Harvest Energy Trust
Capital Fund (6)
Capital Fund Contribution
NPI Income (5)
Debt Service
Banking Facilities
Operating Subsidiaries (1)(2)
Direct Royalties (4)
Credit Advances
Net Revenue from the Sale of 99% of Production
Reclamation Fund
Reserve Fund
Properties (3)

Notes:

(1) As of January 1, 2004, the Operating Subsidiaries consist of Harvest Operations Corp. and Harvest Sask Energy Trust, each of which is a wholly-owned subsidiary of the Trust.

(2) Although the Trust receives NPI income from each of the Operating Subsidiaries, all operations and management of the Trust are conducted through Harvest Operations.

(3) The Operating Subsidiaries own the Properties.

(4) In addition to the NPI, the Trust holds various Direct Royalties.

(5) The Trust receives regular monthly payments in accordance with the NPI Agreements. See "Description of the Trust – The NPI and Direct Royalties".

(6) The Trust may retain up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of the Properties.

General Development of the Business

The following is a description of the general development of the business of the Trust.

Harvest Operations was incorporated on May 14, 2002 to carry on oil and natural gas acquisition, development and production activities. The Harvest Board of Directors then reviewed its strategic alternatives and based on such review determined that the formation of an energy royalty trust was the optimal structure. On July 10, 2002, the Trust was formed pursuant to the Trust Indenture. On the same date, Harvest Operations and the Trust entered into a net profit agreement which has been amended and restated effective September 27, 2002 pursuant to which

Harvest Operations granted to the Trust the right to receive income from the net profit interest created thereby on Properties held by Harvest Operations from time to time. Pursuant to that NPI Agreement, the Trust paid to Harvest Operations $12.6 million using the proceeds from an interim loan provided by Caribou to the Trust.

On July 10, 2002 Harvest Operations acquired certain direct royalties and properties from a major oil and natural gas producer for an aggregate purchase price of $26.1 million. The acquisition consisted of an overriding royalty interest of 7.10688% in the Choice Viking Gas Unit No. 1, and an approximate 99% working interest in oil and natural gas producing properties that are both unitized and non-unitized. The purchase price was funded by an advance under Harvest Operations' credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust.

On August 1, 2002 Harvest Operations entered into an Agreement of Purchase and Sale with a major oil and natural gas producer to purchase certain direct royalties and properties effective June 1, 2002 for an aggregate purchase price of $71.8 million. Harvest Operations completed the acquisition on November 15, 2002, for a closing price of $53.2 million. The acquisition consisted of a direct royalty interest and an interest in oil and natural gas producing properties located in East Central Alberta. The purchase price was funded by an advance under Harvest Operations' credit facilities and, indirectly, through an interim loan provided by Caribou to the Trust.

On December 5, 2002, the Trust completed the Initial Public Offering, which resulted in the issuance of 3,750,000 Trust Units and aggregate gross proceeds of $30.0 million. Approximately $22.9 million from the net proceeds of the Initial Public Offering was used to repay interim loans which had been provided by Caribou to the Trust (including accrued interest) and approximately $5.4 million from the net proceeds of the Initial Public Offering was used to partially repay bank indebtedness. The balance was used for general working capital purposes.

On December 17, 2002, the Trust issued 562,500 Trust Units to FirstEnergy Capital Corp. and Haywood Securities Inc. as a result of the exercise of an over-allotment option granted to them in connection with the Initial Public Offering. The gross proceeds from the sale of such Trust Units were $4.5 million.

On February 4, 2003, the Trust sold 1,500,000 Special Warrants to a syndicate of underwriters at a price of $10.00 per Special Warrant for net proceeds of $13.7 million. Each Special Warrant entitled the holder to receive on exercise or deemed exercise one Trust Unit for the payment of no additional consideration. On March 7, 2003, the Trust received receipts for a (final) prospectus qualifying the Trust Units issuable on exercise of the Special Warrants and on March 7, 2003, the Trust issued 1,500,000 Trust Units on the deemed exercise of the Special Warrants. The net proceeds were used to partially repay bank indebtedness and for working capital.

During April and May, 2003, Harvest Operations closed the acquisition of various interests in two properties in the Killarney area of Alberta. The properties were acquired from two major oil and natural gas producers for $13.2 million and the issuance of 200,000 Trust Units respectively. The cash acquisition was financed through Harvest Operations' credit facilities. Included with the acquisition was an interest in two oil batteries.

At the Annual and Special Meeting of Unitholders of the Trust held on June 12, 2003 (the "2003 Unitholders' Meeting"), Unitholders approved resolutions respecting each of the matters set forth below:

- to amend the Trust Indenture to authorize the creation of an unlimited number of special voting units ("Special Voting Units"). Each Special Voting Unit entitles the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Harvest Board of Directors [of Harvest Operations] in the resolution authorizing the issuance of any such Special Voting Units;

- to amend the Trust Indenture to grant Harvest Operations (through the Harvest Board of Directors) the specific authority and responsibility for any and all matters relating to the terms of the NPI Agreement and other material contracts of the Trust (other than as otherwise provided in the Trust Indenture) including any amendments thereto;

- to amend the Trust Indenture to clarify and elaborate upon the responsibility which had previously been delegated to Harvest Operations in respect of matters relating to an issuance or offering of Trust Units or any other rights, warrants or other securities to purchase, to convert into or to exchange into Trust Units;

- to authorize an amendment of the articles of Harvest Operations to create a new class of non-voting common shares, issuable in series ("Non-Voting Shares"). Except for the right to notice of and to attend at any meetings of the shareholders of Harvest Operations, the holder of the Non-Voting Shares will have the same rights as the holders of common shares of Harvest Operations;

- to increase the number of Trust Units which may be reserved for issuance under the Unit Incentive Plan by 246,000 Trust Units from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units; and

- approving the issuance by the Trust in one or more private placements during the 12 month period commencing June 12, 2003, of up to 11,210,957 Trust Units, subject to certain restrictions.

On June 27, 2003, the Trust completed the acquisition of all of the common shares of WEI and an NPI in certain producing oil and natural gas properties held by WEI in exchange for total consideration of approximately $10.1 million (consisting of the issuance of 625,000 Trust Units, $3 million in cash and a $850,000 unsecured promissory note) plus the assumption of $2.8 million in bank debt and $2.3 million in working capital deficit. The oil and natural gas producing properties acquired included working interests ranging from 20% to 100% in the fields of Amisk, Czar and Killarney, all of which are operated by Harvest Operations.

On July 28, 2003, the Trust entered into the Equity Bridge Notes to provide funds to pay the Deferred Purchase Price Obligation associated with the Carlyle Properties Transaction. On July 29, 2003, $11 million was advanced to the Trust pursuant to the Equity Bridge Notes to fund a deposit relating to the purchase of the Carlyle Properties. On September 29, 2003, the Trust amended the Equity Bridge Notes to allow advances to be used to pay out Harvest Operations' then existing credit facility and entered into the Bridge Notes. On September 29, 2003, the Trust received additional advances under the Equity Bridge Notes in the amount of $22.5 million and also received advances of $25.0 million under the Bridge Notes. These amounts were advanced by the Trust to Harvest Operations on September 30, 2003 and used to pay out in part the approximately $48.1 million owing under Harvest Operations' then existing credit facility. On October 1, 2003, the $11 million deposit in connection with the Carlyle Properties Transaction was refunded and the Trust used this amount to repay $11 million of principal in respect of the Bridge Notes.

On July 29, 2003 Harvest Operations entered into an agreement in respect of the purchase of partnership interests in a New Brunswick limited partnership which held the Carlyle Properties. On September 29, 2003 Harvest Operations entered into an agreement wherein the interests of Harvest Operations in the July 29, 2003 agreement referred to above were assigned to the Carlyle Properties Vendor and wherein it was agreed that substantially all of the Carlyle Properties would be conveyed to Harvest Operations. On October 1, 2003, Harvest Operations entered into the Carlyle Properties Acquisition Agreement with the Carlyle Properties Vendor to acquire substantially all of the Carlyle Properties effective October 1, 2003 for total consideration of approximately $80 million, prior to adjustments and transaction costs. Closing of the Carlyle Properties Acquisition occurred on October 16, 2003.

Immediately following the completion of the Carlyle Properties Transaction, the Trust completed an internal reorganization pursuant to which substantially all of the Carlyle Properties were conveyed to HST, a trust which is wholly-owned by the Trust.

The Carlyle Properties Acquisition was financed as to $48.65 million through an offering of 4,312,500 Trust Units at a price of $12.00 per Trust Unit for gross proceeds of $51.8 million and as to $31.35 million through advances under the Current Bank Facility.

The Carlyle Properties are located in South East Saskatchewan near the town of Carlyle. The majority of the production is situated between Township 7 Range 32 W1M to Township 13 Range 13 W2M. For the month of September 2003, the Carlyle Properties produced approximately 5,200 BOE/d of light (28° to 34° API) oil

concentrated in the Mississippian-aged Tilson subcrop play trend. As evaluated by McDaniel in the McDaniel Trust Report, the Carlyle Properties contained, as at December 31, 2003, 14.0 MMBOE of proved plus probable reserves, with an RLI of 8.3 years. The recovery mechanism is bottom water drive supported by an active aquifer affording an efficient recovery of reserves, making operating characteristics of the Carlyle Properties similar to those of the other Properties. The Trust acquired an average 98% Working Interest in the Carlyle Properties and assumed operatorship of over approximately 95% of the total production from the properties. All the production is concentrated geographically which promotes ease of access and operating synergies. To support ongoing growth of the properties, management has identified upside value associated with production optimization, development drilling, the undeveloped land holdings and the proprietary seismic database, which are part of the assets associated with the Carlyle Properties.

A schedule of revenue and expenses for the Carlyle Properties for the years ended December 31, 2002, 2001 and 2000 and the nine months ended September 30, 2003 and 2002 are contained in this Appendix. Pro forma financial statements of the Trust for the year ended December 31, 2003 are also contained in this Appendix.

Upon closing of the Carlyle Properties Transaction on October 16, 2003, Harvest Operations put in place the Current Bank Facility and Harvest Operations used a portion of this facility to repay $8.5 million of the Equity Bridge Notes and approximately $14 million was used to repay in full the Bridge Notes.

On October 16, 2003, the Trust issued 4,312,500 Trust Units at a price of $12.00 per Trust Unit for gross proceeds of $51.8 million. The Trust Units were offered to the public through a syndicate of underwriters, which was led by National Bank Financial Inc. and included CIBC World Markets Inc., FirstEnergy Capital Corp. and Haywood Securities Inc.

Significant Acquisitions and Significant Dispositions

There were no significant acquisitions or significant dispositions by the Trust or any significant probable acquisition by the Trust within or since the completion of the most recently completed financial year of the Trust other than as described above in "- General Development of the Business" and as described in "Recent Developments – Acquisition of Storm Energy Limited.

Trends

There are a number of trends in the oil and natural gas industry that are shaping the near term future of the business. The first trend is the ongoing consolidation phase that the industry has been going through which has affected companies of all sizes from the small emerging companies to the senior integrated organizations. Although consolidation is nothing new for the industry, the pace at which it has occurred during the past 30 months and the nature of the companies involved are unique. The companies which have been consolidated include the traditional small to medium size companies as well as a number of large, well established companies. The most active acquirors have been royalty trusts and one large Canadian oil and natural gas producer.

Another continuing trend has been small to medium sized exploration and production companies converting to royalty trusts. These new trusts have become active in the consolidation of the industry thereby increasing competition for the previously existing trusts.

Including recently announced conversions of several exploration and production companies to trusts, approximately half of the top 30 publicly listed oil and natural gas issuers on the TSX are now trusts. Annual production declines from the trusts will likely result in a continued high level of competition for available oil and natural gas properties and companies. This increased competition within the trust sector, as well as the influence of U.S. based companies, has resulted in higher valuation parameters for corporate and asset acquisitions. Those trusts with substantial opportunities for production replacement through internal development drilling should be in an advantaged position relative to those more exposed to production replacement through acquisitions.

Another ongoing trend is the continued volatility of oil and natural gas prices with oil and natural gas company capital budgets highly responsive to commodity prices. As the supply/demand balance for both natural gas and

crude oil tightens, commodity prices increase and drilling activity rises reflecting increased capital spending by oil and natural gas companies. Conversely, as commodity prices decline, capital budgets are reduced and drilling activity declines. In tight markets such as those the Trust is currently encountering, the supply response resulting from changing drilling activity has a material impact on prices. In addition, oil prices have been stronger due to higher demand associated with growing world economies. This has been supported by the influence of the political instability in the Middle East. Price volatility is expected to be an ongoing characteristic of the oil and natural gas industry.

The Canadian/U.S. exchange rate also influences commodity prices received by Canadian producers as oil and natural gas production is priced in U.S. dollars. The strengthening witnessed in 2003 of the Canadian dollar has had a negative impact on Canadian oil and natural gas production revenue. The recent weakening trend for the Canadian dollar has served to improve Canadian dollar revenue from oil and natural gas sales.

RECENT DEVELOPMENTS

Amalgamation of Subsidiaries

On January 1, 2004 WEI amalgamated with Harvest Operations Corp. and the amalgamated corporation continued under the name "Harvest Operations Corp.".

Issue of Debentures

On January 29, 2004, the Trust issued $60 million principal amount of Debentures. The Debentures were offered to the public through a syndicate of underwriters which was led by National Bank Financial Inc. and included CIBC World Markets Inc., FirstEnergy Capital Corp., Haywood Securities Inc., TD Securities Inc. and Canaccord Capital Corporation.

On March 15, 2004, 1,000 convertible debentures were converted at the option of the holder, into 71,428 trust units and $11 for accrued interest and fractional units.

Acquisition of Storm Energy Limited

On April 19, 2004, the Trust announced that it had entered into an agreement with Storm to effect a business combination through a Plan of Arrangement whereby the Trust will acquire all of the outstanding shares of Storm for approximately $189 million, including assumed net debt of approximately $64 million. The proposed transaction contemplates the Trust and Storm combining their assets into the Trust and transferring certain of Storm's assets into a separate junior exploration and development company whose shares will be held by the former shareholders of Storm ("ExploreCo"). The properties to be acquired produce approximately 4,200 BOE per day and are primarily concentrated in the Red Earth area of north central Alberta. The consideration to be paid by the Trust to each shareholder of Storm will be $4.15 per share in cash to a maximum aggregate cash amount of $75 million; or 0.281 of an exchangeable share of Harvest Operations, exchangeable into Trust Units, to a maximum aggregate of 2 million exchangeable shares; or 0.281 of a Trust Unit, to a maximum aggregate of 8 million units and exchangeable shares combined. In addition, each Storm shareholder will receive one common share of ExploreCo and approximately 0.053 common shares of Rock Energy Inc., a company which Storm presently has an interest in.

Completion of the transaction is subject to a number of conditions including the approval of the transaction by shareholders of Storm. Shareholders of Storm will be asked to approve the transaction at a special meeting of shareholders to be held in June 2004. If Storm shareholder approval is obtained and all other conditions are satisfied, it is anticipated that the transaction will close in late June 2004.

Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, the

Trust has not reached agreement on the price or terms of any potential material acquisitions other than as described above under "- Acquisition of Storm Energy Limited". The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

STATEMENT OF RESERVES DATA AND OTHER OIL AND NATURAL GAS INFORMATION

The statement of reserves data and other oil and natural gas information set forth below (the "Statement") is dated April 30, 2004. The effective date of the Statement is December 31, 2003 and the preparation date of the Statement is April 1, 2004.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon an evaluation by McDaniel with an effective date of December 31, 2003 contained in the McDaniel Trust Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The McDaniel Trust Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Operating Subsidiaries engaged McDaniel to provide an evaluation of proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of the Operating Subsidiaries' reserves are in Canada and, specifically, in the provinces of Alberta and Saskatchewan.

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Operating Subsidiaries' crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

SUMMARY OF OIL AND NATURAL GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
CONSTANT PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	20,985	19,088	7,501	6,327	2,080	1,779	127	107
Developed Non-Producing	26	25	-	-	6.6	4.6	0.4	0.3
Undeveloped	1,100	1,000	275.5	205.3	74	67	8	7
TOTAL PROVED	22,111	20,114	7,776	6,532	2,161	1,850	136	114
PROBABLE	5,446	5,044	1,475	1,247	784	625	35	30
TOTAL PROVED PLUS PROBABLE	27,557	25,158	9,252	7,779	2,945	2,475	171	144

	NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED BEFORE INCOME TAXES (1)				
RESERVES CATEGORY	0% ($000)	5% ($000)	10% ($000)	15% ($000)	20% ($000)
PROVED					
Developed Producing	296,004	265,461	234,732	209,207	188,627
Developed Non-Producing	99	145	158	157	150
Undeveloped	17,170	12,602	9,371	7,025	5,278
TOTAL PROVED	313,274	278,208	244,262	216,390	194,055
PROBABLE	74,945	50,462	35,962	26,690	20,433
TOTAL PROVED PLUS PROBABLE	388,219	328,671	280,225	243,080	214,489

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE ($000)	ROYALTIES ($000)	OPERATING COSTS ($000)	DEVELOPMENT COSTS ($000)	WELL ABANDONMENT COSTS ($000)	FUTURE NET REVENUE BEFORE INCOME TAXES(1) ($000)
Proved Reserves	954,753	122,051	465,088	15,248	39,090	313,274
Proved Plus Probable Reserves	1,179,052	143,625	576,505	30,972	39,729	388,219

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000)
Proved Reserves	Light and Medium Crude Oil	196,748
	Heavy Crude Oil	38,607
	Natural Gas (including by-products)	8,908
Proved Plus Probable Reserves	Light and Medium Crude Oil	227,814
	Heavy Crude Oil	41,067
	Natural Gas (including by-products)	11,344

Reserves Data (Forecast Prices and Costs) – December 31, 2003

SUMMARY OF OIL AND NATURAL GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2003
FORECAST PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	18,201.5	16,557.8	7,235.7	6,101.9	1,909.9	1,630.2	114.5	95.0
Developed Non-Producing	17.5	17.0	-	-	4.5	3.1	0.3	0.2
Undeveloped	1,032.6	937.3	275.5	205.3	73.8	67.1	7.4	6.6
TOTAL PROVED	19,251.6	17,512.1	7,511.3	6,307.1	1,988.2	1,700.5	122.1	101.8
PROBABLE	4,617.5	4,279.7	1,052.9	895.6	710.8	564.1	31.6	27.2
TOTAL PROVED PLUS PROBABLE	23,869.1	21,791.8	8,564.2	7,202.7	2,699.0	2,264.6	153.6	129.0

RESERVES CATEGORY	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year) (1) 0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
PROVED					
Developed Producing	171,659	161,319	149,533	138,481	128,691
Developed Non-Producing	(89)	(28)	8	28	38
Undeveloped	10,585	7,586	5,381	3,743	2,506
TOTAL PROVED	182,155	168,878	154,922	142,252	131,235
PROBABLE	26,267	19,372	14,249	10,572	7,916
TOTAL PROVED PLUS PROBABLE	208,422	188,250	169,171	152,824	139,152

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE ($000)	ROYALTIES ($000)	OPERATING COSTS ($000)	DEVELOPMENT COSTS ($000)	WELL ABANDONMENT COSTS ($000)	FUTURE NET REVENUE BEFORE INCOME TAXES(1) ($000)
Proved Reserves	746,372	98,174	400,807	15,476	49,758	182,155
Proved Plus Probable Reserves	909,733	113,674	504,668	31,706	51,262	208,422

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2003
FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000)
Proved Reserves	Light and Medium Crude Oil	118,218
	Heavy Crude Oil	29,263
	Natural Gas (including by-products)	7,440
Proved Plus Probable Reserves	Light and Medium Crude Oil	130,361
	Heavy Crude Oil	29,510
	Natural Gas (including by-products)	9,299

Notes to Reserves Data Tables:

1. The Trust is entitled to deduct from its income all amounts which are paid or payable by it to Unitholders in a given financial year. As a result of amounts paid to Unitholders in the course of the most recent financial year, the Trust is not liable for any material amount of income tax on income. The net present values of future net revenue after income taxes are, therefore, the same as the net present values of future net revenue before income taxes.

2. Columns may not add due to rounding.

3. The crude oil, natural gas liquids and natural gas reserve estimates presented in the McDaniel Trust Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

Reserve Categories

Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

- analysis of drilling, geological, geophysical and engineering data;
- the use of established technology; and
- specified economic conditions (see the discussion of "Economic Assumptions" below).

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainly.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties. However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

4. Forecast Prices and Costs

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Operating Subsidiaries is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized in the McDaniel Trust Report, which were McDaniel's then current forecasts at the date of the McDaniel Trust Report, were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of January 1, 2004
FORECAST PRICES AND COSTS

	OIL							
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Light Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Bow River Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	INFLATION RATES(1) %/Year	EXCHANGE RATE(2) ($US/$Cdn)
Forecast								
2004	29.00	37.70	22.70	27.70	5.50	27.90	2.00	0.75
2005	26.50	34.30	21.55	26.65	5.19	25.50	2.00	0.75
2006	25.50	33.00	21.56	26.24	4.87	24.50	2.00	0.75
2007	25.00	32.30	20.63	25.40	4.68	23.80	2.00	0.75
2008	25.00	32.30	20.39	25.26	4.53	23.70	2.00	0.75
2009	25.50	32.90	20.76	25.72	4.57	24.10	2.00	0.75
2010	26.00	33.50	21.11	26.18	4.60	24.50	2.00	0.75
2011	26.50	34.20	21.56	26.73	4.69	25.00	2.00	0.75
2012	27.00	34.80	21.91	27.18	4.78	25.40	2.00	0.75
2013	27.50	35.50	22.35	27.73	4.87	26.00	2.00	0.75
2014	28.10	36.20	22.79	28.28	4.97	26.50	2.00	0.75
2015	28.70	37.00	23.32	28.92	5.08	27.10	2.00	0.75
2016	29.30	37.80	23.85	29.56	5.19	27.60	2.00	0.75
2017	29.90	38.60	24.37	30.19	5.29	28.20	2.00	0.75
2018	30.50	39.30	24.79	30.72	5.40	28.70	2.00	0.75
2019	31.10	40.10	25.30	31.35	5.51	29.30	2.00	0.75
2020	31.70	40.90	25.80	31.98	5.61	29.90	2.00	0.75
2021	32.30	41.70	26.30	32.60	5.72	30.50	2.00	0.75
2022	32.90	42.40	26.69	33.12	5.82	31.00	2.00	0.75
2023	33.60	43.30	27.28	33.83	5.95	31.60	2.00	0.75
Thereafter	33.60	43.30	27.28	33.83	5.95	31.60	0	0.75

Notes:
(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Operating Subsidiaries for the year ended December 31, 2003, were $6.70/mcf for natural gas, $29.92/bbl for natural gas liquids and $27.34/bld for heavy oil.

5. Constant Prices and Costs

Constant prices and costs are:

(a) the Operating Subsidiaries' prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Operating Subsidiaries is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Operating Subsidiaries' prices are the posted prices for oil and the spot price for natural gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the McDaniel Trust Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2003
CONSTANT PRICES AND COSTS

Year	OIL				NATURAL GAS	NATURAL GAS LIQUIDS	EXCHANGE RATE[2]
	WTI Cushing Oklahoma ($US/bbl)	Edmonton Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Cromer Medium 29.3° API ($Cdn/bbl)	AECO Gas Price ($Cdn/MMBtu)	FOB Field Gate ($Cdn/BBL)	($US/$Cdn)
Historical 2003[1]	32.78	39.76	22.75	34.25	5.87	31.50	0.75

Notes:
(1) Prices as at December 31, 2003
(2) The exchange rate used to generate the benchmark reference prices in this table.

6. Future Development Costs

The following table sets forth development costs deducted in the estimation of the Operating Subsidiaries' future net revenue attributable to the reserve categories noted below.

Year	Forecast Prices and Costs ($000)		Constant Prices and Costs ($000)
	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves
2004	11,600	16,583	11,522
2005	3,876	11,923	3,726
2006	0	3,199	0
Thereafter	0	0	0
Total Undiscounted	15,476	31,706	15,248
Total Discounted at 10%	14,420	28,666	14,215

7. Estimated future abandonment and reclamation costs related to a property have been taken into account by McDaniel in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

8. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

9. The extent and character of all factual data supplied to McDaniel were accepted by McDaniel as represented. No field inspection was conducted.

Reconciliations of Changes in Reserves and Future Net Revenue

RECONCILIATION OF
OPERATING SUBSIDIARIES NET RESERVES
BY PRINCIPAL PRODUCT TYPE
FORECAST PRICES AND COSTS

	LIGHT AND MEDIUM OIL			HEAVY OIL			ASSOCIATED AND NON-ASSOCIATED NATURAL GAS		
FACTORS	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)
December 31, 2002	4,258	235	4,493	5,930	528	6,458	1,435	120	1,555
Extensions	-	-	-	-	-	-	-	-	-
Improved Recovery	-	-	-	589	108	698	-	-	-
Technical Revisions	579	940	1,519	1,181	212	1,392	(91)	387	296
Discoveries	-	-	-	-	-	-	-	-	-
Acquisitions	14,330	3,105	17,435	284	49	333	760	57	817
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(1,655)	-	(1,655)	(1,677)	-	(1,677)	(403)	-	(403)
December 31, 2003	17,512	4,280	21,792	6,307	896	7,203	1,701	564	2,265

Note:

(1) The evaluation as at December 31, 2002 was prepared using National Policy 2-B reserves definitions. Under those definitions, probable reserves were adjusted by a factor to account for the risk associated with their recovery. The Operating Subsidiaries previously applied a risk factor of 50% in reporting probable reserves. Under current NI 51-101 reserves definitions, estimates are prepared such that the full proved plus probable reserves are estimated to be recoverable (proved plus probable reserves are effectively a "best estimate"). The above reconciliation reflects current probable reserves versus previous risk adjusted (50%) probable reserves reported by the Operating Subsidiaries.

(2) Natural gas liquids reserves have not been reconciled as they represent less than 0.05% of total reserves.

RECONCILIATION OF CHANGES IN
NET PRESENT VALUES OF FUTURE NET REVENUE
DISCOUNTED AT 10% PER YEAR
PROVED RESERVES
CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	2003 ($000)
Estimated Future Net Revenue at Beginning of Year	203,914
Sales and Transfers of Oil and Natural Gas Produced, Net of Production Costs and Royalties	(84,015)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(73,792)
Development Costs During the Period	17,630
Changes in Forecast Development Costs	(13,365)
Extensions and Improved Recovery	7,403
Discoveries	-
Acquisitions of Reserves	150,860
Dispositions of Reserves	-
Net Change Resulting from Revisions in Quantity Estimates	15,237
Accretion of Discount	20,391
Net Change in Income Taxes	-
Estimated Future Net Revenue at End of Year	244,263

Reserves Information – Updated Pricing

The information set forth below is based upon an evaluation by McDaniel with an effective date of December 31, 2003. Such reserves information summarizes the crude oil, natural gas liquids and natural gas reserves of the Operating Subsidiaries and the net present values of future net revenue for these reserves using McDaniel's April 1, 2004, forecast prices and costs (rather than McDaniel's forecasts as at January 1, 2004, as described above under "Disclosure of Reserves Data".

The reserves information presented below is in addition to the detailed information respecting the Operating Subsidiaries and their reserves which has been prepared as required under NI 51-101. In particular, the forecast prices and costs which have been utilized in the McDaniel evaluation upon which the reserves information presented below is based were McDaniel's forecasts as at April 1, 2004, rather than McDaniel's forecasts as at January 1, 2004:

Reserves Data (Forecast Prices and Costs) – April 1, 2004

SUMMARY OF OIL AND NATURAL GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of April 1, 2004
FORECAST PRICES AND COSTS

	RESERVES							
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
PROVED								
Developed Producing	18,396	16,711	7,251	6,112	1,919	1,638	115	95
Developed Non-Producing	18	17	-	-	4	3	-	-
Undeveloped	1,040	944	275	205	74	67	7	6
TOTAL PROVED	19,454	17,673	7,526	6,317	1,997	1,708	123	102
PROBABLE	4,873	4,516	1,037	882	724	575	32	28
TOTAL PROVED PLUS PROBABLE	24,328	22,189	8,564	7,199	2,722	2,284	155	130

	NET PRESENT VALUES OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year)[1]				
RESERVES CATEGORY	0 ($000)	5 ($000)	10 ($000)	15 ($000)	20 ($000)
PROVED					
Developed Producing	225,615	211,189	196,023	182,191	170,080
Developed Non-Producing	(682)	(517)	(407)	(332)	(279)
Undeveloped	12,548	9,314	6,930	5,153	3,806
TOTAL PROVED	237,481	219,985	202,546	187,012	173,607
PROBABLE	33,207	24,812	18,728	14,409	11,299
TOTAL PROVED PLUS PROBABLE	270,689	244,798	221,275	201,421	184,907

Forecast Prices and Costs – April 1, 2004

Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by McDaniel, which were McDaniel's forecasts as at April 1, 2004, were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of April 1, 2004
FORECAST PRICES AND COSTS

	OIL							
Year	WTI Cushing Oklahoma ($US/bbl)	Edmonton Light Par Price 40° API ($Cdn/bbl)	Hardisty Heavy 12° API ($Cdn/bbl)	Bow River Medium 29.3° API ($Cdn/bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/BBL)	INFLATION RATES(1) %/Year	EXCHANGE RATE(2) ($US/$Cdn)
Forecast								
2004(3)	34.00	44.30	29.30	34.30	6.05	32.40	2.00	0.75
2005	29.00	37.60	24.90	30.00	5.65	28.00	2.00	0.75
2006	27.00	35.00	23.60	28.20	5.10	25.90	2.00	0.75
2007	25.50	32.90	21.20	26.00	4.80	24.30	2.00	0.75
2008	25.50	32.90	21.00	25.90	4.70	24.20	2.00	0.75
2009	26.00	33.60	21.50	26.40	4.75	24.70	2.00	0.75
2010	26.50	34.20	21.80	26.90	4.90	25.10	2.00	0.75
2011	27.00	34.90	22.30	27.40	5.00	25.70	2.00	0.75
2012	27.50	35.50	22.60	27.90	5.05	26.10	2.00	0.75
2013	28.10	36.30	23.20	28.50	5.15	26.70	2.00	0.75
2014	28.70	37.00	23.60	29.10	5.25	27.20	2.00	0.75
2015	29.30	37.80	24.10	29.70	5.40	27.80	2.00	0.75
2016	29.90	38.60	24.60	30.40	5.50	28.50	2.00	0.75
2017	30.50	39.40	25.20	31.00	5.65	29.10	2.00	0.75
2018	31.10	40.10	25.60	31.50	5.75	29.60	2.00	0.75
2019	31.70	40.90	26.10	32.20	5.85	30.10	2.00	0.75
2020	32.30	41.70	26.60	32.80	5.95	30.70	2.00	0.75
2021	32.90	42.50	27.10	33.40	6.05	31.30	2.00	0.75
2022	33.60	43.40	27.70	34.10	6.20	32.00	2.00	0.75
2023	34.30	44.30	28.30	34.80	6.30	32.60	2.00	0.75
Thereafter	34.30	44.30	28.30	34.80	6.30	32.60	0	0.75

Notes:
(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.
(3) 2004 Forecast for 9 months only.

Additional Information Relating to Reserves Data

Undeveloped Reserves

The Operating Subsidiaries carries a relatively minor amount of undeveloped reserves. These reserves are infill wells primarily located in undrilled spacing units at its Hayter and Carlyle property areas. A portion of these infill wells are projected to be upgraded to producing status in 2004 and the remainder in 2005 and 2006.

The Operating Subsidiaries does not see a major uncertainty related to the upgrading of undeveloped reserves. Nevertheless, a catastrophic drop in oil prices might delay infill drilling activity.

Important economic factors that should be taken into consideration that may affect particular components of the reserve data include: oil pricing, power costs and operating expenses.

Significant Factors or Uncertainties

Information in this Appendix contains forward-looking information and estimates with respect to Harvest. This information addresses future events and conditions, and as such involves risks and uncertainties that could cause actual results to differ materially from those contemplated by the information provided. These risks and uncertainties include but are not limited to factors intrinsic in domestic and international politics and economics, general industry conditions including the impact of environmental laws and regulations, imprecision of reserves

estimates, fluctuations in commodity prices, interest rates or foreign exchange rates and stock market volatility. The information and opinions concerning the Trust's future outlook are based on information available at December 31, 2003.

Other Oil and Natural Gas Information

Oil and Natural Gas Properties

The Operating Subsidiaries' portfolio of Properties are discussed below. Although the Trust receives income from the NPI from each of the Operating Subsidiaries, all oil and natural gas operations and the management of the Trust are conducted by Harvest Operations.

In general, the Properties include major oil accumulations which benefit from active pressure support due to an underlying regional aquifer. Generally, the properties have predictable decline rates with costs of production and oil price key to determining the economic limits of production. Harvest Operations is actively engaged in cost reduction, production and reserve replacement optimization efforts directed at reserve addition through extending the economic life of these producing properties beyond the limits used in the McDaniel Trust Report and developing new proven reserves previously not evaluated by McDaniel. In respect of the Properties, Harvest Operations has entered into a number of electrical power swaps to manage a portion of the risk associated with electrical power cost volatility, which is a significant portion of the production costs associated with the Properties.

Principal Provost Properties

The following is a description of the Operating Subsidiaries' principal oil and natural gas properties which constitute the Provost Properties as at December 31, 2003. Production stated is gross production to the Operating Subsidiaries, namely the Operating Subsidiaries' interest share before deducting royalties owned by others and without including any royalty interest of the Operating Subsidiaries and, unless otherwise stated, is the exit production as for 2003 excluding production from non-operated properties. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2003.

Hayter

The Operating Subsidiaries have an average 93.1% Working Interest in this operated property, which produces approximately 5,000 net BOE/d of 15° API oil from the Dina "B" Pool located in Sections 24, 25, 34 and 35-40-1 W4M. The Hayter pool contains 176 gross (167 net) producing wells. OOIP is estimated at 138 Mmbbls of oil on the Operating Subsidiaries' Working Interest acreage.

The Hayter fluid production is gathered into one of two central batteries located at 8-35-40-1 W4M or 1-34-40-1 W4M in which the Operating Subsidiaries has a 95% Working Interest and is the operator. The batteries have a combined capacity of approximately 200,000 Bbls/d of fluid. Oil from the Hayter area is blended with condensate and shipped from the battery via the Gibson Provost pipeline to the Hardisty terminal. Solution natural gas is conserved and utilized as fuel gas at the batteries, with the remainder processed at the Husky North Hansman Gas Plant located at 8-14-39-03 W4M. Future development of this pool will include additional in-fill drilling on closer spacing, pool extensions through the identification of by-passed reserves and re-completion of existing wells by isolating portions of the horizontal wells that are experiencing higher water production. There is also an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery, employing inclined free-water knockouts and additional disposal. Initial low pressure water disposal results are encouraging for continuing reduction of operating costs and increase in disposal volumes.

Thompson Lake

The Operating Subsidiaries operate the Thompson Lake properties with approximately a 99% Working Interest. Production from the properties is approximately 1,230 BOE/d of 27° API oil, at a 99% water cut, from the Provost Glauconite "A" Pool located in Township 40 and 41 and Range 10 and 11 W4M. The field contains 192 gross producing wells. OOIP is estimated at 50 Mmbbls of oil.

The Thompson Lake fluid production is gathered at a central battery located at 4-2-41-11 W4M in which the Co has a 100% Working Interest. The battery has a capacity of approximately 210,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky Provost Gas Plant at 13-30-40-10 W4M.

A primary operating tactic to enhance the future performance of the Thompson Lake field is to improve overall fluid handling efficiency and by reducing the electrical power requirements associated with water handling. Additional low pressure water disposal capacity will allow production optimization through total fluid increases at the wells that could have a favourable impact on production rates, reserve recoveries and production costs. Additionally, production prioritization is expected to optimize total fluids handling by focusing operational efforts on the most prolific wells.

Killarney

The Operating Subsidiaries collectively own a 93% average Working Interest and the Operating Subsidiaries operate the Killarney field, which was acquired by the Operating Subsidiaries and by the Trust, through the acquisition of certain properties in Killarney directly and through the acquisition of WEI, in the second quarter of 2003. The Killarney field is a Cummings/Dina oil pool within 3.5 miles of Harvest's existing Hayter field. Production is approximately 1,020 BOE/d of 20.4° API oil. The Killarney pool contains 123 gross (114 net) producing oil wells. OOIP is estimated at 51 Mmbbls of oil.

The Killarney fluid production is gathered at two central batteries located at 6-29-41-1 W4M and 10-20-41-1 W4M. The batteries have a total maximum capacity of approximately 175,000 Bbls/d of fluid. Upside may be realized by increasing water disposal capacity for this field.

David North

The Operating Subsidiaries have a 100% Working Interest in this operated property, which produces approximately 700 BOE/d of primarily 23° API oil, at a 98% water cut, from the Lloydminster (which is under waterflood) and Dina sands located in Sections 26 and 27-40-3 W4M. The field contains 54 gross (54 net) producing wells. OOIP is estimated at 18 Mmbbls of oil for the two producing zones.

The fluid production is gathered to the central battery located at 15-26-40-3 W4M in which the Operating Subsidiaries have % Working Interest. The battery has a capacity of approximately 40,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky North Hansman Gas Plant 8-14-39-3 W4M.

Selected well speed-ups and expanded use of inclined free-water knockouts could result in increased efficiency, lower operating costs and increased fluid handling capacity. The Operating Subsidiaries are also considering targeting re-completions for wells that have produced in the Lloydminster and/or Dina zones to be converted to Cummings or Sparky oil producers. Numerous wells have been identified by the Operating Subsidiaries for re-completion.

West Provost

The Operating Subsidiaries hold an average 43.1% Working Interest in this area. Production from the area is approximately 610 BOE/d of primarily 26° API oil, at a 98% water cut, primarily from the Mannville "L" Pool located in Townships 37, 38 and 39-3 W4M. Natural gas production is approximately 200 Mcf/d. The West Provost pool contains 114 gross (43 net) producing oil wells and 15 gross (6 net) producing natural gas wells. OOIP is estimated at 35 Mmbbls of oil.

The majority of the West Provost fluid production in the area is gathered at a central battery located at 3-15-38-03 W4M, in which the Operating Subsidiaries have a 37.5% Working Interest. The battery has a capacity of approximately 115,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Provost pipeline to the Hardisty terminal. Solution and non-associated natural gas is conserved and processed at the Husky North,

Hansman Lake Gas Plant at 8-14-39-03 W4M. The West Provost area also produces natural gas from 15 gross wells, primarily from the Viking and Colony Formations.

There is an opportunity to employ cost reduction practices to improve netbacks and ultimate recovery employing inclined free-water knockouts and increased water disposal capacity.

Amisk

The Operating Subsidiaries own a 75% average Working Interest in the Amisk field and the Operating Subsidiaries operate all production, which was acquired by the Trust through the acquisition of WEI on June 27, 2003. The Amisk field is located on the producing trend, which includes Thompson Lake, Hayter, Killarney and West Provost. Amisk is located 15 miles east of Thompson Lake, produces from the same formation and has similar production characteristics. Production from the field is approximately 690 BOE/d of 22° API oil. The Amisk pool contains 88 gross (66 net) producing oil wells. OOIP is estimated at 62 Mmbbls oil for the entire Amisk pool area.

The Amisk fluid production is gathered at an operated central battery located at 12-15-40-08W4M. The Operating Subsidiaries have identified an opportunity to improve netbacks and ultimate recovery by reducing operating costs, suspending marginal wells and increasing water disposal capacity for the field.

Czar

The Operating Subsidiaries own an average 100% Working Interest in this area (and the Operating Subsidiaries operate all production), which interests acquired by the Trust through the acquisition of WEI on June 27, 2003. The Czar field is located 8 miles due east of Amisk on the same producing trend. Production is approximately 480 BOE/d of 16° API oil. The Czar pool contains 67 gross (67 net) producing oil wells. OOIP is estimated at 34 Mmbbls of oil.

The Czar fluid production is gathered at an operated central battery located at 2-19-40-06W4M. The Operating Subsidiaries have identified an opportunity to improve netbacks and ultimate recovery by reducing operating costs and increasing water disposal capacity for the field.

Bellshill Lake

The Operating Subsidiaries have a 100% Working Interest in 1,120 acres of land in Sections 5 and 6-41-12 W4M which is in proximity to the Bellshill Blairmore Unit. Production from this operated property is approximately 420 BOE/d of primarily 18° API oil, at a 98% water cut, from the Ellerslie "A" Pool and natural gas from the Glauconite "A" Pool. The field contains 20 gross (20 net) producing wells. OOIP is estimated at 27 Mmbbls of oil.

The Bellshill Lake fluid production is gathered at a central battery located at 11-5-41-12 W4M in which the Operating Subsidiaries have a 100% Working Interest. The battery has a capacity of approximately 40,000 Bbls/d of fluid. Oil is shipped from the battery via the Gibson Bellshill Pipeline to the Hardisty terminal. Solution natural gas is conserved and processed at the Husky Hastings Coulee Gas Plant at 1-14-41-15 W4M. Water is re-injected back into the lower Cretaceous aquifer. Development upside includes an additional horizontal drilling location and increases to water injection capacity.

Metiskow

The Operating Subsidiaries have a 100% Working Interest in this operated property, which produces approximately 140 BOE/d of 16° API oil from the Provost Dina "E" Pool located in Sections 22 and 23-39-6 W4M. The field has been developed exclusively with horizontal wells. The pool contains 9 gross (9 net) producing wells. OOIP is estimated at 3.0 Mmbbls of oil.

The Metiskow fluid production is gathered at a central battery located at 5-22-39-6 W4M in which the Operating Subsidiaries have a 100% Working Interest. The battery has a capacity of approximately 13,500 Bbls/d of fluid. Oil

is trucked from the battery to the Hardisty terminal. Upside may be realized by increasing water disposal capacity for this field.

Principal Carlyle Properties

The following is a description of the Operating Subsidiaries' principal oil and natural gas properties which constitute the Carlyle Properties (which were acquired by the Operating Subsidiaries in October 2003) as at December 31, 2003. Production stated is gross production to the Operating Subsidiaries, namely the Operating Subsidiaries' interest share before deducting royalties owned by others and without including any royalty interest of the Operating Subsidiaries and, unless otherwise stated, is the exit production for 2003 excluding production from non-operated properties. Unless otherwise specified, gross and net acres and well count information are as at December 31, 2003.

The properties described below constitute the majority of the Carlyle Properties. Additional production of approximately 260 BOE/d is derived from various minor properties. OOIP numbers are published values from the Saskatchewan Government. All oil production is delivered into the Enbridge Saskatchewan pipeline system.

Hazelwood

This area is comprised of nine separate pools producing approximately 1,940 BOE/d of 34° API oil from 142 oil wells in the Tilston formation. As at December 31, 2003, the Operating Subsidiaries held an average 98% Working Interest in 19,107 gross acres including 8,669 net undeveloped acres. The area contains 142 gross (139 net) producing oil wells. OOIP is estimated at 160 Mmbbls of oil for all Hazelwood pools. Operatorship (100% Working Interest in all but one facility) along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase oil production and reserve life through workovers, step-out drilling and horizontal infill drilling. Natural gas volumes at Hazelwood are marketed through an area rural natural gas co-operative.

Moose Valley

This area is comprised of five pools producing approximately 1,070 BOE/d of 28° API oil from 98 oil wells in the Tilston formation. As at December 31, 2003, the Operating Subsidiaries held an average 97% Working Interest in 8,417 gross acres including 3,794 net undeveloped acres. The area contains 98 gross (97 net) producing oil wells. OOIP is estimated at 80 Mmbbls of oil for all Moose Valley pools. Operatorship (100% Working Interest in all but one facility) along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers, water handling upgrades and water control measures and additional infill and step-out drilling.

Whitebear

This area is comprised of three main pools producing approximately 800 BOE/d of 34° API oil from 67 oil wells in the Tilston formation. As at December 31, 2003, the Operating Subsidiaries held a 100% Working Interest in 11,245 gross acres including 6,204 net undeveloped acres. The area contains 67 gross (58 net) producing oil wells. OOIP is estimated at 120 Mmbbls of oil for all Whitebear pools. A significant portion of the property is located on the Whitebear First Nation Reserve. The Carlyle Properties Vendor holds an option to acquire an additional 23% average Working Interest in 960 gross acres plus royalty interests in 96 acres at Willmar, which is part of the Whitebear area (the "Whitebear Reserve Option Lands"). Operatorship of all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase oil production and reserve life through workovers, water handling upgrades and water control measures, horizontal infill drilling .

Corning/Flinton

This area is comprised of five pools producing approximately 740 BOE/d of 28.5° API oil from 67 oil wells in the Tilston formation. As at December 31, 2003, the Operating Subsidiaries held an average 100% Working Interest in 13,748 gross acres, including 6,309 net undeveloped acres. The area contains 67 gross (66 net) producing oil wells. OOIP is estimated at 53 Mmbbls of oil for all Corning/Flinton pools. Operatorship (100% WI) in all facilities along

with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers and drilling of selected infill and step-out wells.

Parkman East

This area is comprised of the Parkman East pools, producing approximately 280 BOE/d of 33.5° API oil from 37 oil wells in the Tilston formation. As at December 31, 2003, the Operating Subsidiaries held an average 88.1% Working Interest in 6,198 gross acres including 2,506 net undeveloped acres. The area contains 37 gross (26 net) producing oil wells. OOIP is estimated at 230 Mmbbls of oil for all Parkman East pools. Opportunity exists to increase oil production and reserve life through workovers, water handling upgrades and water control measures, and selective infill drilling.

Wauchope/Lightning

This area is comprised of three pools producing approximately 110 BOE/d of 33° API oil from 12 oil wells in the Tilston formation. As at December 31, 2003, the Operating Subsidiaries held an average 93% Working Interest in 4,079 gross acres including 2,514 net undeveloped acres. The area contains 12 gross (11 net) producing oil wells. OOIP is estimated at 26 Mmbbls of oil for all Wauchope/Lightning pools. Operatorship (100% WI) in all facilities along with extensive proprietary 3D seismic coverage offer control of the opportunity to increase production and reserve life through workovers, water handling upgrades and water control measures and additional step-out and new pool drilling.

Incremental Exploitation and Development Potential

Management of Harvest Operations has identified several opportunities to take advantage of possible development potential in order to increase existing production supplemental to the future development projects included in the determination of the Reserve Values contained in the McDaniel Trust Report. Neither the capital costs nor the potential incremental production associated with these opportunities are reflected in the McDaniel Trust Report. Opportunities being considered include:

- Increasing water handling and water disposal capacity at key fields to add incremental oil volumes. This includes the use of inclined free water knock-outs and additional disposal wells;
- Debottlenecking existing fluid handling facilities and surface infrastructure;
- Infill horizontal drilling and step-out drilling opportunities at Hazelwood beyond those included in the McDaniel Trust Report. Locations are fully defined by 3D seismic;
- Optimizing field oil cut management through the shut-in of select wells and increased total fluid from offset higher oil cut wells. Shut-in wells would be available for restart as oil cuts vary;
- Reperforating existing shut-in wells to access undrained reserves;
- Numerous exploratory opportunities defined by seismic from which value might be extracted by sale or farmout; and
- Selected development drilling opportunities for prolific Alida and Souris Valley subcrop oil accumulations.

Oil And Natural Gas Wells

The following table sets forth the number and status of wells in which the Operating Subsidiaries have a working interest as at December 31, 2003.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	723	598	476	439	21	5	7	3
Saskatchewan	385	369	232	221	-	-	-	-
Total	1,108	967	708	660	21	5	7	3

Properties with no Attributable Reserves

The following table sets out the Operating Subsidiaries' undeveloped land holdings as at January 1, 2004.

	Undeveloped Acres	
	Gross	Net
Alberta	15,549	10,398
Saskatchewan	26,372	25,598
Total	41,921	35,996

The Operating Subsidiaries expect that rights to explore, develop and exploit 5,832 net acres of its undeveloped land holdings will expire by December 31, 2004.

Forward Contracts

For details of material commitments to sell natural gas and crude oil which were outstanding at December 31, 2003 – see note 12 to the Financial Statements attached as Schedule "A" to this Appendix.

Additional Information Concerning Abandonment and Reclamation Costs

The following table sets forth information respecting future abandonment and reclamation costs for surface leases, wells, facilities and pipelines which are expected to be incurred by the Operating Subsidiaries and for the periods indicated:

Period	Abandonment & Reclamation costs net of salvage value (undiscounted and using a 2% inflation rate) ($000)	Abandonment & Reclamation costs net of salvage value (discounted at 10% using a 2% inflation rate) ($000)
Total as at Dec. 31, 2004	29,000	12,200
Anticipated to be paid in 2004	68	65
Anticipated to be paid in 2005	72	61
Anticipated to be paid in 2006	89	71

The number of net wells for which McDaniel estimated that the Operating Subsidiaries would incur abandonment and reclamation costs is 1,969 wells.

Only abandonment costs associated with wells were deducted by McDaniel in estimating future net revenue in the McDaniel Trust Report and all of such costs (without accounting for salvage values) were so deducted.

Capital Expenditures

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Operating Subsidiaries' activities for the year ended December 31, 2003 ($000):

Property acquisition costs	
Proved properties	$108,677
Undeveloped properties	-
Exploration costs	-
Development costs	26,623
Total	$135,300

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which the Operating Subsidiaries participated during the year ended December 31, 2003:

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Light and Medium	-	-	21	18.5
Natural Gas	-	-	-	-
Service	-	-	1	1
Dry	-	-	-	-
Total:	-	-	22	19.5

During 2004, the Operating Subsidiaries plan to drill 32 wells. Fourteen were drilled during the first quarter. The Operating Subsidiaries have commenced a development drilling program in SE Saskatchewan targeting 15 wells drilled for Tilston oil production. As of April 30, 2004 five of these SE Saskatchewan wells have been drilled. The Operating Subsidiaries are continuing development drilling at East Hayter with the addition of up to 12 new wells. Six of these East Hayter wells have been drilled to date. The Operating Subsidiaries are also continuing with a program to add low pressure water disposal to reduce operating costs by reducing consumption of electricity. At Thompson Lake, two new disposal wells were added and an additional three wells are planned in the Provost area.

Production Estimates

The following table sets out the volume of the Operating Subsidiaries' net production estimated for the year ended December 31, 2004 which is reflected in the estimate of future net revenue disclosed in the tables contained under "- Disclosure of Reserves Data" and forecast by McDaniel.

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	BOE
	(bbls/d)	(bbls/d)	(mcf/d)	(bbls/d)	(BOE/d)
Proved Producing	8,765	4,595	1,115	53	13,599
Proved Developed Non-Producing	-	-	-	-	-
Proved Undeveloped	194	82	12	2	280
Total Proved	8,958	4,677	1,127	55	13,879
Total Probable	294	204	54	-	509
Total Proved Plus Probable	9,241	4,893	1,181	57	14,388

Hayter is the Operating Subsidiaries' largest producing property representing 32% of forecast 2004 production. It is forecast by McDaniel to produce 4,525 Bbls/d of heavy oil.

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

Average Daily Production Volumes
(before the deduction of royalties)

	2003				
	Q1	Q2	Q3	Q4	Total
Natural Gas(mcfd)	875	1,161	1,453	1,744	1,311
Heavy Oil (bopd)	4,853	5,139	6,010	5,756	5,444
Medium Oil (bopd)	3,181	4,232	5,044	4,662	4,286
Light Oil (bopd)	-	-	-	4,079	1,028
NGL (blpd)	43	67	77	70	64
Total Liquids (blpd)	8,077	9,438	11,131	14,567	10,822
BOE – 6:1					
Total Sales Production:					
Natural Gas (mcf)	78,750	105,651	133,676	160,448	478,515
Heavy Oil (bbls)	436,770	467,649	552,920	529,571	1,987,060
Medium Oil (bbls)	286,290	385,112	464,048	428,912	1,564,390
Light Oil (bbls)	-	-	-	375,310	375,220
NGL (bbls)	3,870	6,097	7,084	6,397	23,360
Total Liquids (bbls)	726,930	858,858	1,024,052	1,340,190	3,950,030
BOE – 6:1	**740,055**	**876,467**	**1,046,331**	**1,366,931**	**4,029,783**

Average Sales Prices Received:	2003				
	Q1	Q2	Q3	Q4	Total
Natural Gas (mcf)	8.85	6.81	6.17	6.01	6.70
Heavy Oil ($/bbl)	33.86	27.16	24.96	24.92	27.34
Medium Oil ($/bbl)	38.96	31.54	31.09	30.13	32.18
Light Oil ($/bbl)	-	-	-	35.56	35.56
Total Oil ($/bbl)	35.88	29.14	27.76	29.59	30.05
NGL ($bbl)	43.28	28.91	23.80	29.18	29.92
Total Oil & Liquids ($/bbl)	35.92	29.14	27.73	29.59	30.05
BOE – 6:1	**35.44**	**28.69**	**27.27**	**29.13**	**29.59**

Royalties Paid[1]

	2003				
	Q1	Q2	Q3	Q4	Total
Heavy Oil ($000)	1,638	1,584	1,665	1,635	6,522
Medium & Light Oil ($000)	1,160	1,576	1,887	4,513	9,135
Natural gas & NGL's ($000)	125	130	281	220	755
Total Oil ($000)	2,923	3,290	3,832	6,367	6,412
Heavy Oil ($/bbl)	3.75	3.39	3.01	3.09	3.28
Medium & Light Oil ($/bbl)	4.05	4.09	4.07	5.61	4.71
Natural gas & NGL's ($/boe)	7.35	5.50	9.56	6.62	6.36
Total Oil ($/bbl)	3.95	3.96	3.66	4.85	4.18

Operating Expenses[1]

	2003				
	Q1	Q2	Q3	Q4	Total
Heavy Oil ($000)	3,624	3,212	3,838	3,984	14,658
Medium & Light Oil ($000)	3,075	3,256	5,602	734	20,666
Natural gas & NGL's ($000)	106	128	221	265	721
Total Oil ($000)	6,804	6,596	9,661	12,983	36,045
Heavy Oil ($/bbl)	8.30	6.87	6.94	7.52	7.38
Medium & Light Oil ($/bbl)	10.74	8.45	12.07	10.86	10.65
Natural gas & NGL's ($/boe)	6.25	5.42	7.53	7.99	6.99
Total Oil ($/bbl)	9.19	7.53	9.23	9.50	8.94

Netback Received[1]

	2003				
	Q1	Q2	Q3	Q4	Total
Heavy Oil ($/bbl)	21.81	16.90	15.01	14.31	16.68
Medium & Light Oil ($/bbl)	24.17	18.99	14.95	16.19	16.82
Natural gas & NGL's ($/boe)	82.78	58.87	43.75	50.65	56.78
Total Oil ($/bbl)	22.29	17.41	14.38	14.97	16.61

Note:
(1) Information respecting Natural Gas and NGLs has not been reported as production volumes are not material..

DESCRIPTION OF THE TRUST

General

The Trust is an open-ended, unincorporated investment trust established under the laws of the Province of Alberta. The Trust is not managed by a third party manager. Instead, the Trust is managed by Harvest Operations, its wholly-owned subsidiary, pursuant to the Trust Indenture and the Administration Agreement.

The Trust was established for the purposes of:

(a) acquiring the NPI and similar interests from Harvest Operations and similar interests and acquiring Direct Royalties;

(b) making payments to Harvest Operations, to the extent of the Trust's available funds, for 99% of Harvest Operations' cost of (including any amount borrowed to acquire) any Canadian resource property acquired by Harvest Operations, and the cost of (including any amount borrowed to fund) certain designated capital expenditures in relation to the Properties;

(c) acquiring or investing in securities of Harvest Operations and in the securities of any other entity including, without limitation, bodies corporate, partnerships or trusts that are Permitted Investments, and borrowing funds or otherwise obtaining credit for that purpose;

(d) disposing of any part of the Trust Fund, including, without limitation, any securities of Harvest Operations;

(e) temporarily holding cash and investments for the purposes of paying the expenses and the liabilities of the Trust, making other investments as contemplated by the Trust Indenture, paying amounts payable by the Trust in connection with the redemption of any Trust Units, and making distributions to Unitholders; and

(f) paying costs, fees and expenses associated with the foregoing purposes or incidental thereto.

See "Description of the Trust – Cash Available For Distribution" and "Description of the Trust – Distributable Cash".

The NPI and Direct Royalties

Overview

The NPI consists of the right to receive a monthly payment from the Operating Subsidiaries pursuant to the terms of the NPI Agreements, equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The residual 1% share of gross proceeds from the sale of production which does not form part of the NPI is retained by the Operating Subsidiaries, together with any income of the Operating Subsidiaries derived from Properties that are not Working Interests in Canadian resource properties (including Harvest Operations' 1% share of income from the royalty interests from which the Direct Royalties are derived), is used to defray certain expenses and capital expenditures of the Operating Subsidiaries.

In calculating the NPI, the Operating Subsidiaries deduct various costs and expenses. The Trust also reimburses the Operating Subsidiaries for Crown royalties and other Crown charges payable by the Operating Subsidiaries in respect of production from or ownership of Harvest Operations' Properties. The Operating Subsidiaries are entitled to set off the right to be so reimbursed against the obligation to pay the NPI.

Pursuant to the NPI Agreements, the Trust must pay to the Operating Subsidiaries the Deferred Purchase Price Obligation. To satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the NPI on any Properties are paid to Harvest Operations. The Trust is not required to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available. See "Deferred Purchase Price Obligation" below for a more detailed description of the Deferred Purchase Price Obligation.

Pursuant to the NPI Agreements substantially all of the economic benefit derived from the assets of the Operating Subsidiaries accrues to the benefit of the Trust and ultimately to the Unitholders. The term of each of the NPI Agreements is for so long as there are petroleum and natural gas rights to which the NPI Agreement applies.

In addition to the NPI, the Trust owns a beneficial interest in the Direct Royalties and the Trust may acquire further Direct Royalties. Such Direct Royalties may consist of direct petroleum and natural gas royalty interests and may be acquired from time to time.

Deferred Purchase Price Obligation

Pursuant to the NPI Agreements, the Deferred Purchase Price Obligation consists of an ongoing obligation of the Trust to pay to the Operating Subsidiaries, to the extent of the Trust's available funds, an amount equal to:

(a) the portion of acquisition costs incurred by the Operating Subsidiary from time to time which are attributable to Canadian resource property; plus

(b) certain designated drilling, completion, equipping and other costs, in respect of the Properties; plus

(c) the portion of indebtedness incurred in respect of such acquisition costs and capital expenditures, payable at the time of satisfaction by Harvest Operations of such indebtedness.

To satisfy the Deferred Purchase Price Obligation, the Trust is required to pay over to Harvest Operations the net proceeds of any issue of the Trust Units or the proceeds from the disposition of the NPI of any Properties held by Harvest Operations. The Trust is not obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

To the extent that Harvest Operations designates an expenditure as a Deferred Purchase Price Obligation:

(a) if the designated expenditure is funded by issuing additional Trust Units, by the proceeds of dispositions of the Canadian resource property component of Properties, by the disposition of Direct Royalties or by the issuance of debt, it will not be a charge against the income from the NPI, and therefore will not reduce payments of income from the NPI to the Trust or distributions to Unitholders;

(b) the Trust will be obliged to pay to Harvest Operations 99% of the amount of the designated expenditure to the extent not funded by borrowing by Harvest Operations;

(c) the cost to the Trust of the designated expenditure will be added to the Canadian oil and natural gas property expenditures account of the Trust, thus creating additional tax deductions (see "Canadian Federal Income Tax Considerations"); and

(d) the additional revenue generated from the Properties acquired by the designated expenditure will be added to the revenues used to calculate income from the NPI, thereby potentially increasing the amount payable to the Trust under the NPI Agreements.

Reserve Fund

Under the NPI Agreements, the Operating Subsidiaries are entitled to pay such amounts of the revenues received from Production and other income received by Harvest Operations in respect of the Properties into the Reserve Fund if, as and when Harvest Operations determines, in its reasonable discretion, that it is prudent to do so in accordance with prudent business practices, to provide for payment of production costs which Harvest Operations estimates will or may become payable in the next six months for which there may not be sufficient revenues to satisfy such costs in a timely manner. Funds retained by Harvest Operations in the Reserve Fund are required to be used by Harvest Operations to fund the payment of production costs. To the extent that funds are drawn from the Reserve Fund and used to pay production costs, such amounts will be deducted from the NPI.

Reclamation Fund

Each of the Operating Subsidiaries are liable for their share of ongoing environmental obligations and for the ultimate reclamation of the Properties upon abandonment. Pursuant to the NPI Agreements, the Operating Subsidiaries have established a funding strategy for the purpose of funding currently estimated future environmental

and reclamation obligations. To the extent that funds from the reclamation funds are used for site restoration and well and facility abandonment expenditures such amounts are deducted in calculating income from the NPI.

Ongoing environmental obligations are expected to be funded out of debt and cash flow. Those obligations will reduce the amount of income from the NPI payable to the Trust. Harvest Operations currently estimates that the future environmental and reclamation obligations in respect of the Properties will aggregate approximately $35 million, net of estimated salvage value, over the life of the Properties.

In addition to the identified producing wells and wells capable of production, the Properties include interests in approximately 215 gross (212 net) active injection, disposal or service wells and 294 gross (254 net) suspended or shut-in wells, all of which have been included in the total estimate of Harvest Operations' future environmental and reclamation obligations.

Cash Available For Distribution

Cash Available For Distribution consists of any amounts received by the Trust pursuant to the NPI and the Direct Royalties, any interest or other income from Permitted Investments, ARTC received by the Trust net of non-deductible Crown royalties that are reimbursed by the Trust to the Operating Subsidiaries, dividends on the shares of the Operating Subsidiaries or any other dividends on securities of the Operating Subsidiaries less all expenses and liabilities of the Trust, including debt service costs, which are due or accrued and which are chargeable to income.

Pursuant to the Trust Indenture and the Administration Agreement, Harvest Operations calculates income from the NPI for each calendar month and arranges for payment of certain direct expenses of the Trust from the NPI.

The actual amount of Cash Available For Distribution depends on, among other things, the quantity and quality of crude oil, natural gas and natural gas liquids produced, prices received for such production, direct expenses of the Trust, taxes, operating costs, transportation and processing costs, capital expenditures, debt service costs, Crown and other royalties, other Crown charges, net contributions to the reclamation funds, net contributions by the Operating Subsidiaries to the Reserve Fund, and general and administrative costs of the Trust and the Operating Subsidiaries. See "Risk Factors".

The Operating Subsidiaries also have the discretion to incur debt or retain cash in order to modify seasonal and other variations in Cash Available For Distribution. Unitholders may also receive distributions of the net proceeds received from sales of Properties to the extent Harvest Operations determines not to use those proceeds to acquire additional Properties.

Delay in Cash Available For Distribution

In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the Properties, and by the operator to the Operating Subsidiaries or the Trust, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Properties, or the establishment by the operator of reserves for such expenses.

Capital Fund

The Trust retains up to 50% of the Cash Available For Distribution in its Capital Fund to finance future acquisitions and development of Properties with the intent that it will be able to continue to provide or maintain the Cash Available For Distribution over a longer period of time than would otherwise be the case. As at December 31, 2003, the Capital Fund had a deficit of approximately $14.2 million (on March 31, 2004, the Capital Fund has a positive balance of approximately $10.9 million).

Distributable Cash

Distributable Cash consists of the balance of the Cash Available For Distribution after the retention of funds by the Trust for the Capital Fund, which is distributed to Unitholders.

Unitholders of record on a Trust Record Date are entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Trust Record Date, and if such date of payment is not a business day on the next business day after the 15th day following the Trust Record Date.

Income Tax Treatment

Any amounts paid by the Trust in respect of acquisition costs and the Deferred Purchase Price Obligation is COGPE of the Trust in the year incurred. The Trust's share of any proceeds of disposition of Canadian resource properties which are receivable as a result of the release of the NPI will reduce the Trust's cumulative COGPE. In determining the portion of Distributable Cash that is taxable to a Unitholder, the Trust is entitled to an annual deduction in respect of its cumulative COGPE account, resource allowance and capitalized issue expenses in accordance with the provisions of the Tax Act. The portion of Distributable Cash to Unitholders that is not taxable in the Trust is treated as a return of capital and reduces the adjusted cost base of Trust Units held as capital property by a Unitholder. In this respect, the taxation of capital distributions is deferred until an actual or deemed disposition of Trust Units occurs or a holder's Trust Units have an adjusted cost base which is less than zero. See "Canadian Federal Income Tax Considerations".

Harvest Board of Directors

Harvest Operations has a board of directors consisting of 5 individuals. Pursuant to the Trust Indenture, Unitholders are entitled to elect the Harvest Board of Directors annually. Prior to all annual meetings, Harvest Operations will deliver an information circular and form of proxy to Unitholders with respect to the election of the directors of Harvest Operations at any such meeting. See "Information Respecting Harvest Operations – Directors and Officers of Harvest Operations".

Delegation of Authority, Administration and Trust Governance

Harvest Operations (and, accordingly, the Harvest Board of Directors) has generally been delegated the significant management decisions of the Trust. In particular, the Trustee has delegated to Harvest Operations responsibility for any and all matters relating to the following: (i) an offering of securities; (ii) ensuring compliance with all applicable laws, including in relation to an offering; (iii) all matters relating to the content of any offering documents, the accuracy of the disclosure contained therein, and the certification thereof; (iv) all matters concerning the terms of, and amendment from time to time of the material contracts of the Trust; (v) all matters concerning any underwriting or agency agreement providing for the sale of Trust Units or rights to Trust Units; (vi) all matters relating to the redemption of Trust Units; (vii) all matters relating to the voting rights on any investments in the Trust Fund or any Subsequent Investments; (viii) all matters relating to the specific powers and authorities as set forth in the Trust Indenture.

Under the NPI Agreements, the Operating Subsidiaries have the exclusive control and authority over development of, and recovery of petroleum, natural gas and natural gas liquids from, the Properties and lands pooled or unitized therewith, including, without limitation, making all decisions respecting whether, when and how to drill, complete, equip, produce, suspend, abandon and shut-in wells and whether to elect to convert royalties to working interests. The Harvest Board has determined that all significant operational decisions and all decisions relating to: (i) the acquisition and disposition of properties for a purchase price or proceeds in excess of $5 million; (ii) the approval of capital expenditure budgets; (iii) the approval of risk management policies and activities proposed to be undertaken, and (iv) the establishment of credit facilities, shall be made by the Harvest Board of Directors.

In exercising its powers and discharging its duties, Harvest Operations must act honestly and in good faith and exercise the degree of care, diligence and skill that a reasonably prudent oil and natural gas industry advisor and administrator would exercise in comparable circumstances. Harvest Operations objective in exercising its powers

and discharging its duties is to maximize the income distributable to the Unitholders to the extent consistent with long-term growth in the value of the Trust. In pursuing such an objective, Harvest Operations employs and will continue to employ prudent oil and natural gas business practices. All of Harvest Operations' business is and will continue to be conducted in accordance with applicable laws with a view to the best interests of the Unitholders and the Trust.

The Harvest Board reviews on an ongoing basis both the nature and extent of the services required of Harvest Operations by the Trust and the costs of providing such services.

General and administrative costs are deducted from production revenues in computing income from the NPI to the extent not paid from the residual income of Harvest Operations or deducted by the Trust in computing Cash Available For Distribution. General and administrative costs are generally charged to the Trust by Harvest Operations based on direct costs incurred in fulfilling the obligations of Harvest Operations to the Trust pursuant to the Trust Indenture and the Administration Agreement. Harvest Operations is entitled to reimbursement for all of its direct and indirect expenses, costs and expenditures in connection with the creation, start-up, set-up and organization of the Trust and the transition from the Provost Properties Vendors and the Carlyle Properties Vendor to Harvest Operations of ownership, management and operatorship of the Provost Properties and the Carlyle Properties. To the extent that such costs have been incurred to date, they have been paid by Harvest Operations through drawdowns under a prior credit facility and an interim loan which had been provided to the Trust by Caribou.

Borrowing by the Trust

On July 28, 2003, the Trust entered into the Equity Bridge Notes with the Bridge Lenders which provide for advances of up to $40 million to the Trust to assist with the payment of the Deferred Purchase Price Obligation in connection with the acquisition of the Carlyle Properties. On September 29, 2003, the Equity Bridge Notes were amended to permit advances to be used to pay out the Prior Bank Facility and the Trust entered into the Bridge Notes. The Bridge Notes provide for advances of up to $30 million to the Trust to assist with the payment of the Deferred Purchase Price Obligations as a result of the acquisition of the Carlyle Properties and to pay out the Prior Bank Facility. No commitment or arrangement fee has or will be earned by the Bridge Lenders through the provision of the Bridge Agreements.

The terms of the Bridge Agreements call for quarterly interest payments to be made to the Bridge Lenders in arrears due on the first business day following a calendar quarter. The payments are calculated daily at a fixed rate of 10% per annum using a 365 or 366 (as the case may be) year. Under the Equity Bridge Notes, the Trust has the option to settle the quarterly interest payments with cash or, subject to receipt or applicable regulatory approval, the issue of Trust Units. If the Trust elects to issue Trust Units the Trust is required to give the Bridge Lenders at least 5 business days notice. The number of Trust Units to be issued to the Bridge Lenders to settle a quarterly payment shall be equivalent to the quarterly payment amount divided by 90% of the ten-day weighted average trading price of the Trust Units on TSX over the last 10 trading days of the calendar quarter.

The Trust also has the option to repay the principal amounts outstanding at any time. The Trust is required to give the Bridge Lenders ten business days written notice prior to the Trust's repayment of principal. If the Trust chooses to partially repay the outstanding principal amount, such payment is to be made in cash. Under the Equity Bridge Notes, if the Trust elects to repay the full principal amount plus the accrued quarterly payment at maturity, the Trust then has the option to settle its obligation with cash or, subject to receipt of applicable regulatory approvals, the issue of Trust Units. If the Trust elects to issue Trust Units, the Trust is required to give the Bridge Lenders at least five business days notice. The number of Trust Units to be issued to the Bridge Lenders to settle the principal amount and accrued quarterly payment amount shall be equivalent to the sum of the principal and accrued quarterly payment amounts divided by 90% of the ten-day weighted average trading price of the Trust Units on TSX over the last ten trading days immediately prior to the date that the obligation will be settled. Notwithstanding the above, the outstanding principal portion and all accrued and unpaid interest on the Bridge Agreements is due and payable in full on January 1, 2005. The amount due on January 1, 2005 may be settled by the payment of cash and in the case of the Equity Bridge Notes, subject to receipt of applicable regulatory approvals, the issue of Trust Units, with notice provided and the calculation of the number of Trust Units to be issued as indicated above. Security has been provided to the Bridge Lenders in the form of a fixed and floating debenture on the Trust's NPI. The Bridge Lenders

may demand payment of the full amount if specified events of default under the Bridge Agreements occur. The Trust does not have the option to issue Trust Units to satisfy its repayment obligations under such a demand.

Upon completion of the Carlyle Properties Transaction on October 16, 2003, Harvest Operations repaid $8.5 million of the Equity Bridge Notes (resulting in $25 million being outstanding thereunder) and $25 million of the Bridge Notes resulting in no amount being outstanding thereunder through drawings under the Current Bank Facility.

In 2004, the Trust repaid in full the $25 million outstanding under the Equity Bridge Notes with proceeds from the issuance of the Convertible Debentures.

INFORMATION RESPECTING HARVEST OPERATIONS

Harvest Operations was incorporated under the *Business Corporations Act* (Alberta) on May 14, 2002 as 989131 Alberta Ltd. On May 17, 2002, Harvest Operations amended its Articles of Incorporation to change its name to Coyote Energy Inc. and on September 17, 2002, Harvest Operations changed its name to "Harvest Operations Corp.". On January 1, 2004, Harvest Operations amalgamated with WEI and the amalgamated corporation continued under the name "Harvest Operations Corp.". The head and principal office of Harvest Operations is located at Suite 1900, 330 - 5th Avenue S.W., Calgary, Alberta, T2P 0L4 and its registered office is located at Suite 1400, 350 – 7th Avenue S.W., Calgary, Alberta T2P 3N9. All of the issued and outstanding shares of Harvest Operations are held in the name of the Trustee for the benefit of, and on behalf of, the Trust.

Business

Harvest Operations manages and administers the Trust and HST on behalf of the Trust and is responsible for the oil and natural gas technical, investment, engineering, geological, land management, financial and administrative services and commodity marketing services relating to the Properties and the Trust. Each of the directors and senior management of Harvest Operations have been involved in the oil and natural gas industry for, on average, in excess of 18 years. At April 30, 2004, Harvest Operations has a staff made up of 48 head office employees and consultants and 62 field employees and consultants/contractors dedicated to the Properties, with key personnel having extensive experience in all technical, operating and financial aspects of the oil and natural gas industry including:

- organizing, operating, managing, developing and optimizing petroleum and natural gas properties;
- evaluating, acquiring and disposing of petroleum and natural gas properties; and
- marketing petroleum, natural gas and natural gas liquids.

Management Policies and Strategies

As a result of management's past experience, the members of the management team have established proven track records in acquiring, developing and operating oil and natural gas reserves. Management of Harvest Operations believes that the success derived from these experiences can be attributed to several management principles, including:

(a) a focused and rigorous evaluation and acquisition strategy having an objective of acquiring operated oil and natural gas reserves at low costs;

(b) employing operating and management strategies and controls to increase production rates and enhance production netbacks, primarily through production cost reduction;

(c) identifying and exploiting upside opportunities in acquired Properties to increase production and reserve recovery;

(d) acquiring other assets within existing operating areas to achieve operating and development efficiencies; and

(e) managing risk effectively through prudent insurance and commodity hedging programs and hands-on property management.

Activities undertaken by the management of Harvest Operations on behalf of the Trust are intended to be directed towards:

- optimizing consistent levels of Cash Available For Distribution and ultimately, the Distributable Cash paid to Unitholders;
- capturing the maximum cash flow, production and reserve recovery from the Properties; and
- striving for long-term growth in the value of the Properties and consequently the value of the NPI and the Direct Royalties held by the Trust by improving recovery levels from Provost Properties and acquiring additional Properties.

Borrowing by Harvest Operations

The Operating Subsidiaries and the Trust are permitted to incur indebtedness to purchase Property Interests, effect capital expenditures or other obligations or expenditures in respect of the Properties or for working capital purposes. Indebtedness of the Operating Subsidiaries to fund the purchase of Canadian resource properties may be repaid with funds received from the Trust pursuant to the Deferred Purchase Price Obligation. The Harvest Board has established the following guidelines with respect to the indebtedness of the Operating Subsidiaries: (i) amounts borrowed to finance the purchase of Properties should not exceed 50% of the Reserve Value of all Properties including those to be acquired at the time of borrowing as shown on the latest available independent engineering report, unless specifically approved by the Harvest Board of Directors; and (ii) the estimated annual debt service costs for the 12 months following the borrowing on amounts borrowed to finance capital expenditures or other financial obligations or expenditures required to maintain or improve production from the Properties should not exceed 50% of the estimated income from the NPI and income from Direct Royalties for such 12 month period, unless specifically approved by the Harvest Board of Directors. The Operating Subsidiaries are entitled to grant security in priority to the NPI and the Trust is permitted to grant security on the NPI and Direct Royalties to secure the loan of funds directly to the Trust or secure guarantees granted by the Trust of indebtedness of the Operating Subsidiaries. The borrowings of the Trust require approval by the Harvest Board of Directors.

Debt service costs of the Operating Subsidiaries are deducted in computing NPI income and debt service costs of the Trust are deducted in computing Cash Available For Distribution. Debt repayment by the Operating Subsidiaries is scheduled to minimize, to the extent possible, any income tax payable by the Operating Subsidiaries.

On October 3, 2003, Harvest Operations entered into an interim credit facility to provide a $15 million revolving operating demand loan which was used to pay out WEI's credit facility with a Canadian chartered bank and for general working capital purposes. On October 3, 2003, Harvest Operations paid out $2.9 million in respect of the borrowings and accrued interest on WEI's credit facility. Upon closing of the Carlyle Properties Transaction on October 16, 2003, the interim credit facility was paid out and replaced with the Current Bank Facility described below.

On October 16, 2003, Harvest Operations Corp. entered into the $89 million Current Bank Facility with the Current Lender. The facility bears interest at rates ranging from 0.25% to 1.5% above prime rate, and is dependent upon the Trust's debt to cash flow ratio. The borrowing base is reduced monthly by $4.5 million commencing January 31, 2004. A portion of this facility was used to pay out the $15 million Interim Bank Facility, $31.35 million was used to finance in part the acquisition of the Carlyle Properties, $8.5 million was used to repay a portion of the Equity Bridge Notes and $25 million was used to repay the Bridge Notes.

Borrowing	Base Rate	Debt to Annualized Cash Flow Ratio <1.0x	1.0x – 1.5x	1.5x – 2.0x	2.0x – 3.0x	>3.0x
Canadian $	Cdn. Bank Prime	+0.25%	+0.375%	+0.50%	+0.75%	+1.50%
Banker's Acceptances	Market rates	+1.25%	+1.50%	+1.75%	+2.00%	N/A
U.S. $	U.S. Bank Prime	+0.25%	+0.375%	+0.50%	+0.75%	+1.50%
LIBOR	Market rates	+1.25%	+1.50%	+1.75%	+2.00%	N/A

Harvest Operations is subject to a standby fee equal to 0.125% per annum on the undrawn amount of the Current Bank Facility.

Security for the Current Bank Facility consists of: a general assignment of book debts; a $150,000,000 debenture with a floating charge over all of the assets of Harvest Operations; representation as to title of oil and natural gas leases and reserves; subordination agreements on NPI payments, Bridge Agreements payments, and distribution payment restrictions to Unitholders upon demand for repayment or an event of default, or under certain circumstances, upon a borrowing base shortfall or default. Covenants for the Current Bank Facility include: maintenance of a working capital ratio (current assets plus unused portion of the Current Bank Facility divided by current liabilities excluding bank debt) of at least 1:1; maintenance of minimum hedging of 50% and 25% of oil volumes for the first four forward and next four calendar quarters, respectively; and industry standard requirements in respect of reporting, operations, compliance with laws, payment of taxes, environmental, lender access to books and records, maintenance of records, change in control, merger, amalgamation, payment of dividends or distribution of capital, incur additional secured indebtedness or guarantee of obligations of others, dispose of assets with annual proceeds greater than $100,000 and hedge more than 75% of working interest production volumes.

Events of default under the Current Bank Facility include: failure to pay interest or principal when due; failure to meet security or covenants; material misrepresentation; material adverse change in the financial condition of operations of Harvest Operations; uncontested proceedings initiated to enforce encumbrances on Harvest Operations' assets that have an aggregate value of $500,000; liquidation, winding-up or dissolution of Harvest Operations; ceasing to carry on business; and appointment of receiver or trustee appointed by judicial body or pursuant to another agreement.

As of April 30, 2004, approximately $39.7 million is outstanding under the Current Bank Facility.

Commodity Hedging

The following is a summary of the oil sales contracts with price swap or collar features as at December 31, 2003 that have fixed future sales prices:

Commodity collar contracts based on West Texas Intermediate

Daily Quantity	Term	Price per Barrel	Mark to Market Gain (Loss) Cdn $
2,500 Bbls/d	January through December 2004	U.S. $22.00 – 28.10	($2,456,677)
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95 ($18.00)[1]	(1,095,885)
1,000 Bbls/d	January through December 2004	U.S. $25.00 – 28.25 ($18.00) [1]	($954,367)
500 Bbls/d	January through December 2004	U.S. $27.50 – 31.00 ($20.25) [1]	$154,929
500 Bbls/d	January through December 2004	U.S. $27.65 – 33.00 ($21.00) [1]	($47,173)

Commodity swap contracts based on West Texas Intermediate

Daily Quantity	Term	Price per Barrel	Mark to Market Gain (Loss) Cdn $
1,510 Bbls/d	January through March 2004	U.S. $23.23	($1,553,580)
1,300 Bbls/d	January through March 2004	U.S. $24.23	($1,171,187)
500 Bbls/d	January through December 2004	U.S. $24.12 ($15.50)[1]	($1,441,863)
500 Bbls/d	January through December 2004	U.S. $24.25	($1,399,408)
500 Bbls/d	January through December 2004	U.S. $29.32	($203,583)
1,430 Bbls/d	April through June 2004	U.S. $22.93	($1,297,309)
1,200 Bbls/d	April through June 2004	U.S. $25.50	($2,911,765)
1,380 Bbls/d	July through September 2004	U.S. $22.70	($1,098,458)
500 Bbls/d	July through September 2004	U.S. $24.56	($287,414)
1,325 Bbls/d	October through December 2004	U.S. $22.54	($957,680)
500 Bbls/d	October through December 2004	U.S. $24.03	($272,808)
500 Bbls/d	January through December 2004	U.S. $30.50	$74,736
500 Bbls/d	January through December 2005	U.S. $24.00	($811,076)
1,100 Bbls/d	January through March 2005	U.S. $22.38	($714,041)
1,030 Bbls/d	April through June 2005	U.S. $22.18	($652,039)

Commodity swap contracts based on the Lloydminster Blend Crude differential

2,000 Bbls/d	January through December 2004	U.S. ($7.75)[1]	$1,368,005
1,000 Bbls/d	January through December 2004	U.S. ($8.20)[1]	$471,726
500 Bbls/d	January through December 2004	U.S. ($7.90)[1]	$306,622

Note:

(1) Harvest Operations has sold a put option at the price denoted in parenthesis, for the same volumes as the associated commodity contract. The counterparty may exercise this option if the respective index falls below the specified price on a monthly basis.

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at December 31, 2003:

Commodity swap contracts based on electricity prices

Quantity	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2004	Cdn $46.00	$384,300
5MW	January through December 2004	Cdn $46.00	$384,300
5MW	January through December 2004	Cdn $45.50	$406,260
5MW	January through December 2005	Cdn $43.00	$153,300
9.75MW	January 2004 through March 2006	Cdn $44.50	$1,372,920

Commodity swap based on electricity heat rate

Swaps	Term	Price per Megawatt	Mark to Market Gain (Loss)
5MW	January through December 2005	8.40 GJ/MWh	$46,253

Foreign Currency Contracts

Monthly Contract Amount	Term	Contract Rate	Mark to Market Gain (Loss) Cdn $
U.S. $3 million	January through December 2004	1.3333 Cdn / U.S.	$1,735,435

At December 31, 2003, the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $12,467,527. Harvest Operations has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at December 31, 2003, this amount totalled $11,899,127 and is recorded in the prepaid expense and deposits balance.

Directors and Officers of Harvest Operations

The names, municipalities of residence, present positions with Harvest Operations and principal occupations during the past five years of the directors and officers of Harvest Operations are set out in the table below and in the text which follows thereafter.

Name and Municipality of Residence	Position with Harvest Operations	No. of Trust Units Held (1)	Principal Occupation
John A. Brussa (2)(4) Calgary, Alberta	Director	241,600	Barrister and Solicitor; Partner of Burnet, Duckworth & Palmer LLP (a law firm).
M. Bruce Chernoff (3)(4) Calgary, Alberta	Director, Chairman	5,222,723 (7)	Professional Engineer; Chairman of Harvest Operations; President and Director of Caribou (a private investment management company) since June 1999; from April 2000 to October 2001, Executive Vice President and Chief Financial Officer of Petrobank Energy and Resources Ltd. ("Petrobank") (a public oil and natural gas company); from February to June 1999, Executive Vice President and Chief Financial Officer of Pacalta Resources Ltd. ("Pacalta") (a public oil and natural gas company); prior thereto, Executive Vice President of Pacalta.
Hank B. Swartout (3) Calgary, Alberta	Director	628,774	Chairman, President and Chief Executive Officer of Precision Drilling Corporation since July, 1987.

Name and Municipality of Residence	Position with Harvest Operations	No. of Trust Units Held [(1)]	Principal Occupation
Verne G. Johnson [(2)(3)] Calgary, Alberta	Director	20,000	President of KristErin Resources Inc., a private family company since January 2000; Senior Vice President, Funds Management of Enerplus Resources Group from 2000 to 2002; prior thereto, President and Chief Executive Officer of AltaQuest Energy Corporation from 1999 to 2000; prior thereto, President of Ziff Energy Group (an energy consulting company) from 1997 to 1999; prior thereto, President and Chief Executive Officer of ELAN Energy Inc. (a public oil and natural gas company) from 1989 to 1997.
Hector J. McFadyen [(2)(4)] Calgary, Alberta	Director	20,000	Independent businessman and Director of Hunting PLC (a UK based public international oil services company); director of Computershare Trust Company of Canada (a private Canadian company that manages various trust related activities for public and private companies throughout North America); director of Aluma Systems (a private Canadian company providing industrial and concrete construction services); formerly, President, Midstream Division, Alberta Energy Company Ltd. (a public oil and natural gas company).
Jacob Roorda Calgary, Alberta	President	158,348 [(8)]	Professional Engineer, President of Harvest Operations; from June 1999 to July 2002, Managing Director, Research Capital (a mid-sized investment banking dealer); from January 1996 to March 1999, Vice President, Corporate, Director and co-founder of PrimeWest Energy Trust ("PrimeWest") (a public energy trust); from May 1991 to January 1996, Manager, Business Development, Fletcher Challenge (a private oil and natural gas company).
J.A. Ralston Calgary, Alberta	Vice President, Operations	107,262	Vice President, Operations of Harvest Operations; from 1996 to 2002, Manager, Production of Penn West Petroleum ("PennWest") (a public oil and natural gas company).
David M. Fisher Calgary, Alberta	Vice President, Finance	76,424 [(9)]	Vice President, Finance of Harvest Operations since October 2002; from September 1998 to October 2002, Director, Vice President, Finance and Chief Financial Officer of Integra Resources Ltd. ("Integra") (a private oil and natural gas corporation); from April 1995 to July 1998, Vice President, Finance and Chief Financial Officer of Canrise Resources Ltd. (a public oil and natural gas corporation); from June 1994 to April 1995 independent consultant; from April 1985 to May 1994, Manager, Corporate Reporting of Canadian Hunter Exploration Ltd.
David J. Rain Calgary, Alberta	Corporate Secretary	80,700 [(10)]	Chartered Accountant; Corporate Secretary of Harvest Operations; Vice President, Finance and Chief Financial Officer of Petrobank since October 2001; Vice President and Director of Caribou since April 2001; from April 2000 to September 2001, Director, Corporate Finance of Petrobank; from May 1997 to June 1999, Corporate Controller and Treasurer of Pacalta.

Notes:

(1) Represents all Trust Units held directly or indirectly or over which such person exercises control or direction as at September 30, 2003. Based upon information provided by the director or officer to the Trust.
(2) Member of the Audit and Corporate Governance Committee.
(3) Member of the Reserves, Safety and Environment Committee.
(4) Member of the Compensation Committee.
(5) Harvest Operations does not have an executive committee.
(6) The terms of office of all of the directors will expire at the next annual shareholders' meeting of Harvest Operations.
(7) Includes Trust Units held by Caribou, a company controlled by Mr. Chernoff, and Trust Units held in RESP accounts for the benefit of Mr. Chernoff's children.
(8) Includes 43,919 Trust Units held in Mr. Roorda's spouse's account which is controlled by Mr. Roorda.
(9) Excludes 7,250 Trust Units held in the name of Mr. Fisher's children but otherwise controlled by Mr. Fisher.
(10) Includes 30,700 Trust Units held by Mr. Rain's spouse.

As at April 30, 2004, the directors and officers of Harvest Operations and their associates and affiliates, as a group, hold, directly or indirectly, or exercise control or direction over, approximately 6,555,831 Trust Units or 37.9% of the outstanding Trust Units.

The following is a brief description of the background of each of the senior officers and directors of Harvest Operations. The past performance of each of the individuals indicated below is not necessarily indicative of future performance.

Jacob Roorda, President

Mr. Roorda is a Professional Engineer and holds a Bachelor of Applied Science (Eng.) degree from Queen's University and an MBA from the University of Calgary.

Following university, Mr. Roorda held a number of senior engineering positions with Dome Petroleum Ltd. From 1987 to 1991, Mr. Roorda was a Vice President in the equity research group and was a ranked oil and natural gas analyst at BZW Canada Ltd., in Toronto.

From 1991 to 1996, Mr. Roorda was Manager, Business Development at Fletcher Challenge. In January 1996, Mr. Roorda co-founded PrimeWest (a public energy trust) and served as Vice President, Corporate and Director of PrimeWest. Mr. Roorda was responsible for overseeing the acquisition strategies of PrimeWest. While at Fletcher and PrimeWest, Mr. Roorda was responsible for closing in excess of $650 million of oil and natural gas property acquisitions.

From June 1999 to July 2002, Mr. Roorda was a Managing Director of Research Capital, an investment-banking firm. At Research Capital, Mr. Roorda was responsible for the overall direction and operations of the Calgary investment banking office of the firm.

J.A. Ralston, Vice President, Operations

Mr. Ralston completed the Management Development Program at the University of Calgary in 1994.

Mr. Ralston was employed with Petro-Canada from 1980 through June 1994 in a broad range of field operating positions of increasing responsibility. During his tenure at Petro-Canada, Mr. Ralston was responsible for construction of field facilities and pipelines, natural gas plant and field operations, procurement, reservoir management, drilling and workovers.

Mr. Ralston commenced employment with Penn West in July 1994 where he worked until June 2002. Since 1997, Mr. Ralston served as Production Manager, responsible for overseeing all of Penn West's 100,000 BOE/d production operations, 270 field staff and an annual budget of $200 million. Mr. Ralston was responsible for all areas of operations including engineering, exploitation, production optimization, capital management, planning, construction and budgeting.

David M. Fisher, Vice President, Finance

Mr. Fisher is a Chartered Accountant and graduated in 1980 with a Bachelor of Commerce degree from the University of Alberta. Mr. Fisher has in excess of 20 years experience in financial reporting, management and administration of entities active in the oil and natural gas industry.

From September 1998 to October 2002, Mr. Fisher was a founder, Director and Vice President, Finance and Chief Financial Officer of Integra, a private upstream oil and natural gas corporation with assets located in the province of Alberta. Mr. Fisher was responsible for all financial aspects of Integra including reporting systems, financial reporting, securing equity and bank financing, managing financial assets, taxation, and working with legal counsel and transfer agents in the management of shareholder and regulatory items.

From April 1995 to July 1998, Mr. Fisher was the Vice President, Finance and Chief Financial Officer of Canrise. Canrise was a public upstream oil and natural gas corporation with assets located in west-central Alberta.

During the period June 1980 to April 1995 Mr. Fisher's was an external auditor for KPMG Chartered Accountants (formerly Peat Marwick Mitchell & Co.), incentives auditor for Energy Mines and Resources Canada, Manager of Corporate Reporting for Canadian Hunter Exploration Ltd. and an independent consultant providing financial administration for domestic and international entities.

John A. Brussa, Director

Mr. Brussa is a barrister and solicitor and has been a partner at Burnet, Duckworth & Palmer LLP in Calgary since 1987. Mr. Brussa is recognized as a leading tax practitioner in Canada and sits on the board of directors of several Canadian public companies.

M. Bruce Chernoff, Director and Chairman

Mr. Chernoff is a Professional Engineer with a Bachelor of Applied Science degree in Chemical Engineering from Queen's University. Mr. Chernoff commenced employment with Pacalta in 1988. Pacalta was a public junior oil and natural gas company with operations in Canada. Mr. Chernoff held various senior positions with Pacalta including Executive Vice-President and Chief Financial Officer. Mr. Chernoff was a director of Pacalta from 1992 until Pacalta was purchased by Alberta Energy Company in May 1999 for $1 billion.

Mr. Chernoff initiated the formation of Caribou, of which he is the President and a Director, in June 1999, to make various investments. Mr. Chernoff became a Director, and the Executive Vice President and Chief Financial Officer of Petrobank in March 2000. Mr. Chernoff resigned as Chief Financial Officer of Petrobank in October 2001 to focus on his other business interests, but remains a director of the company. Mr. Chernoff initiated the formation of Harvest Operations in June 2002 to pursue oil and natural gas development and acquisition opportunities.

Hank B. Swartout, Director

Mr. Swartout is the Chairman of the Board, President and Chief Executive Officer of Precision Drilling Corporation, the largest Canadian integrated oilfield and industrial services contractor and a global provider of products and services to the energy industry.

Verne G. Johnson, Director

Mr. Johnson received a Bachelor of Science degree in Mechanical Engineering from the University of Manitoba in 1966. He immediately commenced employment with Imperial Oil Limited, which continued until 1981 (including two years with Exxon Corporation in New York from 1977 to 1979). In 1981, Mr. Johnson joined Liberty Petroleum Ltd. as President and Chief Executive Officer. In 1982, he joined Roxy Petroleum Ltd. as Vice President, Production, remaining until 1987 when he joined Paragon Petroleum Ltd. as President. In 1989, Mr. Johnson joined ELAN Energy Inc. (then Lasmo Canada Inc.) as President and a Director. Following the sale of ELAN in 1997, he became President of Ziff Energy Group until 1999, then President of AltaQuest Energy Corporation and he then

joined the Enerplus Resources Group in 2000, becoming Senior Vice President of Funds Management. In February 2002, he departed from the Enerplus Resources Group and remains as President of his private family company, KristErin Resources Inc.

Hector J. McFadyen, Director

Mr. McFadyen holds a Master of Arts (Econ.) degree from the University of Calgary and a Bachelor of Arts (Econ.) degree from Sir George Williams University.

Mr. McFadyen was employed at the Alberta Energy and Utilities Board (formerly the Oil and natural gas Conservation Board) between 1969 and 1976, primarily within its Economics Department.

Mr. McFadyen began work for Alberta Energy Company Ltd. ("AEC"), now EnCana Corporation ("EnCana"), in 1976. EnCana is one of the largest independent oil and natural gas producers in North America. Mr. McFadyen developed a number of significant business units within AEC, developing experience in a broad range of businesses and disciplines. Such experience included project development and investments across North America, Latin America, Asia and Europe. At AEC, Mr. McFadyen served as a member of the senior executive team involved in recommending and implementing the strategic plan for the company. As President of the Forest Products Division, he assumed responsibility for development and implementation of the business strategy for an Alberta based forest products business. Mr. McFadyen also served as the President of the Midstream Division of AEC since 1995, having responsibility for the company's pipelines and natural gas storage businesses. Mr. McFadyen retired from EnCana in 2002.

Mr. McFadyen is a member of the board of directors of Hunting PLC ("Hunting"), a UK-based public corporation engaged in oil services, and oil and natural gas marketing and distribution activities internationally. Hunting carries on its oil and natural gas marketing and distribution activities in North America through its wholly-owned subsidiary, Gibson Energy Ltd. Mr. McFadyen is also a member of the Board of Directors of Computershare Trust Company of Canada, a private Canadian company that manages various trust related activities for public and private companies throughout North America. Mr. McFadyen is also a director of Aluma Systems, a private Canadian company providing industrial and concrete construction services.

David J. Rain, Corporate Secretary

Mr. Rain is a Chartered Accountant and holds a Bachelor of Commerce degree from the University of Saskatchewan (1986).

Mr. Rain articled at KPMG LLP Chartered Accountants and was a Manager in their audit group until he departed in 1992. Mr. Rain served in senior financial positions at Nowsco Well Service Ltd., an oilfield service company with worldwide operations, from 1992 through August 1996. Mr. Rain was the Chief Financial Officer of Trican Well Service Ltd, an oilfield service company with operations in Alberta and Saskatchewan, from October 1996 through April 1997. Mr. Rain joined Pacalta in May 1997 as Corporate Controller. Pacalta was an oil and natural gas exploration and production company with operations primarily in Ecuador. When AEC acquired Pacalta in 1999, Mr. Rain joined Mr. Chernoff at Caribou, and became Director, Corporate Finance at Petrobank in March 2000. Mr. Rain assumed the position of Vice President, Finance and Chief Financial Officer of Petrobank in October 2001 and resigned in March 2004. Currently, Mr. Rain is the Chief Financial Officer of Caribou.

Corporate Cease Trade Orders or Bankruptcies

No director, officer or promoter of Harvest Operations or shareholder holding sufficient securities of Harvest Operations to affect materially the control of Harvest Operations has, within the last 10 years, been a director, officer or promoter of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the reporting issuer access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings,

arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

No director, officer or promoter of Harvest Operations or shareholder holding sufficient securities of Harvest Operations to affect materially the control of Harvest Operations, has been subject to any penalties or sanctions imposed by a court or securities regulatory authority relating to trading in securities, promotion or management of a publicly traded issuer or theft or fraud.

Personal Bankruptcies

No director, officer or promoter of Harvest Operations, or a shareholder holding sufficient securities of Harvest Operations to affect materially the control of Harvest Operations, or a personal holding company of any such persons, has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceeding, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the individual.

Executive Compensation

Summary Compensation Table

Harvest Operations currently has four executive officers, three of whom received annual salaries of $120,000, $100,000 and $100,000, respectively, for the calendar years ending December 31, 2002 and December 31, 2003. All officers have received and also are eligible to receive rights to purchase Trust Units in the future in accordance with the Trust's Unit Incentive Plan.

The following table sets forth information concerning the compensation paid to the President of Harvest Operations and the other two officers of Harvest Operations who received compensation in excess of $100,000 during the year ended December 31, 2003 (collectively, the "Named Executive Officers").

		Annual Compensation				
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Rights Granted (#)	All Other Compensation ($)
Jacob Roorda (1) President	2003 2002	120,000 50,000	112,560 Nil	16,956 6,699	Nil 175,000	Nil Nil
J.A. Ralston (3) Vice President, Operations	2003 2002	100,000 45,834	112,560 Nil	14,744 4,583	Nil 175,000	Nil Nil
David M. Fisher (4) Vice President, Finance	2003 2002	100,000 20,833	70,350 Nil	14,744 2,083	Nil 125,000	Nil Nil

Notes:

(1) Mr. Roorda was appointed the President of Harvest Operations on August 1, 2002.

(2) Harvest Operations did not commence active business until July, 2002. Prior to Mr. Roorda's appointment, Mr. Chernoff was the President of Harvest Operations. Mr. Chernoff did not receive any compensation, including rights under the Trust's Unit Incentive Plan, for acting as President of Harvest Operations.

(3) Mr. Ralston was appointed Vice President, Operations of Harvest Operations on August 1, 2002.

(4) Mr. Fisher was appointed Vice President, Finance of Harvest Operations on October 7, 2002.

Incentive Rights Granted

The following table sets forth the details with respect to all Incentive Rights granted to the Named Executive Officers during the fiscal year ended December 31, 2003.

Name	Securities Under Rights	% of Total Rights Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Rights on the Date of Grant ($/Security)	Expiration Date
Jacob Roorda	Nil	N/A	N/A	N/A	N/A
J.A. Ralston	Nil	N/A	N/A	N/A	N/A
David M. Fisher	Nil	N/A	N/A	N/A	N/A

The following table sets forth with respect to the Named Executive Officers, the number of Incentive Rights exercised, the number of unexercised Incentive Rights and the value of in-the-money Incentive Rights based upon the closing price of the Trust Units of $14.07 on December 31, 2003.

Name	Securities acquired on exercise (#)	Aggregate Value Realized ($)	Unexercised unit rights at year-end (#) exerciseable/unexercisable	Value of unexercised in-the-money unit rights at year-end(1) ($) exerciseable/unexercisable
Jacob Roorda	Nil	N/A	43,750 / 131,250	370,563 / 1,111,687
J.A. Ralston	Nil	N/A	43,750 / 131,250	370,563 / 1,111,687
David M. Fisher	Nil	N/A	31,250 / 93,750	264,688 / 794,062

Note:

(1) Based on the difference between the closing price of $14.07 per Trust Unit on the TSX on December 31, 2003 and the grant price of the Incentive Right less distributions per Trust Unit paid after the date the Incentive Right was granted multiplied by the number of Trust Units under the Incentive Right.

Remuneration of Directors

Each of the directors of Harvest Operations are paid an annual retainer of $10,000, $500 for each board meeting attended, $500 for each committee meeting attended if on a different date than the date that a board meeting is held and are entitled to reimbursement for expenses incurred in carrying out their duties as directors. Each director can elect to take his remuneration in the form of cash or deferred Trust Units. The directors are also entitled to participate in the Trust's Unit Incentive Plan.

Employment Contracts

Harvest Operations has not entered into employment agreements with any of its officers or senior employees. However, Harvest Operations intends to enter into employment agreements with each of its senior officers and such agreements are expected to contain industry standard severance and change of control provisions.

SHARE CAPITAL OF HARVEST OPERATIONS

The share capital of Harvest Operations currently consists of an unlimited number of common shares and an unlimited number of first preferred shares. As at the date hereof, one hundred common shares of Harvest Operations are outstanding. Such shares are held by the Trustee for and on behalf of the Trust. The voting of such shares is governed by the provisions of the Trust Indenture and the Trust is not entitled, without the direction of Unitholders, to exercise its rights as a shareholder of Harvest Operations except as permitted by the Trust Indenture. See "Trust Indenture – Exercise of Voting Rights Attached to Shares of Harvest Operations".

TRUST INDENTURE

The following is a summary of the Trust Indenture and other matters regarding the structure and operations of the Trust.

Trust Units

An unlimited number of Trust Units may be created and issued pursuant to the Trust Indenture. As of April 30, 2004, there were 17,303,353 Trust Units issued and outstanding. Each Trust Unit entitles the holder thereof to one vote at any meeting of the holders of Trust Units and represents an equal undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units outstanding from time to time shall be entitled to equal shares of any distributions by the Trust, and in the event of termination or winding-up of the Trust, in any net assets of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder (see "Redemption Right" below) and to one vote at all meetings of Unitholders for each Trust Unit held. See "Risk Factors – Nature of Trust Units".

Special Voting Units

At the 2003 Unitholders' Meeting, the Unitholders approved an amendment to the Trust Indenture to provides for the issuance of an unlimited number of special voting units. Each special voting unit will entitle the holder thereof to such number of votes at meetings of Unitholders as may be prescribed by the Harvest Board of Directors [of Harvest Operations] in the resolution authorizing the issuance of any such special voting units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any such liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability. See "Risk Factors – Unitholder Limited Liability".

Issuance Of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. The Trust Indenture also provides that Harvest Operations may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust from time to time on such terms and conditions to such persons and for such consideration as Harvest Operations may determine.

Borrowing By the Trust

Pursuant to the Trust Indenture, the Trustee is permitted to, directly or indirectly, borrow money from or incur indebtedness to any person and in connection therewith, to guarantee, indemnify or act as a surety with respect to payment or performance of any indebtedness, liabilities or obligation of any kind of any person, including, without limitation, Harvest Operations and any subsidiary of the Trust; to enter into any other obligations on behalf of the Trust; or enter into any subordination agreement on behalf of the Trust or any other person, and to assign, charge, pledge, hypothecate, convey, transfer, mortgage, subordinate, and grant any security interest, mortgage or

encumbrance over or with respect to all or any of the Trust Fund or to subordinate the interests of the Trust in the Trust Fund to any other person.

Debt service costs incurred by the Trust are deducted in computing the Cash Available For Distribution.

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive a price per Trust Unit (the "Market Redemption Price") equal to the lesser of: (i) 90% of the "market price" of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which the Trust Units are tendered to the Trust for redemption; and (ii) the closing market price on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so tendered for redemption.

For the purposes of this calculation, "market price" will be an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than 5 of the 10 trading days, the market price shall be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the exchange or market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the market provides only the highest and lowest prices of Trust Units traded on a particular day.

The "closing market price" shall be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading and the exchange or other market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cheque drawn on a Canadian chartered bank or trust company in Canadian money payable on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month and in any preceding calendar month during the same year shall not exceed $100,000; provided that, Harvest Operations may, in its sole discretion, waive such limitation in respect of any calendar month. If this limitation is not so waived, the Market Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in such calendar month shall be paid on the last day of the following month as follows: (i) firstly, by the Trust distributing Notes having an aggregate principal amount equal to the aggregate Market Redemption Price of the Trust Units tendered for redemption, and (ii) secondly, to the extent that the Trust does not hold Notes having a sufficient principal amount outstanding to effect such payment, by the Trust issuing its own promissory notes (herein referred to as "Redemption Notes") to the Unitholders who exercised the right of redemption having an aggregate principal amount equal to any such shortfall.

If, at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on the TSX and are not traded or quoted on any other stock exchange or market which Harvest Operations considers, in its sole discretion, to represent fair market value for the Trust Units or the normal trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive a price per Trust Unit (the "Appraised Redemption Price") equal to

90% of the fair market value thereof as determined by Harvest Operations as at the date on which such Trust Units were tendered for redemption. The aggregate Appraised Redemption Price payable by the Trust in respect of Trust Units tendered for redemption in any calendar month shall be paid on the last day of the third following month by, at the option of the Trust: (i) a cash payment; or (ii) a distribution of Notes and/or Redemption Notes as described above.

It is anticipated that this Redemption Right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Redemption Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Redemption Notes. Redemption Notes may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interests of Unitholders that the Trust qualify as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains restrictions on the ownership of Trust Units by Unitholders who are Non-Residents. In this regard, the Trust shall, among other things, take all necessary steps to monitor the ownership of the Trust Units. If at any time the Trust becomes aware that the beneficial owners of 49% or more of the outstanding Trust Units are or may be Non-Residents or that such a situation is imminent, the Trust, by or through Harvest Operations on the Trust's behalf, shall take such action as may be necessary to carry out the intentions evidenced herein. For the purposes of this Section, "Non-Residents" means non-residents of Canada within the meaning of the Tax Act.

Meetings of Unitholders

The Trust Indenture provides that meetings of Unitholders must be called and held for, among other matters, the election or removal of the Trustee, the appointment or removal of the auditors of the Trust, the approval of amendments to the Trust Indenture (except as described under "– Amendments to the Trust Indenture"), the sale of the property of the Trust as an entirety or substantially as an entirety, and the commencement of winding-up the affairs of the Trust. Meetings of Unitholders will be called and held annually for, among other things, the election of the directors of Harvest Operations and the appointment of the auditors of the Trust.

A meeting of Unitholders may be convened at any time and for any purpose by Harvest Operations and must be convened, except in certain circumstances, if requisitioned by the holders of not less than 20% of the Trust Units then outstanding by a written requisition. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two persons present in person or represented by proxy and representing in the aggregate at least 10% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Exercise of Voting Rights Attached to Shares of Harvest Operations

The Trust Indenture prohibits the Trustee from voting the shares of Harvest Operations with respect to (i) the election of directors of Harvest Operations, (ii) the appointment of auditors of Harvest Operations or (iii) the approval of Harvest Operations' financial statements, except in accordance with a Trust Ordinary Resolution adopted at an annual meeting of Unitholders. The Trust Indenture also provides that the Trustee shall not, after the Closing, vote the shares to authorize:

(a) any sale, lease or other disposition of, or any interest in, all or substantially all of the assets of Harvest Operations, except in conjunction with an internal reorganization of the direct or indirect assets of Harvest Operations as a result of which either Harvest Operations or the Trust has the same, or substantially similar, interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization;

(b) any statutory amalgamation of Harvest Operations with any other corporation, except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(c) any statutory arrangement involving Harvest Operations except in conjunction with an internal reorganization as referred to in paragraph (a) above;

(d) any amendment to the articles of Harvest Operations to increase or decrease the minimum or maximum number of directors; or

(e) any material amendment to the articles of Harvest Operations to change the authorized share capital or amend the rights, privileges, restrictions and conditions attaching to any class of Harvest Operations' shares in a manner which may be prejudicial to the Trust;

without the approval of the Unitholders by Trust Special Resolution at a meeting of Unitholders called for that purpose.

Trustee

Valiant Trust Company is the trustee of the Trust. All of the administrative and management powers of the Trustee relating to the Trust and the operations of the Trust have been delegated to Harvest Operations pursuant to the Trust Indenture and the Administration Agreement. See "Description of the Trust – Delegation of Authority, Administration and Trust Governance". Notwithstanding this general delegation, pursuant to the Administration Agreement, the Trustee has agreed not to delegate any authority to manage the following affairs of the Trust:

(a) the issue, certification, countersigning, transfer, exchange and cancellation of certificates representing Trust Units;

(b) the maintenance of a register of Unitholders;

(c) the distribution of Distributable Cash to Unitholders, although the calculation of the amount of the distribution shall be made by Harvest Operations and approved by the Harvest Board and submitted by Harvest Operations to the Trustee for distribution to the Unitholders;

(d) the mailing of notices, financial statements and reports to Unitholders pursuant to the Trust Indenture, although Harvest Operations shall be responsible for the preparation or causing the preparation of such notices, financial statements and reports;

(e) the provision of a basic list of registered Unitholders to Unitholders in accordance with the procedures outlined in the Trust Indenture;

(f) the amendment or waiver of the performance or breach of any term or provision of the Trust Indenture on behalf of the Trust;

(g) the renewal or termination of the Administration Agreement on behalf of the Trust; and

(h) any matter which requires the approval of the Unitholders under the terms of the Trust Indenture.

The Trustee is required under the Trust Indenture to exercise its powers and carry out its functions thereunder as Trustee honestly, in good faith and in the best interests of the Trust and the Unitholders and, in connection

therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

The initial term of the Trustee's appointment is until the first annual meeting of Unitholders. The Unitholders shall, at the first annual meeting of the Unitholders, re-appoint, or appoint a successor to the Trustee for an additional one year term, and thereafter, the Unitholders shall reappoint or appoint a successor to the Trustee at the annual meeting of Unitholders following the reappointment or appointment of the successor to the Trust. The Trustee may also be removed by Harvest Operations upon delivery of a notice in writing by Harvest Operations to the Trustee in limited circumstances. Such resignation or removal becomes effective only upon the approval of the Unitholders by Trust Special Resolution, the acceptance or appointment of a successor trustee and the assumption by the successor trustee of all obligations of the Trustee and in the same capacity.

Liability of the Trustee

The Trustee, its directors, officers, employees, shareholders and agents shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the Trust Fund, arising from the exercise by the Trustee of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, any action taken or not taken in good faith in reliance on any documents that are, *prima facie*, properly executed, any depreciation of, or loss to, the Trust Fund incurred by reason of the sale of any asset, any inaccuracy in any valuation provided by any other appropriately qualified person, any reliance on any such evaluation, any action or failure to act of Harvest Operations, or any other person to whom the Trustee has, with the consent of Harvest Operations, delegated any of its duties under the Trust Indenture, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by Harvest Operations to perform its duties under or delegated to it under the Trust Indenture or any other contract), unless such liabilities arise out of the gross negligence, wilful default or fraud of the Trustee or any of its directors, officers, employees or shareholders. If the Trustee has retained an appropriate expert, adviser or legal counsel with respect to any matter connected with its duties under the Trust Indenture or any other contract, the Trustee may act or refuse to act based on the advice of such expert, adviser or legal counsel, and the Trustee shall not be liable for and shall be fully protected from any loss or liability occasioned by any action or refusal to act based on the advice of any such expert, adviser or legal counsel. In the exercise of the powers, authorities or discretion conferred upon the Trustee under the Trust Indenture, the Trustee is and shall be conclusively deemed to be acting as Trustee of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the Trust Fund. In addition, the Trust Indenture contains other customary provisions limiting the liability of the Trustee.

Amendments to the Trust Indenture

The Trust Indenture may be amended or altered from time to time by Trust Special Resolution. The Trustee may, without the consent, approval or ratification of any of the Unitholders, amend the Trust Indenture for the purpose of:

- ensuring the Trust's continuing compliance with applicable laws or requirements of any governmental agency or authority of Canada or of any province;
- ensuring that the Trust will satisfy the provisions of each of subsections 108(2) and 132(6) of the Tax Act as from time to time amended or replaced;
- ensuring that such additional protection is provided for the interests of Unitholders as the Trustee may consider expedient;
- removing or curing any conflicts or inconsistencies between the provisions of the Trust Indenture or any supplemental indenture, any Direct Royalties Sale Agreement, and any other agreement of the Trust or any Offering Document pursuant to which securities of the Trust are issued with respect to the Trust, or any applicable law or regulation of any jurisdiction, provided that in the opinion of the Trustee the rights of the Trustee and of the Trust Unitholders are not prejudiced thereby;

- providing for the electronic delivery by the Trust to Unitholders of documents relating to the Trust (including annual and quarterly reports, including financial statements, notices of Unitholder meetings and information circulars and proxy related materials) once applicable securities laws have been amended to permit such electronic delivery in place of normal delivery procedures, provided that such amendments to the Trust Indenture are not contrary to or do not conflict with such laws;
- curing, correcting or rectifying any ambiguities, defective or inconsistent provisions, errors, mistakes or omissions, provided that in the opinion of the Trustee the rights of the Trustee and of the Unitholders are not prejudiced thereby; and
- making any modification in the form of the Trust Unit certificates to conform with the provisions of the Trust Indenture, or any other modifications provided the rights of the Trustee and the Unitholder are not prejudiced thereby.

Take-Over Bid

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered.

Termination of the Trust

Unitholders may vote to terminate the Trust at any meeting of the Unitholders duly called for that purpose, subject to the following: (a) a vote may only be held if requested in writing by the holders of not less than 20% of the outstanding Trust Units; (b) a quorum of 50% of the issued and outstanding Trust Units is present in person or by proxy; and (c) the termination must be approved by Trust Special Resolution of Unitholders.

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trustee shall commence to wind-up the affairs of the Trust on December 31, 2099. In the event that the Trust is wound-up, the Trustee will sell and convert into cash the Direct Royalties and other assets comprising the Trust Fund in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the Trust Fund, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Trust Special Resolution authorizing the termination of the Trust. However, in no event shall the Trust be wound-up until the Direct Royalties have been disposed of. After paying, retiring or discharging, or making provision for the payment, retirement, or discharge of all known liabilities and obligations of the Trust and after providing for indemnity against any other outstanding liabilities and obligations, the Trustee shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their Pro Rata Share.

Reporting to Unitholders

The consolidated financial statements of the Trust will be audited annually by an independent recognized firm of chartered accountants. The audited consolidated financial statements of the Trust, together with the report of such chartered accountants, will be mailed by Harvest Operations to Unitholders and the unaudited interim consolidated financial statements of the Trust will be mailed to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31. The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

DEBENTURES

As at April 30, 2004, $59 million principal amount of Debentures of the Trust were outstanding.

The following is a summary of the material attributes and characteristics of the Debentures. This summary does not purport to be complete and is subject to, and qualified by, reference to the terms of the Debenture Indenture with respect to the Debentures.

General

The Debentures were issued under the Debenture Indenture. The Debentures authorized for issue are limited in aggregate principal amount to $60 million. The Trust may, however, from time to time, without the consent of the holders of the Debentures but subject to the limitations described herein, issue additional debentures of the same series or of a different series under the Debenture Indenture, in addition to the Debentures offered hereby.

The Debentures are dated January 29, 2004 and mature on May 31, 2009. The Debentures are issuable only in denominations of $1,000 and integral multiples thereof.

The Debentures bear interest from the date of issue at 9% per annum, which is payable semi-annually in arrears in equal instalments (other than in respect of the period from January 29, 2004 to, but excluding, May 31, 2004) on May 31 and November 30 in each year, commencing on May 31, 2004. The first interest payment will include interest accrued from January 29, 2004 to, but excluding, May 31, 2004.

The principal amount of the Debentures is payable in lawful money of Canada or, at the option of the Trust and subject to applicable regulatory approval, by payment of Trust Units as further described under "Payment upon Redemption or Maturity" and "Redemption and Purchase". The interest on the Debentures will be payable in lawful money of Canada including, at the option of the Trust and subject to applicable regulatory approval, in accordance with the Unit Interest Payment Election as described under "Interest Payment Option".

The Debentures are direct obligations of the Trust and will not be secured by any mortgage, pledge, hypothec or other charge and will be subordinated to other liabilities of the Trust as described under "- Subordination". The Debenture Indenture does not restrict the Trust from incurring additional indebtedness or from mortgaging, pledging or charging its properties to secure any indebtedness.

Conversion Privilege

The Debentures are convertible at the holder's option into fully paid and non-assessable Trust Units at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per Trust Unit, being a conversion rate of 71.4286 Trust Units for each $1,000 principal amount of Debentures. No adjustment will be made for distributions on Trust Units issuable upon conversion or for interest accrued on Debentures surrendered for conversion; however, holders converting their Debentures will receive accrued and unpaid interest thereon. Notwithstanding the foregoing, no Debentures may be converted during the 5 business days preceding and including May 31 and November 30 and in each year, commencing May 31, 2004, as the registers of the Debenture Trustee will be closed during such periods.

Subject to the provisions thereof, the Debenture Indenture provides for the adjustment of the conversion price in certain events.

No fractional Trust Units will be issued on any conversion but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

The term "current market price" is defined in the Debenture Indenture to mean the weighted average trading price of the Trust Units on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the date fixed for redemption or the maturity date, as the case may be.

Redemption and Purchase

The Debentures are not redeemable on or before May 31, 2007. After May 31, 2007 and prior to maturity, the Debentures may be redeemed in whole or in part from time to time at the option of the Trust on not more than 60 days and not less than 30 days prior notice, at a Redemption Price of $1,050 per Debenture after May 31, 2007 and on or before May 31, 2008 and at a Redemption Price of $1,025 per Debenture after May 31, 2008 and before maturity, in each case, plus accrued and unpaid interest thereon, if any.

In the case of redemption of less than all of the Debentures, the Debentures to be redeemed will be selected by the Debenture Trustee on a pro rata basis or in such other manner as the Debenture Trustee deems equitable, subject to the consent of the TSX.

The Trust will have the right to purchase Debentures in the market, by tender or by private contract.

Payment upon Redemption or Maturity

On redemption or at maturity, the Trust will repay the indebtedness represented by the Debentures by paying to the Debenture Trustee in lawful money of Canada an amount equal to the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the outstanding Debentures which have matured, together with accrued and unpaid interest thereon. The Trust may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay the Redemption Price of the Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the Debentures which have matured, as the case may be, by issuing Trust Units to the holders of the Debentures. Any accrued and unpaid interest thereon will be paid in cash. The number of Trust Units to be issued will be determined by dividing the aggregate Redemption Price of the outstanding Debentures which are to be redeemed or the principal amount of, and premium (if any) on, the outstanding Debentures which have matured, as the case may be, by 95% of the current market price on the date fixed for redemption or the maturity date, as the case may be. No fractional Trust Units will be issued on redemption or maturity but in lieu thereof the Trust shall satisfy fractional interests by a cash payment equal to the current market price of any fractional interest.

Subordination

The payment of the principal of, and premium, if any, and interest on, the Debentures is subordinated in right of payment, as set forth in the Debenture Indenture, to the prior payment in full of all Senior Indebtedness of the Trust.

The Debenture Indenture provides that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Trust, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Trust, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Trust or any sale of all or substantially all of the assets of the Trust, then those holders of Senior Indebtedness, including any indebtedness to trade creditors, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Debenture Indenture will also provide that the Trust will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including, without any limitation, by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures at any time when a default has occurred under the Senior Indebtedness and is continuing and the notice of such default has been given to the Debenture Trustee under the Debenture Indenture by the Trust, any holder of a Debenture or any holder of Senior Indebtedness, unless the Senior Indebtedness has been repaid in full. No holder of a Debenture has the right to institute any act or proceeding to enforce the Debentures in a manner inconsistent with the terms of the Debenture Indenture.

The Debentures are effectively subordinate to claims of creditors of the Trust's subsidiaries except to the extent the Trust is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures are subordinated in right of payment to the prior payment in full of all indebtedness under the Current Bank Facility.

Priority over Trust Distributions

The Trust Debenture Indenture provides that certain expenses of the Trust must be deducted in calculating the amount to be distributed to the Unitholders. Accordingly, the funds required to satisfy the interest payable on the Debentures, as well as the amount payable upon redemption or maturity of the Debentures or upon an Event of Default (as defined below), will be deducted and withheld from the amounts that would otherwise be payable as distributions to Unitholders.

Change of Control of the Trust

Within 30 days following the occurrence of a change of control of the Trust involving the acquisition of voting control or direction over 66⅔% or more of the Trust Units (a "**Change of Control**"), the Trust will be required to make an offer in writing to purchase all of the Debentures then outstanding (the "**Debenture Offer**"), at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest (the "**Debenture Offer Price**").

The Debenture Indenture contains notification and repurchase provisions requiring the Trust to give written notice to the Debenture Trustee of the occurrence of a Change of Control within 30 days of such event together with the Debenture Offer. The Debenture Trustee will thereafter promptly mail to each holder of Debentures a notice of the Change of Control together with a copy of the Debenture Offer to repurchase all the outstanding Debentures.

If 90% or more of the aggregate principal amount of the Debentures outstanding on the date of the giving of notice of the Change of Control have been tendered to the Trust pursuant to the Debenture Offer, the Trust will have the right and obligation to redeem all the remaining Debentures at the Debenture Offer Price. Notice of such redemption must be given by the Trust to the Debenture Trustee within 10 days following the expiry of the Debenture Offer, and as soon as possible thereafter, by the Debenture Trustee to the holders of the Debentures not tendered pursuant to the Debenture Offer.

Interest Payment Option

The Trust may elect, from time to time, to satisfy its obligation to pay interest on the Debentures (the "**Interest Obligation**"), on the date it is payable under the Debenture Indenture (an "**Interest Payment Date**"), by delivering sufficient Trust Units to the Debenture Trustee to satisfy all or any part of the Interest Obligation in accordance with the Debenture Indenture (the "**Unit Interest Payment Election**"). The Debenture Indenture will provide that, upon such election, the Debenture Trustee shall (a) accept delivery from the Trust of Trust Units, (b) accept bids with respect to, and consummate sales of, such Trust Units, each as the Trust shall direct in its absolute discretion, (c) invest the proceeds of such sales in short-term permitted government securities (as defined in the Debenture Indenture) which mature prior to the applicable Interest Payment Date, and use the proceeds received from such permitted government securities, together with any proceeds from the sale of Trust Units not invested as aforesaid, to satisfy the Interest Obligation, and (d) perform any other action necessarily incidental thereto.

The Debenture Indenture will set forth the procedures to be followed by the Trust and the Debenture Trustee in order to effect the Unit Interest Payment Election. If a Unit Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Debenture Trustee out of the proceeds of the sale of Trust Units (plus any amount received by the Debenture Trustee from the Trust attributable to any fractional Trust Units) in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to the Trust in respect of the Interest Obligation.

Neither the Trust's making of the Unit Interest Payment Election nor the consummation of sales of Trust Units will (a) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash

in an aggregate amount equal to the interest payable on such Interest Payment Date, or (b) entitle such holders to receive any Trust Units in satisfaction of the Interest Obligation.

Events of Default

The Debenture Indenture provides that an event of default ("**Event of Default**") in respect of the Debentures will occur if any one or more of the following described events has occurred and is continuing with respect of the Debentures: (a) failure for 10 days to pay interest on the Debentures when due; (b) failure to pay principal or premium, if any, when due on the Debentures, whether at maturity, upon redemption, by declaration or otherwise; (c) certain events of bankruptcy, insolvency or reorganization of the Trust under bankruptcy or insolvency laws; (d) default in the observance or performance of any material covenant or condition of the Debenture Indenture and continuance of such default for a period of 30 days after notice in writing has been given by the Debenture Trustee to the Trust specifying such default and requiring the Trust to rectify the same; (e) a resolution is passed for the liquidation or winding–up of the Trust; or (f) any proceedings are taken with respect to a compromise or arrangement of the Trust. If an Event of Default has occurred and is continuing, the Debenture Trustee may, in its discretion, and shall upon request of holders of not less than 25% of the principal amount of Debentures then outstanding, declare the principal of and interest on all outstanding Debentures to be immediately due and payable. In certain cases, the holders of more than 50% of the principal amount of the Debentures then outstanding may, on behalf of the holders of all Debentures, waive any Event of Default and/or cancel any such declaration upon such terms and conditions as such holders shall prescribe.

Offers for Debentures

The Debenture Indenture contains provisions to the effect that if an offer is made for the Debentures which is a take-over bid for Debentures within the meaning of the *Securities Act* (Alberta) and not less than 90% of the Debentures (other than Debentures held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Debentures held by the holders of Debentures who did not accept the offer on the terms offered by the offeror.

Modification

The rights of the holders of the Debentures as well as any other series of debentures that may be issued under the Debenture Indenture may be modified in accordance with the terms of the Debenture Indenture. For that purpose, among others, the Debenture Indenture will contain certain provisions which will make binding on all Debenture holders resolutions passed at meetings of the holders of Debentures by votes cast thereat by holders of not less than 66⅔% of the principal amount of the Debentures present at the meeting or represented by proxy, or rendered by instruments in writing signed by the holders of not less than 66⅔% of the principal amount of the Debentures then outstanding. In certain cases, the modification will, instead or in addition, require assent by the holders of the required percentage of Debentures of each particularly affected series.

Limitation on Issuance of Additional Debentures

The Debenture Indenture provides that the Trust shall not issue additional convertible debentures of equal ranking if the principal amount of all issued and outstanding convertible debentures of the Trust exceeds 25% of the Total Market Capitalization of the Trust immediately after the issuance of such additional convertible debentures. "Total Market Capitalization" will be defined in the Debenture Indenture as the total principal amount of all issued and outstanding debentures of the Trust which are convertible at the option of the holder into Trust Units of the Trust plus the amount obtained by multiplying the number of issued and outstanding Trust Units of the Trust by the current market price of the Trust Units on the relevant date.

Limitation on Non-Resident Ownership

At no time may non-residents of Canada be the beneficial owners of a majority of the Trust Units, on a fully diluted basis, including any Trust Units which may be issued upon conversion, redemption or maturity of the Debentures. The Trustee may require declarations as to the jurisdictions in which beneficial owners of the Debentures are

resident. If the Trustee becomes aware as a result of requiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units then outstanding, on a fully diluted basis, are, or may be, non-residents of Canada or that such a situation is imminent, the Trustee may make a public announcement thereof and shall not register a transfer of Debentures to a person unless the person provides a declaration that the person is not a non-resident. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents of Canada, the Trustee may send a notice to non-resident holders of Debentures, chosen in inverse order to the order of acquisition or registration of the Debentures or in such manner as the Trustee may consider equitable and practicable, requiring them to sell their Debentures or a portion thereof within a specified period of not less than 60 days. If the Debenture holders receiving such notice have not sold the specified number of Debentures or provided the Trustee with satisfactory evidence that they are not non-residents within such period, the Trustee may, on behalf of such Debenture holder, sell such Debentures, and, in the interim, shall suspend the rights attached to such Debentures. Upon such sale, the affected holders shall cease to be holders of Debentures, and their rights shall be limited to receiving the net proceeds of sale upon surrender of such Debentures. The trustees of the Trust have similar obligations in respect of the Trust Units which are outlined in the Trust Debenture Indenture.

TRUST UNIT INCENTIVE PLAN

The Trust has adopted the Unit Incentive Plan which permits the Harvest Board to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to the directors, officers, consultants, employees and other ongoing service providers of the Trust and its subsidiaries, including Harvest Operations. The purpose of the Unit Incentive Plan is to provide an effective long term incentive to eligible participants and to reward them on the basis of long term performance and distributions. Effective June 12, 2003 the total number of Trust Units issuable under the Unit Incentive Plan was increased from 875,000 Trust Units to a cumulative maximum number of 1,121,000 Trust Units. The total number of Trust Units issuable under the Unit Incentive Plan as at April 30, 2004 was 1,063,725 Trust Units.

The Harvest Board administers the Unit Incentive Plan and determines participants in the Unit Incentive Plan, numbers of Incentive Rights granted, and the terms of vesting of Incentive Rights. The grant price of the Incentive Rights (the "Grant Price") shall be equal to the per Trust Unit closing price on the trading date immediately preceding the date of grant, unless otherwise permitted. The exercise price ("Exercise Price") per Right shall be calculated by deducting from the Grant Price the aggregate of all distributions, on a per Unit basis, made by the Trust after the Grant Date, provided the aggregate amount of such distribution represents a return of more than 0.833% of the Trust's recorded cost of capital assets less all debt, working capital deficiency (surplus) or debt equivalent instruments, depletion, depreciation and amortization charges and any future income tax liability associated with such capital assets at the end of each month.

Incentive Rights are exercisable for a maximum of five years from the date of the grant thereof and are subject to early termination upon the holder ceasing to be an eligible participant, or upon the death of the holder. In the case of early termination, a holder is entitled, from the date the holder ceased to be an eligible participant to the earlier of 30 days and the end of the exercise period, to exercise vested Incentive Rights. In the case of death, the estate of the holder is entitled, from the date of death to the earlier of 6 months and the end of the exercise period, to exercise vested Incentive Rights at the Exercise Price in effect at the date of death. Incentive Rights not vested at the date of termination of the holder or at date of the holder's death are immediately null and void. The Trust has the option to settle outstanding Incentive Rights with Trust Units and/or cash. The number of Trust Units to be issued to settle outstanding Incentive Rights shall equal the amount determined by multiplying the number of Incentive Rights by the quotient obtained by dividing the difference between the current market price of a Trust Unit and the Exercise Price by the current market price of a Trust Unit. Cash paid to settle outstanding Incentive Rights will equal the difference between the current market price of a Trust Unit less the Exercise Price multiplied by the number of Incentive Rights to be settled.

The following table sets forth information with respect to the Incentive Rights outstanding under the Unit Incentive Plan as at April 30, 2004.

Group	Date Incentive Rights Granted	Trust Units Under Option	Grant Price	Closing Price on Day Prior to Grant	Exercise Price as at April 30, 2004	Expiry Date	Market Value of Incentive Right [(1)]
Executive Officers (5)	November 25, 2002	475,000	$8.00	$8.00	$4.80	November 25, 2007	$4,797,000
	February 14, 2003	9,500	$10.75	$10.75	$7.85	February 14, 2008	$66,975
Directors (4)	November 25, 2002	75,000	$8.00	$8.00	$4.80	November 25, 2005	$757,500
	February 14, 2003	25,000	$10.75	$10.75	$7.85	February 14, 2008	$176,250
Employees and Consultants (46)	November 25, 2002	231,250	$8.00	$8.00	$4.80	November 25, 2005	$2,335,625
	January 24, 2003	18,125	$10.21	$10.21	$7.16	January 24, 2008	$140,324
	July 15, 2003	12,500	$10.18	$10.18	$8.29	July 15, 2008	$82,625
	July 17, 2003	7,500	$10.30	$10.30	$8.41	July 17, 2008	$48,675
	July 18, 2003	11,000	$10.45	$10.45	$8.56	July 18, 2008	$69,740
	October 17, 2003	73,400	$12.19	$12.19	$10.89	October 17, 2008	$294,040
	December 15, 2003	99,750	$13.15	$13.15	$12.24	December 15, 2008	$265,335
	February 16, 2004	13,700	$13.35	$13.35	$12.87	February 16, 2009	$493,710
	February 24, 2004	12,000	$13.75	$13.75	$13.33	February 24, 2009	$974,896

Note:

(1) Based on the difference between the closing price of $14.90 per Trust Unit on the TSX on April 30, 2004 and the grant price of the Incentive Right less distributions per Trust Unit paid after the date the Incentive Right was granted multiplied by the number of Trust Units under the Incentive Right.

DRIP PLAN

The Trust has received all applicable regulatory approvals and has implemented a DRIP Plan. **The DRIP Plan is not available to Unitholders who are residents of the United States.** The DRIP Plan provides eligible holders of Trust Units the means of accumulating additional Trust Units by reinvesting any Distributable Cash received. At the discretion of Harvest Operations, Trust Units will either be acquired at prevailing market rates (not exceeding 115% of the volume weighted average trading price of the Trust Units on the TSX for the 10 trading days immediately preceding the date the Trust Units are purchased) or issued from treasury at 95% of the market price of the Trust Units (calculated as the weighted average trading price of the Trust Units on the TSX for the period commencing on the second business day following the distribution record date and ending on the second business day immediately prior to the distribution payment date on which at least a board lot of Trust Units is traded). Participants in the DRIP Plan are also permitted to purchase additional Trust Units at 100% of the market price (as described above) of the Trust Units by investing additional sums to a maximum of $5,000 per month and a minimum of $1,000 per remittance; provided that the total number of Trust Units that may be issued each fiscal year pursuant to optional cash payments is restricted to not more than 2% of the number of issued and outstanding Trust Units at the commencement of that year. As at April 30, 2004, 1,125,675 Trust Units have been issued from treasury since February 15, 2003 for proceeds of approximately $12.2 million due to DRIP Plan participation associated with cash distributions by the Trust.

CONFLICTS OF INTEREST

Properties will not be acquired from officers or directors of Harvest Operations or persons not at arm's length with such persons at prices which are greater than fair market value, nor will Properties be sold to officers or directors of Harvest Operations or persons not at arm's length with such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor and approved by the independent members of the Harvest Board. There may be circumstances where certain transactions may also require the preparation of a formal valuation and the affirmative vote of Unitholders in accordance with the requirements of Ontario Securities Commission Rule 61-501.

Circumstances may arise where members of the Harvest Board serve as directors or officers of corporations which are in competition with the interests of Harvest Operations and the Trust. No assurances can be given that opportunities identified by such board members will be provided to Harvest Operations and the Trust.

SELECTED FINANCIAL INFORMATION

Annual and Financial Information

The following is a summary of selected consolidated financial information of the Trust for the period from July 10 to December 31, 2002 and the three month period ended on each of March 31, 2003, June 30, 2003, September 30, 2003 and December 31, 2003. The following should be read in conjunction with the information contained under the heading "Management's Discussion and Analysis" below and the audited consolidated financial statements of the Trust for the year ended December 31, 2003 and the audited consolidated financial statements of the Trust for the period from July 10, 2002 to December 31, 2002. The selected consolidated financial information is not necessarily reflective of the Trust's future results from operations or financial condition.

	For the period	2003			
($000, except unit amounts)	from July 10 to December 31, 2002	Three month period ended March 31	Three month period ended June 30	Three month period ended September 30	Three month period ended December 31
Net Revenue	8,955	14,738	17,622	21,181	30,474
Net Income	5,136	3,736	1,180	5,751	6,043
Net Income per unit - basic	3.46	0.36	0.10	0.46	0.37
Net Income per unit - diluted	3.69	0.34	0.10	0.45	0.36
Total Assets	93,729	92,041	120,122	144,369	220,250
Total Liabilities	53,723	38,891	61,645	51,473	89,175
Distributions declared, per unit	0.20	0.60	0.60	0.60	0.60

RECORD OF CASH DISTRIBUTIONS

The following table sets forth the per Trust Unit amount of monthly cash distributions paid by the Trust since the completion of the Initial Public Offering.

2003	Distribution Per Trust Unit
January [1]	$0.20
February	$0.20
March	$0.20
April	$0.20
May	$0.20
June	$0.20
July	$0.20
August	$0.20
September	$0.20
October	$0.20
November[2]	$0.20
December	$0.20
2004	
January	$0.20
February	$0.20
March	$0.20
April	$0.20

Notes:

(1) This distribution was the first cash distribution paid by the Trust following the completion of the Initial Public Offering.

(2) The Trust announced on May 15, 2004 that the next monthly cash distribution of $0.20 per Trust Unit will be paid on June 15, 2004 to Unitholders of record on May 31, 2004.

Unitholders of record on a Trust Record Date will be entitled to receive monthly cash distributions of the Distributable Cash which will become payable on the 15th day following the Trust Record Date, and if such date of payment is not a business day on the next business day after the 15th day following the Trust Record Date.

ESCROWED SECURITIES

In connection with the completion of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of debentures of 990148 Alberta Ltd. (which were settled with 4,777,500 Trust Units which, as at September 30, 2003 represented approximately 38.4% of the then outstanding Trust Unit and as at the date hereof approximately 28.1%) executed an undertaking in favour of the underwriters of the Initial Public Offering not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or Harvest Operations, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or Harvest Operations then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Reference is made to the "Management's Discussion and Analysis" for the year ended December 31, 2003 attached to this Appendix as Schedule D. The Management's Discussion and Analysis should be read in connection with the audited consolidated financial statements of the Trust for the year ended December 31, 2003 which are attached to this Appendix as Schedule C.

MARKET FOR SECURITIES

The Trust Units are listed and traded on the TSX. The trading symbol for the Trust Units is HTE.

RISK FACTORS

The following are certain factors relating to the business of the Trust. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this Appendix.

Public and Insider Ownership

As at April 30, 2004, the directors and officers of Harvest Operations and their associates and affiliates, as a group, held, directly or indirectly, or exercised control or direction over, approximately 6,555,831 Trust Units or approximately 37.9% of the outstanding Trust Units.

As part of the Initial Public Offering, certain members of the Management Group holding an aggregate $4,777,500 principal amount of the Management Group Debentures executed an undertaking in favour of the Underwriters not to offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell any Trust Units or other securities of the Trust or Harvest Operations, or securities convertible into, exchangeable for, or otherwise exercisable to acquire any securities of the Trust or Harvest Operations then held by such holder or such holder's spouse, directly or indirectly, at any time until November 28, 2004.

Dilution

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Harvest Board may determine. In addition, the Trust may issue additional Trust Units from time to time pursuant to the Unit Incentive Plan and the DRIP Plan. The possible issuance of these Trust Units could result in dilution to holders of Trust Units. See "Trust Indenture – Issuance of Trust Units", "Trust Unit Incentive Plan" and "DRIP Plan".

Purchase of the NPI, the Properties and the Direct Royalties

The price paid for the purchase of the NPI, the Provost Properties and the Direct Royalties or to be paid for the purchase of the Carlyle Properties was based on engineering and economic assessments made by independent engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of crude oil, natural gas and natural gas liquids, future prices of oil, natural gas and natural gas liquids and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of Harvest Operations and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas and natural gas liquids from those anticipated at the time of making such assessments will affect the return on the value of the Trust Units. In addition, all such assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than those currently attributed to the Provost Properties and the Carlyle Properties.

Changes in Legislation

There can be no assurance that income and capital tax laws and government incentive programs relating to the oil and natural gas industry, such as the status of mutual fund trusts and the resource allowance, will not be changed in a manner which adversely affects Unitholders.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), deferred profit sharing plans ("DPSPs") and registered education savings plans ("RESPs") (collectively, "Exempt Plans"). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Tax Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by an RRSP holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units or any gains realized on a disposition of the Trust Units while they are not qualified investments. See "Eligibility for Investment" and "Canadian Federal Income Tax Considerations".

Operational Matters

The operation of oil and natural gas wells involves a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to Harvest Operations and possible liability to third parties. Harvest Operations will employ prudent risk management practices and maintain liability insurance, where available, in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. Harvest Operations may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities will reduce income from the NPI.

Continuing production from a property and to some extent, the marketing of production therefrom, are largely dependent upon the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production generally flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although Harvest Operations operates the Provost Properties and believes it will become the operator of the Carlyle Properties, there is no guarantee that it will remain operator of the Provost Properties or that Harvest Operations will operate the Carlyle Properties or any other Properties it may acquire.

A significant portion of the operating expenses of the Provost Properties, and to a lesser degree, the Carlyle Properties, is attributable to electrical power costs. Since deregulation of the electrical power system in Alberta in recent years, the unit cost of electrical power has been set by a market driven mechanism based upon supply and demand. As a result, the prices for electrical power have become volatile. This volatility in electrical power pricing

can impact Harvest Operations' operating expenses, and in turn, the Cash Available For Distribution. Harvest Operations has implemented an electrical power hedging program to mitigate its exposure to electrical power cost volatility. In respect of the Carlyle Properties, the Saskatchewan power system is regulated and as such, electrical power costs are not subject to significant volatility. However, there can be no certainty that the Saskatchewan power system will not deregulate in the future.

Although satisfactory title reviews will generally be conducted on the Properties in accordance with industry standards, such reviews do not guarantee or certify that a defect in title may not arise to defeat the claim of Harvest Operations to certain Properties. A reduction of income from the NPI or income from Direct Royalties could result in such circumstances.

Reserve Estimates

The reserve and recovery information contained in the McDaniel Trust Report is only an estimate and the actual production and ultimate reserves from the Properties may differ from the estimates prepared by McDaniel.

Environmental Concerns

The oil and natural gas industry is subject to environmental regulation pursuant to local, provincial and federal legislation. A breach of such legislation may result in the imposition of fines or the issuance of clean up orders in respect of Harvest Operations or the Properties. Such legislation may be changed to impose higher standards and potentially more costly obligations on Harvest Operations. See "Industry Conditions – Environmental Regulation". Although the Operating Subsidiaries have established reclamation funds for the purpose of funding estimated future environmental and reclamation obligations, there can be no assurance that the Operating Subsidiaries will be able to satisfy its actual environmental and reclamation obligations. See "Description of the Trust – The NPI and Direct Royalties – Reclamation Fund".

In December 2002, the Government of Canada ratified the Kyoto Protocol (the "Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6 percent below 1990 levels during the period between 2008 and 2012. The Protocol will only become legally binding when it is ratified by at least 55 countries, covering at least 55 percent of the emissions addressed by the Protocol. If the Protocol is ratified and becomes legally binding, it is expected to affect the operation of all industries in Canada, including the oil and natural gas industry. As details of the implementation of this Protocol have yet to be announced, it is difficult to determine what, if any, the impact the Protocol may have on Harvest Operations' ongoing environmental liabilities, on prices for oil and natural gas or on other general economic factors, which may affect the Trust's Cash Available For Distribution.

Debt Service

As at the date hereof, the Trust had indebtedness of approximately $64 million under the Current Bank Facility. In addition, the New Lender has issued letters of credit to third parties of approximately $3.3 million on behalf of Harvest Operations to secure services on the Properties. See "Information Respecting Harvest Operations – Borrowing by Harvest Operations". In addition, as of the date hereof, approximately $25 million is outstanding under the Equity Bridge Notes. See "Description of the Trust – Borrowing by the Trust.

The Current Lender was provided with security over all of the assets of the Operating Subsidiaries. See "Information Respecting Harvest Operations – Borrowing by Harvest Operations". If Harvest Operations, WEI and the Trust experience an unremedied borrowing base shortfall or default, commit an event of default or the Current Lender demands repayment, the Current Lender may foreclose on or sell the Properties free from, or together with, the NPI.

Dividends and other distributions by Harvest Operations are prohibited in certain circumstances upon a borrowing base shortfall or default, or upon an event of default or demand for repayment under the Current Bank Facility. The NPI, any indebtedness of Harvest Operations to the Trust, and amounts payable to the Trustee under the Trust Indenture are subordinate to the Current Bank Facility pursuant to a subordination agreement between the Current Lender, the Trustee, and Harvest Operations dated October 16, 2002. This Subordination Agreement may restrict

the ability of Harvest Operations to pay the NPI to the Trust or pay interest or principal on any indebtedness to the Trust, and therefore may limit or eliminate the Cash Available For Distribution.

Harvest Operations must meet certain ongoing hedging and financial covenants under the Current Bank Facility. The covenants are customary restrictions on Harvest Operations' operations and activities, including restrictions on the incurring of indebtedness, the granting of security, the issuance of incremental debt, and the sale of its assets.

Debt Repayment

Harvest Operations and the Trust are permitted to borrow funds to finance the purchase of Properties, capital expenditures, or other financial obligations in respect of the Properties or for working capital purposes. Borrowings of Harvest Operations to fund the purchase of Canadian resource properties may be repaid with funds received from the Trust. Debt service costs of the Operating Subsidiaries are deducted in computing income from the NPI and debt service costs of the Trust are deducted in computing Cash Available For Distribution. Variations in interest rates could result in significant changes in the amount required to be applied to debt service before payment of the NPI and Cash Available For Distribution. To the extent that borrowings under the New Interim Bank Facility are made in U.S. dollars, the interest payable thereunder is also payable in U.S. dollars. Variations in the Canadian/U.S. dollar exchange could result in a significant increase in the amount of the interest paid under the New Interim Bank Facility, thereby reducing the Cash Available For Distribution. See "Information Respecting Harvest Operations – Borrowing by Harvest Operations".

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the Properties, and by the operator to Harvest Operations, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of Properties or the establishment by the operator of reserves for such expenses.

Variability of Cash Distributions

The Operating Subsidiaries retain a portion of the cash flows from the Properties in their Reserve Fund to facilitate future acquisitions and development of the Properties. Harvest Operations believes this will assist in maintaining distributions for a longer period than would otherwise be the case if all cash flows from the Properties were paid to the Trust pursuant to the NPI and subsequently distributed to the Unitholders. Future cash flows generated by such additional Properties may not be similar to those of the Provost Properties and may not generate sufficient cash flows to allow the Operating Subsidiaries to generate sufficient income from the NPI to allow the Trust to maintain consistent distributions from the Trust over a long period of time.

Reliance on Management of Harvest Operations

Unitholders will be dependent on the management of Harvest Operations in respect of the administration and management of all matters relating to the Properties, the NPI, the Direct Royalties, the Trust, and the Trust Units. Investors who are not willing to rely on the management of Harvest Operations should not invest in the Trust Units.

Depletion of Reserves (Sustainability)

The Trust has certain unique attributes which differentiate it from other oil and natural gas industry participants. Cash Available For Distribution in respect of Properties, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves. The Trust and Harvest Operations will not be reinvesting cash flow in the same manner as other industry participants. Accordingly, absent additional capital investment in Properties through the use of the Capital Fund or otherwise, initial production levels and reserves attributable to the Properties will decline.

Harvest Operations future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on Harvest Operations' success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, Harvest Operations' reserves and production will decline over time as reserves are exploited.

Trust Units will have no value when reserves from the Properties can no longer be economically marketed and, as a result, subscribers for Trust Units will need to obtain a return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

There is strong competition relating to all aspects of the oil and natural gas industry. Harvest Operations will actively compete for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than Harvest Operations.

There can be no assurance that Harvest Operations will be successful in developing or acquiring additional reserves on terms that meet Harvest Operations' investment objectives.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Additional Financing

To the extent that external sources of capital, including the issuance of additional Trust Units, becomes limited or unavailable, the Trust's and Harvest Operations' ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent the Trust or Harvest Operations is required to use cash flow to finance capital expenditures or property acquisitions, the level of Cash Available For Distribution will be reduced.

Limited Operational History

Harvest Operations and the Trust were only recently organized and have a limited history of operations and the Trust has made only limited distributions.

Impact of Future Capital Expenditures

The Reserve Value of the Properties as estimated by McDaniel is based in part on cash flows to be generated in future years as a result of future capital expenditures. The Reserve Value of the Properties as estimated by McDaniel will be reduced to the extent that such capital expenditures on the Properties do not achieve the level of success assumed by McDaniel.

Volatility of Commodity Prices and Foreign Exchange Risk

The Trust's results of operations and financial condition, and therefore the NPI and the Direct Royalties, will be dependent on the prices received for petroleum, natural gas and natural gas liquids production. Prices for petroleum, natural gas and natural gas liquids have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of Harvest Operations or the Trust. Oil prices received from production in Canada also reflect changes in the Canadian/U.S. currency exchange rate. Any decline in petroleum oil and natural gas prices or increases in differentials could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. Harvest Operations may manage the risk associated with changes in commodity prices and foreign exchange rates by entering, or causing the Trust to enter, from time to time, into crude oil and natural gas price hedges and foreign exchange

contracts. To the extent that Harvest Operations or the Trust engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to counterparty risk. In addition, commodity hedge contracts may require, from time to time, margin payments to be made which could impact negatively on the Trust's ability to make distributions to Unitholders. Harvest Operations must also meet certain ongoing hedging covenants under its credit facility. To the extent that commodity prices increase significantly, Cash Available for Distribution could be negatively affected.

Crude Oil Differentials

Harvest Operations crude oil production from the Properties will be approximately 73% light and medium oil, 26% heavy oil and 1% natural gas and natural gas liquids. Processing medium oil and heavy oil is more expensive than processing conventional light oil, and such processing yields less valuable products compared to refining light oil; accordingly, producers of heavy oil or medium oil receive lower wellhead prices. The differential between light oil and heavy oil or medium oil has fluctuated widely during recent years and when considered with the fluctuating prices of light oil, substantially increases the volatility of prices for heavy oil and medium oil. Any increase in the differentials could result in lower prices being received for petroleum, natural gas and natural gas liquids and could have a material adverse effect on the Trust's operations, financial condition and the level of funds available for the development of its oil and natural gas reserves. Volatility in the differential is a result of an availability of supply, seasonal demand, pipeline constraints and conversion capacity of refineries, which are beyond the control of the Trust or Harvest Operations.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. Harvest Operations and the Trust will actively compete for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than Harvest Operations and the Trust. Some of those organizations not only explore for, develop and produce oil and natural gas but also carry on refining operations and market petroleum and other products on a world-wide basis and as such have greater and more diverse resources on which to draw.

Potential Conflicts of Interest

Circumstances may arise where members of the Harvest Board of Directors or officers of Harvest Operations are directors or officers of corporations which are in competition to the interests of Harvest Operations and the Trust. No assurances can be given that opportunities identified by such board members will be provided to Harvest Operations and the Trust. See "Conflicts of Interest".

Nature of Trust Units

Securities such as the Trust Units are hybrids in that they share certain attributes common to both equity securities and debt instruments. Trust Units are dissimilar to debt instruments in that there is no principal amount owing to Unitholders. The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in Harvest Operations. The Trust Units represent a fractional interest in the Trust. As holders of Trust Units, Unitholders will not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets will be Permitted Investments, the NPI, the Direct Royalties and related contractual rights. The market price per Trust Unit will be a function of anticipated Cash Available For Distribution, the value of the Properties acquired by Harvest Operations and Harvest Operations' ability to effect long-term growth in the value of the Trust. The issue price of each Trust Unit is greater than the per Trust Unit Reserve Value of the Provost Properties. The market price of the Trust Units will be sensitive to a variety of market conditions including, but not limited to, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust Fund or the obligations or affairs of the Trust or with respect to any act performed by the Trustee or by any other person pursuant to the Trust Indenture or with respect to any act or omission of the Trustee or any other person in the performance or exercise, or purported performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustee or such other person hereunder or with respect to any transaction entered into by the Trustee or by any other person pursuant to the Trust Indenture. No Unitholder shall be liable to indemnify the Trustee or any such other person with respect to any such liability or liabilities incurred by the Trustee or by any such other person or persons or with respect to any taxes payable by the Trust or by the Trustee or by any other person on behalf of or in connection with the Trust. Notwithstanding the foregoing, to the extent that any Unitholders are found by a court of competent jurisdiction to be subject to any that liability, such liability shall be enforceable only against, and shall be satisfied only out of, the Trust Fund, and the Trust (to the extent of the Trust Fund) is liable to, and shall indemnify and save harmless any Unitholder against any costs, damages, liabilities, expenses, charges or losses suffered by any Unitholder from or arising as a result of such Unitholder not having any such limited liability.

The Trust Indenture also provides that all contracts signed by or on behalf of the Trust, whether by Harvest Operations, the Trustee, or otherwise, must (except as the Trustee or Harvest Operations may otherwise expressly agree with respect to their own personal liability) contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely by the Harvest Board in view of the fact that all business operations are carried on by Harvest Operations.

The activities of the Trust and Harvest Operations, its wholly-owned subsidiary, are conducted and are intended to be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of Harvest Operations and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Net Asset Value

The net asset value of the Trust will vary dependent upon a number of factors beyond the control of management, including oil and natural gas prices. The trading prices of the Trust Units is also determined by a number of factors which are beyond the control of management and such trading prices may be greater than or less than the net asset value of the Trust.

Change in the Trust's Status Under Tax Laws

Harvest presently qualifies as a mutual fund trust for purposes of the Tax Act and it is intended that the Trust continue to qualify as a mutual fund trust for such purposes; however, should the status of the Trust as a mutual fund trust be lost or successfully challenged by a relevant tax authority, certain adverse consequences may arise. The material consequences of losing mutual fund trust status are as follows: (i) Trust Units would not constitute qualified investments for Exempt Plans upon the Trust ceasing to be a mutual fund trust. Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Act equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Exempt Plan. An RRSP or RRIF holding Trust Units that are not qualified investments would become taxable n income attributable to the Trust Units while they are not qualified investments. RESPs which hold Trust Units that are not qualified investments may have their registration revoked by the Canada Customs and Revenue Agency; (ii) the Trust would be required to pay a tax under Part XII.2 of the Tax Act on certain types of income distributed to unitholders including income generated by oil and natural gas royalties held by the Trust. The payment of the Part XII.2 tax by the Trust may have adverse income tax consequences for certain Unitholders, since the amount of cash available for distribution would be reduced by the amount of the tax; (iii) the

Trust would cease being eligible for the capital gains refund mechanism available under the Tax Act upon ceasing to be a mutual fund trust; (iv) Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property upon the Trust ceasing to be a mutual fund trust. Such Unitholders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units constituting taxable Canadian property; and (v) the Trust would be subject to alternative minimum tax under Part I of the Tax Act.

Structure of the Trust

From time to time, the Trust may take steps to organize its affairs in a manner which minimizes taxes and other expenses payable with respect to the operation of the Trust and the Operating Subsidiaries and which maximizes the amount of cash available for distributions to Unitholders. If the manner in which the Trust structures its affairs is successfully challenged by a taxation or other authority, the amount of cash available for distribution to Unitholders may be affected.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

At no time since incorporation has there been any indebtedness of any director or officer of Harvest Operations, or any associate of any such director or officer, to Harvest Operations or the Trust or to any other entity which is, or at any time since the beginning of the most recently completed financial period has been, the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Harvest Operations or the Trust.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of insiders of the Trust, proposed nominees for election as directors, or any associate or affiliate of such insiders or nominees since January 1, 2003, or in any proposed transaction which is materially affected or would materially affect the Trust or any of its subsidiaries except as set forth below.

On January 24, 2003 Caribou, a corporation controlled by M. Bruce Chernoff (a director and Chairman of Harvest Operations), exercised warrants to purchase 150,000 trust units for proceeds of $150,000. The warrants were granted in respect of debt financing provided by Caribou Capital Corp. to the Trust in 2002.

On February 4, 2003, Mr. Chernoff, Jacob Roorda (the President of Harvest Operations) and John Brussa (a director of Harvest Operations) acquired 167,750, 10,000 and 1,500 Special Warrants, respectively, at a price of $10.00 per Special Warrant as part of an offering of 1,500,000 Special Warrants by the Trust. The Special Warrants which were purchased by the individuals described above were acquired on the same terms that all other Special Warrants were purchased.

On July 28, 2003, the Trust entered into the Equity Bridge Notes with Mr. Chernoff and Caribou (a company controlled by Mr. Chernoff), which provided for advances of up to $40,000,000 to the Trust to assist in connection with the acquisition by Harvest Operations of certain oil and gas properties. On July 29, 2003, the Trust received $11,000,000 in advances pursuant to the Equity Bridge Notes to fund the deposit relating to the purchase of such properties. On September 29, 2003, the Trust amended the Equity Bridge Notes to allow advances to be used to pay out Harvest Operations' then existing credit facility and entered into the Bridge Notes with Mr. Chernoff and Caribou providing for advances of up to $30,000,000 to the Trust to assist with the payout of Harvest Operations' then existing credit facility and to assist in connection with the acquisition by Harvest Operations of certain oil and gas properties. On September 29, 2003, the Trust received additional advances under the Equity Bridge Notes in the amount of $22,500,000 and also received advances of $25,000,000 under the Bridge Notes. These amounts were advanced by the Trust to Harvest Operations on September 30, 2003, and used to payout, in part, the approximately $48,100,000 owing under Harvest Operation Corp.'s then existing credit facility. On October 1, 2003, the $11,000,000 deposit with respect to the properties was refunded and this amount was used to partially repay $11,000,000 of principal in respect of the Bridge Notes. On October 16, 2003, Harvest Operations repaid $8,500,000 of the Equity Bridge Notes and approximately $14,000,000 was used to repay in full the Bridge Notes. On January 2, 2004 the Trust paid $665,068 in accrued interest in respect of equity bridge principal amounts

outstanding during the fourth quarter of 2003. On January 26 and 29, 2004 the Trust repaid the remaining $25,000,000 of equity bridge principal amounts outstanding and paid $185,232 of interest accrued since December 31, 2003.

On October 16, 2003, David M. Fisher (the Vice President, Finance of Harvest Operations) and certain family trusts for which Mr. Fisher is the executor and administrator acquired 20,250 Trust Units of the Trust at a price of $12.00 per Trust Unit. Such Trust Units were issued as part of the October 7, 2003 offering in which a total of 4,312,500 Trust Units were issued by the Trust. The Trust Units which were purchased by Mr. Fisher and the family trusts were acquired on the same terms that all other Trust Units were acquired under the October 7, 2003 offering.

On January 29, 2004, Mr. Chernoff acquired $4,500,000 principal amount of debentures at a price of $1,000 per Debenture. The Debentures acquired were issued as part of the January 21, 2004 Debenture offering in which a total of $60,000,000 principal amount of Debentures were issued by the Trust. The Debentures purchased by Mr. Chernoff were acquired on the same terms and conditions as all other Debentures issued under the January 21, 2004 offering.

SCHEDULE A
REPORT OF MANAGEMENT AND DIRECTORS ON RESERVES DATA AND OTHER INFORMATION

Management of Harvest Operations Corp. (the "Company") on behalf of Harvest Energy Trust (the "Trust") are responsible for the preparation and disclosure of information with respect to the Company's and the Trust's other subsidiaries' oil and natural gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and natural gas reserves estimated as at December 31, 2003 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and natural gas reserves estimated as at December 31, 2003 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Company's and the Trust's other subsidiaries' reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves, Safety & Environment Committee (the "RSE Committee") of the board of directors of the Company has

(c) reviewed the Company's procedures for providing information to the independent qualified reserves evaluator;

(d) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(e) reviewed the reserves data with management and the independent qualified reserves evaluator.

The RSE Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with oil and natural gas activities and has reviewed that information with management. The board of directors has, on the recommendation of the Audit Committee, approved

(f) the content and filing with securities regulatory authorities of the reserves data and other oil and natural gas information;

(g) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(h) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(signed) "Jacob Roorda"
Jacob Roorda
President

(signed) "J. A. Ralston"
J. A. Ralston
Vice President, Operations

(signed) "Verne Johnson"
Verne Johnson
Director and Chairman of the RSE Committee

(signed) "Hank B. Swartout"
Hank B. Swartout
Director and Member of the RSE Committee

April 30, 2004

SCHEDULE B
REPORT ON RESERVES DATA

To the board of directors of Harvest Operations Corp. (the "Company"):

1. We have evaluated the Company's reserves data as at December 31, 2003. The reserves data consist of the following:

   (a) proved and proved plus probable oil and natural gas reserves estimated as at December 31, 2003 using forecast prices and costs and the related estimated future net revenue; and

   (b) proved oil and natural gas reserves estimated as at December 31, 2003 using constant prices and costs and the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2003, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management:

Preparation Date of Evaluation Report	Location of Reserves	Net Present Value of Future Net Revenue $M (before income taxes, 10% discount rate)			
		Audited	Evaluated	Reviewed	Total
December 31, 2003	Canada	-	$169,171	-	$169,171

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update our report referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above.

McDaniel & Associates Consultants Ltd.

(signed) "B. H. Emslie, P.Eng"
Senior Vice President
Calgary, Alberta
April 30, 2004

SCHEDULE C
FINANCIAL STATEMENTS

1. Audited Comparative Consolidated Financial Statements of Harvest Energy Trust as at and for the Years Ended December 31, 2003 and 2002.

2. Unaudited Comparative Financial Statements of Harvest Energy Trust as at and for the Three Months Ended March 31, 2004 and 2003.

3. Schedule of Revenue and Expenses for certain of the Provost Properties Acquired from Devon Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001.

4. Schedule of Revenue and Expenses for certain of the Provost Properties Acquired from Anadarko Canada Corporation – Years Ended December 31, 2001, 2000 and 1999 and Six Months Ended June 30, 2002 and 2001.

5. Schedule of Revenue and Expenses for the Carlyle Properties – Years Ended December 31, 2002, 2001 and 2000 and Nine Months Ended September 30, 2003 and 2002.

6. Pro Forma Consolidated Financial Statements of Harvest Energy Trust as at and for the Year Ended December 31, 2003 and the Three Months Ended March 30, 2004.

Consolidated Financial Statements of

Harvest Energy Trust

December 31, 2003

Auditors' Report to the Trustee of Harvest Energy Trust and Directors of Harvest Operations Corp.

We have audited the consolidated balance sheets of Harvest Energy Trust as at December 31, 2003 and 2002 and the consolidated statements of income and accumulated income and cash flows for the year ended December 31, 2003 and for the period from July 10, 2002 (date of formation) to December 31, 2002. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2003 and 2002 and the results of its operations and its cash flows for the year ended December 31, 2003 and for the period from July 10, 2002 (date of formation) to December 31, 2002 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants

(signed) KPMG LLP

Calgary, Canada
April 15, 2004

Harvest Energy Trust

Consolidated Balance Sheets

	December 31, 2003	December 31, 2002
Assets		
Current assets		
Cash and short-term investments	$ -	$ 4,502,947
Accounts receivable	19,167,646	13,577,870
Prepaid expenses and deposits	12,130,895	534,573
	31,298,541	18,615,390
Deferred financing charges, net of amortization	1,988,728	2,209,792
Future income tax *[Note 11]*	11,585,000	1,272,000
Property, plant and equipment *[Notes 4 and 5]*	175,377,231	71,631,507
	$ 220,249,500	$ 93,728,689
Liabilities and Unitholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 17,186,335	$ 5,640,176
Cash distributions payable	3,421,801	1,862,500
Accrued interest payable	231,507	389,349
Equity bridge interest payable *[Notes 10 and 14]*	665,069	-
Demand loan *[Note 6]*	63,348,972	45,286,396
	84,853,684	53,178,421
Site restoration provision *[Note 7]*	4,321,558	544,178
	89,175,242	53,722,599
Unitholders' equity		
Unitholders' capital *[Note 8]*	117,406,737	36,727,997
Equity bridge notes *[Note 10]*	25,000,000	-
Accumulated income	20,975,821	5,136,093
Contributed surplus	239,063	4,500
Accumulated cash distributions	(32,547,363)	(1,862,500)
	131,074,258	40,006,090
	$ 220,249,500	$ 93,728,689

Subsequent events [Note 15]

Commitments and contingencies [Note 16]

See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

(signed) John Brussa, Director

(signed) Verne G. Johnson, Director

Harvest Energy Trust

Consolidated Statement of Income and Accumulated Income

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Revenue		
Oil and natural gas sales	**$ 119,351,486**	$ 22,708,921
Hedging loss	**(18,924,364)**	(1,009,060)
Royalty income	**660,452**	119,982
Royalty expense	**(17,072,534)**	(2,864,411)
	84,015,040	18,955,432
Expenses		
Operating	**36,044,629**	6,396,294
General and administrative	**4,339,738**	576,780
Interest	**2,975,236**	2,010,032
Finance charges and amortization of deferred finance charge	**2,607,240**	635,511
Site restoration and reclamation	**4,354,620**	544,178
Depletion, depreciation and amortization	**29,361,741**	5,136,829
Foreign exchange gain	**(4,373,510)**	(255,056)
	75,309,694	15,044,568
Income before taxes	**8,705,346**	3,910,864
Taxes		
Large corporation tax	**157,382**	46,771
Future tax recovery *[Note 11]*	**(8,162,038)**	(1,272,000)
Net income for the period	**16,710,002**	5,136,093
Interest on equity bridge notes *[Note 10]*	**(870,274)**	-
Accumulated income, beginning of period	**5,136,093**	-
Accumulated income, end of period	**$ 20,975,821**	$ 5,136,093
Net income per trust unit *[Note 9]*		
Basic	**$ 1.33**	$ 3.69
Diluted	**$ 1.29**	$ 3.46

See accompanying notes to consolidated financial statements.

Harvest Energy Trust

Consolidated Statement of Cash Flows

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Cash provided by (used in)		
Operating Activities		
Net income for the period	$ 16,710,002	$ 5,136,093
Items not requiring cash		
Site restoration and reclamation	4,354,620	544,178
Depletion, depreciation and amortization	29,361,741	5,136,829
Foreign exchange (gain) loss	1,432,074	(255,056)
Amortization of finance charges	2,555,769	209,788
Future tax expense	(8,162,038)	(1,272,000)
Unit based compensation	234,563	4,500
Cash flow from operations	46,486,731	9,504,332
Change in non-cash working capital *[Note 13]*	(12,285,485)	(6,974,243)
	34,201,246	2,530,089
Financing Activities		
Issue of trust units, net of costs	61,691,083	31,727,997
Issue of trust units under the distribution reinvestment plan, net of costs *[Note 8]*	10,637,657	-
Issue of equity bridge notes *[Note 10 and 14]*	33,500,000	-
Repayment of equity bridge notes *[Note 10 and 14]*	(8,500,000)	-
Issue of bridge notes *[Note 14]*	25,000,000	-
Repayment of bridge notes *[Note 14]*	(25,000,000)	-
Interest on equity bridge notes	(205,205)	-
Initial financing	-	55,041,491
Repayment of initial financing	-	(55,041,491)
Issuance of debentures	-	5,000,000
Increase in demand loan	143,660,601	60,202,789
Repayment of demand loan	(128,397,535)	(14,661,337)
Repayment of promissory note payable	(850,000)	-
Financing costs	(2,334,705)	(2,419,580)
Cash distributions	(29,125,562)	-
Change in non-cash working capital balances related to financing activities *[Note 13]*	2,224,370	781,049
	82,300,704	80,630,918
Investing Activities		
Acquisition of properties	(90,549,403)	(76,153,324)
Acquisition of a private company *[Note 4]*	(3,000,000)	-
Additions to property, plant and equipment	(27,208,770)	(770,162)
Site restoration and reclamation	(577,240)	-
Proceeds on disposition of property, plant and equipment	-	155,150
Change in non-cash working capital balances related to investing activities *[Note 13]*	330,516	(1,889,724)
	(121,004,897)	(78,658,060)
Increase (decrease) in cash and short-term investments	(4,502,947)	4,502,947
Cash and short-term investments, beginning of period	4,502,947	-
Cash and short-term investments, end of period	$ -	$ 4,502,947
Cash interest payments	$ 2,865,684	$ 1,886,921
Cash tax payments	$ 157,382	$ -
Cash distributions declared per unit *[Note 8]*	$ 2.40	$ 0.20

See accompanying notes to consolidated financial statements.

1. Structure of the trust

Harvest Energy Trust (the "Trust") is an open-ended, unincorporated investment trust formed under the laws of Alberta. Pursuant to trust indentures and an administration agreement, the Trust is managed by its wholly owned subsidiary, Harvest Operations Corp. ("Harvest Operations"). The Trust acquires and holds net profit interests in oil and natural gas properties in Alberta acquired and held by Harvest Operations and WestCastle Energy Inc. ("WestCastle"). The Trust acquires and holds net profit interests in oil and natural gas properties in Saskatchewan and held by Harvest Sask. Energy Trust. The Trust is the sole unitholder of the Harvest Sask. Energy Trust. Harvest Operations is the sole shareholder of WestCastle. All properties under the Trust, are operated by Harvest Operations.

The beneficiaries of the Trust are the holders of trust units. The Trust makes monthly distributions of its distributable cash to unitholders of record on the last business day of each calendar month.

2. Significant accounting policies

These consolidated financial statements of the Trust have been prepared by management in accordance with Canadian generally accepted accounting principles ("Canadian GAAP").

(a) Consolidation

These consolidated financial statements include the accounts of the Trust and its wholly-owned subsidiaries Harvest Operations, WestCastle and Harvest Sask. Energy Trust. All inter-entity transactions and balances have been eliminated upon consolidation.

(b) Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies, if any, as at the date of the financial statements and the reported amounts of revenues and expenses during the period. Specifically, amounts recorded for depletion, depreciation, amortization and site restoration and reclamation and amounts used for the ceiling test calculation are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates are subject to measurement uncertainty.

(c) Revenue recognition

Revenues associated with the sale of the subsidiaries crude oil, natural gas and natural gas liquids are recognized when title passes from the subsidiaries to their customers.

(d) Cash and short-term investments

Short-term investments with maturities less than three months are considered to be cash equivalents and are recorded at cost, which approximate market value.

(e) Joint venture accounting

The subsidiaries of the Trust conduct substantially all of their oil and natural gas production activities through joint ventures, and the accounts reflect only their proportionate interest in such activities.

(f) Property, plant and equipment

The Trust follows the full cost method of accounting. All costs of acquiring oil and natural gas properties and related exploration and development costs, including overhead charges directly related to these activities, are capitalized and accumulated in one cost center. Maintenance and repairs are charged against income. Renewals and enhancements that extend the economic life of the capital assets are capitalized.

Gains and losses are not recognized on disposition of oil and natural gas properties unless that disposition would alter the rate of depletion by 20% or more.

Ceiling test

The Trust places a limit on the aggregate cost of capital assets, which may be carried forward for depletion against net revenues of future periods (the ceiling test). The ceiling test is a cost recovery test whereby the capitalized costs, less accumulated depletion and site restoration and the lower of cost and market value of unproved land, are limited to an amount equal to estimated undiscounted future net revenues from proved reserves, less general and administrative expenses, site restoration, management fees, future financing costs and applicable income taxes. Costs and prices at the balance sheet date are used. Any costs carried on the balance sheet in excess of the ceiling test limitation are charged to income.

Site restoration and reclamation provision

The Trust provides for the cost of future site restoration and reclamation, based on estimates by management, using the unit-of-production method. Actual site restoration costs are charged against the accumulated liability.

Depletion, depreciation and amortization

Provision for depletion and depreciation of petroleum and natural gas assets is calculated on the unit-of-production method, based on proved reserves before royalties as estimated by independent petroleum engineers. The basis used for the calculation of the provision is the capitalized costs of petroleum and natural gas assets plus the estimated future development costs of proved undeveloped reserves. Reserves are converted to equivalent units on the basis of six thousand cubic feet of natural gas to one barrel of oil.

Depreciation and amortization of office furniture and equipment is provided for at rates ranging from 20% to 50% per annum.

(g) Income taxes

The Trust and Harvest Sask. Energy Trust are taxable entities under the *Income Tax Act (Canada)* and are taxable only on income that is not distributed or distributable to the unitholders. As both the Trust and Harvest Sask. Energy Trust plan to distribute all of their taxable income to their respective unitholders and meet the requirements of the *Income Tax Act (Canada)* applicable to a Trust, neither the Trust nor Harvest Sask. Energy Trust make provisions for future income taxes.

Harvest Operations and WestCastle follow the liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in its financial statements and its respective tax base, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. Temporary differences arising on acquisitions result in future income tax assets and liabilities.

(h) Unit-based compensation

The Trust uses the fair value method of accounting for the Trust Unit incentive plan *[Note 9]*. Under the terms of the plan, the exercise price of rights granted may be reduced in future periods based on the distributions made to Trust unitholders. The compensation expense is recognized into income over the vesting period of the associated unit appreciation right.

(i) Deferred financing charges

Deferred financing charges relate to costs incurred on the issuance of debt and are amortized on a straight-line basis over the term of the debt, and are included in the associated interest expense.

(j) Financial instruments

Harvest Operations enters into financial instruments to manage its exposure to adverse fluctuations in commodity prices, foreign currency exchange rates, electricity costs and interest rates. Harvest Operation's policy is not to utilize derivative financial instruments for trading or speculative purposes. Realized gains or losses on financial instruments that are designated and assessed effective as hedges are recognized in income concurrently with the underlying hedged transaction. If the hedge of an anticipated transaction is terminated or ceases to be effective, the associated gain or loss at that date is deferred and recognized concurrently with the anticipated transaction. Subsequent changes in value of the financial instruments are reflected in income. Harvest may also enter into debt denominated in U.S. dollars as an economic hedge of the impact of foreign currency exchange rates on future revenues.

(k) Foreign currency translation

Monetary assets and liabilities denominated in a foreign currency are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the monthly average rate of exchange. Translation gains and losses are included in income in the period in which they arise.

(l) Comparative figures

Certain prior period's comparative figures have been reclassified to conform to the current year's presentation.

3. Changes in accounting policy

Trust unit incentive plan

The Trust has elected to prospectively adopt the amendments to CICA Handbook section 3870 "Stock-based Compensation and Other Stock-based payments". Under this section, the Trust has chosen to recognize compensation expense when trust unit rights are granted under the trust unit incentive plan with no cash settlement features on a prospective basis. As such, compensation expense has been calculated on all trust unit rights issued on or subsequent to January 1, 2003. The fair value of trust unit rights issued has been determined using a binomial option pricing model. The binomial model has been utilized by the Trust as it allows the calculation of the fair value of a trust unit right with a decreasing exercise price, based on the distributions paid from the date of issue to the date of vesting.

As a result of adopting this amendment, the net income for the year ended December 31, 2003 has decreased by $234,503.

4. Acquisitions

On June 1, 2003, the Trust acquired all of the common shares and the Net Profit Interest of a private company. Total consideration paid by the Trust was $10.1 million, and consisted of the issuance of 625,000 trust units at a price of $10.00 per trust unit *[Note 8]*, $3 million in cash and an $850,000 unsecured demand promissory note that bears interest at 10% per annum effective June 27, 2003. The acquisition has been accounted for using the purchase price method.

On October 16, 2003, the Trust acquired the Carlyle Properties in Southeastern Saskatchewan for total consideration of approximately $79.5 million before costs and purchase price adjustments. The acquisition was partially financed by the issue of trust units on October 16, 2003 *[Note 8]* with the balance being funded by Harvest Operations bank facility.

The following summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. Harvest Operations has not yet completed its final calculation of the assets acquired and liabilities assumed and therefore, the purchase price allocation maybe subject to change.

	Amount
Acquisition of Private Company	
Property, plant & equipment	$ 15,400,255
Working capital, net	(2,500,745)
Bank debt	(2,799,510)
	10,100,000
Acquisition of Carlyle properties	
Property, plant & equipment	79,500,000
	$ 89,600,000

5. Property, plant and equipment

December 31, 2003	Cost	Accumulated depletion, depreciation and amortization	Net book value
Oil and natural gas properties	$ 162,079,020	$ (25,977,561)	$ 136,101,459
Production facilities and equipment	47,071,008	(8,345,533)	38,725,475
Office furniture and equipment	707,773	(157,476)	550,297
	$ 209,857,801	$ (34,480,570)	$ 175,377,231

December 31, 2002	Cost	Accumulated depletion, depreciation and amortization	Net book value
Oil and natural gas properties	$ 55,188,754	$ (3,841,661)	$ 51,347,093
Production facilities and equipment	21,343,287	(1,271,752)	20,071,535
Office furniture and equipment	236,295	(23,416)	212,879
	$ 76,768,336	$ (5,136,829)	$ 71,631,507

General and administrative costs of $1,311,233 and $174,425 have been capitalized during the year ended December 31, 2003 and period ended December 31, 2002, respectively.

All costs are subject to depletion and depreciation at December 31, 2003. In addition, future development costs of $15.2 million (2002 - $9.9 million) are included in depletion and depreciation calculations at December 31, 2003.

In accordance with Canadian GAAP, the Trust has performed a ceiling test as at December 31, 2003. Using December 31, 2003 commodity prices of WTI $US 32.78 per barrel for crude oil and AECO $5.87 per mcf for natural gas, resulted in a ceiling test excess.

6. Demand loan

On October 16, 2003, Harvest Operations Corp. entered into a credit agreement with a syndicate of Canadian chartered banks and the Alberta Treasury Branches. The revolving reducing demand loan provides a borrowing base of $89 million with availability reducing by $4.5 million on the last day of each calendar month starting January 31, 2004. The demand loan permits drawings in Canadian or U.S. dollars, and includes bankers acceptances, LIBOR, $10 million in letters of credit and a $3 million mark to market facility to be used for financial instrument hedging. The demand loan bears interest at rates ranging from 0.25% to 2% above the applicable Canadian or U.S. prime depending upon the type of borrowing and the debt to annualized cash flow ratio. The demand loan is secured by a $150 million debenture with a floating charge over all of the assets of the Corporation. The distributions payable to the Trust's unitholders, the Equity Bridge notes *[Note 10]*, and the convertible debentures *[Note 15]* are subordinate to the obligations of the demand loan. Certain restrictive covenants, including a working capital ratio of at least one to one and that Harvest maintains a minimum hedging of 50% and 25% of oil volumes for the first four forward quarters and next four calendar quarters respectively, are required to be maintained for the purpose of measuring Harvest Operations' ability to meet its obligation under the credit agreement.

7. Site restoration and reclamation

Site restoration involves the surface clean up and reclamation of well site and field production facilities. In addition, certain plant facilities will require decommissioning, which involves dismantlement of facilities as well as the decontamination and reclamation of these lands. Total estimated future costs are approximately $29.9 million of which $4.3 million has been accrued to December 31, 2003. The board of directors has established a notional fund to ensure that cash is available to carry out the future site restoration and reclamation work. This fund is an allocation restricting utilization of the borrowing base under the demand loan, and is currently being accrued at $125,000 per month, the monthly accrued amount is reviewed annually. The fund is reduced for actual site restoration and reclamation expenditures incurred. The balance of the fund as at December 31, 2003 was $1,047,760.

8. Unitholders' capital

(a) Authorized

The authorized capital consists of an unlimited number of trust units.

Each trust unitholder is entitled to a beneficiary interest in any distribution of the Trust and in any net assets in the event of termination or wind-up. Trust units are redeemable at any time at the option of the holder. The redemption price is equal to the lesser of 95% of the average market price of the trust units during a 10 day period commencing immediately after the redemption date and the closing market price on the redemption date. The total amount payable by the Trust in respect of redemptions in any calendar month shall not exceed $100,000. To the extent that a unitholder is entitled to a redemption payment, it will be satisfied by a cash payment from the Trust or by the Trust distributing a pro-rata number of Harvest Operations notes or distributing its own notes.

(b) Issued

	Number of units	Amount
Issued for cash on formation (i)	100	$ 100
Initial public offering (ii)	4,312,500	34,500,000
Settlement of debenture (iii)	5,000,000	5,000,000
Cancel the initial units issued on formation (i)	(100)	(100)
Unit issue costs	—	(2,772,003)
As at, December 31, 2002	9,312,500	$ 36,727,997
Exercise of warrants (iv)	150,000	150,000
Special warrant exercise (v)	1,500,000	15,000,000
Acquisitions (vi)	825,000	8,350,000
Trust unit issue (vii)	4,312,500	48,645,000
Distribution reinvestment plan issuance (iix)	1,009,006	10,637,657
Share issue costs	—	(2,103,917)
As at, December 31, 2003	17,109,006	$ 117,406,737

(i) On July 10, 2002, the Trust issued 100 units for cash proceeds of $100. As per the agreement on the initial issuance, the units were cancelled upon the completion of the initial public offering on December 5, 2002.

(ii) On December 5, 2002, the Trust issued 3,750,000 trust units for $27.6 million, net of a 6% underwriters' fee and $702,003 of issue costs. The net proceeds were used to fully repay a loan from a corporation controlled by a director of Harvest Operations and partially repay the bank loans. In

conjunction with this initial public offering, the Trust granted the underwriters an option, to purchase up to an additional 562,500 trust units at a price of $8.00 per unit. On December 17, 2002, the underwriters exercised the option; the net proceeds were used to partially repay the bank loans.

(iii) Upon completion of the initial public offering the Trust paid the trust debenture principal and interest thereon, by the issuance of 5,000,000 trust units and a cash payment of $34,829.

(iv) On January 24, 2003, 150,000 trust units were issued to a corporation controlled by a director of Harvest Operations on the exercise of a warrant. The $150,000 in proceeds was added to working capital.

(v) On March 7, 2003, 1,500,000 special warrants were exercised into trust units. The special warrants were issued on February 4, 2003 for $13,700,000 net of a 5% underwriters' fee and approximately $550,000 of issues costs.

(vi) On May 27, 2003, the Trust issued 200,000 trust units at a price of $10.50 per trust unit, for consideration of the purchase of a crude oil producing property.

On June 27, 2003, the Trust issued 625,000 trust units at a price of $10.00 per trust unit, for partial consideration of the purchase of a private company *[Note 4]*.

(vii) On October 16, 2003, the Trust issued 4,312,500 trust units at a price of $12.00 per trust unit, for proceeds of $51.75 million net of a 6% underwriters' fee and $346,000 of issue costs. The net proceeds were used to partially fund the acquisition of Carlyle properties in South East Saskatchewan.

(iix) The following table summarizes the issuance of trust units under the distribution reinvestment plan ("DRIP"):

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP	Amount
January	January 31, 2003	February 17, 2003	79,208	$ 794,650
February	February 28, 2003	March 17, 2003	73,230	780,223
March	March 31, 2003	April 15, 2003	96,019	907,805
April	April 30, 2003	May 15, 2003	98,535	925,662
May	May 31, 2003	June 16, 2003	103,059	990,697
June	June 30, 2003	July 15, 2003	104,425	989,718
July	July 31, 2003	August 15, 2003	92,818	989,612
August	August 29, 2003	September 15, 2003	88,095	1,007,068
September	September 30, 2003	October 15, 2003	89,578	1,028,349
October	October 31, 2003	November 14, 2003	88,256	1,046,629
November	November 28, 2003	December 15, 2003	95,783	1,177,244
As at, December 31, 2003			1,009,006	$ 10,637,657

(c) Per unit information

The following table summarizes the trust units used in calculating income per trust unit.

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Weighted average trust units outstanding, basic	12,590,937	1,391,608
Effect of trust unit rights	411,868	87,500
Weighted average trust units outstanding, diluted	13,002,805	1,479,108

9. Trust unit incentive plan

A trust unit incentive plan has been established whereby the Trust is authorized to grant non-transferable rights to purchase trust units to directors, officers, consultants, employees and other service providers to an aggregate of 1,121,000 trust units. The initial exercise price of rights granted under the plan is equal to the closing market price on the date immediately prior to the date the rights are granted and the maximum term of each right is not to exceed five years. The exercise price of the rights is adjusted downwards from time to time based upon the cash distributions made on the trust units if the minimum distribution rate is met. The following summarizes the trust units reserved for issuance under the trust unit incentive plan:

	Trust unit rights	**Weighted average exercise price**
Granted on November 25, 2002	787,500	$ 8.00
Average reduction in exercise price due to distributions	-	(0.20)
As at, December 31, 2002	787,500	7.80
Granted, January 24, 2003	32,500	10.21
Granted, February 14, 2003	34,500	10.75
Granted, July 15, 2003	12,500	10.18
Granted, July 17, 2003	7,500	10.20
Granted, July 18, 2003	11,000	10.30
Granted, October 17, 2003	73,400	12.19
Granted, December 15, 2003	106,250	13.15
Average reduction in exercise price due to distributions	-	(2.02)
As at, December 31, 2003	1,065,150	$ 6.86

All of the trust unit rights outstanding vest equally over the next four years on their anniversary date.

For purposes of estimating fair value disclosures below, the fair value of each trust unit right has been estimated on the grant date using the following weighted-average assumptions:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Expected volatility	23.30%	25.60%
Risk free interest rate	4.08%	3.00%
Expected life of the trust unit rights	4 years	4 years
Estimated annual distributions per unit	$2.40	$2.40

For the purposes of pro forma disclosures, the estimated fair value of all of the trust unit rights is amortized to expense over the vesting periods. The Trust's pro forma net income and per trust amounts would have been accounted for as follows:

		Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Net income	As reported	$16,710,002	$5,136,093
	Pro forma	$15,422,502	$4,969,520
Income per unit - basic	As reported	$1.33	$3.69
	Pro forma	$1.20	$3.57
Income per unit - diluted	As reported	$1.29	$3.46
	Pro forma	$1.16	$3.35

During the year ended December 31, 2003 and the period from July 10 to December 31, 2002, the Trust has recognized $234,563 and $4,500 respectively, in compensation expense and included it in general and administrative expense in the consolidated statement of income and accumulated income.

10. Equity bridge note

On July 28, 2003, the Trust entered into two equity bridge note agreements, which provide for advances in aggregate of up to $40 million. The terms and conditions are identical for both agreements, which is comprised of a $30 million agreement with a corporation controlled by a director of Harvest Operations, and a $10 million agreement with a director of Harvest Operations.

Under the terms of the agreements, interest is paid quarterly in arrears and is calculated daily at a fixed rate of 10% per annum. The Trust has the option to settle the quarterly interest payments with cash or the issue of trust units. If the Trust elects to issue trust units, the number of trust units to be issued to settle a

quarterly payment shall be the equivalent to the quarterly payment amount divided by 90% of the most recent ten-day weighted average trading price.

The Trust also has the option to repay the principal amounts outstanding at any time. If the Trust chooses to partially repay the outstanding principal amount, such payment is to be made in cash. If the Trust elects to repay the full principal amount plus the accrued quarterly payment at maturity, the Trust then has the option to settle its obligation with cash or with the issue of trust units. The terms to settle with units is the same as with the interest option described above. The outstanding principal portion and all accrued and unpaid interest on the equity bridge note agreements is due and payable in full on January 1, 2005. Security has been provided in the form of a fixed and floating debenture on the Trust's NPI. The equity bridge lenders may demand payment of the full amount if specified events of default under the equity bridge note agreements occur. On September 29, 2003, the equity bridge note agreements were amended to extend the uses permitted under the previous agreements, to include repayment of bank debt. As at December 31, 2003, there was $25 million drawn on the equity bridge notes, and accrued interest of $665,069 which was paid subsequent to the year end *[Note 15]*. Total interest incurred and paid during the year on the equity bridge was $870,274 and $205,205 respectively. Interest in respect of the equity bridge notes is a charge to unitholders' equity and not included in income.

11. Income taxes

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities of Harvest Operations and WestCastle Energy Inc. for financial reporting purposes and the amounts used for income tax purposes. During 2003, legislation regarding the reduction of certain Federal and Provincial corporate income tax rates have received Royal Assent. These rate changes are expected to be applied in varying degrees over the next five years, and have resulted in an effective tax rate of approximately 34% for the Trust, to be applied on the temporary difference in the future tax calculation.

The provisions for future income taxes varies from the amount that would be computed by applying the combined Canadian federal and provincial income tax rates to the reported income before taxes as follows:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Income before taxes	$ 8,705,346	$ 3,910,864
Computed income tax expense at the statutory rates		
of 40.6% and 42.1%, respectively	3,536,112	1,646,473
Amount included in Trust income	(13,293,485)	(2,912,280)
	(9,757,373)	(1,265,807)
Increase (decrease) resulting from the following:		
Non-deductible crown royalties and other payments	(61,482)	9,400
Federal resource allowance	2,061,812	(17,000)
Unit appreciation rights expense	98,935	-
Foreign exchange gain	(1,281,561)	-
Rate change	794,419	
Other	(16,788)	1,407
Future income taxes	$ (8,162,038)	$ (1,272,000)

The components of the future tax assets are as follows:

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Future tax assets:		
Tax pools of oil and natural gas in excess of net book value	$ 8,782,000	$ 552,700
Resource allowance	1,203,000	172,000
Tax loss carry forwards	1,600,000	547,300
Net future tax asset	$ 11,585,000	$ 1,272,000

At December 31, 2003, the Trust has tax pools aggregating $118 million, including $0.8 million in non-capital losses which will expire in 2009. The tax pools exceed the corresponding book values by approximately $7.7 million.

At December 31, 2003, Harvest Sask Energy Trust has tax pools aggregating $47.5 million. The corresponding book values exceed the tax pools by approximately $4 million.

At December 31, 2003, Harvest Operations has tax pools aggregating $44.8 million, including $4.1 million in non-capital losses of which $1.1 million and $3 million expire in 2009 and 2010, respectively. The tax pools exceed the corresponding book values by approximately $24.7 million.

At December 31, 2003, Westcastle Energy Inc. has tax pools aggregating $7.1 million. The tax pools exceed the corresponding book values by approximately $7 million.

12. Financial instruments

The Trust is exposed to market risks resulting from fluctuations in commodity prices, foreign exchange rates and interest rates in the normal course of operations.

(a) Fair values

Financial instruments of the Trust consist mainly of cash, accounts receivable, prepaid expenses, accounts payable and accrued liabilities, distributions payable, large corporation taxes payable and current debt. As at December 31, 2003, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair value.

(b) Interest rate risk

The Trust is exposed to interest rate risk on its long-term debt.

(c) Credit risk

Substantially all of the accounts receivable are due from customers in the oil and natural gas industry and are subject to normal industry credit risks. Concentration of credit risk is mitigated by having a broad customer base, which includes a significant number of companies engaged in joint operations with the Trust. The Trust periodically assesses the financial strength of its partners and customers, including parties involved in the marketing or other commodity arrangements. The carrying value of accounts receivable reflects management's assessment of the associated credit risks.

(d) Foreign exchange rate risk

The Trust is exposed to the risk of changes in the Canadian / U.S. dollar exchange rate on sales of commodities that are denominated in U.S. dollars or directly influenced by U.S. dollar benchmark prices. During 2003, the Trust borrowed funds denominated in U.S. dollars as an economic hedge of the impact of exchange rates on sales during the year. As at December 31, 2003 all of the U.S. dollar debt had been repaid.

(e) Commodity risk management

The Trust uses oil sales contracts and derivative financial instruments to comply with this requirement. Under the terms of some of the derivative instruments, Harvest Operations is required to provide security from time to time based on the underlying market commodity price of those contracts. The Trust is also exposed to counterparty risk for theses derivative contracts. This risk is managed by diversifying the Trust's derivative portfolio among a number of counterparties.

The following is a summary of the oil sales contracts with price swap or collar features as at December 31, 2003, that have fixed future sales prices:

Commodity collar contracts based on West Texas Intermediate			
			Mark to Market
Daily Quantity	Term	Price per Barrel (Note 1)	Gain (Loss) Cdn $
2,500 Bbls/d	January through December 2004	U.S. $22.00 – 28.10	($2,456,677)
1,000 Bbls/d	January through December 2004	U.S. $23.00 – 27.95 ($18.00)	($1,095,885)
1,000 Bbls/d	January through December 2004	U.S. $25.00 – 28.25 ($18.00)	($954,367)
500 Bbls/d	January through December 2004	U.S. $27.50 – 31.00 ($20.25)	$154,929
500 Bbls/d	January through December 2004	U.S. $27.65 – 33.00 ($21.00)	($47,173)
Note 1	Harvest has sold a put option at the price denoted in parenthesis, for the same volumes as the		
	associated commodity contract. The counterparty may exercise this option if the respective		
	index falls below the specified price on a monthly settlement basis.		

Commodity swap contracts based on West Texas Intermediate			
			Mark to Market
Daily Quantity	**Term**	**Price per Barrel (Note 1)**	**Gain (Loss) Cdn $**
1,510 Bbls/d	January through March 2004	U.S. $23.23	($1,553,580)
1,300 Bbls/d	January through March 2004	U.S. $24.33	($1,171,187)
500 Bbls/d	January through December 2004	U.S. $24.12 ($15.50)	($1,441,863)
500 Bbls/d	January through December 2004	U.S. $24.25	($1,399,408)
500 Bbls/d	January through December 2004	U.S. $29.32	($203,583)
1,430 Bbls/d	April through June 2004	U.S. $22.93	($1,297,309)
1,200 Bbls/d	April through June 2004	U.S. $25.50	($2,911,765)
1,380 Bbls/d	July through September 2004	U.S. $22.70	($1,098,458)
500 Bbls/d	July through September 2004	U.S. $24.56	($287,414)
1,325 Bbls/d	October through December 2004	U.S. $22.54	($957,680)
500 Bbls/d	October through December 2004	U.S. $24.03	($272,808)
500 Bbls/d	January through December 2004	U.S. $30.50	$74,736
500 Bbls/d	January through December 2005	U.S. $24.00	($811,076)
1,100 Bbls/d	January through March 2005	U.S. $22.38	($714,041)
1,030 Bbls/d	April through June 2005	U.S. $22.18	($652,039)
Commodity swap contracts based on the Lloydminster Blend Crude differential			
2,000 Bbls/d	January through December 2004	U.S. ($7.75)	$1,368,005
1,000 Bbls/d	January through December 2004	U.S. ($8.20)	$471,726
500 Bbls/d	January through December 2004	U.S. ($7.90)	$306,622

The following is a summary of electricity price hedging swap contracts entered into by Harvest Operations to fix the cost of future electricity usage as at December 31, 2003:

Commodity swap contracts based on electricity prices			
			Mark to Market
Quantity	**Term**	**Price per Megawatt**	**Gain (Loss)**
5MW	January through December 2004	Cdn $46.00	$384,300
5MW	January through December 2004	Cdn. $46.00	$384,300
5MW	January through December 2004	Cdn. $45.50	$406,260
5MW	January through December 2005	Cdn $43.00	$153,300
9.75MW	January 2004 through March 2006	Cdn $44.50	$1,372,920
Commodity swap contracts based on electricity heat rate			
			Mark to Market
Swaps	**Term**	**Price per Megawatt**	**Gain (Loss)**
5MW	January through December 2005	8.40 GJ/MWh	$46,253

Foreign Currency Contracts			
Monthly			**Mark to Market**
Contract Amount	**Term**	**Contract Rate**	**Gain (Loss) Cdn $**
U.S. $3 million	January through December 2004	1.3333 Cdn / U.S.	$1,735,435

At December 31, 2003 the net mark-to-market unrealized loss for all the financial derivative contracts entered into by Harvest Operations was approximately $12,467,527. Harvest Operations has provided a deposit to the counterparties with some of its financial derivative contracts, based on the mark-to-market value of those contracts at the end of the trading day. As at December 31, 2003, this amount totaled $11,899,127 and is recorded in the prepaid expense and deposits balance.

13. Change in non-cash working capital

	Year ended December 31, 2003	Period from July 10 (date of formation) to December 31, 2002
Changes in non-cash working capital items:		
Accounts receivable	**$ (5,589,776)**	$ (13,577,870)
Prepaid expenses and deposits	**(11,596,322)**	(534,573)
Accounts payable and accrued liabilities	**11,546,159**	5,640,176
Cash distributions payable	**1,559,301**	-
Accrued interest payable	**(57,842)**	389,349
Equity bridge interest payable	**665,069**	-
	$ (3,473,411)	$ (8,082,918)
Changes relating to operating activities	**$ (12,285,485)**	$ (6,974,243)
Changes relating to financing activities	**2,224,370**	781,049
Changes relating to investing activities	**330,516**	(1,889,724)
Add: Non cash changes	**6,257,188**	-
	$ (3,473,411)	$ (8,082,918)

14. Related party transactions

A director and a corporation controlled by a director of Harvest Operations, have advanced $33.5 million and were repaid $8.5 million under the equity bridge note during the year ended December 31, 2003. The Trust paid $205,205 of the total $870,274 interest accrued during the year. *[Note 10]*

A corporation controlled by a director of Harvest Operations, had advanced $25 million and was repaid $25 million under a bridge note during the year ended December 31, 2003. The Trust paid $71,233 in interest on this bridge note during the year.

A corporation controlled by a director of Harvest Operations exercised warrants to purchase 150,000 trust units for proceeds of $150,000 on January 24, 2003. *[Note 8]*

A corporation controlled by a director of Harvest Operations sublets office space and is provided administrative services at fair market value.

15. Subsequent events

On January 1, 2004, WestCastle amalgamated with Harvest Operations.

On January 2, 2004, the Trust paid $665,069 of the accrued interest payable related to the equity bridge note. *[Notes 10 and 14]*

On January 29, 2004, the Trust closed an issue of 60,000 9% convertible unsecured subordinated debentures due May 31, 2009. This financing provided proceeds of $60 million. Interest on the debentures is payable semi-annually in arrears in equal installments on May 31 and November 30 in each year, commencing May 31, 2004. The debentures are convertible into fully paid and non-assessable trust units at the option of the holder at any time prior to the close of business on the earlier of May 31, 2009 and the business day immediately preceding the date specified by the Trust for redemption of the Debentures, at a conversion price of $14.00 per trust unit plus a cash payment for accrued interest and in lieu of the fractional trust units resulting on the conversion. The debentures may be redeemed by the Trust at its option in whole or in part subsequent to May 31, 2007, at a price equal to $1,050 per debenture between June 1, 2007 and May 31, 2008 and at $1,025 per debenture between June 1, 2008 and May 31, 2009. Any redemption will include accrued and unpaid interest at such time when completed. The Trust may also elect to redeem the debentures upon maturity with the issue of trust units at a price equal to 95% of the weighted average trading price for the preceding 20 consecutive trading days, 5 days prior to settlement date A settlement in trust units is subject to specified notice and regulatory approval. Upon the issue of the debentures, the Trust repaid the $25 million equity bridge note outstanding as at December 31, 2003 *[Note 10]*, and accrued interest of $185,232.

On February 16, 2004, 13,700 trust unit rights were issued to employees under the Trust unit incentive plan with an exercise price of $13.35 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

On February 24, 2004, 12,000 trust unit rights were issued to employees under the Trust unit incentive plan with an exercise price of $13.75 per unit. The trust unit rights vest equally over the next four years on their anniversary date.

Between January 22, 2004 and March 31, 2004 11,250 trust unit rights were exercised or settled, of which 5,000 were settled in cash for approximately $30,000 by the Trust, and 6,250 trust units were issued at an exercise price of $5.20 per unit. Also during this period, 15,875 trust unit appreciation rights were cancelled.

On March 15, 2004, $1 million of the convertible debentures issued on January 29, 2004 were converted into 71,428 trust units. In conjunction with this conversion, the Trust also paid a total of $11,350 in cash for accrued interest and in lieu of fractional units.

On March 19, 2004, Harvest Operations entered into a fixed price swap to purchase 1,008 GJ of natural gas at $6.05 per GJ, from January 1 to December 31, 2005. This contract was purchased with the intent to be combined with the previously purchased swap on the electricity heat rate for $8.40 GJ/MWh for

5MW during the same period. These two instruments in combination, have effectively resulted in the purchase of 5 MW of electricity at $50.82 per MWh.

The following is a summary of the Trust distributions announced and paid subsequent to the year end:

Distribution Month	Record Date	Payment Date	Trust units issued under DRIP	Total Amount of Distribution
December, 2003	December 31, 2003	January 15, 2004	54,761	$ 3,421,801
January	January 31, 2004	February 16, 2004	14,870	3,432,753
February	February 27, 2004	March 15, 2004	24,980	3,435,774
March	March 31, 2004	April 15, 2004	21,825	3,456,300

On April 14, 2004 the Trust declared a distribution of $0.20 per trust unit payable to unitholders of record on April 30, 2004. The distribution payment is estimated to total $3,460,671 and will be paid on May 14, 2004.

The following is a summary of the oil sales contracts with price swap or collar features that were entered into by Harvest Operations subsequent to December 31, 2003, that have fixed future sales prices:

Commodity collar contracts based on West Texas Intermediate			
Trade date	Daily Quantity	Term	Price per Barrel (Note 1)
January 21, 2004	500 Bbls/d	January through June 2005	U.S. $28.00 – 31.20 ($21.00)
February 20, 2004	500 Bbls/d	January through June 2005	U.S. $28.00 – 30.70 ($22.00)
February 20, 2004	500 Bbls/d	July through December 2005	U.S. $27.50 – 29.80 ($22.00)
February 27, 2004	500 Bbls/d	January through June 2005	U.S. $28.00 – 32.25 ($22.00)
March 10, 2004	500 Bbls/d	January through June 2005	U.S. $29.00 – 32.50 ($22.00)
March 10, 2004	500 Bbls/d	July through December 2005	U.S. $28.00 – 31.50 ($22.00)
March 18, 2004	500 Bbls/d	January through June 2005	U.S. $29.00 – 34.60 ($22.00)
Note 1	Harvest has sold a put option at the price denoted in brackets, for the same volumes as the associated commodity contract. The counterparty may exercise this option if the respective index falls below the specified price on a monthly settlement basis.		

16. Commitments and contingencies

From time to time, the Trust is involved in litigation or has claims sought against it in the normal course of business operations. Management of the Trust is not currently aware of any claims or actions that would materially affect the Trust's reported financial position or results from operations.

The Trust has letters of credit outstanding in the amount of approximately $3.3 million, related to electricity infrastructure usage. These letters are provided by the Trust's lenders under the availability of the demand loan. The letters expire throughout 2004, and are expected to be renewed as required.